Form 20-F
period 2003-05-31
MEDICURE INC
filed 2003-10-20
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2003 or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-31092

MEDICURE INC.
(Exact name of registrant as specified in its charter)

Canada
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

At May 31, 2003, the registrant had 38,509,864 common shares issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     ☒    Item 18 ☐

As of September 30, 2003, the rate for Canadian dollars was US $0.7408 for Cdn$1.00.

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

"pharmacokinetics" means the uptake, biotransformation, distribution, metabolism and elimination of a drug(s) by the body, including both total amounts and tissue and organ concentrations.;

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

As used in this annual report, the "Corporation” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc. and “Lariat” refers to Lariat Capital Inc. prior to its amalgamation with Medicure Inc. Values otherwise indicated, all references to dollar amounts in this annual report are to Canadian dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2003 and 2002 and for the fiscal years ended May 31, 2003, and 2002 and 2001 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The attached financial data as at May 31, 2001 and 2000 and August 31, 1999 and for the nine-month period ended May 31, 2000 and for the fiscal year ended August 31, 1999 was extracted from the audited financial statements of the Corporation not included in this annual report.

Reference is made to Note 9 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

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

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	May 31,	May 31,	May 31,	May 31,	August 31,
Balance Sheet	2003	2002	2001	2000(1)	1999
Data	$	$	$	$	$
(as at period end)
Current Assets	4,465,048	8,783,318	4,045,011	4,149,722	184,485
Capital Assets	67,497	84,571	63,941	74,385	4,214
Patent Costs	763,464	508,902	313,088	185,836	87,296
Total Assets	5,296,009	9,376,791	4,422,040	4,409,943	275,995
Total Liabilities	353,908	389,663	570,077	191,830	769,013
Net Assets	4,942,101	8,987,128	3,851,963	4,218,113	(493,018)
(Liabilities)
Capital Stock	17,502,222	17,458,936	8,448,684	5,582,824	100
Deficit Accumulated
During
the Development	(12,665,496)	(8,471,808)	(4,596,721)	(1,364,711)	(493,118)
Stage
Statement of
Operations
(for the fiscal year
ended on)
Gross Revenue	241,281	183,912	135,868	54,943	1,555
Loss from
Continuing
Operations	(4,193,688)	(3,875,087)	(3,232,010)	(871,593)	(252,752)
Net Loss for the	(4,193,688)	(3,875,087)	(3,232,010)	(871,593)	(252,752)
Period
Basic and Diluted	(0.11)	(0.14)	(0.20)	(0.11)	(0.03)
Loss per Share
Weighted-Average
Number of
Common Shares	37,118,889	27,900,412	15,928,521	8,224,389	9,500,000
Outstanding		(2)	(2)	(2)	(3)

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	May 31,	May 31,	May 31,	May 31,	August 31,
Balance Sheet Data	2003	2002	2001	2000 (1)	1999
(as at Period end)	$	$	$	$	$
Current Assets	4,465,048	8,783,318	4,045,011	4,149,722	184,485
Capital Assets	37,050	47,087	17,793	16,700	2,148
Patent Costs	-	-	-	-	-
Total Assets	4,502,098	8,830,405	4,062,804	4,166,422	186,633
Total Liabilities	353,908	389,663	570,077	191,830	769,013
Net Assets (Liabilities)	4,189,286	8,440,742	3,492,727	3,974,592	(582,380)
Capital Stock	33,859,545	32,855,388	23,588,136	13,860,276	100
Deficit Accumulated
During
the Development Stage	(29,670,259)	(24,414,646)	(20,095,409)	(9,885,684)	(582,480)
Statement of Operations
Gross Revenue	241,281	183,912	135,868	54,943	1,555
Loss from Continuing
Operations	(5,255,613)	(4,319,237)	(10,209,725)	(9,303,204)	(330,994)
Net Loss for the Period	(5,255,613)	(4,319,237)	(10,209,725)	(9,303,204)	(330,994)
Basic and Diluted Loss	(0.14)	(0.15)	(0.64)	(1.13)	(0.03)
per Share
Weighted-Average
Number of
Common Shares	37,118,889	27,900,412	15,928,521 (2)	8,224,389	9,500,000
Outstanding		(2)		(2)	(3)

Note 1: Information for the fiscal year ended May 31, 2000 is for a nine-month period.

Note 2: Includes 1,280,000 Class A common shares outstanding. On March 1, 2003 all of the issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation’s Articles of Continuance. The Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

Note 3: The 9,500,000 common shares issued by Lariat to acquire Medicure are considered to be the outstanding number of shares for periods prior to November 23, 1999 for accounting purposes

Comparability of Data

On November 22, 1999, Lariat acquired all of the issued and outstanding common shares of Medicure in consideration for the issuance of 9,500,000 common shares of Lariat. As control of Lariat passed to the former shareholders of Medicure resulting in a reverse acquisition, Medicure is deemed to be the acquirer for accounting purposes. Accordingly, the net assets of Medicure are included in the balance sheet at their book values and the deemed acquisition of Lariat is accounted for by the purchase method with the net assets of Lariat recorded at their fair value at the date of acquisition.

The selected financial data for the fiscal years ended May 31, 2003, 2002 and 2001 includes the operations of Medicure International Inc. (“Medicure International”) commencing June 1, 2000. The selected financial data for the nine months ended May 31, 2000 includes the operations of Medicure commencing September 1, 1999 combined with the activities of Lariat beginning on November 22, 1999, the effective date of the reverse takeover. The selected financial data for the year ended August 31, 1999 are those of the financial statements of Medicure.

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. The following table sets out the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the periods indicated. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank in New York.

	May 31	May 31	May 31,	May 31,	August 31,
	2003	2002	2001	2000	1999

Period End	0.7307	0.6545	0.6470	0.6682	0.6700
Average	0.6569	0.6380	0.6600	0.6808	0.6637

	September	August	July	June	May	April
	2003	2003	2003	2003	2003	2003

High for
Month(1)	0.7423	0.7106	0.7061	0.7302	0.7044	0.6764
Low for
Month(1)	0.7185	0.7249	0.7488	0.7491	0.7404	0.6976

Notes:

(1) Figures are extracted from daily exchange rates

As of September 30, 2003, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.7408.

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

The Corporation began operations in 1997 and its common shares were listed on the Canadian Venture Exchange from November 23, 1999 to March 14, 2002. The Corporation commenced trading on the Toronto Stock Exchange on March 15, 2002 to the present.

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

The Corporation has incurred net losses every year since inception in 1997 and as of May 31, 2003, had an accumulated deficit of $12,665,496. The Corporation incurred net losses of $4,193,688 for the year ended May 31, 2003, $3,875,087 for the year ended May 31, 2002, $3,232,010 for the year ended May 31, 2001, $871,593 for the nine months ended May 31, 2000 and $252,752 for the fiscal year ended August 31, 1999.

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

In April 2001, the Corporation completed a Phase I safety and pharmacokinetics study for MC-1, its lead product. In March 2002 the Corporation commenced a Phase II multi-centre “Proof of Principle” clinical trial called MEND-1, of 60 high-risk cardiovascular patients undergoing elective angioplasty with the lead product, MC-1. The Phase II clinical trial was designed to evaluate the ability of MC-1 to reduce heart damage from myocardial infarction (heart attack) and to protect the heart against injury resulting from coronary bypass surgery and angioplasty (a condition referred to as ischemia reperfusion injury). In January 2003, the Corporation announced positive results from the MEND-1 study as the primary endpoint and certain important secondary endpoints of the study were met.

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

THE CORPORATION DOES NOT HAVE MANUFACTURING OR MARKETING EXPERIENCE AND MAY NEVER BE ABLE TO SUCCESSFULLY MANUFACTURE OR MARKET ITS PRODUCTS.

The Corporation has no experience in large-scale manufacturing and in marketing its products and may never be able to successfully manufacture and market its products. If the TPD or FDA approves MC-1 or any future products, the Corporation intends to rely on third parties to manufacture or market its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside the Corporation’s control. Failure of or delay by a manufacturer of the Corporation's products to comply with Good Manufacturing Practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the future prospects of the Corporation. Also, providers, payers or patients may not accept the Corporation's products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to 4 years or longer before the Corporation's initial products may be sold commercially. Other competitors may be in a position to bring competing products to market within a shorter time frame.

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

The Corporation owns or jointly owns eight United States patents and has received a Notice of Allowance for two other patent from the United States Patent Office. The Corporation has an additional seventeen pending United States patent applications. The Corporation’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

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

The Corporation has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient for the next 2 fiscal years. This projection includes several Phase II clinical trials involving MC-1, its lead product and MC-4232, its second clinical candidate.

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

As of May 31, 2003, the Corporation had 38,509,864 common shares issued and outstanding. A further 2,137,033 common shares are issuable upon exercise of outstanding stock options and another 18,446,537 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation’s shareholders. The Corporation’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 3,574,000 of the common shares issued and outstanding as of May 31, 2003. Stock options to purchase an additional 1,436,967 common shares are issuable by the Corporation as at May 31, 2003. With the exception of 5,670,236 common shares held in escrow, these common shares, including the common shares to be issued upon exercise of the outstanding options and warrants, are freely tradable. It should be noted that 5,670,236 shares still held in escrow are performance based escrow shares. The Corporation has met the required performance conditions for all of these shares and they are currently eligible for release upon application being made, by the Corporation, to the Toronto Stock Exchange.

Sales of substantial amounts of the Corporation’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

THE CORPORATION’S COMMON SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME VOLATILITY WHICH MAY RESULT IN LOSSES TO THE SHAREHOLDERS OF THE CORPORATION.

On May 31, 2003, the Corporation’s common shares closed at a price of $0.75. For the period from June 1, 2002 to May 31, 2003, the high and low trading prices of the Corporation’s common shares were $1.13 and $0.20, respectively, with a total trading volume of 17,488,243 shares.

Daily trading volume in the Corporation’s common stock for the period from June 1, 2002 to May 31, 2003 has generally been limited, with a high of 1,300,950 shares and a low of 400 shares, averaging approximately 67,262 shares. Accordingly, the trading price of the Corporation’s common stock may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for the Corporation’s products, competition by new products or new innovations, fluctuations in the operating results of the Corporation, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.

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

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST OUR MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

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

On June 1, 2000 the Corporation licensed the world-wide development and marketing rights (except for Canada) for MC-1, the Corporation’s lead product, to the Corporation’s wholly owned subsidiary, Medicure International. Medicure International then entered into a Development Agreement with CanAm to perform research and development on MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the Development Agreement agreed that the aggregate amount of all invoiced expenditures shall not exceed $15,000,000 over the term of the agreement. CanAm is a private Canadian company wholly owned by Peter de Visser, a former director of the Corporation. Peter de Visser resigned as a director of the Corporation in December 2001.

Since its amalgamation, the Corporation, directly and through certain research contracts, has been engaged in the research and development of human therapeutic drugs for cardiovascular disease. In certain instances, therapeutics developed by the Corporation may also provide benefit for other diseases. The Corporation’s lead product, MC-1, is based upon scientific discoveries led by Dr. Naranjan S. Dhalla of The Institute of Cardiovascular Sciences and the Department of Physiology, of the Faculty of Medicine, the University of Manitoba in Winnipeg, Manitoba, Canada. The Corporation’s focus is on the clinical development and commercialization of MC-1 for treatment of cardiovascular disease and on the discovery and development of other cardiovascular therapeutics. There are currently 19 full time scientific researchers and support staff who are retained as consultants or employees by CanAm and who are performing the Corporation’s scientific research pursuant to the Development Agreement.

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

In March, 2002 the Corporation commenced a Phase II multi-centre “Proof of Principle” clinical trial called MEND-1 of 60 high-risk cardiovascular patients undergoing elective angioplasty with our lead product, MC-1 after obtaining approval from the TPD and the FDA. In January 2003, the Corporation announced positive results from the MEND-1 clinical study managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina. Both the primary endpoint and certain important secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the marker cardiac enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

The Corporation is currently gathering data to support a Phase I clinical application in an intravenous formulation in fiscal 2004, subject to approval by TPD. The initial Phase I clinical trials will be designed to evaluate the safety of MC-1 in an intravenous formulation in healthy volunteers.

In June 2003, the Corporation announced a second clinical candidate, MC-4232, for use in treatment of hypertension. In a pre-IND meeting to consider the Corporation’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with the Corporation’s plan with regard to the proposed Phase II/III clinical program. In July 2003, the Corporation announced it had received approval to start a Phase II study that will enrol 15 patients with hypertension and is designed to determine an effective dose-range for future studies. It is expected that results from the trial will be available in fiscal 2004.

In parallel to the development of MC-1 and MC-4232, the Corporation has a drug discovery program the objective of which is to discover and in-license new drug candidates for advancement into clinical development and commercialization for unmet cardiovascular market needs. The program involves the synthesis of compounds that utilize the same scaffold as MC-1. The Corporation has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Certain of the Corporation’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are currently being studied further to evaluate their commercial potential. Patent applications have been, and are expected to be filed for all novel candidate compounds, to the extent commercially and reasonably possible, protecting their composition of matter and use in a treatment of targeted cardiovascular and related diseases.

The Corporation is also evaluating other cardiovascular drug candidates for potential license with the objective of further broadening its product and patent portfolio.

The Corporation anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year. However, CanAm has spent approximately $500,000 on equipment in the past year that has enabled it to perform the Corporation’s scientific research pursuant to the Development Agreement.

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

In January 2003, the Corporation announced positive results from a Phase II study called MEND-1. The MEND-1 trial was a proof of principle study to establish the efficacy and safety of the Corporation’s lead compound, MC-1 as a cardioprotective treatment to reduce damage to the heart associated with acute ischemic and reperfusion injury. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. Patients were randomized to receive either MC-1 (n=40) or placebo (n=20).

The primary endpoint, peri-procedural infarct size (as determined by area under the curve (AUC) of CK-MB within 24 hours following initiation of elective PCI) was significantly reduced by approximately 33% in the MC-1 treatment group. Compared with the placebo group, the peak absolute CK-MB in the MC-1 patients was also reduced by 30% relative to the placebo group.

With respect to secondary endpoints, there were no significant statistical differences between the MC-1 treatment group and the placebo group in the composite clinical endpoint of death, nonfatal MI, new or worsening heart failure, or recurrent ischemia at 30 days, or in any of the individual components of the composite endpoint. These efficacy results were achieved without any significant adverse effect on hemorrhaging, stroke, death or hepatic dysfunction, thus confirming the safety and tolerability of the drug candidate. Treatment for the study was in the presence of standard medical care.The effectiveness of MC-1 in treating the damage done to the heart by myocardial ischemia, including common conditions such as heart attack and angina, has been demonstrated in established, industry accepted in vivo models. One primary model is the coronary artery ligation model, which involves inflicting a blockage in a major artery going into the heart of the animal thereby mimicking blockages involved in human heart attacks. Benefits of treatment suggested in a series of animal studies in this model are improved cardiac function and reduced negative change in heart size.

MC-1’s effectiveness in preventing ischemic reperfusion injury has been demonstrated in in vitro and in vivo models that are routinely used throughout the industry. A selection of benefits seen in these studies include improved contractile force and reduced infarct size.

Although the precise mechanism by which MC-1 acts, is not yet known, research indicates that its effect occurs from a cardiovascular mechanism that has not previously been used clinically, thereby offering potential to further extend the benefits beyond current therapeutic alternatives.

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

In June 2003, the Corporation announced a second clinical candidate, MC-4232, for use in treatment of hypertension. In a pre-IND meeting to consider the Corporation’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with the Corporation’s plan with regard to the proposed Phase II/III clinical program. In July 2003, the Corporation announced it had received approval to commence a Phase II study in that will enrol 15 patients with hypertension and is designed to determine an effective dose-range for future studies. It is expected that results from the trial will be available in fiscal 2004.

While MC-1 and MC-4232 development proceeds, the Corporation is seeking to develop or acquire additional cardiovascular therapeutics with commercial potential to meet a market need. The Corporation’s objective is to establish a pipeline of novel cardiovascular therapeutics to ensure the Corporation’s long-term growth and security. The Corporation is taking a two-pronged approach to this effort, combining the efforts of a drug discovery program with strategic licensing of promising new compounds from other research groups.

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

Medicure anticipates the commencement of a Phase II clinical trial of MC-1 in a second indication in fiscal 2004.

The Corporation has various compounds currently in early stage research screening. Compounds developed by the chemistry group will be advanced through the following steps based on their successful advancement through early stage screening; (1) in vitro (cell based) screening, (2) in vivo screening in appropriate disease model, (3) in vivo toxicity screening, (4) dose response confirmation of efficacy

________________________________________________________________
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

The Corporation currently has eight issued patents. United States Patent No. 6,051,587 terminates on April 16, 2018, United States Patent No. 6,043,259 terminates on March 25, 2019, United States Patent No. 6,339,085 terminates on March 7, 2000,United States Patent No. 6,417,204 terminates on July 6, 2021, United States Patent No. 6,489,345 terminates on July 14, 2019, United States Patent No. 6,548,519 terminates on May 15, 2022, United States Patent No. 6,586,414 terminates on March 28, 20021, United States Patent No. 6,605,612 terminates on February 28, 2021.

Competitors’ Current Products

There are numerous products on the market for treatment of cardiovascular disorders, most of which are marketed by large pharmaceutical companies.

It is recognized that cardiovascular treatments have been of great benefit in reducing mortality and morbidity from a range of conditions. The existing cardiovascular drugs can be categorized into several main drug classes, as distinguished by their mechanism of action. Some of the primary drug classes include ACE Inhibitors (2001 global sales estimated at US$10 billion), Angiotensin II Inhibitors (2001 global sales estimated US$5.6 billion, Thrombolytics (1999 global sales estimated US$8.9 billion), Beta-Blockers (2001 global sales estimated at US$3.8 billion), and Calcium Channel Blockers (2001 global sales estimated at US$9.9 billion), each class has particular benefits as well as an array of alternative products.3 Cross-use of drugs between different types of cardiovascular disease categories makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).4

Despite the development of various effective products, pharmaceutical companies carefully monitor developments in the field and continually attempt to bring in new major products. This is in part driven by the rise of generic products that substantially reduce profit margins for products as they come off patent. Competition is most intense in cardiovascular markets like hypertension where there are many treatment options. Large pharmaceutical companies are most interested in finding new treatment options for inadequately treated conditions such as those targeted by the Corporation.

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

Current cardiovascular drugs are difficult to prescribe due to the interrelated nature of disorders and the danger of negative side effects. Typically, after a person who has had a suspected heart attack or a case of angina is admitted to the emergency room, numerous points of diagnosis must be carried out to best identify the cause. Following this, a suitable course of therapy can be selected. Another difficulty in

___________________________________________________________________
3  Sales estimates provided by Datamonitor, 2002

4   Supra, note 9.

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

The Pharmaceutical Researchers and Manufacturers of America estimated that in 2001, approximately US $3.9 billion was invested by research companies in the United States on research and development of cardiovascular therapeutics in 2001. In its 2001 report, R & D Directions identified approximately 270 separate products in development for heart disease and stroke. A large proportion of products in development are modifications of existing therapeutic classes.

The Corporation’s clinical trials for MC-1 focus on ischemia and ischemic reperfusion injury for cardiovascular diseases and will also focus on stroke. The following tables provides an overview of competitors’ products in development pertaining to ischemia and ischemic reperfusion injury of cardiovascular diseases and stroke:

ISCHEMIA AND ISCHEMIC REPERFUSION INJURY
Product	Company (s)	Development Stage
Adenosine	Fujisawa	Phase II
Pexelizumab	Alexion	Phase III
Ranexa (Ranolazine)	CV Therapeutics	NDA
Plavix (Clopidogrel)	Sanodi-Synthelabo SA	Market

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

The Corporation’s second clinical candidate, MC-4232, is being developed for the treatment of hypertension. The market for management of high blood pressure is one of the largest in the pharmaceutical industry but is also one of the most competitive. Approximately 50 million Americans are affected by hypertension (American Heart Association). In Canada, 50% of all visits made to a physician for cardiovascular related disorders are to manage hypertension. Decision Resources expects hypertension drug global sales to reach US $22 billion by 2008. The following table presents a list of competitors’ products on the market pertaining to hypertension.

HYPERTENSION
Product	Company	Type of Drug
Accupril (quanapril)	Pfizer	ACE inhibitor
Aldactone (spironolactone)	Pharmacia	Diuretic; antihypertensive
Aldomet (methyldopa)	Merck & Co.	CNS antihypertensive
Apresoline (hydralazine)	Novartis	Direct vasodilator
Atacand (candesartan)	AstraZeneca	AIIRA (Type A1)
Blocadren (timolol)	Merck & Co.	Beta blocker
Capoten (captopril)	Bristol-Myers Squibb	ACE inhibitor
Catapres (clonidine)	Boehringer Ingelheim Pharmaceuticals	CNS antihypertensive
Corgard (nadolol)	King Pharmaceuticals	Beta blocker
Cozaar (losartan)	Merck & Co.	AIIRA (Type A1)
Diovan (valsartan)	Novartis	AIIRA (Type A1)
Hydrodiuril (hydrochlorothiazide)	Merck & Co.	Diuretic
Hytrin (terazosin)	Abbott Laboratories	Alpha-1-selective adrenoceptor blocking agent
Inderal (propranolol)	AstraZeneca	Beta blocker
Ismelin (guanethidine)	Alliance Pharmaceuticals	Neuron blocker
Lexxel (enalapril maleate; felodipine)	AstraZeneca	Combo ACE inhibitor and calcium blocker
Loniten (minoxidil)	Par Pharmaceutical	Direct vasodilator
Lotensin (benazepril)	Novartis	ACE inhibitor
Monopril (fosinopril)	Boehringer Ingelheim	ACE inhibitor
Nif-Ten (nifedipine; atenolol)	AstraZeneca	Combination calcium blocker and beta blocker
Normodyne (labetalol)	Watson Pharmaceuticals Inc.	Combined alpha/beta blocker
Norvasc (Amlodipine besylate)	Pfizer	Calcium channel blocker
Sectral (acebutolol)	Wyeth-Ayerst Laboratories	Beta blocker
Sular (nisoldipine)	Bayer	Calcium blocker
Tenoretic (atenolol; chlorthalidone)	AstraZeneca	Combination beta blocker and diuretic
Teveten (eprosartan mesylate)	Solvay Pharmaceuticals	AIIRA (Type A1)
Thalitone (chlorthalidone)	King Pharmaceuticals	Diuretic
Vasotec (enalapril)	Merck & Co.	ACE inhibitor
Verelan (verapamil)	Elan Pharmaceuticals	Calcium blocker
Zebeta (bisoprolol fumarate)	Wyeth-Ayerst Laboratories	Beta blocker
Zestoretic (lisinipril; hydrochlorothiazide)	AstraZeneca	Combination ACE inhibitor and diuretic
Zestril (lisinopril)	AstraZeneca	ACE inhibitor

Competitive Strategy and Position

As stated, the Corporation is primarily focusing on developing MC-1 for myocardial ischemia and reperfusion injury. The Corporation is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s efficacy in these applications and, therefore, these applications have high potential for showing MC-1’s clinical benefit. The clinical need for a product with this activity will also be considered by regulatory authorities (principally the FDA and also the TPD). Although MC-1 shows potential for treatment of other cardiovascular diseases, these uses are not being addressed as a first priority due to factors including the cost of clinical trials and the more intense competitive nature of these markets.

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

Management of the Corporation believes that, based on initial in vivo and human studies, MC-1 has many competitive advantages over existing competitor’s products and over products known to be in development. These advantages relate to MC-1’s effectiveness for a broad range of disorders, safety at higher than expected dosages, and the potential that the product acts by a new mechanism of action.

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

Research Facilities

CanAm, on behalf of the Corporation, leases 6,100 square feet of office and laboratory space at a newly built facility in Winnipeg, Manitoba. Biological, chemistry, and analytical research take place under one roof.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation 's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2003, May 31, 2002, May 31, 2001 and the period ended May 31, 2000, should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in Note 9 to the consolidated financial statements of the Corporation included herein.

A. Critical Accounting Policy Disclosure

The following critical accounting policies involve significant judgements and estimates that are used in the preparation of our consolidated financial statements.

Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. The Corporation commenced amortization of patent costs during fiscal 2002.

Stock-based compensation and other stock-based payments:

The Corporation has a Stock Option Plan [note 4(c)] for its directors, management, consultants and employees. Effective June 1, 2002, the Corporation adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As permitted, the Corporation has applied this change prospectively for new awards granted on or after June 1, 2002. Under this section, the fair value method of accounting for stock-based compensation is used to account for awards to non-employees and direct awards of stock to employees. The fair value of direct awards is determined based on the quoted market price of the Corporation’s common shares and the fair value of stock options and other stock-based payments to non-employees is estimated at the date of grant using the Black-Scholes option pricing model.

The Corporation has elected to measure compensation costs for stock options granted to employees, management and directors using the intrinsic method. Under this method, no compensation expense is recognized when stock options are issued under the Stock Option Plan, as the exercise price of each option equals or is greater than the market value of the Corporation’s common shares at the date immediately preceding the grant date. However, in accordance with Section 3870, the Corporation must present pro forma disclosure relating to net loss and loss per share figures as if the fair value method had been used.

B. Operating Results

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

The Corporation believes it has sufficient funds on hand to complete several Phase II clinical trials involving MC-1, its lead product and MC-4232, its second clinical candidate. As discussed in Note 1 of the consolidated financial statements of the Corporation, however, the Corporation’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct the remainder of its clinical trials and to successfully commercialize its products. Failure to obtain further financing may require the Corporation to reduce substantially or eliminate expenditures for research and development, testing including further clinical trials, and production and marketing of its proposed products.

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

Year Ended May 31, 2003 Compared to the Year Ended May 31, 2002

Interest and other income for fiscal 2003 totaled $241,000 as compared to $184,000 for fiscal 2002. Interest income was higher in fiscal 2003 primarily due to a larger average cash and cash equivalents balance, which resulted from equity offerings in fiscal 2002 that raised net proceeds of $9,004,0000. Throughout fiscal 2003 and fiscal 2002, management invested funds in short-term investments.

Research and development expenditures include costs associated with the Corporation’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Corporation is a development stage enterprise that focuses a majority of its cash resources on research and development activities.

Research and Development expenditures increased to $3,118,000 as compared to $3,104,000 for fiscal 2002 and represent 70% of the Corporation’s total expenditures in fiscal 2003. Substantially all research and development expenditures in each year were paid to CanAm Bioresearch Inc. pursuant to the Development Agreement. A significant portion of the expenditures in fiscal 2003 were attributed to the Phase II trial, MEND-1, managed by Duke Clinical Research Institute, which showed that the Corporation's lead product, MC-1, reduces ischemic heart damage following angioplasty. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. In addition, the Corporation enhanced its research and development capabilities with the expansion of its research team, and a rise in screening and preclinical testing of compounds brought forward by the Corporation’s drug discovery program. The Corporation’s scientific developments led to the announcement in June 2003 of a second clinical candidate, MC-4232 for use in the treatment of hypertension.

The Corporation expects the research and development expenditures for the fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. In a pre-IND meeting to consider the Corporation’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with the Corporation’s plan with regard to the proposed Phase II/III clinical program. Based on the plan presented to the FDA, the Corporation expects to commence the initial study in the first quarter of fiscal 2004. The Corporation is in the process if developing a strategy for its Phase II/III clinical trial for the oral dose of MC-1 which may involve third party collaboration. The Corporation continues to pursue strategic alliances with a suitable partner to help further develop this product.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $1,284,000 for the year ended May 31, 2003, as compared to $950,000 for the year ended May 31, 2002. The increased spending in fiscal 2003 as compared to fiscal 2002 was primarily attributable to the internal growth that is required to support the Corporation’s increasing business development and investor relations activities. These activities were primarily associated with increasing the awareness of the Corporation’s clinical trial results in both the medical and investment communities in North America and Europe. The Corporation also incurred stock-based compensation expenses of $105,000 in fiscal 2003 as compared to nil in fiscal 2002 as a result of adopting new accounting standards in fiscal 2003 related to measurement of compensation associated with stock options granted by the Corporation to non-employees. The Corporation expects slightly higher levels of general and administrative activities for fiscal 2004 to support increased business development activities.

For the year ended May 31, 2003, the Corporation recorded a net loss of $4,194,000 or $0.11 per share compared to a net loss of $3,875,000 or $0.14 per share for the year ended May 31, 2002. As stated above, these results of operations were mainly attributable to the Corporation’s clinical development program and the increased business development activity required to support the program. The Corporation expects to incur a loss next year as it continues to invest in product research and development.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 37,118,889 for the year ended May 31, 2003 from 27,900,412 for the year ended May 31, 2002.

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

Research and Development expenditures increased to $3,103,707 as compared to $2,472,951 for fiscal 2001. Substantially all research and development expenditures in each year were paid to CanAm Bioresearch Inc. pursuant to the Development Agreement. The increase in spending is primarily due to the Corporation’s continuing clinical development of MC-1, including the commencement of the “Proof of Principle” Phase II clinical trial (MEND-1) for treatment of angioplasty patients. In addition, the Corporation enhanced its research and development capabilities with the expansion in our research team, and a rise in screening and preclinical testing of compounds brought forward by the Corporation’s drug discovery program. The Corporation’s scientific developments led to the filing of numerous patents during the year.

Medicure expects the research and development expenditures for the fiscal year ended May 31, 2003 to be higher than fiscal 2002. The main source of the increase will result from the completion of the current Phase II clinical trial in angioplasty patients and the commencement of clinical trials in other indications.

General and administration expenses totaled $949,569 for the year ended May 31, 2002, as compared to $879,914 for the year ended May 31, 2001. This increase in spending is the result of the addition of personnel and professional services that were required to support increased business development activities, as well as increased regulatory fees resulting from the Corporation’s listing on the TSX.

Medicure expects general and administrative expenditures for fiscal 2003 to be slightly higher than those incurred in fiscal 2002

For the fiscal year ended May 31, 2002 (“fiscal 2002”), Medicure recorded a net loss of $3,875,087 or $0.14 per share compared to a net loss of $3,232,010 or $0.20 per share for the year ended May 31, 2001 (”fiscal 2001”). These results of operations were in line with management’s expectations. The Corporation expects losses to continue for the next several years due to expenditures relating to its research and development efforts and clinical trials.

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

C. Liquidity and Capital Resources

Since inception, the Corporation has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2003, the Corporation had cash and cash equivalents totaling $4,131,000 compared with $8,341,000 at the previous year-end. During fiscal 2003, the Corporation did not perform any private or public financings. During fiscal 2002, the Corporation raised gross proceeds of $10,000,000 (before share issuance costs of $1.2 million) through an equity offering of 15,384,615 units of the Corporation priced at $0.65 per unit. Each unit comprises one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share of the Corporation at a price of $0.81 per common share on or before December 20, 2003. Subsequent to May 31, 2003, the Corporation strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Corporation at $0.85 per share. As additional compensation to the underwriters, the Corporation issued compensation options of 629,834 common shares of the Corporation exercisable at $1.00 per common share. These compensation options expire June 26, 2005. The financing increased the Corporation’s cash and cash equivalents to $10,739,000 as at June 30, 2003.

The Corporation expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Corporation expects higher clinical expenses as a result of the planned Phase II clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the commencement of the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. Based on current plans, it is anticipated that total expenses will increase during fiscal 2004 as a result of these clinical trials. The Corporation believes it has sufficient resources to fund operations until the end of fiscal 2005. However, funding requirements may vary depending on a number of factors including the progress of the Corporation’s research and development programs, the results of preclincal studies and clinical trials and changes in the focus and direction of the Corporation’s product development projects.

Based on the positive results from the MEND-1 trial, the Corporation plans to proceed with pivotal Phase II trials of MC-1 with a larger number of patients. These studies could start as early as fiscal 2004 and cost $5,000,000 to $12,000,000 each and will hope to confirm the results from the earlier trial and provide more data regarding the pharmacological effects of the drug as well as the optimal drug dosage levels. The Corporation will require additional funding to meet the costs of such studies that may not be available if and when it is required.

Successful completion of a pivotal Phase II trial will ultimately lead to a Phase III trial. This is a large-scale study of patients with the targeted disease and will probably cost in the range of $16,000,000 to $40,000,000. It could potentially start in 2005 and finish in 2006 or 2007 provided the Corporation is able to secure a partnership with a large pharmaceutical company. The main purpose of this trial is to obtain definitive statistical evidence of the efficacy and safety of the drug so that an application can be made to the TPD and FDA for commercial approval.

In a pre-IND meeting held to consider the Corporation’s second clinical candidate for the treatment of Hypertension, MC-4232, the FDA agreed in principle with the Corporation’s proposed product development plan and found that the information presented by the Corporation was sufficient to support an IND application, subject to review. The Corporation announced approval by regulatory authorities of a Phase II trial for the treatment of Hypertension in July 2003 and assuming satisfactory completion of the Phase II trial expects to enrol between 1,500-2,000 patients in both the Phase II and III clinical trials to support an NDA for the product. The total cost for the proposed product development based on current estimates is $20,000,000.

If either MC-1 or MC-4232 is approved for marketing by the TPD and FDA, there will then potentially be follow-up studies (called Phase IV trials) that may need to be completed while the drug is being marketed, in order to adjust or extend product claims. It is not possible to estimate the scope and size of any such studies that may be required.

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

While MC-1 and MC-4232 progresses through clinical trials, the Corporation will continue the drug development process. This process begins with initial product screening which should produce preliminary candidates for preclinical research. MC 5422 and MC 45228 are such candidates that have moved into the preclinical research stage. Once a drug candidate reaches this stage, it can cost in excess of $1,000,000 to advance it to the clinical trial stage. Ongoing research and development to find preliminary candidates currently costs the Corporation between $1,200,000 to $1,500,000.

Besides public or private financings, the other major financings are planned to be through up front and milestone payments from a large pharmaceutical company that has partnered with the Corporation for clinical development and or marketing of the lead compound.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of the Corporation’s common shares. The Corporation does not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to the Corporation. If funds are raised by selling additional common shares, or other securities convertible into common shares, the ownership interests of the Corporation’s existing shareholders will be diluted. If the Corporation is unable to obtain financing when required, the Corporation would not be able to carry out its business plan, including further clinical trials of MC-1 and MC-4232. The Corporation would have to significantly limit its operations and business, and its financial condition and results of operations would be materially harmed.

At May 31, 2003, the Corporation had net working capital of $4,111,440 compared to net working capital of $8,393,655 at May 31, 2002. During the three months ended August 31, 2003, the Corporation strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Corporation at $0.85 per share. The financing increased the Corporation’s cash and cash equivalents to $10,250,000 as at August 31, 2003. In addition, the Corporation raised a total of $290,000 in cash from 435,025 common shares issued as a result of exercised options and warrants during the three month period ended August 31, 2003.

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

The Corporation had no long-term debt as of May 31, 2003 or August 31, 2003 and no other significant expenditure commitments not related to operating activities.

No dividends have been declared or paid on any shares of the Corporation since its incorporation. There can be no assurance that the Corporation will ever declare any dividends on any of its shares, or if declared, what the dividend amounts will be or whether such dividends, once declared, will continue for any future period.

D. Research and Development, Patents and Licenses, Etc.

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

The Corporation has demonstrated the effectiveness of MC-1 in preclinical in vivo models of cardiovascular disease and a Phase I and Phase II clinical trial.. Additional preclinical studies may also be performed in order to evaluate other potential uses of MC-1 and to gather otherdata as may be necessary to support future clinical objectives.

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

For the period from inception on September 15, 1997 to May 31, 2003, a total of $9,566,000 was incurred for research and development.

Patents and Licenses

The Corporation has been issued eight patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular disease. The Corporation has obtained an additional two Notice of Allowances and has also filed seventeen additional applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The eight patents issued to the Corporation are as follows:

      US Patent 6,043,259
      US Patent 6,051,587
      US Patent 6,339,085
      US Patent 6,417,204
      US Patent 6,489,345
      US Patent 6,548,519
      US Patent 6,586,414
      US Patent 6,605,612

The first two patents are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, and an ensuing new License Agreement dated August 30, 1999 (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of

Manitoba a royalty payment of 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement commenced on August 30, 1999 and shall terminate:

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

The two Notice of Allowances and seventeen pending United States patent applications, including those filed with the United States Patent Office as either regular or provisional applications, are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc.

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

Medicure International subsequently entered into the Development Agreement with CanAm on June 1, 2000 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the Development Agreement agreed that the aggregate amount of all invoiced expenditures shall not exceed $15,000,000 over the term of the agreement. The term of the Development Agreement is to expire on the completion of all research and development activities by CanAm, and the written acknowledgment by CanAm and Medicure International that no further research projects will be undertaken (see Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management)

The Development Agreement may be terminated under a number of circumstances and, in any event, by Medicure International at any time by providing CanAm with at least 30 days prior written notice of its intention to terminate, or by CanAm at any time by providing Medicure International with at least 90 days prior written notice of its intention to terminate the Development Agreement.

The agreements provide that all confidential information developed or made known during the course of the relationship with the Corporation is to be kept confidential except in specific circumstances.

E. Trend Information

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

Dr. William A. Cochrane - Director

Dr. Cochrane is an internationally recognized biotechnology executive and entrepreneur. In addition to other distinctions and senior appointments, Dr. Cochrane has previously served as Chairman and CEO of Connaught Laboratories Inc. and as President and Vice-Chancellor of the University of Calgary. Dr. Cochrane currently works as a health product investment consultant and serves on the board of Oncolytics. Dr. Cochrane has also been the President, CEO, and a Director of Nucleus BioScience Inc. since January 2000.

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

Moray W. Merchant, MBA - Vice-President, Market Development

Moray Merchant received his MBA in Pharmaceutical Marketing from Saint Joseph’s University in Philadelphia and holds a Bachelor’s Degree in Business Administration from the University of New Brunswick. Mr. Merchant has over 20 years of industry experience leading the strategic planning, sales and marketing of pharmaceutical products. For 18 years he held several positions with DuPont Pharma in Canada managing the sales and marketing of their cardiovascular products, directing business development activities and establishing and leading their generics business. Beginning in 2001, he held the positions of Vice President, Sales and Vice President of Marketing for aaiPharma Inc., a U.S. based specialty pharmaceutical company. In these roles he was responsible for building the sales and marketing organizations and leading the promotion of their acquired portfolio of pharmaceutical products.

Mr. Merchant holds the responsibility for identifying partnering opportunities, leading the strategic planning process and overseeing the commercialization of the Corporation’s cardiovascular products.

Derek G. Reimer, C.A. - Chief Financial Officer and Secretary

Derek Reimer came to the Corporation from Deloitte & Touche LLP where he most recently served as a Senior Manager in the Assurance and Advisory Services group. In this role, Mr. Reimer dealt mainly with major corporate clients, including several TSX 100 companies, providing advice regarding complex accounting, regulatory, and compliance issues. His previous experience includes several years providing international accounting services to clients exclusively in the financial services industry. Mr. Reimer is a Chartered Accountant who also holds a Bachelor of Commerce (Hons.) degree in accounting from the University of Manitoba. Mr. Reimer is responsible for managing financial systems, programs and processes to ensure the successful accomplishment of the Corporation’s business objectives.

Business Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Corporation (see Directors and Senior Management under this item).

Moray W. Merchant, MBA - Vice-President, Market Development: Mr. Merchant holds the responsibility for identifying partnering opportunities, leading the strategic planning process and overseeing the commercialization of the Corporation’s cardiovascular products. (see Directors and Senior Management under this item).

Derek G. Reimer, CA - Chief Financial Officer and Secretary:Mr. Reimer participates in the Corporation’s financial management and accounting practices (see Directors and Senior Management under this item).

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

Don Bain – Director of Investor Relations: Don Bain’s background includes nearly four years as Director of Communications and Investor Relations at CanWest Global Communications Corp. (TSX: CGS.A and NYSE: CWG), operating his own Investor Relations and Communications firm, and the position of Vice-President, Investor Relations and Corporate Communications at a Toronto-based IR consulting firm. He has provided IR counsel to numerous companies encompassing a variety of industry sectors including, biotech, oil and gas, retail, manufacturing, real estate and high tech.

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

Dr. Dhalla has served in senior positions such as Secretary General (17 years) and President (3 years) of the International Society for Heart Research, Editor-in-Chief (11 years) of the international journal ‘‘Molecular and Cellular Biochemistry’’ and is currently serving on the editorial boards of 11 other international journals. Since 1996, Dr. Dhalla has served as Executive Director of the International Academy of Cardiovascular Sciences. Dr. Dhalla has published 500 papers and 350 abstracts as well as edited or authored 31 books in the area of heart research.

Dr. Karl-Gunnar Hidinger - Vice-President, Clinical Development

Dr. Karl-Gunnar Hidinger received his Ph.D. in Clinical Pharmacology from University of Gothenburg, Sweden. Dr. Hidinger’s drug development experience spans 30 years and includes basic pharmacology research and preclinical research through clinical Phase I, II, III and market approval of new chemical entities. Dr. Hidinger’s career has included clinical research positions in Europe and North America with recognized companies such as Astra Pharma Inc., Glaxo Inc. and Ortho-McNeil Inc. Dr. Hidinger’s experience in clinical drug development complying with international regulatory standards covers a wide variety of therapeutic areas. Most recently, Dr. Hidinger established the corporate infrastructure for the Scientific Affairs Department of the newly established Byk Canada Inc., a subsidiary of Byk Gulden AG, Germany. Dr. Hidinger will be responsible for the design and management of clinical studies for Medicure’s lead compound, MC-1, and for the clinical aspects of other business development and research projects. Since February 1, 2001, Dr. Hidinger has provided his services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

Dr. Robert Burford – Vice-President, Product Development

Dr. Burford brings 38 years of pharmaceutical research and development experience to the Corporation, particularly in the area of clinical program for new cardiovascular drugs. For 17 years he was first Director, Clinical Research Searle Canada and then Director, Scientific Affairs Searle U.S., Pharmaceuticals Division. Following that he was Director, Scientific Affairs for Biovail Corporation International and more recently Vice President Product Development for Axonyx Corporation. In the latter position, he was responsible for advancing a new drug for Alzheimer's disease through to the clinical proof-of-concept stage. Throughout his career he has played a key role in planning and managing product development programs and clinical studies of new chemical entities in support of regulatory submissions in both domestic and foreign markets. A pharmacologist/toxicologist by training, Dr. Burford's clinical expertise is in the field of cardiovascular medication and in particular, anti-hypertensive drugs. Dr. Burford has provided her services to Medicure through a consulting agreement with CanAm Bioresearch Inc.

Dr. Ahmad Khalil – Director of Scientific Affairs

Dr. Khalil received his MD from the Medical Academy IP in Plovdiv, Bulgaria in 1986, and his M.Sc degree (1993) and PhD (1997) from The University of Montreal. He has excellent basic research experience in the areas of in vivo antithrombotic treatment and ischemia reperfusion, as well as therapeutic approaches to coronary artery bypass graft surgery, much of which was done during his tenure as researcher and lecturer at the renowned Montreal Heart Institute. In addition, Dr. Khalil has experience as a practicing surgeon in Europe and has presented at numerous cardiovascular conventions and published extensively. Dr. Khalil has provided her services to Medicure through an employment agreement with CanAm Bioresearch Inc.

Dr. Wasimul Haque - Director of Chemistry

Dr. Haque received a Ph.D. in Chemistry from the University of Manitoba. Dr. Haque has over fifteen years of experience in industrial biotechnology research and development where he has managed a variety of drug discovery projects. Senior positions held prior to joining Medicure include Project Manager at Alberta Research Council and Senior Scientist at Biomira Inc. Dr. Haque has been issued four patents and is author of several peer-reviewed publications. Dr. Haque began employment with Medicure in July

1998. Since June 1, 2000 Dr. Haque has been employed by CanAm Bioresearch Inc. and works on the Corporation’s research and development pursuant to the Development Agreement.

Dr. Jim Diakur - Associate Director of Chemistry

Dr. Diakur is an experienced medicinal chemist who was previously employed as Research Assistant Professor at the Noujaim Institute for Pharmaceutical Research in the Faculty of Pharmacy, University of Alberta. At the institute, Dr. Diakur’s group was focused on the development of carbohydrate-based pharmaceuticals for diabetes, cancer and inflammation and on carbohydrate-based drug carriers for targeted drug delivery. He also has over 10 years of industrial research and management experience in the field of chemistry with Chembiomed Inc. and Biomira Inc. Among other achievements, Dr. Diakur managed a team of scientists responsible for the preclinical development of injectable carbohydrate-based immunotherapeutic agents. Dr. Diakur is employed by CanAm Bioresearch Inc. and works on the Corporation’s research and development pursuant to the Development Agreement.

Dr. Deborah Douglas, Ph.D. – Manager, Cardiovascular Biology

Dr. Douglas received her Ph.D. in Animal Science from McGill University, focusing on molecular biology related research. Her post-doctoral experience involved cell biology research at the Institute of Cell Biology, University of Manitoba, and the Jack Bell Research Centre, Vancouver General Hospital, University of British Columbia. Dr. Douglas developed in vitro and in vivo models to screen for human diseases as Chief of Compound Screening for Alviva Biopharmaceutical Inc. Dr. Douglas has provided her services to Medicure through an employment agreement with CanAm Bioresearch Inc.

Dr. Paul Armstrong - Clinical Consultant

Dr. Armstrong, Chair of the Advisory Board, is Professor in the Department of Medicine, University of Alberta in Edmonton. Dr. Armstrong is an internationally recognized cardiologist and clinical investigator with extensive expertise in the design and conduct of clinical trials focused on acute ischemic syndromes and congestive heart failure. Dr. Armstrong has published widely and served as a senior advisor to major organizations and industry. Since June 1, 2000, Dr. Armstrong provides services to the Corporation’s research and development activities through a consulting contract with CanAm Bioresearch Inc.

Dr. Stephen Hanessian - Chemistry Consultant

Dr. Hanessian received his Ph.D. from Ohio State University in 1960 and has served at the University of Montreal since 1968. He is internationally recognized for his contributions in the field of medicinal chemistry and has been named as principal inventor on over 25 patents. Dr. Hanessian has published 400 papers, trained 250 scientists, and received the 1996 Canada Gold Medal for Science and Engineering, Canada’s highest award for scientific achievement. He has also been made an Officer of the Order of Canada. His special interest in cardiovascular medicinal chemistry is directly aligned with Medicure’s objective of establishing a pipeline of products to address cardiovascular diseases that remain inadequately treated by existing therapeutics. Dr. Hanessian provides services to the Corporation’s research and development activities through a consulting contract with CanAm Bioresearch Inc.

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

Dr. Jeffrey Weitz

Dr. Weitz is Professor of Medicine and Haematology at McMaster University in Hamilton where he has contributed extensively to understanding the role of thrombosis and its treatment in cardiovascular disease. Dr. Weitz also brings a wealth of expertise in academic-industrial collaboration and development of new products.

B. Compensation

No compensation of any kind was paid to the directors and officers of the Corporation during the year ended May 31, 2003, except as follows:

On October 1, 2001 a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. For the year ended June 1, 2002 to May 31, 2003, the Corporation paid A.D. Friesen Enterprises Ltd., $150,000 in consulting compensation.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $88,000 payable in equal monthly installments.

During the year ended May 31, 2003, the Corporation paid directors a total of Nil (Year ended May 31, 2002: Nil; Year ended May 31, 2001: $35,000; Nine months ended May 31, 2000: $22,500) for consulting fees.

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

C. Board Practices

The Board of Directors presently consists of four directors. Each director was re-elected at the

Corporation’s annual general meeting of the shareholders held on October 10, 2002. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000, Dr. William A. Cochrane has served as a director of the Corporation since October 2000 and James Umlah was appointed to the Board on September 17, 2001.

Pursuant to Section 171 of the Canada Business Corporations Act (the Act), the Corporation is required to have an Audit Committee. As at the date hereof, the members of the Audit Committee are Dr. William Cochrane (Chair), Dr. Arnold Naimark and James Umlah. Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

The Executive Compensation and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Corporation. The current members of the Committee are Dr. Arnold Naimark (Chair), Dr. William Cochrane and James Umlah, none of whom is a current or former executive officer of the Corporation. The Committee meets at least once a year.

The Committee has developed a policy to govern the Corporation's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for the orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Corporation's responsiveness to environmental impact, health and safety and other regulatory standards.

The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Corporation. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary.

D. Employees

In addition to the individuals disclosed in A. Directors and Senior Management of this item, CanAm has a staff of nineteen research scientists, technicians and staff dedicated solely to the Corporation’s research and development activities.

E. Share Ownership

With respect to the persons referred to above in B. Compensation of this item, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons, as of August 31, 2003.

Name and Title	No. of Shares	Percent of Shares Outstanding (Greater than 10% ownership)
Dr. Albert D. Friesen Chairman, President, CEO and Director	6,159,415(1)	12.8%
Note:
(1)	Dr. Albert Friesen holds 461,500 shares personally. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Albert D. Friesen, his wife Mrs. Leona M. Friesen, and Bert & Lee Family Trust (the trustees of which are Dr. and Mrs. Friesen).

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of September 30, 2003. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	30,000	$2.15	February 22, 2005
Dr. Naranjan S. Dhalla	25,000	$0.75	January 5, 2005
Derek G. Reimer	90,000	$0.80	February 4, 2007
Dr. William Cochrane	150,000	$0.75-1.10	August 12, 2008
Dr. Arnold Naimark	150,000	$0.75-1.10	August 12, 2008
Moray Merchant	100,000	$1.65	September 22, 2008

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of August 31, 2003, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation:

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	CDS & Company (1)	28,277,483(2)	59.0%
	Toronto, Ontario

Common shares	Dr. Albert D. Friesen(3)	6,159,415(2)	12.8%
	Winnipeg, Manitoba

Notes:
(1)	Brokerage clearing house; the ultimate beneficial owners of these shares are not known to the Corporation.
(2)	Amount of shares as of August 31, 2003.
(3)	Dr. Albert Friesen holds 461,500 shares personally. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Albert D. Friesen, his wife Mrs. Leona M. Friesen, and Bert & Lee Family Trust (the trustees of which are Dr. and Mrs. Friesen).

As of August 31, 2003, there were 3 shareholders of record in the United States holding a total of 2,375 shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of August 31, 2003, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and officers of the Corporation as a group was 6,206,915 (or 12.9% of common shares).

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

On October 1, 2001 a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, provides Dr. Albert D. Friesen with an annual consulting fee of $150,000. During the year ended May 31, 2003, the Corporation paid a total of $150,000 to A.D. Friesen Enterprises Ltd. For the period commencing October 1, 2001 to May 31, 2002, the Corporation paid A.D. Friesen Enterprises Ltd., $82,000 in consulting compensation.

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

Dr. Naranjan Dhalla, the Chief Scientific Officer of the Corporation, is the principal scientist responsible for discovering the cardiovascular benefits of MC-1. He is also a significant shareholder of the Corporation. As an employee of the University of Manitoba he will receive 25% of any royalties the university may receive in respect to the License Agreement. In addition, Dr. Dhalla entered into a consulting agreement with the Corporation effective January 18, 1998 wherein Dr. Dhalla agreed to perform certain consulting services to the Corporation and which contract remains in effect as at the date hereof. The Corporation is currently paying Dr. Dhalla $40,000 per annum for these services through a contract with CanAm Bioresearch Inc.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2003 and 2002 audited by KPMG LLP, Chartered Accountants. The consolidated financial statements including related notes are accompanied by auditors’ reports.

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

B. Significant Changes

Since May 31, 2003, the date of the most recent financial statements, no significant changes have occurred with the exception of the following:

a)	Subsequent to May 31, 2003, the Corporation completed an equity offering for gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Corporation at $0.85 per share. The financing increased the Corporation’s cash and cash equivalents to $10,739,000 as at June 30, 2003.
b)	Subsequent to May 31, 2003, 1,580,792 warrants were exercised at prices ranging from $0.65-$0.81 and 66,666 stock options were exercised at prices ranging from $0.75-$0.80 and converted into common shares.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange under the symbol “MPH”. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

Fiscal Period/Year Ended	High ($)	Low ($)
May 31, 2003	1.13	0.20
May 31, 2002	1.24	0.40
May 31, 2001	3.45	0.95
May 31, 2000	8.00	0.48
August 31, 1999 (1)	0.59	0.25
August 31, 1998	N/A	N/A

Fiscal Quarter Ended
August 31, 2003	1.39	0.73
May 31, 2003	0.99	0.64
February 28, 2003	1.13	0.23
November 30, 2002	0.30	0.20
August 31, 2002	0.52	0.215
May 31, 2002	0.60	0.40
February 28, 2002	0.74	0.52
November 30, 2001	0.85	0.55
August 31, 2001	1.24	0.70
May 31, 2001	1.70	0.95
February 28, 2001	2.89	1.65
November 30, 2000	3.45	1.80
August 31, 2000	3.60	1.80

Month
September 2003	1.84	1.30
August 2003	1.39	0.97
July 2003	1.26	0.88
June 2003	1.04	0.73
May 2003	0.88	0.70
April 2003	0.94	0.64

Note:
(1)	For the period from initial listing on March 30, 1999 to August 31, 1999

B. Markets

The Corporation's common shares were listed on The Canadian Venture Exchange under the symbol “MPH”, from November 29, 1999 to March 14, 2002. The common shares and Class A common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 to the present. On March 1, 2003 all of the issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation’s Articles of Continuance. The Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003. The Corporation’s shares are not currently trading on any

United States stock exchange or the over-the-counter market, and, accordingly, there is currently no public market for the common stock of the Corporation in the United States.

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

8. Ownership Threshold

The Manitoba and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Manitoba and Ontario Securities Acts also provide for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C. Material Contracts

The following are the material contracts of the Corporation, other than those mentioned elsewhere in this Form, to which the Corporation or any member of the group is a party, for the two years immediately preceding publication of this registration statement.

a)	Investor Relations Contract dated March 28, 2002 between Boxe Studio Intl. and the Corporation whereby investor relations services will be provided to the Corporation including identifying possible sources of capital, providing analysis and advice with respect to capital structure, advising and assisting the Corporation with respect to its relationship with existing shareholders and assisting in the preparation of public information materials.
b)	Employment Agreement dated February 4, 2002 between Derek G. Reimer and the Corporation.
c)	Employment Agreement dated September 22, 2003 between Moray Merchant and the Corporation.

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

Considerations for Canadian Holders

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

Considerations for U.S. holders

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of Common Shares of the Corporation by a holder of one or more Common Shares (the "U.S. Holder") who is a resident in the United States and holds common shares solely as capital property. This summary is based on the Canadian Tax Act, and on the current provisions of the Canada - U.S. Income Tax Convention, 1980 (the "Treaty"). It has been assumed that all currently proposed amendments to the Canadian Tax Act will be enacted as proposed and that there is no other relevant change in any governing law.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. Under the Treaty, the rate of withholding tax is, if the U.S. Holder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, 6% in 1996 and 5% thereafter, and in any other case 15%, of the gross amount of the dividend.

Pursuant to the Canadian Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition on death, provided either that the U.S. Holder did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither the U.S. Holder nor persons with whom the U.S. Holder did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Corporation at any time in the five years immediately preceding the disposition.

Subject to certain limited exceptions, a U.S. Holder who otherwise would be liable for Canadian capital gains tax in consequence of an actual or deemed disposition of a Common Share will generally be exempted for Canadian tax under the Treaty. Any holder who is a former resident of Canada may have different Canadian tax considerations and should obtain specific tax advice.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Corporation under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Corporation is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Corporation and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Corporation should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Corporation who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Corporation is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Corporation is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Corporation are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Corporation has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Corporation may be entitled, at-the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Corporation

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Corporation. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Corporation:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Corporation's gross income for such year was derived from certain passive sources, the Corporation would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of the Corporation (on the earlier of the last day of the Corporation's tax year or the last date on which the Corporation was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Corporation does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Corporation to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Corporation could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Corporation's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Corporation and the Corporation is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Corporation will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Corporation's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Corporation are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the U.S. Holder has elected to treat the PFIC as a qualified electing fund (a "QEF") with respect to that U.S. Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder's holding period.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e. a timely QEF election), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the U.S. Holder holds stock in the PFIC on that day, and (ii) the U.S. Holder can establish the fair market value of the PFIC stock on that day. The U.S. Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to U.S. shareholders of a QEF.

In general, U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Corporation and the Corporation is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Corporation will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Corporation. If the Corporation is both a PFIC and controlled foreign corporation. The Corporation will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Corporation ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Corporation's chief executive officer and its chief financial officer concluded that the Corporation's disclosure controls and procedures as of a date that is within 90 days of the date of filing of this Form 20-F are effective in alerting, on a timely basis, material information relating to the Corporation required public disclosure.

There have been no significant changes in the Corporation's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Corporation carried out its evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

ITEM 16. RESERVED

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 9 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1	.	Auditors' Reports;
2	.	Consolidated Balance Sheets;
3	.	Consolidated Statements of Operations and Deficit;
4	.	Consolidated Statements of Cash Flows; and
5	.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.
(A Development Stage Enterprise)

Years ended May 31, 2003, 2002 and 2001

AUDITORS' REPORT

To the Directors of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. (a Development Stage Enterprise) as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the three years ended May 31, 2003 and for the cumulative period from inception on September 15, 1997 to May 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative statements of operations and deficit and cash flows for the period from September 15, 1997 to May 31, 2003 include amounts for the period from September 15, 1997 to August 31, 1999, which were audited by another auditor whose report has been furnished to us, and our opinion on the cumulative amounts, insofar as it relates to amounts included for the period from September 15, 1997 to August 31, 1999, is based solely on the report of the other auditor.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, based on our audit and the report of the other auditor, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years ended May 31, 2003 and for the cumulative period from inception on September 15, 1997 to May 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

August 7, 2003

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the change described in note 2 to the consolidated financial statements. Our report to the directors dated August 7, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

August 7, 2003

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	May 31,	May 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$4,130,456	$8,341,018
Accounts receivable	79,544	152,425
Research advance (note 6)	200,000	200,000
Prepaid expenses	55,048	89,875
	4,465,048	8,783,318
Capital assets (note 3)	67,497	84,571
Patent costs, net of accumulated amortization of
$54,002 (2002 - $ 43,147)	763,464	508,902
	$5,296,009	$9,376,791

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$353,908	$389,663
Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
38,509,864 common voting shares
(2002 - 37,088,864)	17,502,222	16,079,309
Nil class A common shares (2002 - 1,280,000)	–	1,379,627
Contributed surplus [note 4(c)]	105,375	–
Deficit accumulated during the development stage	(12,665,496)	(8,471,808)
	4,942,101	8,987,128
Nature of operations (note 1)
Subsequent events (note 4)
Commitments (note 6)
	$5,296,009	$9,376,791

See accompanying notes to consolidated financial statements.

Approved by:

  Signed “Dr. A.D. Friesen”           Director

  Signed “Dr. W.A. Cochrane”     Director

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2003	2002	2001	May 31, 2003

Revenue:
Interest and other income	$241,281	$183,912	$135,868	$642,559

Expenses:
General and administrative	1,284,225	949,569	879,914	3,637,597
Research and
development (note 6)	3,117,619	3,103,707	2,472,951	9,998,884
Research and development -
government assistance	–	(54,782)	(2,436)	(261,741)
Research and development -
investment tax credit	–	–	–	(188,312)
Amortization	33,125	60,505	17,449	121,627
	4,434,969	4,058,999	3,367,878	13,308,055

Loss for the period	(4,193,688)	(3,875,087)	(3,232,010)	(12,665,496)

Deficit accumulated during the
development stage,
beginning of period	(8,471,808)	(4,596,721)	(1,364,711)	–

Deficit accumulated during
the development stage,
end of period	$(12,665,496)	$(8,471,808)	$(4,596,721)	$(12,665,496)

Basic and diluted loss per
share (note 4)	$(0.11)	$(0.14)	$(0.20)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2003	2002	2001	May 31, 2003

Cash provided by (used in):

Operating activities:
Loss for the period	$(4,193,688)	$(3,875,087)	$(3,232,010)	$(12,665,496)
Adjustments for:
Amortization of capital assets	22,270	17,358	17,449	67,625
Amortization of patent costs	10,855	43,147	–	54,002
Stock based compensation	105,375	–	–	105,375
Change in the following:
Accounts receivable	72,881	(82,886)	153,776	(89,898)
Prepaid expenses	34,827	(89,875)	–	(55,048)
Research advance	–	–	(200,000)	(200,000)
Investment tax credit receivable	–	–	152,542	35,770
Accounts payable and
accrued liabilities	(35,755)	(180,414)	378,247	364,599
	(3,983,235)	(4,167,757)	(2,729,996)	(12,383,071)

Investing activities:
Decrease in short-term investments	–	–	2,160,000	–
Acquisition of capital assets	(5,196)	(37,988)	(7,005)	(135,122)
Cash of acquired business at
acquisition	–	–	–	727,005
Patent costs	(265,417)	(238,961)	(127,252)	(796,858)
	(270,613)	(276,949)	2,025,743	(204,975)

Financing activities:
Issuance of common shares,
net of share issue costs	43,286	9,010,252	2,865,860	16,019,838
Change in due to related parties	–	–	–	698,664
	43,286	9,010,252	2,865,860	16,718,502

Increase (decrease) in cash and cash
equivalents	(4,210,562)	4,565,546	2,161,607	4,130,456

Cash and cash equivalents, beginning
of period	8,341,018	3,775,472	1,613,865	–

Cash and cash equivalents, end of
period	$4,130,456	$8,341,018	$3,775,472	$4,130,456
Non-cash transactions:
Interest paid during the period	$–	$–	$–	$10,306
Value assigned to shares issued
as consideration for acquisition
of Medicure, net of cash acquired
of $727,005	–	–	–	755,379

See accompanying notes to consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

1.

Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2003, the company has expended approximately $9,566,000, net of government assistance and investment tax credits, which aggregate approximately $455,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuance, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products.

2.	Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except as described in note 9 to the consolidated financial statements.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

	(c)	Capital assets: Capital assets are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)

Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. The company commenced amortization of patent costs during fiscal 2002.

(e)

Stock option plan:

The company has a Stock Option Plan [note 4(c)] for its directors, management, consultants and employees. Effective June 1, 2002, the company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As permitted, the company has applied this change prospectively for new awards granted on or after June 1, 2002.

Under this section, the fair value method of accounting for stock-based compensation is used to account for awards to non-employees and direct awards of stock to employees. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments to non-employees is estimated at the date of grant using the Black-Scholes option pricing model.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

2.		Significant accounting policies (continued):

The company has elected to measure compensation costs for stock options granted to employees, management and directors using the intrinsic method. Under this method, no compensation expense is recognized when stock options are issued under the Stock Option Plan, as the exercise price of each option equals or is greater than the market value of the company’s common shares at the date immediately preceding the grant date. However, in accordance with Section 3870, the company must present pro forma disclosure relating to net loss and loss per share figures as if the fair value method had been used. For fiscal 2003, there were no options issued to employees, management or directors of the company and, therefore, no pro forma disclosure is required.

The adoption of these new recommendations did not have an impact on the financial statements of prior periods presented. For the year ended May 31, 2003, the adoption of these new recommendations resulted in an increase in the loss for the year of $105,375 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to non-employees.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

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

(i)

Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Certain of the company’s escrowed shares outstanding were considered to be contingently issuable and have been excluded from the denominator used in the calculation of earnings (loss) per share. During fiscal 2003, the company has met the required performance conditions on the remaining 1,825,532 escrowed shares which have been included in the calculation of earnings (loss) per share from the date the performance conditions were met.

(j)

Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

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

3.	Capital assets:

		Accumulated	Net book
May 31, 2003	Cost	amortization	value

Computer equipment	$45,767	$27,465	$18,302
Office equipment	9,817	3,265	6,552
Scientific equipment	63,822	33,375	30,447
Leasehold improvements	15,718	3,522	12,196

	$135,124	$67,627	$67,497

		Accumulated	Net book
May 31, 2002	Cost	amortization	value

Computer equipment	$42,264	$16,694	$25,570
Office equipment	9,817	1,750	8,067
Scientific equipment	63,822	26,338	37,484
Leasehold improvements	14,025	575	13,450

	$129,928	$45,357	$84,571

4.	Capital stock:

(a)

Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

4.	Capital stock (continued):

As of March 1, 2003, all of the issued and outstanding class A common shares - totaling 1,280,000 shares - were converted into common shares of the company on the basis of one common share for each class A common share in accordance with the company's Articles of Continuance. The class A common voting shares were identical in all respects to the common voting shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

	(b)	Shares issued and outstanding are as follows:

	2003	2002

Common shares	$17,502,222	$16,079,309
Class A common shares	–	1,379,627

	$17,502,222	$17,458,936

	Number of shares	Amount

Common shares:

Balance at May 31, 2000	18,672,342	$4,203,197

Private placement for cash on May 31, 2001, at
$1.00 per share, net of share issue costs of $ 153,247	2,600,000	2,446,753
Exercise of options for cash	21,667	16,250
Exercise of warrants for cash	423,632	402,857
Balance at May 31, 2001	21,717,641	7,069,057

Private placement for cash on June 14, 2001
at $1.00 per share	200,000	200,000
Exercise of options for cash	8,333	6,250
Shares returned to treasury	(221,725)	–
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $ 1,195,998	15,384,615	8,804,002
Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627

Balance at May 31, 2003	38,509,864	$17,502,222

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

4.	Capital stock (continued):

On June 26, 2003, the company, through a private placement, issued 8,997,632 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,042,000 after share issuance costs). As additional compensation to the underwriters, the company issued compensation options of 629,834 common shares of the company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

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

A summary of the company’s Stock Option Plan is as follows:

	2003		2002
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	1,973,033	$1.05	1,787,033	$1.14
Granted	505,000	0.74	355,000	0.81
Exercised	(126,000)	0.20	(8,333)	0.75
Cancelled or expired	(215,000)	2.33	(160,667)	1.35
Balance, end of year	2,137,033	$0.83	1,973,033	$1.05

Options exercisable, end of year	1,690,700

Options outstanding at May 31, 2003 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.50 - 1.25	2,027,033	2.6 years	$0.77	1,580,700
2.15 - 2.55	110,000	1.9 years	1.89	110,000
	2,137,033	2.6 years	$0.83	1,690,700

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

4.	Capital stock (continued):

The compensation expense related to stock options granted under the Stock Option Plan during fiscal 2003 to non-employees aggregated $105,375. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Expected option life	5 years
	Risk-free interest rate	4.81%
	Dividend yield	–
	Expected volatility	81.18%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

There were no stock options granted to employees, management or directors of the company during fiscal 2003.

(d)	Warrants:

				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2001	(Cancelled)*		2002	(Cancelled)*		2003

Prospectus offering
1,280,000 class A
common shares
(August 31,
2001)	128,000	$ 1.25	128,000	(128,000	) *	–	–		–

18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	–	18,461,537		18,461,537	(15,000)		18,446,537

Private placements:
694,444 units
(January 27, 2002)	694,444	1.00 - 1.30	270,834	(270,834	) *	–	–		–

1,000,000 units
(July 7, 2001)	1,000,000	2.40	1,000,000	(1,000,000	) *	–	–		–

1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	–		1,360,000	(1,360,000	)*	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	–	120,000		120,000	(120,000	)*	–

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

4.	Capital stock (continued):

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

Subsequent to May 31, 2003, 74,000 of the units were exercised for $0.65 resulting in the issuance of 74,000 common shares of the company for gross proceeds of $48,100.

(e)

Escrowed shares:

As at May 31, 2003, the company’s transfer agent held 7,606,404 (2002 - 7,606,404) common shares pursuant to a performance escrow agreement. The company has met the required performance conditions on the 7,606,404 (2002 - 5,780,867) common shares. However, the company has not applied for regulatory approval as required to release the shares from escrow.

In addition, the 1,485,934 of common shares that were held in escrow on a time-release basis at May 31, 2002 were released during the 2003 fiscal year.

(f)

Loss per share:

The weighted average number of common shares and class A common shares outstanding for the year ended May 31, 2003, 2002 and 2001 were 37,118,889, 27,900,412 and 15,928,521, respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

5.	Income taxes: Significant components of the company’s future tax assets and liabilities are as follows:

	2003	2002

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$226,000	$243,000
Investment tax credits	76,000	76,000
Share issue costs	370,000	511,000
Operating losses carried forward	1,773,000	1,213,000
Other	102,000	89,000
	2,547,000	2,132,000
Less valuation allowance	(2,547,000)	(2,132,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2003	2002	2001

Loss for the year:
Canadian	$991,657	$805,270	$836,838
Foreign	3,202,031	3,069,817	2,395,172

	$4,193,688	$3,875,087	$3,232,010

Canadian federal and provincial income taxes
recovery at 42.6% (2002 - 44.1%;
2001 - 45.7%)	$1,787,000	$1,708,000	$1,477,000
Foreign tax rate differential	(1,285,000)	(1,276,000)	(1,017,000)
Permanent differences	(47,000)	–	–
Change in statutory rates	(40,000)	(27,000)	–
Valuation allowance	(415,000)	(405,000)	(460,000)

	$–	$–	$–

At May 31, 2003, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $3,651,000 and $8,667,000 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2012.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

6.	Commitment:

(a)
On June 1, 2000, Medicure International Inc. entered into a development agreement with CanAm Bioresearch Inc. (“CanAm”), a private Canadian company owned by a former director of the company, whereby CanAm performs research and development of MC-1 and its related compounds on a cost plus up to ten percent recovery basis up to a maximum of direct research and development expenditures of $15,000,000. During the year ended May 31, 2003, the company incurred an aggregate of $3,058,946 (2002 - $3,021,115; 2001 - $2,364,440) in expenditures under this agreement which is included in research and development expenses on the statement of operations. Expenditures incurred from inception of the agreement to May 31, 2003 total $8,444,501. As at May 31, 2003, the company has provided a research advance to CanAm of $200,000 (2002 - $200,000) which is non-interest bearing, unsecured and repayable on demand.

	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

	2004	$23,507
	2005	23,507
	2006	23,507
	2007	17,630

		$88,151

	The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

7.

Related party transactions:

During the year ended May 31, 2003, the company paid companies controlled by a director, a total of $193,485 (2002 - $215,000; 2001 - $242,00) for office rent and supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

8.

Financial instruments:

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

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2003, 2002 and 2001, research and development expense would have increased by $265,417, $238,961 and $127,252, respectively. The company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back is $10,855 for the year ended May 31, 2003 (2002 - $43,147).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2003, 2002 and 2001. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2003, 2002 and 2001 is $7,037, $9,664 and $11,537, respectively.

(c)

Stock options - stock based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

9.	Reconciliation of generally accepted accounting principles (continued):

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003, 2002 and 2001 of approximately $129,900, $257,000 and $550,000, respectively.

(d)

Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. During the year ended May 31, 2003, performance conditions on 1,825,537 (2002 - nil; 2001 - 4,212,000) of the common shares under escrow have been met. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003, 2002 and 2001 of $684,500, nil and $6,312,000, respectively.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

9.	Reconciliation of generally accepted accounting principles (continued):

(e)

Recent pronouncements:

During fiscal 2003, the Financial Accounting Standards Board (“FASB”) and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•
Financial interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

•
Financial interpretation No. 36 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The interpretation is effective for interim or annual periods beginning after June 15, 2003.

•
The EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 46 or the measurement provisions of FIN 45 are expected to currently impact the company’s consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

9.

Reconciliation of generally accepted accounting principles (continued):

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

				Cumulative from
	Year ended	Year ended	Year ended,	inception on
	May 31,	May 31,	May 31	September 15, 1997
	2003	2002	2001	to May 31, 2003

Loss for the period, Canadian
GAAP	$(4,193,688)	$(3,875,087)	$(3,232,010)	$(12,665,496)
Adjustments for the following:
Stock based compensation	(129,900)	(257,000)	(550,000)	(1,169,900)
Patent costs	(265,417)	(238,961)	(127,252)	(796,918)
Amortization of patent costs	10,855	43,147	–	54,002
Scientific equipment	–	–	–	(63,822)
Amortization of scientific
equipment	7,037	8,664	11,537	33,375
Escrowed common share
compensation	(684,500)	–	(6,312,000)	(15,061,500)

Loss for the period, U.S. GAAP	$(5,255,613)	$(4,319,237)	$(10,209,725)	$(29,670,259)

Basic and diluted loss per share,
U.S. GAAP	$(0.14)	$(0.15)	$(0.64)

The impact of significant variations to U.S. GAAP on the consolidated statements of cash flows are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2003	2002	2001	to May 31, 2003

Operating activities	$(4,248,652)	$(4,406,718)	$(2,857,248)	$13,243,811
Investing activities	(5,196)	37,988	2,152,995	655,765

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2003, 2002 and 2001

9.	Reconciliation of generally accepted accounting principles (continued): The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	2003	2002

Capital assets	$37,050	$47,087
Capital stock and contributed surplus	33,859,545	32,855,388
Deficit accumulated during the development stage	(29,670,259)	(24,414,646)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and Bylaws:

	(a)	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

	(b)	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

	(c)	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

	(d)	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

	(e)	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

	(f)	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003**.

4.	Material Contracts and Agreements

	a)	Escrow Agreement dated February 12, 1999 among the Corporation, Montreal Trust Company of Canada, and certain shareholders of the Corporation [1];

	b)	Performance Based Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	c)	Timed Release Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	d)	Edstrom Escrow Agreement, dated as of November 5, 1999 among the Corporation, Montreal Trust Company of Canada and Dr. Daryle Edstrom [1];

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

m)
Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [2];

	n)	Stock Option Plan approved February 4, 2002 **;

	o)	Employment Agreement with Derek G. Reimer dated February 4, 2002 **;

	p)	Employment Agreement with Moray Merchant dated September 22, 2003 **;

	q)	Investor Relations Contract dated December 15, 2002 between Noble House Capital Corp. and the Corporation whereby investor relations services will be provided **;

	r)	Amendment dated April 28, 2003 to the Investor Relations contract between Boxe Studio Int’l and the Corporation **;

	s)	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc **.

12.	a)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**.

	b)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**.

13.	a)	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**.

[1] Herein incorporated by reference as previously included in the Corporation’s Form 20-F registration statement filed on January 30, 2001

[2] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on December 31, 2002

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2003

ON BEHALF OF THE CORPORATION, MEDICURE INC.

per:

_________________________________________________________
Albert D. Friesen, Ph.D.
Chairman, President & CEO