Form 20-F
period 2004-05-31
MEDICURE INC
filed 2004-09-15
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2004

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

At May 31, 2004, the registrant had 66,646,660 common shares issued and outstanding

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
Item 17 ☒       Item 18  ☐

As of August 31, 2004, the rate for Canadian dollars was US $0.7616 for Cdn $1.00.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

"angina" means chest pain;

"angioplasty" means the surgical repair of a blood vessel;

"anti-hypertensive" means blood pressure reducing;

"arrhythmia" means irregular heart rhythm;

"bioavailability" means the degree to which a drug or other substance becomes available to the target in the body after administration;

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

"TPD" means the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch;

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Corporation's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Corporation. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

As used in this annual report, the "Corporation" refers to "Medicure Inc.", the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., "Medicure" refers to "Medicure Inc." prior to its amalgamation with Lariat Capital Inc. and "Lariat" refers to Lariat Capital Inc. prior to its amalgamation with Medicure Inc. Unless otherwise indicated, all references to dollar amounts in this annual report are to Canadian dollars.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2004 and 2003 and for the fiscal years ended May 31, 2004, and 2003 and 2002 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial

Review and Prospects. The attached financial data as at May 31, 2002, 2001 and 2000 and for the fiscal year ended May 31, 2001 and for the nine-month period ended May 31, 2000 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 9 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation's financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing. See "Item 3 - Key Information - D. Risk Factors." Based on the Corporation's current plans, the Corporation's available working capital will be sufficient into the second quarter of fiscal 2006.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

	May 31,	May 31,	May 31,	May 31,	May 31,
Balance Sheet Data	2004	2003	2002	2001	2000(1)
(as at period end)	$	$	$	$	$

Current Assets	21,342,820	4,465,048	8,783,318	4,045,011	4,149,722
Capital Assets	66,202	67,497	84,571	63,941	74,385
Patent Costs	976,690	763,464	508,902	313,088	185,836
Total Assets	22,385,712	5,296,009	9,376,791	4,422,040	4,409,943
Total Liabilities	817,575	353,908	389,663	570,077	191,830
Net Assets	21,568,137	4,942,101	8,987,128	3,851,963	4,218,113
Capital Stock and contributed surplus	40,222,719	17,607,597	17,458,936	8,448,684	5,582,824

Deficit Accumulated During the	(18,654,582)	(12,665,496)	(8,471,808)	(4,596,721)	(1,364,711)
Development Stage

Statement of Operations
(for the fiscal year ended on)

Gross Revenue	445,461	241,281	183,912	135,868	54,943
Loss from Continuing Operations	(5,989,086)	(4,193,688)	(3,875,087)	(3,232,010)	(871,593)
Net Loss for the Period	(5,989,086)	(4,193,688)	(3,875,087)	(3,232,010)	(871,593)
Basic and Diluted Loss per Share	(0.11)	(0.11)	(0.14)	(0.20)	(0.11)
Weighted-Average
Number of Common Shares Outstanding	55,738,716	37,118,889	27,900,412	15,928,521	8,224,389
			(2)	(2)	(2)

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

	May 31,	May 31,	May 31,	May 31,	May 31,
Balance Sheet Data	2004	2003	2002	2001	2000(1)
(as at Period end)	$	$	$	$	$
Current Assets	21,342,820	4,465,048	8,783,318	4,045,011	4,149,722
Capital Assets	41,472	37,050	47,087	17,793	16,700
Patent Costs	-	-	-	-	-
Total Assets	21,384,292	4,502,098	8,830,405	4,062,804	4,166,422
Total Liabilities	817,575	353,908	389,663	570,077	191,830
Net Assets	20,566,717	4,148,190	8,440,742	3,492,727	3,974,592
Capital Stock and Contributed Surplus	56,459,161	33,818,449	32,855,388	23,588,136	13,860,276
Deficit Accumulated
During the Development Stage	(35,892,444)	(29,670,259)	(24,414,646)	(20,095,409)	(9,885,684)

Statement of Operations

Gross Revenue	445,461	241,281	183,912	135,868	54,943
Loss from Continuing Operations	(6,222,185)	(5,255,613)	(4,319,237)	(10,209,725)	(9,303,204)
Net Loss for the Period	(6,222,185)	(5,255,613)	(4,319,237)	(10,209,725)	(9,303,204)
Basic and Diluted Loss per Share	(0.11)	(0.14)	(0.15)	(0.64)	(1.13)
Weighted-Average Number of
Common Shares Outstanding	55,738,716	37,118,889	27,900,412	15,928,521 (2)	8,224,389
			(2)		(2)

Note 1: Information for the fiscal year ended May 31, 2000 is for a nine-month period.

Note 2: Includes 1,280,000 Class A common shares outstanding. On March 1, 2003 all of the issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation's Articles of Continuance. Prior to the conversion, the Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

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

The selected financial data for the fiscal years ended May 31, 2004, 2003, 2002 and 2001 includes the operations of Medicure International Inc. ("Medicure International") commencing June 1, 2000. The selected financial data for the nine months ended May 31, 2000 includes the operations of Medicure commencing September 1, 1999 combined with the activities of Lariat beginning on November 22, 1999, the effective date of the reverse takeover.

Dividends

No cash dividends have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation 's cash resources and needs and it is anticipated that all available cash will be required to further the Corporation's research and development activities for the foreseeable future.

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

	May 31	May 31	May 31	May 31,	May 31,
	2004	2003	2002	2001	2000

Period End	0.7335	0.7307	0.6545	0.6470	0.6682
Average	0.7453	0.6569	0.6380	0.6600	0.6808

	August	July	June	May	April	March
	2004	2004	2004	2004	2004	2004

High for
Month (1)	0.7705	0.7651	0.7497	0.7363	0.7670	0.7659
Low for
Month (1)	0.7519	0.7505	0.7275	0.7179	0.7249	0.7369
Notes:
(1) Figures are extracted from daily exchange rates

As of August 31, 2004, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.7616.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

THE CORPORATION'S PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE RESEARCH AND DEVELOPMENT STAGE. MOREOVER, THE CORPORATION IS A RECENTLY PUBLIC CORPORATION WITH A LIMITED HISTORY OF OPERATIONS WHICH MAKES EVALUATION OF ITS PROSPECTS DIFFICULT.

The Corporation began operations in 1997 and its common shares were listed on the Canadian Venture Exchange from November 23, 1999 to March 14, 2002. The Corporation commenced trading on the Toronto Stock Exchange (TSX) on March 15, 2002 and on the American Stock Exchange (Amex) on February 17, 2004.

The Corporation has concentrated on research and development and has a limited operating history. The Corporation's prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a development stage company in a highly competitive industry, characterized by frequent new product introductions. The Corporation has had no earnings to date, and may never have earnings or positive cash flow in the future. As a result of these factors, it is difficult to evaluate the Corporation's business and prospects for future profitability, and its success is more uncertain than if it had a longer or more proven history of operations.

THE CORPORATION EXPECTS TO CONTINUE TO INCUR SUBSTANTIAL LOSSES AND MAY NEVER ACHIEVE PROFITABILITY, WHICH IN TURN MAY HARM THE FUTURE OPERATING PERFORMANCE AND MAY CAUSE THE MARKET PRICE OF THE CORPORATION'S STOCK TO DECLINE.

The Corporation has incurred net losses every year since inception in 1997 and as of May 31, 2004, had an accumulated deficit of $18,654,582. The Corporation incurred net losses of $5,989,086 for the year ended May 31, 2004, $4,193,688 for the year ended May 31, 2003, $3,875,087 for the year ended May 31, 2002, $3,232,010 for the year ended May 31, 2001 and $871,593 for the nine months ended May 31, 2000.

The Corporation anticipates that its losses will not only continue for the foreseeable future but will increase significantly principally from expenditures relating to its research and development efforts and clinical trials. The long-term profitability of the Corporation's operations is uncertain, and may never occur, and will be directly related to the success of its research and development activities which depend on numerous factors, including the following:

a)	the success of the Corporation's clinical development programs;

b)	obtaining Canadian and United States regulatory approvals to market MC-1, the Corporation's current lead product;

c)	the ability to manufacture the Corporation's products according to schedule and within budget, given it has no experience in large scale manufacturing; and

d)	the ability to successfully market the Corporation's products, given it has no experience in marketing;

If the Corporation does achieve profitability, it may not be able to sustain or increase profitability in the future.

THE CORPORATION MAY NEVER RECEIVE REGULATORY APPROVAL IN CANADA OR ABROAD FOR ANY OF ITS PRODUCTS DEVELOPED. THEREFORE, THE CORPORATION MAY NOT BE ABLE TO SELL ANY THERAPEUTIC PRODUCTS DEVELOPED.

The Corporation's failure to obtain necessary regulatory approvals to fully market its current and future therapeutic products in one or more significant markets may adversely affect the Corporation's business, financial condition and results of operations. The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

The Corporation's products and technologies are currently in the preliminary research and development stages. The Corporation does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Corporation's products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Corporation's products may cause the Corporation to reduce or abandon its commitment to that program.

The Corporation would not obtain approval from the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch (TPD) or the United States Food and Drug Administration (FDA) to market its lead product, MC-1 or its second clinical candidate MC-4232 if it failed to successfully complete its Phase II or Phase III clinical studies. Regulatory approvals may also be subject to conditions that could limit the market for MC-1 or MC-4232 or make it more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked for a variety of reasons at any time, including the Corporation's failure to comply with regulatory requirements or poor performance of MC-1or MC-4232 in terms of safety and effectiveness.

The Corporation's business, financial condition and results of operations may be adversely affected if it failed to obtain regulatory approvals in Canada, the United States or abroad to market MC-1 or MC-4232 or any future therapeutic products, including any limitations imposed to market such products.

THE CORPORATION MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL AND MANAGEMENT PERSONNEL IT REQUIRES.

The Corporation is under contract with CanAm Bioresearch Inc. ("CanAm") for a significant amount of its research and development activities. Because of the specialized scientific nature of the Corporation's business, the loss of services of CanAm may require the Corporation to attract and retain qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Corporation may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

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

Technological competition in the pharmaceutical industry is intense. The Corporation competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical research and development resources and production and marketing capabilities than the Corporation. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Corporation's products or technologies or the commitment of the Corporation's research collaborators to its programs or even render the Corporation's products obsolete.

The pharmaceutical industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. Competitors of the Corporation may use different technologies or approaches to develop products similar to products which the Corporation is seeking to develop, or may develop new or enhanced products for processes that may be more effective, less expensive, safer or more readily available before the Corporation obtains approval of its products. The Corporation may not be able to successfully compete with its competitors and, if it is unable to do so, the Corporation's business, financial condition and results of operations may suffer.

THE CORPORATION MAY BE UNABLE TO ESTABLISH COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES.

The success of the Corporation will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, manufacturing, marketing and commercialization of its products. To date, the Corporation has not entered into any such arrangements and may never be able to establish such arrangements on favourable terms. The failure to establish successful collaborative arrangements with respect to certain products may negatively impact the Corporation's ability to commercialize those products and adversely affect the Corporation's business, financial condition and results of operations.

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

THE CORPORATION DOES NOT HAVE MANUFACTURING OR MARKETING EXPERIENCE AND MAY NEVER BE ABLE TO SUCCESSFULLY MANUFACTURE OR MARKET ITS PRODUCTS.

The Corporation has no experience in large-scale manufacturing and in marketing its products and may never be able to successfully manufacture and market its products. If the TPD or FDA approves MC-1 or any future products, the Corporation intends to rely on third parties to manufacture or market its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside the Corporation's control. Failure of or delay by a manufacturer of the Corporation's products to comply with Good Manufacturing Practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the future prospects of the Corporation. Also, providers, payers or patients may not accept the Corporation's products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to 4 years or longer before the Corporation's initial products may be sold commercially. Other competitors may be in a position to bring competing products to market within a shorter time frame.

THE CORPORATION DOES NOT HAVE PRODUCT LIABILITY INSURANCE AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE IN THE FUTURE.

The sale and use of products under development by the Corporation, and the conduct of clinical studies involving human subjects, may entail product and professional liability risks, which are inherent in the testing, production, marketing and sale of new drugs to humans. The Corporation does not currently have product liability insurance in place for its products but expects that, as it expands, the Corporation will acquire such insurance. However, the Corporation may not be able to obtain appropriate levels of product liability insurance prior to the sale of its products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or recall a product may have a material adverse effect on the business, financial condition and future prospects of the Corporation. In addition, even if a product liability claim is not successful, adverse publicity and time and expense of defending such a claim may significantly interfere with the Corporation's business.

IF THE CORPORATION IS UNABLE TO SUCCESSFULLY PROTECT ITS PROPRIETARY RIGHTS, THE CORPORATION'S COMPETITIVE POSITION WILL BE ADVERSELY AFFECTED.

The success of the Corporation will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Corporation owns or jointly owns eleven United States patents and has received a Notice of Allowance for two other patents from the United States Patent Office. The Corporation has an additional twelve pending United States patent applications. The Corporation's pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

The patent protection afforded to biotechnology and pharmaceutical companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents. As a result, the scope of patents issued to the Corporation may not successfully prevent third parties from developing similar or competitive products. Competitors may develop similar or competitive products that do not conflict with the Corporation's patents. Litigation may be commenced by the Corporation to prevent infringement of its patents. Litigation may also commence against the Corporation to challenge the Corporation's patents that, if successful, may result in the narrowing or invalidating of such patents. It is not possible to predict how any patent litigation will affect the Corporation's efforts to develop, manufacture or market its products. However, the cost of litigation to prevent infringement or uphold the validity of any patents issued to the Corporation may be significant in which case the Corporation's business, financial condition and results of operations may suffer.

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

OTHERS COULD CLAIM THAT THE CORPORATION INFRINGES ON THEIR PROPRIETARY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

The success of the Corporation will depend partly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. To the best of its knowledge, the Corporation is not currently aware that any of its products or processes infringe the proprietary rights of third parties. However, despite the best efforts of the Corporation, it may be sued for infringing on the patent or other proprietary rights of third parties at any time in the future.

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Corporation's financial condition and results of operations, even if the Corporation prevails. If it does not prevail, the Corporation, in addition to any damages it may have to pay, may be required to stop the infringing activity or enter into a royalty or licensing agreement. The Corporation may not be able to obtain such a license or the terms of the royalty or license may be burdensome for the Corporation, which may significantly impair its ability to market its products and adversely affect the business, financial condition and results of operations of the Corporation.

THE CORPORATION IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL GOVERNMENTAL REGULATIONS AND IF IT IS UNABLE TO COMPLY WITH THEM, THE CORPORATION'S BUSINESS MAY BE MATERIALLY HARMED.

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

The Corporation has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. Based on the Corporation's current plans, the Corporation's available working capital will be sufficient into the second quarter of fiscal 2006

The Corporation has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Corporation will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Corporation's existing shareholders. The Corporation's long-term capital requirements will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Corporation's business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. If the Corporation's capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products.

FUTURE ISSUANCE OF THE CORPORATION'S COMMON SHARES WILL RESULT IN DILUTION TO THE EXISTING SHAREHOLDERS. ADDITIONALLY, FUTURE SALES OF THE CORPORATION'S COMMON SHARES INTO THE PUBLIC MARKET MAY LOWER THE MARKET PRICE WHICH MAY RESULT IN LOSSES TO THE CORPORATION'S SHAREHOLDERS.

As of May 31, 2004, the Corporation had 66,646,660 common shares issued and outstanding. A further 2,307,033 common shares are issuable upon exercise of outstanding stock options and another 502,403 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation's shareholders. The Corporation's stock option plan allows for the issuance of stock options to purchase up to a maximum of 4,700,000 of the common shares issued and outstanding as of May 31, 2004. Under the plan the Corporation is able to grant an additional 1,591,967 share options as at May 31, 2004. With the exception of 4,010,446 common shares held in escrow at August 31, 2004, these common shares, including the common shares to be issued upon exercise of the outstanding options and warrants, are freely tradable. It should be noted that the 4,010,446 shares still held in escrow are performance based escrow shares. The Corporation has met the required performance conditions for all of these shares and they are currently eligible for release upon application being made, by the Corporation, to the Toronto Stock Exchange.

Sales of substantial amounts of the Corporation's common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

THE CORPORATION'S COMMON SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME VOLATILITY WHICH MAY RESULT IN LOSSES TO THE SHAREHOLDERS OF THE CORPORATION.

On May 31, 2004, the Corporation's common shares closed at a price of $1.85 (US$1.39 on the Amex). For the period from June 1, 2003 to May 31, 2004, the high and low trading prices of the Corporation's common shares on the TSX were $2.85 and $0.73, respectively, with a total trading volume of 56,993,400 shares. For the period from February 17, 2004 to May 31, 2004, the high and low trading prices of the Corporation's common shares on the Amex were US$2.14 and US$1.10, respectively, with a total trading volume of 4,951,200.

Daily trading volume on the TSX in the Corporation's common stock for the period from June 1, 2003 to May 31, 2004 has fluctuated, with a high of 1,770,200 shares and a low of 4,500 shares, averaging approximately 225,270 shares. Daily trading volume on the Amex in the Corporation's common stock for the period from February 17, 2004 to May 31, 2004 has fluctuated with a high of 290,200 and a low of 200, averaging approximately 70,731. Accordingly, the trading price of the Corporation's common stock may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for the Corporation's products, competition by new products or new innovations, fluctuations in the operating results of the Corporation, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.

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

THE CORPORATION'S COMMON SHARES ARE CONSIDERED "PENNY STOCK" WHICH MAY HAVE THE EFFECT OF REDUCING THE LEVEL OF TRADING ACTIVITY AND MAKE IT MORE DIFFICULT TO SELL SUCH SHARES.

The Corporation's shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the shares. Penny stocks are generally equity securities with a price of less than U.S.$5.00 other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Corporation's shares which are considered "penny stock", and therefore make it more difficult to sell those shares.

The Corporation commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004.

THE CORPORATION HAS NO HISTORY OF PAYING DIVIDENDS, DOES NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND MAY NEVER PAY DIVIDENDS.

Since incorporation, the Corporation has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of its business. The Corporation will need to achieve profitability prior to any dividends being declared, which may never happen.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Lariat Capital Inc. ("Lariat") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on June 3, 1997. On February 11, 1999, by Certificate of Amendment and Registration of Restated Articles, the Articles of Lariat were amended to remove the private company restriction. Lariat was formed as a Junior Capital Pool company, as defined by, and under the rules of the Alberta Stock Exchange with the expressed intent of acquiring a project or company through a reverse take over. With the exception of this intent and the associated search for potential acquisitions, Lariat had no substantial prior business activities.

Medicure Inc. ("Medicure") was incorporated by Certificate of Incorporation issued pursuant to the provisions of The Corporations Act (Manitoba) on September 15, 1997. Medicure was continued from Manitoba to Alberta by Certificate of Continuance issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 3, 1999. On December 22, 1999, Medicure and Lariat were amalgamated by Certificate of Amalgamation issued pursuant to the provisions of the Business Corporations Act (Alberta) as Medicure Inc. The Corporation was continued from Alberta to the federal jurisdiction by Certificate of Continuance issued pursuant to the provisions of the Canada Business Corporations Act on February 23, 2000.

Medicure was formed as a private Manitoba company to advance the discoveries of Dr. Naranjan Dhalla of the University of Manitoba. Dr. Dhalla and Dr. Albert Friesen were the principal owners of the corporation as first formed, together with certain other individuals who contributed to the project. The first order of business was the completion of a licensing agreement to acquire the technology rights from the University of Manitoba, which owned the technology by virtue of the fact that it was invented by employees of the University. From that date until the merger with Lariat, the Corporation's primary focus was on the preclinical testing and development of the lead product, identified as MC-1. In 1998 other research involving synthesis and testing of other potential therapeutics was commenced through a research contract with the University of Manitoba. Various business activities were conducted in support of these primary research projects including but not limited to; (1) the application for and approval of government sponsored research awards, (2) the search for alternative sources of investment capital to fund operations, and (3) the ongoing search for other potential therapeutics. Business and administrative functions were handled by Genesys Venture Inc., a consulting corporation, that at the time, was owned entirely by Dr. Friesen. Operations and research, until the merger, were primarily funded by Dr. Friesen, with assistance from government grants. On November 22, 1999 Medicure was acquired by Lariat by way of a reverse takeover as Lariat's "Major Transaction" as a Junior Capital Pool company within the meaning of the Alberta Securities Commission Rule 46-501, the Alberta Securities Commission Companion Policy 46-501CP and The Alberta Stock Exchange Circular 7. Pursuant to the terms of the Major Transaction, Lariat acquired all of the issued and outstanding shares of Medicure in exchange for 9,500,000 shares of Lariat, at a deemed price for securities regulatory purposes only of $0.20 per share for aggregate deemed value of $1,900,000. The Major Transaction was negotiated entirely at arm's length. As a result of the share exchange, control of Lariat passed to the former shareholders of Medicure. This type of transaction is commonly referred to as a "reverse takeover". Under reverse takeover accounting, for financial reporting purposes, the Corporation is considered to be a continuation of the operations formerly carried on by Medicure.

The Corporation's current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1. The Corporation's head office is located at 4-1200 Waverley Street, Winnipeg, Manitoba, Canada, R3T 0P4.

The MC-1 technology was originally licensed to Genesys Pharma Inc. by the University of Manitoba, on August 18, 1997. Genesys Pharma Inc., which had made a small investment on some preliminary research, transferred the technology without cost, except for costs designated in the license, to Medicure Inc. on September 26, 1997. On August 30, 1999 Medicure Inc. completed a new license agreement with the University of Manitoba in order to slightly modify the terms of the original license agreement transferred from Genesys Pharma Inc., and to have the documentation properly prepared in the Corporation's own name.

On June 1, 2000 the Corporation licensed the world-wide development and marketing rights (except for Canada) for MC-1, the Corporation's lead product, to the Corporation's wholly owned subsidiary, Medicure International. Medicure International then entered into a Development Agreement with CanAm to perform research and development on MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the Development Agreement agreed that the aggregate amount of all invoiced expenditures shall not exceed $15,000,000 over the term of the agreement. CanAm is a private Canadian company owned by Marcus Enns, a former employee of the Corporation and Peter de Visser, a former director of the Corporation. Peter de Visser resigned as a director of the Corporation in December 2001.

Since its amalgamation, the Corporation, directly and through certain research contracts, has been engaged in the research and development of human therapeutic drugs for cardiovascular disease. In certain instances, therapeutics developed by the Corporation may also provide benefit for other diseases. The Corporation's lead product, MC-1, is based upon scientific discoveries led by Dr. Naranjan S. Dhalla of The Institute of Cardiovascular Sciences and the Department of Physiology, of the Faculty of Medicine, the University of Manitoba in Winnipeg, Manitoba, Canada. The Corporation's focus is on the clinical development and commercialization of MC-1 for treatment of cardiovascular disease and on the discovery and development of other cardiovascular therapeutics. There are currently 23 full time scientific researchers and support staff who are retained as consultants or employees by CanAm and who are performing the Corporation's scientific research pursuant to the Development Agreement.

B. Business Overview

Plan of Operation

It is the Corporation's intention to focus on the discovery and development of pharmaceuticals. The Corporation intends to license the sale and distribution of commercialized products to larger, international companies. As such, the Corporation intends to derive its revenue primarily through milestone payments and product royalties. As of the date hereof, other than the Medicure International Licensing Agreement and the University of Manitoba License Agreement, the Corporation has not entered into any license agreements or other arrangements regarding the sale or distribution of any of its products.

The Corporation's focus is on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Corporation's research and development program is designed to address these market needs with the clinical development of the Corporation's lead product, MC-1, and with the potential discovery and development of other drug candidates. MC-1 is a natural compound that has demonstrated effectiveness in safely treating various forms of cardiovascular disease in initial research.

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

A Phase I human clinical trial for MC-1, the Corporation's lead product, was commenced by the Corporation on October 20, 2000 after receiving approval of its Investigational New Drug (IND) application by the TPD. On April 19, 2001, the Phase I trial was completed.

In March, 2002 the Corporation commenced a Phase II multi-centre "Proof of Principle" clinical trial called MEND-1 of 60 high-risk cardiovascular patients undergoing elective angioplasty with our lead product, MC-1 after obtaining approval from the TPD and the FDA. In January 2003, the Corporation announced positive results from the MEND-1 clinical study, which was managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina. The primary endpoint and certain important secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the cardiac marker enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

In April 2004, the Corporation commenced enrollment in a larger Phase II/III clinical trial, MEND-CABG. The study is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery and to provide further safety data on its use in cardiac surgery.

Montréal Heart Institute, in collaboration with Duke Clinical Research Institute (DCRI), Durham, North Carolina, will undertake the North American, multi-centre, double-blind study at approximately 40 clinical sites. The Corporation plans to enrol up to 900 patients undergoing the CABG procedure in the Phase II portion of the dose response study, which will be carried out under the direction of Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre. CABG is a medical procedure that reroutes blood around clogged arteries to improve the blood and oxygen supply to the heart. Surgeons take a blood vessel from another part of the body (i.e. leg) and make a detour around the blocked part of the coronary artery. Over 500,000 CABG procedures are performed on an annual basis in the US. Approximately 8-12% of such grafts are less than optimal, leading to a 10% mortality rate for CABGs that are re-performed.

In June 2003, the Corporation announced it was initiating the development of a second clinical candidate, MC-4232, for use in treatment of hypertensive patients. MC-4232 is a combination of MC-1, and an existing FDA approved angiotensin converting enzyme (ACE) inhibitor. Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds including ACE inhibitors, beta blockers, calcium channel blockers, angiotensin II receptor inhibitors and diuretics.

In a pre-IND meeting held to consider Medicure's proposed advancement of MC-4232 in diabetic hypertensive patients, the FDA advised the Company its proposed product development plan was adequate and confirmed to the Corporation that the information presented was sufficient to support an IND application, subject to review.

The initial 15-patient Phase II trial relating to MC-4232 tested MC-1 alone in diabetic hypertensive patients and is designed to establish complementary therapeutic effects of MC-1 and dosing regimens. In April 2004, the Corporation announced preliminary results from this trial for the initial 11 patients which indicates that there is a positive trend towards the reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control used by the FDA to determine the efficacy of drug candidates in diabetics. HbA1c is a commonly used clinical measure that reflects glycemic control (average blood glucose fluctuations) over a 60- to 90-day period.

In August 2004, the Corporation announced the enrollment of a second Phase II trial to evaluate the effects of MC-4232 in the treatment of diabetic patients with hypertension. The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of the expanded Phase II/III clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. MC-1 at total doses of 100, 300 or 1000 mg or placebo will be given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess the effect on a variety of important parameters in this patient population including blood pressure and metabolic functions. The study, projected for completion in the spring of 2005, will also provide information on product safety and tolerability.

This study is a key part of Medicure's plans for a Phase III registration study of MC-4232 under the United States FDA's 505 B2 regulations for combination products.

In parallel to the development of MC-1 and MC-4232, the Corporation has a drug discovery program the objective of which is to discover and in-license new drug candidates for advancement into clinical development and commercialization for unmet cardiovascular market needs. One element of the program involves the synthesis and evaluation of compounds that are structurally related to MC-1. The Corporation has already produced several groups of candidate compounds using this approach and plans to build a pipeline of additional preclinical products over the next several years. Certain of the Corporation's new compounds have shown positive effects in in vitro and in vivo efficacy studies and are currently being studied further to evaluate their commercial potential. Patent applications have been, and are expected to be filed for all novel candidate compounds, to the extent commercially and reasonably possible, protecting their composition of matter and use in a treatment of targeted cardiovascular and related diseases.

The Corporation is also evaluating other cardiovascular drug candidates for potential license with the objective of further broadening its product and patent portfolio.

The Corporation anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year.

In summary, it is the Corporation's intention over the next year to continue its focus on being a drug discovery and development company and to begin to actively search for a partnership with a large pharmaceutical company. Such a partnership would conceivably provide funding for Phase III clinical trials, add experience to the product development process and bring in overall marketing expertise. While the Corporation has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Corporation as of the date hereof.

Potential Products in Development Stage

As previously stated, one of the Corporation's primary focuses is the clinical development and commercialization of its lead product, MC-1, a natural small molecule that has shown potential for safely and effectively treating various forms of cardiovascular disease and stroke.

A Phase I human clinical trial for MC-1, the Corporation's lead product, was commenced by the Corporation on October 20, 2000 after receiving approval of its Investigational New Drug (IND) application by the TPD. On April 19, 2001, the Phase I trial was completed.

In March, 2002 the Corporation commenced a Phase II multi-centre "Proof of Principle" clinical trial called MEND-1 of 60 high-risk cardiovascular patients undergoing elective angioplasty with our lead product, MC-1 after obtaining approval from the TPD and the FDA. In January 2003, the Corporation announced positive results from the MEND-1 clinical study, which was managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina. The primary endpoint and certain important secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the cardiac marker enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

In April 2004, the Corporation commenced enrolment in a larger Phase II/III clinical trial, MEND-CABG. The study is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery and to provide further safety data on its use in cardiac surgery.

Montréal Heart Institute, in collaboration with Duke Clinical Research Institute (DCRI), Durham, North Carolina, will undertake the North American, multi-centre, double-blind study at approximately 40 clinical sites. The Corporation plans to enrol up to 900 patients undergoing the CABG procedure in the Phase II portion of the dose response study, which will be carried out under the direction of Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre. CABG is a medical procedure that reroutes blood around clogged arteries to improve the blood and oxygen supply to the heart. Surgeons take a blood vessel from another part of the body (i.e. leg) and make a detour around the blocked part of the coronary artery. Over 500,000 CABG procedures are performed on an annual basis in the US. Approximately 8-12% of such grafts are less than optimal, leading to a 10% mortality rate for CABGs that are re-performed.

In June 2003, the Corporation announced it was initiating the development of a second clinical candidate, MC-4232, for use in treatment of hypertensive patients. MC-4232 is a combination of MC-1, and an existing FDA approved angiotensin converting enzyme (ACE) inhibitor. Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds including ACE inhibitors, beta blockers, calcium channel blockers, angiotensin II receptor inhibitors and diuretics.

In a pre-IND meeting held to consider Medicure's proposed advancement of MC-4232 in diabetic hypertensive patients, the FDA advised the Company its proposed product development plan was adequate and confirmed to the Corporation that the information presented was sufficient to support an IND application, subject to review.

The initial 15-patient Phase II trial relating to MC-4232 tested MC-1 alone in diabetic hypertensive patients and is designed to establish complementary therapeutic effects of MC-1 and dosing regimens. In April 2004, the Corporation announced preliminary results from this trial for the initial 11 patients which indicates that there is a positive trend towards the reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control used by the FDA to determine the efficacy of drug candidates in diabetics. HbA1c is a commonly used clinical measure that reflects glycemic control (average blood glucose fluctuations) over a 60- to 90-day period.

In August 2004, the Corporation announced the enrollment of a second Phase II trial to evaluate the effects of MC-4232 in the treatment of diabetic patients with hypertension. The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of the expanded Phase II/III clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. MC-1 at total doses of 100, 300 or 1000 mg or placebo will be given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess the effect on a variety of important parameters in this patient population including blood pressure and metabolic functions. The study, projected for completion in the spring of 2005, will also provide information on product safety and tolerability.

This study is a key part of Medicure's plans for a Phase III registration study of MC-4232 under the United States FDA's 505 B2 regulations for combination products.

MC-1's effectiveness in preventing ischemic reperfusion injury has been demonstrated in in vitro and in vivo models that are routinely used throughout the industry. A selection of benefits seen in these studies include improved contractile force and reduced infarct size.

Although the precise mechanism by which MC-1 acts, is not fully understood, research indicates that it exerts cardioprotective effects through its inhibition of purinergic receptors. This mechanism of action protects the cell by preventing excess calcium influx that is brought on by extracellular ATP that is elevated in a situation of ischemia. This cardiovascular mechanism has not previously been used clinically, and thereby, as a first to market new class of drug would offer potential to further extend the benefits beyond current therapeutic alternatives.

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

While MC-1 and MC-4232 development proceeds, the Corporation is seeking to develop or acquire additional cardiovascular therapeutics with commercial potential to meet a market need. The Corporation's objective is to establish a pipeline of novel cardiovascular therapeutics to ensure the Corporation's long-term growth and security. The Corporation is taking a two-pronged approach to this effort, combining the efforts of a drug discovery program with strategic licensing of promising new compounds from other research groups.

The Corporation's drug discovery program has produced several families of new compounds that have shown promising effects in in vitro and/or in vivo studies. From these compounds, the Corporation has thus far identified certain candidates, as having potential for further development. These compounds, the chemical identities of which are being held confidential while patents are pending, will undergo further in vitro analysis and in vivo animal testing on disease models and for bioavailability.

According to the American Heart Association, cardiovascular disease is the most prevalent serious disease in the United States, affecting approximately 58.8 million people.1 According to the American Heart Association, one in five Americans have some form of cardiovascular disease. In 1996, cardiovascular disease was a primary contributing cause of mortality on 60% of death certificates in the United States. The rates in Canada are similar, with the subset of ischemic heart disease accounting for the greatest percentage of deaths at 21%.2

The Corporation is focusing its initial drug discovery and development efforts on meeting unmet needs in the cardiovascular and stroke market. The Corporation is advancing its lead product, MC-1, into clinical testing with the intention of commercializing it for treatment of (1) ischemic reperfusion injury (associated with common procedures such as angioplasty and coronary bypass surgery and stroke); and (2) myocardial ischemia, including heart attacks, angina and other related disorders. The Corporation intends to subsequently develop MC-1 for other cardiovascular disorders such as difficult to treat forms of hypertension.

The Corporation has various compounds currently in early stage research screening. Compounds developed by the chemistry group will be advanced through the following steps based on their successful advancement through early stage screening; (1) in vitro (cell based) screening, (2) in vivo screening in appropriate disease model, (3) in vivo toxicity screening, (4) dose response confirmation of efficacy testing in vivo, (5) preclinical, GLP toxicity and pharmacokinetics testing, (6) Phase I human testing, (7) Phase II human, (8) Phase III human, and (9) Filing of NDA in United States and NDS in Canada to request the right to commercialize. At the present time the most advanced product is in stage 4 of this testing continuum, but no estimate can be made as to when a certain product may advance to the human clinical testing stage.

The Corporation currently has eleven issued patents. United States Patent No. 6,051,587, United States Patent No. 6,043,259, United States Patent No. 6,339,085, United States Patent No. 6,417,204, United States Patent No. 6,489,345, United States Patent No. 6,548,519, United States Patent No. 6,586,414, United States Patent No. 6,605,612, United States Patent No. 6,677,356, United States Patent No. 6,667,315 and United States Patent No. 6,780,997.

Competitors' Current Products

There are numerous products on the market for treatment of cardiovascular disorders, most of which are marketed by large pharmaceutical companies.

It is recognized that cardiovascular treatments have been of great benefit in reducing mortality and morbidity from a range of conditions. The existing cardiovascular drugs can be categorized into several main drug classes, as distinguished by their mechanism of action. Some of the primary drug classes include ACE Inhibitors (2001 global sales estimated at US$10 billion), Angiotensin II Inhibitors (2001 global sales estimated US$5.6 billion, Thrombolytics (1999 global sales estimated US$8.9 billion), Beta-Blockers (2001 global sales estimated at US$3.8 billion), and Calcium Channel Blockers (2001 global sales estimated at US$9.9 billion), each class has particular benefits as well as an array of alternative products.3 Cross-use of drugs between different types of cardiovascular disease categories makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).4

_____________________________________________

1 American Heart Association, 1999 Heart and Stroke Statistical Update.
2 Health Canada, Heart Disease and Stroke in Canada, 1997, Chapter 2.1.
3 Sales estimates provided by Datamonitor, 2002
4 Supra, note 9.

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

Despite the number of cardiovascular products, the Corporation has identified certain remaining unmet therapy needs for certain forms of cardiovascular disease. For example, physicians recognize the current lack of effective products for reducing ischemic reperfusion injury. This is a very real clinical problem and a significant market is available for a product that would effectively protect against this injury that results from a variety of surgical procedures. Similarly, although current treatments are in many cases able to restore blood flow to the heart muscle following a heart attack (myocardial ischemia), there remains a need for products that reduce the amount of damage and scarring that results from the blockage. Other large cardiovascular markets targeted by the Corporation that require improved therapeutics are stroke and certain forms of hypertension.

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

Competitors' Products in Development

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

The Corporation's clinical trials for MC-1 focus on ischemia and ischemic reperfusion injury for cardiovascular diseases and will also focus on stroke. The following tables provides an overview of competitors' products in development pertaining to ischemia and ischemic reperfusion injury of cardiovascular diseases and stroke:

ISCHEMIA AND ISCHEMIC REPERFUSION INJURY

Product	Company (s)	Development Stage
Pexelizumab	Alexion	Phase III
Ranexa (Ranolazine)	CV Therapeutics	NDA Submitted (SPA)
Plavix (Clopidogrel)	Sanofi-Synthelabo SA	Market
Integrilin	Millennium Pharmaceuticals	Market
Tirofiban (Aggrastat)	Guilford (Merck)	Market
TNKase	Boehringer Ingelheim	Market

Some of the products set forth above have the advantage of being further along in development than the Corporation's products. However, market share for new products depends primarily upon the relative strengths of a product in areas such as safety, effectiveness, cost, and dose form.

It is noted that cardiovascular drugs are often prescribed together and therefore products do not necessarily compete for use on an individual patient. MC-1's use in many indications is expected to be as adjunct therapy, that is, it will be given together with other therapeutics. Historically, the challenge of competing with earlier products has not acted as a significant barrier to entry for new products, provided that the new product has some advantage relative to earlier products.

The Corporation's second clinical candidate, MC-4232, is being developed for the treatment of diabetic hypertensive patients. The market for management of high blood pressure is one of the largest in the pharmaceutical industry but is also one of the most competitive. Approximately 50 million Americans are affected by hypertension (American Heart Association). Decision Resources expects hypertension drug global sales to reach US $22 billion by 2008. The following table presents a list of competitors' products on the market pertaining to hypertension.

HYPERTENSION

Product	Company	Type of Drug
Accupril (quanapril)	Pfizer	ACE inhibitor
Aceon (perindopril)	Solvay Pharmaceuticals (Servier)	ACE Inhibitor
Aldactone (spironolactone)	Pfizer	Diuretic; antihypertensive
Aldomet (methyldopa)	Merck & Co.	CNS antihypertensive
Altace (ramipril)	Monarch (King)	ACE Inhibitor
Apresoline (hydralazine)	Novartis	Direct vasodilator
Atacand (candesartan)	AstraZeneca	AIIRA (Type A1)
Avapro (irbesartan)	Bristol-Myers Squibb	AIIRA (Type A1)
Benicar (olmesartan)	Forest	AIIRA (Type A1)
Blocadren (timolol)	Merck & Co.	Beta blocker
Capoten (captopril)	Par Pharmaceuticals	ACE inhibitor
Catapres (clonidine)	Boehringer Ingelheim Pharmaceuticals	CNS antihypertensive
Corgard (nadolol)	King Pharmaceuticals	Beta blocker
Cozaar (losartan)	Merck & Co.	AIIRA (Type A1)
Diovan (valsartan)	Novartis	AIIRA (Type A1)
Hydrodiuril (hydrochlorothiazide)	Merck & Co.	Diuretic
Hytrin (terazosin)	Abbott Laboratories	Alpha-1-selective adrenoceptor blocking agent
Inderal LA (propranolol)	Wyeth	Beta blocker
Ismelin (guanethidine)	Alliance Pharmaceuticals	Neuron blocker
Lexxel (enalapril maleate/felodipine)	AstraZeneca	Combo ACE inhibitor and calcium blocker
Loniten (minoxidil)	Par Pharmaceutical	Direct vasodilator
Lopressor (metoprolol)	Novartis	Beta blocker
Lotensin (benazepril)	Novartis	ACE inhibitor
Lotrel (amlodipine/benazepril)	Novartis	CCB /ACE inhibitor
Mavik (trandolopril)	Abbott	ACE inhibitor
Monopril (fosinopril)	Bristol-Myers Squibb	ACE inhibitor
Nif-Ten (nifedipine/ atenolol)	AstraZeneca	Combo calcium blocker and beta blocker
Normodyne (labetalol)	Watson Pharmaceuticals Inc.	Combined alpha/beta blocker
Norvasc (amlodipine besylate)	Pfizer	Calcium channel blocker
Plendil (felodipine)	AstraZeneca	Calcium channel blocker
Procardia XL (nifedipine)	Pfizer	Calcium channel blocker
Sectral (acebutolol)	Wyeth-Ayerst Laboratories	Beta blocker
Sular (nisoldipine)	First Horizon	Calcium blocker
Tarka (trandolopril/verapamil)	Abbott	CCB / ACE inhibitor
Tenoretic (atenolol; chlorthalidone)	AstraZeneca	Combo beta blocker and diuretic
Teveten (eprosartan mesylate)	Biovail	AIIRA (Type A1)
Thalitone (chlorthalidone)	King Pharmaceuticals	Diuretic
Toprol-XL (metoprolol)	AstraZeneca	Beta blocker
Vasotec (enalapril)	Biovail (Merck)	ACE inhibitor
Verelan (verapamil)	Elan Pharmaceuticals	Calcium blocker
Zebeta (bisoprolol fumarate)	Wyeth-Ayerst Laboratories	Beta blocker
Zestoretic (lisinipril; hydrochlorothiazide)	AstraZeneca	Combo ACE inhibitor and diuretic
Zestril (lisinopril)	AstraZeneca	ACE inhibitor

Competitive Strategy and Position

As stated, the Corporation is primarily focusing on developing MC-1 for myocardial ischemia and reperfusion injury. The Corporation is focusing initially on these markets because of preclinical and clinical evidence supporting the product's efficacy in these applications and, therefore, these applications have high potential for showing MC-1's clinical benefit. The clinical need for a product with this activity will also be considered by regulatory authorities (principally the FDA and also the TPD). Although MC-1 shows potential for treatment of other cardiovascular diseases, these uses are not being addressed as a first priority due to factors including the cost of clinical trials and the more intense competitive nature of these markets.

It is the Corporation's intention to secure a partnership with a large pharmaceutical company. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. While the Corporation has had informal discussions with potential partners in this regard, no formal agreement or letter of intent has been entered into by the Corporation as of the date hereof.

C. Organizational Structure

Medicure International, the Corporation's wholly owned subsidiary, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International's registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International's head office is located at 2nd Street, Holetown, St. James, Barbados.

The following diagram illustrates the relationship between the Corporation and Medicure International:

Medicure Inc.

100%
Medicure International Inc.

D. Property, Plants and Equipment

Office Space

The Corporation has use of about 2,100 square feet of office space provided by Waverly Business and Science Centre Inc. as part of its business services contract. The office is located in Winnipeg, Manitoba.

Research Facilities

CanAm, on behalf of the Corporation, leases 7,500 square feet of office and laboratory space at a facility in Winnipeg, Manitoba. Biological, chemistry, and analytical research take place under one roof.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation 's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2004, May 31, 2003, May 31, 2002, May 31, 2001 and the period ended May 31, 2000, should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation's consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") included under Item 17 to this annual report. Material differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in Note 9 to the consolidated financial statements of the Corporation included herein.

A. Critical Accounting Estimates

The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles ("US GAAP") is described in note 9 to the audited consolidated financial statements for the year ended May 31, 2004. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, and stock-based compensation.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Corporation assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents
On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value. The new Section 3063 of the CICA Handbook, Impairment of Long Lived Assets, calls for the recognition, measurement and disclosure of the impairment of long-lived assets for fiscal years beginning on or after April 1, 2003. With consideration given to this new section management reviewed the carrying value of its patents and no adjustment was made to the capitalized patent costs.

Stock-based compensation
The Corporation adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Corporation had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation's stock option activity, and the many assumptions that are required to be made to calculate the fair value of the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Corporation of June 1, 2004.

As permitted, the Corporation has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003. The Corporation accounts for stock options granted to non-employees on or after June 1, 2002 using the fair value method.

Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Corporation must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Corporation uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Corporation amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2004 of $386,048.

New Accounting Policy Expected to be Adopted in the Subsequent Year

GAAP Hierarchy
The new CICA Handbook Section 1100, Generally Accepted Accounting Principles has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section established standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates industry practice as a possible source to consult. The Corporation does not expect that the implementation of this new standard will have a significant impact on its consolidated financial statements.

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

The Corporation believes it has sufficient funds on hand to complete several Phase II clinical trials involving MC-1, its lead product and MC-4232, its second clinical candidate. As discussed in Note 1 of the consolidated financial statements of the Corporation, however, the Corporation's ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct the remainder of its clinical trials and to successfully commercialize its products. Failure to obtain further financing may require the Corporation to reduce substantially or eliminate expenditures for research and development, testing including further clinical trials, and production and marketing of its proposed products. Based on the Corporation's current plans, the Corporation's available working capital will be sufficient into the second quarter of fiscal 2006.

Year Ended May 31, 2004 Compared to the Year Ended May 31, 2003

Interest and other income for fiscal 2004 totaled $445,000 as compared to $241,000 for fiscal 2003. Interest income was higher in fiscal 2004 primarily due to a larger average cash and cash equivalents balance, which resulted primarily from an equity offering and warrant conversion in fiscal 2004 that raised net proceeds of $21,617,000. Throughout fiscal 2004 and fiscal 2003, management invested excess funds in short-term investments.

Research and Development expenditures increased to $4,279,000 as compared to $3,118,000 for fiscal 2003 and represent 67% of the Corporation's total expenditures in fiscal 2004. Research and development expenditures for fiscal 2004 were higher due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232. The Corporation initiated patient enrollment of the MEND-CABG study in April 2004. The Phase II portion of the study will enroll up to 900 patients. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI).

The initiation of the MEND-CABG trial was based on our Phase II trial, MEND-1, managed by DCRI, which showed that the Corporation's lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the marker cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

The increase in expenditures was also due to the clinical development program of MC-4232, which commenced in early fiscal 2004. In a pre-IND meeting to consider the Corporation's proposed development of MC-4232, the United States Food and Drug Administration (FDA) advised the Corporation its proposed Phase II/III clinical development program was adequate. Based on the plan presented to the FDA, the Corporation initiated an exploratory Phase II study in early fiscal 2004. The initial Phase II trial tested MC-1 alone to establish complementary therapeutic effects of MC-1 and dosing regimens. In the fourth quarter of fiscal 2004, the Corporation announced preliminary results from the Phase II trial. These results support the Corporation proceeding with the expansion of its MC-4232 clinical development program.

The Corporation expects the research and development expenditures for fiscal 2005 to be significantly higher than fiscal 2004. A significant portion of the increase in expenditures during fiscal 2005 will be incurred in the Phase II/III MEND-CABG trial attributed to MC-1 and the clinical development program of MC-4232.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $2,115,000 for the year ended May 31, 2004, as compared to $1,284,000 for the year ended May 31, 2003. The increased spending in fiscal 2004 as compared to fiscal 2003 was primarily attributable to the internal growth that is required to support the Corporation's increasing business development and investor relations activities, regulatory costs and professional fees. This includes costs associated with listing on the American Stock Exchange during the third quarter of fiscal 2004. The Corporation expects slightly higher levels of general and administrative activities for fiscal 2005 to support increased business development activities.

For the year ended May 31, 2004, the Corporation recorded a net loss of $5,989,000 or $0.11 per share compared to a net loss of $4,194,000 or $0.11 per share for the year ended May 31, 2003. As stated above, these results of operations were mainly attributable to the Corporation's clinical development program and the increased business development activity required to support the program. The Corporation expects to incur a loss next year as it continues to invest in product research and development.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 55,738,716 for the year ended May 31, 2004 from 37,118,889 for the year ended May 31, 2003.

Year Ended May 31, 2003 Compared to the Year Ended May 31, 2002

Interest and other income for fiscal 2003 totaled $241,000 as compared to $184,000 for fiscal 2002. Interest income was higher in fiscal 2003 primarily due to a larger average cash and cash equivalents balance, which resulted from equity offerings in fiscal 2002 that raised net proceeds of $9,004,000. Throughout fiscal 2003 and fiscal 2002, management invested excess funds in short-term investments.

Research and development expenditures include costs associated with the Corporation's clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Corporation is a development stage enterprise that focuses a majority of its cash resources on research and development activities.

Research and Development expenditures increased to $3,118,000 as compared to $3,104,000 for fiscal 2002 and represent 70% of the Corporation's total expenditures in fiscal 2003. Substantially all research and development expenditures in each year were paid to CanAm Bioresearch Inc. pursuant to the Development Agreement. A significant portion of the expenditures in fiscal 2003 were attributed to the Phase II trial, MEND-1, managed by Duke Clinical Research Institute, which showed that the Corporation's lead product, MC-1, reduces ischemic heart damage following angioplasty. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. In addition, the Corporation enhanced its research and development capabilities with the expansion of its research team, and a rise in screening and preclinical testing of compounds brought forward by the Corporation's drug discovery program. The Corporation's scientific developments led to the announcement in June 2003 of a second clinical candidate, MC-4232 for use in the treatment of hypertension.

The Corporation expects the research and development expenditures for the fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. In a pre-IND meeting held to consider Medicure's proposed advancement of MC-4232 in diabetic hypertensive patients, the FDA advised the Company its proposed product development plan was adequate and confirmed to the Corporation that the information presented was sufficient to support an IND application, subject to review. Based on the plan presented to the FDA, the Corporation expects to commence the initial study in the first quarter of fiscal 2004. The Corporation is in the process of developing a strategy for its Phase II/III clinical trial for the oral dose of MC-1 which may involve third party collaboration. The Corporation continues to pursue strategic alliances with a suitable partner to help further develop this product.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $1,284,000 for the year ended May 31, 2003, as compared to $950,000 for the year ended May 31, 2002. The increased spending in fiscal 2003 as compared to fiscal 2002 was primarily attributable to the internal growth that is required to support the Corporation's increasing business development and investor relations activities. These activities were primarily associated with increasing the awareness of the Corporation's clinical trial results in both the medical and investment communities in North America and Europe. The Corporation also incurred stock-based compensation expenses of $105,000 in fiscal 2003 as compared to nil in fiscal 2002 as a result of adopting new accounting standards in fiscal 2003 related to measurement of compensation associated with stock options granted by the Corporation to non-employees. The Corporation expects slightly higher levels of general and administrative activities for fiscal 2004 to support increased business development activities.

For the year ended May 31, 2003, the Corporation recorded a net loss of $4,194,000 or $0.11 per share compared to a net loss of $3,875,000 or $0.14 per share for the year ended May 31, 2002. As stated above, these results of operations were mainly attributable to the Corporation's clinical development program and the increased business development activity required to support the program. The Corporation expects to incur a loss next year as it continues to invest in product research and development.

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

Research and Development expenditures increased to $3,103,707 as compared to $2,472,951 for fiscal 2001. Substantially all research and development expenditures in each year were paid to CanAm Bioresearch Inc. pursuant to the Development Agreement. The increase in spending is primarily due to the Corporation's continuing clinical development of MC-1, including the commencement of the "Proof of Principle" Phase II clinical trial (MEND-1) for treatment of angioplasty patients. In addition, the Corporation enhanced its research and development capabilities with the expansion in our research team, and a rise in screening and preclinical testing of compounds brought forward by the Corporation's drug discovery program. The Corporation's scientific developments led to the filing of numerous patents during the year.

Medicure expects the research and development expenditures for the fiscal year ended May 31, 2003 to be higher than fiscal 2002. The main source of the increase will result from the completion of the current Phase II clinical trial in angioplasty patients and the commencement of clinical trials in other indications.

General and administration expenses totaled $949,569 for the year ended May 31, 2002, as compared to $879,914 for the year ended May 31, 2001. This increase in spending is the result of the addition of personnel and professional services that were required to support increased business development activities, as well as increased regulatory fees resulting from the Corporation's listing on the TSX.

Medicure expects general and administrative expenditures for fiscal 2003 to be slightly higher than those incurred in fiscal 2002.

For the fiscal year ended May 31, 2002 ("fiscal 2002"), Medicure recorded a net loss of $3,875,087 or $0.14 per share compared to a net loss of $3,232,010 or $0.20 per share for the year ended May 31, 2001 ("fiscal 2001"). These results of operations were in line with management's expectations. The Corporation expects losses to continue for the next several years due to expenditures relating to its research and development efforts and clinical trials.

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

Research and development expenses for the year ended May 31, 2001 increased significantly to $2,472,951 from $547,461 for the nine months ended May 31, 2000 due to a number of factors. Clinical trial expenses (including drug formulation) increased by $628,938, pre-clinical research expenses increased by $672,709 and payroll expenses increased by $214,560. The increase in clinical trial costs was primarily due to the Phase I trial of the Corporation's lead product, MC-1, and increased formulation work to develop an MC-1 pill for future clinical trial studies. The increase in pre-clinical research costs was primarily due to increased animal testing and toxicity studies of both MC-1 and other pre-clinical compounds. The increase in payroll costs was primarily the result of hiring additional scientists to help with preclinical research.

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

General and administrative expenses for the year ended May 31, 2001 increased significantly to $879,914 from $435,692 for the nine months ended May 31, 2000. A significant part of this increase in expenses is a result of costs of $271,683 related to a financing that did not close. In addition, travel costs increased by $48,634, promotional material costs increased by $45,045 and printing costs increased by $29,847. The increase in travel costs was primarily a result of travel related to promoting the Corporation during a financing period. The increase in promotional material costs and printing costs was primarily the result of increased printing of shareholder materials and other promotional materials such as the Corporation's annual report.

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

As at May 31, 2004, the Corporation had cash and cash equivalents totaling $19,954,000 compared with $4,131,000 at the previous year-end. On June 26, 2003, the Corporation strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $609,000) through a private placement of 8,997,632 common shares of the Corporation at $0.85 per share.

In addition, Corporation received proceeds of $14,578,000 from the exercise of warrants and agents' compensation units that expired on December 20, 2003. The warrants were part of a public offering in December 2001. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2004 was 66,646,660 as compared to 38,509,864 at May 31, 2003.

The Corporation expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Corporation expects higher clinical expenses as a result of the Phase II/III clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the commencement of the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. Based on current plans, it is anticipated that total expenses will significantly increase during fiscal 2005 as a result of these clinical trials. The Corporation believes it has sufficient resources to fund operations into the second quarter of fiscal 2006. However, funding requirements may vary depending on a number of factors including the progress of the Corporation's research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Corporation's product development projects.

Based on the positive results from the MEND-1 trial, the Corporation has proceeded with further clinical trials of MC-1 with a larger number of patients. The first of a number of Phase II/III studies the Corporation intends to undertake, MEND-CABG, commenced in fiscal 2004. The Corporation anticipates that the phase II portion of the study will cost between $10,000,000 to $15,000,000 to complete and will hope to confirm the results from the earlier trial and provide more data regarding the pharmacological effects of the drug as well as the optimal drug dosage levels. The Corporation will require additional funding to meet the costs of such studies that may not be available if and when it is required.

Successful completion of the Phase II portion of the Phase II/III MEND-CABG trial will ultimately lead to a Phase III trial. This is a large-scale study of patients with the targeted disease and will probably cost in the range of $30,000,000 to $50,000,000 or more. It could potentially start in calendar 2005 and finish in calendar 2007 provided the Corporation is able to secure a partnership with a large pharmaceutical company. The main purpose of this trial is to obtain definitive statistical evidence of the efficacy and safety of the drug so that an application can be made to the TPD and FDA for commercial approval.

The Corporation is also developing MC-4232 of the treatment of Hypertension. Assuming satisfactory completion of Phase II studies, the Corporation expects to enrol between 1,500-2,000 patients in both the Phase II and III clinical trials to support an NDA for the product.

If either MC-1 or MC-4232 is approved for marketing by the TPD and FDA, there will then potentially be follow-up studies (called Phase IV trials) that may need to be completed while the drug is being marketed, in order to adjust or extend product claims. It is not possible to estimate the scope and size of any such studies that may be required.

It continues to be the Corporation's intention to secure a partnership with a large pharmaceutical company. Such a partnership would provide funding for clinical development (most specifically Phase III) and could ultimately lead to a license agreement for the sale and distribution of the Corporation's lead product in return for milestone payments and product royalties. In this way, the Corporation would rely on the marketing expertise of its partner, instead of developing its own marketing department.

While MC-1 and MC-4232 progresses through clinical trials, the Corporation will continue the drug development process. This process begins with initial product screening which should produce preliminary candidates for preclinical research. MC 5422 and MC 45228 are such candidates that have moved into the preclinical research stage. Once a drug candidate reaches this stage, it can cost in excess of $1,000,000 to advance it to the clinical trial stage. Ongoing research and development to find preliminary candidates currently costs the Corporation between $1,000,000 to $1,500,000 per year.

Besides public or private financings, the other major financings are planned to be through up front and milestone payments from a large pharmaceutical company that has partnered with the Corporation for clinical development and or marketing of the lead compound.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of the Corporation's common shares. The Corporation does not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to the Corporation. If funds are raised by selling additional common shares, or other securities convertible into common shares, the ownership interests of the Corporation's existing shareholders will be diluted. If the Corporation is unable to obtain financing when required, the Corporation would not be able to carry out its business plan, including further clinical trials of MC-1 and MC-4232. The Corporation would have to significantly limit its operations and business, and its financial condition and results of operations would be materially harmed.

At May 31, 2004, the Corporation had net working capital of $20,525,245 compared to net working capital of $4,111,440 at May 31, 2003. During the three months ended August 31, 2004, no additional stock options were exercised.

At May 31, 2003, the Corporation had net working capital of $4,111,440 compared to net working capital of $8,393,655 at May 31, 2002. During the three months ended August 31, 2003, the Corporation raised a total of $14,166 in cash from exercised options.

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

The Corporation had no long-term debt as of May 31, 2004.

The Corporation's wholly-owned subsidiary, Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. Medicure International Inc. may terminate these agreements at any time provided thirty (30) days notice is provided. During the year ended May 31, 2004, the Corporation incurred an aggregate of $3,953,118 (2003 - $3,058,946) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2004 total $12,397,619. As at May 31, 2004, the Corporation is committed to fund a further $7,826,587 of research and development expenditures under these agreements. Subsequent to May 31, 2004, Medicure International Inc. entered into a similar development agreement with another third party up to a maximum of direct research and development expenditures of $5,000,000.

The Corporation periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Corporation to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Corporation. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

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

The Corporation has demonstrated the effectiveness of MC-1 in preclinical in vivo models of cardiovascular disease and a Phase I and Phase II clinical trial. Additional preclinical studies may also be performed in order to evaluate other potential uses of MC-1 and to gather other data as may be necessary to support future clinical objectives.

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

While MC-1's development proceeds, novel chemical compounds will be synthesized or in-licensed and entered into further testing to evaluate their commercial potential. As previously set forth, the

Corporation's drug discovery program is pursuing medicinal chemistry strategies with the objective of maximizing the probability of commercial potential. Novel chemical compounds are screened for commercial viability prior to advancement into preclinical testing. These studies are to determine bioavailability/distribution, safety and efficacy (on both in vitro and in vivo models).

For the period from inception on September 15, 1997 to May 31, 2004, a total of $13,827,000 was incurred for research and development.

Patents and Licenses

The Corporation has been issued eleven patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular disease. The Corporation has obtained an additional two Notice of Allowances and has also filed twelve additional applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The ten patents issued to the Corporation are as follows:

Patent Number	Issue Date	Description
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,667,315	December 23, 2003	Mimics of MC1
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates

The first three patents are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, and an ensuing new License Agreement dated August 30, 1999 (the ‘‘Licence Agreement'') the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of Manitoba a royalty payment of 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement commenced on August 30, 1999 and shall terminate:

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

The two Notice of Allowances and twelve pending United States patent applications, including those filed with the United States Patent Office as either regular or provisional applications, are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc.

Much of the work, including some of the research methods, that is important to the success of the Corporation's business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

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

The Corporation has filed patents in accordance with the Patent Cooperation Treaty (the ‘‘PCT''). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the ‘‘WIPO''), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the ‘‘international application''), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

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

E. Trend Information

The Corporation is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Corporation's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

F. Off-balance Sheet Arrangements

As part of the Corporation's ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2004, the Corporation was not involved in any unconsolidated SPE transactions.

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

Dr. Arnold Naimark - Director

Arnold Naimark, M.D., F.R.C.P. (C), F.R.S.C. has had a distinguished career within medicine and higher education. Dr. Naimark served as Head of the Department of Physiology and later as Dean of the Faculty of Medicine at the University of Manitoba, following which he served as the University's President and Vice-Chancellor (15 years). Dr. Naimark is currently Director of the University of Manitoba Centre for the Advancement of Medicine, founding Chair of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee, a Director of Inspiraplex and of the Robarts Research Institute and is a member of the Research Council of the Canadian Institute for Advanced Research. Dr. Naimark has served on many committees and boards, in such positions as a Director of the Canadian Imperial Bank of Commerce, Chair of the International Review Panel for the Medical Research Council of Canada and President of the Association of Universities and Colleges of Canada. Dr. Naimark has also received several honourary degrees and awards, including the Order of Canada.

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

Mr. G. James Umlah - Director

Mr. Umlah is Chief Investment Officer of the Crocus Investment Fund (a labour sponsored fund) and the President of Crocus Capital (the Crocus Investment Fund's sales subsidiary). In his capacity with the Crocus Investment Fund, which has current assets of approximately $170 million, Mr. Umlah has been responsible for investing in over 50 Manitoba businesses and has provided corporate finance advice to many of those businesses. In addition, Mr. Umlah has fifteen years experience in the investment industry in Manitoba. He is a former director of a major Canadian securities dealer. Mr. Umlah has an Honours Economics degree from the University of Manitoba. His areas of expertise include retail and institutional securities, corporate planning, and financial restructuring of businesses. Mr. Umlah is responsible for chairing and overseeing the operation of the Crocus Investment Fund's staff investment committee, which evaluates proposed investments and recommends investments to the board of directors. In addition, Mr. Umlah is responsible for coordinating the functions of the Investment Advisory Committee and sits on the boards of several investee companies. As President of Crocus Capital, Mr. Umlah is responsible for managing the investments of the fund and for securities compliance matters related thereto. Mr. Umlah is also responsible for managing the business and investments of the Manitoba Science & Technology Fund.

Gerald P. McDole, MBA – Director

Mr. McDole was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba recently established The Gerry McDole Fellowship in Health Policy and Economic Growth.

Moray W. Merchant, MBA - Vice-President, Market Development

Moray Merchant received his MBA in Pharmaceutical Marketing from Saint Joseph's University in Philadelphia and holds a Bachelor's Degree in Business Administration from the University of New Brunswick. Mr. Merchant has over 20 years of industry experience leading the strategic planning, sales and marketing of pharmaceutical products. For 18 years he held several positions with DuPont Pharma in Canada managing the sales and marketing of their cardiovascular products, directing business development activities and establishing and leading their generics business. Beginning in 2001, he held the positions of Vice President, Sales and Vice President of Marketing for aaiPharma Inc., a U.S. based specialty pharmaceutical company. In these roles he was responsible for building the sales and marketing organizations and leading the promotion of their acquired portfolio of pharmaceutical products. Mr. Merchant holds the responsibility for identifying partnering opportunities, leading the strategic planning process and overseeing the commercialization of the Corporation's cardiovascular products.

Dawson Reimer - Vice-President, Operations

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the company's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Corporation at its inception and has been directly employed by the Corporation since 2001.

Derek G. Reimer, C.A. - Chief Financial Officer and Secretary

Derek Reimer came to the Corporation from Deloitte & Touche LLP where he most recently served as a Senior Manager in the Assurance and Advisory Services group. In this role, Mr. Reimer dealt mainly with major corporate clients, including several TSX 100 companies, providing advice regarding complex accounting, regulatory, and compliance issues. His previous experience includes several years providing international accounting services to clients exclusively in the financial services industry. Mr. Reimer is a Chartered Accountant who also holds a Bachelor of Commerce (Hons.) degree in accounting from the University of Manitoba. Mr. Reimer is responsible for managing financial systems, programs and processes to ensure the successful accomplishment of the Corporation's business objectives.

Business Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Corporation (see Directors and Senior Management under this item).

Moray W. Merchant, MBA - Vice-President, Market Development: Mr. Merchant holds the responsibility for identifying partnering opportunities, leading the strategic planning process and overseeing the commercialization of the Corporation's cardiovascular products. (see Directors and Senior Management under this item).

Derek G. Reimer, CA - Chief Financial Officer and Secretary: Mr. Reimer participates in the Corporation's financial management and accounting practices (see Directors and Senior Management under this item).

Dawson Reimer - Vice-President, Operations: Mr. Reimer holds the responsibility of managing the internal operations and functional areas which include project management and strategic planning. (See Directors and Senior Management under this item)

Don Bain – Director of Investor Relations: Don Bain's background includes nearly four years as Director of Communications and Investor Relations at CanWest Global Communications Corp. (TSX: CGS.A and NYSE: CWG), operating his own Investor Relations and Communications firm, and the position of Vice-President, Investor Relations and Corporate Communications at a Toronto-based IR consulting firm. He has provided IR counsel to numerous companies encompassing a variety of industry sectors including, biotech, oil and gas, retail, manufacturing, real estate and high tech.

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

Dr. Dhalla has served in senior positions such as Secretary General (17 years) and President (3 years) of the International Society for Heart Research, Editor-in-Chief (11 years) of the international journal ‘‘Molecular and Cellular Biochemistry'' and is currently serving on the editorial boards of 11 other international journals. Since 1996, Dr. Dhalla has served as Executive Director of the International Academy of Cardiovascular Sciences. Dr. Dhalla has published 500 papers and 350 abstracts as well as edited or authored 31 books in the area of heart research. Dr. Dhalla has provided his services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

Dr. Karl-Gunnar Hidinger - Vice-President, Clinical Development

Dr. Karl-Gunnar Hidinger received his Ph.D. in Clinical Pharmacology from University of Gothenburg, Sweden. Dr. Hidinger's drug development experience spans 30 years and includes basic pharmacology research and preclinical research through clinical Phase I, II, III and market approval of new chemical entities. Dr. Hidinger's career has included clinical research positions in Europe and North America with recognized companies such as Astra Pharma Inc., Glaxo Inc. and Ortho-McNeil Inc. Dr. Hidinger's experience in clinical drug development complying with international regulatory standards covers a wide variety of therapeutic areas. Most recently, Dr. Hidinger established the corporate infrastructure for the Scientific Affairs Department of the newly established Byk Canada Inc., a subsidiary of Byk Gulden AG, Germany. Dr. Hidinger will be responsible for the design and management of clinical studies for Medicure's lead compound, MC-1, and for the clinical aspects of other business development and research projects. Since February 1, 2001, Dr. Hidinger has provided his services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

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

Dr. Wasimul Haque - Director of Chemistry

Dr. Haque received a Ph.D. in Chemistry from the University of Manitoba. Dr. Haque has over fifteen years of experience in industrial biotechnology research and development where he has managed a variety of drug discovery projects. Senior positions held prior to joining Medicure include Project Manager at Alberta Research Council and Senior Scientist at Biomira Inc. Dr. Haque has been issued four patents and is author of several peer-reviewed publications. Dr. Haque began employment with Medicure in July 1998. Since June 1, 2000 Dr. Haque has been employed by CanAm Bioresearch Inc. and works on the Corporation's research and development pursuant to the Development Agreement.

Dr. Jim Diakur - Associate Director of Chemistry

Dr. Diakur is an experienced medicinal chemist who was previously employed as Research Assistant Professor at the Noujaim Institute for Pharmaceutical Research in the Faculty of Pharmacy, University of Alberta. At the institute, Dr. Diakur's group was focused on the development of carbohydrate-based pharmaceuticals for diabetes, cancer and inflammation and on carbohydrate-based drug carriers for targeted drug delivery. He also has over 10 years of industrial research and management experience in the field of chemistry with Chembiomed Inc. and Biomira Inc. Among other achievements, Dr. Diakur managed a team of scientists responsible for the preclinical development of injectable carbohydrate-based immunotherapeutic agents. Dr. Diakur is employed by CanAm Bioresearch Inc. and works on the Corporation's research and development pursuant to the Development Agreement.

Dr. Deborah Douglas, Ph.D. – Director of Physiology

Dr. Douglas received her Ph.D. in Animal Science from McGill University, focusing on molecular biology related research. Her post-doctoral experience involved cell biology research at the Institute of Cell Biology, University of Manitoba, and the Jack Bell Research Centre, Vancouver General Hospital, University of British Columbia. Dr. Douglas developed in vitro and in vivo models to screen for human diseases as Chief of Compound Screening for Alviva Biopharmaceutical Inc. Dr. Douglas provides her services to Medicure through an employment agreement with CanAm Bioresearch Inc.

Dr. Paul Armstrong - Clinical Consultant

Dr. Armstrong, Chair of the Advisory Board, is Professor in the Department of Medicine, University of Alberta in Edmonton. Dr. Armstrong is an internationally recognized cardiologist and clinical investigator with extensive expertise in the design and conduct of clinical trials focused on acute ischemic syndromes and congestive heart failure. Dr. Armstrong has published widely and served as a senior advisor to major organizations and industry. Since June 1, 2000, Dr. Armstrong provides services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

Dr. Stephen Hanessian - Chemistry Consultant

Dr. Hanessian received his Ph.D. from Ohio State University in 1960 and has served at the University of Montreal since 1968. He is internationally recognized for his contributions in the field of medicinal chemistry and has been named as principal inventor on over 25 patents. Dr. Hanessian has published 400 papers, trained 250 scientists, and received the 1996 Canada Gold Medal for Science and Engineering, Canada's highest award for scientific achievement. He has also been made an Officer of the Order of Canada. His special interest in cardiovascular medicinal chemistry is directly aligned with Medicure's objective of establishing a pipeline of products to address cardiovascular diseases that remain inadequately treated by existing therapeutics. Dr. Hanessian provides services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

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

Dr. Stephen Hanessian

Dr. Hanessian is Professor, Department of Chemistry, University of Montreal. Dr. Hanessian is one of North America's most renowned medicinal chemists with considerable experience in industry collaboration for the discovery of new pharmaceuticals.

Dr. Morris Karmazyn

Dr. Karmazyn is a Professor in the Department of Pharmacology and Toxicology at the University of Western Ontario in London, Ontario. Dr. Karmazyn is internationally recognized and has received numerous distinctions for his research in the field of myocardial ischemia and ischemic reperfusion injury.

Dr. John McNeill

Dr. McNeill is Professor and Dean Emeritus, Division of Pharmacology and Toxicology, Faculty of Pharmaceutical Sciences at the University of British Columbia in Vancouver. The recipient of numerous awards and distinctions, Dr. McNeill's research is centered on the biochemical mechanism action of drugs on the heart.

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

Dr. Pierre Theroux

Dr. Theroux is Professor of Medicine at the University of Montreal and Chief of the Coronary Care Unit at the Montreal Heart Institute. Dr. Theroux's innovative work is widely recognized and he has contributed extensively to the development of new treatments for acute ischemic heart disease.

Dr. Jeffrey Weitz

Dr. Weitz is Professor of Medicine and Haematology at McMaster University in Hamilton where he has contributed extensively to understanding the role of thrombosis and its treatment in cardiovascular disease. Dr. Weitz also brings a wealth of expertise in academic-industrial collaboration and development of new products.

Dr. Trevor Hassell

Dr. Hassell is Adjunct Professor of Medicine at the University of the West Indies, Barbados, and Consultant Physician and Cardiologist at the Queen Elizabeth Hospital, also in Barbados. He is Preseident-Elect of the Inter-American Heart Foundation, former President of the Caribbean Cardiac Society and founder, President and member of the Board of Directors of the Heart Foundation of Barbados.

B. Compensation

No compensation of any kind was paid to the directors and officers of the Corporation during the year ended May 31, 2004, except as follows:

On October 1, 2001 a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. For the year ended June 1, 2002 to May 31, 2003, the Corporation paid A.D. Friesen Enterprises Ltd., $150,000 in consulting compensation. As of October 1, 2003 the compensation agreement was amended and increased to $175,000. For the year ended May 31, 2004, the Corporation paid A.D. Friesen Enterprises Ltd., $166,667 in consulting compensation. Dr. Friesen is also eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.

Moray Merchant serves the Corporation as Vice President, Market and Business Development in consideration for an annual salary of $135,000 payable in equal semi-monthly instalments.

Dawson Reimer serves the Corporation as Vice President, Operations in consideration for an annual salary of $76,500 payable in equal semi-monthly instalments.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $95,000 payable in equal semi-monthly installments.

During the year ended May 31, 2004, the Corporation paid directors a total of Nil (Year ended May 31, 2003: Nil; Year ended May 31, 2002: Nil; Year ended May 31, 2001: $35,000; Nine months ended May 31, 2000: $22,500) for consulting fees.

Additionally, the Corporation provides its directors $1,500 for each quarterly board meeting they personally attend ($750 via telephone), and $750 for each quarterly executive compensation and corporate governance committee meeting or audit and finance committee meeting they attend. The Corporation does not provide any cash compensation for its directors who are also officers of the Corporation for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Corporation.

C. Board Practices

The Board of Directors presently consists of five directors. Each director, with the exception of Gerald P. McDole was re-elected at the Corporation's annual general meeting of the shareholders held on October 15, 2003. Mr. McDole was appointed subsequent to the annual general meeting in January 2004. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000, Dr. William A. Cochrane has served as a director of the Corporation since October 2000 and James Umlah was appointed to the Board on September 17, 2001.

Pursuant to Section 171 of the Canada Business Corporations Act (the Act), the Corporation is required to have an Audit Committee. As at the date hereof, the members of the Audit and Finance Committee are Dr. William Cochrane (Chair), Dr. Arnold Naimark, James Umlah and Gerald McDole. The relevant experience of each member is described above. (See ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

The Executive Compensation and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Corporation. The current members of the Committee are Dr. Arnold Naimark (Chair), Dr. William Cochrane, James Umlah and Gerald McDole none of whom is a current or former executive officer of the Corporation. The Committee meets at least once a year.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, CanAm has a staff of twenty three research scientists, technicians and staff dedicated solely to the Corporation's research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B. Compensation, no individual holds greater than 10% of shares outstanding. The following table discloses the stock options held as of August 31, 2004.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of August 31, 2004. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	30,000 100,000	$2.15 $1.63	February 22, 2005 January 5, 2009
Dr. William Cochrane	125,000 25,000	$0.75 $1.10	January 5, 2005 August 12, 2008
Dr. Arnold Naimark	100,000 50,000	$0.75 $1.10	January 5, 2005 August 12, 2008
Gerald P. McDole	100,000	$1.63	January 16, 2009
Derek G. Reimer	90,000 30,000	$0.80 $1.63	February 4, 2007 January 5, 2009
Moray Merchant	100,000 100,000	$1.65 $1.12	September 22, 2008 August 23, 2009
Dawson Reimer	20,000 20,000 30,000	$0.75 $1.10 $1.63	January 5, 2005 August 12, 2008 January 5, 2009

The Corporation has established an Incentive Stock Option Plan (the ‘‘Plan'') for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX. Each option entitles the holder thereof to purchase one (1) Common Share of the Corporation on the terms set forth in the Plan and in such purchaser's specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's Common Shares are listed for trading.

The number of Common Shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 4,700,000 of the issued and outstanding Common Shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of August 31, 2004, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a brokerage clearing house that owns 58,281,379 (87.5%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen (2)	6,015,815(1)	9.0%
	Winnipeg, Manitoba

Common shares	Leeward Hedge Fund (3),	10,893,800(1)	16.3%
	Toronto, Ontario

Notes:
(1)	Amount of shares as of August 31, 2004.
(2)
Dr. Albert Friesen holds 317,900 shares personally. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Albert D. Friesen, his wife Mrs. Leona M. Friesen, and Bert & Lee Family Trust (the trustees of which are Dr. and Mrs. Friesen). In addition to the common shares beneficially owned by Dr. Friesen, he exercises control over up to an additional 3,382,860 (5.1%) of the issued and outstanding common shares of the Corporation, through various voting agreements with certain shareholders of the Corporation.

(3)
Leeward Hedge Funds Inc. exercises control or direction over, on behalf of accounts fully managed by it, including Leeward Bull & Bear L.P., Leeward Offshore Bull & Bear Fund and Leeward Offshore Bull & Bear Fund (U.S.), an aggregate of 10,893,800 common shares of the Corporation.

As of August 31, 2004, there were 227 shareholders of record in the United States holding a total of 5,419,965 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of August 31, 2004, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 6,260,050 (or 9.4% of common shares).

To the best of the Corporation's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Corporation.

B. Related Party Transactions

Other than as set forth below, management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

On November 22, 1999 Medicure was acquired by Lariat by way of a reverse takeover as Lariat's "Major Transaction" as a Junior Capital Pool company within the meaning of the Alberta Securities Commission Rule 46-501, the Alberta Securities Commission Companion Policy 46-501CP and The Alberta Stock Exchange Circular 7. Pursuant to the terms of the Major Transaction, Lariat acquired all of the issued and outstanding shares of Medicure in exchange for 9,500,000 shares of Lariat, at a deemed price for securities regulatory purposes of $0.20 per share for aggregate consideration of $1,900,000. The Major Transaction was negotiated entirely at arm's length. As a result of the share exchange, control of Lariat passed to the former shareholders of Medicure. This type of transaction is commonly referred to as a "reverse takeover". Under reverse takeover accounting, for financial reporting purposes, the Corporation is considered to be a continuation of the operations formerly carried on by Medicure.

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly installments. Upon expiration of this agreement on September 30, 2003 a new consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2004, the Corporation paid a total of $166,667 to A.D. Friesen Enterprises Ltd. For the year ended May 31, 2003, the Corporation paid a total of $150,000 to A.D. Friesen Enterprises Ltd. For the period commencing October 1, 2001 to May 31, 2002, the Corporation paid A.D. Friesen Enterprises Ltd., $82,000 in consulting compensation.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2004, 2003 and 2002 audited by KPMG LLP, Chartered Accountants. The consolidated financial statements including related notes are accompanied by the auditors' report.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability. There are no legal proceedings to which the Corporation is a party, nor to the best of the knowledge of the Corporation's management are any legal proceedings contemplated.

Dividend Policy

The Corporation has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Corporation will determine if and when dividends should be declared and paid in the future based upon the Corporation's financial position at the relevant time. All of the Corporation's Shares are entitled to an equal share of any dividends declared and paid.

B. Significant Changes

a)	Since May 31, 2004, the date of the most recent financial statements, no significant changes have occurred.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange under the symbol "MPH" and The American Stock Exchange under the symbol "MCU". The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex(1)	Amex(1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2004	2.85	0.73	2.14	1.10
May 31, 2003	1.13	0.20	N/A	N/A
May 31, 2002	1.24	0.40	N/A	N/A
May 31, 2001	3.45	0.95	N/A	N/A
May 31, 2000	8.00	0.48	N/A	N/A

Fiscal Quarter Ended
August 31, 2004	1.87	1.10	1.38	0.85
May, 31, 2004	2.73	1.42	2.06	1.10
February 29, 2004	2.85	1.19	2.14	1.60
November 30, 2003	1.84	1.20	N/A	N/A
August 31, 2003	1.39	0.73	N/A	N/A
May 31, 2003	0.99	0.64	N/A	N/A
February 28, 2003	1.13	0.23	N/A	N/A
November 30, 2002	0.30	0.20	N/A	N/A
August 31, 2002	0.52	0.215	N/A	N/A

Month
August 2004	1.45	1.10	1.09	0.85
July 2004	1.63	1.21	1.21	0.93
June 2004	1.87	1.42	1.38	1.04
May 2004	1.92	1.42	1.42	1.10
April 2004	2.35	1.62	1.78	1.22
March 2004	2.73	1.85	2.06	1.44

Note:
(1) The Corporation commenced trading on the American Stock Exchange on February 17, 2004.

B. Markets

The Corporation's common shares were listed on The Canadian Venture Exchange under the symbol "MPH", from November 29, 1999 to March 14, 2002. The common shares and Class A common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004. On March 1, 2003 all of the issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation's Articles of Continuance. The Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

1. Objects and Purposes of the Corporation

The Memorandum of the Corporation places no restrictions upon the Corporation's objects and purposes.

2. Directors

Under applicable Canadian law, the directors and officers of the Corporation, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. The directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 4.14 of By-Law No.1 of the Corporation (the "By-Law") provides that a director shall not be disqualified by reason of his office from contracting with the Corporation or a subsidiary thereof. Subject to the provisions of the Canada Business Corporations Act (the "Act"), a director shall not by reason only of his office be accountable to the Corporation or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 120 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Corporation and shall have been approved by the directors or shareholders of the Corporation as required by section 120 of the Act.

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

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common and Class A Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and Class A Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares of a series as may be fixed in accordance with terms outlined above.

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

4. Rights of Shareholders

Under the Act, shareholders of the Corporation are entitled to examine, during its usual business hours, the Corporation's articles and by-laws, notices of directors and change of directors, any unanimous shareholder agreements, the minutes of meetings and resolutions of shareholders and the list of shareholders.

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

The Corporation is organized under the laws of Canada. The Corporation's directors, officers, and affiliates of the Corporation, as well as the experts named in this registration statement, are residents of Canada and, to the best of the Corporation's knowledge, all or a substantial portion of their assets and all of the Corporation's assets are located outside of the United States. As a result, it may be difficult for shareholders of the Corporation in the United States to effect service of process on the Corporation or these persons above within the United States, or to realize in the United States upon judgments rendered against the Corporation or such persons. Additionally, a shareholder of the Corporation should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

7. Change in Control of Corporation

No provision of the Corporation's articles of association, charter or By-Law would have the effect of delaying, deferring, or preventing a change in control of the Corporation, and operate only with respect to a merger, acquisition or corporate restructuring of the Corporation or any of its subsidiaries.

8. Ownership Threshold

The Manitoba and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Manitoba and Ontario Securities Acts also provide for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the change takes place.

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

a)	Employment Agreement dated September 22, 2003 between Moray Merchant and the Corporation.
b)
Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc.(CDRI) dated July 5, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International.

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

Under the current provisions of the Canadian Tax Act, as modified by the Proposed Amendments (see below), one-half of capital gains (‘‘taxable capital gains'') must be included in computing the income of a holder in the year of disposition. One-half of capital losses (‘‘allowable capital losses'') may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax Act.

Allowable capital losses in excess of a holder's taxable capital gains of a taxation year may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years, to the extent and under circumstances permitted under the Canadian Tax Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The primary objective of the Corporation's investment activities is to preserve principal by maximizing the income the Corporation receives from such activities without significantly increasing risk. Securities that the Corporation invests in are generally highly liquid short-term investments such as term deposits with terms to maturity of less than one year.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Corporation's chief executive officer and its chief financial officer concluded that the Corporation's disclosure controls and procedures as of a date that is within 90 days of the date of filing of this Form 20-F are effective in alerting, on a timely basis, material information relating to the Corporation that is to be publicly disclosed.

There have been no significant changes in the Corporation's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Corporation carried out its evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2004, Dr. William A. Cochrane, a non-employee director, was a member of the audit committee of the Corporation. The board of directors of the Corporation has determined that Dr. Cochrane (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the Amex Company Guide and Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

On August 23, 2004, the Corporation adopted a written Code of Business Conduct and Ethics ("Code of Ethics") that applies to the Corporation's principal executive officer, principal financial officer and to all its other employees. These standards are a guide to help ensure that all of the Corporation's employees live up to high ethical standards. A copy of the Code of Ethics is maintained on the Corporation's website at www.medicureinc.com.

The Corporation intends to disclose any amendment to or waiver from any provision in the Code of Ethics, that has occurred during the past fiscal year and that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, either in its Exchange Act annual report or on the Corporation's Internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee's charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, KPMG LLP, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees	2004	2003
	$31,545	$23,155

(b) Audit-related fees	2004	2003
	$ -	$ -

(c)     Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d) All other fees	2004	2003
	$1,000	$ -

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

Consolidated Financial Statements of

MEDICURE INC.
(A Development Stage Enterprise)

Years ended May 31, 2004, 2003 and 2002

AUDITORS' REPORT

To the Directors of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. (a Development Stage Enterprise) as at May 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2004 and for the cumulative period from inception on September 15, 1997 to May 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The cumulative statements of operations and deficit and cash flows for the period from September 15, 1997 to May 31, 2004 include amounts for the period from September 15, 1997 to August 31, 1999, which were audited by another auditor whose report has been furnished to us, and our opinion on the cumulative amounts, insofar as it relates to amounts included for the period from September 15, 1997 to August 31, 1999, is based solely on the report of the other auditor.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, based on our audit, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2004 and for the cumulative period from inception on September 15, 1997 to May 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 9 to the consolidated financial statements.

Chartered Accountants
Winnipeg, Canada
July 22, 2004

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2(f) to the consolidated financial statements. Our report to the directors dated July 22, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Winnipeg, Canada
July 22, 2004

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	May 31,	May 31,
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$19,954,386	$4,130,456
Accounts receivable	278,097	79,544
Research advance (note 6)	200,000	200,000
Prepaid expenses	910,337	55,048
	21,342,820	4,465,048

Property and equipment (note 3)	66,202	67,497

Patent costs, net of accumulated amortization of
$71,981 (2003 - $54,002)	976,690	763,464

	$22,385,712	$5,296,009

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$817,575	$353,908

Shareholders' equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,646,660 common voting shares
(2003 - 38,509,864)	39,731,296	17,502,222
Contributed surplus [note 4(c)]	491,423	105,375
Deficit accumulated during the development stage	(18,654,582)	(12,665,496)
	21,568,137	4,942,101

Nature of operations (note 1)
Commitments (note 6)
	$22,385,712	$5,296,009

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2004	2003	2002	May 31, 2004

Revenue:
Interest and other income	$445,461	$241,281	$183,912	$1,088,020

Expenses:
General and administrative	2,114,875	1,284,225	949,569	5,752,472
Research and
development (note 6)	4,278,667	3,117,619	3,103,707	14,277,551
Research and development -
government assistance	–	–	(54,782)	(261,741)
Research and development -
investment tax credit	–	–	–	(188,312)
Amortization	41,005	33,125	60,505	162,632
	6,434,547	4,434,969	4,058,999	19,742,602

Loss for the period	(5,989,086)	(4,193,688)	(3,875,087)	(18,654,582)

Deficit accumulated during the
development stage,
beginning of period	(12,665,496)	(8,471,808)	(4,596,721)	–

Deficit accumulated during
the development stage,
end of period	$(18,654,582)	$(12,665,496)	$(8,471,808)	$(18,654,582)

Basic and diluted loss per
share	$(0.11)	$(0.11)	$(0.14)

Weighted average number of common shares
used in computing basic and diluted loss per share	55,738,716	37,118,889	27,900,412

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2004	2003	2002	May 31, 2004

Cash provided by (used in):

Operating activities:
Loss for the period	$(5,989,086)	$(4,193,688)	$(3,875,087)	$(18,654,582)
Adjustments for:
Amortization of property and
equipment	23,026	22,270	17,358	90,651
Amortization of patent costs	17,979	10,855	43,147	71,981
Stock-based compensation	386,048	105,375	–	491,423
Change in the following:
Accounts receivable	(198,553)	72,881	(82,886)	(253,451)
Prepaid expenses	(855,289)	34,827	(89,875)	(910,337)
Research advance	–	–	–	(200,000)
Investment tax credit receivable	–	–	–	35,770
Accounts payable and
accrued liabilities	463,667	(35,755)	(180,414)	793,266
	(6,152,208)	(3,983,235)	(4,167,757)	(18,535,279)

Investing activities:
Acquisition of property and equipment (21,731)		(5,196)	(37,988)	(156,853)
Cash of acquired business at
acquisition	–	–	–	727,005
Patent costs	(231,205)	(265,417)	(238,961)	(1,028,063)
	(252,936)	(270,613)	(276,949)	(457,911)
Financing activities:
Issuance of common shares,
net of share issue costs	22,229,074	43,286	9,010,252	38,248,912
Change in due to related parties	–	–	–	698,664
	22,229,074	43,286	9,010,252	38,947,576

Increase (decrease) in cash and cash
equivalents	15,823,930	(4,210,562)	4,565,546	19,954,386

Cash and cash equivalents, beginning
of period	4,130,456	8,341,018	3,775,472	–

Cash and cash equivalents, end of
period	$19,954,386	$4,130,456	$8,341,018	$19,954,386

Non-cash transactions:
Interest paid during the period	$–	$–	$–	$10,306
Value assigned to shares issued
as consideration for acquisition
of Medicure, net of cash acquired
of $727,005	–	–	–	755,379

See accompanying notes to consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

1.	Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2004, the company has expended approximately $13,827,000, net of government assistance and investment tax credits, which aggregate approximately $450,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 9 to the consolidated financial statements.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

	(c)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)	Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight- line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company's patents is expensed as incurred.

(e)	Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and patent costs, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, effective for fiscal 2004, prescribes revised and more rigorous principles for the recognition, measurement and disclosure of any impairment of long- lived assets. Management has reviewed the carrying value of the long-lived assets using this amended guidance and determined no impairment currently exists.

(f)	Stock-based compensation:

The company has a stock option plan [note 4(c)] for its directors, management, consultants and employees. During fiscal 2004, the company adopted the new recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for awards granted under its stock option plan to directors, management and employees, effective June 1, 2003. The company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

This standard and the amendments require that the fair value method of accounting for stock- based compensation is used to account for all awards of stock or stock options and compensation cost is recognized over the vesting period of the options. The fair value of direct awards is determined based on the quoted market price of the company's common shares and the fair value of stock options and other stock-based payments is determined using the Black- Scholes option pricing model. For stock options granted to June 1, 2003, no compensation expense was recognized for the stock option plan when stock or stock options were issued to employees, management and directors. There were no stock options issued to employees, management and directors during fiscal 2003. As permitted, the company has applied this change prospectively, accordingly, results from prior years have not been restated.

For the year ended May 31, 2004, the adoption of this new recommendation resulted in an increase in the loss for the year of $181,603 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to employees, from that which would have been otherwise recognized.

	(g)	Government assistance and investment tax credits:

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

Investment tax credits are only available on research and development expenditures incurred directly by the company.

	(h)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

	(i)	Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

	(j)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Certain of the company's outstanding escrowed shares were considered to be contingently issuable and had been excluded from the denominator used in the calculation of earnings (loss) per share. During fiscal 2003, the company had met the required performance conditions on the remaining 1,825,532 escrowed shares which had been included in the calculation of earnings (loss) per share from the date the performance conditions were met.

	(k)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(l) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Property and equipment:

		Accumulated	Net book
May 31, 2004	Cost	amortization	value

Computer equipment	$60,924	$40,045	$20,879
Office equipment	13,415	4,664	8,751
Scientific equipment	63,822	39,092	24,730
Leasehold improvements	18,693	6,851	11,842
	$156,854	$90,652	$66,202

		Accumulated	Net book
May 31, 2003	Cost	amortization	value

Computer equipment	$45,767	$27,465	$18,302
Office equipment	9,817	3,265	6,552
Scientific equipment	63,822	33,375	30,447
Leasehold improvements	15,718	3,522	12,196
	$135,124	$67,627	$67,497

4.	Capital stock:

	(a)	Authorized:

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

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

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2001	21,717,641	$7,069,057
Private placement for cash on June 14, 2001, at
$1.00 per share	200,000	200,000
Exercise of options for cash	8,333	6,250
Shares returned to treasury	(221,725)	–
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $1,195,998	15,384,615	8,804,002
Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627
Balance at May 31, 2003	38,509,864	17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	39,731,296

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

4.	Capital stock (continued):

	(c)	Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years.

A summary of the company's stock option plan is as follows:

	2004		2003
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	2,137,033	$0.85	1,973,033	$1.05
Granted	935,000	1.44	505,000	0.74
Exercised	(675,000)	0.74	(126,000)	0.20
Cancelled or expired	(90,000)	1.18	(215,000)	2.33
Balance, end of year	2,307,033	$1.11	2,137,033	$0.85

Options exercisable, end of year		1,327,032	1,690,700

Options outstanding at May 31, 2004 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.65 - 1.65	2,097,033	2.7 years	$1.01	1,117,032
1.96 - 2.45	210,000	2.7 years	2.10	210,000

	2,307,033	2.7 years	$1.11	1,327,032

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

4.	Capital stock (continued):

The compensation expense related to stock options granted under the stock option plan during fiscal 2004 aggregated $386,048 (2003 - $105,375). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003

Expected option life	5 years	5 years
Risk-free interest rate	3.89%	4.81%
Dividend yield	–	–
Expected volatility	77.30%	81.18%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d)	Warrants:

		Exercise		Granted		Granted
Issuee	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2002	(Cancelled)*	2003	(Cancelled)*	2004

18,461,537 warrants	18,461,537	$0.65 - 0.81	18,461,537	(15,000)	18,446,537	(18,336,733)	–
(December 20, 2003)						(109,804)*

Private placements:
1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	(1,360,000)*	–	–	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	120,000	(120,000)*	–	–	–

629,834 units
(June 26, 2005)	629,834	1.00	–	–	–	629,834	502,403
						(127,431)

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

4.	Capital stock (continued):

(e) Escrowed shares:

As at May 31, 2004, the company's transfer agent held 5,670,236 (2003 - 7,606,404) common shares pursuant to a performance escrow agreement, on which the company has met all required performance conditions. Subsequent to May 31, 2004, the transfer agent released an additional 1,659,790 common shares pursuant to the performance escrow agreement.

5.	Income taxes:

Significant components of the company's future tax assets and liabilities are as follows:

	2004	2003

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$197,000	$226,000
Investment tax credits	76,000	76,000
Share issue costs	394,000	370,000
Operating losses carried forward	2,240,000	1,773,000
Other	93,000	102,000
	3,000,000	2,547,000

Less valuation allowance	(3,000,000)	(2,547,000)

	$–	$–

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

5.	Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2004	2003	2002

Loss for the year:
Canadian	$1,633,921	$991,657	$805,270
Foreign	4,355,165	3,202,031	3,069,817
	$5,989,086	$4,193,688	$3,875,087

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2004	2003	2002

Canadian federal and provincial income taxes
recovery at 37.1% (2003 - 42.6%; 2002 -
44.1%)	$2,223,000	$1,787,000	$1,708,000
Foreign tax rate differential	(1,508,000)	(1,285,000)	(1,276,000)
Permanent differences	(150,000)	(47,000)	–
Change in statutory rates	(284,000)	(40,000)	(27,000)
Valuation allowance	(281,000)	(415,000)	(405,000)
	$–	$–	$–

At May 31, 2004, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $5,158,000 and $13,022,000 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2013.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

6.	Commitments and contingency:

(a)
Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. Medicure International Inc. may terminate these agreements at any time provided thirty (30) days notice is provided. During the year ended May 31, 2004, the company incurred an aggregate of $3,953,118 (2003 - $3,058,946) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2004 total $12,397,619. As at May 31, 2004, the company is committed to fund a further $7,826,587 of research and development expenditures under these agreements. Subsequent to May 31, 2004, Medicure International Inc. entered into a similar development agreement with another third party up to a maximum of direct research and development expenditures of $5,000,000.

As at May 31, 2004, the company has provided a research advance of $200,000 (2003 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

The company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2005	$23,507
2006	23,507
2007	17,630
$64,644

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

6.	Commitments and contingency (continued):

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

7.	Related party transactions:

During the year ended May 31, 2004, the company paid companies controlled by a director, a total of $228,794 (2003 - $193,485; 2002 - $215,000) for office rent and supplies and consulting fees.

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

The company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Patents:

Under Canadian GAAP, the patent costs which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the patent costs would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2004, 2003 and 2002, research and development expense would have increased by $231,205, $265,417 and $238,961, respectively. The company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back is $17,979 for the year ended May 31, 2004 (2003 - $10,855; 2002 - $43,147).

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2004, 2003 and 2002. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2004, 2003 and 2002 is $5,715, $7,037 and $9,664, respectively.

	(c)	Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2004, 2003 and 2002 of approximately $25,588, $129,900 and $257,000, respectively.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):

	(d)	Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company's common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2004, 2003 and 2002 of nil, $684,500 and nil, respectively.

	(e)	Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of SFAS No. 150 did not and is not expected to have a material effect on the company's consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as "Special- Purpose Entities"). The interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):

In November 2002, the EITF reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 46 and EITF 00-21 has not impacted the company's consolidated financial statements.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2004	2003	2002	to May 31, 2004

Loss for the period, Canadian
GAAP	$(5,989,086)	$(4,193,688)	$(3,875,087)	$(18,654,582)
Adjustments for the following:
Stock-based compensation (c)	(25,588)	(129,900)	(257,000)	(1,195,488)
Patent costs (a)	(231,205)	(265,417)	(238,961)	(1,028,123)
Amortization of patent costs (a)	17,979	10,855	43,147	71,981
Scientific equipment (b)	–	–	–	(63,822)
Amortization of scientific
equipment (b)	5,715	7,037	8,664	39,090
Escrowed common share
compensation (d)	–	(684,500)	–	(15,061,500)
Loss for the period, U.S. GAAP	$(6,222,185)	$(5,255,613)	$(4,319,237)	$(35,892,444)

Basic and diluted loss per share,
U.S. GAAP	$(0.11)	$(0.14)	$(0.15)

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2004, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):

The impact of significant variations to U.S. GAAP on the consolidated statements of cash flows are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2004	2003	2002	to May 31, 2004

Operating activities	$(6,383,413)	$(4,248,652)	$(4,406,718)	$(19,627,224)
Investing activities	(21,731)	(5,196)	37,988	634,034

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	2004	2003

Capital assets	$41,472	$37,050
Capital stock and contributed surplus	56,459,161	33,818,449
Deficit accumulated during the development stage	(35,892,444)	(29,670,259)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and Bylaws:

Medicure's Articles of Incorporation dated September 15, 1997 [1]

	(a)	Lariat's Articles of Incorporation dated June 3, 1997 [1]
	(b)	Medicure's Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]
	(c)	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]
	(d)	Medicure's Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]
	(e)	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3].

4.	Material Contracts and Agreements:

	a)	Escrow Agreement dated February 12, 1999 among the Corporation, Montreal Trust Company of Canada, and certain shareholders of the Corporation [1];

	b)	Performance Based Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	c)	Timed Release Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	d)	Edstrom Escrow Agreement, dated as of November 5, 1999 among the Corporation, Montreal Trust Company of Canada and Dr. Daryle Edstrom [1];

e)
Business and Administration Services Agreement between the Corporation and Genesys Venture Inc. dated as of October 1, 2001, wherein Genesys Venture Inc. agreed to provide the Corporation with certain business services [1];

f)
License Agreement between Medicure and the University of Manitoba dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the "U of M Licensing Agreement") [1];

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

k)
Three option agreements between the Corporation and George Washington University ("GWU") dated October 25, 2000, wherein GWU grants to the Corporation the option to evaluate three patented therapeutics for their potential in treatment of cardiovascular and other diseases and the option to thereafter obtain the worldwide right to and license the three products (the "GWU Option Agreements"). Under terms specified in the agreements, the Corporation could acquire exclusive worldwide commercial development rights to the technologies in exchange for sales royalties and other payments based on the successful commercialization of resulting products [1];

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

	n)	Stock Option Plan approved February 4, 2002 [3];

	o)	Employment Agreement with Derek G. Reimer dated February 4, 2002 [3];

	p)	Employment Agreement with Moray Merchant dated September 22, 2003 [3];

	q)	Investor Relations Contract dated December 15, 2002 between Noble House Capital Corp. and the Corporation whereby investor relations services will be provided [3];

	r)	Amendment dated April 28, 2003 to the Investor Relations contract between Boxe Studio Int'l and the Corporation [3];

	s)	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [3];

t)
Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen **.

	u)	Employment Agreement with Dawson Reimer dated October 1, 2001 **;

11.	Code of Ethics**.

.	12.	a)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**.

		b)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**.

	13.	a)	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

14.
Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc.(CDRI) dated July 5, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International **;

	[1]	Herein incorporated by reference as previously included in the Corporation's Form 20-F registration statement filed on January 30, 2001.

	[2]	Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on December 31, 2002.

	[3]	Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on October 20, 2003.

	**	Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2004

ON BEHALF OF THE CORPORATION, MEDICURE INC.

per:

Albert D. Friesen, Ph.D. Chairman, President & CEO