Form 20-F
period 2005-05-31
MEDICURE INC
filed 2005-08-24
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

  ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2005
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

At May 31, 2005 the registrant had 66,826,660 common shares issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   ✓   No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17   ✓   Item 18 ☐

As of May 31, 2005, the rate for Canadian dollars was US $0.7967 for Cdn $1.00.

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

"pharmacokinetics" means the uptake, biotransformation, distribution, metabolism and elimination of a drug(s) by the body, including both total amounts and tissue and organ concentrations;

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

Additional information about the Corporation may be found at www.sedar.com.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2005 and 2004 and for the fiscal years ended May 31, 2005, and 2004 and 2003 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The attached financial data as at May 31, 2003, 2002 and 2001 and the fiscal years ended May 31, 2002 and 2001 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 9 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.” Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into fiscal 2007.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet	May 31,	May 31,	May 31,	May 31,	May 31,
Data	2005	2004	2003	2002	2001
(as at period	$	$	$	$	$
end)
Current Assets	8,658,888	21,342,820	4,465,048	8,783,318	4,045,011
Capital Assets	81,002	66,202	67,497	84,571	63,941
Patent Costs	1,332,969	976,690	763,464	508,902	313,088
Total Assets	10,072,859	22,385,712	5,296,009	9,376,791	4,422,040
Total Liabilities	2,732,754	817,575	353,908	389,663	570,077
Net Assets	7,340,105	21,568,137	4,942,101	8,987,128	3,851,963
Capital Stock and	40,860,597	40,222,719	17,607,597	17,458,936	8,448,684
Contributed
Surplus
Deficit
Accumulated
During the
Development Stage	(33,520,492)	(18,654,582)	(12,665,496)	(8,471,808)	(4,596,721)
Statement of
Operations
(for the fiscal year
ended on)
Gross Revenue	459,197	445,461	241,281	183,912	135,868
Loss from
Continuing
Operations	(14,865,910)	(5,989,086)	(4,193,688)	(3,875,087)	(3,232,010)
Net Loss for the	(14,865,910)	(5,989,086)	(4,193,688)	(3,875,087)	(3,232,010)
Period
Basic and Diluted	(0.22)	(0.11)	(0.11)	(0.14)	(0.20)
Loss per Share
Weighted-Average
Number of
Common Shares	66,717,715	55,738,716	37,118,889	27,900,412	15,928,521
Outstanding				(1)	(1)

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2005	2004	2003	2002	2001
(as at Period end)		$	$	$	$
Current Assets	8,658,888	21,342,820	4,465,048	8,783,318	4,045,011
Capital Assets	60,859	41,472	37,050	47,087	17,793
Patent Costs	-	-	-	-	-
Total Assets	8,719,747	21,384,292	4,502,098	8,830,405	4,062,804
Total Liabilities	2,732,754	817,575	353,908	389,663	570,077
Net Assets	5,986,993	20,566,717	4,148,190	8,440,742	3,492,727

Capital Stock and	57,105,431	56,459,161	33,818,449	32,855,388	23,588,136
Contributed Surplus
Deficit Accumulated
During the
Development Stage	(51,118,438)	(35,892,444)	(29,670,259)	(24,414,646)	(20,095,409)
Statement of
Operations
Gross Revenue	459,197	445,461	241,281	183,912	135,868
Loss from Continuing
Operations	(15,225,994)	(6,222,185)	(5,255,613)	(4,319,237)	(10,209,725)
Net Loss for the	(15,225,994)	(6,222,185)	(5,255,613)	(4,319,237)	(10,209,725)
Period
Basic and Diluted	(0.23)	(0.11)	(0.14)	(0.15)	(0.64)
Loss per Share
Weighted-Average
Number of
Common Shares	66,717,715	55,738,716	37,118,889	27,900,412	15,928,521
Outstanding				(1)	(1)

Note 1: Includes 1,280,000 Class A common shares outstanding. On March 1, 2003 all of the issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation’s Articles of Continuance. Prior to the conversion, the Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

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

The selected financial data for the fiscal years ended May 31, 2005, 2004, 2003, 2002 and 2001 includes the operations of Medicure International Inc. (“Medicure International”) commencing June 1, 2000. The selected financial data for the year ended May 31, 2001 includes the operations of Medicure commencing September 1, 1999 combined with the activities of Lariat beginning on November 22, 1999, the effective date of the reverse takeover.

Dividends

No cash dividends have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation's cash resources and needs and it is anticipated that all available cash will be required to further the Corporation’s research and development activities for the foreseeable future.

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

		May 31, 2005	May 31, 2004	May 31, 2003	May 31, 2002	May 31, 2001

Period End		0.7967	0.7335	0.7307	0.6545	0.6470
Average		0.7978	0.7453	0.6569	0.6380	0.6600

	June	May	April	March	February	January
	2005	2005	2005	2005	2005	2005

High for Month(1)	0.8173	0.8086	0.8288	0.8349	0.8169	0.8370
Low for Month(1)	0.7943	0.7863	0.7925	0.8004	0.7947	0.8019
Notes:
(1) Figures are extracted from daily exchange rates

As of June 30, 2005, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.8160.

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

The Corporation has incurred net losses every year since inception in 1997 and as of May 31, 2005, had an accumulated deficit of $33,520,492. The Corporation incurred net losses of $14,865,910 for the year ended May 31, 2005, $5,989,086 for the year ended May 31, 2004, $4,193,688 for the year ended May 31, 2003, $3,875,087 for the year ended May 31, 2002 and $3,232,010 for the year ended May 31, 2001.

The Corporation anticipates that its losses will not only continue for the foreseeable future but will increase significantly principally from expenditures relating to its research and development efforts and clinical trials. The long-term profitability of the Corporation’s operations is uncertain, and may never occur, and will be directly related to the success of its research and development activities which depend on numerous factors, including the following:

a)	the success of the Corporation’s clinical development programs;
b)	obtaining Canadian and United States regulatory approvals to market MC-1 and MC-4232, the Corporation’s lead products;
c)	the ability to manufacture the Corporation’s products according to schedule and within budget, given that it has no experience in large scale manufacturing; and
d)	the ability to successfully market the Corporation’s products, given that it has no experience in marketing;

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

The Corporation would not obtain approval from the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch (TPD) or the United States Food and Drug Administration (FDA) to market its lead product, MC-1 or its second clinical candidate MC-4232 if it failed to successfully complete its Phase II or Phase III clinical studies. Regulatory approvals may also be subject to conditions that could limit the market for MC-1 or MC-4232 or make it more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked for a variety of reasons at any time, including the Corporation’s failure to comply with regulatory requirements or poor performance of MC-1 or MC-4232 in terms of safety and effectiveness.

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

THE CORPORATION MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL AND MANAGEMENT PERSONNEL IT REQUIRES.

The Corporation is under contract with CanAm Bioresearch Inc. (“CanAm”) for a significant amount of its research and development activities. Because of the specialized scientific nature of the Corporation’s business, the loss of services of CanAm may require the Corporation to attract and retain qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Corporation may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

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

Technological competition in the pharmaceutical industry is intense. The Corporation competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical research and development resources and production and marketing capabilities than the Corporation. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Corporation’s products or technologies or the commitment of the Corporation’s research collaborators to its programs or even render the Corporation’s products obsolete.

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

THE CORPORATION DOES NOT HAVE MANUFACTURING OR MARKETING EXPERIENCE AND MAY NEVER BE ABLE TO SUCCESSFULLY MANUFACTURE OR MARKET ITS PRODUCTS.

The Corporation has no experience in large-scale manufacturing and in marketing its products and may never be able to successfully manufacture and market its products. If the TPD or FDA approves MC-1, MC-4232 or any future products, the Corporation intends to rely on third parties to manufacture or market its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside the Corporation’s control. Failure of or delay by a manufacturer of the Corporation's products to comply with Good Manufacturing Practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the future prospects of the Corporation. Also, providers, payers or patients may not accept the Corporation's products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to three years or longer before the Corporation's initial products may be sold commercially. Other competitors may be in a position to bring competing products to market within a shorter time frame.

THE CORPORATION HAS LIMITED PRODUCT LIABILITY INSURANCE AND MAY NOT BE ABLE TO OBTAIN ADEQUATE PRODUCT LIABILITY INSURANCE IN THE FUTURE.

The sale and use of products under development by the Corporation, and the conduct of clinical studies involving human subjects, may entail product and professional liability risks, which are inherent in the testing, production, marketing and sale of new drugs to humans. While the Corporation has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that the Corporation will avoid significant liability exposure. Although the Corporation currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or recall a product may have a material adverse effect on the business, financial condition and future prospects of the Corporation. In addition, even if a product liability claim is not successful, adverse publicity and time and expense of defending such a claim may significantly interfere with the Corporation’s business.

IF THE CORPORATION IS UNABLE TO SUCCESSFULLY PROTECT ITS PROPRIETARY RIGHTS, THE CORPORATION’S COMPETITIVE POSITION WILL BE ADVERSELY AFFECTED.

The success of the Corporation will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Corporation owns or jointly owns 15 United States patents and has received a Notice of Allowance for two other patents from the United States Patent Office. The Corporation has an additional 15 pending United States patent applications. The Corporation’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

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

Disclosure and use of the Corporation's proprietary rights in unpatented trade secrets not otherwise protected by patents are generally controlled by written agreements. However, such agreements will not provide the Corporation with adequate protection if they are not honoured, others independently develop equivalent technology, disputes arise concerning the ownership of intellectual property or the Corporation's trade secrets are disclosed improperly. To the extent that consultants or other research collaborators use intellectual property owned by others in their work with the Corporation, disputes may also arise as to the rights to related or resulting know-how or inventions.

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

THE CORPORATION WILL NEED TO RAISE ADDITIONAL CAPITAL THROUGH THE SALE OF ITS SECURITIES, RESULTING IN DILUTION TO THE EXISTING SHAREHOLDERS, AND WHICH MAY NOT BE AVAILABLE, ADVERSELY AFFECTING ITS OPERATIONS.

The Corporation has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into fiscal 2007.

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

The Corporation’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. If the Corporation’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products.

FUTURE ISSUANCE OF THE CORPORATION’S COMMON SHARES WILL RESULT IN DILUTION TO THE EXISTING SHAREHOLDERS. ADDITIONALLY, FUTURE SALES OF THE CORPORATION’S COMMON SHARES INTO THE PUBLIC MARKET MAY LOWER THE MARKET PRICE WHICH MAY RESULT IN LOSSES TO THE CORPORATION’S SHAREHOLDERS.

As of May 31, 2005, the Corporation had 66,826,660 common shares issued and outstanding. A further 2,372,333 common shares are issuable upon exercise of outstanding stock options and another 502,403 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation’s shareholders. The Corporation’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 4,700,000 of the common shares issued and outstanding as of May 31, 2005. Under the plan the Corporation is able to grant an additional 1,346,667 share options as at May 31, 2005. These common shares, including the common shares to be issued upon exercise of the outstanding options and warrants, are freely tradable.

Sales of substantial amounts of the Corporation’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

THE CORPORATION’S COMMON SHARES MAY EXPERIENCE EXTREME PRICE AND VOLUME VOLATILITY WHICH MAY RESULT IN LOSSES TO THE SHAREHOLDERS OF THE CORPORATION.

On May 31, 2005, the Corporation’s common shares closed at a price of $1.03 (US$0.82 on the Amex). For the period from June 1, 2004 to May 31, 2005, the high and low trading prices of the Corporation’s common shares on the TSX were $1.87 and $0.65, respectively, with a total trading volume of 56,599,000 shares. For the period from June 1, 2004 to May 31, 2005, the high and low trading prices of the Corporation’s common shares on the Amex were US$1.37 and US$0.57, respectively, with a total trading volume of 5,996,400.

Daily trading volume on the TSX in the Corporation’s common stock for the period from June 1, 2004 to May 31, 2005 has fluctuated, with a high of 5,660,300 shares and a low of 2,400 shares, averaging approximately 224,599 shares. Daily trading volume on the Amex in the Corporation’s common stock for the period from June 1, 2004 to May 31, 2005 has fluctuated with a high of 560,100 and a low of nil, averaging approximately 23,795. Accordingly, the trading price of the Corporation’s common stock may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for the Corporation’s products, competition by new products or new innovations, fluctuations in the operating results of the Corporation, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.

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

On June 1, 2000 the Corporation licensed the world-wide development and marketing rights (except for Canada) for MC-1, the Corporation’s lead product, to the Corporation’s wholly owned subsidiary, Medicure International. Medicure International then entered into a Development Agreement with CanAm to perform research and development on MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the Development Agreement agreed that the aggregate amount of all invoiced expenditures shall not exceed $20,000,000 over the term of the agreement. CanAm is a private Canadian company owned by Marcus Enns, a former employee of the Corporation and Peter de Visser, a former director of the Corporation. Peter de Visser resigned as a director of the Corporation in December 2001.

Since its amalgamation, the Corporation, directly and through certain research contracts, has been engaged in the research and development of human therapeutic drugs for cardiovascular disease. In certain instances, therapeutics developed by the Corporation may also provide benefit for other diseases. The Corporation’s lead product, MC-1, is based upon scientific discoveries led by Dr. Naranjan S. Dhalla of The Institute of Cardiovascular Sciences and the Department of Physiology, of the Faculty of Medicine, the University of Manitoba in Winnipeg, Manitoba, Canada. The Corporation’s focus is on the clinical development and commercialization of MC-1 for treatment of cardiovascular disease and on the discovery and development of other cardiovascular therapeutics. There are currently 25 full time scientific researchers and support staff who are retained as consultants or employees by CanAm and who are performing the Corporation’s scientific research pursuant to the Development Agreement.

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

MC-1 is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as angioplasty and heart surgery. The Corporation's lead product, MC-1, is a purinergic receptor antagonist that has a broad range of potential applications from treatment of acute cardiovascular events (such as Acute Coronary Syndrome, Coronary Artery Bypass Graft surgery, heart attacks and stroke), to chronic conditions (such as hypertension and metabolic syndrome).

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

Montréal Heart Institute, in collaboration with Duke Clinical Research Institute (DCRI) in Durham, North Carolina, will undertake the North American, multi-centre, double-blind study at approximately 40 clinical sites. The Corporation enrolled 900 patients undergoing CABG procedure in the Phase II portion of the dose response study, which is being carried out under the direction of Dr. Jean-Claude Tardif, MD,

FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre. CABG is a medical procedure that reroutes blood around clogged arteries to improve the blood and oxygen supply to the heart. Surgeons take a blood vessel from another part of the body (i.e. leg) and make a detour around the blocked part of the coronary artery. Over 500,000 CABG procedures are performed on an annual basis in the US. Approximately 8-12% of such grafts are less than optimal, leading to a 10% mortality rate for CABGs that are re-performed. The CABG procedure is also associated with ischemic repurfusion injury and clinical events subsequent to the procedure. The objective of the MEND-CABG trial is to demonstrate that treatment with MC-1 reduces the ischemic reperfusion injury and associated clinical events. Enrollment in the MEND-CABG study was completed in July 2005 and results are expected in the fall of 2005.

In June 2003, the Corporation announced it was initiating the development of a second clinical candidate, MC-4232, for use in treatment of patients with co-existing diabetes and hypertension. MC-4232 is a combination of MC-1, and an existing FDA approved angiotensin converting enzyme (ACE) inhibitor. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects and reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control.

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

In August 2004, the Corporation announced the enrollment of patients in a larger Phase II trial to evaluate the effects of MC-4232 in the treatment of diabetic patients with hypertension. The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of the expanded clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing 120 patients with co-existing diabetes and hypertension. MC-1 at total doses of 100, 300 or 1000 mg or placebo will be given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess the effect on a variety of important parameters in this patient population including blood pressure and metabolic functions. The MATCHED study reached full enrollment in March 2005 and results are expected in late summer 2005.

In parallel to the development of MC-1 and MC-4232, the Corporation has a drug discovery program the objective of which is to discover and in-license new drug candidates for advancement into clinical development and commercialization for unmet cardiovascular market needs. One element of the program involves the synthesis and evaluation of compounds that are structurally related to MC-1. The Corporation has already produced several groups of candidate compounds using this approach and plans to build a pipeline of additional preclinical products over the next several years. Certain of the Corporation’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are currently being studied further to evaluate their commercial potential. Some patents have been issued for these compounds and additional patent applications have been, and are expected to be filed for all novel candidate compounds, to the extent commercially and reasonably possible, protecting their composition of matter and use in a treatment of targeted cardiovascular and related diseases.

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

Potential Products in Development Stage

As previously stated, one of the Corporation’s primary focuses is the clinical development and commercialization of its lead products, MC-1 and MC-4232.

The Corporation's lead product, MC-1, is a small molecule therapeutic that has a broad range of potential applications from treatment of acute cardiovascular events (such as ACS, CABG and heart attacks), to chronic conditions (such as hypertension and metabolic syndrome). MC-1 is a cardioprotective drug that in both preclinical and clinical studies has shown potential for treating various forms of CV diseases and stroke. MC-1 stands to be a major first-to-market product in a new class of drug.

Additional preclinical studies with MC-1 also suggest its potential value in treatment of stroke. During 2002, preclinical studies were carried out under the direction of Dr. Ashfaq Shuaib, Director of the Division of Neurology at the WC Mackenzie Health Sciences Centre of the University of Alberta. MC-1 reduced infarct size (damaged region) in the brain and preserved neurological function in an animal model. Preliminary studies also indicate that beneficial effects may even be obtained with treatment several hours after the onset of ischemia. A combination of MC-1 and TPA was also shown to be an effective treatment. There was no indication that MC-1 alone increased the incidence of hemorrhage, suggesting it would be a safe treatment for stroke patients. Medicure plans further research on stroke, hypertension and other potential uses.

Medicure's first combination product is MC-4232, a drug that combines the cardio-protective benefit of MC-1 with an ACE Inhibitor, for the treatment of diabetic patients with hypertension and related cardiovascular problems. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects, reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control and reduction in triglyceride levels.

In fiscal 2005, the Corporation initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

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

According to the American Heart Association, cardiovascular disease is the most prevalent serious disease in the United States, affecting approximately 58.8 million people.1 According to the American Heart Association, one in five Americans have some form of cardiovascular disease. In 1996, cardiovascular disease was a primary contributing cause of mortality on 60% of death certificates in the United States. The rates in Canada are similar, with the subset of ischemic heart disease accounting for the greatest percentage of deaths at 21%.2

The Corporation is focusing its initial drug discovery and development efforts on meeting unmet needs in the cardiovascular and stroke market. The Corporation is advancing its lead product, MC-1, through clinical testing with the intention of commercializing it for treatment of (1) ischemic reperfusion injury (associated with common procedures such as angioplasty and coronary bypass surgery and stroke); and (2) myocardial ischemia, including heart attacks, angina and other related disorders.

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

The Corporation currently has 15 issued patents. United States Patent No. 6,051,587, United States Patent No. 6,043,259, United States Patent No. 6,339,085, United States Patent No. 6,417,204, United States Patent No. 6,489,345, United States Patent No. 6,548,519, United States Patent No. 6,586,414, United States Patent No. 6,605,612, United States Patent No. 6,677,356, United States Patent No. 6,667,315, United States Patent No. 6,780,997, United States Patent No. 6,861,439, United States Patent No. 6,867,215, United States Patent No. 6,890,943 and United States Patent No. 6,897,228.

Competitors’ Current Products

There are numerous products on the market for treatment of cardiovascular disorders, most of which are marketed by large pharmaceutical companies.

It is recognized that cardiovascular treatments have been of great benefit in reducing mortality and morbidity from a range of conditions. The existing cardiovascular drugs can be categorized into several main drug classes, as distinguished by their mechanism of action. Some of the primary drug classes include: ACE Inhibitors (2003 US sales estimated at US$2.8 billion), Angiotensin II Inhibitors (2003 US sales estimated US$2.1 billion), oral anti-platelets (2003 US sales estimated US$6.3 billion), Beta-Blockers (2003 US sales estimated at US$1.6 billion), and Calcium Channel Blockers (2003 US sales estimated at US$4.4 billion), each class has particular benefits as well as an array of alternative products.3 Cross-use of drugs between different types of cardiovascular disease categories makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).4

Despite the development of various effective products, pharmaceutical companies carefully monitor developments in the field and continually attempt to bring in new major products. This is in part driven by the rise of generic products that substantially reduce profit margins for products as they come off

___________________________________________
1 American Heart Association, 1999 Heart and Stroke Statistical Update.

2 Health Canada, Heart Disease and Stroke in Canada, 1997, Chapter 2.1.

3 Sales estimates provided by IMS Health Data, 2003.

4 Supra, note 9.

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

Competitors’ Products in Development

As there remains unmet needs for treatment of certain forms of cardiovascular disease and stroke, management of the Corporation believes there is room for an increased number of novel research products.

The Pharmaceutical Researchers and Manufacturers of America have identified 146 separate products in development for heart disease and stroke in their 2005 Survey: Medicines in Development for Heart Disease and Stroke. A large proportion of products in development are modifications of existing therapeutic classes.

The Corporation’s clinical trials for MC-1 focus on ischemia and ischemic reperfusion injury for cardiovascular diseases and will also focus on stroke. The following tables provide an overview of competitors’ products in development pertaining to Percutaneous Coronary Intervention (PCI) or angioplasty, CABG, Acute Coronary Syndrome (ACS) and stroke:

PCI: Competitors in Development7

Product Name	Sponsor	Development Status
Angiomax ® / bivalirudin	The Medicines Company	Application submitted
Cangrelor	The Medicines Company	Phase II
DX9065a	Daiichi Pharmaceutical	Phase II
ReoPro ® / abciximab	Centocor / Eli Lilly	Phase III
Pexelizumab	Alexion Pharmaceuticals / Proctor & Gamble Pharmaceuticals	Phase III

CABG: Competitors in Development8

___________________________________________
7 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005.

8 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005.

Product Name	Sponsor	Development Status
Angiomax ® / bivalirudin	The Medicines Company	Phase III
DX-88	Dyax	Phase I/II completed
Integrilin ® Injection / eptifibatide	Millennium Pharmaceuticals	Phase II
MLN2222	Millennium Pharmaceuticals / XOMA	Phase I
Pexelizumab	Alexion Pharmaceuticals / Proctor & Gamble Pharmaceuticals	Phase III
TP-10	AVANT Immunotherapeutics	Phase II

ACS: Competitors in Development9

Product Name	Sponsor	Development Status
Angiomax® /bivalirudin	The Medicines Company	Phase III
Arixtra ® / fondaparanix	GlaxoSmithKline	Phase III
AZD6140	AstraZeneca	Phase II
Cangrelor	The Medicines Company	Phase II
DX9065a	Daiichi Pharmaceutical	Phase II
Integrilin ®	Schering-Plough	Phase III
Prasugrel	Eli Lilly / Sankyo Pharma	Phase III
RanexaTM / Ranolazine	CV Therapeutics	Phase III
rNAPc2	Nuvelo	Phase II
SR123781	Sanofi-Aventis	Phase II
VT-111	Viron Therapeutics	Phase II
VX-702	Vertex Pharmaceuticals	Phase II
XRP0673 / otamixaban	Sanofi-Aventis	Phase II

Stroke: Competitors in Development10

Product Name	Sponsor	Development Status
234551	GlaxoSmithKline / Shionogi USA	Phase I/II
737004 / S-0139	GlaxoSmithKline / Shionogi USA	Phase I/II
Dabigatran etexilate	Boehringer Ingelheim	Phase III
Desmoteplase	Forest Laboratories / Paion	Phase II/III
LJP 1082	La Jolla Pharmaceutical	Phase II
ONO-2506	Merck / ONO Pharma USA	Phase II
ReoPro ® / abciximab	Centocor / Eli Lilly	Phase III
ViprinexTM / ancrod	Neurobiological Technologies	Phase II/III

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

___________________________________________
9 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005.

10 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005.

The Corporation’s second clinical candidate, MC-4232, is being developed for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. To date, only one combination product has been developed to address both hypertension and a metabolic function. This product is Caduet, a combination of the CCB Norvasc and the statin Lipitor. Caduet was approved in 2004. The Pharmaceutical Research and Manufacturers of America Survey of New Medicines in Development for Heart Disease and Stroke 2005 does not identify any other products in development that are taking this approach. While Caduet targets hypertension and lipid lowering (primarily LDL cholesterol lowering), it does not address specific metabolic dysfunctions (such as elevated HbA1C) faced by the diabetic population.

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

The market for oral diabetic drugs was $5 billion in the US for 2002 (IMS Health Data, Diabetes Therapy Report, 2004). This is the largest drug class within the diabetic market, and had the highest compound annual growth rate between 1998 and 2002.

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR TYPE 2 DIABETES11

Product	Company	Type of Drug
Glucophage (metformin) Glucophage XR	Bristol-Myers Squibb	Biguanide
Riomet (liquid metformin)	Ranbaxy Laboratories	Biguanide
Starlix (nateglinide)	Novartis	Meglitinide
Prandin (repaglinide)	Novo Nordisk	Meglitinide
Amaryl (glimepiride)	Aventis	Sulfonylurea
Glucotrol (glipizide) Glucotrol XL	Pfizer	Sulfonylurea
Diabinese (chlorpropamide)	Pfizer	Sulfonylurea
Tolinase (tolazamide)	Pfizer	Sulfonylurea
Orinase (tolbutamide)	Pfizer	Sulfonylurea
DiaBeta, Micronase (glyburide)	Aventis	Sulfonylurea
Glynase PresTab (micronized glyburide)	Pfizer	Sulfonylurea
Actos (pioglitazone)	Takeda Pharmaceuticals	Thiazolidinedione
Avandia (rosiglitazone)	GlaxoSmithKline	Thiazolidinedione
Precose (acarbose)	Bayer Corporation	Alpha-glucosidase inhibitor
Glyset (miglitol)	Bayer Corporation	Alpha-glucosidase inhibitor
Glucovance (metformin + glyburide)	Bristol-Myers Squibb	Combination pill
Avandamet (metformin + rosiglitazone)	GlaxoSmithKline	Combination pill
Metaglip (metformin + glipizide)	Bristol-Myers Squibb	Combination pill

The market for drugs to manage hypertriglyceridemia includes fibric acid derivatives (total US sales of $0.7 billion in 2003), statins (total US sales of $13.7 billion in 2003), and niacin (total US sales of $0.3 billion in 2003) (IMS Health Data).

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR HYPERTRIGLYCERIDEMIA12

Product	Company	Type of Drug
TriCor (fenofibrate)	Abbott Laboratories	Fibric acid derivative
Lopid (gemfibrozil)	Pfizer	Fibric acid derivative
Lipitor (atorvastatin)	Pfizer	Statin
Zocor (simvastatin)	Merck	Statin
Crestor (rosuvastatin)	AstraZeneca	Statin
Mevacor (lovastatin)	Merck	Statin
Niaspan (SR niacin)	KOS	Niacin

Competitive Strategy and Position

As stated, the Corporation is primarily focusing on developing MC-1 for myocardial ischemia and reperfusion injury. The Corporation is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s efficacy in these applications and, therefore, these applications have high potential for showing MC-1’s clinical benefit. The clinical need for a product with this activity will also be considered by regulatory authorities (principally the FDA and also the TPD). Although MC-1 shows potential for treatment of other cardiovascular diseases, these uses are not being addressed as a

___________________________________________
11 American Diabetes Association, Position Statement: Standards of Medical Care in Diabetes, 2005.

12 American Association of Clinical Endocrinologists, Medical Guidelines for Clinical Practice for the Diagnosis and Treatment of Dyslipidemia and Prevention of Atherogenesis, 2000.

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

The following diagram illustrates the relationship between the Corporation and Medicure International:

Medicure Inc.
100%
Medicure International Inc.

D. Property, Plants and Equipment

Office Space

The Corporation has use of about 4,000 square feet of office space provided by Waverley Business and Science Centre Inc. as part of its business services contract. The office is located in Winnipeg, Manitoba.

Research Facilities

CanAm, on behalf of the Corporation, leases 9,200 square feet of office and laboratory space at a facility in Winnipeg, Manitoba. Biological, chemistry, and analytical research take place under one roof.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2005, May 31, 2004 and May 31, 2003 should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in Note 9 to the consolidated financial statements of the Corporation included herein.

Critical Accounting Estimates

The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 9 to the audited consolidated financial statements for the year ended May 31, 2005. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, and stock-based compensation.

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

Refundable investment tax credits

The Corporation incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized.

Stock-based compensation

The Corporation adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Corporation had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation’s stock option activity, and the many assumptions that are required to be made to calculate the fair value of the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Corporation of June 1, 2004.

As permitted, the Corporation has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003. The Corporation accounts for stock options granted to non-employees on or after June 1, 2002 using the fair value method.

Compensation expense is recorded for stock options issued to employees and non-employees using the fair value method. The Corporation must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Corporation uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Corporation amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2005 of $504,878 (2004 - $386,048; 2003 - $105,375).

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

The Corporation believes it has sufficient funds on hand to complete several Phase II clinical trials involving MC-1, its lead product and MC-4232, its second clinical candidate. As discussed in Note 1 of the consolidated financial statements of the Corporation, however, the Corporation’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct the remainder of its clinical trials and to successfully commercialize its products. Failure to obtain further financing may require the Corporation to reduce substantially or eliminate expenditures for research and development, testing including further clinical trials, and production and marketing of its proposed products. Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into fiscal 2007.

Year Ended May 31, 2005 Compared to the Year Ended May 31, 2004

Interest and other income for fiscal 2005 totaled $459,000 as compared to $445,000 for fiscal 2004. Interest and other income in fiscal 2005 is slightly higher than fiscal 2004, primarily due to a foreign exchange gain of $64,000 in fiscal 2005 as compared to nil in fiscal 2004. The increase in the foreign exchange gain for the year ended May 31, 2005 is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Corporation is the Canadian dollar, the Corporation is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study. This gain was partially offset by lower interest income due to lower average cash and cash equivalents balance in fiscal 2005 as compared to the prior fiscal year. The Corporation anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and development expenditures increased to $13,564,000 in fiscal 2005 as compared to $4,435,000 for fiscal 2004 and represent 89% of the Corporation’s total expenditures in fiscal 2005. As expected, research and development expenditures were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

The Corporation’s 900 patient, MEND-CABG trial reached full enrollment in July 2005. The MEND-CABG study is a Phase II/III placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from CABG procedures. The Phase II portion of the trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). The study's primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. For the year ended May 31, 2005, total expenditures for the MEND-CABG trial were $8,788,000 as compared to $1,352,000 in fiscal 2004. The costs increased in direct relation to the increase in the number of clinical sites initiated in the study and the associated increase in the number of patients enrolled.

The Corporation will compile and analyze all efficacy and safety endpoints up to postoperative day 30 (“POD 30”), and plans on reporting these results in the fall of 2005. The secondary endpoint of postoperative day 90 (POD 90) will follow shortly thereafter.

The initiation of the MEND-CABG trial was based on the Phase II, MEND-1 trial, managed by Duke Clinical Research Institute, which showed that the Corporation's lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the marker cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE Inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Corporation is conducting the Phase II MATCHED study. The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing up to 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. For the year ended May 31, 2005, total expenditures for the MATCHED trial were $1,731,000 as compared to $12,000 in fiscal 2004.

Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Corporation anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Corporation plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $2,256,000 for the year ended May 31, 2005, as compared to $1,958,000 for the year ended May 31, 2004. The overall increase in costs during the fiscal year ended May 31, 2005 as compared to the same period in fiscal 2004 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. The Corporation expects similar levels of general and administrative expenditures in the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

Refundable investment tax credits for fiscal 2005 totaled $553,000 as compared to nil for fiscal 2004. As Medicure is a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

The recording of refundable ITCs is a result of research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a reduction of research and development expenditures.

For the year ended May 31, 2005, the Corporation recorded a consolidated net loss of $14,866,000 or $0.22 per share compared to a consolidated net loss of $5,989,000 or $0.11 per share for the year ended

May 31, 2004. As stated above, these results of operations were mainly attributable to the Corporation’s clinical development program and the increased business development activity required to support the program. The Corporation expects to incur a loss next year as it continues to invest in product research and development.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 66,717,715 for the year ended May 31, 2005 from 55,738,716 for the year ended May 31, 2004.

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

Research and Development expenditures increased to $4,435,000 as compared to $3,118,000 for fiscal 2003 and represent 69% of the Corporation’s total expenditures in fiscal 2004. Research and development expenditures for fiscal 2004 were higher due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232. The Corporation initiated patient enrollment of the MEND-CABG study in April 2004. The Phase II portion of the study will enroll up to 900 patients. The study will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI).

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

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $1,958,000 for the year ended May 31, 2004, as compared to $1,284,000 for the year ended May 31, 2003. The increased spending in fiscal 2004 as compared to fiscal 2003 was primarily attributable to the internal growth that is required to support the Corporation's increasing business development and investor relations activities, regulatory costs and professional fees. This includes costs associated with listing on the American Stock Exchange during the third quarter of fiscal 2004. The Corporation expects slightly higher levels of general and administrative activities for fiscal 2005 to support increased business development activities.

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

B. Liquidity and Capital Resources

Since inception, the Corporation has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2005, the Corporation had cash and cash equivalents totaling $7,591,000 compared with $19,954,000 at the previous year-end. Subsequent to May 31, 2005, the Corporation strengthened its cash position by raising gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement to investors of 5,205,500 common shares and warrants to purchase an additional 2,602,750 shares of common stock. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. The financing increased the Corporation’s cash and cash equivalents to approximately $8,450,000 at August 19, 2005.

The total number of common shares issued and outstanding at May 31, 2005 was 66,826,660 as compared to 66,646,660 at May 31, 2004. As a result of the financing subsequent to year end, the total number of common shares issued and outstanding was 72,032,160 at August 19, 2005.

The Corporation expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs. Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Corporation anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED Phase II studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Corporation plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

It continues to be the Corporation’s plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Corporation’s lead product in return for milestone payments and product royalties.

The Corporation believes it has sufficient resources to fund operations into fiscal 2007. However, funding requirements may vary depending on a number of factors including the progress of the Corporation’s research and development programs, the securing of a partnership, the results of preclincal studies and clinical trials and changes in the focus and direction of the Corporation’s product development projects.

Depending upon the results of the Corporation’s research and development programs and the availability of financial resources, the Corporation could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Corporation does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Corporation’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Corporation may pursue alliances with healthcare companies that will provide research and development funding. The Corporation may consider raising additional capital during fiscal 2006 to fund operations over the long term.

The main purpose of Phase III trials is to obtain definitive statistical evidence of the efficacy and safety of MC-1 and MC-4232 in order to support an application to the TPD and FDA for commercial approval.

If either MC-1 or MC-4232 is approved for marketing by the TPD and FDA, there will then potentially be follow-up studies (called Phase IV trials) that may need to be completed while the drug is being marketed, in order to adjust or extend product claims. It is not possible to estimate the scope and size of any such studies that may be required.

While MC-1 and MC-4232 progresses through clinical trials, the Corporation will continue the drug development process. This process begins with initial product screening which should produce preliminary candidates for preclinical research. MC-5422 and MC-45308 are such candidates that have moved into the preclinical research stage. Once a drug candidate reaches this stage, it can cost in excess of $1,000,000 to advance it to the clinical trial stage. Ongoing research and development to find preliminary candidates currently costs the Corporation in excess of $1,000,000 per year.

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

At May 31, 2005, the Corporation had net working capital of $5,926,134 compared to net working capital of $20,525,245 at May 31, 2003. During the period ended August 19, 2005, no additional stock options were exercised.

At May 31, 2004, the Corporation had net working capital of $20,525,245 compared to net working capital of $4,111,440 at May 31, 2003. During the three months ended August 31, 2004, no additional stock options were exercised.

The Corporation had no long-term debt as of May 31, 2005.

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

For the period from inception on September 15, 1997 to May 31, 2005, the Corporation has expended approximately $26,838,000 net of government assistance and investment tax credits, which aggregate approximately $1,003,000, on the research and development of MC-1 and other compounds.

Patents and Licenses

The Corporation has been issued 15 patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular disease. The Corporation has also filed 15 additional applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The 15 patents issued to the Corporation are as follows:

Patent Number	Issue Date	Description
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,667,315	December 23, 2003	Mimics of MC1
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics

The first three patents are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, and an ensuing new License Agreement dated August 30, 1999 (the ’’Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of

Manitoba a royalty payment of 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement commenced on August 30, 1999 and shall terminate:

(i)	if a patent or patents are obtained prior to commercialization of a Licensed Product (as defined therein), on the expiration date of the last to expire of any patents covered by the Patent Rights (as defined therein); and

(ii)	if a patent is not obtained prior to commercialization of a Licensed Product (as defined therein), on August 30, 2009.

The MC-1 technology is derived from work done by employees of the Corporation and by two employees of the University of Manitoba, Dr. Naranjan Dhalla and Dr. Krishnamurti Dakshinamurti, Professor Emeritus, Department of Biochemistry.

The 15 pending United States patent applications, including those filed with the United States Patent Office as either regular or provisional applications, are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc.

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

The Corporation has filed patents in accordance with the Patent Cooperation Treaty (the ’’PCT’’). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the ’’WIPO’’), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the ’’international application’’), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

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

Medicure International subsequently entered into the Development Agreement with CanAm on June 1, 2000 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the Development Agreement agreed that the aggregate amount of all invoiced expenditures shall not exceed $20,000,000 over the term of the agreement. The term of the Development Agreement is to expire on the completion of all research and development activities by CanAm, and the written acknowledgment by CanAm and Medicure International that no further research projects will be undertaken (see Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management)

The Development Agreement may be terminated under a number of circumstances and, in any event, by Medicure International at any time by providing CanAm with at least 30 days prior written notice of its intention to terminate, or by CanAm at any time by providing Medicure International with at least 90 days prior written notice of its intention to terminate the Development Agreement.

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

E. Off-balance Sheet Arrangements

As part of the Corporation’s ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2005, the Corporation was not involved in any unconsolidated SPE transactions.

F. Contractual Obligations

The following tables set forth the Corporation’s contractual obligations as of May 31, 2005:

	Total	Less than 1 year	1-3 years
Operating Lease Obligations	77,462	44,264	33,198
Purchase Obligations*	2,047,682	2,047,682	-
Total	2,125,144	2,091,946	33,198

* The above balance excludes the commitments involving development agreements as these include a 30-day termination clause. The development agreements are described in more detail below.

The Corporation and it’s wholly-owned subsidiary, Medicure International Inc. has ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the Corporation incurred an aggregate of $8,984,509 (2004 - $3,953,118) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,128. As at May 31, 2005, the Corporation is committed to fund a further $2,047,682 related to clinical research agreements with clinical research organizations (“CROs”) and clinical sites. The contracts with the CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass through costs. As part of these trials, the Corporation also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This “holdback” results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed. In addition, the Corporation has committed to fund a further $3,805,366 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Corporation and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the Corporation amended a development agreement with a third party such that a further $5,000,000 was committed in maximum direct research and development expenditures.

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

Pursuant to a License Agreement, the Corporation has agreed to pay the University of Manitoba a royalty payment of 3% of net sales from any cardiovascular product derived from the MC-1 technology.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Corporation including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, President, Chairman and Chief Executive Officer

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

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

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

Dr. William A. Cochrane, Calgary, Alberta, Canada- Director

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

Gerald P. McDole, Mississuaga, Ontario, Canada, MBA – Director

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

Dawson Reimer, MAES - Vice-President, Operations

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the Corporation's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Corporation at its inception and has been directly employed by the Corporation since 2001.

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

Dr. Dhalla has served in senior positions such as Secretary General (17 years) and President (3 years) of the International Society for Heart Research, Editor-in-Chief (11 years) of the international journal ’’Molecular and Cellular Biochemistry’’ and is currently serving on the editorial boards of 11 other international journals. Since 1996, Dr. Dhalla has served as Executive Director of the International Academy of Cardiovascular Sciences. Dr. Dhalla has published 500 papers and 350 abstracts as well as edited or authored 31 books in the area of heart research. Dr. Dhalla has provided his services to the Corporation's research and development activities through a consulting contract with CanAm Bioresearch Inc.

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

Dr. Ahmad Khalil – Medical Director

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

Dr. Wasimul Haque – Senior Director of Chemistry

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

Dr. Jim Diakur - Director of Chemistry

Dr. Diakur is an experienced medicinal chemist who was previously employed as Research Assistant Professor at the Noujaim Institute for Pharmaceutical Research in the Faculty of Pharmacy, University of Alberta. At the institute, Dr. Diakur’s group was focused on the development of carbohydrate-based pharmaceuticals for diabetes, cancer and inflammation and on carbohydrate-based drug carriers for targeted drug delivery. He also has over ten years of industrial research and management experience in the field of chemistry with Chembiomed Inc. and Biomira Inc. Among other achievements, Dr. Diakur managed a team of scientists responsible for the preclinical development of injectable carbohydrate-based immunotherapeutic agents. Dr. Diakur is employed by CanAm Bioresearch Inc. and works on the Corporation’s research and development pursuant to the Development Agreement.

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

Dr. Trevor Hassell

Dr. Hassell is Adjunct Professor of Medicine at the University of the West Indies, Barbados, and Consultant Physician and Cardiologist at the Queen Elizabeth Hospital, also in Barbados. He is President-Elect of the Inter-American Heart Foundation, former President of the Caribbean Cardiac Society and founder, President and member of the Board of Directors of the Heart Foundation of Barbados.

B. Compensation

No compensation of any kind was paid to the directors and officers of the Corporation during the year ended May 31, 2005, except as follows:

On October 1, 2001 a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. For the year ended June 1, 2002 to May 31, 2003, the Corporation paid A.D. Friesen Enterprises Ltd., $150,000 in consulting compensation. As of October 1, 2003 the compensation agreement was amended and increased to $175,000. For the year ended May 31, 2005, the Corporation paid A.D. Friesen Enterprises Ltd., $175,000 in consulting compensation. Dr. Friesen is also eligible for an annual bonus, if certain objectives of the Corporation are met, as determined by the Board of Directors.

Moray Merchant serves the Corporation as Vice President, Market and Business Development in consideration for an annual salary of $150,000 payable in equal semi-monthly instalments.

Dawson Reimer serves the Corporation as Vice President, Operations in consideration for an annual salary of $80,000 payable in equal semi-monthly instalments.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $100,000 payable in equal semi-monthly installments.

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

C. Board Practices

The Board of Directors presently consists of four directors. Each director was at the Corporation’s annual general meeting of the shareholders held on October 15, 2004. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000, Dr. William A. Cochrane has served as a director of the Corporation since October 2000 and Gerald McDole was appointed on January 16, 2004. On June 29, 2005, James G. Umlah resigned as a member of its board of directors due to increasing business commitments. Mr. Umlah recently assumed the role of President & CEO of Canadian Tool & Die Ltd.

Pursuant to Section 171 of the Canada Business Corporations Act (the Act), the Corporation is required to have an Audit Committee. As at the date hereof, the members of the Audit and Finance Committee is comprised of three independent directors: Dr. William Cochrane (Chair), Dr. Arnold Naimark and Gerald McDole. The relevant experience of each member is described above. (See ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit and Finance Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.

The charter of the Audit and Finance Committee is reproduced below and can be found on our website at www.medicure.com.

AUDIT AND FINANCE COMMITTEE CHARTER

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit and Finance Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with ethical policies and legal and regulatory requirements related to financial reporting, (3) the appointment, compensation, qualifications, independence and performance of the Company’s internal and external auditors,(4) the performance of the Company's independent auditors, and (5) performance of the Company's internal controls and financial reporting process.

The Audit and Finance Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit and Finance Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit and Finance Committee or to meet with any members of, or consultants to, the Audit and Finance Committee. The Audit and Finance Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit and Finance Committee, who, as representatives of the Company's shareholders, have the authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit and Finance Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit and Finance Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit and Finance Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit and Finance Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit and Finance Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company’s Code of Ethics. Any responsibilities that the Audit and Finance Committee has the power to act upon, may be recommended to the Board to act upon.

MEMBERSHIP

The membership of the Audit and Finance Committee will be as follows:

The Committee shall consist of a minimum of three members of the Board of Directors, appointed from time to time, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Information Circular.

The Board will elect, by a majority vote, one member as chairperson.

The members of the Audit and Finance Committee will meet all independence and financial literacy requirements of The American Stock Exchange, The Toronto Stock Exchange, Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Company.

A member of the Audit and Finance Committee may not, other than in his or her capacity as a member of the Audit and Finance Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit and Finance Committee shall be as follows:

Frequency of Meetings

Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

The Audit and Finance Committee will meet with the independent auditor at least quarterly, either in person or telephonically.

Reporting Responsibilities

Provide to the Board of Directors proper Committee minutes.

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Evaluation

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Whistleblower Mechanism

Adopt and review annually a procedure through which employees and others can anonymously inform the Audit and Finance Committee regarding any concerns about the Company's accounting, internal accounting controls or auditing matters. The procedure shall include responding to and the retention of, any such complaints.

Legal Responsibilities

Perform such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

INDEPENDENT AUDITOR

Nominations

Nominate annually the independent auditor to be proposed for shareholder approval.

Compensation and Evaluation

Approve the compensation of the independent auditor, evaluate the performance of the independent auditor and, if so determined by the Committee, replace the independent auditor.

Approval in Advance of Related Party Transactions

Pre-approval of all “related party transactions,” which are transactions or loans between the Corporation and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Corporation or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Corporation, a company controlled by any of those parties or a family member of any of those parties.

Engagement Procedures for Audit and Non-audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company's shares are traded including any of the following ten types of non-audit services:

Bookkeeping or other services related to accounting records or financial statements of the Company;

Financial information systems design and implementation consulting services;

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

Actuarial services;

Internal audit outsourcing services;

Any management or human resources function;

Broker, dealer, investment advisor, or investment banking services;

Legal services;

Expert services related to the auditing service;and

Any other service the Board of Directors determines is not permitted.

Hiring Practices

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least 3 years after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall annually include:

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor and evaluate whether it is appropriate to rotate the independent auditor on a regular basis.

Audit and Finance Committee Meetings

Notify the independent auditor of every Audit and Finance Committee meeting and permit the independent auditor to appear and speak at those meetings.

At the request of the independent auditor, convene a meeting of the Audit and Finance Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

Restrictions

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors' review and examination of the Company's accounts.

OTHER PROFESSIONAL CONSULTING SERVICES

Engagement Review

As necessary, consider with management the rationale and selection criteria for engaging professional consulting services firms.

Ultimate authority and responsibility to select, evaluate and approve professional consulting services engagements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

Consider, in consultation with the independent auditor, the audit scope, staffing and planning of the independent auditor.

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations:

The Company's audited and unaudited financial statements and related notes;

The Company's MD&A and news releases related to financial results;

The independent auditor's audit of the financial statements and its report thereon;

Any significant changes required in the independent auditor's audit plan;

The appropriateness of the presentation of any non-GAAP related financial information;

Any serious difficulties or disputes with management encountered during the course of the audit; and

Other matters related to the conduct of the audit, which are to be communicated to the Audit and Finance Committee under generally accepted auditing standards.

Review the management letter delivered by the independent auditor in connection with the audit.

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure. The chairperson of the Audit and Finance Committee may represent the entire Audit and Finance Committee for purposes of this review.

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit and Finance Committee or any of these groups believe should be discussed privately with the Audit and Finance Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

Review filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination. The chairperson of the Audit and Finance Committee may represent the entire Audit and Finance Committee for purposes of this review.

RISK ASSESSMENT

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board of Directors from time to time.

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy.

ADOPTION OF CHARTER

This charter was originally adopted by the Board of Directors on August 23, 2004 and is reviewed and amended as necessary on an annual basis.

The Executive Compensation and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Corporation. The current members of the Committee are Dr. Arnold Naimark (Chair), Dr. William Cochrane and Gerald McDole none of whom is a current or former executive officer of the Corporation. The Committee meets at least once a year.

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

The charter of the Executive Compensation and Corporate Governance Committee can be found on our website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, CanAm has a staff of twenty five research scientists, technicians and staff dedicated solely to the Corporation’s research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B. Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2005.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	7,660,915(1)	11.5%
	Winnipeg, Manitoba

1)	Dr. Albert Friesen holds 417,900 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2005. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	100,000	$1.63	January 5, 2009
Dr. William Cochrane	125,000 25,000	$1.10 $1.10	December 15, 2007 August 12, 2008
Dr. Arnold Naimark	100,000 50,000	$1.10 $1.10	December 15, 2007 August 12, 2008
Gerald P. McDole	100,000	$1.63	January 16, 2009
Derek G. Reimer	90,000 30,000	$0.80 $1.63	February 4, 2007 January 5, 2009
Moray Merchant	100,000 100,000	$1.65 $1.12	September 22, 2008 August 23, 2009
Dawson Reimer	20,000 30,000	$1.10 $1.63	August 12, 2008 January 5, 2009

The Corporation has established an Incentive Stock Option Plan (the ’’Plan’’) for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX. Each option entitles the holder thereof to purchase one (1) Common Share of the Corporation on the terms set forth in the Plan and in such purchaser’s specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation’s Common Shares are listed for trading.

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

The Common Shares issued pursuant to the exercise of options, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death. The Corporation may propose to amend the Plan at the next Annual General and Special Meeting. Any proposed changes will be fully disclosed in the 2005 Proxy Circular. The final form of the amendment will not be know until the conclusion of the Annual General and Special Meeting.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2005, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a brokerage clearing house that owns 63,822,322 (95.5%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2)	7,660,915(1)	11.5%
	Winnipeg, Manitoba
Common shares	Leeward Hedge Funds Inc. (3)	4,581,500(3)	6.9%

Notes:
(1)	Amount of shares as of May 31, 2005.
(2)	Dr. Albert Friesen holds 417,900 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.
(3)	Leeward Hedge Funds Inc. exercises control or direction over, on behalf of accounts fully managed by it, including Leeward Bull & Bear L.P., Leeward Offshore Bull & Bear Fund and Leeward Offshore Bull & Bear Fund (U.S.), an aggregate of 4,581,500 common shares of the Corporation.

As of July 12, 2005, there were 293 shareholders of record in the United States holding a total of 1,561,966 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2005, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 7,927,150 (or 11.9% of common shares).

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly installments. Upon expiration of this agreement on September 30, 2003 a new consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2005, the Corporation paid a total of $175,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2004, the Corporation paid a total of $166,667 to A.D. Friesen Enterprises Ltd. For the year ended May 31, 2003, the Corporation paid a total of $150,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264. The agreement is for a five year term.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2005, 2004 and 2003 . The consolidated financial statements including related notes are accompanied by the report of our independent registered public accounting firm, KPMG LLP.

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

B. Significant Changes

Since May 31, 2005, the date of the most recent financial statements, no significant changes have occurred with the exception of the following:

a)	i) On August 19, 2005, the Corporation raised gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement to investors of 5,205,500 common shares and warrants to purchase an additional 2,602,750 shares of common stock. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. The financing increased the Corporation’s cash and cash equivalents to approximately $8,450,000 at August 19, 2005.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange under the symbol “MPH” and The American Stock Exchange under the symbol “MCU”. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex (1)	Amex (1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2005	1.87	0.65	1.37	0.57
May 31, 2004	2.85	0.73	2.14	1.10
May 31, 2003	1.13	0.20	N/A	N/A
May 31, 2002	1.24	0.40	N/A	N/A
May 31, 2001	3.45	0.95	N/A	N/A
May 31, 2000	8.00	0.48	N/A	N/A

Fiscal Quarter Ended
May 31, 2005	1.20	0.65	0.95	0.57
February 28, 2005	1.09	0.78	0.89	0.62
November 30, 2004	1.24	0.80	1.00	0.65
August 31, 2004	1.82	1.10	1.37	0.85
May, 31, 2004	2.73	1.42	2.06	1.10
February 29, 2004	2.85	1.19	2.14	1.60
November 30, 2003	1.84	1.20	N/A	N/A
August 31, 2003	1.39	0.73	N/A	N/A
May 31, 2003	0.99	0.64	N/A	N/A
February 28, 2003	1.13	0.23	N/A	N/A
November 30, 2002	0.30	0.20	N/A	N/A
August 31, 2002	0.52	0.215	N/A	N/A

Month
June 2005	1.04	0.84	0.83	0.66
May 2005	1.20	0.82	0.95	0.67
April 2005	0.84	0.72	0.67	0.59
March 2005	0.90	0.65	0.71	0.57
February 2005	0.90	0.78	0.75	0.62
January 2005	1.09	0.86	0.89	0.70

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

a)	Employment Agreement dated September 22, 2003 between Moray Merchant and the Corporation.
b)	Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc.(CDRI) dated July 2, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International.
c)	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation.
d)	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation.
e)	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation.
f)	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation.
g)	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc.

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

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Corporation for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares of the Corporation or acquired all or substantially all of the assets used in conjunction with the Corporation's business. The acquisition of less than a majority, but one-third or more of the Common Shares of the Corporation, would be presumed to be an acquisition of control of the Corporation unless it could be established that the Corporation was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

Under the current provisions of the Canadian Tax Act, as modified by the Proposed Amendments (see below), one-half of capital gains (’’taxable capital gains’’) must be included in computing the income of a holder in the year of disposition. One-half of capital losses (’’allowable capital losses’’) may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax Act.

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

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. Under the Treaty, the rate of withholding tax is, if the U.S. Holder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, 5% and in any other case 15%, of the gross amount of the dividend.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Corporation may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Corporation

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Corporation. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares of the Corporation.

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

Shareholder Election

These adverse tax consequences may be avoided, if the U.S. Holder has elected to treat the PFIC as a QEF with respect to that U.S. Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder's holding period.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Corporation. If the Corporation is both a PFIC and controlled foreign corporation, the Corporation will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Corporation ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Corporation attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

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

FOREIGN EXCHANGE RISK

The Corporation’s primary currency of operations is the Canadian dollar. To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes to mitigate the impact of foreign exchange fluctuations on these costs.

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

There have been no changes in the Corporation's internal controls over financial reporting identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2005, Dr. William A. Cochrane, a non-employee director, was a member of the audit committee of the Corporation. The board of directors of the Corporation has determined that Dr. Cochrane (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

On August 23, 2004, the Corporation adopted a written Code of Business Conduct and Ethics (“Code of Ethics”) that applies to the Corporation’s principal executive officer, principal financial officer and to all its other employees. These standards are a guide to help ensure that all of the Corporation’s employees live up to high ethical standards. A copy of the Code of Ethics is maintained on the Corporation’s website at www.medicure.com.

The Corporation intends to disclose any amendment to or waiver from any provision in the Code of Ethics, that has occurred during the past fiscal year and that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, either in its Exchange Act annual report or on the Corporation’s Internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, KPMG LLP, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees	2005	2004
	$26,240	$31,545

(b) Audit-related fees	2005	2004
	$ -	$ -

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2005 or 2004.

(d) All other fees	2005	2004
	$13,200	$1,000

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Deficit;
4.	Consolidated Statements of Cash Flows; and
5.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.
(A Development Stage Enterprise)

Years ended May 31, 2005, 2004 and 2003

KPMG LLP	Telephone	(204) 957-1770
Chartered Accountants	Fax	(204) 957-0808
Suite 2000 – One Lombard Place	Internet	www.kpmg.ca
Winnipeg MB R3B 0X3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. (a Development Stage Enterprise) as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2005 and for the cumulative period from inception on September 15, 1997 to May 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 and for the period from inception on September 15, 1997 to May 31, 2005, in conformity with Canadian generally accepted accounting principles.

As discussed in note 2(f) to the consolidated financial statements, the company changed its method of accounting for stock-based compensation in fiscal 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 9 to the consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants

Winnipeg, Canada

June 30, 2005, except as to note 10, which is as of August 19, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative

MEDICURE INC. (A Development Stage Enterprise) Consolidated Balance Sheets (Expressed in Canadian dollars)

	May 31,	May 31,
	2005	2004

Assets

Current assets:
Cash and cash equivalents	$7,590,918	$19,954,386
Accounts receivable	469,766	278,097
Research advance (note 6)	200,000	200,000
Prepaid expenses	398,204	910,337
	8,658,888	21,342,820

Property and equipment (note 3)	81,002	66,202

Patent costs, net of accumulated amortization of
$101,859 (2004 - $71,981)	1,332,969	976,690

	$10,072,859	$22,385,712

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,732,754	$817,575

Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,826,660 common voting shares
(2004 – 66,646,660)	39,864,296	39,731,296
Contributed surplus [note 4(c)]	996,301	491,423
Deficit accumulated during the development stage	(33,520,492)	(18,654,582)
	7,340,105	21,568,137

Nature of operations (note 1)
Commitments and contingency (note 6)
Subsequent events [notes 4(d), 6 and 10]

	$10,072,859	$22,385,712

See accompanying notes to consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2005	2004	2003	May 31, 2005

Revenue:
Interest and other income	$459,197	$445,461	$241,281	$1,547,217

Expenses:
General and administrative	2,256,499	1,958,222	1,284,225	8,008,971
Research and
development (note 6)	13,564,069	4,435,320	3,117,619	27,841,620
Research and development -
government assistance	–	–	–	(261,741)
Research and development -
investment tax credits	(553,335)	–	–	(741,647)
Amortization	57,874	41,005	33,125	220,506
	15,325,107	6,434,547	4,434,969	35,067,709

Loss for the period	(14,865,910)	(5,989,086)	(4,193,688)	(33,520,492)

Deficit accumulated during the
development stage,
beginning of period	(18,654,582)	(12,665,496)	(8,471,808)	–

Deficit accumulated during
the development stage,
end of period	$(33,520,492)	$(18,654,582)	$(12,665,496)	$(33,520,492)

Basic and diluted loss per
share	$(0.22)	$(0.11)	$(0.11)

Weighted average number of
common shares used in computing
basic and diluted loss per share	66,717,715	55,738,716	37,118,889

See accompanying notes to consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2005	2004	2003	May 31, 2005

Cash provided by (used in):

Operating activities:
Loss for the period	$(14,865,910)	$(5,989,086)	$(4,193,688)	$(33,520,492)
Adjustments for:
Amortization of property and
equipment	27,996	23,026	22,270	118,647
Amortization of patent costs	29,878	17,979	10,855	101,859
Stock-based compensation	504,878	386,048	105,375	996,301
Change in the following:
Accounts receivable	(191,669)	(198,553)	72,881	(445,120)
Prepaid expenses	512,133	(855,289)	34,827	(398,204)
Research advance	–	–	–	(200,000)
Investment tax credit receivable	–	–	–	35,770
Accounts payable and
accrued liabilities	1,915,179	463,667	(35,755)	2,708,445
	(12,067,515)	(6,152,208)	(3,983,235)	(30,602,794)

Investing activities:
Acquisition of property and equipment	(42,796)	(21,731)	(5,196)	(199,649)
Cash of acquired business at
acquisition	–	–	–	727,005
Patent costs	(386,157)	(231,205)	(265,417)	(1,414,220)
	(428,953)	(252,936)	(270,613)	(886,864)

Financing activities:
Issuance of common shares,
net of share issue costs	133,000	22,229,074	43,286	38,381,912
Change in due to related parties	–	–	–	698,664
	133,000	22,229,074	43,286	39,080,576

Increase (decrease) in cash and cash
equivalents	(12,363,468)	15,823,930	(4,210,562)	7,590,918

Cash and cash equivalents, beginning
of period	19,954,386	4,130,456	8,341,018	–

Cash and cash equivalents, end of
period	$7,590,918	$19,954,386	$4,130,456	$7,590,918

Non-cash transactions:
Interest paid during the period	$–	$–	$–	$10,306
Value assigned to shares issued
as consideration for acquisition
of Medicure, net of cash acquired
of $727,005	–	–	–	755,379

See accompanying notes to consolidated financial statements.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

1.	Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2005, the company has expended approximately $26,838,000 net of government assistance and investment tax credits, which aggregate approximately $1,003,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products. Subsequent to May 31, 2005, the company received financing commitments as disclosed in note 10.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 9 to the consolidated financial statements.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):

	(c)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)	Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight- line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred.

(e)	Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and patent costs, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

2.	Significant accounting policies (continued):

This standard and the amendments require that the fair value method of accounting for stock- based compensation is used to account for all awards of stock or stock options and compensation cost is recognized over the vesting period of the options. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments is determined using the Black- Scholes option pricing model. For stock options granted to June 1, 2003, no compensation expense was recognized when stock or stock options were issued to employees, management and directors. There were no stock options issued to employees, management and directors during fiscal 2003. As permitted, the company has applied this change prospectively; accordingly, results from prior years have not been restated.

For the year ended May 31, 2004, the adoption of this new recommendation resulted in an increase in the loss for the year of $181,603 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to employees, from that which would have been otherwise recognized.

	(g)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value.

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

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

3.	Property and equipment:

		Accumulated	Net book
May 31, 2005	Cost	amortization	value

Computer equipment	$75,737	$56,332	$19,405
Office equipment	41,398	8,048	33,350
Scientific equipment	63,822	43,679	20,143
Leasehold improvements	18,693	10,589	8,104

	$199,650	$118,648	$81,002

		Accumulated	Net book
May 31, 2004	Cost	amortization	value

Computer equipment	$60,924	$40,045	$20,879
Office equipment	13,415	4,664	8,751
Scientific equipment	63,822	39,092	24,730
Leasehold improvements	18,693	6,851	11,842

	$156,854	$90,652	$66,202

4.	Capital stock:

	(a)	Authorized:

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

4.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2002	37,088,864	$16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627
Balance at May 31, 2003	38,509,864	17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	39,731,296

Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	$39,864,296

(c)	Options:

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

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

4.	Capital stock (continued):

A summary of the company’s stock option plan is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Balance, beginning
of year	2,307,033	$1.11	2,137,033	$0.85	1,973,033	$1.05
Granted	1,075,000	1.18	935,000	1.44	505,000	0.74
Exercised	(180,000)	0.74	(675,000)	0.74	(126,000)	0.20
Cancelled or expired	(829,700)	1.10	(90,000)	1.18	(215,000)	2.33

Balance, end of year	2,372,333	$1.17	2,307,033	$1.11	2,137,033	$0.85

Options exercisable,
end of year	977,334		1,327,032		1,690,700

Options outstanding at May 31, 2005 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.70 - 1.65	2,247,333	3.0 years	$1.10	852,334
2.45 - 2.50	125,000	4.0 years	2.49	125,000

	2,372,333		$1.17	977,334

The compensation expense related to stock options granted under the stock option plan during fiscal 2005 aggregated $504,878 (2004 - $386,048; 2003 - $105,375). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Expected option life	4.0 years	5.0 years	5.0 years
Risk-free interest rate	3.61%	3.89%	4.81%
Dividend yield	–	–	–
Expected volatility	70.57%	77.30%	81.18%

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

4.	Capital stock (continued):

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

	(d)	Warrants:

		Exercise		Granted		Granted
Issued	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2003	(Cancelled)*	2004	(Cancelled)*	2005

18,461,537 warrants	18,461,537	$0.65 - 0.81	18,446,537	(18,336,733)	–	–	–
(December 20, 2003)				(109,804)*

Private placements:
629,834 units	629,834	1.00	–	629,834	502,403	–	502,403
(June 26, 2005)				(127,431)

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued. On June 26, 2005, warrants totaling 502,403 remained unexercised and were cancelled by the company.

(e)	Escrowed shares:

As at May 31, 2005, the company’s transfer agent held nil (2004 - 5,670,236) common shares pursuant to a performance escrow agreement. During the fiscal year ended May 31, 2005, the transfer agent released 5,670,236 common shares as the company had met all required performance conditions pursuant to the performance escrow agreement as of May 31, 2003.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

5.	Income taxes:

Significant components of the company’s future tax assets and liabilities are as follows:

	2005	2004

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$1,572,000	$197,000
Investment tax credits	1,002,000	76,000
Share issue costs	234,000	394,000
Operating losses carried forward	1,340,000	2,240,000
Other	110,000	93,000
	4,258,000	3,000,000

Less valuation allowance	(4,258,000)	(3,000,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2005	2004	2003

Loss for the year:
Canadian	$1,796,998	$1,633,921	$991,657
Foreign	13,068,912	4,355,165	3,202,031

	$14,865,910	$5,989,086	$4,193,688

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2005	2004	2003

Canadian federal and provincial income taxes
recovery at 37.1% (2004 - 37.1%; 2003 -
42.6%)	$5,518,000	$2,223,000	$1,787,000
Foreign tax rate differential	(4,524,000)	(1,508,000)	(1,285,000)
Permanent differences	(196,000)	(150,000)	(47,000)
Change in statutory rates	(68,000)	(284,000)	(40,000)
Valuation allowance	(730,000)	(281,000)	(415,000)

	$–	$–	$–

At May 31, 2005, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $1,854,778 and $26,090,997, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2015.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

6.	Commitments and contingency:

(a)
The company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the company incurred an aggregate of $8,984,509 (2004 - $3,953,118; 2003 - $3,058,946) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,128. As at May 31, 2005, the company is committed to fund a further $2,047,682 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The company is also liable for the payment of certain pass through costs. As part of these trials, the company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the company has committed to fund a further $3,805,366 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the company amended a development agreement with a third party such that a further $5,000,000 was committed in maximum direct research and development expenditures.

As at May 31, 2005, the company has provided a research advance of $200,000 (2004 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

6.	Commitments and contingency (continued):

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

The company has granted royalties to a third party based on future commercial sales of MC-1, aggregating 3 percent on net sales. To date, no royalties are due and/or payable.

(b) The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2006	$44,264
2007	33,198

$77,462

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

7.	Related party transactions:

During the year ended May 31, 2005, the company paid companies controlled by a director, a total of $243,548 (2004 - $228,794; 2003 - $193,485) for office rent, property and equipment, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

8.	Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

9.	Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Patents:

Under Canadian GAAP, the patent costs which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed. As a result of this difference, under U.S. GAAP, the patent costs would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2005, 2004 and 2003, research and development expense would have increased by $386,157, $231,205 and $265,417, respectively. Under U.S. GAAP, the amortization expense to be added back is $29,878 for the year ended May 31, 2005 (2004 - $17,979; 2003 - $10,855).

(b) Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2005, 2004 and 2003. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2005, 2004 and 2003 is $4,587, $5,715 and $7,037, respectively.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

9.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options since inception of the company. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non- employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005, 2004 and 2003 of approximately $8,392, $25,588 and $129,900, respectively.

	(d)	Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005, 2004 and 2003 of nil, nil and $684,500, respectively.

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

9.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not and is not expected to have a material effect on the company’s consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (EITF) have issued a variety of interpretations including the following interpretation with wide applicability:

•
Financial Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities. The interpretation was effective to the company for U.S. GAAP purposes for the year ended May 31, 2004. To date, the adoption of FIN 46R has not impacted the company’s consolidated financial statements.

	(f)	Summary:

The impact of measurement differences to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2005	2004	2003	to May 31, 2005

Loss for the period, Canadian
GAAP	$(14,865,910)	$(5,989,086)	$(4,193,688)	$(33,520,492)
Adjustments for the following:
Stock-based compensation (c)	(8,392)	(25,588)	(129,900)	(1,203,880)
Patent costs (a)	(386,157)	(231,205)	(265,417)	(1,414,280)
Amortization of patent costs (a)	29,878	17,979	10,855	101,859
Scientific equipment (b)	–	–	–	(63,822)
Amortization of scientific
equipment (b)	4,587	5,715	7,037	43,679
Escrowed common share
compensation (d)	–	–	(684,500)	(15,061,500)

Loss for the period, U.S. GAAP	$(15,225,994)	$(6,222,185)	$(5,255,613)	$(51,118,436)

Basic and diluted loss per share,
U.S. GAAP	$(0.23)	$(0.11)	$(0.14)
Weighted average number of
common shares outstanding	66,717,715	55,738,716	37,118,889

MEDICURE INC. (A Development Stage Enterprise) Notes to Consolidated Financial Statements (continued) (Expressed in Canadian dollars) Years ended May 31, 2005, 2004 and 2003

9.	Reconciliation of generally accepted accounting principles (continued):

The impact of measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2005	2004	2003	to May 31, 2005

Operating activities	$(12,453,672)	$(6,383,413)	$(4,248,652)	$(32,080,896)
Investing activities	(42,796)	(21,731)	(5,196)	591,238

The impact of measurement differences to U.S. GAAP described above would result in consolidated balance sheet items as follows:

	2005	2004

Property and equipment	$60,859	$41,472
Capital stock and contributed surplus	57,105,431	56,459,161
Deficit accumulated during the development stage	(51,118,438)	(35,892,444)

10.	Subsequent event:

On August 19, 2005, the company raised gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement of 5,205,000 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. As additional compensation to the placement agent, the company issued warrants to purchase 104,110 common shares exercisable at $1.18 per share. These warrants expire on August 19, 2008.

11.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Other Schedules

Information required pursuant to Schedule 21.12 -04 of Regulation S-X has been disclosed on page 5. See Item 3A – Selected Financial Information.

Information required pursuant to Schedule 21.12 -09 of Regulation S-X is not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and Bylaws:

	i)	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
(a) Lariat’s Articles of Incorporation dated June 3, 1997 [1];
(b) Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
(c) Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
(d) Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
(e) Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3].
	ii)	Bylaws**;

4.	Material Contracts and Agreements:

	a)	Escrow Agreement dated February 12, 1999 among the Corporation, Montreal Trust Company of Canada, and certain shareholders of the Corporation [1];

	b)	Performance Based Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	c)	Timed Release Escrow Agreement, as amended, dated as of November 23, 1999 among the Corporation, Montreal Trust Company of Canada and certain shareholders of the Corporation [1];

	d)	Edstrom Escrow Agreement, dated as of November 5, 1999 among the Corporation, Montreal Trust Company of Canada and Dr. Daryle Edstrom [1];

	e)	License Agreement between Medicure and the University of Manitoba dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [1];

f)	Transfer Agency Agreement between Montreal Trust Company of Canada and the Corporation dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

g)	Medicure International Licensing Agreement between the Corporation and Medicure International Inc. dated June 1, 2000, wherein the Corporation granted Medicure International Inc a license with regard to certain intellectual property [1];

h)	Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International [1];

i)	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [2];

j)	Stock Option Plan approved February 4, 2002 [3];

k)	Employment Agreement with Derek G. Reimer dated February 4, 2002 [3];

l)	Employment Agreement with Moray Merchant dated September 22, 2003 [3];

m)	Amendment dated March 1, 2002 to the Development Agreement between Medicure

International Inc. and CanAm Bioresearch Inc**;

n)	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [3];

o)	Amendment to the Consulting Services Agreement dated October 1, 2003 between A. D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [4];

p)	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

q)	Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc.(CDRI) dated July 2, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International [4];

r)	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation**;

s)	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation**;

t)	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation**;

u)	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation**.

v)	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc **;

11.	Code of Ethics[4];

12.	a)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

	b)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.	a)	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

[1] Herein incorporated by reference as previously included in the Corporation’s Form 20-F registration statement filed on January 30, 2001.

[2] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on December 31, 2002.

[3] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on October 20, 2003.

[4] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on September 15, 2004.

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 19, 2005

ON BEHALF OF THE CORPORATION, MEDICURE INC. per:

Albert D. Friesen, Ph.D. Chairman, President & CEO