Form 20-F
period 2006-05-31
MEDICURE INC
filed 2006-08-16
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2006
or
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At May 31, 2006 the registrant had 96,046,465 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.
Yes  ______  No       X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ______  No       X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes       X       No  ______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):
Large Accelerated Filer ______   Accelerated Filer      X         Non-Accelerated Filer ______

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17      X           Item 18   No  ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes  ______  No       X

As of May 31, 2006, the rate for Canadian dollars was US $0.9079 for Cdn $1.00.

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

As used in this annual report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc. and “Lariat” refers to Lariat Capital Inc. prior to its amalgamation with Medicure Inc. Unless otherwise indicated, all references to dollar amounts in this annual report are to Canadian dollars.

Additional information about the Corporation may be found at www.sedar.com.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2006 and 2005 and for the fiscal years ended May 31, 2006, and 2005 and 2004 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2004, 2003 and 2002 and for the fiscal years ended May 31, 2003 and 2002 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 10 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.” Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into the first quarter of fiscal 2008.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet	May 31,	May 31,	May 31,	May 31,	May 31,
Data	2006	2005	2004	2003	2002
(as at period	$	$	$	$	$
end)
Current Assets	35,841,573	8,658,888	21,342,820	4,465,048	8,783,318
Capital Assets	50,663	81,002	66,202	67,497	84,571
Intangible Assets	2,921,841	1,332,969	976,690	763,464	508,902
Total Assets	38,814,077	10,072,859	22,385,712	5,296,009	9,376,791
Total Liabilities	1,644,339	2,732,754	817,575	353,908	389,663
Net Assets	37,169,738	7,340,105	21,568,137	4,942,101	8,987,128
Capital Stock and	83,297,304	40,860,597	40,222,719	17,607,597	17,458,936
Contributed
Surplus
Deficit
Accumulated
During the
Development Stage	(46,127,566)	(33,520,492)	(18,654,582)	(12,665,496)	(8,471,808)
Statement of
Operations
(for the fiscal year
ended on)
Gross Revenue	299,737	394,784	445,461	241,281	183,912
Loss from
Continuing
Operations	(12,607,074)	(14,865,910)	(5,989,086)	(4,193,688)	(3,875,087)
Net Loss for the	(12,607,074)	(14,865,910)	(5,989,086)	(4,193,688)	(3,875,087)
Period
Basic and Diluted	(0.17)	(0.22)	(0.11)	(0.11)	(0.14)
Loss per Share
Weighted-Average
Number of
Common Shares	75,144,764	66,717,715	55,738,716	37,118,889	27,900,412
Outstanding					(1)

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2006	2005	2004	2003	2002
(as at Period end)	$	$	$	$	$
Current Assets	35,841,573	8,658,888	21,342,820	4,465,048	8,783,318
Capital Assets	50,663	60,859	41,472	37,050	47,087
Intangible Assets	-	-	-	-	-
Total Assets	35,892,236	8,719,747	21,384,292	4,502,098	8,830,405
Total Liabilities	1,644,339	2,732,754	817,575	353,908	389,663

Net Assets	34,247,897	5,986,993	20,566,717	4,148,190	8,440,742
Capital Stock and	99,542,138	57,105,431	56,459,161	33,818,449	32,855,388
Contributed Surplus
Deficit Accumulated
During the
Development Stage	(65,294,241)	(51,118,438)	(35,892,444)	(29,670,259)	(24,414,646)
Statement of
Operations
Gross Revenue	299,737	394,784	445,461	241,281	183,912
Loss from Continuing
Operations	(14,175,800)	(15,225,994)	(6,222,185)	(5,255,613)	(4,319,237)
Net Loss for the	(14,175,800)	(15,225,994)	(6,222,185)	(5,255,613)	(4,319,237)
Period
Basic and Diluted	(0.19)	(0.23)	(0.11)	(0.14)	(0.15)
Loss per Share
Weighted-Average
Number of
Common Shares	75,144,764	66,717,715	55,738,716	37,118,889	27,900,412
Outstanding					(1)

Note 1: Includes 1,280,000 Class A common shares outstanding. On March 1, 2003 all of the Corporation’s issued and outstanding Class A common shares – totalling 1,280,000 shares – were converted into common shares of the Corporation on the basis of one common share for each Class A common shares in accordance with the Corporation’s Articles of Continuance. Prior to the conversion, the Class A common shares were identical in all respects to the common shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

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

The selected financial data for the fiscal years ended May 31, 2006, 2005, 2004, 2003 and 2002 includes the operations of Medicure International Inc., a Barbados corporation (“Medicure International”), commencing June 1, 2000. The selected financial data for the year ended May 31, 2002 includes the operations of Medicure commencing September 1, 1999 combined with the activities of Lariat beginning on November 22, 1999, the effective date of the reverse takeover.

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

	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003	May 31, 2002

Period End	0.9079	0.7967	0.7335	0.7307	0.6545
Average	0.8588	0.7978	0.7453	0.6569	0.6380

	June	May	April	March	February	January
	2006	2006	2006	2006	2006	2006

High for
Month(1)	0.9122	0.9134	0.8959	0.8850	0.8809	0.8794
Low for
Month(1)	0.8857	0.8869	0.8496	0.8513	0.8610	0.8479

Notes:
(1) Figures are extracted from daily exchange rates

As of June 30, 2006, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.8959.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Corporation’s business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Corporation.

We are a development stage company and we expect to continue to incur substantial losses and may never achieve profitability, which in turn may harm our future operating performance and may cause the market price of our stock to decline.

With the exception of Aggrastat® (see Item 4(B)), the Corporation’s products are in the development stage and, accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Corporation has incurred net losses every year since inception in 1997 and as of May 31, 2006, had an accumulated deficit of $46,127,566. The Corporation incurred net losses of $12,607,074 for the year ended May 31, 2006, $14,865,910 for the year ended May 31, 2005, $5,989,086 for the year ended May 31, 2004, $4,193,688 for the year ended May 31, 2003 and $3,875,087 for the year ended May 31, 2002. The Corporation anticipates that its losses will not only continue for the foreseeable future but will increase significantly principally from expenditures relating to its research and development efforts and clinical trials. The long-term profitability of the Corporation’s operations is uncertain, and may never occur, and will be directly related to the success of its research and development activities which depend on numerous factors, including the following:

a)	the success of the Corporation’s research and development activities, including the Corporation’s drug discovery, preclinical and clinical development programs;
b)	obtaining Canadian and United States regulatory approvals to market MC-1 and MC-4232, the Corporation’s lead products;
c)	the ability to contract for the manufacture of the Corporation’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;

d)	the ability to successfully prosecute and defend our patents and other intellectual property further to an overall commercially viable patent and intellectual property strategy; and
e)	the ability to successfully market the Corporation’s products including the Corporation’s launch of Aggrastat® Injection (tirofiban hydrochloride), given that it has no experience in marketing;

If the Corporation does achieve profitability, it may not be able to sustain or increase profitability in the future.

The Corporation may never receive regulatory approval in Canada, the United States or abroad for any of our products developed. Therefore, the Corporation may not be able to sell any therapeutic products developed.

The Corporation’s failure to obtain necessary regulatory approvals to fully market our current and future therapeutic products in one or more significant markets may adversely affect our business, financial condition and results of operations. The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

With the exception of Aggrastat®, all of the Corporation’s products are currently in the research and development stages (see Item 4(B)). The Corporation may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for the Corporation’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Even the Corporation’s most clinically advanced product, MC-1, has not entered critical Phase III clinical trials. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Corporation’s products may cause the Corporation to reduce or abandon its commitment to that program.

If the Corporation fails to successfully complete its clinical trials, the Corporation will not obtain approval from the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch (“TPD”), or from the U.S. Food and Drug Administration (“FDA”), to market our leading product, MC-1 or our second clinical candidate, MC-4232. Regulatory approvals also may be subject to conditions that could limit the market for MC-1 or MC-4232 or make either product or both products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time, including the Corporation’s failure to comply with regulatory requirements or poor performance of MC-1 or MC-4232 in terms of safety and effectiveness.

The Corporation’s business, financial condition and results of operations may be adversely affected if the Corporation fails to obtain regulatory approvals in Canada, the United States and abroad to market and sell MC-1 or MC-4232 or any current or future drug products, including any limitations imposed on the marketing of such products.

The Corporation may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Corporation has a contract with CanAm Bioresearch Inc. (“CanAm”) and Clinical Development Research Institute Inc. (“CDRI”) to perform for it a significant amount of our research and development activities. Because of the specialized scientific nature of the Corporation’s business, the loss of services of CanAm or CDRI may require the Corporation to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Corporation may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of the Corporation’s research and development activities.

Also, certain of the Corporation’s management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Corporation. The Corporation does not have key person insurance in effect in the event of a loss of any management, scientific or other key personnel. The loss of any such personnel could pose serious challenges for the Corporation.

The Corporation faces substantial technological competition from many biotechnology companies with much greater resources, and it may not be able to effectively compete.

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense. The Corporation competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Corporation. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Corporation’s products or technologies or the commitment of the Corporation’s research and marketing collaborators to its programs or even render its products obsolete.

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Corporation’s competitors may use different technologies or approaches to develop products similar to the products which the Corporation is developing, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before or after the Corporation obtains approval of its products. The Corporation may not be able to successfully compete with its competitors or their products and, if the Corporation is unable to do so, its business, financial condition and results of operations may suffer.

The Corporation may be unable to establish collaborative and commercial relationships with third parties.

The success of the Corporation will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its clinical and preclinical products. These relationships will be crucial to the Corporation’s intention to license to or contract with larger, international pharmaceutical companies the manufacturing, marketing, sales and distribution of any products it may commercialize for production. To date, the Corporation has not entered into any such arrangements and may never be able to establish such arrangements on favourable terms. There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements with respect to certain products may negatively impact the Corporation's ability to commercialize those products and adversely affect the Corporation’s business, financial condition and results of operations.

The Corporation has licensed certain technologies relating to products under development and may enter into future licensing agreements. The Corporation's current licensing agreements contain provisions allowing the licensors to terminate such agreements if the Corporation becomes insolvent or breaches the terms and conditions of the licensing agreement, without rectifying such event of default in accordance with the agreement terms.

The Corporation may fail to obtain acceptable prices or appropriate reimbursement for its products and the Corporation’s ability to successfully commercialize its products may be impaired as a result.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as the Corporation, that plan to offer various products in the United States and other countries in the future. The Corporation’s ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, the Corporation’s ability to have its products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for the Corporation’s products and related treatments, the Corporation’s ability to commercialize its products would be adversely affected. There can be no assurance that the Corporation’s products and related treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

If purchasers or users of the Corporation’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Corporation’s products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Corporation’s business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

Substantial cash payments may be required under the terms of our borrowings upon an event of default or change of control. Such cash payments may leave us with little or no working capital in our business or make us insolvent.

In August, 2006, we entered into a term loan financing facility totalling approximately US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation (the “Credit Facility”). Under the Credit Facility, our lenders may require that the principal amount of the Credit Facility or that all or a portion of such principal amount be repaid in cash upon the occurrence of various events of default (subject to certain cure periods), including but not limited to:

  the failure to pay principal, fees and/or interest due under the Credit Facility;

  the suspension of our common shares from trading on the TSX and Amex;

  the issuance of any judgments or orders against us for the payment of money (not paid or fully covered by insurance) in an aggregate amount in excess of US$375,000;

  any material default under any indebtedness of ours in an aggregate principal exceeding US$375,000;

  any breach of any term of the credit and security agreement under which the Credit Facility was extended;

  a default under any guarantee of the Credit Facility;

  an unpermitted payment by any obligor under the Credit Facility on account of any debt that has been subordinated to the Credit Facility;

  the occurrence of any fact, event or circumstance that could reasonably be expected to result in a material adverse effect; and

  breach of certain financial covenants (including a requirement that a minimum additional working capital is required to be raised by the Corporation by March 31, 2007 through a collaborative partnership or equity issuance), including financial covenants the lenders deem the Corporation likely to fail under the Credit Facility for the next succeeding financial reporting period.

Upon the occurrence and during the continuance of an event of default, the interest rate on the Credit Facility will be increased by 1.5% . The lenders under the Credit Facility may also require all or a portion of the Credit Facility be redeemed in cash upon a change of control. We have not established a sinking fund for payment of the Credit Facility, nor do we anticipate doing so.

Our substantial debt could impair our financial condition. We are highly leveraged and have substantial debt service obligations.

As of August 10, 2006, we had approximately US$15.84 million of principal indebtedness outstanding under the Credit Facility that bears interest at a floating rate. This substantial indebtedness could have important consequences for us. For example, it could:

  increase our vulnerability to general adverse economic and industry conditions;

  impair our ability to obtain additional financing in the future for working capital needs, capital expenditures or general corporate purposes;

  require us to dedicate a significant portion of our existing cash and proceeds from any future financing transactions to the payment of principal and interest on our debt, which would reduce the funds available for our operations;

  limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; and

  place us at a competitive disadvantage compared to our competitors that have less debt.

Despite current indebtedness levels and the terms of the Credit Facility, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

Despite current indebtedness levels and the terms of the Credit Facility, we may still be able to incur substantial additional indebtedness in the future. Under the Credit Facility, we are permitted to incur, among other types of indebtedness, indebtedness that is subordinate to the Credit Facility. If new debt is added to our current debt levels, the related risks that we now face could increase.

The Corporation does not have manufacturing or marketing experience and may never be able to successfully manufacture or market its products.

The Corporation has no experience in large-scale manufacturing and in marketing its products and may never be able to successfully manufacture and market its products. If the TPD or FDA approves MC-1, MC-4232 or any other of the Corporation’s products, it intends to contract with and rely on third parties to manufacture, market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside the Corporation’s control. Failure of or delay by a third party manufacturer of the Corporation’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the Corporation’s future prospects. Failure of or delay by a third party in the marketing or selling of the Corporation’s products likewise may have a material adverse effect on the Corporation’s future prospects.

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

The Corporation owns or jointly owns 18 United States patents as at May 31, 2006. The Corporation has additional pending United States patent applications. The Corporation’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

The patent protection afforded to biotechnology and pharmaceutical companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents. As a result, the scope of patents issued to the Corporation may not successfully prevent third parties from developing similar or competitive products. Competitors may develop similar or competitive products that do not conflict with the Corporation’s patents. Litigation may be commenced by the Corporation to prevent infringement of its patents. Litigation may also commence against the Corporation to challenge the Corporation’s patents that, if successful, may result in the narrowing or invalidating of such patents. It is not possible to predict how any patent litigation will affect the Corporation's efforts to develop, manufacture or market its products. However, the cost of litigation to prevent infringement or uphold the validity of any patents issued to the Corporation may be significant in which case the Corporation’s business, financial condition and results of operations may suffer. Patents provide protection for only a limited period of time, and much of such time can occur well before commercialization commences.

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

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Corporation’s financial condition and results of operations, even if the Corporation prevails. If it does not prevail, the Corporation may be required to stop the infringing activity or enter into a royalty or licensing agreement, in addition to any damages the Corporation may have to pay. The Corporation may not be able to obtain such a license or the terms of the royalty or license may be burdensome for the Corporation, which may significantly impair the Corporation’s ability to market its products and adversely affect its business, financial condition and results of operations.

The Corporation is, and in the future may become, subject to additional stringent governmental regulations and if the Corporation is unable to comply with them, its business may be materially harmed.

Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The TPD, FDA, and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

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

The Corporation’s products may not gain market acceptance, and as a result it may be unable to generate significant revenues.

The Corporation does not currently have the required clinical data and results to successfully market its clinical and preclinical product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Corporation to successfully market any of its product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Corporation’s product candidates are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Corporation’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Corporation’s products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to three years or longer before our initial products may be sold commercially. If the Corporation’s products do not gain market acceptance among physicians, patients, and others in the medical community, the Corporation’s ability to generate significant revenues from its products would be limited.

The Corporation may not achieve its projected development goals in the time frames it announces and expects.

The Corporation sets goals for and make public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Corporation’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Corporation’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of our products. If the Corporation fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of the Corporation’s common shares could decline.

The Corporation’s business involves the use of hazardous material, which requires it to comply with environmental regulations.

Although the Corporation does not currently manufacture commercial quantities of its products, we produce limited quantities of such products for the Corporation’s clinical trials. The Corporation’s research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Corporation is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Corporation believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Corporation will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

The Corporation’s insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of the Corporation’s operations and its financial position.

The Corporation is subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although the Corporation believes that it is in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on the Corporation in the future.

The Corporation will need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, adversely affecting the Corporation’s operations.

The Corporation has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Corporation has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Corporation has significant on-going cash expenses and no ability to generate cash from operations. To meet its on-going cash needs the Corporation will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to existing shareholders. The Corporation’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

Future issuance of the Corporation’s common shares will result in dilution to existing shareholders. Additionally, future sales of the Corporation’s common shares into the public market may lower the market price which may result in losses to the Corporation’s shareholders.

As of May 31, 2006, the Corporation had 96,046,465 common shares issued and outstanding. A further 3,300,028 common shares are issuable upon exercise of outstanding stock options and another 6,706,860 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation’s shareholders. The Corporation’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 7,200,000 of the common shares issued and outstanding as of May 31, 2006. Under the plan the Corporation is able to grant an additional 2,954,667 share options as at May 31, 2006. The common shares to be issued upon exercise of the outstanding options and warrants will be freely tradable and not subject to any hold period when issued.

Sales of substantial amounts of the Corporation’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Corporation’s common shares may experience extreme price and volume volatility which may result in losses to the shareholders of the Corporation.

On May 31, 2006, the Corporation’s common shares closed at a price of $1.70 (US$1.59 on the Amex). For the period from June 1, 2005 to May 31, 2006, the high and low trading prices of the Corporation’s common shares on the TSX were $2.37 and $0.83, respectively, with a total trading volume of 71,417,100 shares. For the period from June 1, 2005 to May 31, 2006, the high and low trading prices of the Corporation’s common shares on the Amex were US$2.07 and US$0.66, respectively, with a total trading volume of 21,498,300.

Daily trading volume on the TSX in the Corporation’s common stock for the period from June 1, 2005 to May 31, 2006 has fluctuated, with a high of 4,283,000 shares and a low of 12,300 shares, averaging approximately 283,401 shares. Daily trading volume on the Amex in the Corporation’s common stock for the period from June 1, 2005 to May 31, 2006 has fluctuated with a high of 3,207,600 and a low of nil, averaging approximately 85,311. Accordingly, the trading price of the Corporation’s common stock may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for the Corporation’s products, competition by new products or new innovations, fluctuations in the operating results of the Corporation, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Corporation’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;

  litigation or threat of litigation;

  failure to achieve, or changes in, financial estimates by securities analysts;

  new or existing products or services or technological innovations by the Corporation or its competitors;

  comments or opinions by securities analysts or major shareholders;

  conditions or trends in the pharmaceutical, biotechnology and life science industries;

  significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  results of, and developments in, the Corporation’s research and development efforts, including results and adequacy of, and developments in, its clinical trials and applications for regulatory approval;

  additions or departures of key personnel;

  sales of the Corporation’s common shares, including by holders of the notes on conversion or repayment by the Corporation in common shares;

  economic and other external factors or disasters or crises;

  limited daily trading volume; and

  developments regarding the Corporation’s patents or other intellectual property or that of its competitors.

In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of biotechnology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, because of the limited public float, there may be limited liquidity for the Corporation’s common shares. It is expected that such fluctuations in price and limited liquidity will continue in the foreseeable future which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

There may not be an active, liquid market for the Corporation’s common shares.

There is no guarantee that an active trading market for the Corporation’s common shares will be maintained on Amex or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in the Corporation’s common shares is not active.

If there are substantial sales of the Corporation’s common shares, the market price of the common shares could decline.

Sales of substantial numbers of the Corporation’s common shares could cause a decline in the market price of the common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Corporation’s ability to raise capital and may adversely affect the market price of the common shares.

We may be unable to meet our obligations under our outstanding Credit Facility.

As of August 10, 2006, the Corporation had approximately US$15.84 million of principal indebtedness outstanding under the Credit Facility, which bears interest at one-month LIBOR plus 6.5 percent per annum. The term of the Credit Facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly instalments. There is no guarantee that the Corporation will have adequate resources to meet these obligations on a timely basis.

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

The Corporation is likely to be classified as a “passive foreign investment company” for United States income tax purposes, which could have significant and adverse tax consequences to United States holders of its common shares.

The Corporation was a passive foreign investment company (“PFIC”) in the 2005 taxable year and the Corporation believes there is a significant likelihood that it will be classified as a PFIC in the 2006 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for United States holders of the Corporation’s common shares. It may be possible for United States holders of the Corporation’s common shares to mitigate these consequences by making a so-called “qualified electing fund” election. (See “Taxation” below.)

The Corporation has adopted a shareholder rights plan.

The Corporation has adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of the Corporation’s outstanding common shares, the effect of which may be to deprive its shareholders of a control premium that might otherwise be realized in connection with an acquisition of the common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Lariat was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta) on June 3, 1997. On February 11, 1999, by Certificate of Amendment and Registration of Restated Articles, the Articles of Lariat were amended to remove the private company restriction. Lariat was formed as a Junior Capital Pool company, as defined by, and under the rules of the Alberta Stock Exchange with the expressed intent of acquiring a project or company through a reverse take over. With the exception of this intent and the associated search for potential acquisitions, Lariat had no substantial prior business activities.

Medicure was incorporated by Certificate of Incorporation issued pursuant to the provisions of The Corporations Act (Manitoba) on September 15, 1997. Medicure was continued from Manitoba to Alberta by Certificate of Continuance issued pursuant to the provisions of the Business Corporations Act (Alberta) on December 3, 1999. On December 22, 1999, Medicure and Lariat were amalgamated by Certificate of Amalgamation issued pursuant to the provisions of the Business Corporations Act (Alberta) as Medicure Inc. The Corporation was continued from Alberta to the federal jurisdiction by Certificate of Continuance issued pursuant to the provisions of the Canada Business Corporations Act on February 23, 2000.

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

The Corporation’s current legal and commercial name is Medicure Inc. and its current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1. The Corporation’s head office is located at 4-1200 Waverley Street, Winnipeg, Manitoba, Canada, R3T 0P4.

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

On June 1, 2000 the Corporation licensed the world-wide development and marketing rights (except for Canada) for MC-1, the Corporation’s lead product, to the Corporation’s wholly owned subsidiary, Medicure International Inc.. Medicure International Inc. then entered into a development agreement with CanAm to perform research and development on MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreement have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of the agreement. CanAm is a private Canadian company owned by Marcus Enns, a former employee of the Corporation and Peter de Visser, a former director of the Corporation. Peter de Visser resigned as a director of the Corporation in December 2001.

On July 2, 2004, Medicure International Inc. also entered into a development agreement with CDRI to perform clinical development on MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreement have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of the agreement. CDRI is a private Canadian company owned by Jim Charlton, a former employee of the Corporation.

In August 2006, the Corporation acquired the U.S. rights to its first commercial product, Aggrastat® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for US$19,000,000 plus inventory. To finance the acquisition, the Company entered into the Credit Facility totaling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. The term of the Credit Facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments. The Credit Facility is secured by a security interest in all existing and after-acquired assets of the Company including intellectual property.

Since its amalgamation, the Corporation, directly and through certain research contracts, has been engaged in the research and development of human therapeutic drugs for cardiovascular disease. In certain instances, therapeutics developed by the Corporation may also provide benefit for other diseases. The Corporation’s lead product, MC-1, is based upon scientific discoveries led by Dr. Naranjan S. Dhalla of The Institute of Cardiovascular Sciences and the Department of Physiology, of the Faculty of Medicine, the University of Manitoba in Winnipeg, Manitoba, Canada. The Corporation’s focus is on the clinical development and commercialization of MC-1 for treatment of cardiovascular disease and on the discovery and development of other cardiovascular therapeutics. There is currently an aggregate of 39 full time scientific researchers and support staff who are retained as employees by CanAm and CDRI who are performing the Corporation’s scientific research pursuant to the development agreements.

B. Business Overview

Plan of Operation

The Corporation is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass	Phase II complete
Graft Surgery
MC-1	Acute Coronary Syndrome	Phase II complete*
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

In August 2006, the Corporation acquired the U.S. rights to its first commercial product, Aggrastat® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). Aggrastat®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). Aggrastat® was not being actively promoted at the time of acquisition. The Corporation plans to launch product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization in the first half of fiscal 2007. Aggrastat® is complimentary to the Corporation’s cardiovascular strategy and provides the Corporation with a presence in the marketplace.

The Corporation’s research and development program is currently focused on the clinical development of the Corporation’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

MC-1, the Corporation’s lead product, is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively.

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

It is the Corporation’s intention to actively search for a partnership with a large pharmaceutical company. Such a partnership would conceivably provide funding for Phase III clinical trials, add experience to the product development process and bring in overall marketing expertise. While the Corporation has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Corporation as of the date hereof.

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

The Corporation announced positive results from a MEND-1 Phase II clinical study in January 2003. The MEND-1 trial was a proof of principle study to establish the efficacy and safety of the Corporation’s lead compound, MC-1 as a cardioprotective treatment to reduce damage to the heart associated with acute ischemic and reperfusion injury. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

The primary endpoint, peri-procedural infarct size (as determined by area under the curve (AUC) of CK-MB within 24 hours following initiation of elective PCI) was significantly reduced by approximately 33% in the MC-1 treatment group. The results from the MEND-1 study provided the Corporation with the necessary positive data to proceed with larger, Phase II trial in Coronary Artery Bypass Graft (CABG) procedures.

The MEND-CABG study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from coronary artery bypass graft (CABG) procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Corporation reported positive top-line results up to post-operative day (POD) 30 in December 2005. The results showed that the 250 mg dose of MC-1 had a statistically significant reduction in the composite of events driven by a 46.9% reduction in non-fatal heart attacks (peak CK-MB ?????100ng/ml). Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated. The Corporation plans on initiating the Phase III MEND-CABG II study in the first half of fiscal 2007.

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

Medicure's first combination product is MC-4232, a drug that combines the cardio-protective benefit of MC-1 with the ACE Inhibitor, lisinopril, for the treatment of patients with co-existing diabetes and hypertension and related cardiovascular problems. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects, reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control and reduction in triglyceride levels.

In September 2005, the Corporation announced positive results from the Phase II MATCHED study. The MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) study evaluated MC-1 alone and in combination with an lisinopril encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints. The Corporation plans on initiating further clinical studies as a result of these positive results.

The Corporation has also initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

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

According to the American Heart Association, cardiovascular disease is the most prevalent serious disease in the United States, affecting approximately 71.3 million people.1 According to the American Heart Association, approximately one in three Americans have some form of cardiovascular disease. In 2003, cardiovascular disease was the underlying or contributing causein 58% of all deaths in the United States.2

The Corporation is focusing its initial drug discovery and development efforts on meeting unmet needs in the cardiovascular and stroke market. The Corporation is advancing its lead product, MC-1, through clinical testing with the intention of commercializing it for treatment of (1) ischemic reperfusion injury (associated with common procedures such as angioplasty and coronary bypass surgery and stroke); and (2) myocardial ischemia, including heart attacks, angina and other related disorders.

The Corporation has various compounds currently in early stage research screening. Compounds developed by the chemistry group will be advanced through the following steps based on their successful advancement through early stage screening; (1) in vitro screening, (2) in vivo screening in appropriate disease model, (3) in vivo toxicity screening, (4) dose response confirmation of efficacy testing in vivo, (5) preclinical, GLP toxicity and pharmacokinetics testing, (6) Phase I human testing, (7) Phase II human, (8) Phase III human, and (9) Filing of NDA in United States and NDS in Canada to request the right to commercialize. At the present time the most advanced product is in stage 4 of this testing continuum, but no estimate can be made as to when a certain product may advance to the human clinical testing stage.

As at May 31, 2006, the Corporation had 18 issued United States patents: United States Patent No. 5,504,090, United States Patent No. 5,733,916, United States Patent No. 6,001,842, United States Patent No. 6,051,587, United States Patent No. 6,043,259, United States Patent No. 6,339,085, United States Patent No. 6,417,204, United States Patent No. 6,489,345, United States Patent No. 6,548,519, United

________________________________________
1 American Heart Association, Heart Disease and Stroke Statistics - 2006 Update.

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

It is recognized that cardiovascular treatments have been of great benefit in reducing mortality and morbidity from a range of conditions. The existing cardiovascular drugs can be categorized into several main drug classes, as distinguished by their mechanism of action. Some of the primary drug classes include: ACE Inhibitors (2003 US sales estimated at US$2.8 billion), Angiotensin II Inhibitors (2003 US sales estimated US$2.1 billion), oral anti-platelets (2003 US sales estimated US$2.4 billion), Beta-Blockers (2003 US sales estimated at US$1.6 billion), and Calcium Channel Blockers (2003 US sales estimated at US$4.4 billion), each class has particular benefits as well as an array of alternative products.3 Cross-use of drugs between different types of cardiovascular disease categories makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).

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

________________________________________
3 Sales estimates provided by IMS Health Data, 2003.

The Pharmaceutical Researchers and Manufacturers of America have identified 146 separate products in development for heart disease and stroke in their 2005 Survey: Medicines in Development for Heart Disease and Stroke. A large proportion of products in development are modifications of existing therapeutic classes or new indications for drugs already on the market.

The Corporation’s clinical trials for MC-1 focus on ischemia and ischemic reperfusion injury for cardiovascular diseases and will also focus on stroke. The following tables provide an overview of many of the competitors’ products in development pertaining to Percutaneous Coronary Intervention (PCI) or angioplasty, CABG, ACS and stroke:

PCI: Products in Development4

Product Name	Sponsor	Development Status
Cangrelor	The Medicines Company	Phase III
DX9065a	Daiichi Pharmaceutical	Phase II
SCH 530348	Schering-Plough	Phase II

CABG: Products in Development5

Product Name	Sponsor	Development Status
Angiomax ® (bivalirudin)	The Medicines Company	Phase III
DX-88	Dyax	Phase I/II completed
Integrilin ® (eptifibatide)	Schering-Plough / Millennium Pharmaceuticals	Phase II
MLN2222	Millennium Pharmaceuticals / XOMA	Phase I
TP-10	AVANT Immunotherapeutics	Phase II

ACS: Products in Development6

Product Name	Sponsor	Development Status
Angiomax ® (bivalirudin)	The Medicines Company	Phase III
Arixtra ® (fondaparanix)	GlaxoSmithKline	Phase III
AZD6140	AstraZeneca	Phase III
Cangrelor	The Medicines Company	Phase II
DX9065a	Daiichi Pharmaceutical	Phase II
Prasugrel	Eli Lilly / Sankyo Pharma	Phase III
Ranexa ™ (Ranolazine)	CV Therapeutics	Phase III
rNAPc2	Nuvelo	Phase II
SR123781	Sanofi-Aventis	Phase IIb
VT-111	Viron Therapeutics	Phase II
VX-702	Vertex Pharmaceuticals	Phase II
Vytorin ® (ezetimibe / simvastatin)	Schering-Plough / Merck	Phase III
XRP0673 (otamixaban)	Sanofi-Aventis	Phase II

________________________________________
4 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005; company websites.

5 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005; company websites.

6 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005; company websites.

Stroke: Products in Development7

Product Name	Sponsor	Development Status
234551	GlaxoSmithKline / Shionogi USA	Phase I
737004 / S-0139	GlaxoSmithKline / Shionogi USA	Phase I
Dabigatran etexilate	Boehringer Ingelheim	Phase III
Desmoteplase	Forest Laboratories / Paion	Phase II/III
LJP 1082	La Jolla Pharmaceutical	Phase I/II
ONO-2506	Merck / ONO Pharma USA	Phase II
ReoPro ® (abciximab)	Centocor / Eli Lilly	Phase III
Viprinex ™ (ancrod)	Neurobiological Technologies	Phase III

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

The Corporation’s second clinical candidate, MC-4232, is being developed for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. To date, only one combination product has been developed to address both hypertension and a metabolic function. This product is Caduet ®, a combination of the calcium channel blocker Norvasc ® and the statin Lipitor ®. Caduet ® was approved in 2004. The Pharmaceutical Research and Manufacturers of America Survey of New Medicines in Development for Heart Disease and Stroke 2005 does not identify any other products in development that are taking this approach. While Caduet ® targets hypertension and lipid lowering (primarily LDL cholesterol lowering), it does not address specific metabolic dysfunctions (such as elevated HbA1C) faced by the diabetic population.

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

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR HYPERTENSION8

Product	Company	Type of Drug
Accupril ® (quinapril hydrochloride)	Pfizer	ACE inhibitor
Aceon ® (perindopril erbumine)	Solvay Pharmaceuticals	ACE Inhibitor
Altace ® (ramipril)	Monarch (King)	ACE Inhibitor
Capoten ® (captopril)	Par Pharmaceuticals	ACE inhibitor
Lotensin ® (benazepril hydorchloride)	Novartis	ACE inhibitor
Mavik ® (trandolopril)	Abbott Laboratories	ACE inhibitor
Monopril ® (fosinopril sodium)	Bristol-Myers Squibb	ACE inhibitor
Vasotec ® (enalapril maleate)	Merck	ACE inhibitor

________________________________________
7 Pharmaceutical Researchers and Manufacturers of America, Survey: New Medicines in Development for Heart Disease and Stroke 2005; company websites.

8 Company websites.

Product	Company	Type of Drug
Zestril ® (lisinopril)	AstraZeneca	ACE inhibitor
Atacand ® (candesartan cilexetil)	AstraZeneca	ARB
Avapro ® (irbesartan)	Bristol-Myers Squibb	ARB
Benicar ® (olmesartan medoxomil)	Forest Laboratories	ARB
Cozaar ® (losartan potassium)	Merck	ARB
Diovan ® (valsartan)	Novartis	ARB
Micardis ® (telmisartan)	Boehringer Ingelheim	ARB
Teveten ® (eprosartan mesylate)	Biovail	ARB
Corgard ® (nadolol)	King Pharmaceuticals	Beta blocker
Inderal ® (propranolol hydrochloride)	AstraZeneca	Beta blocker
Lopressor ® (metoprolol tartrate)	Novartis	Beta blocker
Sectral ® (acebutolol hydrochloride)	Dr. Reddy’s Laboratories	Beta blocker
Tenormin ® (atenolol)	AstraZeneca	Beta blocker
Toprol-XL ® (metoprolol succinate)	AstraZeneca	Beta blocker
Covera-HS ® (verapamil hydrochloride)	Pfizer	Calcium channel blocker
Norvasc ® (amlodipine besylate)	Pfizer	Calcium channel blocker
Plendil ® (felodipine)	AstraZeneca	Calcium channel blocker
Procardia ® (nifedipine)	Pfizer	Calcium channel blocker
Sular ® (nisoldipine)	First Horizon	Calcium channel blocker
Tiazac ® (diltiazem hydrochloride)	Forest Laboratories	Calcium channel blocker
Verelan ® (verapamil hydrochloride)	Elan Pharmaceuticals	Calcium channel blocker
Thalitone ® (chlorthalidone)	King Pharmaceuticals	Diuretic
Aldactone ® (spironolactone)	Pfizer	Diuretic / antihypertensive
Aldactazide ® (spironolactone; hydrochlorothiazide)	Pfizer	Diuretic / antihypertensive
Lexxel ® (enalapril maleate; felodipine)	AstraZeneca	Calcium channel blocker / ACE inhibitor
Lotrel ® (amlodipine; benazepril)	Novartis	Calcium channel blocker / ACE inhibitor
Tarka ® (trandolapril; verapamil hydrochloride)	Abbott Laboratories	Calcium channel blocker / ACE inhibitor
Accuretic ® (quinapril HCl; hydrochlorothiazide)	Pfizer	ACE inhibitor / diuretic
Lotensin HCT ® (benazepril hydrochloride; hydrochlorothiazide)	Novartis	ACE inhibitor / diuretic
Monopril HCT ® (fosinopril sodium; hydrochlorothiazide)	Bristol-Myers Squibb	ACE inhibitor / diuretic
Zestoretic ® (lisinopril; hydrochlorothiazide)	AstraZeneca	ACE inhibitor / diuretic
Avalide ® (irbesartan; hydrochlorothiazide)	Bristol-Myers Squibb	ARB / diuretic
Benicar HCT ® (olmesartan medoxomil; hydrochlorothiazide)	Forest Laboratories	ARB / diuretic
Diovan HCT ® (valsartan; hydrochlorothiazide)	Novartis	ARB / diuretic
Hyzaar ® (losartan potassium; hydrochlorothiazide)	Merck	ARB / diuretic
Teveten HCT ® (eprosartan mesylate)	Biovail	ARB / diuretic
Corzide ® (nadolol; bendroflumethiazide)	King Pharmaceuticals	Beta blocker / diuretic
Lopressor HCT ® (metoprolol tartrate; hydrochlorothiazide)	Novartis	Beta blocker / diuretic
Tenoretic ® (atenolol; chlorthalidone)	AstraZeneca	Beta blocker / diuretic

The market for oral diabetic drugs was $5 billion in the US for 2002 (IMS Health Data, Diabetes Therapy Report, 2004). This is the largest drug class within the diabetic market, and had the highest compound annual growth rate between 1998 and 2002.

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR TYPE 2 DIABETES9

Product	Company	Type of Drug
Glucophage ® (metformin hydrochloride)	Bristol-Myers Squibb	Biguanide
Riomet ® (liquid metformin hydrochloride)	Ranbaxy Laboratories	Biguanide
Starlix ® (nateglinide)	Novartis	Meglitinide
Prandin ® (repaglinide)	Novo Nordisk	Meglitinide
Amaryl ® (glimepiride)	Sanofi-Aventis	Sulfonylurea
Glucotrol ® (glipizide)	Pfizer	Sulfonylurea
Diabinese ® (chlorpropamide)	Pfizer	Sulfonylurea
Orinase ® (tolbutamide)	Pfizer	Sulfonylurea
Glynase PresTab ® (micronized glyburide)	Pfizer	Sulfonylurea
Actos ® (pioglitazone hydrochloride)	Takeda Pharmaceuticals / Eli Lilly	Thiazolidinedione
Avandia ® (rosiglitazone maleate)	GlaxoSmithKline	Thiazolidinedione
Precose ® (acarbose)	Bayer	Alpha-glucosidase inhibitor
Glyset ® (miglitol)	Bayer	Alpha-glucosidase inhibitor
Byetta ® (exenatide)	Amylin / Eli Lilly	Incretin mimetic
Symlin ® (pramlintide acetate)	Amylin	Amylin analog
Glucovance ® (metformin hydrochloride; glyburide)	Bristol-Myers Squibb	Biguanide / sulfonylurea
Metaglip ® (metformin hydrochloride; glipizide)	Bristol-Myers Squibb	Biguanide / sulfonylurea
Avandamet ® (metformin hydrochloride; rosiglitazone maleate)	GlaxoSmithKline	Biguanide / thiazolidinedione

The market for drugs to manage hypertriglyceridemia includes fibric acid derivatives (total US sales of $0.7 billion in 2003), statins (total US sales of $13.7 billion in 2003), and niacin (total US sales of $0.3 billion in 2003) (IMS Health Data).

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR
HYPERTRIGLYCERIDEMIA10

Product	Company	Type of Drug
TriCor ® (fenofibrate)	Abbott Laboratories	Fibric acid derivative
Lopid ® (gemfibrozil)	Pfizer	Fibric acid derivative
Lipitor ® (atorvastatin calcium)	Pfizer	Statin
Zocor ® (simvastatin)	Merck	Statin
Crestor ® (rosuvastatin calcium)	AstraZeneca	Statin
Niaspan ® (niacin)	KOS Pharmaceuticals	Niacin

The Corporation has recently purchased the U.S. sales and marketing rights to Aggrastat® Injection (tirofiban hydrochloride). Aggrastat® is a GP IIb/IIIa receptor antagonist which is approved for ACS. Recent figures indicate that U.S. sales of Aggrastat® Injection in the 12 months to May 2006 were $10.8 million (IMS Health Data). Other products currently on the market for the management of ACS are outlined in the table below:

________________________________________
9 American Diabetes Association, Position Statement: Standards of Medical Care in Diabetes, 2005; company websites.

10 American Association of Clinical Endocrinologists, Medical Guidelines for Clinical Practice for the Diagnosis and Treatment of Dyslipidemia and Prevention of Atherogenesis, 2000.

STANDARD OF CARE PHARMACOLOGICAL TREATMENTS FOR ACS11

Product	Company	Type of Drug
Nitroglycerin	Pfizer	Anti-ischemic
Lopressor ® (metoprolol tartrate)	Novartis	Beta-blocker
Inderal ® (propanolol hydrocholride)	AstraZeneca	Beta-blocker
Tenormin ® (atenolol)	AstraZeneca	Beta-blocker
Covera-HS ® (verapamil hydrochloride)	Pfizer	Calcium channel blocker
Aspirin (acetylsalicylic acid)	Bayer	Antiplatelet
Plavix ® (clopidogrel bisulfate)	Bristol-Myers Squibb / Sanofi-Synthelabo	ADP receptor antagonist
Ticlid ® (ticlopidine hydrochloride)	Roche	ADP receptor antagonist
Lovenox ® (enoxaparin sodium)	Sanofi-Aventis	Anticoagulant
Fragmin ® (dalteparin sodium)	Pfizer	Anticoagulant
Integrilin ® (eptifibatide)	Schering-Plough / Millenium Pharmaceuticals	GP IIb/IIIa receptor antagonist
ReoPro ® (abciximab)	Centocor / Eli Lilly	GP IIb/IIIa receptor antagonist

Due to new product developments and potential clinical and preclinical findings, the above tables may not be inclusive of all competitors’ products.

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

C. Organizational Structure

Medicure International Inc., a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.’s head office is located at 2nd Street, Holetown, St. James, Barbados.

Medicure Pharma Inc., a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.

American Cardio Therapeutics Inc., a company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30,

________________________________________
11 American College of Cardiology/American Heart Association, Guideline Update for the Management of Patients with Unstable Angina and Non-ST-Segment Elevation Myocardial Infarction, 2002.

2005. American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.

Medicure Europe Limited, a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of the United Kingdom, on May 19, 2006. Medicure Europe Limited’s registered office is located at City House, 126-130 Hills Road, Cambridge, CB2 1RY.

As at May 31, 2006, Medicure Pharma Inc., American Cardio Therapeutics Inc. and Medicure Europe Limited were involved in no material transactions.

The following diagram illustrates the relationship between the Corporation its subsidiaries:

D. Property, Plants and Equipment

Office Space

The Corporation has use of approximately 4,000 square feet of office space provided by Waverley Business and Science Centre Inc. as part of its business services contract. The office is located in Winnipeg, Manitoba.

Research Facilities

CanAm leases 10,700 square feet of office and laboratory space at a facility in Winnipeg, Manitoba. Biological, chemistry, and analytical research for the Corporation take place at that facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Corporation is an accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities Exchange Commission regarding the Corporation's periodic reports under that Act during the fiscal year ended May 31, 2006 and there are no unresolved comments as of the date of the filing of this Annual Report with the Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2006, May 31, 2005 and May 31, 2004 should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in note 10 to the consolidated financial statements of the Corporation included herein.

Critical Accounting Estimates

The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 10 to the audited consolidated financial statements for the year ended May 31, 2006. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include research and development, the assessment of net recoverable value of intangible assets, and stock-based compensation.

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

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Corporation’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies. On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Corporation expects to derive from the costs incurred to date and the ongoing development plans. Management has reviewed the carrying value of its intangible assets and no adjustment was made to the capitalized costs.

Refundable investment tax credits
The Corporation incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered. As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized. Any adjustments to amounts accrued are recognized as determinable.

Stock-based compensation
The Corporation has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Corporation must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Corporation uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Corporation amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Corporation’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2006 of $745,570 (2005 - $504,878; 2004 - $386,048).

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

The Corporation believes it has sufficient funds on hand to commence Phase III clinical trials involving MC-1. As discussed in Note 1 of the consolidated financial statements of the Corporation, however, the Corporation’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct the remainder of its clinical trials and to successfully commercialize its products. Failure to obtain further financing may require the Corporation to reduce substantially or eliminate expenditures for research and development, testing including further clinical trials, and production and marketing of its proposed products. Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into the first quarter of fiscal 2008.

Year Ended May 31, 2006 Compared to the Year Ended May 31, 2005

Interest and other income for fiscal 2006 totaled $300,000 as compared to $395,000 for fiscal 2005. Interest and other income in fiscal 2006 is lower than fiscal 2005 due to lower average cash and cash equivalents balance. The Corporation anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and development expenditures decreased to $10,219,000 in fiscal 2006 as compared to $13,564,000 for fiscal 2005 and represent 80% of the Corporation’s total expenditures in fiscal 2006. As expected, research and development expenditures were lower as compared to the same periods in fiscal 2005 due to the completion of the Phase II trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232 during fiscal 2006.

The MEND-CABG study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Corporation reported positive top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The Corporation expects to initiate a single confirmatory Phase III study in patients undergoing CABG procedures in the first half of fiscal 2007. The Corporation plans to conduct the trial at over 120 cardiac centres throughout North America and Europe and will be managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. For the year ended May 31, 2006, total expenditures for the MEND-CABG program were $6,116,000 as compared to $9,388,000 in fiscal 2005.

The MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase II trial to determine the optimal dose and endpoint for Phase III development of MC-4232. MATCHED was a randomized, parallel group, crossover, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

For the year ended May 31, 2006, total expenditures for the MATCHED program were $1,768,000 as compared to $1,928,000 in fiscal 2005.

Research and development expenses are expected to increase significantly in fiscal 2007 as compared to fiscal 2006. This increase in expenditures is expected to result from the initiation of the Phase III MEND-CABG study in the first half of fiscal 2007.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, but are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administration expenses totaled $2,858,000 for the year ended May 31, 2006, as compared to $2,256,000 for the year ended May 31, 2005. The overall increase in costs during the fiscal year ended May 31, 2006 as compared to the same period in fiscal 2005 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. The Corporation expects higher levels of general and administrative expenditures in the fiscal year ending May 31, 2007 as compared to the same period in fiscal 2006.

Refundable investment tax credits for fiscal 2006 totaled $478,000 as compared to $553,000 for fiscal 2005. As Medicure is a public company, the federal investment tax credits (“ITCs”) for qualified Scientific Research and Experimental Development (“SR&ED”) expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

The recording of refundable ITCs is solely related to research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

Foreign exchange loss for fiscal 2006 totaled $200,000 as compared to a gain of $64,000 for fiscal 2005. The foreign exchange loss for fiscal year 2006 is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Corporation is the Canadian dollar, the Corporation is holding U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study.

For the year ended May 31, 2006, the Corporation recorded a consolidated net loss of $12,607,000 or $0.17 per share compared to a consolidated net loss of $14,866,000 or $0.22 per share for the year ended May 31, 2005. As discussed above, the consolidated net loss resulted mainly from the Corporation’s ongoing clinical development programs. The Corporation expects to incur a loss next year as it continues to invest in product research and development.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 75,144,764 for the year ended May 31, 2006 from 66,717,715 for the year ended May 31, 2005.

Year Ended May 31, 2005 Compared to the Year Ended May 31, 2004

Interest and other income for fiscal 2005 totaled $395,000 as compared to $445,000 for fiscal 2004. Interest and other income in fiscal 2005 is slightly higher than fiscal 2004. Interest and other income in fiscal 2005 is lower than fiscal 2004 due to lower average cash and cash equivalents balance. The

Corporation anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and development expenditures increased to $13,564,000 in fiscal 2005 as compared to $4,435,000 for fiscal 2004 and represent 89% of the Corporation’s total expenditures in fiscal 2005. As expected, research and development expenditures were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (“CABG”) trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

The Corporation’s 900 patient, MEND-CABG trial reached full enrollment in July 2005. The MEND-CABG study is a Phase II/III placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from CABG procedures. The Phase II portion of the trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (“DCRI”). The study's primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. For the year ended May 31, 2005, total expenditures for the MEND-CABG trial were $8,788,000 as compared to $1,352,000 in fiscal 2004. The costs increased in direct relation to the increase in the number of clinical sites initiated in the study and the associated increase in the number of patients enrolled.

The Corporation will compile and analyze all efficacy and safety endpoints up to postoperative day 30 (“POD 30”), and plans on reporting these results in the fall of 2005. The secondary endpoint of postoperative day 90 (“POD 90”) will follow shortly thereafter.

The initiation of the MEND-CABG trial was based on the Phase II, MEND-1 trial, managed by Duke Clinical Research Institute, which showed that the Corporation's lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the marker cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (“PCI”), and was conducted at four medical centres in Canada and the USA.

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

Foreign exchange gain for fiscal 2005 totaled $64,000 as compared to nil for fiscal 2005. The increase in the foreign exchange gain for the year ended May 31, 2005 is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Corporation is the Canadian dollar, the Corporation is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study.

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

The recording of refundable ITCs is solely related to research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a reduction of research and development expenditures.

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

Cash used in operating activities for fiscal 2006 was $12,678,000, compared to $12,068,000 for fiscal 2005. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items, and amortization of prepaid expenses.

Cash provided by financing activities in fiscal 2006 was $41,252,000, compared to $133,000 in fiscal 2005. The main sources of cash in fiscal 2006 were net proceeds from public and private placement financings of $40,957,000, compared to $nil in fiscal 2005.

On August 19, 2005, the Corporation raised net proceeds of $4,139,000 through a private placement. The placement resulted in the issuance to investors of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares was $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share.

On January 4, 2006, the Corporation raised net proceeds of $10,858,000 through a public offering. A total of 7,750,000 common shares of the Corporation were issued at $1.55 per share.

On May 9, 2006, the Corporation raised net proceeds of $25,960,000 through a private placement. The Corporation issued 16,000,000 common shares at a price of US$1.60, together with warrants, to purchase 4,000,000 additional common shares. The warrants have a five-year term and an exercise price of US$2.10.

The Corporation also raised $252,000 from the exercise of stock options in fiscal 2006, compared to $133,000 in fiscal 2005.

Cash used in investing activities in fiscal 2006 was $1,244,000, compared to $429,000 in fiscal 2005. The increase of $815,000 was mainly due to an increase in patent costs and intangible assets.

As at May 31, 2006, the Corporation had cash and cash equivalents totaling $34,920,000 compared with $7,591,000 at the previous year-end.

These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2006 was 96,046,465 as compared to 66,826,660 at May 31, 2005.

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

While MC-1 and MC-4232 progress through clinical trials, the Corporation will continue the drug development process. This process begins with initial product screening which should produce preliminary candidates for preclinical research. MC-5422 and MC-45308 are such candidates that have moved into the preclinical research stage. Once a drug candidate reaches this stage, it can cost in excess of $1,000,000 to advance it to the clinical trial stage. Ongoing research and development to find preliminary candidates currently costs the Corporation in excess of $1,000,000 per year.

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

At May 31, 2006, the Corporation had net working capital of $34,197,234 compared to net working capital of $5,926,134 at May 31, 2005. During the period ended August 10, 2006, a total of 55,000 stock options were exercised for proceeds of $47,000.

At May 31, 2005, the Corporation had net working capital of $5,926,134 compared to net working capital of $20,525,245 at May 31, 2004. During the period ended August 19, 2005, no additional stock options were exercised.

The Corporation had no long-term debt as of May 31, 2006. Subsequent to May 31, 2006, the Corporation entered into the Credit Facility totalling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. The term of the Credit Facility is over 42 months, with interest accruing at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments. The Credit Facility is secured by a security interest in all existing and after-acquired assets of the Corporation including intellectual property.

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

The Corporation has demonstrated the effectiveness of MC-1 in preclinical in vivo models of cardiovascular disease and Phase I and Phase II clinical trials. Additional preclinical studies may also be performed in order to evaluate other potential uses of MC-1 and to gather other data as may be necessary to support future clinical objectives.

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

For the period from inception on September 15, 1997 to May 31, 2006, the Corporation has expended approximately $36,579,000 net of government assistance and investment tax credits, which aggregate approximately $1,482,000, on the research and development of MC-1, MC-4232 and other compounds.

Patents and Licenses

The Corporation has been issued 18 patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular disease. The Corporation has also filed 24 additional applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The 18 patents issued to the Corporation are as follows:

Patent Number	Issue Date	Title
5,504,090	April 2, 1996	Compositions and methods for the prevention and treatment of ischemia-reperfusion organ injury
5,733,916	March 31, 1998	Prevention and treatment of ischemia- reperfusion and endotoxin-related injury using adenosine and purino receptor antagonists
6,001,842	December 14, 1999	Compositions and methods for use in ischemia- reperfusion and endotoxin-related tissue injury
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,667,315	December 23, 2003	Mimics of MC1
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease

6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics

Patents 5,504,090, 5,733,916 and 6,001,842 are sublicensed by the Corporation from ENDACEA, Inc. ENDACEA, Inc. has the right to sublicense the Sublicensed Patents to the Corporation in accordance with an agreement with the Trustees at the University of Pennsylvania. Pursuant to a Sublicense Agreement dated April 11, 2006, ENDACEA sublicensed the exclusive worldwide use of the patents to the Corporation. Pursuant to the Sublicense Agreement, the Corporation has agreed to pay ENDACEA, Inc. a royalty payment on Net Sales of Sublicensed Products sold worldwide. The Sublicense Agreement commenced on April 11, 2006.

Patents 6,043,259, 6,051,587 and 6,339,085 are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, and an ensuing new License Agreement dated August 30, 1999 (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of Manitoba a royalty payment of 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement commenced on August 30, 1999 and shall terminate:

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

The 24 pending United States patent applications, including those filed with the United States Patent Office as either regular or provisional applications, are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc.

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

On June 1, 2000 the Corporation entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for MC-1, except for Canada, to its wholly owned subsidiary, Medicure International Inc. As consideration for the grant of the license, Medicure International Inc. agreed to pay the Corporation a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of MC-1 (if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on MC-1, or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of MC-1 in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.

Medicure International Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 and CDRI on July 2, 2004 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The term of the development agreements is to expire on the completion of all research and development activities by CanAm and CDRI, and the written acknowledgment by CanAm, CDRI and Medicure International Inc. that no further research projects will be undertaken (see Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management)

The development agreements may be terminated under a number of circumstances and, in any event, by Medicure International Inc. at any time by providing CanAm or CDRI with at least 30 days prior written notice of its intention to terminate, or by CanAm or CDRI at any time by providing Medicure International Inc, with at least 90 days prior written notice of its intention to terminate the development agreement.

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

E. Off-balance Sheet Arrangements

As part of the Corporation’s ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2006, the Corporation was not involved in any unconsolidated SPE transactions.

F. Contractual Obligations

The following tables set forth the Corporation’s contractual obligations as of May 31, 2006:

	Total	Less than 1 year	1-3 years
Operating Lease Obligations	33,198	33,198	-
Purchase Obligations*	3,700,225	3,700,225	-
Other Long-term Obligations	66,000	66,000	-
Total	3,799,423	3,799,423	-

* The timing of expenditures and payments for research and development obligations is largely at the discretion of the Corporation and the agreements may be terminated at any time provided thirty (30) days notice is provided. The development agreements are described in more detail below.

The Corporation and its wholly-owned subsidiary, Medicure International Inc. have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2006, the Corporation incurred an aggregate of $8,428,000 (2005 - $8,985,000) in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at May 31, 2006, the Corporation is committed to fund a further $66,000 related to clinical research agreements with clinical research organizations (“CROs”) and clinical sites. The contracts with the CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Corporation is also liable for the payment of certain pass through costs. As part of these trials, the Corporation also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This “holdback” results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed. In addition, the Corporation has committed to fund a further $3,700,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Corporation and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2006, the Corporation amended development agreements with third parties such that a further $35,000,000 was committed to research and development expenditures. The commitment is not included in the table above.

The Corporation periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Corporation to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Corporation. In some cases, the potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The Corporation has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 4.75% on net sales. To date, no royalties are due and/or payable.

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

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Corporation including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, President, Chairman and Chief Executive Officer

The founder of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba. Dr. Friesen played a key role in founding several health industry companies including Rh Pharmaceuticals (acquired by Cangene Inc.), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc. and KAM Scientific Inc. Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates. Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal. Dr. Friesen previously served as a senior executive of other publicly-traded companies, including a position as President of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.) In addition to his role with the Corporation, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg. Dr. Friesen provides his services to the Corporation through A.D. Friesen Enterprises Ltd., his private consulting corporation. Dr. Friesen devotes substantially all of his time to the Corporation.

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

Gerald P. McDole, Mississuaga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba recently established The Gerry McDole Fellowship in Health Policy and Economic Growth.

Peter Quick, Mill Neck, New York, USA - Director

Mr. Quick currently serves on the Board of Directors for Reckson Associates, the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the American Stock Exchange. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company. Mr. Quick received a bachelor's degree in engineering from the University of Virginia and attended Stanford University's Graduate School of Petroleum Engineering. He was a lieutenant in the United States Navy, and served four years active duty.

Kishore Kapoor, Winnipeg, Manitoba, Canada, CA – Director

Mr. Kapoor is a Corporate Director. He is presently a director of Manitoba Telecom Services Inc., a public company listed on the Toronto Stock Exchange. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP. In his 14 years with KPMG LLP, he specialized in offering clients advice on tax, corporate finance, mergers and acquisitions, and development of corporate strategy in a wide range of industries, including those in the biotechnology sector.

Moray W. Merchant, MBA - Vice-President, Business and Market Development

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

Dawson Reimer, MAES - Vice-President, Operations

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the Corporation's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Corporation at its inception and has been directly employed by the Corporation since 2001. Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, President, Chairman and Chief Executive Officer.

Derek G. Reimer, CA - Chief Financial Officer and Secretary

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

Mr. Jan-Ake Westin - Vice-President, Clinical Development

Mr. Westin has worked as a managing director at two of Canada’s leading CROs: i3 Research and Innovus. In this capacity he has overseen the management of numerous large cardiovascular clinical trials. Mr. Westin spent over 20 years with Astra Pharma Inc., holding such positions as International Clinical Research Manager and Senior Clinical Research Scientist. Mr. Westin served in senior leadership positions with Pharmacia & Upjohn Inc. and Pfizer/Pharmacia Corporation, where he served as Director of Clinical Operations and as Director of Clinical Outsourcing, respectively. Mr. Westin received his M.Sc. (Social Pharmacy) from the University of Uppsala in Sweden. Mr. Westin provides his services through CDRI Inc, which conducts clinical development for Medicure through a dedicated development contract.

Dr. Charles Gluchowski – Vice-President, Research & Development

Dr. Gluchowski received his PhD. in organic chemistry from Texas A&M University. Dr. Gluchowski has been active in the life sciences industry for over 20 years, including extensive experience in both executive and senior scientific positions. His experience includes serving as President and Chief Scientific Officer at Ceretek, a drug discovery company focused on developing novel therapeutics targeting Lipid G-Protein Coupled Receptors (L-GPCRs). He also served as Director of Chemistry at Synaptic Pharmaceutical Corp. where he founded the Chemistry Department and led several drug discovery and development project teams including a Benign Prostatic Hyperplasia project in collaboration with Merck

& Co., Inc. He began his professional career at Allergan, Inc. where he initiated medicinal chemistry programs that led to the discovery and development of Alphagan® and Lumigan® for the treatment of glaucoma. The combined total sales for Alphagan® and Lumigan® in 2005 exceeded USD$400 million. He is the sole or co-inventor on over 75 patents issued in the U.S, and has published over 45 peer-reviewed articles and book chapters. Dr. Gluchowski provides his services to the Corporation’s research and development activities through a consulting contract with CanAm Bioresearch Inc.

Business Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Corporation (see “Directors and Senior Management” under this item).

Moray W. Merchant, MBA - Vice-President, Business and Market Development: Mr. Merchant holds the responsibility for identifying partnering opportunities, leading the strategic planning process and overseeing the commercialization of the Corporation’s cardiovascular products. (see “Directors and Senior Management” under this item).

Dawson Reimer - Vice-President, Operations: Mr. Reimer holds the responsibility of managing the internal operations and functional areas which include project management and strategic planning. (See “Directors and Senior Management” under this item)

Derek G. Reimer, CA - Chief Financial Officer and Secretary: Mr. Reimer participates in the Corporation’s financial management and accounting practices (see “Directors and Senior Management” under this item).

Heather Hlady – Director, Sales and Marketing

Heather Hlady received her B. Sc. in Chemistry from the University of Alberta. Ms. Hlady has over 14 years of pharmaceutical management, sales and marketing experience. Ms. Hlady has spent her career with Jouveinal, Pfizer and most recently, Biovail. Her experience with Jouveinal brought a portfolio of eight different products, including the launch of two products to the market. In 1997, she moved to Pfizer Canada where she was a District Manager for the cardiovascular portfolio. In her role as District

Manager, she managed the sales and performance of the cardiovascular product budgets, marketing and promotion, and was involved in the launch of two products to the market. Ms. Hlady holds the responsibility for the launch of the sales and marketing teams for Aggrastat® in the US, the branding and marketing of Medicure as a company, and for creating a dynamic and strategic plan for the extension of the product line.

Scientific Management

Dr. Naranjan S. Dhalla - Chief Scientific Officer

Dr. Dhalla participates in the scientific management of the Corporation under the title Chief Scientific Officer. The principal inventor of MC-1, Dr. Dhalla recently retired as Distinguished Professor and Director, Institute of Cardiovascular Sciences, St. Boniface General Hospital Research Centre, Faculty of Medicine, University of Manitoba. Dr. Dhalla is an internationally recognized cardiovascular researcher who has received 59 honours and awards including the Research Achievement Award of the Canadian Cardiovascular Society, The Upjohn Award of the Pharmacological Society of Canada, Honorary Professorship at several universities, the Order of the Buffalo Hunt from the Province of Manitoba, and the Order of Canada. Professionally, Dr. Dhalla has been actively promoting the scientific basis of cardiology for over 25 years.

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

Mr. Jan-Ake Westin - Vice-President, Clinical Development

Mr. Westin will be responsible for the design and management of clinical studies for Medicure’s lead compound, MC-1, and for the clinical aspects of other business development and research projects. Mr. Westin provides his services to the Corporation's research and development activities through a consulting contract with CDRI Inc. (see “Directors and Senior Management” under this item).

Dr. Charles Gluchowski – Vice-President, Research & Development

Dr. Gluchowski will be responsible for the preclinical development for Medicure’s lead preclinical compounds, including, MC-45302 and MC-5422, and for other research projects. Dr. Gluchowski provides his services to the Corporation’s research and development activities through a consulting contract with CanAm Bioresearch Inc. (see “Directors and Senior Management” under this item).

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

Dr. Deborah Douglas – Director of Physiology

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

Dr. Marjorie Zettler – Director of Scientific Affairs

Dr. Zettler received her Ph.D. in Physiology from the University of Manitoba. Her research, which was carried out in the Division of Stroke and Vascular Disease at the St. Boniface Research Centre, focused on mechanisms of cardiovascular disease progression. Dr. Zettler has authored several peer-reviewed papers and is the recipient of numerous research awards. Dr. Zettler provides her services to Medicure through an employment agreement with CDRI Inc.

Dr. Paul Armstrong - Clinical Consultant

Dr. Armstrong, Chair of the Advisory Board, is Professor in the Department of Medicine, University of Alberta in Edmonton. Dr. Armstrong is an internationally recognized cardiologist and clinical investigator with extensive expertise in the design and conduct of clinical trials focused on acute ischemic syndromes and congestive heart failure. Dr. Armstrong has published widely and served as a senior advisor to major organizations and industry. Since June 1, 2000, Dr. Armstrong provides services to the Corporation’s research and development activities through a consulting contract with CDRI Inc.

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

Dr. A. Michael Lincoff

Dr. Lincoff is an interventional cardiologist in the Cleveland Clinic Department of Cardiovascular Medicine and a staff cardiologist in the Joseph J. Jacobs Center for Thrombosis and Vascular Biology, Department of Molecular Cardiology at the Cleveland Clinic Research Institute. Dr. Lincoff’s specialty interests focus on high-risk and complex coronary angioplasty, preventing restenosis, treating acute coronary syndromes and acute myocardial infarction, and developing antithrombotic therapy during coronary intervention.

B. Compensation

No compensation of any kind was paid to the directors and executive officers of the Corporation during the year ended May 31, 2006, except as follows:

On October 1, 2001, a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003 and October 1, 2005. For the year ended May 31, 2006, the Corporation paid A.D. Friesen Enterprises Ltd., $191,667 in consulting compensation. Dr. Friesen is also eligible for an annual bonus, if certain objectives of the Corporation are met, as determined by the Board of Directors.

Moray Merchant serves the Corporation as Vice President, Market and Business Development and received a salary of $158,333 payable in equal semi-monthly instalments in fiscal 2006.

Dawson Reimer serves the Corporation as Vice President, Operations and received a salary of $84,167 payable in equal semi-monthly instalments in fiscal 2006.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary and received a salary of of $108,333 payable in equal semi-monthly installments in fiscal 2006.

During the year ended May 31, 2006, the Corporation paid directors a total of Nil (Year ended May 31, 2005: Nil; Year ended May 31, 2004: Nil; Year ended May 31, 2003: Nil; Year ended May 31, 2002: Nil) for consulting fees.

Additionally, the Corporation provides its directors $1,500 for each quarterly board meeting they personally attend ($750 via telephone), and $750 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend. The Corporation does not provide any cash compensation for its directors who are also officers of the Corporation for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Corporation.

C. Board Practices

The Board of Directors presently consists of five directors. Three directors were at the Corporation’s annual and special meeting of the shareholders held on October 25, 2005. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000, Dr. William A. Cochrane has served as a director of the Corporation since October 2000 and resigned as of June 28, 2006. Gerald McDole has served as a director of the Corporation since January 2004. On June 29, 2005, James G. Umlah resigned as a member of its board of directors due to increasing business commitments. Peter Quick was appointed on November 29, 2005 and Kishore Kapoor was appointed on June 28, 2006, subject to regulatory approval.

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Corporation is required to have an Audit Committee. As at the date hereof, the members of the Audit and Finance Committee is comprised of four independent directors: Kishore Kapoor (Chair), Dr. Arnold Naimark, Gerald McDole and Peter Quick. The relevant experience of each member is described above. (See “Item 6. Directors, Senior Management and Employees”) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

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

AUDIT AND FINANCE COMMITTEE CHARTER

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit and Finance Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of its financial statements, and thereby assist the Board in monitoring (1) the integrity of the financial statements of the Corporation, (2) compliance by the Corporation with ethical policies and legal and regulatory requirements related to financial reporting, (3) the appointment, compensation, qualifications, independence and performance of the Corporation’s internal and external auditors, (4) the performance of the Corporation's independent auditors, and (5) performance of the Corporation's internal controls and financial reporting process.

The Audit and Finance Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit and Finance Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Corporation, its independent legal counsel or independent auditor to attend a meeting of the Audit and Finance Committee or to meet with any members of, or consultants to, the Audit and Finance Committee. The Audit and Finance Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors.

The Corporation's independent auditor is ultimately accountable to the Board of Directors and to the Audit and Finance Committee, who, as representatives of the Corporation's shareholders, have the authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit and Finance Committee must maintain free and open communication between the Corporation's independent auditors, Board of Directors and Corporation management. The responsibilities of a member of the Audit and Finance Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit and Finance Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit and Finance Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit and Finance Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Corporation’s Code of Ethics. Any responsibilities that the Audit and Finance Committee has the power to act upon, may be recommended to the Board to act upon.

MEMBERSHIP

The membership of the Audit and Finance Committee will be as follows:

The Committee shall consist of a minimum of three members of the Board of Directors, appointed from time to time, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Corporation's annual Information Circular.

The Board will elect, by a majority vote, one member as chairperson.

The members of the Audit and Finance Committee will meet all independence and financial literacy requirements of The American Stock Exchange, The Toronto Stock Exchange, Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Corporation.

A member of the Audit and Finance Committee may not, other than in his or her capacity as a member of the Audit and Finance Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Corporation, and may not be an affiliated person of the Corporation or any subsidiary thereof.

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

Whistleblower Mechanism

Adopt and review annually a procedure through which employees and others can anonymously inform the Audit and Finance Committee regarding any concerns about the Corporation's accounting, internal accounting controls or auditing matters. The procedure shall include responding to and the retention of, any such complaints.

Legal Responsibilities

Perform such functions as may be assigned by law, by the Corporation's certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

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

Engagement Procedures for Audit and Non-audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Corporation's shares are traded including any of the following ten types of non-audit services:

Bookkeeping or other services related to accounting records or financial statements of the Corporation;

Financial information systems design and implementation consulting services;

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

Actuarial services;

Internal audit outsourcing services;

Any management or human resources function;

Broker, dealer, investment advisor, or investment banking services;

Legal services;

Expert services related to the auditing service;

and Any other service the Board of Directors determines is not permitted.

Hiring Practices

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Corporation or an affiliate, is hired by the Corporation as a senior officer until at least 3 years after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall annually include:

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Corporation, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

Considering and discussing with the independent auditor any relationships or services provided to the Corporation, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor and evaluate whether it is appropriate to rotate the independent auditor on a regular basis.

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

Restrictions

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors' review and examination of the Corporation's accounts.

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

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations:

The Corporation's audited and unaudited financial statements and related notes;

The Corporation's MD&A and news releases related to financial results;

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

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Corporation's annual report.

Review, discuss with management and approve annual and interim quarterly financial statements prior to public disclosure. The chairperson of the Audit and Finance Committee may represent the entire Audit and Finance Committee for purposes of this review.

Review and discuss with management and the independent auditor the adequacy of the Corporation's internal accounting and financial controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Corporation.

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Audit and Finance Committee or any of these groups believe should be discussed privately with the Audit and Finance Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Corporation and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Corporation's financial reports.

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Corporation's financial statements.

Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

Review with the Corporation's General Counsel legal matters that may have a material impact on the financial statements, the Corporation's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

Review filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Corporation's financial statements.

Review, with management and the independent auditor, prior to filing with regulatory bodies, the interim quarterly financial reports (including related notes and MD&A) at the completion of any review engagement or other examination. The chairperson of the Audit and Finance Committee may represent the entire Audit and Finance Committee for purposes of this review.

RISK ASSESSMENT

Meet periodically with management to review the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board of Directors from time to time.

Review and discuss with management, and approve changes to, the Corporation's Corporate Treasury Policy.

ADOPTION OF CHARTER

This charter was originally adopted by the Board of Directors on August 23, 2004 and is reviewed and amended as necessary on an annual basis.

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Corporation. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole, Peter Quick, and Kishore Kapoor, none of whom is a current or former executive officer of the Corporation. The Committee meets at least once a year.

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

The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officer’s suggestions regarding the salaries and incentive compensation for senior officers of the Corporation. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary.

The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on our website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, CanAm and CDRI have a combined staff of 39 research scientists, technicians and staff dedicated solely to the Corporation’s research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B. Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2006.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	7,662,099(1)	7.98%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	Kishore Kapoor	Nil	Nil
Common shares	Derek G. Reimer	29,500	0.03%
Common shares	Moray Merchant	Nil	Nil
Common shares	Dawson Reimer	199,735	0.20%
Common shares	Jan-Ake Westin	Nil	Nil
Common shares	Dr. Charles Gluchowski	Nil	Nil

1)

Dr. Albert Friesen holds 427,900 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., a private company wholly- owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2006. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	100,000 150,000	$1.63 $1.65	January 5, 2009 December 6, 2015
Dr. Arnold Naimark	100,000 50,000 35,000	$1.10 $1.10 $1.65	December 15, 2007 August 12, 2008 December 6, 2015
Gerald P. McDole	100,000 75,000	$1.63 $1.65	January 16, 2009 December 6, 2015
Peter Quick	100,000	$1.65	December 6, 2015
Kishore Kapoor	Nil	N/A	N/A
Derek G. Reimer	90,000 30,000 45,000	$0.80 $1.63 $1.65	February 4, 2007 January 5, 2009 December 6, 2015
Moray Merchant	100,000 100,000 25,000	$1.65 $1.12 $1.65	September 22, 2008 August 23, 2009 December 6, 2015
Dawson Reimer	20,000 30,000 65,000	$1.10 $1.63 $1.65	August 12, 2008 January 5, 2009 December 6, 2015
Jan-Ake Westin	Nil	N/A	N/A
Dr. Charles Gluchowski	Nil	N/A	N/A

The Corporation has established an Incentive Stock Option Plan (the ‘‘Plan’’) for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX. Each option entitles the holder thereof to purchase one (1) Common Share of the Corporation on the terms set forth in the Plan and in such purchaser’s specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation’s Common Shares are listed for trading.

The number of Common Shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 7,200,000 of the issued and outstanding Common Shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2006, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a brokerage clearing house that owns 74,214,997 (77.3%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2) Winnipeg, Manitoba	7,662,099(1)	7.98%

Notes:

(1)	Amount of shares as of May 31, 2006.
(2)

Dr. Albert Friesen holds 427,900 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

As of July 19, 2006, there were 1,170 shareholders of record in the United States holding a total of 14,964,840 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2006, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 7,901,334 (or 8.23% of common shares).

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly installments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2006, the Corporation paid a total of $191,667 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2005, the Corporation paid a total of $175,000 to A.D. Friesen Enterprises Ltd. For the year ended May 31, 2004, the Corporation paid a total of $166,667 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. The lease agreement was subsequently amended on March 15, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage. During fiscal 2006, $25,763 was paid in excess of minimum rental payments for overhead costs. The agreement is for a five year term, expiring on February 28, 2007.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Attached hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2006, 2005 and 2004. The consolidated financial statements including related notes are accompanied by the report of our independent registered public accounting firm, KPMG LLP.

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

B. Significant Changes

Since May 31, 2006, the date of the most recent financial statements, no significant changes have occurred with the exception of the following:

In August 2006, the Corporation acquired the rights to Aggrastat® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for total cash consideration of US$19 million plus inventory from MGI Pharma Inc. Aggrastat®, a glycoprotein (GP) IIb/IIIa inhibitor, is used for the treatment of acute coronary syndrome (ACS) including unstable angina and non-Q-wave myocardial infarction. To finance the acquisition, the Corporation entered into Credit Facility totaling

US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. The term of the Credit Facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments. The Credit Facility is secured by a security interest in all existing and after-acquired assets of the Corporation including intellectual property.

ITEM 9. THE OFFERING AND LISTING

A. Offer and Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange (“TSX”) under the symbol “MPH” and The American Stock Exchange (“Amex”) under the symbol “MCU”. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex (1)	Amex (1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2006	2.37	0.83	2.07	0.66
May 31, 2005	1.87	0.65	1.37	0.57

Fiscal Quarter Ended
May 31, 2006	2.37	1.52	2.07	1.41
February 28, 2006	1.85	1.32	1.70	1.15
November 30, 2005	1.44	0.85	1.17	0.72
August 31, 2005	1.20	0.83	0.95	0.66
May 31, 2005	1.20	0.65	0.95	0.57
February 28, 2005	1.09	0.78	0.89	0.62
November 30, 2004	1.24	0.80	1.00	0.65
August 31, 2004	1.82	1.10	1.37	0.85
May 31, 2004	2.73	1.42	2.06	1.10
February 29, 2004	2.85	1.19	2.14	1.60
November 30, 2003	1.84	1.20	N/A	N/A
August 31, 2003	1.39	0.73	N/A	N/A

Month
June 2006	1.79	1.27	1.60	1.20
May 2006	2.06	1.52	1.87	1.41
April 2006	2.19	1.76	1.91	1.55
March 2006	2.37	1.70	2.07	1.47
February 2006	1.79	1.54	1.57	1.34
January 2006	1.83	1.40	1.58	1.20

Note:

(1)	The Corporation commenced trading on the American Stock Exchange on February 17, 2004.

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

a)

Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc. (CDRI) dated July 2, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International.

b)	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation.
c)	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation.
d)	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation.
e)	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation.
f)	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc.
g)	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation.
h)	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006.
i)	Amendment to Development Agreement dated July 2, 2004 between Medicure International Inc. and Clinical Development Research Institute Inc. dated July 4, 2006.
j)	Amended Stock Option Plan approved October 25, 2005.

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

E. Taxation

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Corporation entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2009, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Corporation is incorporated in a possession of the U.S., (b) the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a “passive foreign investment company” (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Corporation expects that it will be a “passive foreign investment company” for its current taxable year, and the Corporation expects that it will be a “passive foreign investment company” for one or more subsequent taxable years. (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Corporation” below). Accordingly, the Corporation does not expect to be a QFC for its current taxable year, and the Corporation may not be a QFC for subsequent taxable years.

If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction”. The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Corporation is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Corporation generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Corporation expects that it will be a PFIC for its current taxable year, and the Corporation expects that it will be a PFIC for one or more subsequent taxable years. The determination of whether the Corporation will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Corporation will be a PFIC for its current taxable and each subsequent taxable year depends on the assets and income of the Corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Corporation beginning after December 31, 1986 for which the Corporation was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Corporation is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Corporation was a PFIC.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Shares in which the Corporation is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if the Corporation was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date. The “qualification date” is the first day of the first taxable year in which the Corporation was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Corporation qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Corporation, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Corporation is a PFIC.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Corporation is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

The Corporation currently intends to provide, for each taxable year that the Corporation is a PFIC, each U.S. Holder that has made a QEF Election with (a) a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) and (b) all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934 (the “Exchange Act”), or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident or deemed to be in Canada, deals at arm’s length and is not affiliated with us for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Customs and Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. The tax liability of a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of our voting stock at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and Amex) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of our capital stock.

If the Common Shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the Common Shares do not derive their value principally from real property situated in Canada.

Canadian Federal Income Tax Consequences

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

I. Subsidiary Information

Not applicable

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

As disclosed above, subsequent to year-end the Corporation incurred significant debt in connection with its acquisition of the rights of Aggrastat® in the United States and its territories. As this debt bears interest at a fluctuating rate, the Corporation is now exposed to interest rate risk.

FOREIGN EXCHANGE RISK

The Corporation’s primary currency of operations is the Canadian dollar. However, the Corporation has expenditures and holds investments denominated in a foreign currency. In fiscal 2006, it is estimated that approximately 15% of the Corporation’s expenditures were denominated in a foreign currency. To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes to mitigate the impact of foreign exchange fluctuations on these costs.

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2006, Dr. William A. Cochrane, a non-employee director, was a member of the audit committee of the Corporation. Dr. Cochrane resigned from the audit committee on June 28, 2006 and Mr. Kishore Kapoor, a non-employee director, was appointed to the committee on June 28, 2006. The board of directors of the Corporation has determined that both Dr. Cochrane and Mr. Kapoor (i) qualify as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) are independent as defined by Rule 121A of the Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

(a) Audit fees	2006	2005
	$54,835	$26,240

Audit fees consist of fees paid for the audit of the Corporation’s annual financial statements.

(b) Audit-related fees	2006	2005
	$64,542	$ -

Audit-related fees consist of fees paid for the review of the Corporation’s interim financial statements and for services associated with the issuance of prospectuses.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2006 or 2005.

(d) All other fees	2006	2005
	$71,292	$13,200

All other fees consist of fees paid for translation services and assistance with Sarbanes-Oxley compliance planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 10 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Deficit Accumulated During the Development Stage;
4.	Consolidated Statements of Cash Flows; and
5.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.
(A Development Stage Enterprise)

Years ended May 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. (a Development Stage Enterprise) as at May 31, 2006 and 2005 and the consolidated statements of operations and deficit accumulated during the development stage and cash flows for each of the years in the three year period ended May 31, 2006 and for the period cumulative from inception on September 15, 1997 to May 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2006 and for the period cumulative from inception on September 15, 1997 to May 31, 2006, in conformity with Canadian generally accepted accounting principles.

As discussed in note 2(f) to the consolidated financial statements, the company changed its method of accounting for stock-based compensation in fiscal 2004.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 10 to the consolidated financial statements.

(signed) “KPMG LLP”

Chartered Accountants

Winnipeg, Canada

June 30, 2006, except as to note 11, which is
     as of August 9, 2006

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	May 31,	May 31,
	2006	2005

Assets

Current assets:
Cash and cash equivalents	$34,920,433	$7,590,918
Accounts receivable	458,424	469,766
Research advance (note 7)	200,000	200,000
Prepaid expenses	262,716	398,204
	35,841,573	8,658,888

Property and equipment (note 3)	50,663	81,002

Intangible assets (note 4)	2,921,841	1,332,969

	$38,814,077	$10,072,859

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,644,339	$2,732,754

Shareholders’ equity:
Capital stock (note 5):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
96,046,465 common voting shares
(2005 - 66,826,660)	81,226,634	39,864,296
Contributed surplus [note 5(c)]	2,070,670	996,301
Deficit accumulated during the development stage	(46,127,566)	(33,520,492)
	37,169,738	7,340,105

Nature of operations (note 1)
Commitments and contingency (note 7)
Subsequent events (notes 7 and 11)

	$38,814,077	$10,072,859

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2006	2005	2004	May 31, 2006

Revenue:
Interest and other income	$299,737	$394,784	$445,461	$1,782,541

Expenses:
General and administrative	2,858,443	2,256,499	1,958,222	10,867,414
Research and
development (note 7)	10,219,025	13,564,069	4,435,320	38,060,645
Research and development -
government assistance	–	–	–	(261,741)
Research and development -
investment tax credits	(478,473)	(553,335)	–	(1,220,120)
Amortization	107,379	57,874	41,005	327,885
	12,706,374	15,325,107	6,434,547	47,774,083

Other expenses (income):
Foreign exchange loss (gain)	200,437	(64,413)	–	136,024

Loss for the period	(12,607,074)	(14,865,910)	(5,989,086)	(46,127,566)

Deficit accumulated during the
development stage,
beginning of period	(33,520,492)	(18,654,582)	(12,665,496)	–

Deficit accumulated during
the development stage,
end of period	$(46,127,566)	$(33,520,492)	$(18,654,582)	$(46,127,566)

Basic and diluted loss per
share	$(0.17)	$(0.22)	$(0.11)

Weighted average number of
common shares used in computing
basic and diluted loss per share	75,144,764	66,717,715	55,738,716

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Cumulative from
				inception on
	Year ended	Year ended	Year ended	September 15,
	May 31,	May 31,	May 31,	1997 to
	2006	2005	2004	May 31, 2006

Cash provided by (used in):

Operating activities:
Loss for the period	$(12,607,074)	$(14,865,910)	$(5,989,086)	$(46,127,566)
Adjustments for:
Amortization of property and
equipment and intangible
assets	107,379	57,874	41,005	327,885
Write-off of property and equipment	17,212	–	–	17,212
Stock-based compensation	745,570	504,878	386,048	1,741,871
Change in the following:
Accounts receivable	11,342	(191,669)	(198,553)	(433,778)
Prepaid expenses	135,488	512,133	(855,289)	(262,716)
Research advance	–	–	–	(200,000)
Investment tax credit receivable	–	–	–	35,770
Accounts payable and
accrued liabilities	(1,088,415)	1,915,179	463,667	1,620,030
	(12,678,498)	(12,067,515)	(6,152,208)	(43,281,292)

Investing activities:
Acquisition of property and equipment	(19,671)	(42,796)	(21,731)	(219,320)
Cash of acquired business at
acquisition	–	–	–	727,005
Intangible assets	(1,224,223)	(386,157)	(231,205)	(2,638,443)
	(1,243,894)	(428,953)	(252,936)	(2,130,758)

Financing activities:
Issuance of common shares,
net of share issue costs	41,251,907	133,000	22,229,074	79,633,819
Change in due to related parties	–	–	–	698,664
	41,251,907	133,000	22,229,074	80,332,483

Increase (decrease) in cash and cash
equivalents	27,329,515	(12,363,468)	15,823,930	34,920,433

Cash and cash equivalents, beginning
of period	7,590,918	19,954,386	4,130,456	–

Cash and cash equivalents, end of
period	$34,920,433	$7,590,918	$19,954,386	$34,920,433

Non-cash transactions:
Interest paid during the period	$–	$–	$–	$10,306
Value assigned to shares issued
as consideration for acquisition
of Medicure, net of cash acquired
of $727,005	–	–	–	755,379
Value assigned to stock options
granted as consideration for
acquisition of intellectual property
from third party (note 4)	439,230	–	–	439,230
Value assigned to placement agent’s
stock-based compensation related
to August 19, 2005 private placement
[note 5(b)]	42,758	–	–	42,758

See accompanying notes to consolidated financial statements.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

1.	Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead products, MC-1 and MC-4232. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2006, the company has expended approximately $36,579,000 net of government assistance and investment tax credits, which aggregate approximately $1,482,000, on the research and development of MC-1, MC-4232 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products. Subsequent to May 31, 2006, the company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) as disclosed in note 11.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 10 to the consolidated financial statements.

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

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(c)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight- line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

(e)	Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and intangible assets, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, Impairment of Long-Lived Assets, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

(f)	Stock-based compensation:

The company has a stock option plan [note 5(d)] for its directors, management, employees and consultants. The company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period [note 5(d)].

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(g)	Government assistance and investment tax credits:

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

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(c) and (d).

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

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(j)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. For all periods presented, all potential common shares have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

	(k)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

	(l)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Property and equipment:

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Computer equipment	$91,629	$76,156	$15,473
Office equipment	43,199	14,303	28,896
Leasehold improvements	20,671	14,377	6,294

	$155,499	$104,836	$50,663

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

3.	Property and equipment (continued):

		Accumulated	Net book
May 31, 2005	Cost	amortization	value

Computer equipment	$75,737	$56,332	$19,405
Office equipment	41,398	8,048	33,350
Scientific equipment	63,822	43,679	20,143
Leasehold improvements	18,693	10,589	8,104

	$199,650	$118,648	$81,002

4.	Intangible assets:

		Accumulated	Net book
May 31, 2006	Cost	amortization	value
Technology license	$1,162,780	$29,470	$1,133,310
Patents	1,935,502	146,971	1,788,531
	$3,098,282	$176,441	$2,921,841

		Accumulated	Net book
May 31, 2005	Cost	amortization	value
Patents	$1,434,828	$101,859	$1,332,969

During the year ended May 31, 2006, the company acquired several U.S. and European patents from a third party for purinoceptor antagonists and adenosine receptor antagonists for the treatment of ischemic reperfusion injury pursuant to a sub-licensing agreement. Terms of the agreement included a cash fee of US$500,000, stock options having an estimated fair value at the date of grant of $439,230 and a royalty on future sales of products claimed in the licensed patents.

5.	Capital stock:

(a)	Authorized:

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

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

5.	Capital stock (continued):

(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2003	38,509,864	$17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	39,731,296

Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	39,864,296

Private placement for cash on August 19, 2005,
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006,
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482

Balance at May 31, 2006	96,046,465	$81,226,634

Share issue costs include non-cash charges of $42,758 related to placement agent’s warrants granted as compensation for the August 19, 2005 private placement.

(c)	Contributed surplus:

Balance, May 31, 2003	$105,375

Options granted	386,048
Balance, May 31, 2004	491,423

Options granted	504,878
Balance, May 31, 2005	996,301

Options granted	1,184,800
Placement agent’s warrants granted	42,758
Options exercised - transferred to capital stock	(153,189)

Balance, May 31, 2006	$2,070,670

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

5.	Capital stock (continued):

	(d)	Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the company’s stock options is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Balance, beginning
of year	2,372,333	$ 1.17	2,307,033	$ 1.11	2,137,033	$ 0.85
Granted	1,308,000	1.76	1,075,000	1.18	935,000	1.44
Exercised	(264,305)	0.96	(180,000)	0.74	(675,000)	0.74
Cancelled or expired	(116,000)	1.32	(829,700)	1.10	(90,000)	1.18

Balance, end of year	3,300,028	$ 1.41	2,372,333	$ 1.17	2,307,033	$ 1.11

Options exercisable,
end of year	1,709,685		977,334		1,327,032

	2006	2005	2004

Weighted average fair value per unit of
options granted during the year at
market value on grant date	$ 1.27	$ 0.49	$ 0.92
Weighted average fair value per unit of
options granted during the year at above
market value on grant date	0.34	0.41	–

The table above includes 355,000 (2005 - 170,000; 2004 - 275,000) options granted to employees, of which $138,010 was charged to contributed surplus in fiscal 2006 (2005 -$36,763; 2004 - $97,790).

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

5.	Capital stock (continued):

Options outstanding at May 31, 2006 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.75 - 1.95	3,050,028	4.9 years	$ 1.31	1,709,685
2.20 - 2.75	250,000	4.1 years	2.53	–

	3,300,028		$ 1.41	1,709,685

The compensation expense related to stock options granted under the stock option plan during fiscal 2006 aggregated $745,570 (2005 - $504,878; 2004 - $386,048). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected option life	7.0 years	4.0 years	5.0 years
Risk-free interest rate	4.05%	3.61%	3.89%
Dividend yield	–	–	–
Expected volatility	72.70%	70.57%	77.30%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance. The company recognizes the effect of forfeitures on unvested options as they occur.

(e)	Warrants:

		Exercise		Granted		Granted
Issued	Original	price	May 31,	(Exercised)	May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2004	(Cancelled)*	2005	(Cancelled)*		2006

Private placements:
629,834 units	629,834	$1.00	502,403	–	502,403	(502,403	)*	–
(June 26, 2005)
104,110 units	104,110	1.18	–	–	–	104,110		104,110
(August 19, 2008)
2,602,750 units	2,602,750	1.18	–	–	–	2,602,750		2,602,750
(August 19, 2010)
4,000,000 units	4,000,000	US 2.10	–	–	–	4,000,000		4,000,000
(May 9, 2011)

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

5.	Capital stock (continued):

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

6.	Income taxes:

Significant components of the company’s future tax assets and liabilities are as follows:

	2006	2005

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$1,486,000	$1,572,000
Investment tax credits	991,000	1,002,000
Share issue costs	1,215,000	234,000
Operating losses carried forward	2,818,000	1,340,000
Other	91,000	110,000
	6,601,000	4,258,000

Less valuation allowance	(6,601,000)	(4,258,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2006	2005	2004

Loss for the year:
Canadian	$2,951,941	$1,796,998	$1,633,921
Foreign	9,655,133	13,068,912	4,355,165

	$12,607,074	$14,865,910	$5,989,086

Canadian federal and provincial income taxes
recovery at 35% (2005 - 37.1%; 2004 -
37.1%)	$4,412,000	$5,518,000	$2,223,000
Foreign tax rate differential	(3,138,000)	(4,524,000)	(1,508,000)
Permanent differences	(265,000)	(196,000)	(150,000)
Change in statutory rates	(46,000)	(68,000)	(284,000)
Valuation allowance	(1,157,000)	(730,000)	(281,000)
Other	194,000	–	–

	$–	$–	$–

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

6.	Income taxes (continued):

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rate (2.5 percent) in Barbados that is applicable to losses incurred by its wholly-owned subsidiary, Medicure International Inc.

At May 31, 2006, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $5,498,135 and $35,746,132, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2016.

7.	Commitments and contingency:

(a)

The company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2006, the company incurred an aggregate of $8,427,566 (2005 - $8,984,509; 2004 - $3,953,118) in expenditures under these agreements which is included in research and development expenses in the statement of operations. As at May 31, 2006, the company is committed to fund a further $66,019 (2005 - $2,047,682) related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The company is also liable for the payment of certain pass through costs. As part of these trials, the company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the company has committed to fund a further $3,700,225 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2006, the company amended the development agreements such that a further $35 million was committed in maximum direct research and development expenditures.

As at May 31, 2006, the company has provided a research advance of $200,000 (2005 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

7.	Commitments and contingency (continued):

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

The company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 4.75 percent on net sales. To date, no royalties are due and/or payable.

(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2007	$33,198

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

8.	Related party transactions:

During the year ended May 31, 2006, the company paid companies controlled by a director, a total of $267,569 (2005 - $243,548; 2004 - $228,794) for office rent, property and equipment, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

9.	Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

10.	Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, the patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2006, 2005 and 2004, research and development expense would have increased by $1,663,453, $386,157 and $231,205, respectively. Under U.S. GAAP, the amortization expense to be added back is $74,582 for the year ended May 31, 2006 (2005 - $29,878; 2004 - $17,979).

(b) Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2006, 2005 and 2004. A total of $17,212 (2005 - nil; 2004 - nil) in scientific equipment was written off during the year under Canadian GAAP that was expensed in a prior year under U.S. GAAP. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2006, 2005 and 2004 is $2,933, $4,587 and $5,715, respectively.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

10.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Stock options - stock-based compensation costs:

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

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2006, 2005 and 2004 of approximately nil, $8,392 and $25,588, respectively.

	(d)	Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. An increase to capital stock and a compensation expense, however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2006, 2005 and 2004 of nil.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

10.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements:

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model (SFAS 123R). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. SFAS 123R requires forfeitures be estimated at the time of grant.

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that began after June 15, 2005 and will be adopted by the company effective June 1, 2006. Additionally, SAB 107 discusses disclosures to be made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in registrants’ periodic reports. The company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” (SFAS No. 154), which replaces Accounting Principles Board Opinions No. 20, Accounting Changes” and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements - an Amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, to the earliest practicable dates, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. Although the company will continue to evaluate the application of SFAS No. 154, the company does not currently believe that adoption will have a material impact on its results of operations, financial position or cash flows.

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

10.	Reconciliation of generally accepted accounting principles (continued):

	(f)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2006	2005	2004	to May 31, 2006

Loss for the period, Canadian
GAAP	$(12,607,074)	$(14,865,910)	$(5,989,086)	$(46,127,566)
Adjustments for the following:
Stock-based compensation (c)	–	(8,392)	(25,588)	(1,203,880)
Intangible assets (a)	(1,663,453)	(386,157)	(231,205)	(3,077,733)
Amortization of intangible
assets (a)	74,582	29,878	17,979	176,441
Scientific equipment (b)	17,212	–	–	(46,610)
Amortization of scientific
equipment (b)	2,933	4,587	5,715	46,610
Escrowed common share
compensation (d)	–	–	–	(15,061,500)

Loss for the period, U.S. GAAP	$(14,175,800)	$(15,225,994)	$(6,222,185)	$(65,294,238)

Basic and diluted loss per share,
U.S. GAAP	$(0.19)	$(0.23)	$(0.11)
Weighted average number of
common shares outstanding	75,144,764	66,717,715	55,738,716

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

				Cumulative from
	Year ended	Year ended	Year ended	inception on
	May 31,	May 31,	May 31,	September 15, 1997
	2006	2005	2004	to May 31, 2006

Operating activities	$(13,902,721)	$(12,453,672)	$(6,383,413)	$(45,983,617)
Investing activities	(19,671)	(42,796)	(21,731)	571,567

MEDICURE INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2006, 2005 and 2004

10.	Reconciliation of generally accepted accounting principles (continued):

The impact of the measurement differences to U.S. GAAP described above would result in consolidated balance sheet items as follows:

	2006	2005

Property and equipment	$50,663	$60,859
Capital stock and contributed surplus	99,542,138	57,105,431
Deficit accumulated during the development stage	(65,294,238)	(51,118,438)

11.	Subsequent event:

In August 2006, the company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for total cash consideration of US$19 million plus inventory from MGI Pharma Inc. The transaction provides the company with an immediately marketable product to develop distribution channels in the United States marketplace. The company has secured US$15.84 million in a term loan facility with various lenders and financed the transaction through a combination of the facility and cash on hand. The term of the loan facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly instalments.

12.	Comparative figures:

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The exhibits are in the following order:

1.	Articles of Incorporation and Bylaws:

	i)	Medicure’s Articles of Incorporation dated September 15, 1997 [1];

		(a)	Lariat’s Articles of Incorporation dated June 3, 1997 [1];

		(b)	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];

		(c)	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];

		(d)	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];

		(e)	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3].

	ii)	Bylaws [5].

4.	Material Contracts and Agreements:

a)

License Agreement between Medicure and the University of Manitoba dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [1];

b)

Transfer Agency Agreement between Montreal Trust Company of Canada and the Corporation dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

c)

Medicure International Licensing Agreement between the Corporation and Medicure International Inc. dated June 1, 2000, wherein the Corporation granted Medicure International Inc a license with regard to certain intellectual property [1];

d)

Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International [1];

e)

Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [2];

	f)	Stock Option Plan approved February 4, 2002 [3];

	g)	Employment Agreement with Derek G. Reimer dated February 4, 2002 [3];

	h)	Employment Agreement with Moray Merchant dated September 22, 2003 [3];

	i)	Amendment dated March 1, 2002 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];

	j)	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [3];

k)

Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [4];

	l)	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

m)

Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc.(CDRI) dated July 2, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International [4];

	n)	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation [5];

	o)	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation [5];

	p)	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation [5];

	q)	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation [5];

	r)	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];

	s)	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation **;

	t)	Amendment to Development Agreement dated July 2, 2004 between Medicure International Inc. and Clinical Development Research Institute Inc. dated July 4, 2006 **;

	u)	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006 **;

	v)	Amended Stock Option Plan approved October 25, 2005 **.

11.	Code of Ethics [4].

12.	a)	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

	b)	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.	a)	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

	[1]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F registration statement filed on January 30, 2001.

	[2]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on December 31, 2002.

[3]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on October 20, 2003.

[4]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on September 15, 2004.

[5]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 19, 2005.

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2006

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

Albert D. Friesen, Ph.D.
Chairman, President & CEO