Form 20-F
period 2007-05-31
MEDICURE INC
filed 2007-08-27
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2007 or

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

______________________________________
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At May 31, 2007 the registrant had 116,314,509 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _________ No       X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes _________ No       X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes       X        No _________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer _________  Accelerated Filer       X           Non-Accelerated Filer _________

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17       X          Item 18 _________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _________   No       X

As of May 31, 2007, the rate for Canadian dollars was US $0.9349 for Cdn $1.00.

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

"NDA" means New Drug Application, which is a request made to the FDA for commencement of product sales and marketing;

"NDS" means New Drug Submission, which is a request made to the TPD for commencement of product sales and marketing;

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

"TPD" means the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch;

As used in this annual report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc. Unless otherwise indicated, all references to dollar amounts in this annual report are to Canadian dollars.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Corporation’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Corporation. These statements may include, but are not limited to, plans regarding the development and advancement of MC-1, statements about the Corporation’s AGGRASTAT® operations, statements concerning the Corporation’s partnering and regulatory discussions, future financial position, future revenues, projected costs, and management’s strategy. For this purpose, any statements contained in the annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2007 and 2006 and for the fiscal years ended May 31, 2007, 2006 and 2005 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2005, 2004 and 2003 and for the fiscal years ended May 31, 2004 and 2003 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 13 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.” Based on the Corporation’s current plans and upon closing of the transactions disclosed in “Item 8B – Financial Information – Significant Changes” below, the Corporation’s available working capital will be sufficient into the first half of fiscal 2009.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2007	2006	2005	2004	2003
(as at period end)	$	$	$	$	$
Current Assets	35,827,187	35,841,573	8,658,888	21,342,820	4,465,048
Capital Assets	196,521	50,663	81,002	66,202	67,497
Intangible Assets	23,412,131	2,921,841	1,332,969	976,690	763,464
Other Assets	349,963	-	-	-	-
Total Assets	59,785,802	38,814,077	10,072,859	22,385,712	5,296,009
Total Liabilities	25,479,333	1,644,339	2,732,754	817,575	353,908
Net Assets	34,306,469	37,169,738	7,340,105	21,568,137	4,942,101
Capital Stock and	112,137,421	83,297,304	40,860,597	40,222,719	17,607,597
Contributed Surplus
Deficit	(77,830,952)	(46,127,566)	(33,520,492)	(18,654,582)	(12,665,496)
Statement of
Operations
(for the fiscal year
ended on)
Product Sales	5,944,730	-	-	-	-
Interest and Other	1,590,801	299,737	394,784	445,461	241,281
Income
Loss from Continuing
Operations	(31,703,386)	(12,607,074)	(14,865,910)	(5,989,086)	(4,193,688)
Net Loss for the	(31,703,386)	(12,607,074)	(14,865,910)	(5,989,086)	(4,193,688)
Period
Basic and Diluted	(0.30)	(0.17)	(0.22)	(0.11)	(0.11)
Loss per Share
Weighted-Average
Number of
Common Shares	104,879,404	75,144,764	66,717,715	55,738,716	37,118,889
Outstanding

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2007	2006	2005	2004	2003
(as at Period end)				$	$
Current Assets	35,827,187	35,841,573	8,658,888	21,342,820	4,465,048
Capital Assets	196,521	50,663	60,859	41,472	37,050
Intangible Assets	20,078,862	-	-	-	-
Other Assets	349,963	-	-	-	-
Total Assets	56,452,533	35,892,236	8,719,747	21,384,292	4,502,098
Total Liabilities	25,479,333	1,644,339	2,732,754	817,575	353,908
Net Assets	30,973,200	34,247,897	5,986,993	20,566,717	4,148,190
Capital Stock and	128,382,255	99,542,135	57,105,431	56,459,161	33,818,449
Contributed Surplus
Deficit	(97,409,055)	(65,294,238)	(51,118,438)	(35,892,444)	(29,670,259)
Statement of
Operations
Product Sales	5,944,730	-	-	-	-
Interest and Other	1,590,801	299,737	394,784	445,461	241,281
Income
Loss from Continuing
Operations	(32,114,817)	(14,175,800)	(15,225,994)	(6,222,185)	(5,255,613)
Net Loss for the	(32,114,817)	(14,175,800)	(15,225,994)	(6,222,185)	(5,255,613)
Period
Basic and Diluted	(0.31)	(0.19)	(0.23)	(0.11)	(0.14)
Loss per Share
Weighted-Average
Number of
Common Shares	104,879,404	75,144,764	66,717,715	55,738,716	37,118,889
Outstanding

Comparability of Data

The selected financial data for the fiscal years ended May 31, 2007, 2006, 2005, 2004 and 2003 includes the operations of Medicure International Inc., a Barbados corporation (“Medicure International”), commencing June 1, 2000, and Medicure Pharma Inc., a United States corporation, and Medicure Europe Limited, a United Kingdom corporation, commencing June 1, 2006.

Dividends

No cash dividends have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid if the Corporation is, or would after the payment be, insolvent. Dividend policy will be based on the Corporation's cash resources and needs and it is anticipated that all available cash will be required to further the Corporation’s research and development activities for the foreseeable future.

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

		May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004	May 31, 2003

Period End		0.9349	0.9079	0.7967	0.7335	0.7307
Average		0.8798	0.8588	0.7978	0.7453	0.6569

	June	May	April	March	February	January
	2007	2007	2007	2007	2007	2007

High for	0.9491	0.9376	0.9051	0.8696	0.8647	0.8598
Month(1)
Low for	0.9294	0.8958	0.8621	0.8462	0.8419	0.8440
Month(1)

Notes:

(1) Figures are extracted from daily exchange rates

As of July 31, 2007, the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.9374.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Corporation’s business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Corporation.

Prior to the acquisition of AGGRASTAT®, the Corporation had no products in commercial production or use. As such, the Corporation was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. The Corporation expects to continue to incur substantial losses and may never achieve profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Corporation’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Corporation has incurred net losses every year since inception in 1997. As of May 31, 2007, the date of its last audited financial statements, the Corporation had an accumulated deficit of $77,830,952. The Corporation incurred net losses of $31,703,386 for the year ended May 31, 2007, $12,607,074 for the year ended May 31, 2006, $14,865,910 for the year ended May 31, 2005, $5,989,086 for the year ended May 31, 2004 and $4,193,688 for the year ended May 31, 2003.

The Corporation anticipates that its losses will not only continue for the foreseeable future but will increase significantly, principally from expenditures relating to its research and development efforts and clinical trials. The long-term profitability of the Corporation’s operations is uncertain, and may never occur. The Corporation’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

a)	the success of the Corporation’s research and development activities, including its drug discovery, preclinical and clinical development programs;

b)	obtaining Canadian and United States regulatory approvals to market MC-1 and MC-4232, its lead products;

c)	the ability to contract for the manufacture of the Corporation’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;

d)	the ability to successfully prosecute and defend its patents and other intellectual property; and

e)	the ability to successfully market the Corporation’s products including AGGRASTAT® (tirofiban hydrochloride), given that it has limited experience in marketing.

If the Corporation does achieve profitability, it may not be able to sustain or increase profitability in the future.

The Corporation may never receive regulatory approval in Canada, the United States or abroad for any of its products developed. Therefore, the Corporation may not be able to sell any therapeutic products developed.

The Corporation’s failure to obtain necessary regulatory approvals to fully market its current and future therapeutic products in one or more significant markets may adversely affect its business, financial condition and results of operations. The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

With the exception of AGGRASTAT®, all of the Corporation’s products are currently in the research and development stages. The Corporation may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Even the Corporation’s most clinically advanced product, MC-1, is only currently being studied in critical Phase III clinical trials. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Corporation’s products may cause the Corporation to reduce or abandon its commitment to that program.

If the Corporation fails to successfully complete its clinical trials, it will not obtain approval from the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch (“TPD”), or from the U.S. Food and Drug Administration (“FDA”), to market its leading product, MC-1 or its second clinical candidate, MC-4232. Regulatory approvals also may be subject to conditions that could limit the market for MC-1 or MC-4232 or make either product or both products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time, including for failure to comply with regulatory requirements or poor performance of MC-1 or MC-4232 in terms of safety and effectiveness.

The Corporation’s business, financial condition and results of operations may be adversely affected if it fails to obtain regulatory approvals in Canada, the United States and abroad to market and sell MC-1 or MC-4232 or any current or future drug products, including any limitations imposed on the marketing of such products.

The Corporation may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Corporation has a contract with CanAm Bioresearch Inc. (“CanAm”) to perform for it a significant amount of its research and development activities. Because of the specialized scientific nature of the Corporation’s business, the loss of services of CanAm may require the Corporation to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Corporation may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

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

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense. The Corporation competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Corporation. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Corporation’s products or technologies or the commitment of its research and marketing collaborators to its programs or even render its products obsolete.

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Corporation’s competitors may use different technologies or approaches to develop products similar to the products which it is developing, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before or after the Corporation obtains approval of its products. The Corporation may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Corporation’s business, financial condition and results of operations may suffer.

The Corporation may be unable to establish collaborative and commercial relationships with third parties.

The Corporation’s success will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships will be crucial to the Corporation’s intention to license to or contract with larger, international pharmaceutical companies the manufacturing, marketing, sales and distribution of any products it may commercialize for production. To date, the Corporation has not entered into any such arrangements and may never be able to establish such arrangements on favourable terms. There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Corporation’s ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Corporation has licensed certain technologies relating to products under development and may enter into future licensing agreements. The Corporation’s current licensing agreements contain provisions allowing the licensors to terminate such agreements if it becomes insolvent or breach the terms and conditions of the licensing agreements without rectifying such event of default in accordance with the agreement terms.

The Corporation may fail to obtain acceptable prices or appropriate reimbursement for its products and its ability to successfully commercialize its products may be impaired as a result.

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

Substantial cash payments may be required under the terms of the Corporation’s borrowings upon an event of default or change of control. Such cash payments may leave the Corporation with little or no working capital in the business or make us insolvent.

In August 2006, the Corporation entered into a term loan financing facility totaling approximately US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital Canada Inc., and including Silicon Valley Bank and Oxford Finance Corporation (the “Credit Facility”). Under the Credit Facility, the Corporation’s lenders may require that all or a portion of the principal amount of the Credit Facility be repaid in cash upon the occurrence of various customary events of default (subject to certain cure periods), including but not limited to:

  the failure to pay principal, fees and/or interest due under the Credit Facility;

  the suspension of the Corporation’s common shares from trading on the TSX and AMEX;

  the issuance of any judgments or orders against the Corporation for the payment of money (not paid or fully covered by insurance) in an aggregate amount in excess of US$375,000;

  any material default under any indebtedness of the Corporation in an aggregate principal amount exceeding US$375,000;

  any breach of any term of the credit and security agreement under which the Credit Facility was extended or in any other document delivered pursuant thereto;

  a default under any guarantee of the Credit Facility;

  an unpermitted payment by any obligor under the Credit Facility on account of any debt that has been subordinated to the Credit Facility;

  the occurrence of any fact, event or circumstance that could reasonably be expected to result in a material adverse effect; and

  actual or anticipated (such anticipation by the lenders to be based on their reasonable judgment based on information received from the Corporation) breach of certain financial covenants (including a requirement that the Corporation achieve certain minimum net revenue targets from the sale of AGGRASTAT® as at December 31 of each year during the term of the Credit Facility).

In August 2007, the Corporation agreed to an amendment with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Corporation have agreed, subject to certain conditions:

i)	From and after August 17, 2007, but no later than April 30, 2008, the Corporation shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Corporation no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Corporation no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Corporation no later than April 30, 2008. The Corporation intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

(ii)	To amend the credit agreement such that the Corporation is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:

Calendar 2007 - nil Calendar 2008 - US$15 million Calendar 2009 - US$23 million
(iii)

The Corporation will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

As disclosed in “Item 8B – Financial Information – Significant Changes” below, subsequent to May 31, 2007 the Corporation entered into two non-binding agreements that would, if they close, provide the Corporation with additional working capital totaling US$40 million. The Corporation anticipates that it will meet the working capital covenant described above upon the closing of the above financings.

Upon the occurrence and during the continuance of an event of default, the interest rate on the Credit Facility will be increased by 1.5% . The lenders under the Credit Facility may also require all or a portion of the Credit Facility be redeemed in cash upon a change of control. The Corporation has not established a sinking fund for payment of the Credit Facility, nor does it anticipate doing so.

The Corporation’s substantial debt could impair its financial condition. The Corporation is highly leveraged and has substantial debt service obligations.

As of May 31, 2007, the Corporation had approximately US$15.84 million of principal indebtedness outstanding under the Credit Facility that bears interest at a floating rate at one-month LIBOR plus 6.5% per annum. This substantial indebtedness could have important consequences for the Corporation. For example, it could:

  increase the Corporation’s vulnerability to general adverse economic and industry conditions, including increases to interest rates;

  impair the Corporation’s ability to obtain additional financing in the future for working capital needs, capital expenditures or general corporate purposes;

  require the Corporation to dedicate a significant portion of its existing cash and proceeds from any future financing transactions to the payment of principal and interest on its debt, which would reduce the funds available for its operations;

  limit the Corporation’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; and

  place the Corporation at a competitive disadvantage compared to its competitors that have less debt.

Despite current indebtedness levels and the terms of the Credit Facility, the Corporation may still be able to incur substantially more debt. This could further exacerbate the risks associated with the Corporation’s substantial leverage.

Despite current indebtedness levels and the terms of the Credit Facility, the Corporation may still be able to incur substantial additional indebtedness in the future. Under the Credit Facility, the Corporation is permitted to incur, among other types of indebtedness, indebtedness that is subordinate to the Credit Facility. If new debt is added to the Corporation’s current debt levels, the related risks that it now faces could increase.

The Corporation has agreed to guarantee certain annual minimum payments and other obligations under the proposal letter with Manchester Securities Corp., an affiliate of Elliott Associates L.P. (“Elliott”).

On August 20, 2007, the Corporation executed a non-binding term sheet with Elliott (the “Term Sheet”) pursuant to which the Corporation would grant to Elliott the right to receive royalties on future sales of AGGRASTAT® for an upfront payment of US $25 million (the “Proposed Transaction”). Under the terms of the Proposed Transaction, Elliott would receive an escalating minimum annual return based on AGGRASTAT® revenue until 2019. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 Million in 2016. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. To secure its obligation pursuant to the Proposed Transaction, the Corporation will grant to Elliott a first priority security interest in the Corporation’s patents for AGGRASTAT® and MC-1. There is no assurance that the Corporation will have sufficient funds or assets to cover such payments. Failure to make minimum payments or perform other obligations pursuant to the Proposed Transaction may result in a default under the proposed security agreement with Elliott, which, if not cured, could impair the Corporation’s ownership of its patents. This would have a material adverse effect on the Corporation.

Under the Proposed Transaction, Elliott would have the option to convert its royalty interest from AGGRASTAT® to MC-1 within six months of successful commercialization of MC-1 by the Corporation, if achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7% on the first US$75 Million in MC-1 revenues and 3% thereafter.

The Proposed Transaction will also include an option for the Corporation to terminate the agreement for a payment of US $70 million to Elliott if the U.S. Food & Drug Administration approves MC-1 for sale to the public.

The closing of the Proposed Transaction will be subject to the receipt of all necessary regulatory approvals and other conditions of closing. There can be no assurance that the Proposed Transaction will close.

The Corporation does not have manufacturing or marketing experience and may never be able to successfully manufacture or market its products.

The Corporation has no experience in large-scale manufacturing and in marketing or selling its products and may never be able to successfully manufacture and market its products. If the TPD or FDA approves MC-1, MC-4232 or any other of its products, the Corporation intends to contract with and rely on third parties to manufacture, market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Corporation’s control. Failure of or delay by a third party manufacturer of the Corporation’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects. Failure of or delay by a third party in the marketing or selling of the Corporation’s products likewise may have a material adverse effect on its future prospects.

The Corporation has limited product liability insurance and may not be able to obtain adequate product liability insurance in the future.

The sale and use of products under development by the Corporation, and the conduct of clinical studies involving human subjects, may entail product and professional liability risks, which are inherent in the testing, production, marketing and sale of new drugs to humans. While the Corporation has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Corporation currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or recall a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly interfere with the Corporation’s business.

If the Corporation is unable to successfully protect its proprietary rights, its competitive position will be adversely affected.

The Corporation’s success will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Corporation owns or jointly owns 38 United States patents. The Corporation has additional pending United States patent applications. The Corporation’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

The patent protection afforded to biotechnology and pharmaceutical companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents. As a result, the scope of patents issued to the Corporation may not successfully prevent third parties from developing similar or competitive products. Competitors may develop similar or competitive products that do not conflict with the Corporation’s patents. Litigation may be commenced by the Corporation to prevent infringement of its patents. Litigation may also commence against the Corporation to challenge its patents that, if successful, may result in the narrowing or invalidating of such patents. It is not possible to predict how any patent litigation will affect the Corporation’s efforts to develop, manufacture or market its products. However, the cost of litigation to prevent infringement or uphold the validity of any patents issued to the Corporation may be significant, in which case its business, financial condition and results of operations may suffer. Patents provide protection for only a limited period of time, and much of such time can occur well before commercialization commences.

Disclosure and use of the Corporation’s proprietary rights in unpatented trade secrets not otherwise protected by patents are generally controlled by written agreements. However, such agreements will not provide the Corporation with adequate protection if they are not honoured, others independently develop an equivalent technology, disputes arise concerning the ownership of intellectual property, or its trade secrets are disclosed improperly. To the extent that consultants or other research collaborators use intellectual property owned by others in their work with the Corporation, disputes may also arise as to the rights to related or resulting know-how or inventions.

Others could claim that the Corporation infringes on their proprietary rights, which may result in costly, complex and time consuming litigation.

The Corporation’s success will depend partly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. The Corporation is not currently aware that any of its products or processes infringe the proprietary rights of third parties. However, despite its best efforts, the Corporation may be sued for infringing on the patent or other proprietary rights of third parties at any time in the future.

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Corporation’s financial condition and results of operations, even if it prevails. If the Corporation does not prevail, it may be required to stop the infringing activity or enter into a royalty or licensing agreement, in addition to any damages it may have to pay. The Corporation may not be able to obtain such a license or the terms of the royalty or license may be burdensome for it, which may significantly impair the Corporation’s ability to market its products and adversely affect its business, financial condition and results of operations.

The Corporation is subject to stringent governmental regulation, in the future may become subject to additional regulations and if it is unable to comply, its business may be materially harmed.

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

The Corporation is or may become subject to various federal, provincial, state and local laws, regulations and recommendations. The Corporation is subject to various laws and regulations in Canada, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with its research and development activities. If the Corporation fails to comply with these regulations, it may be fined or suffer other consequences that could materially affect its business, financial condition or results of operations.

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

The Corporation does not currently have the required clinical data and results to successfully market its product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow it to successfully market any of its product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Corporation’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Corporation’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Corporation’s products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to two years or longer before its initial products may be sold commercially. If the Corporation’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Corporation may not achieve its projected development goals in the time frames it announces and expects.

The Corporation sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Corporation’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Corporation’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Corporation fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

The Corporation’s business involves the use of hazardous material, which requires it to comply with environmental regulations.

Although the Corporation does not currently manufacture commercial quantities of its products, the Corporation produces limited quantities of such products for its clinical trials. The Corporation’s research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Corporation is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Corporation believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Corporation will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

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

The Corporation will need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Corporation’s operations.

The Corporation has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Corporation has significant on-going cash expenses and no ability to generate cash from operations. To meet its on-going cash needs the Corporation will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Corporation’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Corporation’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The Corporation’s ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance. If its capital resources are exhausted and adequate funds are not available, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

As disclosed in “Item 8B – Financial Information – Significant Changes” below, subsequent to May 31, 2007 the Corporation entered into two non-binding agreements that would, if they close, provide the Corporation with additional working capital totaling US$40 million.

Future issuance of the Corporation’s common shares will result in dilution to its existing shareholders. Additionally, future sales of the Corporation’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of May 31, 2007, the Corporation had 116,314,509, common shares issued and outstanding. A further 4,235,528 common shares are issuable upon exercise of outstanding stock options and another 10,691,468 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation’s shareholders. The Corporation’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 7,200,000 common shares at any time. The common shares to be issued upon exercise of the outstanding options and warrants will be freely tradable and not subject to any hold period when issued.

Sales of substantial amounts of the Corporation’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Corporation’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2007, the Corporation’s common shares closed at a price of CDN$1.23 on the TSX and US$1.14 on the AMEX. For the period from June 1, 2006 to May 31, 2007, the high and low trading prices of the Corporation’s common shares on the TSX were CDN$1.88 and CDN$1.10, respectively, with a total trading volume of 34,840,400 shares. For the period from June 1, 2006 to May 31, 2007, the high and low trading prices of the Corporation’s common shares on the AMEX were US$1.70 and US$0.91, respectively, with a total trading volume of 26,426,800.

Daily trading volume on the TSX of the Corporation’s common shares for the period from June 1, 2006 to May 31, 2007 has fluctuated, with a high of 617,500 shares and a low of 13,800 shares, averaging approximately 138,256 shares. Daily trading volume on the AMEX in the Corporation’s common shares for the period from June 1, 2006 to May 31, 2007 has fluctuated with a high of 939,700 and a low of 3,800, averaging approximately 105,286. Accordingly, the trading price of the Corporation’s common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Corporation’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

There is no guarantee that an active trading market for the Corporation’s common shares will be maintained on AMEX or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in its common shares is not active.

If there are substantial sales of the Corporation’s common shares, the market price of its common shares could decline.

Sales of substantial numbers of the Corporation’s common shares could cause a decline in the market price of its common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Corporation’s ability to raise capital and may adversely affect the market price of its common shares.

The Corporation may be unable to meet its obligations under the outstanding Credit Facility.

As of May 31, 2007, the Corporaton had approximately US$15.84 million of principal indebtedness outstanding under the Credit Facility, which bears interest at one-month LIBOR plus 6.5 percent per annum. The term of the Credit Facility is over 42 months, with interest due and payable at commencement of the loan payable on the first day of the month. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments. There is no guarantee that the Corporation will be able to meet its obligations under the Credit Facility.

The Corporation has no history of paying dividends, does not intend to pay dividends in the foreseeable future and may never pay dividends.

Since incorporation, the Corporation has not paid any cash or other dividends on its common shares and do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of its business. The Corporation will need to achieve profitability prior to any dividends being declared, which may never happen.

The Corporation is likely to be classified as a “passive foreign investment company” for United States income tax purposes, which could have significant and adverse tax consequences to United States holders of its common shares.

The Corporation was a passive foreign investment company (“PFIC”) in the 2006 taxable year and the Corporation believes there is a significant likelihood that it will be classified as a PFIC in the 2007 taxable year and possibly in subsequent years. The Corporation’s classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares. It may be possible for United States holders of the Corporation’s common shares to mitigate these consequences by making a so-called “qualified electing fund” election. (See “Certain Income Tax Consequences” below.)

The Corporation has adopted a shareholder rights plan.

The Corporation has adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of the Corporation’s outstanding common shares, the effect of which may be to deprive the Corporation’s shareholders of a control premium that might otherwise be realized in connection with an acquisition of its common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On December 22, 1999, the Corporation was formed by the amalgamation of Medicure Inc. with Lariat Capital Inc. pursuant to the provisions of the Business Corporations Act (Alberta). The Corporation was continued from Alberta to the federal jurisdiction by Certificate of Continuance issued pursuant to the provisions of the Canada Business Corporations Act on February 23, 2000.

The Corporation’s current legal and commercial name is Medicure Inc. and its current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1. The Corporation’s head office is located at 4-1200 Waverley Street, Winnipeg, Manitoba, Canada, R3T 0P4.

In August 2006, the Corporation acquired the U.S. rights to its first commercial product, Aggrastat® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam) for US$19,000,000. To finance the acquisition, the Company entered into the Credit Facility totaling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal of US$480,000 is payable monthly with the term loan maturing February 1, 2010. The Credit Facility is secured by a security interest in all existing and after-acquired assets of the Company including intellectual property. Subsequent to year end, the Corporation signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Corporation’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (Elliott) (see Item 8B – Financial Information – Significant Changes below). The proposed financing is subject to a number of closing conditions, including the amendment of the Corporation’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.

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

The following table summarizes the Corporation’s clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Coronary Syndrome	Currently marketed
MC-1	Coronary Artery Bypass	Phase III
Graft Surgery
MC-1	Acute Coronary Syndrome	Phase II complete*
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II complete
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

On August 8, 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. AGGRASTAT® is complementary to the Company’s cardiovascular strategy and provides the Company with a presence in the marketplace.

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

The MEND-CABG study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from coronary artery bypass graft (CABG) procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Corporation reported positive top-line results up to post-operative day (POD) 30 in December 2005. The results showed that the 250 mg dose of MC-1 had a statistically significant reduction in the composite of events driven by a 46.9% reduction in non-fatal heart attacks (peak CK-MB ≥100ng/ml). Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated. The Corporation plans on initiating the Phase III MEND-CABG II study in the first half of fiscal 2007.

The Company initiated a single confirmatory Phase III study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company is conducting the MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe and is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. The Company expects to complete enrollment by November 2007 and announce results in the second half of fiscal 2008.

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

According to the American Heart Association, cardiovascular disease is the most prevalent serious disease in the United States, affecting approximately 79.4 million people. According to the American Heart Association, approximately one in three Americans have some form of cardiovascular disease. In 2002, cardiovascular disease was the underlying or contributing cause in 58% of all deaths in the United States.1

The Corporation is focusing its initial drug discovery and development efforts on meeting unmet needs in the cardiovascular and stroke market. The Corporation is advancing its lead product, MC-1, through clinical testing with the intention of commercializing it for treatment of (1) ischemic reperfusion injury (associated with common procedures such as angioplasty and coronary bypass surgery and stroke); and (2) myocardial ischemia, including heart attacks, angina and other related disorders.

The Corporation has various compounds currently in early stage research screening. Compounds developed by the chemistry group will be advanced through the following steps based on their successful advancement through early stage screening; (1) in vitro screening, (2) in vivo screening in an appropriate disease model, (3) in vivo toxicity screening, (4) dose response confirmation of efficacy testing in vivo,

[1] American Heart Association, Heart Disease and Stroke Statistics - 2007 Update.

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

As at May 31, 2007, the Corporation had 38 issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

There are numerous products on the market for treatment of cardiovascular disorders, most of which are marketed by large pharmaceutical companies.

It is recognized that cardiovascular treatments have been of great benefit in reducing mortality and morbidity from a range of conditions. The existing cardiovascular drugs can be categorized into several main drug classes, as distinguished by their mechanism of action. Some of the primary drug classes include: ACE Inhibitors (2005 US sales estimated at US$2.2 billion), Angiotensin II Inhibitors (2005 US sales estimated US$2.9 billion), oral anti-platelets (2005 US sales estimated US$3.8 billion), Beta-Blockers (2005 US sales estimated at US$2.1 billion), and Calcium Channel Blockers (2005 US sales estimated at US$4.6 billion), each class has particular benefits as well as an array of alternative products. Cross-use of drugs between different types of cardiovascular disease categories makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).

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

Competitors’ Products in Development

Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address a same or similar medical need. Many of these companies have much large financial and other resources than the Corporation does, including those related to research and development, manufacturing, and sales and marketing. The Corporation also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

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

Medicure Pharma Inc., a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma Inc.’s head office is located at 200 Cottontail Lane, Somerset, NJ, 08873.

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

As at May 31, 2007, American Cardio Therapeutics Inc. was involved in no material transactions.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Corporation is an accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Corporation's periodic reports under that Act during the fiscal year ended May 31, 2007 and there are no unresolved comments as of the date of the filing of this Annual Report with the Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2007, May 31, 2006 and May 31, 2005 should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material measurement differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in note 13 to the consolidated financial statements of the Corporation included herein.

Critical Accounting Estimates

The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 13 to the audited consolidated financial statements for the year ended May 31, 2007. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes and stock-based compensation.

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers. As such, the Company’s product revenue recognized may be less or greater than underlying demand for the product.

Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts of certain of these allowances and accruals, the Company uses estimates. The Company estimates chargebacks, discounts, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.

Interest income is recognized as earned.

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

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

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

The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2007 of $1,025,310 (2006 - $745,570; 2005 - $504,878).

A. Operating Results

General

The Corporation has concentrated primarily on research and development and has yet to and may never derive any revenues from its clinical products. The Corporation has a limited operating history and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a business in a highly competitive industry, characterized by frequent new product introductions. The Corporation has historically incurred net losses and anticipates that such losses will increase as it continues its development and clinical trials and eventually seeks regulatory approval for the sale of its products.

The Corporation believes it has sufficient funds on hand to complete the Phase III clinical trial involving MC-1. As discussed in Note 1 of the consolidated financial statements of the Corporation, however, the Corporation’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct the remainder of its clinical trials and to successfully commercialize its products. Failure to obtain further financing may require the Corporation to reduce substantially or eliminate expenditures for research and development, testing including further clinical trials, and production and marketing of its proposed products. Based on the Corporation’s current plans, the Corporation’s available working capital will be sufficient into the first half of fiscal 2009.

Year Ended May 31, 2007 Compared to the Year Ended May 31, 2006

Net product sales for fiscal 2007 were $5,945,000, compared to nil in fiscal 2006. Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company began recognizing revenue for AGGRASTAT® effective August 9, 2006, the date following its acquisition. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Corporation only began selling AGGRASTAT® in August 2006, and wholesaler buying patterns have sometimes been unpredictable.

Cost of goods sold for fiscal 2007 were $388,000, compared to nil in fiscal 2006. Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and commenced in January 2007 and will continue until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones. Cost of goods sold will vary from quarter to quarter, depending on the product mix, production costs, and sales levels.

Selling, general, and administrative expenditures for fiscal 2007 were $11,048,000, compared to $2,858,000 in fiscal 2006. Selling, general, and administrative expenditures increased during the 2007 fiscal year primarily as a result of the Company’s acquisition and launch of AGGRASTAT® during the first half of the year. Selling, general, and administrative expenditures related to AGGRASTAT® were $6,716,000 in fiscal 2007, compared to nil in fiscal 2006. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field selling expenses, product promotion costs and administrative expenses. Other selling, general, and administrative expenditures in fiscal 2007 were $4,332,000, compared to $2,858,000 in fiscal 2006. Other selling, general, and administrative expenditures are higher in the current fiscal year due to increased business development activities, employee payroll, and stock-based compensation expense.

Research and development expenditures for fiscal 2007 were $23,336,000, compared to $10,219,000 in fiscal 2006, which is an increase of 128%. As expected, research and development expenditures were significantly higher as compared to the same periods in fiscal 2006 due to the initiation and commencement of enrollment of the Phase 3 MEND-CABG II clinical trial in November 2006.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company is conducting the MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe and is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and will enroll up to 3,000 patients. The Company expects to complete enrollment by November 2007 and announce results in the second half of fiscal 2008.

Cost incurred during the current year related to coordinating the MEND-CABG II study including costs associated with contract negotiating, IRB fees, regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs. For the year ended May 31, 2007, total expenditures for the MC-1 CABG program were $20,258,000 as compared to $6,116,000 in fiscal 2006.

The MATCHED Study: The study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. The study was designed as a Phase 2 trial to determine the optimal dose and endpoint for Phase 3 development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current year related to data analysis and planning for future clinical development. For the year ended May 31, 2007, total expenditures for the MC-4232 program were $113,000 as compared to $1,768,000 in fiscal 2006.

Refundable investment tax credits for fiscal 2007 were $172,000, compared to $478,000 in fiscal 2006. The recording of refundable ITCs is solely related to research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study.

Amortization for the year ended May 31, 2007 was $2,289,000, compared to $107,000 in fiscal 2006. The increase in amortization in fiscal 2007 compared to fiscal 2006 is the result of increased amortization of intangible assets associated with the Company’s acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Interest and other income for the year ended May 31, 2007 was $1,591,000, compared to $300,000 in fiscal 2006. Interest and other income in fiscal 2007 is higher than fiscal 2006 due to higher average cash and cash equivalents balance, largely due to the equity financings that the Company completed during the fourth quarter of fiscal 2006 and the third quarter of fiscal 2007.

Interest expense for fiscal 2007 was $1,958,000, compared to nil in fiscal 2006. The increase in interest expense in fiscal 2007 is the result of the Company securing a US$15,840,000 term loan facility related to the acquisition of AGGRASTAT® during the first quarter of fiscal 2007.

Foreign exchange loss for the year ended May 31, 2007 was $392,000, compared to $200,000 in fiscal 2006. The foreign exchange loss for fiscal 2007 is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period, particularly in the fiscal fourth quarter. While the functional currency of the Company is the Canadian dollar, the Company has significant holdings of U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs for the Phase 3 MEND-CABG II study. This foreign exchange loss was partially offset by an unrealized foreign exchange gain incurred as a result of the Company’s U.S. denominated term loan facility of US$15,840,000.

For the year ended May 31, 2007, the Corporation recorded a consolidated net loss of $31,703,000 or $0.30 per share compared to a consolidated net loss of $12,607,000 or $0.17 per share for the year ended May 31, 2006. As discussed above, the consolidated net loss resulted mainly from the Company’s clinical development program, including the Phase 3 MEND-CABG II study. The Company expects to incur a loss next year as it continues to invest in product research and development.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 104,879,404 for the year ended May 31, 2007 from 75,144,764 for the year ended May 31, 2006.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the exercise of warrants and stock options, and interest income on excess funds held.

Cash used in operating activities for fiscal 2007 was $25,247,000, compared to $12,678,000 for fiscal 2006, reflecting the larger loss in 2007. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash and a net change in non-cash working items.

Cash provided by financing activities in fiscal 2007 was $45,021,000, compared to $41,252,000 in fiscal 2006. The main sources of cash in fiscal 2007 were net proceeds from public and private placement financings of $27,577,000, compared to $40,957,000 in fiscal 2006, and the debt financing associated with the Company’s acquisition of AGGRASTAT® of US$15,840,000 in fiscal 2007, compared to nil in fiscal 2006.

On August 8, 2006, the Company secured US$15,840,000 in a term loan facility with various lenders to acquire the rights to AGGRASTAT® in the United States and its territories from MGI PHARMA, Inc. The term of the loan facility is over 42 months, with interest accruing at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments.

On December 22 and 28, 2006, the Company raised net proceeds of US$25,900,000 through a private placement. The placement resulted in the issuance to investors of 19,923,044 common shares and warrants to purchase an additional 3,984,608 common shares. The purchase price of the common shares was $1.30 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.70 per share.

The Corporation also raised $287,000 from the exercise of stock options in fiscal 2007, compared to $252,000 in fiscal 2006.

On August 20, 2007, the Corporation entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$15 million. Under the terms of the agreement, the Corporation intends to issue approximately 13.04 million common shares together with warrants to purchase approximately 3.9 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five-year term and will have an exercise price of US$1.50 each. The agreement is expected to close in September 2007, and is subject to standard closing conditions including regulatory approval. In a separate transaction, the Corporation has signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Corporation’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the proposed terms, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until 2019. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2016. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Corporation in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The proposed terms also include an option for the Corporation to terminate the agreement for a payment of US $70 million to Elliott if the U.S. Food & Drug Administration approves MC-1 for sale to the public. The Corporation will also issue to Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

The Elliott agreement is subject to a number of closing conditions, including the amendment, described below, of the Corporation’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.

In conjunction with the financing transactions described above, the Corporation has agreed to an amendment with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Corporation have agreed, subject to certain conditions:

i)	From and after August 17, 2007, but no later than April 30, 2008, the Corporation shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Corporation no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Corporation no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Corporation no later than April 30, 2008. The Corporation intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

(ii)	To amend the credit agreement such that the Corporation is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:

Calendar 2007 - nil Calendar 2008 - US$15 million Calendar 2009 - US$23 million
(iii)

The Corporation will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis.

Cash used in investing activities in fiscal 2007 was $22,925,000, compared to $1,244,000 in fiscal 2006. The increase was primarily due to the Company’s acquisition of the rights to AGGRASTAT® in the United States and its territories in August 2006.

As at May 31, 2007, the Corporation had cash and cash equivalents totaling $31,770,000 compared with $34,920,000 at the previous year-end.

These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2007 was 116,314,509 as compared to 96,046,465 at May 31, 2006.

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

At May 31, 2007, the Corporation had net working capital of $21,129,422 compared to net working capital of $34,197,234 at May 31, 2006. During the period ended August 22, 2007, a total of 80,000 stock options were exercised for proceeds of $60,000.

At May 31, 2006, the Corporation had net working capital of $34,197,234 compared to net working capital of $5,926,134 at May 31, 2005. During the period ended August 10, 2006, a total of 55,000 stock options were exercised for proceeds of $47,000.

The Corporation had long-term debt at May 31, 2007 totalling US$15.84 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. The term of the Credit Facility is over 42 months, with interest accruing at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal is payable monthly on a straight-line amortization schedule over 33 consecutive monthly installments. The Credit Facility is secured by a security interest in all existing and after-acquired assets of the Corporation including intellectual property.

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

For the period from inception on September 15, 1997 to May 31, 2007, the Corporation has expended approximately $59,743,000 net of government assistance and investment tax credits, which aggregate approximately $1,654,000, on the research and development of MC-1, MC-4232 and other compounds.

Patents and Licenses

The Corporation has been issued 38 patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular diseases and other compounds for the use in cardiovascular disease. The Corporation has also filed 26 regular applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The 38 patents issued to the Corporation are as follows:

Patent Number	Issue Date	Title
5,292,756	March 8, 1994	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,504,090	April 2, 1996	Compositions and methods for the prevention and treatment of ischemia-reperfusion organ injury
5,658,929	August 19, 1997	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,733,916	March 31, 1998	Prevention and treatment of ischemia-reperfusion and endotoxin-related injury using adenosine and purino receptor antagonists
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,814,643	September 29, 1998	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,880,136	March 9, 1999	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,001,842	December 14, 1999	Compositions and methods for use in ischemia- reperfusion and endotoxin-related tissue injury
6,040,317	March 21, 2000	Novel Sulfonamide Fibrinogen Receptor Antagonists
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,538,112	March 25, 2003	Anticoagulant Test
6,548,519	April 15, 2003	5-AZA Analogues

6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,667,315	December 23, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,115,625	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,115,626	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,125,889	October 24, 2006	Treatment of Cardiovascular and Related Pathologies
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,144,892	December 5, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,230,009	June 12, 2007	Pyridoxal Analogues and Methods of Treatment

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

Patents 6,043,259, 6,051,587, 6,339,085, 6,890,943 and 7,230,009 are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a newly revised version executed November 24, 2006, which supersedes all previous versions, (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

The MC-1 technology is derived from work done by employees of the Corporation and by two employees of the University of Manitoba, Dr. Naranjan Dhalla and Dr. Krishnamurti Dakshinamurti, Professor Emeritus, Department of Biochemistry.

Patents 5,292,756, 5,658,929, 5,733,919, 5,814,643, 5,880,136, 5,965,581, 5,972,967, 5,978,698, 6,040,317, 6,136,794, 6,538,112 and 6,770,660 were purchased by the Corporation from MGI GP, INC. (a Delaware corporation doing business as MGI PHARMA and its Affiliate, Artery, LLC). Pursuant to an Asset Purchase Agreement dated August 8, 2006, MGI GP, INC. sold the exclusive use of the patents to the Corporation in the specified territory (the United States of America including the Commonwealth of Puerto Rico; Guam; and the United States Virgin Islands). Pursuant to the Asset Purchase Agreement the

Corporation agreed to pay MGI GP, INC. a one time fee for the procurement of the acquired assets. The Asset Purchase Agreement was executed August 8, 2006.

The Corporation entered into a second license with the University of Manitoba. This technology is unrelated to MC-1. The University of Manitoba has the right to license the technology to the Corporation in accordance with an Inter-institutional Agreement with The University and Ottawa Heart Institute Research Corporation. Pursuant to a license agreement dated December 8, 2006, the University of Manitoba licensed the exclusive worldwide use of the application to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay on Net Sales of Licensed Products sold worldwide. The License Agreement commenced on December 8, 2006. No patents related to this technology have issued yet.

There are 43 pending United States patent applications, including 41 filed with the United States Patent Office as either regular or provisional applications, which are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc. The 2 remaining applications, 10/588,288 and 10/909,608 are from the University of Manitoba License Agreement of December 8, 2006 and the MGI Pharma Asset Purchase Agreement, respectively.

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

E. Off-balance Sheet Arrangements

As part of the Corporation’s ongoing business, it does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or SPE, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2007, the Corporation was not involved in any unconsolidated SPE transactions.

F. Contractual Obligations

The following tables set forth the Corporation’s contractual obligations as of May 31, 2007:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2008	2009-2010	2011-2012	Thereafter

Clinical Site Agreement	13,107	13,107	-	-	-
Commitments
Clinical Research Organization Agreement Commitments	3,857	3,857	-	-	-
Purchase Agreement Commitments	3,430	1,090	2,340	-	-
Service Agreement Commitments	805	805	-	-	-
Total	21,199	18,859	2,340	-	-

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

The Company entered into an agreement with a third party to provide contract sales and marketing services, which expires in 2008.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2007, the Company is committed to fund up to a further $3,857,000 related to clinical research agreements with CROs.

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at May 31, 2007, the Company is committed to fund up to an estimated $13,107,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice.

In addition, the Company has committed to fund a further $30,699,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

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

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

Upon closing of the Elliott financing (see Item 5B. Liquidity and Capital Resources above), additional royalties will be owed on future sales of AGGRASTAT® and MC-1, if approved.

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

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education. He is President Emeritus and Dean of Medicine Emeritus of the University of Manitoba, and is currently Director of the University’s Centre for the Advancement of Medicine. He also serves as Chair of the Health Canada Science Advisory Board, Chair of Genome Prairie; as a director of CancerCare Manitoba and member of the Research Council of the Canadian Institute for Advanced Research and of the Alberta Cancer Board International Committee on Research. Dr. Naimark was the founding Chair of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee and has served on many other committees and boards, in such positions as Director of the Canadian Imperial Bank of Commerce, Chair of the International Review Panel for the Medical Research Council of Canada and President of the Association of Universities and Colleges of Canada. Dr. Naimark has received several honorary degrees and awards, including the Order of Canada and the Order of Manitoba.

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

Peter Quick, Mill Neck, New York, USA - Director

Mr. Quick currently serves on the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars

Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the American Stock Exchange. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company. Mr. Quick received a bachelor's degree in engineering from the University of Virginia and attended Stanford University's Graduate School of Petroleum Engineering. He was a lieutenant in the United States Navy, and served four years active duty.

Kishore Kapoor, Winnipeg, Manitoba, Canada, CA – Director

Mr. Kapoor is the President of Wellington West Holdings Inc., a specialized financial services company. Mr. Kapoor is also presently a director of Manitoba Telecom Services Inc., a public company listed on the Toronto Stock Exchange. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP. In his 14 years with KPMG LLP, he specialized in offering clients advice on tax, corporate finance, mergers and acquisitions, and development of corporate strategy in a wide range of industries, including those in the biotechnology sector.

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

Mr. Jan-Ake Westin - Vice-President, Clinical Development

Mr. Westin is responsible for the design and management of clinical studies for Medicure’s lead compound, MC-1, and for the clinical aspects of other business development and research projects.

Dr. Charles Gluchowski – Vice-President, Research & Development

Dr. Gluchowski is responsible for the preclinical development for Medicure’s lead preclinical compounds, including, MC-45302 and MC-5422, and for other research projects. Dr. Gluchowski provides his services to the Corporation’s research and development activities through a consulting contract with CanAm Bioresearch Inc. (see “Directors and Senior Management” under this item).

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

B. Compensation

No compensation of any kind was paid to the directors and executive officers of the Corporation during the year ended May 31, 2007, except for stock-based compensation described in Item 6(E) below and as follows:

On October 1, 2001, a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, and October 1, 2006. For the year ended May 31, 2007, the Corporation paid A.D. Friesen Enterprises Ltd., $289,333 in consulting compensation, including bonuses. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Corporation are met, as determined by the Board of Directors.

Moray Merchant serves the Corporation as Vice President, Market and Business Development and received a salary of $176,250 payable in equal semi-monthly instalments in fiscal 2007.

Dawson Reimer serves the Corporation as Vice President, Operations and received a salary of $98,333 payable in equal semi-monthly instalments in fiscal 2007.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary and received a salary of of $128,333 payable in equal semi-monthly installments in fiscal 2007.

During the year ended May 31, 2007, the Corporation paid directors a total of Nil (Year ended May 31, 2006: Nil; Year ended May 31, 2005: Nil; Year ended May 31, 2004: Nil; Year ended May 31, 2003: Nil) for consulting fees.

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

C. Board Practices

The Board of Directors presently consists of five directors who were elected at the Corporation’s annual general meeting of the shareholders held on October 11, 2006. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000, Dr. William A. Cochrane had served as a director of the Corporation since October 2000 and resigned as of June 28, 2006. Gerald McDole has served as a director of the Corporation since January 2004. Peter Quick has served as a director of the Corporation since November 2005. Kishore Kapoor was appointed as a director of the Corporation on June 28, 2006.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Corporation is required to have an Audit Committee. As at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Kishore Kapoor (Chair), Dr. Arnold Naimark, Gerald McDole and Peter Quick. The relevant experience of each member is described above. (See “Item 6. Directors, Senior Management and Employees”) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services. The Audit and Finance Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.

The charter of the Audit and Finance Committee is reproduced below and can be found on the Corporation’s website at www.medicure.com.

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

The members of the Audit and Finance Committee will meet all independence and financial literacy requirements of The American Stock Exchange, The Toronto Stock Exchange, Rule 10A-3 of the Securities Exchange Act of 1934, as amended, Multilateral Instrument 52-110 and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Corporation.

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

ADOPTION OF AUDIT AND FINANCE COMMITTEE CHARTER

This charter was originally adopted by the Board of Directors on August 23, 2004 and is reviewed and amended as necessary on an annual basis.

Executive Compensation, Nominating and Corporate Governance Committee

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

The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on the Corporation’s website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Corporation has 36 employees, of which 26 employees are dedicated to the Corporation’s research and development activites. In addition, CanAm and CDRI have a combined staff of 23 research scientists, technicians and staff dedicated solely to the Corporation’s research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2007.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	7,512,099(1)	6.46%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	Kishore Kapoor	Nil	Nil
Common shares	Derek G. Reimer	119,500	0.10%
Common shares	Moray Merchant	Nil	Nil
Common shares	Dawson Reimer	199,735	0.17%
Common shares	Jan-Ake Westin	9,000	0.01%
Common shares	Dr. Charles Gluchowski	Nil	Nil

1)

Dr. Albert Friesen holds 427,900 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., a private company wholly- owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2007. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	100,000 150,000 150,000	$1.63 $1.65 $1.63	January 5, 2009 December 6, 2015 October 14, 2016
Dr. Arnold Naimark	100,000 50,000 35,000	$1.10 $1.10 $1.65	December 15, 2007 August 12, 2008 December 6, 2015
Gerald P. McDole	100,000 75,000	$1.63 $1.65	January 16, 2009 December 6, 2015
Peter Quick	100,000 50,000	$1.65 $1.54	December 6, 2015 January 16, 2017
Kishore Kapoor	100,000	$1.83	August 18, 2016
Derek G. Reimer	30,000	$1.63	January 5, 2009

	45,000 190,000	$1.65 $1.63	December 6, 2015 October 14, 2016
Moray Merchant	100,000 100,000 25,000 75,000	$1.65 $1.12 $1.65 $1.63	September 22, 2008 August 23, 2009 December 6, 2015 October 14, 2016
Dawson Reimer	20,000 30,000 65,000 100,000	$1.10 $1.63 $1.65 $1.63	August 12, 2008 January 5, 2009 December 6, 2015 October 14, 2016
Jan-Ake Westin	30,000	$1.68	October 11, 2016
Dr. Charles Gluchowski	150,000	$1.72	August 10, 2016

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2007, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a clearing house that owns 74,557,872 (64.1%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2) Winnipeg, Manitoba	7,512,099(1)	6.46%

Notes:
(1)Amount of shares as of May 31, 2007.

(2)	Dr. Albert Friesen holds 427,900 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

As of July 11, 2007, there were 7,325 shareholders of record worldwide. As of this date there were 1,444 shareholders of record in the United States holding a total of 36,853,067 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2007, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 7,850,334 (or 6.75% of common shares).

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly installments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2007, the Corporation paid a total of $289,333 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2006, the Corporation paid a total of $191,667 to A.D. Friesen Enterprises Ltd. For the year ended May 31, 2005, the Corporation paid a total of $175,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. The lease agreement was subsequently amended on March 15, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage. During fiscal 2007, $24,760 was paid in excess of minimum rental payments for overhead costs.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Included in Item 17 hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2007, 2006 and 2005. The consolidated financial statements including related notes are accompanied by the report of the Corporation’s independent registered public accounting firm, KPMG LLP.

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

B. Significant Changes

On August 20, 2007, the Corporation entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$15 million. Under the terms of the agreement, the Corporation intends to issue approximately 13.04 million common shares together with warrants to purchase approximately 3.9 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five-year term and will have an exercise price of US$1.50 each. The agreement is expected to close in September 2007, and is subject to standard closing conditions including regulatory approval. In a separate transaction, the Corporation has signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Corporation’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the proposed terms, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until 2019. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2016. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Corporation in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The proposed terms also include an option for the Corporation to terminate the agreement for a payment of US $70 million to Elliott if the

U.S. Food & Drug Administration approves MC-1 for sale to the public. The Corporation will also issue to Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

The Elliott agreement is subject to a number of closing conditions, including the amendment, described below, of the Corporation’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.

In conjunction with the financing transactions described above, the Corporation has agreed to an amendment with its existing lenders to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Corporation have agreed, subject to certain conditions:

i)	From and after August 17, 2007, but no later than April 30, 2008, the Corporation shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Corporation no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Corporation no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Corporation no later than April 30, 2008. The Corporation intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

(ii)	To amend the credit agreement such that the Corporation is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:

Calendar 2007 - nil Calendar 2008 - US$15 million Calendar 2009 - US$23 million
(iii)

The Corporation will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis.

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange (“TSX”) under the symbol “MPH” and The American Stock Exchange (“Amex”) under the symbol “MCU”. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex (1)	Amex (1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2007	1.88	1.10	1.70	0.91
May 31, 2006	2.37	0.83	2.07	0.66
May 31, 2005	1.87	0.65	1.37	0.57
May 31, 2004	2.85	0.73	2.14	1.10
May 31, 2003	1.13	0.20	N/A	N/A

Fiscal Quarter Ended

May 31, 2007	1.55	1.13	1.37	0.97
February 28, 2007	1.64	1.10	1.43	0.91
November 30, 2006	1.88	1.37	1.70	1.21
August 31, 2006	1.88	1.27	1.70	1.20
May 31, 2006	2.37	1.52	2.07	1.41
February 28, 2006	1.85	1.32	1.70	1.15
November 30, 2005	1.44	0.85	1.17	0.72
August 31, 2005	1.20	0.83	0.95	0.66

Month

June 2007	1.48	1.15	1.40	1.09
May 2007	1.48	1.18	1.35	1.10
April 2007	1.55	1.29	1.37	1.12
March 2007	1.31	1.13	1.15	0.97
February 2007	1.43	1.10	1.22	0.91
January 2007	1.58	1.36	1.35	1.16

Note:

(1) The Corporation commenced trading on the American Stock Exchange on February 17, 2004.

C. Markets

The Corporation's common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004.

Amex Corporate Governance

Section 110 of the Amex company guide permits Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to Amex standards is as follows:

Quorum Requirement: Section 123 of the Amex company guide requires that the quorum for meeting of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Corporation’s quorum requirement is specified in its By-laws. A quorum for a meeting of members of the Corporation is one person present or represented by proxy and holding in all not less than 5% of the issued capital of the Corporation carrying voting rights.

The foregoing is consistent with the laws, customs and practices in Canada.

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

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of two-thirds of the votes cast.

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

5. Meetings

Subject to the provisions of the Act, the annual general meeting of the shareholders shall be on such date in each year as the board of directors may determine, and a special meeting of the shareholders may be convened at any time by order of the President or by the board on their own motion or on the requisition of shareholders as provided for in the Act. Notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 60 days before the date of the meeting to each director and shareholder. A meeting of shareholders may be held without notice at any time and at any place provided a waiver of notice is obtained in accordance with section 136 of the Act. The quorum for the transaction of business at meetings of the shareholders shall consist of not less than one (1) shareholder present or represented by proxy and holding in all not less than five (5%) percent of the issued capital of the Corporation carrying voting rights. At any meeting of shareholders, every person shall be entitled to vote who, at the time of the taking of a vote (or, if there is a record date for voting, at the close of business on such record date) is entered in the register of shareholders as the holder of one or more shares carrying the right to vote at such meeting, subject to the provisions of the Act.

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

a)	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation.
b)	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006.
c)	Amendment to Development Agreement dated July 2, 2004 between Medicure International Inc. and Clinical Development Research Institute Inc. dated July 4, 2006.
d)	Amended Stock Option Plan approved October 25, 2005.
e)	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Corporation.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and

63 the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, or any U.S. state and local or (except as specifically discussed below in “Canadian Federal Income Tax Considerations for United States Residences”) foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident or deemed to be in Canada, deals at arm’s length and is not affiliated with the Corporation for the purpose of the Tax Act, holds the

Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

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

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by the Corporation to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of its voting stock at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and AMEX) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Corporation’s capital stock.

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

As disclosed above, the Corporation entered into a debt agreement in connection with its acquisition of the rights of AGGRASTAT® in the United States and its territories in August 2006. At May 31, 2007, the outstanding principal amount of this debt is US$15.84 million. As this debt bears interest at a fluctuating rate of LIBOR plus 6.5 percent per annum, the Corporation is exposed to interest rate risk.

FOREIGN EXCHANGE RISK

The Corporation’s primary currency of operations is the Canadian dollar. However, the Corporation has expenditures and holds investments denominated in a foreign currency. In fiscal 2007, it is estimated that approximately 55% of the Corporation’s expenditures were denominated in a foreign currency, primarily being the US dollar. To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes to mitigate the impact of foreign exchange fluctuations on these costs. A 10% change in foreign exchange rates for fiscal 2007 would have impacted loss for the year by 7%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Corporation's chief executive officer and its chief financial officer concluded that the Corporation's disclosure controls and procedures as of May 31, 2007 are effective in identifying, on a timely basis, material information relating to the Corporation that is to be publicly disclosed.

Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

The Corporation’s management carried out an evaluation, under the supervision of the Corporation’s chief executive officer and chief financial officer, of the effectiveness of the Corporation’s internal control over financial reporting, as of May 31, 2007, based on the framework set forth in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Corporation’s internal control over financial reporting was effective as of that date.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2007, Mr. Kishore Kapoor, a non-employee director, was a member of the audit committee of the Corporation. The board of directors of the Corporation has determined that Mr. Kapoor (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

(a) Audit fees	2007	2006
	$55,600	$34,500

Audit fees consist of fees paid for the audit of the Corporation’s annual financial statements.

(b) Audit-related fees	2007	2006
	$124,850	$33,600

Audit-related fees consist of fees paid for the review of the Corporation’s interim financial statements and for services associated with the issuance of prospectuses.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2007 or 2006.

(d) All other fees	2007	2006
	$3,825	$62,725

All other fees consist of fees paid for translation services and assistance with Sarbanes-Oxley compliance planning.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 13 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Deficit;
4.	Consolidated Statements of Cash Flows; and
5.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.

Years ended May 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2007, in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

(signed) “KPMG LLP”

Chartered Accountants

Winnipeg, Canada
August 22, 2007

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$31,770,320	$34,920,433
Accounts receivable (note 3)	2,048,260	458,424
Inventories (note 4)	640,004	–
Research advance (note 10)	200,000	200,000
Prepaid expenses	1,168,603	262,716
	35,827,187	35,841,573

Property and equipment (note 5)	196,521	50,663

Intangible assets (note 6)	23,412,131	2,921,841

Deferred debt issue expenses (net of accumulated
amortization of $211,096)	349,963	–

	$59,785,802	$38,814,077

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$8,536,869	$1,644,339
Current portion of long-term debt (note 7)	6,160,896	–
	14,697,765	1,644,339

Long-term debt (note 7)	10,781,568	–

Shareholders’ equity:
Capital stock (note 8)	109,102,397	81,226,634
Contributed surplus [note 8(c)]	3,035,024	2,070,670
Deficit	(77,830,952)	(46,127,566)
	34,306,469	37,169,738

Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (notes 1 and 7)

	$59,785,802	$38,814,077

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Dr. A.D. Friesen”	Director	Signed “Mr. Kishore Kapoor”	Director

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue:
Product sales, net	$5,944,730	$–	$–

Expenses:
Cost of goods sold, excluding amortization	387,803	–	–
Selling, general and administrative	11,047,769	2,858,443	2,256,499
Research and development (note 10)	23,335,752	10,219,025	13,564,069
Investment tax credits	(171,927)	(478,473)	(553,335)
Amortization	2,288,745	107,379	57,874
	36,888,142	12,706,374	15,325,107

Loss before the undernoted	(30,943,412)	(12,706,374)	(15,325,107)

Other expenses (income):
Interest and other income	(1,590,801)	(299,737)	(394,784)
Interest expense	1,958,380	–	–
Foreign exchange loss (gain), net	392,395	200,437	(64,413)
	759,974	(99,300)	(459,197)

Loss for the year	(31,703,386)	(12,607,074)	(14,865,910)

Deficit, beginning of year	(46,127,566)	(33,520,492)	(18,654,582)

Deficit, end of year	$(77,830,952)	$(46,127,566)	$(33,520,492)

Basic and diluted loss per share	$(0.30)	$(0.17)	$(0.22)

Weighted average number of common shares used in
computing basic and diluted loss per share	104,879,404	75,144,764	66,717,715

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2007, 2006 and 2005

	2007	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year	$(31,703,386)	$(12,607,074)	$(14,865,910)
Adjustments for:
Amortization of property and equipment	41,187	32,797	27,995
Amortization of intangible assets	2,247,558	74,582	29,879
Amortization of deferred debt issue
expenses	211,096	–	–
Write-off of property and equipment	–	17,212	–
Stock-based compensation	1,025,310	745,570	504,878
Unrealized foreign exchange gain
on long-term debt	(825,221)	–	–
Change in the following:
Accounts receivable	(1,589,836)	11,342	(191,669)
Inventories	(640,004)	–	–
Prepaid expenses	(905,887)	135,488	512,133
Accounts payable and accrued liabilities	6,892,530	(1,088,415)	1,915,179
	(25,246,653)	(12,678,498)	(12,067,515)

Investing activities:
Acquisition of property and equipment	(187,045)	(19,671)	(42,796)
Acquisition of intangible assets	(22,737,848)	(1,224,223)	(386,157)
	(22,924,893)	(1,243,894)	(428,953)

Financing activities:
Issuance of common shares, net of share
issue costs	27,814,807	41,251,907	133,000
Proceeds from issuance of long-term debt	17,767,685	–	–
Debt issue expenses	(561,059)	–	–
	45,021,433	41,251,907	133,000

Increase (decrease) in cash and cash equivalents	(3,150,113)	27,329,515	(12,363,468)

Cash and cash equivalents, beginning of year	34,920,433	7,590,918	19,954,386

Cash and cash equivalents, end of year	$31,770,320	$34,920,433	$7,590,918

Supplementary information:
Cash transactions:
Interest paid	$1,574,209	$–	$–
Interest received	1,596,616	207,718	530,876
Non-cash transactions:
Value assigned to stock options granted
as consideration for acquisition of
intellectual property from third party
(note 6)	$–	$439,230	$–
Value assigned to placement agent’s
stock-based compensation related to
August 19, 2005 private placement
[note 8(c)]	–	42,758	–

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

1.	Nature of operations:

Medicure Inc. (the Company) is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

Since September 15, 1997, the date of inception of the Company through to May 31, 2007, the Company has expended approximately $59,743,000 net of government assistance and investment tax credits, which aggregate approximately $1,654,000, on the research and development of MC-1, MC-4232 and other compounds.

To date, the Company has financed its cash requirements primarily through share issuances, debt financing, investment tax credits, government grants and interest income. As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required. The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis. There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis. In addition, pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

In response to these factors and to support continued operations through the 2008 fiscal year, The Company has entered into the following arrangements subsequent to May 31, 2007 which it anticipates closing in September 2007:

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

1.	Nature of operations (continued):

On August 20, 2007, the Company entered into a securities purchase agreement with an unrelated investor to raise gross proceeds of US$15 million. Under the terms of the agreement, the Company intends to issue approximately 13.04 million common shares together with warrants to purchase approximately 3.9 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and will have an exercise price of US$1.50 each. The agreement is expected to close in September 2007, and is subject to standard closing conditions including regulatory approval. In a separate transaction, the Company has signed a non-binding term sheet dated August 20, 2007 to monetize a percentage of the Company’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the proposed terms, Elliott will receive an annual return that will be calculated as a percentage of AGGRASTAT® net sales subject to an escalating minimum annual return, until 2019. The minimum annual returns start at US$2.5 million in 2007 and escalate to US$6.9 million in 2016. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7 percent on the first US$75 million in MC-1 revenues and 3 percent thereafter. Elliot’s participation rights shall be secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC products), and all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1. The Company will also issue Elliott ten-year warrants to purchase 1 million common shares at an exercise price of US$1.26.

The Elliott agreement is subject to a number of closing conditions, including the amendment, described below, of the Company’s credit agreement dated August 8, 2006 and the execution of a definitive agreement. The transaction is expected to close in September 2007.

In conjunction with the financing transactions described above, the Company has agreed to an amendment with its existing lenders (note 7) to certain of the covenants provided for in its credit agreement, dated August 8, 2006. The lenders and the Company have agreed, subject to certain conditions:

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

1.	Nature of operations (continued):

(i)

From and after August 17, 2007, but no later than April 30, 2008, the Company shall receive additional cash for working capital in a total aggregate amount of at least US$35 million from any and/or a combination of any of the sources described above, provided that (1) at least US$15 million of such aggregate amount must be received by the Company no later than September 30, 2007 and (2) a further US$15 million of such aggregate amount must be received by the Company no later than February 28, 2008 and (3) a further US$5 million of such aggregate amount must be received by the Company no later than April 30, 2008. The Company intends that the additional cash to meet this test will come from the subscription agreement and term sheet described above.

(ii)	To amend the credit agreement such that the Company is required to achieve the following minimum net revenue requirements from sales of AGGRASTAT®:

Calendar 2007 - nil Calendar 2008 - US$15 million Calendar 2009 - US$23 million
(iii)

The Company will deposit US$10 million in a cash collateral account to be held by Merrill Lynch Capital Inc. (Merrill), for the benefit of Merrill and the lenders, on closing of the financing transactions described above.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actual closing of the above financings, including the completion of the appropriate amendment to its existing financing agreement, under the terms described above and meeting any applicable financial covenants on an ongoing basis. These consolidated financial statements do not reflect any adjustments that may be required if these transactions are not completed as indicated.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 13 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-Company transactions and balances have been eliminated.

(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Depending on specific sales terms, revenue is recognized upon product delivery, upon customer acceptance, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

(d)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The Company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(e)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(f)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight- line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred.

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

(g)	Deferred debt issue expenses:

Deferred debt issue expenses are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method over the term of the debt. Amortization expense related to deferred debt issue expenses is included in interest expense.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(h)	Impairment of long-lived assets:

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

(i)	Stock-based compensation:

The Company has a stock option plan [note 8(d)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period.

(j)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures (SR&ED) are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

Investment tax credits are only available on research and development expenditures incurred directly by the Company.

(k)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(l)	Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

(m)	Income taxes:

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

(n)	Net earnings (loss) per share:

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

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

2.	Significant accounting policies (continued):

(o)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Accounts receivable:

	2007	2006

Trade accounts receivable	$1,164,386	$–
SR&ED taxes receivable	408,927	237,000
Interest receivable	184,121	189,936
Other	290,826	31,488

	$2,048,260	$458,424

The Company believes that there is no unusual exposure associated with the collection of these accounts receivable. As at May 31, 2007, the trade accounts receivable primarily consists of amounts owing from four customers which represent approximately 98 percent (May 31, 2006 - nil) of trade accounts receivable.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

4.	Inventories:

	2007	2006
Raw materials and packaging materials	$366,796	$–
Finished goods	273,208	–
	$640,004	$–

5.	Property and equipment:

		Accumulated	Net book
May 31, 2007	Cost	amortization	value

Computer equipment	$138,586	$102,396	$36,190
Furniture, fixtures and equipment	183,287	25,116	158,171
Leasehold improvements	20,671	18,511	2,160

	$342,544	$146,023	$196,521

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Computer equipment	$91,629	$76,156	$15,473
Furniture, fixtures and equipment	43,199	14,303	28,896
Leasehold improvements	20,671	14,377	6,294

	$155,499	$104,836	$50,663

6.	Intangible assets:

		Accumulated	Net book
May 31, 2007	Cost	amortization	value

Patents	$20,244,953	$1,915,341	$18,329,612
Trademark	3,760,874	284,565	3,476,309
Technology license	1,166,619	173,876	992,743
Customer list	663,684	50,217	613,467

	$25,836,130	$2,423,999	$23,412,131

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

6.	Intangible assets (continued):

		Accumulated	Net book
May 31, 2006	Cost	amortization	value

Patents	$1,935,502	$146,971	$1,788,531
Technology license	1,162,780	29,470	1,133,310

	$3,098,282	$176,441	$2,921,841

In August 2006, the Company acquired the rights to AGGRASTAT® Injection (tirofiban hydrochloride) in the U.S. and its territories (Puerto Rico, Virgin Islands, and Guam) from MGI PHARMA Inc. for total cash consideration of US$19,000,000, and is required to make certain royalty payments to Merck & Co., Inc., based on net sales of AGGRASTAT® in the U.S. The purchase price has been allocated to patents, trademark, and customer list intangible assets acquired, which are amortized over their estimated useful lives.

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

7.	Long-term debt:

In connection with the Company’s acquisition of the licensing rights to AGGRASTAT® in the United States and its territories, the Company obtained a term loan facility totaling US$15,840,000 from Merrill Lynch Capital Canada Inc, a division of Merrill Lynch Business Financial Services Inc., Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. Commencing in June 2007, principal of US$480,000 is payable monthly with the term loan maturing February 1, 2010.

Principal repayments to maturity are as follows:

2008	$6,160,896
2009	6,160,896
2010	4,620,672

$16,942,464

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

7.	Long-term debt (continued):

The term loan facility is secured by collateral, consisting of all financial, physical, and intangible assets of the Company and its subsidiaries. The term loan facility agreement includes certain financial and non-financial covenants. As described in note 1, the Company has entered into an agreement with the lenders that, subject to the completion of certain financing arrangements and other closing conditions, will modify financial covenants of this debt.

8.	Capital stock:

	(a)	Authorized:

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

	(b)	Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance, May 31, 2004	66,646,660	$39,731,296
Exercise of options for cash	180,000	133,000
Balance, May 31, 2005	66,826,660	39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482
Balance, May 31, 2006	96,046,465	81,226,634

Private placement for cash on December 22, 2006,
net of share issue costs of $1,866,177	15,615,392	21,541,766
Private placement for cash on December 28, 2006,
net of share issue costs of $499,879	4,307,652	5,986,541
Exercise of options for cash	345,000	347,456

Balance, May 31, 2007	116,314,509	$109,102,397

Share issue costs include a non-cash charge of $42,758 related to placement agent’s warrants granted as compensation for the August 19, 2005 private placement.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

8.	Capital stock (continued):

(c) Contributed surplus:

Balance, May 31, 2004	$491,423
Options granted	504,878
Balance, May 31, 2005	996,301

Stock-based compensation	1,184,800
Placement agent’s warrants granted	42,758
Options exercised - transferred to capital stock	(153,189)
Balance, May 31, 2006	2,070,670

Stock-based compensation	1,025,310
Options exercised - transferred to capital stock	(60,956)

Balance, May 31, 2007	$3,035,024

(d)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 7,200,000 common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s stock options is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Balance, beginning
of year	3,300,028	$1.41	2,372,333	$1.17	2,307,033	$1.11
Granted	1,355,500	1.65	1,308,000	1.76	1,075,000	1.18
Exercised	(345,000)	0.83	(264,305)	0.96	(180,000)	0.74
Cancelled or expired	(75,000)	1.37	(116,000)	1.32	(829,700)	1.10

Balance, end of year	4,235,528	$1.52	3,300,028	$1.41	2,372,333	$1.17

Options exercisable,
end of year	2,318,028		1,709,685		977,334

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

8.	Capital stock (continued):

	2007	2006	2005

Weighted average fair value per unit
of options granted during the year at
market value on grant date	$1.07	$1.27	$0.49
Weighted average fair value per unit
of options granted during the year at
above market value on grant date	–	0.34	0.41

Options outstanding at May 31, 2007 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.75 - 1.95	3,985,528	6.1 years	$ 1.46	2,068,028
2.14 - 2.67	250,000	3.1 years	2.46	250,000

	4,235,528		$ 1.52	2,318,028

The compensation expense related to stock options granted under the stock option plan during fiscal 2007 aggregated $1,025,310 (2006 - $745,570; 2005 - $504,878). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Expected option life	6.5 years	7.0 years	4.0 years
Risk-free interest rate	4.10%	4.05%	3.61%
Dividend yield	–	–	–
Expected volatility	66.96%	72.70%	70.57%

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

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

8.	Capital stock (continued):

(e)	Warrants:

				Granted			Granted
Issuance	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2005	(Cancelled)*		2006	(Cancelled)*	2007

629,834 units
(June 26, 2005)	629,834	$1.00	502,403	(502,403	)*	–	–	–

104,110 units
(August 19, 2008)	104,110	1.18	–	104,110		104,110	–	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	–	2,602,750		2,602,750	–	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	–	4,000,000		4,000,000	–	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	–	–		–	3,984,608	3,984,608

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

The warrants expiring on May 9, 2011 and December 22, 2011 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(f)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

9.	Income taxes:

Significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$3,373,000	$1,486,000
Share issue costs	1,440,000	1,215,000
Operating losses carried forward	2,419,000	2,818,000
Other	222,000	91,000
	7,454,000	5,610,000

Less valuation allowance	(7,454,000)	(5,610,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2007	2006	2005

Loss for the year:
Canadian	$4,575,446	$2,951,941	$1,796,998
Foreign	27,127,940	9,655,133	13,068,912

	$31,703,386	$12,607,074	$14,865,910

Canadian federal and provincial income taxes
recovery at 32.5% (2006 - 35%;
2005 - 37.1%)	$10,304,000	$4,412,000	$5,518,000
Foreign tax rate differential	(7,947,000)	(3,138,000)	(4,524,000)
Permanent differences	(333,000)	(265,000)	(196,000)
Change in statutory rates	(374,000)	(46,000)	(68,000)
Valuation allowance	(1,650,000)	(1,157,000)	(730,000)
Other	–	194,000	–

	$–	$–	$–

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by its wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2007, the Company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $2,499,802 and $62,973,128, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2027. The Company also has scientific and development investment tax credits of $2,618,000 (2006 - $991,000) which can be applied against income taxes otherwise payable of future years up to fiscal 2027.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

10.	Commitments and contingencies:

(a) Commitments:

As at May 31, 2007 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Purchase	Services
	agreement	agreement
	commitments	commitments

Contractual obligations payment due by fiscal period
ending May 31:

2008	$1,089,922	$804,692
2009	1,089,922	–
2010	1,250,363	–

	$3,430,207	$804,692

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $3,430,207 over the term of the agreement, which expires in fiscal 2010.

The Company entered into an agreement with a third party to provide contract sales and marketing services, totaling a minimum of $804,692 over the term of the agreement, which expires in fiscal 2008.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2007, the Company is committed to fund up to a further $3,857,000 related to clinical research agreements with CROs.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

10.	Commitments and contingencies (continued):

The Company also entered into agreements with the clinical sites participating in the trials. The site agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. The Company is also liable for the payment of certain pass through costs. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of these activities. As at May 31, 2007, the Company is committed to fund up to an estimated $13,107,000 related to site agreements. The CRO and site agreements are cancellable upon termination notice of 30, 60 or 90 days, depending upon the terms of the agreement.

In addition, as at May 31, 2007, the Company has committed to fund a further $30,699,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

As at May 31, 2007, the Company has provided a research advance of $200,000 (2006 - $200,000) to one of the third parties referred to above, which is non-interest bearing, unsecured and repayable on demand.

(b)	Guarantees:

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

(c)	Royalties:

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

10.	Commitments and contingencies (continued):

Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007 and continuing until the expiration of the last to expire of the assigned patents, which is May 6, 2023. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized.

11.	Related party transactions:

During the year ended May 31, 2007, the Company paid companies controlled by a director a total of $358,345 (2006 - $267,569; 2005 - $243,548) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.	Financial instruments:

The Company is exposed to market risks related to changes in interest rates and foreign exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at May 31, 2007.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

13.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2007, 2006 and 2005, research and development expense would have increased by $618,330, $1,663,453 and $386,157, respectively. Under U.S. GAAP, the amortization expense to be added back is $206,899 for the year ended May 31, 2007 (2006 - $74,582; 2005 - $29,878).

	(b)	Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2007, 2006 and 2005. A total of nil (2006 - $17,212; 2005 - nil) in scientific equipment was written-off during the year under Canadian GAAP that was expensed in a prior year under US GAAP. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2007, 2006 and 2005 is nil, $2,933 and $4,587, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

13.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Stock options - stock-based compensation costs:

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

The Company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the Company would record an additional compensation expense for the years ended May 31, 2007, 2006 and 2005 of approximately nil, nil and $8,392, respectively.

	(d)	Recent accounting pronouncements:

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

Effective June 1, 2006, the Company adopted SFAS 123R, however, there was no significant impact on its consolidated financial position and results of operations.

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

13.	Reconciliation of generally accepted accounting principles (continued):

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

The FASB has proposed to adopt new standards which would, for the Company, result in the reclassification of warrants denominated in other than Canadian dollars as a liability and requiring them to be marked-to-market on an ongoing basis with changes in value during a period included in the measurement of loss. The timing of application of this proposed guidance is currently uncertain.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provision of SFAS 159 effective June 1, 2008. The Company is currently assessing the impact of the adoption of SFAS 159.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

13.	Reconciliation of generally accepted accounting principles (continued):

(e) Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2007	2006	2005

Loss for the period, Canadian GAAP	$(31,703,386)	$(12,607,074)	$(14,865,910)
Adjustments for the following:
Stock-based compensation (c)	–	–	(8,392)
Intangible assets (a)	(618,330)	(1,663,453)	(386,157)
Amortization of intangible assets (a)	206,899	74,582	29,878
Scientific equipment (b)	–	17,212	–
Amortization of scientific
equipment (b)	–	2,933	4,587

Loss for the period, U.S. GAAP	$(32,114,817)	$(14,175,800)	$(15,225,994)

Basic and diluted loss per share,
U.S. GAAP	$(0.31)	$(0.19)	$(0.23)
Weighted average number of common
shares	104,879,404	75,144,764	66,717,715

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2007	2006	2005

Operating activities	$(25,864,983)	$(13,902,721)	$(12,453,672)
Investing activities	(22,306,563)	(19,671)	(42,796)
Financing activities	45,021,433	41,251,907	133,000

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2007	2006

Intangible assets	$20,078,862	$–
Capital stock and contributed surplus	128,382,255	99,542,138
Deficit	(97,409,055)	(65,294,238)

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)
Years ended May 31, 2007, 2006 and 2005

14.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2007, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 34 percent, Customer B accounted for 32 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 8 percent.

Property and equipment and intangible assets are located in the following countries:

	2007	2006

Canada	$251,543	$179,164
Barbados	23,233,236	2,793,340
United States	123,873	–

15.	Comparative figures:

The comparative financial statements have been reclassified from statements previously presented to conform to the basis of presentation adopted in the current year’s financial statements.

Other Schedules

Information required pursuant to Schedule 21.12 -04 of Regulation S-X has been disclosed on page 6. See Item 3A – Selected Financial Information.

Information required pursuant to Schedule 21.12 -09 of Regulation S-X is not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Exhibit
1.	Articles of Incorporation and Bylaws:
1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3].
1.7	Bylaws [5].
4.	Material Contracts and Agreements:
4.1

License Agreement between Medicure and the University of Manitoba dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [1];

4.2

Transfer Agency Agreement between Montreal Trust Company of Canada and the Corporation dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.3

Medicure International Licensing Agreement between the Corporation and Medicure International Inc. dated June 1, 2000, wherein the Corporation granted Medicure International Inc a license with regard to certain intellectual property [1];

4.4

Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International [1];

4.5

Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [2];

4.6	Stock Option Plan approved February 4, 2002 [3];
4.7	Employment Agreement with Derek G. Reimer dated February 4, 2002 [3];
4.8	Employment Agreement with Moray Merchant dated September 22, 2003 [3];

4.9	Amendment dated March 1, 2002 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];
4.10	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [3];
4.11

Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Corporation whereby consulting services will be provided to the Corporation by Dr. Albert D. Friesen [4];

4.12	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];
4.13

Development Agreement between Medicure International Inc. and Clinical Development Research Institute Inc. (CDRI) dated July 2, 2004, wherein CDRI agreed to conduct research and development activities for Medicure International [4];

4.14	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation [5];
4.15	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation [5];
4.16	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation [5];
4.17	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation [5];
4.18	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];
4.19	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation [6];
4.20	Amendment to Development Agreement dated July 2, 2004 between Medicure International Inc. and Clinical Development Research Institute Inc. dated July 4, 2006 [6];
4.21	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006 [6];
4.22	Amended Stock Option Plan approved October 25, 2005 [6];
4.23	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Corporation **;
4.24

Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) **.

11.	Code of Ethics [4].
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.
13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

[1]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F registration statement filed on January 30, 2001.
[2]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on December 31, 2002.
[3]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on October 20, 2003.
[4]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on September 15, 2004.
[5]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 19, 2005.
[6]	Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 10, 2006.

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 22, 2007

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

Albert D. Friesen, Ph.D.
Chairman, President & CEO