Form 20-F
period 2008-05-31
MEDICURE INC
filed 2008-08-29
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2008

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31995

MEDICURE INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4 - 1200 Waverley Street, Winnipeg, Manitoba, Canada R3T 0P4
(Address of principal executive offices)

Dr. Albert D. Friesen, Tel: (204) 487-7412, Fax: (204) 488-9823
4 - 1200 Waverley Street, Winnipeg, Manitoba, Canada R3T 0P4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

At May 31, 2008 the registrant had 130,307,552 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  [   ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange
Act. (Check one):

Large Accelerated Filer [   ]         Accelerated Filer [X]       Non-Accelerated Filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [X]
Standards as issued by the International
Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).
Yes  [   ]     No [X]

As of May 31, 2008, the rate for Canadian dollars was US $1.0070 for Cdn $1.00.

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

“CABG” means coronary artery bypass graft;

"Computer Aided Drug Design" means a method for design of new therapeutic molecules using computer generated models of the drug and its molecular target;

"FDA" means the United States Food and Drug Administration;

"GCP" means Good Clinical Practices;

"GLP" means Good Laboratory Practices;

"GMP" means Good Manufacturing Practices;

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

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Corporation’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Corporation. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding:

  our intention to further advance our commercial operation and increase AGGRASTAT® product revenue;

  our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing;

  our ongoing corporate restructuring plan;

  our intention to discover and develop new pharmaceuticals;

  our intention to license the sale and distribution of any products we may commercialize to larger, international pharmaceutical companies;

  our plan to move forward with a clinical development program for MC-1 in chronic indications;

  our intention to build a pipeline of pre-clinical products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development;

  our evaluation of other drug candidates for potential license with the objective of further broadening our product and patent portfolio; and

  our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential development and commercialization of our product candidates.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

  the ability to meet its debt obligations;

  dependence on collaborative partners;

  sufficient working capital to meet current obligations;

  our ability to continue as a going concern;

  the competitive landscape in the markets which we compete, pricing and/or Medicare/Medicaid positioning for AGGRASTAT®;

  the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and to carry on research and development programs related to MC-1 or other products;

  unanticipated interruptions in our manufacturing operations;

  significant changes in foreign exchange rate;

  the impact of new discoveries and scientific information that affect the competitive positioning of AGGRASTAT® and/or its competitors;

  the impact of competitive products and pricing;

  the compliance with all long-term debt covenants and obligations;

  the expense and outcome of certain legal and regulatory proceedings and expense thereto;

  the nature of the market for MC-1 in the treatment of chronic cardiovascular and metabolic indications;

  the regulatory approval process leading to commercialization;

  fluctuations in operating results, and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators;

  our ability to anticipate and manage the risks associated with the foregoing, contractual disagreements with third parties;

  the unpredictability of protection provided by our patents;

  the results of continuing safety and efficacy studies by industry and government agencies;

  the regulatory environment and decisions by regulatory bodies impacting our products, fees relating or our and the feasibility of additional clinical trials;

  the company’s stage of development;

  lack of product revenues;

  the company’s limited marketing experience

  additional capital requirements;

  risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products;

  the ability to protect its intellectual property and

  additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of this Annual Report.

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2008 and 2007 and for the fiscal years ended May 31, 2008, 2007 and 2006 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2006, 2005 and 2004 and for the fiscal years ended May 31, 2005 and 2004 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 14 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities and the issuance of debt. The Corporation’s ability to continue operations is dependent on the ability of the Corporation to obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2008	2007	2006	2005	2004
(as at period end)	$	$	$	$	$
Current Assets	14,402,736	35,827,187	35,841,573	8,658,888	21,342,820
Capital Assets	132,887	196,521	50,663	81,002	66,202
Intangible Assets	8,353,610	23,412,131	2,921,841	1,332,969	976,690
Other Assets	11,916,000	349,963	-	-	-
Total Assets	34,805,233	59,785,802	38,814,077	10,072,859	22,385,712
Total Liabilities	41,361,393	25,479,333	1,644,339	2,732,754	817,575
Net Assets /	(6,556,160)	34,306,469	37,169,738	7,340,105	21,568,137
(deficiency)
Capital Stock,	128,677,313	112,137,421	83,297,304	40,860,597	40,222,719
warrants and
Contributed Surplus
Deficit	(135,233,473)	(77,830,952)	(46,127,566)	(33,520,492)	(18,654,582)
Statement of
Operations
(for the fiscal year
ended on)
Product Sales	2,247,129	5,944,730	-	-	-
Interest and Other	1,149,574	1,590,801	299,737	394,784	445,461
Income
Loss from Continuing
Operations	(57,402,521)	(31,703,386)	(12,607,074)	(14,865,910)	(5,989,086)
Net Loss for the	(57,402,521)	(31,703,386)	(12,607,074)	(14,865,910)	(5,989,086)
Period
Basic and Diluted	(0.46)	(0.30)	(0.17)	(0.22)	(0.11)
Loss per Share
Weighted-Average
Number of
Common Shares	125,476,086	104,879,404	75,144,764	66,717,715	55,738,716
Outstanding

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2008	2007	2006	2005	2004
(as at Period end)	$	$	$	$	$
Current Assets	14,402,736	35,827,187	35,841,573	8,658,888	21,342,820
Capital Assets	132,887	196,521	50,663	60,859	41,472
Intangible Assets	5,510,661	20,078,862	-	-	-
Other Assets	14,470,081	349,963	-	-	-
Total Assets	34,516,365	56,452,533	35,892,236	8,719,747	21,384,292
Total Liabilities	43,915,123	25,479,333	1,644,339	2,732,754	817,575
Net Assets /	(9,398,758)	30,973,200	34,247,897	5,986,993	20,566,717
(deficiency)
Capital Stock,	144,921,967	128,382,255	99,542,135	57,105,431	56,459,161
warrants and
Contributed Surplus
Deficit	(154,320,725)	(97,409,055)	(65,294,238)	(51,118,438)	(35,892,444)
Statement of
Operations
Product Sales	2,247,129	5,944,730	-	-	-
Interest and Other	1,149,574	1,590,801	299,737	394,784	445,461
Income
Loss from Continuing
Operations	(56,911,670)	(32,114,817)	(14,175,800)	(15,225,994)	(6,222,185)
Net Loss for the	(56,911,670)	(32,114,817)	(14,175,800)	(15,225,994)	(6,222,185)
Period
Basic and Diluted	(0.45)	(0.31)	(0.19)	(0.23)	(0.11)
Loss per Share
Weighted-Average
Number of
Common Shares	125,476,086	104,879,404	75,144,764	66,717,715	55,738,716
Outstanding

Comparability of Data

The selected financial data for the fiscal years ended May 31, 2008, 2007, 2006, 2005 and 2004 includes the operations of Medicure International Inc., a Barbados corporation (“Medicure International”), commencing June 1, 2000, and Medicure Pharma Inc., a United States corporation, and Medicure Europe Limited, a United Kingdom corporation, commencing June 1, 2006.

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

	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004

Period End	1.0070	0.9349	0.9079	0.7967	0.7335
Average	0.9857	0.8798	0.8588	0.7978	0.7453

	August	July	June	May	April	March	February
	2008	2008	2008	2008	2008	2008	2008
	(Aug 1- 21)
High for Period(1)	.9394	0.9782	0.9755	1.0179	1.0002	1.0241	1.0298
Low for Period(1)	.9332	0.9733	0.9690	0.9761	0.9682	0.9713	0.9805

Notes:
(1) Figures are extracted from daily exchange rates

As of August 21, 2008, the exchange rate to convert one Canadian dollar into the U.S. dollar was .9579.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Corporation’s business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Corporation.

Going concern risk

The Company recorded a loss of $57,403,000 and negative cash flows from operations of $41,865,000 in the year ended May 31, 2008 and the Company reported an accumulated deficit of $135,233,000 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring included a significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Corporation has engaged in a restructuring program designed to reduce costs and conserve capital which may not be successful.

Following MC-1’s failure to achieve its endpoint as announced in February 2008, the Corporation engaged in a restructuring effort which led to the downsizing of 50 staff and consultants in order to reduce expenses and conserve capital. The restructuring may negatively impact the ability of the Corporation to retain qualified management, staff and consultants which may further limit the Corporation’s ability to continue its commercial operations as well as its ongoing research and development activities.

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

The Corporation has incurred net losses every year since inception in 1997. The Corporation incurred net losses of $57,402,521 for the year ended May 31, 2008, $31,703,386 for the year ended May 31, 2007, $12,607,074 for the year ended May 31, 2006, $14,865,910 for the year ended May 31, 2005, and $5,989,086 for the year ended May 31, 2004.

The Corporation anticipates that its losses will continue for the foreseeable future. The long-term profitability of the Corporation’s operations is uncertain, and may never occur. The Corporation’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

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

Substantial cash payments may be required under the terms of the Corporation’s borrowings upon an event of default or change of control. Such cash payments may leave the Corporation with little or no working capital in the business or make the Corporation insolvent.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017, with minimum payments over the life of the agreement aggregating US$49.7 million.

In August 2006, the Corporation entered into a term loan financing facility with a syndicate of lenders, led by Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation (the “Credit Facility”). As at May 31, 2008, the balance outstanding on the Credit Facility is US$12 million. Under the Credit Facility, the Corporation’s lenders may require that all or a portion of the principal amount of the Credit Facility be repaid in cash upon the occurrence of various customary events of default (subject to certain cure periods), including but not limited to:

  the failure to pay principal, fees and/or interest due under the Credit Facility;

  the suspension of the Corporation’s common shares from trading on both the TSX and AMEX;

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

  an unpermitted payment by any obligor under the Credit Facility on account of any debt that has been subordinated to the Credit Facility and the occurrence of any fact, event or circumstance that could reasonably be expected to result in a material adverse effect.

Upon the occurrence and during the continuance of an event of default, the interest rate on the Credit Facility will be increased by 1.5% . The lenders under the Credit Facility may also require all or a portion of the Credit Facility be redeemed in cash upon a change of control. Pursuant to an amendment to the Credit Facility agreement made as of September 17, 2007, the cash amount of US$12 million was deposited in a cash collateral reserve held by Merrill and to be applied against the Corporation’s obligations under the Credit Facility.

The Corporation’s substantial debt could impair its financial condition. The Corporation is highly leveraged and has substantial debt service obligations which it may not be able to meet in the ordinary course of business.

As of May 31, 2008, the Corporation had approximately US$36.2 million of future principal repayments on its long-term debt. This substantial indebtedness could have important consequences for the Corporation. For example, it could:

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

There is no guarantee that the Corporation will be able to meet its obligations under these facilities.

The Corporation may be exposed to short-term liquidity risk.

The Corporation currently relies on trade credit as well as cash from term debt and equity issues to provide the necessary short-term financing to conduct the Corporation’s research and development activities as well as its commercial operations. Should suppliers and other creditors decline to extend short-term credit to the Corporation in the future, it may have a material adverse effect on the Company’s business prospects, financial results and financial condition.

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

The Company’s business prospects and operations depend on the continued contributions of certain of the Company’s executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

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

Also, certain of the Corporation’s management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Corporation. The Corporation does not have key person insurance in effect in the event of a loss of any management, scientific or other key personnel. The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

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

The Corporation’s financing agreement with Birmingham Associates includes certain restrictive covenants on the corporations commercial and developmental products including intellectual property. The ability for the company to execute on portions of its business plan may be contingent on having collaborative relationships with Birmingham. The failure to establish or maintain this successful collaborative arrangement may negatively impact the Corporation.

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

The Corporation is currently dependent on a single manufacturer of its sole commercial product, AGGRASTAT and on a single supplier of raw material used in the manufacture of AGGRASTAT.

The Corporation is reliant on a single supplier of the raw material for AGGRASTAT and a single third party manufacturer of the final product AGGRASTAT. If the supply of raw material or the manufacturing agreement for AGGRASTAT is terminated or interrupted and the Corporation was unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

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

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payers are increasingly challenging the price of medical products and services.

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

The Corporation does not have manufacturing or experience and has limited marketing experience and may never be able to successfully manufacture or market certain of its products.

The Corporation has no experience in large-scale manufacturing and has no experience in marketing or selling its products except for limited experience marketing AGGRASTAT®. The Corporation may never be able to successfully manufacture and market certain of its products. If the TPD or FDA approves MC-1, MC-4232 or any other of its products, the Corporation intends to contract with and rely on third parties to manufacture, and possible to market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Corporation’s control. Failure of or delay by a third party manufacturer of the Corporation’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects. Failure of or delay by a third party in the marketing or selling of the Corporation’s products or failure of the Corporation to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

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

The Corporation owns or jointly owns 39 United States patents. The Corporation has additional pending United States patent applications. The Corporation’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

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

The Corporation’s success will depend partly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. The Corporation is not currently aware that any of its products or processes infringes the proprietary rights of third parties. However, despite its best efforts, the Corporation may be sued for infringing on the patent or other proprietary rights of third parties at any time in the future.

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

Except with respect to AGGRASTAT®, the Corporation does not currently have the required clinical data and results to successfully market its product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow it to successfully market any of its product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Corporation manufacturers Aggrastat in commercial quantities. In addition the Corporation’s research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Corporation is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Corporation believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Corporation will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

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

The Corporation is exposed to foreign exchange movements since the majority of its debt financing and its commercial sales operations are denominated in U.S. currency.

At May 31, 2008, the Corporation had US$36.2 million in debt offset by US$19.5 million in cash and cash equivalents. As well, the majority of the Corporation’s sales revenues and a substantial portion of its selling, general and administrative expenses are denominated in U.S. dollars. The Company does not utilize derivatives, such as foreign currency forward contracts and futures contracts, to manage its exposure to currency risk and as a result a change in the value of the Canadian dollar against the U.S. dollar could have a negative impact on the Company’s business prospects, financial results and financial condition.

The Corporation is exposed to changes in underlying interest rates on the portion of its debt financed based on floating interest rates.

The Company is exposed to interest rate risk on a portion of its debt financing and there are no financial contracts in place to offset this risk. An increase in underlying interest rates could have a negative impact on the Company’s financial results and financial condition.

The Corporation may need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Corporation’s operations.

The Corporation has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Corporation has significant on-going cash expenses and limited ability to generate cash from operations. To meet its on-going cash needs the Corporation will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Corporation’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

As of May 31, 2008, the Corporation had 130,307,552, common shares issued and outstanding. A further 4,614,383 common shares are issuable upon exercise of outstanding stock options and another 16,065,381 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation’s shareholders. The Corporation’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 10% of the outstanding common shares at any time. The common shares to be issued upon exercise of the outstanding options and warrants will be freely tradable and not subject to any hold period when issued.

Sales of substantial amounts of the Corporation’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Corporation’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2008, the Corporation’s common shares closed at a price of CDN$0.07 on the TSX and US$0.06 on the AMEX. For the period from June 1, 2007 to May 31, 2008, the high and low trading prices of the Corporation’s common shares on the TSX were CDN$1.70 and CDN$0.06, respectively, with a total trading volume of 114,926,000 shares. For the period from June 1, 2007 to May 31, 2008, the high and low trading prices of the Corporation’s common shares on the AMEX were US$1.65 and US$0.05, respectively, with a total trading volume of 61,259,600.

Daily trading volume on the TSX of the Corporation’s common shares for the period from June 1, 2007 to May 31, 2008 has fluctuated, with a high of 25,845,200 shares and a low of 5,500 shares, averaging approximately 457,873 shares. Daily trading volume on the AMEX in the Corporation’s common shares for the period from June 1, 2007 to May 31, 2008 has fluctuated with a high of 10,301,400 and a low of 4,700, averaging approximately 243,094. Accordingly, the trading price of the Corporation’s common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Corporation’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

There is no guarantee that an active trading market for the Corporation’s common shares will be maintained on AMEX or the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in its common shares is not active. On June 18, 2008, the Corporation announced its intention to file a Form 25 with the Securities and Exchange Commission in order to voluntarily delist its common shares from the Amex. The Corporation’s shares ceased trading on the Amex effective July 3, 2008.

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

Since incorporation, the Corporation has not paid any cash or other dividends on its common shares and does not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of its business. The Corporation will need to achieve profitability prior to any dividends being declared, which may never happen.

If the Corporation’s is classified as a “passive foreign investment company” for United States income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

The Corporation does not believe that it was a “passive foreign investment company” for the taxable year ended May 31, 2008, and does not expect that it will be a “passive foreign investment company” (PFIC) for the taxable year ending May 31, 2009. (See more detailed discussion in Item 10 E – Taxation) However, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its “passive foreign investment company” status or that the Corporation will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year. Accordingly, although the Corporation expects that it may be a QFC for the taxable year ending May 31, 2009, there can be no assurances that the IRS will not challenge the determination made by the Corporation concerning its QFC status, that the Corporation will be a QFC for the taxable year ending May 31, 2009 or any subsequent taxable year, or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Risks associated with Material weaknesses within the Company’s financial reporting and review process

In connection with its review of the Company’s internal control over financial Reporting, KPMG, the Company’s external auditors, identified a martial weakness with the Company’s financial reporting and review process, involving the preparation and review of the reconciliation form Canadian GAAP to United States GAAP. Based on such determination, the Company’s management concluded that the Company’s internal control over financial reporting was not effective. The company either plans to ensure adequate personnel are available with the necessary training and expertise or reliance on a external third party to provided this control, any failure to remediate the material weakness, to implement the required new or improved control, or difficulties encountered in the implementation, could cause the Company to fail to meet its reporting obligations on a timely basis ore result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investor to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline

ITEM 4. INFORMATION ON THE COMPANY

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

The Corporation’s current legal and commercial name is Medicure Inc. and its current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1, Phone (204) 487-7412 The Corporation’s head office is located at 4-1200 Waverley Street, Winnipeg, Manitoba, Canada, R3T 0P4.

In August 2006, the Corporation acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19,000,000.

In September 2007, the Corporation monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. (See Item 5 B – Liquidity and Capital Resources)

In February 2008, the Company announced that its pivotal Phase III MEND-CABG II clinical trials with MC-1 did not meet the primary endpoint and as a result was not sufficient to support the filings. As a result of the study results, the Company announced a restructuring plan that resulted in the organization its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March 2008 did conserve capital for ongoing operations. The Company continues to look for areas were it can reduce overhead and further conserve capital and will continue to do so into the 2009 fiscal year. The company is also exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate. The Company’s near term focus will be on its commercial asset AGGRASTAT®, the development of MC-1 for chronic cardiovascular and metabolic disease, and exploring further cost savings measures. The Company’s ability to continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on the ability of the Company to execute on these plans and secure additional sources of financing. (See Item 3 D – Risk factors)

B. Business Overview

Plan of Operation

The Corporation is a pharmaceutical company focused on the discovery, development and commercialization of therapeutics for various large-markets, and in particular for unmet cardiovascular and cerebral vascular needs.

In fiscal 2008, the Company was focused on two major objectives; first and foremost on the 3000 patient Phase III trial of MC-1 for protection of ischemic reperfusion injury during Coronary Artery By-pass Graft surgery (CABG), entitled MEND-CABG II and secondly on increasing the sales of AGGRASTAT®. In February 2008 the Company announced that the pivotal Phase III trial, MEND-CABG II, did not meet the primary end point and therefore would not file an application for regulatory approval of the use of MC-1, for this indication. It further announced that the MC-1 development for the acute indication of CABG, ACS and Stroke would be put on hold and the primary focus would shift to growing the AGGRASTAT® sales through its Commercial business and that the Company’s Research and Development activity would focus on exploring other clinical applications of MC-1.

As a result of the above, the Company announced a restructuring plan that resulted in the organization reducing its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March enabled the Company to significantly conserve capital for ongoing operations. The Company continues to look for areas were it can reduce overhead and further conserve capital and will continue to do so into the 2009 fiscal year. The company is also exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate. The Company’s near term focus will be on its commercial asset AGGRASTAT®, the development of MC-1 for chronic cardiovascular and metabolic disease, and exploring further cost savings measures. The Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on the ability of the Company to execute on these plans and secure additional sources of financing.

Commercial:

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride), in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. The acquisition of AGGRASTAT® initiated the commercial (sales and marketing) part of the business forming a base for revenue, the acquisition of other drugs that fit the commercial team and the potential to launch and market internally developed drugs.

Net product revenue from the sale of AGGRASTAT® for fiscal 2008 declined over the net product revenue for fiscal 2007. Many factors contributed to this including, but not limited to, the lingering effects in the market of previous sales efforts, or the lack thereof, the challenge of reversing a long term decline in sales, and the diversion of the commercial group’s effort by activities associated with the development and planned launch of MC-1 for CABG. It also took time for Medicure to change its initial sales execution strategy from a third party contract sales force to an internal sales force managed directly in house. Management believes the company has made significant strides in developing AGGRASTAT®’s place in the market and believes benefits will be seen in fiscal 2009. The Company also notes the successful quarter over quarter growth in revenues in each of the last three quarters of fiscal 2008.

Research and Development:

The following table summarizes the Corporation’s clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass Graft Surgery	Phase III – complete did not meet primary end point
MC-1	Acute Coronary Syndrome	Phase II complete – on hold *
MC-1	Stroke	Phase I complete – on hold
MC-1	Chronic use to lower metabolic parameters	Phase II studies - planning
MC-1	Chronic use for neurological indications	Phase II studies - planning
MC-4232	Diabetes/Hypertension	Phase II complete –on hold
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete – on hold

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, for new indications and the discovery and development of other drug candidates. MC-1 is a naturally occurring small molecule that in both preclinical and clinical studies has shown potential for treating various forms of cardiovascular disease.

MC-1, the Corporation’s lead product, was being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II MEND-1 and MEND-CABG studies demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty and bypass surgery, respectively. The Phase III pivotal study of 3,023 patients in support of registration filings with major regulatory agencies, MEND-CABG II, did not meet its primary end points. Therefore, it will not be sufficient to support the filings and as a result of limited resources the program was put on hold.

In parallel to the development of MC-1 and MC-4232, the Corporation has a drug discovery program the objective of which is to discover and in-license new drug candidates for advancement into clinical development and commercialization for unmet cardiovascular market needs. One element of the program involves the synthesis and evaluation of compounds that are structurally related to MC-1. The Corporation has already produced several groups of candidate compounds using this approach and plans to build a pipeline of additional preclinical products over the next several years. Certain of the Corporation’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are currently being studied further to evaluate their commercial potential. Because of limited financial resources, the studies to further to evaluate their commercial potential have been put on hold. Some patents have been issued for these compounds and additional patent applications have been, and are expected to be filed for all novel candidate compounds, to the extent commercially and reasonably possible, protecting their composition of matter and use in a treatment of targeted cardiovascular and related diseases.

The Corporation is also evaluating other cardiovascular drug candidates for potential license with the objective of further broadening its product and patent portfolio.

It is the Corporation’s intention to actively search for a partnership with a large pharmaceutical company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Corporation has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Corporation as of the date hereof.

The Corporation anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year.

Potential Products in Development Stage

One of the Corporation’s primary focuses is the clinical development and commercialization of its lead products, MC-1 and MC-4232.

The Corporation's lead product, MC-1, is a small molecule therapeutic that has a broad range of potential applications from treatment of acute cardiovascular events (such as ACS, CABG and heart attacks), to chronic conditions (such as hypertension and metabolic syndrome) as well as several other non-cardiovascular indications. MC-1 has been shown to be a cardioprotective drug in both preclinical and clinical studies which suggest the potential for treating various forms of CV diseases and stroke.

The Corporation announced positive results from a MEND-1 Phase II clinical study in January 2003. The MEND-1 trial was a proof of principle study that suggested that MC-1 was safe and the potential as a cardioprotective treatment to reduce damage to the heart associated with acute ischemic and reperfusion injury. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

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

The MEND-CABG study was a Phase II placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Corporation's lead drug in reducing ischemic damage resulting from coronary artery bypass graft (CABG) procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI) and enrolled 901 patients. The Corporation reported positive top-line results up to post-operative day (POD) 30 in December 2005. The results showed that the 250 mg dose of MC-1 had a statistically significant reduction in the composite of events driven by a 46.9% reduction in non-fatal heart attacks (peak CK-MB ≥100ng/ml). Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The treatment effect at POD 30 with MC-1 was maintained throughout the follow up period. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated. In the first half of fiscal 2007, the Corporation initiated a follow on Phase III study, MEND-CABG II to form the basis of registration applications to the major market regulatory agencies.

The Company conducted the Phase III MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe. It was managed by Duke Clinical Research Institute (DCRI) and Montreal

Heart Institute and enrolled 3,023 patients. Enrolment was completed in October 2007 and results were announced on February 23rd, 2008. The Phase III, MEND-CABG II trial did not meet it’s primary end point and therefore is not sufficient for registration filings for market approval. Because of lack of resources, the Company has put the further development of MC-1 for acute cardiovascular indications on hold.

Preclinical and clinical studies have shown that MC-1 has the potential to provide other clinical benefits to provide cardiovascular and non-cardiovascular indications.

With respect to other cardiovascular indications, MC-1 has been shown to have the potential to improve various metabolic parameters. The Company has been pursuing these potential opportunities with a plan to develop fixed dose combination pills with drugs already in use for improving aspects of metabolic parameters.

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

In September 2005, the Corporation announced positive results from the Phase II MATCHED study. The MATCHED (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) study evaluated MC-1 alone and in combination with lisinopril encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-4232 on important primary and secondary blood pressure and metabolic endpoints. The Corporation is planning further clinical studies as a result of these positive results.

The Company is also considering other combination products, such as MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB). The patented new product, could be developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk. A third combination product is MC-4252, a drug combining MC-1 and a lipid lowering statin, The patented new product could be developed for use in the treatment of patients with elevated lipids and other complicating metabolic syndromes.

The Company is also considering the use of MC-1 as monotherapy for the various metabolic syndrome indications. MC-1 has been shown to have potential to lower blood pressure, reduce HbA1c, lower LDL, lower triglycerides and CRP. With sufficient resources, the Company is considering follow-up clinical studies to support and strengthen previous data for these applications. With additional supportive data, MC-1 could have the potential for adjunctive therapy to drugs already in use for these indications.

The Company is also considering the use of MC-1 as monotherapy for non-cardiovascular chronic applications in neuroprotection.

While MC-1 for chronic development proceeds, the Corporation is seeking to develop or acquire additional cardiovascular therapeutics with commercial potential to meet a market need. The Corporation’s objective is to establish a pipeline of novel cardiovascular therapeutics to ensure the Corporation’s long-term growth and security. The Corporation is taking a two-pronged approach to this effort, combining the efforts of a drug discovery program with strategic licensing of promising new compounds from other research groups.

The Corporation’s drug discovery program has produced several families of new compounds that have shown promising effects in in vitro and/or in vivo studies. From these compounds, the Corporation has thus far identified certain candidates as having potential for further development. These compounds, the chemical identities of which are being held confidential while patents are pending, will undergo further in vitro analysis and in vivo animal testing on disease models and for bioavailability.

According to the American Heart Association, cardiovascular disease is the most prevalent serious disease in the United States, affecting approximately 79.4 million people. According to the American Heart Association, approximately one in three Americans has some form of cardiovascular disease. In 2002, cardiovascular disease was the underlying or contributing cause in 58% of all deaths in the United States.1

The Corporation is focusing its initial drug discovery and development efforts on meeting unmet needs in the cardiovascular and stroke market. The Corporation is advancing its lead product, MC-1, through further clinical testing for a few chronic applications including cardiovascular and neurologic applications with the intention of attracting partnerships for further commercializing.

The Corporation has various compounds currently in early stage research and development.

The Corporation has developed a novel series of small molecule dual acting anticoagulant/antiplatelet compounds which may be useful in treating venous and arterial thrombosis. These novel compounds are patented and based on a vitamin B6 (pyridoxine) scaffold. A number of these compounds are active at nanomolar concentrations and selectively inhibit thrombin. In addition these compounds also inhibit platelet aggregation. These compounds are relatively simple to synthesize and can easily be chemically modified to obtain the desired ratio of anticoagulant/antiplatelet activity.

The dual acting anticoagulant/antiplatelet molecules have shown definite activity in venous and arterial models of thrombosis. Preclinical studies show these compounds to have lesser bleeding tendencies as compared to currently used agents such as heparin. These compounds do not give rise to HIT antibodies, and a few analogs inhibit HIT-induced platelet aggregation. The HERG studies demonstrate a favourable safety profile in the CanAm compounds. Acute toxicity studies in rats also demonstrate a favourable safety profile.

The company seeks to establish a licensing arrangement or R&D collaboration to advance these compounds to the clinic.

As at May 31, 2007, the Corporation had 39 issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

The only commercial product the corporation currently has is sold in the United States of America.

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

_________________________________________________
1 American Heart Association, Heart Disease and Stroke Statistics - 2007 Update.

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

Competitors’ Products in Development

Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address a same or similar medical need. Many of these companies have much larger financial and other resources than the Corporation does, including those related to research and development, manufacturing, and sales and marketing. The Corporation also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Corporation is primarily focusing on:

1. Growing AGGRASTAT® sales in the United States. The present market for the class of drug GP IIb/IIIa, of which AGGRASTAT® is one of three in the USA market, is over $500 million per year. At present AGGRASTAT® has 1% to 2% of this market. AGGRASTAT® is recommended by the AHA and ACC Guidelines as one of the three GP IIb/IIIa drugs to be used for the treatment of ACS. AGGRASTAT® has been shown, in several clinical trials, to reduce mortality and morbidity post ACS by as much as 40%.

2. The development of MC-1 for chronic cardiovascular and other indications, such as neurological needs. The Corporation is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s efficacy in these applications and, therefore, these applications have high potential for showing MC-1’s clinical benefit. The clinical need for a product with this activity will also be considered by regulatory authorities (principally the FDA and also the TPD).

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

As at May 31, 2008, American Cardio Therapeutics Inc. was involved in no material transactions.

The following diagram illustrates the relationship between the Corporation and its subsidiaries:

D. Property, Plants and Equipment

Office Space

The Corporation has use of approximately 4,000 square feet of office space provided by Waverley Business and Science Centre Inc. as part of its business services contract. The office is located in Winnipeg, Manitoba, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The Corporation is an accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Corporation's periodic reports under that Act during the fiscal year ended May 31, 2008 and there are no unresolved comments as of the date of the filing of this Annual Report with the Commission.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2008, May 31, 2007 and May 31, 2006 should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material measurement differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in note 14 to the consolidated financial statements of the Corporation included herein.

Critical Accounting Estimates

The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 14 to the audited consolidated financial statements for the year ended May 31, 2008. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

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

Clinical trial expenses
Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

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

The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2008 of $563,272 (2007 - $1,025,310; 2006 - $745,570).

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

As discussed in Note 1 of the consolidated financial statements of the Corporation, the financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

Year Ended May 31, 2008 Compared to the Year Ended May 31, 2007

Net product sales for fiscal 2008 were $2,247,000, compared to $5,945,000 in fiscal 2007. Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. Net product sales are lower for the year ended May 31, 2008 as compared to fiscal 2007 for several reasons including a decline in purchases by hospitals, impacted in part by the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008 which resulted in a transition from a contracted third-party direct sales force to a directly managed in-house sales force.

Cost of goods sold for fiscal 2008 were $606,000, compared to $388,000 in fiscal 2007. Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. The calculation of royalties due was based on a sliding scale dependent on reaching certain net sales milestones. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®. The increase in cost of goods sold was due to a write-down of obsolete inventory of $ 428,822 which was offset by lower product sales during the year.

Selling, general, and administrative expenditures for fiscal 2008 were $12,073,000, compared to $11,048,000 in fiscal 2007. Selling, general, and administrative expenditures related to AGGRASTAT® were $6,782,000 in fiscal 2008, compared to $6,716,000 in fiscal 2007, despite the fact that expenses in 2007 only relate to the nine-month period following the acquisition of AGGRASTAT® in August 2006. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field selling expenses, product promotion costs and administrative expenses. Other selling, general, and administrative expenditures in fiscal 2008 increased to $5,291,000 from $4,332,000 in fiscal 2007 mainly due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company’s restructuring efforts along with increases in some regulatory and capital tax costs.

Research and development expenditures for fiscal 2008 were $28,660,000, compared to $23,336,000 in fiscal 2007, which is an increase of $5,324,000. Research and development expenditures were higher as compared to fiscal 2007 due to the advancement and completion of the Phase 3 MEND-CABG II study during fiscal 2008.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company completed enrolment of the 3,000 patients in September 2007 for the MEND-CABG II trial. Over 130 cardiac centres throughout North America and Europe participated in the study, which is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute. In February 2008, the Company announced that the study did not meet the primary endpoint. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication.

MEND-CABG II study costs incurred during the fiscal year related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs. For the year ended May 31, 2008, total expenditures for the MC-1 CABG program were $26,262,000 as compared to $20,258,000 in fiscal 2007.

The MATCHED Study: The Phase 2 study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-1 on important primary and secondary blood pressure and metabolic endpoints.

MATCHED study costs incurred during the current year related to data analysis and planning for future clinical development. For the year ended May 31, 2008, total expenditures for the MC-4232 program were $29,000 as compared to $113,000 in fiscal 2007.

During the year ended May 31, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (“Section 3063”).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. As a result of unfavourable results of the MEND-CABG II Study and the resulting changes to the Company’s commercial plans as well as the continued decline in AGGRASTAT® product revenues, the Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded a write-down of $884,000 relating to MC-1 and $12,173,000 relating to Aggrastat during the year.

Amortization for the year ended May 31, 2008 was $2,653,000, consistent with $2,289,000 in fiscal 2007. The majority of amortization expense in both periods relates the amortization of AGGRASTAT® intangibles.

Interest and other income for the year ended May 31, 2008 was $1,150,000, compared to $1,591,000 in fiscal 2007. The decrease in interest and other income in fiscal 2008 is the result of lower cash and cash equivalents balance and lower interest rates as compared to the prior fiscal year.

Interest expense for fiscal 2008 was $3,831,000, compared to $1,958,000 in fiscal 2007. The increase in interest expense in the year ended May 31, 2008 as compared to fiscal 2007 is primarily due to interest on the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008.

The foreign exchange gain for the year ended May 31, 2008 was $79,000, compared to a $392,000 loss in fiscal 2007. The foreign exchange gain in fiscal 2008 is due to a decrease in the strength of the U.S. dollar relative to the Canadian dollar in the period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars to finance the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study, AGGRASTAT® expenses incurred in the U.S. and U.S. denominated long-term debt. To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes to mitigate the impact of foreign exchange fluctuations on these costs.

For the year ended May 31, 2007, the Corporation recorded a consolidated net loss of $57,403,000 or $0.46 per share compared to a consolidated net loss of $31,703,000 or $0.30 per share for the year ended May 31, 2007. As discussed above, the consolidated net loss resulted mainly from the reduction in net product sales of AGGRASTAT, increased costs of the Company’s clinical development programs, primarily being the Phase 3 MEND-CABG II study, the write-down of MC-1 CABG and AGGRASTAT® intangible assets, rising selling, general and administrative expenses due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company’s restructuring efforts along with increases in some regulatory and capital tax costs and increased net interest costs.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 125,476,086 for the year ended May 31, 2008 from 104,879,404 for the year ended May 31, 2007.

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

Cost of goods sold for fiscal 2007 were $388,000, compared to nil in fiscal 2006. Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. Royalties are payable to Merck & Co., Inc., based on net sales of AGGRASTAT® and commenced in January. The calculation of royalties due is based on a sliding scale dependant on reaching certain net sales milestones. Cost of goods sold will vary from quarter to quarter, depending on the product mix, production costs, and sales levels.

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

Research and development expenditures for fiscal 2007 were $23,336,000, compared to $10,219,000 in fiscal 2006, which is an increase of 128%. As expected, research and development expenditures were significantly higher as compared to the same periods in fiscal 2006 due to the initiation and commencement of enrolment of the Phase 3 MEND-CABG II clinical trial in November 2006.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures during the second quarter of fiscal 2007. The Company conducted the MEND-CABG II trial at over 120 cardiac centres throughout North America and Europe and was managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute and enrolled up to 3,000 patients. The Company announced results in the second half of fiscal 2008.

Costs incurred during fiscal 2007 related to coordinating the MEND-CABG II study including costs associated with contract negotiating, IRB fees, regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs. For the year ended May 31, 2007, total expenditures for the MC-1 CABG program were $20,258,000 as compared to $6,116,000 in fiscal 2006.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and exercise of stock options, and interest income on excess funds held.

Cash used in operating activities for fiscal 2008 increased $16.7 million to $41.9 million compared to $25.2 million for fiscal 2007 as a result of a $3.7 million reduction in sales, and increase in general and administrative expenses of $1.0 million, an increase in research and development expenses of $5.3 million, increased net financing costs of $2.3 million and a $4.0 million decline in cash provided by working capital compared to the prior year.

Cash provided by financing activities in fiscal 2008 was $22,586,000, compared to $45,021,000 in fiscal 2007. The cash inflow during the current period resulted from two financings in September 2007. First, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a return based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017, with minimum payments over the life of the agreement aggregating US$49.7 million. The annual minimum payments have been reflected in the effective interest rate calculation of the debt. Second, the Company closed a private placement with investors raising gross proceeds of US$16 Million. Under the terms of the securities purchase agreements, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.37 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and have an exercise price of US$1.50 each. These inflows were offset by $11,916,000 that was placed under restriction during the period as collateral for the Merrill Lynch Business Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility.

Cash used in investing activities in fiscal 2008 was $587,000, compared to $22,925,000 in fiscal 2007. The large decrease in cash used in investing activities in fiscal 2008 from fiscal 2007 reflects the Company’s acquisition of AGGRASTAT® in the first quarter of fiscal 2007.

As at May 31, 2008, the Corporation had cash and cash equivalents totalling $11,905,000 as well as $11,916,000 of restricted cash to secure the Merrill Credit Facility, as compared to $31,770,000 of cash and cash equivalents as of May 31, 2007. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

The total number of common shares issued and outstanding at May 31, 2008 was 130,307,552 as compared to 116,314,509 at May 31, 2007.

At May 31, 2008, the Corporation had net working capital of $5,242,262, compared to net working capital of $21,129,422 at May 31, 2007. During the period ended May 31, 2008, a total of 80,000 stock options were exercised for proceeds of $60,000. At May 31, 2007, the Corporation had net working capital of $21,129,422 compared to net working capital of $34,197,234 at May 31, 2006. During the period ended May 31, 2007, a total of 345,000 stock options were exercised for proceeds of $286,500.

The Corporation had long-term debt at May 31, 2008 of US$12 million with a syndicate of lenders, led by Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and including Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. The Corporation will not be required to make any principal repayments on the term loan before the expiration of the term loan on February 1, 2010, except that Merrill, at its option, can require the Company to immediately repay US$2.0 million after September 17, 2008.. The Company has deposited US$12 million in a cash collateral account to be held by Merrill, for the benefit of Merrill and the lenders.

The Corporation also had long-term debt at May 31, 2008 of US$24.2 million recorded in on its financial statements relating to the Birmingham debt described in more detail above. The Company has imputed an effective interest rate of 13.3% .

As at May 31, 2008 the Corporation had US$19.5 million in cash, cash equivalents and restricted cash to finance the U.S. denominated long-term debt as well U.S. denominated selling, general and administrative expenses and research and development costs. The Corporation currently has no derivatives, such as foreign currency forward contracts and futures contracts, hedging the balance of the U.S. denominated debt.

In March 2008, the Company announced a significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring included the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

Potential sources of financing include strategic relationships and public or private sales of the Corporation’s common shares. The Corporation does not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to the Corporation. If funds are raised by selling additional common shares, or other securities convertible into common shares, the ownership interests of the Corporation’s existing shareholders will be diluted. If the Corporation is unable to obtain financing when required, the Corporation may not be able to continue as a going concern. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

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

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, and the discovery and development of other drug candidates. MC-1 is a naturally occurring small molecule that in both preclinical and clinical studies has shown potential for treating various forms of cardiovascular disease.

In February 2008, the Company announced that its pivotal Phase 3 MEND-CABG II clinical trial with MC-1 did not meet the primary endpoint and as a result were not sufficient to support the filings. This program has been put on hold due to the company’s limited resources at this time. At such time as the Company’s resources warrant a further review of this program the Company will do so and then make a determination as to what if any further investigation is warranted. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan, in the foreseeable future, on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. However, the information and findings from the program could possibly assist and speed up the investigation of alternative applications of MC -1.

As outlined in Item 17, company-sponsored research and development expenditures for fiscal 2008 were $28,660,250 (2007 - $23,335,752; 2006 - $10,219,205).

Patents and Licenses

The Corporation has been issued 39 patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular diseases and other compounds for the use in cardiovascular disease. The Corporation has also filed 31 regular applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The 39 patents issued to the Corporation are as follows:

Patent Numbe	Issue Date	Title
5,292,756	March 8, 1994	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,504,090	April 2, 1996	Compositions and methods for the prevention and treatment of ischemia-reperfusion organ injury
5,658,929	August 19, 1997	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,733,916	March 31, 1998	Prevention and treatment of ischemia-reperfusion and endotoxin-related injury using adenosine and purino receptor antagonists
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,814,643	September 29, 1998	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,880,136	March 9, 1999	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,001,842	December 14, 1999	Compositions and methods for use in ischemia-

reperfusion and endotoxin-related tissue injury
6,040,317	March 21, 2000	Novel Sulfonamide Fibrinogen Receptor Antagonists
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,538,112	March 25, 2003	Anticoagulant Test
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,667,315	December 23, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,115,625	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,115,626	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,125,889	October 24, 2006	Treatment of Cardiovascular and Related Pathologies
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,144,892	December 5, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,230,009	June 12, 2007	Pyridoxal Analogues and Methods of Treatment
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels

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

There are 46 pending regular and provisional United States patent applications, including 44 filed with the United States Patent Office as either regular or provisional applications, which are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc. The 2 remaining applications, 10/588,288 and 10/909,608 are from the University of Manitoba License Agreement of December 8, 2006 and the MGI Pharma Asset Purchase Agreement, respectively.

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

Medicure International Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 and Clinical Development Research Institute (CDRI) on July 2, 2004 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The term of the development agreements is to expire on the completion of all research and development activities by CanAm and CDRI, and the written acknowledgment by CanAm, CDRI and Medicure International Inc. that no further research projects will be undertaken (see Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management)

The development agreements may be terminated under a number of circumstances and, in any event, by Medicure International Inc. at any time by providing CanAm or CDRI with at least 30 days prior written notice of its intention to terminate, or by CanAm or CDRI at any time by providing Medicure International Inc, with at least 90 days prior written notice of its intention to terminate the development agreement.

The agreements provide that all confidential information developed or made known during the course of the relationship with the Corporation is to be kept confidential except in specific circumstances.

D. Trend Information

Factors which contributed to the decline in AGGRASTAT® sales in 2008 included, but were not limited to, the lingering effects in the market of sales efforts, or lack thereof, prior to the Company’s acquisition of AGGRASTAT® in August 2006, the dilution of the commercial group’s energy by activities associated with the development and planned launch of MC-1 for CABG, which have since been suspended, and the impact of restructuring in 2008 of the Corporation’s sales execution strategy from a third party contract sales force to an internal sales force managed directly in-house. Management believes the Company has made significant strides in developing AGGRASTAT®’s place in the market and believes the benefits will be demonstrated in fiscal 2009 as indicated by the successful quarter over quarter growth in revenues in each of the last three quarters of fiscal 2008.

The Corporation is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Corporation’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

As of May 31, 2008 the company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Corporation’s contractual obligations as of May 31, 2008:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations[2]	$36,741	$1,986	$9,930	-	$825	$1,724	$22,276
Purchase Agreement Commitments[3]	2,233	1,600	633	-	-	-	-
Total	$38,974	$3,586	$10,563	-	$825	$1,724	$22,276

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2008, the Company has no further commitments related to clinical research agreements with CROs.

In addition, the Company has committed to fund a further $26,255,000 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

The Corporation periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Corporation to compensate the other party for certain damages and costs incurred as a result of claims arising from

______________________________________________
2 In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

3 In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

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

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Corporation including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, President, Chairman and Chief Executive Officer

The founder of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba. Dr. Friesen played a key role in founding several health industry companies including Rh Pharmaceuticals (acquired by Cangene Inc.), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc. and KAM Scientific Inc. Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates. Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal. Dr. Friesen previously served as a senior executive of other publicly-traded companies, including a position as President of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.) In addition to his role with the Corporation, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg. Dr. Friesen provides his services to the Corporation through A.D. Friesen Enterprises Ltd., his private consulting corporation. Dr. Friesen devotes substantially all of his time to the Corporation. Date of birth is May 19, 1947

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education. He is President Emeritus and Dean of Medicine Emeritus of the University of Manitoba, and is currently Director of the University’s Centre for the Advancement of Medicine. He also serves as Chair of the Health Canada Science Advisory Board, Chair of Genome Prairie; as a director of CancerCare Manitoba and member of the Research Council of the Canadian Institute for Advanced Research and of the Alberta Cancer Board International Committee on Research. Dr. Naimark was the founding Chair of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee and has served on many other committees and boards, in such positions as Director of the Canadian Imperial Bank of Commerce, Chair of the International Review Panel for the Medical Research Council of Canada and President of the Association of Universities and Colleges of Canada. Dr. Naimark has received several honorary degrees and awards, including the Order of Canada and the Order of Manitoba. Date of birth is August24, 1933.

Gerald P. McDole, Mississuaga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba recently established The Gerry McDole Fellowship in Health Policy and Economic Growth. Date of birth is January 25, 1940.

Peter Quick, Mill Neck, New York, USA - Director

Mr. Quick currently serves on the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the American Stock Exchange. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company. Mr. Quick received a bachelor's degree in engineering from the University of Virginia and attended Stanford University's Graduate School of Petroleum Engineering. He was a lieutenant in the United States Navy, and served four years active duty. Date of birth is February 11, 1956.

Kishore Kapoor, Winnipeg, Manitoba, Canada, CA – Director

Mr. Kapoor is the President of Wellington West Holdings Inc., a specialized financial services company. Mr. Kapoor is also presently a director of Manitoba Telecom Services Inc., a public company listed on the Toronto Stock Exchange. From November 2003 to June 2005, Mr. Kapoor was Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003. Prior to founding Assante Corporation, Mr. Kapoor was a tax partner with KPMG LLP. In his 14 years with KPMG LLP, he specialized in offering clients advice on tax, corporate finance, mergers and acquisitions, and development of corporate strategy in a wide range of industries, including those in the biotechnology sector. Date of birth February 7, 1957.

David Banks, J.D. Toronto, Ontario, Canada – Director

Mr. Banks is presently a Principal of Carlyle Banks & Company Inc, a Toronto-based investment banking firm. Mr. Banks has nearly 20 years of experience at The Chase Manhattan Bank (now known as JPMorgan Chase), a leading global financial services firm, where he held various roles including Senior Vice President. Additionally, Mr. Banks has served as AT&T Capital Corporation’s Chief Executive Officer. AT&T Capital was the fifth largest leasing company in the world, operating in 26 countries. Prior to his current role at Carlyle Banks & Company, Mr. Banks held the position of Vice Chairman of Lawrence & Company Inc., a Toronto-based global asset management firm with interests and investments in various sectors in Canada and throughout the world. Date of birth is January 25, 1943.

Dawson Reimer, MAES - Vice-President, Operations

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the Corporation's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Corporation at its inception and has been directly employed by the Corporation since 2001. Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, President, Chairman and Chief Executive Officer. Date of birth is May 7, 1971.

Dwayne Henley, CA – Chief Financial Officer

Mr. Henley joined Medicure in June 2008 from a private investment and management company where he held the position of Vice President of Finance. Prior to that Mr. Henley's was Vice-President Finance at Big Freight Systems Inc., a privately owned transportation company operating throughout North America. Other notable experience includes Assante Corporation where he held the position of Corporate Controller and Biovail Laboratories Inc. where he held the position of Manager, Finance and Administration. Date of birth is November 20, 1964

Mr. Henley replaced Derek G. Reimer, CA as Chief Financial Officer and Secretary in June 2008 after Mr. Reimer resigned from the corporation.

Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Corporation (see “Directors and Senior Management” under this item).

Dawson Reimer - Vice-President, Operations: Mr. Reimer holds the responsibility of commercial operations and managing the internal operations as well as certain other functional areas. (See “Directors and Senior Management” under this item)

Dwayne Henley, CA - Chief Financial Officer and Secretary: Mr. Henley is responsible for the Corporation’s financial management and accounting practices (see “Directors and Senior Management” under this item).

Bonnie Zell, Senior Advisor, Sales

Ms. Zell, who provides her services through a consulting agreement with the Corporation, is responsible for sales execution by Medicure’s hospital based sales team. She has over 30 years of experience in the pharmaceutical and biotech industry where she recently held the position as Vice President of Sales for Millennium Pharmaceuticals, Inc. Prior to Millennium, Ms. Zell was Vice President of Sales for COR Therapeutics, Inc., which was acquired by Millennium. Ms. Zell was instrumental in the launch and growth of INTEGRILIN®, the market leading GP IIb/IIIa inhibitor.

Hogan Mullally, Investor Relations

Mr. Mullally, who provides services through a consulting agreement with the Corporation, leads Medicure’s investor relations activities and also contributes extensively to Business Development initiatives of the corporation. Until May 2008, Mr. Mullally served as full time employee of the Corporation, most recently in the capacity of Director of Business Development and Investor Relations.

Dr. George Thomas - Director of Pharmacology

Dr. George R. Thomas received his Master in Pharmacy degree (1996) and PhD (2002) from the Birla Institute of Technology and Sciences, Pilani, India. He received his post-doctoral training at the Faculty of Medicine, University of Toronto. He has over 13 years of experience in new drug discovery particularly in the areas of cardiovascular and metabolic disorders. Dr. Thomas held senior executive positions at Torrent Pharmaceuticals Research Centre, where he was responsible for setting up and managing several pharmacological, pharmacokinetic and toxicological studies. He has presented at research competitions, conferences and published in peer reviewed journals.

Scientific Advisory Board

The Corporation has established a Scientific Advisory Board to ensure continued and proper review of research activities and work plans. Although due to changes in the Company’s R&D activities there are at present no formal meetings planned, the Board has been kept in place and continues to provide input to the Corporation. The members of the Scientific Advisory Board and a brief biography of each are as follows:

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

B. Compensation

No compensation of any kind was paid to the directors and executive officers of the Corporation during the year ended May 31, 2008, except for stock-based compensation described in Item 6(E) below and as follows:

On October 1, 2001, a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, and October 1, 2007. For the year ended May 31, 2008, the Corporation paid A.D. Friesen Enterprises Ltd., $307,531 in consulting compensation, including bonuses. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Corporation are met, as determined by the Board of Directors.

Dawson Reimer serves the Corporation as Vice President, Operations and received a salary of $120,417 payable in equal semi-monthly instalments in fiscal 2008.

Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary and received a salary of of $148,333 payable in equal semi-monthly installments in fiscal 2008.

During the year ended May 31, 2008, the Corporation paid directors a total of Nil (Year ended May 31, 2007: Nil; Year ended May 31, 2006: Nil; Year ended May 31, 2005: Nil; Year ended May 31, 2004: Nil) for consulting fees.

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

C. Board Practices

The Board of Directors presently consists of six directors who were elected at the Corporation’s annual general meeting of the shareholders held on October 2, 2007. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000. Gerald McDole has served as a director of the Corporation since January 2004. Peter Quick has served as a director of the Corporation since November 2005. Kishore Kapoor has served as a director of the Corporation since June 2006. David Banks was appointed as a director of the Corporation on December 3, 2007.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Corporation is required to have an Audit Committee. As at the date hereof, the Audit and Finance Committee is comprised of five independent directors: Kishore Kapoor (Chair), Dr. Arnold Naimark, Gerald McDole, Peter Quick, and David Banks. The relevant experience of each member is described above. (See “Item 6. Directors, Senior Management and Employees”) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

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

INDEPENDENT AUDITOR

Nominations

Nominates annually the independent auditor to be proposed for shareholder approval.

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Corporation. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole, Peter Quick, Kishore Kapoor, and David Banks, none of whom is a current or former executive officer of the Corporation. The Committee meets at least once a year.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Corporation has 29 employees, of which 7 employees are dedicated to the Corporation’s research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2007.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	7,216,699(1)	5.54%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	Kishore Kapoor	Nil	Nil
Common shares	David Banks	969,565	0.74%
Common shares	Derek G. Reimer	124,500	0.10%
Common shares	Dawson Reimer	199,735	0.15%

1)

Dr. Albert Friesen holds 432,500 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., a private company wholly- owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2008. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	100,000 150,000 150,000	$1.63 $1.65 $1.63	January 5, 2009 December 6, 2015 October 14, 2016
Dr. Arnold Naimark	50,000 35,000 110,000	$1.10 $1.65 $0.98	August 12, 2008 December 6, 2015 December 11, 2017
Gerald P. McDole	100,000 75,000 10,000	$1.63 $1.65 $0.98	January 16, 2009 December 6, 2015 December 11, 2017
Peter Quick	100,000 50,000 10,000	$1.65 $1.54 $0.98	December 6, 2015 January 16, 2017 December 11, 2017
Kishore Kapoor	100,000 50,000	$1.83 $0.94	August 18, 2016 October 18, 2017
David Banks	100,000	$0.98	December 11, 2017
Derek G. Reimer	30,000 45,000 190,000	$1.63 $1.65 $1.63	January 5, 2009 December 6, 2015 October 14, 2016
Dawson Reimer	20,000 30,000 65,000 100,000	$1.10 $1.63 $1.65 $1.63	August 12, 2008 January 5, 2009 December 6, 2015 October 14, 2016

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

The number of Common Shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 10% of the issued and outstanding Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2008, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a clearing house that owns 76,489,537 (58.7%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2)	7,216,699(1)	5.54%
	Winnipeg, Manitoba
Common shares	Dr. Lars Hoie	20,018,230	15.36%
	London, England

Notes:
(1)	Amount of shares as of May 31, 2008.
(2)

Dr. Albert Friesen holds 432,500 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the CEO of the Fund.

As of July 24, 2008, there were 7,351 shareholders of record worldwide. As of this date there were 1,716 shareholders of record in the United States holding a total of 29,803,667 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2008, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 8,520,499 (or 6.54% of common shares).

To the best of the Corporation's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Corporation.

The major shareholders do not have any special voting rights.

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly instalments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000. On October 1, 2007, a consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $275,000. The consulting contract expires on December 31, 2008. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2008, the Corporation paid a total of $272,250 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2007, the Corporation paid a total of $289,333 to A.D. Friesen Enterprises Ltd. For the year ended May 31, 2006, the Corporation paid a total of $191,667 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002. The lease agreement was subsequently amended on March 15, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage. During fiscal 2008, $32,004 was paid in excess of minimum rental payments for overhead costs.

Dr. Naranjan Dhalla, the Chief Scientific Officer of the Corporation, is the principal scientist responsible for discovering the cardiovascular benefits of MC-1. He is also a shareholder of the Corporation. As an employee of the University of Manitoba he will receive 25% of any royalties the university may receive in respect to the License Agreement. In addition, Dr. Dhalla entered into a consulting agreement with the Corporation effective January 18, 1998 wherein Dr. Dhalla agreed to perform certain consulting services to the Corporation and which contract remains in effect as at the date hereof. The Corporation is currently paying Dr. Dhalla $40,000 per annum for these services through a contract with CanAm Bioresearch Inc.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Included in Item 17 hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2008, 2007 and 2006. The consolidated financial statements including related notes are accompanied by the report of the Corporation’s independent registered public accounting firm, KPMG LLP.

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

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange (“TSX”) under the symbol “MPH” and The American Stock Exchange (“Amex”) under the symbol “MCU”. On June 18, 2008, the Corporation announced its intention to file a Form 25 with the Securities and Exchange Commission in order to voluntarily delist its common shares from the Amex. The Corporation’s shares ceased trading on the Amex effective July 3, 2008. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex (1)	Amex (1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2008	1.70	0.06	1.64	0.05
May 31, 2007	1.88	1.10	1.70	0.91
May 31, 2006	2.37	0.83	2.07	0.66
May 31, 2005	1.87	0.65	1.37	0.57
May 31, 2004	2.85	0.73	2.14	1.10

Fiscal Quarter Ended

May 31, 2008	0.12	0.06	0.12	0.05
February 29, 2008	1.05	0.10	1.11	0.08
November 30, 2007	1.32	0.70	1.23	0.70
August 31, 2007	1.70	1.12	1.64	1.05
May 31, 2007	1.55	1.13	1.37	0.97
February 28, 2007	1.64	1.10	1.43	0.91
November 30, 2006	1.88	1.37	1.70	1.21
August 31, 2006	1.88	1.27	1.70	1.20

Month

July 2008	0.04	0.03	(2)	(2)
June 2008	0.06	0.04	0.09	0.03
May 2008	0.09	0.06	0.08	0.06
April 2008	0.12	0.07	0.12	0.06
March 2008	0.10	0.06	0.11	0.05
February 2008	1.02	0.10	1.04	0.08

Note:
(1)	The Corporation commenced trading on the American Stock Exchange on February 17, 2004.
(2)	The Corporation ceased trading on the American Stock Exchange on July 3, 2008.

C. Markets

The Corporation's common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004. On June 18, 2008, the Corporation announced its intention to file a Form 25 with the Securities and Exchange Commission in order to voluntarily delist its common shares from the Amex. The Corporation’s shares ceased trading on the Amex effective July 3, 2008.

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

7. Change in Control of Corporation

No provision of the Corporation’s articles of association, charter or By-Law would have the effect of delaying, deferring, or preventing a change in control of the Corporation, and operate only with respect to a merger, acquisition or corporate restructuring of the Corporation or any of its subsidiaries. The Corporation does have a shareholder rights plan as outlined in Item 3.D – Risk Factors.

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

a)	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Corporation.
b)	Amended Stock Option Plan approved October 2, 2007.
c)	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Corporation.
d)	Debt financing agreement between Birmingham Associates Ltd. and the Corporation dated September 17, 2007.
e)	Employment Agreement with Dwayne Henley dated June 10, 2008

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

E. Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a “passive foreign investment company” (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.

As discussed below, the Corporation does not believe that it was a “passive foreign investment company” for the taxable year ended May 31, 2008, and does not expect that it will be a “passive foreign investment company” for the taxable year ending May 31, 2009. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its “passive foreign investment company” status or that the Corporation will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year. Accordingly, although the Corporation expects that it may be a QFC for the taxable year ending May 31, 2009, there can be no assurances that the IRS will not challenge the determination made by the Corporation concerning its QFC status, that the Corporation will be a QFC for the taxable year ending May 31, 2009 or any subsequent taxable year, or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and resourced as “foreign source” under the U.S.-Canada Tax Convention and the U.S. Holder elects to treat such gain as “foreign source”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The amount realized on a sale or other disposition of Common Shares for an amount in foreign currency will generally be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Corporation is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Corporation generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Corporation for such taxable year is passive income or (b) 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Corporation is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

In addition, if the Corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Corporation, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Corporation does not believe that it was a PFIC for the taxable year ended May 31, 2008, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending May 31, 2009. The determination of whether the Corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Corporation will be a PFIC for the taxable year ending May 31, 2009 and each subsequent taxable year depends on the assets and income of the Corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Corporation for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the United States or of any other jurisdiction outside Canada.

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

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by the Corporation to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of the voting stock of the Corporation at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the shares constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSX at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons has not owned 25% or more of the issued shares of any series or class of the Corporation’s capital stock.

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

As disclosed above, the Corporation entered into a debt agreement in connection with its acquisition of the rights of AGGRASTAT® in the United States and its territories in August 2006. At May 31, 2008, the outstanding principal amount of this debt is US$12 million. As this debt bears interest at monthly LIBOR plus 6.5 percent per annum, the Corporation is exposed to interest rate risk. A 1% change in the underlying LIBOR for fiscal 2008, would have impacted the loss for the year by 0.2% .

FOREIGN EXCHANGE RISK

The Corporation’s primary currency of operations is the Canadian dollar. However, the Corporation has expenditures and holds investments denominated in a foreign currency. In fiscal 2008, it is estimated that approximately 53% of the Corporation’s expenditures were denominated in a foreign currency, primarily being the US dollar. To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for fiscal 2008 would have impacted loss for the year by 5%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have evaluated the Company’s disclosure controls and procedures as of May 31, 2008 and have concluded that such controls and procedures were not effective to provide reasonable assurance that material information relating to the Company was reported as required because we identified a material weakness in our internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

The Corporation’s management carried out an evaluation, under the supervision of the Corporation’s chief executive officer and chief financial officer, of the effectiveness of the Corporation’s internal control over financial reporting, as of May 31, 2008, based on the framework set forth in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Corporation’s internal control over financial reporting is not effective as a result of a material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of the internal control over financial reporting referred to above, management has identified the following material weakness in the Company internal control over financial reporting as of May 31, 2008:

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP. Specifically, there are insufficient personnel to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 14 to the financial statements. This control deficiency resulted in adjustments to the disclosure in the financial statements prior to their issuance. This control deficiency results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Attestation Report of the Registered Public Accounting Firm

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 20-F and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting . See Exhibit 15.1

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

There have been no changes in the Corporation's internal controls over financial reporting identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

Management has begun to address the material weaknesses discussed above. A determination as to requirements necessary to address this weakness is currently underway which includes considering either obtaining external third party assistance or ensuring adequate personnel are available with the necessary training and expertise.

Subsequent to May 31, 2008, the Chief Financial Officer resigned and was replaced.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2008, Mr. Kishore Kapoor, a non-employee director, was a member of the audit committee of the Corporation. The board of directors of the Corporation has determined that Mr. Kapoor (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

(a) Audit fees	2008	2007
	$187,285	$55,600

Audit fees consist of fees billed for the audit of the Corporation’s annual financial statements.

(b) Audit-related fees	2008	2007
	$26,285	$124,850

Audit-related fees consist of fees billed for services associated with the issuance of securities filings and prospectuses.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2008 or 2007.

(d) All other fees	2008	2007
	$-	$3,825

All other fees consist of fees billed for translation services and assistance with Sarbanes-Oxley compliance planning.

(e) Audit Committee’s Pre-approval Policies

All KPMG services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 14 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;

2.	Consolidated Balance Sheets;

3.	Consolidated Statements of Operations and Deficit;

4.	Consolidated Statements of Cash Flows; and

5.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.

Years ended May 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Medicure Inc.

We have audited the accompanying consolidated balance sheets of Medicure Inc. ("the Company") and subsidiaries as of May 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended May 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of May 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has experienced operating losses and cash outflows from operations since incorporation that raise significant doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On June 1, 2007, the Company adopted retrospectively, without restatement, the new recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3251, Equity. The effect of those changes is discussed in Note 2(q) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 26, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants

Winnipeg, Canada
August 26, 2008

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$11,904,930	$31,770,320
Accounts receivable (note 4)	884,343	2,048,260
Inventories (note 5)	316,359	640,004
Research advance (note 11)	200,000	200,000
Prepaid expenses	1,097,104	1,168,603
	14,402,736	35,827,187

Property and equipment (note 6)	132,887	196,521

Restricted cash (note 3)	11,916,000	–

Intangible assets (note 7)	8,353,610	23,412,131

Deferred debt issue expenses (note 8)	–	349,963

	$34,805,233	$59,785,802

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable and accrued liabilities	$7,174,474	$8,536,869
Current portion of long-term debt (note 8)	1,986,000	6,160,896
	9,160,474	14,697,765

Long-term debt (note 8)	32,200,919	10,781,568

Shareholders’ equity (deficiency):
Capital stock (note 9)	116,014,623	109,102,397
Warrants	9,094,635	–
Contributed surplus	3,568,055	3,035,024
Deficit	(135,233,473)	(77,830,952)
	(6,556,160)	34,306,469

Nature of operations - going concern (note 1)
Commitments and contingencies (note 11)

	$34,805,233	$59,785,802

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Dr. A.D. Friesen”	Director	Signed “Mr. Kishore Kapoor”	Director

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue:
Product sales, net	$2,247,129	$5,944,730	$–

Expenses:
Cost of goods sold, excluding amortization	605,623	387,803	–
Selling, general and administrative	12,072,596	11,047,769	2,858,443
Research and development (note 11)	28,660,250	23,335,752	10,219,025
Investment tax credits	–	(171,927)	(478,473)
Impairment of intangible assets (note 7)	13,056,697	–	–
Amortization	2,652,566	2,288,745	107,379
	57,047,732	36,888,142	12,706,374

Loss before the undernoted	(54,800,603)	(30,943,412)	(12,706,374)

Other expenses (income):
Interest and other	(1,149,574)	(1,590,801)	(299,737)
Interest expense	3,830,838	1,958,380	–
Foreign exchange loss (gain), net	(79,346)	392,395	200,437
	2,601,918	759,974	(99,300)

Loss and comprehensive loss for the year	$(57,402,521)	$(31,703,386)	$(12,607,074)

Basic and diluted loss per share	$(0.46)	$(0.30)	$(0.17)

Weighted average number of common shares used in
computing basic and diluted loss per share	125,476,086	104,879,404	75,144,764

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

	2008	2007	2006

Capital stock:
Balance, beginning of year	$109,102,397	$81,226,634	$39,864,296
Adoption of financial instrument standards
(note 2(q))	(6,425,336)	–	–
Exercise of options for cash	90,241	347,456	405,482
Private placement for cash on August 19, 2005, net
of share issue costs of $545,544	–	–	4,139,406
Public offering for cash on January 4, 2006, net of
share issue costs of $1,154,850	–	–	10,857,650
Private placement for cash on May 9, 2006, net of
share issue costs of $2,373,792	–	–	25,959,800
Private placement on October 5, 2007, net of
issue costs of $714,445	13,247,321	–	–
Private placements on December 22 and
December 28, 2006, net of issue costs of $2,366,056 –		27,528,307	–
Balance, end of year	116,014,623	109,102,397	81,226,634

Warrants:
Balance, beginning of year	–	–	–
Adoption of financial instrument standards
(note 2(q))	6,425,336	–	–
Warrants granted with long-term debt (note 8)	809,344	–	–
Private placement on October 5, 2007, net of
issue costs of $104,795	1,859,955	–	–
Balance, end of year	9,094,635	–	–

Contributed surplus:
Balance, beginning of year	3,035,024	2,070,670	996,301
Placement agent’s warrants granted	–	–	42,758
Stock-based compensation	563,272	1,025,310	1,184,800
Options exercised - transferred to capital stock	(30,241)	(60,956)	(153,189)
Balance, end of year	3,568,055	3,035,024	2,070,670

Deficit:
Balance, beginning of year	(77,830,952)	(46,127,566)	(33,520,492)
Loss and comprehensive loss for the year	(57,402,521)	(31,703,386)	(12,607,074)
Balance, end of year	(135,233,473)	(77,830,952)	(46,127,566)

Shareholders’ equity (deficiency)	$(6,556,160)	$34,306,469	$37,169,738

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year	$(57,402,521)	$(31,703,386)	$(12,607,074)
Adjustments for:
Amortization of property and equipment	78,222	41,187	32,797
Amortization of intangible assets	2,574,344	2,247,558	74,582
Amortization of deferred debt issue
expenses	327,484	211,096	–
Write-off of property and equipment	–	–	17,212
Stock-based compensation	563,272	1,025,310	745,570
Write-off of inventory	428,822	–	–
Impairment of intangible assets	13,056,697	–	–
Unrealized foreign exchange gain
on long-term debt	(1,258,804)	(825,221)	–
Change in the following:
Accounts receivable	1,163,917	(1,589,836)	11,342
Inventories	(105,177)	(640,004)	–
Prepaid expenses	71,499	(905,887)	135,488
Accounts payable and accrued liabilities	(1,362,395)	6,892,530	(1,088,415)
	(41,864,640)	(25,246,653)	(12,678,498)

Investing activities:
Acquisition of property and equipment	(14,588)	(187,045)	(19,671)
Acquisition of intangible assets	(572,520)	(22,737,848)	(1,224,223)
	(587,108)	(22,924,893)	(1,243,894)

Financing activities:
Issuance of common shares and warrants,
net of share issue costs	15,167,276	27,814,807	41,251,907
Proceeds from issuance of long-term debt
and warrants	25,022,600	17,767,685	–
Repayments of long-term debt	(3,959,616)	–	–
Debt issue expenses	(1,727,902)	(561,059)	–
Cash placed under restriction	(11,916,000)	–	–
	22,586,358	45,021,433	41,251,907

Increase (decrease) in cash and cash equivalents	(19,865,390)	(3,150,113)	27,329,515

Cash and cash equivalents, beginning of year	31,770,320	34,920,433	7,590,918

Cash and cash equivalents, end of year	$11,904,930	$31,770,320	$34,920,433

Supplementary information:
Cash transactions:
Interest paid	$2,353,130	$1,574,209	$–
Interest received	1,023,347	1,596,616	207,718
Non-cash transactions:
Value assigned to stock options granted
as consideration for acquisition of
intellectual property from third party
(note 6)	–	–	439,230
Value assigned to placement agent’s
stock-based compensation related to
August 19, 2005 private placement
(note 8(c))	–	–	42,758

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

1.	Nature of operations - going concern:

Medicure Inc. (the Company) is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non- Q-wave myocardial infarction.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, and the discovery and development of other drug candidates.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company has experienced a loss of $57,402,521 and negative cash flows from operations of $41,864,640 in the year ended May 31, 2008, and the Company has accumulated a deficit of $135,233,473 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavorable results of the Phase 3 MEND-CABG II trial. This restructuring included the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

1.	Nature of operations - going concern (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 14 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-company transactions and balances have been eliminated.

	(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

	(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

	(d)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid term deposits and commercial paper. The Company considers all highly liquid term deposits and commercial paper with terms to maturity when acquired of three months or less to be cash equivalents.

	(e)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual Rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	20%

(f)	Intangible assets:

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

	(g)	Deferred debt issue expenses:

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

	(h)	Impairment of long-lived assets:

The carrying amount of long-lived assets which includes property and equipment and intangible assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

	(i)	Stock-based compensation:

The Company has a stock option plan [note 9(c)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period. The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

	(j)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

	(k)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

	(n)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The treasury stock method requires that diluted per share amounts be calculated as if all the common share equivalents, such as options and warrants where the average market price for the period exceeds the exercise price, had been exercised at the beginning of the reporting period or at the date of issue, if later, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all common share equivalents have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

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

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation and contingencies, and fair values assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

	(q)	Changes in accounting policy:

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income (Section 1530), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855), CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation

(Section 3861), CICA Handbook Section 3865, Hedges (Section 3865), and CICA Handbook Section 3251, Equity (Section 3251). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

•

Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

		•	Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

		•	Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black- Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

(r)	Recent accounting pronouncements issued but not yet adopted:

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements:

(i)

Section 1535, Capital Disclosures (Section 1535), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

(ii) Section 3862, Financial Instruments - Disclosure (Section 3862) and Section 3863,

Financial Statements - Presentation (Section 3863) replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. These standards are effective for the Company for interim and annual financial statements beginning on June 1, 2008.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(iii)

Section 3031, Inventories (Section 3031), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

(iv)

Section 1400, General Standards of Financial Statement Presentation (Section 1400) was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on June 1, 2008.

(v)

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards.

3.	Restricted cash:

As at May 31, 2008, the Company has $11,916,000 (US$12,000,000) (May 31, 2007 - nil) in restricted cash, which is cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 8). The term loan facility matures on February 1, 2010.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

4.	Accounts receivable:

	2008	2007

Trade accounts receivable	$327,249	$1,164,386
SR&ED taxes receivable	–	408,927
Interest receivable	310,348	184,121
Other	246,746	290,826

	$884,343	$2,048,260

As at May 31, 2008, the trade accounts receivable consists of amounts owing from three customers which represent approximately 100 percent (May 31, 2007 - 98 percent) of trade accounts receivable.

5.	Inventories:

	2008	2007
Raw materials and packaging materials	$92,985	$366,796
Finished goods	223,374	273,208
	$316,359	$640,004

6.	Property and equipment:

		Accumulated	Net book
May 31, 2008	Cost	amortization	value

Computer equipment	$151,565	$137,827	$13,738
Furniture, fixtures and equipment	184,896	65,747	119,149
Leasehold improvements	20,671	20,671	–

	$357,132	$224,245	$132,887

		Accumulated	Net book
May 31, 2007	Cost	amortization	value

Computer equipment	$138,586	$102,396	$36,190
Furniture, fixtures and equipment	183,287	25,116	158,171
Leasehold improvements	20,671	18,511	2,160

	$342,544	$146,023	$196,521

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2008	impairment	amortization	value

Patents	$11,263,893	$4,021,700	$7,242,193
Trademark	1,534,440	589,736	944,704
Customer list	270,784	104,071	166,713

	$13,069,117	$4,715,507	$8,353,610

		Accumulated	Net book
May 31, 2007	Cost	amortization	value

Patents	$20,244,953	$1,915,341	$18,329,612
Trademark	3,760,874	284,565	3,476,309
Technology license	1,166,619	173,876	992,743
Customer list	663,684	50,217	613,467

	$25,836,130	$2,423,999	$23,412,131

As described in note 8, certain intangible assets are pledged as security against long-term debt. During the year ended May 31, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long-lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company decided to discontinue the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (Section 3063).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded an impairment write-down of $883,784 relating to MC-1 and $12,172,913 relating to AGGRASTAT® in the third quarter of fiscal 2008.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

8.	Long-term debt:

	2008	2007

Birmingham long-term debt (a)	$22,460,084	$–
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	11,726,835	16,942,464
	34,186,919	16,942,464

Current portion of long-term debt (b)(iv)	(1,986,000)	(6,160,896)

	$32,200,919	$10,781,568

Principal repayments to maturity by fiscal year are as follows:

2009	$1,986,000
2010	9,930,000
2011	–
2012	824,878
2013	1,723,675
Thereafter	22,276,447
36,741,000

Less deferred debt issue expenses (net of accumulated
amortization of $538,580)	(2,554,081)

$34,186,919

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments have been reflected in the effective interest rate calculation of the debt.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

8.	Long-term debt (continued):

As disclosed in note 9(d), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at $809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity. The Company recorded a long-term debt liability of $24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The Company has imputed an effective interest rate of 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 - Financial Instruments - Recognition and Measurement. As of May 31, 2008, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

8.	Long-term debt (continued):

(b)

In August 2006, the Company obtained a term loan facility of US$15,840,000, maturing February 1, 2010, from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum.

In conjunction with the Birmingham debt financing transaction described above, the Company agreed to amendments to certain of the covenants provided for in the credit agreement. The term loan facility lenders and the Company have agreed:

		(i)	the Company will maintain a deposit of US$12 million in a cash collateral account to be held by Merrill, for the benefit of Merrill and the lenders (note 3).

(ii)

the Company will not be required to make any principal repayments on the term loan before maturity, except that the term loan lenders at their option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

The term loan facility is secured by a subordinate security interest to Birmingham in the intellectual property rights of and related commercialization proceeds receivable by the Company in AGGRASTAT® and MC-1, the shares of Medicure Pharma Inc. and Medicure International Inc., and a first security interest in all remaining financial, physical, and intangible assets of the Company and its subsidiaries.

9.	Capital stock:

	(a)	Authorized:

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

9.	Capital stock (continued):

(b)	Shares issued and outstanding are as follows:

	Number of shares	$

Common shares:

Balance, May 31, 2005	66,826,660	$39,864,296

Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482
Balance, May 31, 2006	96,046,465	81,226,634

Private placement for cash on December 22, 2006,
net of share issue costs of $1,866,177	15,615,392	21,541,766
Private placement for cash on December 28, 2006,
net of share issue costs of $499,879	4,307,652	5,986,541
Exercise of options for cash	345,000	347,456
Balance, May 31, 2007	116,314,509	109,102,397

Private placement for cash on October 5, 2007,
net of share issue costs of $714,445	13,913,043	13,247,321
Exercise of options for cash	80,000	90,241
Adoption of financial instruments standards (note 2(q))	–	(6,425,336)

Balance, May 31, 2008	130,307,552	$116,014,623

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

9.	Capital stock (continued):

	(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s stock options is as follows:

		2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	Options	exercise price	Options	exercise price

Balance, beginning of
year	4,235,528	$1.52	3,300,028	$1.41
Granted	4,435,649	0.46	1,355,500	1.65
Exercised	(80,000)	0.75	(345,000)	0.83
Cancelled or expired	(1,873,494)	1.31	(75,000)	1.37

Balance, end of year	6,717,683	$0.87	4,235,528	$1.52

Options exercisable,
end of year	2,138,028		2,318,028

	2008	2007	2006

Weighted average fair value per unit
of options granted during the year at
market value on grant date	$0.28	$1.07	$1.27
Weighted average fair value per unit
of options granted during the year at
above market value on grant date	–	–	0.34

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

9.	Capital stock (continued):

Options outstanding at May 31, 2008 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.09 - 1.95	6,467,683	8.3 years	$ 0.82	1,888,028
1.99 - 2.48	250,000	2.0 years	2.28	250,000

	6,717,683		$ 0.87	2,138,028

The compensation expense related to stock options granted under the stock option plan during fiscal 2008 aggregated $563,272 (2007 - $1,025,310). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Expected option life	6.8 years	6.5 years
Risk-free interest rate	3.99%	4.10%
Dividend yield	–	–
Expected volatility	63.19%	66.96%

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

9.	Capital stock (continued):

(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2006	(Cancelled)*	2007	(Cancelled)*	2008

104,110 units
(August 19, 2008)	104,110	$ 1.18	104,110	–	104,110	–	104,110

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750	–	2,602,750	–	2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000	–	4,000,000	–	4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	–	3,984,608	3,984,608	–	3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	–	–	–	1,000,000	1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	–	–	–	4,373,913	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

10.	Income taxes:

Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$2,136,000	$3,373,000
Share issue costs	1,065,000	1,440,000
Operating losses carried forward	5,429,000	2,419,000
Other	712,000	222,000
	9,342,000	7,454,000

Less valuation allowance	(9,342,000)	(7,454,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2008	2007	2006

Loss for the year:
Canadian	$5,111,984	$4,575,446	$2,951,941
Foreign	52,290,537	27,127,940	9,655,133

	$57,402,521	$31,703,386	$12,607,074

Canadian federal and provincial income taxes
recovery at 27% (2007- 32.5%;
2006 - 35%)	$15,499,000	$10,304,000	$4,412,000
Foreign tax rate differential	(12,914,000)	(7,947,000)	(3,138,000)
Permanent differences	(126,000)	(333,000)	(265,000)
Change in statutory rates	(964,000)	(374,000)	(46,000)
Valuation allowance	(1,888,000)	(1,650,000)	(1,157,000)
Other	393,000	–	194,000

	$–	$–	$–

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by the Company’s wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

10.	Income taxes (continued):

At May 31, 2008, the Company has Canadian and foreign unutilized operating losses carried forward for income tax purposes of $10,876,162 and $97,770,849, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2028. The Company also has scientific and development investment tax credits of $1,983,000 (2007 - $2,618,000) which can be applied against income taxes otherwise payable of future years up to fiscal 2028.

11.	Commitments and contingencies:

(a) Commitments:

As at May 31, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period
ending May 31:

2009	$1,600,000
2010	633,000

$2,233,000

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $2,233,000 over the term of the agreement, which expires in fiscal 2010.

As disclosed in note 8(a), in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

11.	Commitments and contingencies (continued):

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds:

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2008, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at May 31, 2008, the Company has committed to fund a further $26,255,128 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided. As at May 31, 2008, the Company has provided a research advance of $200,000 (2007 - $200,000) to one of these organizations, which is non-interest bearing, unsecured and repayable on demand.

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

The Company is obligated to pay royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

11.	Commitments and contingencies (continued):

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (note 8).

12.	Related party transactions:

During the year ended May 31, 2008, the Company paid companies controlled by a director a total of $348,517 (2007 - $358,345; 2006 - $267,569) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.	Financial instruments:

The Company is exposed to market risks related to changes in interest rates and foreign exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at May 31, 2008.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2008, 2007 and 2006, research and development expense would have increased by $572,520, $618,330 and $1,663,453, respectively. Under U.S. GAAP, the related reduction in amortization expense is $179,587 for the year ended May 31, 2008 (2007 - $206,899; 2006 - $74,582). During the year ended May 31, 2008, the Company wrote-down its patent asset related to MC-1 (note 7). This asset was expensed previously under U.S. GAAP, resulting in an adjustment of $883,784 (2007 - nil, 2006 - nil).

	(b)	Change in accounting policy:

On June 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes (FIN 48), an interpretation of FASB Statement 109, Accounting for Income Taxes (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the related tax authority.

The adoption of FIN 48 did not result in a change to the Company’s opening accumulated deficit as of June 1, 2007 nor did it impact fiscal 2008.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles (continued):

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The company had no amounts accrued for the payment of interest and penalties as of May 31, 2008.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Barbados). The Company’s tax years 2004 through 2008 remain open in Canada for regular examination and tax years 2001 through 2008 for transfer pricing purposes. Furthermore, taxation years 2000 through 2008 remain open for examination in other jurisdictions.

In accordance with SFAS 109, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets. This includes a review of such evidence as the carry-forward periods of the significant tax assets, the Company’s history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Barbados), the Company’s cumulative profits or losses in recent years, and the Company’s projections of earnings in its significant jurisdictions. On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions. For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2008	2007	2006

Loss for the period, Canadian GAAP	$(57,402,521)	$(31,703,386)	$(12,607,074)
Adjustments for the following:
Intangible assets (a)	(572,520)	(618,330)	(1,663,453)
Amortization of intangible assets (a)	179,587	206,899	74,582
Scientific equipment		–	17,212
Amortization of scientific
equipment		–	2,933
Impairment of intangible assets (a)	883,784	–	–

Loss for the period, U.S. GAAP	$(56,911,670)	$(32,114,817)	$(14,175,800)

Basic and diluted loss per share,
U.S. GAAP	$(0.45)	$(0.31)	$(0.19)
Weighted average number of common
shares	125,476,086	104,879,404	75,144,764

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

	Year ended	Year ended	Year ended
	May 31,	May 31,	May 31,
	2008	2007	2006

Operating activities	$(42,437,160)	$(25,864,983)	$(13,902,721)
Investing activities	(14,588)	(22,306,563)	(19,671)
Financing activities	22,586,358	45,021,433	41,251,907

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2008	2007

Deferred debt issue expenses	$2,554,081	$–
Long-term debt	36,741,000	–
Intangible assets	5,510,661	20,078,862
Capital stock and contributed surplus	144,921,967	128,382,255
Deficit	(154,320,725)	(97,409,055)

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 159 effective June 1, 2008.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development

(EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles (continued):

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

14.	Reconciliation of generally accepted accounting principles (continued):

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

•	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

•	How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

15.	Segmented information:

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2007, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 39 percent, Customer B accounted for 33 percent, Customer C accounted for 25 percent, and the remaining four customers accounted for 3 percent of revenues.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2008, 2007 and 2006

15.	Segmented information (continued):

Property and equipment and intangible assets are located in the following countries:

	2008	2007

Canada	$205,904	$251,543
Barbados	8,184,642	23,233,236
United States	95,951	123,873

16.	Comparative figures:

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Bylaws [5];
1.8	Bylaw No. 2 **

4.	Material Contracts and Agreements:

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

4.14	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation [5];

4.15	Amendment to Employment Agreement dated April 5, 2005 between Moray Merchant and the Corporation [5];

4.16	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Corporation [5];

4.17	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Corporation [5];

4.18	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];

4.19	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Corporation [6];

4.20	Amendment to Development Agreement dated July 2, 2004 between Medicure International Inc. and Clinical Development Research Institute Inc. dated July 4, 2006 [6];

4.21	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006 [6];

4.22	Amended Stock Option Plan approved October 25, 2005 [6];

4.23	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Corporation [7];

4.24

Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.25	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Corporation **;

4.26	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.27	Employment Agreement with Dwayne Henley June 10, 2008 **

4.28	Debt financing agreement between Birmingham Associates Ltd. and the Corporation dated September 17, 2007 **.

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[5] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 19, 2005.

[6] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 10, 2006.

[7] Herein incorporated by reference as previously included in the Corporation’s Form 20-F annual report filed on August 22, 2007.

15.1	Report of Independent Registered Public Accounting Firm **

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27 2008

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

___________________________________________________
Albert D. Friesen, Ph.D.
Chairman, President & CEO