Form 20-F
period 2009-05-31
MEDICURE INC
filed 2009-09-09
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: May 31, 2009

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

At May 31, 2009 the registrant had 130,307,552 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.

Yes[   ]                          No [X]

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

Yes [X]                        No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the
Exchange Act. (Check one):

Large Accelerated Filer [   ]                  Accelerated Filer [   ]             Non-Accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [X]
Standards as issued by the International
Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]                     Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]                           No [X]

As of May 31, 2009, the rate for Canadian dollars was US $0.9160 for Cdn $1.00.

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

"CABG" means coronary artery bypass graft;

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

"TPD" means the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch;

As used in this annual report, the "Corporation" or "Company" refers to "Medicure Inc.", the Company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and "Medicure" refers to "Medicure Inc." prior to its amalgamation with Lariat Capital Inc. Unless otherwise indicated, all references to dollar amounts in this annual report are to Canadian dollars.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Corporation's actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Corporation. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words "believes," "may," "plan," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding:

  our intention to further advance our commercial operation and increase AGGRASTAT®® product revenue;

  our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing;

  our ongoing corporate restructuring plan including the ongoing negotiations with our existing lender;

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

  the Company's stage of development;

  the Company's limited product revenues;

  the Company's limited marketing experience

  risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company's products and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law. Additional risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of this Annual Report

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

B. Advisers

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Corporation as at May 31, 2009 and 2008 and for the fiscal years ended May 31, 2009, 2008 and 2007 was extracted from the audited consolidated financial statements of the Corporation included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2007, 2006 and 2005 and for the fiscal years ended May 31, 2006 and 2005 was extracted from the audited financial statements of the Corporation not included in this annual report. Reference is made to Note 16 of the consolidated financial statements of the Corporation included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Corporation's financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Corporation has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments. The Corporation has financed its operations principally through the sale of its equity securities and the issuance of debt. The Corporation's ability to continue operations is dependent on the ability of the Corporation to restructure its debt and obtain additional financing. See "Item 3 - Key Information - D. Risk Factors."

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2009	2008	2007	2006	2005
(as at period end)	$	$	$	$	$
Current Assets	3,519,609	14,402,736	35,827,187	35,841,573	8,658,888
Capital Assets	93,532	132,887	196,521	50,663	81,002
Intangible Assets	5,936,819	8,353,610	23,412,131	2,921,841	1,332,969
Other Assets	-	11,916,000	349,963	-	-
Total Assets	9,549,960	34,805,233	59,785,802	38,814,077	10,072,859
Total Liabilities	29,096,919	41,361,393	25,479,333	1,644,339	2,732,754
Net Assets /	(19,546,959)	(6,556,160)	34,306,469	37,169,738	7,340,105
(deficiency)
Capital Stock,	129,002,341	128,677,313	112,137,421	83,297,304	40,860,597
warrants and
Contributed Surplus
Deficit	(148,549,300)	(135,233,473)	(77,830,952)	(46,127,566)	(33,520,492)
Statement of
Operations
(for the fiscal year
ended on)
Product Sales	4,792,513	2,247,129	5,944,730	-	-
Interest and Other	255,713	1,149,574	1,590,801	299,737	394,784
Income
Loss from Continuing
Operations	(13,315,827)	(57,402,521)	(31,703,386)	(12,607,074)	(14,865,910)
Net Loss for the	(13,315,827)	(57,402,521)	(31,703,386)	(12,607,074)	(14,865,910)
Period
Basic and Diluted	(0.10)	(0.46)	(0.30)	(0.17)	(0.22)
Loss per Share
Weighted-Average
Number of
Common Shares	130,307,552	125,476,086	104,879,404	75,144,764	66,717,715
Outstanding

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2009	2008	2007	2006	2005
(as at Period end)
Current Assets	3,519,609	14,402,736	35,827,187	35,841,573	8,658,888
Capital Assets	93,532	132,887	196,521	50,663	60,859
Intangible Assets	4,676,656	5,510,661	20,078,862	-	-
Other Assets	2,250,518	14,470,081	349,963	-	-
Total Assets	10,540,315	34,516,365	56,452,533	35,892,236	8,719,747
Total Liabilities	31,347,086	43,915,123	25,479,333	1,644,339	2,732,754
Net Assets /	(20,806,771)	(9,398,758)	30,973,200	34,247,897	5,986,993
(deficiency)
Capital Stock,	145,246,995	144,921,967	128,382,255	99,542,135	57,105,431
warrants and
Contributed Surplus
Deficit	(166,053,766)	(154,320,725)	(97,409,055)	(65,294,238)	(51,118,438)
Statement of
Operations
Product Sales	4,792,513	2,247,129	5,944,730	-	-
Interest and Other	255,713	1,149,574	1,590,801	299,737	394,784
Income
Loss from Continuing
Operations	(11,733,041)	(56,911,670)	(32,114,817)	(14,175,800)	(15,225,994)
Net Loss for the	(11,733,041)	(56,911,670)	(32,114,817)	(14,175,800)	(15,225,994)
Period
Basic and Diluted	(0.09)	(0.45)	(0.31)	(0.19)	(0.23)
Loss per Share
Weighted-Average
Number of
Common Shares	130,307,552	125,476,086	104,879,404	75,144,764	66,717,715
Outstanding

Comparability of Data

The selected financial data for the fiscal years ended May 31, 2009, 2008, 2007, 2006 and 2005 includes the operations of Medicure International Inc., a Barbados corporation ("Medicure International"), commencing June 1, 2000, and Medicure Pharma Inc., a United States corporation, and Medicure Europe Limited, a United Kingdom corporation, commencing June 1, 2006.

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

	May 31, 2009	May 31, 2008	May 31, 2007	May 31, 2006	May 31, 2005

Period End	0.9160	1.0070	0.9349	0.9079	0.7967
Average	0.8645	0.9857	0.8798	0.8588	0.7978

	August	July	June	May	April	March	February
	2009	2009	2009	2009	2009	2009	2009
	(Aug 1- 18)
High for	.9061	0.8529	0.8664	0.9176	0.8421	0.8202	0.8224
Period(1)
Low for	.8992	0.8617	0.8591	0.8365	0.7870	0.7653	0.7855
Period(1)

Notes:
(1) Figures are extracted from daily exchange rates

As of August 18, 2009 the exchange rate to convert one Canadian dollar into the U.S. dollar was 0.9076.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Corporation's business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Corporation.

Going concern risk

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations. In addition, the Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to further defer a required payment originally due July 15, 2009. Without these extensions the Company would have been in default in respect to its long-term debt. Upon an event of default, the lender could exercise its security rights under the agreement. See note 1 to the accompanying consolidated financial statements.

The Company has experienced a loss of $13,315,827 and negative cash flows from operations of $9,687,663 in the year ended May 31, 2009, and has accumulated a deficit of $148,549,300 as at May 31, 2009. In March 2008, the Company announced a corporate restructuring which included a significant reduction in numbers of staff and in resources allocated to certain programs. The Company continues to further reduce its staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. The Company is also in discussions with its senior lender to restructure its debt. Based on the Company's operating plan its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company's financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Corporation has engaged in a restructuring program designed to reduce costs and conserve capital which may not be successful.

The Corporation continues to restructure and look for ways to reduce cost and conserve costs. It is currently realigning its commercial sales force and restructuring its head office operations. This may negatively impact the ability of the Corporation to retain qualified management, staff and consultants which may further limit the Corporation's ability to continue its commercial operations as well as its ongoing research and development activities.

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

With the exception of AGGRASTAT®, the Corporation's products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Corporation has incurred net losses every year since inception in 1997. The Corporation incurred net losses of $13,315,827 for the year ended May 31, 2009, $57,402,521 for the year ended May 31, 2008, $31,703,386 for the year ended May 31, 2007, $12,607,074 for the year ended May 31, 2006, and $14,865,910 for the year ended May 31, 2005.

The Corporation anticipates that its losses will continue for the foreseeable future under the current capital structure. The long-term profitability of the Corporation's operations is uncertain, and may never occur. The Corporation's long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

a)	the success of the Corporation's research and development activities, including its drug discovery, preclinical and clinical development programs;
b)	obtaining Canadian and United States regulatory approvals to market any of lead products;
c)	the ability to contract for the manufacture of the Corporation's products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to successfully prosecute and defend its patents and other intellectual property; and

e)	the ability to successfully market the Corporation's products including AGGRASTAT® (tirofiban hydrochloride), given that it has limited experience in marketing.

If the Corporation does achieve profitability, it may not be able to sustain or increase profitability in the future.

Substantial cash payments may be required under the terms of the Corporation's borrowings upon an event of default or change of control. Such cash payments may leave the Corporation with little or no working capital in the business or make the Corporation insolvent.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017, with minimum payments over the life of the agreement aggregating US$49.7 million. The Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to defer a required payment of US$1.7 million until the earlier of November 30, 2009 and the date which is five business days following the date on which Medicure receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an Event of Default. Upon an event of default, the lender could exercise its security rights under the agreement.

The Corporation's substantial debt could impair its financial condition. The Corporation is highly leveraged and has substantial debt service obligations which it may not be able to meet in the ordinary course of business.

As of May 31, 2009, the Corporation had approximately US$47.2 million of future debt service obligations (minimum payments) on its long-term debt. This substantial indebtedness could have important consequences for the Corporation. For example, it could:

  increase the Corporation's vulnerability to general adverse economic and industry conditions, including increases to interest rates;

  impair the Corporation's ability to obtain additional financing in the future for working capital needs, capital expenditures or general corporate purposes;

  require the Corporation to dedicate a significant portion of its existing cash and proceeds from any future financing transactions to the payment of principal and interest on its debt, which would reduce the funds available for its operations;

  limit the Corporation's flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; and

  place the Corporation at a competitive disadvantage compared to its competitors that have less debt.

There is no guarantee that the Corporation will be able to meet its obligations under these facilities.

The Corporation may be exposed to short-term liquidity risk.

The Corporation currently relies on trade credit as well as cash from term debt and equity issues to provide the necessary short-term financing to conduct the Corporation's research and development activities as well as its commercial operations. Should suppliers and other creditors decline to extend short-term credit to the Corporation in the future, it may have a material adverse effect on the Company's business prospects, financial results and financial condition.

Despite current indebtedness levels, the Corporation may still be able to incur substantially more debt. This could further exacerbate the risks associated with the Corporation's substantial leverage.

Despite current indebtedness levels, the Corporation may still be able to incur substantial additional indebtedness in the future.

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

With the exception of AGGRASTAT®, all of the Corporation's products are currently in the research and development stages. The Corporation may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Corporation's products may cause the Corporation to reduce or abandon its commitment to that program.

If the Corporation fails to successfully complete its clinical trials, it will not obtain approval from the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch ("TPD"), or from the U.S. Food and Drug Administration ("FDA"), to market its leading products, Regulatory approvals also may be subject to conditions that could limit the market its products or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Corporation's business, financial condition and results of operations may be adversely affected if it fails to obtain regulatory approvals in Canada, the United States and abroad to market and its products or any current or future drug products, including any limitations imposed on the marketing of such products.

The Corporation may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Company's business prospects and operations depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

The Corporation has a contract with CanAm Bioresearch Inc. ("CanAm") to perform for it a significant amount of its research and development activities. Because of the specialized scientific nature of the Corporation's business, the loss of services of CanAm may require the Corporation to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Corporation may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

Also, certain of the Corporation's management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Corporation. The Corporation does not have key person insurance in effect in the event of a loss of any management, scientific or other key personnel. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's business prospects, financial results and financial condition.

The Corporation faces substantial technological competition from many biotechnology companies with much greater resources, and it may not be able to effectively compete.

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense. The Corporation competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Corporation. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Corporation's products or technologies or the commitment of its research and marketing collaborators to its programs or even render its products obsolete.

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Corporation's competitors may use different technologies or approaches to develop products similar to the products which it is developing, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before or after the Corporation obtains approval of its products. The Corporation may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Corporation's business, financial condition and results of operations may suffer.

The Corporation may be unable to establish collaborative and commercial relationships with third parties.

The Corporation's success will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships will be crucial to the Corporation's intention to license to or contract with larger, international pharmaceutical companies the manufacturing, marketing, sales and distribution of any products it may commercialize for production. There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Corporation's ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Corporation's financing agreement with Birmingham Associates includes certain restrictive covenants on the corporations commercial and developmental products including intellectual property. The ability for the Company to execute on portions of its business plan may be contingent on having collaborative relationships with Birmingham. The failure to establish or maintain this successful collaborative arrangement may negatively impact the Corporation.

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

The Corporation is currently dependent on a single manufacturer of its sole commercial product, AGGRASTAT® and on a single supplier of raw material used in the manufacture of AGGRASTAT®.

The Corporation is reliant on a single supplier of the raw material for AGGRASTAT® and a single third party manufacturer of the final product AGGRASTAT®. If the supply of raw material or the manufacturing agreement for AGGRASTAT® is terminated or interrupted and the Corporation was unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company's business prospects, financial results and financial condition.

The Corporation may fail to obtain acceptable prices or appropriate reimbursement for its products and its ability to successfully commercialize its products may be impaired as a result.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as the Corporation, that plan to offer various products in the United States and other countries in the future. The Corporation's ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, the Corporation's ability to have its products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for the Corporation's products and related treatments, the Corporation's ability to commercialize its products would be adversely affected. There can be no assurance that the Corporation's products and related treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payers are increasingly challenging the price of medical products and services.

If purchasers or users of the Corporation's products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Corporation's products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

The Corporation does not have manufacturing or experience and has limited marketing experience and may never be able to successfully manufacture or market certain of its products.

The Corporation has no experience in large-scale manufacturing and has no experience in marketing or selling its products except for limited experience marketing AGGRASTAT®. The Corporation may never be able to successfully manufacture and market certain of its products. If the TPD or FDA approves any other of its products, the Corporation intends to contract with and rely on third parties to manufacture, and possible to market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Corporation's control. Failure of or delay by a third party manufacturer of the Corporation's products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects. Failure of or delay by a third party in the marketing or selling of the Corporation's products or failure of the Corporation to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

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

The Corporation's success will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Corporation owns or jointly owns 40 United States patents. The Corporation has additional pending United States patent applications. The Corporation's pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Corporation in the future may not be patentable.

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

The Corporation's success will depend partly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. The Corporation is not currently aware that any of its products or processes infringes the proprietary rights of third parties. However, despite its best efforts, the Corporation may be sued for infringing on the patent or other proprietary rights of third parties at any time in the future.

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Corporation's financial condition and results of operations, even if it prevails. If the Corporation does not prevail, it may be required to stop the infringing activity or enter into a royalty or licensing agreement, in addition to any damages it may have to pay. The Corporation may not be able to obtain such a license or the terms of the royalty or license may be burdensome for it, which may significantly impair the Corporation's ability to market its products and adversely affect its business, financial condition and results of operations.

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

The Corporation's products may not gain market acceptance, and as a result it may be unable to generate significant revenues.

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

Even if the Corporation's products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Corporation's products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Corporation's products, even if they prove to be safe and effective and are approved for marketing by the TPD, the FDA and other regulatory authorities. The Corporation estimates that it may take up to two years or longer before its initial products may be sold commercially. If the Corporation's products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Corporation may not achieve its projected development goals in the time frames it announces and expects.

The Corporation sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Corporation's clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Corporation's clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Corporation fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

The Corporation's business involves the use of hazardous material, which requires it to comply with environmental regulations.

The Corporation's research and development processes and commercial activities may involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Corporation is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Corporation believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Corporation will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

The Corporation's insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of the Corporation's operations and its financial position.

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

At May 31, 2009, the Corporation had US$47.2 million of future debt service obligations (minimum payments). As well, the majority of the Corporation's sales revenues and a substantial portion of its selling, general and administrative expenses are denominated in U.S. dollars. The Company does not utilize derivatives, such as foreign currency forward contracts and futures contracts, to manage its exposure to currency risk and as a result a change in the value of the Canadian dollar against the U.S. dollar could have a negative impact on the Company's business prospects, financial results and financial condition.

The Corporation may need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Corporation's operations.

The Corporation has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Corporation has significant on-going cash expenses and limited ability to generate cash from operations. To meet its on-going cash needs the Corporation will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Corporation's long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Corporation's business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The Corporation's ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance. If its capital resources are exhausted and adequate funds are not available, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

Future issuance of the Corporation's common shares will result in dilution to its existing shareholders. Additionally, future sales of the Corporation's common shares into the public market may lower the market price which may result in losses to its shareholders.

As of May 31, 2009, the Corporation had 130,307,552, common shares issued and outstanding. A further 3,313,339 common shares are issuable upon exercise of outstanding stock options and another 15,961,271 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Corporation's shareholders. The Corporation's stock option plan allows for the issuance of stock options to purchase up to a maximum of 10% of the outstanding common shares at any time.

Sales of substantial amounts of the Corporation's common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Corporation's common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2009, the Corporation's common shares closed at a price of CDN$0.03 on the TSX. For the period from June 1, 2008 to May 31, 2009, the high and low trading prices of the Corporation's common shares on the TSX were CDN$0.06 and CDN$0.02, respectively, with a total trading volume of 53,967,300 shares. The Corporations shares were delisted from Amex on July 3, 2008.

Daily trading volume on the TSX of the Corporation's common shares for the period from June 1, 2008 to May 31, 2009 has fluctuated, with a high of 2,427,400 shares and a low of nil shares, averaging approximately 215,869 shares. Accordingly, the trading price of the Corporation's common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Corporation such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Corporation's common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;

  ability to restructure its debt and recapitalize the Company litigation or threat of litigation;

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

  results of, and developments in, the Corporation's research and development efforts, including results and adequacy of, and developments in, its clinical trials and applications for regulatory approval;

  additions or departures of key personnel;

  sales of the Corporation's common shares, including by holders of the notes on conversion or repayment by the Corporation in common shares;

  economic and other external factors or disasters or crises;

  limited daily trading volume; and

  developments regarding the Corporation's patents or other intellectual property or that of its competitors.

In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of biotechnology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

There may not be an active, liquid market for the Corporation's common shares.

There is no guarantee that an active trading market for the Corporation's common shares will be maintained on the TSX. Investors may not be able to sell their shares quickly or at the latest market price if trading in its common shares is not active. On June 18, 2008, the Corporation announced its intention to file a Form 25 with the Securities and Exchange Commission in order to voluntarily delist its common shares from the Amex. The Corporation's shares ceased trading on the Amex effective July 3, 2008.

The TSX has advised that the Corporation will automatically be subject, in the ordinary course, to a delisting review as a result of relying on the financial hardship exemption under Section 604(e). The company has until January 25, 2010 to demonstrate that it meets all the requirements set out in Part VII of the Company Manual. Should the shares be delisted the Corporation may apply for listing on the TSE Venture or NEX .

If there are substantial sales of the Corporation's common shares, the market price of its common shares could decline.

Sales of substantial numbers of the Corporation's common shares could cause a decline in the market price of its common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Corporation's ability to raise capital and may adversely affect the market price of its common shares.

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

If the Corporation's is classified as a "passive foreign investment Company" for United States income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

The Corporation does not believe that it was a "passive foreign investment Company" for the taxable year ended May 31, 2009, and does not expect that it will be a "passive foreign investment Company" (PFIC) for the taxable year ending May 31, 2010. (See more detailed discussion in Item 10 E – Taxation) However, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its "passive foreign investment Company" status or that the Corporation will not be a "passive foreign investment Company" for the current taxable year or any subsequent taxable year. Accordingly, although the Corporation expects that it may be a QFC for the taxable year ending May 31, 2010, there can be no assurances that the IRS will not challenge the determination made by the Corporation concerning its QFC status, that the Corporation will be a QFC for the taxable year ending May 31, 2010 or any subsequent taxable year, or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

The Corporation's classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares.

The Corporation has adopted a shareholder rights plan.

The Corporation has adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of the Corporation's outstanding common shares, the effect of which may be to deprive the Corporation's shareholders of a control premium that might otherwise be realized in connection with an acquisition of its common shares.

Risks associated with Material weaknesses within the Company's financial reporting and review process

In connection with its review of the Company's internal control over financial Reporting, the Company has identified material weaknesses with the Company's financial reporting and review process, involving the preparation and review of the reconciliation form Canadian GAAP to United States GAAP and the complex accounting issues due limited staff. Based on such determination, the Company's management concluded that the Company's internal control over financial reporting was not effective as of May 31, 2009. The Company either plans to ensure adequate personnel are available with the necessary training and expertise or rely on an external third party to provide this control. Any failure to remediate the material weakness, to implement the required new or improved control, or difficulties encountered in the implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company's reported financial information, which could cause the Company's stock price to decline

ITEM 4. INFORMATION ON THE COMPANY

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

The Corporation's current legal and commercial name is Medicure Inc. and its current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1, Phone (204) 487-7412 The Corporation's head office is located at 4-1200 Waverley Street, Winnipeg, Manitoba, Canada, R3T 0P4.

In August 2006, the Corporation acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19,000,000.

In September 2007, the Corporation monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. (See Item 5 B – Liquidity and Capital Resources)

In February 2008, the Company announced that its pivotal Phase III MEND-CABG II clinical trials with MC-1 did not meet the primary endpoint and as a result was not sufficient to support the filings. As a result of the study results, the Company announced a restructuring plan that resulted in the organization its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March 2008 conserved capital for ongoing operations.

In fiscal 2009 the Company continued to focused on the sale and marketing of AGGRASTAT® and on focusing its research and development activities on the development of TARDOXAL, for Tardive Dyskinesia, and MC-1 for chronic cardiovascular disorders, and exploring further cost savings measures. All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008. These activities assisted in reducing the Company's use of capital, in particular its investment in research and development programs but have moved forward certain programs on a limited and focused fashion such as the Phase II clinical study of TARDOXAL for the treatment of Tardive Dyskinesia. Although these have been positive steps forward for the Company, its ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, and on securing additional sources of financing and restructuring of its existing Debt Financing agreement. The Company estimates it currently has sufficient working capital to fund its current obligations and planned operations through October 2009 at which point the Company's projected revenues are estimated to be sufficient to fund its ongoing operations except for servicing its debt obligations. As of May 31, 2009, the Company had accrued US$1.7 million in current debt service obligations which were due July 15, 2009 however the Company has negotiated extensions with the lender to August 14, 2009 and subsequently to September 1, 2009. Effective September 1, 2009 the Company and the lender agreed to a further deferral to be in effect until the earlier of November 30, 2009 and the date which is five business days following the date on which Medicure receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an Event of Default. In the event of default, the lender could exercise its security rights under the agreement

B. Business Overview

Plan of Operation

Medicure is a pharmaceutical Company engaged in the research, clinical development and commercialization of human therapeutics. The Company's primary focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc. The Company's primary research and development program of focus is the clinical development of TARDOXALTM (product previously referred to as AVASTREMTM) for neurological disorders, although the Company continues to investigate and advance certain other product opportunities.

In fiscal 2008, the Company was focused on two major objectives; first and foremost on the 3000 patient Phase III trial of MC-1 for protection of ischemic reperfusion injury during Coronary Artery By-pass Graft surgery (CABG), entitled MEND-CABG II and secondly on increasing the sales of

AGGRASTAT®. In February 2008 the Company announced that the pivotal Phase III trial, MEND-CABG II, did not meet the primary end point and therefore would not file an application for regulatory approval of the use of MC-1, for this indication. It further announced that the MC-1 development for the acute indication of CABG, ACS and Stroke would be put on hold and the primary focus would shift to growing the AGGRASTAT® sales through its Commercial business and that the Company's Research and Development activity would focus on exploring other clinical applications of MC-1.

As a result of the above, the Company announced a restructuring plan that resulted in the organization reducing its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March enabled the Company to significantly conserve capital for ongoing operations. The Company continues to look for areas were it can reduce overhead and further conserve capital and will continue to do so into the 2009 fiscal year. The Company is also exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate. The Company's near term focus will be on its commercial asset AGGRASTAT®, the development of MC-1 for chronic cardiovascular and metabolic disease, and exploring further cost savings measures. The Company's ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on the ability of the Company to execute on these plans, restructure its debt financial obligations and secure additional sources of financing.

Recent Developments

  The Company implemented a modest price increase on its commercial drug AGGRASTAT® during the 3rd quarter, following suit with its competitors.
  The Company began enrolment in a 140 patient Phase II clinical study of TARDOXAL for the treatment of Tardive Dyskinesia.
  During the fourth quarter of 2009 the Company had initiated discussions with its senior lender in order to restructure the existing arrangements. The Company has also continued to explore other strategic arrangements to recapitalize the Company. In conjunction with this the Company has focused internally on further cost savings measures.
  The Company received extensions from its senior lender to defer a US$ 1.7 million payment due July 15, 2009 as discussed in Item 4A above to give the parties additional time to develop an appropriate restructuring plan for the Company.
  As of the date of this report the Company has reduced its sales staff and is in the process of aligning the remaining U.S. field representatives with the Company's refined marketing and sales strategy. The Company is also working on reducing its corporate overhead expenses by outsourcing more of its administrative and financial functions.

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

Net revenue from the sale of AGGRASTAT® for fiscal 2009 increased 113% over the net revenue for the in fiscal 2008. All of the Company's sales are denominated in US dollars. The appreciation of the US dollar accounted for approximately 29% of the increase. The remaining increase is due to increased wholesaler demand and a modest price increase during the 3rd quarter of 2009. Hospital demand for AGGRASTAT® has been fairly consistent during fiscal 2009 and has grown modestly compared to the prior year. Revenue had grown for five consecutive quarters but experienced a decline in the fourth quarter of 2009 due to a drop in wholesaler demand. Management attributes this to the wholesalers adjusting their level of inventories on hand

Subsequent to year end the Company has initiated further cost savings strategies for its commercial operations and has reduced and is realigning its sales force. These measures are expected to assist in further reducing the Company's cash burn in 2010.

Going forward and contingent on financing arrangements, including the successful renegotiation of the Company's current debt, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company's lead drug candidate is TardoxalTM1 currently in development for treating the serious neurological disorder tardive dyskinesia (TD). This program evolved from Medicure's extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small-molecule anti-thrombotic drugs.

The following table summarizes the Company's research and development programs, their therapeutic focus, and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
TardoxalTM	TD/Neurological indications	Phase II - enrolling patients
MC-1- Chronic	Lipid lowering/metabolic syndrome	Phase II - pursuing partnership
MC-45308	Anti-thrombotic small molecules	Discovery - pursuing partnership

The TardoxalTM and MC-1 programs benefit from over 10 years of work that Medicure invested in advancing this compound through late-stage human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab work. The Company believes the information and physical assets resulting from this activity is a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The development of MC-1 for use in acute cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold. The Company is continuing some analyses from these studies as resources permit, and will in due course determine what, if any, further investigation is warranted.

Medicure's library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead compound MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

The Corporation from time to time also evaluates other drug candidates for potential license with the objective of further broadening its product and patent portfolio.

_____________________________________
1 Tardoxal TM was previously referred to as AvastremTM or MC-1 for neurological indications

It is the Corporation's intention to actively search for a partnership with a large pharmaceutical Company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Corporation has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Corporation as of the date hereof.

The Corporation anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year.

Potential Products in Development Stage

One of the Corporation's primary focuses is the clinical development and commercialization of its lead research product, TardoxalTM for Tardive Dyskinesia (TD). TD is a serious movement disorder which results from long-term treatment with antipsychotic medications. At present there is no treatment available for TD in the US. TARDOXAL's potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Earlier studies have demonstrated that the Corporation's product MC-1 has the potential as a cardioprotective treatment in reducing damage to the heart associated with acute ischemic and reperfusion injury (MEND-1 Phase-II study). The MEND-CABG Phase-II study demonstrated that a 250mg dose of MC-1 significantly reduced the composite of events driven by a 46.9% reduction in non-fatal heart attacks. Based on these trials the Corporation initiated a follow on Phase-III MEND-CABG II study at over 120 cardiac centres enrolling over 3000 patients. The MEND-CABG II trial did not meet its primary end point and therefore was not sufficient for registration filings for market approval. Due to a lack of resources, the Company has put the further development of MC-1 for acute cardiovascular indications on hold.

Separate from the MEND CABG program, preclinical and clinical studies have shown that MC-1 has the potential to provide other clinical benefits to patients with hyperlipidemia, hyperglycemia, hypertension etc. The Company has been pursuing these potential opportunities with a plan to develop fixed dose combination pills with drugs already in use for improving aspects of metabolic parameters.

The Corporation is interested in advancing MC-1 through further clinical testing and intends to partner with a major pharmaceutical Company to take this molecule ahead.

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

As at May 31, 2009, the Corporation had 40 issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors' Current Products

The only commercial product the corporation currently has AGGRASTAT®is sold by the Company in the United States of America.

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

Cross-use of drugs between different types of cardiovascular disease categories sometimes makes it difficult to differentiate sales by the more specific market segment (such as for myocardial infarction, ischemic reperfusion injury, etc.).

AGGRASTAT® competes in a market segment commonly referred to as the antithrombotic market (treatments to prevent formation of blood clots). More specifically, AGGRASTAT® is one of a handful of antiplatelet drugs which affect thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these types of agents approved for use, including abciximab (ReoPro), eptifibatide (Integrilin), and tirofiban (AGGRASTAT®) . Of the two directly competing agents, AGGRASTAT® is most closely comparable to Integrilin as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

Competitors' Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in development. However, the utilization of its drug may be affected by the continued advancement of new antithrombotic and antiplatelet agents. The potential future launch of generic versions of AGGRASTAT® and/or of other competitive drugs is also expected to impact utilization of the Company's drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address a same or similar medical need. Many of these companies have much larger financial and other resources than the Corporation does, including those related to research and development, manufacturing, and sales and marketing. The Corporation also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Corporation is primarily focusing on:

1. Growing AGGRASTAT® sales in the United States. The present market for the class of drug GP IIb/IIIa, of which AGGRASTAT® is one of three in the USA market, is approximately $450 million per year (2008). At present AGGRASTAT® has 1% to 2% of this market. AGGRASTAT® is recommended by the AHA and ACC Guidelines as one of the three GP IIb/IIIa drugs to be used for the treatment of ACS. AGGRASTAT® has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

2. The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications. The Corporation is focusing initially on these markets because of preclinical and clinical evidence supporting the product's safety and potential efficacy in these applications.

3. Establishing a licensing arrangement or R&D collaboration to advance the dual acting anticoagulant/antiplatelet molecules to the clinic.

It is the Corporation's intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other agents from its product pipeline. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. While the Corporation has had informal discussions with potential partners in this regard, no formal agreement or letter of intent has been entered into by the Corporation as of the date hereof.

C. Organizational Structure

Medicure International Inc., a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International Inc.'s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.'s head office is located at 2nd Street, Holetown, St. James, Barbados.

Medicure Pharma Inc., a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.'s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma Inc.'s head office is located at 200 Cottontail Lane, Somerset, NJ, 08873.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. American Cardio Therapeutics Inc.'s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at May 31, 2009, American Cardio Therapeutics Inc. was involved in no material transactions.

Medicure Europe Limited, a wholly owned subsidiary of the Corporation, was incorporated pursuant to the laws of the United Kingdom, on May 19, 2006. Medicure Europe ceased operations on August 4, 2009.

D. Property, Plants and Equipment

Office Space

The Corporation has use of approximately 4,000 square feet of office space provided by Waverley Business and Science Centre Inc. as part of its business services contract with a related party. The office is located in Winnipeg, Manitoba, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Corporation for the years ended May 31, 2009, May 31, 2008 and May 31, 2007 should be read in conjunction with the consolidated financial statements of the Corporation. The Corporation's consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") included under Item 17 to this annual report. Material measurement differences between Canadian and U.S. GAAP, as applicable to the Corporation, are set forth in note 16 to the consolidated financial statements of the Corporation included herein.

Critical Accounting Estimates

The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles ("US GAAP") is described in note 16 to the audited consolidated financial statements for the year ended May 31, 2009. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Corporation relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company's sales are made to pharmaceutical wholesalers for further distribution to end consumers.

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

Clinical trial expenses
Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

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

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company's results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company's ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company's results of operations.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company's history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company's balance sheets.

Stock-based compensation
The Corporation has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Corporation must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Corporation uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Corporation amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Corporation's stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Corporation is a critical accounting estimate because of the value of compensation recorded, the volume of the Corporation's stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Corporation recorded stock compensation expense in fiscal 2009 of $325,028 (2008 - $563,272; 2007 - $1,025,310).

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

As discussed in Note 1 of the consolidated financial statements of the Corporation, the financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Based on the Company's operating plan its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company's financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

Year Ended May 31, 2009 Compared to the Year Ended May 31, 2008

Net product sales for fiscal 2009 were $4,793,000, compared to $2,247,000in fiscal 2008. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The appreciation of the US dollar accounted for approximately 29% of the increase. The remaining increase is due to increased wholesaler demand and a modest price increase during the 3rd quarter of 2009.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

Cost of sales for fiscal 2009 were $377,000 compared to $606,000 in fiscal 2008. The decrease in cost of sales is attributable to lower write-downs for obsolete inventory during 2009 (2009-$92,986; 2008 -$428,822), offset by the increased sales volume.

Total Selling, general, and administrative expenditures for fiscal 2009 were $9,255,000, compared to $12,073,000in fiscal 2008. Selling, general, and administrative expenditures related to AGGRASTAT® were $6,598,000 in fiscal 2009, compared to $6,782,000 in fiscal 2008. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field selling expenses, product promotion costs and administrative expenses. The appreciation of the US dollar compared the Canadian dollar negatively impacted our expenditures by approximately $.9 million, however this was offset positively by the restructuring of the commercial operations which began in fiscal 2008 which helped reduce selling, general and administrative expenditures by approximately $1.1 million. Other selling, general, and administrative expenditures in fiscal 2009 decreased to $2,657,000 from $5,291,000 in fiscal 2008 mainly due to a reduction in costs associated with the Company's restructuring efforts from 2008(approximately $1.1 million associated with reduced head office staff), less financing and business activity development activities during the year (approximately $.6 million), a recovery of regulatory fees paid in fiscal 2008 (approximately $.5 million), reduced capital tax expenditures of approximately $.3 million and a general reduction in other general and administrative expenses.. These reductions were offset by a one time provision of approximately one million dollars for potentially unrecoverable prepaid research costs.

Net Research and development expenditures for fiscal 2009 were $23,000, compared to $28,660,000 in fiscal 2008. The significant decrease in Research and development expenditures as compared to fiscal 2008 is due to completion of the Phase 3 MEND-CABG II study in the third quarter of fiscal 2008 and with the support of our clinical partners and service providers, the Company was able to secure a recovery on certain research and development costs incurred in fiscal 2008 of approximately $970,000. There were no Phase 3 studies during 2009. Pre-clinical and other research and development costs are also lower as the Company focuses on its commercial product and only on selected research and development programs. The research and development costs related to some ongoing regulatory and administrative costs, the development program involving use of TARDOXAL in the treatment of neurological conditions and other research exploring further uses of the Company's library of novel, anti-thrombotic small molecules developed by its Drug Discovery program.

The Company's Impairment of Intangibles assets decreased from $13,057,000 in fiscal 2008 to $1,756,000 in fiscal 2009. The significant write-downs during fiscal 2008 had occurred after the Company has decided to suspend the development of MC-1 as a monotherapy for acute indications such as CABG as part of a corporate restructuring plan announced in March 2008 resulting in an impairment charge of $13.1 million. During fiscal 2009 the Company had initiated a review of all outstanding patents as part of its ongoing cost curtailment program. Based on this review certain patents were deemed not significant to the Company's commercial and research operations and a decision was made to surrender issued patents and withdraw applications under review. The majority of these patents were in the review stage in numerous countries. As a result, an impairment charge of $1.8 million was recorded to write off the carrying value of these specific patents.

Amortization for the year ended May 31, 2009 was $939,000, compared to $2,653,000 in fiscal 2008. The majority of amortization expense in both periods relates the amortization of AGGRASTAT® intangibles. The amortization was lower in fiscal 2009 due to the write-down of the intangibles in fiscal 2009.

Interest and other income for the year ended May 31, 2009 was $256,000, compared to $1,150,000 in fiscal 2008. The decrease in interest and other income in fiscal 2008 is the result of lower cash and cash equivalents balance and lower interest rates as compared to the prior fiscal year.

Interest expense for fiscal 2009 was $4,945,000, compared to $3,831,000in fiscal 2008. The increase in interest expense is primarily due to the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008 being outstanding for a full year in 2009 compared to 8.5 months in 2008, an early termination fee of US$600,000 paid in relation to the repayment of the term loan facility during the second quarter of 2009 and the strengthening of the US dollar during the period as the Company's debt and interest payments are denominated in US dollars.

The net foreign exchange loss for the year ended May 31, 2009 was $1,636,000, compared to a net foreign exchange gain of $79,000 in fiscal 2008. The net foreign exchange loss in fiscal 2009 is due to a strengthening U.S. dollar relative to the Canadian dollar in the period. The exchange rate used at May 31, 2009 was 1.0917 versus 0.9930 at May 31, 2008. The U.S. dollar had traded up to a high of 1.3066 during the year. The majority of the loss was incurred on our US dollar denominated debt, partially offset by gains on the Company's U.S. denominated cash.

For the year ended May 31, 2009, the Corporation recorded a consolidated net loss of $13,316,000 or $0.10 per share compared to a consolidated net loss of $57,402,000 or $0.46 per share for the year ended May 31, 2008. As discussed above the main factors contributing to the decrease in the loss as compared to 2008 was the significant reduction in Research and Development costs, lower write-downs on intangible assets and a reduction in general and administration costs. Higher interest costs and the appreciation of the U.S. dollar added to the loss as compared to 2008.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased was 130,507,552 for the years ended May 31, 2009 and 2008.

Year Ended May 31, 2008 Compared to the Year Ended May 31, 2007

Net product sales for fiscal 2008 were $2,247,000, compared to $5,945,000 in fiscal 2007. Net product sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, returns and discounts. Net product sales are lower for the year ended May 31, 2008 as compared to fiscal 2007 for several reasons including a decline in purchases by hospitals, impacted in part by the reconfiguring of the Company's commercial operations during the first quarter of fiscal 2008 which resulted in a transition from a contracted third-party direct sales force to a directly managed in-house sales force.

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

Selling, general, and administrative expenditures for fiscal 2008 were $12,073,000, compared to $11,048,000 in fiscal 2007. Selling, general, and administrative expenditures related to AGGRASTAT® were $6,782,000 in fiscal 2008, compared to $6,716,000 in fiscal 2007, despite the fact that expenses in 2007 only relate to the nine-month period following the acquisition of AGGRASTAT® in August 2006. Other selling, general, and administrative expenditures in fiscal 2008 increased to $5,291,000 from $4,332,000 in fiscal 2007 mainly due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company's restructuring efforts along with increases in some regulatory and capital tax costs.

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

During the year ended May 31, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company's long lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-

CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company has decided to discontinue at this time the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company's intangible assets for impairment under CICA Handbook Section 3063 ("Section 3063").

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. As a result of unfavourable results of the MEND-CABG II Study and the resulting changes to the Company's commercial plans as well as the continued decline in AGGRASTAT® product revenues, the Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded a write-down of $884,000 relating to MC-1 and $12,173,000 relating to AGGRASTAT® during the year.

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

For the year ended May 31, 2008, the Corporation recorded a consolidated net loss of $57,402,000 or $0.46 per share compared to a consolidated net loss of $31,703,000 or $0.30 per share for the year ended May 31, 2007. As discussed above, the consolidated net loss resulted mainly from the reduction in net product sales of AGGRASTAT®, increased costs of the Company's clinical development programs, primarily being the Phase 3 MEND-CABG II study, the write-down of MC-1 CABG and AGGRASTAT® intangible assets, rising selling, general and administrative expenses due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company's restructuring efforts along with increases in some regulatory and capital tax costs and increased net interest costs.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased to 125,476,086 for the year ended May 31, 2008 from 104,879,404 for the year ended May 31, 2007.

B. Liquidity and Capital Resources

Since the Company's inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and exercise of stock options, and interest income on excess funds held.

Cash used in operating activities for fiscal 2009 decreased $29.6 million or 74.0% to $10.4 million compared to $40.0 million for fiscal 2008 primarily due to:

•	A decrease of $31.8 million related to loss from operations before changes in operating assets and liabilities due mainly to:
	o	A $28.6 million reduction in research and development expenses.
	o	A $2.8 million reduction in selling, general and administrative expenses and
	o	A $2.5 million increase in net product sales.
	o	A $1.1 million increase in net interest expense.
•

Those factors were partially offset by decrease of $4.3 million related to the change in accounts payable and accrued liabilities due mainly to the payment of amounts owed relating to the Phase 3 clinical study conducted in fiscal 2008.

Investing activities for fiscal years 2009 and 2008 were insignificant.

Cash provided by financing activities for fiscal 2009 decreased $22.6 million or 100% compared to fiscal 2008. The Company repaid the term loan facility of US$ 12.0 million out of restricted funds during 2009. The net cash provided by financing activities for fiscal 2008 resulted from the issuance of common shares and warrants and proceeds from the Birmingham financing offset by the transfer of US$ 12.0 million to restricted funds and principal repayments on the term loan facility.

At May 31, 2009 the Company had cash and cash equivalents totaling $1,979,000 and restricted cash of nil compared to $11,905,000 of cash and cash equivalents as well as $11,916,000 of restricted cash as of May 31, 2008.

As at May 31, 2009, the Company had a working capital deficiency of $535,000 compared to working capital of $5,242,000 at May 31, 2008. The reduction of working capital was mainly due to the use of funds to support operations offset by a repayment of $1,986,000 of current long term debt out of restricted funds.

The Corporation has long-term debt at May 31, 2009 of US$25.0 million recorded in on its financial statements relating to the Birmingham debt described in more detail above. The Company has imputed an effective interest rate of 13.3% . The minimum annual debt obligations are disclosed in Item 5F-Contractual Obligations.

The Company currently has accrued US$1.7 million in debt service obligations. This US$1.7 million payment was originally due July 15, 2009 however the Company has negotiated extensions with the lender to August 14, 2009 and subsequently to September 1, 2009. Effective September 1, 2009 the Company and the lender agreed to a further deferral to be in effect until the earlier of November 30, 2009 and the date which is five business days following the date on which Medicure receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an Event of Default In the event of default, the lender could exercise its security rights under the agreement. Depending on the outcome of these negotiations' the Company may not have sufficient working capital to maintain operations. In addition to the negotiations with the Company's senior lender the Company is also implementing a cost savings program to further reduce its operating expenses and exploring additional strategic alternatives.

Based on the Company's operating plan its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company's financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

As at May 31, 2009 the Corporation had US$1.2 million in cash and cash equivalents to fund the U.S. denominated long-term debt as well U.S. denominated selling, general and administrative expenses and research and development costs. The Corporation currently has no derivatives, such as foreign currency forward contracts and futures contracts, hedging the balance of the U.S. denominated debt.

The total number of common shares issued and outstanding at May 31, 2009 and 2008 was 130,307,552.

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

In February 2008, the Company announced that its pivotal Phase 3 MEND-CABG II clinical trial with MC-1 did not meet the primary endpoint and as a result were not sufficient to support the filings. This program has been put on hold due to the Company's limited resources at this time. At such time as the Company's resources warrant a further review of this program the Company will do so and then make a determination as to what if any further investigation is warranted. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. The trial was designed to evaluate the effect of Medicure's lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan, in the foreseeable future, on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. However, the information and findings from the program was used to used investigate alternative applications of MC -1 leading to the Corporations current lead drug candidate TardoxalTM.

TardoxalTM. is currently in development for treating the serious neurological disorder tardive dyskinesia (TD). This program evolved from Medicure's extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions..

The TardoxalTM and MC-1 programs benefit from over 10 years of work that Medicure invested in advancing this compound through late-stage human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab work. The Company believes the information and physical assets resulting from this activity is a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The Company is also pursuing licensing opportunities for its library of small-molecule anti-thrombotic drugs.

It is the Corporation's intention to actively search for a partnership with a large pharmaceutical Company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Corporation has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Corporation as of the date hereof.

As outlined in Item 17, Company-sponsored research and development net expenditures for fiscal 2009 were $22,706 (2008 - $28,660,250; 2007 - $23,335,752). During fiscal 2009, the Company, and with the support of our clinical partners and service providers, was able to secure a recovery on certain research and development costs incurred in fiscal 2008 of approximately $970,000.

Patents and Licenses

The Corporation has been issued 40 patents from the United States Patent Office providing protection for certain uses of MC-1 and related compounds in treatment of cardiovascular diseases and other compounds for the use in cardiovascular disease. The Corporation has also filed 9 regular applications in the United States plus corresponding patent applications in other jurisdictions. The Corporation will continue to file patents to extend protection of MC-1 and for new compounds in development. The 40 patents issued to the Corporation are as follows:

Patent Number	Issue Date	Title
5,292,756	March 8, 1994	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,658,929	August 19, 1997	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,733,916	March 31, 1998	Prevention and treatment of ischemia-reperfusion and endotoxin-related injury using adenosine and purino receptor antagonists
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,814,643	September 29, 1998	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,880,136	March 9, 1999	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,040,317	March 21, 2000	Novel Sulfonamide Fibrinogen Receptor Antagonists
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 2, 2003	Treatment of Diabetes and Related Pathologies
6,538,112	March 25, 2003	Anticoagulant Test
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,667,315	December 23, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates

6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,115,625	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,115,626	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,125,889	October 24, 2006	Treatment of Cardiovascular and Related Pathologies
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,144,892	December 5, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,230,009	June 12, 2007	Pyridoxal Analogues and Methods of Treatment
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels
7,425,570	September 16, 2008	Pyridoxine and Pyridoxal Analogues: New Uses
7,442,689	October 28, 2008	Cardioprotective Phosphonates and Malonates
7,459,468	December 2, 2008	Aryl Sulfonic Pyridoxines as Antiplatelet Agents

Patent 5,733,916 is sublicensed by the Corporation from ENDACEA, Inc. ENDACEA, Inc. has the right to sublicense the Sublicensed Patents to the Corporation in accordance with an agreement with the Trustees at the University of Pennsylvania. Pursuant to a Sublicense Agreement dated April 11, 2006, ENDACEA sublicensed the exclusive worldwide use of the patents to the Corporation. Pursuant to the Sublicense Agreement, the Corporation has agreed to pay ENDACEA, Inc. a royalty payment on Net Sales of Sublicensed Products sold worldwide. The Sublicense Agreement commenced on April 11, 2006.

Patents 6,043,259, 6,051,587, 6,339,085, 6,890,943 and 7,230,009 are jointly owned by the Corporation and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a newly revised version executed November 24, 2006, which supersedes all previous versions, (the ""Licence Agreement'') the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Corporation. Pursuant to the License Agreement, the Corporation has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

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

There are 9 pending regular and provisional United States patent applications, including 8 filed with the United States Patent Office as either regular or provisional applications, which are owned by the Corporation by virtue of their inventorship by employees of the Corporation and, subsequent to June 1, 2000, by CanAm Bioresearch Inc. The 2 remaining application 10/909,608 is from the MGI Pharma Asset Purchase Agreement, respectively. There are 2 PCT applications pending.

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

The Corporation has filed patents in accordance with the Patent Cooperation Treaty (the ""PCT''). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the ""WIPO''), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the ""international application''), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

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

D. Trend Information

Net revenue from the sale of AGGRASTAT® for fiscal 2009 increased 113% over the net revenue for the in fiscal 2008. All of the Company's sales are denominated in US dollars. The appreciation of the US dollar accounted for approximately 29% of the increase. The remaining increase is due to increased wholesaler demand and a modest price increase during the 3rd quarter of 2009. Hospital demand for AGGRASTAT® has been fairly consistent during fiscal 2009 and has grown modestly compared to the prior year. Although wholesaler revenue had grown for five consecutive quarters up to and including third quarter of 2009, there was a decline in the fourth quarter of 2009 due to a drop in wholesaler demand. Management attributes this to the wholesalers adjusting their level of inventories on hand

The Corporation is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Corporation's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except the potential effect the following items may or may not have:

-

Current negotiations with the Company's senior lender (see section 4A and 5B) could lead to significant changes in the Company's operations. However, at this time no final decisions have been made so the Company can not predict what this impact maybe.

-	Subsequent to year end the Company has initiated further cost savings strategies for its commercial operations and has reduced and is realigning its US field representatives.

E. Off-balance Sheet Arrangements

As of May 31, 2009 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Corporation's contractual obligations as of May 31, 2009:

	Contractual Obligations Payment Due By Period
(in thousands of US$)	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt [2] obligations	$45,411	$2,600	$3,500	$3,920	$4,390	$4,917	$26,084
Purchase Agreement Commitments[3]	2,335	483	644	805	403	-	-
Total	$47,746	$3,083	$4,144	$4,725	$4,793	$4,917	$26,084

Debt obligations reflect the minimum annual payments under the debt financing agreement. See note 2 below.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1, TARDOXAL as well as other related compounds.

In addition, as at May 31, 2009, the Company has committed to fund up to a maximum of $25,805,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in related to these agreements.

The Corporation periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Corporation to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Corporation. In some cases, the potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has

_______________________________________
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

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1's commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

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

Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education. He is President Emeritus and Dean of Medicine Emeritus of the University of Manitoba, and is currently Director of the University's Centre for the Advancement of Medicine. He also serves as Chair of the Health Canada Science Advisory Board, Chair of Genome Prairie; as a director of CancerCare Manitoba and member of the Research Council of the Canadian Institute for Advanced Research and of the Alberta Cancer Board International Committee on Research. Dr. Naimark was the founding Chair of the Canadian Health Services Research Foundation and of the Canadian Biotechnology Advisory Committee and has served on many other committees and boards, in such positions as Director of the Canadian Imperial Bank of Commerce, Chair of the International Review Panel for the Medical Research Council of Canada and President of the Association of Universities and Colleges of Canada. Dr. Naimark has received several honorary degrees and awards, including the Order of Canada and the Order of Manitoba. Date of birth is August24, 1933.

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

David Banks, J.D. Toronto, Ontario, Canada – Director

Mr. Banks is presently a Principal of Carlyle Banks & Company Inc, a Toronto-based investment banking firm. Mr. Banks has nearly 20 years of experience at The Chase Manhattan Bank (now known as JPMorgan Chase), a leading global financial services firm, where he held various roles including Senior Vice President. Additionally, Mr. Banks has served as AT&T Capital Corporation's Chief Executive Officer. AT&T Capital was the fifth largest leasing company in the world, operating in 26 countries. Prior to his current role at Carlyle Banks & Company, Mr. Banks held the position of Vice Chairman of Lawrence &company Inc., a Toronto-based global asset management firm with interests and investments in various sectors in Canada and throughout the world. Date of birth is January 25, 1943.

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

Dwayne Henley, CA – Chief Financial Officer

Mr. Henley joined Medicure in June 2008 from a private investment and management company where he held the position of Vice President of Finance. Prior to that Mr. Henley was Vice-President Finance at Big Freight Systems Inc., a privately owned transportation company operating throughout North America. Other experience includes Assante Corporation where he held the position of Corporate Controller and Biovail Laboratories Inc. where he held the position of Manager, Finance and Administration. Date of birth is November 20, 1964

Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Corporation (see "Directors and Senior Management" under this item).

Dawson Reimer - Vice-President, Corporate and Commercial Operations: Mr. Reimer holds the responsibility of commercial operations and managing the internal operations as well as certain other functional areas. (See "Directors and Senior Management" under this item)

Dwayne Henley, CA - Chief Financial Officer and Secretary: Mr. Henley is responsible for the Corporation's financial management and accounting practices (see "Directors and Senior Management" under this item).

Dr. George Thomas - Director of Pharmacology

Dr. George R. Thomas received his Master in Pharmacy degree (1996) and PhD (2002) from the Birla Institute of Technology and Sciences, Pilani, India. He received his post-doctoral training at the Faculty of Medicine, University of Toronto. He has over 13 years of experience in new drug discovery particularly in the areas of cardiovascular and metabolic disorders. Dr. Thomas held senior executive positions at Torrent Pharmaceuticals Research Centre, where he was responsible for setting up and managing several pharmacological, pharmacokinetic and toxicological studies. He has presented at research competitions, conferences and published in peer reviewed journals. Dr Thomas is employed by and provides his services to the Company through CanAm Bioresearch Inc.

Scientific Advisory Board

The Scientific Advisory Board is called on by the Medicure Management and Board from time to time to provide independent review of research activities and work plans. At present, the Company's R&D activities are minimal so no formal meetings are held but members of Scientific Advisory Board are called on as deemed appropriate. The members of the Scientific Advisory Board and a brief biography of each are as follows:

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

Dr. A. Michael Lincoff

Dr. Lincoff is an interventional cardiologist in the Cleveland Clinic Department of Cardiovascular Medicine and a staff cardiologist in the Joseph J. Jacobs Center for Thrombosis and Vascular Biology, Department of Molecular Cardiology at the Cleveland Clinic Research Institute. Dr. Lincoff's specialty interests focus on high-risk and complex coronary angioplasty, preventing restenosis, treating acute coronary syndromes and acute myocardial infarction, and developing antithrombotic therapy during coronary intervention.

B. Compensation

No compensation of any kind was paid to the directors and executive officers of the Corporation during the year ended May 31, 2009, except for stock-based compensation described in Item 6(E) below and as follows:

On October 1, 2001, a compensation agreement was entered into between the Corporation and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, and October 1, 2007. For the year ended May 31, 2009, the Corporation paid A.D. Friesen Enterprises Ltd., $281,000 in consulting compensation, including bonuses. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Corporation are met, as determined by the Board of Directors.

Dawson Reimer serves the Corporation as Vice President, Operations and received a salary of $135,000 payable in equal semi-monthly instalments in fiscal 2009.

Dwayne Henley serves the Corporation as Chief Financial Officer and Secretary and received a salary of $150,000 payable in equal semi-monthly installments in fiscal 2009.

During the year ended May 31, 2009, the Corporation paid directors a total of Nil (Year ended May 31, 2008: Nil; Year ended May 31, 2007: Nil; Year ended May 31, 2006: Nil; Year ended May 31, 2005: Nil) for consulting fees.

Additionally, the Corporation provides its directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend. The Corporation does not provide any cash compensation for its directors who are also officers of the Corporation for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Corporation.

C. Board Practices

The Board of Directors presently consists of five directors who were elected at the Corporation's annual general meeting of the shareholders held on October 29, 2008. Each director holds office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Canada Business Corporations Act. Dr. Albert D. Friesen has served as a director of the Corporation since September 1997. Dr. Arnold Naimark has served as a director of the Corporation since March 2000. Gerald McDole has served as a director of the Corporation since January 2004. Peter Quick has served as a director of the Corporation since November 2005. David Banks was appointed as a director of the Corporation on December 3, 2007.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the "Act"), the Corporation is required to have an Audit Committee. As at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Gerald McDole (Chair), Dr. Arnold Naimark, Peter Quick, and David Banks. The relevant experience of each member is described above. (See "Item 6. Directors, Senior Management and Employees") Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public Company is prohibited from performing certain non-audit services. The Audit and Finance Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.

The charter of the Audit and Finance Committee is reproduced below and can be found on the Corporation's website at www.medicure.com.

AUDIT AND FINANCE COMMITTEE CHARTER

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit and Finance Committee is to oversee the accounting and financial reporting processes of the Corporation and the audits of its financial statements, and thereby assist the Board in monitoring (1) the integrity of the financial statements of the Corporation, (2) compliance by the Corporation with ethical policies and legal and regulatory requirements related to financial reporting, (3) the appointment, compensation, qualifications, independence and performance of the Corporation's internal and external auditors, (4) the performance of the Corporation's independent auditors, and (5) performance of the Corporation's internal controls and financial reporting process.

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

While the Audit and Finance Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit and Finance Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit and Finance Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Corporation's Code of Ethics. Any responsibilities that the Audit and Finance Committee has the power to act upon, may be recommended to the Board to act upon.

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

Approval in Advance of Related Party Transactions

Pre-approval of all "related party transactions," which are transactions or loans between the Corporation and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Corporation or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Corporation, a Company controlled by any of those parties or a family member of any of those parties.

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

The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officer's suggestions regarding the salaries and incentive compensation for senior officers of the Corporation. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary.

The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on the Corporation's website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Corporation has 16 employees of which 3 employees are dedicated to the Corporation's research and development activities. Subsequent to year end the company has outsourced some of its research and development activities.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2009.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	9,621,699(1)	7.38%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	David Banks	969,565	0.74%
Common shares	Dwayne Henley	50,000	0.04%
Common shares	Dawson Reimer	289,735	0.22%

1) Dr. Albert Friesen holds 2,837,500 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., a private Company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the "Fund"). Dr. Friesen is the CEO of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2009. The stock options are for shares of Common Stock of the Corporation.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	150,000 150,000	$1.65 $1.63	December 6, 2015 October 14, 2016
Dr. Arnold Naimark	35,000 110,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Gerald P. McDole	75,000 10,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Peter Quick	100,000 50,000 10,000 50,000 10,000	$1.65 $1.54 $0.98 $0.04 $0.04	December 6, 2015 January 16, 2017 December 11, 2017 September 3, 2018 April 16, 2019
David Banks	100,000 50,000 50,000	$0.98 $0.04 $0.04	December 11, 2017 September 3, 2018 April 16, 2019
Dwayne Henley	200,000	$0.04	September 3, 2018
Dawson Reimer	65,000 100,000 100,000	$1.65 $1.63 $1.63	December 6, 2015 October 14, 2016 November 10, 2018

The Corporation has established an Incentive Stock Option Plan (the ""Plan'') for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX. Each option entitles the holder thereof to purchase one (1) Common Share of the Corporation on the terms set forth in the Plan and in such purchaser's specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's Common Shares are listed for trading.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2009, the following table sets forth the beneficial ownership of the Corporation's common shares by each person known by the Corporation to own beneficially more than 5% of the issued and outstanding common shares of the Corporation. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a clearing house that owns approximately 76,991,110 (59.1%) of common shares of the Corporation on behalf of beneficial owners. The Corporation does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2) Winnipeg, Manitoba	9,621,699(1)	7.38%
Common shares	Dr. Lars Hoie London, England	20,018,230	15.36%
Notes:
(1)	Amount of shares as of May 31, 2009.
(2)

Dr. Albert Friesen holds 2,837,500 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., a private Company wholly-owned by Dr. Friesen, his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the "Fund"). Dr. Friesen is the CEO of the Fund.

As of April 27, 2009, there were approximately 6,860 shareholders of record worldwide. As of this date there were approximately 1,602 shareholders of record in the United States holding a total of 24,906,240 common shares of the Corporation.

To the best of the Corporation's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2009, the total number of issued and outstanding common shares of the Corporation beneficially owned by the directors and executive officers of the Corporation as a group was 10,940,499 (or 8.40% of common shares).

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly instalments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000. On October 1, 2007, a consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $275,000. The consulting contract expires on December 31, 2008. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2009 the Corporation paid a total of $281,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2008, the Corporation paid a total of $272,250 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2007, the Corporation paid a total of $289,333 to A.D. Friesen Enterprises Ltd.

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

Dr. Naranjan Dhalla, the Chief Scientific Officer of the Corporation, is the principal scientist responsible for discovering the cardiovascular benefits of MC-1. He is also a shareholder of the Corporation. As an employee of the University of Manitoba he will receive 25% of any royalties the university may receive in respect to the License Agreement. Dr. Dhalla entered into a consulting agreement with the Corporation effective January 18, 1998 wherein Dr. Dhalla agreed to perform certain consulting services to the Corporation and which contract remains in effect as at the date hereof. The consulting agreement was terminated May 31, 2008.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Included in Item 17 hereto are the consolidated financial statements of the Corporation for the years ended May 31, 2009, 2008 and 2007. The consolidated financial statements including related notes are accompanied by the report of the Corporation's independent registered public accounting firm, KPMG LLP.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Corporation's financial position or profitability. There are no significant legal proceedings to which the Corporation is a party, nor to the best of the knowledge of the Corporation's management are any legal proceedings contemplated.

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

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

The Corporation's common shares are listed and traded on The Toronto Stock Exchange ("TSX") under the symbol "MPH". The Corporation's shares ceased trading on the Amex effective July 3, 2008. The historical trading data for the common shares of the Corporation on the above-mentioned exchanges is set out below.

	TSX	TSX	Amex (1)	Amex (1)
Fiscal Period/Year Ended	High ($)	Low ($)	High	Low
			($US)	($US)
May 31, 2009	0.06	0.02	(2)	(2)
May 31, 2008	1.70	0.06	1.64	0.05
May 31, 2007	1.88	1.10	1.70	0.91
May 31, 2006	2.37	0.83	2.07	0.66
May 31, 2005	1.87	0.65	1.37	0.57
May 31, 2004	2.85	0.73	2.14	1.10

Fiscal Quarter Ended

May 31, 2009	0.04	0.03	(2)	(2)
February 28, 2009	0.04	0.02	(2)	(2)
November 30, 2008	0.06	0.02	(2)	(2)
August 31, 2008	0.05	0.02	(2)	(2)
May 31, 2008	0.12	0.06	0.12	0.05
February 29, 2008	1.05	0.10	1.11	0.08
November 30, 2007	1.32	0.70	1.23	0.70
August 31, 2007	1.70	1.12	1.64	1.05

Month

July 2009	0.03	0.02	(2)	(2)
June 2009	0.04	0.03	(2)	(2)
May 2009	0.04	0.03	(2)	(2)
April 2009	0.04	0.03	(2)	(2)
March 2009	0.04	0.03	(2)	(2)
February 2009	0.04	0.02	(2)	(2)

Note:
(1)	The Corporation commenced trading on the American Stock Exchange on February 17, 2004.
(2)	The Corporation ceased trading on the American Stock Exchange on July 3, 2008.

C. Markets

The Corporation's common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004. The Corporation's shares ceased trading on the Amex effective July 3, 2008.

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

a)	Amended Stock Option Plan approved October 2, 2007.
b)	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Corporation.
c)	Debt financing agreement between Birmingham Associates Ltd. and the Corporation dated September 17, 2007.
d)	Employment Agreement with Dwayne Henley dated June 10, 2008.

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

E. Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of ("Common Shares").

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the "IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Consequences" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date." The Corporation generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a "passive foreign investment Company" (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.

As discussed below, the Corporation does not believe that it was a "passive foreign investment Company" for the taxable year ended May 31, 2009, and does not expect that it will be a "passive foreign investment Company" for the taxable year ending May 31, 2010. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its "passive foreign investment Company" status or that the Corporation will not be a "passive foreign investment Company" for the current taxable year or any subsequent taxable year. Accordingly, although the Corporation expects that it may be a QFC for the taxable year ending May 31, 2010, there can be no assurances that the IRS will not challenge the determination made by the Corporation concerning its QFC status, that the

Corporation will be a QFC for the taxable year ending May 31, 2010 or any subsequent taxable year, or that the Corporation will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and resourced as "foreign source" under the U.S.-Canada Tax Convention and the U.S. Holder elects to treat such gain as "foreign source".

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

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-

year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute "foreign source" income and generally will be categorized as "passive income." The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Corporation is a "passive foreign investment Company" (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Corporation generally will be a "passive foreign investment Company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Corporation for such taxable year is passive income or (b) 50% or more of the assets held by the Corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Corporation, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

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

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the "Tax Act") at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Corporation for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the "Convention") at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "U.S. Holder" or "U.S. Holders" and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the United States or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. The tax liability of a U.S. Holder will depend on the holder's particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

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

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the shares constitute "taxable Canadian property" to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSX at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length, or the U.S. Holder together with such persons has not owned 25% or more of the issued shares of any series or class of the Corporation's capital stock.

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

Under the current provisions of the Canadian Tax Act, as modified by the Proposed Amendments (see below), one-half of capital gains (""taxable capital gains'') must be included in computing the income of a holder in the year of disposition. One-half of capital losses (""allowable capital losses'') may generally be deducted against taxable capital gains for the year of disposition subject to and in accordance with the provisions of the Canadian Tax Act.

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

FOREIGN EXCHANGE RISK

The Corporation's primary currency of operations is the Canadian dollar. However, the Corporation has expenditures and holds investments denominated in a foreign currency. In fiscal 2009, it is estimated that approximately 59% of the Corporation's expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Corporations product revenues were denominated in the US dollar.

To date the Corporation has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for fiscal 2009 would have impacted loss for the year by 4%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with Canadian and United States securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") as appropriate to allow timely decisions regarding required disclosure.

As of May 31, 2009, an evaluation was carried out by the CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures as defined in National Instrument 52-109. Based on that evaluation, the CEO and CFO concluded that the design and operation the Company's disclosure controls and procedures were not currently effective to provide reasonable assurance that all material information relating to the Company was reported as required because material weaknesses in the current operation of the Company's internal control over financial reporting were identified as described below.

Management's Annual Report on Internal Control over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as required under applicable Canadian and U.S. securities regulatory requirements.

The Company's internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to United States GAAP.

The CEO and CFO carried out an evaluation of the design and effectiveness of the Company's ICFR as at May 31, 2009, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the CEO and CFO and concluded that the Company's ICFR is not effective. In connection with management's assessment of the operation of the Company's ICFR,, management identified the following material weaknesses in the Company's internal control over financial reporting as of May 31, 2009:

1.

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 16 to the financial statements.

2.

Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions.

These control deficiencies did not result in any adjustments to the Company's annual audited or interim unaudited consolidated financial statements. However, the control deficiencies result in a reasonable possibility that a material misstatement in the financial statements may occur and not be detected on a timely basis.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

During the year the Chief Financial Officer resigned and was replaced. In addition, in connection with ongoing efforts to reduce operating costs, the Corporation reduced the number of finance and accounting personnel during the year.

There have been no other changes in the Corporation's internal controls identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2009, Mr. Gerald McDole, a non-employee director, was a member of the audit committee of the Corporation. The board of directors of the Corporation has determined that Mr. McDole (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the NYSE Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

On August 23, 2004, the Corporation adopted a written Code of Business Conduct and Ethics ("Code of Ethics") that applies to the Corporation's principal executive officer, principal financial officer and to all its other employees. These standards are a guide to help ensure that all of the Corporation's employees live up to high ethical standards. A copy of the Code of Ethics is maintained on the Corporation's website at www.medicure.com.

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

(a) Audit fees	2009	2008
	$152,000	$187,285

Audit fees consist of fees billed for the audit of the Corporation's annual financial statements.

(b) Audit-related fees	2009	2008
	$14,500	$26,285

Audit-related fees consist of fees billed for accounting consultations and services associated with the issuance of securities filings and prospectuses.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2009 or 2008.

(d) All other fees	2009	2008
	$-	$-

(e) Audit Committee's Pre-approval Policies

All KPMG services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 16 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Comprehensive loss;
4.	Consolidated Statements of Shareholders' Equity (Deficiency)
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements of

MEDICURE INC.

Years ended May 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Medicure Inc.

We have audited the accompanying consolidated balance sheets of Medicure Inc. ("the Company") and subsidiaries as of May 31, 2009 and May 31, 2008 and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended May 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of May 31, 2009 and May 31, 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that raise significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3031, Inventories, Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments-Presentation. The effect of those changes is discussed in Note 2(r) to the consolidated financial statements.

Signed "KPMG LLP"

Chartered Accountants

Winnipeg, Canada
September 1, 2009

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash and cash equivalents	$1,978,725	$11,904,930
Accounts receivable (note 4)	551,697	884,343
Inventories (note 5)	631,303	316,359
Research advance (note 11)	–	200,000
Prepaid expenses	357,884	1,097,104
	3,519,609	14,402,736

Property and equipment (note 6)	93,532	132,887

Restricted cash (note 3)	–	11,916,000

Intangible assets (note 7)	5,936,819	8,353,610

	$9,549,960	$34,805,233

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$1,512,377	$5,851,175
Accrued interest on long-term debt (note 8)	2,542,560	1,323,299
Current portion of long-term debt (note 8)	–	1,986,000
	4,054,937	9,160,474

Long-term debt (note 8)	25,041,982	32,200,919

Shareholders' deficiency:
Capital stock (note 9)	116,014,623	116,014,623
Warrants (note 9)	9,065,720	9,094,635
Contributed surplus	3,921,998	3,568,055
Deficit	(148,549,300)	(135,233,473)
	(19,546,959)	(6,556,160)

Nature of operations and going concern assumption (note 1)
Commitments and contingencies (note 11)

	$9,549,960	$34,805,233

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Dr. A.D. Friesen"	Director	Signed "Gerald McDole"	Director

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue:
Product sales, net	$4,792,513	$2,247,129	$5,944,730

Expenses:
Cost of goods sold, excluding amortization	377,079	605,623	387,803
Selling, general and administrative	9,255,219	12,072,596	11,047,769
Research and development, net (note 11)	22,706	28,660,250	23,335,752
Investment tax credits	(565,932)	–	(171,927)
Impairment of intangible assets (note 7)	1,755,955	13,056,697	–
Amortization	938,733	2,652,566	2,288,745
	11,783,760	57,047,732	36,888,142

Loss before the undernoted	(6,991,247)	(54,800,603)	(30,943,412)

Other expenses (income):
Interest and other	(255,713)	(1,149,574)	(1,590,801)
Interest	4,944,682	3,830,838	1,958,380
Foreign exchange loss (gain), net	1,635,611	(79,346)	392,395
	6,324,580	2,601,918	759,974

Loss and comprehensive loss for the year	$(13,315,827)	$(57,402,521)	$(31,703,386)

Basic and diluted loss per share	$(0.10)	$(0.46)	$(0.30)

Weighted average number of common shares used in
computing basic and diluted loss per share	130,307,552	125,476,086	104,879,404

See accompanying notes statements. to consolidated financial

MEDICURE INC.
Consolidated Statements of Shareholders' Equity (Deficiency)
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

	2009	2008	2007

Capital stock:
Balance, beginning of year	$116,014,623	$109,102,397	$81,226,634
Adoption of financial instrument standards	–	(6,425,336)	–
Exercise of options for cash	–	90,241	347,456
Private placement on October 5, 2007, net of
issue costs of $714,445	–	13,247,321	–
Private placements on December 22 and
December 28, 2006, net of issue costs
of $2,366,056	–	–	27,528,307
Balance, end of year	116,014,623	116,014,623	109,102,397

Warrants:
Balance, beginning of year	9,094,635	–	–
Warrants expired during the period	(28,915)	–	–
Adoption of financial instrument standards	–	6,425,336	–
Warrants granted with long-term debt (note 8)	–	809,344	–
Private placement on October 5, 2007, net of
issue costs of $104,795	–	1,859,955	–
Balance, end of year	9,065,720	9,094,635	–

Contributed surplus:
Balance, beginning of year	3,568,055	3,035,024	2,070,670
Warrants expired during the period	28,915	–	–
Stock-based compensation	325,028	563,272	1,025,310
Options exercised - transferred to capital stock	–	(30,241)	(60,956)
Balance, end of year	3,921,998	3,568,055	3,035,024

Deficit:
Balance, beginning of year	(135,233,473)	(77,830,952)	(46,127,566)
Loss and comprehensive loss for the year	(13,315,827)	(57,402,521)	(31,703,386)
Balance, end of year	(148,549,300)	(135,233,473)	(77,830,952)

Shareholders' equity (deficiency)	$(19,546,959)	$(6,556,160)	$34,306,469

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the year	$(13,315,827)	$(57,402,521)	$(31,703,386)
Adjustments for:
Amortization of property and equipment	42,907	78,222	41,187
Amortization of intangible assets	895,826	2,574,344	2,247,558
Amortization of deferred debt issue
expenses	383,445	327,484	211,096
Accretion on long-term debt	426,521	216,853	–
Stock-based compensation	325,028	563,272	1,025,310
Write-off of inventory	92,985	428,822	–
Impairment of intangible assets	1,755,955	13,056,697	–
Foreign exchange loss (gain)	1,657,142	634,336	(792,696)
Change in the following:
Accounts receivable	332,646	1,163,917	(1,589,836)
Inventories	(407,929)	(105,177)	(640,004)
Prepaid expenses	739,220	71,499	(905,887)
Research advance	200,000	–	–
Accrued interest on long-term debt	792,740	1,106,446	–
Accounts payable and accrued liabilities	(4,338,798)	(2,685,694)	6,892,530
	(10,418,139)	(39,971,500)	(25,214,128)

Investing activities:
Acquisition of property and equipment	(3,552)	(14,588)	(187,045)
Acquisition of intangible assets	(234,990)	(572,520)	(22,737,848)
	(238,542)	(587,108)	(22,924,893)

Financing activities:
Issuance of common shares and warrants,
net of share issue costs	–	15,167,276	27,814,807
Proceeds from issuance of long-term debt
and warrants	–	25,022,600	17,767,685
Repayments of long-term debt	(14,454,000)	(3,959,616)	–
Debt issue expenses	–	(1,727,902)	(561,059)
Use of restricted cash	14,454,000	(11,916,000)	–
	–	22,586,358	45,021,433

Foreign exchange gain (loss) on cash held in
foreign currency	730,476	(1,893,140)	(32,525)

Decrease in cash and cash equivalents	(9,926,205)	(19,865,390)	(3,150,113)

Cash and cash equivalents, beginning of year	11,904,930	31,770,320	34,920,433

Cash and cash equivalents, end of year	$1,978,725	$11,904,930	$31,770,320

Supplementary information:
Cash transactions:
Interest paid	$3,341,975	$2,353,130	$1,574,209
Interest received	542,761	1,023,347	1,596,616

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

1.	Nature of operations and going concern assumption:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research and development and commercialization of human therapeutics. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company's lead research and development program is TARDOXALTM (product previously referred to as AVASTREMTM ). This program grew out of Medicure's effort to reposition MC-1, pyridoxal 5' phosphate (P5P), a naturally occurring small molecule, for new chronic medical conditions. The Company is also looking to generate shareholder value by, among other things, exploring other potential applications of MC-1 and by gaining value from its library of small- molecule anti-thrombotics.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations. In addition, the Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to defer a required payment originally due July 15, 2009 [note 8(a)]. Without these extensions the Company would have been in default in respect to its long-term debt. Upon an event of default, the lender could exercise its security rights under the agreement.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

1.	Nature of operations and going concern assumption (continued):

The Company has experienced a loss of $13,315,827 and negative cash flows from operations of $10,418,139 in the year ended May 31, 2009, and has accumulated a deficit of $148,549,300 as at May 31, 2009. In March 2008, the Company announced a corporate restructuring which included a significant reduction in numbers of staff and in resources allocated to certain programs. The Company continues to further reduce its staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. The Company is also in discussions with its senior lender to restructure its debt. Based on the Company's operating plan its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2010 year without restructuring of its debt and raising additional capital. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company's financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. The ability of the Company to execute on its operating plan is likely to be contingent on having collaborative relationships with its lender. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 16 to the consolidated financial statements.

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

Years ended May 31, 2009, 2008 and 2007

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

	(h)	Impairment of long-lived assets:

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

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

	(l)	Clinical trial expenses:

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

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

	(n)	Earnings (loss) per share:

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

Years ended May 31, 2009, 2008 and 2007

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

The operations of the Company's foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

	(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation, contingencies, and fair values assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

	(q)	Financial instruments:

Financial assets and financial liabilities, including derivatives are initially recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability. The Company has designated its financial instruments as follows:

•

Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

• Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

	•	Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability's carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

(r)	Changes in accounting policy:

On June 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures (Section 1535), CICA Handbook Section 3862, Financial Instruments - Disclosure (Section 3862), CICA Handbook Section 3863, Financial Instruments - Presentation (Section 3863), CICA Handbook Section 3031, Inventories (Section 3031), and amended CICA Handbook Section 1400, General Standards of Financial Statement Presentation (Section 1400).

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to this section are contained in note 14 to the consolidated financial statements.

Section 3862 and Section 3863 replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. Disclosure requirements pertaining to these sections are contained in note 13 to the consolidated financial statements.

Section 3031 supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write- downs and the reversals of write-downs are required to be disclosed. The adoption of this section did not have a material impact on the Company's financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

Section 1400 was amended to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. See note 1 to the consolidated financial statements.

(s)	Recent accounting pronouncements:

(i)

In February 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IRFS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company will be required to adopt IFRS no later than June 1, 2011, with restatement of comparative periods.

(ii)

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards. The Company is currently assessing the impact of adoption of this new standard, which will be effective for its year ended May 31, 2010.

(iii)

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(iv)

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

(v)

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company's consolidated financial statements.

3.	Restricted cash:

As at May 31, 2009, the Company has nil (May 31, 2008 - $11,916,000, US$12,000,000) in restricted cash, which was cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 8). The term loan was repaid in full on October 31, 2008.

4.	Accounts receivable:

	2009	2008

Trade accounts receivable	$448,563	$327,249
Interest receivable	10,352	310,348
Other	92,782	246,746

	$551,697	$884,343

As at May 31, 2009, the trade accounts receivable consists of amounts owing from three customers which represent approximately 95 percent (May 31, 2008 - 100 percent) of trade accounts receivable.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

5.	Inventories:

	2009	2008
Raw materials and packaging materials	$145,146	$92,985
Finished goods	486,157	223,374
	$631,303	$316,359

During the year, the Company wrote-off unusable inventory of $ $92,985 (2008 - $428,822).

6.	Property and equipment:

		Accumulated	Net book
May 31, 2009	Cost	amortization	value

Computer equipment	$155,958	$143,919	$12,039
Furniture, fixtures and equipment	184,056	102,563	81,493
Leasehold improvements	20,671	20,671	–

	$360,685	$267,153	$93,532

		Accumulated	Net book
May 31, 2008	Cost	amortization	value

Computer equipment	$151,565	$137,827	$13,738
Furniture, fixtures and equipment	184,896	65,747	119,149
Leasehold improvements	20,671	20,671	–

	$357,132	$224,245	$132,887

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2009	impairment	amortization	value

Patents	$9,654,175	$4,696,494	$4,957,681
Trademark	1,534,440	702,173	832,267
Customer list	270,784	123,913	146,871

	$11,459,399	$5,522,580	$5,936,819

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

7.	Intangible assets (continued):

	Cost net of	Accumulated	Net book
May 31, 2008	impairment	amortization	value

Patents	$11,263,893	$4,021,700	$7,242,193
Trademark	1,534,440	589,736	944,704
Customer list	270,784	104,071	166,713

	$13,069,117	$4,715,507	$8,353,610

During the year ended May 31, 2009, the Company initiated a review of all intellectual property as part of its ongoing cost curtailment program. Based on this review a decision was made to discontinue maintenance of certain patents and patent applications deemed not material to the Company's commercial and research operations. As a result, the Company recorded an impairment write-down of $1,755,955. The Company also reviewed the remaining intangible assets for impairments as at May 31, 2009 and has determined no further write-downs were necessary.

During the year ended May 31, 2008, conditions had arisen which triggered the need to review certain of the Company's long-lived assets for impairment. As a result the Company recorded an impairment write-down of $13,056,697 to the carrying value of value of patents, trademark, technology license, and customer list which exceeded their fair value based on discounted future cash flows and market prices for similar assets.

As described in note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	2009	2008

Birmingham long-term debt (a)	$25,041,982	$22,460,084
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	–	11,726,835
	25,041,982	34,186,919

Current portion of long-term debt (b)	–	(1,986,000)

	$25,041,982	$32,200,919

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

8.	Long-term debt (continued):

Principal repayments to maturity by fiscal year are as follows:

2012	$906,868
2013	1,895,001
2014	2,718,140
Thereafter	21,772,491
27,292,500

Less deferred debt issue expenses (net of accumulated
amortization of $360,945)	(2,250,518)

$25,041,982

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt. As at May 31, 2009 the current portion of the minimum payment due that is included in the accrued interest on long-term debt is $1,899,186, or US$1.7 million (2008 - $1,106,446). This US$1.7 million payment was originally due on July 15, 2009 however the Company has negotiated extensions with the lender to August 14, 2009 and subsequently to September 1, 2009. Effective September 1, 2009 the Company and the lender agreed to a further deferral to be in effect until the earlier of November 30, 2009 and the date which is five business days following the date on which the Company receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an event of default. In the event of default, the lender could exercise its security rights under the agreement (see note 1).

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

8.	Long-term debt (continued):

As disclosed in note 9(d), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders' equity. The Company recorded a long-term debt liability of CDN$24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1's commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham's participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of May 31, 2009, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

8.	Long-term debt (continued):

(b)

In August 2006, the Company obtained a term loan facility maturing February 1, 2010, from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation.

On October 31, 2008, the Company exercised its option to repay the loan before the scheduled maturity date of February 1, 2010. A 5 percent early termination fee was incurred amounting to US$600,000, which has been recorded in interest expense in the consolidated statements of operations and comprehensive loss.

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

	(b)	Shares issued and outstanding are as follows:

	Number of shares	$

Common shares:

Balance at May 31, 2008	130,307,552	$116,014,623

Balance at May 31, 2009	130,307,552	$116,014,623

(c)	Options:

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

9.	Capital stock (continued):

A summary of the Company's stock options is as follows:

	Year ended May 31, 2009		Year ended May 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Balance, beginning of
year	6,717,683	$0.87	4,235,528	$1.52
Granted	2,905,000	0.04	4,435,649	0.46
Exercised	–	–	(80,000)	0.75
Cancelled or expired	(2,349,876)	0.82	(1,873,494)	1.31

Balance, end of year	7,272,807	$0.57	6,717,683	$0.87

Options exercisable,
end of period	3,313,339		2,138,028

	2009	2008	2007

Weighted average fair value per unit
of options granted during the period at
market value on grant date	$0.02	$0.28	$1.07

Options outstanding at May 31, 2009 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.03 - 1.68	6,722,807	8.63 years	$0.44	2,763,339
1.82 - 2.73	550,000	4.24 years	2.14	550,000

	7,272,807	8.30 years	$0.57	3,313,339

The compensation expense related to stock options granted under the stock option plan during fiscal 2009 aggregated $325,028 (2008 - $563,272). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

9.	Capital stock (continued):

	2009	2008

Expected option life	6.8 years	6.8 years
Risk-free interest rate	3.55%	3.99%
Dividend yield	–	–
Expected volatility	73.55%	63.19%

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

(d)	Warrants:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2007	(Cancelled)	2008	(Cancelled)*		2009

104,110 units
(August 19, 2008)	104,110	$1.18	104,110		104,110	(104,110	)*	–

2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750		2,602,750	–		2,602,750

4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000		4,000,000	–		4,000,000

3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	3,984,608		3,984,608	–		3,984,608

1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	–		1,000,000	–		1,000,000

4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	–		4,373,913	–		4,373,913

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

9.	Capital stock (continued):

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

10.	Income taxes:

Significant components of the Company's future tax assets and liabilities are as follows:

	2009	2008

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$3,793,000	$2,136,000
Share issue costs	632,000	1,065,000
Operating losses carried forward	4,956,000	5,429,000
Other	720,000	712,000
	10,101,000	9,342,000

Less valuation allowance	(10,101,000)	(9,342,000)

	$–	$–

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2009	2008	2007

Loss for the year:
Canadian	$3,777,652	$5,111,984	$4,575,446
Foreign	9,538,175	52,290,537	27,127,940

	$13,315,827	$57,402,521	$31,703,386

Canadian federal and provincial income taxes
recovery at 27% (2008 - 27%;
2007 - 32.5%)	$3,595,000	$15,499,000	$10,304,000
Foreign tax rate differential	(2,256,000)	(12,914,000)	(7,947,000)
Permanent differences	(64,000)	(126,000)	(333,000)
Change in statutory rates	–	(964,000)	(374,000)
Valuation allowance	(759,000)	(1,888,000)	(1,650,000)
Other	(516,000)	393,000	–

	$–	$–	$–

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

10.	Income taxes: (continued):

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2009, the Company has Canadian and foreign unutilized operating losses carried forward for income tax purposes of $7,900,396 and $104,421,816, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2029. The Company also has scientific and development investment tax credits of $3,826,000 (2008 - $1,983,000).

11.	Commitments and contingencies:

(a) Commitments:

As at May 31, 2009 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period
ending May 31: (US$)

2010	$483,000
2011	644,000
2012	805,000
2013	403,000

$2,335,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of US$2,335,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8(a) the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

11.	Commitments and contingencies (continued):

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2009, the Company has no outstanding commitments related to clinical research agreements with CROs. For the year ended May 31, 2009, the Company recovered approximately $970,000 (2008 - $249,000) in previously expensed research and development costs.

(ii)

As at May 31, 2009, the Company has committed to fund a further $25,805,543 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

11.	Commitments and contingencies (continued):

(c) Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement [note 8(a)].

12.	Related party transactions:

During the year ended May 31, 2009, the Company paid companies controlled by a director a total of $350,011(2008 - $348,517; 2007 - $358,345) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	2009	2008

Financial assets:
Cash and cash equivalents (held-for-trading)	$1,978,725	$11,904,930
Accounts receivable and research advances
(loans and receivables)	551,697	1,084,343
Restricted cash (held-for-trading)	–	11,916,000

	$2,530,422	$24,905,273

Financial liabilities:
Accounts payable and accrued liabilities
(other financial liabilities)	$4,054,937	$7,174,474
Long-term debt (other financial liabilities)	25,041,982	34,186,919

	$29,096,919	$41,361,393

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

13.	Financial Instruments (continued):

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and research advances, restricted cash and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (note 1) and underlying terms and conditions of the debt agreement (note 8). The Company has not entered into futures or forward contracts as at May 31, 2009.

The Company's financial instruments are exposed to certain financial risk, including credit risk, liquidity and market risk.

	(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company's cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At May 31, 2009, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

	(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company is currently in negotiations with its lender to restructure a payment of US$1.7 million which at May 31, 2009 was due on July 15, 2009, and subsequent to year end extensions were obtained from the lender (note 1). Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations.

The majority of the Company's accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 8.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

13.	Financial Instruments (continued):

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company's earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in $U.S.)	2009	2008

Cash and cash equivalents	$1,151,509	$7,454,830
Accounts receivable	410,885	524,432
Restricted cash	–	12,000,000
Accounts payable and accrued liabilities	(3,263,091)	(5,086,549)
Long term debt	(25,000,000)	(37,000,000)

Net	$(26,700,697)	$(22,107,287)

Based on the above net exposures as at May 31, 2009, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,500,000 in the Company's net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

13.	Financial Instruments (continued):

An increase in 100 basis points in interest rates during the 12 month period May 31, 2009, with all other variables held constant, would have decreased the shareholders' deficiency and decreased the net loss by approximately $13,000. The Birmingham debt has been excluded due to the nature of the interest payments as described in note 8.

14.	Management of capital:

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern (note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company's assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2009, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 32 percent, Customer B accounted for 31 percent, Customer C accounted for 31 percent, and the remaining four customers accounted for 6 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	2009	2008

Canada	$129,430	$205,904
Barbados	5,837,505	8,184,642
United States	63,416	95,951

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

16.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects with U.S. GAAP except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2009, 2008 and 2007, research and development expense would have increased by $ 234,990, $572,520 and $618,330, respectively. Under U.S. GAAP, the related reduction in amortization expense is $61,821 for the year ended May 31, 2009 (2008 - $179,587; 2007 - $206,899). During the year ended May 31, 2009, the Company wrote-down its patent asset related to research and development activities by $1,755,955 (2008 - $883,784). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss for the year ended May 31, 2009 by $1,755,955 (2008 - $883,784; 2007 - nil).

	(b)	Change in accounting policies:

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. On June 1, 2008, the Company adopted the currently effective provisions of SFAS 157. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

16.	Reconciliation of generally accepted accounting principles (continued):

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development

(EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non-refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(c)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	2009	2008	2007

Loss for the period, Canadian GAAP	$(13,315,827)	$(57,402,521)	$(31,703,386)
Adjustments for the following:
Intangible assets (a)	(234,990)	(572,520)	(618,330)
Amortization of intangible assets (a)	61,821	179,587	206,899
Impairment of intangible assets (a)	1,755,955	883,784	–

Loss for the period, U.S. GAAP	$(11,733,041)	$(56,911,670)	$(32,114,817)

Basic and diluted loss per share,
U.S. GAAP	$(0.09)	$(0.45)	$(0.31)
Weighted average number of common
shares	130,307,552	125,476,086	104,879,404

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

16.	Reconciliation of generally accepted accounting principles (continued):

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	2009	2008	2007

Operating activities	$10,653,129	$(40,544,020)	$(25,832,458)
Investing activities	(3,552)	(14,588)	(22,306,563)
Financing activities	–	22,586,358	45,021,433

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2009	2008

Deferred debt issue expenses	$2,250,518	$2,554,081
Long-term debt	27,292,500	36,741,000
Intangible assets	4,676,656	5,510,661
Capital stock and contributed surplus	145,246,995	144,921,967
Deficit	(166,053,766)	(154,320,725)

(d)	Recent accounting pronouncements:

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

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

16.	Reconciliation of generally accepted accounting principles (continued):

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

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity's own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity's own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company's own stock remains eligible for equity classification under Issue 00-19.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2009, 2008 and 2007

16.	Reconciliation of generally accepted accounting principles (continued):

The consensus addresses the following issues:

•	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

•

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity's own stock.

•	How an issuer should account for market-based employee stock option valuation instruments.

As a result of the adoption of EITF 07-5, the Company will be required to reclassify its issued warrants out of equity classification to a liability classification and mark-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

17.	Comparative figures:

Certain comparative figures have been reclassified to confirm with the financial statement presentation adopted in the current year.

Other Schedules

Information required pursuant to Schedule 21.12 -04 of Regulation S-X has been disclosed on page 6. See Item 3A – Selected Financial Information.

Information required pursuant to Schedule 21.12 -09 of Regulation S-X is not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure's Articles of Incorporation dated September 15, 1997 [1];

1.2	Lariat's Articles of Incorporation dated June 3, 1997 [1];

1.3	Medicure's Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];

1.5	Medicure's Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];

1.7	Bylaws [5];

1.8	Bylaw No. 2

4.	Material Contracts and Agreements:

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

4.24

Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the "U of M Licensing Agreement") [7];

4.25	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Corporation [8];

4.26	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.27	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.28	Debt financing agreement between Birmingham Associates Ltd. and the Corporation dated September 17, 2007 [8].

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[4] Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on September 15, 2004.

[5] Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on August 19, 2005.

[6] Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on August 10, 2006.

[7] Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on August 22, 2007.

[8] Herein incorporated by reference as previously included in the Corporation's Form 20-F annual report filed on August 27, 2008.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Corporation certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 1, 2009

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

Albert D. Friesen, Ph.D.
Chairman, President & CEO