Form 20-F
period 2010-05-31
MEDICURE INC
filed 2010-09-29
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2010 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31995

MEDICURE INC.
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

2 - 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6
(Address of principal executive offices)

Dr. Albert D. Friesen, Tel: (204) 487-7412, Fax: (204) 488-9823
2 - 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6
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

At May 31, 2010 the registrant had 130,307,552 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [    ]  No [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [    ]  No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [     ]

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [    ]  No [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [ x ]
Standards as issued by the International
Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ x ] Item 18 [     ]

If this is an annual report, indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act).
Yes [    ]  No [ x ]

As of May 31, 2010, the rate for Canadian dollars was US $0.9583 for CND $1.00.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

"angina" means chest pain;

"angioplasty" means an operation to repair a damaged blood vessel or unblock an artery;

“CABG” means coronary artery bypass graft;

"FDA" means the United States Food and Drug Administration;

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

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding:

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

  our plan to move forward with a clinical development program for TARDOXALTM in chronic indications;

  our intention to build a pipeline of products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development;

  our evaluation of other drug candidates for potential license with the objective of further broadening our product and patent portfolio; and

  our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential purchase, development and/or commercialization of our product candidates.

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

  the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and to carry on research and development programs related to TARDOXALTM or other products;

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

  the nature of the market for TARDOXALTM in the treatment of neurological indications;

  the regulatory approval process leading to commercialization;

  fluctuations in operating results;

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

  the Company’s stage of development;

  the Company’s limited product revenues;

  the Company’s limited human resources;

  risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products; and

  other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at May 31, 2010 and 2009 and for the fiscal years ended May 31, 2010, 2009 and 2008 was extracted from the audited consolidated financial statements of the Company included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2008, 2007 and 2006 and for the fiscal years ended May 31, 2007 and 2006 was extracted from the audited financial statements of the Company not included in this annual report. Reference is made to Note 16 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments. The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt. The Company’s ability to continue operations is dependent on the ability of the Company to restructure its debt and obtain additional financing. See “Item 3 - Key Information - D. Risk Factors.”

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2010	2009	2008	2007	2006
(as at period end)	$	$	$	$	$
Current Assets	1,489,440	3,519,609	14,402,736	35,827,187	35,841,573
Capital Assets	68,752	93,532	132,887	196,521	50,663
Intangible Assets	4,414,882	5,936,819	8,353,610	23,412,131	2,921,841
Other Assets	-	-	11,916,000	349,963	-
Total Assets	5,973,074	9,549,960	34,805,233	59,785,802	38,814,077
Total Liabilities	30,929,727	29,096,919	41,361,393	25,479,333	1,644,339
Net Assets / (deficiency)	(24,956,653)	(19,546,959)	(6,556,160)	34,306,469	37,169,738
Capital Stock, warrants and Contributed Surplus	129,125,153	129,002,341	128,677,313	112,137,421	83,297,304
Deficit	(154,081,806)	(148,549,300)	(135,233,473)	(77,830,952)	(46,127,566)
Statement of Operations (for the fiscal year ended on)
Product Sales	3,317,073	4,792,513	2,247,129	5,944,730	-
Interest and Other Income	4,913	255,713	1,149,574	1,590,801	299,737
Loss from Continuing Operations	(5,532,506)	(13,315,827)	(57,402,521)	(31,703,386)	(12,607,074)
Net Loss for the Period	(5,532,506)	(13,315,827)	(57,402,521)	(31,703,386)	(12,607,074)
Basic and Diluted Loss per Share	(0.04)	(0.10)	(0.46)	(0.30)	(0.17)
Weighted-Average Number of Common Shares Outstanding	130,307,552	130,307,552	125,476,086	104,879,404	75,144,764

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2010	2009	2008	2007	2006
(as at Period end)	$
Current Assets	1,489,440	3,519,609	14,402,736	35,827,187	35,841,573
Capital Assets	68,752	93,532	132,887	196,521	50,663
Intangible Assets	3,845,916	4,676,656	5,510,661	20,078,862	-
Other Assets	2,014,801	2,250,518	14,470,081	349,963	-
Total Assets	7,418,909	10,540,315	34,516,365	56,452,533	35,892,236
Total Liabilities	32,982,499	31,347,086	43,915,123	25,479,333	1,644,339
Net Assets / (deficiency)	(25,563,590)	(20,806,771)	(9,398,758)	30,973,200	34,247,897
Capital Stock, warrants and Contributed Surplus	136,304,087	145,246,995	144,921,967	128,382,255	99,542,135
Deficit	(161,867,677)	(166,053,766)	(154,320,725)	(97,409,055)	(65,294,238)
Statement of Operations
Product Sales	3,317,073	4,792,513	2,247,129	5,944,730	-
Interest and Other Income	4,913	255,713	1,149,574	1,590,801	299,737
Loss from Continuing Operations	(4,772,309)	(11,733,041)	(56,911,670)	(32,114,817)	(14,175,800)
Net Loss for the Period	(4,772,309)	(11,733,041)	(56,911,670)	(32,114,817)	(14,175,800)
Basic and Diluted Loss per Share	(0.04)	(0.09)	(0.45)	(0.31)	(0.19)
Weighted-Average Number of Common Shares Outstanding	130,307,552	130,307,552	125,476,086	104,879,404	75,144,764

Dividends

No cash dividends have been declared nor are any intended to be declared. The Company is not subject to legal restrictions respecting the payment of dividends except that they may not be paid if the Company is, or would after the payment be, insolvent. Dividend policy will be based on the Company's cash resources and needs and it is anticipated that all available cash will be required to further the Company’s research and development activities for the foreseeable future.

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

	May 31, 2010	May 31, 2009	May 31, 2008	May 31, 2007	May 31, 2006

Period End	0.9583	0.9160	1.0070	0.9349	0.9079
Average	0.9403	0.8645	0.9857	0.8798	0.8588

	September	August	July	June	May	April	March
	2010	2010	2010	2010	2010	2010	2010
	(Sep. 1- 24)
High for Period(1)	0.9789	0.9893	0.9750	0.9864	0.9900	1.0052	0.9938
Low for Period(1)	0.9430	0.9369	0.9365	0.9391	0.9218	0.9827	0.9601

Notes:
(1) Figures are extracted from daily exchange rates

As of September 24, 2010 the exchange rate to convert one Canadian dollar into one U.S. dollar was 0.9750.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Company’s business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Company.

Going concern risk

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At May 31, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2010.

The Company has experienced a loss of $5,532,506 and negative cash flows from operations of $1,452,809 in the year ending May 31, 2010, and has accumulated a deficit of $154,081,806 as at May 31, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt, and in January 2010, retained advisors to assist in the evaluation of financial alternatives and fundraising options, and to assist in the partnership, license or sale of AGGRASTAT®. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property.

Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

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

The Company has engaged in a restructuring program designed to reduce costs and conserve capital which may not be successful.

During the year, the Company implemented additional organizational changes including streamlining US sales staff, downsizing administration staff, and outsourcing a large portion of administration and accounting functions to a service company to further reduce expenses and find operational efficiencies. The Company’s ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, and on securing additional sources of financing and restructuring of its existing Debt Financing agreement. The Company estimates it currently has sufficient working capital to fund its current obligations and planned operations through to the end of the current fiscal year and potentially beyond this point, excluding debt servicing obligations.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. The Company expects to continue to incur substantial losses and may never achieve profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Company’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Company has incurred net losses every year since inception in 1997. The Company incurred net losses of $5,532,506 for the year ended May 31, 2010, $13,315,827 for the year ended May 31, 2009, $57,402,521 for the year ended May 31, 2008, $31,703,386 for the year ended May 31, 2007, and $12,607,074 for the year ended May 31, 2006.

The Company anticipates that its losses will continue for the foreseeable future under the current capital structure. The long-term profitability of the Company’s operations is uncertain, and may never occur.

The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities, including its drug discovery, preclinical and clinical development programs;
b)	obtaining Canadian and United States regulatory approvals to market any of its lead products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to successfully prosecute and defend its patents and other intellectual property; and
e)	the ability to successfully market the Company’s products including AGGRASTAT® (tirofiban hydrochloride), given that it has limited resources.

If the Company does achieve profitability, it may not be able to sustain or increase profitability in the future.

Substantial cash payments may be required under the terms of the Company’s borrowings upon an event of default or change of control. Such cash payments may leave the Company with little or no working capital in the business or make the Company insolvent.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham receives a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017, with minimum payments over the life of the agreement aggregating US$49.7 million. The Company has had to seek extensions from its lender under its secured debt financing agreement dated September 17, 2007 to defer required payments of US$4.3 million. As at May 31, 2010, the Company is in default of the terms of its debt financing obligations and continues to be in default. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time. Accordingly, for financial reporting purposes, based on the guidance in Canadian GAAP “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability in the consolidated financial statements for the year ended May 31, 2010.

The Company’s substantial debt could impair its financial condition. The Company is highly leveraged and has substantial debt service obligations which it may not be able to meet in the ordinary course of business.

As of May 31, 2010, the Company had approximately US$47.2 million of future debt service obligations (minimum payments) on its long-term debt. This substantial indebtedness could have important consequences for the Company. For example, it could:

  increase the Company’s vulnerability to general adverse economic and industry conditions, including increases to interest rates;

  impair the Company’s ability to obtain additional financing in the future for working capital needs, capital expenditures or general corporate purposes;

  require the Company to dedicate a significant portion of its existing cash and proceeds from any future financing transactions to the payment of principal and interest on its debt, which would reduce the funds available for its operations;

  limit the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; and

  place the Company at a competitive disadvantage compared to its competitors that have less debt.

The Company has not been able to meet its obligations under these facilities.

The Company may be exposed to short-term liquidity risk.

The Company currently relies on trade credit as well as cash from term debt and equity issues to provide the necessary short-term financing to conduct the Company’s research and development activities as well as its commercial operations. Should suppliers and other creditors decline to extend short-term credit to the Company in the future, it may have a material adverse effect on the Company’s business prospects, financial results and financial condition.

Despite current indebtedness levels, the Company may still be able to incur substantially more debt. This could further exacerbate the risks associated with the Company’s substantial leverage.

Despite current indebtedness levels, the Company may still be able to incur substantial additional indebtedness in the future.

The Company may never receive regulatory approval in Canada, the United States or abroad for any of its products developed. Therefore, the Company may not be able to sell any therapeutic products developed.

The Company’s failure to obtain necessary regulatory approvals to fully market its current and future therapeutic products in one or more significant markets may adversely affect its business, financial condition and results of operations. The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

With the exception of AGGRASTAT®, all of the Company’s products are currently in the research and development stages. The Company may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its clinical trials, it will not obtain approval from the from the U.S. Food and Drug Administration (“FDA”) and other international regulatory agencies, to market its leading products, Regulatory approvals also may be subject to conditions that could limit the market its products or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations may be adversely affected if it fails to obtain regulatory approvals in Canada, the United States and abroad to market and its products or any current or future drug products, including any limitations imposed on the marketing of such products.

The Company may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Company’s business prospects and operations depend on the continued contributions of certain of the Company’s executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

The Company has a contract with CanAm Bioresearch Inc. (“CanAm”) to perform for it a significant amount of its research and development activities. Because of the specialized scientific nature of the Company’s business, the loss of services of CanAm may require the Company to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Company may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

Also, certain of the Company’s management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Company. The Company does not have key person insurance in effect in the event of a loss of any management, scientific or other key personnel. The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company faces substantial technological competition from many biotechnology companies with much greater resources, and it may not be able to effectively compete.

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense. The Company competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Many of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Company. Small companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Company’s products or technologies or the commitment of its research and marketing collaborators to its programs or even render its products obsolete.

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Company’s competitors may use different technologies or approaches to develop products similar to the products which it is developing, or may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before or after the Company obtains approval of its products. The Company may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Company’s business, financial condition and results of operations may suffer.

The Company may be unable to establish collaborative and commercial relationships with third parties.

The Company’s success will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships will be crucial to the Company’s intention to license to or contract with larger, international pharmaceutical companies the manufacturing, marketing, sales and distribution of any products it may commercialize for production. There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Company’s ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Company’s financing agreement with Birmingham includes certain restrictive covenants on the corporation’s commercial and developmental products including intellectual property. The ability for the Company to execute on portions of its business plan may be contingent on having collaborative relationships with Birmingham. The failure to establish or maintain this successful collaborative arrangement may negatively impact the Company.

The Company has licensed certain technologies relating to products under development and may enter into future licensing agreements. The Company’s current licensing agreements contain provisions allowing the licensors to terminate such agreements if it becomes insolvent or breach the terms and conditions of the licensing agreements without rectifying such event of default in accordance with the agreement terms.

The Company is currently dependent on a single manufacturer of its sole commercial product, AGGRASTAT® and on a single supplier of raw material used in the manufacture of AGGRASTAT®.

The Company is reliant on a single supplier of the raw material for AGGRASTAT® and a single third party manufacturer of the final product AGGRASTAT®. If the supply of raw material or the manufacturing agreement for AGGRASTAT® is terminated or interrupted, of if the inventories of AGGRASTAT® currently help are contaminated or otherwise lost, and the Company was unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company may fail to obtain acceptable prices or appropriate reimbursement for its products and its ability to successfully commercialize its products may be impaired as a result.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as the Company, that plan to offer various products in the United States and other countries in the future. The Company’s ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, the Company’s ability to have its products and related treatments and therapies eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of its products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for the Company’s products and related treatments, the Company’s ability to commercialize its products would be adversely affected. There can be no assurance that the Company’s products and related treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payers are increasingly challenging the price of medical products and services.

If purchasers or users of the Company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Company’s products and related treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Company’s business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

The Company does not have manufacturing experience and has limited marketing resources and may never be able to successfully manufacture or market certain of its products.

The Company has no experience in large-scale manufacturing and has limited resources for marketing or selling its products. The Company may never be able to successfully manufacture and market certain of its products. If any other of its products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possible to market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Company’s control. Failure of or delay by a third party manufacturer of the Company’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects. Failure of or delay by a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

The Company has limited product liability insurance and may not be able to obtain adequate product liability insurance in the future.

The sale and use of products under development by the Company, and the conduct of clinical studies involving human subjects, may entail product and professional liability risks, which are inherent in the testing, production, marketing and sale of new drugs to humans. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly interfere with the Company’s business.

If the Company is unable to successfully protect its proprietary rights, its competitive position will be adversely affected.

The Company’s success will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Company owns or jointly owns 39 patents from the United States Patent Office. The Company has additional pending United States patent applications. The Company’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Company in the future may not be patentable.

The patent protection afforded to biotechnology and pharmaceutical companies is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the degree of protection afforded under patents. As a result, the scope of patents issued to the Company may not successfully prevent third parties from developing similar or competitive products. Competitors may develop similar or competitive products that do not conflict with the Company’s patents. Litigation may be commenced by the Company to prevent infringement of its patents. Litigation may also commence against the Company to challenge its patents that, if successful, may result in the narrowing or invalidating of such patents. It is not possible to predict how any patent litigation will affect the Company’s efforts to develop, manufacture or market its products. However, the cost of litigation to prevent infringement or uphold the validity of any patents issued to the Company may be significant, in which case its business, financial condition and results of operations may suffer. Patents provide protection for only a limited period of time, and much of such time can occur well before commercialization commences.

Disclosure and use of the Company’s proprietary rights in unpatented trade secrets not otherwise protected by patents are generally controlled by written agreements. However, such agreements will not provide the Company with adequate protection if they are not honoured, others independently develop an equivalent technology, disputes arise concerning the ownership of intellectual property, or its trade secrets are disclosed improperly. To the extent that consultants or other research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.

Others could claim that the Company infringes on their proprietary rights, which may result in costly, complex and time consuming litigation.

The Company’s success will depend partly on its ability to operate without infringing upon the patents and other proprietary rights of third parties. The Company is not currently aware that any of its products or processes infringes the proprietary rights of third parties. However, despite its best efforts, the Company may be sued for infringing on the patent or other proprietary rights of third parties at any time in the future.

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Company’s financial condition and results of operations, even if it prevails. If the Company does not prevail, it may be required to stop the infringing activity or enter into a royalty or licensing agreement, in addition to any damages it may have to pay. The Company may not be able to obtain such a license or the terms of the royalty or license may be burdensome for it, which may significantly impair the Company’s ability to market its products and adversely affect its business, financial condition and results of operations.

The Company is subject to stringent governmental regulation, in the future may become subject to additional regulations and if it is unable to comply, its business may be materially harmed.

Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA and other national health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

The Company is or may become subject to various federal, provincial, state and local laws, regulations and recommendations. The Company is subject to various laws and regulations in Canada, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with its research and development activities. If the Company fails to comply with these regulations, it may be fined or suffer other consequences that could materially affect its business, financial condition or results of operations.

The Company is unable to predict the extent of future government regulations or industry standards. However, it should be assumed that government regulations or standards will increase in the future. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

The Company’s products may not gain market acceptance, and as a result it may be unable to generate significant revenues.

Except with respect to AGGRASTAT®, the Company does not currently have the required clinical data and results to successfully market its product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow it to successfully market any of its product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company estimates that it may take up to two years or longer before its initial products may be sold commercially. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development goals in the time frames it announces and expects.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

The Company’s business involves the use of hazardous material, which requires it to comply with environmental regulations.

The Company’s research and development processes and commercial activities may involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Company is subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

The Company’s insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of the Company’s operations and its financial position.

The Company is subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although the Company believes that it is in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on the Company in the future.

The Company is exposed to foreign exchange movements since the majority of its debt financing and its commercial sales operations are denominated in U.S. currency.

At May 31, 2010, the Company had US$47.2 million of future debt service obligations (minimum payments). As well, the majority of the Company’s sales revenues and a substantial portion of its selling, general and administrative expenses are denominated in U.S. dollars. The Company does not utilize derivatives, such as foreign currency forward contracts and futures contracts, to manage its exposure to currency risk and as a result a change in the value of the Canadian dollar against the U.S. dollar could have a negative impact on the Company’s business prospects, financial results and financial condition.

The Company may need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Company’s operations.

The Company has limited financial resources and has financed its operations through the sale of securities, primarily common shares. The Company has significant on-going cash expenses and limited ability to generate cash from operations.

To meet its on-going cash needs the Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The Company’s ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance. Where additional financing is available, the Company may be required to obtain approval for the Company’s shareholders. Such approval may not be provided.

If its capital resources are exhausted and adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders. Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of May 31, 2010, the Company had 130,307,552, common shares issued and outstanding. A further 4,311,349 common shares are issuable upon exercise of outstanding stock options and another 15,961,271 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 10% of the outstanding common shares at any time.

Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2010, the Company’s common shares closed at a price of CDN$0.015 on the NEX board of the TSX Venture Exchange (“NEX”). For the period from June 1, 2009 to May 31, 2010, the high and low trading prices of the Company’s common shares were CDN$0.06 and CDN$0.01, respectively, with a total trading volume of 38,405,860 shares. The Companys shares were delisted from Amex on July 3, 2008 and from the TSX on March 26, 2010.

Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2009 to May 31, 2010 has fluctuated, with a high of 4,505,442 shares and a low of nil shares, averaging approximately 158,702 shares. Accordingly, the trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.

The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;

  ability to restructure its debt and recapitalize the Company litigation or threat of litigation;

  failure to achieve, or changes in, financial estimates by securities analysts;

  new or existing products or services or technological innovations by the Company or its competitors;

  comments or opinions by securities analysts or major shareholders;

  conditions or trends in the pharmaceutical, biotechnology and life science industries;

  significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  results of, and developments in, the Company’s research and development efforts, including results and adequacy of, and developments in, its clinical trials and applications for regulatory approval;

  additions or departures of key personnel;

  sales of the Company’s common shares, including by holders of the notes on conversion or repayment by the Company in common shares;

  economic and other external factors or disasters or crises;

  limited daily trading volume; and

  developments regarding the Company’s patents or other intellectual property or that of its competitors.

In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of biotechnology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

There may not be an active, liquid market for the Company’s common shares.

On March 26, 2010, the Company’s common shares were delisted from the TSX due to the Company’s current inability to meet continued listing requirements. March 29, 2010, the Company’s common shares commenced trading on the NEX board of the TSX Venture Exchange under the symbol “MPH.H”. The transfer in stock exchange listing to the NEX was designed to ensure continuous trading and continued liquidity for the Company’s shareholders.

The Company’s shares ceased trading on the Amex effective July 3, 2008.

There is no guarantee that an active trading market for the Company’s common shares will be maintained on the NEX. Investors may not be able to sell their shares quickly or at the latest market price if trading in its common shares is not active.

If there are substantial sales of the Company’s common shares, the market price of its common shares could decline.

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

The Company has no history of paying dividends, does not intend to pay dividends in the foreseeable future and may never pay dividends.

Since incorporation, the Company has not paid any cash or other dividends on its common shares and does not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of its business. The Company will need to achieve profitability prior to any dividends being declared, which may never happen.

If the Company’s is classified as a “passive foreign investment Company” for United States income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

The Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2010, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending May 31, 2011. (See more detailed discussion in Item 10 E – Taxation) However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending May 31, 2011, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2011 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

The Company’s classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares.

The Company has adopted a shareholder rights plan.

The Company has adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of the Company’s outstanding common shares, the effect of which may be to deprive the Company’s shareholders of a control premium that might otherwise be realized in connection with an acquisition of its common shares.

Risks associated with Material weaknesses within the Company’s financial reporting and review process

In connection with its review of the Company’s internal control over financial Reporting, the Company has identified material weaknesses with the Company’s financial reporting and review process, involving the preparation and review of the reconciliation form Canadian GAAP to United States GAAP and the complex accounting issues due limited staff. Based on such determination, the Company’s management concluded that the Company’s internal control over financial reporting was not effective as of May 31, 2010. The Company either plans to ensure adequate personnel are available with the necessary training and expertise or rely on an external third party to provide this control. Any failure to remediate the material weakness, to implement the required new or improved control, or difficulties encountered in the implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On December 22, 1999, the Company was formed by the amalgamation of Medicure Inc. with Lariat Capital Inc. pursuant to the provisions of the Business Companys Act (Alberta). The Company was continued from Alberta to the federal jurisdiction by Certificate of Continuance issued pursuant to the provisions of the Canada Business Companys Act on February 23, 2000.

The Company’s current legal and commercial name is Medicure Inc. and its current registered office is 30th Floor, 360 Main Street, Winnipeg, Manitoba, Canada, R3C 4G1, Phone (204) 487-7412. The Company’s head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

In August 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19,000,000.

In September 2007, the Company monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million (See Item 5 B – Liquidity and Capital Resources).

In February 2008, the Company announced that its pivotal Phase III MEND-CABG II clinical trials with MC-1 did not meet the primary endpoint and as a result was not sufficient to support the filings. As a result, the Company announced a restructuring plan that resulted in the organization reducing its head count by approximately 50 employees and full-time consultants. The restructuring and downsizing in March 2008 conserved capital for ongoing operations.

In fiscal 2009, the Company continued to focus on the sale and marketing of AGGRASTAT® and on focusing its research and development activities on the development of TARDOXALTM, for Tardive Dyskinesia, and MC-1 for chronic cardiovascular disorders, and exploring further cost savings measures. All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008. These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs but have moved forward certain programs on a limited and focused fashion such as the Phase II clinical study of TARDOXALTM for the treatment of Tardive Dyskinesia.

Since that time and up until the current date, further organizational charges have been undertaken to further reduce expenses and find operational efficiencies. The Company’s ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, and on securing additional sources of financing and restructuring of its existing Debt Financing agreement. The Company estimates it currently has sufficient working capital to fund its current obligations and planned operations through to the end of the current fiscal year and potentially beyond this point. As of May 31, 2010, the Company had accrued US$4.3 million in debt service obligations. Of this amount, US$1.7 million was originally due July 15, 2009; US$0.2 million was originally due October 15, 2009; US$0.2 million was originally due January 15, 2010; US$0.2 million was originally due April 15, 2010; and US$2.0 million was originally due July 15, 2010. As at May 31, 2010, the Company is in default of the terms of its debt financing obligations and continues to be in default. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time. Accordingly, for financial reporting purposes, based on the guidance in “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability in the consolidated financial statements for the year ended May 31, 2010.

B. Business Overview

Plan of Operation

Medicure is a specialty pharmaceutical Company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc. The Company’s primary ongoing Research and Development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT®. The Company’s primary, non-AGGRASTAT® Research and Development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). The Company continues to investigate and advance certain other product opportunities.

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

As a result of the above, the Company announced a restructuring plan that enabled the Company to significantly conserve capital for ongoing operations. The Company continues to look for areas were it can reduce overhead and further conserve capital and will continue to do so into the 2011 fiscal year. The Company is also exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate. The Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on the ability of the Company to execute on these plans, restructure its debt financial obligations and secure additional sources of financing. There is no certainty these and other strategies will be achieved or that they will be sufficient to permit the Company to continue as a going concern.

Recent Developments

  As announced on January 13, 2010 and as a result of ongoing discussions with its lender and the progress made by management in the advancement of AGGRASTAT®, the Company has received a number of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company.

  In light of these developments, the Board of Directors of Medicure has mandated the implementation of a formal process to evaluate all of these expressions of interest and to solicit others with a view to pursuing those opportunities that maximize value for shareholders and other stakeholders. To assist in this process, the Board has retained Bloom Burton & Co, a leading Canadian life sciences focused investment banking firm, to assist in the evaluation of financial alternatives and fundraising options, and Beal Advisors LLC, a San Francisco based financial and strategic advisory firm, to assist in the partnership, license or sale of AGGRASTAT®.

  The Company anticipates the process will take several months; however, there can be no assurance that any transaction will ultimately be completed. This formal process is ongoing as of the date of this Annual Report on Form of 20-F.

  To further capital conservation and redirection efforts the Company has streamlined its US sales staff and further downsized its administration staff. The Company has also outsourced a large portion of its administration and accounting functions to a related party service company to further reduce costs (see F. Contractual Obligations).

  During the past year the Company has had ongoing discussions with its senior lender in order to restructure the existing arrangements and has received extensions from its senior lender to defer US$4.3 million in payments, which as discussed below are now past due and therefore the Company is in default of the terms of the long-term debt. The Company is continuing with these discussions and through the formal process announced on January 13, 2010, is working to have a satisfactory resolution as soon as possible. The senior creditor has thus far provided extensions and/or otherwise not exercised its rights under the Debt Financing Agreement however, there can be no assurance that the senior creditor will be satisfied through the process or that the senior lender will provide sufficient time to maximize the process, and will not exercise its security rights under the agreement.

Commercial:

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride), in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company continues to support the product through its home office and a small, dedicated field force of cardiovascular specialists employed under the Company’s US subsidiary, Medicure Pharma.

Net revenue from the sale of AGGRASTAT® for fiscal 2010 decreased 31% over the net revenue for fiscal 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates, an increase in wholesaler purchasing in advance of a price increase introduced during the 3rd quarter of 2010, and a modest decrease in hospital demand for AGGRASTAT®. Since then, wholesale purchasing has more closely reflected hospital demand with modest fluctuations attributing to wholesaler inventory adjustments.

Subsequent to year end the Company continued cost savings strategies for its commercial operations and has reduced and is realigning its sales force. These measures are expected to assist in further reducing the Company’s cash burn in fiscal 2011.

Going forward and contingent on financing arrangements, including the successful renegotiation of the Company’s current debt, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s primary ongoing Research and Development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT®. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan. Until such resources become available, the Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

The Company’s primary, non-AGGRASTAT® Research and Development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). The Company’s lead drug candidate is TARDOXALTM currently in development for treating the serious neurological disorder tardive dyskinesia (TD). This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. A modest amount of capital is being used on the clinical program for treatment for TD and on exploring other potential treatments using data collected during previous research programs. The Company is also pursuing licensing opportunities for its library of small-molecule anti-thrombotic drugs.

The following table summarizes the Company’s research and development programs, their therapeutic focus, and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Phase III/IV - planning
TARDOXALTM	TD/Neurological indications	Phase II - enrolling patients
MC-1-Chronic	Lipid lowering/metabolic syndrome	Phase II - pursuing partnership
MC-45308	Anti-thrombotic small molecules	Discovery - pursuing partnership

The TARDOXALTM and MC-1 programs benefit from over 10 years of work that the Company invested in advancing this compound through late-stage human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab work. The Company believes the information and physical assets resulting from this activity is a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The development of MC-1 for use in acute cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold. The Company is continuing some analyses from these studies as resources permit, and will in due course determine what, if any, further investigation is warranted.

The Company’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead compound MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

The Company from time to time also evaluates other drug candidates for potential license with the objective of further broadening its product and patent portfolio.

It is the Company’s intention to actively search for a partnership with a large pharmaceutical Company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company anticipates that no substantial material acquisition of equipment or facilities will take place in the coming year.

Potential New Products in Development Stage

One of the Company’s primary focuses is the clinical development and commercialization of its lead research product, TARDOXALTM for Tardive Dyskinesia (TD). TD is a serious movement disorder which results from long-term treatment with antipsychotic medications. At present there is no treatment available for TD in the US. TARDOXAL’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Earlier studies have demonstrated that the Company’s product MC-1 has the potential as a cardioprotective treatment in reducing damage to the heart associated with acute ischemic and reperfusion injury (MEND-1 Phase-II study). The MEND-CABG Phase-II study demonstrated that a 250mg dose of MC-1 significantly reduced the composite of events driven by a 46.9% reduction in non-fatal heart attacks. Based on these trials the Company initiated a follow on Phase-III MEND-CABG II study at over 120 cardiac centres enrolling over 3000 patients. The MEND-CABG II trial did not meet its primary end point and therefore was not sufficient for registration filings for market approval. Due to a lack of resources, the Company has put the further development of MC-1 for acute cardiovascular indications on hold.

Separate from the MEND CABG program, preclinical and clinical studies have shown that MC-1 has the potential to provide other clinical benefits to patients with hyperlipidemia, hyperglycemia, hypertension etc. The Company is interested in advancing these applications of MC-1 through partnerships with another pharmaceutical Company. However at this time sufficient resources are not available to pursue these applications.

The Company has various compounds currently in early stage research and development.

The Company has developed a novel series of small molecule dual acting anticoagulant/antiplatelet compounds which may be useful in treating venous and arterial thrombosis. These novel compounds are patented and based on a vitamin B6 (pyridoxine) scaffold. The dual acting anticoagulant/antiplatelet molecules have shown definite activity in venous and arterial models of thrombosis. Preclinical studies show these compounds to have lesser bleeding tendencies as compared to currently used agents such as heparin. Acute toxicity studies in rats also demonstrate a favourable safety profile.

The Company seeks to establish a licensing arrangement or R&D collaboration to advance these compounds to human clinical studies when sufficient financial resources are available to do so.

As at May 31, 2010, the Company had 39 issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

The only commercial product the corporation currently has, being AGGRASTAT®, is sold by the Company in the United States of America.

AGGRASTAT® competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots). More specifically, AGGRASTAT® is one of a handful of antiplatelet drugs which affect thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (Aggrastat®). Of the two directly competing agents, AGGRASTAT® is most closely comparable to Integrilin® as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in development. However, the utilization of its drug may be affected by the continued advancement of new antithrombotic and antiplatelet agents. The potential future launch of generic versions of AGGRASTAT® and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address a same or similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

1.

Maintaining and Growing AGGRASTAT® sales in the United States. The present market for the class of drug GP IIb/IIIa, of which AGGRASTAT® is one of three in the USA market, is approximately $450 million per year (2010). At present AGGRASTAT® has ≤ 2% of this market. AGGRASTAT® is recommended by the AHA and ACC Guidelines as one of the three GP IIb/IIIa drugs to be used for the treatment of ACS. AGGRASTAT® has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

2.

The development of a new brand and clinical strategy for AGGRASTAT®: As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT®. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan. Until such resources become available, the Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

3.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications. The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

4.	Establishing a licensing arrangement or R&D collaboration to advance the dual acting anticoagulant/antiplatelet molecules to the clinic.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other agents from its product pipeline. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. While the Company has had informal discussions with potential partners in this regard, no formal agreement or letter of intent has been entered into by the Company as of the date hereof.

C. Organizational Structure

Medicure International Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.’s head office is located at 2nd Street, Holetown, St. James, Barbados.

Medicure Pharma Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma Inc.’s head office is located at 500 Atrium Drive, Somerset, NJ, 08873.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at May 31, 2010, American Cardio Therapeutics Inc. was involved in no material transactions.

Medicure Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the United Kingdom, on May 19, 2006. Medicure Europe ceased operations on August 4, 2009.

D. Property, Plants and Equipment

Office Space

Included in connection with the business and administration services agreement entered into with Genesys Venture Inc. (see F. Contractual Obligations), the Company has use of approximately 1,000 square feet of office space as part of its business services contract with a related party. The office is located in Winnipeg, Manitoba, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended May 31, 2010, May 31, 2009 and May 31, 2008 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material measurement differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in note 16 to the consolidated financial statements of the Company included herein.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 16 to the audited consolidated financial statements for the year ended May 31, 2010. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

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

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

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

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no net future income tax assets or liabilities are recorded on the Company’s balance sheets at year-end.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s historical stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense in fiscal 2010 of $122,812 (2009 - $325,028; 2008 - $563,272).

A. Operating Results

General

The Company has concentrated primarily on research and development and has yet to and may never derive any revenues from its clinical products. The Company has a limited operating history and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a business in a highly competitive industry, characterized by frequent new product introductions.

As discussed in Note 1 of the consolidated financial statements of the Company, the financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At May 31, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2010.

The Company has experienced a loss of $5,532,506 and negative cash flows from operations of $1,452,809 in the year ending May 31, 2010, and has accumulated a deficit of $154,081,806 as at May 31, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt, and in January 2010, retained advisors to assist in the evaluation of financial alternatives and fundraising options, and to assist in the partnership, license or sale of AGGRASTAT®.

No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

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

Year Ended May 31, 2010 Compared to the Year Ended May 31, 2009

Net product sales for fiscal 2010 were $3,317,000, compared to $4,793,000 in fiscal 2009. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The decline is attributable to fluctuations in foreign currency exchange rates and an increase in wholesaler purchasing in advance of a price increase introduced during the 3rd quarter of 2009. Since then, wholesale purchasing has more closely reflected hospital demand with modest fluctuations attributing to wholesaler inventory adjustments.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

Cost of sales for fiscal 2010 were $572,000 compared to $377,000 in fiscal 2009. The Company has a minimum purchase commitment for the manufacturing of AGGRASTAT® and as a result has recorded a $0.3 million charge to recognize this commitment. The increase is partially offset by direct costs linked to lower sales volume during the year ended May 31, 2010 as compared to of 2009.

Total Selling, general, and administrative expenditures for fiscal 2010 were $4,475,000, compared to $9,255,000 in fiscal 2009. Selling, general, and administrative expenditures related to AGGRASTAT® were $3,277,000 in fiscal 2010, compared to $6,598,000 in fiscal 2009. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field selling expenses, product promotion costs and administrative expenses. The appreciation of the US dollar compared the Canadian dollar favourably impacted our expenditures which complimented Management’s cost curtailment program implemented since the beginning of the fiscal year. Other selling, general, and administrative expenditures in fiscal 2010 decreased to $1,198,000 from $2,657,000 in fiscal 2009 mainly due to Management’s cost curtailment program, as well as a one-time provision against research advances recorded in fiscal 2009. These reductions were offset by professional and advisory fee related to ongoing discussions with the Company’s secured lender.

Net Research and development expenditures for fiscal 2010 were $393,000, compared to $23,000 in fiscal 2009. The increase in research and development expenditures as compared to fiscal 2009 is due to the Company continuing with its Phase II clinical study TARDOXALTM on a cost conservative basis until such time as the Company’s financial condition improves. In 2009, the Company recovered approximately $800,000 in research and development expenses as a result of negotiations and support from clinical partners and service providers for costs incurred in 2008. This recovery was applied against existing 2009 expenditures.

The Company’s Impairment of Intangibles assets decreased from $1,756,000 in fiscal 2009 to $769,000 in fiscal 2010. During fiscal 2009 the Company had initiated a review of all outstanding patents as part of its ongoing cost curtailment program. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender issued patents and withdraw applications under review. The majority of these patents were in the review stage in numerous countries. As a result, an impairment charge of $1.0 million was recorded to write off the carrying value of these specific patents.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Amortization for the year ended May 31, 2010 was $919,000, compared to $939,000 in fiscal 2009. The majority of amortization expense in both periods relates the amortization of AGGRASTAT® intangibles. The amortization was lower in fiscal 2010 due to the write-down of the intangibles in fiscal 2009 and 2010.

Interest and other income for the year ended May 31, 2010 was $5,000, compared to $256,000 in fiscal 2009. The decrease in interest and other income in fiscal 2010 is the result of lower cash and cash equivalents balance and lower interest rates as compared to the prior fiscal year.

Interest expense for fiscal 2010 was $3,280,000, compared to $4,945,000 in fiscal 2009. The decrease in interest expense for the year ended May 31, 2010 as compared to fiscal 2009 is primarily due to the repayment of the term loan facility during the second quarter of 2009.

The net foreign exchange gain for the year ended May 31, 2010 was $1,247,000, compared to a net foreign exchange loss of $1,636,000 in fiscal 2009. The net foreign exchange gain during the year ended May 31, 2010 changed by $2.88 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the year. Foreign exchange loss represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar increased over the period, with exchange rates moving from $1.095 as at May 31, 2009 to $1.046 as at May 31, 2010, which resulted in a foreign exchange gain of $1.2 million for the year. In the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $0.994 as at May 31, 2008 to $1.092 as at May 31, 2009, which resulted in a foreign exchange loss of $1.64 million for the prior year.

For the year ended May 31, 2010, the Company recorded a consolidated net loss of $5,532,000 or $0.04 per share compared to a consolidated net loss of $13,316,000 or $0.10 per share for the year ended May 31, 2009. As discussed above the main factors contributing to the decrease in the loss as compared to the 2009 fiscal year resulted from the cost curtailment program whereby normal operating costs (exclusive of debt servicing requirements and costs related to restructuring of debt as discussed above) have been brought in line with revenues. Savings were offset by decreases in wholesale AGGRASTAT® sales.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 130,507,552 for the years ended May 31, 2010 and 2009.

Year Ended May 31, 2009 Compared to the Year Ended May 31, 2008

Net product sales for fiscal 2009 were $4,793,000, compared to $2,247,000 in fiscal 2008. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The appreciation of the US dollar accounted for approximately 29% of the increase. The remaining increase is due to increased wholesaler demand and a modest price increase during the third quarter of 2009.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including write-downs for obsolete inventory. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

Cost of sales for fiscal 2009 were $377,000 compared to $606,000 in fiscal 2008. The decrease in cost of sales is attributable to lower write-downs for obsolete inventory during 2009 (2009-$92,986; 2008 - $428,822), offset by the increased sales volume.

Total Selling, general, and administrative expenditures for fiscal 2009 were $9,255,000, compared to $12,073,000 in fiscal 2008. Selling, general, and administrative expenditures related to AGGRASTAT® were $6,598,000 in fiscal 2009, compared to $6,782,000 in fiscal 2008. Selling, general, and administrative expenditures for AGGRASTAT® are primarily related to field selling expenses, product promotion costs and administrative expenses. The appreciation of the US dollar compared the Canadian dollar negatively impacted our expenditures by approximately $.9 million, however this was offset positively by the restructuring of the commercial operations which began in fiscal 2008 which helped reduce selling, general and administrative expenditures by approximately $1.1 million. Other selling, general, and administrative expenditures in fiscal 2009 decreased to $2,657,000 from $5,291,000 in fiscal 2008 mainly due to a reduction in costs associated with the Company’s restructuring efforts from 2008 (approximately $1.1 million associated with reduced head office staff), less financing and business activity development activities during the year (approximately $.6 million), a recovery of regulatory fees paid in fiscal 2008 (approximately $.5 million), reduced capital tax expenditures of approximately $0.3 million and a general reduction in other general and administrative expenses. These reductions were offset by a one time provision of approximately one million dollars for potentially unrecoverable prepaid research costs.

Net Research and development expenditures for fiscal 2009 were $23,000, compared to $28,660,000 in fiscal 2008. The significant decrease in Research and development expenditures as compared to fiscal 2008 is due to completion of the Phase III MEND-CABG II study in the third quarter of fiscal 2008 and with the support of our clinical partners and service providers, the Company was able to secure a recovery on certain research and development costs incurred in fiscal 2008 of approximately $970,000. There were no Phase III studies during 2009. Pre-clinical and other research and development costs are also lower as the Company focuses on its commercial product and only on selected research and development programs. The research and development costs related to some ongoing regulatory and administrative costs, the development program involving use of TARDOXAL in the treatment of neurological conditions and other research exploring further uses of the Company’s library of novel, anti-thrombotic small molecules developed by its Drug Discovery program.

Charges for impairment of intangible assets decreased from $13,057,000 in fiscal 2008 to $1,756,000 in fiscal 2009. The significant write-downs during fiscal 2008 had occurred after the Company has decided to suspend the development of MC-1 as a monotherapy for acute indications such as CABG as part of a corporate restructuring plan announced in March 2008 resulting in an impairment charge of $13.1 million. During fiscal 2009 the Company had initiated a review of all outstanding patents as part of its ongoing cost curtailment program. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender issued patents and withdraw applications under review. The majority of these patents were in the review stage in numerous countries. As a result, an impairment charge of $1.8 million was recorded to write off the carrying value of these specific patents.

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

Interest expense for fiscal 2009 was $4,945,000, compared to $3,831,000 in fiscal 2008. The increase in interest expense is primarily due to the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008 being outstanding for a full year in 2009 compared to 8.5 months in 2008, an early termination fee of US$600,000 paid in relation to the repayment of the term loan facility during the second quarter of 2009 and the strengthening of the US dollar during the period as the Company’s debt and interest payments are denominated in US dollars.

The net foreign exchange loss for the year ended May 31, 2009 was $1,636,000, compared to a net foreign exchange gain of $79,000 in fiscal 2008. The net foreign exchange loss in fiscal 2009 is due to a strengthening U.S. dollar relative to the Canadian dollar in the period. The exchange rate used at May 31, 2009 was 1.0917 versus 0.9930 at May 31, 2008. The U.S. dollar had traded up to a high of 1.3066 during the year. The majority of the loss was incurred on our US dollar denominated debt, partially offset by gains on the Company’s U.S. denominated cash.

For the year ended May 31, 2009, the Company recorded a consolidated net loss of $13,316,000 or $0.10 per share compared to a consolidated net loss of $57,402,000 or $0.46 per share for the year ended May 31, 2008. As discussed above the main factors contributing to the decrease in the loss as compared to 2008 was the significant reduction in Research and Development costs, lower write-downs on intangible assets and a reduction in general and administration costs. Higher interest costs and the appreciation of the U.S. dollar added to the loss as compared to 2008.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share increased was 130,507,552 for the years ended May 31, 2009 and 2008.

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and exercise of stock options, and interest income on excess funds held. At present, the Company estimates it currently has sufficient working capital and revenues to fund its current obligations and planned operations excluding debt servicing obligations.

Cash used in operating activities for fiscal 2010 decreased $9.0 million or 86.0% to $1.5 million compared to $10.4 million for fiscal 2009 primarily due to:

A decrease of $5.3 million related to loss from operations before changes in operating assets and liabilities due mainly to:
A $4.4 million reduction in selling, general and administrative expenses;
A $3.7 million reduction in net interest expense;
A $1.5 million reduction in net product sales;
A $1.1 million decrease in operating costs, including foreign exchange expense; and
A $0.4 million increase in research and development expenses.
Those factors were partially offset by decrease of $3.7 million related to the change in accounts payable and accrued liabilities.

Investing activities for fiscal years 2010 and 2009 were insignificant.

Financing activities for fiscal years 2010 and 2009 were insignificant.

At May 31, 2010 the Company had cash and cash equivalents totaling $371,000 compared to $1,978.000 as of May 31, 2009.

As at May 31, 2010, the Company had a working capital deficiency of $29,440,287 compared to working capital a working capital deficiency of $535,328 at May 31, 2009. The reduction of working capital was mainly due to increases in accrued interest on long-term debt, the reclassification of the debt to a current liability, and use of funds to support operations.

The Company has long-term debt at May 31, 2010 of US$25.0 million recorded in on its financial statements relating to the Birmingham debt described in more detail above. The Company has imputed an effective interest rate of 13.3% . The minimum annual debt obligations are disclosed in Item 5F-Contractual Obligations.

The Company currently has accrued US$4.3 million in debt service obligations. Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; and $2,063,280 was originally due July 15, 2010. As at September 27, 2010, the Company was in default of the terms of its debt financing obligations and continues to be in default. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time. Accordingly, for financial reporting purposes, based on the guidance in Canadian GAAP “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at May 31, 2010. Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations. In addition to the negotiations with the Company’s senior lender the Company continues to implement a cost savings program to further reduce its operating expenses and exploring additional strategic alternatives.

The Company has experienced a loss of $5,532,506 and negative cash flows from operations of $1,452,809 in the year ending May 31, 2010, and has accumulated a deficit of $154,081,806 as at May 31, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt, and in January 2010, retained advisors to assist in the evaluation of financial alternatives and fundraising options, and to assist in the partnership, license or sale of AGGRASTAT®. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

As at May 31, 2010 the Company had US $0.3 million in cash and cash equivalents to fund the U.S. denominated long-term debt as well U.S. denominated selling, general and administrative expenses and research and development costs. The Company currently has no derivatives, such as foreign currency forward contracts and futures contracts, hedging the balance of the U.S. denominated debt.

The total number of common shares issued and outstanding at May 31, 2010 and 2009 was 130,307,552.

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

The Company’s primary ongoing Research and Development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT®. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan. Until such resources become available, the Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

In February 2008, the Company announced that its pivotal Phase III MEND-CABG II clinical trial with MC-1 did not meet the primary endpoint and as a result were not sufficient to support the filings. This program has been put on hold due to the Company’s limited resources at this time. At such time as the Company’s resources warrant a further review of this program the Company will do so and then make a determination as to what if any further investigation is warranted. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. The trial was designed to evaluate the effect of The Company’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan, in the foreseeable future, on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. However, the information and findings from the program was used to investigate alternative applications of MC-1 leading to the Company’s current lead drug candidate TARDOXALTM.

TARDOXALTM is currently in development for treating the serious neurological disorder tardive dyskinesia (TD). This program evolved from The Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions.

The TARDOXALTM and MC-1 programs benefit from over 10 years of work that the Company invested in advancing this compound through late-stage human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab work. The Company believes the information and physical assets resulting from this activity are valuable assets that will reduce costs and also speed development of this molecule for application to other conditions.

The Company is also pursuing licensing opportunities for its library of small-molecule anti-thrombotic drugs.

It is the Company’s intention to actively search for a partnership with a large pharmaceutical Company. Such a partnership may provide funding for Phase II and Phase III clinical trials, add experience to the product development process, and bring in overall marketing expertise. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

As outlined in Item 17, Company-sponsored research and development net expenditures for fiscal 2010 were $393,385 (2009 - $22,706; 2008 - $28,660,250). During fiscal 2009, the Company, and with the support of our clinical partners and service providers, was able to secure a recovery on certain research and development costs incurred in fiscal 2008 of approximately $970,000.

Patents and Licenses

The Company has 39 patents from the United States Patent Office providing protection for AGGRASTAT® and certain uses of MC-1 and related compounds in treatment of cardiovascular diseases and other compounds for the use in cardiovascular disease. The Company has also filed 8 regular applications in the United States plus corresponding patent applications in other jurisdictions. The Company will continue to file patents to extend protection of MC-1 and for new compounds in development. The 39 patents issued to the Company are as follows:

Patent Number	Issue Date	Title
5,292,756	March 8, 1994	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,658,929	August 19, 1997	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,733,916	March 31, 1998	Prevention and treatment of ischemia-reperfusion and endotoxin-related injury using adenosine and purino receptor antagonists
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,814,643	September 29, 1998	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,880,136	March 9, 1999	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,040,317	March 21, 2000	Novel Sulfonamide Fibrinogen Receptor Antagonists
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,489,345	December 3, 2002	Treatment of Diabetes and Related Pathologies
6,538,112	March 25, 2003	Anticoagulant Test
6,548,519	April 15, 2003	5-AZA Analogues
6,586,414	July 1, 2003	Methods of Treating Stroke
6,605,612	August 12, 2003	Mimics of MC1
6,667,315	December 23, 2003	Mimics of MC1
6,677,356	January 13, 2004	Combination
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,890,943	May 10, 2005	Pyridoxal Analogues and Methods of Treatment
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,115,625	October 3, 2006	Treatment of Cardiovascular and Related Pathologies
7,125,889	October 24, 2006	Treatment of Cardiovascular and Related Pathologies
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies

7,144,892	December 5, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,230,009	June 12, 2007	Pyridoxal Analogues and Methods of Treatment
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels
7,425,570	September 16, 2008	Pyridoxine and Pyridoxal Analogues: New Uses
7,442,689	October 28, 2008	Cardioprotective Phosphonates and Malonates
7,459,468	December 2, 2008	Aryl Sulfonic Pyridoxines as Antiplatelet Agents

Patent 5,733,916 is sublicensed by the Company from ENDACEA, Inc. ENDACEA, Inc. has the right to sublicense the Sublicensed Patents to the Company in accordance with an agreement with the Trustees at the University of Pennsylvania. Pursuant to a Sublicense Agreement dated April 11, 2006, ENDACEA sublicensed the exclusive worldwide use of the patents to the Company. Pursuant to the Sublicense Agreement, the Company has agreed to pay ENDACEA, Inc. a royalty payment on Net Sales of Sublicensed Products sold worldwide. The Sublicense Agreement commenced on April 11, 2006.

Patents 6,043,259, 6,051,587, 6,339,085, 6,890,943 and 7,230,009 are jointly owned by the Company and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a newly revised version executed November 24, 2006, which supersedes all previous versions, (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Company. Pursuant to the License Agreement, the Company has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

The MC-1 technology is derived from work done by employees of the Company and by two employees of the University of Manitoba, Dr. Naranjan Dhalla and Dr. Krishnamurti Dakshinamurti, Professor Emeritus, Department of Biochemistry.

Patents 5,292,756, 5,658,929, 5,733,919, 5,814,643, 5,880,136, 5,965,581, 5,972,967, 5,978,698, 6,040,317, 6,136,794, 6,538,112 and 6,770,660 were purchased by the Company from MGI GP, INC. (a Delaware corporation doing business as MGI PHARMA and its Affiliate, Artery, LLC). Pursuant to an Asset Purchase Agreement dated August 8, 2006, MGI GP, INC. sold the exclusive use of the patents to the Company in the specified territory (the United States of America including the Commonwealth of Puerto Rico; Guam; and the United States Virgin Islands). Pursuant to the Asset Purchase Agreement the Company agreed to pay MGI GP, INC. a one time fee for the procurement of the acquired assets. The Asset Purchase Agreement was executed August 8, 2006.

There are 8 pending regular and provisional United States patent applications, including 7 filed with the United States Patent Office as either regular or provisional applications. Certain of these are owned by the Company by virtue of their inventorship, in whole are in part, by employees of the Company and, subsequent to June 1, 2000, by CanAm Bioresearch Inc. Effective June 22, 2010, application 10/909,608 lapsed.

Much of the work, including some of the research methods, that is important to the success of the Company’s business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued, or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The Company has filed patents in accordance with the Patent Cooperation Treaty (the ‘‘PCT’’). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the ‘‘WIPO’’), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the ‘‘international application’’), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed; give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).

On June 1, 2000 the Company entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for MC-1, except for Canada, to its wholly owned subsidiary, Medicure International Inc. As consideration for the grant of the license, Medicure International Inc. agreed to pay the Company a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of MC-1 (if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on MC-1, or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of MC-1 in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.

Medicure International Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 and Clinical Development Research Institute (CDRI) on July 2, 2004 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The development agreement with CDRI is no longer in effect. The term of the CanAm development agreement is to expire on the completion of all research and development activities by CanAm and the written acknowledgment by CanAm and Medicure International Inc. that no further research projects will be undertaken (see Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management).

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

The agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances.

D. Trend Information

Net revenue from the sale of AGGRASTAT® for fiscal 2010 decreased 31% over the net revenue for the in fiscal 2009. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates, an increase in wholesaler purchasing in advance of a price increase introduced during the 3rd quarter of 2010, and a modest decrease in hospital demand for AGGRASTAT®. Since then, wholesale purchasing has more closely reflected hospital demand with modest fluctuations attributing to wholesaler inventory adjustments.

The Company is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except the potential effect the following items may or may not have:

  Current negotiations with the Company’s senior lender (see section 4A and 5B) could lead to significant changes in the Company’s operations. However, at this time no final decisions have been made so the Company can not predict what this impact maybe.

  Subsequent to year end the Company has initiated further cost savings strategies for its commercial operations and has reduced and realigned its sales force. These measures are expected to assist in further reducing the Company’s cash burn in 2011.

E. Off-balance Sheet Arrangements

As of May 31, 2010 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of May 31, 2010:

	Contractual Obligations Payment Due By Period
(in thousands of US$)	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt obligations[1]	$45,411	$2,600	$3,500	$3,920	$4,390	$4,917	$26,084
Purchase Agreement commitments[2]	1,852	644	805	403	-	-	-
Management services agreement commitments	150	150
Total	$47,413	$3,394	$4,305	$4,323	$4,390	$4,917	$26,084

Debt obligations reflect the minimum annual payments under the debt financing agreement, and reflect the contractual terms. As discussed above, as at May 31, 2010 the Company is in default of the payment terms of its long-term debt and accordingly the entire balance of the debt has been classified as a current liability. See also note 2 below.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of TARDOXALTM as well as other projects.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc., a company controlled by the CEO of the Company, under which the Company is committed to pay $25,000 per month or $300,000 per annum. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

_________________________________
[1]

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

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC -1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

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

[2]	In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from third parties.

In addition, as at May 31, 2010, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in related to these agreements.

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

The Company has granted royalties to third parties based on future commercial sales of certain cardiovascular uses of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable. The Company does not have any royalty commitments on AGGRASTAT® nor on any future commercial sales of TARDOXALTM for the indication currently being pursued

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, President, Chairman and Chief Executive Officer

The founder of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba. Dr. Friesen played a key role in founding several health industry companies including Rh Pharmaceuticals (acquired by Cangene Inc.), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc. and KAM Scientific Inc. Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates. Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal. Dr. Friesen previously served as a senior executive of other publicly-traded companies, including a position as President of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.) In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg. Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation. Dr. Friesen devotes substantially all of his time to the Company. Date of birth is May 19, 1947

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

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

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

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

Dawson Reimer, MAES - Vice-President, Operations

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the Company's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Company at its inception and has been directly employed by the Company since 2001. Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, President, Chairman and Chief Executive Officer. Date of birth is May 7, 1971.

Eric Johnstone, CA – Chief Financial Officer

Eric has acted as The Company’s Chief Financial Officer since October 2009. His services are provided to the Company through a Management Services Agreement with Genesys Venture Inc. (“GVI”). In addition to The Company, Mr. Johnstone acts as Chief Financial Officer for Kane Biotech Inc. and Miraculins Inc. and is the Vice-President, Finance of DiaMedica Inc. Previous to his time at GVI and The Company, he was a Manager of Audit and Assurance at BDO Dunwoody LLP, working with a broad cross-section of businesses and organizations in Manitoba and Ontario. Eric is a Chartered Accountant and holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba. Date of birth is January 15, 1977.

Management

Dr. Albert D. Friesen - Chairman, President, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).

Dawson Reimer - Vice-President, Operations: Mr. Reimer holds the responsibility of commercial operations and managing the internal operations as well as certain other functional areas. (See “Directors and Senior Management” under this item)

Eric Johnstone, CA - Chief Financial Officer and Secretary: Mr. Johnstone is responsible for the Company’s financial management and accounting practices (see “Directors and Senior Management” under this item).

Scientific Advisory Board

The Scientific Advisory Board is called on by the Company’s Management and Board from time to time to provide independent review of research activities and work plans. At present and during the past year, the Company’s R&D activities have been minimal so no meetings were held but members of Scientific Advisory Board remain available to be called on as deemed appropriate. The members of the Scientific Advisory Board and a brief biography of each are as follows:

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

B. Compensation

No compensation of any kind was paid to the directors and executive officers of the Company during the year ended May 31, 2010, except for stock-based compensation described in Item 6(E) below and as follows:

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, and October 1, 2007. For the year ended May 31, 2010, the Company paid A.D. Friesen Enterprises Ltd., $281,000 in consulting compensation, including bonuses. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.

Dawson Reimer serves the Company as Vice President, Operations and received a salary of $135,000 payable in equal semi-monthly instalments in fiscal 2010.

During the year ended May 31, 2010, the Company paid directors a total of Nil (Year ended May 31, 2009: Nil; Year ended May 31, 2008: Nil; Year ended May 31, 2007: Nil; Year ended May 31, 2006: Nil) for consulting fees.

While the Company has agreed to provide its directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend, at present and for the duration of the 2010 fiscal year, due to the Companys current financial position, the board has offered and committed not to request, and has therefore not received, any compensation for their services as directors .. The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of four directors who were elected at the Company’s annual general meeting of the shareholders held on November 27, 2009. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Canada Business Companys Act. Dr. Albert D. Friesen has served as a director of the Company since September 1997. Dr. Arnold Naimark has served as a director of the Company since March 2000. Gerald McDole has served as a director of the Company since January 2004. Peter Quick has served as a director of the Company since November 2005.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Companys Act (the “Act”), the Company is required to have an Audit Committee. As at the date hereof, the Audit and Finance Committee is comprised of three independent directors: Gerald McDole (Chair), Dr. Arnold Naimark, and Peter Quick. The relevant experience of each member is described above. (See “Item 6. Directors, Senior Management and Employees”) Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public Company is prohibited from performing certain non-audit services. The Audit and Finance Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the audit committee charter.

AUDIT AND FINANCE COMMITTEE CHARTER

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit and Finance Committee is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with ethical policies and legal and regulatory requirements related to financial reporting, (3) the appointment, compensation, qualifications, independence and performance of the Company’s internal and external auditors, (4) the performance of the Company's independent auditors, and (5) performance of the Company's internal controls and financial reporting process.

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

Pre-approve all “related party transactions,” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a Company controlled by any of those parties or a family member of any of those parties.

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole and Peter Quick, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

The Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for the orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Company's responsiveness to environmental impact, health and safety and other regulatory standards.

The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officer’s suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary.

The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on the Company’s website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 6 employees. During the year ended May 31, 2010, the Company outsourced some of its general, administrative and research activities.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2010.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	9,621,699(1)	7.38%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	Eric Johnstone	Nil	Nil
Common shares	Dawson Reimer	289,735	0.22%

(1)

Dr. Albert Friesen holds 2,837,500 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the General Partner of the Fund.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2010. The stock options are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	150,000 150,000	$1.65 $1.63	December 6, 2015 October 14, 2016
Dr. Arnold Naimark	35,000 110,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Gerald P. McDole	75,000 10,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Peter Quick	100,000 50,000 10,000 50,000 10,000	$1.65 $1.54 $0.98 $0.04 $0.04	December 6, 2015 January 16, 2017 December 11, 2017 September 3, 2018 April 16, 2019
Eric Johnstone	nil	n/a	n/a
Dawson Reimer	65,000 100,000 100,000	$1.65 $1.63 $0.03	December 6, 2015 October 14, 2016 November 10, 2018

The Company has established an Incentive Stock Option Plan (the ‘‘Plan’’) for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX Venture Exchange. Each option entitles the holder thereof to purchase one (1) Common Share of the Company on the terms set forth in the Plan and in such purchaser’s specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Company’s Common Shares are listed for trading.

The number of Common Shares allocated to the Plan, the exercise period for the options (not to exceed five years), and the vesting provisions for the options will be determined by the board of directors of the Company from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 10% of the issued and outstanding Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2010, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a clearing house that owns approximately 76,483,337 (58.7%) of common shares of the Company on behalf of beneficial owners. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2) Winnipeg, Manitoba	9,621,699(1)	7.38%
Common shares	Dr. Lars Hoie London, England	20,018,230	15.36%

Notes:
(1)	Amount of shares as of May 31, 2010.
(2)	Dr. Albert Friesen holds 2,837,500 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.

As of April 27, 2009, there were approximately 6,860 shareholders of record worldwide. As of this date there were approximately 1,602 shareholders of record in the United States holding a total of 24,906,240 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2010, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 10,940,499 (or 8.40% of common shares).

To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

The major shareholders do not have any special voting rights.

B. Related Party Transactions

Other than as set forth below, management of the Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, any person beneficially owning, directly or indirectly, more than 10% of the Company’s voting securities, or any associate or affiliate of any such person in any transaction within the last three years or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries.

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly instalments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000. On October 1, 2007, a consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $275,000. The consulting contract expired on December 31, 2008. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2010, the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2009 the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2008, the Company paid a total of $272,249 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Company as of March 1, 2002. The lease agreement was subsequently amended on March 15, 2005. Pursuant to this agreement, the Company leased approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage. The lease terminated effective October 31, 2010. During the fiscal year 2010, $28,754 was paid for base and additional rent. During fiscal 2009, $69,012 was paid for base and additional rent. During fiscal 2008, $69,012 was paid for base and additional rent.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company is also the majority shareholder in a management service company, Genesys Venture Inc. which entered into a management service agreement with the Company as of October 1, 2010. The Chief Financial Officer's services, intellectual property management, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. During fiscal 2010, $175,000 was paid in accordance with the terms of this agreement.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms
Regulatory affairs support	June 22, 2009	Services provided as needed.
Pharmacovigilance and medical affairs support	August 1, 2009	Monthly retainer of $4,000, plus hourly charges for pharmacovigilance services outside base services.
Quality assurance support	June 1, 2010	Services provided as needed.
AGGRASTAT® clinical trial management	May 1, 2010	Services provided for on an hourly fee basis under terms of the contract.

During the fiscal 2010, $88,918 was paid to GVI CDS.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Included in Item 17 hereto are the consolidated financial statements of the Company for the years ended May 31, 2010, 2009 and 2008. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no significant legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

Dividend Policy

The Company has not paid dividends in the past and it has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time. All of the Company’s Shares are entitled to an equal share of any dividends declared and paid.

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

The Company's common shares are listed and traded on NEX board of the TSX Venture Exchange (“NEX”) under the symbol “MPH.H”. Prior to March 26, 2010, The Company’s shares traded on the Toronto Stock Exchange. The historical trading data for the common shares of the Company on the above-mentioned exchanges is set out below.

	TSX/NEX	TSX/NEX	Amex(1)	Amex(1)
Fiscal Period/Year Ended	High ($)	Low ($)	High ($US)	Low
				($US)
May 31, 2010	0.06	0.01	(2)	(2)
May 31, 2009	0.06	0.02	(2)	(2)
May 31, 2008	1.70	0.06	1.64	0.05
May 31, 2007	1.88	1.10	1.70	0.91
May 31, 2006	2.37	0.83	2.07	0.66

Fiscal Quarter Ended

May 31, 2010	0.04	0.02
February 28, 2010	0.06	0.02
November 30, 2009	0.05	0.01
August 30, 2009	0.02	0.01
May 31, 2009	0.04	0.03
February 28, 2009	0.04	0.02
November 30, 2008	0.06	0.02
August 31, 2008	0.05	0.02

Month

August 2010	0.02	0.01
July 2010	0.02	0.01
June 2010	0.03	0.02
May 2010	0.02	0.01
April 2010	0.03	0.01
March 2010	0.02	0.01

Note:
(1)	The Company commenced trading on the American Stock Exchange on February 17, 2004.
(2)	The Company ceased trading on the American Stock Exchange on July 3, 2008.

C. Markets

The Company's common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange on February 17, 2004. The Company’s shares ceased trading on the Amex effective July 3, 2008 and transferred from the Toronto Stock Exchange to the NEX board of the TSX Venture Exchange on March 26, 2010.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

1. Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

2. Directors

Under applicable Canadian law, the directors and officers of the Company, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Company. The directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 4.14 of By-Law No.1 of the Company (the “By-Law”) provides that a director shall not be disqualified by reason of his office from contracting with the Company or a subsidiary thereof. Subject to the provisions of the Canada Business Companys Act (the “Act”), a director shall not by reason only of his office be accountable to the Company or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 120 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Company and shall have been approved by the directors or shareholders of the Company as required by section 120 of the Act.

Section 4.01 of the By-Law states that the exact number of directors to form the board shall be determined from time to time by the directors of the Company entitled to vote at regular meetings. A quorum of the board shall be a majority of the board. No business shall be transacted at a meeting unless a quorum is present.

Section 3.01 of the By-Law states that the board may, without the authorization of the shareholders:

i)	borrow money upon the credit of the Company;
ii)	issue, reissue, sell or pledge debt obligations of the Company, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
iii)	subject to section 44 of the Act, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and
iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

The borrowing powers of the directors can be varied by amending the By-Law of the Company.

There is no provision in the By-Law imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 4.02 states that a director need not be a shareholder to be qualified as a director.

3. Shares

The Articles of the Company provide that the Company is authorized to issue an unlimited number of shares designated as Common Shares, Class A Common Shares and Preferred Shares. Except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series, each holder of the Common and Class A shares is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Company. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the Common and Class A shares are also entitled to receive dividends if, as and when declared by the directors of the Company and are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

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

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common and Class A Common Shares and over any other shares of the Company ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and Class A Common Shares and any other shares of the Company ranking junior to the Preferred Shares of a series as may be fixed in accordance with terms outlined above.

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

4. Rights of Shareholders

Under the Act, shareholders of the Company are entitled to examine, during its usual business hours, the Company’s articles and by-laws, notices of directors and change of directors, any unanimous shareholder agreements, the minutes of meetings and resolutions of shareholders and the list of shareholders.

Shareholders of the Company may obtain a list of shareholders upon payment of a reasonable fee and sending an affidavit to the Company or its transfer agent stating, among other things, that the list of shareholders will not be used by any person except in connection with an effort to influence the voting of shareholders of the Company, an offer to acquire shares of the Company or any other matter relating to the affairs of the Company.

Under the Act, shareholders of the Company may apply to a court having jurisdiction directing an investigation to be made of the Company. If it appears to the court that the formation, business or affairs of the Company were conducted for fraudulent or unlawful purposes, or that the powers of the directors were exercised in a manner that is oppressive or unfairly disregards the interests of the shareholders, the court may order an investigation to be made of the Company.

To change the rights of holders of stock, where such rights are attached to an issued class or series of shares, requires the consent by a separate resolution of the holders of the class or series of shares, as the case may be, requiring a majority of two-thirds of the votes cast.

The Company is organized under the laws of Canada. The majority of the Company’s directors, officers, and affiliates of the Company, as well as the experts named in this registration statement, are residents of Canada and, to the best of the Company’s knowledge, all or a substantial portion of their assets and all of the Company’s assets are located outside of the United States. As a result, it may be difficult for shareholders of the Company in the United States to effect service of process on the Company or these persons above within the United States, or to realize in the United States upon judgments rendered against the Company or such persons. Additionally, a shareholder of the Company should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

A meeting of shareholders may be held without notice at any time and at any place provided a waiver of notice is obtained in accordance with section 136 of the Act. The quorum for the transaction of business at meetings of the shareholders shall consist of not less than one (1) shareholder present or represented by proxy and holding in all not less than five (5%) percent of the issued capital of the Company carrying voting rights. At any meeting of shareholders, every person shall be entitled to vote who, at the time of the taking of a vote (or, if there is a record date for voting, at the close of business on such record date) is entered in the register of shareholders as the holder of one or more shares carrying the right to vote at such meeting, subject to the provisions of the Act.

6. Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the By-Law or other constituent document of the Company.

7. Change in Control of Company

No provision of the Company’s articles of association, charter or By-Law would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries. The Company does have a shareholder rights plan as outlined in Item 3.D – Risk Factors.

8. Ownership Threshold

The Manitoba and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Manitoba and Ontario Securities Acts also provide for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 5 days after the change takes place.

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

C. Material Contracts

The following are the material contracts of the Company, other than those mentioned elsewhere in this Form, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this registration statement.

a)	Management services agreement with Genesys Venture Inc., dated October 1, 2010

D. Exchange Controls

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 7 Taxation."

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote the Common Shares or the Class A common shares of the Company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

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

An investment in Common Shares of the Company by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of the Company and the value of the assets of the Company equalled or exceeded $184 million, the threshold established for 1999, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

An investment in Common Shares of the Company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets were $5.0 million or more, as indicated on the financial statements of the Company for its fiscal year immediately preceding the implementation of the investment.

A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares of the Company or acquired all or substantially all of the assets used in conjunction with the Company's business. The acquisition of less than a majority, but one-third or more of the Common Shares of the Company, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Common Shares.

The Investment Act would not apply to certain transactions in relation to Common Shares of the Company, including:

(a)	an acquisition of Common Shares of the Company by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment Company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2010, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending May 31, 2011. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending May 31, 2011, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2011 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If the Company is a “passive foreign investment Company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment Company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended May 31, 2010, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending May 31, 2011. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending May 31, 2009 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

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

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a Company which owns at least 10% of the voting stock of the Company at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the shares constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the NEX at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock.

If the Common Shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the Common Shares do not derive their value principally from real property situated in Canada.

Canadian Federal Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to Security holders who deal at arm's length with the Company, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, shares of the Company will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business or has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of the Company as capital property for the purposes of the Canadian Tax Act.

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

Generally, shares of the Company will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of the Company in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the particular time.

A holder of shares of the Company that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

While intended to address all material Canadian Federal Income Tax considerations, this summary is for general information purposes only, and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by the Company, or is provided by its legal counsel and/or auditors. Additionally, this summary does not consider the effects of United States federal, state, local or foreign income tax consequences.

Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the consequences of purchasing, owning, and disposing of common shares of the Company.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

The documents described herein may be inspected at the head office of Company at 2 – 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6, during normal business hours.

I. Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The primary objective of the Company’s investment activities is to preserve principal by maximizing the income the Company receives from such activities without significantly increasing risk. Securities that the Company invests in are generally highly liquid short-term investments such as term deposits with terms to maturity of less than one year.

Due to the short-term nature of these investments, the Company believes there is no material exposure to interest rate risk arising from such investments and accordingly, no quantitative tabular disclosure is required.

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. However, the Company has expenditures and holds investments denominated in a foreign currency. In fiscal 2010, it is estimated that approximately 72% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Companys product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for fiscal 2010 would have impacted loss for the year by 13%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.

Based on this evaluation carried out by the CEO and CFO, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company, with the participation of the CEO and the CFO, has conducted an evaluation of the design and operation of internal control over financial reporting as of May 31, 2010, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s ICFR was not effective as at May 31, 2010 due to the following material weaknesses:

1.

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 16 to the financial statements; and

2.

Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions.

These control deficiencies did not result in any adjustments to the Company’s annual audited or interim unaudited consolidated financial statements. However, the control deficiencies result in a reasonable possibility that a material misstatement in the financial statements may occur and not be detected on a timely basis.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

During the year the Chief Financial Officer resigned and was replaced. In addition, in connection with ongoing efforts to reduce operating costs, the Company transferred the accounting and administrative responsibilities to a company controlled by the CEO of the Company. As a result of outsourcing accounting and administrative responsibilities, certain procedural controls have been amended to better reflect changes in task assignments.

Other than as discussed above, there have been no changes in the Company's internal controls identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this Annual Report on Form 20-F which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Other than as discussed above, no other remediation activities have been undertaken in fiscal 2010 due to cost constraints and the Company’s focus on its capital restructuring.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2010, Mr. Gerald McDole, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. McDole (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the NYSE Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16B. CODE OF ETHICS

On August 23, 2004, the Company adopted a written Code of Business Conduct and Ethics (“Code of Ethics”) that applies to the Company’s principal executive officer, principal financial officer and to all its other employees. These standards are a guide to help ensure that all of the Company’s employees live up to high ethical standards. A copy of the Code of Ethics is maintained on the Company’s website at www.medicure.com.

The Company intends to disclose any amendment to or waiver from any provision in the Code of Ethics, that has occurred during the past fiscal year and that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, either in its Exchange Act annual report or on the Company’s Internet website.

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

(a) Audit fees

2010	2009
$87,500	$154,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees

2010	2009
$8,900	$12,500

Audit-related fees consist of fees billed for accounting consultations and services associated with the issuance of securities filings and prospectuses, if any.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2010 or 2009.

(d) All other fees

2010	2009
$-	$-

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

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Comprehensive loss;
4.	Consolidated Statements of Shareholders’ Equity (Deficiency)
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2010

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the board of directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to these financial statements. The Company maintains a system of internal control and processes intended to provide assurance that assets are safeguarded and to assist in preparation of relevant and reliable financial information.

The board of directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities. An audit committee of three non-management directors is appointed by the board. The audit committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the board of directors prior to the approval of the audited financial statements for publication.

KPMG LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ Eric Johnstone

Dr. Albert D. Friesen	Mr. Eric R. Johnstone, CA
President & CEO	Chief Financial Officer

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Medicure Inc.

We have audited the accompanying consolidated balance sheets of Medicure Inc. ("the Company") and subsidiaries as of May 31, 2010 and May 31, 2009 and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended May 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of May 31, 2010 and May 31, 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2010 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay that raise significant doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On June 1, 2009, the Company adopted the new recommendations of CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The effect of those changes is discussed in Note 2(r) to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Winnipeg, Canada
September 27, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
May 31, 2010 and 2009

	2010	2009

Assets
Current assets:
Cash	$371,262	$1,978,725
Accounts receivable (Note 4)	390,923	551,697
Inventories (Note 5)	550,975	631,303
Prepaid expenses	176,280	357,884

	1,489,440	3,519,609

Property and equipment (Note 6)	68,752	93,532
Intangible assets (Note 7)	4,414,882	5,936,819

	$5,973,074	$9,549,960

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,320,185	$1,512,377
Accrued interest on long-term debt (Note 8)	5,469,343	2,542,560
Long-term debt (Note 8)	24,140,199	-

	30,929,727	4,054,937

Long-term debt (Note 8)	-	25,041,982

Shareholders’ deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	9,065,720	9,065,720
Contributed surplus	4,044,810	3,921,998
Deficit	(154,081,806)	(148,549,300)

	(24,956,653)	(19,546,959)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)

	$5,973,074	$9,549,960

On behalf of the Board:

/s/ Albert Friesen	/s/ Gerald McDole
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Revenue:
Product sales, net	$3,317,073	$4,792,513	$2,247,129

Expenses:
Cost of goods sold, excluding amortization	571,688	377,079	605,623
Selling, general and administrative (Note 12)	4,474,825	9,255,219	12,072,596
Research and development (Note 11(a))	393,385	22,706	28,660,250
Investment tax credits	(306,692)	(565,932)	-
Write-down of fixed and intangible assets	769,335	1,755,955	13,056,697
Amortization	919,215	938,733	2,652,566

	6,821,756	11,783,760	57,047,732

Loss before the undernoted	(3,504,683)	(6,991,247)	(54,800,603)

Other expenses (income):
Interest and other income	(4,913)	(255,713)	(1,149,574)
Interest expense	3,279,608	4,944,682	3,830,838
Foreign exchange loss (gain), net	(1,246,872)	1,635,611	(79,346)

	2,027,823	6,324,580	2,601,918

Loss and comprehensive loss	$(5,532,506)	$(13,315,827)	$(57,402,521)

Basic and diluted loss per share	$(0.04)	$(0.10)	$(0.46)
Weighted average number of common shares used in computing basic and diluted loss per share	130,307,552	130,307,552	125,476,086

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Capital stock:
Balance, beginning of year	$116,014,623	$116,014,623	$109,102,397
Reclassification of warrants	-	-	(6,425,336)
Exercise of options for cash	-	-	90,241
Private placement on October 5, 2007, net of issue costs
of $714,445	-	-	13,247,321

Balance, end of year	116,014,623	116,014,623	116,014,623

Warrants:
Balance, beginning of year	9,065,720	9,094,635	-
Warrants expired during period	-	(28,915)	-
Reclassification of warrants	-	-	6,425,336
Warrants granted with long-term debt	-	-	809,344
Private placement on October 5, 2007, net of issue costs of $104,795	-	-	1,859,955

Balance, end of year	9,065,720	9,065,720	9,094,635

Contributed surplus:
Balance, beginning of year	3,921,998	3,568,055	3,035,024
Stock-based compensation	122,812	325,028	563,272
Warrants expired during period	-	28,915	-
Options exercised - transferred to capital stock	-	-	(30,241)

Balance, end of year	4,044,810	3,921,998	3,568,055

Deficit:
Balance, beginning of year	(148,549,300)	(135,233,473)	(77,830,952)
Loss and comprehensive loss for the period	(5,532,506)	(13,315,827)	(57,402,521)

Balance, end of year	(154,081,806)	(148,549,300)	(135,233,473)

Shareholders’ deficiency	$(24,956,653)	$(19,546,959)	$(6,556,160)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Cash provided by (used in):
Operating activities:
Loss and comprehensive loss for the year	$(5,532,506)	$(13,315,827)	$(57,402,521)
Adjustments for:
Amortization of property and equipment	22,969	42,907	78,222
Amortization of intangible assets	896,244	895,826	2,574,344
Amortization of deferred debt issue expense	198,192	383,445	327,484
Accretion on long-term debt	285,818	426,521	216,853
Stock-based compensation	122,812	325,028	563,272
Write-down of inventory	-	92,985	428,822
Write-down of property and equipment	4,041	-	-
Write-down of intangible assets	765,294	1,755,955	13,056,697
Unrealized foreign exchange (gain) loss	(1,372,970)	1,657,142	634,336
Change in the following:
Accounts receivable	160,774	332,646	1,163,917
Inventories	80,328	(407,929)	(105,177)
Prepaid expenses	181,604	739,220	71,499
Research advance	-	200,000	-
Accounts payable and accrued liabilities	(192,192)	(4,338,798)	(2,685,694)
Accrued interest on long-term debt	2,926,783	792,740	1,106,446

	(1,452,809)	(10,418,139)	(39,971,500)
Investing activities:
Acquisition of property and equipment	(2,230)	(3,552)	(14,588)
Acquisition of intangible assets	(139,601)	(234,990)	(572,520)

	(141,831)	(238,542)	(587,108)
Financing activities:
Issuance of common shares and warrants, net of share issue costs	-	-	15,167,276
Proceeds from issuance of long-term debt and warrants	-	-	25,022,600
Repayments of long-term debt	-	(14,454,000)	(3,959,616)
Debt issue expenses	-	-	(1,727,902)
Cash released from restriction	-	14,454,000	(11,916,000)

	-	-	22,586,358
Foreign exchange gain (loss) on cash held in foreign currency	(12,823)	730,476	(1,893,140)

Decrease in cash	(1,607,463)	(9,926,205)	(19,865,390)
Cash, beginning of year	1,978,725	11,904,930	31,770,320

Cash, end of year	$371,262	$1,978,725	11,904,930

Supplementary information:
Cash transactions:
Interest paid	$-	$3,341,975	$2,353,130
Interest received	14,350	542,761	1,023,347

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

1.	Nature of operations and going concern:

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

The Company’s lead research and development program is TARDOXALTM (product previously referred to as AVASTREMTM). This program grew out of Medicure’s effort to reposition MC-1, pyridoxal 5’ phosphate (P5P), a naturally occurring small molecule, for new chronic medical conditions.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At May 31, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2010 (note 8).

The Company has experienced a loss of $5,532,506 and negative cash flows from operations of $1,452,809 in the year ending May 31, 2010, and has accumulated a deficit of $154,081,806 as at May 31, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt, and in January 2010, retained advisors to assist in the evaluation of financial alternatives and fundraising options, and to assist in the partnership, license or sale of AGGRASTAT®. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

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

	(d)	Cash:

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

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(f)	Intangible assets (continued):

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

(g)	Deferred debt issue expenses:

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(m)	Income taxes:

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(q)	Financial instruments (continued):

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

Goodwill and intangible assets:

Effective June 1, 2009, the Company adopted CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

(s)	Recent accounting pronouncements not yet adopted:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations in the period following adoption. The Company is in the process of assessing the impact of adoption of Section 1601 and Section 1602 on its financial statements.

3.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating for fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

4.	Accounts receivable:

	May 31, 2010	May 31, 2009

Trade accounts receivable	$375,228	$448,563
Interest receivable	54	10,352
Other	15,641	92,782

	$390,923	$551,697

As at May 31, 2010, the trade accounts receivable consists of amounts owing from three customers which represent approximately 90 percent (May 31, 2009 - 95 percent) of trade accounts receivable.

5.	Inventories:

	May 31, 2010	May 31, 2009
Raw materials and packaging materials	$120,035	$145,146
Finished goods	430,940	486,157
	$550,975	$631,303

During the year ending May 31, 2010, the Company wrote-off unusable inventory of nil (May 31, 2009 - $92,985, May 31, 2008 - nil). Inventory expensed as part of cost of goods sold during the year ended May 31, 2010 was $218,702 (May 31, 2009 - $279,872, May 31,2008 - $130,850).

6.	Property and equipment:

		Accumulated	Net book
May 31, 2010	Cost	amortization	value
Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079
	$172,806	$104,054	$68,752
		Accumulated	Net book
May 31, 2009	Cost	amortization	value
Computer equipment	$155,958	$143,919	$12,039
Furniture, fixtures and equipment	184,056	102,563	81,493
	$340,014	$246,482	$93,532

Included in general and administration expenses is a gain on sale of property and equipment of $7,193 (2009 - nil, 2008 - nil) and the Company also recorded a write-down of property and equipment of $4,041 (2009 - nil, 2008 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value

Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029

	$10,677,268	$6,262,386	$4,414,882

	Cost, net of	Accumulated	Net book
May 31, 2009	impairments	amortization	value

Patents	$9,654,175	$4,696,494	$4,957,681
Trademarks	1,534,440	702,173	832,267
Customer list	270,784	123,913	146,871

	$11,459,399	$5,522,580	$5,936,819

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down of $765,294 (May 31, 2009 - $1,755,955, May 31, 2008 - $13,056,697). The Company also reviewed the remaining intangible assets for impairments as at May 31, 2010 and has determined no further write-downs were necessary.

During the year ended May 31, 2008, conditions had arisen which triggered the need to review the Company’s long-lived assets for impairment. As a result, the Company recorded an impairment write-down of $13,056,697 to the carrying value of value of patents, trademark, technology license, and customer list which exceeded their fair value based on discounted future cash flows and market prices for similar assets.

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	May 31, 2010	May 31, 2009
Birmingham long-term debt	$24,140,199	$25,041,982
Current portion of long-term debt	(24,140,199)	-
	$-	$25,041,982

Principal repayments to maturity by fiscal year are as follows:

2012	$869,071
2013	1,816,021
2014	2,604,853
2015	3,555,073
2016	4,694,581
Thereafter	12,615,401

26,155,000
Less deferred debt issue expenses (net of accumulated amortization of $559,837)	(2,014,801)

$24,140,199

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

8.	Long-term debt (continued):

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

As at May 31, 2010, the Company was in default of the terms of its debt financing obligations and continues to be in default. The current portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,540,151, or US $4,339,659 (May 31, 2009 - $1,899,186). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; and $2,063,280 was originally due July 15, 2010. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at May 31, 2010 (see Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity and the Company recorded a long-term debt liability of CDN$24,213,256. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of May 31, 2010, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

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

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2008	130,307,552	$ 116,014,623
Balance, May 31, 2009	130,307,552	116,014,623
Balance, May 31, 2010	130,307,552	$ 116,014,623

(c)	Options:

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

Changes in the number of options outstanding during the year ended May 31, 2010 and 2009 are as follows:

		May 31, 2010		May 31, 2009

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of year	7,272,807	$0.57	6,717,683	$0.87
Granted	-	-	2,905,000	0.04
Forfeited, cancelled or expired	(2,240,615)	0.26	(2,349,876)	0.82

Balance, end of year	5,032,192	$0.71	7,272,807	$0.57

Options exercisable, end of year	4,311,349		3,313,339

Weighted average fair value per unit of options granted during the year at market value on grant date		$-		$0.02

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

9.	Capital stock (continued):

	(c)	Options (continued):

Options outstanding at May 31, 2010 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $1.00	3,665,025	7.96 years	$0.31	2,965,849
$1.01 - $2.00	1,217,167	5.92 years	$1.65	1,195,500
$2.01 - $2.64	150,000	0.02 years	$2.64	150,000

$0.03 - $2.64	5,032,192	7.23 years	$0.71	4,311,349

The compensation expense related to stock options granted in previous periods under the stock option plan for the year ended May 31, 2010 was $122,812 (2009 - $325,028, 2008 - $563,272).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the following weighted average assumptions. There were no stock options granted during the year ended May 31, 2010.

	May 31, 2010	May 31, 2009

Expected option life	-	6.8 years
Risk free interest rate	-	3.55%
Dividend yield	-	nil
Expected volatility	-	73.55%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period from the date of issuance. For the year ended May 31, 2010, the Company recognized compensation expense of $122,812 (2009 - $325,028, 2008 - $563,272).

(d)	Warrants:

Changes in the number of warrants outstanding during the years ended May 31, 2010, 2009 and 2008 are as follows:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2010

104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

9.	Capital stock (continued):

(d)	Warrants (continued):

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2010

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8.

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

10.	Income taxes:

Significant components of the Company's future tax assets (liabilities) are as follows:

	2010	2009

Future tax assets:
Non-capital loss carry-forwards	$5,984,000	$4,956,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	249,000	632,000
Other	737,000	720,000

	10,763,000	10,101,000
less: Valuation allowance	(10,763,000)	(10,101,000)

	$-	$-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

10.	Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2010	2009	2008

Loss for the year:
Canadian	$1,250,420	$3,777,652	$5,111,984
Foreign	4,282,086	9,538,175	52,290,537

	$5,532,506	$13,315,827	$57,402,521

Canadian federal and provincial income taxes at 27.00% (2009 - 27.00%; (2008 - 27.00%)	$1,494,000	$3,595,000	$15,499,000
Change in rates	-	-	(964,000)
Permanent differences and other items	59,000	(64,000)	(126,000)
Foreign tax rate in foreign jurisdiction	(932,000)	(2,256,000)	(12,914,000)
Change in valuation allowance	(662,000)	(759,000)	(1,888,000)
Other	41,000	(516,000)	393,000

	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2010, the Company has the following available for application in future years:
•	Unutilized Canadian non-capital loss carried-forward balances for income tax purposes of $10,536,865 (2009 - $7,900,396; 2008 - $10,876,162), with expiry dates ranging from 2011 to 2030;
•	Unutilized foreign non-capital loss carried-forward balances for income tax purposes of $108,978,814 (2009 - $104,421,816; 2008 - $97,770,849), with no expiry;
•	Scientific research and development tax credits of $3,826,000 (2009 - $3,826,000; 2008 - $1,983,000), which can be applied against income taxes otherwise payable, with expiry by 2028.

11.	Commitments and contingencies:

	(a)	Commitments:

As at May 31, 2010 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase agreement
commitments

Contractual obligations payment due by fiscal period ending May 31: (USD $)
2011	644,000
2012	805,000
2013	403,000

$1,852,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

11.	Commitments and contingencies (continued):

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $1,852,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the CEO, (Note 12) under which the Company is committed to pay $25,000 per month or $300,000 per annum. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

Effective January 8, 2010, the Company entered into two agreements under which the Company may be committed to pay success fees for investment banking and advisory services related to the ongoing evaluation of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company. Fees payable under these agreements are contingent on successful completion of one or more of the above mentioned alternatives and accordingly have not been accrued at May 31, 2010,

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2010, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at May 31, 2010, the Company has committed to fund a further $3,000,000 in research and development activities under a development agreement with a research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

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

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 8).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

11.	Commitments and contingencies (continued):

	(d)	Contingencies:

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

12.	Related party transactions:

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related party transactions incurred during the years ended May 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Rent	45,477	69,012	76,268
Business and administrative services	431,000	281,000	272,249
Clinical research services	88,918	-	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human recourses and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"). In addition, pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31, 2010	May 31, 2009

Financial assets:
Cash and cash equivalents (held-for-trading)	371,262	1,978,725
Accounts receivable (loans and receivables)	390,923	551,697

	762,185	2,530,422

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	1,320,185	1,512,377
Accrued interest on long-term debt (other financial liabilities)	5,469,343	2,542,560
Long-term debt (other financial liabilities)	24,140,199	25,041,982

	30,929,727	29,096,919

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

13.	Financial instruments (continued):

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 8). The Company has not entered into future or forward contracts as at May 31, 2010.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At May 31, 2010, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company assessed liquidity risk as high because at May 31, 2010, the Company was in default of the terms of its debt financing obligations (Note 8). The Company continues ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 8.

(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

13.	Financial instruments (continued):

	(c)	Market risk (continued):

		(i)	Currency risk (continued):

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	May 31, 2010	May 31, 2009

Cash	$256,883	$1,151,509
Accounts receivable	344,406	410,885
Accounts payable and accrued liabilities	(972,472)	(934,099)
Accrued interest on long-term debt	(5,227,817)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

	$(30,599,000)	$(26,700,697)

Based on the above net exposures as at May 31, 2010, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 (May 31, 2009 - $1,500,000, May 31, 2008 - $1,800,000) in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the year ended May 31, 2010, with all other variables held constant, would have decreased the shareholders’ deficiency and decreased the net loss by approximately $2,300 (May 31, 2009 - $13,000, May 31, 2008 - $70,000). The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

14.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2010.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the year ended May 31, 2010, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 36 percent, Customer B accounted for 28 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 10 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	May 31, 2010	May 31, 2009

Canada	$40,871	$129,430
Barbados	4,397,819	5,837,505
United States	44,944	63,416

16.	Reconciliation of generally accepted accounting principles:

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

The effect of this difference is that for the year ended May 31, 2010, research and development expense would have increased by $139,601 (year ended May 31, 2009 - $234,990 and May 31, 2008 - $572,520). Under U.S. GAAP, the related reduction in amortization expense is $65,153 for the year ended May 31, 2010 (year ended May 31, 2009 - $61,821 and May 31, 2008 - $179,587). During the year ended May 31, 2010, the Company wrote-down its patent asset related to research and development activities by $765,294, respectively (year ended May 31, 2009 - $1,755,955 and May 31, 2008 - $883,784). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $765,294 (year ended May 31, 2009 - $1,755,955 and May 31, 2008 - $883,784).

	(b)	Change in accounting policies

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-01. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Change in accounting policies (continued):

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 141R. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 160. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 161. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 162. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under EITF Issue 00-19.

The consensus addresses the following issues:
How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

How an issuer should account for market-based employee stock option valuation instruments.

On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-5. As a result of the adoption of EITF 07-5, the Company reclassified its issued warrants out of equity classification to a liability classification and the warrants were marked-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 was classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a decrease to opening deficit as at that date.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Change in accounting policies (continued):

In May 2009, the FASB issued FAS No. 165, "Subsequent Events". This pronouncement establishes standards for accounting for and disclosing subsequent event (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 required an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. On September 1, 2009, the Company adopted the currently effective provisions of SFAS 165. The adoption of FAS 165 did not have a material impact on the Company's financial condition or results of operations.

In February 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issued related to an entity's requirement to perform and disclose subsequent event procedures. ASU 2010-09 requires entities to make filings with the Securities Exchange Commission (SEC) to evaluate subsequent events through the date the financial statements are issued. The new guidance became effective immediately for financial statements that are issued or available to be issued.

	(c)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	2010	2009	2008

Loss for the year, Canadian GAAP	$(5,532,506)	$(13,315,827)	$(57,402,521)
Adjustments for the following:
Intangible assets (a)	(139,601)	(234,990)	(572,520)
Amortization of intangible assets (a)	65,153	61,821	179,587
Impairment of intangible assets (a)	765,294	1,755,955	883,784
Change in fair value of warrants (b)	69,351	-	-

Loss for the year, U.S. GAAP	$(4,772,309)	$(11,733,041)	$(56,911,670)

Basic and diluted loss per share, U.S. GAAP	$(0.04)	$(0.09)	$(0.45)

Weighted average number of common shares	130,307,552	130,307,552	125,476,086

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	2010	2009	2008

Operating activities	$(1,592,410)	$(10,653,129)	$(40,544,020)
Investing activities	(2,230)	(3,552)	(14,588)
Financing activities	-	-	22,586,358

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Summary (continued):

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2010	2009	2008

Deferred debt issue expenses	$2,014,801	$2,250,518	$2,554,081
Long-term debt	26,155,000	27,292,500	36,741,000
Warrant liability	37,971	-	-
Intangible assets	3,845,916	4,676,656	5,510,661
Capital stock and contributed surplus	136,304,087	145,246,995	144,921,967
Deficit	(161,867,677)	(166,053,766)	154,320,725

(d)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Codification and Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles (formerly SFAS 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”).” Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Accounting Standards Codification® (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of ASUs. The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”),” which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

(d)	Recent accounting pronouncements (continued):

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. Early adoption is not permitted.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets, (formerly SFAS 166, “Accounting for Transfers of Financial Assets”).” This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale, a change to the amount of recognized gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Multiple-Deliverable Arrangements

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgmental made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

Revenue Recognition for Research and Development Transactions

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.

Other Schedules

Information required pursuant to Schedule 21.12 -04 of Regulation S-X has been disclosed on page 6. See Item 3A – Selected Financial Information.

Information required pursuant to Schedule 21.12 -09 of Regulation S-X is not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Bylaws [5];
1.8	Bylaw No. 2 **

4.	Material Contracts and Agreements:

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International Inc a license with regard to certain intellectual property [1];

4.3	Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International [1];

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2];

4.5	Stock Option Plan approved February 4, 2002 [3];

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [3];

4.8

Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4];

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5];

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5];

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5];

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International Inc. and CanAm Bioresearch Inc [5];

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6];

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International Inc. dated July 4, 2006 [6];

4.16	Amended Stock Option Plan approved October 25, 2005 [6];

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7];

4.18

Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

[1] Herein incorporated by reference as previously included in the Company’s Form 20-F registration statement filed on January 30, 2001.

[2] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on December 31, 2002.

[3] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on October 20, 2003.

[4] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 15, 2004.

[5] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 19, 2005.

[6] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 10, 2006.

[7] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 22, 2007.

[8] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2008.

[9] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 2, 2009.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2010

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert Friesen

Albert D. Friesen, Ph.D.
Chairman, President & CEO