Form 20-F
period 2011-05-31
MEDICURE INC
filed 2011-09-28
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2011
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

At May 31, 2011 the registrant had 130,307,552 common shares issued and outstanding

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
Yes [   ]    No [X]

As of May 31, 2011, the rate for Canadian dollars was US $0.9688 for CND $1.00.

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

  intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

  intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

  intention to develop TARDOXALTM for neurological disorders;

  intention to investigate and advance certain other product opportunities;

  intention to obtain regulatory approval for the Company's products;

  expectations with respect to the cost of the testing and commercialization of the Company's products;

  sales and marketing strategy;

  anticipated sources of revenue;

  intentions regarding the protection of the Company's intellectual property;

  business strategy; and

  intention with respect to dividends.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

  general business and economic conditions;

  the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

  the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

  the ability of the Company to continue as a going concern;

  the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

  results of current and future clinical trials;

  the uncertainties associated with the acceptance and demand for new products;

  clinical trials not being unreasonably delayed and expenses not increasing substantially;

  government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

  the Company's ability to attract and retain skilled staff;

  inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

  market competition;

  tax benefits and tax rates; and

  the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at May 31, 2011 and 2010 and for the fiscal years ended May 31, 2011, 2010 and 2009 was extracted from the audited consolidated financial statements of the Company included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2009, 2008 and 2007 and for the fiscal years ended May 31, 2008 and 2007 was extracted from the audited financial statements of the Company not included in this annual report. Reference is made to Note 17 of the consolidated financial statements of the Company included herein for a discussion of the material measurement differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments. The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt. As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 as described in Note 8 to the accompanying financial statements. On July 18, 2011, the long-term debt was settled as described in Note 16 to the accompanying financial statements. The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms, should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2011	2010	2009	2008	2007
(as at period end)	$	$	$	$	$
Current Assets	1,824,625	1,489,440	3,519,609	14,402,736	35,827,187
Property and Equipment	50,996	68,752	93,532	132,887	196,521
Intangible Assets	3,298,286	4,414,882	5,936,819	8,353,610	23,412,131
Other Assets	-	-	-	11,916,000	349,963
Total Assets	5,173,907	5,973,074	9,549,960	34,805,233	59,785,802
Total Liabilities	32,067,612	30,929,727	29,096,919	41,361,393	25,479,333
Net Assets / (Deficiency)	(26,893,705)	(24,956,653)	(19,546,959)	(6,556,160)	34,306,469
Capital Stock, Warrants and Contributed Surplus	129,202,210	129,125,153	129,002,341	128,677,313	112,137,421
Deficit	(156,095,915)	(154,081,806)	(148,549,300)	(135,233,473)	(77,830,952)
Statement of Operations (for the fiscal year ended on)
Product Sales	3,628,274	3,317,073	4,792,513	2,247,129	5,944,730
Interest and Other	473	4,913	255,713	1,149,574	1,590,801
Income
Loss from Continuing Operations	(2,014,109)	(5,532,506)	(13,315,827)	(57,402,521)	(31,703,386)
Net Loss for the Period	(2,014,109)	(5,532,506)	(13,315,827)	(57,402,521)	(31,703,386)
Basic and Diluted Loss per Share Weighted-Average	(0.02)	(0.04)	(0.10)	(0.46)	(0.30)
Number of Common Shares Outstanding	130,307,552	130,307,552	130,307,552	125,476,086	104,879,404

Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31,	May 31,	May 31,	May 31,	May 31,
	2011	2010	200$9	2008	2007
(as at Period end)	$	$		$	$
Current Assets	1,824,625	1,489,440	3,519,609	14,402,736	35,827,187
Property and Equipment	50,996	68,752	93,532	132,887	196,521
Intangible Assets	3,011,909	3,845,916	4,676,656	5,510,661	20,078,862
Other Assets	1,751,482	2,014,801	2,250,518	14,470,081	349,963
Total Assets	6,639,012	7,418,909	10,540,315	34,516,365	56,452,533
Total Liabilities	33,829,691	32,982,499	31,347,086	43,915,123	25,479,333
Net Assets / (deficiency)	(27,190,679)	(25,563,590)	(20,806,771)	(9,398,758)	30,973,200
Capital Stock, warrants and Contributed Surplus	136,381,144	136,304,087	145,246,995	144,921,967	128,382,255
Deficit	(163,571,823)	(161,867,677)	(166,053,766)	(154,320,725)	(97,409,055)
Statement of Operations
Product Sales	3,628,274	3,317,073	4,792,513	2,247,129	5,944,730
Interest and Other Income	473	4,913	255,713	1,149,574	1,590,801
Loss from Continuing Operations	(1,704,146)	(4,772,309)	(11,733,041)	(56,911,670)	(32,114,817)
Net Loss for the Period	(1,704,146)	(4,772,309)	(11,733,041)	(56,911,670)	(32,114,817)
Basic and Diluted Loss per Share	(0.01)	(0.04)	(0.09)	(0.45)	(0.31)
Weighted-Average Number of Common Shares Outstanding	130,307,552	130,307,552	130,307,552	125,476,086	104,879,404

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

	May 31, 2011	May 31, 2010	May 31, 2009	May 31, 2008	May 31, 2007

Period End	0.9688	0.9583	0.9160	1.0070	0.9349
Average	0.9679	0.9403	0.8645	0.9857	0.8798

	September	August	July	June	May	April	March
	2011	2011	2011	2011	2011	2011	2011
	(Sep. 1- 21)
High for Period(1)	1.0271	1.0452	1.0630	1.0390	1.0582	1.0582	1.0340
Low for Period(1)	0.9941	1.0031	1.0288	1.0093	1.0187	1.0286	1.0093

Notes:
(1) Figures are extracted from daily exchange rates

As of September 21, 2011 the exchange rate to convert one Canadian dollar into one U.S. dollar was 1.0059.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

The Company’s business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to the Company.

Going concern risk

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses since incorporation.

The Company has experienced a loss of $2,014,109 for the year ending May 31, 2011, and has accumulated a deficit of $156,095,915 as at May 31, 2011. The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in note 8 of the audited consolidated financial statements for the year ended May 31, 2011. On July 18, 2011, the long-term debt was settled as described in Note 16 of the audited consolidated financial statements for the year ended May 31, 2011.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. The Company expects to continue to incur losses and may never achieve profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Company’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Company has incurred net losses every year since inception in 1997. The Company incurred net losses of $2,014,109 for the year ended May 31, 2011, $5,532,506 for the year ended May 31, 2010, $13,315,827 for the year ended May 31, 2009, $57,402,521 for the year ended May 31, 2008, and $31,703,386 for the year ended May 31, 2007.

The long-term profitability of the Company’s operations is uncertain, and may never occur. The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities, including its drug discovery, preclinical and clinical development programs;
b)	obtaining Canadian and United States regulatory approvals to market any of its lead products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to successfully prosecute and defend its patents and other intellectual property; and
f)	the ability to successfully market the Company’s products including AGGRASTAT® (tirofiban hydrochloride), given that it has limited resources.

If the Company does achieve profitability, it may not be able to sustain or increase profitability in the future.

The Company may be exposed to short-term liquidity risk.

To a certain extent the Company relies on trade credit, as well as cash from term debt and equity issues to provide the necessary short-term financing to conduct the Company’s research and development activities as well as its commercial operations. Should suppliers and other creditors decline to extend short-term credit to the Company in the future, it may have a material adverse effect on the Company’s business prospects, financial results and financial condition.

Despite current indebtedness levels, the Company may still be able to incur substantially more debt. This could further exacerbate the risks associated with the Company’s substantial leverage.

Despite current indebtedness levels, the Company may still be able to incur substantial additional indebtedness in the future. As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in note 8 of the audited consolidated financial statements for the year ended May 31, 2011. On July 18, 2011, the long-term debt was settled as described in Note 16 of the audited consolidated financial statements for the year ended May 31, 2011.

The Company may never receive regulatory approval in Canada, the United States or abroad for any of its products in development. Therefore, the Company may not be able to sell any therapeutic products currently under development.

The Company’s failure to obtain necessary regulatory approvals to fully market its current and future development stage products in one or more significant markets may adversely affect its business, financial condition and results of operations. The process involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

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

If the Company fails to successfully complete its clinical trials, it will not obtain approval from the U.S. Food and Drug Administration (“FDA”) and other international regulatory agencies, to market its leading products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

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

The Company subsidiary, Medicure International, Inc., has a contract with CanAm Bioresearch Inc. (“CanAm”) to perform for it a significant amount of its research and development activities. Because of the specialized scientific nature of the Company’s business, the loss of services of CanAm may require the Company to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Company may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

Also, certain of the Company’s management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Company. Although subsequent to May 31, 2011, the Company purchased key person insurance for Dr. Albert Friesen, Chief Executive Officer, the Company does not have key person insurance in effect in the event of a loss of any management, scientific or other key personnel. The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company faces substantial technological competition from many biotechnology and pharmaceutical companies with much greater resources, and it may not be able to effectively compete.

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

The Company is currently dependent on its remaining inventory of its sole commercial product, AGGRASTAT® and does not have in place a qualified supplier of raw material used in the manufacture of AGGRASTAT®.

Subsequent to May 31, 2011, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party as described in Note 16 of the audited consolidated financial statements for the year ended May 31, 2011. The Company’s subsidiary, Medicure Pharma, Inc., also has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement is due to expire on July 1, 2012. If the supply of raw material or the manufacturing agreement for AGGRASTAT® is terminated or interrupted, or if the Company and its subsidiaries are unable to establish new or maintain existing third party manufacturers, or if the inventories of AGGRASTAT® currently held are contaminated or otherwise lost, and the Company was unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

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

The Company has no experience in commercial manufacturing and has limited resources for marketing or selling its products. The Company may never be able to successfully manufacture and market certain of its products. If any other of its products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possible to market and sell its products. Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Company’s control. Failure of or delay by a third party manufacturer of the Company’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects. Failure of or delay by a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

The Company has limited product liability insurance and may not be able to obtain adequate product liability insurance in the future.

The sale and use of the Company’s commercial and development products , and the conduct of clinical studies involving human subjects, may entail product and professional liability risks, which are inherent in the testing, production, marketing and sale of new drugs to humans. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly interfere with the Company’s business.

If the Company is unable to successfully protect its proprietary rights, its competitive position will be adversely affected.

The Company’s success will depend partly on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Company owns or jointly owns numerous patents from the United States Patent Office and other jurisdictions. The Company has additional pending United States patent applications along with applications pending in other jurisdictions. The Company’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Company in the future may not be patentable.

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

The pharmaceutical sales and marketing industry within which the Company operates is a complex legal and regulatory environment. The failure to comply with applicable laws, rules and regulations may result in civil and criminal legal proceedings. As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, prior conduct may be called into question. The Company may become subject of federal and/or state governmental investigations into pricing, marketing, and reimbursement of its prescription drug product. Any such investigation could result in related restitution or civil litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Company by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against the Company. Any of these consequences could materially and adversely affect the Company’s financial results.

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

Even if the Company’s products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company anticipates that it will take many years before its initial products may be sold commercially. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

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

The majority of the Company’s sales revenues and a substantial portion of its selling, general and administrative expenses are denominated in U.S. dollars. The Company does not utilize derivatives, such as foreign currency forward contracts and futures contracts, to manage its exposure to currency risk and as a result a change in the value of the Canadian dollar against the U.S. dollar could have a negative impact on the Company’s business prospects, financial results and financial condition. As well, at May 31, 2011, the Company had US$47.2 million of future debt service obligations (minimum payments), which was subsequently settled.

The Company may need to raise additional capital through the sale of its securities, resulting in dilution to its existing shareholders. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Company’s operations.

The Company has limited financial resources and has financed much of its operations through the sale of securities, primarily common shares. The Company has significant on-going cash expenses and limited ability to generate cash from operations. To meet its on-going cash needs the Company may need to continue its reliance on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

As of May 31, 2011, the Company had 130,307,552, common shares issued and outstanding. A further 2,322,192 common shares are issuable upon exercise of outstanding stock options and another 9,358,521 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 10% of the outstanding common shares at any time.

On July 18, 2011, the Company issued 52,640,043 shares and 12,542,000 stock options in conjunction with transactions announced on that date as described in Note 16 to the audited consolidated financial statements for the year ended May 31, 2011.

Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2011, the Company’s common shares closed at a price of CDN$0.02 on the NEX board of the TSX Venture Exchange (“NEX”). For the period from June 1, 2010 to May 31, 2011, the high and low trading prices of the Company’s common shares were CDN$0.03 and CDN$0.005, respectively, with a total trading volume of 27,386,211 shares. The Company’s shares were delisted from Amex on July 3, 2008 and from the TSX on March 26, 2010.

Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2010 to May 31, 2011 has fluctuated, with a high of 2,023,365 shares and a low of nil shares, averaging approximately 107,941 shares. Accordingly, the trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company, such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;

  litigation or threat of litigation;

  failure to achieve, or changes in, financial estimates of individual investors and/or by securities analysts;

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

On March 26, 2010, the Company’s common shares were delisted from the TSX due to the Company’s current inability to meet continued listing requirements. On March 29, 2010, the Company’s common shares commenced trading on the NEX board of the TSX Venture Exchange under the symbol “MPH.H”. The transfer in stock exchange listing to the NEX was designed to ensure continuous trading and continued liquidity for the Company’s shareholders.

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

If the Company is classified as a “passive foreign investment Company” for United States income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

The Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2011, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending May 31, 2012. (See more detailed discussion in Item 10 E – Taxation) However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending May 31, 2012, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2012 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Risks associated with Material weaknesses within the Company’s financial reporting and review process

In connection with its review of the Company’s internal control over financial Reporting, the Company has identified material weaknesses with the Company’s financial reporting and review process, involving the preparation and review of the reconciliation from Canadian GAAP to United States GAAP, the accounting and reporting for complex transactions due limited staff and the resignation of the Company’s Chief Financial Officer subsequent to year-end resulting in procedures over the year-end close process not operating effectively. Based on such determination, the Company’s management concluded that the Company’s internal control over financial reporting was not effective as of May 31, 2011. The Company either plans to ensure adequate personnel are available with the necessary training and expertise or rely on an external third party to provide this control. In addition, the Company appointed a new Chief Financial Officer on September 22, 2011. Any failure to remediate the material weaknesses, to implement the required new or improved control, or difficulties encountered in the implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.

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

Since that time and up until the current date, further organizational charges have been undertaken to further reduce expenses and find operational efficiencies. The Company’s ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, and on maintaining adequate working capital, whether by means of financing, debt, revenue and further cost control measures. As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011. On July 18, 2011, the Company settled its long-term debt to Birmingham in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

B. Business Overview

Plan of Operation
Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s research and development program is focused on developing new plans related to AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders. The Company also continues to explore certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans. The Company estimates it has sufficient working capital and revenue to fund ongoing operations. On July 18, 2011, the Company settled its existing long-term debt.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT® (tirofiban HCl). In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of, the US $400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

Recent Developments

  Sale of inventory:

  On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and will pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT® sales based on a percentage of sales.

  Debt settlement and related transactions:

  On July 18, 2011, the Company settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

  In addition, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016. The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

  Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

  Stock options:

  On July 18, 2011, the Company issued 12,542,000 stock options under the Company's approved stock option plan to employees and consultants of the Company, including the chief executive officer and chief operating officer, at an exercise price of $0.10 per common share. The options vest immediately and expire after ten years.

Commercial:

In fiscal 2007, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride), in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company continues to support the product through its home office and a small, dedicated field force of cardiovascular specialists employed under the Company’s US subsidiary, Medicure Pharma Inc.

Net revenue from the sale of AGGRASTAT® for the year ended May 31, 2011 increased 9% over the net revenue for the year ended May 31, 2010. All of the Company’s sales are denominated in US dollars. The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Going forward and contingent on sufficient finances being available, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions. A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXALTM. The Company is interested in out-licensing its library of small molecule antithrombotic drugs.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Phase III/IV - planning
TARDOXALTM	TD/Neurological indications	Phase II - enrolling patients
MC-45308	Thrombosis reduction	Discovery - pursuing partnership

The TARDOXALTM program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development. The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and also speed development of this molecule for application to TD.

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

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

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development. The Company is interested in out-licensing its library of small molecule anti thrombotic drugs.

The Company may from time to time evaluate other product opportunities for potential license with the objective of further broadening its product and patent portfolio.

Potential New Products in Development Stage

One of the Company’s primary focuses is the clinical development and commercialization of its lead research product, TARDOXALTM (pyridoxal 5-phosphate) for TD. TD is a serious movement disorder which results from long-term treatment with antipsychotic medications. At present there is no treatment available for TD in the US. TARDOXALTM’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Until 2008, the Company had been focused on the development of its then lead product MC-1 as a cardioprotective treatment in reducing damage to the heart associated with acute ischemic and reperfusion injury (MEND-1 Phase-II study). Due to lack of resources and the inability to demonstrate efficacy in the Company’s Phase III study, MEND-CABG II, this development program was placed on hold. This product also has potential to provide other chronic cardiovascular benefits to patients with hyperlipidemia, hperglycemia and hypertension. The Company has clinical data and intellectual property related to some of these potential applications and is interested in advancing these applications through a partnership with another pharmaceutical company. However, at this time sufficient resources are not available to pursue these applications. MC-1 is the same chemical compound being developed for TD under the name TARDOXALTM.

In research and development conducted prior to fiscal 2009, the Company developed a novel series of small molecule dual acting anticoagulant/antiplatelet compounds which may be useful in treating venous and arterial thrombosis.

The Company seeks to establish a licensing arrangement or R&D collaboration to advance these compounds to human clinical studies when sufficient financial resources are available to do so.

As at May 31, 2011, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

The only commercial product the corporation currently has, being AGGRASTAT®, which is owned by the Company’s subsidiary, Medicure International, Inc., and is sold in the United States of America through the Company’s subsidiary, Medicure Pharma, Inc.

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

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in clinical development. However, the utilization of its drug may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved agents, ticagrelor (Brilinta®) and prasugrel (Effient®). The potential future launch of generic versions of AGGRASTAT® and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

1.

Maintaining and Growing AGGRASTAT® sales in the United States. The present market for the class of drug GP IIb/IIIa, of which AGGRASTAT® is one of three in the USA market, is approximately $400 million per year (2010). At present AGGRASTAT® has ≤ 2% of this market. AGGRASTAT® is recommended by the AHA and ACC Guidelines as one of the three GP IIb/IIIa drugs to be used for the treatment of ACS. AGGRASTAT® has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

2.

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®: As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. One important aspect of the strategy is the Company’s efforts to expand and modify the product label. Any such change is dependent upon review and approval by the FDA and may necessitate substantial regulatory filing fees. Clinical development activities would also require substantial financial resources to conduct. While the Company believes that it will be able to finalize a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement all aspects of this plan. Until such resources become available, the Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

3.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications. The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXALTM or other agents from its product pipeline. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. While the Company has had informal discussions with potential partners in this regard, no formal agreement or letter of intent has been entered into by the Company as of the date hereof.

C. Organizational Structure

Medicure International, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.’s head office is located at 2nd Street, Holetown, St. James, Barbados.

Medicure Pharma Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma Inc.’s head office is located at 500 Atrium Drive, Somerset, NJ, 08873.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at May 31, 2011, American Cardio Therapeutics Inc. had no activity and it is the Company’s intention that American Cardio Therapeutics Inc. will be wound up.

Medicure Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the United Kingdom, on May 19, 2006. Medicure Europe Limited ceased operations on August 4, 2009.

D. Property, Plants and Equipment

Office Space

Included in connection with the business and administration services agreement entered into with Genesys Venture Inc. (see F. Contractual Obligations), the Company has use of approximately 750 square feet of office space as part of its business services contract with a related party. The office is located in Winnipeg, Manitoba, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3 - Key Information - D. Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended May 31, 2011, May 31, 2010 and May 31, 2009 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) included under Item 17 to this annual report. Material measurement differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in note 17 to the consolidated financial statements of the Company included herein.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation in accordance with Item 17 of Form 20-F of adjustments required to present in accordance with United States generally accepted accounting principles (“US GAAP”) is described in note 17 to the audited consolidated financial statements for the year ended May 31, 2011. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

Going concern assumption and continuity of operations
The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses since incorporation.

The Company has experienced a loss of $2,014,109 for the year ending May 31, 2011, and has accumulated a deficit of $156,095,915 as at May 31, 2011. The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional funds, which may not be available under favourable terms, should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in note 8 of the audited consolidated financial statements for the year ended May 31, 2011. On July 18, 2011, the long-term debt was settled as described in Note 16 of the audited consolidated financial statements for the year ended May 31, 2011.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

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

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

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

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized commencing upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful life of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

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

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Stock-based compensation
The Company has a stock option plan for its directors, management, employees, and consultants. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the year ended May 31, 2011, the Company recorded stock-based compensation of $77,057 (May 31, 2010 - $122,812).

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

Year Ended May 31, 2011 Compared to the Year Ended May 31, 2010

Net product sales for fiscal 2011 were $3,628,000, compared to $3,317,000 in fiscal 2010. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars. The increase compared to fiscal 2010 is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

Cost of goods sold, excluding amortization, for fiscal 2011 were $674,000 compared to $572,000 in fiscal 2010. The Company has a minimum purchase commitment for the manufacturing of AGGRASTAT® and as a result has recorded a $0.1 million charge to recognize this commitment. For the year ended May 31, 2011, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® and the write-off of expired inventory during 2011.

Total Selling, general, and administrative expenditures for fiscal 2011 were $2,818,000, compared to $4,475,000 in fiscal 2010. Selling, general, and administrative expenditures related to AGGRASTAT® were $1,657,000 in fiscal 2011, compared to $3,277,000 in fiscal 2010. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures - AGGRASTAT® decreased during the year ended May 31, 2011 as compared to same period in the prior year mainly due to :

  The Company payroll costs were lower during the period, attributable to management's efforts to reduce operating costs;

  The average US exchange rate for the period was lower than the in the comparable periods of 2010 resulting in a decrease in selling, general and administrative expenditures; and

  Overall the Company’s selling, general and administrative expenditures related to AGGRASTAT® are lower in many areas as a result of the cost curtailment program.

Selling, general and administrative expenditures – Other decreased during the year ended May 31, 2011 as compared to same period in the prior year mainly due to:

  Overall the Company’s selling, general and administrative expenditures – other are lower in many areas as a result of the cost curtailment program. Significant reductions are noted in payroll, rent, and insurance;

  During fiscal 2011, the Company has incurred an increase of legal and professional fees related to ongoing discussions with the Company's secured lender.

Net research and development expenditures for fiscal 2011 were $205,000, compared to $393,000 in fiscal 2010. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses all research and development costs. The decrease in research and development expenditures, for the year ended May 31, 2011 as compared to the same period in fiscal 2010 is due to reductions in the modest funds allocated by the Company to advance its TARDOXALTM clinical trial. As a result of the decline in research and development activities, there were not any investment tax credit recoveries during fiscal 2011. In fiscal 2010, investment tax credit recoveries totalled $0.3 million.

The Company’s Impairment of Intangibles assets for fiscal 2011 were $280,000, compared to $769,000 in fiscal 2010. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender certain issued patents and withdraw certain applications under review. The majority of these patents were in the review stage in numerous countries. As a result, impairment charges of $280,235 were recorded to write off the carrying value of certain specific patents.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Amortization for the year ended May 31, 2011 was $899,000, compared to $919,000 in fiscal 2010. For the year ended May 31, 2011, amortization decreased as compared to the prior year as a result of the write-down in intangibles in the third and fourth quarters of fiscal 2010. The majority of amortization expense in both periods relates to the amortization of AGGRASTAT® intangible assets.

Interest expense for fiscal 2011 was $3,122,000, compared to $3,280,000 in fiscal 2010. The decrease in interest expense for the year ended May 31, 2011 as compared to the prior fiscal year is primarily due to the increase in the strength of the Canadian dollar as compared to the US dollar.

The net foreign exchange gain for the year ended May 31, 2011 was $2,355,000, compared to a net foreign exchange gain of $1,247,000 in fiscal 2010. The net foreign exchange gain during the year ended May 31, 2011 changed by $1.11 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the quarter. Foreign exchange gain represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar increased over the period, with exchange rates moving from 1.046 as at May 31, 2010 to 0.969 as at May 31, 2011, which resulted in a foreign exchange gain of $2.4 million for the period. In the prior year, the value of the Canadian dollar as compared to the US dollar strengthened, with exchange rate equal to 1.092 as at May 31, 2009 moving to 1.046 as at May 31, 2010, which resulted in a foreign exchange gain of $1.25 million for the prior year.

For the year ended May 31, 2011, the Company recorded a consolidated net loss of $2,014,000 or $0.02 per share compared to a consolidated net loss of $5,533,000 or $0.04 per share for the year ended May 31, 2010. As discussed above the main factors contributing to the decrease in the loss as compared to 2010 fiscal year were the increases in wholesale AGGRASTAT®, sales and the Company's cost curtailment program whereby operating costs (exclusive of debt servicing requirements and costs related to restructuring of debt as discussed above) have been reduced.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 130,507,552 for the years ended May 31, 2011 and 2010.

Year Ended May 31, 2010 Compared to the Year Ended May 31, 2009

Net product sales for fiscal 2010 were $3,317,000, compared to $4,793,000 in fiscal 2009. The Company sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The decline is attributable to fluctuations in foreign currency exchange rates and an increase in wholesaler purchasing in advance of a price increase introduced during the 3rd quarter of 2009. Since then, wholesale purchasing has more closely reflected hospital demand with modest fluctuations attributing to wholesaler inventory adjustments.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

Cost of goods sold, excluding amortization, for fiscal 2010 were $572,000 compared to $377,000 in fiscal 2009. The Company has a minimum purchase commitment for the manufacturing of AGGRASTAT® and as a result has recorded a $0.3 million charge to recognize this commitment. The increase is partially offset by direct costs linked to lower sales volume during the year ended May 31, 2010 as compared to of 2009.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash provided by (used in) operating activities for the year ended May 31, 2011 increased $1,930,288 to $444,479 compared to ($1,452,809) for 2010 primarily due to improved operating results in the Company’s AGGRASTAT® operations and lower overall expenditures as a result of the cost curtailment program.

Investing and financing activities for the year ended May 31, 2011 and 2010 were insignificant.

At May 31, 2011 the Company had cash totaling $750,184 compared to $371,262 as of May 31, 2010. As at May 31, 2011, the Company had a working capital deficiency of $30.2 million compared to $29.4 million at May 31, 2010. Fluctuations in working capital are mainly due to increases in accrued interest on long-term debt and use of funds to support operations and changes in foreign currency exchange rates.

The Corporation has long-term debt at May 31, 2011 of US$25.0 million recorded in its financial statements relating to the Birmingham debt described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2011. Interest is accrued based on an annual effective interest rate of 13.3% . The minimum annual debt obligations are disclosed under Contractual Obligations.

At May 31, 2011, the Company has accrued US$7.8 million (CDN$7.6 million) in debt service obligations. Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, US$258,703 was originally due April 15, 2011, and US$2,906,188 was originally due on July 15, 2011. As described in the "Recent Developments" section of this annual report, the Company settled its long-term on July 18, 2011.

The total number of common shares issued and outstanding at May 31, 2011 and 2010 was 130,307,552.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependant upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions. A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXALTM. The Company is interested in out-licensing its library of small molecule anti thrombotic drugs.

The TARDOXALTM program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development. The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and also speed development of this molecule for application to TD.

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development. The Company is interested in out-licensing its library of small molecule anti thrombotic drugs.

The Company may from time to time evaluate other product opportunities for potential license with the objective of further broadening its product and patent portfolio.

As outlined in Item 17, Company-sponsored research and development net expenditures for fiscal 2011 were $205,000 (2010 - $393,000; 2008 - $23,000). During fiscal 2009, the Company, and with the support of our clinical partners and service providers, was able to secure a recovery on certain research and development costs incurred in fiscal 2008 of approximately $970,000.

Patents and Licenses

The Company has 24 issued patents, 23 from the United States Patent Office and one patent from New Zealand providing protection for AGGRASTAT® and certain uses of MC-1 and related compounds in treatment of cardiovascular diseases and other compounds for the use in cardiovascular disease. The Company will continue to file patents to extend protection of MC-1 and for new compounds in development. The patents currently issued to the Company are as follows:

Patent Number	Issue Date	Title
5,292,756	March 8, 1994	Novel Sulfonamide Fibrinogen Receptor Antagonists
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,043,259	March 28, 2000	Treatment of Cardiovascular and Related Pathologies
6,051,587	April 18, 2000	Treatment of Age Related Hypertension
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1

6,417,204	July 9, 2002	5-AZA Analogues
6,538,112	March 25, 2003	Anticoagulant Test
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,780,997	August 24, 2004	Cardioprotective Phosphonates and Malonates
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels
7,425,570	September 16, 2008	Pyridoxine and Pyridoxal Analogues: New Uses
7,442,689	October 28, 2008	Cardioprotective Phosphonates and Malonates
7,812,037	October 12, 2010	Dual antiplatelet/anticoagulant pyridoxine analogs
548,346	May 13, 2010	Combination therapies employing a composition comprising a HMG CoA reductase inhibitor and a vitamin B6 related compound

Patents 6,043,259, 6,051,587, and 6,339,085 are jointly owned by the Company and the University of Manitoba. Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a newly revised version executed November 24, 2006, which supersedes all previous versions, (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Company. Pursuant to the License Agreement, the Company has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology. The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

The MC-1 technology is derived from work done by employees of the Company and by two employees of the University of Manitoba, Dr. Naranjan Dhalla and Dr. Krishnamurti Dakshinamurti, Professor Emeritus, Department of Biochemistry.

Patents 5,292,756, 5,733,919, 5,965,581, 5,972,967, 5,978,698, 6,136,794, 6,538,112 and 6,770,660 were purchased by the Company from MGI GP, INC. (a Delaware corporation doing business as MGI PHARMA and its Affiliate, Artery, LLC). Pursuant to an Asset Purchase Agreement dated August 8, 2006, MGI GP, INC. sold the exclusive use of the patents to the Company in the specified territory (the United States of America including the Commonwealth of Puerto Rico; Guam; and the United States Virgin Islands). Pursuant to the Asset Purchase Agreement the Company agreed to pay MGI GP, INC. a one-time fee for the procurement of the acquired assets. The Asset Purchase Agreement was executed August 8, 2006.

There are 13 pending patent applications, including 4 filed with the United States Patent Office as either regular or provisional applications. Certain of these are owned by the Company by virtue of their inventorship, in whole or in part, by employees of the Company and, subsequent to June 1, 2000, by CanAm Bioresearch Inc.

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

On June 1, 2000 the Company entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for MC-1, except for Canada, to its wholly owned subsidiary, Medicure International, Inc. As consideration for the grant of the license, Medicure International, Inc. agreed to pay the Company a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of MC-1 (if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on MC-1, or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of MC-1 in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.

Medicure International, Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The term of the CanAm development agreement is to expire on the completion of all research and development activities by CanAm and the written acknowledgment by CanAm and Medicure International, Inc. that no further research projects will be undertaken.

The development agreements may be terminated under a number of circumstances and, in any event, by Medicure International, Inc. at any time by providing CanAm with at least 30 days prior written notice of its intention to terminate, or by CanAm at any time by providing Medicure International, Inc., with at least 90 days prior written notice of its intention to terminate the development agreement.

The agreements provide that all confidential information developed or made known during the course of the relationship with the Company is to be kept confidential except in specific circumstances.

D. Trend Information

Net revenue from the sale of AGGRASTAT® for fiscal 2011 increased 9% over the net revenue for the in fiscal 2010. All of the Company’s sales are denominated in US dollars. The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

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

Subsequent to year end the Company settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

E. Off-balance Sheet Arrangements

As of May 31, 2011 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of May 31, 2011:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2012	2013	2014	2015	2016	Thereafter
Long-term debt obligations[1]	$43,995	$3,798	$4,253	$4,764	$5,335	$5,976	$19,869
Purchase Agreement commitments[2]	823	759	64	-	-	-	-
Management services agreement commitments[3]	180	180	-	-	-	-	-
Total	$44,998	$4,737	$4,317	$4,764	$5,335	$5,976	$19,869

Debt obligations reflect the minimum annual payments under the debt financing agreement. In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include the research and development of AGGRASTAT®, TARDOXALTM as well as other product opportunities.

In addition, as at May 31, 2011, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and

______________________________________

[1]

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate to US$49.7 million. Additional information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2011, which can be obtained on SEDAR (www.sedar.com).

Birmingham also received the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham would have received was tiered and declined as certain revenue levels were to be achieved. Upon conversion to MC-1, Birmingham would have been entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham would have also received a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham would have received payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company could have elected to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company could have once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

With the settlement of the Birmingham long-term debt on July 18, 2011, all associated commitments and obligations were cancelled. Under the debt settlement Birmingham is entitled to a royalty on future AGGRASTAT® sales until 2023.

[2]	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

[3]

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

the agreement may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in relation to this agreement.

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

The Company has granted a 3% royalty to the University of Manitoba based on future commercial net sales of MC-1 for cardiovascular uses. To date, no royalties are due and/or payable and, given these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid. Such royalty does not apply to the sale of TARDOXALTM.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement. With the settlement of the Birmingham long-term debt on July 18, 2011, these royalties were cancelled. Under the debt settlement Birmingham is entitled to a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

In addition, as part of a transaction on July 6, 2011, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® in Europe. If the company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT® sales based on a percentage of sales.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, Chairman and Chief Executive Officer

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

Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education. He is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba. He is currently Director of the Centre for the Advancement of Medicine, and Chair of Health Canada’s Ministerial Science Advisory Board and Chairman of Genome Prairie. Dr. Naimark serves on the Research Council of the Canadian Institute for Advanced Research, the National Statistics Council of Canada, as a Member of the CancerCare Manitoba Board, and on the International Advisory Committee on Research of the Alberta Cancer Board, Research Institute. He is Vice-Chair of CancerCare Manitoba, the Manitoba Health Research Council and the Audit Committee of Statistics Canada. He served as the founding Chairman of the North Portage Development Corporation, the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee, and as a Director of the Robarts Research Institute. He has served as President of several academic bodies including, the Canadian Physiological Society, the Canadian Society for Clinical Investigation, the Association of Canadian Medical Colleges, the Association of Universities and Colleges of Canada and as Chairman of the Association of Commonwealth Universities. Dr. Naimark is an Officer of the Order of Canada, a Member of the Order of Manitoba and a Fellow of the Royal College of Physicians and Surgeons of Canada, the Royal Society of Canada, and the Canadian Academy of Health Sciences. He is recipient of the G. Malcolm Brown Award of the Royal College of Physicians and Surgeons and Medical Research Council of Canada, the Osler Award, the Distinguished Service Award of Ben Gurion University, the Symons Award of the Association of Commonwealth Universities; and of honorary doctorates from Mount Allison University and the University of Toronto, and of several other awards and distinctions related to his professional, academic and civic activities. Date of birth is August 24, 1933.

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba recently established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Date of birth is January 25, 1940.

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

Dawson Reimer, MAES – President and Chief Operating Officer

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

James Kinley, CA – Chief Financial Officer

James has acted as The Company’s Chief Financial Officer since September 2011. His services are provided to the Company through a Management Services Agreement with Genesys Venture Inc. (“GVI”). Previous to his time at GVI and the Company, he was Manager, Financial Reporting at Manitoba Telecom Services Inc. and was involved in all aspects of financial reporting, including publicly filed documents such as their financial statements. James is a Chartered Accountant and holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba. Date of birth is July 9, 1978.

Management

Dr. Albert D. Friesen - Chairman, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).

Dawson Reimer - President and Chief Operating Officer: Subject to the direction of the Chief Executive Officer, Mr. Reimer has general charge of the Corporation’s day to day business activities with a primary focus on its commercial direction, including the advancement and management of new and existing pharmaceutical products. (See “Directors and Senior Management” under this item)

James Kinley, CA - Chief Financial Officer: Mr. Kinley is responsible for the Company’s financial management and accounting practices (see “Directors and Senior Management” under this item).

B. Compensation

No compensation of any kind was paid to the directors, and executive officers of the Company during the year ended May 31, 2011, except for the accrual for unpaid board compensation described below and stock-based compensation described in Item 6(E) below and as follows:

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, and October 1, 2007. For the year ended May 31, 2011, the Company paid A.D. Friesen Enterprises Ltd., $201,000 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $161,000 payable in equal semi-monthly instalments in fiscal 2011.

During the year ended May 31, 2011, the Company paid directors a total of Nil (Year ended May 31, 2010: Nil; Year ended May 31, 2009: Nil; Year ended May 31, 2008: Nil; Year ended May 31, 2007: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend.

For fiscal 2011 and prior, due to the Company’s current financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. As at May 31, 2011, the Company had accrued director compensation of $295,000 relating to the independent directors’ service as directors prior to May 31, 2011.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of four directors who were elected at the Company’s annual general meeting of the shareholders held on November 29, 2010. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Canada Business Companys Act. Dr. Albert D. Friesen has served as a director of the Company since September 1997. Dr. Arnold Naimark has served as a director of the Company since March 2000. Gerald McDole has served as a director of the Company since January 2004. Peter Quick has served as a director of the Company since November 2005.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 4 employees.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2011.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)(2)(3)	9,621,699	(1)	7.38%
Common shares	Dr. Arnold Naimark	Nil		Nil
Common shares	Gerald P. McDole	10,000		0.01%
Common shares	Peter Quick	Nil		Nil
Common shares	James Kinley	Nil		Nil
Common shares	Dawson Reimer	289,735		0.22%

(1)

Dr. Albert D. Friesen holds 2,837,500 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the General Partner of the Fund.

(2)

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to Dr. Albert D. Friesen and entities controlled by Dr. Albert D. Friesen for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16 to the accompanying financial statements.

(3)	Additionally, Dr. Albert D. Friesen purchased an additional 200,000 shares subsequent to May 31, 2011 on the open market.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2011. The stock options are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	150,000 150,000	$1.65 $1.63	December 6, 2015 October 14, 2016
Dr. Arnold Naimark	35,000 110,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Gerald P. McDole	75,000 10,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Peter Quick	100,000 50,000 10,000 50,000 10,000	$1.65 $1.54 $0.98 $0.04 $0.04	December 6, 2015 January 16, 2017 December 11, 2017 September 3, 2018 April 16, 2019
James Kinley	nil	n/a	n/a
Dawson Reimer	65,000 100,000 100,000	$1.65 $1.63 $0.03	December 6, 2015 October 14, 2016 November 10, 2018

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

On July 18, 2011, the Company issued 12,542,000 stock options under the Company's approved stock option plan to employees and consultants of the Company, including the chief executive officer and chief operating officer, at an exercise price of $0.10 per common share. The options vested immediately and expire after ten years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2011, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. CDS & Company, Toronto, Ontario is a clearing house that owns approximately 76,483,337 (58.7%) of common shares of the Company on behalf of beneficial owners. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2)(3)(4) Winnipeg, Manitoba	9,621,699(1)	7.38%
Common shares	Dr. Lars Hoie London, England	20,018,230	15.36%

Notes:

(1)	Amount of shares as of May 31, 2011.
(2)	Dr. Albert Friesen holds 2,837,500 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.
(3)

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to Dr. Albert D. Friesen and entities controlled by Dr. Albert D. Friesen for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16 to the accompanying financial statements.

(4)	Additionally, Dr. Albert D. Friesen purchased an additional 200,000 shares subsequent to May 31, 2011 on the open market.

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

As of May 31, 2011, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 10,940,499 (or 8.40% of common shares).

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

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen. This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly instalments. On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000. On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000. On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000. On October 1, 2007, a consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $275,000. The consulting contract expired on December 31, 2008. During the year ended May 31, 2008, the Company paid a total of $272,249 to A.D. Friesen Enterprises Ltd. This salary is reviewed annually by the Board. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. During the year ended May 31, 2011, the Company paid a total of $201,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2010 the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2009, the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company also owns a leasing company, Waverley Business and Science Centre Inc. (1200 Waverley Street, Winnipeg) which entered into a lease with the Company as of March 1, 2002. The lease agreement was subsequently amended on March 15, 2005. Pursuant to this agreement, the Company leased approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage. The lease terminated effective October 31, 2010. Also in October 2010, the Company entered into a lease with South Waverley Business and Science Centre Inc. (1250 Waverley Street, Winnipeg), which is a leasing company also owned by Dr. Friesen. Pursuant to this agreement, as at May 31, 2011, the Company has leased approximately 750 scquare feet of office space. During the fiscal year 2011, $17,671 was paid for base and additional rent. During fiscal 2010, $45,477 was paid for base and additional rent. During fiscal 2009, $69,012 was paid for base and additional rent.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company is also the majority shareholder in a management service company, Genesys Venture Inc. which entered into a management service agreement with the Company as of October 1, 2010. The Chief Financial Officer's services, intellectual property management, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. During fiscal 2011 $225,000 was paid in accordance with the terms of this agreement.

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

During the fiscal 2011, $169,762 was paid to GVI CDS.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

Included in Item 17 hereto are the consolidated financial statements of the Company for the years ended May 31, 2011, 2010 and 2009. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP.

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

	TSX/NEX	TSX/NEX	Amex(1)	Amex(1)
Fiscal Period/Year Ended	High ($)	Low ($)	High ($US)	Low
				($US)
May 31, 2011	0.03	0.005	(2)	(2)
May 31, 2010	0.06	0.01	(2)	(2)
May 31, 2009	0.06	0.02	(2)	(2)
May 31, 2008	1.70	0.06	1.64	0.05
May 31, 2007	1.88	1.10	1.70	0.91

Fiscal Quarter Ended

May 31, 2011	0.03	0.005
February 28, 2011	0.02	0.01
November 30, 2010	0.02	0.01
August 31, 2010	0.025	0,01
May 31, 2010	0.04	0.02
February 28, 2010	0.06	0.02
November 30, 2009	0.05	0.01
August 30, 2009	0.02	0.01

Month

August 2011	0.045	0.03
July 2011	0.075	0.02
June 2011	0.03	0.015
May 2011	0.03	0.005
April 2011	0.015	0.005
March 2011	0.015	0.01

Note:

(1)	The Company commenced trading on the American Stock Exchange on February 17, 2004.
(2)	The Company ceased trading on the American Stock Exchange on July 3, 2008.

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

a)	Management services agreement with Genesys Venture Inc., dated October 1, 2010.

b)	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

c)	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. However, the Company has expenditures and holds investments denominated in a foreign currency. In fiscal 2011, it is estimated that approximately 85% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for fiscal 2011 would have impacted loss for the year by 10%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (“DCP”), as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures” Management anticipates that such disclosure controls and procedures will not be effective until the material weaknesses are remediated.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of May 31, 2011, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at May 31, 2011 due to the following material weaknesses:

1.

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 17 to the annual financial statements.

2.

Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions.

3.

Due to the resignation of the Chief Financial Officer subsequent to year-end, procedures over the year end close process, including detailed reviews and verification of inputs related to the analysis and reconciliation of accounts and schedules supporting financial statements amounts and notes were not operating effectively.

These control deficiencies, resulted in adjustments to the Company’s consolidated financial statements prior to their issuance and creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

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

Other than the appointment of a new Chief Financial Officer on September 22, 2011, no other remediation activities have been undertaken in fiscal 2012. Due to resource constraints and the present stage of the Company’s development, including the Company’s focus on its capital restructuring, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct these material weaknesses at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2011, Mr. Gerald McDole, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. McDole (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the NYSE Amex Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

(a) Audit fees	2011	2010
	$109,000	$87,500

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2011	2010
	$-	$8,900

Audit-related fees consist of fees billed for accounting consultations and services associated with the issuance of securities filings and prospectuses.

(c) Tax fees - No compensation was paid to KPMG for tax compliance, tax advice and tax planning in fiscal 2011 or 2010.

(d) All other fees	2011	2010
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All KPMG services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the consolidated financial statements to United States GAAP is set forth in Note 17 of the notes to the consolidated financial statements.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets;
3.	Consolidated Statements of Operations and Comprehensive loss;
4.	Consolidated Statements of Shareholders’ Equity (Deficiency)
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2011

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the "Company"). Management is responsible for the information and representations contained in these financial statements.

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

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of three non-management Directors is appointed by the Board. The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
President & CEO	Chief Financial Officer

KPMG LLP	Telephone	(204) 957-1770
Chartered Accountants	Fax	(204) 957-0808
Suite 2000 – One Lombard Place	Internet	www.kpmg.ca
Winnipeg MB R3B 0X3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Medicure Inc.

We have audited the accompanying consolidated balance sheets of Medicure Inc. and subsidiaries as at May 31, 2011 and May 31, 2010 and the related consolidated statements of operations and comprehensive loss, shareholders’ deficiency and cash flows for each of the years in the three-year period ended May 31, 2011. These consolidated financial statements are the responsibility of Medicure Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medicure Inc. and subsidiaries as at May 31, 2011 and May 31, 2010 and their consolidated results of operations and their consolidated cash flows for each of the years in the three-year period ended May 31, 2011 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 1 to the consolidated financial statements, Medicure Inc. has experienced operating losses since incorporation that raises significant doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Accountants

September 27, 2011
Winnipeg, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
May 31, 2011 and 2010

	2011	2010

Assets
Current assets:
Cash and cash equivalents	$750,184	$371,262
Accounts receivable (Note 4)	365,490	390,923
Inventories (Note 5)	460,886	550,975
Prepaid expenses	248,065	176,280

	1,824,625	1,489,440

Property and equipment (Note 6)	50,996	68,752
Intangible assets (Note 7)	3,298,286	4,414,882

	$5,173,907	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,729,517	$1,320,185
Accrued interest on long-term debt (Note 8)	7,869,577	5,469,343
Long-term debt (Note 8)	22,468,518	24,140,199

	32,067,612	30,929,727

Shareholders' deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	5,010,222	9,065,720
Contributed surplus	8,177,365	4,044,810
Deficit	(156,095,915)	(154,081,806)

	(26,893,705)	(24,956,653)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)
Subsequent events (Notes 8, 9 and 16)

	$5,173,907	$5,973,074

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Gerald McDole"
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Revenue:
Product sales, net	$3,628,274	$3,317,073	$4,792,513

Expenses:
Cost of goods sold, excluding amortization (Note 5)	673,522	571,688	377,079
Selling, general and administrative (Note 12)	2,818,159	4,474,825	9,255,219
Research and development (Note 11(a))	204,690	393,385	22,706
Investment tax credits	-	(306,692)	(565,932)
Write-down of fixed and intangible assets	280,235	769,335	1,755,955
Amortization	898,931	919,215	938,733

	4,875,537	6,821,756	11,783,760

Loss before the undernoted	(1,247,263)	(3,504,683)	(6,991,247)

Other expenses (income):
Interest and other income	(473)	(4,913)	(255,713)
Interest expense	3,122,364	3,279,608	4,944,682
Foreign exchange (gain) loss, net	(2,355,045)	(1,246,872)	1,635,611

	766,846	2,027,823	6,324,580

Loss and comprehensive loss	$(2,014,109)	$(5,532,506)	$(13,315,827)

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.10)
Weighted average number of common shares used in computing basic and diluted loss per share	130,307,552	130,307,552	130,307,552

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Shareholders' Deficiency
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Capital stock:
Balance, beginning of year	$116,014,623	$116,014,623	$116,014,623
Balance, end of year	116,014,623	116,014,623	116,014,623
Warrants:
Balance, beginning of year	9,065,720	9,065,720	9,094,635
Warrants expired during year	(4,055,498)	-	(28,915)
Balance, end of year	5,010,222	9,065,720	9,065,720
Contributed surplus:
Balance, beginning of year	4,044,810	3,921,998	3,568,055
Stock-based compensation	77,057	122,812	325,028
Warrants expired during year	4,055,498	-	28,915
Balance, end of year	8,177,365	4,044,810	3,921,998
Deficit:
Balance, beginning of year	(154,081,806)	(148,549,300)	(135,233,473)
Loss and comprehensive loss for the year	(2,014,109)	(5,532,506)	(13,315,827)
Balance, end of year	(156,095,915)	(154,081,806)	(148,549,300)
Shareholders' deficiency	$(26,893,705)	$(24,956,653)	$(19,546,959)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

	2011	2010	2009

Cash provided by (used in):
Operating activities:
Loss and comprehensive loss for the year	$(2,014,109)	$(5,532,506)	$(13,315,827)
Adjustments for:
Amortization of property and equipment	20,243	22,969	42,907
Amortization of intangible assets	878,688	896,244	895,826
Amortization of deferred debt issue expense	200,675	198,192	383,445
Accretion on long-term debt	-	285,818	426,521
Stock-based compensation	77,057	122,812	325,028
Write-down of inventory	292,950	-	92,985
Write-down of property and equipment	-	4,041	-
Write-down of intangible assets	280,235	765,294	1,755,955
Unrealized foreign exchange (gain) loss	(1,818,613)	(1,372,970)	1,657,142
Change in the following:
Accounts receivable	25,433	160,774	332,646
Inventories	(202,861)	80,328	(407,929)
Prepaid expenses	(71,785)	181,604	739,220
Research advance	-	-	200,000
Accounts payable and accrued liabilities	409,332	(192,192)	(4,338,798)
Accrued interest on long-term debt	2,400,234	2,926,783	792,740

Cash flows from (used in) operating activities	477,479	(1,452,809)	(10,418,139)

Investing activities:
Acquisition of property and equipment	(2,487)	(2,230)	(3,552)
Acquisition of intangible assets	(42,327)	(139,601)	(234,990)

Cash flows used in investing activities	(44,814)	(141,831)	(238,542)

Financing activities:
Repayments of long-term debt	-	-	(14,454,000)
Cash released from restriction	-	-	14,454,000

Cash flows used in financing activities	-	-	-

Foreign exchange gain (loss) on cash held in foreign currency	(53,743)	(12,823)	730,476

Increase (decrease) in cash and cash equivalents	378,922	(1,607,463)	(9,926,205)
Cash and cash equivalents, beginning of year	371,262	1,978,725	11,904,930

Cash and cash equivalents, end of year	$750,184	$371,262	1,978,725

Supplementary information:
Cash transactions:
Interest paid	$-	$-	$3,341,975
Interest received	527	14,350	542,761

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

1.	Nature of operations and going concern:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U. S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company's primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company's primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). This program evolved from the Company's extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses since incorporation.

The Company has experienced a loss of $2,014,109 for the year ending May 31, 2011, and has accumulated a deficit of $156,095,915 as at May 31, 2011. The Company's future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

As at May 31, 2011 the Company had significant debt servicing obligations that it did not have the ability to repay without refinancing or restructuring and the Company was in default of the terms of its long-term debt financing obligations. Under an event of default, the lender could have exercised its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2011 and 2010 as described in note 8. On July 18, 2011, the long-term debt was settled as described in Note 16.

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

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 17 to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(a)	Basis of presentation (continued):

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-company transactions and balances have been eliminated.

(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and net realizable value. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first- in, first-out method.

(d)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks, as well as highly liquid term deposits and commercial paper. The Company considers all highly liquid term deposits and commercial paper with terms to maturity when acquired of three months or less to be cash equivalents.

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
Years ended May 31, 2011, 2010 and 2009

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

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(n)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The treasury stock method requires that diluted per share amounts be calculated as if all the common share equivalents, such as options and warrants where the average market price for the period exceeds the exercise price, had been exercised at the beginning of the reporting period or at the date of issue, if later, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all common share equivalents have been excluded from the calculation of dilutive loss per share as their effect is anti- dilutive.

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

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and property and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation, contingencies, and fair values assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

(q)	Financial instruments:

Financial assets and financial liabilities, including derivatives are initially recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability. The fair value of financial assets designated as held-for-trading is determined based on quoted prices in active markets for identical assets, per Level I of the fair value hierarchy. When the carrying value of a financial asset exceeds its fair value on a basis that is other than temporary, the carrying value is reduced to the fair value. The Company has designated its financial instruments as follows:

Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability's carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):

(r)	Recent accounting pronouncements not yet adopted

In January 2009, the Canadian Institute of Charter Accountants (CICA) issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations following June 1, 2011.

3.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. The AcSB's strategic plan outlined the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. The Company is in the process of determining the impact of adoption of IFRS on its financial statements.

4.	Accounts receivable:

	May 31, 2011	May 31, 2010

Trade accounts receivable	$353,473	$375,228
Interest receivable	-	54
Other	12,017	15,641

	$365,490	$390,923

As at May 31, 2011, the trade accounts receivable consists of amounts owing from three customers which represent approximately 100 percent (May 31, 2010 - 90 percent) of trade accounts receivable.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

5.	Inventories:

	May 31, 2011	May 31, 2010
Raw materials and packaging materials	$74,902	$120,035
Finished goods	385,984	430,940
	$460,886	$550,975

During the year ending May 31, 2011, the Company wrote-off unusable inventory of $292,950 (May 31, 2010 - nil, May 31,2009 - $92,985). Inventory expensed as part of cost of goods sold during the year ended May 31, 2011 was $268,572 (May 31, 2010 - $218,702, May 31, 2009 - $279,872).

6.	Property and equipment:

		Accumulated	Net book
May 31, 2011	Cost	amortization	value

Computer equipment	$37,916	$22,145	$15,771
Furniture, fixtures and equipment	136,851	101,626	35,225

	$174,767	$123,771	$50,996

		Accumulated	Net book
May 31, 2010	Cost	amortization	value

Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079

	$172,806	$104,054	$68,752

Included in general and administration expenses is a gain on sale of property and equipment of nil (2010 - $7,193, 2009 -nil) and the Company also recorded a write-down of property and equipment of nil (2010 - $4,041, 2009 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2011	impairments	amortization	value

Patents	$8,555,292	$5,971,585	$2,583,707
Trademarks	1,534,440	927,048	607,392
Customer list	270,784	163,597	107,187

	$10,360,516	$7,062,230	$3,298,286

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value

Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029

	$10,677,268	$6,262,386	$4,414,882

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down during the year ended May 31, 2011 of $280,235 (May 31, 2010 - $765,294, May 31, 2009 - $1,755,955). The Company also reviewed the remaining intangible assets for impairments as at May 31, 2011 and has determined no further write-downs were necessary.

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	May 31, 2011	May 31, 2010
Birmingham long-term debt	$22,468,518	$24,140,199
Current portion of long-term debt	(22,468,518)	(24,140,199)
	$-	$-

Principal repayments to maturity by fiscal year are as follows:

2012	$804,775
2013	1,681,668
2014	2,412,141
2015	3,292,062
2016	4,347,266
Thereafter	11,682,088

24,220,000
Less deferred debt issue expenses (net of accumulated amortization of $760,512)	(1,751,482)

$22,468,518

On July 18, 2011, the Company settled the above long-term debt as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

8.	Long-term debt (continued):

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate are US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations. The portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,804,788, or US$4,933,471 (May 31, 2010 - $4,540,151 or US$4,339,659). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, and US$258,703 was originally due April 15, 2011. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in "EIC-59 Long Term Debt With Covenant Violations", the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at May 31, 2011 and 2010 (Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at fair value of $809,344 at the date of issuance using the Black-Scholes option pricing model. The warrants have been recorded in shareholders' equity and the Company recorded a long-term debt liability of $24,213,256. The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains pyridoxal 5'- phosphate (P5P)) within six months after MC-1's commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

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

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of May 31, 2011, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

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

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2009	130,307,552	$116,014,623
Balance, May 31, 2010	130,307,552	$116,014,623
Balance, May 31, 2011	130,307,552	$116,014,623

(c)	Options:

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

Changes in the number of options outstanding during the year ended May 31, 2011 and 2010 are as follows:

		May 31, 2011		May 31, 2010

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	5,032,192	$0.71	7,272,807	$0.57
Forfeited, cancelled or expired	(2,710,000)	0.64	(2,240,615)	0.26

Balance, end of period	2,322,192	$0.74	5,032,192	$0.71

Options exercisable, end of period	2,322,192	$0.74	4,311,349	$0.74

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

9.	Capital stock (continued):

	(c)	Options (continued):

Options outstanding at May 31, 2011 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $0.50	1,080,000	7.29 years	$0.05	1,080,000
$0.51 - $1.00	470,025	6.52 years	$0.85	470,025
$1.01 - $1.68	772,167	4.88 years	$1.63	772,167

$0.03 - $1.68	2,322,192	6.33 years	$0.74	2,322,192

The compensation expense related to stock options granted in previous periods under the stock option plan for the year ended May 31, 2011 was $77,057 (2010 - $122,812, 2009 - $325,028).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. There were no stock options granted during the years ended May 31, 2011 and 2010.

(d)	Warrants:

Changes in the number of warrants outstanding during years ended May 31, 2011, 2010 and 2009 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	May 31,
(Expiry date)	granted	per share	2009	(Expired)	2010	(Expired)	2011

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	(2,602,750)	-

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	(4,000,000)	-

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

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

The warrants expiring on December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

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

10.	Income taxes:

Significant components of the Company's future tax assets are as follows:

	2011	2010

Future tax assets:
Non-capital loss carry-forwards	$7,008,000	$5,984,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	99,000	249,000
Other	701,000	737,000

	11,601,000	10,763,000
less: Valuation allowance	(11,601,000)	(10,763,000)

	$-	$-

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2011	2010	2009

Loss for the year:
Canadian	$1,564,488	$1,250,420	$3,777,652
Foreign	449,621	4,282,086	9,538,175

	$2,014,109	$5,532,506	$13,315,827

Canadian federal and provincial income taxes at 27.00% (2010 - 27.00%; 2009 - 27.00%)	$544,000	$1,494,000	$3,595,000
Permanent differences and other items	(42,000)	59,000	(64,000)
Foreign tax rate in foreign jurisdiction	(120,000)	(932,000)	(2,256,000)
Change in valuation allowance	(838,000)	(662,000)	(759,000)
Other	456,000	41,000	(516,000)

	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

10.	Income taxes (continued):

At May 31, 2011, the Company has the following available for application in future years:
Unutilized Canadian non-capital loss carried-forward balances for income tax purposes of $12,595,458 (2010 - $10,536,865; 2009 - $7,900,396), with expiry dates ranging from 2012 to 2031;
Unutilized foreign non-capital loss carried-forward balances for income tax purposes of $112,106,328 (2010 - $108,978,814; 2009 - $104,421,816), with no expiry;
Scientific research and development tax credits of $3,826,000 (2010 - $3,826,000; 2009 - $3,826,000), which can be applied against income taxes otherwise payable, with expiry by 2028.

11.	Commitments and contingencies:

(a)	Commitments:

As at May 31, 2011 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2012	759,000
2013	64,000

$823,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $823,000 or US$849,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement in aggregate are US$49.7 million. On July 18, 2011, the Company settled its long-term as described in Note 16.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer (Note 12) under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2011, the Company has committed to fund a further $3,000,000 research and development activities under development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

11.	Commitments and contingencies (continued):

	(b)	Guarantees:

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

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (notes 8 and 16).

	(d)	Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company's financial position, results of operations, or cash flows, these matters are inherently uncertain and management's view of these matters may change in the future.

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

Related party transactions incurred during the years ended May 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009

Rent	17,671	45,477	69,012
Business and administrative services	426,000	431,000	281,000
Clinical research services	169,762	88,918	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Also, included in business and administrative service are amounts paid to the Chief Executive Officer. On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31, 2011	May 31, 2010

Financial assets:
Cash and cash equivalents (held-for-trading)	750,184	371,262
Accounts receivable (loans and receivables)	365,490	390,923

	1,115,674	762,185

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	1,729,517	1,320,185
Accrued interest on long-term debt (other financial liabilities)	7,869,577	5,469,343
Long-term debt (other financial liabilities)	22,468,518	24,140,199

	32,067,612	30,929,727

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt and the associated accrued interest on long-term debt due to the financial condition of the Company (note 1) and the underlying terms and conditions of the debt agreement (note 8). Subsequent to May 31, 2011, the Company settled its long-term debt as described in Note 16. The Company has not entered into future or forward contracts as at May 31, 2011.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company's cash and cash equivalents, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At May 31, 2011, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

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

On July 18, 2011, the Company settled its long-term as described in Note 16.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

13.	Financial instruments (continued):

	(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company's earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities accrued interest on long-term debt and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	May 31, 2011	May 31, 2010

Cash and cash equivalents	$694,351	$256,883
Accounts receivable	362,235	344,406
Accounts payable and accrued liabilities	(673,066)	(972,472)
Accrued interest on long-term debt	(8,123,015)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)

	$(32,739,495)	$(30,599,000)

Based on the above net exposures as at May 31, 2011, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 (May 31, 2010 - $1,600,000, May 31, 2009 - $1,500,000) in the Company's net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the year ended May 31, 2011, with all other variables held constant, would have decreased the net loss by approximately $2,900 (May 31, 2010 - $2,300, May 31, 2009 - $13,000). The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

14.	Management of capital:

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern (note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company's overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2011.

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company's assets and operations are located in three locations; Canada, the United States and Barbados. During the year ended May 31, 2011, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 32 percent, Customer B accounted for 31 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 11 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	May 31, 2011	May 31, 2010

Canada	$32,218	$40,871
Barbados	3,284,196	4,397,819
United States	32,868	44,944

16.	Subsequent events:

	(a)	Sale of inventory:

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and will pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on a percentage of sales.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

16.	Subsequent events (continued):

	(b)	Debt settlement and related transactions:

On July 18, 2011, the Company settled the long-term debt (note 8) in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and increases on sales exceeding that amount.

In addition, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in the settlement of the long-term debt. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016. The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

	(c)	Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share. The options vested immediately and expire after ten years.

17.	Reconciliation of generally accepted accounting principles:

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

The effect of this difference is that for the year ended May 31, 2011, research and development expense would have increased by $42,327 (May 31, 2010 - $139,601 and May 31, 2009 - $234,990). Under U.S. GAAP, the related reduction in amortization expense is $44,741 for the year ended May 31, 2011 (May 31, 2010 - $65,153 and May 31, 2009 - $61,821). During the year ended May 31, 2011, the Company wrote-down its patent asset related to research and development activities by $280,235 (May 31, 2010 - $765,294 and May 31, 2009 - $1,755,955). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $280,235 (May 31, 2010 - $765,294 and May 31, 2009 - $1,755,955).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Warrants

On June 1, 2009, the Company adopted the currently effective provisions of the Accounting Standards Codification (ASC) 815, Derivatives and Hedging, Subtopic 40. As a result of the adoption of ASC 815, the Company reclassified its issued warrants out of equity classification to a liability classification and the warrants are marked-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus was applied to outstanding instruments as of the beginning of the fiscal year in which the Standard was adopted as a cumulative effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 was classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a decrease to opening deficit as at that date.

The effect of this difference is that for the year ended May 31, 2011, change in fair value of warrants would have decreased $27,374 (May 31, 2010 - $69,351 and May 31, 2009 - nil).

	(c)	Change in accounting policies

In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, "Amendments to FASB Interpretation No. 46(R)")," which amends the consolidation guidance for variable interest entities (VIE). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made. On June 1, 2010, the Company adopted the currently effective provisions of ASU 2009-17. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements." This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

(d)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows::

	2011	2010	2009

Loss for the period, Canadian GAAP	$(2,014,109)	$(5,532,506)	$(13,315,827)
Adjustments for the following:
Intangible assets	(42,387)	(139,601)	(234,990)
Amortization of intangible assets	44,741	65,153	61,821
Impairment of intangible assets	280,235	765,294	1,755,955
Change in fair value of warrants	27,374	69,351	-

	$(1,704,146)	$(4,772,309)	$(11,733,041)

Basic and diluted loss per share, U.S. GAAP	$(0.01)	$(0.04)	$(0.09)
Weighted average number of common shares	130,307,552	130,307,552	130,307,552

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	2011	2010	2009

Operating activities	$435,152	$(1,592,410)	$(10,653,129)
Investing activities	(2,487)	(2,230)	(3,552)
Financing activities	-	-	-

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	May 31, 2011	May 31, 2010

Deferred debt issue expenses	$1,751,482	$2,014,801
Long-term debt	24,220,000	26,155,000
Warrant liability	10,597	37,971
Intangible assets	3,011,909	3,845,916
Capital stock and contributed surplus	136,381,144	136,304,087
Deficit	(163,571,823)	(161,867,677)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2011, 2010 and 2009

17.	Reconciliation of generally accepted accounting principles (continued):

	(e)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Multiple-Deliverable Arrangements

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

Revenue Recognition for Research and Development Transactions

In April 2010, the FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.

Stock Compensation

In April 2010, the FASB issued ASU No. 2010-13, Stock Compensation. ASU 2010-13 amends FASB ASC Topic 718, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades-a consensus of the FASB Emerging Issues Task Force, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after December 15, 2010. Early adoption is permitted.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, which amends ASC 805, Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment requires that a public corporation that enters into business combinations that are material on an individual or aggregate basis disclose certain pro forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to such business combination or business combinations. This amendment is effective prospectively for business combinations consummated on or after the first annual reporting period beginning on or after December 15, 2010. Early application is permitted.

Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, to provide largely identical guidance about fair value measurement and disclosure requirements for IFRS and US GAAP. These standards complete a major joint project of the FASB and International Accounting Standards Board (IASB) to improve and converge IFRS and US GAAP. The new standards do not extend the use of fair value but rather provide guidance about how fair value should be determined where it already is required or permitted under IFRS or US GAAP. This amendment is effective prospectively for interim and annual reporting periods beginning after December 15, 2011.

Other Schedules

Information required pursuant to Schedule 21.12 -04 of Regulation S-X has been disclosed on page 6. See Item 3A – Selected Financial Information.

Information required pursuant to Schedule 21.12 -09 of Regulation S-X is not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000[1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Bylaws [5];
1.8	Bylaw No. 2 **

4.	Material Contracts and Agreements:

4.1

Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.2

Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1];

4.3

Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1];

4.4

Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2];

4.5	Stock Option Plan approved February 4, 2002 [3];

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3];

4.8

Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4];

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5];

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5];

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5];

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6];

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6];

4.16	Amended Stock Option Plan approved October 25, 2005 [6];

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7];

4.18

Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[10] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 28, 2010.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2011

ON BEHALF OF THE CORPORATION, MEDICURE INC.

per:

/s/ Albert Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO