Form 20-F
period 2012-05-31
MEDICURE INC
filed 2012-09-20
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2012
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  0-31092

MEDICURE INC.
_________________________________________________________________________________
(Exact name of registrant as specified in its charter)

Canada
_________________________________________________________________________________
 (Jurisdiction of incorporation or organization)

2 - 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6
_________________________________________________________________________________
 (Address of principal executive offices)

Dr. Albert D. Friesen, Tel: (204) 487-7412, Fax: (204) 488-9823
2 - 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6
_________________________________________________________________________________
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

At May 31, 2012 the registrant had 182,947,595 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                      No ____✓___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                      No ____✓___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           ✓           No ____ ___

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes                      No ____ ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer   ______                                 Accelerated Filer ______                                                         Non-Accelerated Filer ___ ✓____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP    ______       International Financial Reporting                                                                              Other
           Standards as issued by the International
           Accounting Standards Board ______✓_ _

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _______                                           Item 18 _______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                      No ____✓___

TABLE OF CONTENTS

GENERAL	5
GLOSSARY OF TERMS	5
FORWARD LOOKING STATEMENTS	5
PART I	8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
A. Directors and Senior Management	8
B. Advisers	8
C. Auditors	8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3. KEY INFORMATION	8
A. Selected Financial Data	8
B. Capitalization and Indebtedness	12
C. Reasons for the Offer and Use of Proceeds	12
D. Risk Factors	12
ITEM 4. INFORMATION ON THE COMPANY	29
A. History and Development of the Company	29
B. Business Overview	29
C. Organizational Structure	37
D. Property, Plants and Equipment	37
ITEM 4A. UNRESOLVED STAFF COMMENTS	37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A. Operating Results	42
B. Liquidity and Capital Resources	48
C. Research and Development, Patents and Licenses, Etc.	49
D. Trend Information	53
E. Off-balance Sheet Arrangements	54
F. Contractual Obligations	54
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A. Directors and Senior Management	56
B. Compensation	58
C. Board Practices	59
D. Employees	69
E. Share Ownership	69
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	71
A. Major Shareholders	71
B. Related Party Transactions	72
C. Interests of Experts and Counsel	75
ITEM 8. FINANCIAL INFORMATION	75
A. Consolidated Statements or Other Financial Information	75
B. Significant Changes	75
ITEM 9. THE OFFERING AND LISTING	76
A. Listing Details	76
B. Plan of Distribution	76

C. Markets	76
D. Selling Shareholders	76
E. Dilution	77
F. Expenses of the Issue	77
ITEM 10. ADDITIONAL INFORMATION	77
A. Share Capital	77
B. Memorandum and Articles of Association	77
C. Material Contracts	80
D. Exchange Controls	80
E. Taxation	82
F. Dividends and Paying Agents	90
G. Statement by Experts	90
H. Documents on Display	91
I. Subsidiary Information	91
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	92
ITEM 15. CONTROLS AND PROCEDURES	92
ITEM 16. RESERVED	93
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	94
ITEM 16B. CODE OF ETHICS	94
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	94
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	95
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	95
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	95
ITEM 16G. CORPORATE GOVERNANCE	95
ITEM 16H.MINE SAFETY DISCLOSURE	95
PART III	96
ITEM 17. FINANCIAL STATEMENTS	96
ITEM 18. FINANCIAL STATEMENTS	96
ITEM 19. EXHIBITS	137
Exhibit 12.1 – Certification of CEO pursuant to Section 302	141
Exhibit 12.2 – Certification of CFO pursuant to Section 302	143
Exhibit 13.1 – Certification of CEO and CFO	145
Exhibit 23.1 – consent of independent registered public accounting firm	147

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc.

The Company uses the Canadian dollar as its reporting currency.  Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars.  As of May 31, 2012, the rate for Canadian dollars was US $1.0329 for CND $1.00. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 14, 2012 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“angina” means chest pain;
“angioplasty” means an operation to repair a damaged blood vessel or unblock an artery;
 “CABG” means coronary artery bypass graft;
“FDA” means the United States Food and Drug Administration;
“ischemia” means the lack of blood flow;
“myocardial infarction” means scarring and death to portions of the heart wall;
“myocardial ischemia” means blockages to parts of the heart muscle;
“TPD” means the Canadian Therapeutic Products Directorate, formerly the Canadian Health Protection Branch; and
“TSX-V” means the TSX Venture Exchange.

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

•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT;

•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s approved prescribing information;

•	intention to increase sales of AGGRASTAT;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities;

•	intention to obtain regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	business strategy; and

•	intention with respect to dividends.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the ability of the Company to continue as a going concern;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled staff;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at May 31, 2012 and 2011, and June 1, 2010 and for the fiscal years ended May 31, 2012 and 2011 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F.  The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects.  The selected financial data as at May 31, 2010, 2009 and 2008 and for the fiscal years ended May 31, 2010, 2009 and 2008 was extracted from the audited financial statements of the Company not included in this Annual Report.

The information provided in the audited consolidated financial statements included in this Annual Report on Form 20-F is prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).  This is the Company’s first set of annual financial statements prepared in accordance with IFRS.  Prior to June 1, 2010, the Company prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  Included in the tables in this section are presentations of the financial information prepared for periods prior to June 1, 2010 in accordance with Canadian GAAP and United States GAAP. Such financial information is not comparable to financial information prepared in accordance with IFRS.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	May 31, 2012	May 31, 2011	June 1, 2010
(as at period end)	$	$	$
Current Assets	2,211,951	1,804,010	1,489,440
Property and
Equipment	30,745	46,942	68,752
Intangible Assets	2,500,928	3,298,286	4,414,882
Other Assets	-	-	-
Total Assets	4,723,624	5,149,238	5,973,074
Current Liabilities	1,378,288	32,078209	30,967,698
Non-current Liabilities	5,186,009	-	-
Total Liabilities	6,564,297	32,078,209	30,697,698
Net Assets /
(Deficiency)	(1,820,673)	(26,928,971)	(24,994,624)
Capital Stock and
Contributed Surplus	121,379,570	120,136,490	120,059,433
Accumulated Other Comprehensive
Income (Loss)	102,809	(376,630)	-
Deficit	(123,303,052)	(146,688,831)	(145,054,057)
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	4,796,811	3,628,274
Interest and Other
Income	775	473
Gain on Settlement
of Debt	23,931,807	-
Net Income (Loss) for
the Period	23,385,779	(1,634,774)
Comprehensive Income (Loss) for the
Period	23,865,218	(2,011,404)
Basic and Diluted
Income (Loss) per
Share	0.13	(0.01)
Weighted-Average Number of
Common Shares
Outstanding
Basic	176,187,808	130,307,552
Diluted	176,287,808	130,307,552

Previously Reported Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010	May 31, 2009	May 31, 2008
(as at period end)	$	$	$
Current Assets	1,489,440	3,519,609	14,402,736
Property and
Equipment	68,752	93,532	132,887
Intangible Assets	4,414,882	5,936,819	8,353,610
Other Assets	-	-	11,916,000
Total Assets	5,973,074	9,549,960	34,805,233
Total Liabilities	30,929,727	29,096,919	41,361,393
Net Assets /
(Deficiency)	(24,956,653)	(19,546,959)	(6,556,160)
Capital Stock, Warrants and
Contributed Surplus	129,125,153	129,002,341	128,677,313
Deficit	(154,081,806)	(148,549,300)	(135,233,473)
Statement of Operations (for the fiscal year ended on)
Product Sales	3,317,073	4,792,513	2,247,129
Interest and Other
Income	4,913	255,713	1,149,574
Loss from Continuing
Operations	(5,532,506)	(13,315,827)	(57,402,521)
Net Loss for the
Period	(5,532,506)	(13,315,827)	(57,402,521)
Basic and Diluted
Loss per Share	(0.04)	(0.10)	(0.46)
Weighted-Average Number of
Common Shares
Outstanding	130,307,552	130,307,552	125,476,086

The Company was not required to retrospectively apply IFRS to its financial statements for years prior to fiscal 2011.  Accordingly, the operating results and financial information in the chart above for 2010, 2009 and 2008 was prepared in accordance with previous Canadian GAAP.

Previously Reported Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010	May 31, 2009	May 31, 2008
(as at Period end)	$	$	$
Current Assets	1,489,440	3,519,609	14,402,736
Property and Equipment	68,752	93,532	132,887
Intangible Assets	3,845,916	4,676,656	5,510,661
Other Assets	2,014,801	2,250,518	14,470,081
Total Assets	7,418,909	10,540,315	34,516,365
Total Liabilities	32,982,499	31,347,086	43,915,123
Net Assets / (deficiency)	(25,563,590)	(20,806,771)	(9,398,758)
Capital Stock, warrants
and Contributed Surplus	136,304,087	145,246,995	144,921,967
Deficit	(161,867,677)	(166,053,766)	(154,320,725)
Statement of Operations
Product Sales	3,317,073	4,792,513	2,247,129
Interest and Other
Income	4,913	255,713	1,149,574
Loss from Continuing
Operations	(4,772,309)	(11,733,041)	(56,911,670)
Net Loss for the Period	(4,772,309)	(11,733,041)	(56,911,670)
Basic and Diluted Loss
per Share	(0.04)	(0.09)	(0.45)
Weighted-Average Number of
Common Shares
Outstanding	130,307,552	130,307,552	125,476,086

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars.  On September 14, 2012, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $0.9710.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	For the year ended May 31 (Canadian Dollar per U.S. Dollar)
	2012	2011	2010	2009	2008

Period End	1.0349	0.9688	1.0462	1.0961	0.9942
Average for the Period*	0.9983	1.0074	1.0652	1.1585	1.0112
High for the Period	1.0604	1.0660	1.1655	1.3000	1.0755
Low for the Period	0.9449	0.9486	0.9961	1.0013	0.9170

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
September 2012 (Until September 14, 2012)	0.9902	0.9710
August 2012	1.0062	0.9863
July 2012	1.0214	1.0014
June 2012	1.0418	1.0178
May 2012	1.0349	0.9839
April 2012	1.0039	0.9807
March 2012	1.0015	0.9849

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares.  The risks described below are not the only ones faced by the Company.  Additional risks that management is unaware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business.  If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment.

Going concern risk

The consolidated financial statements for the year ended May 31, 2012 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011 and has accumulated a deficit of $123,303,052 as at May 31, 2012.  Management has forecast that it has sufficient working capital through the end of fiscal 2013, however contractual commitments and debt service obligations exceed the company's net cash flows and working capital beginning in early fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2013 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Prior to the acquisition of AGGRASTAT, the Company had no products in commercial production or use.  As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.  The Company expects to continue to incur losses and may never achieve profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT, the Company’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Company has incurred net losses since inception to May 31, 2011.   The Company recorded net income of $23,385,779 for the year ended May 31, 2012, primarily as a result of a gain on the settlement of the Company’s long-term debt.  The Company incurred a net loss of $1,634,774 for the year ended May 31, 2011.  Additionally, as reported under previous Canadian GAAP, the Company incurred net losses of $5,532,506 for the year ended May 31, 2010, $13,315,827 for the year ended May 31, 2009, and $57,402,521 for the year ended May 31, 2008.

The long-term profitability of the Company’s operations is uncertain, and may never occur.  The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products.  This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities;
b)	obtaining Canadian and United States regulatory approvals to market any of its development products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to successfully prosecute and defend its patents and other intellectual property; and
f)	the ability to successfully market the Company’s products including AGGRASTAT given that it has limited resources.

If the Company does achieve profitability, it may not be able to sustain or increase profitability in the future.

The Company may be exposed to short-term liquidity risk.

To a certain extent the Company relies on trade credit, as well as cash from operations, term debt and equity issues to provide the necessary short-term financing to conduct the Company’s research and development activities, as well as its commercial operations.  Should suppliers and other creditors decline to extend short-term credit to the Company in the future, it may have a material adverse effect on the Company’s business prospects, financial results and financial condition.

Under current indebtedness levels the Company must meet its debt repayment obligations. Additionally, the Company may still be able to incur substantially more debt.  This could further exacerbate the risks associated with the Company’s substantial leverage.

On July 18, 2011, the Company’s previously existing long-term debt was settled as described in Note 8 of the audited consolidated financial statements for the year ended May 31, 2012 resulting in a gain on the statement of net income of $23,931,807.  Also on July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in this previously described settlement.  The loan bears interest annually at the crown corporation borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer.  The Company must meet its debt repayment obligations and failure to do so could cause the lender to demand on its security on the Company's long-term debt.  The Company has made all payments to date in relation to this indebtedness, however there is no certainty that the Company will be able to continue servicing the debt once principal repayments are required.

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

With the exception of AGGRASTAT, all of the Company’s products are currently in the research and development stages.  The Company may never have another commercially viable drug product approved for marketing.  To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy.  Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

The Company’s business, financial condition and results of operations may be adversely affected if it fails to obtain regulatory approvals in Canada, the United States and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

If the Company fails to acquire and develop additional product candidates or approved products, it will impair the Company’s ability to grow its business and to increase value for shareholders.

The Company generates product revenue only from AGGRASTAT.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all.

The Company may never receive regulatory approval in the United States to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information.  Therefore, the Company may not be able to materially increase the sales of AGGRASTAT.

In order to market AGGRASTAT for expanded indications and dosing regimens, the Company will need to conduct appropriate clinical trials, obtain positive results from those trials and obtain regulatory approval for such proposed indications and dosing regimens. The Company’s failure to obtain necessary regulatory approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information may adversely affect its business, financial condition and results of operations.  The process involved in obtaining such regulatory approval is long and costly and may require additional investments that may not be reasonably achievable by the Company.  The regulatory authorities have substantial discretion in the approval process and may refuse to accept any application. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product.  Furthermore, the approval to modify the prescribing information may be applicable to a limited extent only or it may be refused entirely.

The current approved prescribing information for AGGRASTAT does not include all of the dosing and therapeutic indications provided for in the prescribing information of its competitors.  Moreover, the prescribing information does not include all of the dosing and therapeutic indications for which a physician may wish to use the product.  Although health care professionals may utilize a product at doses and for indications outside of the approved prescribing information, the Company is prohibited from promoting such uses.

To obtain regulatory approvals to modify the prescribing information, the Company must supply sufficient information supporting the safety and efficacy of such uses to the FDA, which in turn must review and deem this information to be sufficient to modify the label in the agreed upon fashion. Unsatisfactory or insufficient results obtained from any particular study or clinical trial relating to the Company’s products may cause the Company to reduce or abandon its efforts to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information.

If the Company does not comply with federal, state and foreign laws and regulations relating to the health care business, it could face substantial penalties.

The Company and its customers are subject to extensive regulation by the federal government, and the governments of the states in which the business is conducted. In the United States, the laws that directly or indirectly affect the Company’s ability to operate its business include the following:
•
the Federal Anti-Kickback Law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service for which payment may be made under federal health care programs such as Medicare and Medicaid;

•	other Medicare laws and regulations that prescribe the requirements for coverage and payment for services performed by the Company’s customers, including the amount of such payment;
•	the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;
•
the Federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for health care benefits, items or services; and

•	various state laws that impose similar requirements and liability with respect to state healthcare reimbursement and other programs.

If the Company’s operations are found to be in violation of any of the laws and regulations described above or any other law or governmental regulation to which the Company or its customers are or will be subject, the Company may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of its operations. Similarly, if the Company’s customers are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on the Company. Any penalties, damages, fines, curtailment or restructuring of the Company’s operations would adversely affect its ability to operate its business and financial results. Any action against the Company for violation of these laws, even if the Company is able to successfully defend against it, could cause it to incur significant legal expenses, divert management’s attention from the operation of the business and damage the Company’s reputation.

Due to the fact a substantial amount of the use of AGGRASTAT is outside of the FDA approved indications and/or dosing information contained within AGGRASTAT’s prescribing information, the Company may be at a greater risk than another pharmaceutical company would be whose products are predominantly used within the approved prescribing information.

AGGRASTAST competes with a variety of drugs, which may limit the use of AGGRASTAT and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs currently on the market, awaiting regulatory approval or in development, including orally administered agents. AGGRASTAT competes with, or may compete with in the future, these drugs to the extent AGGRASTAT and any of these drugs are approved for the same or similar indications.

AGGRASTAT competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Johnson & Johnson/Centocor, Inc.) and Integrilin (eptifibatide) (sold by Merck & Co., Inc.).  It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies) or Angiomax (bivalirudin) (sold by The Medicines Company, Inc.).  These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.  In the majority of hospitals in the United States AGGRASTAT is not available on the hospital formulary and it can be very difficult and time consuming to have AGGRASTAT added to formulary for use by health care professionals.  In many cases, the other treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT’s approved prescribing information.  The risk of bleeding associated with AGGRASTAT may cause physicians to choose an alternative therapy.  In some circumstances, AGGRASTAT competes with other drugs for the use of hospital financial resources. Although AGGRASTAT is positioned as a relatively low cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals, in particular where oral antiplatelet agents are deemed suitable.

The Company may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Company’s business prospects and operations depend on the continued contributions of certain of the Company’s executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

The Company’s subsidiary, Medicure International, Inc., has a contract with CanAm Bioresearch Inc. (“CanAm”) to perform for it a significant amount of its research and development activities.  Because of the specialized scientific nature of the Company’s business, the loss of services of CanAm may require the Company to attract and retain replacement qualified scientific, technical and management personnel.  Competition in the biotechnology industry for such personnel is intense and the Company may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the pace and success of its research and development activities.

Also, certain of the Company’s management personnel are officers and/or directors of other companies, some publicly-traded, and will only devote part of their time to the Company.  Although the Company has key person insurance for Dr. Albert Friesen, Chief Executive Officer, the Company does not have key person insurance in effect in the event of a loss of any other management, scientific or other key personnel.  The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company faces substantial technological competition from many biotechnology and pharmaceutical companies with much greater resources, and it may not be able to effectively compete.

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense.  The Company competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions.  Many of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Company.  Small companies may also prove to be significant competitors, whether acting independently or through collaborative arrangements with large pharmaceutical and biotechnology companies.  Developments by other companies may adversely affect the competitiveness of the Company’s products or technologies or the commitment of its research and marketing collaborators to its programs or even render its products obsolete.

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

The Company’s success will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships will be crucial to the Company’s intention to license to or contract with other pharmaceutical companies for the manufacturing, marketing, sales and/or distribution of any its current or future products.  There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Company’s ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Company is currently dependent on its remaining inventory of its sole commercial product, AGGRASTAT and does not have in place a qualified supplier of raw material used in the manufacture of AGGRASTAT.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT.  In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party.  Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT and that supply arrangement does not expire until July 1, 2015.

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT is terminated or interrupted, or if the Company and its subsidiaries are unable to establish new or maintain existing third party manufacturers, or if the inventories of AGGRASTAT currently held are contaminated or otherwise lost, and the Company was unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company may fail to obtain acceptable prices or appropriate reimbursement for its products and its ability to successfully commercialize its products may be impaired as a result.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, pharmaceutical companies, medical supply companies, and companies, such as the Company, that offer or plan to offer various products in the United States and other countries. The Company’s ability to earn sufficient returns on its products will depend in part on the extent to which reimbursement for the costs of such products, related therapies and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, the Company’s ability to have its products and related treatments and therapies eligible for Medicare or private insurance reimbursement is and will remain an important factor in determining the ultimate success of its products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for the Company’s products and related treatments, the Company’s ability to commercialize its products would be adversely affected. There can be no assurance that the Company’s products and related treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payers are increasingly challenging the price of medical products and services.

If purchasers or users of the Company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Company’s products and related treatments are approved for reimbursement by Medicare and private insurers, as is the case with AGGRASTAT, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Company’s business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

The Company does not have manufacturing experience and has limited marketing resources and may never be able to successfully manufacture or market certain of its products.

The Company has no experience in commercial manufacturing and has limited resources for marketing or selling its products.  The Company may never be able to successfully manufacture and market certain of its products.  If any other of its development products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possibly also to market and sell its products.  Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Company’s control.  Failure of or delay by a third party manufacturer of the Company’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects.  Failure of or delay by a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

The Company has limited product liability insurance and may not be able to obtain adequate product liability insurance in the future.

The sale and use of the Company’s commercial and development products, and the conduct of clinical studies involving human subjects, entails product and professional liability risks that are inherent in the testing, production, marketing and sale of new drugs to humans.  While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company.  The obligation to pay any product liability claim or recall for a product may have a material adverse effect on its business, financial condition and future prospects.  In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly interfere with the Company’s business.

If the Company is unable to successfully protect its proprietary rights, its competitive position will be adversely affected.

The patent positions of pharmaceutical companies are generally uncertain and involve complex legal, scientific and factual issues. The Company’s success depends significantly on its ability to:

•	obtain and maintain U.S. and foreign patents, including defending those patents against adverse claims;
•	secure patent term extensions for the patents covering its approved products;
•	protect trade secrets;
•	operate without infringing the proprietary rights of others; and
•	prevent others from infringing its proprietary rights.

The Company’s success will depend to a significant degree on its ability to obtain and protect its patents and protect its proprietary rights in unpatented trade secrets.

The Company owns or jointly owns numerous patents from the United States Patent Office and other jurisdictions.  The Company has additional pending United States patent applications along with applications pending in other jurisdictions.  The Company’s pending and any future patent applications may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed.  Also, processes or products that may be developed by the Company in the future may not be patentable.  Errors or ill-advised decisions by Company staff and/or contracted patent agents may also affect the Company’s ability to obtain or maintain valid patent protection.

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

The U.S. Congress is considering patent reform legislation. In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the value of patents, once obtained, and the Company’s ability to obtain patents in the future. Depending on decisions by the U.S. Congress, the federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that would weaken the Company’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.

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

The pharmaceutical sales and marketing industry within which the Company operates in a complex legal and regulatory environment.  The failure to comply with applicable laws, rules and regulations may result in civil and criminal legal proceedings.  As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, prior conduct may be called into question.  The Company may become subject of federal and/or state governmental investigations into pricing, marketing, and reimbursement of its prescription drug product.  Any such investigation could result in related restitution or civil litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Company by or on behalf of consumers and private payers.  Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law.  Criminal proceedings may also be initiated against the Company.  Any of these consequences could materially and adversely affect the Company’s financial results.

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

Except with respect to AGGRASTAT, the Company does not currently have the required manufacturing capabilities, clinical data and regulatory approvals necessary to successfully market its products under development in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow it to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products.  Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities.  The Company anticipates that it will take many years before its initial products may be sold commercially.  If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

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

The Company operates in an industry that is more susceptible to legal proceedings. The Company may become involved in litigation.

The Company operates in an industry consisting of firms that are more susceptible to legal proceedings than firms in other industries, due to the uncertainty and complex regulatory environment involved in the development and sale of pharmaceuticals. The Company intends to vigorously defend such actions if and when they arise. Defense and prosecution of legal claims can be expensive and time consuming, may adversely affect the Company regardless of the outcome due to the diversion of financial, management and other resources away from the Company’s primary operations, and could impact the Company’s ability to continue as a going concern in the longer term. In addition, a negative judgment against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development and sale of its products.

Indemnification obligations to the Company’s directors and senior management may adversely affect its financial condition.

The Company has entered into agreements pursuant to which it will indemnify the directors and senior management in respect of certain claims made against them while acting in their capacity as such. If the Company is called upon to perform its indemnity obligations, the Company’s financial condition will be adversely affected. The Company is not currently aware of any matters pending or under consideration that may result in indemnification payments to any of its present or former directors or senior management.

The Company is exposed to foreign exchange movements since the majority of its commercial sales operations are denominated in U.S. currency.

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

The Company has limited financial resources and has financed much of its operations through the sale of securities, primarily common shares.  The Company has significant on-going cash expenses and limited ability to generate cash from operations.  To meet its on-going cash needs the Company may need to rely on the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, revenue, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all.  The Company’s ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance.  Where additional financing is available, the Company may be required to obtain approval from the Company’s shareholders.  Such approval may not be provided.  The Company has not completed a financing through sale of its securities since fiscal 2008.

The Company is listed on the TSX-V, which is a stock exchange based in Canada.  Under policy 4.1 of the TSX-V’s Corporate Finance Manual, a listed company is not permitted to issue securities at less than $0.05 per share.  As at May 31, 2012, the closing trading price for the Company’s shares was $0.035.  There can be no certainty that the share price will trade regularly above the minimum share issuance price.  Since investors are unlikely to be willing to purchase shares at prices above the then current trading price, there is considerable uncertainty regarding the ability of the Company to complete an equity financing until its share price has stabilized above $0.05 per share.

A consolidation of shares to reduce the total number of outstanding shares is one approach taken by companies to increase the share price of their listed securities.  At the Company’s most recent annual and special meeting of shareholders held on November 22, 2011, the Company obtained the necessary approvals from shareholders to give the board of directors of the Company authority, in its sole discretion, to implement a share consolidation at any time prior to November 22, 2012 subject to any required regulatory approvals.  The Company’s board of directors was also given the authority, in its sole discretion, to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every four pre-consolidation shares and no larger than one post-consolidation share for every fifteen pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares.

If its capital resources are exhausted and adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

The Company is exposed to risks given its significant dependence on revenue from the sale of its sole commercial product, AGGRASTAT.

The Company has limited financial resources and is largely dependent upon revenue from the sale of its sole commercial product. The Company has significant on-going cash expenses, including commitments to advance research and development programs, however, the Company has limited ability to generate cash from other sources, such as financing through the sale of equity.

If revenue from the sale of AGGRASTAT is not maintained or increased, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies or products.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders.  Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of May 31, 2012, the Company had 182,947,595 common shares issued and outstanding.  A further 14,439,192 common shares are issuable upon exercise of outstanding stock options and another 5,373,913 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders.  The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 10% of the outstanding common shares at any time.

During fiscal 2012, on July 18, 2011, the Company issued 52,640,043 shares and 12,542,000 stock options in conjunction with transactions announced on that date as described in the Business Overview section of this Annual Report.

Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

On May 31, 2012, the Company’s common shares closed at a price of CDN$0.035 on the TSX-V.  For the period from June 1, 2011 to May 31, 2012, the high and low trading prices of the Company’s common shares were CDN$0.06 and CDN$0.015, respectively, with a total trading volume of 55,192,594 shares.  The Company’s shares were delisted from Amex on July 3, 2008 and from the TSX on March 26, 2010.  From March 26, 2010 until October 21, 2011, shares of the Company traded on the NEX board of the TSX-V under the symbol “MPH.H”.  On October 24, 2011 shares of the Company commenced trading on the TSX-V under the symbol “MPH”.

Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2011 to May 31, 2012 has fluctuated, with a high of 11,056,630 shares and a low of nil shares, averaging approximately 219,018 shares per trading day.  Accordingly, the trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company, such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.  The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates of individual investors and/or by securities analysts;

•	new or existing products or services or technological innovations by the Company or its competitors;

•	comments or opinions by securities analysts or major shareholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	results of, and developments in, the Company’s research and development efforts, including results and adequacy of, and developments in, its clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	sales of the Company’s common shares, including by holders of the notes on conversion or repayment by the Company in common shares;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding the Company’s patents or other intellectual property or that of its competitors.

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

On March 26, 2010, the Company’s common shares were delisted from the TSX due to the Company’s inability to meet continued listing requirements.  On March 29, 2010, the Company’s common shares commenced trading on the NEX board of the TSX-V under the symbol “MPH.H”.  The shares continued trading on the NEX until October 21, 2011, at which time the trading of the Company’s shares was transferred to the TSX-V under the symbol “MPH”.

The Company’s shares ceased trading on the Amex effective July 3, 2008.

There is no guarantee that an active trading market for the Company’s common shares will be maintained on the TSX-V.  Investors may not be able to sell their shares quickly or at the latest market price if trading in its common shares is not active.

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

The Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2012, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending May 31, 2013.  (See more detailed discussion in Item 10E – Taxation)  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending May 31, 2013, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2013 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

The Company’s classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares.

The Company no longer has a shareholder rights plan.

During fiscal 2012, the Company allowed its shareholder rights plan to expire. The provisions of such plan were intended to provide benefit to shareholders.

Penny stock classification could affect the marketability of the Company's common shares and shareholders could find it difficult to sell their shares.

The penny stock rules in the United States require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

Further, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These additional broker-dealer practices and disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States, and shareholders may find it more difficult to sell their shares.

Risks associated with material weaknesses within the Company’s financial reporting and review process

In connection with its review of the Company’s Internal Control over Financial Reporting, the Company has identified material weaknesses with the Company’s financial reporting and review process, involving the accounting and reporting for complex transactions, due to limited staff not allowing for appropriate reviews of such transactions.  Any failure to remediate the material weaknesses, to implement the required new or improved control, or difficulties encountered in the implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements.  Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.

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

In August 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19,000,000.

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

Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT and on focusing its research and development activities on the development of TARDOXAL, for Tardive Dyskinesia.  The Company has also explored and implemented a number of cost savings measures and has further downsized its operations.    All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008.  These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT and the ongoing Phase II clinical study of TARDOXAL.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

B. Business Overview

Plan of Operation

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics.  The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT  (tirofiban hydrochloride) owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

The Company’s research and development program is primarily focused on developing and implementing  new regulatory, brand and life cycle management strategy for AGGRASTAT  and, secondly, on the clinical development of TARDOXAL for neurological disorders.  The Company also continues to explore certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of, the US $330 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in Note 8 to the accompanying financial statements. Based on management's current estimates and expected operating activities, sufficient financial resources exist to fund operations to the end of fiscal 2013.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Recent Developments

•	New Clinical Trial of AGGRASTAT®:

On May 10, 2012 the Company announced the commencement of enrollment in a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

The Company had previously announced its plans for the new clinical trial on January 30, 2012.

SAVI-PCI is a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled during the second quarter of calendar 2012.  The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates – commonly known as blood clots - can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT® HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently practiced 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.

•	Phase II Clinical Trial of Tardoxal:

On January 23, 2012 the Company provided an update and announced the addition of a site in India for its ongoing Phase II Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD). The Company has received approval from the Drug Controller General of India and has begun enrollment at the site. The trial is approved in the United States by the FDA, and in Canada, by the TPD, where sites are actively recruiting patients.

The addition of the new trial site (Schizophrenia Research Foundation, Chennai, India) is expected to increase the rate of enrollment. Current enrollment is at 34 patients, with 40 total patients needed for a planned interim analysis.  The results from the interim analysis are expected in September 2012.

The Company has received FDA Fast Track designation for the clinical investigation of Tardoxal for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

•	Listing Elevated to Tier 2 of the TSX Venture Exchange:

On October 24, 2011, the Company’s listing was elevated from the NEX board of the TSX–V to Tier 2 of the TSX-V.

•	Appointment of Chief Financial Officer:

On September 21, 2011, the Company appointed Mr. James Kinley, CA as Chief Financial Officer.

•	Appointment of President and Chief Operating Officer:

On July 25, 2011, the Company appointed Mr. Dawson Reimer as President and Chief Operating Officer.

•	Debt settlement and related transactions:

On July 18, 2011, the Company settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales and increases on sales exceeding that amount.

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

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

•	Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options under the Company's approved stock option plan to employees and consultants of the Company, including the chief executive officer and chief operating officer, at an exercise price of $0.10 per common share.  The options vest immediately and expire after ten years.

•	Sale of inventory:

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC (“Iroko”) to advance AGGRASTAT in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT drug substance from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,909,000 during fiscal 2012.  In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT in Europe.  If the Company had exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT in the United States, Iroko would have been entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT sales based on a percentage of sales.  Subsequent to May 31, 2012, this option expired without the Company exercising it rights thereunder.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT is conducted by home office staff in Winnipeg, Canada and a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2012 decreased 21% over the net revenue for the year ended May 31, 2011.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenues compared to the previous fiscal year corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net revenues from unfinished products were $1.9 million due to the sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company, Iroko, as described above.  There were no similar sales of unfinished products during fiscal 2011.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through strategic investments related to AGGRASTAT and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

On May 10, 2012 the Company announced the commencement of enrollment in a new clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled during the second quarter of calendar 2012.  The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).

The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.  The study is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product.  In this way, SAVI-PCI is a component of the Company’s ongoing investment in the regulatory, brand and life cycle management strategy for the Product.  The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.

The Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXAL, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND-TD).

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved – Additional studies underway
TARDOXALTM	TD/Neurological indications	Phase II - enrolling patients

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.  Similarly, the Company no longer lists its library of other novel small molecule antithrombotic drugs (including the preclinical lead compound MC-45308) as it has placed development of these drug candidates on hold.

The Company intends to pursue a license or development partnership for TARDOXAL with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

The Company from time to time evaluates the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXAL (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXAL’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Until 2008, the Company had been focused on the development of its then lead product MC-1 as a cardioprotective treatment in reducing damage to the heart associated with acute ischemic and reperfusion injury (MEND-1 Phase-II study). Due to lack of resources and the inability to demonstrate efficacy in the Company’s Phase III study, MEND-CABG II, this development program was placed on hold. MC-1 is the same chemical compound being developed for TD under the name TARDOXAL.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.  This work may lead to other new product formats and formulations of AGGRASTAT, any of which would require substantial additional research and development investment by the Company.

As at May 31, 2012, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

The Company’s only commercial product AGGRASTAT, is owned by the Company’s subsidiary, Medicure International, Inc., and is sold in the United States of America through the Company’s subsidiary, Medicure Pharma, Inc.

AGGRASTAT competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots).  More specifically, AGGRASTAT  is an antiplatelet drugs which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream.  Of the different classes of antiplatelet drugs, AGGRASTAT is a representative of the glycoprotein IIB/IIIA inhibitors drug class.  There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (Aggrastat®).  All three are proprietary drugs that do not have generic equivalents.  Of the two directly competing agents, AGGRASTAT is most closely comparable to Integrilin as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development.  However, the choice and use of AGGRASTAT may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®).  The potential future launch of generic versions of AGGRASTAT and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need.  Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing.   The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and Growing AGGRASTAT sales in the United States.
The Company is working to expand sales of AGGRASTAT in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT is one of three agents, is approximately $330 million per year (2012). At present AGGRASTAT has ≤ 2% of this market. The use of AGGRASTAT is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT has been shown, in several clinical trials, to reduce mortality and/or morbidity (myocardial infarction) post ACS by as much as 40%.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT:
As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.

One important aspect of the strategy is the Company’s efforts to expand and modify the product label. The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

The Company also wishes to obtain, and is conducting work to obtain, approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s prescribing information. As at the date hereof, no request for such a change has been submitted to the FDA. Any such change is dependent upon review and approval by the FDA and may necessitate substantial regulatory filing fees. Clinical development activities would also require substantial financial resources to conduct.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.
The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent has been entered into by the Company as of the date hereof.

C. Organizational Structure

Medicure International, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000.  Medicure International, Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados.  Medicure International Inc.’s head office is located at 2nd Street, Holetown, St. James, Barbados.

Medicure Pharma, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005.  Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.  Medicure Pharma, Inc.’s head office is located at 500 Atrium Drive, Somerset, NJ, 08873.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005.  American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at May 31, 2012, American Cardio Therapeutics Inc. had no activity and it is the Company’s intention that American Cardio Therapeutics Inc. will be wound up.

D. Property, Plants and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada.  The Company currently has use of 5.5 offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D -  Risk Factors.  The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended May 31, 2012 and May 31, 2011 should be read in conjunction with the consolidated financial statements of the Company.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

Critical Accounting Policies and Estimates

Going concern

The consolidated financial statements for the year ended May 31, 2012 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011 and has accumulated a deficit of $123,303,052 as at May 31, 2012.  Management has forecast that it has sufficient working capital through the end of fiscal 2013, however contractual commitments and debt service obligations exceed the company's net cash flows and working capital beginning in early fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2013 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Estimates

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).  IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the notes the financial statements.  Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation and warrant liability
The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt, long-term debt and royalty obligation.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The initial value of the royalty obligation was based on an expected value approach and the royalty obligation is subsequently recorded at amortized cost with the associated cash flows being reviewed each period.  The net accretion of the royalty obligation is recorded within finance expense on the Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss).

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs).

Provision for returns and discounts
Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.  Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible returns of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.  If it is probable that discounts will be granted and the amount can measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances).  Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT  may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand.  Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Estimation of accruals for research and development costs
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

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

Measurement and period of use of intangible assets
Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The costs of servicing the Company’s patents and trademarks are expensed as incurred.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit and loss as incurred.

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (CGU) exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Assumptions and model used to estimate the value of share-based payment transactions
The Company has a stock option plan for its directors, management, employees, and consultants.  The grant date fair value of share-based awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are account for as equity-settled share-based payment transactions.  In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For the year ended May 31, 2012, the Company recorded stock-based compensation of $224,445 (May 31, 2011 - $77,057).

Measurement of the amount and assessment of the recoverability of income tax assets
Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in accounting policies

Adoption of International Financial Reporting Standards (IFRS):
The consolidated financial statements for the year ended May 31, 2012 of the Company and its subsidiaries were prepared in accordance with IFRS as issued by the IASB.  These are the first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

The audited consolidated financial statements for the year ended May 31, 2012 provide the following reconciliations from Canadian generally accepted accounting principles (GAAP) to IFRS for the consolidated:

•	statement of financial position, including equity as at June 1, 2010;
•	statement of financial position, including equity as at May 31, 2011; and the
•	statement of net loss and comprehensive loss for the year ended May 31, 2011.

In preparing the accompanying consolidated financial statements in accordance with IFRS 1, First time Adoption of International Financial Reporting Standards, the Company has applied the mandatory exceptions of IFRS.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position and financial performance is set in note 19 of the consolidated financial statements as at and for the year ending May 31, 2012.  The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows.  The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

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

Year Ended May 31, 2012 Compared to the Year Ended May 31, 2011

Net product sales for fiscal 2012 were $4,797,000, compared to $3,628,000 in fiscal 2011.  The Company currently sells finished AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT to a European Pharmaceutical company.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2012 decreased 21% over the net revenue for the year ended May 31, 2011.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenues compared to the previous fiscal year corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net revenues from unfinished products were $1.9 million due to a sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2011.

Cost of goods sold represents direct product costs associated with AGGRASTAT including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT intangible assets.

Cost of goods sold, excluding amortization, for fiscal 2012 were $223,000 compared to $674,000 in fiscal 2011.  For the year ended May 31, 2012, decreases to cost of goods sold are the result of decreases in net sales of AGGRASTAT and the lower write-offs of expired inventory during fiscal 2012 when compared to fiscal 2011.  Additionally, the Company has a minimum purchase commitment for the manufacturing of AGGRASTAT and as a result had recorded a $0.1 million charge to recognize this commitment during 2011.  This commitment was subsequently fulfilled resulting in an adjustment to reduce cost of goods sold by $0.1 million during fiscal 2012.

Amortization of AGGRASTAT intangible assets remained consistent for the year ended May 31, 2012 at $846,000, when compared to $840,000 in fiscal 2011.

Total Selling, general, and administrative expenditures for fiscal 2012 were $2,674,000, compared to $2,833,000 in fiscal 2011.  Selling, general, and administrative expenditures related to AGGRASTAT were $1,159,000 in fiscal 2012, compared to $1,657,000 in fiscal 2011.  Selling, general, and administrative expenditures – Other were $1,515,000 in fiscal 2012, compared to $1,176,000 in fiscal 2011.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT decreased during the year ended May 31, 2012 as compared to same period in the prior year mainly due to:

•	The Company payroll costs were lower during the year, attributable to management's efforts to reduce operating costs;

•	The average US exchange rate for the period was lower than the in the comparable periods of 2011 resulting in a decrease in selling, general and administrative expenditures; and

•	Overall the Company’s selling, general and administrative expenditures related to AGGRASTAT are lower as a result of ongoing measures taken under the cost curtailment program.

Selling, general and administrative expenditures – Other increased during the year ended May 31, 2012 as compared to same period in the prior year mainly due to:

•
An increase of $0.3 million in selling, general and administrative expenses during year ended May 31, 2012 primarily relating to a recovery of general and administrative costs in the prior year as a result of bad debt recoveries.

•
$0.2 million of non-cash stock-based compensation recorded during the year ended May 31, 2012 relating to stock options that were granted on July 18, 2011.  These options vested immediately.  Stock-based compensation expense during the year ended May 31, 2011 was $0.1 million

•	Increases in professional fees and costs during the current year relating to the on-going operations of the Company including the transition from Canadian GAAP to IFRS.

Net research and development expenditures for fiscal 2012 were $1,044,000, compared to $524,000 in fiscal 2011.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the year ended May 31, 2012 as compared to the same period in fiscal 2011 is due to the commencement of a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  Additional funds were also allocated by the Company to advance its TARDOXAL clinical trial.

Included in research and development expenses are charges related to impairment of the Company’s intangibles assets.  Impairments of intangible assets for fiscal 2012 were $216,000, compared to $280,000 in fiscal 2011. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

During the year ended May 31, 2012, the Company recorded a non cash gain in the amount of $23,932,000 related to the settlement of its previously existing long-term debt.  In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments were reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.   Accordingly, for financial reporting purposes, the outstanding long term debt of US$25 million that was in default was classified as a current liability at May 31, 2011 and June 1, 2010.

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with International Financial Reporting Interpretations Committee (IFRIC) 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

Finance expense for fiscal 2012 was $554,000, compared to $3,100,000 in fiscal 2011.  The significant decrease in finance expense for the year ended May 31, 2012 as compared to the prior fiscal year is due to the settlement of the Company’s long-term debt on July 18, 2011 as described above and in Note 8 of the audited consolidated financial statements for the year ended May 31, 2012.  Finance expense in the prior fiscal year relate primarily to interest on the Birmingham long-term debt.  Finance expense in the current fiscal year relates to interest on the Birmingham debt from June 1, 2011 to its settlement on July 18, 2011, as well as interest associated with the Company’s long-term debt obtained on July 18, 2011 which had an effective interest rate of seven percent during the year ended May 31, 2012.

The net foreign exchange loss for the year ended May 31, 2012 was $2,000, compared to a net foreign exchange gain of $2,707,000 in fiscal 2011. The net foreign exchange loss during the year ended May 31, 2012 changed significantly from the previous fiscal year due the settlement of the US dollar denominated debt in the first quarter of fiscal 2012.  In addition the functional currency of one of the Company's subsidiaries changed to U.S. dollars at June 1, 2011 as a result of a change in focus of its operations driven by the settlement of the Birmingham long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the year ended May 31, 2012.

For the year ended May 31, 2012, the Company recorded a consolidated net income of $23,386,000 or $0.13 per share compared to a consolidated net loss of $1,635,000 or $0.01 per share for the year ended May 31, 2011.  As discussed above the main factors contributing to the net income in fiscal 2012 when compared to the loss during the 2011 fiscal year were the non-cash gain on the settlement of the Birmingham long-term debt, increased sales resulting from the $1.9 million of revenue recognized on the sale of unfinished product, and a decrease in interest expense as a result of the settling of the long-term debt, offset by lower foreign exchange gains as a result of the settling of the US dollar denominated debt in the first quarter of fiscal 2012 and the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 as described above.

For the year ended May 31, 2012, the Company recorded total comprehensive income of $23,865,000 compared to comprehensive loss of $2,011,000 for the year ended May 31, 2011. The change in comprehensive income (loss) results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

The weighted average number of common shares outstanding used to calculate basic income (loss) per share was 176,187,808 for the year ended May 31, 2012 and 130,307,552 for the year ended May 31, 2011.  The weighted average number of common shares outstanding used to calculate diluted income (loss) per share was 176,287,808 for the year ended May 31, 2012 and 130,307,552 for the year ended May 31, 2011.

Year Ended May 31, 2011 Compared to the Year Ended May 31, 2010

The Company was not required to retrospectively apply IFRS to its financial statements for years prior to fiscal 2011.  Accordingly, the operating results for fiscal 2010 were not restated under IFRS and the following information provides a comparison of the years ended May 31, 2011 and 2010 under previous Canadian GAAP.

Net product sales for fiscal 2011 were $3,628,000, compared to $3,317,000 in fiscal 2010.  The Company currently sells AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  The increase compared to fiscal 2010 is attributable to an increase in wholesale purchasing of AGGRASTAT, a reduction in hospital discounts and fluctuations in foreign currency exchange rates.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Cost of goods sold represents direct product costs associated with AGGRASTAT including and write-downs for obsolete inventory.  Amortization of the related acquired AGGRASTAT intangible assets is separately discussed below.

Cost of goods sold, excluding amortization, for fiscal 2011 were $674,000 compared to $572,000 in fiscal 2010.  The Company has a minimum purchase commitment for the manufacturing of AGGRASTAT and as a result has recorded a $0.1 million charge to recognize this commitment.  For the year ended May 31, 2011, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT and the write-off of expired inventory during 2011.

Total Selling, general, and administrative expenditures for fiscal 2011 were $2,818,000, compared to $4,475,000 in fiscal 2010.  Selling, general, and administrative expenditures related to AGGRASTAT were $1,657,000 in fiscal 2011, compared to $3,277,000 in fiscal 2010.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures - AGGRASTAT decreased during the year ended May 31, 2011 as compared to same period in the prior year mainly due to:

•	The Company payroll costs were lower during the period, attributable to management's efforts to reduce operating costs;

•	The average US exchange rate for the period was lower than the in the comparable periods of 2010 resulting in a decrease in selling, general and administrative expenditures; and

•	Overall the Company’s selling, general and administrative expenditures related to AGGRASTAT are lower in many areas as a result of the cost curtailment program.

Selling, general and administrative expenditures – Other decreased during the year ended May 31, 2011 as compared to same period in the prior year mainly due to:

•
Overall the Company’s selling, general and administrative expenditures – other are lower in many areas as a result of the cost curtailment program.  Significant reductions are noted in payroll, rent, and insurance;

•	During fiscal 2011, the Company has incurred an increase of legal and professional fees related to ongoing discussions with the Company's secured lender.

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

Amortization for the year ended May 31, 2011 was $899,000, compared to $919,000 in fiscal 2010.  For the year ended May 31, 2011, amortization decreased as compared to the prior year as a result of the write-down in intangibles in the third and fourth quarters of fiscal 2010. The majority of amortization expense in both periods relates to the amortization of AGGRASTAT intangible assets.

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

For the year ended May 31, 2011, the Company recorded a consolidated net loss of $2,014,000 or $0.02 per share compared to a consolidated net loss of $5,533,000 or $0.04 per share for the year ended May 31, 2010.  As discussed above the main factors contributing to the decrease in the loss as compared to 2010 fiscal year were the increases in wholesale AGGRASTAT, sales and the Company's cost curtailment program whereby operating costs (exclusive of debt servicing requirements and costs related to restructuring of debt as discussed above) have been reduced.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 130,507,552 for the years ended May 31, 2011 and 2010.

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

Based on management's current estimates and expected operating activities, sufficient financial resources exist to fund operations to the end of fiscal 2013.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Cash provided by operating activities for the year ended May 31, 2012 decreased $13,000 to $417,000 compared to $430,000 for 2011 primarily due to lower sales of AGGRASTAT finished products, higher payments on outstanding payables throughout the year and the payment of interest and royalties during fiscal 2012 relating to the debt settlement and new long-term debt obtained on July 18, 2011, offset by the sale of unfinished product used in the manufacture of AGGRASTAT to a European pharmaceutical company during the fiscal year.

Investing activities for the year ended May 31, 2012 were cash used totaling $98,000 primarily relating to the acquisition of intangible assets compared to $45,000 for the year ended May 31, 2011.

Financing activities for the year ended May 31, 2012 consisted of proceeds on long-term debt as a result of a new loan with the Government of Manitoba totaling $5,000,000.  The loan is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Of these proceeds received $4,750,000 was used to repay existing debt as a part of the Birmingham debt settlement transaction on July 18, 2011 as described above and in note 8 to the audited consolidated financial statements for the year ended May 31, 2012.  Additionally, the Company paid $198,000 in costs associated with the issuance of Common Shares, and settling the existing debt, all occurring on July 18, 2011  There were no cash flows from financing activities for the year ended May 31, 2011.

At May 31, 2012 the Company had cash totaling $1,124,345 compared to $750,184 as of May 31, 2011.  As at May 31, 2012, the Company had working capital of $957,000 compared to a working capital deficiency of $30.3 million at May 31, 2011.  The significant change in the working capital of the Company between the two years is as a result of the settlement of the Birmingham long-term debt on July 18, 2011.

The Company has long-term debt at May 31, 2012 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2012. Interest is accrued based on an annual effective interest rate of 7.0%. The minimum annual debt obligations are disclosed under Contractual Obligations.

The total number of common shares issued and outstanding at May 31, 2012 and 2011 was 182,947,595 and 130,307,552 respectively.  As at May 31, 2012 the Company had 14,139,192 options to purchase common shares and 5,373,913 warrants to purchase common shares outstanding.

The total number of common shares issued and outstanding at September 14, 2012 was 182,947,595.  As at September 14, 2012 the Company had 14,375,317 options to purchase common shares and 5,373,913 warrants to purchase common shares outstanding.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.  The Company is conducting a clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

The Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”). A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXAL, entitled TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD).

For further information on the Company’s research and development activity see Item 4B – Business Overview.

The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXAL.   The Company is interested in out-licensing its library of small molecule anti thrombotic drugs.

The TARDOXAL program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development.  The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and also speed development of this molecule for application to TD.

The Company intends to pursue a license or development partnership for TARDOXAL with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

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

Company-sponsored research and development net expenditures for fiscal 2012 were $816,000 (2011 - $205,000; 2010 - $393,000).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 17 issued patents from the United States Patent Office providing protection for AGGRASTAT and related its current and historic development compounds.  The Company will continue to file patents related to its research and development activities.  The United States patents currently issued to the Company are as follows:

Patent Number	Issue Date	Title
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,339,085	January 15, 2002	Prodrugs of MC1
6,417,204	July 9, 2002	5-AZA Analogues
6,538,112	March 25, 2003	Anticoagulant Test
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
6,867,215	March 15, 2005	Cardioprotective Phosphonates and Malonates
6,897,228	May 24, 2005	Pyridoxine and Pyridoxal Analogues: Cardiovascular Therapeutics
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels
7,812,037	October 12, 2010	Dual antiplatelet/anticoagulant pyridoxine analogs

Patent 6,339,085 is jointly owned by the Company and the University of Manitoba.  Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a newly revised version executed November 24, 2006, which supersedes all previous versions, (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Company.  Pursuant to the License Agreement, the Company has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology.  The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

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

D. Trend Information

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2012 decreased 21% over the net revenue for the year ended May 31, 2011.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenues compared to the previous fiscal year corresponds with an overall decline in use of injectable antiplatelet drugs.  It is also attributable to increases in discounts to customers and fluctuations in foreign exchange rates.  The decrease may also reflect normal fluctuations in wholesale purchasing in the period.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments

Net revenues from unfinished products were $1.9 million due to a one-time sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2011.

The Company is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except the potential effect the following items may or may not have:

E.  Off-balance Sheet Arrangements

As of May 31, 2012 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F.  Contractual Obligations

The following tables set forth the Company’s contractual obligations as of May 31, 2012:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2013	2014	2015	2016	2017	Thereafter
Accounts Payable and Accrued Liabilities	$1,356	$1,356	-	-	-	-	-
Long-term debt obligations 1	$5,712	$263	$1,624	$1,816	$1,729	$280	-
Purchase Agreement commitments 2	3,082	1,357	690	690	345	-	-
Management services agreement commitments 3	111	111	-	-	-	-	-
Total	$10,261	$3,087	$2,314	$2,506	$2,074	$280	$-

1.
Long-term debt obligations reflect the principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

2.
The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT from a third party.  Subsequent to May 31, 2012, the Company made an AGGRASTAT purchase resulting in $492,000 of the contractual obligation for fiscal 2013 being paid.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company was committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.

Debt obligations reflect the minimum annual payments under the debt financing agreement.  In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT and TARDOXAL as well as other product opportunities.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

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

As a part of the Birmingham debt settlement described above and in note 8 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

As part of the sale of unfinished product as described in note 11 to the consolidated financial statements, if the Company exercised its option to obtain AGGRASTAT data and was successful in getting changes to the approved use of AGGRASTAT in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT sales.  Subsequent to year end, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to the University of Manitoba based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable and, given these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid.  Such royalty does not apply to the sale of TARDOXAL.
.
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

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, Chairman and Chief Executive Officer

The founder of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba.  Dr. Friesen played a key role in founding several health industry companies including Rh Pharmaceuticals (acquired by Cangene Inc.), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc. and KAM Scientific Inc.  Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates.  Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal.  In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg.  Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation.  He also served as President until July 25, 2011 at which point that position was filled by Mr. Dawson Reimer. Date of birth is May 19, 1947

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director
Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education.  He is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba.  He is currently Director of the Centre for the Advancement of Medicine, Chair of Genome Prairie and Chair of CancerCare Manitoba.  Dr. Naimark serves on the Research Council of the Canadian Institute for Advanced Research, the National Statistics Council of Canada and is Vice-Chair of the Statistics Canada Audit Committee. He was formerly: Chair of Health Canada’s Ministerial Science Advisory Board , Member of the International Advisory Committee on Research of the Alberta Cancer Board, Research Institute, Vice-Chair of the Manitoba Health Research Council and Director of the Robarts Research Institute. He is the founding Chairman of the North Portage Development Corporation, the Canadian

Health Services Research Foundation and the Canadian Biotechnology Advisory Committee. He has served as President of several academic bodies including, the Canadian Physiological Society, the Canadian Society for Clinical Investigation, the Association of Canadian Medical Colleges, the Association of Universities and Colleges of Canada and as Chairman of the Association of Commonwealth Universities.  Dr. Naimark is an Officer of the Order of Canada, a Member of the Order of Manitoba and a Fellow of the Royal College of Physicians and Surgeons of Canada, the Royal Society of Canada, and the Canadian Academy of Health Sciences.  He is recipient of the G. Malcolm Brown Award of the Royal College of Physicians and Surgeons and Medical Research Council of Canada, the Osler Award, the Distinguished Service Award of Ben Gurion University, the Symons Award of the Association of Commonwealth Universities; and of honorary doctorates from Mount Allison University and the University of Toronto, and of several other awards and distinctions related to his professional, academic and civic activities. Date of birth is August 24, 1933.

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

Dawson Reimer, MAES – President and Chief Operating Officer

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. In this capacity, he conducted entrepreneurship training and developed a business start-up training program. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. He was also project coordinator for the establishment of the Company's new research and pharmaceutical production facility. In 1997, he began conducting business activities for Genesys Venture Inc., a biotech business incubator, where he has assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Company at its inception and has been directly employed by the Company since 2001. He was appointed President and Chief Operating Officer of the Company effective July 25, 2011.

Before that date he served as Vice President, Operations.  Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, Chairman and Chief Executive Officer.   Date of birth is May 7, 1971.

James Kinley, CA – Chief Financial Officer

Effective September 21, 2011 Mr. James Kinley was appointed as CFO of the Company, replacing Dawson Reimer, who has served as Chief Financial Officer in an interim capacity since July 15, 2011 until Mr. Kinley’s appointment. Mr. Kinley’s services are provided to the Company through a Management Services Agreement with Genesys Venture Inc. (“GVI”).  Previous to his time at GVI and the Company, he was Manager, Financial Reporting at Manitoba Telecom Services Inc. and was involved in all aspects of financial reporting, including publicly filed documents such as their financial statements.  James is a Chartered Accountant and holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba.  Date of birth is July 9, 1978.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended May 31, 2012, is described below and stock-based compensation described in Item 6(E) below:

The independent members of the Board of Directors were paid $90,000 relating to amounts accrued from services provided prior to the debt settlement that occurred on July 18, 2011.  Additionally, the Board members were paid $24,000 for attendance at meetings between July 19, 2011 and May 31, 2012 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid $5,000 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007 and July 18, 2011.  For the year ended May 31, 2012, the Company paid A.D. Friesen Enterprises Ltd., $186,000 in consulting compensation, including taxable benefits.  Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $165,000 payable in equal semi-monthly instalments in fiscal 2012.

During the year ended May 31, 2012, the Company paid directors a total of Nil (Year ended May 31, 2011: Nil; Year ended May 31, 2010: Nil; Year ended May 31, 2009: Nil; Year ended May 31, 2008: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s current financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors.   The Company had accrued director compensation of $309,000 relating to the independent directors’ service as directors prior to May 31, 2011 and an additional $12,000 prior to July 18, 2011.  Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $90,000 during fiscal 2012 relating to these accrued amounts.  As at May 31, 2012, the Company has $231,000 of accrued compensation owing to the independent members of the Board of Directors relating to fees from the periods prior to July 18, 2012.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of four directors who were elected at the Company’s annual general meeting of the shareholders held on November 22, 2011.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or with the provisions of the Canada Business Corporations Act.  Dr. Albert D. Friesen has served as a director of the Company since September 1997.  Dr. Arnold Naimark has served as a director of the Company since March 2000.  Gerald McDole has served as a director of the Company since January 2004.  Peter Quick has served as a director of the Company since November 2005.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Company is required to have an Audit Committee.  As at the date hereof, the Audit and Finance Committee is comprised of three independent directors: Gerald McDole (Chair), Dr. Arnold Naimark, and Peter Quick.  The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)  Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation.  Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review.  Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public Company is prohibited from performing certain non-audit services. The Audit and Finance Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit and Finance Committee Charter reproduced below.

AUDIT AND FINANCE COMMITTEE CHARTER
GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Audit and Finance Committee (the “Committee”) is to oversee the accounting, financial reporting and disclosure processes of the Company and the audits of its financial statements, and thereby assist the Board of Directors of the Company (the “Board”) in monitoring the following:

(1) the integrity of the financial statements of the Company;

(2) compliance by the Company with ethical policies and legal and regulatory requirements related to financial reporting and disclosure;

(3) the appointment, compensation, qualifications, independence and performance of the Company’s internal and external auditors;

(4) the performance of the Company's independent auditors;

(5) performance of the Company's internal controls and financial reporting and disclosure processes; and

(6) that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures.

The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain, and set and pay compensation to, special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.

In the course of fulfilling its specific responsibilities hereunder, the Committee has authority to, and must, maintain free and open communication between the Company's independent auditor, Board and Company management. The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with International Financial Reporting Standards (“IFRS”). This is the responsibility of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company’s Code of Ethics. Any responsibilities that the Committee has the power to act upon, may be recommended to the Board to act upon.

MEMBERSHIP

The membership of the Committee will be as follows:

The Committee shall consist of a minimum of three members of the Board, appointed from time to time, each of whom is affirmatively confirmed as independent by the Board in accordance with the definition of independence for audit committee members set out in Appendix I hereto, with such affirmation disclosed in the Company's Management Information Circular for its annual meeting of shareholders. All members of the Committee should be “financially literate”, as defined in Appendix I, and at least one of the members shall be an “audit committee financial expert” as defined in as defined in Appendix I.

The Board will elect, by a majority vote, one member as chairperson. In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

The members of the Committee shall meet all independence and financial literacy requirements of The TSX Venture Exchange, and the requirements of such other securities exchange or quotations system or regulatory agency as may from time to time apply to the Company.

Any member of the Committee may be removed and replaced at any time by the Board and will automatically cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies in the Committee by election from among the members of the Board. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

A quorum shall be a majority of the members provided that if the number of members is an even number, one half of the number plus one shall constitute a quorum.

A member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Committee shall be as follows:

Frequency of Meetings

Meet quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

The Committee will meet with the independent auditor at least annually, either in person or telephonically.

Reporting Responsibilities

Provide to the Board proper Committee minutes.

Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

Committee and Charter Evaluation

The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

Whistleblower Mechanism

Adopt and review annually a procedure through which employees and others can confidentially and anonymously inform the Committee regarding any concerns about the Company's accounting, internal accounting controls or auditing matters. The procedure shall include responding to and the retention of, any such complaints.

Legal Responsibilities

Perform such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board.

INDEPENDENT AUDITOR

Nomination, Compensation and Evaluation

The Company’s independent auditor is ultimately accountable to the Committee and the Board and shall report directly to the Committee. The Committee shall review the independence and performance of the auditor and annually recommend to the Board the appointment and compensation of the independent auditor or approve any discharge of auditor when circumstances warrant.

Review of Work

The Committee is directly responsibility for overseeing the work of the independent auditor engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the independent auditor regarding financial reporting.

Approval in Advance of Related Party Transactions

Pre-approval of all “related party transactions,” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are:

(1) material to the Company or the related party; or

(2) unusual in their nature or conditions.

A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.

Engagement Procedures for Audit and Non-Audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services provided to the Company or its subsidiary entities and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the Securities Exchange Commission (“SEC”) or any securities exchange on which the Company's shares are traded including any of the following non-audit services:

• Bookkeeping or other services related to accounting records or financial statements of the Company;

• Financial information systems design and implementation consulting services;

• Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

• Actuarial services;

• Internal audit outsourcing services;

• Any management or human resources function;

• Broker, dealer, investment advisor, or investment banking services;

• Legal services;

• Expert services related to the auditing service; and

• Any other service the Board determines is not permitted.

Hiring Practices

Review and approve the Company’s hiring policy regarding the partners, employees and former partners and employees of the present and former independent auditor of the Company. Ensure that no individual who is, or in the past three years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer until at least three years after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall annually include:

• Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

• Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

• As necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor and evaluate whether it is appropriate to rotate the independent auditor on a regular basis.

Audit and Finance Committee Meetings

Notify the independent auditor of every Committee meeting and permit the independent auditor to appear and speak at those meetings.

At the request of the independent auditor, convene a meeting of the Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

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

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by such auditing standards as may be applicable.

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations, if any:

• The Company's audited and unaudited financial statements and related notes;

• The Company's Management Discussion & Analysis (“MD&A”) and news releases related to financial results;

• The Company’s management certifications of the financial statements and accompanying MD&A as required under applicable securities laws;

• The Company’s annual information form (“AIF”), if one is prepared and filed.

• The independent auditor's audit of the financial statements and its report thereon;

• Any significant changes required in the independent auditor's audit plan;

• The appropriateness of the presentation of any non-IFRS related financial information;

• Any serious difficulties or disputes with management encountered during the course of the audit; and

•  Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

Review the management letter, if any, delivered by the independent auditor in connection with the audit.

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within IFRS that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports
.
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

Review with the Company's legal counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

Review filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

Review, with management, prior to public disclosure, the Company’s financial statements and MD&A and related press releases. The chairperson of the Committee may represent the entire Committee for purposes of this review.

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure stated above, and periodically assess the adequacy of those procedures.

RISK ASSESSMENT

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time.

Review and discuss with management, and approve changes to, the Company's Corporate Investment Policy.

LIMITATION ON DUTIES OF AUDIT AND FINANCE COMMITTEE

In contributing to the Committee’s discharging of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.

ADOPTION OF CHARTER

This charter was originally adopted by the Board on August 23, 2004 and revised on January 17, 2012.

APPENDIX I

GLOSSARY OF TERMS

“Independent” means a director who has no direct or indirect material relationship with the Company or its subsidiaries.

A “material relationship” is a relationship which could, in the view of the Board of the Company, be reasonably expected to interfere with the exercise of the person’s independent judgment.

For greater certainty, certain individuals will be deemed not to be independent:

a) an individual who is, or has been within the last three years, an employee or executive officer of the Company;

b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

c) an individual who is a partner of, or employed by the Company’s internal or external auditor or who was, within the last three years, a partner or employee of that audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

d)  an individual whose child or stepchild shares a home with the individual or whose spouse, is a partner of the Company’s internal or external auditor, or is an employee of the audit firm and participates in its audit, assurance or tax compliance practice or who was within the last three years a partner or employee of the audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

f) an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years. For purposes hereof, direct compensation does not include remuneration for acting as a member of the Board or of any Board committee or remuneration consisting of fixed amounts of compensation under a retirement plan for prior service provided that such compensation is not contingent on any way on continued service.

For purposes hereof, “Company” includes Medicure Inc. and any subsidiaries thereof.

Notwithstanding the foregoing, a person will not be considered to have a material relationship with the Company solely because he or she:

a) has previously acted as an interim chief executive officer of the issuer, or

b) acts, or has previously acted, as a chair or vice-chair of the Board or any Board committee, on a part-time basis.

Meaning Of “Independence” For Audit Committees
In addition to the requirement of being an Independent Director as described above, members of the Audit Committee will not be considered “independent” for that purpose where the individual:

a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or subsidiary of the Company, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time or vice-chair of the Board or any Board Committee; or

b)  is an affiliated entity (as defined in National Instrument 52-110 Audit Committees) of the Company or any of its subsidiaries.

For purposes hereof, indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by (i) an individual’s spouse, minor child or stepchild, or child or stepchild who shares the individual’s home, or (ii) an entity in which such individual is a partner, member, executive officer or managing director (or comparable position) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary of the Company. Notwithstanding the foregoing, compensatory fees do not include receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Meaning of “financially literate”

For purposes hereof, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Meaning of “audit committee financial expert”

An “audit committee financial expert” means a person who has the following attributes:

(1) An understanding of generally accepted accounting principles and financial statements;

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(4) An understanding of internal controls over financial reporting;

(5) An understanding of audit committee functions.

A person shall have acquired such attributes through:

(1) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(2) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(4) Other relevant experience.

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

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options held and percent of the shares outstanding held by those persons at May 31, 2012.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)(2)(3)	29,821,699(1)	16.30%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole	10,000	0.01%
Common shares	Peter Quick	Nil	Nil
Common shares	James Kinley	Nil	Nil
Common shares	Dawson Reimer	289,735	0.22%

(1)
Dr. Albert D. Friesen holds 8,037,500 shares personally or in an RRSP, a Canadian individual retirement plan.  The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”).  Dr. Friesen is the General Partner of the Fund.

(2)
On July 18, 2011, the Company issued 20,000,000 common shares of the Company to Dr. Albert D. Friesen and entities controlled by Dr. Albert D. Friesen for consideration relating to the guarantee of a loan obtained during the year ended May 31, 2012, as described in Note 8 to the accompanying financial statements.

(3)	Dr. Albert D. Friesen purchased an additional 1,026,000 shares subsequent to May 31, 2012 on the open market

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2012.  The stock options are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	150,000 150,000 6,210,000	$1.65 $1.63 $0.10	December 6, 2015 October 14, 2016 July 18, 2021
Dr. Arnold Naimark	35,000 110,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Gerald P. McDole	75,000 10,000 50,000 10,000	$1.65 $0.98 $0.04 $0.04	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019
Peter Quick	100,000 50,000 10,000 50,000 10,000	$1.65 $1.54 $0.98 $0.04 $0.04	December 6, 2015 January 16, 2017 December 11, 2017 September 3, 2018 April 16, 2019
James Kinley	nil	n/a	n/a
Dawson Reimer	65,000 100,000 100,000 4,000,000	$1.65 $1.63 $0.03 $0.10	December 6, 2015 October 14, 2016 November 10, 2018 July 18, 2021

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

The number of Common Shares allocated to the Plan, the exercise period for the options, and the vesting provisions for the options will be determined by the board of directors of the Company from time to time.  The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 10% of the issued and outstanding Common Shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2012, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.  CDS & Company, Toronto, Ontario is a clearing house that owns approximately 110,346,180 (60.32%) of common shares of the Company on behalf of beneficial owners.  The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(2)(3)(4)	29,821,699(1)	16.30%
	Winnipeg, Manitoba
Common shares	Elliot International Capital Advisors	32,640,043	17.84%
Common shares	Dr. Lars Hoie	20,018,230	10.94%
	London, England

Notes:
(1)	Amount of shares as of May 31, 2012.
(2)	Dr. Albert Friesen holds 8.037,500 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.
(3)
On July 18, 2011, the Company issued 20,000,000 common shares of the Company to Dr. Albert D. Friesen and entities controlled by Dr. Albert D. Friesen for consideration relating to the guarantee of a loan obtained subsequent to May 31, 2011, as described in Note 16 to the accompanying financial statements.

(4)	Dr. Albert D. Friesen purchased an additional 1,026,000 shares subsequent to May 31, 2012 on the open market.

As of October 31, 2011 there were approximately 6,860 shareholders of record worldwide.  As of this date there were approximately 1,600 shareholders of record in the United States holding a total of 51,771,096 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.
As of May 31, 2012, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 30,121,434 (or 16.46% of common shares).

To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

The major shareholders do not have any special voting rights.

Insider Reports under Canadian Securities Legislation

Since the Company a reporting issuer under the Securities Acts of each of the provinces of Canada, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators.  Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

B. Related Party Transactions

Except as disclosed below, the Company has not, since June 1, 2011, and does not at this time propose to:

(1)
enter into any transactions which are material to the Company or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which the Company or any of its former subsidiaries was a party;

(2)	make any loans or guarantees directly or through any of its former subsidiaries to or for the benefit of any of the following persons:

(a)	enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with the Company;

(b)
associates of the Company (unconsolidated enterprises in which the Company has significant influence or which has significant influence over the Company) including shareholders beneficially owning 10% or more of the outstanding shares of the Company;

(c)	individuals owning, directly or indirectly, shares of the Company that gives them significant influence over the Company and close members of such individuals families;

(d)
key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of the Company including directors and senior management and close members of such directors and senior management); or

(e)	enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On October 1, 2001, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen.  This agreement, which was subsequently amended on February 1, 2002, paid A.D. Friesen Enterprises Ltd. an annual salary of $150,000 payable in monthly instalments.  On October 1, 2003 a new two year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $175,000.  On October 1, 2005, a one-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $200,000.  On October 1, 2006, a two-year consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $250,000.  On October 1, 2007, a consulting contract was entered into with A.D. Friesen Enterprises Ltd. for an annual salary of $275,000. The consulting contract expired on December 31, 2008. During the year ended May 31, 2008, the Company paid a total of $272,249 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2009, the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd.  This salary is reviewed annually by the Board.  Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined by the Board. On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.  During the year ended May 31, 2012, the Company paid a total of $186,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2011, the Company paid a total of $201,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2010 the Company paid a total of $281,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company also owns a leasing company, Waverley Business and Science Centre Inc. (1200 Waverley Street, Winnipeg) which entered into a lease with the Company as of March 1, 2002.  The lease agreement was subsequently amended on March 15, 2005.  Pursuant to this agreement, the Company leased approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264, with additional overhead payable under the lease dependant on usage.  The lease terminated effective October 31, 2010.  On November 1, 2009, the Company entered into a sub-lease agreement with Genesys Venture Inc., a company that is majority owned by Dr. Friesen to sub-lease office space at 1250 Waverley Street in Winnipeg, Manitoba.  This sub-lease agreement was subsequently amended on October 1, 2010 and then terminated on December 31, 2011.  During the fiscal year 2011, $17,671 was paid for base and additional rent.  During fiscal 2010, $45,477 was paid for base and additional rent.  During fiscal 2009, $69,012 was paid for base and additional rent.  Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI which now includes the cost of all facilities rented by the Company.  Rent paid during fiscal 2012 totalled $19,563 between the two agreements.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Company is also the majority shareholder in a management service company, Genesys Venture Inc. which entered into a management service agreement with the Company as of October 1, 2010.   Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement.  During fiscal 2012 $184,667 was paid in accordance with the terms of this agreement.  Additionally, during fiscal 2012 the Company paid GVI $46,275 for commercial support services.

Dr. Friesen, a director, the Chairman  and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms

Regulatory affairs support	June 22, 2009	Services provided as needed.

Pharmacovigilance and medical affairs support	August 1, 2009	Monthly retainer of $4,000, plus hourly charges for pharmacovigilance services outside base services.

Quality assurance support	June 1, 2010	Services provided as needed.

AGGRASTAT clinical trial management	May 1, 2010	Services provided for on an hourly fee basis under terms of the contract.

During fiscal 2012, $146,154 (2011 - $169,762) was paid to GVI CDS.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services.  During the fiscal 2012, the Company paid CanAm $254,493 ($138,817) for contract research.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2012.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method as described in note 8 to the consolidated financial statements.   In connection with the guarantee the Company entered into an indemnification agreement with the CEO  under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended May 31, 2012 and 2011 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report.  The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, KPMG LLP.

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

B.           Significant Changes

There have been no significant changes to the accompanying financial statements since May 31, 2012, except as disclosed in this Annual Report on Form 20-F.

ITEM 9. THE OFFERING AND LISTING

A.    Listing Details

The Company’s shares were delisted from NYSE Amex (now NYSE MKT) on July 3, 2008 and from the TSX on March 26, 2010.  From March 26, 2010 until October 21, 2011, shares of the Company traded on the NEX board of the TSX-V under the symbol “MPH.H”.  On October 24, 2011 shares of the Company commenced trading on the TSX-V under the symbol “MPH”.  The historical trading data for the common shares of the Company on the above-mentioned exchanges is set out below.

TSX/NEX/TSX-V High ($)	TSX/NEX/TSX-V Low ($)
Fiscal Quarter Ended

May 31, 2012
February 29, 2012
November 30, 2011
August 31, 2011
May 31, 2011
February 28, 2011
November 30, 2010
August 31, 2010
May 31, 2010
February 28, 2010
November 30, 2009
August 31, 2009
0.045 0.045 0.035 0.06 0.03 0.02 0.02 0.025 0.04 0.06 0.05 0.02	0.025 0.015 0.02 0.015 0.005 0.01 0.01 0,01 0.02 0.02 0.01 0.01

B.           Plan of Distribution

Not applicable.

C.    Markets

The Company's common shares commenced trading on the Toronto Stock Exchange on March 15, 2002 and on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004. The Company’s shares ceased trading on NYSE Amex effective July 3, 2008 and transferred from the Toronto Stock Exchange to the NEX board of the TSX Venture Exchange on March 26, 2010.  From March 26, 2010 until October 21, 2011, shares of the Company traded on the NEX board of the TSX-V under the symbol “MPH.H”.  On October 24, 2011 shares of the Company commenced trading on the TSX-V under the symbol “MPH”.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

1.  Objects and Purposes of the Company

The Articles of Continuance (the “Articles”) and  the By-Laws of the Company place no restrictions upon the Company’s objects and purposes.

2.  Directors

Under applicable Canadian law, the directors and officers of the Company, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Company.  The directors and officers must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 4.18 of By-Law No.1A of the Company (the “By-Law”) provides that a director shall not be disqualified by reason of his office from contracting with the Company or a subsidiary thereof.  Subject to the provisions of the Canada Business Corporations Act (the “Act”), a director shall not by reason only of his office be accountable to the Company or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest.  Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 120 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Company and shall have been approved by the directors or shareholders of the Company as required by section 120 of the Act.

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

6.  Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the Articles or By-Law or other constituent document of the Company.

7.  Change in Control of Company

No provision of the Company’s Articles or By-Law would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.  The Company no longer has a shareholder rights plan.

C. Material Contracts

The following are the material contracts of the Company, other than those mentioned elsewhere in this Form, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this registration statement.

a)	Management services agreement with Genesys Venture Inc., dated January 1, 2012.

b)	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

c)	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. (See "Item 10E - Taxation", below.)

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company.  However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of Common Shares if the non-Canadian acquired a majority of the Common Shares of the Company.

Further, the acquisition of less than a majority but one-third or more of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations (there are currently 153 WTO members), a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.
For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.
In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2012 threshold is CAD$330 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”.  The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including

(a)	acquisition of Common Shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)
acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)
acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common Shares, remained unchanged.

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

 As discussed below, the Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2012, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending May 31, 2013.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although the Company expects that it may be a QFC for the taxable year ending May 31, 2012, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2012 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

The Company does not believe that it was a PFIC for the taxable year ended May 31, 2011, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending May 31, 2012.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending May 31, 2012 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

Canadian Federal Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations, as of the date hereof, generally applicable to Security holders who deal at arm's length with the Company, who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of the Company, to whom such shares are capital property, and to whom such shares are not “taxable Canadian property” (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

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

This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

Exhibits attached to this Annual Report are available for viewing on EDGAR, or may be inspected at the head office of Company at 2 – 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6, during normal business hours.  Copies of the Company’s financial statements and other continuous disclosure documents required under Canadian securities legislation are available for viewing on the internet at www.sedar.com.

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

An increase in interest rates of one percent during the year ended May 31, 2012, with all other variables held constant, would have increased net income by approximately $9,400 (2011 - $2,900).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2012, with all other variables held constant, would have decreased net income by approximately $ 44,000 (2011 - nil).

FOREIGN EXCHANGE RISK

The parent of the Company’s primary currency of operations is the Canadian dollar.  Its wholly-owned operating subsidiaries primary currency of operations is the US dollar.  The Company has expenditures and holds investments denominated in US dollars.  In fiscal 2012, it is estimated that approximately 75% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar.  To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt.  A 10% change in foreign exchange rates for fiscal 2012 would have impacted loss for the year by 10%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures, as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.  We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of a material weakness in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures”. Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of May 31, 2012, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that the Company’s ICFR was not effective as at May 31, 2012 due to the following material weaknesses:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Other than the appointment of a new Chief Financial Officer on September 22, 2011, there have been no changes in the Company's internal controls identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this Annual Report on Form 20-F which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

No remediation activities have been undertaken to date in fiscal 2013. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2012, Mr. Gerald McDole, a non-employee director, was a member of the audit committee of the Company.  The board of directors of the Company has determined that Mr. McDole (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

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

(a)  Audit fees                                                 2012                      2011
                         $139,500                $109,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b)  Audit-related fees                                   2012             2011
   $15,000                           $-

Audit-related fees consist of fees billed for accounting consultations.

(c)  Tax fees                                            2012                     2011
        $-                            $-

(d)  All other fees                                           2012                      2011
        $-                            $-

(e)  Audit Committee’s Pre-approval Policies

All KPMG services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended May 31, 2012, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Statements of Financial Position;
3.	Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss);
4.	Consolidated Statements of Changes in Deficiency
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Years ended May 31, 2012 and 2011

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”).  Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with International Financial Reporting Standards.  The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these financial statements.  The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

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

KPMG LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements.  Their report follows.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

September 14, 2012

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders of Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at May 31, 2012, May 31, 2011 and June 1, 2010, the consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for the years ended May 31, 2012 and May 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Medicure Inc. as at May 31, 2012, May 31, 2011 and June 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended May 31, 2012 and May 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced operating losses and has accumulated a deficit of $123,303,052 since incorporation that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Chartered Accountants

September 14, 2012
Winnipeg, Canada

MEDICURE INC.
Consolidated Statements of Financial Position
(expressed in Canadian dollars)

	Note	May 31, 2012	May 31, 2011	June 1, 2010

Assets
Current assets:
Cash		$1,124,345	$750,184	$371,262
Accounts receivable	4	420,197	365,490	390,923
Inventories	5	542,325	449,874	550,975
Prepaid expenses		125,084	238,462	176,280

Total current assets		2,211,951	1,804,010	1,489,440

Non-current assets:
Property and equipment	6	30,745	46,942	68,752
Intangible assets	7	2,500,928	3,298,286	4,414,882

Total non-current assets		2,531,673	3,345,228	4,483,634

Total assets		$4,743,624	$5,149,238	$5,973,074

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$1,355,993	$1,740,114	$1,358,156
Accrued interest on long-term debt	8	22,295	7,869,577	5,469,343
Current portion of long-term debt	8	-	22,468,518	24,140,199

Total current liabilities		1,378,288	32,078,209	30,967,698

Non-current liabilities
Long-term debt	8	4,647,740	-	-
Royalty obligation	8	538,269	-	-

Total non-current liabilities		5,186,009	-	-
Total liabilities		6,564,297	32,078,209	30,967,698

Deficiency:
Share capital	9	117,033,258	116,014,623	116,014,623
Contributed surplus		4,346,312	4,121,867	4,044,810
Accumulated other comprehensive income		102,809	(376,630)	-
Deficit		(123,303,052)	(146,688,831)	(145,054,057)

Total deficiency		(1,820,673)	(26,928,971)	(24,994,624)

Going concern	2(c)
Commitments and contingencies	13
Subsequent events	11 & 13
Total liabilities and deficiency		$4,743,624	$5,149,238	$5,973,074

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Gerald McDole"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)

		Year	Year
		ended	ended
	Note	May 31, 2012	May 31, 2011
Revenue:
Product sales, net	11	$4,796,811	$3,628,274

Cost of goods sold	5, 7 & 15	1,069,279	1,513,247
Gross Profit		3,727,532	2,115,027

Expenses:
Selling, general and administrative	14 & 15	2,673,725	2,833,217
Research and development	13 & 15	1,044,491	523,888
		3,718,216	3,357,105
Operating income (loss)		9,316	(1,242,078)

Other income:
Gain on settlement of debt	8	(23,931,807)	-

Finance costs (income):
Finance income		(775)	(473)
Finance expense	12	553,734	3,100,175
Foreign exchange loss, net		2,385	(2,707,006)
		555,344	392,696
Net income (loss)		$23,385,779	$(1,634,774)

Other comprehensive income (loss)
Foreign currency translation differences for foreign operations		479,439	(376,630)
Total comprehensive income (loss)		$23,865,218	$(2,011,404)
Basic and diluted earnings (loss) per share		$0.13	$(0.01)
Weighted average number of common shares used in computing basic income (loss) per share		176,187,808	130,307,552
Weighted average number of common shares used in computing fully diluted income (loss) per share		176,287,808	130,307,552

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Changes in Deficiency
(expressed in Canadian dollars)

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, June 1, 2010		$116,014,623	$4,044,810	$-	$(145,054,057)	$(24,994,624)

Net loss for the year ended May 31, 2011		-	-	-	(1,634,774)	(1,634,774)
Other comprehensive loss for the year
ended May 31, 2011		-	-	(376,630)	-	(376,630)
Transactions with owners, recorded directly in equity
Share-based payments	9(c)	-	77,057	-	-	77,057
Total transactions with owners		-	77,057	-	-	77,057
Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)

Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779
Other comprehensive income for the year
ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	9(b)	1,018,635	-	-	-	1,018,635
Share-based payments	9(c)	-	224,445	-	-	224,445
Total transactions with owners		1,018,635	224,445	-	-	1,243,080
Balance, May 31, 2012		$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(expressed in Canadian dollars)

		Year	Year
		ended	ended
	Note	May 31, 2012	May 31, 2011

Cash provided by (used in):
Operating activities:
Net income (loss) for the period		$23,385,779	$(1,634,774)
Adjustments for:
Gain on settlement of debt	8	(23,931,807)	-
Amortization of property and equipment	6	19,663	20,243
Amortization of intangible assets	7	857,887	878,688
Stock-based compensation	9	224,445	77,057
Write-down of inventory	5	109,194	292,950
Write-down of intangible assets	7	216,011	280,235
Finance expense	12	553,734	3,100,175
Unrealized foreign exchange loss		(873)	(2,766,612)
Change in the following:
Accounts receivable		(54,707)	25,433
Inventories		(201,645)	(202,861)
Prepaid expenses		113,378	(71,785)
Accounts payable and accrued liabilities		(497,468)	436,706
Interest paid	12	(221,278)	(5,185)
Debt issuance costs	8	(70,240)	-
Royalties paid	8	(84,784)	-
Cash flows from operating activities		417,289	430,270

Investing activities:
Acquisition of property and equipment	6	(1,488)	(2,487)
Acquisition of intangible assets	7	(96,424)	(42,327)
Cash flows used in investing activities		(97,912)	(44,814)

Financing activities:
Share issuance costs	9	(34,166)	-
Proceeds from long-term debt	8	5,000,000	-
Repayments of long-term debt	8	(4,750,000)	-
Debt settlement costs	8	(164,308)	-
Cash flows from financing activities		51,526	-
Foreign exchange gain on cash held in foreign currency		3,258	(6,534)
Increase in cash		374,161	378,922
Cash, beginning of period		750,184	371,262
Cash, end of period		$1,124,345	$750,184

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	8	646,801	-
Shares issued for guarantee of long-term debt	8	371,834	-

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

1.     Reporting entity:

Medicure Inc. (the Company) is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome ("ACS") including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD").  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions.

2.     Basis of preparation of financial statements:

(a)   Statement of compliance
These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  These are the first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRS has affected the financial position, financial performance and cash flows is provided in note 19.

The consolidated financial statements were authorized for issue by the Board of Directors on September 14, 2012.

(b)   Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)   Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011 and has accumulated a deficit of $123,303,052 as at May 31, 2012.  Management has forecast that it has sufficient working capital through the end of fiscal 2013, however contractual commitments and debt service obligations exceed the company's net cash flows and working capital beginning in early fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, and/or secure additional capital, which may not be available under favourable terms or at all.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

2.     Basis of preparation of financial statements (continued):

(c)   Going concern (continued:)

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2013 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

(d)   Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)   Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities with the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at June 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., and Medicure Pharma Inc.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All significant inter-company transactions and balances have been eliminated.

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc.  In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 8) and other factors, the focus of Medicure International, Inc.'s operations changed and accordingly its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with International Accounting Standard ("IAS") 21, the Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the income statement, as part of the gain or loss on sale where applicable.

(c) Financial instruments

(i) Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(i) Financial assets (continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: loans and receivables.  The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise  accounts receivables.

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt, long-term debt and royalty obligation.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(iii) Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs).

(iv) Share capital

Common voting shares are classified as equity.  Incremental costs directly attributable to the issuance of common voting shares are recognized as a deduction from equity, net of any tax effects.

(d) Revenue Recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(e) Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, as well as finished products and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.  The costs of the day-to-day servicing of property and equipment are recognized in the statement of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(f) Property and equipment (continued):

(ii) Depreciation

Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	20%

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii) Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks are expensed as incurred.

(iii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(g) Intangible assets (continued):

(iv) Clinical trial expenses:

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

(v) Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(h) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(i) Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(j) Employee benefits

(i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

(k) Finance income and finance costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(l) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(l) Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)  Earnings (loss) per share

The Company presents basic earnings per share ("EPS") data for its common voting shares.  Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for own shares held.  Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(n) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the International Accounting Standards Board ("IASB") or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income ("OCI"), with the remainder of the change recognized in profit and loss.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.  For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Company intends to adopt IFRS 9 (2010) in its consolidated financial statements for the annual period beginning on June 1, 2015.  The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(n) New standards and interpretations not yet adopted (continued):

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, with .  IFRS 10 replaces IAS 27 and Standing Interpretation Committee ("SIC") 12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

The company intends to adopt IFRS 10 in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 10 has not yet been determined.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.  The amendments to IAS 1 require companies preparing financial statements to group together items with OCI on the basis of whether they may be reclassified to the profit and loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The intends to adopt the amendments in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards

In May 2012, the IASB published Annual Improvements to IFRSs - 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS effective for annual periods beginning on or after January 1, 2013 with retrospective application.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.     Significant accounting policies (continued):

(n) New standards and interpretations not yet adopted (continued):

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards (continued):

The impending changes that potential have an effect on the Company include:

•
IAS 1 Presentation of Financial Statements - the changes involve amendments to the presentation and disclosure of comparative information beyond the minimum and the presentation of the opening statement of financial position.

•	IAS 34 Interim Financial Reporting - the changes involve amendments to the presentation and disclosure of segment assets and liabilities.

The Company intends to adopt the amendments to the standards in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of the adoption of the amendments has not yet been determined.

4.     Accounts receivable:

	May 31, 2012	May 31, 2011	June 1, 2010

Trade accounts receivable	389,193	353,473	375,228
Other accounts receivable	31,004	12,017	15,695
	420,197	365,490	390,923

As at May 31, 2012, the trade accounts receivable consists of amounts owing from four customers which represent approximately 100 percent (May 31, 2011 - 100 percent and June 1, 2010 - 90 percent) of trade accounts receivable.

5.     Inventories:

	May 31, 2012	May 31, 2011	June 1, 2010

Unfinished product and packaging materials	228,210	74,902	120,035
Finished product	314,115	374,972	430,940
	542,325	449,874	550,975

During the year ending May 31, 2012, the Company wrote-off any inventory that had expired or was otherwise unuseable of $109,194 (2011 - 292,950).  Inventory expensed as part of cost of goods sold during the year ended May 31, 2012 was $227,515 (May 31, 2011 - $268,572).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

6.     Property and equipment:

Cost	Computer and office equipment	Furniture, Fixtures and equipment	Total

Balance, June 1, 2010	$36,377	$136,429	$172,806
Additions	1,487	-	1,487
Effect of movements in exchange rates	(2,143)	(11,756)	(13,899)

Balance, May 31, 2011	35,721	124,673	160,394
Additions	1,488	-	1,488
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	7,333	7,333

Balance, May 31, 2012	24,631	132,006	156,637
Accumulated amortization and impairment losses	Computer and office equipment	Furniture, Fixtures and equipment	Total

Balance, June 1, 2010	$13,704	$90,350	$104,054
Amortization for the year	8,338	10,674	19,012
Effect of movements in exchange rates	(1,173)	(8,441)	(9,614)

Balance, May 31, 2011	20,869	92,583	113,452
Amortization for the year	7,217	12,446	19,663
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	5,355	5,355

Balance, May 31, 2012	15,508	110,384	125,892
Carrying amounts	Computer and office equipment	Furniture, Fixtures and equipment	Total

At June 1, 2010	$22,673	$46,079	$68,752
At May 31, 2011	14,852	32,090	46,942
At May 31, 2012	9,123	21,622	30,745

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

7.     Intangible assets

Cost	Patents	Trademarks	Customer List	Total

Balance, June 1, 2010	$8,872,044	$1,534,440	$270,784	$10,677,268
Additions	42,327	-	-	42,327
Change due to impairment	(359,079)	-	-	(359,079)

Balance, May 31, 2011	8,555,292	1,534,440	270,784	10,360,516
Additions	96,424	-	-	96,424
Change due to impairment	(339,680)	-	-	(339,680)
Effect of movements in exchange rates	546,734	101,525	17,916	666,175

Balance, May 31, 2012	$8,858,770	$1,635,965	$288,700	$10,783,435

Accumulated amortization and write-downs	Patents	Trademarks	Customer List	Total

Balance, May 31, 2010	$(5,304,021)	$(814,610)	$(143,755)	$(6,262,386)
Amortization	(746,408)	(112,438)	(19,842)	(878,688)
Change due to impairment	78,844	-	-	78,844

Balance, May 31, 2011	(5,971,585)	(927,048)	(163,597)	(7,062,230)
Amortization	(721,405)	(116,010)	(20,472)	(857,887)
Change due to impairment	123,669	-	-	123,669
Effect of movements in exchange rates	(409,730)	(64,880)	(11,449)	(486,059)

Balance, May 31, 2012	$(6,979,051)	$(1,107,938)	$(195,518)	$(8,282,507)

Carrying amounts	Patents	Trademarks	Customer List	Total
At June 1, 2010	$3,568,023	$719,830	$127,029	$4,414,882
At May 31, 2011	$2,583,707	$607,392	$107,187	$3,298,286
Balance, May 31, 2012	$1,879,719	$528,027	$93,182	$2,500,928

The Company has considered indicators of impairment at May 31, 2012, May 31, 2011 and June 1, 2010.  To May 31, 2012, the Company has recorded an aggregate impairment loss of $16,074,192 primarily resulting from a previous write-down of AGGRASTAT intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company recorded a write-down of intangible assets of $216,011 during the year ended May 31, 2012 (2011 - $280,235) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 4.4 years.

For the year ended May 31, 2012, amortization of intangible assets relating to AGGRASTAT totaling $845,869 (2011 - $839,725) is recognized in cost of goods sold and amortization of non-AGGRASTAT intangible assets totaling $12,018 (2011 - $38,963) and write-downs of intangible assets totaling $216,011 (2011 - $280,235) are recognized in research and development expense.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

8.     Long-term debt:

	May 31, 2012	May 31, 2011	June 1, 2010

Manitoba Industrial Opportunities Program loan	$4,647,740	$-	$-
Birmingham long-term debt	-	22,468,518	24,140,199
	4,647,740	22,468,518	24,140,199
Current portion of long-term debt	-	22,468,518	24,140,199

	$4,647,740	$-	$-

Principal repayments to maturity by fiscal year are as follows:

2013	$-
2014	1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777

5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $117,981)	352,260

$4,647,740

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates, L.P. ("Elliott") for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments were reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.   Accordingly, for financial reporting purposes, the outstanding long term debt of US$25 million that was in default was classified as a current liability at May 31, 2011 and June 1, 2010.

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT rights, the acquirer would be required to assume the obligations under the royalty agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

8.     Long-term debt (continued):

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with IFRIC 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated at $901,915.  The royalty obligation is recorded at amortized cost with the associated cash flows being revised each period resulting in a carrying value at May 31, 2012 of $640,996 (May 31, 2011 - nil and June 1, 2010 - nil).  The net accretion of the royalty obligation for the year ended May 31, 2012 of ($217,973) (2011 - nil) is recorded within finance expense on the Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss).  Royalties for the year ended May 31, 2012 total $99,965 in regards to the royalty obligation (2011 - nil), with payments made in fiscal 2012 being $84,784 (2011 - nil).

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities ("MIOP") Program, to assist in the settlement of the Birmingham long-term debt. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee the Company entered into an indemnification agreement with the CEO  under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain financial and non-financial covenants under the terms of the MIOP loan.  As at May 31, 2012, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended May 31, 2012 was 7.0%.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

9.     Capital stock (continued)

(b)      Shares issued and outstanding:

Shares issued and outstanding are as follows:
	Number of Common Shares	Amount

Balance, June 1, 2010	130,307,552	$116,014,623

Balance, May 31, 2011	130,307,552	$116,014,623
Shares issued on July 18, 2011	52,640,043	1,018,635

Balance, May 31, 2012	182,947,595	$117,033,258

On July 18, 2011, the Company issued 32,640,043 common shares as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 8).

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 8).

(c)      Stock option plan:

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

Changes in the number of options outstanding during the year ended May 31, 2012 and 2011 are as follows:
	May 31, 2012		May 31, 2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	2,322,192	$0.74	5,032,192	$0.71
Granted	12,542,000	0.10	-	-
Forfeited, cancelled or expired	(425,000)	0.09	(2,710,000)	0.64

Balance, end of period	14,439,192	$0.20	2,322,192	$0.74

Options exercisable, end of period	14,439,192	$0.20	2,322,192	$0.74

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

9.     Capital stock (continued)

(c)       Stock option plan: (continued):

Options outstanding at May 31, 2012 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $0.50	13,197,000	8.96 years	$0.10	13,197,000
$0.51 - $1.00	470,025	5.52 years	$0.85	470,025
$1.01 - $1.68	772,167	3.88 years	$1.63	772,167

$0.03 - $1.68	14,439,192	8.58 years	$0.20	14,439,192

The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the year ended May 31, 2012 was $224,445 (2011 - $77,057).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.  There were no options issued during fiscal 2011.

May 31, 2012

Expected option life	4.1 years
Risk free interest rate	1.90%
Dividend yield	nil
Expected volatility	193.05%

(d)      Warrants:

Changes in the number of warrants outstanding during years ended May 31, 2012, and 2011 are as follows:
		Exercise
Issue	Original	price	June 1,	Granted	May 31,	Granted	May 31,
(Expiry date)	granted	per share	2010	(Expired)	2011	(Expired)	2012

4,000,000 units
(May 9, 2011)	4,000,000	USD $2.10	4,000,000	(4,000,000)	-	-	-
3,984,608 units
(December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	(3,984,608)	-
1,000,000 units
(December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000
4,373,913 units
(October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

9.     Capital stock (continued)

(d)       Warrants: (continued):

IFRS requires warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at May 31, 2012 and total $35,053 (May 31, 2011 - $10,597 and June 1, 2010 - $37,971). Changes in fair value of the warrants for the year ended May 31, 2012 of $24,490 (2011 - ($27,374) are recorded within finance expense.

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007.

The warrants expiring on October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)      Shareholder rights plan:

The Company had a shareholder rights plan, the primary objective of which was to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.  The shareholder rights plan expired on November 22, 2011 and was not renewed by the Company.

(f)      Per share amounts
The weighted average number of common voting shares outstanding for the year ended May 31, 2012 and 2011 was 176,187,808 and 130,307,552, respectively.  For the year ended May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts. For the period ended May 31, 2011, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

10.           Income taxes:

The Company recognized no income taxes in the statements of net income (loss) and comprehensive income (loss), as it has been incurring losses since inception, excluding the gain on the settlement of debt during the year ended May 31, 2012, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

As at May 31, 2012 and 2011, deferred tax assets have not been recognized with respect to the following items:
	2012	2011

Non-capital loss carry-forwards	$6,816,000	$7,008,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	56,000	99,000
Other	771,000	701,000
	11,436,000	11,601,000

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the period to the income tax recovery is as follows:

	2012	2011

Loss for the year:
Canadian	$(1,699,690)	$(1,537,114)
Foreign	25,085,469	(97,660)
	$23,385,779	$(1,634,774)

Canadian federal and provincial income taxes at 27.00% (2011 - 27.00%)	$(6,314,000)	$544,000
Permanent differences and other items	(74,000)	(42,000)
Gain on settlement of debt	598,000	-
Foreign tax rate in foreign jurisdiction	6,097,000	(120,000)
Change in unrecognized deferred tax assets	165,000	(838,000)
Other	(472,000)	456,000
	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2012, the Company has the following Canadian non-capital losses available for application in future years:
Expires in:
2014	$171,296
2026	939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
$13,601,080

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

10.           Income taxes (continued):

Scientific research and development tax credits of  $3,826,000 (2011 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

At May 31, 2012, the Company has the following United States net operating losses available for application in future years:
Expires in:
2029	$1,247,857
2030	430,846
2032	383,595
$2,062,298

At May 31, 2012, the Company has the following Barbados losses available for application in future years:
Expires in:
2013	$3,329,175
2014	10,891,624
2015	9,092,149
2016	24,076,128
2017	37,271,739
2018	6,889,185
2019	1,876,026
2020	962,247
$94,388,273

11. Revenue:

During the year ended May 31, 2012 and 2011, the Company earned revenues as follows:
	May 31, 2012	May 31, 2011

Sale of finished products - AGGRASTAT	$2,881,378	$3,628,274
Sale of unfinished products	1,915,433	-
	$4,796,811	$3,628,274

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the year ended May 31, 2012 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT in Europe.  If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.  Subsequent to May 31, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12. Finance Costs:

During the year ended May 31, 2012 and 2011, the Company incurred finance costs as follows:
	May 31, 2012	May 31, 2011

Interest on Birmingham long-term debt	385,663	3,122,364
Interest on MIOP loan	348,838	-
Revaluation of warrant liability	24,490	(27,374)
Revaluation of royalty obligation	(217,973)	-
Other interest and banking fees	12,716	5,185
	$553,734	$3,100,175

During the year ended May 31, 2012 and 2011, the Company paid finance costs as follows:
	May 31, 2012	May 31, 2011

Interest paid on MIOP loan	208,562	-
Other interest and banking fees paid	12,716	5,185
	$221,278	$5,185

13. Commitments and contingencies:

(a)      Commitments:

As at May 31, 2012 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2013	1,467,833
2014	690,000
2015	690,000
2016	345,000

$3,192,833

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT from a third party totaling a minimum of $2,907,000 or US$2,814,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.  Subsequent to May 31, 2012, the Company made an AGGRASTAT purchase resulting in $492,000 of the contractual obligation for fiscal 2013 being paid.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

13. Commitments and contingencies (continued):

(a)      Commitments (continued):

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 14), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  On January 1, 2012, the Company entered into a new agreement with GVI under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  Either party may terminate this agreement at any time after June 30, 2012 upon 90 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations ("CROs") are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

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

(c)      Royalties:

As a part of the Birmingham debt settlement described in note 8, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  Royalties for the year ended May 31, 2012 total $99,965 in regards to the royalty obligation (2011 - nil), with payments made in fiscal 2012 being $84,784 (2011 - nil).

As part of the sale of unfinished product as described in note 11, if the Company exercised its option to obtain AGGRASTAT data and was successful in getting changes to the approved use of AGGRASTAT in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT sales.  Subsequent to May 31, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

14. Related party transactions:

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Offer, and President and Chief Operating Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the years ended May 31:

	2012	2011

Salaries, fees and short-term employee benefits	$380,250	$690,320
Share-based payments	182,713	14,615
	$562,963	$704,935

The Company has $253,310 (May 31, 2011 - $307,000) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

(b) Transactions with related parties

Directors and key management personnel control 16 percent of the voting shares of the Company as at May 31, 2012.

During the year ended May 31, 2012, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $184,167 (2011 - $225,000) for business administration services, $19,563 (2011 - $17,671) in rental costs and $46,275 (2011 - nil) for commercial support services.  As described in note 13, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2012, the Company paid GVI CDS $146,154 (2011 - $169,762) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended May 31, 2012, the Company paid CanAm $254,493 (2011 - $138,817) for research and development services.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2012.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As of November 30, 2011, included in accounts payable and accrued liabilities is $7,862 (May 31, 2011 - $2,471) payable to GVI, $10,403 (May 31, 2011 - $11,200) payable to GVI CDS and $51,705 (May 31, 2011 - $24,043) payable to CanAm, which are unsecured and payable on demand.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (see note 8).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

15.           Expenses by nature:

Expenses incurred for the years ended May 31, 2012 and 2011 are as follows:

	May 31, 2012	May 31, 2011

Personnel expenses
Wages and salaries	$1,106,603	$1,456,888
Short-term benefits and insurance premiums	35,341	155,351
Share-based payments	224,445	77,057

	1,366,389	1,689,296
Amortization and derecognition	1,093,560	1,179,166
Research and development	538,076	197,911
Manufacturing	130,957	-
Inventory material costs	227,515	380,572
Write-off of inventory	109,194	292,950
Medical affairs	38,971	150,834
Administration	291,175	(87,389)
Selling and logistics	516,872	470,821
Professional fees	474,786	596,191
	$4,787,495	$4,870,352

16.           Financial instruments:

(a) Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value, based on the terms of the long-term debt, as described in note 8, and because the loan bears interest at a variable rate.  The carrying value of the royalty obligation approximates its fair value as the royalty obligation is recorded at amortized cost with the associated cash flows being revised each period.

(b) Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)      Market risk:

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates.  The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and royalty obligation.  On July 18, 2011, the Company settled its US dollar denominated long-term as described in Note 8.  The Company has not entered into any foreign exchange hedging contracts.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.           Financial instruments (continued):

(c) Risks arising from financial instruments and risk management (continued):

(i)      Market risk (continued):

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:
(Expressed in USD $)	May 31, 2012	May 31, 2011

Cash and cash equivalents	$988,734	$694,351
Accounts receivable	376,796	362,235
Accounts payable and accrued liabilities	(700,340)	(673,066)
Royalty obligation	(521,124)	-
Accrued interest on long-term debt	-	(8,123,015)
Long term debt	-	(25,000,000)
	$144,066	$(32,739,495

Based on the above net exposures as at May 31, 2012, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would not have a significant impact on net income (loss) (2011 - $1,600,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents and long-term debt.

An increase in interest rates of one percent during the year ended May 31, 2012, with all other variables held constant, would have increased net income by approximately $9,400 (2011 - $2,900).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2012, with all other variables held constant, would have decreased net income by approximately $ 44,000 (2011 - nil).

(ii)      Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. At May 31, 2012, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(iii)            Liquidity risk:

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.           Financial instruments (continued):

(d) Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (note 2c) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2012.

17. Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following models.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b) Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c) Warrant liability

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in; Canada, the United States and Barbados. During the year ended May 31, 2012, 100 percent of revenues from the sale of finished product were generated from sales of AGGRASTAT in the United States, which was to six customers. Customer A accounted for 35 percent, Customer B accounted for 28 percent, Customer C accounted for 25 percent, Customer D accounted for 11 percent and the remaining two customers accounted for one percent of revenues.  Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 11.

Property and equipment and intangible assets are located in the following countries:
	May 31, 2012	May 31, 2011	June 1, 2010

Canada	9,256	32,218	40,871
Barbados	2,500,928	3,284,196	4,397,819
United States	21,489	28,814	44,944
	2,531,673	3,345,228	4,483,634

19. Transition to IFRS:

As stated in note 2(a), these are the Company's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended May 31, 2012, the comparative information presented in these financial statements for the year ended May 31, 2011 and in the preparation of an opening IFRS statement of financial position at June 1, 2010 (the Company's date of transition).

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian Generally Accepted Accounting Principles ("GAAP").  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Transition elections

Business combinations

The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to the acquisition of businesses as defined under IFRS 3 that occurred prior to the transition date.

Cumulative translation adjustment exemption

In accordance with IFRS 1, the Company has elected to deem all foreign currency translation differences that arose prior to the date of transition in respect of all foreign operations to be nil at the date of transition.

Share-based payment transaction exemption

IFRS 2 is effective for the Company as of June 1, 2010 and is applicable to stock options and grants that are unvested at that date.  The transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:
•	Share options prior to November 7, 2002 are not taken into account for IFRS 2; and
•
From June 1, 2010, all share options and other share-based payments will be expensed in accordance with the policy stated in Note 3 to the August 31, 2011 condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19. Transition to IFRS (continued):

(a) Transition elections (continued):

Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

(b) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS
As at June 1, 2010
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS

Assets
Current assets:
Cash		$371,262	$-	$-	$371,262
Accounts receivable		390,923	-	-	390,923
Inventories		550,975	-	-	550,975
Prepaid expenses		176,280	-	-	176,280
Total current assets		1,489,440	-	-	1,489,440

Non-current assets
Property and equipment		68,752	-	-	68,752
Intangible assets		4,414,882	-	-	4,414,882
Total non-current assets		4,483,634	-	-	4,483,634
Total assets		$5,973,074	$-	$-	$5,973,074

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$1,320,185	$37,971	$-	$1,358,156
Accrued interest on long-term debt		5,469,343	-	-	5,469,343
Current portion of long-term debt		24,140,199	-	-	24,140,199
Total current liabilities		30,929,727	37,971	-	30,967,698

Deficiency:
Share capital		116,014,623	-	-	116,014,623
Contributed surplus		4,044,810	-	-	4,044,810
Warrants	1	9,065,720	(9,065,720)	-	-
Deficit	1	(154,081,806)	9,027,749	-	(145,054,057)
Total deficiency		(24,956,653)	(37,971)	-	(24,994,624)
Total liabilities and deficiency		$5,973,074	$-	$-	$5,973,074

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19. Transition to IFRS (continued):

(b) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS (continued)
As at May 31, 2011
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS

Assets
Current assets:
Cash		$750,184	$-	$-	$750,184
Accounts receivable		365,490	-	-	365,490
Inventories	2	460,886	(11,012)	-	449,874
Prepaid expenses	2	248,065	(9,603)	-	238,462
Total current assets		1,824,625	(20,615)	-	1,804,010

Non-current assets
Property and equipment	2	50,996	(4,054)	-	46,942
Intangible assets		3,298,286	-	-	3,298,286
Total non-current assets		3,349,282	(4,054)	-	3,345,228
Total assets		$5,173,907	$(24,669)	$-	$5,149,238

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$1,729,517	$10,597	$-	$1,740,114
Accrued interest on long-term debt		7,869,577	-	-	7,869,577
Current portion of long-term debt		22,468,518	-	-	22,468,518
Total current liabilities		32,067,612	10,597	-	32,078,209

Deficiency:
Share capital		116,014,623	-	-	116,014,623
Contributed surplus	1	8,177,365	(4,055,498)	-	4,121,867
Warrants	1	5,010,222	(5,010,222)	-	-
Accumulated other comprehensive income	2	-	(376,630)	-	(376,630)
Deficit	1, 2	(156,095,915)	9,407,084	-	(146,688,831)
Total deficiency		(26,893,705)	(35,266)	-	(26,928,971)
Total liabilities and deficiency		$5,173,907	$(24,669)	$-	$5,149,238

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19. Transition to IFRS (continued):

(b) Reconciliation of Equity as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of net income (loss) and comprehensive income (loss).

At June 1, 2010, the warrants had a fair value of $37,971, which was recorded within accounts payable and accrued liabilities.  Within equity, warrants decreased by $9,065,720, and deficit decreased by $9,027,749.

At May 31, 2011, the warrants had a fair value of $10,597, which was recorded within accounts payable and accrued liabilities.  Within equity, warrants decreased by $5,010,222, contributed surplus decreased by $4,055,498 and deficit decreased by $9,055,123.

2. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiaries and any foreign currency effects on the translation of these subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated a subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of the transition to IFRS is as follows:

At June 1, 2010, translation differences were insignificant and no adjustments were made.

At May 31, 2011, translation differences resulted in a decrease in inventory by $11,012, a decrease in prepaid expenses by $9,603, a decrease in property and equipment by $4,054, cumulative translation adjustments of ($376,630) and a decrease in the deficit by $351,961.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19. Transition to IFRS (continued):

(c) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS
For the year ended May 31, 2011
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS

Revenue
Product sales, net		3,628,274	-	-	3,628,274

Expenses:
Cost of goods sold, excluding depreciation	2	673,522	-	839,725	1,513,247
Selling, general and administrative	2	2,818,159	-	15,058	2,833,217
Research and development	2	204,690	-	319,198	523,888
Write-down of fixed and intangible assets	2	280,235	-	(280,235)	-
Amortization	2	898,931	-	(898,931)	-
Operating loss		(1,247,263)	-	5,185	(1,242,078)

Finance expenses (income):
Finance income		(473)	-	-	(473)
Finance expense	1, 2	3,122,364	(27,374)	5,185	3,100,175
Foreign exchange gain, net	3	(2,355,045)	(351,961)	-	(2,707,006)
Net finance costs		766,846	(379,335)	5,185	392,696

Net loss for the year		(2,014,109)	379,335	-	(1,634,774)

Foreign currency translation differences
for foreign operations	3	-	(376,630)	-	(376,630)
Total comprehensive loss for the year		(2,014,109)	2,705	-	(2,011,404)
Basic and diluted loss per share for the year		(0.02)	-	-	(0.01)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19. Transition to IFRS (continued):

(c) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

As a result of applying this change finance expense has decreased by $27,374 for the year ended May 31, 2011.

2. Presentation of Statement of Loss and Comprehensive Loss

Under Canadian GAAP, the statement of loss and comprehensive loss was presented using a combination of function and nature of expenses.  The Company has elected to present expenses in the consolidated statements of loss and comprehensive loss by function under IFRS.

For the year ended May 31, 2011, the following reclassifications were made:

•	$839,725 of amortization relating to AGGRASTAT® intangible assets was reclassified from amortization to cost of goods sold.

•	$38,963 of amortization relating to intangible assets was reclassified from amortization to research and development.

•	$20,243 of amortization relating to fixed assets was reclassified from amortization to selling, general and administration.

•	$280,235 of write-downs of intangible assets was reclassified from write-down of fixed and intangible assets to research and development.

•	$5,185 of bank charges was reclassified from selling, general and administrative to interest expense.

3. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiary and any foreign currency effects on the translation of this subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated this subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of the transition to IFRS is as follows:

For the year ended May 31, 2011, translation differences resulted in a net increase in foreign exchange gains of $351,961 and translation adjustments recorded in other comprehensive loss of ($376,630).

(d) Reconciliation of Statement of Cash Flows as Previously Reported Under Canadian GAAP to IFRS

There are no material differences between the statement of cashflows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.  The reconciling items between Canadian GAAP and IFRS presentation have no material effect on the cash flows generated.

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
1.9           Bylaw No. 1A

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

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.27	Business and administration services agreement between Genesys Venture Inc. and the Company dated January 1, 2012.

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[11] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 28, 2011.

23.1           Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2012

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert Friesen
____________________________________
Albert D. Friesen, Ph.D.
Chairman, & CEO

EXHIBIT 12.1 – CERTIFICATION OF CEO PURSUANT TO SECTION 302

CERTIFICATION

I, Albert D. Friesen, certify that:

     1. I have reviewed this Annual Report on Form 20-F of Medicure Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-(15)(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  September 17, 2012                                                                /s/ Albert Friesen
-----------------------------------
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 12.2 – CERTIFICATION OF CFO PURSUANT TO SECTION 302

CERTIFICATION

I, James F. Kinley, certify that:

     1. I have reviewed this Annual Report on Form 20-F of Medicure Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

     4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-(15)(f)) for the company and have:

(e)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(f)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(g)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(h)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

     5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(c)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  September 17, 2012                                                                /s/ James Kinley
-----------------------------------
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 13.1 – CERTIFICATION OF CEO AND CFO

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Medicure Inc. (the  “Company”), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended May 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Form 20-F”), that, to the best of his knowledge:

     (1) the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 17, 2012                                                                /s/ Albert Friesen
----------------------------------------------------
Albert D. Friesen Ph D., Chief Executive Officer
(Principal Executive Officer)

Date:  September 17, 2012                                                                /s/ James Kinley
----------------------------------------------------
James F. Kinley CA, Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Medicure Inc.

We consent to the incorporation by reference in the registration statement (File No. 333- 146574)  on Form S-8 of Medicure Inc., of our report dated September 14, 2012, with respect to the consolidated statements of financial position of Medicure Inc. as of May 31, 2012 and 2011 and June 1, 2010, and the related consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for each of the years in the two-year period ended May 31, 2012 which report appears in the May 31, 2012 Annual Report on Form 20-F of Medicure Inc.

Our report dated September 14,  2012 contains an explanatory paragraph that states that the Company has experienced operating losses and has accumulated a deficit of $123,303,052 that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP
Chartered Accountants

September 17, 2012
Winnipeg, Canada