Form 20-F
period 2013-05-31
MEDICURE INC
filed 2013-09-30
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2013
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

At May 31, 2013 the registrant had 12,196,508 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _______	No ___✓___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes _______	No ___✓___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___✓___	No _______

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes _______	No _______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer _______	Accelerated Filer _______	Non-Accelerated Filer ___✓___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP _______	International Financial Reporting _______	Other _______
Standards as issued by the International _______
Accounting Standards Board ___✓___

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _______	Item 18 _______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _______	No ___✓___

TABLE OF CONTENTS

GENERAL
GLOSSARY OF TERMS	5
FORWARD LOOKING STATEMENTS	5
PART I	8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
A. Directors and Senior Management	8
B. Advisers	8
C. Auditors	8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3. KEY INFORMATION	8
A. Selected Financial Data	8
B. Capitalization and Indebtedness	12
C. Reasons for the Offer and Use of Proceeds	12
D. Risk Factors	12
ITEM 4. INFORMATION ON THE COMPANY	29
A. History and Development of the Company	29
B. Business Overview	30
C. Organizational Structure	39
D. Property, Plants and Equipment	40
ITEM 4A. UNRESOLVED STAFF COMMENTS	40
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A. Operating Results	45
B. Liquidity and Capital Resources	53
C. Research and Development, Patents and Licenses, Etc.	54
D. Trend Information	57
E. Off-balance Sheet Arrangements	58
F. Contractual Obligations	58
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A. Directors and Senior Management	60
B. Compensation	63
C. Board Practices	63
D. Employees	73
E. Share Ownership	73
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
A. Major Shareholders	75
B. Related Party Transactions	76
C. Interests of Experts and Counsel	78
ITEM 8. FINANCIAL INFORMATION	78
A. Consolidated Statements or Other Financial Information	78
B.Significant Change	79
ITEM 9. THE OFFERING AND LISTING	79
A. Listing Details	79

B. Plan of Distribution	80
C. Markets	80
D. Selling Shareholders	80
E. Dilution	80
F. Expenses of the Issue	80
ITEM 10. ADDITIONAL INFORMATION	80
A. Share Capital	80
B. Memorandum and Articles of Association	81
C. Material Contracts	84
D. Exchange Controls	84
E. Taxation	86
F. Dividends and Paying Agents	94
G. Statement by Experts	94
H. Documents on Display	94
I. Subsidiary Information	95
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	95
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	95
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	96
ITEM 15. CONTROLS AND PROCEDURES	96
ITEM 16. RESERVED	97
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	97
ITEM 16B. CODE OF ETHICS	97
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	98
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	98
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	98
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	99
ITEM 16G. CORPORATE GOVERNANCE	99
ITEM 16H.MINE SAFETY DISCLOSURE	99
PART III	100
ITEM 17. FINANCIAL STATEMENTS	100
ITEM 18. FINANCIAL STATEMENTS	100
ITEM 19. EXHIBITS	136
Exhibit 12.1 – Certification of CEO pursuant to Section 302	141
Exhibit 12.2 – Certification of CFO pursuant to Section 302	143
Exhibit 13.1 – Certification of CEO and CFO	145
Exhibit 23.1 – consent of independent registered public accounting firm	147

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc.

The Company uses the Canadian dollar as its reporting currency.  Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars.  As of May 31, 2013, the rate for Canadian dollars was US $1.0368 for CND $1.00. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 23, 2013 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“angioplasty” means an operation to repair a damaged blood vessel or unblock an artery;

“FDA” means the United States Food and Drug Administration;

“myocardial infarction” means destruction of heart tissue resulting from obstruction of the blood supply to the heart muscle;

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

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT;

•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT’s approved prescribing information;

•	intention to increase sales of AGGRASTAT;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities;

•	intention to obtain regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	intention to identify, negotiate and complete business development transactions (eg. The sale, purchase, or license of pharmaceutical products or services);

•	business strategy; and

•	intention with respect to dividends.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at May 31, 2013 and 2012 and for the fiscal years ended May 31, 2013, 2012 and 2011 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F.  The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects.  The selected financial data as at May 31, 2011, 2010 and 2009 and for the fiscal years ended May 31, 2010 and 2009 was extracted from the audited financial statements of the Company not included in this Annual Report.

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

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	May 31, 2013	May 31, 2012	May 31, 2011	June 1, 2010
	$	$	$	$
(as at period end)
Current Assets	1,491,485	2,211,951	1,804,010	1,489,440
Property and
Equipment	22,235	30,745	46,942	68,752
Intangible Assets	1,910,069	2,500,928	3,298,286	4,414,882
Other Assets	-	-	-	-
Total Assets	3,423,789	4,723,624	5,149,238	5,973,074
Current Liabilities	3,557,024	1,378,288	32,078209	30,967,698
Non-current Liabilities	4,193,446	5,186,009	-	-
Total Liabilities	7,750,470	6,564,297	32,078,209	30,697,698
Net Assets /
(Deficiency)	(4,326,681)	(1,820,673)	(26,928,971)	(24,994,624)
Capital Stock and
Contributed Surplus	121,482,563	121,379,570	120,136,490	120,059,433
Accumulated Other Comprehensive
Income (Loss)	68,112	102,809	(376,630)	-
Deficit	(125,877,356)	(123,303,052)	(146,688,831)	(145,054,057)
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	2,602,700	4,796,811	3,628,274
Interest and Other
Income	152	775	473
Gain on Settlement
of Debt	-	23,931,807	-
Net Income (Loss) for
the Period	(2,574,304)	23,385,779	(1,634,774)
Comprehensive Income (Loss) for the
Period	(2,609,001)	23,865,218	(2,011,404)
Basic and Diluted
Income (Loss) per
Share	(.21)	1.99	(0.19)
Weighted-Average Number of
Common Shares
Outstanding
Basic	12,196,508	11,745,854	8,687,170
Diluted	12,196,508	11,752,521	8,687,170

Previously Reported Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010	May 31, 2009
	$	$
(as at period end)
Current Assets	1,489,440	3,519,609
Property and
Equipment	68,752	93,532
Intangible Assets	4,414,882	5,936,819
Other Assets	-	-
Total Assets	5,973,074	9,549,960
Total Liabilities	30,929,727	29,096,919
Net Assets /
(Deficiency)	(24,956,653)	(19,546,959)
Capital Stock, Warrants and
Contributed Surplus	129,125,153	129,002,341
Deficit	(154,081,806)	(148,549,300)
Statement of Operations (for the fiscal year ended on)
Product Sales	3,317,073	4,792,513
Interest and Other
Income	4,913	255,713
Loss from Continuing
Operations	(5,532,506)	(13,315,827)
Net Loss for the
Period	(5,532,506)	(13,315,827)
Basic and Diluted
Loss per Share	(0.64)	(1.53)
Weighted-Average Number of
Common Shares
Outstanding	8,687,170	8,687,170

The Company was not required to retrospectively apply IFRS to its financial statements for years prior to fiscal 2011.  Accordingly, the operating results and financial information in the chart above for 2010 and 2009 was prepared in accordance with previous Canadian GAAP.

Previously Reported Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010	May 31, 2009
	$	$
(as at Period end)
Current Assets	1,489,440	3,519,609
Property and Equipment	68,752	93,532
Intangible Assets	3,845,916	4,676,656
Other Assets	2,014,801	2,250,518
Total Assets	7,418,909	10,540,315
Total Liabilities	32,982,499	31,347,086
Net Assets / (deficiency)	(25,563,590)	(20,806,771)
Capital Stock, warrants
and Contributed Surplus	136,304,087	145,246,995
Deficit	(161,867,677)	(166,053,766)
Statement of Operations
Product Sales	3,317,073	4,792,513
Interest and Other
Income	4,913	255,713
Loss from Continuing
Operations	(4,772,309)	(11,733,041)
Net Loss for the Period	(4,772,309)	(11,733,041)
Basic and Diluted Loss
per Share	(0.55)	(1.35)
Weighted-Average Number of
Common Shares
Outstanding	8,687,170	8,687,170

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars.  On September 17, 2013, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.0291.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

For the year ended May 31
(Canadian Dollar per U.S. Dollar)
	2013	2012	2011	2010	2009

Period End	1.0368	1.0349	0.9688	1.0462	1.0961
Average for the Period*	1.0043	0.9983	1.0074	1.0652	1.1585
High for the Period	1.0275	1.0604	1.0660	1.1655	1.3000
Low for the Period	0.9785	0.9449	0.9486	0.9961	1.0013

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
September 2013 (Until September 17, 2013)	1.0549	1.0275
August 2013	1.0433	1.0385
July 2013	1.0432	1.0375
June 2013	1.0351	1.0279
May 2013	1.0233	1.0177
April 2013	1.0209	1.0166
March 2013	1.0268	1.0224

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

Going concern risk

The consolidated financial statements for the year ended May 31, 2013 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation and has accumulated a deficit of $125,877,356 as at May 31, 2013 and a working capital deficiency of $2,065,539.  Management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

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

The Company has incurred net losses since inception to May 31, 2013, excluding the year ended May 31, 2012 where the Company recorded net income of $23,385,779, primarily as a result of a gain on the settlement of the Company’s long-term debt.  The Company incurred a net loss of 2,635,405 for the year ended May 31, 2013 and $1,634,774 for the year ended May 31, 2011.  Additionally, as reported under previous Canadian GAAP, the Company incurred net losses of $5,532,506 for the year ended May 31, 2010 and $13,315,827 for the year ended May 31, 2009.

The long-term profitability of the Company’s operations is uncertain, and may never occur.  The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products.  This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities;
b)	obtaining Canadian and United States regulatory approvals to market any of its development products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services) with third parties;
f)	the ability to successfully prosecute and defend its patents and other intellectual property; and
g)	the ability to successfully market the Company’s products including AGGRASTAT given that it has limited resources.

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

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time.  The loan bears interest annually at the crown corporation borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer.  The Company must meet its debt repayment obligations and failure to do so could cause the lender to demand on its security on the Company's long-term debt.  The Company has made all payments to date in relation to this indebtedness, however there is no certainty that the Company will be able to continue servicing the debt once principal repayments are required.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

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

AGGRASTAT competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Company) and Integrilin (eptifibatide) (sold by Merck & Co., Inc.).  It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies) and it is anticipated that new injectable platelet inhibitors (eg. cangrelor, which is being developed by The Medicines Company, Inc.) may become available that would also compete directly with AGGRASTAT.  In addition, some alternative methods of treatment, such as the use of  Angiomax (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT.  These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.  In the majority of hospitals in the United States AGGRASTAT is not available on the hospital formulary and it can be very difficult and time consuming to have AGGRASTAT added to formulary for use by health care professionals.  In many cases, the other treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT’s approved prescribing information.  The risk of bleeding associated with AGGRASTAT may cause physicians to choose an alternative therapy.  In some circumstances, AGGRASTAT competes with other drugs for the use of hospital financial resources. Although AGGRASTAT is positioned as a relatively low cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals, in particular where oral antiplatelet agents are deemed suitable.

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

The Company’s success will depend partly on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships are crucial to the Company’s intention to license to or contract with other pharmaceutical companies for the manufacturing, marketing, sales and/or distribution of any its current or future products.  There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Company’s ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Company is currently dependent on its remaining inventory of its sole commercial product, AGGRASTAT and does not have in place a qualified supplier of raw material used in the manufacture of AGGRASTAT.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT.  In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party.  Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT. This work with a contract manufacturing organization continued through fiscal 2013.

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

The Company is listed on the TSX-V, which is a stock exchange based in Canada.  Under policy 4.1 of the TSX-V’s Corporate Finance Manual, a listed company is not permitted to issue securities at less than $0.05 per share.  As at May 31, 2013, the closing trading price for the Company’s shares was $0.20 and the Company’s shares have traded below that price.  There can be no certainty that the share price will continue to trade regularly above the minimum share issuance price.

To help address and reduce this risk, a consolidation of shares was completed on November 2, 2012 to reduce the total number of outstanding shares and thereby to increase the share price of their listed securities.

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

As of May 31, 2013, the Company had 12,196,508 common shares issued and outstanding.  A further 1,421,352 common shares are issuable upon exercise of outstanding stock options and another 66,667 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders.  The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 15% of the outstanding common shares at any time.

A consolidation of shares was completed on November 2, 2012 to reduce the total number of outstanding shares.

During fiscal 2013, on May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company.

During fiscal 2012, on July 18, 2011, the Company issued 3,509,336 common shares (52,640,043 re-consolidation common shares) and 836,133 stock options (12,542,000 pre-consolidated stock options) in conjunction with transactions announced on that date.

Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

Effective at the opening of the market on November 2, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation.  On May 31, 2013, the Company’s common shares closed at a price of CDN$0.20 on the TSX-V.

For the period from June 1, 2012 to November 1, 2012, the high and low closing trading prices of the Company’s common shares were CDN$0.045 and CDN$0.025, respectively, with a total trading volume of 7,768,350 shares.

For the period from November 2, 2012 to May 31, 2013, the high and low closing trading prices of the Company’s common shares were CDN$0.67 and CDN$0.20, respectively, with a total trading volume of 653,564 shares.

The Company’s shares were delisted from Amex on July 3, 2008 and from the TSX on March 26, 2010.  From March 26, 2010 until October 21, 2011, shares of the Company traded on the NEX board of the TSX-V under the symbol “MPH.H”.  On October 24, 2011 shares of the Company commenced trading on the TSX-V under the symbol “MPH”.

Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2012 to November 1, 2013 has fluctuated, with a high of 624,945 shares and a low of nil shares, averaging approximately 73,286 shares per trading day.

Daily trading volume on the TSX of the Company’s common shares for the period from November 2, 2012 to May 31, 2013 has fluctuated, with a high of 30,040 shares and a low of nil shares, averaging approximately 4,416 shares per trading day.

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

The Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2013, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending May 31, 2014.  (See more detailed discussion in Item 10E – Taxation)  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending May 31, 2014, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2014 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT.  The Company has also explored and implemented a number of cost savings measures and has further downsized its operations.    All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008.  These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT and the ongoing Phase II clinical study of TARDOXAL.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only and principal repayments will begin on August 1, 2015 and the loan matures on July 1, 2018.

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

Strategic changes made over recent years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

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

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in Note 8 to the accompanying financial statements. Based on management's current estimates and expected operating activities management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal  2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or to secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales, develop and/or acquire new products, or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Recent Developments

•	Amendment of MIOP Loan:

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

•	Stock Options:

On May 10, 2013, the Company issued 463,000 stock options certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company's Stock Option Plan at an exercise price of $0.30 per common share.  The options vest immediately and expire on the tenth anniversary of the date of grant.

•	Ongoing Clinical Trial of AGGRASTAT®:

As announced on May 10, 2012 the Company is enrolling patients in a new clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT HDB followed by a 12 to 18 hour infusion was added subsequent to enrollment commencing.

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

The first patient was enrolled in June 2012. The Principal Investigator for the study is Steven V. Manoukian, MD, (Nashville, TN).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

•	Appointment of New Director:

On January 22, 2013, the Company appointed Brent Fawkes CA, to the Board of Directors.  Mr Fawkes was subsequently appointed by the Board of Directors to replace Mr. Gerry McDole as Chair of the Company’s Audit and Finance Committee.

•	Aggrastat Label Change:

On January 8, 2013, the Company announced that a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT was submitted to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT. The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min). The efficacy and safety of the HDB regimen has been evaluated in more than 30 clinical studies involving over 9,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.   The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve Aggrastat's position within the contemporary market.

Early in calendar year 2013, the Company conducted a renal dosing study in volunteers receiving the AGGRASTAT 25 mcg/kg bolus dose. The results of this study were submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function, for FDA review in parallel with the sNDA submission.  The Company received $200,000 (Canadian dollars) in grant funding from the Province of Manitoba Commercialization Support for Business (CSB) Program to complete the renal study.

The sNDA submission was formally accepted by, and prepared in consultation with, the FDA's Division of Cardiovascular and Renal Drug Products.  The Division is currently reviewing the sNDA submission and a response is anticipated before the end of October 2013.

•	Launch of AGGRASTAT in Puerto Rico:

On November 5, 2012, the Company announced that its subsidiary, Pharma, Inc., has entered into an agreement with Seyer Pharmatec, Inc. for the sale and marketing of AGGRASTAT within the Commonwealth of Puerto Rico. Under the terms of the agreement, the Seyer Pharmatec sales force launch its promotional efforts for AGGRASTAT early in calendar year 2013.

•	Share Consolidation:

Effective at the opening of the market on November 2, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation.

•	New Formulation of AGGRASTAT:

On September 26, 2012, the Company announced the development of a transdermal delivery formulation of its lead drug, AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT is conducted by home office staff in Winnipeg, Canada and a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT products for the year ended May 31, 2013 decreased 10% over the net revenue for the year ended May 31, 2012.  All of the Company’s sales are denominated in U.S. dollars.  The decrease in revenue compared to the previous fiscal year primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue. The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the year and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to the sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company, Iroko.  There were no similar sales of unfinished products during fiscal 2013.

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

An important aspect of the AGGRASTAT strategy is the revision of its approved prescribing information.  On January 8, 2013, the Company announced that a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT was submitted to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT. The rationale for the AGGRASTAT HDB regimen is to attain therapeutic platelet inhibition more rapidly than the currently approved dosing regimen (an initial rate of 0.4 mcg/kg/min for 30 minutes and then continued at 0.1 mcg/kg/min). The efficacy and safety of the HDB regimen has been evaluated in more than 30 clinical studies involving over 9,000 patients and is currently recommended by the ACCF/AHA treatment guidelines.   The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve AGGRASTAT’s position within the contemporary market.

Related to this label change request, the Company conducted a renal dosing study in volunteers receiving the AGGRASTAT 25 mcg/kg bolus dose. The results of this study were submitted to the FDA separately to guide appropriate dosing recommendations for the HDB regimen in patients with impaired kidney function, for FDA review in parallel with the sNDA submission.

The sNDA submission was formally accepted by, and prepared in consultation with, the FDA's Division of Cardiovascular and Renal Drug Products.  The Division is currently reviewing the sNDA submission and a response is anticipated before the end of October 2013.

Another aspect of the AGGRASTAT strategy is to advance studies related to the contemporary use and future regulatory positioning of the product.  On May 10, 2012 the Company announced the commencement of enrollment in a new clinical trial of AGGRASTAT entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT HDB followed by a 12 to 18 hour infusion was added subsequent to enrollment commencing.

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

The first patient was enrolled in June 2012. The Principal Investigator for the study is Steven V. Manoukian, MD (Nashville, TN).  The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

Yet another aspect of the AGGRASTAT strategy is to explore and develop new uses and dosing approaches related to the product.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

The Company is also continuing to explore other experimental uses and dosing approaches related to AGGRASTAT.

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

Although other new product opportunities exist, the Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital was expended in the past year for the Phase II clinical study of TARDOXAL, entitled Tardoxal for the Treatment of Tardive Dyskinesia (TEND-TD).  Enrollment in the initial stage of the study has been completed and the results from interim analysis is pending.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved – Additional studies underway
TARDOXALTM	TD/Neurological indications	Phase IIa – enrollment complete, awaiting analysis
Transdermal AGGRASTAT	Acute Cardiology	Preclinical– formulation development underway

The Company intends to pursue a license or development partnership for TARDOXAL with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.
The Company has evaluated and continues to evaluate the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. No such formal agreement has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

Transdermal AGGRASTAT: The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT's active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT.  This work may lead to other new product formats and formulations of AGGRASTAT, any of which would require substantial additional research and development investment by the Company.

TARDOXAL: One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXAL (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXAL’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

Other Products:  Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

As at May 31, 2013, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development.  However, the choice and use of AGGRASTAT may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®).  The potential launch of the injectable antiplatelet agent, cangrelor, by The Medicines Company, would be expected to have some impact on the use and sale of glycoprotein IIb/IIIa inhibitors, including AGGRASTAT. The potential future launch of generic versions of AGGRASTAT and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need.  Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing.   The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

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

One important aspect of the strategy is the Company’s efforts to expand and modify the product label.  The Company has submitted a supplemental new drug application (sNDA) for the high dose bolus (HDB) dosing regimen of AGGRASTAT to the FDA.  The sNDA submission requests the addition of the AGGRASTAT HDB regimen (an initial bolus of 25 mcg/kg and then continued at 0.15 mcg/kg/min) to the approved prescribing information for AGGRASTAT.  The sNDA submission is an important part of the Company’s clinical and regulatory strategy to improve AGGRASTAT’s position within the contemporary market.  Any such change is dependent upon review and approval by the FDA

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support FDA approval of the AGGRASTAT dosing regimen and the treatment setting used in SAVI-PCI.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	The development of a transdermal formulation of AGGRASTAT.
The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.

The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.

•	The development of TARDOXAL for Tardive Dyskinesia and other neurological indications.
The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXAL or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D -  Risk Factors.  The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended May 31, 2013 and May 31, 2012 should be read in conjunction with the consolidated financial statements of the Company.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

Critical Accounting Policies and Estimates

Going concern

The consolidated financial statements for the year ended May 31, 2013 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation and has accumulated a deficit of $125,877,356 as at May 31, 2013 and a working capital deficiency of $2,065,539.  Management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.  There is no certainty that the Company’s working capital will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the notes the financial statements.  Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

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

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions.  This estimate also requires determining expected revenues from AGGRASTAT sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions.  The estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

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

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

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

For the year ended May 31, 2013, the Company recorded stock-based compensation of $102,992 (May 31, 2012 - $224,445).

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

Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

Net product sales for fiscal 2013 were $2,603,000, compared to $4,797,000 in fiscal 2012.  The Company currently sells finished AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT to a European Pharmaceutical company.  There were no similar sales of unfinished product during fiscal 2013.

The decrease in revenues compared to the previous fiscal year primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue. The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the year and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to a sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2013.

Cost of goods sold represents direct product costs associated with AGGRASTAT including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT intangible assets.

Cost of goods sold, excluding amortization, for fiscal 2013 were $131,000 compared to $223,000 in fiscal 2012.  For the year ended May 31, 2013, decreases to cost of goods sold are the result of decreases in net sales of AGGRASTAT and the lower write-offs of expired inventory during fiscal 2013 when compared to fiscal 2012.  Additionally, during 2012 the Company sold unfinished to a European pharmaceutical company, which increased cost of goods sold during fiscal 2012. There were no similar sales of unfinished products during fiscal 2013 and as a result no additional cost of goods sold.

Amortization of AGGRASTAT intangible assets decreased for the year ended May 31, 2013 to $515,000, when compared to $846,000 in fiscal 2012.  The decrease is as a result of certain of the Company's AGGRASTAT intangible assets becoming fully amortized during the 2012 fiscal year resulting in decreased amortization for the year ended May 31, 2013.

Total Selling, general, and administrative expenditures for fiscal 2013 were $2,323,000, compared to $2,674,000 in fiscal 2012.  Selling, general, and administrative expenditures related to AGGRASTAT were $1,331,000 in fiscal 2013, compared to $1,159,000 in fiscal 2012.  Selling, general, and administrative expenditures – Other were $992,000 in fiscal 2013, compared to $1,515,000 in fiscal 2012.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT increased during the year ended May 31, 2013 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT due to additional head office employees providing support for AGGRASTAT; and

•	Increased travel costs associated with the sale of AGGRASTAT.

Selling, general and administrative expenditures – Other decreased during the year ended May 31, 2013 as compared to same period in the prior year mainly due to:

•
$0.1 million decrease due to a reduction in stock compensation recorded during the year ended May 31, 2013, compared to the previous year.  $0.1 million of non-cash stock-based compensation was recorded during the year ended May 31, 2013 relating to stock options that were granted on May 10, 2012 as compared to $0.2 million during the year ended May 31, 2012 relating to stock options granted on July 18, 2011.  These options vested immediately.

•
Lower professional fees during year ended May 31, 2013. During the year ended May 31, 2012 there were several professional fee expenditures relating to the one-time sale of inventory discussed previously, the graduation of the Common Shares from the NEX board of the TSX Venture Exchange to the TSX Venture Exchange, the transition from Canadian GAAP to IFRS and other professional fees.

Net research and development expenditures for fiscal 2013 were $1,700,000, compared to $1,044,000 in fiscal 2012.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the year ended May 31, 2013 as compared to the same period in fiscal 2012 is due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing, however this increase was partially offset by higher write-offs of patents during the year ended May 31, 2012.

Included in research and development expenses are charges related to impairment of the Company’s intangibles assets.  Impairments of intangible assets for fiscal 2013 were $62,000, compared to $216,000 in fiscal 2012. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

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

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for; i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

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

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.  This was a one-time transaction and no similar gains were experienced during fiscal 2013.

Finance expense for fiscal 2013 was $466,000, compared to $554,000 in fiscal 2012.  The decrease in finance expense for the year ended May 31, 2013 as compared to the prior fiscal year is due to the settlement of the Company’s long-term debt on July 18, 2011 as described above and in Note 8 of the audited consolidated financial statements for the year ended May 31, 2013.  Finance expense in the prior fiscal year includes interest on the Birmingham long-term debt  from June 1, 2011 to its settlement on July 18, 2011, as well as interest associated with the Company’s long-term debt obtained on July 18, 2011 which had an effective interest rate of seven percent during the year ended May 31, 2012.  The decrease as a result of the debt settlement is partially offset by higher accretion on the Company’s royalty obligation, which arose out of this debt settlement and higher interest on the Company’s current long-term debt as it was outstanding for the entire fiscal year ended May 31, 2013.

The net foreign exchange loss for the year ended May 31, 2013 was $22,000, compared to a net foreign exchange gain of $2,000 in fiscal 2012.   The change is due to higher fluctuations in the Canadian dollar versus the US dollar experienced during the year-ended May 31, 2013 compared to the year ended May 31, 2012.

For the year ended May 31, 2013, the Company recorded a consolidated net loss of $2,574,000 or $0.21 per share compared to consolidated net income of $23,386,000 or $1.99 per share for the year ended May 31, 2012.  As discussed above the main factors contributing to the net income in fiscal 2012 when compared to the loss during the 2013 fiscal year were the non-cash gain on the settlement of the Birmingham long-term debt and increased sales resulting from the $1.9 million of revenue recognized on the sale of unfinished product, partially offset by higher research and development expenses during the year ended May 31, 2013 due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing.

For the year ended May 31, 2013, the Company recorded a total comprehensive loss of $2,609,000 compared to comprehensive income of $23,865,000 for the year ended May 31, 2012. The change in comprehensive income (loss) results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

The weighted average number of common shares outstanding used to calculate basic (loss) income per share was 12,196,508 for the year ended May 31, 2013 and 11,745,854 for the year ended May 31, 2012.

The weighted average number of common shares outstanding used to calculate diluted (loss) income per share was 12,196,508 for the year ended May 31, 2013 and 11,752,521 for the year ended May 31, 2012.

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

The weighted average number of common shares outstanding used to calculate basic income (loss) per share was 11,745,854 for the year ended May 31, 2012 and 8,687,170 for the year ended May 31, 2011.  The weighted average number of common shares outstanding used to calculate diluted income (loss) per share was 11,752,521 for the year ended May 31, 2012 and 8,687,170 for the year ended May 31, 2011.

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt.

Management has forecast that contractual commitments and debt service obligations will exceed the company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Cash used in operating activities for the year ended May 31, 2013 decreased $1,380,000 to $962,000 compared to cash provided by operating activities of $417,000 for 2012 primarily due to a payments made in fiscal 2013 relating to the manufacture of AGGRASTAT, as well as a higher net loss resulting from lower revenues and increased research and development expenses, partially offset by lower payments made in the Companies accounts payable during fiscal 2013.

Investing activities for the year ended May 31, 2013 were cash used totaling $7,000 related to the acquisition of property and equipment and intangible assets compared to $98,000 for the year ended May 31, 2012.

There were no cash flows from financing activities during the year ended May 31, 2013.  Financing activities for the year ended May 31, 2012 consisted of proceeds on long-term debt as a result of a new loan with the Government of Manitoba totaling $5,000,000.  The loan is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Of these proceeds received $4,750,000 was used to repay existing debt as a part of the Birmingham debt settlement transaction on July 18, 2011 as described above and in note 8 to the audited consolidated financial statements for the year ended May 31, 2013.  Additionally, the Company paid $198,000 in costs associated with the issuance of Common Shares, and settling the existing debt, all occurring on July 18, 2011..

At May 31, 2013 the Company had cash totaling $126,615 compared to $1,124,345 as of May 31, 2012.  As at May 31, 2013, the Company had working capital deficit  of $2,066,000 compared to working capital of $957,000 at May 31, 2012.  The significant change in the working capital of the Company between the two years is as a result of a higher net loss resulting from lower revenues and increased research and development expenses, higher accounts payable and a portion of the Company’s long-term debt being recorded as current at May 31, 2013 as at this time principal payments were due within one year.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

The Company has long-term debt at May 31, 2013 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2013. Interest is accrued based on an annual effective interest rate of 8.0%. The minimum annual debt obligations are disclosed under Contractual Obligations.

The total number of common shares issued and outstanding at May 31, 2013 and 2012 was 12,196,508.  As at May 31, 2013 the Company had 1,421,352 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.

The total number of common shares issued and outstanding at September 23, 2013 was 12,196,508.  As at September 23, 2013 the Company had 1,421,352 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT.   This strategy includes, but is not limited to, the sNDA submission to the FDA for a revised label, the ongoing SAVI-PCI study and the transdermal tirofiban program.  The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT research and development activity is TARDOXAL for the treatment of Tardive Dyskinesia (“TD”). A modest amount of capital is being used for the Phase II clinical study of TARDOXAL, entitled TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD).

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

The Company has evaluated and continues to evaluate the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue.

Company-sponsored research and development net expenditures for fiscal 2013 were $1,652,000 (2012 - $816,000; 2011 - $205,000).

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

Patent 6,339,085 is jointly owned by the Company and the University of Manitoba.  Pursuant to a Licence Agreement dated August 18, 1997, an Assignment Agreement dated September 26, 1997, an updated License Agreement dated August 30, 1999 and a revised version executed November 24, 2006, which supersedes all previous versions, (the ‘‘Licence Agreement’’) the University of Manitoba licensed the exclusive worldwide use of the patents and the MC-1 technology to the Company.  Pursuant to the License Agreement, the Company has agreed to pay the University of Manitoba a royalty payment of up to 3% of net sales from any cardiovascular product derived from the MC-1 technology.  The License Agreement was originally signed on August 30, 1999 and subsequently amended on November 24, 2006 and shall terminate if a patent or patents, domestic or foreign, are obtained prior to commercialization of a Licensed Product, the expiration date of the last to expire of any patents covered by the Patent Rights.

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

D. Trend Information

Net product sales for fiscal 2013 were $2,603,000, compared to $4,797,000 in fiscal 2012.  The Company currently sells finished AGGRASTAT to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT may result in sales of AGGRASTAT to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT to a European Pharmaceutical company.  There were no similar sales of unfinished product during fiscal 2013.

The decrease in revenues compared to the previous fiscal year primarily reflects fluctuations in wholesale purchasing patterns. Although wholesale purchasing is related to hospital demand, it is also subject to wholesaler inventory adjustments, including an observed trend to reduce wholesale inventory levels (days-on-hand) as compared to previous years resulting in a downward adjustment to wholesale revenue. The decrease in revenue is also attributable to increases in discounts to new customers and corresponds with an overall decline in use of injectable antiplatelet drugs.

Hospital demand for AGGRASTAT remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the year and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to a one-time sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2013.

The Company is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except the potential effect the following items may or may not have:

E.  Off-balance Sheet Arrangements

As of May 31, 2013 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F.  Contractual Obligations

The following tables set forth the Company’s contractual obligations as of May 31, 2013:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2014	2015	2016	2017	2018	Thereafter
Accounts Payable and Accrued Liabilities	$2,263	$2,263	$-	$-	$-	$-	$-
Long-term debt obligations 1	5,449	1,624	1,816	1,729	280	-	-
Purchase Agreement commitments 2	2,581	1,508	715	358	-	-	-
Management services agreement commitments 3	111	111	-	-	-	-	-
Total	$10,404	$5,506	$2,531	$2,087	$280	$-	$-

1.
Long-term debt obligations reflect the principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT from a third party.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company was committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The agreement was renewed for calendar 2013.

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

Brent Fawkes, Winnipeg, Manitoba, Canada - Director

Mr. Fawkes is a Chartered Accountant with over 20 years of experience in accounting and finance. Mr. Fawkes is currently the Vice President of Finance with Standard Aero Limited, one of the world’s largest independent providers of a variety of aerospace services serving a diverse array of customers in business and general aviation, airline, military, helicopter, components, energy and VIP completions markets. In his current role, Mr. Fawkes is responsible for the oversight of the finance department including external reporting, budgeting and planning and treasury management.  Date of birth is December 21, 1969.

Dawson Reimer, MAES – President and Chief Operating Officer

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. In 1997, he transitioned to Genesys Venture Inc., a biotech business incubator, where he assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Company at its inception and has been directly employed by the Company since 2001. He was appointed President and Chief Operating Officer of the Company effective July 25, 2011.  Before that date he served as Vice President, Operations.  Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, Chairman and Chief Executive Officer.   Date of birth is May 7, 1971.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended May 31, 2013, is described below and stock-based compensation described in Item 6(E) below:

The independent members of the Board of Directors were paid $54,000 relating to amounts accrued from services provided prior to the debt settlement that occurred on July 18, 2011.  Additionally, the Company recorded $38,000 in fees paid or payable to Board members for attendance at meetings between June 1, 2012 and May 31, 2013 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid $5,000 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007 and July 18, 2011.  For the year ended May 31, 2013, the Company recorded A.D. Friesen Enterprises Ltd., $186,000 in consulting compensation, including taxable benefits.  Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $165,000 payable in equal semi-monthly instalments in fiscal 2013.

During the year ended May 31, 2013, the Company paid directors a total of Nil (Year ended May 31, 2012: Nil; Year ended May 31, 2011: Nil; Year ended May 31, 2010: Nil; Year ended May 31, 2009: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts.  During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $3,107 was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors.  As at May 31, 2013, the Company has $213,569 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, four of whom were elected at the Company’s annual general meeting of the shareholders held on November 30, 2012.  Mr. Brent Fawkes was appointed as a director in January 2013.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or with the provisions of the Canada Business Corporations Act.  Dr. Albert D. Friesen has served as a director of the Company since September 1997.  Dr. Arnold Naimark has served as a director of the Company since March 2000.  Gerald McDole has served as a director of the Company since January 2004.  Peter Quick has served as a director of the Company since November 2005.

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Company is required to have an Audit Committee.  As at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Gerald McDole, Dr. Arnold Naimark, and Peter Quick.  The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)  Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation.  Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review.  Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee.  Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole, Peter Quick and Brent Fawkes, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 3 employees.

E. Share Ownership

With respect to the persons referred to above in Section B, Compensation, the following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by those persons at May 31, 2013.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,287,147	(1)	18.75%
Common shares	Dr. Arnold Naimark	Nil		Nil
Common shares	Gerald P. McDole	667		0.005%
Common shares	Peter Quick	Nil		Nil
Common shares	Brent Fawkes(2)	Nil		Nil
Common shares	James Kinley	1,700		0.01%
Common shares	Dawson Reimer	21,815		0.18%

(1)
Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan.  The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”).  Dr. Friesen is the General Partner of the Fund.

(2)	Mr. Fawkes was appointed to the board of directors of the Company on January 22, 2013.

Incentive Stock Options

The following table discloses the stock options beneficially held by the aforementioned persons, as of May 31, 2013.  The stock options are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	10,000 10,000 414,000 75,000	$24.75 $24.45 $1.50 $0.30	December 6, 2015 October 14, 2016 July 18, 2021 May 10, 2023
Dr. Arnold Naimark	2,333 7,333 3,333 667 45,000	$24.75 $14.70 $0.60 $0.60 $0.30	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019 May 10, 2023
Gerald P. McDole	5,000 667 3,333 667 45,000	$24.75 $14.70 $0.60 $0.60 $0.30	December 6, 2015 December 11, 2017 September 3, 2018 April 16, 2019 May 10, 2023
Peter Quick	6,667 3,333 667 3,333 667 45,000	$24.75 $23.10 $14.70 $0.60 $0.60 $0.30	December 6, 2015 January 16, 2017 December 11, 2017 September 3, 2018 April 16, 2019 May 10, 2023
Brent Fawkes	45,000	$0.30	May 10, 2023
James Kinley	45,000	$0.30	May 10, 2023
Dawson Reimer	4,333 6,667 6,667 266,667 56,000	$24.75 $24.45 $0.45 $1.50 $0.30	December 6, 2015 October 14, 2016 November 10, 2018 July 18, 2021 May 10, 2023

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

The number of Common Shares allocated to the Plan, the exercise period for the options, and the vesting provisions for the options will be determined by the board of directors of the Company from time to time.  The aggregate number of shares reserved for issuance under the Plan, together with any stock options outstanding, will not exceed 15% of the issued and outstanding Common Shares at the date of adoption of the Plan.  The Plan was adopted by the shareholders of the Company on November 30, 2012.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2013, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.  The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen	2,287,147	(1)	18.75%
	Winnipeg, Manitoba
Common shares	Elliot International Capital Advisors	2,176,003		17.84%
Common shares	Dr. Lars Hoie	1,334,549		10.94%
	London, England

Notes:
(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.

As of May 31, 2013 there were approximately 6,500 shareholders of record worldwide.  As of this date there were approximately 1,600 shareholders of record in the United States holding a total of 3,450,000 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2013, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,311,329 (or 18.95% of common shares).

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

B. Related Party Transactions

Except as disclosed below, the Company has not, since June 1, 2012, and does not at this time propose to:

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer.  The agreement is for a term of five years, at a rate of $180,000 annually.  Dr. Friesen is also eligible  for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize.  The Company may terminate this agreement for any reason and at any time upon 120 days written notice.  During the year ended May 31, 2013, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2012, the Company paid a total of $186,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2011 the Company paid a total of $201,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010.   Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement.  During fiscal 2013 $222,500 was paid in accordance with the terms of this agreement.  Additionally, during fiscal 2013 the Company recorded for fees paid or payable to GVI $26,125 for commercial support services.

Dr. Friesen, a director, the Chairman  and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms
Regulatory affairs support	June 22, 2009	Services provided as needed on an hourly basis.
Pharmacovigilance and medical affairs support	August 1, 2009	Monthly retainer of $3,800, plus hourly charges for pharmacovigilance services outside base services.

Quality assurance support	June 1, 2010	Services provided as needed on an hourly basis.
AGGRASTAT clinical trial management	May 1, 2010	Services provided as needed on an hourly basis.

During fiscal 2013, $134,696 (2012 - $146,154) was recorded for fees paid or payable to GVI CDS.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services.  During fiscal 2013, the Company recorded fee paid or payable to CanAm totaling $467,763 (2012 - $254,493) for contract research.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $7,366 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As of May 31, 2013, included in accounts payable and accrued liabilities is $106,216 (May 31, 2012 - $7,862) payable to GVI, $89,545 (May 31, 2012 - $10,403) payable to GVI CDS and $351,299 (May 31, 2012 - $51,705) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.   As at May 31, 2013, included in accounts payable and accrued liabilities is $37,750 (May 31, 2012 - nil) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended May 31, 2013 and 2012 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report.  The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

B.           Significant Changes

There have been no significant changes to the accompanying financial statements since May 31, 2013, except as disclosed in this Annual Report on Form 20-F.

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
Fiscal Quarter Ended

May 31, 2013
February 29, 2013
Period from
November 2, 2012 to
November 30, 2012
Period from
September 1, 2012 to
November 1, 2012
August 31, 2012
May 31, 2012
February 29, 2012
November 30, 2011
August 31, 2011
May 31, 2011
February 28, 2011
November 30, 2010
August 31, 2010
0.45 0.67 0.64 0.045 0.04 0.045 0.045 0.035 0.06 0.03 0.02 0.02 0.025	0.20 0.23 0.38* 0.03* 0.025 0.025 0.015 0.02 0.015 0.005 0.01 0.01 0.01

* Effective at the opening of the market on November 2, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation.

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

An increase or decrease in interest rates of one percent during the year ended May 31, 2013, with all other variables held constant, would result in a corresponding increase or decrease in net (loss) income by approximately $6,000 (2012 - $9,000).  An increase or decrease in the crown company borrowing rate of one percent during the year ended May 31, 2013, with all other variables held constant, would have increased or decreased net income by approximately $ 51,000 (2012 - $44,000).

FOREIGN EXCHANGE RISK

The parent of the Company’s primary currency of operations is the Canadian dollar.  Its wholly-owned operating subsidiaries primary currency of operations is the US dollar.  The Company has expenditures and holds investments denominated in US dollars.  In fiscal 2013, it is estimated that approximately 85% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar.  To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt.  A 10% change in foreign exchange rates for fiscal 2012 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of May 31, 2013, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that the Company’s ICFR was not effective as at May 31, 2013 due to the following material weaknesses:

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

No remediation activities have been undertaken to date in fiscal 2014. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2013, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company.  The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined by Rule 121A of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

On May 31, 2013, the Company changed its auditors from KPMG LLP to Ernst & Young LLP.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, KPMG LLP and Ernst & Young LLP, is approved in advance by the Audit Committee, including the proposed fees for such work.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

The Company incurred the following fees to KPMG LLP for the previous two fiscal years.  On May 31, 2013, the Company changed its auditors from KPMG LLP to Ernst & Young LLP.  For the fiscal year ended May 31, 2013, the Company did not incur any fees from Ernst & Young, however $80,000 of audit fees were accrued at May 31, 2013.

(a) Audit fees	2013	2012
	$-	$139,500

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2013	2011
	$-	$15,000

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2013	2011
	$-	$-

(d) All other fees	2013	2011
	$-	$-

(e)  Audit Committee’s Pre-approval Policies

All KPMG LLP and Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended May 31, 2013, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

KPMG LLP (“KPMG”) were appointed the auditors of Medicure Inc., (the “Corporation”) on August 14, 2000.  The Corporations’ shareholders approved at the last annual and special meeting of the shareholders of the Corporation held November 30, 2012 that KPMG be re-appointed auditors of the Corporation until the next annual meeting.

The Board of Directors, upon the recommendation of the Audit Committee, has decided not to renew KPMG’s appointment as auditor.  The audit committee has reviewed the situation and determined that the appointment of Ernst & Young LLP (“E&Y”) as auditors of the Corporation would be in the best interests of the Corporation.  As such, the Company’s audit committee has recommended that E&Y be appointed as the successor auditor and the Board of Directors have approved the same.

There have been no reservations in the auditor’s reports for the audits of the three most recently completed fiscal years.

There have been, in the opinion of the Corporation, no reportable events.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Statements of Financial Position;
3.	Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income;
4.	Consolidated Statements of Changes in Deficiency
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2013

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

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities.  An Audit Committee of non-management Directors is appointed by the Board.  The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements.  Their report follows.

/s/ Albert Friesen                                                                                           /s/ James Kinley
 ————————————————————                                    ————————————————————
Dr. Albert D. Friesen                                                                                     Mr. James F. Kinley CA
Chief Executive Officer                                                                                   Chief Financial Officer

September 25, 2013

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at May 31, 2013 and 2012, and the consolidated statements of income (loss) and comprehensive income (loss), changes in deficiency and cash flows for each of the years in the three-year period ended May 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

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

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at May 31, 2013 and 2012, and its financial performance and its cash flows for each of the years in the three-year period ended May 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced losses and has accumulated a deficit of $125,877,356 since incorporation and a working capital deficiency of $2,065,539 as at May 31, 2013 that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matters

The consolidated financial statements of Medicure Inc. for the year ended May 31, 2012 were audited by KPMG LLP who expressed an unmodified audit opinion on those consolidated financial statements on September 14, 2012.

Winnipeg, Canada,
September 25, 2013.	Chartered Accountants

MEDICURE INC.
Consolidated Statements of Financial Position
(expressed in Canadian dollars)
May 31, 2013 and 2012

	Note	2013	2012

Assets
Current assets:
Cash		$126,615	$1,124,345
Accounts receivable	4	432,616	420,197
Inventories	5	902,799	542,325
Prepaid expenses		29,455	125,084

Total current assets		1,491,485	2,211,951

Non-current assets:
Property and equipment	6	22,235	30,745
Intangible assets	7	1,910,069	2,500,928

Total non-current assets		1,932,304	2,531,673

Total assets		$3,423,789	$4,743,624

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$2,262,954	$1,355,993
Accrued interest on long-term debt	8	22,295	22,295
Current portion of long-term debt	8	1,271,775	-

Total current liabilities		3,557,024	1,378,288

Non-current liabilities
Long-term debt	8	3,510,119	4,647,740
Royalty obligation	8	516,066	538,269
Other long-term liability	9	167,261	-

Total non-current liabilities		4,193,446	5,186,009
Total liabilities		7,750,470	6,564,297

Deficiency:
Share capital	10	117,033,258	117,033,258
Contributed surplus		4,449,305	4,346,312
Accumulated other comprehensive income		68,112	102,809
Deficit		(125,877,356)	(123,303,052)

Total deficiency		(4,326,681)	(1,820,673)

Going concern	2(c)
Commitments and contingencies	14
Subsequent events	8
Total liabilities and deficiency		$3,423,789	$4,743,624

On behalf of the Board:
"Dr. Albert Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

	Note	2013	2012	2011
Revenue:
Product sales, net	12	2,602,700	4,796,811	3,628,274

Cost of goods sold	5, 7 & 16	665,896	1,069,279	1,513,247

Gross profit		1,936,804	3,727,532	2,115,027

Expenses:
Selling, general and administrative	15 & 16	2,322,840	2,673,725	2,833,217
Research and development	15 & 16	1,700,479	1,044,491	523,888

		4,023,319	3,718,216	3,357,105

Operating (loss) income		(2,086,515)	9,316	(1,242,078)

Other income:
Gain on settlement of debt	8	-	(23,931,807)	-

Finance costs (income):
Finance income		(152)	(775)	(473)
Finance expense	13	466,425	553,734	3,100,175
Foreign exchange loss (gain), net		21,516	2,385	(2,707,006)

		487,789	555,344	392,696

Net (loss) income		(2,574,304)	23,385,779	(1,634,774)
Other comprehensive (loss) income
Foreign currency translation differences for foreign operations		(34,697)	479,439	(376,630)

Total comprehensive (loss) income		(2,609,001)	23,865,218	(2,011,404)

Basic and diluted (loss) earnings per share		(0.21)	1.99	(0.19)
Weighted average number of common shares used in computing basic (loss) earnings per share		12,196,508	11,745,854	8,687,170
Weighted average number of common shares used in computing fully diluted (loss) earnings per share		12,196,508	11,752,521	8,687,170

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Changes in Deficiency
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, May 31, 2010		$116,014,623	$4,044,810	$-	$(145,054,057)	$(24,994,624)

Net loss for the year ended May 31, 2011		-	-	-	(1,634,774)	(1,634,774)

Other comprehensive loss for the year ended May 31, 2011		-	-	(376,630)	-	(376,630)
Transactions with owners, recorded directly in equity Share-based payments	10(c)	-	77,057	-	-	77,057

Total transactions with owners		-	77,057	-	-	77,057

Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)

Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779

Other comprehensive income for the year ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	10(b)	1,018,635	-	-	-	1,018,635
Share-based payments	10(c)	-	224,445	-	-	224,445

Total transactions with owners		1,018,635	224,445	-	-	1,243,080

Balance, May 31, 2012		$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)

Net income for the year ended May 31, 2013		-	-	-	(2,574,304)	(2,574,304)

Other comprehensive income for the year ended May 31, 2013		-	-	(34,697)	-	(34,697)
Transactions with owners, recorded directly in equity Share-based payments	10(c)	-	102,993	-	-	102,993

Total transactions with owners		-	102,993	-	-	102,993

Balance, May 31, 2013		$117,033,258	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

	Note	2013	2012	2011

Cash provided by (used in):
Operating activities:
Net (loss) income for the period		(2,574,304)	23,385,779	(1,634,774)
Adjustments for:
Gain on settlement of debt	8	-	(23,931,807)	-
Amortization of property and equipment	6	11,500	19,663	20,243
Amortization of intangible assets	7	525,482	857,887	878,688
Stock-based compensation	10	102,993	224,445	77,057
Write-down of inventory	5	19,639	109,194	292,950
Write-down of intangible assets	7	62,133	216,011	280,235
Finance expense	13	466,425	553,734	3,100,175
Difference between fair value of other long-term liability and funding received	9	(32,739)	-	-
Unrealized foreign exchange loss		(3,011)	(873)	(2,766,612)
Change in the following:
Accounts receivable		(12,419)	(54,707)	25,433
Inventories		(380,113)	(201,645)	(202,861)
Prepaid expenses		95,629	113,378	(71,785)
Accounts payable and accrued liabilities		889,829	(497,468)	436,706
Other long-term liability	9	200,000	-	-
Interest paid	13	(273,417)	(221,278)	(5,185)
Debt issuance costs	8	-	(70,240)	-
Royalties paid	8	(88,105)	(84,784)	-

Cash flows (used in) from operating activities		(990,478)	417,289	430,270

Investing activities:
Acquisition of property and equipment	6	(3,108)	(1,488)	(2,487)
Acquisition of intangible assets	7	(4,289)	(96,424)	(42,327)

Cash flows used in investing activities		(7,397)	(97,912)	(44,814)

Financing activities:
Share issuance costs	10	-	(34,166)	-
Proceeds from long-term debt	8	-	5,000,000	-
Repayments of long-term debt	8	-	(4,750,000)	-
Debt settlement costs	8	-	(164,308)	-

Cash flows from financing activities		-	51,526	-

Foreign exchange gain (loss) on cash held in foreign currency		145	3,258	(6,534)

(Decrease) increase in cash		(997,730)	374,161	378,922
Cash, beginning of period		1,124,345	750,184	371,262

Cash, end of period		126,615	1,124,345	750,184

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	9 & 10	-	646,801	-
Shares issued for guarantee on long-term debt	9 & 10	-	371,834	-

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome ("ACS") including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on September 25, 2013.

(b)       Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)       Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $125,877,356 as at May 31, 2013 and a working capital deficiency of $2,065,539.  Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

2.     Basis of preparation of financial statements (continued):

(c)       Going concern (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., and Medicure Pharma Inc.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All significant inter-company transactions and balances have been eliminated.

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc.  In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 8) and other factors, the focus of Medicure International, Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

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

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the statement of income, as part of the gain or loss on sale where applicable.

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
Years ended May 31, 2013, 2012 and 2011

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

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

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

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenues from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(ii) Financial liabilities (continued):

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

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

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(f) Property and equipment (continued):

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

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
Years ended May 31, 2013, 2012 and 2011

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
Years ended May 31, 2013, 2012 and 2011

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
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(l) Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

(n) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current years' presentation.

(o) New standards and interpretations not yet adopted

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

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 (2009) replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

IFRS 10, Consolidated Financial Statements

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

IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.  The amendments to IAS 1 require companies preparing financial statements to group together items with OCI on the basis of whether they may be reclassified to the profit and loss section of the statement of income.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of the amendments has not yet been determined.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards (continued):

The impending changes that potentially have an effect on the Company include:

•
IAS 1, Presentation of Financial Statements - the changes involve amendments to the presentation and disclosure of comparative information beyond the minimum and the presentation of the opening statement of financial position.

•	IAS 34, Interim Financial Reporting - the changes involve amendments to the presentation and disclosure of segment assets and liabilities.

The Company intends to adopt the amendments to the standards in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of the adoption of the amendments has not yet been determined.

4.     Accounts receivable:

	May 31, 2013	May 31, 2012

Trade accounts receivable	422,588	389,193
Other accounts receivable	10,028	31,004
	432,616	420,197

As at May 31, 2013, the trade accounts receivable consists of amounts owing from four customers which represent approximately 99 percent (May 31, 2012 - 100 percent) of trade accounts receivable.

5.     Inventories:

	May 31, 2013	May 31, 2012

Unfinished product and packaging materials	160,010	228,210
Finished product	742,789	314,115
	902,799	542,325

During the year ending May 31, 2013, the Company wrote off inventory that had expired or was otherwise unusable of $19,639 (2012 - $109,194 and 2011 - $292,950).  Inventory expensed as part of cost of goods sold during the year ended May 31, 2013 was $131,355 (2012 - $227,517 and 2011 - $268,572).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

6.     Property and equipment:

	Computer	Furniture,
	and office	fixtures and
Cost	equipment	equipment	Total

Balance, May 31, 2011	$35,721	$124,673	$160,394
Additions	1,488	-	1,488
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	7,333	7,333

Balance, May 31, 2012	24,631	132,006	156,637
Additions	3,108	-	3,108
Effect of movements in exchange rates	-	430	430

Balance, May 31, 2013	$27,739	$132,436	$160,175

	Computer	Furniture,
	and office	fixtures and
Accumulated amortization and impairment losses	equipment	equipment	Total

Balance, May 31, 2011	$20,869	$92,583	$113,452
Amortization for the year	7,217	12,446	19,663
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	5,355	5,355

Balance, May 31, 2012	15,508	110,384	125,892
Amortization for the year	6,174	5,326	11,500
Effect of movements in exchange rates	-	548	548

Balance, May 31, 2013	$21,682	$116,258	$137,940

	Computer	Furniture,
	and office	fixtures and
Carrying amounts	equipment	equipment	Total

Balance, May 31, 2012	$9,123	$21,622	$30,745
Balance, May 31, 2013	$6,057	$16,178	$22,235

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

7.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2011	$8,555,292	$1,534,440	$270,784	$10,360,516
Additions	96,424	-	-	96,424
Change due to impairment	(339,680)	-	-	(339,680)
Effect of movements in exchange rates	546,734	101,525	17,916	666,175

Balance, May 31, 2012	8,858,770	1,635,965	288,700	10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	$8,834,298	$1,642,142	$289,790	$10,766,230

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total

Balance, May 31, 2011	$5,971,585	$927,048	$163,597	$7,062,230
Amortization	721,405	116,010	20,472	857,887
Change due to impairment	(123,669)	-	-	(123,669)
Effect of movements in exchange rates	409,730	64,880	11,449	486,059

Balance, May 31, 2012	6,979,051	1,107,938	195,518	8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	$7,406,600	$1,232,126	$217,435	$8,856,161

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2012	$1,879,719	$528,027	$93,182	$2,500,928
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069

The Company has considered indicators of impairment at May 31, 2013 and May 31, 2012.  To May 31, 2013, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company recorded a write-down of intangible assets of $62,133 during the year ended May 31, 2013 (2012 - $216,011 and 2011 - $280,235) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 3.5 years.

For the year ended May 31, 2013, amortization of intangible assets relating to AGGRASTAT® totaling $514,902 (2012 - $845,869 and 2011 - $839,725) is recognized in cost of goods sold and amortization of other intangible assets totaling $10,580 (2012 - $12,018 and 2011 - $38,963) and write-downs of intangible assets totaling $62,133 (2012 - $216,011 and 2011 - $280,235) are recognized in research and development expense.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

8.     Long-term debt:

	May 31, 2013	May 31, 2012

Manitoba Industrial Opportunities Program loan	$4,781,894	$4,647,740
Current portion of long-term debt	1,271,775	-

	$3,510,119	$4,647,740

Principal repayments to maturity by fiscal year are as follows:

2014	$1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777

5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $252,135)	218,106

$4,781,894

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P. ("Elliot"), in exchange for; i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 9)) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with IFRIC 19, Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

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

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated at $901,915.  The royalty obligation is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at May 31, 2013 of $649,959 (May 31, 2012 - $640,996).  The net accretion of the royalty obligation for the year ended May 31, 2013 of $72,889 (2012 - ($217,973)) is recorded within finance expense on the Consolidated statements of net (loss) income and comprehensive (loss) income.  Royalties for the year ended May 31, 2013 total $104,979 in regards to the royalty obligation (2012 - $99,965 and 2011 - nil), with payments made in fiscal 2013 being $88,105 (2012 - $84,784 and 2011 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

8.     Long-term debt (continued):

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities ("MIOP") Program, to assist in the settlement of the Birmingham long-term debt. The loan bears interest annually at 5.25% and matures on July 1, 2016.  The loan is payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares (note 9)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan.  As at May 31, 2013, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended May 31, 2013 was eight percent.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

9.     Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

The other long-term liability was recorded at fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses.

10.           Capital stock:

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

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(b)      Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635

Balance, May 31, 2012	12,196,508	$117,033,258

Balance, May 31, 2013	12,196,508	$117,033,258

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 8).

On July 18, 2011, the Company issued 1,333,333 (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 8).

(c)      Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 1,829,476 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On July 18, 2011, the Company issued 836,133 stock options (12,542,000 pre-consolidation stock options) to certain officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $1.50 per common share ($0.10 per pre-consolidation common share).  The options vested immediately and expire after ten years.

On May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, at an exercise price of $0.30 per common share.  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the year ended May 31, 2013 and 2012 are as follows:

	May 31, 2013		May 31, 2012

		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of period	962,610	$3.04	154,810	$11.10
Granted	463,000	0.30	836,133	1.50
Forfeited, cancelled or expired	(4,258)	4.68	(28,333)	1.35

Balance, end of period	1,421,352	$2.14	962,610	$3.04

Options exercisable, end of period	1,421,352	$2.14	962,610	$3.04

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(c)       Stock option plan: (continued):

Options outstanding at May 31, 2013 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30 - $5.00	1,339,398	8.64 years	$1.05	1,339,398
$10.01 - $15.00	30,810	4.52 years	$12.71	30,810
$15.01 - $20.00	777	2.40 years	$17.85	777
$20.01 - $25.20	50,367	2.91 years	$24.56	50,367

$0.30 - $25.20	1,421,352	8.35 years	$2.14	1,421,352

The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the year ended May 31, 2013 was $102,993 (2012 - $224,445 and 2011 - $77,057).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

	May 31, 2013	May 31, 2012

Expected option life	5.1 years	4.1 years
Risk-free interest rate	1.34%	1.90%
Dividend yield	nil	nil
Expected volatility	161.87%	193.05%

(d)      Warrants:

Changes in the number of warrants outstanding during years ended May 31, 2013 and 2012 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	May 31,
(Expiry date)	granted	per share	2011	(Expired)	2012	(Expired)	2013

265,641 units
(December 22, 2011)	265,641	USD $25.50	265,641	(265,641)	-	-	-

66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667

291,594 units
(October 5, 2012)	291,594	USD $22.50	291,594	-	291,594	(291,594)	-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(d)       Warrants (continued):

IFRS requires warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at May 31, 2013 and total $10,524 (May 31, 2012 - $35,053). Changes in fair value of the warrants for the year ended May 31, 2013 of $24,529 (2012 - $24,490 and 2011 - ($27,374)) are recorded within finance expense.

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

The warrants expiring on December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)      Per share amounts

The weighted average number of common voting shares outstanding for the year ended May 31, 2013 and 2012 was 12,196,508 and 11,745,854, respectively.  For the period ended May 31, 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.  For the year ended    May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts.

11.           Income taxes:

The Company recognized no income taxes in the statements of net (loss) income and comprehensive (loss) income, as it has been incurring losses since inception, excluding the gain on the settlement of debt during the year ended May 31, 2012, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

As at May 31, 2013 and 2012, deferred tax assets have not been recognized with respect to the following items:

	2013	2012

Non-capital loss carry-forwards	$6,961,000	$6,816,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	34,000	56,000
Other	720,000	771,000
	11,508,000	11,436,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

11.           Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the period to the income tax recovery is as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Loss (income) for the year:
Canadian	(1,196,746)	(1,699,690)	(1,537,114)
Foreign	(1,377,558)	25,085,469	(97,660)

	(2,574,304)	23,385,779	(1,634,774)

Canadian federal and provincial income taxes at 27.00%
(2012 - 27.00% and 2011 - 27.00%)	695,000	(6,314,000)	544,000
Permanent differences and other items	(24,000)	(74,000)	(42,000)
Gain on settlement of debt	-	598,000	-
Foreign tax rate in foreign jurisdiction	(355,000)	6,097,000	(120,000)
Change in unrecognized deferred tax assets	(72,000)	165,000	(838,000)
Other	(244,000)	(472,000)	456,000
	-	-	-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2013, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2014	$171,296
2026	939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	1,081,244

$14,682,324

Scientific research and development tax credits of  $3,826,000 (2012 - $3,826,000 and 2011 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

At May 31, 2013, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$1,197,553
2030	433,690
2032	109,601
1,740,844

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

11.           Income taxes (continued):

At May 31, 2013, the Company has the following Barbados losses available for application in future years:

Expires in:
2014	$2,325,816
2015	10,897,107
2016	9,096,726
2017	24,088,248
2018	37,290,501
2019	6,892,653
2020	1,876,970
2021	96,124
2023	855,611

$93,419,756

12. Revenue:

During the years ended May 31, 2013, 2012 and 2011, the Company earned revenues as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Sale of finished products - AGGRASTAT®	2,602,700	2,881,378	3,628,274
Sale of unfinished products	-	1,915,433	-

	2,602,700	4,796,811	3,628,274

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the year ended May 31, 2012 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.  On     July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

13. Finance Costs:

During the years ended May 31, 2013, 2012 and 2011, the Company incurred finance costs as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Interest on MIOP loan	396,653	348,838	-
Interest on Birmingham long-term debt	-	385,663	3,122,364
Revaluation of royalty obligation	72,889	(217,973)	-
Revaluation of warrant liability	(24,529)	24,490	(27,374)
Other interest and banking fees	21,412	12,716	5,185

	466,425	553,734	3,100,175

During the year ended May 31, 2013, 2012 and 2011, the Company paid finance costs as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Interest paid on MIOP loan	262,500	208,562	-
Other interest and banking fees paid	10,917	12,716	5,185

	273,417	221,278	5,185

14. Commitments and contingencies:

(a)      Commitments:

As at May 31, 2013 and in the normal course of business the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2014	1,618,697
2015	715,000
2016	358,000

$2,691,697

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,472,000 or US$2,385,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

14. Commitments and contingencies (continued):

(a)      Commitments (continued):

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 15), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  On January 1, 2012, the Company entered into a new agreement with GVI under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 31, 2013 for an additional period of one year.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

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

(c)      Royalties:

As a part of the Birmingham debt settlement described in note 8, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  Royalties for the year ended May 31, 2013 total $104,979 in regards to the royalty obligation (2012 - $99,965 and 2011 - nil), with payments made in fiscal 2013 being $88,105 (2012 - $84,784 and 2011 - nil).

As part of the sale of unfinished product as described in note 12, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.  On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

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
Years ended May 31, 2013, 2012 and 2011

15. Related party transactions:

(a)       Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and beginning in fiscal 2013, the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the years ended May 31:

	May 31, 2013	May 31, 2012	May 31,2011

Salaries, fees and short-term benefits	472,623	380,250	690,320
Share-based payments	79,190	182,713	14,615

	551,813	562,963	704,935

The Company has $213,569 (May 31, 2012 - $253,310) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $3,107 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

(b)       Transactions with related parties

Directors and key management personnel control 19 percent of the voting shares of the Company as at May 31, 2013.

During the year ended May 31, 2013, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $190,000 (2012 - $184,167 and 2011 - $225,000) for business administration services, $32,500 (2012 - $19,563 and 2011 - $17,671) in rental costs and $26,125 (2012 - $46,275 and 2011 - nil) for commercial support services.  As described in note 13, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2013, the Company paid GVI CDS $134,696 (2012 - $146,154 and 2011 - $169,762) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended  May 31, 2013, the Company paid CanAm $467,763 (2012 - $254,493 and 2011 - $138,817) for research and development services.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2013 or 2012.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $7,366 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

15. Related party transactions (continued):

(b)       Transactions with related parties (continued):

As of May 31, 2013, included in accounts payable and accrued liabilities is $106,216 (May 31, 2012 - $7,862) payable to GVI, $89,545 (May 31, 2012 - $10,403) payable to GVI CDS and $351,297 (May 31, 2012 - $51,705) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.   As at May 31, 2013, included in accounts payable and accrued liabilities is $37,750 (May 31, 2012 - nil) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 8).

16. Expenses by nature:

Expenses incurred for the years ended May 31, 2013, 2012 and 2011 are as follows:

	May 31, 2013	May 31,2012	May 31,2011

Personnel expenses
Salaries, fees and short-term benefits	1,194,861	1,141,944	1,612,239
Share-based payments	102,993	224,445	77,057

Salaries, fees and short-term benefits	1,297,854	1,366,389	1,689,296
Amortization and derecognition	599,115	1,093,560	1,179,166
Research and development	1,374,391	538,076	197,911
Manufacturing	117,071	130,957	-
Inventory material costs	131,355	227,515	380,572
Write-off of inventory	19,639	109,194	292,950
Medical affairs	60,831	38,971	150,834
Administration	302,723	291,175	(87,389)
Selling and logistics	619,211	516,872	470,821
Professional fees	167,025	474,786	596,191

	4,689,215	4,787,495	4,870,352

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

17.  Financial instruments:

(a) Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt.  The royalty obligation and other long-term liability are recorded at fair value.

(b) Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)      Market risk:

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates.  The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and royalty obligation.  The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD)	May 31, 2013	May 31,2012

Cash and cash equivalents	$115,830	$988,734
Accounts receivable	407,589	376,796
Accounts payable and accrued liabilities	(1,189,421)	(700,340)
Royalty obligation	(497,749)	(521,124)

	$(1,163,751)	$144,066

Based on the above net exposures as at May 31, 2013, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding  increase or decrease on the Company's net income (loss) of approximately $58,000 (2012 - $7,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents, long-term debt and other long-term liability.

An increase or decrease in interest rates of one percent during the year ended May 31, 2013, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $6,000 (2012 - $9,000).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2013, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $51,000 (2012 - $44,000).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

17. Financial instruments (continued):

(b) Risks arising from financial instruments and risk management (continued):

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

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. At May 31, 2013, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

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

(c) Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (note 2c) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2013.

18. Determination of fair values:

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

18. Determination of fair values (continued):

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

(d) Royalty obligation

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenues from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(e) Other long-term liability

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

19. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2013, 100 percent of revenues from the sale of finished product were generated from sales of AGGRASTAT® in the United States, which was to nine customers. Customer A accounted for 40 percent, Customer B accounted for 26 percent, Customer C accounted for 24 percent, Customer D accounted for nine percent and the remaining five customers accounted for one percent of revenues.  Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 12.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

19. Segmented information (continued):

 Property and equipment and intangible assets are located in the following countries:

	May 31, 2013	May 31, 2012

Canada	6,057	9,256
Barbados	1,910,069	2,500,928
United States	16,178	21,489

	1,932,304	2,531,673

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

[12] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 19, 2012.

23.1           Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2013

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert Friesen
________________________________
Albert D. Friesen, Ph.D.
Chairman, & CEO