Form 20-F
period 2014-05-31
MEDICURE INC
filed 2014-09-11
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: May 31, 2014

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

At May 31, 2014 the registrant had 12,199,841 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __________	No ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __________	No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No __________

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes __________	No __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer _________	Accelerated Filer _________	Non-Accelerated Filer ✓

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP __________	International Financial Reporting	Other _________
Standards as issued by the International
Accounting Standards Board ✓

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _________	Item 18 _________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _________	No ✓

TABLE OF CONTENTS

GENERAL	5

GLOSSARY OF TERMS	5

FORWARD LOOKING STATEMENTS	5

PART I	8

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8
A. Directors and Senior Management	8
B. Advisers	8
C. Auditors	8

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	8

ITEM 3. KEY INFORMATION	8
A. Selected Financial Data	8
B. Capitalization and Indebtedness	12
C. Reasons for the Offer and Use of Proceeds	12
D. Risk Factors	12

ITEM 4. INFORMATION ON THE COMPANY	30
A. History and Development of the Company	30
B. Business Overview	31
C. Organizational Structure	41
D. Property, Plant and Equipment	41

ITEM 4A. UNRESOLVED STAFF COMMENTS	41
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A. Operating Results	47
B. Liquidity and Capital Resources	53
C. Research and Development, Patents and Licenses, Etc.	54
D. Trend Information	57
E. Off-balance Sheet Arrangements	57
F. Contractual Obligations	57

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A. Directors and Senior Management	60
B. Compensation	62
C. Board Practices	63
D. Employees	75
E. Share Ownership	75

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	77
A. Major Shareholders	77
B. Related Party Transactions	79
C. Interests of Experts and Counsel	81

ITEM 8. FINANCIAL INFORMATION	81
A. Consolidated Statements or Other Financial Information	81
B. Significant Changes	82

ITEM 9. THE OFFERING AND LISTING	82
A. Listing Details	82
B. Plan of Distribution	83

C. Markets	83
D. Selling Shareholders	83
E. Dilution	83
F. Expenses of the Issue	83

ITEM 10. ADDITIONAL INFORMATION	83
A. Share Capital	83
B. Memorandum and Articles of Association	83
C. Material Contracts	87
D. Exchange Controls	87
E. Taxation	89
F. Dividends and Paying Agents	97
G. Statement by Experts	97
H. Documents on Display	98
I. Subsidiary Information	98

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	98

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	99

ITEM 15. CONTROLS AND PROCEDURES	99

ITEM 16. RESERVED	100

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	100

ITEM 16B. CODE OF ETHICS	101

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	101

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	101

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	101

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	102

ITEM 16G. CORPORATE GOVERNANCE	102

ITEM 16H.MINE SAFETY DISCLOSURE	102

PART III	103

ITEM 17. FINANCIAL STATEMENTS	103

ITEM 18. FINANCIAL STATEMENTS	103

ITEM 19. EXHIBITS	142

Exhibit 1.7 - Certificate of Amendment Dated November 1, 2012	147

Exhibit 1.8 - Bylaw No. 1A	151

Exhibit 4.28 - Stock option plan approved November 30, 2012	179

Exhibit 12.1 – Certification of CEO pursuant to Section 302	187

Exhibit 12.2 – Certification of CFO pursuant to Section 302	191

Exhibit 13.1 – Certification of CEO and CFO	193

Exhibit 23.1 – consent of independent registered public accounting firm	195

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc.

The Company uses the Canadian dollar as its reporting currency.  Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars.  As of May 31, 2014, the rate for Canadian dollars was US $1.0842 for CND $1.00. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of September 9, 2014 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“angioplasty” means an operation to repair a damaged blood vessel or unblock an artery;

“Apicore” means any one or more of Apicore LLC, Apicore US LLC, Apicore Inc., Apigen Investments Limited, and Apicore Pharmaceuticals PVT Ltd., including any of their affiliates and subsidiaries;

“Apicore Transaction” means the transaction occurring on July 3, 2014 whereby the Company acquired a minority interest in a pharmaceutical manufacturing business known as Apicore.

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

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company.  This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward looking statements include, without limitation, statements regarding:

•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	intention to increase sales of AGGRASTAT®;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities;

•	intention to obtain regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	intention to identify, negotiate and complete business development transactions (eg. The sale, purchase, or license of pharmaceutical products or services);

•	expectations with respect to acquiring additional ownership of Apicore, and/or deriving any material benefit from the Company’s ownership of Apicore;

•	business strategy; and

•	intention with respect to dividends.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the ability of the Company to continue as a going concern;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled staff;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	the ability of Apicore to successfully operate and/or increase its value;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at May 31, 2014 and 2013 and for the fiscal years ended May 31, 2014, 2013 and 2012 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F.  The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects.  The selected financial data as at May 31, 2012, 2011 and 2010 and for the fiscal years ended May 31, 2011 and 2010 was extracted from the audited financial statements of the Company not included in this Annual Report.

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

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011	June 1, 2010
(as at period end)	$	$	$	$	$
Current Assets	2,153,740	1,491,485	2,211,951	1,804,010	1,489,440
Property and
Equipment	20,681	22,235	30,745	46,942	68,752
Intangible Assets	1,433,158	1,910,069	2,500,928	3,298,286	4,414,882
Other Assets	-	-	-	-	-
Total Assets	3,607,579	3,423,789	4,723,624	5,149,238	5,973,074
Current Liabilities	3,022,904	3,557,024	1,378,288	32,078209	30,967,698
Non-current Liabilities	6,461,629	4,193,446	5,186,009	-	-
Total Liabilities	9,484,533	7,750,470	6,564,297	32,078,209	30,697,698
Net Assets /
(Deficiency)	(5,876,954)	(4,326,681)	(1,820,673)	(26,928,971)	(24,994,624)
Capital Stock and
Contributed Surplus	121,484,563	121,482,563	121,379,570	120,136,490	120,059,433
Accumulated Other Comprehensive
Income (Loss)	154,791	68,112	102,809	(376,630)	-
Deficit	(127,516,308)	(125,877,356)	(123,303,052)	(146,688,831)	(145,054,057)
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	5,050,761	2,602,700	4,796,811	3,628,274
Interest and Other
Income	41	152	775	473
Gain on Settlement
of Debt	-	-	23,931,807	-
Net Income (Loss) for
the Period	(1,638,952)	(2,574,304)	23,385,779	(1,634,774)
Comprehensive Income (Loss) for the
Period	(1,552,273)	(2,609,001)	23,865,218	(2,011,404)
Income (Loss)
Per Share
Basic	(0.13)	(0.21)	1.99	(0.19)
Diluted	(0.13)	(0.21)	1.99	(0.19)
Weighted-Average Number of
Common Shares
Outstanding
Basic	12,196,745	12,196,508	11,745,854	8,687,170
Diluted	12,196,745	12,196,508	11,752,521	8,687,170

Previously Reported Under Canadian Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010
(as at period end)	$
Current Assets	1,489,440
Property and
Equipment	68,752
Intangible Assets	4,414,882
Other Assets	-
Total Assets	5,973,074
Total Liabilities	30,929,727
Net Assets /
(Deficiency)	(24,956,653)
Capital Stock, Warrants and
Contributed Surplus	129,125,153
Deficit	(154,081,806)
Statement of Operations (for the fiscal year ended on)
Product Sales	3,317,073
Interest and Other
Income	4,913
Loss from Continuing
Operations	(5,532,506)
Net Loss for the
Period	(5,532,506)
Basic and Diluted
Loss per Share	(0.64)
Weighted-Average Number of
Common Shares
Outstanding – Basic and Diluted	8,687,170

The Company was not required to retrospectively apply IFRS to its financial statements for years prior to fiscal 2011.  Accordingly, the operating results and financial information in the chart above for 2010 was prepared in accordance with previous Canadian GAAP.

Previously Reported Under U.S. Generally Accepted Accounting Principles (in Canadian dollars):

Balance Sheet Data	May 31, 2010
(as at Period end)	$
Current Assets	1,489,440
Property and Equipment	68,752
Intangible Assets	3,845,916
Other Assets	2,014,801
Total Assets	7,418,909
Total Liabilities	32,982,499
Net Assets / (deficiency)	(25,563,590)
Capital Stock, warrants
and Contributed Surplus	136,304,087
Deficit	(161,867,677)
Statement of Operations
Product Sales	3,317,073
Interest and Other
Income	4,913
Loss from Continuing
Operations	(4,772,309)
Net Loss for the Period	(4,772,309)
Basic and Diluted Loss
per Share	(0.55)
Weighted-Average Number of
Common Shares
Outstanding – Basic and Diluted	8,687,170

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars.  On September 5, 2014, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $0.9183.  Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

For the year ended May 31 (Canadian Dollar per U.S. Dollar)
	2014	2013	2012	2011	2010

Period End	1.0842	1.0368	1.0349	0.9688	1.0462
Average for the Period*	1.0638	1.0043	0.9983	1.0074	1.0652
High for the Period	1.1279	1.0275	1.0604	1.0660	1.1655
Low for the Period	1.0137	0.9785	0.9449	0.9486	0.9961

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
September 2014 (Until September 5, 2014)	1.0935	1.0821
August 2014	1.0985	1.0810
July 2014	1.0930	1.0620
June 2014	1.0963	1.0646
May 2014	1.1007	1.0814
April 2014	1.1055	1.0858
March 2014	1.1279	1.0955

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

Going concern

The consolidated financial statements for the year ended May 31, 2014 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $127,516,308 as at May 31, 2014 and a working capital deficiency of $869,164.  Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing the consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the consolidated statement of financial position classifications used.

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use.  As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition.  Although the Company is working to improve profitability, the Company may continue to incur losses and may never achieve sustained profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Company’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The Company has incurred net losses since inception to May 31, 2014, excluding the year ended May 31, 2012 where the Company recorded net income of $23,385,779, primarily as a result of a gain on the settlement of the Company’s long-term debt.  The Company incurred a net loss of $1,638,952 for the year ended May 31, 2014, $2,574,304 for the year ended May 31, 2013 and $1,634,774 for the year ended May 31, 2011.  Additionally, as reported under previous Canadian GAAP, the Company incurred a net loss of $5,532,506 for the year ended May 31, 2010.

The long-term profitability of the Company’s operations is uncertain, and may never occur.  The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products.  This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities;
b)	obtaining Canadian and United States regulatory approvals to market any of its development products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services) with third parties;
f)	deriving material value from the Company’s interests in Apicore, which were acquired subsequent to May 31, 2014;
g)	the ability to successfully prosecute and defend its patents and other intellectual property; and
h)	the ability to successfully market the Company’s products including AGGRASTAT® given that it has limited resources.

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

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time.  The loan bears interest annually at the crown corporation borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer.  The Company must meet its debt repayment obligations and failure to do so could cause the lender to demand on its security on the Company's long-term debt.  The Company has made all payments to date in relation to this indebtedness, however there is no certainty that the Company will be able to continue servicing the debt once principal repayments are required.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

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

The Company generates product revenue only from AGGRASTAT®.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all.

The Company may not receive regulatory approval in the United States to further expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information.  Therefore, the Company may not be able to materially increase the sales of AGGRASTAT®.

In fiscal 2014 the Company was able to obtain revisions to AGGRASTAT®’s prescribing information and these revisions have had a positive, material impact on sales of AGGRASTAT®.  The Company believes that further expanded indications and dosing regimens will put the Company in a better position to maximize the revenue potential for AGGRASTAT®.  To make such changes, the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens. The Company’s failure to obtain additional regulatory approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information may adversely affect its business, financial condition and results of operations.  The process involved in obtaining such regulatory approval is long and costly and may require additional investments that may not be reasonably achievable by the Company.  The regulatory authorities have substantial discretion in the approval process and may refuse to accept any application. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product.  Furthermore, the approval to modify the prescribing information may be applicable to a limited extent only or it may be refused entirely.

The current approved prescribing information for AGGRASTAT® does not include all of the therapeutic indications provided for in the prescribing information of its competitors.  Moreover, the prescribing information does not include all of the dosing information and therapeutic indications for which a physician may wish to use the product.  Although health care professionals may utilize a product at doses and for indications outside of the approved prescribing information, the Company is prohibited from promoting such uses.

To obtain regulatory approvals to modify the prescribing information, the Company must supply sufficient information supporting the safety and efficacy of such uses to the FDA, which in turn must review and deem this information to be sufficient to modify the label in the agreed upon fashion. Unsatisfactory or insufficient results obtained from any particular study or clinical trial relating to the Company’s products may cause the Company to reduce or abandon its efforts to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information.

If the Company does not comply with federal, state and foreign laws and regulations relating to the health care business, it could face substantial penalties.

The Company and its customers are subject to extensive regulation by the United States federal government, and the governments of the states in which the business is conducted. In the United States, the laws that directly or indirectly affect the Company’s ability to operate its business include the following:

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

Due to the fact a significant amount of the use of AGGRASTAT® is outside of the FDA approved indications contained within AGGRASTAT®’s prescribing information, the Company may be at a greater risk than another pharmaceutical company would be whose products are predominantly used within the approved prescribing information.

AGGRASTAST competes with a variety of drugs, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs currently on the market, awaiting regulatory approval or in development, including orally administered agents. AGGRASTAT® competes with, or may compete with in the future, these drugs to the extent AGGRASTAT® and any of these drugs are approved for the same or similar indications.

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Company) and Integrilin (eptifibatide) (sold by Merck & Co., Inc.).  It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies) and it is anticipated that new injectable platelet inhibitors (eg. cangrelor, being developed by The Medicines Company, Inc.) may become available during fiscal 2015 that would also compete directly with AGGRASTAT®.  In addition, some alternative methods of treatment, such as the use of  Angiomax (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT®.  These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.  In the majority of hospitals in the United States AGGRASTAT® is not available on the hospital formulary and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals.  In many cases, the other treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information.  The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy.  In some circumstances, AGGRASTAT® competes with other drugs for the use of hospital financial resources. Although AGGRASTAT® is positioned as a relatively low cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals, in particular where oral antiplatelet agents are deemed suitable.

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

The Company’s success may depend to some extent on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships are crucial to the Company’s intention to license to or contract with other pharmaceutical companies for the manufacturing, marketing, sales and/or distribution of any its current or future products.  There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Company’s ability to develop and commercialize its products, and may adversely affect its business, financial condition and results of operations.

The Company is currently dependent on its remaining inventory of its sole commercial product, AGGRASTAT® and does not have regulatory approvals in place for a new supplier of raw material used in the manufacture of AGGRASTAT®.  In addition, the Company needs to extend its manufacturing agreement with its final product manufacturer, or find a new finished product manufacturer.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®.  In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party.  Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. This work with a contract manufacturing organization continued through fiscal 2014.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on July 1, 2015.  Although the Company is working to obtain an extension to this arrangement, there is risk that no such extension will be obtained.  In such an event, or if the Company so chooses, the Company may move to a new manufacturer of final product.  Although the Company believes that the inventory of final product made by this manufacturer in calendar years 2014 and 2015 will be sufficient to fulfill commercial demand needs until a new final product manufacturer is established, this cannot be assured.

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT® is terminated or interrupted, or if the Company and its subsidiaries are unable to establish new or maintain existing third party manufacturers, or if the inventories of AGGRASTAT® currently held are contaminated or otherwise lost, and the Company is unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

If Apicore encounters unanticipated challenges during the next two years, the Company may be obligated to help fund the resolution of these matters through the purchase of shares of Apicore.

One aspect of the Apicore Transaction completed subsequent to May 31, 2014, is that Medicure has a contractual obligation to help fund the resolution of certain specified problems if they are encountered before July 3, 2016.  The specified mechanism for Medicure to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified price per share, with such price being a discount to the price paid by Signet Healthcare for its investment in Apicore pursuant to the Apicore Transaction.  This equity purchase obligation is capped, not to exceed US $5 million, and if such an equity purchase is made, it would result in a pro-rata reduction in the cost of Medicure acquiring full ownership of Apicore, should Medicure so desire to proceed as contemplated in the Apicore Transaction.

Although the occurrence of any of the specified problems that would precipitate such a purchase is not anticipated by the Company, there is a risk that it will be required, and that the specified purchase price would be above the then relevant valuation of Apicore.  Moreover, Medicure may not have the available cash resources to fulfill such an obligation, and may be required to conduct its own equity financing, redirect finances away from other Company activities, or conduct some other financing activity that would otherwise not have been necessary.  In these and other ways, the equity purchase obligation may have a material negative impact on the Company.

The Company’s ownership in Apicore, which was acquired under the Apicore Transaction completed subsequent to May 31, 2014, may never bring material benefit to the Company.

The business of Apicore is that of a manufacturer of active pharmaceutical ingredients and the development of abbreviated new drug applications.  Although it is part of the same, overall pharmaceutical industry in which the Company is engaged, Apicore’s specific sector and field of business faces its own unique set of risks and uncertainties, which include, but are not limited to, an intensely competitive environment, strict and changing government and FDA regulations on drug manufacturers, litigation risks associated with the manufacture of drugs for human use, high fixed costs of operations, and many of the other risks outlined in more detail herein.  Because the Company is only a minority (<10%) owner of Apicore and the value such ownership interest is not a primary asset of the Company, this Form 20F does not attempt to identify all of the risks and uncertainties of Apicore.  However, it is important for the Company’s investors and shareholders to understand that the value of the Company’s ownership in Apicore is itself subject to, and could be materially impaired by, a number of other risks and uncertainties not described in this Form 20F.

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

If purchasers or users of the Company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Company’s products and related treatments are approved for reimbursement by Medicare and private insurers, as is the case with AGGRASTAT®, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Company’s business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

The Company does not have significant manufacturing experience and has limited marketing resources and may never be able to successfully manufacture or market certain of its products.

The Company has limited experience in commercial manufacturing and has limited resources for marketing or selling its products.  The Company may never be able to successfully manufacture and market certain of its products.  If any other of its development products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possibly also to market and sell its products.  Accordingly, the quality, timing and ultimately the commercial success of such products may be outside of the Company’s control.  Failure of or delay by a third party manufacturer of the Company’s products to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on its future prospects.  Failure of or delay by a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on its future prospects.

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

Except with respect to AGGRASTAT®, the Company does not currently have the required manufacturing capabilities, clinical data and regulatory approvals necessary to successfully market its products under development in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow it to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT® and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize its products. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations and the price of its common shares could decline.

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

Environmental regulations could have a material adverse effect on the results of the Company’s operations and its financial position.

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

The Company has limited financial resources and has historically financed much of its operations through the sale of securities, primarily common shares.  The Company has significant on-going cash expenses and limited ability to generate cash from operations.  To meet its on-going cash needs the Company may need to rely on the taking on of additional debt and/or the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be notably significant and will depend on many factors, including continued scientific progress in its product discovery and development program, revenue, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, debt financing, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

The Company is exposed to risks given its significant dependence on revenue from the sale of its sole commercial product, AGGRASTAT®.

The Company has limited financial resources and is largely dependent upon revenue from the sale of its sole commercial product, AGGRASTAT®. The Company has significant on-going cash expenses, including commitments to advance research and development programs; however, the Company has limited ability to generate cash from other sources, such as financing through the sale of equity.

If revenue from the sale of AGGRASTAT® is not maintained or increased, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies, assets or products.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders.  Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of May 31, 2014, the Company had 12,199,841 common shares issued and outstanding.  A further 1,418,019 common shares are issuable upon exercise of outstanding stock options and another 66,667 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders.  The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 15% of the outstanding common shares at any time.

By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, a consolidation of shares was completed to reduce the total number of outstanding shares.  However, as described above, the Company has limited financial resources and may from time to time be required to finance its operations through the sale of equity securities.  In addition, it may be required to issue equity securities as consideration for services or asset acquisition transactions.  Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

The Company’s common shares historically have been subject to extreme price and volume volatility.  For example, during the period from June 1, 2013 to May 31, 2014, the high and low closing trading prices of the Company’s common shares were CDN$3.15 and CDN$0.10, respectively, with a total trading volume of 4,766,914 shares.  Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2013 to May 31, 2014 has fluctuated, with a high of 442,013 shares and a low of nil shares, averaging approximately 19,068 shares per trading day.

The Company expects that the trading price of its common shares will continue to be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company, such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.  The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

The Company’s shares ceased trading on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) effective July 3, 2008.

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

Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2014, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending May 31, 2015.  (See more detailed discussion in Item 10E – Taxation)  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year.  Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending May 31, 2015, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2015 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

The Company’s classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares.

The Company no longer has a shareholder rights plan.

During fiscal 2012, the Company allowed its shareholder rights plan to expire.  The provisions of such plan were intended to strengthen the ability of the Board of Directors to protect the Company's shareholders, and help ensure that the shareholders were treated fairly by limiting the ability of any person or group to seize control of the Company without appropriately compensating all of the Company’s shareholders.

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

Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT®.  The Company has also explored and implemented a number of cost savings measures and has further downsized its operations.    All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008.  These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT® and the ongoing Phase II clinical study of TARDOXALTM.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.

If the Company is unable to grow sales, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®.  Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. This work with a contract manufacturing organization continued through fiscal 2014.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on July 1, 2015.  Although the Company is working to obtain an extension to this arrangement, there is risk that no such extension will be obtained.  Accordingly, the Company may be required to find a new manufacturer of final product.  Although the Company believes that the inventory of final product made by its existing manufacturer in calendar years 2014 and 2015 will be sufficient to fulfill commercial demand needs until a new final product manufacturer is established, this cannot be assured.

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

The Company’s research and development program is primarily focused on developing and implementing  new regulatory, brand and life cycle management strategy for AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders.  The Company also continues to explore certain other product opportunities.

Strategic changes made over recent years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®.  In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $300 million (2013) glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

To date, the Company has not consistently generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held, a build up in accounts payable associated with a reliance on trade debt, and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in note 9 to the accompanying financial statements. Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Subsequent to May 31, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price.  The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.  The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders.  As such, a modest amount of the Company’s energies and resources will be directed towards assisting and assessing Apicore’s ongoing operations.

Recent Developments

•
Amendment of MIOP Loan:

Effective August 1, 2013, the Company renegotiated its $5,000,000 secured loan from the Government of Manitoba, which was funded on July 18, 2011 under the Manitoba Industrial Opportunities Program, and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

•
AGGRASTAT® Label Change

On October 11, 2013, the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The ability of the AGGRASTAT® HDB bolus regimen to achieve greater than 90% platelet aggregation inhibition within ten minutes is seen as an important feature by interventional cardiologists in settings where rapid platelet inhibition is required for coronary intervention. The HDB regimen has been evaluated in more than 30 clinical studies totaling over 8,000 patients, and is recommended by the ACC/AHA/SAVI guidelines.

AGGRASTAT® currently has a 2% share of the approximately $300 million US glycoprotein (GP) IIb/IIIa inhibitor market, but continues to be the leading GP IIb/IIIa inhibitor outside of the US where the AGGRASTAT® HDB regimen has already been approved. The Company is currently enrolling patients in the SAVI-PCI study, which compares the AGGRASTAT® HDB regimen against Integrilin (eptifibatide) (Merck & Co., Inc.).

•
Engagement of Knight Therapeutics (Knight) to Provide Advisory Services
On April 14, 2014, the Company announced it had entered into an arrangement with Knight Therapeutics Inc. (TSXV:GUD), under which Knight will provide advisory services to help advance Medicure’s U.S. specialty pharmaceutical business and corporate development initiatives.

•
Acquisition of Minority Interest in Pharmaceutical Manufacturer, Apicore

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby they have acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years. Specifically, Medicure and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore.

•
Grant of Stock Options
On July 7, 2014 the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share.

•
Shares for Debt Settlement
On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

•
Up-date on TARDOXALTM and TEND-TD Study
On August 13, 2014, the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALlTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM. The Company views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the year ended May 31, 2014 increased by 94% over the net revenue for the year ended May 31, 2013.  All of the Company’s sales are denominated in U.S. dollars.  Hospital demand for AGGRASTAT® increased significantly compared to the previous fiscal year.  The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®.  The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

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

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®.  The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product.  On May 10, 2012 the Company announced the commencement of enrollment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrollment commencing.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. As of July 31, 2014, the study was approximately 50% through to completion of enrollment. The Principal Investigator for the study is Steven V. Manoukian, MD (Nashville, TN).  The AGGRASTAT® dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT® and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT® HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT® HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT® HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

Yet another aspect of the AGGRASTAT® strategy is to explore and develop new uses and dosing approaches related to the product.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.  Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

The Company is also continuing to explore other experimental uses and dosing approaches related to AGGRASTAT®.

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

Although other new product opportunities exist, the Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  The Company has completed the first phase of enrolment in a Phase II clinical study of TARDOXALTM, entitled TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD).  On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALlTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM.  Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®®	Acute Cardiology	Approved – Additional studies underway
TARDOXALTM	TD/Neurological indications	Phase IIa – enrollment complete, interim analysis complete
Transdermal AGGRASTAT®	Acute Cardiology	Preclinical– formulation development underway

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has evaluated and continues to evaluate the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. With the exception of the Apicore Transaction completed subsequent to May 31, 2014, as outlined elsewhere herein, no such formal agreement has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

Transdermal AGGRASTAT®: The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT®.  This work may lead to other new product formats and formulations of AGGRASTAT®, any of which would require substantial additional research and development investment by the Company.

TARDOXALTM: One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXALTM (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXALTM’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM.  Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia (TD), with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders.  The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12 week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo.  The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant.  No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group.  This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product.  As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrollment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM over the next several months and is currently exploring modified formulations to reduce nausea that may be associated with use of the product.  A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD.  TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the U.S. Food and Drug Administration (FDA) or Health Canada.

TARDOXALTM continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Other Products:  Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities. The Company is also exploring opportunities to grow the business through acquisition.

As at May 31, 2014, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Competitors’ Current Products

The Company’s only commercial product AGGRASTAT®, is owned by the Company’s subsidiary, Medicure International, Inc., and is sold in the United States of America through the Company’s subsidiary, Medicure Pharma, Inc.   AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

AGGRASTAT® competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots).  More specifically, AGGRASTAT® is an antiplatelet drug which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream.  Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class.  There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (AGGRASTAT®).  All three are proprietary drugs that do not have generic equivalents.  Of the two directly competing agents, AGGRASTAT® is most closely comparable to Integrilin as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development.  However, the choice and use of AGGRASTAT® may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®).  The potential launch of the injectable antiplatelet agent, cangrelor, by The Medicines Company, in fiscal 2015 would be expected to have some impact on the use and sale of glycoprotein IIb/IIIa inhibitors, including AGGRASTAT®. The potential future launch of generic versions of AGGRASTAT® and/or of other competitive drugs is also expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need.  Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing.   The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

•
Maintaining and growing AGGRASTAT® sales in the United States.
The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT® is one of three agents, is approximately $300 million per year (2013). The Company estimates that at present AGGRASTAT® has approximately 10-15% of this market on a patient share basis. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

•
The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®.
As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT® which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support further changes to AGGRASTAT®’s prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•
The development of a transdermal formulation of AGGRASTAT®.
The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.
The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.
The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

•
The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications.
The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.
It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXALTM or other products that it may from time to time develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

•
Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore
Subsequent to May 31, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energies and resources will be directed towards assisting and assessing Apicore’s ongoing operations.

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

Medicure Pharma, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005.  Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.  Subsequent to May 31, 2014, Medicure Pharma, Inc.’s head office was moved from 500 Atrium Drive, Somerset, NJ, 08873 to 49 Napoleon Court, Suite 2, Somerset, NJ, 08873.

Medicure U.S.A., Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on June 23, 2014.  Medicure U.S.A. Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005.  American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at May 31, 2014, American Cardio Therapeutics Inc. had no activity and it is the Company’s intention that American Cardio Therapeutics Inc. will be wound up.

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada.  As at May 31, 2014, the Company had use of 6.5 offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D -  Risk Factors.  The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended May 31, 2014 and May 31, 2013 should be read in conjunction with the consolidated financial statements of the Company.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

Critical Accounting Policies and Estimates

Going concern

The consolidated financial statements for the year ended May 31, 2014 have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $127,516,308 as at May 31, 2014 and a working capital deficiency of $869,164.

Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

Effective August 1, 2013, the Company renegotiated its $5,000,000 secured loan from the Government of Manitoba, which was funded on July 18, 2011 under the Manitoba Industrial Opportunities Program, and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan, which matures on July 1, 2018, continues to be subject to interest payments only with principal repayments now beginning on August 1, 2015.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing the consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the consolidated statement of financial position classifications used.

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries, functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the notes the financial statements.  Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net (loss) income and comprehensive (loss) income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

Provision for returns and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

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

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over approximately ten years, or its economic life, if shorter.

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

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net (loss) income and comprehensive (loss) income and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

For the year ended May 31, 2014, the Company did not record any stock-based compensation (May 31, 2013 - $102,993).

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

A. Operating Results

General

Although the Company is currently focused on Medicure International’s sole commercial product, AGGRASTAT®, this product has not been able to generate enough revenue for the Company to reach sustained profitability.

Historically, the Company concentrated primarily on research and development and continues to invest a significant amount of funds in research and development activities.  To date, the Company has yet to and may never derive any revenues from its research and development products.

The Company has a limited operating history and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a business in a highly competitive industry, characterized by frequent new product introductions.

Year Ended May 31, 2014 Compared to the Year Ended May 31, 2013

Net product sales for fiscal 2014 were $5,051,000, compared to $2,603,000 in fiscal 2013.  The Company currently sells finished AGGRASTAT® to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended May 31, 2014 increased by 94% over the net revenue for the year ended May 31, 2013.  Hospital demand for AGGRASTAT® increased significantly compared to the previous fiscal year.  The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue as all sales are denominated in U.S. dollars.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold, excluding amortization, for fiscal 2014 were $323,000 compared to $131,000 in fiscal 2013.  For the year ended May 31, 2014, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during fiscal 2014 when compared to fiscal 2013.

Amortization of AGGRASTAT® intangible assets increased for the year ended May 31, 2014 to $546,000, when compared to $515,000 in fiscal 2013.  The increase is as a result of fluctuations in foreign exchange rates causing the amortization expense to be higher during fiscal 2014 as the asset is owned by a subsidiary whose functional currency is the US dollar.

Total selling, general, and administrative expenditures for fiscal 2014 were $3,330,000, compared to $2,323,000 in fiscal 2013.  Selling, general, and administrative expenditures related to AGGRASTAT® were $1,626,000 in fiscal 2014, compared to $1,331,000 in fiscal 2013.  Selling, general, and administrative expenditures – Other were $1,704,000 in fiscal 2014, compared to $992,000 in fiscal 2013.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the year ended May 31, 2014 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT®; and

•	Increased travel costs associated with the sale of AGGRASTAT®.

Selling, general and administrative expenditures – Other increased during the year ended May 31, 2014 as compared to same period in the prior year mainly due to:

•	Increased business development costs, some of which were associated with the Apicore transaction that closed on July 3, 2014.

•
Higher salaries and benefits due to $286,849 of bonuses declared to the Company’s Chief Executive Officer.  The Chief Executive Officer agreed on July 11, 2014 to receive these bonuses in the form of common shares when the Company and Chief Executive Officer entered into a shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of the shares.

Net research and development expenditures for fiscal 2014 were $689,000, compared to $1,700,000 in fiscal 2013.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The decrease in research and development expenditures, for the year ended May 31, 2014 as compared to the same period in fiscal 2013 is due to reduced costs from the Company’s clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) as well as a renal dosing study that was completed as a part of the Company’s sNDA filing during fiscal 2013.

Included in research and development expenses are charges related to impairment of the Company’s intangibles assets.  Impairments of intangible assets for fiscal 2014 were nil, compared to $62,000 in fiscal 2013. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Finance expense for fiscal 2014 was $1,809,000, compared to $466,000 in fiscal 2013.  The increase in finance expense for the year ended May 31, 2014 as compared to the prior fiscal year is due to higher accretion on the Company’s royalty obligation resulting from higher revenue estimates as a result of the October 2013 label change.  The royalty obligation arose out of the previous debt settlement.

The net foreign exchange gain for the year ended May 31, 2014 was $6,000, compared to a net foreign exchange loss of $22,000 in fiscal 2013.   The change is due to higher fluctuations in the Canadian dollar versus the US dollar experienced during the year-ended May 31, 2014 compared to the year ended May 31, 2013.

For the year ended May 31, 2014, the Company recorded a consolidated net loss of $1,639,000 or $0.13 per share compared to $2,574,000 or $0.21 per share for the year ended May 31, 2013.  As discussed above the main factors contributing to the decrease in net loss were the increased revenues and decreased research and development expenses experienced during the year ended May 31, 2014 when compared to the previous year.  These were partially offset by increases in selling, general and administration expenses and finance expense.

For the year ended May 31, 2014, the Company recorded a total comprehensive loss of $1,152,000 compared to $2,609,000 for the year ended May 31, 2013. The change in comprehensive loss results from the factors described above.

The weighted average number of common shares outstanding used to calculate basic loss per share was 12,196,745 for the year ended May 31, 2014 and 12,196,508 for the year ended May 31, 2013.

The weighted average number of common shares outstanding used to calculate diluted loss per share was 12,196,745 for the year ended May 31, 2014 and 12,196,508 for the year ended May 31, 2013.

Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

Net product sales for fiscal 2013 were $2,603,000, compared to $4,797,000 in fiscal 2012.  The Company currently sells finished AGGRASTAT® to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.  Additionally in fiscal 2012, the Company sold unfinished product used in the manufacture of AGGRASTAT® to a European Pharmaceutical company.  There were no similar sales of unfinished product during fiscal 2013.

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

Hospital demand for AGGRASTAT® remained steady compared to the previous fiscal year and compared to the same quarter for the previous year. Growth in sales attributed to the addition of new hospitals is partially offsetting the sales decline among historical customers. Much of this decline is attributed to the overall decline for this drug class. The number of new hospital customers has increased over the year and the Company's commercial team continues to work on further expanding its customer base.

Net revenues from unfinished products were $1.9 million due to a sale during the year ended May 31, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2013.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold, excluding amortization, for fiscal 2013 were $131,000 compared to $223,000 in fiscal 2012.  For the year ended May 31, 2013, decreases to cost of goods sold are the result of decreases in net sales of AGGRASTAT® and the lower write-offs of expired inventory during fiscal 2013 when compared to fiscal 2012.  Additionally, during 2012 the Company sold unfinished to a European pharmaceutical company, which increased cost of goods sold during fiscal 2012. There were no similar sales of unfinished products during fiscal 2013 and as a result no additional cost of goods sold.

Amortization of AGGRASTAT® intangible assets decreased for the year ended May 31, 2013 to $515,000, when compared to $846,000 in fiscal 2012.  The decrease is as a result of certain of the Company's AGGRASTAT® intangible assets becoming fully amortized during the 2012 fiscal year resulting in decreased amortization for the year ended May 31, 2013.

Total Selling, general, and administrative expenditures for fiscal 2013 were $2,323,000, compared to $2,674,000 in fiscal 2012.  Selling, general, and administrative expenditures related to AGGRASTAT® were $1,331,000 in fiscal 2013, compared to $1,159,000 in fiscal 2012.  Selling, general, and administrative expenditures – Other were $992,000 in fiscal 2013, compared to $1,515,000 in fiscal 2012.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the year ended May 31, 2013 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT®; and

•	Increased travel costs associated with the sale of AGGRASTAT®.

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

•
Lower professional fees during year ended May 31, 2013. During the year ended May 31, 2012 there were several professional fee expenditures relating to the one-time sale of inventory discussed previously, the graduation of the Common Shares from the NEX board of the TSX Venture Exchange, the transition from Canadian GAAP to IFRS and other professional fees.

Net research and development expenditures for fiscal 2013 were $1,700,000, compared to $1,044,000 in fiscal 2012.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the year ended May 31, 2013 as compared to the same period in fiscal 2012 is due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing; however this increase was partially offset by higher write-offs of patents during the year ended May 31, 2012.

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

During the year ended May 31, 2012, the Company recorded a non cash gain in the amount of $23,932,000 related to the settlement of its previously existing long-term debt.  In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott), for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT® net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017.  The total minimum payments over the life of the agreement in aggregate were US$49.7 million.  The annual minimum payments were reflected in the effective interest rate calculation of the debt.

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

On July 18, 2011, the Company settled the Birmingham long-term debt in exchange for: (i) $4,750,000 in cash; (ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares) of the Company; and (iii) a royalty on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

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

For the year ended May 31, 2013, the Company recorded a consolidated net loss of $2,574,000 or $0.21 per share compared to consolidated net income of $23,386,000 or $1.99 per share for the year ended May 31, 2012.  As discussed above the main factors contributing to the net income in fiscal 2012 when compared to the loss during the 2013 fiscal year were the non-cash gain on the settlement of the Birmingham long-term debt and increased sales resulting from the $1.9 million of revenue recognized on the sale of unfinished product, partially offset by higher research and development expenses during the year ended May 31, 2013 due to the increased enrolment and ramp up of the Company’s clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) and the renal dosing study that is being completed as a part of the Company’s sNDA filing.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt as well as a build up in accounts payable associated with a reliance on trade debt.

Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Cash from operating activities for the year ended May 31, 2014 increased $1,101,000 to $111,000 compared to cash used in operating activities of $990,000 for 2013 primarily due to a lower net loss, primarily from increased revenues, and higher payments made in fiscal 2013 relating to the manufacture of AGGRASTAT®, partially offset by higher accounts receivable balances as at May 31, 2014.

Investing activities for the year ended May 31, 2014 were cash used totaling $6,000 relating to the acquisition of property and equipment compared to $7,000 relating to the acquisition of property and equipment and intangible assets for the year ended May 31, 2013.

Financing activities for the year ended May 31, 2014 included $2,000 received upon the exercise of stock options during fiscal 2014.  There was no cash from or used in financing activities during the year ended May 31, 2013.

As at May 31, 2014, the Company had cash totaling $234,297 compared to $126,615 as of May 31, 2013.  As at May 31, 2014, the Company had a working capital deficit of $739,000 compared to $2,066,000 at May 31, 2013.  The significant change in the working capital of the Company between the two years is as a result of a lower net loss resulting from increased revenues and increased accounts receivable, as well as the amendment to the Company’s long-term debt which occurred as of August 1, 2013, partially offset by higher accounts payable.

The Company has long-term debt at May 31, 2014 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's consolidated financial statements for the year ended May 31, 2014. Interest is accrued based on an annual effective interest rate of seven percent. The minimum annual debt obligations are disclosed under Contractual Obligations.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.   This strategy includes, but is not limited to, the sNDA submission to the FDA for a revised label as approved by the FDA on October 22, 2013, the potential for an additional sNDA submission to the FDA for further revisions to the product label, the ongoing SAVI-PCI study and the transdermal tirofiban program.  The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (“TD”). A modest amount of capital is being used for the Phase II clinical study of TARDOXALTM, entitled TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD).

Subsequent to May 31, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next 3 years.  The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® That being said, the Company is also seeking to derive material benefit for shareholders through the increase in value of the Company’s minority position in Apicore and through the potential realization of value through the exercise of the Company’s option to acquire all of the remaining issued shares of Apicore within the next 3 years at a predetermined price.  As such, a modest amount of the Company’s energies and resources are directed towards assisting and assessing Apicore’s ongoing operations.

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

Company-sponsored research and development net expenditures for fiscal 2014 were $689,000 (2013 - $1,700,000; 2012 - $1,044,000).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 17 issued patents from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds.  The Company will continue to file patents related to its research and development activities.  The United States patents currently issued to the Company are as follows:

Patent Number	Issue Date	Title
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,417,204	July 9, 2002	Pyridoxine and Pyridoxal analogues- Cardiovascular Therapeutics
6,538,112	March 25, 2003	Hybridomas and monoclonal antibodies for an anti-coagulant test
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
6,861,439	March 1, 2005	Treatment of Cerebrovascular Disease
7,105,673	September 12, 2006	Cardioprotective Phosphonates and Malonates
7,132,430	November 7, 2006	Treatment of Cardiovascular and Related Pathologies
7,148,233	December 12, 2006	Treatment of Cardiovascular and Related Pathologies
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels
7,812,037	October 12, 2010	Dual antiplatelet/anticoagulant pyridoxine analogs

Patents 5,733,919, 5,965,581, 5,972,967, 5,978,698, 6,136,794, 6,538,112 and 6,770,660 were purchased by the Company from MGI GP, INC. (a Delaware corporation doing business as MGI PHARMA and its Affiliate, Artery, LLC).  Pursuant to an Asset Purchase Agreement dated August 8, 2006, MGI GP, INC. sold the exclusive use of the patents to the Company in the specified territory (the United States of America including the Commonwealth of Puerto Rico; Guam; and the United States Virgin Islands).  Pursuant to the Asset Purchase Agreement the Company agreed to pay MGI GP, INC. a one-time fee for the procurement of the acquired assets.  The Asset Purchase Agreement was executed August 8, 2006.

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

D. Trend Information

Net revenue from the sale of finished AGGRASTAT® products for the year ended May 31, 2014 increased by 94% over the net revenue for the year ended May 31, 2013.  All of the Company’s sales are denominated in U.S. dollars.

Hospital demand for AGGRASTAT® increased significantly compared to the previous fiscal year.  The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

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

The Company is not aware of any other trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except the potential effect the following items may or may not have:

E. Off-balance Sheet Arrangements

As of May 31, 2014 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of May 31, 2014:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2015	2016	2017	2018	2019	Thereafter
Accounts Payable and Accrued Liabilities	$3,001	$3,001	$-	$-	$-	$-	$-
Long-term debt obligations 1	5,711	263	1,624	1,816	1,729	279	-
Purchase Agreement commitments 2	2,384	2,002	382	-	-	-	-
Management services agreement commitments 3	111	111	-	-	-	-	-
Total	$11,207	$5,377	$2,006	$1,816	$1,729	$279	$-

1.
Long-term debt obligations reflect the principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and originally matured on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

2.
The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT®® from a third party with remaining minimum purchases totaling $2,273,000 or US$2,096,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred until fiscal 2015 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to made during fiscal 2015 and $182,620 is currently recorded within prepaid expenses in regards to this agreement. For the year ended May 31, 2014, interest of $17,009 (2013 - nil and 2012 - nil) is recorded within finance expense relating to this agreement.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company was committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The agreement was renewed for calendar 2013 and 2014.

Debt obligations reflect the minimum annual payments under the debt financing agreement.  In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT® and TARDOXALTM as well as other product opportunities.

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

As a part of the Birmingham debt settlement described above and in note 8 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

As part of the sale of unfinished product as described in note 11 to the consolidated financial statements, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.  The option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to the University of Manitoba based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable and, given these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid.  Such royalty does not apply to the sale of TARDOXALTM.
.
The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada – Director, Chairman and Chief Executive Officer

The founder of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba.  Dr. Friesen played a key role in founding several health industry companies including Rh Pharmaceuticals (acquired by Cangene Inc.), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc. and KAM Scientific Inc.  Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates.  Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal.  In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg.  Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation.  He also served as President until July 25, 2011 at which point that position was filled by Mr. Dawson Reimer. Date of birth is May 19, 1947

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada – Director

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

Peter Quick, Mill Neck, New York, USA – Director

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

Brent Fawkes, Winnipeg, Manitoba, Canada – Director

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

Management

Dr. Albert D. Friesen – Chairman, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).

Dawson Reimer – President and Chief Operating Officer: Subject to the direction of the Chief Executive Officer, Mr. Reimer has general charge of the Corporation’s day to day business activities with a primary focus on its commercial direction, including the advancement and management of new and existing pharmaceutical products. (See “Directors and Senior Management” under this item)

James Kinley, CA – Chief Financial Officer: Mr. Kinley is responsible for the Company’s financial management and accounting practices (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended May 31, 2014, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $73,837 in fees paid or payable to Board members for attendance at meetings between June 1, 2013 and May 31, 2014 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid $5,000 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007 and July 18, 2011.  For the year ended May 31, 2013, the Company recorded A.D. Friesen Enterprises Ltd., $186,000 in consulting compensation, including taxable benefits.  Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors.  During the year ended May 31, 2014, a bonus of $286,849 was granted to Dr. Friesen.  Dr. Friesen agreed on July 11, 2014 to receive the bonus in the form of common shares when he and the Company entered into a shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of the shares.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $165,000 payable in equal semi-monthly instalments in fiscal 2014.

During the year ended May 31, 2014, the Company paid directors a total of Nil (Year ended May 31, 2013: Nil; Year ended May 31, 2012: Nil; Year ended May 31, 2011: Nil; Year ended May 31, 2010: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts.  During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2014, $14,918 (2013 - $3,107) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors.  As at May 31, 2014, the Company has $289,869 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.  Subsequent to May 31, 2014, On July 11, 2014 and as described in note 10(b) the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors.  Of the amounts payable to the Company's Board of Directors as at May 31, 2014, $106,490 was included in these shares for debt agreements.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, four of whom were elected at the Company’s annual general meeting of the shareholders held on November 26, 2013.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or with the provisions of the Canada Business Corporations Act.

Dr. Albert D. Friesen has served as a director of the Company since September 1997.  Dr. Arnold Naimark has served as a director of the Company since March 2000.  Gerald McDole has served as a director of the Company since January 2004.  Peter Quick has served as a director of the Company since November 2005.  Brent Fawkes has served as a director of the Company since January 2013.

As discussed in more detail below, the Board of Directors maintains an Audit and Finance Committee and an Executive Compensation, Nominating and Corporate Governance Committee.

Corporate Governance

The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices.  The Company's approach to corporate governance is set forth below.

The Board believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Company and the enhancement of value for all shareholders.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110"). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

Gerald McDole is presently a director of Cipher Pharmaceuticals Inc. No other director of the Company is currently a director of any other “reporting issuers” (as such term is defined in Canadian provincial securities legislation).

The Board has an orientation program in place for new directors which the Board feels is appropriate having regard to the current makeup of the Board. Each director receives relevant corporate and business information on the Company, the Board, and its committees. The directors regularly meet with Management and are given periodic presentations on relevant business issues and developments.

Presentations are made to the Board from time to time to educate and keep it informed of changes within the Company and of regulatory and industry requirements and standards.

The Company’s Board has adopted a Code of Ethics applicable to directors, officers and employees, copies of which are available on the Company’s website (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Company at its head office, 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6. The ECNCG Committee regularly monitors compliance with the Code of Ethics and also ensures that Management encourages and promotes a culture of ethical business conduct.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended May 31, 2014, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation.  Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

Notwithstanding the exemption available under section 6.1 of NI 52-110, as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Gerald McDole, Dr. Arnold Naimark, and Peter Quick.  The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

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

Engagement Procedures for Audit and Non-Audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services provided to the Company or its subsidiary entities and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the Securities Exchange Commission (“SEC”) or any securities exchange on which the Company's shares are traded including any of the following non-audit services:

   ●    Bookkeeping or other services related to accounting records or financial statements of the Company;
   ●   Financial information systems design and implementation consulting services;
    ●   Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;
    ●    Actuarial services;
    ●   Internal audit outsourcing services;

    ●   Any management or human resources function;

    ●    Broker, dealer, investment advisor, or investment banking services;
    ●   Legal services;
    ●    Expert services related to the auditing service; and
    ●   Any other service the Board determines is not permitted.

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

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall annually include:

   ●   Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

    ●   Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

    ●   As necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor and evaluate whether it is appropriate to rotate the independent auditor on a regular basis.

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

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations, if any:

   ●   The Company's Management Discussion & Analysis (“MD&A”) and news releases related to financial results;

    ●   The Company’s management certifications of the financial statements and accompanying MD&A as required under applicable securities laws;

    ●   The Company’s annual information form (“AIF”), if one is prepared and filed.

    ●   The independent auditor's audit of the financial statements and its report thereon;

    ●   Any significant changes required in the independent auditor's audit plan;

    ●   The appropriateness of the presentation of any non-IFRS related financial information;

    ●   Any serious difficulties or disputes with management encountered during the course of the audit; and

    ●   Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

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

For greater certainty, certain individuals will be deemed not to be independent:

a)an individual who is, or has been within the last three years, an employee or executive officer of the Company;

b)an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

c)an individual who is a partner of, or employed by the Company’s internal or external auditor or who was, within the last three years, a partner or employee of that audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

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

e)an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

f)an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years. For purposes hereof, direct compensation does not include remuneration for acting as a member of the Board or of any Board committee or remuneration consisting of fixed amounts of compensation under a retirement plan for prior service provided that such compensation is not contingent on any way on continued service.

For purposes hereof, “Company” includes Medicure Inc. and any subsidiaries thereof.

Notwithstanding the foregoing, a person will not be considered to have a material relationship with the Company solely because he or she:

a)has previously acted as an interim chief executive officer of the issuer, or

b)acts, or has previously acted, as a chair or vice-chair of the Board or any Board committee, on a part-time basis.

Meaning Of “Independence” For Audit Committees
In addition to the requirement of being an Independent Director as described above, members of the Audit Committee will not be considered “independent” for that purpose where the individual:

a)accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or subsidiary of the Company, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time or vice-chair of the Board or any Board Committee; or

b) is an affiliated entity (as defined in National Instrument 52-110 Audit Committees) of the Company or any of its subsidiaries.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 13 employees.  During the fiscal year 2014, the Company has increased its total employment and plans to continue to increase total employment during fiscal 2015.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at May 31, 2014.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1) (2)	2,287,147(1)	18.75%
Common shares	Dr. Arnold Naimark	Nil	Nil
Common shares	Gerald P. McDole (2)	667	0.005%
Common shares	Peter Quick	Nil	Nil
Common shares	Brent Fawkes (2)	Nil	Nil
Common shares	James Kinley	1,700	0.01%
Common shares	Dawson Reimer	21,815	0.18%

(1)
Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan.  The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”).  Dr. Friesen is the General Partner of the Fund.

(2)
Subsequent to May 31, 2014, On July 11, 2014 the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

Incentive Stock Options

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, , as of May 31, 2014.  The stock options are subject to the Plan and are for shares of Common Stock of the Company.

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

Subsequent to May 31, 2014, on July 7, 2014 the Company granted an aggregate of 332,300 options pursuant to the Plan to certain directors, officers, employees, management company employees and consultants of the Company.  Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant.  All 332,300 options were issued at an exercise price of $1.90 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of May 31, 2014, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.  The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen	2,287,147 (1)(2)	18.75%
	Winnipeg, Manitoba
Common shares	Elliot International Capital Advisors	2,176,003	17.84%
Common shares	Dr. Lars Hoie	1,334,549	10.94%
	London, England

Notes:
(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.
(2)
Subsequent to May 31, 2014, on July 11, 2014 and as described in note 10(b) the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the CEO.  Of the amount payable to the CEO as at May 31, 2014, $286,849 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

As of May 31, 2014 there were approximately 6,500 shareholders of record worldwide.  As of this date there were approximately 1,600 shareholders of record in the United States holding a total of 3,450,000 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of May 31, 2014, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,311,329 (or 18.95% of common shares).

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

B. Related Party Transactions

Except as disclosed below, the Company has not, since June 1, 2013, and does not at this time propose to:

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

During the year ended May 31, 2014, the Company recorded a bonus of $286,849 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

Subsequent to May 31, 2014, on July 11, 2014 and as described in note 10(b) the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the CEO.  Of the amount payable to the CEO as at May 31, 2014, $286,849 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days written notice.  During the year ended May 31, 2013, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2012, the Company paid a total of $186,000 to A.D. Friesen Enterprises Ltd.  During the year ended May 31, 2011 the Company paid a total of $201,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010.   Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year.  Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party.  The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement.  The agreement was renewed for the 2013 and 2014 calendar years. During fiscal 2014 $220,500 was paid in accordance with the terms of this agreement.  Additionally, during fiscal 2014 the Company recorded for fees paid or payable to GVI $32,500 for commercial support services.

Dr. Friesen, a director, the Chairman  and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms
Regulatory affairs support	June 22, 2009	Services provided as needed on an hourly basis.
Pharmacovigilance and medical affairs support	August 1, 2009	Monthly retainer of $3,800, plus hourly charges for pharmacovigilance services outside base services. (terminated December 31, 2013)
Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $1,250, plus hourly charges for pharmacovigilance services outside base services.
Quality assurance support	June 1, 2010	Services provided as needed on an hourly basis.
AGGRASTAT® clinical trial management	May 1, 2010	Services provided as needed on an hourly basis.

During fiscal 2014, $125,583 (2013 - $134,696) was recorded for fees paid or payable to GVI CDS.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services.  During fiscal 2014, the Company recorded fee paid or payable to CanAm totaling $229,732 (2013 - $467,763) for contract research.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2014, $36,904 (2013 - $7,366 and 2012 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As of May 31, 2014, included in accounts payable and accrued liabilities is $90,262 (May 31, 2013 - $106,216) payable to GVI, $148,461 (May 31, 2013 - $89,545) payable to GVI CDS and $373,956 (May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.  During the year ended May 31, 2014, the Company recorded a bonus of $286,849 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.  As at May 31, 2014, included in accounts payable and accrued liabilities is $286,849 (May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

Subsequent to May 31, 2014, On July 11, 2014 and as described in note 10(b) the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer.  Of the amount payable to the Chief Executive Officer as at May 31, 2014, $286,849 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended May 31, 2014, 2013 and 2012 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report.  The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since May 31, 2014, except as disclosed in this Annual Report on Form 20-F.

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

	TSX/NEX/ TSX-V	TSX/NEX/ TSX-V
	High ($)	Low ($)
Fiscal Quarter Ended

May 31, 2014	3.15	0.35
February 28, 2014	0.70	0.20
November 1, 2013	0.53	0.14
August 31, 2013	0.28	0.10
May 31, 2013	0.45	0.20
February 29, 2013	0.67	0.23
Period from
November 2, 2012 to
November 30, 2012	0.64	0.38*
Period from
September 1, 2012 to
November 1, 2012	0.045	0.03*
August 31, 2012	0.04	0.025
May 31, 2012	0.045	0.025
February 29, 2012	0.045	0.015
November 30, 2011	0.035	0.02
August 31, 2011	0.06	0.015

* By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

1.  Objects and Purposes of the Company

The Articles of Continuance (as amended, the “Articles”) and  the By-Laws of the Company place no restrictions upon the Company’s objects and purposes.

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

The Company’s Articles provide that the Company’s board shall consist of a minimum of one and a maximum of 15 directors.  The exact number of directors to form the board, between the minimum and maximum number of directors prescribed by the Articles, is determined from time to time by the board.  Section 4.01 of the By-Law states that the quorum of the board shall be a majority of the board, or such other number of directors as the board may from time to time determine.  No business shall be transacted at a meeting unless a quorum is present.

Section 3.01 of the By-Law states that the board may, without the authorization of the shareholders:

i)	borrow money upon the credit of the Company;
ii)	issue, reissue, sell or pledge debt obligations of the Company, including bonds, debentures, notes or other evidences of indebtedness or guarantees, whether secured or unsecured;
iii)	subject to section 44 of the Act, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and
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

Section 4.02 of the By-law states that a director need not be a shareholder to be qualified as a director.  However, section 4.02 also provides that at least 25% of the directors shall be resident Canadians unless the Company has less than four directors, in which case at least one director must be a resident Canadian.

Under section 4.03 of the By-law, directors are to be elected yearly by ordinary resolution to hold office until the close of the  next annual meeting of shareholder.  If directors fail to be elected at any such meeting of shareholders, then the incumbent directors continue in office until their successors are elected.

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
iii)	subject to section 44 of the Act, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and
iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

5.  Meetings

Subject to the provisions of the Act, the annual general meeting of the shareholders shall be on such date in each year as the board of directors may determine, and a special meeting of the shareholders may be convened at any time by order of the President or by the board on their own motion or on the requisition of shareholders as provided for in the Act.  Notice of the time and place of each meeting of shareholders shall be given not less than 21 days nor more than 60 days before the date of the meeting to each director and shareholder.  A meeting of shareholders may be held without notice at any time and at any place provided a waiver of notice is obtained in accordance with section 136 of the Act.  The quorum for the transaction of business at meetings of the shareholders shall consist of not less than two shareholders present or represented by proxy and holding in all not less than 10% percent of the outstanding shares entitled to vote at the meeting.  At any meeting of shareholders, every person shall be entitled to vote who, at the time of the taking of a vote (or, if there is a record date for voting, at the close of business on such record date) is entered in the register of shareholders as the holder of one or more shares carrying the right to vote at such meeting, subject to the provisions of the Act.

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

None

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

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares of the Company.   However, the Investment Canada Act (Canada) (the "Investment Act") has rules regarding certain acquisitions of shares by non-Canadians, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-Canadian who proposes to acquire Common Shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry (or the Minister of Canadian Heritage and Official Languages for investments in a Canadian business engaged in any of the activities of a “cultural business”), is satisfied that the investment is likely to be of net benefit to Canada.

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

To determine whether an investment is reviewable under the Investment Act it is necessary to consider whether the investor (or the vendor) is a ‘WTO investor’ (ie, controlled by persons who are citizens of countries that are members of the World Trade Organization ("WTO"); there are currently 160 WTO members); the book value of the assets of the Canadian business being acquired; and whether the Canadian business being acquired engages in cultural activities.

Where a WTO investor is involved, and if the Canadian business is being acquired directly and is not engaged in cultural activities, an investment will be reviewable only if the Canadian operating business being acquired has assets with a book value in excess of CAD$354 million for 2014. (Note: the threshold is typically increased in January of each year, and would be expected to increase in January 2015, unless pending amendments to the Investment Act increase this threshold before then. Such amendments are expected to both increase the threshold, and to change it from an ‘assets’ test to an ‘enterprise value’ test. Once the amendments come into force the initial threshold will be an enterprise value of CAD$600 million, increasing two years later to CAD$800 million, and after a further two years to CAD$1 billion. The new threshold will come into force on a date to be determined by regulation once the definition of enterprise value has been finalised.)

If the acquisition by a WTO investor is indirect (i.e., the acquisition of shares of a foreign corporation that controls a Canadian business) the transaction is not reviewable. Where the Canadian business engages in any of the activities of a ‘cultural business’, or if neither the investor nor the vendor are WTO investors, the applicable thresholds for direct and indirect investments are assets with a book value of CAD$5 million or CAD$50 million, respectively. (The acquisition of a Canadian business that is a "cultural business" is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.)

An acquisition of control of a Canadian business by a non-Canadian that falls below the thresholds for review under the Investment Act does not require the filing of an application for review. However, even where an investment falls below the thresholds, it must still be notified by way of a two-page form to the Investment Review Division of the Department of Industry (or the Department of Canadian Heritage for cultural cases). Notifications may be submitted by the investor any time before or up to 30 days after implementation of the investment.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Industry has reasonable grounds to believe that an investment by a non-Canadian "could be injurious to national security," the Minister of Industry may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of "injurious to national security." Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of the Company are exempt from the Investment Act, including

(a)	acquisition of Common Shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

The Company does not believe that it was a PFIC for the taxable year ended May 31, 2014, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending May 31, 2015.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending May 31, 2014 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

An increase or decrease in interest rates of one percent during the year ended May 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net (loss) income of approximately $2,000 (2013 - $6,000).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net (loss) income of approximately $52,000 (2013 - $51,000).

FOREIGN EXCHANGE RISK

The parent of the Company’s primary currency of operations is the Canadian dollar.  Its wholly-owned operating subsidiaries primary currency of operations is the US dollar.  The Company has expenditures and holds investments denominated in US dollars.  In fiscal 2014, it is estimated that approximately 85% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar.  To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt.  A 10% change in foreign exchange rates for fiscal 2014 would have impacted loss for the year by 10%.

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

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of May 31, 2014, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that the Company’s ICFR was not effective as at May 31, 2014 due to the following material weaknesses:

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

No remediation activities have been undertaken to date in fiscal 2015. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of May 31, 2014, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company.  The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act.  In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, Ernst & Young LLP, is approved in advance by the Audit Committee, including the proposed fees for such work.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years.  As at May 31, 2014, the Company had accrued $80,000 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2014	2013
	$86,400	$-

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2014	2013
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2014	2013
	$-	$-

(d) All other fees	2014	2013
	$74,900	$-

All other fees include due diligence work performed by Ernst & Young LLP.

(e)  Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended May 31, 2014, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

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

Year ended May 31, 2014

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

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen Chief Executive Officer Chief Financial Officer	Mr. James F. Kinley CA Chief Financial Officer

September 10, 2014

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at May 31, 2014 and 2013, and the consolidated statements of income (loss) and comprehensive income (loss), changes in deficiency and cash flows for each of the years in the two year period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at May 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the two year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced losses and has accumulated a deficit of $127,516,308 since incorporation and has a working capital deficiency of $869,164 as at May 31, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matters

The consolidated financial statements of Medicure Inc. for the year ended May 31, 2012 were audited by KPMG LLP who expressed an unqualified audit opinion on those consolidated financial statements on September 14, 2012.

Winnipeg, Canada, September 10, 2014.	Chartered Accountants

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Medicure Inc.

We have audited the accompanying comparative information of Medicure Inc. which comprise the consolidated statements of net income and comprehensive income, changes in deficiency and cash flows for the year ended May 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the comparative information in these consolidated financial statements present fairly, in all material respects, the consolidated financial performance and consolidated cash flows of Medicure Inc. for the year ended May 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced operating losses and has accumulated a deficit since incorporation that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matter

The consolidated statements of financial position as at May 31, 2014 and 2013, the consolidated statements of net loss and comprehensive loss, changes in deficiency and cash flows for the years then ended and notes, comprising a summary of significant accounting policies and other explanatory information, are audited by another auditor who expressed an unmodified opinion on September 10, 2014.

/s/ KPMG LLP

Chartered Accountants

September 14, 2012

Winnipeg, Canada

MEDICURE INC.
Consolidated Statements of Financial Position
(expressed in Canadian dollars)
May 31, 2014 and 2013
	Note	2014	2013

Assets
Current assets:
Cash		$234,297	$126,615
Accounts receivable	4	947,602	432,616
Inventories	5	765,653	902,799
Prepaid expenses		206,188	29,455
Total current assets		2,153,740	1,491,485

Non‑current assets:
Property and equipment	6	20,681	22,235
Intangible assets	7	1,433,158	1,910,069
Total non‑current assets		1,453,839	1,932,304

Total assets		$3,607,579	$3,423,789

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$3,000,609	$2,262,954
Accrued interest on long‑term debt	8	22,295	22,295
Current portion of long‑term debt	8	-	1,271,775
Total current liabilities		3,022,904	3,557,024

Non‑current liabilities
Long‑term debt	8	4,847,279	3,510,119
Royalty obligation	9	1,461,572	516,066
Other long‑term liability	10	152,778	167,261
Total non‑current liabilities		6,461,629	4,193,446
Total liabilities		9,484,533	7,750,470

Deficiency:
Share capital	11	117,036,672	117,033,258
Contributed surplus		4,447,891	4,449,305
Accumulated other comprehensive income		154,791	68,112
Deficit		(127,516,308)	(125,877,356)
Total deficiency		(5,876,954)	(4,326,681)

Going concern	2(c)
Commitments and contingencies	15
Subsequent events	11, 16 & 21
Total liabilities and deficiency		$3,607,579	$3,423,789

On behalf of the Board:
"Dr. Albert Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

	Note	2014	2013	2012
Revenue:
Product sales, net	13	$5,050,761	$2,602,700	$4,796,811
Cost of goods sold	5, 7 & 17	868,122	665,896	1,069,279
Gross profit		4,182,639	1,936,804	3,727,532

Expenses:
Selling, general and administrative	16 & 17	3,329,551	2,322,840	2,673,725
Research and development	16 & 17	688,671	1,700,479	1,044,491
		4,018,222	4,023,319	3,718,216
Operating income (loss)		164,417	(2,086,515)	9,316

Other income:
Gain on settlement of debt	9	-	-	(23,931,807)
Finance costs (income):
Finance income		(41)	(152)	(775)
Finance expense	8 &14	1,809,028	466,425	553,734
Foreign exchange (gain) loss, net		(5,618)	21,516	2,385

		1,803,369	487,789	555,344
Net (loss) income		(1,638,952)	(2,574,304)	23,385,779
Other comprehensive income (loss)
Foreign currency translation differences for foreign operations		86,679	(34,697)	479,439
Total comprehensive (loss) income		$(1,552,273)	$(2,609,001)	$23,865,218

Basic (loss) earnings per share		(0.13)	(0.21)	1.99
Diluted (loss) earnings per share		(0.13)	(0.21)	1.99
Weighted average number of common shares used in computing basic (loss) earnings per share		12,196,745	12,196,508	11,745,854
Weighted average number of common shares used in computing fully diluted (loss) earnings per share		12,196,745	12,196,508	11,752,521

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Changes in Deficiency
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012
				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)

Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779
Other comprehensive income for the year
ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	11(b)	1,018,635	-	-	-	1,018,635
Share based payments	11(c)	-	224,445	-	-	224,445

Total transactions with owners		1,018,635	224,445	-	-	1,243,080

Balance, May 31, 2012		$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)

Net loss for the year ended May 31, 2013		-	-	-	(2,574,304)	(2,574,304)
Other comprehensive loss for the year
ended May 31, 2013		-	-	(34,697)	-	(34,697)
Transactions with owners, recorded directly in equity
Share based payments	11(c)	-	102,993	-	-	102,993

Total transactions with owners		-	102,993	-	-	102,993

Balance, May 31, 2013		$117,033,258	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

Net loss for the year ended May 31, 2014		-	-	-	(1,638,952)	(1,638,952)
Other comprehensive income for the year
ended May 31, 2014		-	-	86,679	-	86,679
Transactions with owners, recorded directly in equity
Stock options exercised	11(b)	3,414	(1,414)	-	-	2,000

Total transactions with owners		3,414	(1,414)	-	-	2,000

Balance, May 31, 2014		$117,036,672	$4,447,891	$154,791	$(127,516,308)	$(5,876,954)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

	Note	2014	2013	2012

Cash provided by (used in):
Operating activities:
Net (loss) income for the year		$(1,638,952)	$(2,574,304)	$23,385,779
Adjustments for:
Gain on settlement of debt	9	-	-	(23,931,807)
Amortization of property and equipment	6	7,727	11,500	19,663
Amortization of intangible assets	7	553,542	525,482	857,887
Stock‑based compensation	11	-	102,993	224,445
Write‑down of inventory	5	22,209	19,639	109,194
Write‑down of intangible assets	7	-	62,133	216,011
Finance expense	8 &14	1,809,028	466,425	553,734
Difference between fair value of other long‑term liability and
funding received	10	(14,483)	(32,739)	-
Unrealized foreign exchange loss (gain)		5,303	(3,011)	(873)
Change in the following:
Accounts receivable		(514,986)	(12,419)	(54,707)
Inventories		114,937	(380,113)	(201,645)
Prepaid expenses		(176,733)	95,629	113,378
Accounts payable and accrued liabilities		407,925	889,829	(497,468)
Other long‑term liability	10	-	200,000	-
Interest paid	14	(299,346)	(273,417)	(221,278)
Debt issuance costs	8	-	-	(70,240)
Royalties paid	9	(165,291)	(88,105)	(84,784)

Cash flows from (used in) operating activities		110,880	(990,478)	417,289

Investing activities:
Acquisition of property and equipment	6	(5,513)	(3,108)	(1,488)
Acquisition of intangible assets	7	-	(4,289)	(96,424)

Cash flows used in investing activities		(5,513)	(7,397)	(97,912)

Financing activities:
Exercise of stock options	11	2,000	-	-
Share issuance costs	11	-	-	(34,166)
Proceeds from long‑term debt	8	-	-	5,000,000
Repayments of long‑term debt	8	-	-	(4,750,000)
Debt settlement costs	8	-	-	(164,308)

Cash flows from financing activities		2,000	-	51,526

Foreign exchange gain on cash held in foreign currency		315	145	3,258

Increase (decrease) in cash		107,682	(997,730)	374,161
Cash, beginning of year		126,615	1,124,345	750,184

Cash, end of year		$234,297	$126,615	$1,124,345

Supplementary information:
Non‑cash financing activities:
Shares issued on debt settlement	9 & 11	$-	$-	$646,801
Shares issued for guarantee on long‑term debt	8 & 11	$-	$-	$371,834

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008.  The Company remains a U.S. Securities and Exchange Commission registrant.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.     Basis of preparation of financial statements:

(a)     Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company adopted IFRS 10 and 13, and amendments to International Accounting Standard ("IAS") 1 on June 1, 2013.  There was no material impact as a result of the adoption of these standards and amendments.

The consolidated financial statements were authorized for issue by the Board of Directors on September 10, 2014.

(b)     Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)     Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $127,516,308 as at May 31, 2014 and a working capital deficiency of $869,164.  Management has forecasted that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

2.     Basis of preparation of financial statements (continued):

(c)     Going concern (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the consolidated statement of financial position classifications used.

(d)     Functional and presentation currency

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
Years ended May 31, 2014, 2013 and 2012

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

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma, Inc.  In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 9) and other factors, the focus of Medicure International, Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive (loss) income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the consolidated statements of net (loss) income and comprehensive (loss) income, as part of the gain or loss on sale where applicable.

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

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(i) Financial assets (continued):

The Company classifies non-derivative financial assets into the following category: loans and receivables.  The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost. Loans and receivables are comprised of cash and  accounts receivable.

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net (loss) income and comprehensive (loss) income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

(d) Revenue recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(e) Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, as well as finished products and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses.  When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.  The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income in the period in which they are incurred.

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are as follows:\

Asset	Basis	Rate

Computer and office equipment	Straight‑line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

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

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over approximately ten years, or its economic life, if shorter.

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

(iv) Clinical trial expenses

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

(v) Government assistance and investment tax credits

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

(h) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(i) Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net (loss) income and comprehensive (loss) income and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

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

(l) Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive (loss) income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

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

(n) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

3.     Significant accounting policies (continued):

(n) New standards and interpretations not yet adopted (continued);

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive (loss) income, with the remainder of the change recognized in profit and loss.

The mandatory effective date has not yet been determined by the IASB.  The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some nonfinancial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively [for example, service revenue and contract modifications] and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

Amendments to IAS 32, Financial Instruments: Presentation

Amendments to IAS 32 were issued to clarify the existing requirements for offsetting financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014.  The Company does not expect the adoption of these amendments to have a material impact on the consolidated financial statements.

IFRIC 21, Levies

IFRIC 21, Levies, addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact the adoption of this interpretation may have on the consolidated financial statements.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39, Financial Instruments Recognition and Measurement.  Under these narrow scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  These amendments are effective for annual periods beginning on or after January 1, 2014.  The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

4.     Accounts receivable:
	May 31, 2014	May 31, 2013

Trade accounts receivable	$928,852	$422,588
Other accounts receivable	18,750	10,028
	$947,602	$432,616

As at May 31, 2014, the trade accounts receivable consist of amounts owing from four customers which represent approximately 98 percent (May 31, 2013 - 99 percent) of trade accounts receivable.

5.     Inventories:
	May 31, 2014	May 31, 2013

Unfinished product and packaging materials	$152,488	$160,010
Finished product	613,165	742,789
	$765,653	$902,799

During the year ending May 31, 2014, the Company wrote off inventories that had expired or were otherwise unusable of $22,209 (2013 - $19,639 and 2012 - $109,194).  Inventories expensed as part of cost of goods sold during the year ended May 31, 2014 amounted to $300,378 (2013 - $131,355 and 2012 - $227,517).

6.     Property and equipment:
	Computer	Furniture,
Cost	and office equipment	fixtures and equipment	Total

Balance, May 31, 2012	$24,631	$132,006	$156,637
Additions	3,108	-	3,108
Effect of movements in exchange rates	-	430	430

Balance, May 31, 2013	27,739	132,436	160,175
Additions	5,513	-	5,513
Effect of movements in exchange rates	-	5,218	5,218

Balance, May 31, 2014	33,252	137,654	170,906

Accumulated amortization	Computer and office equipment	Furniture, fixtures and equipment	Total

Balance, May 31, 2012	$15,508	$110,384	$125,892
Amortization for the year	6,174	5,326	11,500
Effect of movements in exchange rates	-	548	548

Balance, May 31, 2013	21,682	116,258	137,940
Amortization for the year	3,577	4,150	7,727
Effect of movements in exchange rates	-	4,558	4,558

Balance, May 31, 2014	$25,259	$124,966	$150,225

Carrying amounts	Computer and office equipment	Furniture, fixtures and equipment	Total

Balance, May 31, 2013	$6,057	$16,178	$22,235
Balance, May 31, 2014	$7,993	$12,688	$20,681

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

7.     Intangible assets
Cost	Patents	Trademarks	Customer List	Total
Balance, May 31, 2012	$8,858,770	$1,635,965	$288,700	$10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	8,834,298	1,642,142	289,790	10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	$9,238,151	$1,717,216	$303,038	$11,258,405

Accumulated amortization and impairment losses	Patents	Trademarks	Customer List	Total

Balance, May 31, 2012	$6,979,051	$1,107,938	$195,518	$8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	7,406,600	1,232,126	217,435	8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	$8,161,810	$1,413,917	$249,520	$9,825,247

Carrying amounts	Patents	Trademarks	Customer List	Total
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069
Balance, May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158

The Company has considered indicators of impairment as at May 31, 2014 and May 31, 2013.  To May 31, 2014, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company did not record a write-down of intangible assets during the year ended May 31, 2014 (2013 - $62,133 and 2012 - $216,011) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 2.5 years.

For the year ended May 31, 2014, amortization of intangible assets relating to AGGRASTAT® totaling $545,535 (2013 - $514,902 and 2012 - $845,869) is recognized in cost of goods sold and amortization of other intangible assets totaling $8,007 (2013 - $10,580 and 2012 - $12,018). The Company did not record a write-down of intangible assets during the year ended May 31, 2014 (2013 - $62,133 and 2012 - $216,011).  In the years ended May 31, 2013 and 2012, write-downs of intangible assets were recognized in research and development expense.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

8.     Long-term debt:

	May 31, 2014	May 31, 2013
Manitoba Industrial Opportunities Program loan	$4,847,279	$4,781,894
Current portion of long‑term debt	-	1,271,775
	$4,847,279	$3,510,119

Principal repayments to maturity by fiscal year are as follows:
2016		$1,388,889
2017		1,666,667
2018		1,666,667
2019		277,777
		5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $317,520)		152,721
		$4,847,279

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its existing long-term debt as described in note 9. The loan bears interest annually at 5.25% and originally matured on July 1, 2016.  The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares (note 11)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan.  As at May 31, 2014, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended May 31, 2014 was seven percent (2013 - eight percent and 2012 - seven percent).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

9.     Royalty obligation

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P. ("Elliot"), in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 11)) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the consolidated statements of net income and comprehensive income for the year ended May 31, 2012.  In accordance with IFRIC 19, Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011, the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915.  The royalty obligation is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at May 31, 2014 of $1,778,578 (May 31, 2013 - $649,959).  The change in the fair value of the royalty obligation for the year ended May 31, 2014 of $1,349,372 (2013 - $72,689 and 2012 - ($217,973)) is recorded within finance expense on the consolidated statements of net (loss) income and comprehensive (loss) income.  Royalties for the year ended May 31, 2014 total $201,131 in regards to the royalty obligation (2013 - $104,979 and 2012 - $99,965), with payments made in fiscal 2014 of $165,291 (2013 - $88,105 and 2012 - $84,784).

10.    Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds were received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses.  The other long-term liability is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at May 31, 2014 of $152,778 (May 31, 2013 - $167,261).  The net change in the other long-term liability for the year ended May 31, 2014 of $14,483 (2013 - nil and 2012 - nil) is recorded as a reduction to research and development expense on the consolidated statements of net (loss) income and comprehensive (loss) income.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

11.   Capital stock:

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

(b)    Shares issued and outstanding:

Shares issued and outstanding are as follows:
	Number of Common Shares	Amount
Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635
Balance, May 31, 2012	12,196,508	$117,033,258
Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (11c)	3,333	3,414
Balance, May 31, 2014	12,199,841	$117,036,672

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 9).

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

Subsequent to May 31, 2014, on July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

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

On May 6, 2014, 3,333 stock options, with a value of $3,414, were exercised at a price $0.60 for proceeds to the Company of $2,000.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

11.   Capital stock (continued):

(c)    Stock option plan (continued):

On May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, at an exercise price of $0.30 per common share.  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the year ended May 31, 2014 and 2013 are as follows:
		May 31, 2014		May 31, 2013
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of year	1,421,352	$2.14	962,610	$3.04
Granted	-	-	463,000	0.3
Exercised	(3,333)	(0.6)	-	-
Forfeited, cancelled or expired	-	-	(4,258)	4.68
Balance, end of year	1,418,019	$2.15	1,421,352	$2.14
Options exercisable, end of year	1,418,019	$2.15	1,421,352	$2.14

Options outstanding at May 31, 2014 consist of the following:
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30 ‑ $5.00	1,336,065	7.65 years	$1.05	1,336,065
$10.01 ‑ $15.00	30,810	3.52 years	$12.71	30,810
$15.01 ‑ $20.00	777	1.40 years	$17.85	777
$20.01 - $25.20	50,367	1.91 years	$24.56	50,367
$0.30 ‑ $25.20	1,418,019	7.36 years	$2.15	1,418,019

There were no stock options granted during the year ended May 31, 2014 and as such there was no compensation expense related to stock options granted during the year or from previous periods under the stock option plan (2013 - $102,993 and 2012 - $224,445).

The compensation expense for the year ended May 31, 2013 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.  There was no compensation expense recorded during the year ended May 31, 2014.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

11.    Capital stock (continued):

(c)    Stock option plan (continued):

May 31, 2013
Expected option life	5.1 years
Risk-free interest rate	1.34%
Dividend yield	nil
Expected volatility	161.87%

Subsequent to May 31, 2014, on July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company.  Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant.  All 332,300 options were issued at an exercise price of $1.90 per share.

(d)    Warrants:

Changes in the number of warrants outstanding during the years ended May 31, 2014 and 2013 are as follows:
Issue (Expiry date)	Original granted	Exercise price per share	May 31, 2012	Granted (Expired)	May 31, 2013	Granted (Expired)	May 31, 2014

66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	‑	66,667	‑	66,667

291,594 units
(October 5, 2012)	291,594	USD $22.50	291,594	(291,594)	‑	‑	‑

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at May 31, 2014 and total $54,344 (May 31, 2013 - $10,524). Changes in fair value of the warrants for the year ended May 31, 2014 of $43,820 (2013 - ($24,459) and 2012 - $24,490) are recorded within finance expense.

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007.

The warrants expiring on December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)    Per share amounts

The weighted average number of common voting shares outstanding for the years ended May 31, 2014, 2013 and 2012 was 12,196,745, 12,196,508 and 11,745,854, respectively.   For the years ended May 31, 2014 and 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.  For the year ended May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

12.    Income taxes:

The Company recognized no income taxes in the consolidated statements of net (loss) income and comprehensive (loss) income, as it has been incurring losses since inception, excluding the gain on the settlement of debt during the year ended May 31, 2012, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

As at May 31, 2014 and 2013, deferred tax assets have not been recognized with respect to the following items:

	May 31, 2014	May 31, 2013
Non-capital loss carryforwards	$7,239,000	$6,961,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	13,000	34,000
Other	720,000	720,000
	$11,765,000	$11,508,000

        The reconciliation of the Canadian statutory rate to the income tax rate applied to the net (loss) income for the year to the income tax recovery is as follows:
	May 31, 2014	May 31, 2013	May 31, 2012
(Loss) income for the year:
Canadian	$(1,742,843)	$(1,196,746)	$(1,699,690)
Foreign	103,891	(1,377,558)	25,085,469
	(1,638,952)	(2,574,304)	23,385,779
Canadian federal and provincial income taxes at 27.00%
(2013 ‑ 27.00% and 2012 ‑ 27.00%)	443,000	695,000	(6,314,000)
Permanent differences and other items	(177,000)	(268,000)	(546,000)
Gain on settlement of debt	-	-	598,000
Foreign tax rate in foreign jurisdiction	(9,000)	(355,000)	6,097,000
Change in unrecognized deferred tax assets	(257,000)	(72,000)	165,000
	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

        At May 31, 2014, the Company has the following Canadian non-capital losses available for application in future years:
Expires in:
2026	$939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	1,081,244
2034	1,648,001
$16,159,029

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

12.    Income taxes (continued):

Scientific research and development tax credits of  $3,826,000 (2013 - $3,826,000 and 2012 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

At May 31, 2014, the Company has the following United States net operating losses available for application in future years:
Expires in:
2029	$753,376
2030	453,518
2032	114,612
$1,321,506

At May 31, 2014, the Company has the following Barbados losses available for application in future years:

Expires in:
2015	$9,724,344
2016	9,545,788
2017	25,277,368
2018	39,131,352
2019	7,232,910
2020	1,969,627
2021	100,869
2023	1,064,305
$94,046,563

13.   Revenue:

During the years ended May 31, 2014, 2013 and 2012, the Company earned revenues as follows:

	May 31, 2014	May 31, 2013	May 31, 2012
Sale of finished products - AGGRASTAT®	$5,050,761	$2,602,700	$2,881,378
Sale of unfinished products	-	-	1,915,433
	$5,050,761	$2,602,700	$4,796,811

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owned the rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko, AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the year ended May 31, 2012 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko was not significant.  On     July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result, the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

14.   Finance expense:

During the years ended May 31, 2014, 2013 and 2012, the Company incurred finance expense as follows:
	May 31, 2014	May 31, 2013	May 31, 2012
Interest on MIOP loan	$327,167	$396,653	$348,838
Interest on Birmingham long‑term debt	-	-	385,663
Change in fair value of royalty obligation	1,349,372	72,889	(217,973)
Change in fair value of warrant liability	43,821	(24,529)	24,490
Other interest and banking fees	88,668	21,412	12,716
	$1,809,028	$466,425	$553,734

During the years ended May 31, 2014, 2013 and 2012, the Company paid finance expense as follows:

	May 31, 2014	May 31, 2013	May 31, 2012
Interest paid on MIOP loan	$262,500	$262,500	$208,562
Other interest and banking fees paid	36,846	10,917	12,716
	$299,346	$273,417	$221,278

15. Commitments and contingencies:

(a)    Commitments:

                 As at May 31, 2014 and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed.
Purchase agreement commitments

Contractual obligations payment due by fiscal period ending May 31:
2015	$2,001,833
2016	382,000

$2,383,833

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,273,000 or US$2,096,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.  Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred until fiscal 2015 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000.  These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $182,620 is currently recorded within prepaid expenses in regards to this agreement.  For the year ended May 31, 2014, interest of $17,009 (2013 - nil and 2012 - nil) is recorded within finance expense relating to this agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

15. Commitments and contingencies (continued):

(a)    Commitments (continued):

On January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 16), under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

Contracts with contract research organizations ("CROs") are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

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

(c)    Royalties:

As a part of the Birmingham debt settlement described in note 9, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.  Royalties for the year ended May 31, 2014 total $201,131 in regards to the royalty obligation (2013 - $104,979 and 2012 - $99,965), with payments made in fiscal 2014 being $165,291 (2013 - $88,105 and 2012 - $84,784).

As part of the sale of unfinished product as described in note 13, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would have been obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.  On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)    Contingencies:

In the normal course of business, the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

16. Related party transactions:

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

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the years ended May 31:

	May 31, 2014	May 31, 2013	May 31, 2012
Salaries, fees and short-term benefits	$781,484	$472,623	$380,250
Share-based payments	-	79,190	182,713
	$781,484	$551,813	$562,963

The Company has $289,869 (May 31, 2013 - $213,569) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2014, $14,918 (2013 - $3,107 and 2012 - nil) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

Subsequent to May 31, 2014, on July 11, 2014 and as described in note 11(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors.  Of the amounts payable to the Company's Board of Directors as at May 31, 2014, $106,490 was included in these shares for debt agreements.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

(b)       Transactions with related parties

Directors and key management personnel control 19 percent of the voting shares of the Company as at May 31, 2014 (May 31, 2013 - 19 percent).

During the year ended May 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $190,000 (2013 - $190,000 and 2012 - $184,167) for business administration services, $30,500 (2013 - $32,500 and 2012 - $19,563) in rental costs and $33,735 (2013 - $26,125 and 2012 - $46,275) for commercial support services.  As described in note 15, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2014, the Company paid GVI CDS $125,583 (2013 - $134,696 and 2012 - $146,154) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended  May 31, 2014, the Company paid CanAm $229,732 (2013 - $467,763 and 2012 - $254,493) for research and development services.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

16. Related party transactions (continued):

(b)     Transactions with related parties (continued):

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2014, $36,904 (2013 - $7,366 and 2012 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As at May 31, 2014, included in accounts payable and accrued liabilities is $90,262 (May 31, 2013 - $106,216) payable to GVI, $148,461 (May 31, 2013 - $89,545) payable to GVI CDS and $373,956 (May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.  During the year ended May 31, 2014, the Company recorded a bonus of $286,849 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.  As at May 31, 2014, included in accounts payable and accrued liabilities is $286,849 (May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

Subsequent to May 31, 2014, on July 11, 2014 and as described in note 11(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer.  Of the amount payable to the Chief Executive Officer as at May 31, 2014, $286,849 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

17.    Expenses by nature:

Expenses incurred for the years ended May 31, 2014, 2013 and 2012 are as follows:

	May 31, 2014	May 31, 2013	May 31, 2012
Personnel expenses
Salaries, fees and short-term benefits	$1,584,724	$1,194,861	$1,141,944
Share-based payments	-	102,993	224,445
Salaries, fees and short‑term benefits	1,584,724	1,297,854	1,366,389
Amortization and derecognition	561,269	599,115	1,093,560
Research and development	401,311	1,374,391	538,076
Manufacturing	127,953	117,071	130,957
Inventory material costs	300,378	131,355	227,515
Write‑off of inventory	22,209	19,639	109,194
Medical affairs	136,996	60,831	38,971
Administration	618,022	302,723	291,175
Selling and logistics	780,748	619,211	516,872
Professional fees	352,734	167,025	474,786
	$4,886,344	$4,689,215	$4,787,495

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

18.     Financial instruments:

(a) Financial assets and liabilities:

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements:

	Carrying Amount May 31, 2014	Fair Value May 31, 2014	Carrying Amount May 31, 2013	Fair Value May 31, 2013

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	$371,350	$371,350	$144,417	$144,417
Current portion of long‑term debt	-	-	1,271,775	1,271,775
Long‑term debt	4,847,279	4,847,279	3,510,119	3,510,119
Royalty obligation	1,461,572	1,461,572	516,066	516,066
Other long‑term liability	152,778	152,778	167,261	167,261

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 (May 31, 2013 - $10,524) and the current portion of the royalty obligation (Level 3) of $317,006 (May 31, 2013 - $133,893).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt.  The royalty obligation and other long-term liability are carried at fair value (level 3).

IFRS 13 Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value.  The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•
Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

18.    Financial instruments (continued):

(a) Financial assets and liabilities (continued):

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$54,344	$317,006
Long‑term debt	-	4,847,279	-
Royalty obligation	-	-	1,461,572
Other long‑term liability	-	-	152,778

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 and the current portion of the royalty obligation (Level 3) of $317,006.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2013 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$10,524	$133,893
Current portion of long‑term debt	-	1,271,775	-
Long‑term debt	-	3,510,119	-
Royalty obligation	-	-	516,066
Other long‑term liability	-	-	167,261

Included in accounts payable and accrued liabilities at May 31, 2013 is the fair value of warrants denominated in a foreign currency (Level 2) of $10,524 and the current portion of the royalty obligation (Level 3) of $133,893.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.  If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded at May 31, 2014 would change by approximately $236,000.  If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by one percent, the royalty obligation liability recorded at May 31, 2014 would change by approximately $50,000.

Other long-term liability: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.  If the time frame when certain AGGRASTAT® sales targets are expected to be met were to change by one year, the other long-term liability recorded at May 31, 2014 would change by approximately $31,000.  If the discount rate used in calculating the fair value of the other long-term liability of 20% were to change by one percent, the other long-term liability recorded at May 31, 2014 would change by approximately $2,000.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

18.    Financial instruments (continued):

(a) Financial assets and liabilities (continued):

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.  During the years ended May 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD)	May 31, 2014	May 31, 2013
Cash and cash equivalents	$177,548	$115,830
Accounts receivable	856,716	407,589
Accounts payable and accrued liabilities	(1,357,685)	(1,189,421)
Royalty obligation	(1,348,065)	(497,749)
	$(1,671,486)	$(1,163,751)

Based on the above net exposures as at May 31, 2014, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding  increase or decrease on the Company's net (loss) income of approximately $84,000 (2013 - $58,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents, long-term debt and other long-term liability.

An increase or decrease in interest rates of one percent during the year ended May 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net (loss) income of approximately $2,000 (2013 - $6,000).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net (loss) income of approximately $52,000 (2013 - $51,000).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

18.     Financial instruments (continued):

(b) Risks arising from financial instruments and risk management:

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

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. The Company has historically had no impaired accounts receivable.  At May 31, 2014, approximately 10% of the outstanding accounts receivable were outside of the normal payment terms.  The Company has recorded no allowance for doubtful accounts as the Company believes these receivables are not impaired.

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

(c) Capital management:

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (note 2(c)) and to provide capital to pursue the development and commercialization of its products.  In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At this stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends.  Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2014.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

19. Determination of fair values:

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

(c) Warrant liability

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

(d) Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(e) Other long-term liability

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2014, 2013 and 2012

20. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2014, 100 percent of revenue from the sale of finished product was generated from sales of AGGRASTAT® in the United States, which was to six customers. Customer A accounted for 40 percent, Customer B accounted for 26 percent, Customer C accounted for 25 percent, Customer D accounted for eight percent and the remaining two customers accounted for one percent of revenue.  Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 13.

 Property and equipment and intangible assets are located in the following countries:

	May 31, 2014	May 31, 2013
Canada	$7,993	$6,057
Barbados	1,433,158	1,910,069
United States	12,688	16,178
	$1,453,839	$1,932,304

21. Subsequent event

Subsequent to May 31, 2014, on July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby they have acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years.  Specifically, Medicure and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC will be wholly owned operating subsidiaries.  The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore.  There was no cash outflow in connection with the acquisition of the minority interest in Apicore.

ITEM 19. EXHIBITS

Number	Exhibit

1	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Certificate of Amendment dated November 1, 2012 **
1.8	Bylaw No. 1A **

4	Material Contracts and Agreements:

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

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.27	Business and administration services agreement between Genesys Venture Inc. and the Company dated January 1, 2012.

4.28	Stock Option Plan approved November 30, 2012 **

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[12] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 27, 2013.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2014

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert Friesen
_____________________________________________
Albert D. Friesen, Ph.D.
Chairman, & CEO