Form 20-F
period 2014-12-31
MEDICURE INC
filed 2015-04-14
CIK 1133519

united states

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At December 31, 2014 the registrant had 12,209,907 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

2

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc.

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2014, the rate for Canadian dollars was US $1.1601 for CND $1.00. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 10, 2015 and all information included in this document should only be considered correct as of such date.

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

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward looking statements include, without limitation, statements regarding:

•	intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	intention to increase sales of AGGRASTAT®;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities, including but not limited to transdermal formulations of tirofiban or other pharmaceuticals;

•	intention to obtain regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	intention to identify, negotiate and complete business development transactions (eg. The sale, purchase, or license of pharmaceutical products or services);

•	expectations with respect to acquiring additional ownership of Apicore, and/or deriving any material benefit from the Company’s ownership of Apicore;

•	business strategy; and

•	intention with respect to dividends.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2014, May 31, 2014 and 2013 and for the fiscal years ended December 31, 2014, May 31, 2014, 2013 and 2012 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2012, 2011 and 2010 and for the fiscal years ended May 31, 2011 and 2010 was extracted from the audited financial statements of the Company not included in this Annual Report.

The information provided in the audited consolidated financial statements included in this Annual Report on Form 20-F is prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

During the preparation of the Company’s consolidated financial statements for the seven months ended December 31, 2014, the Company determined that the accounting for stock-based compensation pertaining to a consulting agreement signed during the year ended May 31, 2014 was interpreted incorrectly in accordance with IFRS 2 Share-Based Payments for the year ended May 31, 2014. As a result the May 31, 2014 information provided has been restated to include stock-based compensation expense relating to this consulting agreement.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares. All comparative figures have been adjusted retrospectively.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2014	May 31, 2014 Restated	May 31, 2013	May 31, 2012	May 31, 2011
(as at period end)	$	$	$	$	$
Current Assets	3,874,097	2,153,740	1,491,485	2,211,951	1,804,010
Property and
Equipment	33,161	20,681	22,235	30,745	46,942
Intangible Assets	1,096,946	1,433,158	1,910,069	2,500,928	3,298,286
Other Assets	1,556,315	-	-	-	-
Total Assets	6,560,519	3,607,579	3,423,789	4,723,624	5,149,238
Current Liabilities	4,377,498	3,022,904	3,557,024	1,378,288	32,078209
Non-current Liabilities	6,094,037	6,461,629	4,193,446	5,186,009	-
Total Liabilities	10,471,535	9,484,533	7,750,470	6,564,297	32,078,209
Net Assets /
(Deficiency)	(3,911,016)	(5,876,954)	(4,326,681)	(1,820,673)	(26,928,971)
Capital Stock and
Contributed Surplus	122,406,511	121,779,707	121,482,563	121,379,570	120,136,490
Accumulated Other Comprehensive
Income (Loss)	298,329	154,791	68,112	102,809	(376,630)
Deficit	(126,615,856)	(127,811,452)	(125,877,356)	(123,303,052)	(146,688,831)
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	5,264,395	5,050,761	2,602,700	4,796,811	3,628,274
Interest and Other
Income	38	41	152	775	473
Gain on Settlement
of Debt	-	-	-	23,931,807	-
Net Income (Loss) for
the Period	1,195,596	(1,934,096)	(2,574,304)	23,385,779	(1,634,774)
Comprehensive Income (Loss) for the
Period	1,339,134	(1,647,417)	(2,609,001)	23,865,218	(2,011,404)
Income (Loss)
Per Share
Basic	0.10	(0.16)	(0.21)	1.99	(0.19)
Diluted	0.09	(0.16)	(0.21)	1.99	(0.19)
Weighted-Average Number of
Common Shares
Outstanding
Basic	12,204,827	12,196,745	12,196,508	11,745,854	8,687,170
Diluted	13,843,126	12,196,745	12,196,508	11,752,521	8,687,170

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 9, 2015, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.2580. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011

Period End	1.1601	1.0842	1.0368	1.0349	0.9688
Average for the Period*	1.1083	1.0638	1.0043	0.9983	1.0074
High for the Period	1.1536	1.1279	1.0275	1.0604	1.0660
Low for the Period	1.0740	1.0137	0.9785	0.9449	0.9486

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
March 2015	1.2835	1.2407
February 2015	1.2635	1.2403
January 2015	1.2717	1.1728
December 2014	1.1643	1.1344
November 2014	1.1427	1.1236
October 2014	1.1289	1.1136
September 2014	1.0935	1.0821
August 2014	1.0985	1.0810
July 2014	1.0930	1.0620
June 2014	1.0963	1.0646

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

Going concern

The Company’s consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has accumulated a deficit of $126,615,856 as at December 31, 2014 and, until the seven months ended December 31, 2014, had experienced operating losses since incorporation. Additionally, the Company has a working capital deficiency of $503,401. The Company’s future operations are dependent upon its ability to maintain growth in sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments. If the Company is unable to maintain growth in sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

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

Prior to the acquisition of AGGRASTAT®, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. Although the Company has improved, and is working to further improve, profitability, the Company may incur losses and may never achieve sustained profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

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

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will be directly related to its ability to develop a commercially viable drug product or products. This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities;
b)	obtaining Canadian and United States regulatory approvals to market any of its development products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given that it has no experience in large scale manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services) with third parties;
f)	the ability to maintain current or higher pricing and margins for the Company’s products;
g)	deriving material value from the Company’s interests in Apicore, which were acquired subsequent to May 31, 2014;
h)	the ability to successfully prosecute and defend its patents and other intellectual property; and
i)	the ability to successfully market the Company’s products including AGGRASTAT® given that it has limited resources.

If the Company does achieve sustained profitability, it may not be able to increase profitability in the future.

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

The Company’s failure to maintain or obtain necessary regulatory approvals to fully market its current and future development stage products in one or more significant markets may adversely affect its business, financial condition and results of operations. The process involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused entirely.

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

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in Canada, the United States and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

If the Company fails to acquire and develop additional product candidates or approved products, it will impair the Company’s ability to grow its business and to increase value for shareholders.

The Company generates product revenue only from AGGRASTAT®.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, significant indebtedness, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all.

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

Due to the fact that a material amount of the use of AGGRASTAT® is outside of the FDA approved indications contained within AGGRASTAT®’s prescribing information, the Company may be at a greater risk than would be the case if the product was almost exclusively used within the approved prescribing information.

AGGRASTAST competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs currently on the market, awaiting regulatory approval or in development, including other intravenously administered antiplatelet agents. AGGRASTAT® competes with, or may compete with in the future, these drugs to the extent AGGRASTAT® and any of these drugs are approved for the same or similar indications.

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Company) and Integrilin (eptifibatide) (sold by Merck & Co., Inc.). It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and it is anticipated that new injectable platelet inhibitors (eg. cangrelor, being developed by The Medicines Company, Inc.) may become available during fiscal 2015 that would also compete directly with AGGRASTAT®. In addition, some alternative methods of treatment, such as the use of Angiomax (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT®. These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.

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

The availability of generic treatment options may affect cost advantage of AGGRASTAT relative to the generic products.

AGGRASTAT is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market.  AGGRASTAT’s reduced cost relative to other products is one of the advantages being used by the Company to promote and increase sales of AGGRASTAT.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  There is a risk that new generic products will be introduced that compete with AGGRASTAT and that their low pricing would reduce AGGRASTAT’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company.

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

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party. Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. This work with the new contract manufacturing organization is still ongoing as part of efforts to establish the supplier as a new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on July 1, 2015. Although the Company is working to obtain an extension to this arrangement and the third party manufacturer has expressed a desire to provide such extension, there is risk that no such extension will be obtained or that it will be obtained under terms acceptable to the Company. In such an event, or if the Company so chooses, the Company may move to a new manufacturer of final product. Although the Company believes that the inventory of final product made by this manufacturer in calendar years 2014 and 2015 will be sufficient to fulfill commercial demand needs until a new final product manufacturer is established, this cannot be guaranteed.

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT® is terminated or interrupted, or if the Company and its subsidiaries are unable to establish new or maintain existing third party manufacturers, or to obtain regulatory approval for commercial use of product made by the new raw material manufacturer, or if the inventories of AGGRASTAT® currently held are contaminated or otherwise lost, and the Company is unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

If Apicore encounters unanticipated challenges during the next two years, the Company may be obligated to help fund the resolution of these matters through the purchase of shares of Apicore.

One aspect of the Apicore Transaction announced on July 3, 2014, is that Medicure has a contractual obligation to help fund the resolution of certain specified damages if they are encountered before July 3, 2016. The specified mechanism for Medicure to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified price per share, with such price being a discount to the price paid by Signet Healthcare for its investment in Apicore pursuant to the Apicore Transaction. This equity purchase obligation is capped, not to exceed US $5 million, and if such an equity purchase is made, it would result in a pro-rata reduction in the cost of Medicure acquiring full ownership of Apicore, should Medicure so desire to proceed as contemplated in the Apicore Transaction.

Although the occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, there is a risk that it will be required, and that the specified purchase price would be above the then relevant valuation of Apicore. Moreover, Medicure may not have the available cash resources to fulfill such an obligation, and may be required to conduct its own equity financing, redirect finances away from other Company activities, or conduct some other financing activity that would otherwise not have been necessary. In these and other ways, the equity purchase obligation may have a material negative impact on the Company.

The Company’s ownership in Apicore, which was acquired under the Apicore Transaction announced on July 3, 2014, may never bring material benefit to the Company.

The business of Apicore is that of a manufacturer of active pharmaceutical ingredients and the development of abbreviated new drug applications. Although it is part of the same, overall pharmaceutical industry in which the Company is engaged, Apicore’s specific sector and field of business faces its own unique set of risks and uncertainties, which include, but are not limited to, an intensely competitive environment, strict and changing government and FDA regulations on drug manufacturers, litigation risks associated with the manufacture of drugs for human use, high fixed costs of operations, and many of the other risks outlined in more detail herein. Because the Company is only a minority (<10%) owner of Apicore and the value such ownership interest is not a primary asset of the Company, this Form 20F does not attempt to identify all of the risks and uncertainties of Apicore. However, it is important for the Company’s investors and shareholders to understand that (i) the value of the Company’s ownership in Apicore and, (ii) the value of the Company’s option to purchase full ownership of Apicore, are each subject to, and could be materially impaired by, a number of other risks and uncertainties not described in this Form 20F.

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

The sale and use of the Company’s commercial and development products, and the conduct of clinical studies involving human subjects, entails product and professional liability risks that are inherent in the testing, production, marketing and sale of new drugs to humans. While the Company has taken, and intends to continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance for clinical trials, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall for a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly interfere with the Company’s business.

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

The Company may not achieve its projected development and commercial goals in the time frames it announces and expects.

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

The Company has limited financial resources and has historically financed much of its operations through the sale of securities, primarily common shares. The Company has significant on-going cash expenses and limited ability to generate cash from operations. To meet its on-going cash needs the Company may need to rely on the taking on of additional debt and/or the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be significant and will depend on many factors, including continued scientific progress in its product discovery and development program, revenue, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, debt financing, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favourable terms, if at all. The Company’s ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as its business performance. Where additional financing is available, the Company may be required to obtain approval from the Company’s shareholders. Such approval may not be provided. The Company has not completed a financing through sale of its securities since calendar year 2007.

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

As of December 31, 2014, the Company had 12,209,907 common shares issued and outstanding. A further 1,720,253 common shares are issuable upon exercise of outstanding stock options and another 66,667 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at any time.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from June 1, 2014 to December 31, 2014, the high and low closing trading prices of the Company’s common shares were CDN$2.97 and CDN$1.62, respectively, with a total trading volume of 1,324,815 shares. Daily trading volume on the TSX of the Company’s common shares for the period from June 1, 2014 to December 31, 2014 has fluctuated, with a high of 52,849 shares and a low of nil shares, averaging approximately 9,264 shares per trading day.

The Company expects that the trading price of its common shares will continue to be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company, such as the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates of individual investors and/or by securities analysts;

•	new or existing products or generic equivalents to products or services or technological innovations by the Company or its competitors;

•	comments or opinions by securities analysts or major shareholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	results of, and developments in, the Company’s research and development efforts, including results and adequacy of, and developments in, its clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	sales of the Company’s common shares, including by holders of the notes on conversion or repayment by the Company in common shares;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding the Company’s patents or other intellectual property or that of its competitors.

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

Company does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2014, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending December 31, 2015. (See more detailed discussion in Item 10E – Taxation) However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending December 31, 2015, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending December 31, 2015 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

The Company’s classification as a PFIC could have significant and adverse tax consequences for United States holders of its common shares.

The Company no longer has a shareholder rights plan

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

In calendar year 2014, as a part of its effort to expand sales of AGGRASTAT®, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT®, and related to General and Administrative costs of the Company. In 2015, the Company plans to further expand total employment and otherwise increase expenses.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.

If the Company is unable to maintain sales of AGGRASTAT®, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. This work with the new contract manufacturing organization is still ongoing as part of efforts to establish the supplier as a new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on July 1, 2015. Although the Company is working to obtain an extension to this arrangement and the third party manufacturer has expressed a desire to provide such extension, there is risk that no such extension will be obtained or that it will be obtained under terms acceptable to the Company. Accordingly, the Company may be required to find a new manufacturer of final product. Although the Company believes that the inventory of final product made by its existing manufacturer in calendar years 2014 and 2015 will be sufficient to fulfill commercial demand needs until a new final product manufacturer is established, this cannot be guaranteed.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only and principal repayments will begin on August 1, 2015 and the loan matures on July 1, 2018.

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby they have acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years. Specifically, Medicure and Medicure USA acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energies and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

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

The Company’s research and development program is primarily focused on developing and implementing new regulatory, brand and life cycle management strategy for AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders. The Company also continues to explore certain other product development opportunities and is actively seeking to acquire and/or license additional approved products.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT® focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT® sales and upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $280 million (2014) glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

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

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments. If the Company is unable to maintain sales, develop and/or acquire new products, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energies and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

Recent Developments

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

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

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

•	Change in Fiscal Year End

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end to December 31. The change will result in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year will end on December 31, 2015. This change in year end from May 31 to December 31 is being made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V.

•	Shares for Debt Settlement

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

•	Issuance of Stock Options

Subsequent to December 31, 2014, on March 27, 2015, the Companygranted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company's Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS), including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the seven months ended December 31, 2014 increased by 143% over the net revenue for the seven months ended December 31, 2013. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the priior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

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

The primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen, as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

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

The first patient was enrolled in June 2012. As of April 10, 2015 the study was approximately two-thirds (67%) through to completion of enrollment. The Principal Investigator for the study is Steven V. Manoukian, MD (Nashville, TN).  The AGGRASTAT® dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

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

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®®	Acute Cardiology	Approved – Additional studies underway

TARDOXALTM	TD/Neurological indications	Phase IIa – enrollment complete, preliminary analysis complete

Transdermal AGGRASTAT®	Acute Cardiology	Preclinical– formulation development underway

The Company intends to further develop TARDOXALTM, either independently or through a license or development partnership agreement with a larger pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization. No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue. No binding term sheet or formal agreement has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

Transdermal AGGRASTAT®: The Company has invested a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban. The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

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

Other Products: Through a modest but ongoing research and development investment, the Company is also exploring other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue. No binding term sheet or formal agreement has been entered into by the Company as of the date hereof.

As at December 31, 2014, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

AGGRASTAT® competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots). More specifically, AGGRASTAT® is an antiplatelet drug which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (AGGRASTAT®). All three are proprietary drugs that do not have generic equivalents, however generic eptifibatide is expected to be introduced in June or July 2015. Of the two directly competing agents, AGGRASTAT® is most closely comparable to eptifibatide (Integrilin) as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development. However, the choice and use of AGGRASTAT® may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®). The potential launch of the injectable antiplatelet agent, cangrelor, by The Medicines Company, in 2015 would be expected to have some impact on the use and sale of glycoprotein IIb/IIIa inhibitors, including AGGRASTAT®. The potential launch of generic versions of eptifibatide (Integrilin) in 2015 may impact the utilization of AGGRASTAT®. Any future launch of generic version of AGGRASTAT® nd/or of other competitive drugs may also be expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and growing AGGRASTAT® sales in the United States.

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT® is one of three agents, is approximately $280 million per year (2014). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®.

As stated previously, the Company’s primary ongoing Research and Development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen, as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

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

The recently initiated SAVI-PCI trial is intended to generate additional clinical data related to use of AGGRASTAT® which may in the future help support future investments in the Product. The SAVI-PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, the Company’s limited financial resources may limit the Company’s ability to fully realize the Product’s revenue potential. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

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

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other investments.

•	The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of TARDOXALTM. Similar partnerships may be required forother products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

•	Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energies and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2014, the Company had use of 11 offices.

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

Critical Accounting Policies and Estimates

Going concern

The Company’s consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has accumulated a deficit of $126,615,856 as at December 31, 2014 and, until the seven months ended December 31, 2014, had experienced operating losses since incorporation. Additionally, the Company has a working capital deficiency of $503,401. The Company’s future operations are dependent upon its ability to maintain growth in sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments. If the Company is unable to maintain growth in sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the notes the financial statements. Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns, chargebacks and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, valuation of investment in Apicore, valuation of long-term derivative, the assumptions and model used to estimate the value of share-based payment transactions and the measurement of the amount and assessment of the recoverability of income tax assets.

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

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

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

Provision for returns and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

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

For share-based payment arrangements with non-employees, the expense is taken over the service period until the options vest. Once the options vest, services are deemed to have been received.

For the seven months ended December 31, 2014, the Company recorded $620,705 related to stock-based compensation (year ended May 31, 2014 - $295,144 (restated)).

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

Seven Months Ended December 31, 2014 Compared to the Seven Months Ended December 31, 2013

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end to December 31. The change will result in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year will end on December 31, 2015. This change in year end from May 31 to December 31 is being made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V. As a result of this change in year end, it is important to note that the comparable period, being the seven months ended December 31, 2014 is unaudited.

Net product sales for seven months ended December 31, 2014 were $5,264,000, compared to $2,165,000 in the comparable period in 2013. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the seven months ended December 31, 2014 increased by 143% over the net revenue for the seven months ended December 31, 2013. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold, excluding amortization, for the seven months ended December 31, 2014 were $269,000 compared to $148,000 for the comparable period in the prior year. For the seven months ended December 31, 2014, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2013.

Amortization of AGGRASTAT® intangible assets increased for the seven months ended December 31, 2014 to $332,000, when compared to $299,000 for the comparable period in the prior year. The increase is as a result of fluctuations in foreign exchange rates causing the amortization expense to be higher during the seven months ended December 31, 2014 as the asset is owned by a subsidiary whose functional currency is the US dollar.

Total selling, general, and administrative expenditures for the seven months ended December 31, 2014 were $3,231,000, compared to $1,807,000 for the comparable period in the prior year. Selling, general, and administrative expenditures related to AGGRASTAT® were $1,711,000 for the seven months ended December 31, 2014, compared to $1,031,000 for the comparable period in the prior year. Selling, general, and administrative expenditures – Other were $1520,000 for the seven months ended December 31, 2014, compared to $776,000 the comparable period in the prior year. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the seven months ended December 31, 2014 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT®; and

•	Increased travel costs associated with the sale of AGGRASTAT®.

Selling, general and administrative expenditures – Other increased during the seven months ended December 31, 2014 as compared to same period in the prior year mainly due to:

•	Increased business development costs, some of which were associated with the Apicore transaction that closed on July 3, 2014.

•	Higher stock-based compensation expenses, which totaled $620,705 during the seven months ended December 31, 2014 as a result of stock options issued during the period, which were granted on July 7, 2014. No stock options were issued and no stock-based compensation expense was recorded during the seven months ended December 31, 2013.

Net research and development expenditures for the seven months ended December 2014 were $783,000, compared to $473,000 for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the seven months ended December 31, 2014 as compared to the same period in the prior year is due to increased costs from the Company’s clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI), in addition to an increase in the Company’s transdermal research program.

Generally, included in research and development expenses are charges related to impairment of the Company’s intangibles assets, however there were no impairments recorded in either period. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

During the seven months ended December 31, 2014, the Company recognized $1,385,000 of income pertaining to investment structuring services resulting from its acquisition of a minority interest in a pharmaceutical manufacturing business known as Apicore. The Company’s equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totalled $167,672.

Finance expense for seven months ended December 31, 2014 was $730,000, compared to $394,000 in the comparable period in the prior year. The increase in finance expense for the seven ended December 31, 2014 as compared to the prior fiscal year is due to higher accretion on the Company’s royalty obligation resulting from higher revenue estimates as a result of the October 2013 label change. The royalty obligation arose out of the previous debt settlement.

The net foreign exchange loss for the seven months ended December 31, 2014 was $28,000, compared to a net foreign exchange loss of $5,000 for the comparable period in the prior year. The change is due to higher fluctuations in the Canadian dollar versus the US dollar experienced during the seven months ended December 31, 2014 compared to the seven months ended December 31, 2013.

For the seven months ended December 31, 2014, the Company recorded consolidated net income of $1,196,000 or $0.10 per share compared to a loss of $960,000 or $0.08 per share for the seven months ended December 31, 2013. As discussed above the main factors contributing to the increase in the net income were the income resulting from investment structuring services relating to the acquisition of a minority interest in Apicore and the increased revenues experienced during the seven months ended December 31, 2014 when compared to the comparable period in the prior year. These were partially offset by increases in selling, general and administration expenses and finance expense.

For the seven months ended December 31, 2014, the Company recorded total comprehensive income of $1,339,000 compared to a total comprehensive loss of $887,000 for the seven months ended December 31, 2013. The change in comprehensive income results from the factors described above.

The weighted average number of common shares outstanding used to calculate basic loss per share was 12,204,827 for the seven months ended December 31, 2014 and 12,196,508 for the seven months ended December 31, 2013.

The weighted average number of common shares outstanding used to calculate diluted loss per share was 13,843,126 for the seven months ended December 31, 2014 and 12,196,508 for the seven months ended December 31, 2013.

Year Ended May 31, 2014 Compared to the Year Ended May 31, 2013

During the preparation of the Company’s consolidated financial statements for the seven months ended December 31, 2014, the Company determined that the accounting for stock-based compensation pertaining to a consulting agreement signed during the year ended May 31, 2014 was interpreted incorrectly in accordance with IFRS 2 Share-Based Payments for the year ended May 31, 2014. As a result the May 31, 2014 information provided has been restated to include stock-based compensation expense relating to this consulting agreement.

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

Total selling, general, and administrative expenditures for fiscal 2014 were $3,625,000, compared to $2,323,000 in fiscal 2013. Selling, general, and administrative expenditures related to AGGRASTAT® were $1,626,000 in fiscal 2014, compared to $1,331,000 in fiscal 2013. Selling, general, and administrative expenditures – Other were $1,999,000 in fiscal 2014, compared to $992,000 in fiscal 2013. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

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

Selling, general and administrative expenditures – Other increased during the year ended May 31, 2014 as compared to same period in the prior year mainly due to:

•	Increased business development costs, some of which were associated with the Apicore transaction that closed on July 3, 2014.

•	Higher salaries and benefits due to $286,849 of bonuses declared to the Company’s Chief Executive Officer. The Chief Executive Officer agreed on July 11, 2014 to receive these bonuses in the form of common shares when the Company and Chief Executive Officer entered into a shares for debt agreement. To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of the shares.

•	Stock-based compensation of $295,144 pertaining to stock-based compensation for a consultant whom the Company signed a consulting agreement with during the year ended May 31, 2014

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

For the year ended May 31, 2014, the Company recorded a consolidated net loss of $1,934,000 or $0.16 per share compared to $2,574,000 or $0.21 per share for the year ended May 31, 2013. As discussed above the main factors contributing to the decrease in net loss were the increased revenues and decreased research and development expenses experienced during the year ended May 31, 2014 when compared to the previous year. These were partially offset by increases in selling, general and administration expenses and finance expense.

For the year ended May 31, 2014, the Company recorded a total comprehensive loss of $1,847,000 compared to $2,609,000 for the year ended May 31, 2013. The change in comprehensive loss results from the factors described above.

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

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt. If the Company is unable to maintain sales or raise additional capital, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Cash from operating activities for the seven months ended December 31, 2014 increased $382,000 to $276,000 compared to cash used in operating activities of $106,000 for the comparable period in the prior year primarily due to higher net income, primarily from increased revenues, partially offset by higher accounts receivable balances as at December 31, 2014.

Investing activities for the seven months ended December 31, 2014 were cash used totaling $23,000 relating to the acquisition of patents and property and equipment compared to $6,000 relating to the acquisition of property and equipment for the seven months ended December 31, 2013.

Financing activities for the seven ended December 31, 2014 included $6,000 received upon the exercise of stock options during fiscal this period. There was no cash from or used in financing activities during the seven ended December 31, 2013.

As at December 31, 2014, the Company had cash totaling $493,869 compared to $234,297 as of May 31, 2014. As at December 31, 2014, the Company had a working capital deficit of $503,000 compared to $739,000 at May 31, 2014. The decrease in the working capital deficit between the two periods is as a result of a lower net loss resulting from increased revenues and inventory purchasing during the seven months ended December 31, 2014, partially offset Company’s long-term debt becoming due starting in August of 2015 resulting in a current portion of the debt recorded on the Statement of Financial Position as at December 31, 2014.

The Company has long-term debt at December 31, 2014 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 9 of the Company's consolidated financial statements for the seven months ended December 31, 2014. Interest is accrued based on an annual effective interest rate of seven percent. The minimum annual debt obligations are disclosed under Contractual Obligations.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. This strategy includes, but is not limited to, the sNDA submission to the FDA for a revised label as approved by the FDA on October 22, 2013, the potential for an additional sNDA submission to the FDA for further revisions to the product label, the ongoing SAVI-PCI study and the transdermal tirofiban program. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (“TD”). A modest amount of capital is expected to be used in 2015 as the Company advances development, based in part on preliminary results from the Phase II clinical study of TARDOXALTM, entitled TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD).

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next 3 years. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® That being said, the Company is also seeking to derive material benefit for shareholders through the increase in value of the Company’s minority position in Apicore and through the potential realization of value through the exercise of the Company’s option to acquire all of the remaining issued shares of Apicore within the next 3 years at a predetermined price. As such, a modest amount of the Company’s energies and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

For further information on the Company’s research and development activity see Item 4B – Business Overview.

The Company intends to develop TARDOXALTM independently and/or through a license or development partnership for with a larger pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has evaluated and continues to evaluate the acquisition or license of other approved, commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Company-sponsored research and development net expenditures for seven months ended December 31, 2014 were $783,000 (year ended May 31, 2014 - $689,000, year ended May 31, 2013 - $1,700,000 and year ended May 31, 2012 - $1,044,000).

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

Although the Company is no longer developing MC-1, the Company does have a royalty bearing agreement with its subsidiary in regards to this discontinued development program. On June 1, 2000 the Company entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for MC-1, except for Canada, to its wholly owned subsidiary, Medicure International, Inc. As consideration for the grant of the license, Medicure International, Inc. agreed to pay the Company a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of MC-1 (if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on MC-1, or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of MC-1 in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.

Medicure International, Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 to perform research and development of MC-1 and other compounds at cost, plus a reasonable mark-up not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The term of the CanAm development agreement is to expire on the completion of all research and development activities by CanAm and the written acknowledgment by CanAm and Medicure International, Inc. that no further research projects will be undertaken. CanAm continues to perform work on AGGRASTAT®, TARDOXALTM and other projects under this agreement, however there is no ongoing research activity related to MC-1.

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

D. Trend Information

Net product sales for seven months ended December 31, 2014 were $5,264,000, compared to $2,165,000 in the comparable period in 2013. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the seven months ended December 31, 2014 increased by 143% over the net revenue for the seven months ended December 31, 2013. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

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

E. Off-balance Sheet Arrangements

As of December 31, 2014 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2014:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2015	2016	2017	2018	2019	Thereafter
Accounts Payable and Accrued Liabilities	$3,700	$3,700	$-	$-	$-	$-	$-
Long-term debt obligations [1]	5,558	951	1,853	1,765	989	-	-
Purchase Agreement commitments [2]	1,513	1,513	-	-	-	-	-
Management services agreement commitments [3]	215	215	-	-	-	-	-
Total	$10,986	$6,379	$1,853	$1,765	$989	$-	$-

1.	Long-term debt obligations reflect the principal and interest payments under the debt financing agreement. The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and originally matured on July 1, 2016. The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

2.	The Company has entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $1,513,000 or US$1,305,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred throughout calendar 2014 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $549,297 is currently recorded within prepaid expenses in regards to this agreement. For the seven months ended December 31, 2014, interest of $18,738 (year ended May 31, 2014 - $17,009, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) is recorded within finance expense relating to this agreement.

3.	Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company was committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with a flexible lease of an additional $500 per month for each office space it requests and is given access to by GVI. The agreement is for a one year term and shall be automatically renewed for a succeeding term of one year if not terminated by the Company at least 90 days prior to expiry. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The agreement was renewed for calendar 2013 and 2014. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year.

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

As part of the sale of unfinished product as described in note 14 to the consolidated financial statements, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales. The option to obtain the data expired without the Company exercising its rights thereunder. As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to the University of Manitoba based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable and, given the fact that these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid. Such royalty does not apply to the sale of TARDOXALTM.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the seven months ended December 31, 2014, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $23,535 in fees paid or payable to Board members for attendance at meetings between June 1, 2014 and December 31, 2014 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid $2,917 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007 and July 18, 2011. For the seven months ended December 31, 2014, the Company recorded A.D. Friesen Enterprises Ltd., $108,500 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the seven months ended December 31, 2014, a bonus of $58,904 was accrued to Dr. Friesen.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $102,500 payable in equal semi-monthly instalments for the seven months ended December 31, 2014.

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

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $10,127 (year ended December 31, 2014 - $14,918) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. As at December 31, 2014, the Company has $336,766 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 106,490 of its common shares at a deemed price of $1.98 per common share to satisfy $210,850 of outstanding amounts owing to the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares at a deemed price of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, four of whom were elected at the Company’s annual general meeting of the shareholders held on November 4, 2014. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or with the provisions of the Canada Business Corporations Act.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the seven months ended December 31, 2014, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 18 employees. During the seven months ended December 31, 2014, the Company has increased its total employment and plans to continue to increase total employment during 2015.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2014.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1) (2)	2,303,547	(1)	18.75%
Common shares	Dr. Arnold Naimark (3)	Nil		Nil
Common shares	Gerald P. McDole (2)	667		0.005%
Common shares	Peter Quick (3)	Nil		Nil
Common shares	Brent Fawkes (2)	1,200		Nil
Common shares	James Kinley	2,100		0.01%
Common shares	Dawson Reimer	23,315		0.18%

(1)	Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the General Partner of the Fund.

(2)	On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

(3)	Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

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

The number of Common Shares allocated to the Plan, the exercise period for the options, and the vesting provisions for the options will be determined by the board of directors of the Company from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any stock options outstanding, will not exceed 20% of the issued and outstanding Common Shares at the date of adoption of the Plan. The Plan was adopted by the shareholders of the Company on November 4, 2014.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2014. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	10,000	$24.75	December 6, 2015
	10,000	$24.45	October 14, 2016
	414,000	$1.50	July 18, 2021
	75,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
Dr. Arnold Naimark	2,333	$24.75	December 6, 2015
	7,333	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
Gerald P. McDole	5,000	$24.75	December 6, 2015
	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
Peter Quick	6,667	$24.75	December 6, 2015
	3,333	$23.10	January 16, 2017
	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
Brent Fawkes	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
James Kinley	45,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
Dawson Reimer	4,333	$24.75	December 6, 2015
	6,667	$24.45	October 14, 2016
	6,667	$0.45	November 10, 2018
	266,667	$1.50	July 18, 2021
	56,000	$0.30	May 10, 2023
	5,600	$1.90	July 7, 2024

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

Subsequent to December 31, 2014, on March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2014, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen	2,303,547 (1)(2)	18.87%
	Winnipeg, Manitoba
Common shares	Elliot International Capital Advisors	2,176,003	17.82%
Common shares	Dr. Lars Hoie	1,334,549	10.93%
	London, England

Notes:

(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.

(2)	On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

As of December 31, 2014 there were approximately 6,500 shareholders of record worldwide. As of this date there were approximately 1,600 shareholders of record in the United States holding a total of 3,450,000 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2014, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,330,829 (or 19.09% of common shares).

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

During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

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

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year.

During the seven months ended December 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $115,000 (year ended May 31, 2014 - $190,000, year ended May 31, 2013 - $190,000 and year ended May 31, 2012 - $184,167) for business administration services, $36,500 (year ended May 31, 2014 - $30,500, year ended May 31, 2013 - $32,500 and year ended May 31, 2012 - $19,563) in rental costs and $25,115 (year ended May 31, 2014 - $33,735, year ended May 31, 2013 - $26,125 and year ended May 31, 2012 - $46,275) for commercial support services. As described in note 16, the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

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

During the seven months ended December 31, 2014, the Company paid GVI CDS $56,904 (year ended May 31, 2014 - $125,583, year ended May 31, 2013 - $134,696 and year ended May 31, 2012 - $146,154) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the seven months ended December 31, 2014, the Company paid CanAm $233,938 (year ended May 31, 2014 - $229,732, year ended May 31, 2013 - $467,763 and year ended May 31, 2012 - $254,493) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $18,082 (year ended May 31, 2014 - $36,904, year ended May 31, 2013 - $7,366 and year ended May 31, 2012 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2014, included in accounts payable and accrued liabilities is $120,962 (May 31, 2014 - $90,262 and May 31, 2013 - $106,216) payable to GVI, $145,100 (May 31, 2014 - $148,461 and May 31, 2013 - $89,545) payable to GVI CDS and $247,752 (May 31, 2014 - $373,956 and May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 (year ended May 31, 2014 - $286,849, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2014, included in accounts payable and accrued liabilities is $345,753 (May 31, 2014 - $286,849 and May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued subsequent to December 31, 2014 on January 9, 2015..

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company for the seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

	TSX/NEX/	TSX/NEX/
	TSX-V	TSX-V
	High ($)	Low ($)
Fiscal Quarter Ended

Period from
December 1, 2014 to	2.51	1.95
December 31, 2014
November 30, 2014	2.91	1.58
August 31, 2014	2.97	1.62
May 31, 2014	3.15	0.35
February 28, 2014	0.70	0.20
November 1, 2013	0.53	0.14
August 31, 2013	0.28	0.10
May 31, 2013	0.45	0.20
February 29, 2013	0.67	0.23
Period from
November 2, 2012 to
November 30, 2012	0.64	0.38	*
Period from
September 1, 2012 to
November 1, 2012	0.045	0.03	*
August 31, 2012	0.04	0.025
May 31, 2012	0.045	0.025
February 29, 2012	0.045	0.015
November 30, 2011	0.035	0.02
August 31, 2011	0.06	0.015

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

As discussed below, the Company does not believe that it was a “passive foreign investment Company” for the taxable year ended May 31, 2014, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending December 31, 2014. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending May 31, 2014, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending May 31, 2014 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

An increase or decrease in interest rates of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $4,000 (year ended May 31, 2014 - $2,000 and year ended May 31, 2013 - $6,000). An increase in the crown company borrowing rate of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $52,000 (year ended May 31, 2014 - $52,000 and year ended May 31, 2013 - $51,000).

FOREIGN EXCHANGE RISK

The parent of the Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the seven months ended December 31, 2014, it is estimated that approximately 85% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for the seven months ended December 31, 2014 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2014, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2014 due to the following material weaknesses:

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2014, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. As at December 31, 2014, the Company had accrued $82,600 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2014	May 31, 2014
	$86,400	$86,400

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2014	May 31, 2014
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2014	May 31, 2014
	$-	$-

(d) All other fees	2014	May 31, 2014
	$-	$74,900

All other fees include due diligence work performed by Ernst & Young LLP.

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the seven months ended December 31, 2014, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

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

Seven months ended December 31, 2014

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

April 10, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2014, May 31, 2014 and May 31, 2013, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2014, May 31, 2014 and May 31, 2013, and its financial performance and its cash flows for the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matters

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced losses and has accumulated a deficit of $126,615,856 since incorporation and has a working capital deficiency of $503,401 as at December 31, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Without modifying our opinion, we draw attention to note 22 to the consolidated financial statements, which explains that certain comparative information for the year ended May 31, 2014 has been restated.

Other matters

The consolidated financial statements of Medicure Inc. for the year ended May 31, 2012 were audited by KPMG LLP who expressed an unqualified audit opinion on those consolidated financial statements on September 14, 2012.

Winnipeg, Canada
April 10, 2015	Chartered Accountants

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

Other matter

The consolidated statements of financial position as at December 31, 2014, May 31, 2014 and May 31, 2013, the consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for the seven-month period ended December 31, 2014 and the years ended May 31, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information, are audited by another auditor who expressed an unmodified opinion on April 10, 2015.

KPMG LLP

Chartered Accountants

September 14, 2012

Winnipeg, Canada

MEDICURE INC.

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

December 31, 2014, May 31, 2014 and 2013

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013

Assets
Current assets:
Cash		$493,869	$234,297	$126,615
Accounts receivable	4	1,637,676	947,602	432,616
Inventories	5	1,099,576	765,653	902,799
Prepaid expenses		642,976	206,188	29,455
Total current assets		3,874,097	2,153,740	1,491,485

Non-current assets:
Property and equipment	6	33,161	20,681	22,235
Intangible assets	7	1,096,946	1,433,158	1,910,069
Investment in Apicore	8	1,361,824	-	-
Long-term derivative	8	194,491	-	-
Total non-current assets		2,686,422	1,453,839	1,932,304
Total assets		$6,560,519	$3,607,579	$3,423,789

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$3,700,326	$3,000,609	$2,262,954
Accrued interest on long-term debt	9	22,295	22,295	22,295
Current portion of long-term debt	9	654,877	-	1,271,775
Total current liabilities		4,377,498	3,022,904	3,557,024

Non-current liabilities
Long-term debt	9	4,225,949	4,847,279	3,510,119
Royalty obligation	10	1,715,310	1,461,572	516,066
Other long-term liability	11	152,778	152,778	167,261
Total non-current liabilities		6,094,037	6,461,629	4,193,446
Total liabilities		10,471,535	9,484,533	7,750,470

Deficiency:
Share capital	12	117,045,763	117,036,672	117,033,258
Contributed surplus		5,360,748	4,743,035	4,449,305
Accumulated other comprehensive income		298,329	154,791	68,112
Deficit		(126,615,856)	(127,811,452)	(125,877,356)
Total deficiency		(3,911,016)	(5,876,954)	(4,326,681)

Going concern	2(c)
Commitments and contingencies	16
Subsequent events	12 & 17

Total liabilities and deficiency		$6,560,519	$3,607,579	$3,423,789

On behalf of the Board:
"Dr. Albert Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013	May 31, 2012

Revenue
Product sales, net	14	$5,264,395	$5,050,761	$2,602,700	$4,796,811

Cost of goods sold	5 & 7	600,574	868,122	665,896	1,069,279
Gross Profit		4,663,821	4,182,639	1,936,804	3,727,532

Expenses

Selling, general and administrative		3,231,392	3,624,695	2,322,840	2,673,725
Research and development		783,130	688,671	1,700,479	1,044,491
		4,014,522	4,313,366	4,023,319	3,718,216
Income (loss) before the undernoted		649,299	(130,727)	(2,086,515)	9,316

Other income:

Investment structuring services	8	(1,385,099)	-	-	-
Revaluation of Apicore purchase option	8	81,431	-	-	-
Gain on settlement of debt	10	-	-	-	(23,931,807)

Finance costs (income):
Finance income		(38)	(41)	(152)	(775)
Finance expense	15	729,695	1,809,028	466,425	553,734
Foreign exchange loss (gain), net		27,714	(5,618)	21,516	2,385
		757,371	1,803,369	487,789	555,344
Net income (loss)		$1,195,596	$(1,934,096)	$(2,574,304)	$23,385,779

Translation adjustment		143,538	86,679	(34,697)	479,439
Comprehensive income (loss)		$1,339,134	$(1,847,417)	$(2,609,001)	$23,865,218

Basic income (loss) per share		$0.10	$(0.16)	$(0.21)	$1.99
Diluted income (loss) per share		$0.09	$(0.16)	$(0.21)	$1.99
Weighted average number of common shares used in computing basic income (loss) per share		12,204,827	12,196,745	12,196,508	11,745,854
Weighted average number of common shares used in computing fully diluted income (loss) per share		13,843,126	12,196,745	12,196,508	11,752,521

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Changes in Deficiency

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total
Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)
Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779
Other comprehensive income for the year ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	1,018,635	-	-	-	1,018,635
Share-based payments	12(c)	-	224,445	-	-	224,445
Total transactions with owners		1,018,635	224,445	-	-	1,243,080
Balance, May 31, 2012		117,033,258	4,346,312	102,809	(123,303,052)	(1,820,673)

Net loss for the year ended May 31, 2013		-	-	-	(2,574,304)	(2,574,304)

Other comprehensive loss for the year ended May 31, 2013		-	-	(34,697)	-	(34,697)

Transactions with owners, recorded directly in equity
Share-based payments	12(c)	-	102,993	-	-	102,993
Total transactions with owners		-	102,993	-	-	102,993
Balance, May 31, 2013		117,033,258	4,449,305	68,112	(125,877,356)	(4,326,681)

Restated (note 22)

Net loss for the year ended May 31, 2014		-	-	-	(1,934,096)	(1,934,096)

Other comprehensive income for the year ended May 31, 2014		-	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	12(b)	3,414	(1,414)	-	-	2,000
Share-based payments	12(c)	-	295,144	-	-	295,144
Total transactions with owners		3,414	293,730	-	-	297,144
Balance, May 31, 2014		117,036,672	4,743,035	154,791	(127,811,452)	(5,876,954)
Net income for the seven months ended December 31, 2014		-	-	-	1,195,596	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	143,538	-	143,538
Transactions with owners, recorded directly in equity
Stock options exercised	12(b)	9,091	(2,992)	-	-	6,099
Share-based payments	12(c)	-	620,705	-	-	620,705
Total transactions with owners		9,091	617,713	-	-	626,804
Balance, December 31, 2014		$117,045,763	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013	May 31, 2012
Cash provided by (used in):
Operating activities:
Net income (loss) for the year		$1,195,596	$(1,934,096)	$(2,574,304)	$23,385,779
Adjustments for:
Investment structuring services	8	(1,552,771)	-	-	-
Revaluation of long-term derivative	8	81,431	-	-	-
Gain on settlement of debt	10	-	-	-	(23,931,807)
Amortization of property and equipment	6	5,033	7,727	11,500	19,663
Amortization of intangible assets	7	428,116	553,542	525,482	857,887
Stock-based compensation	12(c)	620,705	295,144	102,993	224,445
(Write-up) down of inventory	5	(80,874)	22,209	19,639	109,194
Write-down of intangible assets	7	-	-	62,133	216,011
Finance expense	15	729,695	1,809,028	466,425	553,734
Difference between fair value of other long-term liability and funding received	11	-	(14,483)	(32,739)	-
Unrealized foreign exchange loss (gain)		(27,892)	5,303	(3,011)	(873)
Change in the following:
Accounts receivable		(690,074)	(514,986)	(12,419)	(54,707)
Inventories		(253,049)	114,937	(380,113)	(201,645)
Prepaid expenses		(436,788)	(176,733)	95,629	113,378
Accounts payable and accrued liabilities		639,535	407,925	889,829	(497,468)
Other long-term liability	11	-	-	200,000	-
Interest paid	15	(225,459)	(299,346)	(273,417)	(221,278)
Debt issuance costs	9	-	-	-	(70,240)
Royalties paid	10	(156,722)	(165,291)	(88,105)	(84,784)
Cash flows from (used in) operating activities		276,482	110,880	(990,478)	417,289
Investing activities:
Acquisition of property and equipment	6	(16,713)	(5,513)	(3,108)	(1,488)
Acquisition of intangible assets	7	(7,206)	-	(4,289)	(96,424)
Cash flows used in investing activities		(23,919)	(5,513)	(7,397)	(97,912)
Financing activities:
Exercise of stock options	12(c)	6,099	2,000	-	-
Share issuance costs	12(b)	-	-	-	(34,166)
Proceeds from long-term debt	9	-	-	-	5,000,000
Repayments of long-term debt	9	-	-	-	(4,750,000)
Debt settlement costs	9	-	-	-	(164,308)
Cash flows from financing activities		6,099	2,000	-	51,526
Foreign exchange gain on cash held in foreign currency		910	315	145	3,258
Increase (decrease) in cash		259,572	107,682	(997,730)	374,161
Cash, beginning of year		234,297	126,615	1,124,345	750,184
Cash, end of year		$493,869	$234,297	$126,615	$1,124,345

Supplementary information:
Non-cash Investing activities:
Investment structuring services	8	$1,552,771	$-	$-	$-
Non-cash financing activities:
Shares issued on debt settlement	10	$-	$-	$-	$646,801
Shares issued for guarantee on long-term debt	10	$-	$-	$-	$371,834

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

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

The Company adopted International Financial Reporting Interpretations Committee ("IFRIC") 21 and the Amendments to International Accounting Standard ("IAS") 32 and 39 on June 1, 2014. There was no material impact as a result of the adoption of these standards and amendments.

The consolidated financial statements were authorized for issue by the Board of Directors on April 10, 2015.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current period reflecting only seven months of operations and the comparative periods on these financial statements being for the twelve months ended May 31, 2014, 2013 and 2012.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

2.	Basis of preparation of financial statements (continued):

(c)	Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has accumulated a deficit of $126,615,856 as at December 31, 2014 and until the seven months ended December 31, 2014, had experienced operating losses since incorporation. Additionally, the Company has a working capital deficiency of $503,401. The Company’s future operations are dependent upon its ability to maintain growth in sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments. If the Company is unable to maintain growth in sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

2.	Basis of preparation of financial statements (continued):

(e)	Use of estimates and judgments (continued):

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 20(c): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure U.S.A. Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant inter-company transactions and balances have been eliminated.

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma, Inc and Medicure U.S.A. Inc. In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 10) and other factors, the focus of Medicure International Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(b) Foreign currency (continued):

(i) assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income (loss) in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the consolidated statements of net income (loss) and comprehensive income (loss), as part of the gain or loss on sale where applicable.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(c) Financial instruments (continued):

(ii) Financial liabilities (continued):

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

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

(d) Revenue recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and office equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(g) Intangible assets (continued):

(ii) Intangible assets (continued):

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

(iii) Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

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

(h) Investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a 6.09% (5.33% on a fully diluted basis) interest in a pharmaceutical manufacturing business as described in note 8. The acquisition was completed by Medicure Inc. and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently at amortized cost.

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(i) Impairment of financial assets

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

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(j) Impairment of non-financial assets:

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

(k) Employee benefits

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

For share-based payment arrangements with non-employees, the expense is taken over the service period until the options vest. Once the options vest, services are deemed to have been received.

(l) Finance income and finance costs

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(m) Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

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

(n) Earnings (loss) per share

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

(o) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the IFRIC that are not yet effective up to the date of issuance of the Company’s financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

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

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

IFRS 9, Financial Instruments: Classification and Measurement (continued):

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive (loss) income, with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively [for example, service revenue and contract modifications] and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative"). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statements disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company is currently evaluating the impact of the above amendments on its financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

4.	Accounts receivable:

	December 31, 2014	May 31, 2014	May 31, 2013

Trade accounts receivable	$1,606,473	$928,852	$422,588
Other accounts receivable	31,203	18,750	10,028
	$1,637,676	$947,602	$432,616

As at December 31, 2014, the trade accounts receivable consist of amounts owing from five customers which represent approximately 99% (May 31, 2014 - four customers and 98% and May 31, 2013 - four customers and 99%) of trade accounts receivable.

5.	Inventories:

	December 31, 2014	May 31, 2014	May 31, 2013

Unfinished product and packaging materials	$163,163	$152,488	$160,010
Finished product	936,413	613,165	742,789
	$1,099,576	$765,653	$902,799

During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written off. During the years ended May 31, 2014, 2013 and 2012, the Company wrote off inventories that had expired or were otherwise unusable of $22,209, $19,639 and $109,194, respectively. Inventories expensed as part of cost of goods sold during the seven months ended December 31, 2014 amounted to $349,901 (year ended May 31, 2014 - $300,378, year ended May 31, 2013 - $131,355 and year ended May 31, 2012 - $227,517).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

6.	Property and equipment:

	Computer	Furniture,
	and office	fixtures and
Cost	equipment	equipment	Total

Balance, May 31, 2012	$24,631	$132,006	$156,637
Additions	3,108	-	3,108
Effect of movements in exchange rates	-	430	430

Balance, May 31, 2013	27,739	132,436	160,175
Additions	5,513	-	5,513
Effect of movements in exchange rates	-	5,218	5,218

Balance, May 31, 2014	33,252	137,654	170,906

Additions	13,607	3,106	16,713
Effect of movements in exchange rates	-	8,357	8,357

Balance, December 31, 2014	$46,859	$149,117	$195,976

	Computer	Furniture,
	and office	fixtures and
Accumulated amortization	equipment	equipment	Total

Balance, May 31, 2012	$15,508	$110,384	$125,892
Amortization for the year	6,174	5,326	11,500
Effect of movements in exchange rates	-	548	548

Balance, May 31, 2013	21,682	116,258	137,940
Amortization for the year	3,577	4,150	7,727
Effect of movements in exchange rates	-	4,558	4,558

Balance, May 31, 2014	25,259	124,966	150,225

Amortization for the year	2,882	2,151	5,033
Effect of movements in exchange rates	-	7,557	7,557

Balance, December 31, 2014	$28,141	$134,674	$162,815

	Computer	Furniture,
	and office	fixtures and
Carrying amounts	equipment	equipment	Total

Balance, May 31, 2013	$6,057	$16,178	$22,235
Balance, May 31, 2014	$7,993	$12,688	$20,681
Balance, December 31, 2014	$18,718	$14,443	$33,161

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

7.	Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2012	$8,858,770	$1,635,965	$288,700	$10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	8,834,298	1,642,142	289,790	10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	9,238,151	1,717,216	303,038	11,258,405

Additions	7,206	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	788,696

Balance, December 31, 2014	$9,892,623	$1,837,431	$324,253	$12,054,307

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	List	Total

Balance, May 31, 2012	$6,979,051	$1,107,938	$195,518	$8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	7,406,600	1,232,126	217,435	8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	8,161,810	1,413,917	249,520	9,825,247

Amortization	340,076	74,834	13,206	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	703,998

Balance, December 31, 2014	$9,085,292	$1,591,259	$280,810	$10,957,361

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069
Balance, May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158
Balance, December 31, 2014	$807,331	$246,172	$43,443	$1,096,946

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

7.	Intangible assets (continued):

The Company has considered indicators of impairment as at December 31, 2014, May 31, 2014 and May 31, 2013. To December 31, 2014, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 (year ended May 31, 2014 - nil, year ended May 31, 2013 - $62,133 and year ended May 31, 2012 - $216,011) relating to patent applications no longer being pursued and patents being abandoned. The average remaining amortization period of the Company's intangible assets is approximately 1.8 years.

For the seven months ended December 31, 2014, amortization of intangible assets relating to AGGRASTAT® totaling $331,547 (year ended May 31, 2014 - 545,535, year ended May 31, 2013 - $514,902 and year ended May 31, 2012 - $845,869) is recognized in cost of goods sold and amortization of other intangible assets totaling $96,569 (year ended May 31, 2014 - $8,007, year ended May 31, 2013 - $10,580 and year ended May 31, 2012 - $12,018) is recognized in research and development expenses. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 (year ended May 31, 2014 - nil, year ended May 31, 2013 - $62,133 and year ended May 31, 2012 - $216,011). In the years ended May 31, 2013 and 2012, write-downs of intangible assets were recognized in research and development expense.

As described in note 9, certain intangible assets were pledged as security against long-term debt.

8.	Investment in Apicore:

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly-owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company has a contractual obligation to help fund the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the consolidated financial statements.

As at July 3, 2014, the Investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at December 31, 2014, the Investment in Apicore was recorded at $1,361,824. The increase in value is as a result of the translation of the foreign currency subsidiary for the portion of the investment in Apicore held by Medicure U.S.A. Inc. The difference of $84,975 is recorded as a translation adjustment through other comprehensive income in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014.

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at December 31, 2014, the option rights have a value of $194,491. The change in the value of the option rights is recorded in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014 as a revaluation of the Apicore purchase option.

As there was no cash consideration for the Investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totaled $167,672 as investment structuring services in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

9. Long-term debt:

	December 31, 2014	May 31, 2014	May 31, 2013

Manitoba Industrial Opportunities Program loan	$4,880,826	$4,847,279	$4,781,894
Current portion of long-term debt	(654,877)	-	(1,271,775)
	$4,225,949	$4,847,279	$3,510,119

Principal repayments to maturity by fiscal year are as follows:

2015	$694,444
2016	1,666,667
2017	1,666,667
2018	972,222
5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $351,067)	119,174
$4,880,826

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its existing long-term debt as described in note 10. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018. The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares (note 11)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at December 31, 2014, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the seven months ended December 31, 2014 was seven percent (year ended May 31, 2014 - seven percent, year ended May 31, 2013 - eight percent and year ended May 31, 2012 - seven percent).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

10. Royalty obligation

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 12)) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

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

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is recorded at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2014 of $2,189,054 (May 31, 2014 - $1,778,578 and May 31, 2013 - $649,959). The change in the royalty obligation for the seven months ended December 31, 2014 of $492,722 (year ended May 31, 2014 - $1,349,372, year ended May 31, 2013 - $72,689 and year ended May 31, 2012 - ($217,973)) is recorded within finance expense on the consolidated statements of net income (loss) and comprehensive income (loss). Royalties for the seven months ended December 31, 2014 total $210,576 in regards to the royalty obligation (year ended May 31, 2014 - $201,131, year ended May 31, 2013 - $104,979 and year ended May 31, 2012 - $99,965), with payments made during the seven months ended December 31, 2014 of $156,722 (year ended May 31, 2014 - $165,291, year ended May 31, 2013 - $88,105 and year ended May 31, 2012 - $84,784).

11. Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds were received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years and it is expected that this funding will be repaid during fiscal 2016 and 2017.

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The other long-term liability is recorded at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2014 of $152,778 (May 31, 2014 - $152,778 and May 31, 2013 - $167,261). The net change in the other long-term liability for the seven months ended December 31, 2014 of nil (year ended May 31, 2014 - $14,483, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) is recorded as a reduction to research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock:

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

  (b) Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635
Balance, May 31, 2012	12,196,508	$117,033,258
Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (12c)	3,333	3,414
Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (12c)	10,066	9,091
Balance, December 31, 2014	12,209,907	$117,045,763

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 10).

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 9).

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015..

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (c) Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. During the seven months ended December 31, 2014, the number of common shares reserved for issuance of stock options increased and is now limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On May 6, 2014, 3,333 stock options, with a value of $3,414, were exercised at a price of $0.60 for proceeds to the Company of $2,000.

On September 17, 2014, 10,066 stock options, with a value of $9,091 were exercised at prices of $0.60 per share (3,333 stock options), $1.50 per share (1,733 stock options) and $0.30 per share (5,000 stock options) for proceeds to the Company of $6,099.

On May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, at an exercise price of $0.30 per common share. The options vested immediately and expire after ten years.

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share and vested immediately.

Changes in the number of options outstanding during the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 are as follows:

	December 31, 2014			May 31, 2014
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	1,418,019	$2.15	1,421,352	$2.14
Granted	332,300	1.90	-	-
Exercised	(10,066)	(0.61)	(3,333)	(0.60)
Forfeited, cancelled or expired	(20,000)	(1.05)	-	-
Balance, end of year	1,720,253	$2.12	1,418,019	$2.15
Options exercisable, end of year	1,720,253	$2.12	1,418,019	$2.15

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (c) Stock option plan (continued):

		May 31, 2013		May 31, 2012
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	962,610	$3.04	154,810	$1.10
Granted	463,000	0.30	836,133	1.50
Forfeited, cancelled or expired	(4,258)	(4.68)	(28,333)	(1.35)
Balance, end of year	1,421,352	$2.14	962,610	$3.04
Options exercisable, end of year	1,421,352	$2.14	962,610	$3.04

Options outstanding at December 31, 2014 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30 - $1.00	498,332	7.94 years	$0.33	498,332
$1.01 - $5.00	1,139,967	6.36 years	$1.62	1,139,967
$10.01 - $20.00	31,587	2.88 years	$12.84	31,587
$20.01 - $25.20	50,367	1.32 years	$24.56	50,367
$0.30 - $25.20	1,720,253	6.61 years	$2.12	1,720,253

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the seven months ended December 31, 2014 is $620,705 (year ended May 31, 2014 - $295,144 (restated - note 22), year ended May 31, 2013 - $102,993 and year ended May 31, 2012 - $224,445). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

December 31, 2014

Expected option life	5.0 - 5.4 years
Risk-free interest rate	1.01% - 1.66%
Dividend yield	nil
Expected volatility	142.68% - 166.39%

Subsequent to December 31, 2014, on March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (d) Warrants:

Changes in the number of warrants outstanding during the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

			Exercise
Issue	Original		price	May 31,	Granted	May 31,	Granted December 31,
(Expiry date)	granted		per share	2013	(Expired)	2014	(Expired)	2014

66,667 units
(December 31, 2016)	66,667	USD $	18.90	66,667	-	66,667	-	66,667

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at December 31, 2014 and total $36,259 (May 31, 2014 - $54,344 and May 31, 2013 - $10,524). Changes in fair value of the warrants for the seven months ended December 31, 2014 of ($18,085) (year ended May 31, 2014 - $43,820, year ended May 31, 2013 - ($24,459) and year ended May 31, 2012 - $24,490) are recorded within finance expense.

The warrants were issued with a debt financing agreement in September 2007 and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

  (e) Per share amounts

The weighted average number of common voting shares outstanding for the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 was 12,204,827, 12,196,745, 12,196,508 and 11,745,854, respectively. For the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the years ended May 31, 2014 and 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive. For the year ended May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts.

13. Income taxes:

The Company recognized no income taxes in the consolidated statements of net income (loss) and comprehensive income (loss), as at the seven months ended December 31, 2014 as it is not probable that future taxable profits will be available against which the accumulated tax assets can be utilized.

As at December 31, 2014, May 31, 2014 and 2013, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2014	May 31, 2014	May 31, 2013

Deferred tax assets
Non-capital loss carryforwards	$6,920,000	$7,239,000	$6,961,000
Scientific Research and experimental development	3,793,000	3,793,000	3,793,000
Other	1,009,000	733,000	754,000
Deferred tax liability
Investment in Apicore	(66,000)	-	-
	11,656,000	11,765,000	11,508,000

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

13. Income taxes (continued):

The deferred tax liability as at December 31, 2014 was not recorded as there are sufficient temporary differences which are available to reverse in the same periods as the taxable temporary differences.

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 to the income tax recovery is as follows:

		May 31, 2014
		Restated
	December 31, 2014	(note 22)	May 31, 2013	May 31, 2012

Income (loss) for the year:
Canadian	$(283,456)	$(2,037,987)	$(1,196,746)	$(1,699,690)
Foreign	1,479,052	103,891	(1,377,558)	25,085,469
	1,195,596	(1,934,096)	(2,574,304)	23,385,779

Canadian federal and provincial income taxes at 27.00% (2014, 2013 and 2012 - 27.00%)	(323,000)	522,000	695,000	(6,314,000)
Permanent differences and other items	(170,000)	(256,000)	(268,000)	(546,000)
Gain on settlement of debt	-	-	-	598,000
Foreign tax rate in foreign jurisdiction	252,000	(9,000)	(355,000)	6,097,000
Change in unrecognized deferred tax assets	241,000	(257,000)	(72,000)	165,000
	$-	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5%) and the United States (38%) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc. and Medicure U.S.A. Inc.

At December 31, 2014, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2026	$939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,477,854
$15,835,757

Scientific research and development tax credits of $3,826,000 (May 31, 2014 - $3,826,000, May 31, 2013 - $3,826,000 and May 31, 2012 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

13. Income taxes (continued):

At December 31, 2014, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$471,466
2030	485,266
2032	122,635
2034	8,645
$1,088,012

At December 31, 2014, the Company has the following Barbados losses available for application in future years:

Expires in:
2016	8,404,282
2017	27,038,913
2018	41,858,363
2019	7,736,962
2020	2,106,888
2021	1,080,659
2023	1,138,475
$89,364,542

14. Revenue:

During the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012, the Company earned revenues as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Sale of finished products - AGGRASTAT®	$5,264,395	$5,050,761	$2,602,700	$2,881,378
Sale of unfinished products	-	-	-	1,915,433
	$5,264,395	$5,050,761	$2,602,700	$4,796,811

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

15. Finance expense:

During the seven months ended December 31. 2014 and the years ended May 31, 2014, 2013 and 2012, the Company incurred finance expense as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Interest on MIOP loan	$187,451	$327,167	$396,653	$348,838
Interest on Birmingham long-term debt	-	-	-	385,663
Change in fair value of royalty obligation	492,722	1,349,372	72,889	(217,973)
Change in fair value of warrant liability	(18,085)	43,821	(24,529)	24,490
Other interest and banking fees	67,607	88,668	21,412	12,716
	$729,695	$1,809,028	$466,425	$553,734

During the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012, the Company paid finance expense as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Interest paid on MIOP loan	$153,904	$262,500	$262,500	$208,562
Other interest and banking fees paid	71,555	36,846	10,917	12,716
	$225,459	$299,346	$273,417	$221,278

16. Commitments and contingencies:

  (a) Commitments:

As at December 31, 2014 and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

The aggregate manufacturing and supply agreement and business and administrations services agreement which is payable during fiscal 2015 is $1,728,000 and there are no contractual commitments beyond December 31, 2015.

The Company has entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $1,513,000 or US$1,305,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred throughout calendar 2014 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $549,297 is currently recorded within prepaid expenses in regards to this agreement. For the seven months ended December 31, 2014, interest of $18,738 (year ended May 31, 2014 - $17,009, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) is recorded within finance expense relating to this agreement.

On January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 17), under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012. The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods. Either party may terminate this agreement at any time after June 30, 2012 upon 90 days written notice. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

16. Commitments and contingencies (continued):

  (a) Commitments (continued):

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

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

  (c) Royalties:

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold. Royalties for the seven months ended December 31, 2014 total $210,576 in regards to the royalty obligation (year ended May 31, 2014 - $201,131, year ended May 31, 2013 - $104,979 and year ended May 31, 2012 - $99,965), with payments made during the seven months ended December 31, 2014 of $156,722 (year ended May 31, 2014 - $165,291, year ended May 31, 2013 - $88,105 and year ended May 31, 2012 - $84,784).

As part of the sale of unfinished product as described in note 14, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would have been obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales. On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder. As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

17.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and, beginning during the year ended May 31, 2013, the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012
Salaries, fees and short-term benefits	$366,015	$781,484	$472,623	$380,250
Share-based payments	73,424	-	79,190	182,713
	$439,439	$781,484	$551,813	$562,963

The Company has $336,766 (May 31, 2014 - $289,869 and May 31, 2013 - $213,569) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $10,127 (year ended May 31, 2014 - $14,918, year ended May 31, 2013 - $3,107 and year ended May 31, 2012 - nil) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

(b)	Transactions with related parties

Directors and key management personnel control 19% of the voting shares of the Company as at December 31, 2014 (May 31, 2014 - 19% and May 31, 2013 - 19%).

During the seven months ended December 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $115,000 (year ended May 31, 2014 - $190,000, year ended May 31, 2013 - $190,000 and year ended May 31, 2012 - $184,167) for business administration services, $36,500 (year ended May 31, 2014 - $30,500, year ended May 31, 2013 - $32,500 and year ended May 31, 2012 - $19,563) in rental costs and $25,115 (year ended May 31, 2014 - $33,735, year ended May 31, 2013 - $26,125 and year ended May 31, 2012 - $46,275) for commercial support services. As described in note 16, the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

17.	Related party transactions (continued):

(b)	Transactions with related parties (continued):

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the seven months ended December 31, 2014, the Company paid GVI CDS $56,904 (year ended May 31, 2014 - $125,583, year ended May 31, 2013 - $134,696 and year ended May 31, 2012 - $146,154) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the seven months ended December 31, 2014, the Company paid CanAm $233,938 (year ended May 31, 2014 - $229,732, year ended May 31, 2013 - $467,763 and year ended May 31, 2012 - $254,493) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $18,082 (year ended May 31, 2014 - $36,904, year ended May 31, 2013 - $7,366 and year ended May 31, 2012 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2014, included in accounts payable and accrued liabilities is $120,962 (May 31, 2014 - $90,262 and May 31, 2013 - $106,216) payable to GVI, $145,100 (May 31, 2014 - $148,461 and May 31, 2013 - $89,545) payable to GVI CDS and $247,752 (May 31, 2014 - $373,956 and May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 (year ended May 31, 2014 - $286,849, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2014, included in accounts payable and accrued liabilities is $345,753 (May 31, 2014 - $286,849 and May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

18.	Expenses by nature:

Expenses incurred for the seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012 are as follows:

		May 31, 2014
		Restated
	December 31, 2014	(note 22)	May 31, 2013	May 31, 2012
Personnel expenses
Salaries, fees and short-term benefits	1,079,085	1,584,724	1,194,861	1,141,944
Share-based payments	620,705	295,144	102,993	224,445
Salaries, fees and short-term benefits	1,699,790	1,879,868	1,297,854	1,366,389
Amortization and derecognition	433,149	561,269	599,115	1,093,560
Research and development	584,991	401,311	1,374,391	538,076
Manufacturing	-	127,953	117,071	130,957
Inventory material costs	349,901	300,378	131,355	227,515
(Write-up) down of inventory	(80,874)	22,209	19,639	109,194
Medical affairs	260,861	136,996	60,831	38,971
Administration	362,483	618,022	302,723	291,175
Selling and logistics	854,664	780,748	619,211	516,872
Professional fees	150,131	352,734	167,025	474,786
	4,615,096	5,181,488	4,689,215	4,787,495

19.	Financial instruments:

(a)	Financial assets and liabilities:

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2014:

	Carrying
	Amount	Fair Value

Financial Assets

Loans and receivables
Cash	$493,869	$493,869
Accounts receivable	1,637,676	1,637,676
Long-term derivative	194,491	194,491

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	$3,700,326	$3,700,326
Current portion of long-term debt	654,877	654,877
Long-term debt	4,225,949	4,225,949
Royalty obligation	1,715,310	1,715,310
Other long-term liability	152,778	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 and the current portion of the royalty obligation (Level 3) of $473,744.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at May 31, 2014 and 2013:

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	May 31, 2014	May 31, 2014	May 31, 2013	May 31, 2013

Financial Assets

Loans and receivables
Cash	$234,297	$234,297	$126,615	$126,615
Accounts receivable	947,602	947,602	432,616	432,616

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	$3,000,609	$3,000,609	$2,262,954	$2,262,954
Current portion of long-term debt	-	-	1,271,775	1,271,775
Long-term debt	4,847,279	4,847,279	3,510,119	3,510,119
Royalty obligation	1,461,572	1,461,572	516,066	516,066
Other long-term liability	152,778	152,778	167,261	167,261

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 (May 31, 2013 - $10,524) and the current portion of the royalty obligation (Level 3) of $317,006 (May 31, 2013 - $133,893).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The royalty obligation and other long-term liability are carried at amortized cost (level 3).

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial Assets
Long-term derivative	$-	$-	$194,491

Financial Liabilities
Accounts payable and accrued liabilities	$-	$36,259	$473,744
Current portion of long-term debt	-	654,677	-
Long-term debt	-	4,225,949	-
Royalty obligation	-	-	1,715,310
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 and the current portion of the royalty obligation (Level 3) of $473,744.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$54,344	$317,006
Long-term debt	-	4,847,279	-
Royalty obligation	-	-	1,461,572
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 and the current portion of the royalty obligation (Level 3) of $317,006.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2013 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$10,524	$133,893
Current portion of long-term debt	-	1,271,775	-
Long-term debt	-	3,510,119	-
Royalty obligation	-	-	516,066
Other long-term liability	-	-	167,261

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

Included in accounts payable and accrued liabilities at May 31, 2013 is the fair value of warrants denominated in a foreign currency (Level 2) of $10,524 and the current portion of the royalty obligation (Level 3) of $133,893.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded at December 31, 2014 would change by approximately $250,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by one percent, the royalty obligation liability recorded at December 31, 2014 would change by approximately $50,000.

Other long-term liability: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them. If the time frame when certain AGGRASTAT® sales targets are expected to be met were to be extended by one year, the other long-term liability recorded at December 31, 2014 would change by approximately $25,000. If the discount rate used in calculating the fair value of the other long-term liability of 20% were to change by one percent, the other long-term liability recorded at December 31, 2014 would change by approximately $2,000.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD)	December 31, 2014	May 31, 2014	May 31, 2013
Cash and cash equivalents	$397,692	$177,548	$115,830
Accounts receivable	1,384,772	856,716	407,589
Long-term derivative	167,650	-	-
Accounts payable and accrued liabilities	(1,839,250)	(1,357,685)	(1,189,421)
Royalty obligation	(1,478,588)	(1,348,065)	(497,749)
	$(1,367,724)	$(1,671,486)	$(1,163,751)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19. Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued):

(i)	Market risk (continued):

Based on the above net exposures as at December 31, 2014, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $68,000 (May 31, 2014 - $84,000 and May 31, 2013 - $58,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents, long-term debt and other long-term liability.

An increase or decrease in interest rates of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $4,000 (year ended May 31, 2014 - $2,000 and year ended May 31, 2013 - $6,000). An increase in the crown company borrowing rate of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $52,000 (year ended May 31, 2014 - $52,000 and year ended May 31, 2013 - $51,000).

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

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. The Company has historically had low impairment in regards to its accounts receivable. At December 31, 2014, $4,142 of the outstanding accounts receivable were outside of the normal payment terms and were written off to bad debt expense during the seven months ended December 31, 2014.

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

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 9.

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(c)	Capital management (continued):

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the seven months ended December 31, 2014.

20.	Determination of fair values:

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

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Long-term derivative

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(c)	Share-based payment transactions

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

(d)	Warrant liability

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

20.	Determination of fair values (continued):

(e)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(f)	Other long-term liability

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

21.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the seven months ended December 31, 2014, 100 percent of revenue from the sale of finished product was generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 36%, Customer B accounted for 30%, Customer C accounted for 24%, Customer D accounted for seven percent and the remaining three customers accounted for three percent of revenue. Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 14.

Property and equipment and intangible assets are located in the following countries:

	December 31, 2014	May 31, 2014	May 31, 2013
Canada	$21,565	$7,993	$6,057
Barbados	1,096,946	1,433,158	1,910,069
United States	11,596	12,688	16,178
	$1,130,107	$1,453,839	$1,932,304

22.	Restatement of previously issued financial statements:

During the preparation of the consolidated financial statements for the seven months ended December 31, 2014, the Company determined that the accounting for stock-based compensation pertaining to a consulting agreement signed during the year ended May 31, 2014 was interpreted incorrectly in accordance with IFRS 2 Share-Based Payments for the year ended May 31, 2014. As a result the May 31, 2014 consolidated financial statements have been restated to include stock-based compensation expense relating to this consulting agreement.

The effect of the restatement on the Statement of Financial Position and Statement of Deficiency is as follows:

	May 31, 2014
	As Previously		May 31, 2014
	Reported	Correction	Restated
Contributed surplus	$4,447,891	$295,144	$4,743,035
Deficit	(127,516,308)	(295,144)	(127,811,452)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

22.	Restatement of previously issued financial statements (continued):

The effect of the restatement on the Statement of Loss and Comprehensive Loss is as follows:

	May 31, 2014
	As Previously		May 31, 2014
	Reported	Correction	Restated
Expenses
Selling, general and administrative	$3,329,551	$295,144	$3,624,695

Net Loss	(1,638,952)	(295,144)	(1,934,096)
Comprehensive Loss	(1,552,273)	(295,144)	(1,847,417)
Basic and Diluted Loss per Share	(0.13)	(0.03)	(0.16)

There was no material effect on the Statement of Cash Flows for the year ended May 31, 2014 as a result of the restatement.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Certificate of Amendment dated November 1, 2012
1.8	Bylaw No. 1A

4.	Material Contracts and Agreements:

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1];

4.3	Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1];

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2];

4.5	Stock Option Plan approved February 4, 2002 [3];

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3];

4.8	Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4];

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5];

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5];

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5];

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6];

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6];

4.16	Amended Stock Option Plan approved October 25, 2005 [6];

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7];

4.18	Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.27	Business and administration services agreement between Genesys Venture Inc. and the Company dated January 1, 2012.

4.28	Stock Option Plan approved November 30, 2012

4.29	Stock Option Plan approved November 4, 2014 **

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[13] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 27, 2013.

[14] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 12, 2014.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2015

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

