Form 20-F
period 2015-12-31
MEDICURE INC
filed 2016-03-31
CIK 1133519

united states

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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

At December 31, 2015 the registrant had 14,445,168 common shares issued and outstanding

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

Yes ☐                  No ☑

2

3

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to “Medicure Inc.”, the company resulting from the amalgamation of Medicure Inc. and Lariat Capital Inc., and “Medicure” refers to “Medicure Inc.” prior to its amalgamation with Lariat Capital Inc. on December 22, 1999 pursuant to the Business Corporations Act (Alberta).

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2015, the rate for Canadian dollars was US $1.00 for CND $1.3840. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of March 28, 2016 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“angioplasty” means an operation to repair a damaged blood vessel or unblock an artery;

“Apicore” means any one or more of Apicore LLC, Apicore US LLC, Apicore Inc., Apigen Investments Limited, and Apicore Pharmaceuticals PVT Ltd., including any of their affiliates and subsidiaries, and if the context requires, the pharmaceutical manufacturing business carried on by this group of companies;

“Apicore Transaction” means the transaction occurring on July 3, 2014 whereby the Company acquired a minority interest in Apicore.

“FDA” means the United States Food and Drug Administration;

“GPIs” means glycoprotein GP IIb/IIIa inhibitors, which are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures;

“myocardial infarction” means destruction of heart tissue resulting from obstruction of the blood supply to the heart muscle;

“sNDA” means supplemental new drug application, which is submitted to the FDA;

“STEMI” means Segment Elevation Myocardial Infarction, a type of heart attack

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

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

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the ability of the Company to continue as a going concern;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	the ability of Apicore to successfully operate and/or increase its value;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2015 and 2014, May 31, 2014 and 2013 and for the fiscal years ended December 31, 2015 and 2014, May 31, 2014 and 2013 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2013 and 2012 and for the fiscal year ended May 31, 2012 was extracted from the audited financial statements of the Company not included in this Annual Report.

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

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2015	December 31, 2014	May 31, 2014 Restated	May 31, 2013	May 31, 2012
(as at period end)	$	$	$	$	$

Current Assets	17,448,554	3,874,097	2,153,740	1,491,485	2,211,951
Property and
Equipment	230,162	33,161	20,681	22,235	30,745
Intangible Assets	1,411,992	1,096,946	1,433,158	1,910,069	2,500,928
Other Assets	2,166,170	1,556,315	-	-	-
Total Assets	21,256,878	6,560,519	3,607,579	3,423,789	4,723,624
Current Liabilities	10,352,462	4,377,498	3,022,904	3,557,024	1,378,288
Non-current Liabilities	6,442,865	6,094,037	6,461,629	4,193,446	5,186,009
Total Liabilities	16,795,327	10,471,535	9,484,533	7,750,470	6,564,297
Net Assets /
(Deficiency)	4,461,551	(3,911,016)	(5,876,954)	(4,326,681)	(1,820,673)
Capital Stock, Warrants and
Contributed Surplus	128,304,590	122,406,511	121,779,707	121,482,563	121,379,570
Accumulated Other Comprehensive
Income (Loss)	1,071,735	298,329	154,791	68,112	102,809
Deficit	(124,947,427)	(126,615,856)	(127,811,452)	(125,877,356)	(123,303,052)
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	22,083,128	5,264,395	5,050,761	2,602,700	4,796,811
(Loss) Gain on Settlement
of Debt	(60,595)	-	-	-	23,931,807
Net Income (Loss) for
the Period	1,668,429	1,195,596	(1,934,096)	(2,574,304)	23,385,779
Comprehensive Income (Loss) for the
Period	2,474,488	1,339,134	(1,647,417)	(2,609,001)	23,865,218
Income (Loss)
Per Share
Basic	0.12	0.10	(0.16)	(0.21)	1.99
Diluted	0.11	0.09	(0.16)	(0.21)	1.99
Weighted-Average Number of
Common Shares
Outstanding
Basic	13,461,609	12,204,827	12,196,745	12,196,508	11,745,854
Diluted	15,765,570	13,843,126	12,196,745	12,196,508	11,752,521

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On March 28, 2016, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3184. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Period End	1.3840	1.1601	1.0842	1.0368	1.0349
Average for the Period*	1.2787	1.1083	1.0638	1.0043	0.9983
High for the Period	1.4004	1.1536	1.1279	1.0275	1.0604
Low for the Period	1.1680	1.0740	1.0137	0.9785	0.9449

*	The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)

	High	Low
March 2016	1.3537	1.2923
February 2016	1.4083	1.3481
January 2016	1.4661	1.3873
December 2015	1.4004	1.3303
November 2015	1.3390	1.3040
October 2015	1.3280	1.2832
September 2015	1.3457	1.3017
August 2015	1.3346	1.2952
July 2015	13103	1.2544
June 2015	1.2563	1.2127

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced by the Company. Additional risks that management is unaware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his or her investment. The trading price of the Company’s common shares could decline due to, or independent of, any of the negative results discussed herein.

The fact that the Company only derives revenue from a single product creates additional risks and uncertainties to shareholders.

Prior to the acquisition of AGGRASTAT®, during fiscal 2007, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. Although the Company’s commercial operation has improved, and the Company is working to further improve, profitability, the Company may incur losses and may never achieve sustained profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Company’s products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will be directly related to its ability to maintain or expand sales of AGGRASTAT® and to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors, including the following:

a)	the success of the Company’s research and development activities;
b)	obtaining regulatory approvals to market any of its development products;
c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;
d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
e)	the ability to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services) with third parties;
f)	the ability to maintain current or higher pricing and margins for the Company’s products;
g)	deriving material value from the Company’s interest in Apicore;
h)	the ability to successfully prosecute and defend its patents and other intellectual property; and
i)	the ability to successfully market the Company’s products, including AGGRASTAT®, given that it has limited resources.

If the Company does achieve sustained profitability, it may not be able to increase profitability in the future.

The Company may be exposed to short-term liquidity risk.

To a certain extent the Company relies on trade credit, as well as cash from operations, term debt and equity issues to provide the necessary short-term financing to conduct the Company’s research and development activities, to complete business development transactions as desired, and to maintain or expand its commercial operations as desired. Should suppliers and other creditors decline to extend short-term credit to the Company in the future, it may have a material adverse effect on the Company’s business prospects, financial results and financial condition.

Under current indebtedness levels the Company must meet its debt repayment obligations. Additionally, the Company may still be able to incur substantially more debt. This could further exacerbate the risks associated with the Company’s substantial leverage.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time. The loan bears interest annually at the crown corporation borrowing rate plus two percent. The loan was renegotiated effective August 1, 2013 to remain subject to interest-only monthly payments until August 1, 2015, at which time the monthly payments became blended as to principal and interest, and the maturity date of the loan was extended from July 1, 2016 to July 1, 2018. The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company must meet its debt repayment obligations and failure to do so could cause the lender to realize upon its security interest in the Company’s assets, and to call on the guarantee provided by the Chief Executive Officer and entities controlled by him. The Company has made all payments to date in relation to this indebtedness,; however, there is no certainty that the Company will be able to continue servicing the debt.

Despite current indebtedness levels, the Company may still incur substantial additional indebtedness in the future.

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

The Company generates product revenue only from AGGRASTAT®.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, significant indebtedness, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

The Company may not receive regulatory approval in the United States to further expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information. Therefore, the Company may not be able to materially increase the sales of AGGRASTAT®.

In fiscal 2014 the Company was able to obtain revisions to AGGRASTAT®’s prescribing information and these revisions have had a positive, material impact on sales of AGGRASTAT®. The Company believes that further revisions to AGGRASTAT®’s prescribing information will put the Company in a better position to maximize the revenue potential for AGGRASTAT®. To make such changes, the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for the proposed indications and dosing regimens. The Company’s failure to obtain additional regulatory approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information may adversely affect its business, financial condition and results of operations. The process involved in obtaining such regulatory approval is long and costly and may require additional investments that may not be reasonably achievable by the Company. The regulatory authorities have substantial discretion in the approval process and may refuse to accept any application. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product. Furthermore, the approval to modify the prescribing information may be applicable to a limited extent only or it may be refused entirely.

The current approved prescribing information for AGGRASTAT® does not have the same therapeutic indications and supporting information as that provided for in the prescribing information of its competitors. Moreover, the prescribing information does not include all of the dosing information and therapeutic indications for which a physician may wish to use the product. Although health care professionals may utilize a product at doses and for indications outside of the approved prescribing information, the Company is prohibited from promoting such uses.

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

AGGRASTAST® competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs recently approved, currently on the market, awaiting regulatory approval or in development. AGGRASTAT® competes with, or may compete with in the future, these drugs to the extent AGGRASTAT® and any of these drugs are approved for the same or similar indications.

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Company) and Integrilin (eptifibatide) (branded drug sold by Merck & Co., Inc., in addition to generic eptifibatide sold by other companies). It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal (cangrelor) (sold by The Medicines Company, Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT®. These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.

In the majority of hospitals in the United States AGGRASTAT® is not available on the hospital formulary and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. In some circumstances, AGGRASTAT® competes with other drugs for the use of hospital financial resources. Although AGGRASTAT® is positioned as a relatively low cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals, in particular where oral antiplatelet agents are deemed suitable.

The availability of generic treatment options may affect cost advantage of AGGRASTAT® relative to the generic products.

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market.  AGGRASTAT®’s reduced cost relative to other products is one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. Two generic versions of a competing product, eptifibatide, entered the market in December 2015 and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

Moreover, due to the recent growth in sales of AGGRASTAT®, there is increased revenue potential that generic companies will attempt to enter the U.S. market ahead of the last patent expires for AGGRASTAT®. If this occurs, the Company will have to defend its patent position and market exclusivity for AGGRASTAT® against larger, better funded and more experienced generic companies. The entry of a generic version of AGGRASTAT® into the market would have a major negative effect on both the volume and profitability of the Company’s AGGRASTAT® sales.

The Company may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Company’s business prospects and operations depend on the continued contributions of certain of the Company’s executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

The Company’s subsidiary, Medicure International, Inc., contracts with third parties to perform a significant amount of its research and development activities. Because of the specialized scientific nature of the Company’s business, the loss of services of any one or more of these parties may require the Company to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Company may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the viability, pace and success of its research and development activities.

Also, certain of the Company’s management personnel are officers and/or directors of other companies and organizations, some publicly-traded, and will only devote part of their time to the Company. Although the Company has key person insurance for Dr. Albert Friesen, Chief Executive Officer, the Company does not have key person insurance in effect in the event of a loss of any other management, scientific or other key personnel. The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

The Company faces substantial technological competition from many biotechnology and pharmaceutical companies with much greater resources, and it may not be able to effectively compete.

Technological and scientific competition in the pharmaceutical and biotechnology industry is intense. The Company competes with other companies in Canada, the United States and abroad to develop products designed to treat similar conditions. Most of these other companies have substantially greater financial, technical and scientific research and development resources, manufacturing and production and sales and marketing capabilities than the Company. Smaller companies may also prove to be significant competitors, whether acting independently or through collaborative arrangements with large pharmaceutical and biotechnology companies. Developments by other companies may adversely affect the competitiveness of the Company’s products or technologies or the commitment of its research and marketing collaborators to its programs or even render its products obsolete.

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

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party. Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. Although significant progress has been made with the new contract manufacturing organization, this product is not yet approved for commercial use and additional work, as well as regulatory approvals, is required to establish the supplier as a new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on October 31, 2017. The Company has initiated and made significant progress towards transitioning to a new manufacturer of final product, however final product from the new manufacturer is not yet approved for commercial sale by the FDA and additional work is required. Although the Company believes that the inventory of final product made by the current manufacturer in 2015 will be sufficient to fulfill commercial demand needs until the new final product manufacturer is established and approved for commercial sale, this cannot be guaranteed.

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT® is terminated or interrupted, or if the Company and its subsidiaries are unable to establish new or maintain existing third party manufacturers, or to obtain regulatory approval for commercial use of product made by the new raw material manufacturer or the new finished product manufacturer, or if the inventories of AGGRASTAT® currently held are contaminated, exhausted due to stock-out, or otherwise lost, and the Company is unable to obtain a replacement supplier or manufacturer, it could have a material adverse effect on the Company’s business prospects, financial results and financial condition. It is important to note that the establishment of new manufacturing sources of pharmaceutical raw material or finished product takes a prolonged period of time.

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

The Company’s minority interest in Apicore, which was acquired under the Apicore Transaction announced on July 3, 2014, may never bring material benefit to the Company.

The business of Apicore is that of a manufacturer of pharmaceutical raw material (active pharmaceutical ingredients) and the development of abbreviated new drug applications. Although it is part of the same, overall pharmaceutical industry in which the Company is engaged, Apicore’s specific sector and field of business faces its own unique set of risks and uncertainties, which include, but are not limited to, an intensely competitive environment, strict and changing government and FDA regulations on drug manufacturers, litigation risks associated with the manufacture of drugs for human use, high fixed costs of operations, and many of the other risks outlined in more detail herein. Because the Company is only a minority (<10%) owner of Apicore and the value such ownership interest is not a primary asset of the Company, this Form 20F does not attempt to identify all of the risks and uncertainties of Apicore. However, it is important for the Company’s investors and shareholders to understand that (i) the value of the Company’s minority interest in Apicore and, (ii) the value of the Company’s option to purchase full ownership of Apicore, are each subject to, and could be materially impaired by, a number of other risks and uncertainties not described in this Form 20F.

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

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available for new products developed or acquired by the Company.

The Company does not have significant manufacturing experience and has limited marketing resources and may never be able to successfully manufacture or market certain of its products.

The Company has limited experience in commercial manufacturing and has limited resources for marketing or selling its products. The Company may never be able to successfully manufacture and market certain of its development products. If any other of its development products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possibly also to market and sell its products. Accordingly, the quality, timing and commercial success of such products may be outside of the Company’s control. Failure of, or delays by, a third party manufacturer to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the Company and its products. Failure of, or delays by, a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on the Company and its products.

The Company has limited product liability insurance and may not be able to obtain adequate product liability insurance in the future.

The sale and use of the Company’s commercial and development products, and the conduct of clinical studies involving human subjects, entails product and professional liability risks that are inherent in the testing, production, marketing and sale of pharmaceuticals to humans. While the Company has taken, and intends to continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance, there can be no assurance that it has sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall for a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly impact the Company’s business.

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

Pharmaceutical companies operate in a high-risk regulatory environment. The FDA and other national health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other aspects of the Company’s operations, such as research and development, manufacturing, and testing and safety regulation of products. As a result, regulatory risk is normally higher than in other industry sectors.

The Company is or may become subject to various federal, provincial, state and local laws, regulations and recommendations. The Company and third parties providing manufacturing, research and/or development services to the Company is subject to various laws and regulations, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with the activities. If the Company, or its contracted third party, fails to comply with these regulations, the Company may be fined or suffer other consequences that could materially affect the Company’s business, financial condition or results of operations.

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

The Company is unable to predict the extent of future government regulations or industry standards, however, it should be assumed that government regulations or standards will increase in the future. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

The Company’s products may not gain market acceptance, and as a result it may be unable to generate significant revenues.

Except with respect to AGGRASTAT®, none of the Company’s products have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT® and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

The Company’s business involves the use of hazardous material, which requires it to comply with environmental regulations.

The Company’s research and development processes and commercial activities may involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Company and the third party service providers conducting manufacturing, research and development for the Company, are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

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

The Company operates in an industry consisting of firms that are more susceptible to legal proceedings than firms in other industries. This susceptibility is due to several factors, including but not limited to, the fact that the Company’s shares and those of its competitors are publically traded, and the uncertainty and complex regulatory environment involved in the development and sale of pharmaceuticals. The Company intends to vigorously defend such actions if and when they arise. Defense and prosecution of legal claims can be expensive and time consuming, may adversely affect the Company regardless of the outcome due to the diversion of financial, management and other resources away from the Company’s primary operations, and could impact the Company’s ability to continue as a going concern in the longer term. In addition, a negative judgment against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development and sale of its products.

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

The majority of the Company’s sales revenues and a substantial portion of its selling, general and administrative expenses are denominated in U.S. dollars. The Company does not utilize derivatives, such as foreign currency forward contracts and futures contracts, to manage its exposure to currency risk and as a result a change in the value of the Canadian dollar against the U.S. dollar could have a negative impact on the Company’s business prospects, financial results and financial condition. In the future, the Company may begin to utilize foreign exchange rate mitigation and management strategies, however any such efforts, if they are not based on accurate predictions of future fluctuations in foreign exchange rates, may actually have a negative impact on the Company.

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

For the sake of clarity, any decision to conduct a major transaction, such as the possible acquisition of shares of Apicore or the possible acquisition of one or more commercial pharmaceutical products, is likely to necessitate the raising of additional capital through the sale of its securities (resulting in dilution to its existing shareholders) and/or through additional loans. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Company’s operations. They may also adversely affect the Company subsequent to such a transaction or it may prevent the Company from completing such a transaction.

The Company is exposed to risks given its significant dependence on revenue from the sale of its sole commercial product, AGGRASTAT®.

The Company has limited financial resources and is largely dependent upon revenue from the sale of its sole commercial product, AGGRASTAT®. The Company has significant on-going cash expenses, including commitments to advance research and development programs; however, the Company has limited ability to generate cash from other sources.

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

As of December 31, 2015, the Company had 14,445,168 common shares issued and outstanding. A further 2,277,126 common shares are issuable upon exercise of outstanding stock options and another 126,442 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at any time.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2015 to December 31, 2015, the high and low closing trading prices of the Company’s common shares were CDN$4.25 and CDN$1.25, respectively, with a total trading volume of 8,038,156 shares. Daily trading volume on the TSX of the Company’s common shares for the period from January 1, 2015 to December 31, 2015 has fluctuated, with a high of 1,460,305 shares and a low of no shares traded, averaging approximately 31,771 shares per trading day.

The Company expects that the trading price of its common shares will continue to be subject to wide fluctuations in response to a variety of factors including announcement of material events by the Company, such as the dependence of revenue on a single product, the status of required regulatory approvals for its products, competition by new products or new innovations, fluctuations in its operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of the Company’s common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates of individual investors and/or by securities analysts;

•	new or existing products or generic equivalents to products or services or technological innovations by the Company or its competitors;

•	comments or opinions by securities analysts or major shareholders;

•	conditions or trends in the pharmaceutical, biotechnology and life science industries;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	results of, and developments in, the Company’s manufacturing, research and development efforts, including results and adequacy of, and developments in, its manufacturing activities, development activities, clinical trials and applications for regulatory approval;

•	additions or departures of key personnel;

•	sales of the Company’s common shares, including by holders of the notes on conversion or repayment by the Company in common shares;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding the Company’s patents or other intellectual property or that of its competitors.

In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of pharmaceutical companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

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

Since incorporation, the Company has not paid any cash or other dividends on its common shares and does not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of its business. The Company will need to achieve significant and prolonged profitability prior to any dividends being declared, which may never happen.

If the Company is classified as a “passive foreign investment Company” for United States income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

Company does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2015, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending December 31, 2016. (See more detailed discussion in Item 10E – Taxation) However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending December 31, 2015, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending December 31, 2015 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

In September 2007, the Company monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. This debt was subsequently settled in July 2011 for consideration that included a royalty payable by the Company to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent on the portion of quarterly sales between $2,000,000 and $4,000,000 and eight percent on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.

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

In calendar years 2014 and 2015, as a part of its effort to expand sales of AGGRASTAT®, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT®, and related to General and Administrative costs of the Company. In 2016, the Company plans to further expand total employment and otherwise increase expenses.

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

The Company’s subsidiary, Medicure Pharma, Inc., has a third party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on December 31, 2017. The Company has initiated and made significant progress towards transitioning to a new manufacturer of final product, however final product from the new manufacturer is not yet approved for commercial sale by the FDA and additional work is required. Although the Company believes that the inventory of final product made by the current manufacturer in 2015 will be sufficient to fulfill commercial demand needs until the new final product manufacturer is established and approved for commercial sale, this cannot be guaranteed.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018.

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

B. Business Overview

Plan of Operation

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

The Company’s research and development program is primarily focused on developing and implementing new regulatory, brand and life cycle management strategy for AGGRASTAT®. Medicure is also making selective research and development investments in certain high-value acute cardiovascular generic and reformulation product opportunities, in addition to exploring neurological treatment applications of its legacy product (MC-1, TardoxalTM). The Company is actively seeking to acquire and/or license additional approved products.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT® and an equity financing in fiscal 2015, have dramatically improved the Company’s financial position compared to previous years. Nevertheless, the Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT® sales and upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $280 million (2014) glycoprotein GP IIb/IIIa (GPI) inhibitor market. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, including a private placement in June 2015 for gross proceeds to the Company of $4.0 million, the issue of warrants and stock options, interest on excess funds held, a build up in accounts payable associated with a reliance on trade debt, and the issuance of debt.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until July 31, 2015 with principal repayments having begun on August 1, 2015 and the loan maturing on July 1, 2018.

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore until July 3, 2017 at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®. The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders. As such, a modest amount of the Company’s energies and resources are being directed towards assisting and assessing Apicore’s ongoing operations.

Recent Developments

•	Shares for Debt Settlements

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

•	Approval of Expanded Dosing Time for AGGRASTAT®

On April 23, 2015 the Company announced that the FDA had approved a revision to the duration of the bolus delivery for the AGGRASTAT® high-dose bolus regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

•	Bought Deal Private Placement Financing

On June 26, 2015, the Company announced that it closed a bought deal private placement financing (the “Offering”) with a syndicate of underwriters led by PI Financial Corp. as sole lead underwriter and including Bloom Burton & Co (collectively, the “Underwriters”). Pursuant to the Offering, the Company issued 1,829,545 common shares (the “Shares”) of the Company at a purchase price of $2.20 per Share, including 238,636 Shares issued pursuant to the full exercise of the Underwriters over-allotment option, for gross proceeds to the Company of approximately $4,025,000.

The Underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering and were granted compensation options to purchase Shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share.

The net proceeds of the Offering will be used to fund product development costs related to AGGRASTAT, as well as for general corporate and working capital purposes.

•	Filing of Supplemental New Drug Application for New AGGRASTAT® Indication

On September 10, 2015, the Company announced that it submitted a supplemental new drug application (commonly referred to by its acronym, “sNDA”) to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST Segment Elevation Myocardial Infarction (“STEMI”), a type of heart attack. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with non-ST segment elevation acute coronary syndrome (NSTE ACS). If approved for STEMI, AGGRASTAT® would be the first in its class of glycoprotein IIb/IIIa inhibitors to receive such a label in the United States.

The Company has a Prescription Drug User Fee Act (PDUFA) action date for the STEMI sNDA on July 10, 2016. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of a sNDA submission. The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA.

•	Collaboration with Apicore

Subsequent to December 31, 2015, on January 6, 2016 the Company announced that it has initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project is focused on the development of an intravenous abbreviated New Drug Application (“ANDA”) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein IIb/IIIa inhibitor (“GPI”), is used for the treatment of acute coronary syndrome (ACS), including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE ACS). Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2015 increased by 162% over the net revenue for the twelve months ended December 31, 2014. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013 and due to increased marketing and promotional efforts of the Company. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and the acquisition and/or development of other niche products that fit the commercial organization.

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

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On April 23, 2015 the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

The Company has a Prescription Drug User Fee Act (PDUFA) action date for the STEMI sNDA on July 10, 2016. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of a sNDA submission. The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

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

The first patient was enrolled in June 2012. As of March 29, 2016 the study was approximately 75% through to completion of enrolment.

Yet another aspect of the AGGRASTAT® strategy is to explore and develop new uses and dosing approaches related to the product. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, has been established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban. The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

Medicure International, Inc. holds worldwide rights to transdermal tirofiban. The Company is managing the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

Subsequent to December 31, 2015, on January 6, 2016 the Company announced that it has initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("API’s”). The collaborative project is focused on the development of an intravenous abbreviated New Drug Application (“ANDA”) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016.

The Company is actively working and devoting a modest amount of resources to this program, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

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

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®®	Acute Cardiology	Approved – Additional studies underway
Generic aNDA	Acute Cardiology	aNDA filing preparation is underway
TARDOXALTM	TD/Neurological indications	Phase IIa – enrollment complete, Regulatory and clinical planning underway
Transdermal AGGRASTAT®	Acute Cardiology	Preclinical– formulation development

The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Potential New Products in Development Stage

Cardiovascular Generic and Reformulation Products: Subsequent to year-end, Medicure Inc. initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International Inc. (a wholly owned subsidiary of Medicure) and Apicore U.S. LLC, a leading-edge manufacturer of generic active pharmaceutical ingredients. The collaborative project is focused on the development of an intravenous abbreviated new drug application (ANDA) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016. Medicure is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

TARDOXALTM for Neurological Conditions: One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXALTM (pyridoxal 5-phosphate) for TD and other neurological conditions. TD is a serious movement disorder which results from long term treatment with antipsychotic medications. At present there is no treatment available for TD in the US. TARDOXALTM's potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

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

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia, with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders. The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12 week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo. The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant. No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group. This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product. As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrolment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM over the next several months and is currently working with the FDA to develop clinical development plans. The Company is also exploring modified formulations to reduce nausea that may be associated with use of the product. A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD and other neurological conditions. TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the FDA or Health Canada.

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

The Company is also exploring other experimental uses and product formats related to AGGRASTAT®.

Other Products: The Company is also investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

As at December 31, 2015, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

AGGRASTAT® competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots). More specifically, AGGRASTAT® is an antiplatelet drug which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (AGGRASTAT®). All three are proprietary drugs and only eptifibatide has a generic equivalent, which was introduced in December 2015. Of the two directly competing agents, AGGRASTAT® is most closely comparable to eptifibatide (Integrilin) as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

The launch of the injectable antiplatelet agent, cangrelor, by The Medicines Company, occurred in 2015 and is expected to have some impact on the use and sale of GPIs, including AGGRASTAT®.

The launch of generic versions of eptifibatide (Integrilin) occurred in December 2015 and may impact the utilization of AGGRASTAT®.

Competitors’ Products in Development

At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development. However, the choice and use of AGGRASTAT® may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the recently approved oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®). Any future launch of generic version of AGGRASTAT® and/or of other competitive drugs may also be expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately $280 million per year (2014). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, the Company’s primary ongoing research and development activity is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States.

The SAVI-PCI trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI-PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, the Company’s limited financial resources may limit its ability to fully realize the product’s revenue potential. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	Developing high-value acute cardiovascular generic and reformulation products

Subsequent to year-end, Medicure Inc. initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International Inc. (a wholly owned subsidiary of Medicure) and Apicore U.S. LLC, a leading-edge manufacturer of generic active pharmaceutical ingredients. The collaborative project is focused on the development of an intravenous abbreviated new drug application (ANDA) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016. Medicure is also exploring and investing in other opportunities to reformulate and to develop generic versions of acute cardiovascular drugs.

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

•	The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications

The Company is actively working and devoting a modest amount of resources to this program, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

C. Organizational Structure

Medicure International, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International, Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.’s head office is located at 1st Floor Limegrove Centre Holetown, St. James, Barbados.

Medicure Pharma, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma, Inc.’s head office is located at 49 Napoleon Court, Suite 2, Somerset, NJ, 08873.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2015, the Company had use of approximately 8,500 square feet.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2015 and December 31, 2014 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities and long-term debt.

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

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

Measurement and period of use of intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

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

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

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

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

For the year ended December 31, 2015, the Company recorded $1,460,316 related to stock-based compensation (seven months ended December 31, 2014 - $620,705 and year ended May 31, 2014 - $295,144).

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity (deficiency) or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a minority interest in a pharmaceutical manufacturing business as described in note 8 of the consolidated financial statements. The acquisition was completed by the Company and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently remeasured at amortized cost.

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

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

Twelve Months Ended December 31, 2015 Compared to the Twelve Months Ended December 31, 2014

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end from May 31 to December 31. The change resulted in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year ended on December 31, 2015. This change in year end from May 31 to December 31 was being made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V. As a result of this change in year end, it is important to note that the comparable period, being the twelve months ended December 31, 2014 is unaudited and considered estimated.

Net product sales for year ended December 31, 2015 were $22,083,000, compared to $8,426,000 in the comparable period in 2014. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2015 increased by 162% over the net revenue for the twelve months ended December 31, 2014. The increase in revenue compared to the previous year and the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT® and the increase in market share held by the product. Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the third quarter. The Company's commercial team continues to work on further expanding its customer base.

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold, excluding amortization, for the year ended December 31, 2015 were $1,604,000 compared to $393,000 for the comparable period in the prior year. For the year ended December 31, 2015, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2014.

Amortization of AGGRASTAT® intangible assets increased for the year ended December 31, 2015 to $656,000, when compared to $663,000 for the comparable period in the prior year. The increase is as a result of fluctuations in foreign exchange rates causing the amortization expense to be higher during the year ended December 31, 2015 as the asset is owned by a subsidiary whose functional currency is the US dollar.

Total selling, general, and administrative expenditures for the year ended December 31, 2015 were $10,237,000, compared to $5,549,000 for the comparable period in the prior year. Selling, general, and administrative expenditures related to AGGRASTAT® were $7,666,000 for the year ended December 31, 2015, compared to $4,038,000 for the comparable period in the prior year. Selling, general, and administrative expenditures – Other were $2,571,000 for the year ended December 31, 2015, compared to $1,511,000 the comparable period in the prior year. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the year ended December 31, 2015 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT® as the Company’s headcount increased from 18 at December 31, 2014 to 39 at December 31, 2015; and

•	Increased travel costs associated with the sale of AGGRASTAT® due to more sales people travelling to service accounts and increased frequency of hospital visits.

Selling, general and administrative expenditures – Other increased during the year ended December 31, 2015 as compared to same period in the prior year mainly due to:

•	Higher stock-based compensation expenses, which totaled $1,460,318 during the year ended December 31, 2015 as a result of stock options issued during the year, compared to $915,849 for the twelve months ended December 31, 2014.

Net research and development expenditures for the year ended December 31, 2015 were $4,865,000, compared to $999,000 for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT development, clinical development and preclinical programs including salaries, research centred costs and monitoring costs. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the year ended December 31, 2015 as compared to the twelve months ended December 31, 2014 is primarily due to the filing of a sNDA during 2015 with the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST segment elevation myocardial infarction (STEMI). This filing included a one-time filing fee paid to the FDA of $1.5 million ($1.2 million USD), as well as approximately $700,000 in other costs associated with its filing and preparation incurred during the quarter. Additionally research and development expenditures increased as a result of manufacturing set-up costs associated with the AGGRASTAT® finished product and development costs associated with non-AGGRASTAT® projects.

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

During the year ended December 31, 2015, the Company recorded a reversal of an impairment loss relating to AGGRASTAT intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 as a result of sustained improvements in the AGGRASTAT business

During the twelve months ended December 31, 2014, the Company recognized $1,385,000 of income pertaining to investment structuring services resulting from its acquisition of a minority interest in a pharmaceutical manufacturing business known as Apicore. The Company’s equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totalled $167,672.

Finance expense for the year ended December 31, 2015 was $4,123,000, compared to $2,145,000 in the comparable period in the prior year. The increase in finance expense for the year ended December 31, 2015 as compared to the prior fiscal year is due to higher accretion on the Company’s royalty obligation resulting from higher revenue estimates as a result of the October 2013 label change and the Company’s continued sales growth. The royalty obligation arose out of the previous debt settlement.

The net foreign exchange loss for the year ended December 31, 2015 was $69,000, compared to a net foreign exchange loss of $18,000 for the comparable period in the prior year. The change is due to higher fluctuations in the Canadian dollar versus the US dollar experienced during the year ended December 31, 2015 compared to the twelve months ended December 31, 2014.

The Company recognized an income tax recovery of $379,000 for the year ended December 31, 2015 to the extent it is probable that future taxable profits will be available against which the accumulated tax losses and temporary differences can be utilized.

For the year ended December 31, 2015, the Company recorded consolidated net income of $1,668,000 or $0.12 per share compared to $463,000 or $0.04 per share for the twelve months ended December 31, 2014. As discussed above, the main factors contributing to the increase in the net income were the income resulting from investment structuring services relating to the acquisition of a minority interest in Apicore in the comparable period offset by the significant increase revenues experienced during the year ended December 31, 2015 when compared to the comparable period in the prior year. Revenue increase were partially offset by increases in selling, general and administration, research and development and finance expenses.

For the year ended December 31, 2015, the Company recorded total comprehensive income of $2,474,000 compared to $620,000 for the twelve months ended December 31, 2014. The change in comprehensive income results from the factors described above.

The weighted average number of common shares outstanding used to calculate basic income per share was 13,461,608 for the year ended December 31, 2015 and 12,209,907 for the twelve months ended December 31, 2014.

The weighted average number of common shares outstanding used to calculate diluted income per share was 15,765,570 for the year ended December 31, 2015 and 13,843,126 for the twelve months ended December 31, 2014.

Seven Months Ended December 31, 2014 Compared to the Seven Months Ended December 31, 2013

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end to December 31. The change resulted in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year ended on December 31, 2015. This change in year end from May 31 to December 31 was being made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V. As a result of this change in year end, it is important to note that the comparable period, being the seven months ended December 31, 2013 is unaudited.

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

Generally charges related to impairment of the Company’s intangibles assets are included in research and development expenses. However there were no impairments recorded in either period. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

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

Finance expense for the seven months ended December 31, 2014 was $730,000, compared to $394,000 in the comparable period in the prior year. The increase in finance expense for the seven ended December 31, 2014 as compared to the prior fiscal year is due to higher accretion on the Company’s royalty obligation resulting from higher revenue estimates as a result of the October 2013 label change. The royalty obligation arose out of the previous debt settlement.

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

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018.

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end to December 31. The change resulted in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year ended on December 31, 2015. This change in year end from May 31 to December 31 was made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX.V. As a result of this change in year end, it is important to note that the comparable period, being the twelve months ended December 31, 2014 is unaudited.

Cash from operating activities for the year ended December 31, 2015 decreased $331,000 to $143,000 compared to cash from operating activities of $474,000 for the comparable period in the prior year primarily due to higher accounts receivable balances as at December 31, 2015 when compared to December 31, 2014.

Investing activities for the year ended December 31, 2015 were cash used totaling $227,000 relating to the acquisition of property and equipment, including leasehold improvements, compared to $41,000 relating to the acquisition of property and equipment for the twelve months ended December 31, 2014.

Financing activities for the year ended December 31, 2015 included $3.6 million received from a private placement financing completed in June of 2015, $33,000 and $150,000 received upon the exercise of stock options and warrants, respectively, during fiscal this period and $694,000 in repayments on long-term debt. Cash from financing activities for the twelve months ended December 31, 2014 included $6,000 received upon the exercise of stock options.

As at December 31, 2015, the Company had cash totaling $3.6 million compared to $493,000 as of December 31, 2014. As at December 31, 2015, the Company had a working capital of $7.0 million compared to a working capital deficit of $506,000 at December 31, 2014. The increase in working capital between the two periods is as a result of higher net income, when factoring out non-cash items, resulting from increased revenues resulting in higher accounts receivable and cash as at December 31, 2015. Additionally, the $3.6 million, net, private placement financing completed during June of 2015 contributed to the increase in working capital.

The Company has long-term debt at December 31, 2015 of $4.3 million recorded in its financial statements relating to the Government of Manitoba loan. Interest is accrued based on an annual effective interest rate of seven percent. The minimum annual debt obligations are disclosed under Contractual Obligations.

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

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On April 23, 2015 the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

The Company has a PDUFA action date for the STEMI sNDA on July 10, 2016. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of a sNDA submission. The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

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

The first patient was enrolled in June 2012. As of March 29, 2016 the study was approximately 75% through to completion of enrolment.

Yet another aspect of the AGGRASTAT® strategy is to explore and develop new uses and dosing approaches related to the product. On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®. The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, has been established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban. The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

Medicure International, Inc. holds worldwide rights to transdermal tirofiban. The Company is managing the advancement of the transdermal tirofiban development program in an effort to conserve resources and focus on other areas of investment.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

Subsequent to December 31, 2015, on January 6, 2016 the Company announced that it has initiated the development of a high-value cardiovascular generic drug. The project is a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("API’s”). The collaborative project is focused on the development of an intravenous abbreviated New Drug Application (“ANDA”) drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. The companies anticipate filing the ANDA with the U.S. Food and Drug Administration by the end of 2016.

The Company is actively working and devoting a modest amount of resources to this program, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

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

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof.

Company-sponsored research and development net expenditures the year ended December 31, 2015 were $4,865,000 (seven months ended December 31, 2014 - $783,000, year ended May 31, 2014 - $689,000 and year ended May 31, 2013 - $1,700,000).

Patents and Licenses

In addition to a number of pending patent applications, the Company has ~~17~~ 7 issued patents from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

Patent Number	Issue Date	Title
5,733,919	March 31, 1998	Compositions for Inhibiting Platelet Aggregation
5,965,581	October 12, 1999	Compositions for Inhibiting Platelet Aggregation
5,972,967	October 26, 1999	Compositions for Inhibiting Platelet Aggregation
5,978,698	November 2, 1999	Angioplasty Procedure Using Nonionic Contrast Media
6,136,794	October 24, 2000	Platelet Aggregation Inhibition Using Low Molecular Weight Heparin in Combination with a GP IIb/IIIa Antagonist
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
7,375,112	May 20, 2008	Compounds and Methods for Reducing Triglyceride Levels

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

D. Trend Information

Net product sales for year ended December 31, 2015 were $22,083,000, compared to $8,426,000 for the twelve months ended December 31, 2014. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2015 increased by 162% over the net revenue for the twelve months ended December 31, 2014. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

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

E. Off-balance Sheet Arrangements

As of December 31, 2015 the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2015:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2016	2017	2018	2019	2020	Thereafter
Accounts Payable and Accrued Liabilities	$7,079	$7,079	$-	$-	$-	$-	$-
Long-term debt obligations [1]	4,607	1,853	1,765	989	-	-	-
Purchase Agreement commitments [2]	5,839	3,047	1,338	208	208	208	830
Total	$17,525	$11,979	$3,103	$1,197	$208	$208	$830

1.	On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest-only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at December 31, 2015, management believes it is in compliance with the terms of the loan.

2.	The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at December 31, 2015, $1,063,707 (December 31, 2014 - $549,247 and May 31, 2014 - $182,620) is recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2015, interest of $22,675 (seven months ended December 31, 2014 - $18,738, May 31, 2014 - $17,009 and May 31, 2014 - nil) is recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to December 31, 2017 with additional minimum purchase commitments of US$719,420 (based on current pricing) per annum until 2017.

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totaling US $150,000 annually (based on current pricing) until 2024.

On November 1, 2014, the Company amended its business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer, under which the Company is now committed to pay $17,917 per month, or $215,000 per year effective November 1, 2014 for a fourteen month term. The services provided under the business and administration agreement are described in note 16(b) to the consolidated financial statements. Either party may terminate this agreement at any time upon 90 days written notice. Additionally, effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Subsequent to December 31, 2015 and effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$200,000 in milestone payments and US$507,500 in costs relating to the project.

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

As a part of the Birmingham debt settlement described in note 9 to the Company’s consolidated financial statements, for the year ended December 31, 2015, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the year ended December 31, 2015 total $1,207,772, in regards to the royalty obligation (seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131 and year ended May 31, 2013 - $104,979) with payments made during the year ended December 31, 2015 of $642,768 (seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291 and year ended May 31, 2013 - $88,105).

The Company is obligated to pay royalties to the University of Manitoba based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable and, given the fact that these development programs have been placed on hold, the Company does not anticipate any such royalties to be paid.

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

On September 10, 2015 the Company submitted a sNDA to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 euros over the course of a three year period in equal quarterly instalments following approval. A decision from the FDA is expected in July 2016. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated financial statements pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 15(a) to the consolidated financial statements, in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

G. Safe Harbor

Statements in Item 5.E and Item 5.F of this Annual Report on Form 20-F that are not statements of historical fact, constitute “forward-looking statements.” See “Forward-Looking Statements” on page 1 of this Annual Report. Our Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, Chairman and Chief Executive Officer

The founder and CEO and Chair of the Board of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba.  Dr. Friesen played a key role in founding several health industry companies including the first employee and President of the Winnipeg Rh Institute for over 20 years (then acquired by Cangene Inc. and more recently by Emergent BioSolutions), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc., DiaMedica Inc, Miraculins Inc., Kane Biotech Inc. and KAM Scientific Inc.  Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates.  Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal.  In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg.  Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation.  Dr. Friesen served as both CEO and President of Medicure Inc. until July 25, 2011 at which point the position of President was filled by Mr. Dawson Reimer. Dr. Friesen’s date of birth is May 19, 1947.

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education.  He is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba.  He is currently Director of the Centre for the Advancement of Medicine, Chair of Genome Prairie Immediate Past-Chair of CancerCare Manitoba.  Dr. Naimark serves on the National Statistics Council of Canada and is Vice-Chair of the Statistics Canada Audit Committee. He was formerly: on the Research Council of the Canadian Institute for Advanced Research, Chair of Health Canada’s Ministerial Science Advisory Board, Member of the International Advisory Committee on Research of the Alberta Cancer Board, Research Institute, Vice-Chair of the Manitoba Health Research Council and Director of the Robarts Research Institute. He is the founding Chairman of the North Portage Development Corporation, the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee. He has served as President of several academic bodies including, the Canadian Physiological Society, the Canadian Society for Clinical Investigation, the Association of Canadian Medical Colleges, the Association of Universities and Colleges of Canada and as Chairman of the Association of Commonwealth Universities.  Dr. Naimark is an Officer of the Order of Canada, a Member of the Order of Manitoba and a Fellow of the Royal College of Physicians and Surgeons of Canada, the Royal Society of Canada, and the Canadian Academy of Health Sciences.  He is recipient of the G. Malcolm Brown Award of the Royal College of Physicians and Surgeons and Medical Research Council of Canada, the Osler Award, the Distinguished Service Award of Ben Gurion University, the Symons Award of the Association of Commonwealth Universities; and of honorary doctorates from Mount Allison University and the University of Toronto, and of several other awards and distinctions related to his professional, academic and civic activities. Date of birth is August 24, 1933.

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of two Canadian healthcare companies. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Date of birth is January 25, 1940.

Peter Quick, Mill Neck, New York, USA - Director

Peter Quick has over 30 years experience in the securities and financial services industries. He is a recognized leader in the securities industry with experience in the domestic and international equities market, equities market making, market structure reform, trading technology and clearing operations. Mr. Quick is a Partner of Burke and Quick Partners Holdings LLP, the parent company of Burke & Quick Partners LLC a broker dealer. Mr. Quick was President at the American Stock Exchange from 2000 to 2005. Prior to joining the American Stock Exchange he served as President of Quick & Reilly Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. He also served as President of Quick & Reilly/Fleet Securities. Mr. Quick is a graduate from the University of Virginia with a B.S. in Engineering, and attended Stanford University’s Graduate School of Petroleum Engineering. He served four years active duty from 1978 to 1982 as an Officer in the United States Navy. He is Chairman of the Board of Directors of Gain Capital (GCAP: NYSE) and a member of the Boards of Trustees of First of Long Island Corporation (FLIC: NASDAQ) and First National Bank of Long Island. He is a member of the Board of Directors of Fund for the Poor. Mr. Quick serves as the Mayor of the Incorporated Village of Mill Neck, NY. He is a former member of the Board of Alliance Capital Money Market Fund, Chicago Stock Exchange Inc (CHX), The Depository Trust & Clearing Corporation (DTCC), The Midwest Trust Company, Securities Industry Automation Corporation (SIAC), National Security Clearing Corporation, The American Stock Exchange and the National Association of Security Dealers Inc), Quick & Reilly, Inc., (NYSE: BQR), Reckson Associates Realty Corp (NYSE: RX) and The Bear Stearns Current Yield Fund (AMEX:YYY). He is a former Chairman of the Board of Governors of St. Francis Hospital, Roslyn, NY and Mercy Medical Center, Rockville Centre, NY. Date of birth is February 11, 1956.

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

Dawson Reimer, MAES – President and Chief Operating Officer

Dawson Reimer proceeded from a Master's Degree in Economic Development, University of Waterloo to be employed as a full-time consultant to the Federal Department of Western Diversification. Beginning in 1996, he served as Business Development/Investor Relations with Genesys Pharma Inc. In 1997, he transitioned to Genesys Venture Inc., a biotech business incubator, where he assisted numerous biotechnology ventures in developing business plans, obtaining financing, and developing intellectual property protection. In this capacity, Mr. Reimer became actively involved in the Company at its inception and has been directly employed by the Company since 2001. In July 2011 he transitioned from Vice President, Operations to his current position as President and Chief Operating Officer of the Company.  Mr. Reimer is a son-in-law of Dr. Albert D. Friesen, Director, Chairman and Chief Executive Officer.   Date of birth is May 7, 1971.

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

Graeme Merchant, B.B.A. – Vice President, Commercial Operations

Graeme Merchant joined the Company as an analyst in business development and commercial operations in 2007. He was soon promoted to Manager of Commercial Operations for AGGRASTAT, and eventually named Director. Since 2013, Mr. Merchant has been Vice President of Commercial Operations. He is responsible for all sales, marketing, and medical activities for AGGRASTAT within the United States. Graeme was instrumental in helping guide the Company through its corporate restructuring and the relaunch of AGGRASTAT under the FDA approved High-Dose Bolus regimen. He has a B.B.A. from the University of New Brunswick with a specialization in finance.

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

Graeme Merchant, B.B.A. – Vice President, Commercial Operations: Mr. Merchant is responsible for the Company’s Commercial Operations pertaining to AGGRASTAT (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2015, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $57,701 in fees paid or payable to Board members for attendance at meetings between January 1, 2015 and December 31, 2015 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007 and July 18, 2011. For the year ended December 31, 2015, the Company recorded A.D. Friesen Enterprises Ltd., $186,000 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2015, a bonus of $100,000 was accrued to Dr. Friesen.

Dawson Reimer serves the Company as President and Chief Operating Officer and received a salary of $190,000 payable in equal semi-monthly instalments and a bonus of $38,000 paid as a lump-sum for the year ended December 31, 2015.

Graeme Merchant serves the Company as Vice President, Commercial Operations and received a salary of $155,000 payable in equal semi-monthly instalments and bonuses of $49,676 paid quarterly for the year ended December 31, 2015.

During the year ended December 31, 2015, the Company paid directors a total of Nil (seven months ended December 31, 2014: Nil, Year ended May 31, 2014: Nil; Year ended May 31, 2013: Nil; Year ended May 31, 2012: Nil; and Year ended May 31, 2012: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 - $10,127 and year ended May 31, 2014 - $14,918) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. As at December 31, 2015, the Company has $5,675 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 106,490 of its common shares at a deemed price of $1.98 per common share to satisfy $210,850 of outstanding amounts owing to the Company’s Board of Directors. The shares were issued on January 9, 2015.

On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares at a deemed price of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, four of whom were elected at the Company’s annual general meeting of the shareholders held on June 26, 2015. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2015, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 39 employees as at December 31, 2015. During the year ended December 31, 2015, the Company has increased its total employment and plans to continue to increase total employment during 2016.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2015.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1) (2)	2,448,455	(1)	16.95%
Common shares	Dr. Arnold Naimark (3)	35,194		0.16%
Common shares	Gerald P. McDole (2)	44,950		0.24%
Common shares	Peter Quick (3)	40,278		0.28%
Common shares	Brent Fawkes (2)	12,376		0.09%
Common shares	James Kinley	2,100		0.01%
Common shares	Dawson Reimer	23,315		0.16%
Common shares	Graeme Merchant	17,217		0.12%

(1)	Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the General Partner of the Fund.

(2)	On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3)	Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2015. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	10,000	$24.45	October 14, 2016
	414,000	$1.50	July 18, 2021
	75,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
	9,000	$1.90	March 27, 2025
Dr. Arnold Naimark	7,333	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Gerald P. McDole	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Peter Quick	3,333	$23.10	January 16, 2017
	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Brent Fawkes	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
James Kinley	45,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Dawson Reimer	6,667	$24.45	October 14, 2016
	6,667	$0.45	November 10, 2018
	266,667	$1.50	July 18, 2021
	56,000	$0.30	May 10, 2023
	5,600	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Graeme Merchant	430	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	6,667	$0.60	April 16, 2019
	100,000	$1.50	July 18, 2021
	45,000	$0.30	May 10, 2023
	8,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s Stock Option Plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

Subsequent to December 31, 2015, 226,850 stock options were exercised, 132,000 at an exercise price of $0.30 per common share, 81,350 at an exercise price of $1.90 per common share and 13,500 at an exercise price of $3.90 per common share. The 132,000 stock options exercised at $0.30 pertained to the officers of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2015, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,448,455	(1)	16.95%

Common shares	MM Asset Management Inc. Toronto, Ontario	2,524,445		17.48%

Notes:

(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.

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

As of December 31, 2015, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,606,668 (or 18.05% of common shares).

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

During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended May 31, 2014, the Company recorded a bonus of $286,849 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd. During the seven months ended December 31, 2014 the Company recorded a total $108,500 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2013, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2012, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Subsequent to December 31, 2015 and effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,083 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer.

During the year ended December 31, 2015, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $215,000 (seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000 and year ended May 31, 2013 - $190,000) for business administration services, $176,051 (seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500 and year ended May 31, 2013 - $32,500) in rental costs and $33,575 (seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735 and year ended May 31, 2013 - $26,125) for commercial and information technology support services. As described in note 16 to the Company’s consolidated financial statements, the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms

Regulatory affairs support	June 22, 2009	Services provided as needed on an hourly basis.

Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $2,000, plus hourly charges for pharmacovigilance services outside base services.

Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $1,250, plus hourly charges for pharmacovigilance services outside base services.

Quality assurance support	June 1, 2010	Services provided as needed on an hourly basis.

AGGRASTAT® clinical trial management	May 1, 2010	Services provided as needed on an hourly basis.

During the seven months ended December 31, 2014, the Company paid GVI CDS $330,764 (seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583 and year ended May 31, 2013 - $134,696) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the, the Company paid CanAm $399,580 (seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732 and year ended May 31, 2013 - $467,763) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $12,409 (seven months ended December 31, 2014, $18,082, year ended May 31, 2014 - $36,904 and year ended May 31, 2013 - $7,366) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2015, included in accounts payable and accrued liabilities is $23,494 (December 31, 2014 - $120,962 and May 31, 2014 - $90,262) payable to GVI, $64,539 (December 31, 2014 - $145,100 and May 31, 2014 - $148,461) payable to GVI CDS and $60,611 (December 31, 2014 - $247,752 and May 31, 2014 - $373,956) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the seven months ended December 31, 2015, the Company recorded a bonus of $100,000 (seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849 and year ended May 31, 2013 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2015, included in accounts payable and accrued liabilities is $45,753 (December 31, 2014 - $345,753 and May 31, 2014 - $286,849) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2015, the seven months ended December 31, 2014 and years ended May 31, 2014 and 2013 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2014, except as disclosed in this Annual Report on Form 20-F.

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

From March 26, 2010 until October 21, 2011, shares of the Company traded on the NEX board of the TSX-V under the symbol “MPH.H”. On October 24, 2011 shares of the Company commenced trading on the TSX-V under the symbol “MPH”. The following tables et forth for the periods indicated the price history of the Company’s common shares on the TSX-V and the NEX.

	TSX/NEX/ TSX-V High ($)	TSX/NEX/ TSX-V Low ($)

Fiscal Quarter Ended

December 31, 2015	4.35	3.00
September 30, 2015	3.94	2.35
June 30, 2015	2.74	1.91
March 31, 2015	2.39	1.20
Period from December 1, 2014 to December 31, 2014	2.51	1.95	(1)
November 30, 2014	2.91	1.58
August 31, 2014	2.97	1.62
May 31, 2014	3.15	0.35
February 28, 2014	0.70	0.20
November 1, 2013	0.53	0.14
August 31, 2013	0.28	0.10
May 31, 2013	0.45	0.20
February 29, 2013	0.67	0.23
Period from November 2, 2012 to November 30, 2012	0.64	0.38	(2)
Period from September 1, 2012 to November 1, 2012	0.045	0.03	(2)
August 31, 2012	0.04	0.025
May 31, 2012	0.045	0.025
February 29, 2012	0.045	0.015
November 30, 2011	0.035	0.02
August 31, 2011	0.06	0.015

1)	The Company changed its fiscal year end from May 31 to December 31 in 2014, resulting in a stub fiscal year of June 1, 2014 to December 31, 2014. For comparison purposes, trading data is presented for calendar rather than fiscal periods.
2)	By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company's name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation. The trading prices presented here have not been adjusted to reflect the consolidation.

B. Plan of Distribution

Not applicable.

C. Markets

The Company's common shares are listed for trading on the TSX-V under the symbol “MPH”. Certain market makers also trade the Company’s common shares on the OTC Pink Market, under the symbol MCUJF.

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

6. Ownership of Securities

There are no limitations imposed by the Act, or by the Articles or By-Law or any other constituent document of the Company., on the right of non-resident or foreign shareholders to own or vote securities of the Company. However, the Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada), unless after review the Minister responsible for the Investment Canada Act (Canada) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.

The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor's own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

An investment in the Company’s common shares by a non-Canadian, who is not a resident of a World Trade Organization (“WTO”) member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of the Company and the value of the assets of the Company was CAN$5 million or more. An investment in common shares of the Company by residents of WTO members would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently CAN $600 million for the year 2016; it will increase to CAN $800 million starting April 24, 2017.

A non-Canadian would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares) unless it could be established that, on the acquisition, the Company is not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

i)	the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

ii)	the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada), if the acquisition is subject to approval under the Bank Act (Canada), the Cooperative Credit Associations Act (Canada), the Insurance Companies Act (Canada) or the Trust and Loan Companies Act (Canada); and

iii)	the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

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

Except as provided in the Investment Canada Act (Canada), which has rules regarding certain acquisitions of shares by non-residents, there is no limitation imposed by Canadian law, or by the Company’s Articles or By-Law, or by any other constituent documents of the Company, on the right of a non-resident to hold or vote the Company’s common shares. Investment Canada Act is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures, . Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

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

As discussed below, the Company does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2015, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending December 31, 2016. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2015, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending December 31, 2015 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

The Company does not believe that it was a PFIC for the taxable year ended May 31, 2014, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2016. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2015 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for benefits under the Convention, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax -exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act, and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Convention and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Convention or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder's particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Convention, the rate of withholding tax on dividends paid to a U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Convention.

Dispositions

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Convention.

Provided that the Company's common shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Common shares as taxable Canadian property should consult with the U.S. Holder's own tax advisers in advance of any disposition of Common shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Convention, and any related compliance procedures.

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

An increase or decrease in interest rates of one percent during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $20,000 (seven months ended December 31, 2014 - $4,000 and year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of one percent during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $49,000 (seven months ended December 31, 2014 - $52,000 and year ended May 31, 2014 - $52,000).

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2015, it is estimated that approximately 65% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for the year ended December 31, 2015 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2014, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2015 due to the following material weaknesses:

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2015, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. As at December 31, 2015, the Company had accrued $86,400 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2015	2014
	$86,400	$86,400

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2015	2014
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2015	2014
	$-	$-

(d) All other fees	2015	2014
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2015, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

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

Year ended December 31, 2015

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

Ernst & Young LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

March 28, 2016

Independent auditors’ report of registered public accounting firm

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and May 31, 2014, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in equity (deficiency) and cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2015, December 31, 2014 and May 31, 2014, and its financial performance and its cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Winnipeg, Canada
March 28, 2016	Chartered Professional Accountants

MEDICURE INC.

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31, 2015 and 2014 and May 31, 2014

			December 31,	December 31,	May 31,
	Note		2015	2014	2014
Assets
Current assets:
Cash			$3,568,592	$493,869	$234,297
Accounts receivable	4		9,823,616	1,637,676	947,602
Inventories	5		2,289,275	1,099,576	765,653
Prepaid expenses	15		1,767,071	642,976	206,188
Total current assets			17,448,554	3,874,097	2,153,740

Non-current assets:
Property and equipment	6		230,162	33,161	20,681
Intangible assets	7		1,411,992	1,096,946	1,433,158
Investment in Apicore	8		1,559,599	1,361,824	-
Long-term derivative	8		227,571	194,491	-
Deferred tax assets	13		379,000	-	-
Total non-current assets			3,808,324	2,686,422	1,453,839

Total assets			$21,256,878	$6,560,519	$3,607,579

Liabilities and Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	11, 12(d) & 16		$7,079,091	$3,248,877	$2,705,898
Current portion of long-term debt	9		1,625,191	654,877	-
Current portion of royalty obligation	10		1,648,180	473,744	317,006
Total current liabilities			10,352,462	4,377,498	3,022,904

Non-current liabilities
Long-term debt	9		2,617,593	4,225,949	4,847,279
Royalty obligation	10		3,725,272	1,715,310	1,461,572
Other long-term liability	11		100,000	152,778	152,778
Total non-current liabilities			6,442,865	6,094,037	6,461,629
Total liabilities			16,795,327	10,471,535	9,484,533

Equity (deficiency):
Share capital	12	(b)	121,413,777	117,045,763	117,036,672
Warrants	12	(d)	101,618	-	-
Contributed surplus			6,789,195	5,360,748	4,743,035
Accumulated other comprehensive income			1,104,388	298,329	154,791
Deficit			(124,947,427)	(126,615,856)	(127,811,452)
Total equity (deficiency)			4,461,551	(3,911,016)	(5,876,954)

Commitments and contingencies	15
Subsequent events	12(c) & 15

Total liabilities and equity (deficiency)			$21,256,878	$6,560,519	$3,607,579

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

		December 31,	December 31,	May 31,	May 31,
	Note	2015	2014	2014	2013
Revenue
Product sales, net		$22,083,128	$5,264,395	$5,050,761	$2,602,700
Cost of goods sold	5 & 7	2,259,867	600,574	868,122	665,896
Gross Profit		19,823,261	4,663,821	4,182,639	1,936,804

Expenses
Selling, general and administrative		10,237,116	3,231,392	3,624,695	2,322,840
Research and development		4,865,255	783,130	688,671	1,700,479
		15,102,371	4,014,522	4,313,366	4,023,319
Income (loss) before the undernoted		4,720,890	649,299	(130,727)	(2,086,515)

Other expense (income):
Reversal of impairment loss7		(788,305)	-	-	-
Investment structuring services	8	-	(1,385,099)	-	-
Revaluation of long-term derivative	8	(33,080)	81,431	-	-
Loss on settlements of debt	12(b)	60,595	-	-	-
		(760,790)	(1,303,668)	-	-

Finance expense (income):
Finance expense, net	12(d) & 14	4,123,452	729,657	1,808,987	466,273
Foreign exchange loss (gain), net		68,799	27,714	(5,618)	21,516
		4,192,251	757,371	1,803,369	487,789
Net income (loss) before income taxes		1,289,429	1,195,596	(1,934,096)	(2,574,304)
Income tax recovery	13	379,000	-	-	-

Net income (loss)		$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)
Translation adjustment		806,059	143,538	86,679	(34,697)

Comprehensive income (loss)		$2,474,488	$1,339,134	$(1,847,417)	$(2,609,001)

Basic earnings (loss) per share		$0.12	$0.10	$(0.16)	$(0.21)
Diluted earnings (loss) per share		$0.11	$0.09	$(0.16)	$(0.21)
Weighted average number of common shares used in
computing basic earnings (loss) per share		13,461,609	12,204,827	12,196,745	12,196,508
Weighted average number of common shares used in
computing fully diluted earnings (loss) per share		15,765,570	13,843,126	12,196,745	12,196,508

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Changes in Equity (Deficiency)

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

				Cumulative
		Share		Contributed	Translation	Equity
	Note	Capital	Warrants	Surplus	Account	(Deficit)	Total
Balance, May 31, 2012		$117,033,258	$-	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)
Net loss for the year ended May 31, 2013		-	-	-	-	(2,574,304)	(2,574,304)
Other comprehensive loss for the year ended May 31, 2013		-	-	-	(34,697)	-	(34,697)
Transactions with owners, recorded directly in equity
Share-based payments	12(c)	-	-	102,993	-	-	102,993

Total transactions with owners		-	-	102,993	-	-	102,993

Balance, May 31, 2013		$117,033,258	$-	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

Net loss for the year ended May 31, 2014		-	-	-	-	(1,934,096)	(1,934,096)
Other comprehensive income for the year ended May 31, 2014		-	-	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	3,414	-	(1,414)	-	-	2,000
Share-based payments	12(c)	-	-	295,144	-	-	295,144

Total transactions with owners		3,414	-	293,730	-	-	297,144

Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)

Net income for the seven months ended December 31, 2014		-	-	-	-	1,195,596	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	-	143,538	-	143,538

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	9,091	-	(2,992)	-	-	6,099
Share-based payments	12(c)	-	-	620,705	-	-	620,705

Total transactions with owners		9,091	-	617,713	-	-	626,804

Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

Net income for the yea ended December 31, 2015		-	-	-	-	1,668,429	1,668,429
Other comprehensive income for the year months ended December 31, 2015		-	-	-	806,059	-	806,059

Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	4,021,782	-	-	-	-	4,021,782
Issuance of warrants	12(b)	-	232,571	-	-	-	232,571
Stock options exercised	12(c)	65,034	-	(31,869)	-	-	33,165
Warrants exercised	12(b)	281,198	(130,953)	-	-	-	150,245
Share-based compensation	12(c)	-	-	1,460,316	-	-	1,460,316

Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079

Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

		December 31,	December 31,	May 31,	May 31,
	Note	2015	2014	2014	2013

Cash provided by (used in):
Operating activities:
Net income (loss)		$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)
Adjustments for:
Income tax recovery	13	(379,000)	-	-	-
Reversal of impairment loss	7	(788,305)	-	-	-
Investment structuring services	8	-	(1,552,771)	-	-
Revaluation of long-term derivative	8	(33,080)	81,431	-	-
Loss on settlements of debt	12(b)	60,595	-	-	-
Amortization of property and equipment	6	31,544	5,033	7,727	11,500
Amortization of intangible assets	7	659,390	428,116	553,542	525,482
Stock-based compensation	12(c)	1,460,316	620,705	295,144	102,993
Write-up (write-down) of inventory	5	40,920	(80,874)	22,209	19,639
Write-down of intangible assets	7	-	-	-	62,133
Finance expense, net	14	4,123,452	729,657	1,808,987	466,273
Difference between fair value of other long-term liability and funding received	11	47,222	-	(14,483)	(32,739)
Unrealized foreign exchange loss (gain)		111,817	(27,892)	5,303	(3,011)
Change in the following:
Accounts receivable		(8,185,940)	(690,074)	(514,986)	(12,419)
Inventories		(1,230,619)	(253,049)	114,937	(380,113)
Prepaid expenses		(1,124,095)	(436,788)	(176,733)	95,629
Accounts payable and accrued liabilities		4,637,217	639,573	407,966	889,981
Other long-term liability		-	-	-	200,000
Interest paid	14	(314,300)	(225,459)	(299,346)	(273,417)
Royalties paid	10	(642,768)	(156,722)	(165,291)	(88,105)

Cash flows from (used in) operating activities		142,795	276,482	110,880	(990,478)

Investing activities:
Acquisition of property and equipment	6	(226,570)	(16,713)	(5,513)	(3,108)
Acquisition of intangible assets	7	-	(7,206)	-	(4,289)

Cash flows used in investing activities		(226,570)	(23,919)	(5,513)	(7,397)

Financing activities:
Issuance of common shares, net of issue costs	12(b)	3,630,324	-	-	-
Exercise of stock options	12(c)	33,165	6,099	2,000	-
Exercise of warrants	12(b)	150,245	-	-	-
Repayment of long-term debt	9	(694,444)	-	-	-

Cash flows from financing activities		3,119,290	6,099	2,000	-

Foreign exchange gain on cash held in foreign currency		39,208	910	315	145

Increase (decrease) in cash		3,074,723	259,572	107,682	(997,730)
Cash, beginning of period		493,869	234,297	126,615	1,124,345

Cash, end of period		$3,568,592	$493,869	$234,297	$126,615

Supplementary information:
Non-cash investing activities:
Investment structuring services	8	$-	$1,552,771	$-	$-
Non-cash financing activities:
Shares issued on debt settlements	12(b)	$624,029	$-	$-	$-
Warrants issued as share issue costs	12(b)	$232,571	$-	$-	$-

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

1.	Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2016.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current period reflecting twelve months of operations ended December 31, 2015, while the immediately comparative period ended December 31, 2014 only reflects seven months of operations. Additional comparable periods reflect the twelve months ended May 31, 2014 and 2013.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

2.	Basis of preparation of financial statements (continued):

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 19(c): The assumptions and model used to estimate the value of share-based payment transactions and warrants

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure U.S.A. Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant intercompany transactions and balances have been eliminated.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(b)	Foreign currency

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

(ii) revenue and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income (loss) in the cumulative translation account.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities and long-term debt.

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(e)	Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, finished products which are available for sale and pre-launch inventory and are measured at the lower of cost and net realizable value. Pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

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

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and office equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

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

(ii) Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

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

(iii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(h)	Investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a minority interest in a pharmaceutical manufacturing business as described in note 8. The acquisition was completed by the Company and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently measured at amortized cost.

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

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

(j)	Impairment of non-financial assets

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(k)	Employee benefits

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

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

(l)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method, offset by any finance income which is comprised of interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(m)	Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity (deficiency) or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(m)	Income taxes (continued)

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

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(o)	New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

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

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(o)	New standards and interpretations not yet adopted (continued)

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements ("IAS 1")

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative"). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statements disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Accounts receivable:

	December 31, 2015	December 31, 2014	May 31, 2014

Trade accounts receivable	$9,797,312	$1,606,473	$928,852
Other accounts receivable	26,304	31,203	18,750

	$9,823,616	$1,637,676	$947,602

As at December 31, 2015, the trade accounts receivable consist of amounts owing from four customers which represent approximately 100% (December 31, 2014 - five customers and 99% and May 31, 2014 - four customers and 98%) of trade accounts receivable.

5.	Inventories:

	December 31, 2015	December 31, 2014	May 31, 2014

Unfinished product and packaging material	$110,330	$163,163	$152,488
Finished product available-for-sale	1,008,773	936,413	613,165
Pre-launch inventory	1,170,172	-	-

	$2,289,275	$1,099,576	$765,653

During the year ended December 31, 2015, the Company wrote off $40,920 of inventory that had expired or was otherwise unuseable. During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written off. During the years ended May 31, 2014 and 2013, the Company wrote off $22,209 and $19,639 respectively, of inventory that had expired or were otherwise unuseable. Inventories expensed as part of cost of goods sold during the year ended December 31, 2015 amounted to $1,563,344 (seven months ended December 31, 2014 - $349,901, year ended May 31, 2014 - $300,378 and year ended May 31, 2013 - $131,355).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

6.	Property and equipment:

	Computer	Furniture,
	and office	fixtures and	Leasehold
Cost	equipment	equipment	improvements	Total

Balance, May 31, 2013	$27,739	$132,436	$-	$160,175
Additions	5,513	-	-	5,513
Effect of movements in exchange rates	-	5,218	-	5,218

Balance, May 31, 2014	33,252	137,654	-	170,906
Additions	13,607	3,106	-	16,713
Effect of movements in exchange rates	-	8,357	-	8,357

Balance, December 31, 2014	$46,859	$149,117	$-	$195,976

Additions	74,007	55,797	96,766	226,570
Disposals	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	24,652	-	24,652

Balance, December 31, 2015	$99,212	$229,566	$96,766	$425,544

	Computer	Furniture,
	and office	fixtures and	Leasehold
Accumulated Amortization	equipment	equipment	improvements	Total

Balance, May 31, 2013	$21,682	$116,258	$-	$137,940
Amortization	3,577	4,150	-	7,727
Effect of movements in exchange rates	-	4,558	-	4,558

Balance, May 31, 2014	25,259	124,966	-	150,225
Amortization	2,882	2,151	-	5,033
Effect of movements in exchange rates	-	7,557	-	$7,557

Balance, December 31, 2014	$28,141	$134,674	$-	$162,815

Amortization	12,445	11,358	7,741	31,544
Disposals	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	22,677	-	22,677

Balance, December 31, 2015	$18,932	$168,709	$7,741	$195,382

	Computer	Furniture,
	and office	fixtures and	Leasehold
Carrying amounts	equipment	equipment	Improvements	Total

As at May 31, 2014	$7,993	$12,688	$-	$20,681
As at December 31, 2014	$18,718	$14,443	$-	$33,161
As at December 31, 2015	$80,280	$60,857	$89,025	$230,162

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

7.	Intangible assets:

			Customer
Cost	Patents	Trademarks	list	Total

Balance, May 31, 2013	$8,834,298	$1,642,142	$289,790	$10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	9,238,151	1,717,216	303,038	11,258,405
Additions	7,206	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	788,696

Balance, December 31, 2014	9,892,623	1,837,431	324,253	12,054,307
Effect of movements in exchange rates	1,820,309	364,473	64,319	2,249,101
Reversal of impairment loss	3,995,617	2,226,434	392,900	6,614,951

Balance, December 31, 2015	$15,708,549	$4,428,338	$781,472	$20,918,359

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	list	Total

Balance, May 31, 2013	$7,406,600	$1,232,126	$217,435	$8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	8,161,810	1,413,917	249,520	9,825,247
Amortization	340,076	74,834	13,206	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	703,998

Balance, December 31, 2014	9,085,292	1,591,259	280,810	10,957,361
Amortization	485,298	147,978	26,114	659,390
Effect of movements in exchange rates	1,687,291	319,327	56,352	2,062,970
Reversal of impairment loss	3,523,955	1,957,288	345,403	5,826,646

Balance, December 31, 2015	$14,781,836	$4,015,852	$708,679	$19,506,367

			Customer
Carrying amounts	Patents	Trademarks	list	Total
As at May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158
As at December 31, 2014	$807,331	$246,172	$43,443	$1,096,946
As at December 31, 2015	$926,713	$412,486	$72,793	$1,411,992

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

7.	Intangible assets (continued):

The Company has considered indicators of impairment as at December 31, 2015, December 31, 2014 and May 31, 2014. To December 31, 2015, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 or the year ended May 31, 2014. During the year ended May 31, 2013 the Company recorded a write-down of intangible assets, within research and development expense, totalling $62,133, relating to patent applications no longer being pursued and patents being abandoned. The average remaining amortization period of the Company's intangible assets is approximately 0.8 years.

For the year ended December 31, 2015, amortization of intangible assets relating to AGGRASTAT® totalling $655,603 (seven months ended December 31, 2014 - $331,547, year ended May 31, 2014 - 545,535 and year ended May 31, 2013 - $514,902) is recognized in cost of goods sold and amortization of other intangible assets totalling $3,787 (seven months ended December 31, 2014 - $96,569, year ended May 31, 2014 - $8,007 and year ended May 31, 2013 - $10,580) is recognized in research and development expenses.

As described in note 9, certain intangible assets were pledged as security against long-term debt.

8.	Investment in Apicore:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options have since been exercised. This results in the Company's ownership being diluted to 6.07% (4.95% fully diluted).

The Company has a contractual obligation to assist in funding the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the consolidated financial statements.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at December 31, 2015, the investment in Apicore was recorded at $1,559,599 (December 31, 2014 - $1,361,824). The increase in value is as a result of the translation of the foreign currency balance of the portion of the investment in Apicore held by Medicure USA. The difference of $197,775 is recorded as a translation adjustment through other comprehensive income in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2015 (seven months ended December 31, 2014 - $84,975).

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at December 31, 2015, the option rights have a value of $227,571 (December 31, 2014 - $194,491). The change in the value of the option rights of $33,080 is recorded in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2015 as a revaluation of the long-term derivative (seven months ended December 31, 2014 - ($81,431)).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

8.	Investment in Apicore (continued):

As there was no cash consideration for the investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totalled $167,672 as investment structuring services in the consolidated statement of income (loss) and comprehensive income (loss) for the seven months ended December 31, 2014.

9.	Long-term debt:

	December 31, 2015	December 31, 2014	May 31, 2014

Manitoba Industrial Opportunities Program loan	$4,242,784	$4,880,826	$4,847,279
Current portion of long-term debt	(1,625,191)	(654,877)	-

	$2,617,593	$4,225,949	$4,847,279

Principal repayments to maturity by fiscal year are as follows:

2016	$1,666,667
2017	1,666,667
2018	972,222

4,305,556
Less deferred debt issue expenses (net of accumulated amortization of $407,469)	(62,772)

$4,242,784

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at December 31, 2015, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended December 31, 2015 was 7% (seven months ended December 31, 2014 - 7%, year ended May 31, 2014 - 7% and year ended May 31, 2013 - 8%).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

10.	Royalty Obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 preconsolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2015 of $5,373,452 (December 31, 2014 - $2,189,054 and May 31, 2014 - $1,778,578) of which $1,648,180 (December 31, 2014 - $473,744 and May 31, 2014 - $317,006) represents the current portion of the royalty obligation. The change in the royalty obligation for the year ended December 31, 2015 of $3,791,282 (seven months ended December 31, 2014 - $492,722, year ended May 31, 2014 - $1,349,372 and May 31, 2013 - $72,689) is recorded within finance expense on the consolidated statements of net income (loss) and comprehensive Income (loss). Royalties for the year ended December 31, 2015 totalled $1,207,772, (seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131 and year ended May 31, 2013 - $104,979) with payments made during the year ended December 31, 2015 of $642,768 (seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291 and year ended May 31, 2013 - $88,105).

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

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The other long-term liability is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2015 of $200,000 (December 31, 2014 - $152,778 and May 31, 2014 - $152,778) of which $100,000 represents the current portion and is included within accounts payable and accrued liabilities on the consolidated statements of financial position. The net change in the other long-term liability for the year ended December 31, 2015 of $47,222 (seven months ended December 31, 2014 - nil, year ended May 31, 2014 - $14,483 and year ended May 31, 2013 - nil) is recorded as a research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

12.	Capital stock:

(a)	Authorized

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

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount

Balance, May 31, 2012	12,196,508	$117,033,258

Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (12c)	3,333	3,414

Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (12c)	10,066	9,091

Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (12c)	23,350	65,034
Shares issued upon exercise of warrants (12d)	68,293	281,198

Balance, December 31, 2015	14,445,168	$121,413,777

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totalled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen, and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the consolidated statements of income (loss) and comprehensive income (loss) as a loss on settlement of debt.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

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

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s stock option plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s stock option plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

Changes in the number of options outstanding during the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

	December 31, 2015		December 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	1,720,253	$2.12	1,418,019	$2.15
Granted	644,070	2.65	332,300	1.90
Exercised	(23,350)	(1.42)	(10,066)	(0.61)
Forfeited, cancelled or expired	(63,847)	(15.60)	(20,000)	(1.05)

Balance, end of period	2,277,126	$1.90	1,720,253	$2.12

Options exercisable, end of period	2,277,126	$1.90	1,720,253	$2.12

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

	May 31, 2014		May 31, 2013

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	1,421,352	$2.14	962,610	$3.04
Granted	-	-	463,000	0.30
Exercised	(3,333)	(0.60)	-	-
Forfeited, cancelled or expired	-	-	(4,258)	(4.68)

Balance, end of period	1,418,019	$2.15	1,421,352	$2.14

Options exercisable, end of period	1,418,019	$2.15	1,421,352	$2.14

Options outstanding at December 31, 2015 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30	446,000	7.35 years	$0.30	446,000
$0.31 - $1.00	41,999	2.88 years	$0.58	41,999
$1.01 - $3.00	1,595,687	5.46 years	$1.79	1,595,687
$3.01 - $5.00	160,500	4.90 years	$3.90	160,500
$10.01 - $15.00	11,773	1.95 years	$14.55	11,773
$20.01 - $25.00	20,000	0.83 years	$24.23	20,000
$25.01 - $25.20	1,167	0.78 years	$25.20	1,167

$0.30 - $25.20	2,277,126	5.68 years	$1.90	2,277,126

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2015 is $1,460,316 (seven months ended December 31, 2014 - $620,705, year ended May 31, 2014 - $295,144 and year ended May 31, 2013 - $102,993). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

	Year ended	Seven months
	December 31,	December 31,
	2015	2014

Expected option life	1.0 - 5.3 years	5.0 - 5.4 years
Risk-free interest rate	0.57% - 0.92%	1.01% - 1.66%
Dividend yield	nil	nil
Expected volatility	135.03% - 171.07%	142.68% - 166.39%

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

Subsequent to December 31, 2015, 226,850 stock options were exercised, 132,000 at an exercise price of $0.30 per common share, 81,350 at an exercise price of $1.90 per common share and 13,500 at an exercise price of $3.90 per common share.

(d)	Warrants

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at December 31, 2015 and total $1,161 (December 31, 2014 - $36,259 and May 31, 2014 - $54,344). Changes in fair value of the warrants for the year ended December 31, 2015 of ($35,098) (seven months ended December 31, 2014 - ($18,085), year ended May 31, 2014 - $43,820 and year ended May 31, 2013 - ($24,459)) are recorded within finance expense.

Changes in the number of warrants with an exercise price denominated in a currency other than the Company's functional currency outstanding during the year ended December 31, 2015, the seven months ended December 31, 2014 and the year ended May 31, 2014 are as follows:

		Exercise
Issue	Original	Price		May 31,	Granted	December 31,	Granted	December 31,
(expiry date)	granted	per share		2014	(expired)	2014	(expired)	2015

66,667 units (expiry - December 31, 2016)	66,667	USD$	18.90	66,667	-	66,667	-	66,667

The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007, are denominated in U.S. dollars and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 12(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 10, 2015, the underwriters exercised 68,293 warrants at a price of $2.20 for gross proceeds of $150,245 to the Company.

	December 31, 2015

		Weighted
		average
		exercise
	Shares	price

Balance, beginning of period	-	$-
Granted	128,068	2.20
Exercised	(68,293)	(2.20)

Balance, end of period	59,775	$2.20

Warrants exercisable, end of period	59,775	$2.20

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(d)	Warrants (continued)

The fair value of the warrants issued on June 26, 2015 was determined at the date of measurement using an option pricing model with the following assumptions:

December 31, 2015

Expected warrant life	2.0 years
Risk-free interest rate	0.63%
Dividend yield	nil
Expected volatility	133.93%

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 was 13,461,609, 12,204,827, 12,196,745 and 12,196,508, respectively. For the year ended December 31, 2015 and the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the years ended May 31, 2014 and 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

13.	Income taxes:

The Company recognized an income tax recovery of $379,000 for the year ended December 31, 2015 (seven months ended December 31, 2014 - nil, year ended May 31, 2014 - nil and year ended May 31, 2013 - nil) in the consolidated statements of net income (loss) and comprehensive income (loss) to the extent that it is probable that future taxable profits will be available against which the accumulated tax losses and deductible temporary differences can be utilized.

As at December 31, 2015, December 31, 2014 and May 31, 2014, deferred tax assets have been recognized with respect to the following items:

	December 31, 2015	December 31, 2014	May 31, 2014

Deferred tax assets
Non-capital loss carryforwards	$356,000	$-	$-
Other	23,000	-	-

	$379,000	$-	$-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

13.	Income taxes (continued):

As at December 31, 2015, December 31, 2014 and May 31, 2014, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2015	December 31, 2014	May 31, 2014

Deferred tax assets
Non-capital loss carryforwards	$7,086,000	$6,920,000	$7,239,000
Scientific research and experimental development	3,793,000	3,793,000	3,793,000
Other	235,000	1,009,000	733,000
Deferred tax liability
Investment in Apicore	(70,000)	(66,000)	-

	$11,044,000	$11,656,000	$11,765,000

The deferred tax liability as at December 31, 2015 was not recorded as there are sufficient deductible temporary differences which are available to reverse in the same periods as the taxable temporary difference.

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the year ended December 31, 2015, the seven months ended December 31, 2014 and years ended May 31, 2014 and 2013 to the income tax recovery is as follows:

	December 31,	December 31,	May 31,	May 31,
	2015	2014	2014	2013

Income (loss) for the period:
Canadian	$(2,972,573)	$(283,456)	$(2,037,987)	$(1,196,746)
Foreign	4,262,002	1,479,052	103,891	(1,377,558)

	1,289,429	1,195,596	(1,934,096)	(2,574,304)

Canadian federal and provincial income taxes at 27.00% (December 31, 2014, May 31, 2014 - 27.00% and May 31, 2013 - 27.00%)	(348,000)	(323,000)	522,000	695,000
Permanent differences and other items	(537,000)	(170,000)	(256,000)	(268,000)
Foreign tax rate in foreign jurisdiction	652,000	252,000	(9,000)	(355,000)
Change in unrecognized deferred tax assets	619,000	241,000	(257,000)	(72,000)

	$379,000	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5%) and the United States (38%) that is applicable to income or losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc. and Medicure USA.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

13.	Income taxes (continued):

At December 31, 2015, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2026	$939,503
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,425,224
2035	1,467,272

$17,250,282

Scientific research and development tax credits of $3,826,000 (December 31, 2014 - $3,826,000 and May 31, 2014 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, will expire by 2028. No asset has been recorded in relation to these credits.

At December 31, 2015, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$411,615
2031	146,304
2034	7,809
2035	875

$566,603

At December 31, 2015, the Company has the following Barbados losses available for application in future years:

Expires in:
2016	$6,105,564
2017	32,284,852
2018	49,979,489
2019	9,238,044
2020	2,515,654
2021	1,290,323
2023	1,359,356

$102,773,282

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

14.	Finance Expense:

During the year ended December 31, 2015, the seven months ended December 31. 2014 and the years ended May 31, 2014 and 2013, the Company incurred finance expense as follows:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013

Interest on MIOP loan	$309,733	$187,451	$327,167	$396,653
Change in fair value of royalty obligation	3,791,282	492,722	1,349,372	72,889
Change in fair value of warrant liability	(35,098)	(18,085)	43,821	(24,529)
Other interest, net and banking fees	57,535	67,569	88,627	21,260

	$4,123,452	$729,657	$1,808,987	$466,273

During the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, the Company paid finance expense as follows:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013
Interest paid on MIOP loan	256,427	153,904	262,500	262,500
Other interest, net and banking fees paid	57,873	71,555	36,846	10,917

	$314,300	$225,459	$299,346	$273,417

15.	Commitments and contingencies:

(a)	Commitments

As at December 31, 2015, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2016	$3,047,516
2017	1,173,271
2018	207,600
2019	207,600
2020	207,600
Thereafter	830,400

$5,673,987

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at December 31, 2015, $1,063,707 (December 31, 2014 - $549,247 and May 31, 2014 - $182,620) is recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2015, interest of $22,675 (seven months ended December 31, 2014 - $18,738, May 31, 2014 - $17,009 and May 31, 2014 - nil) is recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to October 31, 2017 with additional minimum purchase commitments of US$714,420 (based on current pricing) per annum until 2017.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

15.	Commitments and contingencies (continued):

(a)	Commitments (continued)

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totalling US$150,000 annually (based on current pricing) until 2024.

On November 1, 2014, the Company amended its business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer, under which the Company is now committed to pay $17,917 per month, or $215,000 per year effective November 1, 2014 for a fourteen month term. The services provided under the business and administration agreement are described in note 16(b) Transactions with Related Parties. Either party may terminate this agreement at any time upon 90 days written notice. Additionally, effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Subsequent to December 31, 2015 and effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$200,000 in milestone payments and US$507,500 in costs relating to the project.

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b)	Guarantees

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

(c)	Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the year ended December 31, 2015 total $1,207,772, in regards to the royalty obligation (seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131 and year ended May 31, 2013 - $104,979) with payments made during the year ended December 31, 2015 of $642,768 (seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291 and year ended May 31, 2013 - $88,105).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

15.	Commitments and contingencies (continued):

(d)	Contingencies

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

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly instalments following approval. A decision from the FDA is expected in July 2016. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 15(a), in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

16.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and the Chief Financial Officer and beginning in fiscal 2015, the Vice-President, Commercial Operations, are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013

Salaries, fees and short-term benefits	$914,062	$366,015	$781,484	$472,623
Share-based payments	107,554	73,424	-	79,190

	$1,021,616	$439,439	$781,484	$551,813

As at December 31, 2015, the Company has $5,675 (December 31, 2014 - $336,766 and May 31, 2014 - $289,869) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 - $10,127, year ended May 31, 2014 - $14,918 and year ended May 31, 2013 - $3,107) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

16.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

On January 27, 2015 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

(b)	Transactions with related parties

Directors and key management personnel control 18% of the voting shares of the Company as at December 31, 2015 (December 31, 2014 - 19% and May 31, 2014 - 19%).

During the year ended December 31, 2015, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $215,000 (seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000 and year ended May 31, 2013 - $190,000) for business administration services, $176,051 (seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500 and year ended May 31, 2013 - $32,500) in rental costs and $33,575 (seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735 and year ended May 31, 2013 - $26,125) for commercial and information technology support services. As described in note 15, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The GVI agreement includes the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services.

As described in note 15(a), a new business and administration services agreement was entered into effective January 1, 2016. This new agreement no longer includes the Chief Financial Officer's services. Effective January 1, 2016, the Chief Financial Officer will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2015, the Company paid GVI CDS $330,764, (seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583 and year ended May 31, 2013 - $134,696) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the year ended December 31, 2015, the Company paid CanAm $399,580 (seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732 and year ended May 31, 2013 - $467,763) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015 $12,409 (seven months ended December 31, 2014 - $18,082, year ended May 31, 2014 - $36,904 and year ended May 31, 2013 - $7,366) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2015, included in accounts payable and accrued liabilities is $23,494 (December 31, 2014 - $120,962 and May 31, 2014 - $90,262) payable to GVI, $64,539 (December 31, 2014 - $145,100 and May 31, 2014 - 148,461) payable to GVI CDS and $60,611 (December 31, 2014 - $247,752 and May 31, 2014 - $373,956) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the year ended December 31, 2015 the Company recorded a bonus of $100,000 (seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849 and year ended May 31, 2013 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2015, included in accounts payable and accrued liabilities is $45,753 (December 31, 2014 - $345,753 and May 31, 2014 - $286,849) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

16.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

17.	Expenses by nature:

Expenses incurred for the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

	December 31,	December 31,	May 31,	May 31,
	2015	2014	2014	2013

Personnel expenses
Salaries, fees and short-term benefits	$3,908,579	$1,079,085	$1,584,724	$1,194,861
Share-based payments	1,460,316	620,705	295,144	102,993
	5,368,895	1,699,790	1,879,868	1,297,854
Amortization and derecognition	690,934	433,149	561,269	599,115
Research and development	3,723,317	584,991	401,311	1,374,391
Manufacturing	916,939	-	127,953	117,071
Inventory material costs	1,563,344	349,901	300,378	131,355
Write-down (up) of inventory	40,920	(80,874)	22,209	19,639
Medical affairs	865,368	260,861	136,996	60,831
Administration	948,226	362,483	618,022	302,723
Selling and logistics	3,103,722	854,664	780,748	619,211
Professional fees	140,573	150,131	352,734	167,025

	$17,362,238	$4,615,096	$5,181,488	$4,689,215

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments:

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2015:

	Carrying	Fair
	amount	value

Financial assets
Loans and receivables
Cash	$3,568,592	$3,568,592
Accounts receivable	9,823,616	9,823,616
Long-term derivative	227,571	227,571

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$7,079,091	$7,079,091
Current portion of long-term debt	1,625,191	1,625,191
Current portion of royalty obligation	1,648,180	1,648,180
Long-term debt	2,617,593	2,617,593
Royalty obligation	3,725,272	3,725,272
Other long-term liability	100,000	100,000

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 and the current portion of the other long-term liability (Level 3) of $100,000.

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2014 and May 31, 2014:

	December 31, 2014		May 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Loans and receivables
Cash	$493,869	$493,869	$234,297	$234,297
Accounts receivable	1,637,676	1,637,676	947,602	947,602
Long-term derivative	194,491	194,491	-	-

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$3,248,877	$3,248,877	$2,705,898	$2,705,898
Current portion of long-term debt	654,877	654,877	-	-
Current portion of royalty obligation	473,744	473,744	317,006	317,006
Long-term debt	4,225,949	4,225,949	4,847,279	4,847,279
Royalty obligation	1,715,310	1,715,310	1,461,572	1,461,572
Other long-term liability	152,778	152,778	152,778	152,778

Included in accounts payable and accrued liabilities as at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 (May 31, 2014 - $54,344).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

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

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

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

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2015 is as follows:

	Level 1	Level 2	Level 3

Financial assets
Long-term derivative	$-	$-	$227,571

Financial liabilities
Accounts payable and accrued liabilities	$-	$1,161	$100,000
Current portion of long-term debt	-	1,625,191	-
Current portion of royalty obligation	-	-	1,648,180
Long-term debt	-	2,617,593	-
Royalty obligation	-	-	3,725,272
Other long-term liability	-	-	100,000

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 and the current portion of the other long-term liability (Level 3) of $100,000.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2014 is as follows:

	Level 1	Level 2	Level 3

Financial assets
Long-term derivative	$-	$-	$194,491

Financial liabilities
Accounts payable and accrued liabilities	$-	$36,259	$-
Current portion of long-term debt	-	654,677	-
Current portion of royalty obligation	-	-	473,744
Long-term debt	-	4,225,949	-
Royalty obligation	-	-	1,715,310
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2014 is as follows:

	Level 1	Level 2	Level 3

Financial liabilities
Accounts payable and accrued liabilities	$-	$54,344	$-
Current portion of royalty obligation	-	-	317,006
Long-term debt	-	4,847,279	-
Royalty obligation	-	-	1,461,572
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities as at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2015 would change by approximately $692,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2015 would change by approximately $138,000.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

Other long-term liability: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them. If the time frame when certain AGGRASTAT® sales targets are expected to be met were to be extended by one year, the other long-term liability recorded as at December 31, 2015 would change by approximately $17,000. There is no discount rate used in calculating the fair value of the other long-term liability recorded as at December 31, 2015.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2015 and the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2015	December 31, 2014	May 31, 2014

Cash	$2,391,230	$397,692	$177,548
Accounts receivable	7,078,982	1,384,772	856,716
Long-term derivative	164,430	167,650	-
Accounts payable and accrued liabilities	(4,466,722)	(1,430,885)	(1,063,783)
Current portion of royalty obligation	(1,190,881)	(408,365)	(293,902)
Royalty obligation	(2,691,670)	(1,478,588)	(1,348,065)

	$1,285,369	$(1,367,724)	$(1,671,486)

Based on the above net exposures as at December 31, 2015, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $64,000 (December 31, 2014 - $68,000 and May 31, 2014 - $84,000).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management: (continued)

(i)	Market risk (continued)

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, long-term debt and other long-term liability.

An increase or decrease in interest rates of 1% during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $20,000 (seven months ended December 31, 2014 - $4,000 and year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of 1% during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $49,000 (seven months ended December 31, 2014 - $52,000 and year ended May 31, 2014 - $52,000).

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2015, none of the outstanding accounts receivable were outside of the normal payment terms and the Company recorded a reversal of previous amounts written off to bad debts expenses of $4,142 (seven months ended December 31, 2014 - bad debt expense of $4,142 and year ended May 31, 2014 - nil).

(iii)	Liquidity risk

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

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(c)	Capital management (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At this stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2015.

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

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(c)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

19.	Determination of fair values (continued):

(d)	Warrant liability

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

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(f)	Other long-term liability

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

20.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended December 31, 2015 100% of revenue from the sale of finished products was generated from sales of AGGRASTAT® in the United States, which was to ten customers. customer A accounted for 30%, customer B accounted for 29%, customer C accounted for 33%, customer D accounted for 8% and the remaining six customers accounted for less than 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	December 31, 2015	December 31, 2014	May 31, 2014

Canada	$219,787	$21,565	$7,993
Barbados	1,411,992	1,096,946	1,433,158
United States	10,375	11,596	12,688

	$1,642,154	$1,130,107	$1,453,839

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];
1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];
1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];
1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];
1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];
1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];
1.7	Certificate of Amendment dated November 1, 2012
1.8	Bylaw No. 1A

4.	Material Contracts and Agreements:

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1];

4.3	Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1];

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2];

4.5	Stock Option Plan approved February 4, 2002 [3];

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3];

4.8	Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4];

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

99

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5];

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5];

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5];

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6];

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6];

4.16	Amended Stock Option Plan approved October 25, 2005 [6];

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7];

4.18	Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010.

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009.

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011.

100

4.27	Business and administration services agreement between Genesys Venture Inc. and the Company dated January 1, 2012.

4.28	Stock Option Plan approved November 30, 2012

4.29	Stock Option Plan approved November 4, 2014 **

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

101

[12] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 19, 2012.

[13] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 27, 2013.

[14] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 12, 2014.

[14] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

102

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2016

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per:

/s/ Albert Friesen

Albert D. Friesen, Ph.D.
Chairman, & CEO

103