Form 20-F
period 2016-12-31
MEDICURE INC
filed 2017-04-27
CIK 1133519

united states

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

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

At December 31, 2016 the registrant had 15,532,408 common shares issued and outstanding

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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2016, the rate for Canadian dollars was US $1.00 for CND $1.3427. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 25, 2017 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“2014 Apicore Transaction” means the transaction occurring on July 3, 2014 whereby the Company acquired a minority interest in Apicore.

“2016 Apicore Transaction” means the transaction occurring on December 1, 2016 whereby the Company acquired a majority interest in Apicore.

“angioplasty” means a surgical procedure to repair a damaged blood vessel or unblock an artery;

“aNDA” means abbreviated new drug application, which is submitted to the FDA;

“Apicore” means any one or more of Apicore LLC, Apicore US LLC, Apicore Inc., Apigen Investments Limited, and Apicore Pharmaceuticals PVT Ltd., including any of their affiliates and subsidiaries, and if the context requires, the pharmaceutical manufacturing business carried on by this group of companies;

“DMF” means drug master file, which is submitted to the FDA;

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

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

(a)	intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

(b)	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

(c)	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

(d)	intention to increase sales of AGGRASTAT®;

(e)	intention to develop TARDOXALTM (pyridoxal 5 phosphate), formerly MC-1, for neurological disorders;

(f)	intention to investigate and advance certain other product opportunities;

(g)	intention to develop and commercialize additional cardiovascular generic drug products;

(h)	intention to obtain regulatory approval for the Company's products;

(i)	expectations with respect to the cost of the testing and commercialization of the Company's products;

(j)	sales and marketing strategy;

(k)	anticipated sources of revenue;

(l)	intentions regarding the protection of the Company's intellectual property;

(m)	intention to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services);

(n)	intentions with respect to the growth of Apicore, and/or deriving any material benefits from the Company’s ownership of Apicore;

(o)	expectations with respect to acquiring additional ownership of Apicore;

(p)	business strategy; and

(q)	intention with respect to dividends.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

(a)	general business and economic conditions;

(b)	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

(c)	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

(d)	the ability of the Company to continue as a going concern;

(e)	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

(f)	results of current and future clinical trials;

(g)	the uncertainties associated with the acceptance and demand for new products;

(h)	clinical trials not being unreasonably delayed and expenses not increasing substantially;

(i)	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

(j)	the Company's ability to attract and retain skilled management and staff;

(k)	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

(l)	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

(m)	market competition;

(n)	the ability of Apicore to successfully operate its business plan;

(o)	the ability of the Company and Apicore to increase the value of Apicore;

(p)	tax benefits and tax rates; and

(q)	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2016, 2015 and 2014, and May 31, 2014 and for the fiscal years ended December 31, 2016, 2015, seven months ended December 31, 2014, and year ended May 31, 2014 was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data as at May 31, 2013 and for the fiscal year ended May 31, 2013 was extracted from the audited financial statements of the Company not included in this Annual Report.

The information provided in the audited consolidated financial statements included in this Annual Report on Form 20-F is prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

During the preparation of the Company’s consolidated financial statements for the seven months ended December 31, 2014, the Company determined that the accounting for stock-based compensation pertaining to a consulting agreement signed during the year ended May 31, 2014 was interpreted incorrectly in accordance with IFRS 2 Share-Based Payments for the year ended May 31, 2014. As a result, the May 31, 2014 information provided has been restated to include stock-based compensation expense relating to this consulting agreement.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares. All comparative figures have been adjusted retrospectively.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014 Restated	May 31, 2013

(as at period end)	$	$	$	$	$
Current Assets	55,211,748	17,448,554	3,874,097	2,153,740	1,491,485
Property and Equipment	10,300,639	230,162	33,161	20,681	22,235
Intangible Assets	100,864,817	1,411,992	1,096,946	1,433,158	1,910,069
Goodwill	47,485,572	-	-	-	-
Other Assets	862,891	2,166,170	1,556,315	-	-
Total Assets	214,725,667	21,256,878	6,560,519	3,607,579	3,423,789
Current Liabilities	60,885,767	10,352,462	4,377,498	3,022,904	3,557,024
Non-current Liabilities	113,125,633	6,442,865	6,094,037	6,461,629	4,193,446
Total Liabilities	175,766,930	16,795,327	10,471,535	9,484,533	7,750,470
Net Assets / (Deficiency)	39,192,127	4,461,551	(3,911,016)	(5,876,954)	(4,326,681)
Capital Stock, Warrants and Contributed Surplus	133,176,698	128,304,590	122,406,511	121,779,707	121,482,563
Accumulated Other Comprehensive Income (Loss)	681,992	1,071,735	298,329	154,791	68,112
Deficit	(97,289,953)	(124,947,427)	(126,615,856)	(127,811,452)	(125,877,356)
Non-controlling Interest	2,090,000	-	-	-	-
Statement of Net Income (Loss) (for the fiscal year ended on)
Product Sales	37,778,471	22,083,128	5,264,395	5,050,761	2,602,700
(Loss) Gain on Settlement of Debt	-	(60,595)	-	-	-
Revaluation of long-term derivative	(20,560,440)	-	-	-	-
Gain on step acquisition	(4,895,573)	-	-	-	-
Net Income (Loss) for the Period	27,657,474	1,668,429	1,195,596	(1,934,096)	(2,574,304)
Comprehensive Income (Loss) for the Period	27,235,078	2,474,488	1,339,134	(1,647,417)	(2,609,001)
Income (Loss) Per Share
Basic	1.84	0.12	0.10	(0.16)	(0.21)
Diluted	1.60	0.11	0.09	(0.16)	(0.21)
Weighted-Average Number of Common Shares Outstanding
Basic	15,002,005	13,461,609	12,204,827	12,196,745	12,196,508
Diluted	17,316,401	15,765,570	13,843,126	12,196,745	12,196,508

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 25, 2017, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3615 The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars.

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013

Period End	1.3427	1.3840	1.1601	1.0842	1.0368
Average for the Period*	1.3248	1.2787	1.1083	1.0638	1.0043
High for the Period	1.4590	1.4004	1.1536	1.1279	1.0275
Low for the Period	1.2544	1.1680	1.0740	1.0137	0.9785

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

Monthly High and Low Exchange Rate (Canadian Dollar per U.S. Dollar)
	High	Low
April 2017	1.3425	1.3275
March 2017	1.3513	1.3304
February 2017	1.3249	1.3016
January 2017	1.3434	1.3030
December 2016	1.3556	1.3120
November 2016	1.3581	1.3337
October 2016	1.3403	1.3104
September 2016	1.3249	1.2844
August 2016	1.3180	1.2775
July 2016	1.3226	1.2844
June 2016	1.3091	1.2695
May 2016	1.3135	1.2549
April 2016	1.3170	1.2544
March 2016	1.3468	1.2962
February 2016	1.4039	1.3523
January 2016	1.4590	1.3969

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

Uncertainties and risks include, but are not limited to, the risk that the Company may face with respect to importing raw materials, increased competition, acquisitions, contract manufacturing arrangements, delays or failure in obtaining product approvals from the U.S. Food and Drug Administration ("FDA"), general business and economic conditions, market trends, product development, regulatory, and other approvals and marketing.

The following are significant factors known to us that could materially harm our business, financial position, or operating results or could cause our actual results to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statement made in this report. The risks described are not the only risks facing us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may adversely affect our business, financial position, and operating results. If any of these risks actually occur, our business, financial position, and operating results could suffer significantly. As a result, the market price of our common stock could decline and investors could lose all or part of their investment.

The fact that the Company only derives a significant portion of its revenue from a single product creates additional risks and uncertainties to shareholders.

Prior to the acquisition of AGGRASTAT®, during fiscal 2007, the Company had no products in commercial production or use. As such, the Company was considered to be a development-stage enterprise for accounting purposes prior to the acquisition. Although the Company’s commercial operation has improved including the acquisitions completed through the 2016 Apicore Transaction, and the Company is working to further improve, profitability, the Company may incur losses and may never achieve sustained profitability, which in turn may harm its future operating performance and may cause the market price of its stock to decline.

With the exception of AGGRASTAT®, the Company’s commercial products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will be directly related to its ability to maintain or expand sales of AGGRASTAT® and to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors, including the following:

(a)	the success of the Company’s research and development activities;
(b)	obtaining regulatory approvals to market any of its development products;

(c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;
(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
(e)	the ability to identify, negotiate and complete business development transactions (eg. the sale, purchase, or license of pharmaceutical products or services) with third parties;
(f)	the ability to maintain current or higher pricing and margins for the Company’s products;
(g)	deriving material value from the Company’s majority interest in Apicore;
(h)	the ability to successfully prosecute and defend its patents and other intellectual property; and
(i)	the ability to successfully market the Company’s products, including AGGRASTAT®, given that it has limited resources.

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

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time. The loan bears interest annually at the crown corporation borrowing rate plus two percent. The loan was renegotiated effective August 1, 2013 to remain subject to interest-only monthly payments until August 1, 2015, at which time the monthly payments became blended as to principal and interest, and the maturity date of the loan was extended from July 1, 2016 to July 1, 2018. The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company must meet its debt repayment obligations and failure to do so could cause the lender to realize upon its security interest in the Company’s assets, and to call on the guarantee provided by the Chief Executive Officer and entities controlled by him. The Company has made all payments to date in relation to this indebtedness, however, there is no certainty that the Company will be able to continue servicing the debt.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. The loan is secured by the Company’s assets including its ownership interests in Apicore. The Company must meet its debt repayment obligations and on-going financial covenants and failure to do so could cause the lender to realize upon its security interest in the Company’s assets. The Company has made all payments to date in relation to this indebtedness, however, there is no certainty that the Company will be able to continue servicing the debt.

Additionally, through the acquisition completed in the 2016 Apicore Transaction, the Company, through Apicore, has an additional debt agreement with Knight Therapeutics Inc. The Knight Loan bears interest at 12% per annum, with interest paid quarterly at the end of each quarter with unpaid interest and principal due June 30, 2018. The Knight Loan is secured by a security interest in substantially all of the Apicore Inc’s, as well as the assets of another subsidiary acquired. The subsidiary is required to maintain certain financial covenants, based on results of the subsidiary, under the terms of the Knight Loan. Subsequent to December 31, 2016, on January 6, 2017, the interest and principal remaining were paid in full in regards to the Knight Loan.

Finally, through the acquisition completed in the 2016 Apicore Transaction, the Company, through Apicore, has an additional debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by land, building, and machinery of the Company, a pledge of 778,440 equity shares of Apicore LLC with a value each of $0.15 USD, and a guarantee by directors of Apicore.

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

Excluding Apicore’s product suite, with the exception of AGGRASTAT®, all of the Company’s products are currently in the research and development stages. The Company may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

The Company generates its commercial product revenue only from AGGRASTAT®.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, significant indebtedness, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

The Company may not receive regulatory approval in the United States to further expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information. Therefore, the Company may not be able to materially increase the sales of AGGRASTAT®.

In fiscal 2014 the Company was able to obtain revisions to AGGRASTAT®’s prescribing information and these revisions have had a positive, material impact on sales of AGGRASTAT®. The Company believes that further revisions to AGGRASTAT®’s prescribing information will put the Company in a better position to maximize the revenue potential for AGGRASTAT®. To make such changes, the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for the proposed indications and dosing regimens. The Company’s failure to obtain additional regulatory approvals from the FDA to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information may adversely affect the Company’s ability to materially increase sales. The process involved in obtaining such regulatory approval is long and costly and may require additional investments that may not be reasonably achievable by the Company. The regulatory authorities have substantial discretion in the approval process and may refuse to accept any application. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a new indication for a product. Furthermore, the approval to modify the prescribing information may be applicable to a limited extent only or it may be refused entirely.

The current approved prescribing information for AGGRASTAT® does not include all of the dosing information and therapeutic indications for which a physician may wish to use the product. Although health care professionals may utilize a product at doses and for indications outside of the approved prescribing information, the Company is prohibited from promoting such uses.

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

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro (abciximab) (sold by Eli Lilly and Company) and Integrilin (eptifibatide) (branded drug sold by Merck & Co., Inc., in addition to generic eptifibatide sold by other companies). It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT®. These competitors are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.

There remains a material amount of hospitals in the United States where AGGRASTAT® is not available on the hospital formulary and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. In some circumstances, AGGRASTAT® competes with other drugs for the use of hospital financial resources. Although AGGRASTAT® is positioned as a relatively low cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals, in particular where oral antiplatelet agents are deemed suitable.

The availability of generic treatment options may affect cost advantage of AGGRASTAT® relative to the generic products.

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market.  AGGRASTAT®’s reduced cost relative to other products is one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2016, three generic versions of a competing product, eptifibatide, are commercially available and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

Moreover, due to the recent growth in sales of AGGRASTAT®, there is increased probability that generic companies will attempt to enter the U.S. market before the last AGGRASTAT® patent expires. If this occurs, the Company will have to defend its patent position and market exclusivity for AGGRASTAT® against larger, better funded and more experienced generic companies. The entry of a generic version of AGGRASTAT® into the market would have a major negative effect on both the volume and profitability of the Company’s AGGRASTAT® sales.

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

The Company is currently dependent on third party manufacturers for the commercial manufacturing of AGGRASTAT®.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party. Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. In 2016, this contract manufacturing organization was approved by the FDA as the new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has a third-party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on October 31, 2017. The Company has transitioned to a new manufacturer of final product, and FDA approval for commercial sale was obtained during 2016.

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

The Company acquired a majority interest in Apicore, under the 2016 Apicore Transaction closed on December 1, 2016, which may never bring material benefit to the Company.

The business of Apicore is that of a manufacturer of pharmaceutical raw material (active pharmaceutical ingredients) and the development of aNDA’s. Although it is part of the same, overall pharmaceutical industry in which the Company, prior to the 2016 Apicore Transaction was engaged in, Apicore’s specific sector and field of business faces its own unique set of risks and uncertainties, which include, but are not limited to, an intensely competitive environment, strict and changing government and FDA regulations on drug manufacturers, litigation risks associated with the manufacture of drugs for human use, high fixed costs of operations, and many of the other risks outlined in more detail herein.

Pharmaceutical product quality standards are steadily increasing and all products, including those already approved, may need to meet current standards. If the Company’s products are not able to meet these standards, its aNDA partners may be required to discontinue marketing and/or recall such products from the market.

Steadily increasing quality standards are applicable to pharmaceutical products still under development and those already approved and on the market. These standards result from product quality initiatives implemented by the FDA, such as criteria for residual solvents, and updated U.S. Pharmacopeial Convention (“USP”) Reference Standards. The USP is a scientific nonprofit organization that sets standards for the identity, strength, quality, and purity of medicines, food ingredients, and dietary supplements manufactured, distributed, and consumed worldwide. Pharmaceutical products approved prior to the implementation of new quality standards, including those produced by the Company, may not meet these standards, which could require the Company or its aNDA partners to discontinue marketing and/or recall such products from the market, either of which could adversely affect the Company’s business, financial position, and operating results.

Consolidation and the formation of strategic partnerships among and between wholesale distributors, chain drug stores, and group purchasing organizations has resulted in a smaller number of companies, each controlling a larger share of pharmaceutical distribution channels.

Drug wholesalers and retail pharmacy chains, which represent an essential part of the distribution chain for generic pharmaceutical products, have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in declines in the Company’s sales volumes if a customer is consolidated into another company that purchases products from a competitor. In addition, the consolidation of drug wholesalers and retail pharmacy chains could result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing the Company’s business and enabling those groups to charge the Company increased fees. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to extract price discounts on the Company’s products. The result of these developments may have a material adverse effect on the Company’s business, financial position, and operating results.

The use of legal, regulatory, and legislative strategies by competitors, both branded and generic, including "authorized generics," citizen's petitions, and legislative proposals, may increase the costs to develop and market the Company’s generic products, could delay or prevent new product introductions, and could reduce significantly the Company’s profit potential. These factors could have a material adverse effect on the Company’s business, financial position, and operating results.

The Company’s competitors, both branded and generic, often pursue legal, regulatory, and/or legislative strategies to prevent or delay competition from generic alternatives to branded products. These strategies include, but are not limited to:

•	entering into agreements whereby other generic companies will begin to market an authorized generic, a generic equivalent of a branded product, at the same time generic competition initially enters the market;
•	launching a generic version of their own branded product at the same time generic competition initially enters the market;
•	filing citizen petitions with the FDA or other regulatory bodies, including timing the filings so as to thwart generic competition by causing delays of generic product approvals;

•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate bioequivalence or meet other approval requirements;
•	initiating legislative and regulatory efforts to limit the substitution of generic versions of branded pharmaceuticals;
•	filing suits for patent infringement that may delay regulatory approval of generic products;
•	introducing "next-generation" products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the first generic product;
•	obtaining extensions of market exclusivity by conducting clinical trials of branded drugs in pediatric populations or by other potential methods;
•	persuading regulatory bodies to withdraw the approval of branded name drugs for which the patents are about to expire, thus allowing the branded company to obtain new patented products serving as substitutes for the products withdrawn; and
•	seeking to obtain new patents on drugs for which patent protection is about to expire.

If the Company cannot compete with such strategies, its business, financial position, and operating results could be adversely impacted.

The pharmaceutical industry is subject to regulation by various federal authorities, including the FDA, the DEA, and state governmental authorities.

Federal and state statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, and distribution of the Company’s products. Noncompliance with applicable legal and regulatory requirements can have a broad range of consequences, including warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs/aNDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunctions, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, civil penalties, debarment, and criminal prosecution.

Apicore relies on Contract Manufacturing Organizations for manufacture of the Drug Product.

All U.S. facilities where prescription drugs are manufactured, tested, packaged, stored, or distributed must comply with FDA current good manufacturing practices (“cGMPs”). All of the Company’s products are manufactured, tested, packaged, stored, and distributed in partnership with our aNDA marketing partners according to cGMP regulations. The FDA performs periodic audits to ensure that the facilities remain in compliance with all applicable regulations. If it finds violations of cGMP, the FDA could make its concerns public and could impose sanctions including, among others, fines, product recalls, total or partial suspension of production and/or distribution, suspension of the FDA's review of product applications, injunctions, and civil or criminal prosecution. If imposed, enforcement actions could have a material adverse effect on the Company’s business, financial position, and operating results. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although the Company has internal compliance programs in place that it believes are adequate, the FDA may conclude that these programs do not meet regulatory standards. If compliance is deemed deficient in any significant way, it could have a material adverse effect on the Company’s business.

The Company’s research, product development, and manufacturing activities involve the controlled use of hazardous materials, and it may incur significant costs in complying with numerous laws and regulations.

The Company is subject to laws and regulations enforced by the FDA, the DEA, and other regulatory statutes including the Occupational Safety and Health Act (“OSHA”), the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local, and foreign laws and regulations governing the use, manufacture, storage, handling, and disposal of its products, materials used to develop and manufacture such products, and resulting waste products.

The Company cannot completely eliminate the risk of contamination or injury, by accident or as the result of intentional acts, from these materials. In the event of an accident, the Company could be held liable for any damages that result, and any resulting liability could exceed its resources. The Company may also incur significant costs in complying with environmental laws and regulations in the future. The Company is also subject to laws generally applicable to businesses, including but not limited to, federal, state, and local regulations relating to wage and hour matters, employee classification, mandatory healthcare benefits, unlawful workplace discrimination, and whistle-blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, financial position, and operating results.

Apicore own’s two manufacturing facilities (one in New Jersey, and one in India) that manufactures its products. Production at either or both of these facilities could be interrupted, which could cause it to fail to deliver sufficient product to customers on a timely basis and have a material adverse effect on the Company’s business, financial position, and operating results.

Apicore’s manufacturing operations are based in two facilities. While these facilities are sufficient for its current needs, the facilities are highly specialized and any damage to or need for replacement of all or any significant function of its facilities could be very costly and time-consuming and could impair or prohibit production and shipping. A significant disruption at either of the facilities, even on a short-term basis, whether due to a labor strike, adverse quality or compliance observation, vandalism, natural disaster, storm or other environmental damage, or other events could impair Apicore’s ability to produce and ship products on a timely basis and, among other consequences, could subject us to “failure to supply” claims from its customers, as discussed below. Although the Company believe’s it carries commercially reasonable business interruption and liability insurance, it might suffer losses because of business interruptions that exceed the coverage available under its insurance policies or for which it does not have coverage. Any of these events could have a material adverse effect on the Company’s business, financial position, and operating results.

Virtually all Apicore’s contracts for the supply of products to its customers contain "failure to supply" clauses.

Under these clauses, if Apicore is unable to supply the requested quantity of product within a certain period after receipt of a customer's purchase order, the customer is entitled to procure a substitute product elsewhere and it must reimburse the customer for the difference between the contract price and the price the customer was forced to pay to procure the substitute product. This difference can be substantial because of the much higher spot price at which the customer must cover its requirements, and can be far in excess of the revenue that Apicore would otherwise have received on the sale of its own product. Therefore, Apicore’s ability to produce and ship a sufficient quantity of product on a consistent basis is critical. Failure to deliver products could have a material adverse effect on the Company’s business, financial position, and operating results.

The Company relies on third parties to assist with its clinical studies.

If these third parties do not perform as required or expected, or if they are not in compliance with FDA rules and regulations, our clinical studies may be extended, delayed or terminated, or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the products being tested in such studies. Further, we may be required to audit or redo previously completed trials or recall already-approved commercial products.

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

If the Company is unable to successfully protect its intellectual proprietary rights, its competitive position will be adversely affected.

The patent positions of pharmaceutical companies are generally uncertain and involve complex legal, scientific and factual issues. The Company’s success depends significantly on its ability to:

a)	obtain and maintain U.S. and foreign patents, including defending those patents against adverse claims;
b)	secure patent term extensions for the patents covering its approved products;
c)	protect trade secrets;
d)	operate without infringing the proprietary rights of others; and
e)	prevent others from infringing its proprietary rights.

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

Excluding Apicore’s suite of products, and except with respect to AGGRASTAT®, none of the Company’s products have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company anticipates that its initial development product will not be sold commercially during 2017. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development and commercial goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, Apicore and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

The Company’s business involves the use of hazardous material, which requires it to comply with environmental regulations.

The Company’s research and development processes and commercial activities may involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Company and the third-party service providers conducting manufacturing, research and development for the Company, are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

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

The Company operates in an industry consisting of firms that are more susceptible to legal proceedings than firms in other industries. This susceptibility is due to several factors, including but not limited to, the fact that the Company’s shares and those of its competitors are publicly traded, and the uncertainty and complex regulatory environment involved in the development and sale of pharmaceuticals. The Company intends to vigorously defend such actions if and when they arise. Defense and prosecution of legal claims can be expensive and time consuming, may adversely affect the Company regardless of the outcome due to the diversion of financial, management and other resources away from the Company’s primary operations, and could impact the Company’s ability to continue as a going concern in the longer term. In addition, a negative judgment against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development and sale of its products.

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

The Company is exposed to foreign exchange movements since the majority of its sales are denominated in U.S. currency.

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

For the sake of clarity, any decision to conduct a major transaction, such as the possible acquisition of additional ownership interests in Apicore or the possible acquisition of one or more commercial pharmaceutical products, is likely to necessitate the raising of additional capital through the sale of its securities (resulting in dilution to its existing shareholders) and/or through additional loans. Such funds may not be available, or may not be available on reasonable terms, adversely affecting the Company’s operations. The need to raise capital may also adversely affect the Company subsequent to such a transaction or it may prevent the Company from completing such a transaction.

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

As of December 31, 2016, the Company had 15,532,408 common shares issued and outstanding. A further 1,387,000 common shares are issuable upon exercise of outstanding stock options and another 941,969 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allows for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at any time.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2016 to December 31, 2016, the high and low closing trading prices of the Company’s common shares were CDN$10.67 and CDN$4.18, respectively, with a total trading volume of 9,263,476 shares. Daily trading volume on the TSX of the Company’s common shares for the period from January 1, 2016 to December 31, 2016 has fluctuated, with a high of 494,161 shares and a low of 620 shares traded, averaging approximately 36,908 shares per trading day.

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

On October 21, 2011, the Company’s shares were transferred from the NEX board of the TSX-V to the TSX-V and began trading under the symbol “MPH”.

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

Company does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2016, and does not expect that it will be a “passive foreign investment Company” (PFIC) for the taxable year ending December 31, 2017. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a “Qualified Foreign Corporation” (QFC) for the taxable year ending December 31, 2015, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending December 31, 2016 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

New risks emerge from time to time. It is not possible for the Company’s management to predict all risks. The forward-looking statements contained in this document are made only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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

The Company’s current legal and commercial name is Medicure Inc. and its current registered office and head office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

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

Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT®. The Company has also explored and implemented a number of cost savings measures and has further downsized its operations. All these initiatives were initiated due to the restructuring plan announced towards the end of fiscal 2008. These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT® and the development of additional generic cardiovascular products.

During calendar years 2014, 2015 and 2016, as a part of its effort to expand sales of AGGRASTAT®, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT®, and related to General and Administrative costs of the Company. In 2017, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the growth of AGGRASTAT®, the development of additional generic cardiovascular products and its recent acquisition of Apicore.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to develop and/or acquire new products, to obtain value from its investment in Apicore and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.

If the Company is unable to maintain sales of AGGRASTAT®, develop and/or acquire new products, obtain value from its investment in Apicore, and/or raise additional capital and/or renegotiate the terms of its contractual commitments, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party. Also during fiscal 2012, Medicure International engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. In 2016, the contract manufacturing organization was approved by the FDA as the new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has a third-party manufacturer of the final product AGGRASTAT® and that supply arrangement will expire on October 31, 2017. The Company has transitioned to a new manufacturer of final product and FDA approval for commercial sale was obtained during 2016, including the new bolus vial product format for AGGRASTAT®.

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

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

The Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen Investments Limited. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, who has minimal business activities outside of those of its subsidiary. The Warrants are exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at $0.01 each and are effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continues to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction.

B. Business Overview

Plan of Operation

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. Additional focus areas for the Company relate to the management and growth of Apicore, which the Company acquired a majority interest in on December 1, 2016. As well, the Company is focused on the development of three additional cardiovascular generic drugs, which are expected to transform the Company’s commercial suite of products from a single product to four approved products by the end of 2019.

The Company’s research and development program is focused on developing and implementing its continued regulatory, brand and life cycle management strategy for AGGRASTAT®. Medicure is also making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, in addition to exploring neurological treatment applications of its legacy product (MC-1, TardoxalTM). The Company is actively seeking to acquire and/or license additional products.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT®, the 2016 Apicore Transaction and debt and equity financings completed in fiscal 2015 and 2016, have dramatically improved the Company’s financial position compared to previous years. Nevertheless, the Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT®, value generation from the Apicore business, sales and upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company includes AGGRASTAT®, Apicore and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $200 million (2015) glycoprotein GP IIb/IIIa (GPI) inhibitor market. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, including a private placement in June 2015 for gross proceeds to the Company of $4.0 million, the issue of warrants and stock options, interest on excess funds held, and the issuance of debt, including the $60,000,000 term loan obtained in November 2016 allowing the Company to complete the 2016 Apicore Transaction.

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

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Recent Developments

•	Filing of Supplemental New Drug Application for New AGGRASTAT® Indication

On September 10, 2015, the Company announced that it had submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST Segment Elevation Myocardial Infarction (“STEMI”), a type of heart attack. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with non-ST segment elevation acute coronary syndrome (NSTE ACS). If approved for STEMI, AGGRASTAT® would be the first in its class of glycoprotein IIb/IIIa inhibitors to receive such a label in the United States.

The Company had a Prescription Drug User Fee Act (PDUFA) action date for the STEMI sNDA on July 10, 2016. Under PDUFA, the FDA aims to complete its review within ten months from the receipt of a sNDA submission. The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA. In December 2016, the Company received a waiver of the user fee paid in regards to this sNDA and the Company was refunded the US $1.167 million that it had previously paid during fiscal 2015.

On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address and resolve these comments.

•	Collaboration with Apicore

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the U.S. Food and Drug Administration.

•	Departure of President and Chief Operating Officer

On May 9, 2016, the Company announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, had been terminated, effective immediately.

•	FDA Approval Received for New AGGRASTAT® Product Format

On September 1, 2016, the Company announced that it had received approval from the FDA for its new bolus vial product format for AGGRASTAT®. The newly approved product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus does (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®.

•	Completion of the 2016 Apicore Transaction

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Also on November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

•	Loan to Apicore and Additional Equity Acqusition

On January 9, 2017, the Company announced that it has provided a secured loan in the amount of US$9.8 million to Apicore Inc. (“Apicore”) allowing for the repayment of Apicore’s existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was previously obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), in which Crown holds a 40% interest, and the Ontario Pension Board, a limited partner in Crown’s funds, as previously announced on November 18, 2016.

The loan constituted a “related party transaction” under Multilateral Instrument 61-101 (“MI 61-101”) Protection of Minority Security Holders in Special Transactions and absent available exemptions would trigger the requirement for a formal valuation and minority shareholder approval of the transaction. The Company has relied on the exemptions from these requirements contained in Sections 5.5(a) and 5.7(a) of MI 61-101 on the basis that the fair market value pertaining to the transaction does not exceed 25% of the Company’s market capitalization, calculated in accordance with MI 61-101. A material change report in respect of the loan will be filed as required, but was not filed 21 days in advance of the closing of the loan due to the Company’s desire to complete the loan as quickly as possible. The loan was approved by the Board of Directors of the Company.

Additionally, Medicure acquired an additional 112,500 Class E common shares of Apicore, representing approximately 1% of Apicore, for US$549,000 from a former employee of Apicore and former members of Apicore’s Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore by these individuals and purchased by Medicure at a pre-specified price in accordance with Apicore’s stock option plan and Medicure’s option rights. Medicure currently owns approximately 61% of Apicore on a fully diluted basis and continues to hold option rights until July 3, 2017 to acquire additional shares in Apicore.

•	FDA Approval for Apicore’s Generic Tetrabenazine

On March 23, 2017, the Company announced that its majority-owned subsidiary, Apicore Inc., has received final approval from the FDA for the Company’s aNDA for tetrabenazine tablets in the 12.5 mg and 25 mg strengths. The newly approved product is a generic equivalent of the branded product Xenazine® sold in the United States by Valeant Pharmaceuticals. Xenazine is indicated to treat the involuntary movements (chorea) of Huntington’s disease. Development of tetrabenazine was done in partnership with TAGI Pharma Inc., which recently launched the product commercially.

Commercial:

In fiscal 2007, the Company’s subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2016 increased by 36% over the net revenue for year ended December 31, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013 and due to increased marketing and promotional efforts of the Company. Additionally, favourable fluctuations in the U.S. dollar exchange rate contribute to the increase in revenue.

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

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

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

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

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

On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that it has received approval from the FDA for its new bolus vial product format for AGGRASTAT®.

The new product format is a concentrated, pre-mixed, 15 ml vial containing sufficient drug to administer the FDA approved, high dose bolus (“HDB”) of 25 mcg/kg at the beginning of treatment. AGGRASTAT is currently only sold in a pre-mixed intravenous bag format that comes in two sizes, 100 ml and 250 ml. The existing, pre-mixed products will continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours).

Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

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

The first patient was enrolled in June 2012. As of April 26, 2017, the study was approximately 80% through to completion of enrolment.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the U.S. Food and Drug Administration.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above, the Company expects to transform its commercial suite of products from a single product to four approved products by the end of 2019.

The Company is actively working and devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work includes, but is not limited to, working with the FDA to better understand and refine the next steps in development of the product.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®®	Acute Cardiology	Approved/Marketed – Additional studies underway
Generic aNDA 1	Acute Cardiology	aNDA filed
Generic aNDA 2	Acute Cardiology	Formulation development underway
Generic aNDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM	TD/Neurological indications	Regulatory and clinical planning underway

The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Potential New Products in Development Stage

Cardiovascular Generic and Reformulation Products:

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

TARDOXALTM for Neurological Conditions: One of the Company’s ongoing investments is the clinical development and commercialization of its research product, TARDOXALTM (pyridoxal 5-phosphate) for TD and other neurological conditions. TD is a serious movement disorder which results from long term treatment with antipsychotic medications. At present there is no treatment available for TD in the US. TARDOXALTM's potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

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

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia, with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders. The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12-week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo. The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant. No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group. This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product. As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrolment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM to develop clinical development plans. The Company is also exploring modified formulations to reduce nausea that may be associated with use of the product. A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD and other neurological conditions. TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the FDA or Health Canada.

TARDOXALTM continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Other Products: The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

As at December 31, 2016, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

AGGRASTAT® competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots). More specifically, AGGRASTAT® is an antiplatelet drug which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT® is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these agents approved for use, including abciximab (ReoPro®), eptifibatide (Integrilin®), and tirofiban (AGGRASTAT®). All three are proprietary drugs and only eptifibatide has generic equivalents, which were introduced beginning in December 2015. Of the two directly competing agents, AGGRASTAT® is most closely comparable to eptifibatide (Integrilin) as they are both highly potent, small molecule drugs that have reversible antiplatelet effects.

The launch of the injectable antiplatelet agent, cangrelor (KengrealTM), by The Medicines Company, occurred in 2015 and is expected to have some impact on the use and sale of GPIs, including AGGRASTAT®.

The initial launch of generic versions of eptifibatide (Integrilin) occurred in December 2015 and could impact the utilization of AGGRASTAT® in the future.

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

Apicore Operations

On November 17, 2016 the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

The Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen Investments Limited. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, that has minimal business activities outside of those of its subsidiary. The Warrants are exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at $0.01 each and are effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continues to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction.

On January 9, 2017, the Company announced that it has provided a secured loan in the amount of US$9.8 million to Apicore Inc. (“Apicore”) allowing for the repayment of Apicore’s existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bears interest at 12% per annum, matures on December 30, 2020 and is secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was previously obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), in which Crown holds a 40% interest, and the Ontario Pension Board, a limited partner in Crown’s funds, as previously announced on November 18, 2016.

Additionally, Medicure acquired an additional 112,500 Class E common shares of Apicore, representing approximately 1% of Apicore, for US$549,000 from a former employee of Apicore and former members of Apicore’s Board of Directors. These shares were issued as a result of the exercise of stock options held in Apicore by these individuals and purchased by Medicure at a pre-specified price in accordance with Apicore’s stock option plan and Medicure’s option rights. Medicure currently owns approximately 61% of Apicore on a fully diluted basis and continues to hold option rights until July 3, 2017 to acquire additional shares in Apicore.

Apicore is a private, New Jersey based developer and manufacturer of specialty APIs and pharmaceuticals, including over 15 aNDA’s, one of which, is partnered with Medicure and two of which have been approved by the FDA. Apicore has two FDA approved facilities. In the United States, the Somerset, New Jersey facility can produce volumes from a few grams up to 200kg and in India, the Vadodara, Gujarat facility can produce volumes from a few kilograms up to sixty metric tons annually. Both facilities are equipped with state-of-the-art analytical and research capabilities. Apicore manufactures over 100 different API’s, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by Apicore’s customers.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies.

On December 13, 2016, the Company in conjunction with Apicore announced that the aNDA resulting from the collaboration project between Medicure and Apicore was filed with the FDA. The collaborative project was focused on the development of an intravenous drug product for an acute cardiovascular indication.

On March 23, 2017, the Company announced that its majority-owned subsidiary, Apicore Inc., has received final approval from the FDA for the Company’s aNDA for tetrabenazine tablets in the 12.5 mg and 25 mg strengths. The newly approved product is a generic equivalent of the branded product Xenazine® sold in the United States by Valeant Pharmaceuticals. Xenazine is indicated to treat the involuntary movements (chorea) of Huntington’s disease. Development of tetrabenazine was done in partnership with TAGI Pharma Inc., which recently launched the product commercially.

The Company’s plan of operations is to increase Apicore’s revenues and customer base over time. The Company believes there is opportunity for organic growth within Apicore as it begins to receive FDA approval for products that are currently under development, as well as continuing to develop additional new products.

Since the date of the Acquisition, the Company has continued to operate the Apicore business separately from the Company’s pre-existing specialty pharmaceutical business, and Apicore, Inc. continues to be managed under the direction of its Board consisting of six directors, of which four are members of the Board of Directors of Medicure.

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and growing AGGRASTAT® sales in the United States

The Company is working to expand sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S. $200 million per year. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®

As stated previously, one of the Company’s primary ongoing research and development activities is the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® High Dose Bolus (“HDB”) regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. AGGRASTAT® is currently approved by the FDA for treatment of patients presenting with NSTE ACS. If approved for STEMI, AGGRASTAT® would be the first in its class of GPI to receive such a label in the United States. On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that is has received approval from the FDA for its new bolus vial product format for AGGRASTAT®. The newly approved product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus does (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial has taken place in October of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

The “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI PCI”) trial is intended to generate additional clinical data related to use of AGGRASTAT® which may help support future investments in the product. The SAVI PCI study is not expected nor intended to support further changes to AGGRASTAT®’s prescribing information.

•	Developing additional acute cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

•	Generating material value for the Company from the majority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price. The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition. The Company intends to seek opportunities to increase the value of its majority position in Apicore and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders.

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

Medicure Mauritius Limited, a wholly owned subsidiary of the Company was incorporated pursuant to the laws of the Republic of Mauritius on November 17, 2016. Medicure Mauritius Limited’s registered office is 6th floor, Tower A, 1 CyberCity, Ebene, Mauritius.

Apicore, Inc., a majority owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on March 19, 2014. Apicore,Inc.’s registered and head offices are 49 Napoleon Court, Somerset, New Jersey, 08873. Apicore US, LLC. is a wholly owned subsidiary of Apicore, Inc.

Apicore LLC, a a majority owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on March 19, 2014. Apicore Pharmaceuticals Private Limited is a wholly-owned subsidiary of Apicore LLC. and was incorporated in India in July 2006.

Apigen Investments Limited, a Company that is 12% owned by Medicure Inc. was incorporated pursuant to the laws of the Republic of Mauritius on June 27, 2014. Apigen Investments Limited’s registered office is 4th floor, Tower A, 1 CyberCity, Ebene, Mauritius.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2016, the Company had use of approximately 10,000 square feet.

Apicore US LLC. has leased office space and production facilities at 49 Napoleon Court in Somerset, New Jersey, United States of America from Dap Dhaduk II, LLC. As at December 31, 2016, the Company had use of approximately 32,500 square feet.

Apicore Pharmaceuticals Private Limited owns approximately eight acres of land and manufacturing facilities in India, with approximately 61,500 square feet of production and utilities space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2016 and December 31, 2015 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

Critical Accounting Policies and Estimates

Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	Valuation of the royalty obligation

•	Provisions for returns, chargebacks and discounts

•	The measurement and valuation of inventory

•	The measurement and period of use of intangible assets

•	The estimation of accruals for research and development costs

•	The measurement of the amount and assessment of the recoverability of income tax assets

•	Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

•	Valuation of acquired intangible assets.

•	The assumptions and model used to estimate the value of share-based payment transactions and warrants

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: short-term borrowings, accounts payable and accrued liabilities, income taxes payable, deferred revenue, finance lease obligations and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability was included within accounts payable and accrued liabilities and the change in the fair value of the warrants was recorded as a gain or loss in the consolidated statement of net income and comprehensive income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also required determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. These warrants expired, unexercised, on December 31, 2016

The liability to repurchase Apicore Class E shares was recorded at its fair value based on the fixed price of the employees’s put option net of the option’s exercise price.

The derivative option on Apicore Class C shares was recorded at the fixed purchase price in accordance with the terms and conditions of the grant.

The Apicore Series A-1 preferred shares were valued at their fair value in relation to the valuation of Apicore conducted to value the Company’s business combination.

Estimating fair value required using the most appropriate valuation model which is dependent on management’s assumptions on future cash flows and an appropriate discount rate.

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

Provision for returns and discounts

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include nonrefundable signing fees, milestone payments and profit sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Up-front fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the up-front non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

The measurement and valuation of inventory

AGGRASTAT® inventories consist of unfinished product (raw materials in the form of API) and finished commercial product which are available for sale and are measured at the lower of cost and net realizable value.

AGGRASTAT® pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

The measurement and period of use of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and ae treated as changes in accounting estimates in the consolidated statements of income.

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

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

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

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed and valuation of acquired intangible assets.

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in earnings.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of the acquisition.

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

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original

A. Operating Results

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

Twelve Months Ended December 31, 2016 Compared to the Twelve Months Ended December 31, 2015

For the twelve months ended December 31, 2016, the results described below contain the operations of Apicore for the period from December 1, 2016 to December 31, 2016, which was acquired in the 2016 Apicore Transaction as at December 1, 2016.

Net AGGRASTAT® product sales for year ended December 31, 2016 were $29,980,000, compared to $22,083,000 in the comparable period in 2015. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2016 increased by 36% over the net revenue for the year ended December 31, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

The Company also recorded and additional $7,799,000 in revenues from Apicore for the period from December 1, 2016 to December 31, 2016.

AGGRASTAT® cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

AGGRASTAT® cost of goods sold, excluding amortization, for the year ended December 31, 2016 were $2,374,000 compared to $1,604,000 for the comparable period in the prior year. For the year ended December 31, 2016, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2015.

Amortization of AGGRASTAT® intangible assets decreased for the year ended December 31, 2016 to $1,347,000, when compared to $656,000 for the comparable period in the prior year. The decrease is as a result of the AGGRASTAT® intangible assets becoming fully amortized during 2016 resulting in only ten months of amortization being recorded.

Additionally, the Company recorded cost of goods sold pertaining to Apicore totalling $6,048,000, however this included $2,731,000 that related to cost of goods sold on fair valued inventory.

Total selling, general, and administrative expenditures for the year ended December 31, 2016 were $16,233,000, compared to $10,237,000 for the comparable period in the prior year. Selling, general, and administrative expenditures related to AGGRASTAT® were $11,730,000 for the year ended December 31, 2016, compared to $7,666,000 for the comparable period in the prior year. Selling, general, and administrative expenditures – Other were $3,672,000 for the year ended December 31, 2016, compared to $2,571,000 the comparable period in the prior year. Selling, general, and administrative expenditures – Apicore were $831,000 for the period from December 1, 2016 to December 31, 2016. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the year ended December 31, 2016 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT® as the Company’s headcount increased from 39 at December 31, 2015 to over 50 at December 31, 2016; and

•	Increased travel costs associated with the sale of AGGRASTAT® due to more sales people travelling to service accounts and increased frequency of hospital visits.

Selling, general and administrative expenditures – Other increased during the year ended December 31, 2016 as compared to same period in the prior year mainly due to:

•	Higher costs associated with the acquisition of Apicore including legal and professional fees and additional salaries relating to corporate and business development activities.

Net research and development expenditures for the year ended December 31, 2016 were $5,092,000, compared to $4,865,000 for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT development, clinical development and preclinical programs including salaries, research centred costs and monitoring costs, as well as research and, development costs associated with the development projects being undertaken to develop additional cardiovascular generic products and research and development conducted within the Apicore business. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the year ended December 31, 2016 as compared to the year ended December 31, 2015 is primarily the development of additional cardiovascular generic products, as well as amortization of Apicore intangible assets which was recorded within research and development expenses.

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

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore Inc. and Apicore LLC. The transaction was accounted for as a business combination achieved in stages. Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“API”) and pharmaceuticals specializing in the manufacturing of difficult to synthesize, high value and other niche APIs for many United States and international generic and branded pharmaceutical companies. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A Preferred Shares and 1,250,000 Class D Warrants in Apicore in exchange for US$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retains option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares. In addition, Apicore has issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which are redeemable at the option of the holder after December 31, 2019. Finally, Apicore’s Class E shares are reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with the employee’s right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. Remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain options to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867. The increase in value 0f $4,895,573 was recorded on the statement of net income (loss). In addition, immediately prior to the exercise of certain options to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011. The change in the value of the option rights of $20,560,440 was recorded in the statement of net income (loss) for the year ended December 31, 2016 as a revaluation of the derivative.

During the year ended December 31, 2015, the Company recorded a reversal of an impairment loss relating to AGGRASTAT intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 as a result of sustained improvements in the AGGRASTAT business

Finance expense for the year ended December 31, 2016 was $3,417,000, compared to $4,123,000 in the comparable period in the prior year. The increase in finance expense for the year ended December 31, 2016 as compared to the prior fiscal year is due to the loan obtained from Crown Capital in November of 2016, higher accretion on the Company’s royalty obligation resulting from the Company’s continued sales growth and interest cists associated with the debt that was obtained within Apicore as part of the 2016 Apicore Transaction. The royalty obligation arose out of the previous debt settlement.

The net foreign exchange loss for the year ended December 31, 2016 was $262,000, compared to a net foreign exchange loss of $69,000 for the comparable period in the prior year. The change is due to higher fluctuations in the Canadian dollar versus the US dollar experienced during the year ended December 31, 2016 compared to the year ended December 31, 2015.

The Company recorded current income tax expense of $501,000 for the year ended December 31, 2016 relating to becoming taxable in the United States during 2016 and a future income tax expense of $302,000 pertaining to temporary differences.

For the year ended December 31, 2016, the Company recorded consolidated net income of $27,657,000 or $1.84 per share compared to $1,668,000 or $0.12 per share for the twelve months ended December 31, 2015. As discussed above, the main factors contributing to the increase in the net income were the revaluation of the option and existing investment in Apicore , as well asrevenue increases which were partially offset by increases in cost of goods sold, selling, general and administration andresearch and development.

For the year ended December 31, 2016, the Company recorded total comprehensive income of $27,235,000 compared to $2,474,000 for the year ended December 31, 2015. The change in comprehensive income results from the factors described above.

The weighted average number of common shares outstanding used to calculate basic income per share was 15,002,005 for the year ended December 31, 2016 and 13,461,609 for the year ended December 31, 2015.

The weighted average number of common shares outstanding used to calculate diluted income per share was 17,316,401 for the year ended December 31, 2016 and 15,765,570 for the year ended December 31, 2015.

Twelve Months Ended December 31, 2015 Compared to the Twelve Months Ended December 31, 2014

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end from May 31 to December 31. The change resulted in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year ended on December 31, 2015. This change in year end from May 31 to December 31 was being made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX-V. As a result of this change in year end, it is important to note that the comparable period, being the twelve months ended December 31, 2014 is unaudited and considered estimated.

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

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The loan was used by the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a leading process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brings the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

On December 18, 2014, the Company announced that the Board of Directors had approved a change in the Company's fiscal year end to December 31. The change resulted in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year ended on December 31, 2015. This change in year end from May 31 to December 31 was made by the Company to better align the Company’s financial reporting calendar with its industry peers and with most other companies trading on the TSX-V. As a result of this change in year end, it is important to note that the comparable period, being the twelve months ended December 31, 2014 is unaudited.

Cash from operating activities for the year ended December 31, 2016 increased by $6.3 million to 6.4 million compared to cash from operating activities of $143,000 for the comparable period in the prior year primarily due to higher net income after adjusting for non-cash items.

Investing activities for the year ended December 31, 2016 were cash used totaling $42.2 million and related to the acquisition of Apicore upon completion of the 2016 Apicore Transaction on December 1, 2016, and the acquisition property and equipment, including leasehold improvements of $464,000, compared to $227,000 relating to the acquisition of property and equipment for the twelve months ended December 31, 2015.

Cash from financing activities for the twelve months ended December 31, 2016 included $60.0 million received from the term debt financing completed in November of 2016, $1.8 million and $39,000 received upon the exercise of stock options and warrants, respectively, during fiscal this period and $1.7 million in repayments on the MIOP debt. Financing activities for the year ended December 31, 2015 included $3.6 million received from a private placement financing completed in June of 2015, $33,000 and $150,000 received upon the exercise of stock options and warrants, respectively, during fiscal this period and $694,000 in repayments on long-term debt.

As at December 31, 2016, the Company had unrestricted cash totaling $12.3 million compared to $3.6 million as of December 31, 2015. As at December 31, 2016, the Company had a negative working capital of $5.7 million versus working capital of $7.0 million at December 31, 2015.

The Company has long-term debt at December 31, 2016 of $71.1 million recorded in its financial statements.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s long-term debt at that time. The loan bears interest annually at the crown corporation borrowing rate plus two percent. The loan was renegotiated effective August 1, 2013 to remain subject to interest-only monthly payments until August 1, 2015, at which time the monthly payments became blended as to principal and interest, and the maturity date of the loan was extended from July 1, 2016 to July 1, 2018. The loan is secured by the Company’s assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company must meet its debt repayment obligations and failure to do so could cause the lender to realize upon its security interest in the Company’s assets, and to call on the guarantee provided by the Chief Executive Officer and entities controlled by him. The Company has made all payments to date in relation to this indebtedness; however, there is no certainty that the Company will be able to continue servicing the debt.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. The loan is secured by the Company’s assets including its ownership interests in Apicore. The Company must meet its debt repayment obligations and on-going financial covenants and failure to do so could cause the lender to realize upon its security interest in the Company’s assets. The Company has made all payments to date in relation to this indebtedness,; however, there is no certainty that the Company will be able to continue servicing the debt.

Through the acquisition completed in the 2016 Apicore Transaction, the Company, through Apicore, has additional debt agreement with Knight Therapeutics Inc. The Knight Loan bears interest at 12% per annum, with interest paid quarterly at the end of each quarter with unpaid interest and principal due June 30, 2018. The Knight Loan is secured by a security interest in substantially all of the Apicore Inc’s, as well as the assets of another subsidiary acquired. The subsidiary is required to maintain certain financial covenants, based on results of the subsidiary, under the terms of the Knight Loan. Subsequent to December 31, 2016, on January 6, 2017, the interest and principal remaining were paid in full in regards to the Knight Loan.

Finally, through the acquisition completed in the 2016 Apicore Transaction, the Company, through Apicore, has an additional debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by land, building, and machinery of the Company, a pledge of 778,440 equity shares of Apicore LLC, each with a value of $0.15 USD and a guarantee by the directors of Apicore.

The minimum annual debt obligations are disclosed under Contractual Obligations.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

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

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA has approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change is part of Medicure’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

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

On July 7, 2016, the Company announced that it has received a Complete Response Letter from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the Complete Response Letter to communicate that its initial review of the application is complete; however it cannot approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory US $1.167 million user fee paid by Medicure International, Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®. On September 1, 2016, the Company announced that it has received approval from the FDA for its new bolus vial product format for AGGRASTAT®.

The new product format is a concentrated, pre-mixed, 15 ml vial containing sufficient drug to administer the FDA approved, high dose bolus (“HDB”) of 25 mcg/kg at the beginning of treatment. AGGRASTAT is currently only sold in a pre-mixed intravenous bag format that comes in two sizes, 100 ml and 250 ml. The existing, pre-mixed products will continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours).

Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company believes this new product format will have a positive impact on hospital utilization of AGGRASTAT®. Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675. The study is designed to evaluate whether patients receiving the investigational, HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen. The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

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

The first patient was enrolled in June 2012. As of April 26, 2017, the study was approximately 80% through to completion of enrolment.

The Company is also continuing to explore other experimental uses and product formats related to AGGRASTAT®.

Through an ongoing research and development investment, the Company is also exploring other new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("APIs”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the U.S. Food and Drug Administration.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above, the Company expects to transform its commercial suite of products from a single product to four approved products by the end of 2019.

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

It is the Company’s intention to develop TARDOXALTM independently and/or in conjunction with a larger pharmaceutical company for commercialization of the product. Similar partnerships may be required for other products that the Company may from time to time seek to develop. Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise. No formal agreement for such a commercial partnership has been entered into by the Company as of the date hereof. Company-sponsored research and development net expenditures the year ended December 31, 2016 were $4,113,000, excluding amortization of intangible assets (year ended December 31, 2015 - $4,865,000, seven months ended December 31, 2014 - $783,000 and year ended May 31, 2014 - $689,000).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 7 issued patents from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

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

Patents 5,965,581, 5,972,967, 5,978,698, 6,136,794, 6,538,112 and 6,770,660 were purchased by the Company from MGI GP, INC. (a Delaware corporation doing business as MGI PHARMA and its Affiliate, Artery, LLC). Pursuant to an Asset Purchase Agreement dated August 8, 2006, MGI GP, INC. sold the exclusive use of the patents to the Company in the specified territory (the United States of America including the Commonwealth of Puerto Rico; Guam; and the United States Virgin Islands). Pursuant to the Asset Purchase Agreement the Company agreed to pay MGI GP, INC. a one-time fee for the procurement of the acquired assets. The Asset Purchase Agreement was executed August 8, 2006.

Apicore US LLC Issued Patents List:

Patent Number	Issue Date	Title

US 7,446,227 B2	11/4/2008	Process for preparation of 5H-dibenzo[a,d] cycloheptene derivatives

US 7,662,992 B2	2/16/2010	Process for preparation of isosulfan blue

US 9,353,050	5/31/2016	Process for preparation of isosulfan blue

US 8,969,616	3/3/2015	Process for preparation of isosulfan blue

US 8,450,487 B2	5/28/2013	Process for the preparation of cis-2-methylspiro (1,3-oxathiolane 5-3′) quinuclidine

US 8,748,631	6/10/2014	Process for preparing saxagliptin and its novel intermediates useful in the synthesis thereof

US 9,150,511	10/6/2015	Process for preparing saxagliptin and its novel intermediates useful in the synthesis thereof

US 9,493,473	11/15/2016	Processes for making ponatinib and intermediates thereof

Apicore relies on a number of patents, patent applications and proprietary knowledge to maintain its competitive advantage over other API/ aNDA generic, and branded companies

Much of the work, including some of the research methods, that is important to the success of the Company’s business is germane to the industry and may not be patentable. For this reason all employees, contracted researchers and consultants are bound by non-disclosure agreements.

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

Although the Company is no longer developing MC-1 for cardiovascular indications, the Company does have a royalty bearing agreement with its subsidiary in regards to this development program. On June 1, 2000, the Company entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for MC-1, except for Canada, to its wholly owned subsidiary, Medicure International, Inc. As consideration for the grant of the license, Medicure International, Inc. agreed to pay the Company a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of MC-1 (if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on MC-1, or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of MC-1 in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.

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

D. Trend Information

Net product sales for AGGRASTAT® for the year ended December 31, 2016 were $29,980,000, compared to $22,083,000 for the twelve months ended December 31, 2015. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2016 increased by 36% over the net revenue for the year ended December 31, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

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

E. Off-balance Sheet Arrangements

As of December 31, 2016, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2016:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2017	2018	2019	2020	2021	Thereafter
Short-term borrowings	$1,384	$1,384	$-	$-	$-	$-	$-
Accounts Payable and Accrued Liabilities	17,242	17,242	-	-	-	-	-
Long-term debt obligations	63,557	2,906	268	268	60,115	-	-
Finance lease obligations	368	107	97	82	82	-	-
Purchase Agreement commitments	6,148	1,940	764	735	566	574	1,567
Total	$28,699	$23,579	$1,129	$1,085	$60,763	$574	$1,567

Short-term Borrowings

The Company, through the acquisition of a subsidiary as described in note 4 of the Company’s financial statements has entered into a credit facility with Dena Bank, headquartered in India. The facility provides a USD denominated pre-shipment credit facility “Pre-shipment credit facility” and an Indian Rupee (INR) denominated working capital facility “Working capital facility”. The available credit facility is an aggregate amount of the Dena facility and pre-shipment credit facility to a maximum of INR 75,000,000 (CAD $1,480,547).

Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, described in Note 4, the Company received a term loan from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The Company has granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000 less related debt issuance costs of $3,538,648. The liability component has been accreted using the effective interest rate method, and during the year ended December 31, 2016, the Company recorded accretion of $36,884, non-cash interest expense related to financing costs of $110,237 and interest expense of $702,574 on the Crown Loan. The fair value assigned to the warrants issued of $1,948,805 has been separated from the fair value of the liability and is included in shareholder’s equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2016 was 12%.

Beginning in 2017, the Company will be required to maintain certain financial covenants under the terms of the Crown Loan.

Knight Therapeutics Inc. Loan (“Knight Loan”)

The Company, through the acquisition of a subsidiary as described Note 4 of the Company’s financial statements, has a debt agreement with Knight Therapeutics Inc. The Knight Loan bears interest at 12% per annum, with interest paid quarterly at the end of each quarter with unpaid interest and principal due June 30, 2018. The Knight Loan is secured by a security interest in substantially all of the acquired subsidiary’s assets.

The effective rate of interest on the Knight Loan for the year ended December 31, 2016 was 12%.

The subsidiary is required to maintain certain financial covenants, based on results of the subsidiary, under the terms of the Knight Loan. As at December 31, 2016, the Company was in compliance with the terms of the Knight Loan.

Subsequent to December 31, 2016, on January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position at December 31, 2016 as cash held in escrow. As a result, the repayments relating to the Knight Loan have not been included in contractual obligations table.

Dena Bank Loan

The Company, through the acquisition of a subsidiary as described in Note 4 of the Company’s financial statements has a debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC. with a value each of $0.15 USD, and a guarantee by directors of Apicore LLC.

The effective rate of the loan for the year ended December 31, 2016 was 9%.

Manitoba Industrial Opportunities Loan (“MIOP Loan)

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

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transaction due to the timing of the closing of the transaction. As a result, $969,413, net of deferred debt issue costs has been included within current liabilities on the statement of financial position as at December 31, 2016. The Company has subsequently received a waiver from MIOP waiving any right to call the loan and the long-term portion of the MIOP loan will no longer be included within current liabilities going forward. Aside from this approval, the Company was in compliance with the terms of the loan as at December 31, 2016.

The effective interest rate on the MIOP loan for the year ended December 31, 2016 was 7%.

Finance Lease Obligations

The Company, through the acquisition of a subsidiary as described in note 4 of the Company’s financial statements has entered into three capital lease arrangements to finance the acquisition of certain equipment. The Company’s obligations under finance leases are secured by the associated equipment.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totalling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under lease agreement at a rate of $212,000 per annum until October 31, 2019.

The Company, through the acquisition of a subsidiary as described in Note 4 of the Company’s financial statements, leases office and manufacturing facilities from a related part, under a non-cancelable agreement expiring in 2024 at escalating rental rates throughout the term of the lease. The terms of the agreement specify that the Company has the option to purchase the building and land at the then fair value, as well as the option to renew the lease for an additional five year period

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term. Subsequent to December 31, 2016 and effective January 1, 2017, this agreement was renewed for an additional year for $7,083 per month or $85,000 per year.

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed prior to December 31, 2016. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing that were completed during fiscal 2016, and as at December 31, 2016, there is no amount owing or prepaid under this agreement. As at December 31, 2015 and 2014, there was $1,063,707 and $549,247, respectively recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2016, no interest was recorded relating to amounts owing under this agreement For the year ended December 31, 2015 and the seven months ended December 31, 2014, $22,675 and $18,738, respectively, was recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extended the agreement to October 31, 2017 however all purchase commitments were fulfilled prior to December 31, 2016.

The Company, through the acquisition of a subsidiary as described in Note 4 of the Company’s financial statements, the Company has entered into various collaborative agreements with six parties for the development of products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected costs to be incurred under these agreements approximated US$8.7 million as at December 31, 2016.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

Subsequent to December 31, 2016, a subsidiary of the Company entered into a purchase arrangement with a vendor to purchase software in the next year with an estimated cost of US$149,000.

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

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years. $100,000 of the funding was repaid during the year ended December 31, 2016 and the remaining $100,000 will be repaid during the year ended December 31, 2017.

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

As a part of the Birmingham debt settlement described in note 10 of the Company’s financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties recorded for the year ended December 31, 2016 totalled $1,795,089, (year ended December 31, 2015 - $1,207,772, seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131) with payments made during the year ended December 31, 2016 of $1,712,389 (year ended December 31, 2015 - $642,768, seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291).

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

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly instalments following approval. On July 7, 2016 the Company announced it has received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income and comprehensive income pertaining to this contingent liability.

The Company, through the acquisition of a subsidiary as described in Note 4, is subject to a stringent regulatory environment. Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various Federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

The Company, through the acquisition of a subsidiary as described in Note 4, the Company is involved in legal matters. In 2016, the Company and another pharmaceutical company filed a complaint in the United States District Court for the Eastern District of Texas against a third party asserting that the patents of two of the Company’s products were infringed and, in a later filing, sought monetary damages and injunctive relief. The Court has not issued a final ruling or entered an order on the matter. The Company and the other pharmaceutical company prevailed in a similar action filed in the United States District Court for the District of New Jersey. However, the defendant has indicated that they will file a formal request for a review of the disputed patents with the United States Patent and Trademark Office.

These related matters are in early stages of the legal process; however, management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

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

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, Chairman and Chief Executive Officer

The founder, President, CEO and Chair of the Board of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba.  Dr. Friesen played a key role in founding several health industry companies including the first employee and President of the Winnipeg Rh Institute for over 20 years, where he oversaw the development of WinRho (then acquired by Cangene Inc. and more recently by Emergent BioSolutions), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc., DiaMedica Inc, Miraculins Inc., Kane Biotech Inc. and KAM Scientific Inc.  Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates.  Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal.  In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg.  Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation.  Dr. Friesen served as both CEO and President of Medicure Inc. Dr. Friesen’s date of birth is May 19, 1947.

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS,. has had a distinguished career in biomedical research, medicine and higher education.  He is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba.  He is currently Director of the Centre for the Advancement of Medicine, Chair of Genome Prairie Immediate Past-Chair of CancerCare Manitoba.  Dr. Naimark serves on the National Statistics Council of Canada and is Vice-Chair of the Statistics Canada Audit Committee. He was formerly on the Research Council of the Canadian Institute for Advanced Research, Chair of Health Canada’s Ministerial Science Advisory Board, Member of the International Advisory Committee on Research of the Alberta Cancer Board, Vice-Chair of the Manitoba Health Research Council and Director of the Robarts Research Institute. He is the founding Chairman of the North Portage Development Corporation, the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee. He has served as President of several academic bodies including, the Canadian Physiological Society, the Canadian Society for Clinical Investigation, the Association of Canadian Medical Colleges, the Association of Universities and Colleges of Canada and as Chairman of the Association of Commonwealth Universities.  Dr. Naimark is an Officer of the Order of Canada, a Member of the Order of Manitoba and a Fellow of the Royal College of Physicians and Surgeons of Canada, the Royal Society of Canada, and the Canadian Academy of Health Sciences.  He is recipient of the G. Malcolm Brown Award of the Royal College of Physicians and Surgeons and Medical Research Council of Canada, the Osler Award, the Distinguished Service Award of Ben Gurion University, the Symons Award of the Association of Commonwealth Universities; and of honorary doctorates from Mount Allison University and the University of Toronto, and of several other awards and distinctions related to his professional, academic and civic activities. Date of birth is August 24, 1933.

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of one Canadian healthcare company. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Date of birth is January 25, 1940.

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

James Kinley, CA – Chief Financial Officer

Effective September 21, 2011 Mr. James Kinley was appointed as CFO of the Company, replacing Dawson Reimer, who has served as Chief Financial Officer in an interim capacity since July 15, 2011 until Mr. Kinley’s appointment. Mr. Kinley’s services are provided to the Company through a Consulting Agreement. Previous to his time at Genesys Venture Inc. and the Company, he was Manager, Financial Reporting at Manitoba Telecom Services Inc. and was involved in all aspects of financial reporting, including publicly filed documents such as their financial statements. James is a Chartered Accountant and holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba. Date of birth is July 9, 1978.

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

Graeme Merchant, B.B.A. – Vice President, Commercial Operations: Mr. Merchant is responsible for the Company’s Commercial Operations pertaining to AGGRASTAT and other development products (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2015, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $99,309 in fees paid or payable to Board members for attendance at meetings between January 1, 2016 and December 31, 2016 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services are committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011 and July 18, 2016. For the year ended December 31, 2016, the Company recorded payable to A.D. Friesen Enterprises Ltd., $237,790 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2016, a bonus of $54,247 was accrued to Dr. Friesen.

Dawson Reimer served as the Company’s as President and Chief Operating Officer and received a salary of $205,000 payable in equal semi-monthly instalments and a bonus at the discretion of the Board of Directors of the Company. On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Mr. Reimer was paid $73,458 up to the date of his termination and $222,478 pertaining to severance during the year ended December 31, 2016. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $135,000 annually. The Company recorded a bonus of $10,000 to its Chief Financial Officer.

Graeme Merchant serves the Company as Vice President, Commercial Operations and received a salary of $172,500 payable in equal semi-monthly instalments and bonuses aggregating $12,938 paid during the year ended December 31, 2016.

During the year ended December 31, 2016, the Company paid directors a total of Nil (Year ended May 31, 2015: Nil seven months ended December 31, 2014: Nil, Year ended May 31, 2014: Nil; Year ended May 31, 2013: Nil; and Year ended May 31, 2012: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 - $10,127 and year ended May 31, 2014 - $14,918) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to these amounts payable to the Board of Directors for the year ended December 31, 2016. As at December 31, 2016, the Company has $13,279 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

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

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 22, 2016. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2016, by virtue of the Company being a "venture issuer" (as defined in NI 52-110).

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

Engagement Procedures for Audit and Non-Audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services provided to the Company or its subsidiary entities and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the Securities Exchange Commission (“SEC”) or any securities exchange on which the Company's shares are traded including any of the following non-audit services:

1) Bookkeeping or other services related to accounting records or financial statements of the Company;

2) Financial information systems design and implementation consulting services;

3) Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

4) Actuarial services;

5) Internal audit outsourcing services;

6) Any management or human resources function;

7) Broker, dealer, investment advisor, or investment banking services;

8) Legal services;

9) Expert services related to the auditing service; and

10) Any other service the Board determines is not permitted.

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

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall annually include:

i)	Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

j)	Considering and discussing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

k)	As necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor and evaluate whether it is appropriate to rotate the independent auditor on a regular basis.

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

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by such auditing standards as may be applicable.

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations, if any:

l)	The Company's audited and unaudited financial statements and related notes;

m)	The Company's Management Discussion & Analysis (“MD&A”) and news releases related to financial results;

n)	The Company’s management certifications of the financial statements and accompanying MD&A as required under applicable securities laws;

o)	The Company’s annual information form (“AIF”), if one is prepared and filed.

p)	The independent auditor's audit of the financial statements and its report thereon;

q)	Any significant changes required in the independent auditor's audit plan;

r)	The appropriateness of the presentation of any non-IFRS related financial information;

s)	Any serious difficulties or disputes with management encountered during the course of the audit; and

t)	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

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

For greater certainty, certain individuals will be deemed not to be independent:

•	an individual who is, or has been within the last three years, an employee or executive officer of the Company;

•	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

•	an individual who is a partner of, or employed by the Company’s internal or external auditor or who was, within the last three years, a partner or employee of that audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

•	an individual whose child or stepchild shares a home with the individual or whose spouse, is a partner of the Company’s internal or external auditor, or is an employee of the audit firm and participates in its audit, assurance or tax compliance practice or who was within the last three years a partner or employee of the audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

•	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serve or served at the same time on the entity’s compensation committee; and

•	an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years. For purposes hereof, direct compensation does not include remuneration for acting as a member of the Board or of any Board committee or remuneration consisting of fixed amounts of compensation under a retirement plan for prior service provided that such compensation is not contingent on any way on continued service.

For purposes hereof, “Company” includes Medicure Inc. and any subsidiaries thereof.

Notwithstanding the foregoing, a person will not be considered to have a material relationship with the Company solely because he or she:

•	has previously acted as an interim chief executive officer of the issuer, or

•	acts, or has previously acted, as a chair or vice-chair of the Board or any Board committee, on a part-time basis.

Meaning Of “Independence” For Audit Committees

In addition to the requirement of being an Independent Director as described above, members of the Audit Committee will not be considered “independent” for that purpose where the individual:

1.	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or subsidiary of the Company, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time or vice-chair of the Board or any Board Committee; or

2.	is an affiliated entity (as defined in National Instrument 52-110 Audit Committees) of the Company or any of its subsidiaries.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 58 employees through Medicure and 245 through Apicore as at December 31, 2016. During the year ended December 31, 2016, the Company increased its total employment and plans to continue to increase total employment during 2017.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2016.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1) (2)	2,461,955	(1)	15.85%
Common shares	Dr. Arnold Naimark (3)	35,194		0.23%
Common shares	Gerald P. McDole (2)	44,950		0.29%
Common shares	Peter Quick (3)	40,278		0.26%
Common shares	Brent Fawkes (2)	12,376		0.08%
Common shares	James Kinley	2,100		0.01%
Common shares	Graeme Merchant	20,367		0.13%

(1)	Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund (the “Fund”). Dr. Friesen is the General Partner of the Fund.

(2)	On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3)	On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

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

The number of Common Shares allocated to the Plan, the exercise period for the options, and the vesting provisions for the options will be determined by the board of directors of the Company from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any stock options outstanding, will not exceed 20% of the issued and outstanding Common Shares at the date of adoption of the Plan. The Plan was adopted by the shareholders of the Company on June 22, 2016.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2016. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	5,000	$6.16	April 7, 2021
	414,000	$1.50	July 18, 2021
	7,500	$1.90	July 7, 2024
	9,000	$1.90	March 27, 2025
Dr. Arnold Naimark	7,333	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Gerald P. McDole	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Peter Quick	3,333	$23.10	January 16, 2017
	667	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Brent Fawkes	4,000	$6.16	April 7, 2021
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
James Kinley	4,000	$6.16	April 7, 2021
	45,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Graeme Merchant	430	$14.70	December 11, 2017
	3,333	$0.60	September 3, 2018
	6,667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	100,000	$1.50	July 18, 2021
	8,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025

On April 6, 2016, the Company granted an aggregate of 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share. Of the 265,025 options granted on April 6, 2016, 235,025 vested immediately, 10,000 vested on June 30, 2016, 10,000 vested on September 30, 2016 and 10,000 vest on December 31, 2016. The options vesting on June 30, 2016, September 30, 2016 and December 31, 2016 were forfeited and terminated during the year ended December 31, 2016.

Subsequent to December 31, 2016, 50,950 stock options were exercised, 1,400 at an exercise price of $1.90 per common share and 35,500 at an exercise price of $3.90 per common share and 14,050 at an exercise price of $6.16 per common share for total gross proceeds to the Company of $227,658.

None of the exercised stock options pertained to officers or directors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2016, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen	2,461,955	(1)	15.85%
	Winnipeg, Manitoba

Common shares	MM Asset Management Inc.	2,524,445		16.25%
	Toronto, Ontario

Notes:

(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and the Fund.

As of December 31, 2016, there were approximately 6,500 shareholders of record worldwide. As of this date there were approximately 1,600 shareholders of record in the United States holding a total of 3,450,000 common shares of the Company.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2016, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,617,220 (or 16.85% of common shares).

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A. D. Friesen Enterprises Ltd. for a term of five years, at a rate of $300,000 annually.

During the year ended December 31, 2016, the Company recorded a bonus of $54,380 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended May 31, 2014, the Company recorded a bonus of $286,849 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

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

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2016, the Company recorded a total of $237,790 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd. During the seven months ended December 31, 2014 the Company recorded a total $108,500 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2013, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd. During the year ended May 31, 2012, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,083 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Subsequent to December 31, 2016 and effective January 1, 2017, this agreement was renewed for an additional one year term.

During the year ended December 31, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (year ended December 31, 2015 - $215,000, seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000) for business administration services, $222,500 (year ended December 31, 2015 - $176,051, seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500) in rental costs and $41,975 (year ended December 31, 2015 - $33,575, seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735) for commercial and information technology support services. As described in note 15, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 no longer includes the Chief Financial Officer's services, which effective January 1, 2016, will be paid directly by the Company through a consulting agreement.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms
Regulatory affairs support	June 22, 2009	Services provided as needed on an hourly basis
Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $2,000, plus hourly charges for pharmacovigilance services outside base services.
Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $1,250, plus hourly charges for pharmacovigilance services outside base services.
Quality assurance support	June 1, 2010	Services provided as needed on an hourly basis.
AGGRASTAT® clinical trial management	May 1, 2010	Services provided as needed on an hourly basis.

During the year ended December 31, 2016, the Company paid GVI CDS $595,464, (year ended December 31, 2015 - $330,764, seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (CanAm), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the year ended December 31, 2016, the Company paid CanAm $560,205 (year ended December 31, 2015 - $399,580, seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2016, there was no interest charged on these amounts payable to related. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the acquisition on December 1, 2016 as described in note 4 of the Company’s financial statements, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the period from December 1, 2016 to December 31, 2016, rental expenses from Dap Dhaduk totalled $29,869.

Beginning with the acquisition on December 1, 2016 as described in note 4 of the Company’s financial statements, the Company purchased inventory totalling of $217,382, from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an Indian based entity that is significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc.

As at December 31, 2016, included in accounts payable and accrued liabilities is $100,493 (December 31, 2015 - $23,494 and December 31, 2014 - $120,962) payable to GVI, $336,008 (December 31, 2015 - $64,539 and December 31, 2014 - $145,100) payable to GVI CDS, $80,582 (December 31, 2015 - $60,611 and December 31, 2014 - $247,752) payable to CanAm, and $467,250 payable to Aktinos which are unsecured, payable on demand and bear interest as described above.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through ADF Enterprises Inc, a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $54,247 (year ended December 31, 2015 - $100,000, seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $54,380 (December 31, 2015 – $45,753 and December 31, 2014 - $345,753) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

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

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $135,000 annually. The agreement may be terminated by either party at any time upon 30 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $10,000 to its Chief Financial Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $22,313 payable to JFK Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, the seven months ended December 31, 2014 and year ended May 31, 2014 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2016, except as disclosed in this Annual Report on Form 20-F.

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

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V and the NEX.

	TSX/NEX/TSX-V	TSX/NEX/TSX-V
	High ($)	Low ($)

Fiscal Quarter Ended
December 31, 2016	10.67	5.48
September 30, 2016	7.20	5.49
June 30, 2016	6.98	4.73
March 31, 2016	7.29	4.18
December 31, 2015	4.35	3.00
September 30, 2015	3.94	2.35
June 30, 2015	2.74	1.91
March 31, 2015	2.39	1.20
Period from December 1, 2014 to December 31, 2014	2.51	1.95	(1)
November 30, 2014	2.91	1.58
August 31, 2014	2.97	1.62
May 31, 2014	3.15	0.35
February 28, 2014	0.70	0.20
November 30, 2013	0.53	0.14
August 31, 2013	0.28	0.10
May 31, 2013	0.45	0.20
February 28, 2013	0.67	0.23

1.	(1) The Company changed its fiscal year end from May 31 to December 31 in 2014, resulting in a stub fiscal year of June 1, 2014 to December 31, 2014. For comparison purposes, trading data is presented for calendar rather than fiscal periods.

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

6. Ownership of Securities

There are no limitations imposed by the Act, or by the Articles or By-Law or any other constituent document of the Company on the right of non-resident or foreign shareholders to own or vote securities of the Company. However, the Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada), unless after review the Minister responsible for the Investment Canada Act (Canada) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.

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

A non-Canadian would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares) unless it could be established that, on the acquisition, the Company is not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

a)	the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

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

As discussed below, the Company does not believe that it was a “passive foreign investment Company” for the taxable year ended December 31, 2016, and does not expect that it will be a “passive foreign investment Company” for the taxable year ending December 31, 2017. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment Company” status or that the Company will not be a “passive foreign investment Company” for the current taxable year or any subsequent taxable year. Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2016, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the taxable year ending December 31, 2016 or any subsequent taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

The Company does not believe that it was a PFIC for the taxable year ended December 31, 2016, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2017. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2016 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

An increase or decrease in interest rates of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $250,000 (year ended December 31, 2015 - $20,000, seven months ended December 31, 2014 - $4,000, year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $26,000 (December 31, 2015 - $49,000, seven months ended December 31, 2014 - $52,000, year ended May 31, 2014 - $52,000).

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2016, it is estimated that approximately 70% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for the year ended December 31, 2016 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2014, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2016 due to the following material weaknesses:

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

No remediation activities have been undertaken to date in fiscal 2016. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2016, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. As at December 31, 2016, the Company had accrued $150,000 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2016	2015
	$90,000	$86,400

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2016	2015
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2016	2015
	$-	$-

(d) All other fees	2016	2015
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2016, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

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

Year ended December 31, 2016

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

April 26, 2017

Independent auditors’ report

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2016, December 31, 2015, and December 31, 2014, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in equity (deficiency) and cash flows for the years ended December 31, 2016 and December 31, 2015, the seven-month period ended December 31, 2014, and the twelve-month period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2016, December 31, 2015, and December 31, 2014, and its financial performance and its cash flows for the years ended December 31, 2016 and December 31, 2015, the seven-month period ended December 31, 2014, and the twelve-month period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Winnipeg, Canada
April 26, 2017

See accompanying notes to the consolidated financial statements

Consolidated Statements of Financial Position
(expressed in Canadian dollars)

As at December 31	Note	2016	2015	2014

Assets
Current assets:
Cash and cash equivalents		$12,266,177	$3,568,592	$493,869
Cash held in escrow	11(b)	12,809,072	-	-
Accounts receivable	5	17,200,778	9,823,616	1,637,676
Inventories	6	12,176,644	2,289,275	1,099,576
Prepaid expenses	17	759,077	1,767,071	642,976
Total current assets		55,211,748	17,448,554	3,874,097
Non-current assets:
Property and equipment	7	10,300,639	230,162	33,161
Goodwill	4	47,485,572	-	-
Intangible assets	8	100,864,817	1,411,992	1,096,946
Other assets		161,891	-	-
Investment in Apicore	4	-	1,559,599	1,361,824
Long-term derivative	4	-	227,571	194,491
Deferred tax assets	15	701,000	379,000	-
Total non-current assets		159,513,919	3,808,324	2,686,422
Total assets		$214,725,667	$21,256,878	$6,560,519

Liabilities and Equity
Current liabilities:
Short-term borrowings	9	$1,383,864	$-	$-
Accounts payable and accrued liabilities	13 & 18	17,242,366	7,079,091	3,248,877
Current income taxes payable	15	504,586	-	-
Deferred revenue		1,161,608	-	-
Current portion of finance lease obligation	10	89,241	-	-
Current portion of long-term debt	11	2,883,752	1,625,191	654,877
Current portion of royalty obligation	12	2,019,243	1,648,180	473,744
Derivative option on Apicore Class C shares	4	32,901,006	-	-
Liability to repurchase Apicore Class E shares	4	2,700,101	-	-
Total current liabilities		60,885,767	10,352,462	4,377,498
Non-current liabilities
Long-term debt	11	68,180,424	2,617,593	4,225,949
Finance lease obligation	10	242,449	-	-
Royalty obligation	12	3,666,479	3,725,272	1,715,310
Due to vendor	4	2,759,507	-	-
Fair value of Apicore Series A-1 preferred shares	4	1,755,530	-	-
Other long-term liability	13	133,999	100,000	152,778
Deferred tax liabilities	15	38,142,775	-	-
Total non-current liabilities		114,881,163	6,442,865	6,094,037
Total liabilities		175,766,930	16,795,327	10,471,535

(Continued on next page)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Financial Position (continued)
(expressed in Canadian dollars)

As at December 31	Note	2016	2015	2014
Equity (Deficiency):
Share capital	14(b)	124,700,345	121,413,777	117,045,763
Warrants	14(d)	2,020,152	101,618	-
Contributed surplus		6,756,201	6,789,195	5,360,748
Accumulated other comprehensive income		681,992	1,104,388	298,329
Deficit		(97,289,953)	(124,947,427)	(126,615,856)
Total equity (deficiency) attributable to shareholders of the company		36,868,737	39,661,280	(3,911,016)
Non-controlling interest		2,090,000	-	-
Total equity (Deficiency)		38,958,737	4,461,551	(3,911,016)
Commitments and contingencies	17
Subsequent events	4,11, 13, 14(c), 14(d), 17(a)
Total liabilities and equity		$214,725,667	$21,256,878	$6,560,519

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

	Note	Year ended December 31, 2016	Year ended December 31, 2015	Seven months ended December 31, 2014	Year ended May 31, 2014
Revenue, net
AGGRASTAT®		$29,979,633	$22,083,128	$5,264,395	$5,050,761
Active Pharmaceutical Ingredients		7,798,838	-	-	-
Total Revenue, net		37,778,471	22,083,128	5,264,395	5,050,761
Cost of goods sold	6 & 8	9,769,265	2,259,867	600,574	868,122
Gross Profit		28,009,206	19,823,261	4,663,821	4,182,639

Expenses
Selling, general and administrative		16,233,276	10,237,116	3,231,392	3,624,695
Research and development		5,092,495	4,865,255	783,130	688,671
		21,325,771	15,102,371	4,014,522	4,313,366
Income (loss) before the undernoted		6,683,435	4,720,890	649,299	(130,727)

Other expense (income):
Revaluation of long-term derivative	4	(20,560,440)	(33,080)	81,431	-
Gain on step acquisition	4	(4,895,573)	-	-	-
Reversal of impairment loss	8	-	(788,305)	-	-
Investment structuring services	4	-	-	(1,385,099)	-
Loss on settlement of debt	14(b)	-	60,595	-	-
		(25,456,013)	(760,790)	(1,303,668)	-

Finance costs (income):
Finance expense, net	14(d) & 16	3,416,678	4,123,452	729,657	1,808,987
Foreign exchange loss (gain), net		262,469	68,799	27,714	(5,618)
		3,679,147	4,192,251	757,371	1,803,369
Net income (loss) before taxes		$28,460,301	$1,289,429	$1,195,596	$(1,934,096)
Income taxes (expense) recovery
Current	15	(501,315)	-	-	-
Deferred	15	(301,512)	379,000	-	-
Net income (loss)		$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Translation adjustment		(422,396)	806,059	143,538	86,679
Comprehensive income (loss)		$27,235,078	$2,474,488	$1,339,134	$(1,847,417)
Earnings (loss) per share:
Basic	14(e)	$1.84	$0.12	$0.10	$(0.16)
Diluted	14(e)	$1.60	$0.11	$0.09	$(0.16)

Weighted average shares outstanding:
Basic		15,002,005	13,461,609	12,204,827	12,196,745
Diluted		17,316,401	15,765,570	13,843,126	12,196,745

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity (Deficiency)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficiency)
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	27,657,474	27,657,474	-	27,657,474
Other comprehensive income for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests	4	-	-	-	-	-	-	2,090,000	2,090,000

Transactions with owners, recorded directly in equity
Issuance of warrants	14(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	14(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	14(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	14(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,10808	-	5,172,108
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,289,953)	$36,868,737	$2,090,000	$38,958,737

Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)
Net income for the year ended December 31, 2015		-	-	-	-	1,668,429	1,668,429	-	1,668,429
Other comprehensive income for the year ended December 31, 2015		-	-	-	806,059	-	806,059	-	806,059

Transactions with owners, recorded directly in equity
Issuance of common shares	14(b)	4,021,782	-	-	-	-	4,021,782	-	4,021,782
Issuance of warrants	14(d)	-	232,571	-	-	-	232,571	-	232,571
Stock options exercised	14(c)	65,034	-	(31,869)	-	-	33,165	-	33,165
Warrants exercised	14(d)	281,198	(130,953)	-	-	-	150,245	-	150,245
Share-based compensation	14(c)	-	-	1,460,316	-	-	1,460,316	-	1,460,316
Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079	-	5,898,079
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity (Deficiency) (continued)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficiency)
Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)	$-	$(5,876,954)
Net income for the seven months ended December 31, 2014		-	-	-	-	1,195,596	1,195,596	-	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	-	143,538	-	143,538	-	143,538

Transactions with owners, recorded directly in equity
Stock options exercised	14(c)	9,091	-	(2,992)	-	-	6,099	-	6,099
Share-based compensation	14(c)	-	-	620,705	-	-	620,705	-	620,705
Total transactions with owners		9,091	-	617,713	-	-	626,804	-	626,804
Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)

Balance, May 31, 2013		$117,033,258	$-	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)	$-	$(4,326,681)
Net loss for the year ended May 31, 2014		-	-	-	-	(1,934,096)	(1,934,096)	-	(1,934,096)
Other comprehensive income for the year ended May 31, 2014		-	-	-	86,679	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	14(c)	3,414	-	(1,414)	-	-	2,000	-	2,000
Share-based compensation	14(c)	-	-	295,144	-	-	295,144	-	295,144
Total transactions with owners		3,414	-	293,730	-	-	297,144	-	297,144
Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)	$-	$(5,876,954)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

	Note	Year ended December 31, 2016	Year ended December 31, 2015	Seven Months ended December 31, 2014	Year ended May 31, 2014

Cash (used in) provided by:
Operating activities:
Net income (loss) for the period		$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Adjustments for:
Income tax (expense) recovery	15
Current		504,586	-	-	-
Future		301,512	(379,000)	-	-
Reversal of impairment loss	8	-	(788,305)	-	-
Investment structuring services		-	-	(1,552,771)	-
Revaluation of derivative	4	(20,560,440)	(33,080)	81,431	-
Gain on step acquisition	4	(4,895,573)	-	-	-
Loss on settlement of debt	14(b)	-	60,595	-	-
Amortization of property and equipment	7	189,008	31,544	5,033	7,727
Amortization of intangible assets	8	2,192,024	659,390	428,116	553,542
Share-based compensation	14(c)	1,400,241	1,460,316	620,705	295,144
Write-up (write-down) of inventory	6	(108,817)	40,920	(80,874)	22,209
Finance expense, net	16	3,416,678	4,123,452	729,657	1,808,987
Difference between fair value of other long-term liability and funding received	11	-	47,222	-	(14,483)
Unrealized foreign exchange (gain) loss		215,386	111,817	(27,892)	5,303
Change in the following:
Accounts receivable		(4,174,691)	(8,185,940)	(690,074)	(514,986)
Inventories		2,520,499	(1,230,619)	(253,049)	114,937
Prepaid expenses		1,706,109	(1,124,095)	(436,788)	(176,733)
Accounts payable and accrued liabilities		(531,576)	4,637,217	639,573	407,966
Deferred revenue		(382,727)	-	-	-
Other long-term liability		(102,828)	-	-	-
Interest paid	16	(1,223,664)	(314,300)	(225,459)	(299,346)
Royalties paid	12	(1,712,390)	(642,768)	(156,722)	(165,291)
Cash flows from operating activities		6,410,811	142,795	276,482	110,880
Investing activities:
Acquisition of property and equipment	7	(464,208)	(226,570)	(16,713)	(5,513)
Other assets		(1,229)	-	-	-
Acquisition of Apicore, net of cash acquired	4	(41,711,546)	-	-	-
Acquisition of intangible assets	8	-	-	(7,206)	-
Cash flows used in investing activities		(42,176,983)	(226,570)	(23,919)	(5,513)

(Continued on next page)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows (continued)
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014

Financing activities:
Issuance of common shares, net of share issue costs	14(b)	-	3,630,324	-	-
Exercise of stock options	14(c)	1,844,130	33,165	6,099	2,000
Exercise of warrants	14(b)	39,172	150,245	-	-
Increase in cash held in escrow		(12,809,072)	-	-	-
Issuance of long-term debt	11	55,114,518	-	-	-
Increase in short-term borrowings		332,555	-	-	-
Repayment of long-term debt	11	-	(694,444)	-	-
Finance lease payments	10	(10,463)	-	-	-
Cash flows from financing activities		44,510,840	3,119,290	6,099	2,000
Foreign exchange gain on cash held in foreign currency		(47,083)	39,208	910	315
Increase in cash		8,697,585	3,074,723	259,572	107,682
Cash, beginning of period		3,568,592	493,869	234,297	126,615
Cash, end of period		$12,266,177	$3,568,592	$493,869	$234,297

Supplementary information:
Non-cash investing activities
Investment structuring services		$-	$-	$1,552,711	$-
Non-cash financing activities:
Shares issued on debt settlement	14(b)	$-	$624,029	$-	$-
Warrants issued as share issue costs	14(b)	$1,948,805	$232,571	$-	$-

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional generic cardiovascular products.

The Company, through its recently acquired subsidiaries (Note 4) is also involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and provides customs synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participates in collaborations with other parties in the research and development stages of specific products.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 26, 2017.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Liability to repurchase Apicore Class E shares

•	Derivative option on Apicore Class C shares

•	Fair value of Apicore Series A-1 preferred shares

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current and immediately preceding period reflecting twelve months of operations ending December 31, 2016 and 2015, while the next comparative period ended December 31, 2014 only reflects seven months of operations. An additional comparable period reflects the twelve months ended May 31, 2014.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries’ functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(e): Provisions for returns, chargebacks and discounts

•	Note 3(g) The measurement and valuation of inventory

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 4: Allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

•	Note 4: Valuation of acquired intangible assets.

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc. and Medicure Mauritius Limited. Additionally consolidated in these financial statements from the date of acquisition (Note 4) are the accounts of subsidiaries which are controlled by the Company including, Apicore Inc., Apicore US LLC., Apigen Investments Limited, Apicore LLC. And Apicore Pharmaceuticals Private Limited. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

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

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income (loss) in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income, as part of the gain or loss on sale where applicable.

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

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as available-for-sale or designated any financial assets upon initial recognition as fair value through profit and loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held-for-trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(i)	Financial assets (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment. Loans and receivables are comprised of accounts receivable.

(ii)	Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: short-term borrowings, accounts payable and accrued liabilities, income taxes payable, deferred revenue, finance lease obligations and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest rate method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability was included within accounts payable and accrued liabilities and the change in the fair value of the warrants was recorded as a gain or loss in the consolidated statement of net income and comprehensive income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also required determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them. These warrants expired, unexercised, on December 31, 2016.

The liability to repurchase Apicore Class E shares was recorded at its fair value based on the fixed price of the employees’s put option net of the option’s exercise price.

The derivative option on Apicore Class C shares was recorded at the fixed purchase price in accordance with the terms and conditions of the grant.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(ii)	Financial liabilities (continued)

The Apicore Series A-1 preferred shares were valued at their fair value in relation to the valuation of Apicore conducted to value the Company’s business combination.

Estimating fair value required using the most appropriate valuation model which is dependent on management’s assumptions on future cash flows and an appropriate discount rate.

(d)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account and the amount of the loss is recognized in profit and loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue recognition

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include nonrefundable signing fees, milestone payments and profit sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Up-front fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the up-front non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(f)	Cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(g)	Inventories

AGGRASTAT® inventories consist of unfinished product (raw materials in the form of API) and finished commercial product which are available for sale and are measured at the lower of cost and net realizable value.

AGGRASTAT® pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(h)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Buildings	Straight-line	3% to 4%
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20 to 25%
Machinery and equipment	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(i)	Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use the assets, even if those assets are not explicitly specified in an arrangement.

A lease is classified at inception date as a finance or operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of Net Income (loss) and Comprehensive income (loss).

Leased assets are depreciated over the useful life of each asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of net income (loss) on a straight-line basis over the lease term.

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and ae treated as changes in accounting estimates in the consolidated statements of income.

(k)	Research and development

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(k)	Research and development (continued)

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(l)	Government assistance

Government assistance is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(m)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income and included in research and development expense if they relate to patents. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually as at November 30, 2016 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less that its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(n)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

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

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original

(o)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income (loss) using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested which is recognized as it accrues in net income (loss), using the effective interest method rate.

Foreign currency gains and losses are reported on a net basis.

(p)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(p)	Income taxes (continued)

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

(q)	Earnings per share

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

(r)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in earnings.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within 12 months of the date of the acquisition.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(s)	New standards and interpretations not yet adopted

IFRS 9 Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income, with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

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

IAS 7, Statements of Cash Flows (“IAS 7”)

Amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The application of the standard does not require disclosure for comparative periods. The new standard is effective for annual periods beginning on or after January 1, 2017 with early application permitted. The Company is currently evaluating the impact of the above amendments on its financial statements.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments will apply on after January 1, 2018 for the Company. The Company is currently evaluating the impact of the amendments to IFRS 2 on its consolidated financial statements.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

3.	Significant accounting policies (continued):

(s)	New standards and interpretations not yet adopted (continued)

IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses (“IAS 12”)

Amendments to IAS 12 require entities to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Additional guidance is provided on estimation of future taxable profits and the circumstances in which taxable profit may reduce the recovery of some assets for more than their carrying amount. The new standard is effective for annual periods beginning on or after January 1, 2017 to be applied retrospectively. Early adoption of the standard is permitted. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Business combinations:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC (together “Apicore”) will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options were exercised prior to December 1, 2016. This resulted in the Company’s ownership being diluted to 6.07% (4.95% fully diluted).

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they were encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company nor did any obligation arise prior to July 3, 2016, therefore no amount had been recorded in the consolidated financial statements.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain options to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867 (2015 - $1,559,599). The increase in value of $4,895,573 was recorded on the statement of net income (loss). In addition, immediately prior to the exercise of certain options to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011 (2015 - $227,571). The change in the value of the option rights of $20,560,440 was recorded in the statement of net income (loss) for the year ended December 31, 2016 as a revaluation of the derivative (2015 - $33,080).

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore Inc. The transaction was accounted for as a business combination achieved in stages. Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“API”) and pharmaceuticals specializing in the manufacturing of difficult to synthesize and other niche APIs for many United States and international generic and branded pharmaceutical companies. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A Preferred Shares and 1,250,000 Class D Warrants in Apicore in exchange for US$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retains option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares. In addition, Apicore has issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which are redeemable at the option of the holder after December 31, 2019. Finally, Apicore’s Class E shares are reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with the employees holding a right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. Remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

4.	Business combinations (continued):

As the transaction was accounted for as a business combination achieved in steps, on acquiring control of Apicore, the Company revalued its previous interest in Apicore at fair value on the date of control and recognized a gain on step acquisition.

Determination of the gain was as follows:

Fair value of 6.07% interest on December 1, 2016	$6,418,867
Carrying value of 6.07% interest prior to control	1,523,294
Gain on step acquisition	$4,895,573

For purposes of assessing the assets acquired and liabilities assumed, the Apicore Series A-1 preferred shares have been classified as a liability on the basis of the holder’s redemption right. The Apicore Series A-1 preferred shares are redeemable by the holder after December 31, 2019 in three annual instalments at the greater of the fair value of the shares at the redemption date and the net assets of the Company. The Class E common shares issued and the outstanding 497,500 Apicore options over Apicore Class E common shares with an employee put feature have been classified as a liability to repurchase Apicore Class E shares based on the fixed redemption price upon the change in control. The remaining Apicore options outstanding have been recorded in equity as a non-controlling interest. The Company’s call option over Apicore’s Class C common shares provides Medicure with present access to the returns associated with the related ownership interest as the option price is fixed with an exercise price below fair value and the parties have agreed that no dividends will be paid to other shareholders until July 3, 2017. Therefore the Company has accounted for the acquisition as if it has acquired all the outstanding interests of Apicore and recognized a derivative option on Apicore Class C sahres under the call option. As a result, 100% of the financial results of Apicore have been included in the Company’s financial statements from the date of acquisition.

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis and are based on information that is currently available to the Company. Additional information is being gathered to finalize these provisional measurements, particularly with respect to intangible assets, property and equipment, inventory, deferred revenue and deferred taxes. Accordingly, the measurement of the assets acquired and liabilities assumed may change upon finalization of the Company’s valuations and completion of the purchase price allocation, both of which are expected to occur no later than one year from the acquisition date. The following table summarizes the provisional fair values of the identifiable assets and liabilities of as at the date of the acquisition

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

4.	Business combinations (continued):

Net Assets Acquired
Cash	$3,611,307
Accounts receivable	3,202,471
Inventory	12,299,051
Prepaid expenses	698,115
Property and equipment	9,795,629
Intangible assets	101,712,420
Goodwill	47,485,572
Other assets	160,662
Accounts payable and accrued liabilities	(9,831,337)
Short-term borrowings	(1,051,309)
Advances on development arrangements	(1,544,335)
Long-term debt	(13,655,679)
Finance lease obligations	(342,153)
Fair value of Apicore Series A-1 preferred shares	(1,755,530)
Other liabilities	(136,827)
Deferred tax liabilities	(37,749,605)
Net assets acquired	$112,898,452

Summary of purchase consideration
Cash paid	$45,322,853
Due to vendor	2,759,507
Exercise of Apicore derivative	20,788,011
Fair value of 6.07% interest held	6,418,867
Non-controlling interest	2,069,409
Derivative option on Apicore Class C shares	32,901,006
Liability to repurchase Apicore Class E shares	2,638,799
Purchase consideration	$112,898,452

Transaction costs related to the Apicore acquisition in the year ended December 31, 2016 were $126,923 and are included in selling, general and administrative expenses.

From the date of acquisition, Apicore contributed to the 2016 results $7.8 million of revenue and $0.6 million of net loss before income taxes. If the acquisition had taken place as at January 1, 2016, revenue in 2016 would have increased by an additional $31.6 million and net income before taxes in 2016 would have been reduced by approximately $2.0 million.

Subsequent to December 31, 2016, the Company acquired 145,000 Class E Common Shares for a total cost to the Company of $810,732, upon employees exercising their put right to the Company.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

5.	Accounts receivable:

	December 31, 2016	December 31, 2015	December 31, 2014
Trade accounts receivable	$17,023,089	$9,797,312	$1,606,473
Other accounts receivable	177,689	26,304	31,203
	$17,200,778	$9,823,616	$1,637,676

Subsequent to the business combination completed and described in note 4, the Company’s customer base has diversified when compared to previous periods. As at December 31, 2016 there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 46% in aggregate (Customer one – 22%, Customer two -12% and Customer three – 12%).

As at December 31, 2015 and 2014, the trade accounts receivable consisted of amounts owing from four and five customers, respectively, which represent approximately 100% and 99%, respectively, of trade accounts receivable.

6.	Inventories:

	December 31, 2016	December 31, 2015	December 31, 2014
AGGRASTAT®: Finished product available-for-sale	$3,418,652	$1,008,773	$936,413
AGGRASTAT®: Unfinished product	697,767	110,330	163,163
AGGRASTAT®: Pre-launch inventory	-	1,170,172	-
API: Finished product available-for-sale	4,693,448	-	-
API: Work-in-progress	1,914,910	-	-
API: Raw material and packaging material	1,451,867	-	-
	$12,176,644	$2,289,275	$1,099,576

During the year ended December 31, 2016, the Company recorded a recovery of $108,817 relating to inventories that were previously written-off. During the year ended December 31, 2015 the Company wrote-off $40,920 of inventory that had expired or was otherwise unusable. During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written-off. During the year ended May 31, 2014, the Company wrote-off $22,209 of inventories that had expired or were otherwise unusable. Inventories expensed as part of cost of goods sold during the year ended December 31, 2016 amounted to $8,531,060 (year ended December 31, 2015 - $1,563,344, seven months ended December 31, 2014 - $349,901, year ended May 31, 2014 - $300,378).

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

7.	Property and equipment:

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
Balance, May 31, 2014	$-	$-	$170,906	$-	$-	$170,906
Additions	-	-	16,713	-	-	16,713
Effect of movements in exchange rates	-	-	8,357	-	-	8,357
Balance, December 31, 2014	$-	$-	$195,976	$-	$-	$195,976
Additions	-	-	129,804		96,766	226,570
Disposals	-	-	(21,654)			(21,654)
Effect of movements in exchange rates			24,652			24,652
Balance, December 31, 2015	$-	$-	$328,778	$-	$96,766	$425,544
Acquisitions under business combinations (note 4)	2,316,979	2,066,616	1,966,628	2,598,259	847,147	9,795,629
Additions	-	56,071	148,337	200,223	59,577	464,208
Disposals	-	-	-	-	-	-
Effect of movements in exchange rates	-	-	(4,672)	-	-	(4,672)
Balance, December 31, 2016	$2,316,979	$2,122,687	$2,439,070	$2,798,482	$1,003,490	$10,680,709

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
Balance, May 31, 2014	$-	$-	$150,225	$-	$-	$150,225
Additions	-	-	5,033	-	-	5,033
Effect of movements in exchange rates	-	-	7,557	-	-	7,557
Balance, December 31, 2014	$-	$-	$162,815	$-	$-	$162,815
Amortization	-	-	23,803	-	7,741	31,544
Disposals	-	-	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	-	22,677	-	-	22,677
Balance, December 31, 2015	$-	$-	$187,641	$-	$7,741	$195,382
Amortization	-	21,408	66,940	67,540	33,119	189,008
Effect of movements in exchange rates	-	-	(4,320)	-	-	(4,320)
Balance, December 31, 2016	$-	$21,408	$250,261	$67,540	$40,860	$380,070

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2014	$-	$-	$33,161	$-	$-	$33,161
At December 31, 2015	$-	$-	$141,137	$-	$89,025	$230,162
At December 31, 2016	$2,316,979	$2,101,279	$2,188,809	$2,730,942	$962,630	$10,300,639

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

8.	Intangible assets:

Cost	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, May 31, 2014	$9,238,151	$1,717,216	$303,038	$-	$11,258,405
Additions	7,206	-	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	-	788,696
Balance, December 31, 2014	$9,892,623	$1,837,431	$324,253	$-	$12,054,307
Reversal of impairment loss	3,995,617	2,226,434	392,900	-	6,614,951
Effect of movements in exchange rates	1,820,309	364,473	64,319	-	2,249,101
Balance, December 31, 2015	$15,708,549	$4,428,338	$781,472	$-	$20,918,359
Acquisitions under business combinations (Note 4)	-	-	-	101,712,420	101,712,420
Effect of movements in exchange rates	(468,759)	(132,146)	(23,320)	-	(624,225)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$101,712,420	$122,006,554

Accumulated amortization and impairment losses	Patents	Trademarks	Customer List	Acquired intangible assets	Total
Balance, May 31, 2014	$8,161,810	$1,413,917	$249,520	$-	$9,825,247
Amortization	340,076	74,834	13,206	-	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	-	703,998
Balance, December 31, 2014	$9,085,292	$1,591,259	$280,810	$-	$10,957,361
Amortization	485,298	147,978	26,114	-	659,390
Reversal of impairment loss	3,523,955	1,957,288	345,403	-	5,826,646
Effect of movements in exchange rates	1,687,291	319,327	56,352	-	2,062,970
Balance, December 31, 2015	$14,781,836	$4,015,852	$708,679	$-	$19,506,367
Amortization	886,217	394,461	69,612	841,734	2,192,024
Effect of movements in exchange rates	(428,263)	(114,121)	(20,139)	5,869	(556,654)
Balance, December 31, 2016	$15,239,790	$4,296,192	$758,152	$847,603	$21,141,737

Carrying amounts	Patents	Trademarks	Customer List	Acquired intangible assets	Total
At December 31, 2014	$807,331	$246,172	$43,443	$-	$1,096,946
At December 31, 2015	$926,713	$412,486	$72,793	$-	$1,411,992
At December 31, 2016	$-	$-	$-	$100,864,817	$100,864,817

The Company has considered indicators of impairment as at December 31, 2016, December 31, 2015 and December 31, 2014. To December 31, 2016, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 or the year ended May 31, 2014.

The Company acquired intangible assets during the year ended December 31, 2016 as described in note 4. The average remaining amortization period of the Company’s intangible assets is approximately 10 years.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

8.	Intangible assets (continued):

For the year ended December 31, 2016, amortization of intangible assets relating to AGGRASTAT® totalling $1,347,022 (year ended December 31, 2015 - $655,603, seven months ended December 31, 2014 - $331,547, year ended May 31, 2014 - $545,535) is recognized in cost of goods sold and amortization of other intangible assets totalling $875,016 (year ended December 31, 2015 - $3,787, seven months ended December 31, 2014 - $96,569, year ended May 31, 2014 - $8,007) is recognized in research and development expenses.

As described in note 11, intangible assets were pledged as security against long-term debt.

9.	Short-term borrowings:

December 31, 2016
Working capital facility	$424,714
Pre-shipment credit facility	959,150
$1,383,864

The Company, through the acquisition of a subsidiary (note 4) has entered into a credit facility with Dena Bank, headquartered in India. The facility provides a USD denominated pre-shipment credit facility “Pre-shipment credit facility” and an Indian Rupee (INR) denominated working capital facility “Working capital facility”. The available credit facility is an aggregate amount of the Dena facility and pre-shipment credit facility to a maximum of INR 75,000,000 (CAD $1,480,547). Interest rates and security on each credit classification are as follows:

Facility type	Interest rate	Security
Working capital facility	Bank Base Rate + 2.55%	25% of raw materials and finished goods inventories 33 1/3% of work-in-progress 50% of net accounts receivable <90 days, 100% > 90 days
Pre-shipment credit	LIBOR + 3.50%	25% of raw materials and finished goods inventories 33 1/3% of work-in-progress 50% of net accounts receivable <90 days, 100% > 90 days

10.	Finance lease obligations:

The Company, through the acquisition of a subsidiary (Note 4) has entered into three capital lease arrangements to finance the acquisition of certain equipment. The Company’s obligations under finance leases are secured by the associated equipment. Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments are as follows:

2017	$107,283
2018	96,696
2019	81,871
2020	81,871
Total minimum lease payments	367,721
Less: Amounts representing finance expense	(36,031)
Present value of minimum lease payments	331,690
Current portion of finance lease obligation	(89,241)
$242,449

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

11.	Long-term debt:

	December 31, 2016	December 31, 2015	December 31, 2014
Crown Capital Fund IV LP term loan	$54,808,473	$-	$-
Knight Therapeutics Inc. loan	12,721,292	-	-
Dena Bank Loan	918,567	-	-
Manitoba Industrial Opportunities Program loan	2,615,844	4,242,784	4,880,826
	71,064,176	4,242,784	4,880,826
Current portion of long-term debt	(2,883,752)	(1,625,191)	(654,877)
	$68,180,424	$2,617,593	$4,225,949

Principal repayments to maturity by fiscal year are as follows:

2017	$2,906,797
2018	267,908
2019	267,908
2020	60,114,843
63,557,456
Less: deferred debt issue expenses (net of accumulated amortization of $594,317)	(5,447,962)
$58,109,494

(a)	Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, described in Note 4, the Company received a term loan from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”), in which Crown holds a 40% interest for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity.

The Company has granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000 less related debt issuance costs of $3,538,648. The liability component has been accreted using the effective interest rate method, and during the year ended December 31, 2016, the Company recorded accretion of $36,884, non-cash interest expense related to financing costs of $110,237 and interest expense of $702,574 on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholder’s equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2016 was 12%.

Beginning in 2017, the Company will be required to maintain certain financial covenants under the terms of the Crown Loan.

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”)

The Company, through the acquisition of a subsidiary as described in Note 4 has a debt agreement with Knight Therapeutics Inc. The Knight Loan bears interest at 12% per annum, with interest paid quarterly at the end of each quarter with unpaid interest and principal due June 30, 2018. The Knight Loan is secured by a security interest in substantially all of the acquired subsidiary’s assets.

The effective rate of interest on the Knight Loan for the year ended December 31, 2016 was 12%.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

11.	Long-term debt (continued):

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”) (continued)

The subsidiary is required to maintain certain financial covenants, based on results of the subsidiary, under the terms of the Knight Loan. As at December 31, 2016, the Company was in compliance with the terms of the Knight Loan.

Subsequent to December 31, 2016, on January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the statement of financial position at December 31, 2016 as cash held in escrow. As a result, the repayments relating to the Knight Loan have not been included in the principal repayments to maturity by fiscal year table.

(c)	Dena Bank Loan

The Company, through the acquisition of a subsidiary as described in Note 4 has a debt agreement with Dena Bank. The loan bears interest at LIBOR plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC. with a value each of $0.15 USD, and a guarantee by directors of Apicore LLC.

The effective rate of the loan for the year ended December 31, 2016 was 9%.

(d)	Manitoba Industrial Opportunities Loan (“MIOP Loan”)

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

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transaction due to the timing of the closing of the transaction. As a result, $969,413, net of deferred debt issue costs has been included within current liabilities on the statement of financial position as at December 31, 2016 and has been included within the 2017 repayments on the principal repayments to maturity by fiscal year table. The Company has subsequently received a waiver from MIOP waiving any right to call the loan and the long-term portion of the MIOP loan will no longer be included within current liabilities going forward. Aside from this approval, the Company was in compliance with the terms of the loan as at December 31, 2016.

The effective interest rate on the MIOP loan for the year ended December 31, 2016 was 7% (year ended December 31, 2015 – 7%, seven months ended December 31, 2014 – 7%, year ended May 31, 2014 – 7%).

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

12.	Royalty obligation:

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

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest rate method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2016 of $5,685,722 (December 31, 2015 - $5,373,452 and December 31, 2014 - $2,189,054) of which $2,019,243 (December 31, 2015 - $1,648,180, December 31, 2014 - $473,744) represents the current portion of the royalty obligation. The change in the royalty obligation for the year ended December 31, 2016 of $2,271,436 (year ended December 31, 2015 - $3,791,282, seven months ended December 31, 2014 - $492,722, year ended May 31, 2014 - $1,349,372) is recorded within finance expense on the consolidated statements of net income and comprehensive income. Royalties recorded for the year ended December 31, 2016 totalled $1,795,089, (year ended December 31, 2015 - $1,207,772, seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131) with payments made during the year ended December 31, 2016 of $1,712,389 (year ended December 31, 2015 - $642,768, seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291).

13.	Other long-term liabilities:

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funding was received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayment requirement remains in effect for a period not less than eight fiscal years. The Company repaid $100,000 of this funding during the year ended December 31, 2016. Subsequent to December 31, 2016, the remaining $100,000 relating to this funding was repaid by the Company resulting in no further repayment requirements in regards to this government funding.

The funding was originally recorded as other long-term liability and was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The liability subsequently was measured at amortized cost using the effective interest method, with the associated cash flows being revised each period, which resulted in a carrying value at December 31, 2016 of $100,000 (December 31, 2015 - $200,000 and December 31, 2014 - 152,778) which represents the current portion and is included within accounts payable and accrued liabilities on the consolidated statements of financial position. There was no net change in the fair value of this liability for the year ended December 31, 2016. The net change in the other long-term liability for the year ended December 31, 2015 of $ 47,222, for seven months ended December 31, 2014 of nil and for the year ended May 31, 2014 of $14,483 was recorded as a research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

In additional the Company had other long-term liabilities of $33,999 (December 31, 2015 and 2014 – nil).

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock:

(a)	Authorized

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

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (note 14c)	3,333	3,414
Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (note 14c)	10,066	9,091
Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (note 14c)	23,350	65,034
Shares issued upon exercise of warrants (note 14d)	68,293	281,198
Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (note 14c)	1,069,434	3,217,125
Shares issued upon exercise of warrants (note 14d)	17,806	69,443
Balance, December 31, 2016	15,532,408	$124,700,345

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totalled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24-month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

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

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the consolidated statements of income and comprehensive income as a loss on settlement of debt.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan

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

On April 6, 2016, the Company granted an aggregate of 265,025 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 225,025 are set to expire on the fifth anniversary of the date of grant and 40,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $6.16 per share. Of the 265,025 options granted on April 6, 2016, 235,025 vested immediately, 10,000 vested on June 30, 2016, 10,000 vested on September 30, 2016 and 10,000 vest on December 31, 2016. The options vesting on June 30, 2016, September 30, 2016 and December 31, 2016 were forfeited and terminated during the year ended December 31, 2016.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

	December 31, 2016		December 31, 2015
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	2,277,126	$1.90	1,720,253	$2.12
Granted	265,025	6.16	644,070	2.65
Exercised	(1,069,434)	(1.72)	(23,350)	(1.42)
Forfeited, cancelled or expired	(85,717)	(9.59)	(63,847)	(15.60)
Balance, end of period	1,387,000	$2.37	2,277,126	$1.90
Options exercisable, end of period	1,387,000	$2.37	2,277,126	$1.90

	December 31, 2014		May 31, 2014
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	1,418,019	$2.15	1,421,352	$2.14
Granted	332,300	1.90	-	-
Exercised	(10,066)	(0.61)	(3,333)	(0.60)
Forfeited, cancelled or expired	(20,000)	(1.05)	-	-
Balance, end of period	1,720,253	$2.12	1,418,019	$2.15
Options exercisable, end of period	1,720,253	$2.12	1,418,019	$2.15

Options outstanding at December 31, 2016 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	270,000	6.35 years	$0.30	270,000
$0.31 - $1.00	35,332	1.88 years	$0.60	35,332
$1.01 - $3.00	737,420	5.42 years	$1.61	737,420
$3.01 - $5.00	119,500	3.90 years	$3.90	119,500
$5.01 - $10.00	210,175	4.26 years	$6.16	210,175
$10.01 - $15.00	11,240	0.95 years	$14.55	11,240
$20.01 - $23.10	3,333	0.04 years	$23.10	3,333
$0.30 - $23.10	1,387,000	5.16 years	$2.37	1,387,000

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2016 is $1,340,001 (year ended December 31, 2015 - $1,460,316, seven months ended December 31, 2014 - $620,705, year ended May 31, 2014 - $295,144). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

	Year ended December 31,2016	Year ended December 31, 2015	Seven months ended December 31, 2014
Expected option life	4.8 - 5.0 years	1.0 - 5.3 years	5.0 – 5.4 years
Risk free interest rate	0.52% - 0.67%	0.57% - 0.92%	1.01% – 1.66%
Dividend yield	nil	nil	Nil
Expected volatility	115.59% - 117.56%	135.03% - 171.07%	142.68% - 166.39

Subsequent to December 31, 2016, 50,950 stock options were exercised, 1,400 at an exercise price of $1.90 per common share and 35,500 at an exercise price of $3.90 per common share and 14,050 at an exercise price of $6.16 per common share for total gross proceeds to the Company of $227,658.

Additionally, Apicore has a stock option plan and at the acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the employee’s right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and will fully vest in 2017. The value of the put option recorded as a liability to repurchase Apicore Class E shares on the statement of financial position and the value of the remaining options is recorded as non-controlling interest within equity. During the period from December 1, 2016 to December 31, 2016, the Company recorded $60,240 of stock-based compensation expense within selling, general and administration expenses on the statement of net income.

(d)	Warrants

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 14(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 17, 2016 as part of Crown Loan (Note 11), the Company issued 900,000 warrants to the loan holders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the Statements of Financial Position.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(d)	Warrants (continued)

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2016 and 2015 are as follows:

	December 31, 2016		December 31, 2015
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	59,775	$2.20	-	$-
Granted	900,000	6.50	128,068	2.20
Exercised	(17,806)	2.20	(68,293)	(2.20)
Balance, end of period	941,969	$6.31	59,775	$2.20
Options exercisable, end of period	941,969	$6.31	59,775	$2.20

There were no Canadian dollar denominated warrants outstanding during the seven months ended December 31, 2014 or the year ended May 31, 2014.

The fair value of the warrants issued during the years ending December 31, 2016 and 2015 were determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

	December 31, 2016	December 31, 2015
Expected warrant life	4.0 years	2.0 years
Risk-free interest rate	0.85%	0.63%
Dividend yield	nil	nil
Expected volatility	120.40%	133.93%

Subsequent to December 31, 2016, 5,000 warrants were exercised at a price of $2.20 for gross proceeds to the Company of $11,000.

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, which expired on December 31, 2016 were recorded at fair value within accounts payable and accrued liabilities as at December 31, 2015 and totalled $1,161 and December 31, 2014 and totalled $36,259. Changes in fair value of the warrants for the year ended December 31, 2016 resulted in a recovery of $1,161 (year ended December 31, 2015 – recovery of $35,098, seven months ended December 31, 2014 - recovery of $18,085 and year ended May 31, 2014 – expense of $43,820) are recorded within finance expense (income).

Changes in the number of warrants with an exercise price denominated in a currency other than the Company's functional currency outstanding during the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

Issue (Expiry date)	Original granted	Exercise price per share	December 31, 2014	Granted (expired)	December 31, 2015	Granted (expired)	December 31, 2016
66,667 units (expiry - December 31, 2016	66,667	USD $18.90	66,667	-	66,667	(66,667)	-

Issue (Expiry date)	Original granted	Exercise price per share	May 31, 2013	Granted (expired)	May 31, 2014	Granted (expired)	December 31, 2014
66,667 units (expiry - December 31, 2016	66,667	USD $18.90	66,667	-	66,667	-	66,667

The warrants that expired on December 31, 2016 were issued with a debt financing agreement in September 2007, were denominated in U.S. dollars and may have been exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

14.	Capital stock (continued):

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 was 15,002,005, 13,461,609, 12,204,827 and 12,196,745, respectively. For the years ended December 31, 2016 and 2015 and the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the year ended May 31, 2014, the dilution created by options and warrants has not been reflected in the per share amount as the effect would be anti-dilutive.

The following table reflects the income and share data used in the basic earnings per share computations:

	Year ended December 31, 2016	Year ended December 31, 2015	Seven months Ended December 31, 2014	Year Ended May 31, 2014
Net income (loss)	$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Weighted average shares outstanding for basic earnings per share	15,002,005	13,461,609	12,204,827	12,196,745
Basic earnings (loss) per share	$1.84	0.12	0.10	(0.16)

The following table reflects the income and share data used in the diluted earnings per share computations:

	Year ended December 31, 2016	Year ended December 31, 2015	Seven months Ended December 31, 2014	Year Ended May 31, 2014
Net income (loss)	$27,657,474	$1,668,429	$1,195,596	$(1,934,096)
Weighted average shares outstanding for basic earnings per share	15,002,005	13,461,609	12,204,827	12,196,745
Effects of dilution from:
Stock options	1,372,427	2,244,186	1,638,299	-
Warrants	941,969	59,775	-	-
Weighted average shares outstanding for diluted earnings per share	17,316,401	15,765,570	13,843,126	12,196,745
Basic earnings (loss) per share	$1.60	0.11	0.09	(0.16)

Effects of dilution from 14,573 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2016 as their exercise price exceeds the Company’s share price on the TSX Venture Exchange at December 31, 2016 (year ended December 31, 2015 – 32,940, seven months ended December 31, 2014 – 81,954 stock options). Effects of 1,418,019 stock options were excluded from the calculation of weighted average shares outstanding for diluted earnings per share for the year ended May 31, 2014 as their effect is anti-dilutive. There were no warrants excluded from the calculation of the weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2016 as their exercise price exceeds the Company’s share price on the TSX Venture Exchange at December 31, 2016 (year ended December 31, 2016 – 66,667, seven months ended December 31, 2014 – 66,667, year ended May 31, 2014 – 66,667)

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes:

The Company recognized a current income tax expense of $501,315 for the year ended December 31, 2016 (year ended December 31, 2015 - nil, seven months ended December 31, 2014 – nil, year ended May 31, 2014 - nil).

The Company recognized a deferred income tax expense of $301,512 for the year ended December 31, 2016 (year ended December 31, 2015 – recovery of $379,000, seven months ended December 31, 2014 – nil, year ended May 31, 2014 – nil).

As at December 31, 2016, 2015 and 2014, deferred tax assets and liabilities have been recognized with respect to the following items:

	December 31, 2016	December 31, 2015	December 31, 2014
Deferred tax assets
Non-capital loss carryforwards	$701,000	$356,000	$-
Other	-	23,000	-
Total deferred tax assets	$701,000	$379,000	$-

Deferred tax assets/(liabilities)
Non-capital loss carryforwards	1,101,000	-	-
Research and development credits	922,000	-	-
Intangible assets	(38,720,000)	-	-
Other	(1,446,000)	-	-
Total deferred tax liabilities	$38,143,000	$-	$-

As at December 31, 2016, 2015 and 2014, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2016	December 31, 2015	December 31, 2014
Deferred tax assets
Non-capital loss carryforwards	$6,449,000	$7,086,000	$6,920,000
Scientific research and experimental development	3,793,000	3,793,000	3,793,000
Other	256,000	235,000	1,009,000
Deferred tax liability
Investment in Apicore	-	(70,000)	(66,000)
Total	$10,498,000	$11,044,000	$11,656,000

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 to the income tax expense is as follows:

	December 31, 2016	December 31 2015	December 31, 2014	May 31 2014
Income (loss) for the year
Canadian	$20,593,613	$(2,972,573)	$(283,456)	$(2,037,987)
Foreign	7,866,688	4,262,002	1,479,052	103,891
	$28,460,301	$1,289,429	$1,195,596	$(1,934,096)

	December 31, 2016	December 31 2015	December 31, 2014	May 31 2014
Canadian federal and provincial income taxes at 27% (December 31, 2015 – 27%, December 31, 2014 – 27%, May 31, 2014 = 27%)	$(7,684,000)	$(348,000)	$(323,000)	$522,000
Gain on revaluation of option	5,551,000	-	-	-
Permanent differences and other items	(758,000)	(537,000)	(170,000)	(256,000)
Foreign tax rate in foreign jurisdiction	1,542,000	652,000	252,000	(9,000)
Change in unrecognized deferred tax assets	546,000	612,000	241,000	(257,000)
	$(803,000)	$379,000	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), India (33.06%) and the United States (38.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

15.	Income taxes (continued):

At December 31, 2016, the Company has the following Canadian non-capital losses available for application in future years:

2026	$939,620
2027	1,111,169
2029	5,215,484
2030	2,711,291
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,425,224
2035	1,692,771
2036	3,324,853
$20,728,090

Scientific research and development tax credits of $3,826,000 (December 31, 2015 - $3,826,000, December 31, 2014 - $3,826,000 and May 31, 2014 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, will expiry by 2028. No asset has been recorded in relation to these credits.

At December 31, 2016, the Company has the following United States net operating losses available for application in future years:

2029	$-
2031	-
2034	7,577
2035	875
2036	2,897,368
$2,905,620

At December 31, 2016, the Company has the following Barbados losses available for application in future years:

2017	$48,218,773
2018	8,912,592
2019	2,427,029
2020	1,244,865
2023	1,311,466
$62,114,725

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

16.	Finance expense:

During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 the Company incurred finance expense as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Interest on MIOP loan	$218,867	$309,733	$187,451	$327,167
Interest on Crown loan	849,694	-	-	-
Interest on Knight loan	130,724	-	-	-
Interest on other debt and borrowings	9,631	-	-	-
Change in fair value of royalty obligation	2,271,436	3,791,282	492,722	1,349,372
Change in fair value of warrant liability	(1,161)	(35,098)	(18,085)	43,821
Other interest, net and banking fees	(62,512)	57,535	67,569	88,627
	$3,416,678	$4,123,452	$729,657	$1,808,987

During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014, the Company paid finance expense as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Interest paid on MIOP loan	$186,467	$256,427	$153,904	$262,500
Interest paid on Crown loan	702,574	-	-	-
Interest paid on Knight loan	387,505	-	-	-
Interest paid on other debt and borrowings	9,631	-	-	-
Other interest, net and banking fees	(62,512)	57,873	71,555	36,846
	$1,223,664	$314,300	$225,459	$299,346

17.	Commitments and contingencies:

(a)	Commitments

As at December 31, 2016, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$1,940,383
2018	764,276
2019	735,959
2020	566,450
2021	573,750
Thereafter	1,567,019
$6,147,837

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(a)	Commitments (continued)

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totalling US$150,000 annually (based on current pricing) until 2024.

Effective November 1, 2014, the Company entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under lease agreement at a rate of $212,000 per annum until October 31, 2019.

The Company, through the acquisition of a subsidiary as described in Note 4, leases office and manufacturing facilities from a related part, under a non-cancelable agreement expiring in 2024 at escalating rental rates throughout the term of the lease. The terms of the agreement specify that the Company has the option to purchase the building and land at the then fair value, as well as the option to renew the lease for an additional five year period

Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term. Subsequent to December 31, 2016 and effective January 1, 2017, this agreement was renewed for an additional year for $7,083 per month or $85,000 per year.

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed prior to December 31, 2016. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing that were completed during fiscal 2016, and as at December 31, 2016, there is no amount owing or prepaid under this agreement. As at December 31, 2015 and 2014, there was $1,063,707 and $549,247, respectively recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2016, no interest was recorded relating to amounts owing under this agreement For the year ended December 31, 2015 and the seven months ended December 31, 2014, $22,675 and $18,738, respectively, was recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extended the agreement to October 31, 2017 however all purchase commitments were fulfilled prior to December 31, 2016.

The Company, through the acquisition of a subsidiary as described in Note 4, the Company has entered into various collaborative agreements with six parties for the development of products which continue through 2025. The agreements include terms of renewal, ranging from one to three years, subject to mutual approval. The total expected costs to be incurred under these agreements approximated US$8.7 million as at December 31, 2016.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

Subsequent to December 31, 2016, a subsidiary of the Company entered into a purchase arrangement with a vendor to purchase software in the next year with an estimated cost of US$149,000.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(b)	Guarantees

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

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties recorded for the year ended December 31, 2016 totalled $1,795,089, (year ended December 31, 2015 - $1,207,772, seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131) with payments made during the year ended December 31, 2016 of $1,712,389 (year ended December 31, 2015 - $642,768, seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291).

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

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly instalments following approval. On July 7, 2016 the Company announced it has received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income and comprehensive income pertaining to this contingent liability.

The Company, through the acquisition of a subsidiary as described in Note 4, is subject to a stringent regulatory environment. Any product designed and labeled for use in humans requires regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA. Various Federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage, and record-keeping related to such products and their promotion and marketing. In addition, the current regulatory environment at the FDA could lead to increased testing and data requirements which could impact regulatory timelines and costs to the Company and its suppliers.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

17.	Commitments and contingencies (continued):

(d)	Contingencies (continued)

The Company, through the acquisition of a subsidiary as described in Note 4, the Company is involved in legal matters. In 2016, the Company and another pharmaceutical company filed a complaint in the United States District Court for the Eastern District of Texas against a third party asserting that the patents of two of the Company’s products were infringed and, in a later filing, sought monetary damages and injunctive relief. The Court has not issued a final ruling or entered an order on the matter. The Company and the other pharmaceutical company prevailed in a similar action filed in the United States District Court for the District of New Jersey. However, the defendant has indicated that they will file a formal request for a review of the disputed patents with the United States Patent and Trademark Office.

These related matters are in early stages of the legal process; however, management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company’s financial position, results of operations or cash flows.

18.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer, Chief Financial Officer, beginning in January 2016, the Vice-President, Commercial Operations, and beginning in December 2016, the Chief Executive Officer of Apicore, are key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For 2016, the President and Chief Operating Officer was included in key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31 2016	December 31 2015	December 31 2014	May 31 2014
Salaries, fees and short-term benefits	$871,699	$914,062	$366,015	$781,484
Termination benefits	221,624	-	-	-
Share-based payments	145,398	107,554	73,424	-
	$1,238,721	$1,021,616	$439,439	$781,484

As at December 31, 2016, the Company has $13,279 (December 31, 2015 - $5,675 and December 31, 2014 - $336,766) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2016, there was no interest charged on amounts payable to the Company’s Board of Directors. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

18.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Included within selling, general and administration expenses for the year ended December 31, 2016 is $221,624 pertaining to severance for the former President and Chief Operating Officer. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at December 31, 2016 (December 31, 2015 – 18%, December 31, 2014 – 19%).

During the year ended December 31, 2016, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (year ended December 31, 2015 - $215,000, seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000) for business administration services, $222,500 (year ended December 31, 2015 - $176,051, seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500) in rental costs and $41,975 (year ended December 31, 2015 - $33,575, seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735) for commercial and information technology support services. As described in note 15, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 no longer includes the Chief Financial Officer's services, which effective January 1, 2016, will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2016, the Company paid GVI CDS $592,464, (year ended December 31, 2015 - $330,764, seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the year ended December 31, 2016, the Company paid CanAm $560,205 (year ended December 31, 2015 - $399,580, seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2016, there was no interest charged on these amounts payable to related. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the acquisition on December 1, 2016 (Note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the period from December 1, 2016 to December 31, 2016, rental expenses from Dap Dhaduk totalled $29,869.

Beginning with the acquisition on December 1, 2016 (Note 4), the Company purchased inventory totalling of $217,382, from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an Indian based entity that is significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc.

As at December 31, 2016, included in accounts payable and accrued liabilities is $100,493 (December 31, 2015 - $23,494 and December 31, 2014 - $120,962) payable to GVI, $336,008 (December 31, 2015 - $64,539 and December 31, 2014 - $145,100) payable to GVI CDS, $80,582 (December 31, 2015 - $60,611 and December 31, 2014 - $247,752) payable to CanAm, and $467,250 payable to Aktinos which are unsecured, payable on demand and bear interest as described above.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

18.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $54,247 (year ended December 31, 2015 - $100,000, seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $54,380 (December 31, 2015 – $45,753 and December 31, 2014 - $345,753) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one year term, at a rate of $135,000 annually. The agreement may be terminated by either party at any time upon 30 days written notice. During the year ended December 31, 2016 the Company recorded a bonus of $10,000 to its Chief Financial Officer which is recorded within selling, general and administrative expenses. As at December 31, 2016, included in accounts payable and accrued liabilities is $22,313 payable to JFK Enterprises Ltd. as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

19.	Expenses by nature:

Expenses incurred for the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and year ended May 31, 2014 are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014
Personnel expenses
Salaries, fees and short-term benefits	$6,731,824	$3,908,579	$1,079,085	$1,584,724
Share-based payments	1,400,241	1,460,316	620,705	295,144
	8,132,065	5,368,895	1,699,790	1,879,868
Amortization and derecognition	2,412,170	690,934	433,149	561,269
Research and development	2,611,467	3,723,317	584,991	401,311
Manufacturing	1,062,684	916,939	-	127,953
Inventory material costs	7,933,684	1,563,344	349,901	300,378
(Write-up) write-down of inventory	(108,817)	40,920	(80,874)	22,209
Medical affairs	1,040,755	865,368	260,861	136,996
Administration	1,915,639	948,226	362,483	618,022
Selling and logistics	5,355,876	3,103,722	854,664	780,748
Professional fees	739,513	140,573	150,131	352,734
	$31,095,036	$17,362,238	$4,615,096	$5,181,488

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments:

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2016:

	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$12,266,177	$12,266,177
Cash held in escrow	12,809,072	12,809,072
Accounts receivable	17,200,778	17,200,778

Financial liabilities
Other financial liabilities:
Short-term borrowings	$1,383,864	$1,383,864
Accounts payable and accrued liabilities	17,242,366	17,242,366
Current income taxes payable	504,586	504,586
Current portion of finance lease obligation	89,241	89,241
Current portion of long-term debt	2,883,752	2,883,752
Current portion of royalty obligation	2,019,243	2,019,243
Finance lease obligation	242,449	242,449
Long-term debt	67,947,034	67,947,034
Royalty obligation	3,666,479	3,666,479
Derivative option on Apicore Class C shares	32,901,006	32,901,006
Liability to repurchase Apicore Class E shares	2,700,101	2,700,101
Fair value of Apicore Series A preferred shares	1,755,530	1,755,530
Due to vendor	2,759,507	2,759,507

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash	$3,568,592	$3,568,592	$493,869	$493,869
Accounts receivable	9,823,616	9,823,616	1,637,676	1,637,676
Long-term derivative	227,571	227,571	194,491	194,491

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$7,079,091	$7,079,091	$3,248,877	$3,248,877
Current portion of long-term debt	1,625,191	1,625,191	654,877	654,877
Current portion of royalty obligation	1,648,180	1,648,180	473,744	473,744
Long-term debt	2,617,593	2,617,593	4,225,949	4,225,949
Royalty obligation	3,725,272	3,725,272	1,715,310	1,715,310
Other long-term liability	100,000	100,000	152,778	152,778

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 (December 31, 2014 - $36,259) and the current portion of the other long-term liability (Level 3) of $100,000 (December 31, 2014 – nil).

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

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2016 is as follows:

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

	Level 1	Level 2	Level 3
Financial liabilities
Short-term borrowings	$-	$1,383,864	$-
Accounts payable and accrued liabilities			100,000
Current portion of finance lease obligation	-	89,241	-
Current portion of long-term debt	-	2,883,752	-
Current portion of royalty obligation	-	-	2,019,243
Finance lease obligation	-	242,449	-
Long-term debt	-	67,947,034	-
Royalty obligation	-	-	3,666,479
Derivative option on Apicore Class C shares	-	-	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

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

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2016 would change by approximately $730,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2016 would change by approximately $120,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2016 and 2015, seven months ended December 31, 2014 and the year ended May 31, 2014 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2016	December 31, 2015	December 31, 2014
Cash	$8,895,641	$2,391,230	$397,692
Cash held in escrow	9,538,366
Accounts receivable	12,083,028	7,078,982	1,384,772
Long-term derivative	-	164,430	167,650
Accounts payable and accrued liabilities	(9,588,229)	(4,466,722)	(1,430,885)
Income taxes payable	(375,743)	-	-
Current portion of finance lease obligation	(66,454)	-	-
Current portion of royalty obligation	(1,503,643)	(1,190,881)	(408,365)
Finance lease obligation	(180,542)	-	-
Long-term debt	(9,473,000)	-	-
Royalty obligation	(2,730,269)	(2,691,670)	(1,478,588)
Due to Vendor	(2,054,882)	-	-
Derivative option on Apicore Class C shares	(24,499,967)	-	-
Liability to repurchase Apicore Class E shares	(2,010,649)	-	-
Fair value of Apicore Series A-1 preferrred shares	(1,307,268)
	$(23,273,616)	$1,285,369	$(1,367,724)

Based on the above net exposures as at December 31, 2016, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income of approximately $1,164,000 (December 31, 2015 - $64,000 and December 31, 2014 - $68,000).

The Company is also exposed to currency risk on the Indian Rupee, however risk is reduced due to the low value of the Rupee in comparison to the Canadian dollar. Foreign currency changes in regards to the Rupee would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, long-term debt and other long-term liability.

An increase or decrease in interest rates of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $250,000 (year ended December 31, 2015 - $20,000, seven months ended December 31, 2014 - $4,000, year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of 1% during the year ended December 31, 2016, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $26,000 (December 31, 2015 - $49,000, seven months ended December 31, 2014 - $52,000, year ended May 31, 2014 - $52,000).

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

20.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

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

The Company is subject to a concentration of credit risk related to its accounts receivable as 46% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2016, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (year ended December 31, 2015 - $4,142, seven months ended December 31, 2014 – bad debt expense of $4,142 and year ended May 31, 2014 - nil).

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

(c)	Capital management

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2016.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

21.	Determination of fair values:

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

(a)	Long-term derivative

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income and comprehensive income. The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

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

(c)	Royalty obligation

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

(d)	Liability to repurchase Apicore Class E shares

The liability is recorded at its fair value being the fixed option price for which the employees can request the Company to redeem their Class E shares based on the underlying contractual terms.

(e)	Derivative option on Apicore Class C shares

The derivative option is recorded at the fair value underlying the contractual terms that provided the fixed option price of Apicore’s Class C common shares at the date of grant.

(f)	Fair value of the Apicore Series A-1 preferred shares

The fair value of the Apicore Series A-1 shares was determined on initial recognition in relation to valuation performed over Apicore for purposes of the Company’s acquisition of Apicore. Estimating fair value required using the most appropriate valuation model and management’s best estimates of future cash flows and an appropriate discount rate.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended December 31, 2016 and 2015, seven months ended December 31, 2014, year ended May 31, 2014

22.	Segmented information:

The operations of the Company are classified in two industry segments: the marketing and distribution of AGGRASTAT® and the manufacturing and distribution of API. No operating segments have been aggregated to form these reportable operating segments.

Revenue generated from external customers based on their location for the years ended December 31, 2016 and 2015; seven months ended December 31, 2014 and year ended May 31, 2014 is as follows:

	Year ended December 31 2016	Year ended December 31 2015	Seven months ended December 31 2014	Year ended May 31 2014
United States	$36,823,860	$22,083,128	$5,264,395	$5,050,761
Canada and other	954,611	-	-	-
	$37,778,471	$22,083,128	$5,264,395	$5,050,761

During the year ended December 31, 2016 70% of total revenue was generated from three customers. Customer A accounted for 16%, Customer B accounted for 28% and Customer C accounted for 26%.

Property and equipment, intangible assets and other assets are located in the following countries:

	December 31, 2016	December 31, 2015	December 31, 2014
Canada	$263,984	$219,787	$21,565
Barbados	-	1,411,992	1,096,946
India	7,896,331	-	-
United States	103,167,032	10,375	11,596
	$111,327,347	$1,642,154	$1,130,107

The financial measures reviewed by the Company’s chief operating decision maker are presented below for the year ended December 31, 2016:

For the year ended December 31, 2016
	AGGRASTAT®	Active Pharmaceutical Ingredients	Total
Revenue	$29,979,633	$7,798,838	$37,778,471
Operating costs	(22,753,757)	(8,341,279)	(31,095,036)
Operating income	$7,225,876	$(542,441)	$6,683,435

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws: [15];

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1];

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1];

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1];

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1];

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1];

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3];

1.7	Certificate of Amendment dated November 1, 2012 [15];

1.8	Bylaw No. 1A [15];

4.	Material Contracts and Agreements: [15];

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1];

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1];

4.3	Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1];

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2];

4.5	Stock Option Plan approved February 4, 2002 [3];

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3];

4.8	Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4];

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4];

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5];

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5];

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5];

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5];

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6];

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6];

4.16	Amended Stock Option Plan approved October 25, 2005 [6];

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7];

4.18	Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7];

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8];

4.20	Amended Stock Option Plan approved October 2, 2007 as filed on October 9, 2007 Form S-8 #333-146574 [15];

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8].

4.23	Business and administration services agreement between Genesys Venture Inc. and the Company dated October 1, 2010. [15];

4.24	Master services agreement between GVI Clinical Development Solutions Inc. and the Company dated June 9, 2009. [15];

4.25	Debt settlement agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011. [15];

4.26	Royalty and guarantee agreement between Birmingham Associates Ltd. And the Company dated July 18, 2011. [15];

4.27	Business and administration services agreement between Genesys Venture Inc. and the Company dated January 1, 2012. [15];

4.28	Stock Option Plan approved November 30, 2012 [15];

4.29	Stock Option Plan approved June 22, 2016 **

11.	Code of Ethics [4].

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **.

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **.

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

[15] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.

[16] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 30, 2016.

23.1	Consent of Independent Registered Pubic Accounting Firm **

** Filed Herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2017

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per:

/s/ Albert Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

