Form 20-F
period 2017-12-31
MEDICURE INC
filed 2018-05-15
CIK 1133519

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

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

At December 31, 2017 the registrant had 15,782,327 common shares issued and outstanding

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

Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐    Accelerated Filer ☐    Non-Accelerated Filer ☑

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange act.     ☐

1 The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ii

iii

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to Medicure Inc., a Canadian public company existing under the Canada Business Corporations Act.

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2017, the rate for Canadian dollars was US $1.00 for CND $1.2545. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 15, 2018 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“2014 Apicore Transaction” means the transaction occurring on July 3, 2014, whereby the Company acquired a minority interest in Apicore.

“2016 Apicore Transaction” means the transaction occurring on December 1, 2016, whereby the Company acquired a majority interest in Apicore.

“2017 Apicore Transaction” means the transaction occurring on July 12, 2017 whereby the Company acquired additional interests in Apicore.

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

“Apicore Sale Transaction” means the transaction occurring on October 2, 2017, whereby the Company sold its interests in the Apicore business.

“DEA” means the United States Drug Enforcement Administration;

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

“NDA” means new drug application, which is submitted to the FDA;

“sNDA” means supplemental new drug application, which is submitted to the FDA;

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

(a)	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;
(b)	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
(c)	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
(d)	the Company’s intention to increase sales of AGGRASTAT®;
(e)	the Company’s intention to launch ZYPITAMAGTM commercially in 2018,
(f)	The Company’s intention to launch PREXXARTAN®, which is currently on hold, commercially when the dispute between Carmel Biosciences, Inc. (“Carmel”) and the third-party manufacturer is resolved;
(g)	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;
(h)	the Company’s intention to investigate and advance certain other product opportunities;
(i)	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
(j)	the Company’s intention and ability to obtain regulatory approval for the Company's products;
(k)	management’s expectations with respect to the cost of the testing and commercialization of the Company's products;
(l)	the Company’s sales and marketing strategy;
(m)	the Company’s anticipated sources of revenue;
(n)	the Company’s intentions regarding the protection of the Company's intellectual property;
(o)	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

(p)	the Company’s business strategy; and
(q)	the Company’s expectation that it will not pay dividends in the foreseeable future.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

(a)	general business and economic conditions;
(b)	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
(c)	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
(d)	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
(e)	results of current and future clinical trials;
(f)	the uncertainties associated with the acceptance and demand for new products;
(g)	clinical trials not being unreasonably delayed and expenses not increasing substantially;
(h)	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
(i)	the Company's ability to attract and retain skilled management and staff;
(j)	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;
(k)	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
(l)	market competition
(m)	tax benefits and tax rates; and
(n)	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2017 and 2016, and for the fiscal years ended December 31, 2017, 2016 and 2015, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data of the Company as at December 31, 2015 and 2014, and May 31, 2014 and for the seven months ended December 31, 2014, and the year ended May 31, 2014 was extracted from the audited financial statements of the Company not included in this Annual Report.

The information provided in the audited consolidated financial statements included in this Annual Report on Form 20-F is prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

During the preparation of the consolidated financial statements for the year ended December 31, 2017, the Company determined that the accounting estimate pertaining to the chargeback accrual was understated resulting in the overstatement of net revenue for the year ended December 31, 2016. As a result, the Company’s December 31, 2016 consolidated financial statements have been restated to include an increase in the chargeback accrual to reduce net revenue. Certain information contained herein has been restated to reflect this change.

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

Certain of the results for the year ended December 31, 2016 have been restated to reflect the reclassification resulting from the treatment of the Apicore business as discontinued operations during the year ended December 31, 2017.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares. All comparative figures have been adjusted retrospectively.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2017	December 31, 2016 Restated	December 31, 2015	December 31, 2014	May 31, 2014 Restated
(as at period end)	$	$	$	$	$
Current Assets	114,558,882	55,211,748	17,448,554	3,874,097	2,153,740
Property and Equipment	221,622	10,300,639	230,162	33,161	20,681
Intangible Assets	1,756,300	100,864,817	1,411,992	1,096,946	1,433,158
Goodwill	-	47,485,572	-	-	-
Other Assets	12,394,881	862,891	2,166,170	1,556,315	-
Total Assets	128,931,685	214,725,667	21,256,878	6,560,519	3,607,579
Current Liabilities	43,673,908	61,560,600	10,352,462	4,377,498	3,022,904
Non-current Liabilities	4,548,617	114,881,163	6,442,865	6,094,037	6,461,629
Total Liabilities	48,222,525	176,441,763	16,795,327	10,471,535	9,484,533
Net Assets / (Deficiency)	80,709,160	36,193,904	4,461,551	(3,911,016)	(5,876,954)
Capital Stock, Warrants and Contributed Surplus	134,579,798	133,476,698	128,304,590	122,406,511	121,779,707
Accumulated Other Comprehensive Income	673,264	681,992	1,071,735	298,329	154,791
Deficit	(54,543,902)	(97,964,786)	(124,947,427)	(126,615,856)	(127,811,452)
Non-controlling Interest	-	2,090,000	-	-	-
Statement of Net Income (for the fiscal year ended on)
Product Sales	27,132,832	29,304,800	22,083,128	5,264,395	5,050,761
Loss on Settlement of Debt	-	-	(60,595)	-	-
Net Income for the Period from continuing operations	11,496,693	3,624,323	1,668,429	1,195,596	(1,934,096)
Net income for the Period from discontinued operations	31,924,191	23,358,318	-	-	-
Comprehensive Income (Loss) for the Period	43,412,156	26,560,245	2,474,488	1,339,134	(1,647,417)
Income Per Share from continuing operations
Basic	0.74	0.24	0.12	0.10	(0.16)
Diluted	0.63	0.21	0.11	0.09	(0.16)
Income Per Share from discontinued operations
Basic	2.04	1.56	-	-	-
Diluted	1.76	1.35	-	-	-
Income Per Share
Basic	2.78	1.80	0.12	0.10	(0.16)
Diluted	2.39	1.56	0.11	0.09	(0.16)
Weighted-Average Number of Common Shares
Outstanding – Continuing Operations
Basic	15,636,853	15,002,005	13,461,609	12,204,827	12,196,745
Diluted	18,138,080	17,316,401	15,765,570	13,843,126	12,196,745
Weighted-Average Number of Common Shares
Outstanding – Discontinued Operations
Basic	15,636,853	15,002,005	13,461,609	12,204,827	12,196,745
Diluted	18,138,080	17,316,401	15,765,570	13,843,126	12,196,745
Weighted-Average Number of Common Shares
Outstanding
Basic	15,636,853	15,002,005	13,461,609	12,204,827	12,196,745
Diluted	18,138,080	17,316,401	15,765,570	13,843,126	12,196,745

Dividends

No cash dividends have been declared nor are any intended to be declared in the foreseeable future. The Company is not subject to legal restrictions respecting the payment of dividends except that they may not be paid if the Company is, or would after the payment be, insolvent. Dividend policy will be based on the Company's cash resources and needs and it is anticipated that all available cash will be required to further the Company’s research and development activities for the foreseeable future.

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 30, 2018, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.2836. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	May 31, 2014

Period End	1.2545	1.3427	1.3840	1.1601	1.0842
Average for the Period*	1.2986	1.3248	1.2787	1.1083	1.0638
High for the Period	1.3743	1.4590	1.4004	1.1536	1.1279
Low for the Period	1.2128	1.2544	1.1680	1.0740	1.0137

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

	High	Low
April 2018	1.2908	1.2552
March 2018	1.3088	1.2830
February 2018	1.2809	1.2288
January 2018	1.2535	1.2293
December 2017	1.2886	1.2545
November 2017	1.2888	1.2683
October 2017	1.2893	1.2472
September 2017	1.2505	1.2128
August 2017	1.2755	1.2482
July 2017	1.2982	1.2447
June 2017	1.3504	1.2977
May 2017	1.3743	1.3446
April 2017	1.3662	1.3275
March 2017	1.3513	1.3304
February 2017	1.3249	1.3016
January 2017	1.3434	1.3030

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

Uncertainties and risks include, but are not limited to, the risk that the Company may face with respect to importing raw materials, increased competition, acquisitions, contract manufacturing arrangements, delays or failure in obtaining product approvals from the FDA, general business and economic conditions, market trends, product development, regulatory, and other approvals and marketing.

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

The fact that the Company currently only derives its revenue from a single product exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.

With the exception of AGGRASTAT®, the Company’s commercial products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will depend in significant part on its ability to maintain or expand sales of AGGRASTAT®, and to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors which remain uncertain, including the following:

(a)	the success of the Company’s research and development activities;
(b)	obtaining regulatory approvals to market any of its development products;

(c)	the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;
(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
(e)	the ability to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services) with third parties;
(f)	the ability to maintain current or higher pricing and margins for the Company’s products;
(g)	the ability to successfully prosecute and defend its patents and other intellectual property; and
(h)	the ability to successfully market the Company’s products, including AGGRASTAT®, given that it has limited resources.

Further, if the Company does achieve sustained profitability, it may not be able to increase profitability in the future.

There is no assurance that the Company will be successful in launching ZYPITAMAGTM in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

During 2017, the Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for an initial term of seven years, with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories, and the Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

There is no assurance that the Company will be successful in achieving the commercial launch of ZYPITAMAGTM in 2018 as planned, or at all. Further, there is no assurance that a viable market for ZYPITAMAGTM will develop after its launch. The failure of the Company to launch ZYPITAMAGTM, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The Company has been named in a civil claim in Florida in connection with its exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, the resolution of which, and the Company’s exposure to potential liability, remain uncertain. The claim has subsequently been voluntarily withdrawn.

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, used for the treatment of hypertension, in the United States and its territories, from Carmel. The license is for a seven year term, with extensions to the term available. Medicure acquired the license rights for an upfront payment of US$100,000, with an additional US$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA, and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and updated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the NDA, Carmel and the third party manufacturer of the product. The Company has been named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputes the rights granted to Medicure by Carmel in regards to PREXXARTAN®. The Company believes the claim against it is without merit and intends defend itself against the claim, but there is no assurance that the Company’s defence will be successful, and any potential liability that the Company may face has not been quantified. The claim against the Company has been subsequently withdrawn, however the claim between the third party manufacturer and Carmel continues.

The Company may never receive regulatory approval in the United States, Canada or abroad for any of its products in development. Therefore, the Company may not be able to sell any therapeutic products currently under development.

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

With the exception of AGGRASTAT®, ZYPITAMAGTM (which is scheduled for commercial launch in 2018) and PREXXARTAN®, which is currently on hold, all of the Company’s products are currently in the research and development stages. The Company may never have another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its clinical trials, it will not obtain approval from the FDA and other international regulatory agencies, to market its leading products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

If the Company fails to acquire and develop additional product candidates or approved products, it will impair the Company’s ability to grow its business and to increase value for shareholders.

Currently, the Company generates its commercial product revenue only from AGGRASTAT®, and there is no assurance that the planned commercial launch of ZYPITAMAGTM in May 2018 will be successful or lead to the creation of a commercially viable market for ZYPITAMAGTM.  A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license pharmaceutical products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

The Company may not receive regulatory approval in the United States to further expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information. Therefore, the Company may not be able to materially increase sales of AGGRASTAT®.

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

AGGRASTAT® must compete with a variety of existing drugs and may in the future have to compete with new drugs, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs recently approved, currently on the market, awaiting regulatory approval or in development. AGGRASTAT® must compete with these drugs, and may in the future have to compete with new drugs, to the extent that AGGRASTAT® and such drugs are approved for the same or similar indications.

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, ReoPro® (abciximab) (sold by Eli Lilly and Company) and Integrilin® (eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies. It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal® (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax® (bivalirudin) (sold by The Medicines Company, Inc.), also compete with AGGRASTAT®. These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company.

There remains a material number of hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals - in particular where oral antiplatelet agents are deemed suitable.

ZYPITAMAGTM will compete with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAGTM and potentially affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs approved, currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM, once launched, will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAGTM would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT® currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market.  AGGRASTAT®’s reduced cost relative to other products is one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2017, three generic versions of a competing product, eptifibatide, are commercially available and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

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

The Company may be unable to establish collaborative and commercial relationships with third parties, in which case the Company’s business, financial position and operating results could be materially adversely affected.

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

The Company is currently dependent on third parties for the production of AGGRASTAT®, and the loss of or other disruption to such third party relationships could have a material adverse effect on the Company’s business, financial position and operating results.

During fiscal 2012, the Company’s subsidiary, Medicure International, Inc., acquired a significant quantity of the raw material (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT® and terminated its supply contract with its sole supplier of the raw material for AGGRASTAT®. In addition, Medicure International, Inc. sold drug substance from inventory on hand to a third party. Also, during fiscal 2012, Medicure International, Inc. engaged and initiated work with a contract manufacturing organization to establish a new source of the raw material for AGGRASTAT®. In 2016, this contract manufacturing organization was approved by the FDA as the new, approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has transitioned to a new manufacturer of final product, and FDA approval for commercial sale was obtained during 2016.

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT® is terminated or interrupted, or if, in the event of termination, the Company and its subsidiaries are unable to find a replacement raw material supplier or manufacturer, or obtain regulatory approval for commercial use of product made by a new raw material supplier or a new finished product manufacturer, the Company’s business, financial position and operating results could be materially adversely affected. It is also important to note that the establishment of new manufacturing sources of pharmaceutical raw materials or finished products takes a prolonged period of time.

The Company is currently dependent on a third-party manufacturer for the supply of ZYPITAMAGTM, and the loss or other disruption to the supply arrangement could have a material adverse effect on the Company’s business, financial position and operating results.

The Company’s subsidiary, Medicure Pharma, Inc., has entered into a supply arrangement with a third-party manufacturer of ZYPITAMAGTM which will expire on December 6, 2024.

If the supply arrangement is interrupted, or if the Company and Medicure Pharma, Inc. are unable to renew or replace the supply arrangement, or if the Company and Medicure Pharma, Inc. are unable to obtain regulatory approval for commercial use of product made by a new supplier, the Company’s business, financial position and operating results could be materially adversely affected. It is also important to note that the establishment of new manufacturing sources of pharmaceutical raw materials or finished products takes a prolonged period of time.

Loss of product inventory could have a material adverse effect on the Company’s financial results and financial condition.

If the Company’s existing inventories of AGGRASTAT® and/or ZYPITAMAGTM are contaminated, exhausted due to stock-out, or otherwise lost, the Company’s financial results and financial condition could be adversely affected, particularly if the third-party suppliers of raw materials or final product are unable to meet any additional demands that may be placed on them by the Company in its efforts to make up depleted inventory.

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

The use of legal, regulatory, and legislative strategies by competitors, both branded and generic, including “authorized generics,” citizen's petitions, and legislative proposals, may increase the costs to develop and market the Company’s generic products, could delay or prevent new product introductions, and could reduce significantly the Company’s profit potential. These factors could have a material adverse effect on the Company’s business, financial position, and operating results.

The Company’s competitors, both branded and generic, often pursue legal, regulatory, and/or legislative strategies to prevent or delay competition from generic alternatives to branded products. These strategies include, but are not limited to:

•	entering into agreements whereby other generic companies will begin to market an authorized generic, a generic equivalent of a branded product, at the same time generic competition initially enters the market;
•	launching a generic version of their own branded product at the same time generic competition initially enters the market;

•	filing citizen petitions with the FDA or other regulatory bodies, including timing the filings so as to thwart generic competition by causing delays of generic product approvals;
•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate bioequivalence or meet other approval requirements;
•	initiating legislative and regulatory efforts to limit the substitution of generic versions of branded pharmaceuticals;
•	filing suits for patent infringement that may delay regulatory approval of generic products;
•	introducing “next-generation” products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the first generic product;
•	obtaining extensions of market exclusivity by conducting clinical trials of branded drugs in pediatric populations or by other potential methods;
•	persuading regulatory bodies to withdraw the approval of branded name drugs for which the patents are about to expire, thus allowing the branded company to obtain new patented products serving as substitutes for the products withdrawn; and
•	seeking to obtain new patents on drugs for which patent protection is about to expire.

If the Company cannot compete with such strategies, its business, financial position, and operating results could be adversely impacted.

The pharmaceutical industry is subject to regulation by various federal authorities, including the FDA and the DEA, and state governmental authorities. Failure to comply with applicable legal and regulatory requirements can lead to sanctions which could have a material adverse effect on the Company’s business, financial position and operating results.

Federal and state statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storage, record keeping, safety, approval, advertising, promotion, sale, and distribution of the Company’s products. Noncompliance with applicable legal and regulatory requirements can trigger action by various federal authorities, including the FDA and the DEA, as well as state governmental authorities. This can lead to a broad range of consequences which could have a material adverse effect on the Company’s business, financial position and operating results. The potential sanctions include warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs/aNDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunctions, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, civil penalties, debarment, and criminal prosecution.

The Company’s research, product development, and manufacturing activities involve the controlled use of hazardous materials, and it may incur significant costs in complying with numerous laws and regulations.

The Company is subject to laws and regulations enforced by the FDA and the DEA, and other regulatory statutes including the Occupational Safety and Health Act (“OSHA”), the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local, and foreign laws and regulations governing the use, manufacture, storage, handling, and disposal of its products, materials used to develop and manufacture such products, and resulting waste products.

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

The Company relies on third parties to assist with its clinical studies.  If these third parties do not perform as required or expected, we may not be able to obtain regulatory approval for or commercialize the subject products.

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

The Company is unable to predict the extent of future government regulations or industry standards; however, it should be assumed that government regulations or standards will increase in the future. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

The Company’s products may not gain market acceptance, and as a result it may be unable to generate significant revenues.

Except for AGGRASTAT® and ZYPITAMAGTM, none of the Company’s products have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including: demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company anticipates that its initial development product will not be sold commercially during 2018. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development and commercial goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

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

To meet its on-going cash needs the Company may need to rely on the taking on of debt and/or the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be significant and will depend on many factors, including continued scientific progress in its product discovery and development program, revenue, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, debt financing, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

As of December 31, 2017, the Company had 15,782,327 common shares issued and outstanding. A further 1,602,127 common shares are issuable upon exercise of outstanding stock options (of which 1,231,127 were exercisable at December 31, 2017) and another 900,000 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2017 to December 31, 2017, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$10.55 and CDN$6.50, respectively, with a total trading volume of 5,109,200 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2017 to December 31, 2017 has fluctuated, with a high of 501,600 shares and a low of no shares traded, averaging approximately 20,437 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2017. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

If the Company is classified as a “passive foreign investment company” for United States federal income tax purposes, it could have significant and adverse tax consequences to United States holders of its common shares.

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2017 or December 31, 2016, and does not expect that it will be a PFIC for the taxable year ending December 31, 2018. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

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

In September 2007, the Company monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (“Birmingham”), an affiliate of Elliott Associates, L.P. (“Elliott”) for proceeds of US$25 million. This debt was subsequently settled in July 2011 for consideration that included a royalty payable by the Company to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent on the portion of quarterly sales between $2,000,000 and $4,000,000 and eight percent on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.

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

Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT®. The Company has also explored and implemented a number of cost savings measures and has further downsized its operations. All these measures were initiated due to the restructuring plan announced towards the end of fiscal 2008. These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT® and the development of additional generic cardiovascular products.

During calendar years 2014, 2015 and 2016, as a part of its effort to expand sales of AGGRASTAT®, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT®, and related to General and Administrative costs of the Company.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (“Zydus”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

In 2018, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT®, the commercial launch of ZYPITAMAGTM and the development of additional generic cardiovascular products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, the commercial launch of ZYPITAMAGTM, to develop and/or acquire new products and/or secure additional capital, which may not be available under favourable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, successfully launch of ZYPITAMAGTM, develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

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

The Company’s subsidiary, Medicure Pharma, Inc., has transitioned to new manufacturers of final product and FDA approval for commercial sale has been obtained, including the new bolus vial product format for AGGRASTAT®.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program (“MIOP”), to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018. On November 6, 2017, the Company repaid the MIOP loan from funds on hand from the proceeds of the Apicore Sale Transaction.

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. (“Medicure USA”), entered into an arrangement whereby they acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years. Specifically, the Company and Medicure USA acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC were to be wholly-owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore. The business and operations of Apicore were distinct from the Company, and the Company’s primary operating focus continued to remain on the sale and marketing of AGGRASTAT®.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN) for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction. Additionally, the Company incurred an early prepayment penalty of $2,400,000 relating to the early repayment of the Term Loan.

The Term Loan was used by the Company, acting through its wholly owned subsidiary, Medicure Mauritius Limited, to exercise the Company’s option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a process research and development and Active Pharmaceutical Ingredients (“APIs”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brought the Company’s indirect ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis), and the Company’s indirect ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC was then held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The option covered an additional minority interest in Apicore (the “Minority Interest”) representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company, acting through Medicure Mauritius Limited, exercised the Company’s option rights to acquire the Minority Interest in Apicore Inc. and Apicore LLC from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore Inc. and Apicore LLC held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for US$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore Inc. to approximately 98% (94% on a fully diluted basis).

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by Medicure. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by Medicure to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Sales Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder to be received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

The funds received from the Apicore sales transaction will be invested and used to for business and product development purposes and to fund operations as needed.

B. Business Overview

Plan of Operation

Medicure is a cardiovascular pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus was on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (“Zydus”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

As well, the Company is focused on the development of three additional cardiovascular generic drugs, which are expected to transform the Company’s commercial suite of products from a single product to four approved products by the end of 2019.

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances. Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth. The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

Strategic changes made over recent years, coupled with increased sales of AGGRASTAT®, the 2016 Apicore Transaction, the 2017 Apicore Transaction and the subsequent Apicore Sale Transaction and debt and equity financings completed in fiscal 2015 and 2016, have dramatically improved the Company’s financial position compared to previous years. Nevertheless, the Company's ability to continue in operation for the foreseeable future remains dependent upon the maintenance of AGGRASTAT® sales, the successful launch of ZYPITAMAGTM, and upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company includes AGGRASTAT®, ZYPITAMAGTM and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $200 million (2015) glycoprotein GP IIb/IIIa (GPI) inhibitor market. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome.

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

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until July 31, 2015 with principal repayments having begun on August 1, 2015 and the loan maturing on July 1, 2018. On November 6, 2017, the Company repaid the MIOP loan from funds on hand from the proceeds of the Apicore Sale Transaction.

On July 3, 2014, the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore until July 3, 2017 at a predetermined price.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN) for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC (the “2016 Apicore Transaction”). The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore was a leading process research and development and API manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brought the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the 2016 Apicore Transaction.

Through the 2016 Apicore Transaction, the Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, that has minimal business activities outside of those of its subsidiary. The Warrants were exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at U.S.$0.01 each and were effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The Option covered an additional minority interest in Apicore (the “Minority Interest”) representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company and Medicure Mauritius Limited, exercised its option rights to acquire the Minority Interest in Apicore from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for U.S.$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore to approximately 98% (94% on a fully diluted basis).

On January 9, 2017, the Company announced that it had provided a secured loan in the amount of U.S.$9.8 million to Apicore Inc. allowing for the repayment of Apicore’s then existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bore interest at 12% per annum, matured on December 30, 2020 and was secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown and the OPB, as was previously announced on November 18, 2016.

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore, after completion of the Apicore Sales Transaction, to the Buyer. Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company has not received any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10. million could become payable in 2019 based on the release of certain holdback funds.

On December 13, 2016, the Company in conjunction with Apicore announced that the aNDA resulting from the collaboration project between Medicure and Apicore was filed with the FDA. The collaborative project was focused on the development of an intravenous drug product for an acute cardiovascular indication.

Since the date of the acquisition of control of Apicore in connection with the 2016 Apicore Transaction and until the divesture of Apicore, the Company continued to operate the Apicore business separately from the Company’s pre-existing cardiovascular pharmaceutical business, and Apicore, Inc. continued to be managed under the direction of its Board of Directors consisting of six directors, of which four, which increased to five on July 10, 2017, were members of the Board of Directors of Medicure Inc.

Recent Developments

•	Acquisition of ZYPITAMAGTM License

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

•	Apicore Acquisition, Loans and Divesture

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018 and a potential holdback to be received in 2019. These funds received and to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company has not received any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

Previously, on July 10, 2017, the Company and its wholly owned Mauritius subsidiary, Medicure Mauritius Limited, exercised its option rights to acquire additional interests in Apicore Inc. and Apicore LLC. from Apicore’s founding shareholders (the “2017 Apicore Transaction”). The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore Inc. and Apicore LLC. held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for US$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore Inc. to approximately 98% (94% on a fully diluted basis).

As well, on January 9, 2017, the Company announced that it had provided a secured loan in the amount of U.S.$9.8 million to Apicore Inc. allowing for the repayment of Apicore’s then existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bore interest at 12% per annum, matured on December 30, 2020 and was secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX:CRN), and the Ontario Pension Board (“OPB”), a limited partner in Crown’s funds, as was previously announced on November 18, 2016.

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

•	Licensing of PREXXARTAN®

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the United States and its territories from Carmel for a seven year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third party manufacturer of the product and that the Company had been named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputes the rights granted to Medicure by Carmel in regards to PREXXARTAN®. The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

•	Repayment of Outstanding Debt

On November 17, 2017, the Company announced that it had repaid in full its loans with the Manitoba Development Corporation (“MDC”) and Crown.

The loan from Crown, totaling $60.0 million, of which $30.0 million was syndicated to OPB, was obtained on November 17, 2016 to facilitate the acquisition of Apicore and bore interest at 9.5% per annum. The loan from MDC was originally obtained in July of 2011, had $1.1 million of principal remaining and bore interest at 5.25% per annum. The funds to repay these loans were obtained from the Apicore Sale Transaction, which was previously announced on October 3, 2017.

•	Granting of Stock Options

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan of which 476,000 were issued in 2017. These options, which were subject to the approval of the TSX Venture Exchange (“TSX-V”), are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

Additionally, subsequent to December 31, 2017, on February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

Commercial:

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from third party contractors.

Net revenue from the sale of AGGRASTAT® for the year ended December 31, 2017 totaled $27.1 million compared to net revenue for the year ended December 31, 2016 of $29.3 million.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to battle increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the third quarter and into the fourth quarter of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT®.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM and the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

Research and Development:

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

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

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory U.S.$1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. As of April 30, 2018, approximately 85% of enrolment was completed.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a new cardiovascular generic drug. The project was a collaboration between Medicure International Inc. and Apicore. The collaborative project focused on the development of an intravenous aNDA product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA for the product had been filed with the FDA.

The Company’s intention is that this first aNDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and subsequent commercial launch in the first quarter of 2019.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from a single product at December 31, 2017 to up to five approved products in 2020.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. During the year ended December 31, 2017, the Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway

ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved – Commercial launch targeted for the second quarter of 2018

PREXXARTAN®	Hypertension	Approved – Commercial launch on hold

Generic ANDA 1	Acute Cardiology	ANDA filed

Generic ANDA 2	Acute Cardiology	Formulation development underway

Generic ANDA 3	Acute Cardiology	Formulation development underway

TARDOXALTM/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

Other Products

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

As at December 31, 2017, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

The launch of the injectable antiplatelet agent, cangrelor (KengrealTM), by The Medicines Company, occurred in 2015 and has had some impact on the use and sale of GPIs, including AGGRASTAT®.

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

Apicore Transactions

Apicore was a private, New Jersey based developer and manufacturer of specialty APIs and pharmaceuticals, with two FDA approved facilities. In the United States, the Somerset, New Jersey facility could produce volumes from a few grams up to 200kg and in India, the Vadodara, Gujarat facility could produce volumes from a few kilograms up to sixty metric tons annually. Both facilities were equipped with state-of-the-art analytical and research capabilities. Apicore specialized in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies.

On November 17, 2016, the Company and its wholly owned subsidiary, Medicure Mauritius Limited, exercised its option rights to purchase interests in Apicore, Inc. and Apicore LLC (the “2016 Apicore Transaction”). The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore was a leading process research and development and API manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brought the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the 2016 Apicore Transaction.

Through the 2016 Apicore Transaction, the Company acquired 4,717,000 Series A Preferred Shares and 1,250,000 Warrants to purchase Class D Common Shares in Apicore, Inc. from certain investors in Apicore, Inc. Medicure Mauritius Limited acquired 4,717,000 Series A Preferred Interests and 1,250,000 Warrants to purchase Class D Common Interests in Apicore LLC, from Apigen. Apicore LLC is the holding company of Apicore Pharmaceuticals Private Limited which conducts the business of Apicore in India and Apigen is a Mauritius holding Company, that has minimal business activities outside of those of its subsidiary. The Warrants were exercisable into Class D Common Shares of Apicore, Inc. and Class D Common Interests of Apicore LLC, in each case at U.S.$0.01 each and were effectively ownership interests in Apicore.

Prior to the 2016 Apicore Transaction, Medicure held, directly or indirectly, approximately 5% ownership in Apicore. This initial ownership interest and the option rights were obtained for the Company’s lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The Option covered an additional minority interest in Apicore (the “Minority Interest”) representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company and Medicure Mauritius Limited, exercised its option rights to acquire the Minority Interest in Apicore from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for U.S.$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore to approximately 98% (94% on a fully diluted basis).

On January 9, 2017, the Company announced that it had provided a secured loan in the amount of U.S.$9.8 million to Apicore Inc. allowing for the repayment of Apicore’s then existing debt with Knight Therapeutics Inc. (TSX: GUD) and Sanders Morris Harris Inc. The loan bore interest at 12% per annum, matured on December 30, 2020 and was secured by a charge over the U.S. assets of Apicore. Funding to provide this loan was obtained from Crown Capital Fund IV, LP, an investment fund managed by Crown and the OPB, as was previously announced on November 18, 2016.

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore, after completion of the Apicore Sales Transaction, to the Buyer. Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company has not received any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

On December 13, 2016, the Company in conjunction with Apicore announced that the aNDA resulting from the collaboration project between Medicure and Apicore was filed with the FDA. The collaborative project was focused on the development of an intravenous drug product for an acute cardiovascular indication.

Since the date of the acquisition of control of Apicore in connection with the 2016 Apicore Transaction and until the divesture of Apicore, the Company continued to operate the Apicore business separately from the Company’s pre-existing cardiovascular pharmaceutical business, and Apicore, Inc. continued to be managed under the direction of its Board of Directors consisting of six directors, of which four, which increased to five on July 10, 2017, were members of the Board of Directors of Medicure Inc.

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

•	Commercial launch of ZYPITAMAGTM

The Company has acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and the Company intends to launch the product using its existing commercial infrastructure with a target commercial launch date in May 2018.

•	Acquisitions and licensing of new commercial products

In addition to the recent acquisitions of licenses in the United States for ZYPITAMAGTM and PREXXARTAN®, which, as described earlier, is currently on hold, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

•	Developing additional cardiovascular generic and reformulation products

On January 6, 2016, the Company announced that it had initiated the development of a cardiovascular generic drug. The project was a collaboration between Medicure International, Inc. and Apicore US LLC (together with its affiliates “Apicore”), a leading-edge manufacturer of generic active pharmaceutical ingredients ("API”). The collaborative project was focused on the development of an intravenous aNDA drug product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA was filed with the FDA. Medicure has also begun the development of two additional generic versions of cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that the first aNDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and a subsequent commercial launch in the first quarter of 2019.

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

Apigen Investments Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the Republic of Mauritius on June 27, 2014. Apigen Investments Limited’s registered office is 4th floor, Tower A, 1 CyberCity, Ebene, Mauritius.

As at December 31, 2017, the Company, through Apigen Investments Limited and Medicure Mauritius Limited owned Apicore LLC, a United States LLC, and Apicore Pharmaceuticals Private Limited, an Indian corporation. The Company was in the process of divesting of these subsidiaries and completed a sale of the subsidiaries in January 2018.

Medicure Pharma Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Ireland on October 17, 2017. Medicure Pharma Europe Limited’s registered office is Block 3, Harcourt Centre, Harcourt Road, Dublin 2.

American Cardio Therapeutics Inc., a Company that is 49% owned by Medicure Pharma Inc., was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. American Cardio Therapeutics Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. As at December 31, 2017, American Cardio Therapeutics Inc. had no activity and it is the Company’s intention that American Cardio Therapeutics Inc. will be wound up.

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2017, the Company had use of approximately 10,000 square feet.

Apicore Pharmaceuticals Private Limited owns approximately eight acres of land and manufacturing facilities in India, with approximately 61,500 square feet of production and utilities space. The Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and subsequent to December 31, 2017, Apicore’s Indian operations transferred to a company owned by the former President and Chief Executive Officer of Apicore Inc. as part of the Apicore Sale Transaction.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2017 and December 31, 2016 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	The valuation of the royalty obligation

•	The provisions for returns, chargebacks and discounts

•	The measurement and valuation of inventories

•	The measurement and period of use of intangible assets

•	The estimation of accruals for research and development costs

•	The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	The measurement of the amount and assessment of the recoverability of income tax assets

•	The allocation of purchase consideration to the fair value of assets acquired and liabilities assumed in connection with Business Combinations

•	The valuation of acquired intangible assets.

Valuation of financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities, accrued transaction costs, income taxes payable, license fee payable and other long-term liability.

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

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

Provision for returns and discounts

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product and, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue from the sale of APIs is included within discontinued operations on the Company’s consolidated statements of net income and comprehensive income.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include non-refundable signing fees, milestone payments and profit-sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Upfront fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the upfront non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

The measurement and valuation of inventory

AGGRASTAT® inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value. Inventory pertaining to Apicore’s Indian business is classified as an asset held for sale as at December 31, 2017 in the Company’s consolidated financial statements.

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

The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter. Approved abbreviated New Drug Applications (“aNDAs”) and any acquired in process research and development are amortized on a straight-line basis over their estimated economic lives, estimated to be ten years.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the Company’s consolidated statements of net income and comprehensive income.

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

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

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

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the Company’s consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

A. Operating Results

General

The Company is currently focused on Medicure International’s sole commercial product, AGGRASTAT® and the commercial launch of ZYPITAMAGTM.

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

Twelve Months Ended December 31, 2017 Compared to the Twelve Months Ended December 31, 2016 (Restated)

Net AGGRASTAT® product sales for year ended December 31, 2017 were $27.1 million compared to $29.3 million in the comparable period in 2016.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to battle increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the HDB regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the third quarter and into the fourth quarter of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT®.

AGGRASTAT® cost of goods sold represents direct product costs associated with AGGRASTAT® including write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

AGGRASTAT® cost of goods sold for the years ended December 31, 2017 were $3.5 million compared to $3.7 million for the comparable period in the prior year. For the year ended December 31, 2017, the decreases to cost of goods sold are the result of no amortization of AGGRASTAT® intangible assets for the year ended December 31, 2017 as the associated intangible assets became fully amortized during the fourth quarter of 2016. Amortization of AGGRASTAT® intangible assets for the year ended December 31, 2016 totaled $1.3 million. During the year ended December 31, 2017, the Company wrote-off inventory of $385,000 that had expired or was otherwise unusable. During the year ended December 31, 2016, the Company recorded a recovery on inventory which had been previously written-off totaling $109,000.

Cost of goods sold for the year ended December 31, 2017, excluding amortization and write-downs or write-ups, totaled $3.1 million compared to $2.5 million for the year ended December 31, 2016. The increase in cost of goods sold is a result of an increase in the volume of product sold during 2017.

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

Total selling, general, and administrative expenditures for the year ended December 31, 2017 were $14.9 million, compared to $15.4 million for the year ended December 31, 2016. Selling, general, and administrative expenditures related to AGGRASTAT® were $11.5 million for the year ended December 31, 2017, compared to $11.7 million for the prior year. Selling, general, and administrative expenditures – Other were $3.4 million for the year ended December 31, 2017, compared to $3.7 million in the prior year. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® remained consistent for the year ended December 31, 2017 as compared to the year ended December 31, 2016 as sales and marketing costs including the size of the Company’s commercial team has remained consistent between the two periods.

Selling, general and administrative expenditures – Other decreased for the year ended December 31, 2017 as compared to the year ended December 31, 2016, however these costs have increased with the exclusion of stock-based compensation expenses for the two periods. Stock-based compensation for the year ended December 31, 2017 totaled $491,000 as compared to $1.3 million for the year ended December 31, 2016. Excluding stock-based compensation selling, general and administrative expenses for the year ended December 31, 2017 totaled $2.9 million as compared to $2.4 million for the year ended December 31, 2016. The increase between the two periods relates to additional professional fees and costs associated with the Company’s growing business development activities.

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization of non-AGGRASTAT® intangible assets. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

Net research and development expenditures for the year ended December 31, 2017 were $5.1 million, compared to $3.6 million for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is primarily related to the Company’s development of additional cardiovascular drugs to add to its commercial portfolio of drugs, as well the $1.2 million relating to a refund of the 2015 AGGRASTAT® sNDA STEMI filing fee, which was the result of the Company’s successful application for waiver status under barrier to innovation provision of the United States Federal, Food, Drug, and Cosmetic Act that reduced research and development expenses in the year ended December 31, 2016. The original $1.2 million filing fee was expensed through research and development expenses during the year ended December 31, 2015, with the refund recorded when received in 2016. Removing this refund, research and development expenses would have been $4.8 million for the year ended December 31, 2016. The remaining increase relates to the additional research and development work relating to development projects being undertaken to develop additional cardiovascular products.

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company recorded an impairment loss of $636,000 for the year ended December 31, 2017 pertaining to a write-down in the value of the intangible assets relating to the license acquired for PREXXARTAN® due to the on-going litigation surrounding the product.

It is important to note that historical patterns of impairment charges or reversals cannot be taken as an indication of future impairments or reversals. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Finance expense for the year ended December 31, 2017 was $837,000, compared to $2.5 million in the comparable period in the prior year. The decrease in finance expense is primarily due to the Company recording a reduced finance expense relating to accretion on the Company’s royalty obligation for the year ended December 31, 2017 of $748,000 compared to $2.3 million for the year ended December 31, 2016 relating to the lower revenues experienced during the year ended December 31, 2017. Interest expenses pertaining to the Crown Loan are recorded within income from discontinued operations.

The Company recorded current income tax recovery of $9.4 million for the year ended December 31, 2017 relating to the use of Canadian tax losses and other credits offset by taxable income in the United States and deferred income tax expense of $333,000 pertaining to changes in temporary differences.

The income from discontinued operations results from the Apicore Sale Transaction which was completed on October 2, 2017 and resulted in a significant gain for the Company on the sale. As well, the income from discontinued operations contains the operations of the Apicore business beginning on December 1, 2016. The income from discontinued operations for 2016 reflects only the results of Apicore for the month of December 2016 as the Company acquired Apicore on December 1, 2016, while the income from discontinued operations for 2017 includes Apicore’s United States operations from January 1, 2017 to October 2, 2017, the date of the Apicore Sales Transactions and Apicore’s Indian operations for the full 2017 year. As described, in note 5 to the Company’s consolidated financial statements, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and subsequent to December 31, 2017, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc. The income from discontinued operations for the year ended December 31, 2016 also includes the revaluation of the long-term derivative of $0.6 million and a gain on the step acquisition of Apicore of $4.9 million. Additionally, included within income from discontinued operations are finance expenses relating to the Crown Loan which was obtained to complete the acquisition of Apicore.

For the year ended December 31, 2017, the Company recorded consolidated net income from continuing operations of $11.5 million or $0.74 per share compared to $3.6 million or $0.24 per share for the year ended December 31, 2016. As discussed above, the main factors contributing to the higher net income was the income tax recovery, partially offset by lower revenues and higher research and development expenses during the year ended December 31, 2017. For the year ended December 31, 2017, the Company recorded net income from discontinued operations of $31.9 million or $2.04 per share related to the Apicore business and the Apicore Sale Transaction, compared to $23.4 million or $1.56 per share in the year ended December 31, 2016. For the year ended December 31, 2017, the Company recorded net income of $43.4 million compared to $27.0 million for the year ended December 31, 2016.

For the year ended December 31, 2017, the Company recorded a total comprehensive income of $43.4 million compared to total comprehensive income of $26.6 million for the year ended December 31, 2016. The change in comprehensive income results from the factors described above and the fluctuations experienced in the US dollar exchange rate during the third and fourth quarters of 2017.

The weighted average number of common shares outstanding used to calculate basic income per share for the year ended December 31, 2017 was 15,636,853. The weighted average number of common shares outstanding used to calculate basic income per share for the year ended December 31, 2016 was 15,002,005.

The weighted average number of common shares outstanding used to calculate diluted income per share for the year ended December 31, 2017 was 18,138,080. The weighted average number of common shares outstanding used to calculate diluted income per share for the year ended December 31, 2016 was 17,316,401.

As at December 31, 2017, the Company had 15,782,327 common shares outstanding, 900,000 warrants to purchase common shares and 1,602,127 stock options, of which 1,231,127 were exercisable, to purchase common shares outstanding. At April 30, 2018, the Company had 15,881,760 common shares outstanding, 900,000 warrants to purchase common shares and 1,671,794 stock options, of which 1,144,794 were exercisable, to purchase common shares outstanding.

Twelve Months Ended December 31, 2016 (Restated) Compared to the Twelve Months Ended December 31, 2015

Net AGGRASTAT® product sales for year ended December 31, 2016 were $29.3 million compared to $22.1 million in the comparable period in 2015. The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the year ended December 31, 2016 increased by 33% over the net revenue for the year ended December 31, 2015. All of the Company’s sales are denominated in U.S. dollars. Hospital demand for AGGRASTAT® increased significantly compared to the comparable period in the prior year. The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®. The number of new customers reviewing and implementing AGGRASTAT® has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT® as announced on October 11, 2013. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

AGGRASTAT® cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

AGGRASTAT® cost of goods sold, excluding amortization, for the year ended December 31, 2016 were $2.4 million compared to $1.6 million for the comparable period in the prior year. For the year ended December 31, 2016, increases to cost of goods sold are the result of increases in net sales of AGGRASTAT® during the period when compared to the same period in 2015.

Amortization of AGGRASTAT® intangible assets increased for the year ended December 31, 2016 to $1.3 million, when compared to $656,000 for the comparable period in the prior year. The increase is as a result of a reversal of a previous impairment relating to the AGGRASTAT® intangible assets creating a higher cost base resulting in higher amortization.

Total selling, general, and administrative expenditures for the year ended December 31, 2016 were $15.4 million, compared to $10.2 million for the comparable period in the prior year. Selling, general, and administrative expenditures related to AGGRASTAT® were $11.7 million for the year ended December 31, 2016, compared to $7.7 million for the comparable period in the prior year. Selling, general, and administrative expenditures – Other were $3.7 million for the year ended December 31, 2016, compared to $2.6 million for the comparable period in the prior year. Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

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

Net research and development expenditures for the year ended December 31, 2016 were $3.6 million, compared to $4.9 million for the comparable period in the prior year. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centred costs and monitoring costs, as well as research and, development costs associated with the development projects being undertaken to develop additional cardiovascular generic products and research and development conducted within the Apicore business. The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS. The increase in research and development expenditures, for the year ended December 31, 2016 as compared to the year ended December 31, 2015, is primarily due to the development of additional cardiovascular generic products.

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore Inc. and Apicore LLC (referred to in this annual report as the “2016 Apicore Transaction”). The transaction was accounted for as a business combination achieved in stages. Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“API”) and pharmaceuticals specializing in the manufacturing of difficult to synthesize, high value and other niche APIs for many United States and international generic and branded pharmaceutical companies. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A Preferred Shares and 1,250,000 Class D Warrants in Apicore in exchange for US$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retains option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares. In addition, Apicore has issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which are redeemable at the option of the holder after December 31, 2019. Finally, Apicore’s Class E shares are reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with the employee’s right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. Remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested in 2017.

During the year ended December 31, 2015, the Company recorded a reversal of an impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 as a result of sustained improvements in the AGGRASTAT® business

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Finance expense for the year ended December 31, 2016 was $2.5 million, compared to $4.1 million in the comparable period in the prior year. The decrease in finance expense for the year ended December 31, 2016 as compared to the prior fiscal year is due lower accretion on the Company’s royalty obligation resulting from the Company’s continued sales. The royalty obligation arose out of the previous debt settlement.

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

For the year ended December 31, 2016, the Company recorded consolidated net income from continuing operations of $3.0 million or $0.24 per share compared to $1.7 million or $0.12 per share for the year ended December 31, 2015 due to increased revenues, partially offset by increases in cost of goods sold, selling, general and administration and research and development. For the year ended December 31, 2016, the Company recorded net income from discontinued operations of $23.4 million or $1.56 per share due to the revaluation of the option and existing investment in Apicore.

For the year ended December 31, 2016, the Company recorded a net income from discontinued operations of $23.4 million relating to the Apicore business which was acquired on December 1, 2016.

For the year ended December 31, 2016, the Company recorded total comprehensive income of $26.6 million compared to $2.5 million for the year ended December 31, 2015. The change in comprehensive income results from the factors described above.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015 when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018. On November 6, 2017, the Company repaid the MIOP loan from funds on hand from the proceeds of the Apicore Sale Transaction.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan Crown. Under the terms of the loan agreement with Crown, the loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and was payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction.

The Crown Loan was used by the Company to completed the 2016 Apicore Transaction which was closed on December 1, 2016. The acquisition brought the Company and its subsidiary’s ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis) and the Company and its subsidiary’s ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC is held by Apigen Investments Limited (“Apigen”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.

Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The Option covered the Minority Interest representing approximately 32% of the fully diluted shares of Apicore.

On July 10, 2017, the Company exercised its option rights to acquire the Minority Interest in Apicore from Apicore’s founding shareholders. The 2017 Apicore Transaction closed on July 12, 2017 and allowed for the acquisition of all of the shares of Apicore held by the founding shareholders (representing approximately 32% of the fully diluted ownership of Apicore) for U.S.$24.5 million, being the price provided for under the option. This acquisition brought Medicure’s ownership in Apicore to approximately 98% (94% on a fully diluted basis).

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by the Company. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years.  These funds were obtained from Apicore's current business which includes API sales, aNDA development partnership payments, and royalty and upfront payments from aNDA commercial partnerships. The loan proceeds were used by the Company to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore upon completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018 and a potential holdback to be received in 2019. These funds received and to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

Subsequent to December 31, 2017, on February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, approximately U.S.$10.0 million could become payable in 2019 based on the release of certain holdback funds.

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed.

Cash from operating activities for the year ended December 31, 2017 was $21.9 million including cash flows from operating activities from discontinued operations of $5.2 million compared to cash from operating activities of $6.4 million including cash flows used in operating activities from discontinued operations of $1.3 million for the comparable period in the prior year. The change is primarily due to higher accounts payable and accrued liabilities at December 31, 2017 when excluding the Apicore accounts payable and accrued liabilities from December 31, 2016, due to the associated cash flows being reported in cash flows used in discontinued operations.

Cash from investing activities for the year ended December 31, 2017 totalled $54.2 million including, cash from investing activities from discontinued operations of $54.3 million and primarily related to the Apicore Sale Transaction, which resulted in $89.7 million being received by the Company. This is partially offset by cash outflows relating to the acquisition of additional Class C common shares and Class E common shares of Apicore during the period totaling $31.6 million and $2.6 million, respectively and the acquisition of property and equipment and intangible assets totaling $1.2 million and $127,000 respectively. Cash flows used in investing activities for the year ended December 31, 2016 totaled $42.2 million, including cash used in investing activities from discontinued operations of $421,000 and related to funds used to acquire control of Apicore in the 2016 Apicore Transaction totaling $41.7 million and $464,000 relating to the acquisition of property and equipment.

Cash used in financing activities for the year ended December 31, 2017 totaled $83.0 million, including cash used in financing activities from discontinued operations of $80.9 million and primarily related to the repayment of the Company’s long-term debt with Crown and the MDC as well as the repayment of the note payable received from Apicore of $18.5 million subsequent to the completion of the Apicore Sale Transaction. Additionally, the Company paid $3.2 million to satisfy an amount due to the vendor from the 2016 Apicore Transaction. As well, the Company received $520,000 from the exercise of stock options, $422,000 from the exercise of Apicore stock options, $92,000 from the exercise of warrants and had $12.8 million released from escrow during the year ended December 31, 2017. This compares to cash from financing activities of $44.3 million for the year ended December 31, 2016, which was primarily due to obtaining the Crown Loan and the $12.8 million of cash was held in escrow at December 31, 2016. The Company also received $1.8 million from the exercise of stock options and $39,000 from the exercise of warrants during the year ended December 31, 2016.

Cash used in discontinued operations for the year ended December 31, 2017 totaled $73.7 million primarily relating to the repayment of the Crown Loan compared to cash from discontinued operations of $42.6 million for the year ended December 31, 2016 primarily relating to proceeds on the Crown Loan.

As at December 31, 2017, the Company had unrestricted cash totaling $5.3 million compared to $12.3 million as of December 31, 2016. As at December 31, 2017, the Company had working capital of $63.8 million when the assets and liabilities held for sale are excluded from current assets and liabilities compared to $29.2 million at December 31, 2016 when excluding liabilities relating to the acquisition of additional Apicore shares.

The Company did not have any long-term debt at December 31, 2017 recorded in its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

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

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory U.S.$1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. As of April 30, 2018, approximately 85% of enrolment was completed.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On January 6, 2016, the Company announced that it had initiated the development of a new cardiovascular generic drug. The project was a collaboration between Medicure International Inc. and Apicore. The collaborative project focused on the development of an intravenous aNDA product for an acute cardiovascular indication. Medicure and Apicore have entered into an exclusive product supply and development agreement under which Medicure holds all commercial rights. On December 13, 2016, the Company announced that the aNDA for the product had been filed with the FDA.

The Company’s intention is that this first ANDA product will be launched using its existing commercial sales force and infrastructure with an expected approval in the fourth quarter of 2018 and subsequent commercial launch in the first quarter of 2019.

In addition to the collaboration with Apicore, the Company is focused on the development of two additional cardiovascular generic drugs. When combined with the aNDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from a single product at December 31, 2017 to up to five approved products in 2020.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. During the year ended December 31, 2017, the Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

Other Products

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

Patents and Licenses

In addition to a number of pending patent applications, the Company has 5 issued patents from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

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

Much of the work, including some of the research methods, that is important to the success of the Company’s business is germane to the industry and may not be patentable. For this reason, all employees, contracted researchers and consultants are bound by non-disclosure agreements.

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

D. Trend Information

Net revenue from the sale of AGGRASTAT® for the year ended December 31, 2017 totaled $27.1 million compared to net revenue for the year ended December 31, 2016 of $29.3 million.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to battle increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® resulting in lower net revenues compared to the previous year. The Company continues to expect growth in the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2017.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar deteriorated against the Canadian dollar during the third quarter and into the fourth quarter of 2017, this restricted the Canadian dollar revenue growth in addition to the increasing price pressures facing AGGRASTAT®.

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

E. Off-balance Sheet Arrangements

As of December 31, 2017, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2017:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2018	2019	2020	2021	2022	Thereafter
Accounts Payable and Accrued Liabilities	10,371	10,371	-	-	-	-	-
Accrued Transaction Costs	22,361	22,361	-	-	-	-	-
Income Taxes Payable	2,429	2,429	-	-	-	-	-
Other Long-Term Liability	1,135	-	1,135	-	-	-	-
Purchase Agreement Commitments	6,098	1,250	1,215	1,039	1,039	1,179	376
Total	$42,394	$36,411	$2,350	$1,039	$1,039	$1,179	$376

Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, described in Note 4, the Company received a term loan from Crown for $60,000,000 of which $30,000,000 was syndicated to the OPB a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and was payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component was accreted using the effective interest rate method, and during the year ended December 31, 2017, the Company recorded accretion of $399,226 (2016 - $36,884), non-cash interest expense related to financing costs of $779,662 (2016 – $110,237) and interest expense of $5,012,877 (2016 – $702,574), respectively on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholders’ equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2017 was 12% (2016 – 12%).

On November 17, 2017, the Company repaid the Crown Loan in full, including a 4% prepayment penalty totaling $2,400,000 from funds on hand from the proceeds from the Apicore Sales Transaction. This resulted in a write-off of the unamortized cash fee and debt issuance costs of $1,363,890 and $2,648,749, respectively, which were recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income.

Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the Company’s consolidated statements of financial position as at December 31, 2016 as cash held in escrow.

Dena Bank Loan (“Dena Loan”)

The Company, through 2016 Apicore Transaction, had a debt agreement with Dena Bank. The Dena Loan bore interest at London Interbank Offered Rate (“LIBOR”) plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan was secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC with a value each of U.S.$0.15, and a guarantee by directors of Apicore LLC.

As at December 31, 2017, the Dena Loan is included within liabilities held for sale on the Company’s consolidated statement of financial position. The effective rate of the Dena Loan for the year ended December 31, 2017 was 9% (2016 – 9%). Subsequent to December 31, 2017, the Company was discharged from the Dena Loan upon the sale of the Apicore India business as described in note 5 to the Company’s consolidated financial statements.

Manitoba Industrial Opportunities Program Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba (Manitoba Development Corporation), under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bore interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated the terms of the MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP Loan was to mature on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company was required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the 2016 Apicore Transaction, the Company did not obtain required approvals from MIOP prior to completing the transactions due to the timing of the closing of the transactions. The Company subsequently received a waiver from MIOP waiving any right to call the loan resulting from the December 1, 2016 transaction however required approvals were not obtained pertaining to the 2017 Apicore Transaction.

The effective interest rate on the MIOP loan for the year ended December 31, 2017 was 7% (2016 – 7%).

On November 6, 2017, the Company repaid the MIOP loan in full from funds on hand from the Apicore Sale Transaction. This resulted in a write-off of the unamortized debt issuance costs of $4,627 which were recorded within finance expense on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending the legal proceedings relating to PREXXARTAN® described in note 15(d) in the December 31, 2017 consolidated financial statements and is recorded within accounts payable and accrued liabilities on the Company’s consolidated statement of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor.

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years. $100,000 of the funding was repaid during the year ended December 31, 2016 and the remaining $100,000 was repaid during the year ended December 31, 2017.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

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

Subsequent to December 31, 2017, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel. The claim disputes the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

On September 10, 2015, the Company submitted a sNDA to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the Company’s consolidated statements of net income and comprehensive income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

Claims and Possible Claims

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

Subsequent to December 31, 2017, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel. The claim disputes the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

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

A. Directors and Senior Management

Directors and Senior Management

The members of the board of directors and senior officers of the Company including a brief biography of each are as follows:

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada - Director, Chairman and Chief Executive Officer

The founder, President, CEO and Chair of the Board of Medicure Inc., Dr. Friesen holds a Ph.D. in protein chemistry from the University of Manitoba.  Dr. Friesen played a key role in founding several health industry companies including the first employee and President of the Winnipeg Rh Institute for over 20 years, where he oversaw the development of WinRho (then acquired by Cangene Inc. and more recently by Emergent BioSolutions), ABI Biotechnology (acquired by Apotex Inc.), Viventia Biotech Inc., Genesys Pharma Inc., Waverley Pharma Inc. DiaMedica Inc, Miraculins Inc., Kane Biotech Inc. and KAM Scientific Inc.  Dr. Friesen has experience in the establishment of pharmaceutical production facilities and has also managed and initiated the research and clinical development of several pharmaceutical candidates.  Dr. Friesen is a founder of the Industrial Biotechnology Association of Canada (IBAC) and past Chairman of its board of directors and former member of the Industrial Advisory Committee to the Biotechnology Research Institute in Montreal.  In addition to his role with the Company, Dr. Friesen is currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg and a member of the Board of Directors of Waverley Pharma Inc, a TSX-V listed company.  Dr. Friesen provides his services to the Company through A.D. Friesen Enterprises Ltd., his private consulting corporation.  Dr. Friesen served as both CEO and President of Medicure Inc. Dr. Friesen’s date of birth is May 19, 1947.

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

Peter Quick, Mill Neck, New York, USA - Director

Peter Quick has over 30 years experience in the securities and financial services industries. He is a recognized leader in the securities industry with experience in the domestic and international equities market, equities market making, market structure reform, trading technology and clearing operations. Mr. Quick is a Partner of Burke and Quick Partners Holdings LLP, the parent company of Burke & Quick Partners LLC a broker dealer. Mr. Quick was President at the American Stock Exchange from 2000 to 2005. Prior to joining the American Stock Exchange he served as President of Quick & Reilly Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. He also served as President of Quick & Reilly/Fleet Securities. Mr. Quick is a graduate from the University of Virginia with a B.S. in Engineering and attended Stanford University’s Graduate School of Petroleum Engineering. He served four years active duty from 1978 to 1982 as an Officer in the United States Navy. He is the former Chairman and a current member of the Board of Directors of Gain Capital (GCAP: NYSE) and a member of the Boards of Trustees of First of Long Island Corporation (FLIC: NASDAQ) and First National Bank of Long Island. He is a member of the Board of Directors of Fund for the Poor. Mr. Quick serves as the Mayor of the Incorporated Village of Mill Neck, NY. He is a former member of the Board of Alliance Capital Money Market Fund, Chicago Stock Exchange Inc (CHX), The Depository Trust & Clearing Corporation (DTCC), The Midwest Trust Company, Securities Industry Automation Corporation (SIAC), National Security Clearing Corporation, The American Stock Exchange and the National Association of Security Dealers Inc), Quick & Reilly, Inc., (NYSE: BQR), Reckson Associates Realty Corp (NYSE: RX) and The Bear Stearns Current Yield Fund (AMEX:YYY). He is a former Chairman of the Board of Governors of St. Francis Hospital, Roslyn, NY and Mercy Medical Center, Rockville Centre, NY. Date of birth is February 11, 1956.

Brent Fawkes, Winnipeg, Manitoba, Canada - Director

Mr. Fawkes is a Chartered Accountant with over 20 years of experience in accounting and finance. Mr. Fawkes is currently the Vice President of Finance with Standard Aero Limited, one of the world’s largest independent providers of a variety of aerospace services serving a diverse array of customers in business and general aviation, airline, military, helicopter, components and energy markets. In his current role, Mr. Fawkes is responsible for the oversight of the finance department including external reporting, budgeting and planning and treasury management.  Date of birth is December 21, 1969.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2017, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $95,292 in fees paid or payable to Board members for attendance at meetings between January 1, 2017 and December 31, 2017 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services are committee chairs. Additional compensation of $100,000 per director was paid to each independent member of the Board of Directors during the year ended December 31, 2017.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011, July 18, 2016 and January 1, 2017. For the year ended December 31, 2017, the Company recorded payable to A.D. Friesen Enterprises Ltd., $315,000 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2017, a bonus of $125,000 was accrued to Dr. Friesen.

Dawson Reimer served as the Company’s as President and Chief Operating Officer and received a salary of $205,000 payable in equal semi-monthly installments and a bonus at the discretion of the Board of Directors of the Company. On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Mr. Reimer was paid $73,458 up to the date of his termination and $222,478 pertaining to severance during the year ended December 31, 2016. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $135,000 annually. During the year ended December 31, 2016, the Company recorded a bonus of $10,000 to its Chief Financial Officer. Effective January 1, 2017, consulting agreement with the Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, was renewed for a one-year term, at a rate of $155,000 annually. During the year ended December 31, 2017, the Company recorded a bonus of $200,000 to its Chief Financial Officer. Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually.

Graeme Merchant served the Company as Vice President, Commercial Operations until the conclusion of his employment in September 2017 and received a salary of $160,903 during the year ended December 31, 2016.

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

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 –$10,127 and year ended May 31, 2014 – $14,918) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to these amounts payable to the Board of Directors for the year ended December 31, 2017. As at December 31, 2017, the Company has $1,000 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

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

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 27, 2017. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Corporate Governance

The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. The Company's approach to corporate governance is set forth below.

The Board believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Company and the enhancement of value for all shareholders.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2016, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 55 employees through Medicure as at December 31, 2017. During the year ended December 31, 2017, the Company increased its total employment and plans to continue to increase total employment during 2018.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2017.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1) (2)	2,428,955	(1)	15.39%
Common shares	Dr. Arnold Naimark (3)	35,194		0.22%
Common shares	Gerald P. McDole (2)	44,950		0.28%
Common shares	Peter Quick (3)	40,278		0.26%
Common shares	Brent Fawkes (2)	12,376		0.08%
Common shares	James Kinley	2,100		0.01%

(1)	Dr. Albert D. Friesen holds 834,867 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

(2)	On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3)	On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares at a deemed price of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

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

The number of Common Shares allocated to the Plan, the exercise period for the options, and the vesting provisions for the options will be determined by the board of directors of the Company from time to time. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403. The Plan was adopted by the shareholders of the Company on June 22, 2016.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2017. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	5,000	$6.16	April 7, 2021
	414,000	$1.50	July 18, 2021
	15,000	$7.20	December 19, 2022
	7,500	$1.90	July 7, 2024
	9,000	$1.90	March 27, 2025
Dr. Arnold Naimark	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Gerald P. McDole	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Peter Quick	3,333	$0.60	September 3, 2018
	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Brent Fawkes	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
James Kinley	4,000	$6.16	April 7, 2021
	100,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	7,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

Additionally, subsequent to December 31, 2017, on February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

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

Subsequent to December 31, 2017, 95,933 stock options were exercised, 40,000 at an exercise price of $0.30 per common share, 6,666 at an exercise price of $0.60 per common share, 11,667 at an exercise price of $1.50 per common share, 11,850 at an exercise price of $1.90 per common share, 15,000 at an exercise price of $3.90 per common share and 10,750 at an exercise price of $6.16 per common share per common share for total gross proceeds to the Company of $180,725.

None of the exercised stock options pertained to officers or directors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2017, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned (3)		Percentage of Class

Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,428,955	(1)	15.39%

Common shares	MM Asset Management Inc.	3,429,045	(2)	21.72%
	Toronto, Ontario

Notes:

(1)	Dr. Albert Friesen holds 834,867 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.
(2)	Subsequent to December 31, 2017, MM Asset Management Inc. acquired additional shares bringing their position up to 3,977,145 common shares or 25.04%.

(3)	Subsequent to December 31, 2017, PenderFund Capital Management Ltd. acquired additional shares bringing their position up to 1,899,150 common shares or 11.96%.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2017, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,563,853 (or 16.25% of common shares).

To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

The major shareholders do not have any special voting rights.

Insider Reports under Canadian Securities Legislation

Since the Company a reporting issuer under the Securities Acts of each of the provinces of Canada, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company's common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

B. Related Party Transactions

Except as disclosed below, the Company has not, since January 1, 2015, and does not at this time propose to:

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2017, there were no amounts included in accounts payable and accrued liabilities (December 31, 2016 – $54,380) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

During the year ended December 31, 2017, the Company recorded a bonus of $125,000 to its Chief Executive Officer which is recorded within the gain on the sale of Apicore. During the year ended December 31, 2016, the Company recorded a bonus of $54,380 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

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

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days’ written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2017, the Company recorded a total of $315,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2016, the Company recorded a total of $300,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,083 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term. Subsequent to December 31, 2017, and effective January 1, 2018, this agreement was renewed for an additional one year term.

During the year ended December 31, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2016 – $85,000; 2015 – $215,000, seven months ended December 31, 2014 – $115,000, year ended May 31, 2014 - $190,000) for business administration services, $212,000 (2016 – $222,500; 2015 - $176,051, seven months ended December 31, 2014 – $36,500, year ended May 31, 2014 - $30,500) in rental costs and $43,800 (2016 – $41,975; 2015 – $33,575, seven months ended December 31, 2014 – $25,115, year ended May 31, 2014 – $33,735) for commercial and information technology support services. As described in note 16(a) to the Company’s audited consolidated financial statements included in this annual report, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 and subsequently no longer includes the Chief Financial Officer's services, which effective January 1, 2016, will be paid directly by the Company through a consulting agreement.

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

During the year ended December 31, 2017, the Company paid GVI CDS $715,623 (2016 – $592,464; 2015 – $330,764, seven months ended December 31, 2014 – $56,904, year ended May 31, 2014 – $125,583) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the year ended December 31, 2017, the Company paid CanAm $458,424, respectively (2016 – $560,205; 2015 - $399,580, seven months ended December 31, 2014 – $233,938, year ended May 31, 2014 – $229,732) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2017 and 2016, there was no interest charged on these amounts payable to related. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the year ended December 31, 2017, the Company paid Dap Dhaduk $263,493 (2016 – $29,869) for rental expenses which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold in connection with the Apicore Sales Transaction.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Omgene $26,465 (2016 – nil), respectively for research and development services which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the 2016 Apicore Transaction completed on December 1, 2016 and ending with the Apicore Sale Transaction completed on October 2, 2017, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid 4C Pharma $5,690 (2016 – nil) for services provided which are recorded within income from discontinued operations on the Company’s consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

As at December 31, 2017, included in accounts payable and accrued liabilities is $67,704 (2016 – $100,493) payable to GVI, $118,973 (2016 – $336,008) payable to GVI CDS, and $36,606 (2016 – $80,582) payable to CanAm. As at December 31, 2016, included in accounts payable and accrued liabilities is $467,250 payable to Aktinos. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2017, included in accounts payable and accrued liabilities is $125,000 (2016 – $54,380) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

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

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $155,000 annually. The agreement may be terminated by either party, at any time, upon 30 days’ written notice. As at December 31, 2017, there were no amounts included in accounts payable and accrued liabilities (2016 – $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing. Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

Legal Proceedings

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending the legal proceedings relating to PREXXARTAN® described in note 15(d) in the December 31, 2017 consolidated financial statements and is recorded within accounts payable and accrued liabilities on the Company’s consolidated statement of financial position.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third party manufacturer of the product and that the Company had been named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputes the rights granted to Medicure by Carmel in regards to PREXXARTAN®. The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Aside from the above legal claim, there are no additional legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no additional significant legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2017, except as disclosed in this Annual Report on Form 20-F.

ITEM 9. THE OFFERING AND LISTING

A. Listing Details

On October 24, 2011, the Company’s common shares commenced trading on the TSX-V under the symbol “MPH”.

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

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)

Fiscal Quarter Ended
December 31, 2017	8.71	6.90
September 30, 2017	8.45	7.50
June 30, 2017	9.82	6.50
March 31, 2017	10.55	8.52
December 31, 2016	10.67	5.48
September 30, 2016	7.20	5.49
June 30, 2016	6.98	4.73
March 31, 2016	7.29	4.18
December 31, 2015	4.35	3.00
September 30, 2015	3.94	2.35
June 30, 2015	2.74	1.91
March 31, 2015	2.39	1.20
Period from December 1, 2014 to December 31, 2014	2.51	1.95	(1)
November 30, 2014	2.91	1.58
August 31, 2014	2.97	1.62
May 31, 2014	3.15	0.35
February 28, 2014	0.70	0.20

(1) The Company changed its fiscal year end from May 31 to December 31 in 2014, resulting in a stub fiscal year of June 1, 2014 to December 31, 2014. For comparison purposes, trading data is presented for calendar rather than fiscal periods.

B. Plan of Distribution

Not applicable.

C. Markets

The Company's common shares are listed for trading on the TSX-V under the symbol “MPH”. Certain market makers also trade the Company’s common shares on the OTC Pink Market, under the symbol “MCUJF”.

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

An investment in the Company’s common shares by a non-Canadian, who is not a resident of a World Trade Organization (“WTO”) member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of the Company and the value of the assets of the Company was CAN $5 million or more. An investment in common shares of the Company by a resident of a WTO member would be reviewable only if it was an investment to acquire control of the Company and the enterprise value of the assets of the Company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently CAN $1 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is currently CAN $1.5 billion); beginning January 1, 2019, both thresholds will be adjusted annually by a GDP (Gross Domestic Product) based index.

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

None

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. (See “Item 10E - Taxation”, below.)

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

E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s common shares (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares for such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that are subject to Section 451(b) of the Code; (h) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (i) U.S. Holders that hold Common Shares other than as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (j) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; (k) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; or (l) corporations that accumulate earnings to avoid U.S. federal income tax. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or other “pass-through” entity) and the partners of such partnership (or owners of such other “pass-through” entity) generally will depend on the activities of the partnership (or other “pass-through” entity) and the status of such partners (or owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or owner). Partners of entities that are classified as partnerships (or owners of other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. Medicare contribution, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, U.S. Medicare contribution, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Considerations for U.S. Residents” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares, and (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). The Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute a dividend.

Reduced Tax Rates for Certain Dividends

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) Common Shares are readily tradable on an established securities market in the U.S.

However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company,” or “PFIC” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2017, and does not expect that it will be a PFIC for the taxable year ending December 31, 2018. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2018, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2018, or any subsequent taxable year.

If the Company is not a QFC, subject to the PFIC rules discussed below, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

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

Dividends Received Deduction

Dividends paid on Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares. Such gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year at the time of sale or other taxable disposition. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

The amount realized on a sale or other taxable disposition of Common Shares for an amount in foreign currency will generally be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares or gain from the sale or other taxable disposition of Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of distributions with respect to, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

The Company believes it was a PFIC in one or more previous taxable years. If the Company is or becomes a PFIC, or U.S. Holders held Common Shares while the Company was a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income (“income test”) or (b) on average for such taxable year, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income (“asset test”), based on the fair market value of such assets. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income.

For purposes of the income test and asset test, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. , In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (“subsidiary PFIC”), a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made. To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

If the Company is a PFIC, or a U.S. Holder held Common Shares while the Company was a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and any subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election for the Company under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election is referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the current year and any year prior to the first year in which the Company was a PFIC generally will be subject to U.S. federal income tax as ordinary income in the current year. The amount of any such gain or excess distribution allocated to other years generally will be subject to U.S. federal income tax in the current year at the highest tax rate applicable to ordinary income in each such prior year, and a Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. Instead, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any subsidiary PFIC.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, as ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year. Any gain recognized upon a disposition of Common Shares by a U.S. Holder who has made a Mark-to-Market Election generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. A Mark-to-Market election may not be made with respect to the stock of any subsidiary PFIC because such stock is not “marketable stock.” Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of subsidiary PFIC stock or excess distributions with respect to a subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to Common Shares.

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2017 and December 31, 2016, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2018. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2018, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

If the Company meets the income test or asset test for any taxable year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that taxable year and for all subsequent taxable years, regardless of whether the Company meets the PFIC income test or asset test for such subsequent taxable years, unless the U.S. Holder elects to recognize any unrealized gain in the Common Shares or makes a timely and effective QEF Election or Mark-to-Market Election.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Convention”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for benefits under the Convention, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to in this summary as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

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

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. All holders, including U.S. Holders or prospective U.S. Holders as defined above, should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. In general terms, the Tax Act provides for withholding at the rate of 25% unless the holder is able to substantiate a reduced rate under an applicable tax treaty or convention.

The rate of withholding tax on dividends paid to a U.S. Holder who can substantiate eligibility for benefits under the Convention is generally limited to 15% of the gross amount of the dividends (or 5%, if the beneficial owner of the dividends is a company that owns at least 10% of the voting stock of the Company).

Dispositions

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Convention.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm’s length persons holds a membership interest directly or indirectly, or the U.S. Holder together with any of the foregoing, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain other circumstances. A U.S. Holder who may hold common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition or deemed disposition of common shares under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Convention, and any related compliance procedures.

While intended to address material Canadian federal income tax considerations relevant to the holding or disposition of common shares by U.S. Holders, this summary is for general information purposes only, and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares. No opinion was requested by the Company, or is provided by its legal counsel and/or auditors. Accordingly, holders and prospective holders of common shares (including U.S. Holders as defined above) should consult their own tax advisors regarding the consequences of purchasing, owning, and disposing of common shares of the Company.

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

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any significant interest rate risk as it does not have any variable rate borrowings.

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2017, it is estimated that approximately 70% of the Company’s expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for the year ended December 31, 2017 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2017, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2017 due to the following material weaknesses:

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

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2017, Mr. Brent Fawkes CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. As at December 31, 2017, the Company had accrued $327,000 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2017	2016
	$254,000	$90,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2017	2016
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2017	2016
	$-	$-

(d) All other fees	2017	2016
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2017, the Company did not purchase any of its issued and outstanding Common Shares pursuant to any repurchase program or otherwise.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Statements of Financial Position;
3.	Consolidated Statements of Net Income and Comprehensive Income;
4.	Consolidated Statements of Changes in Deficiency
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2017

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, who are appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

May 1, 2018

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of net income and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Restatement of Consolidated Financial Statements

Without modifying our opinion, we draw attention to Note 21 to the consolidated financial statements for the year ended December 31, 2017 which explains that the consolidated financial statements have been restated.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company's auditor since 2013.

Winnipeg, Canada

May 1, 2018

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31	Note	2017	2016 - Restated

Assets
Current assets:
Cash and cash equivalents		$5,260,480	$12,266,177
Cash held in escrow		-	12,809,072
Accounts receivable	6	8,588,255	17,200,778
Consideration receivable	5	82,678,366	-
Inventories	7	3,075,006	12,176,644
Prepaid expenses		903,914	759,077
Assets held for sale	5	14,052,861	-
Total current assets		114,558,882	55,211,748
Non-current assets:
Property, plant and equipment	8	221,622	10,300,639
Goodwill	4	-	47,485,572
Intangible assets	9	1,756,300	100,864,817
Other assets		-	161,891
Holdback receivable	5	12,068,773	-
Deferred tax assets	13	326,108	701,000
Total non-current assets		14,372,803	159,513,919
Total assets		$128,931,685	$214,725,667

Liabilities and Equity
Current liabilities:
Short-term borrowings		$-	$1,383,864
Accounts payable and accrued liabilities	9, 16(a), 16(b), 18(a)	10,371,103	17,917,199
Accrued transaction costs	5	22,360,730	-
Current income taxes payable	13	2,428,560	504,586
Current portion of royalty obligation	11	1,537,202	2,019,243
Deferred revenue		-	1,161,608
Current portion of finance lease obligations		-	89,241
Current portion of long-term debt	10	-	2,883,752
Derivative option on Apicore Class C shares	4	-	32,901,006
Liability to repurchase Apicore Class E shares	4	-	2,700,101
Liabilities held for sale	5	6,976,313	-
Total current liabilities		43,673,908	61,560,600
Non-current liabilities
Royalty obligation	11	2,911,810	3,666,479
License fee payable	9	501,800	-
Long-term debt	10	-	68,180,424
Finance lease obligations		-	242,449
Due to vendor	4	-	2,759,507
Fair value of Apicore Series A-1 preferred shares	4	-	1,755,530
Other long-term liabilities		1,135,007	133,999
Deferred tax liability	13	-	38,142,775
Total non-current liabilities		4,548,617	114,881,163
Total liabilities		48,222,525	176,441,763

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Financial Position (continued)

(expressed in Canadian dollars)

As at December 31	Note	2017	2016 – Restated
Equity:
Share capital	12(b)	125,733,727	124,700,345
Warrants	12(d)	1,948,805	2,020,152
Contributed surplus		6,897,266	6,756,201
Accumulated other comprehensive income		673,264	681,992
Deficit		(54,543,902)	(97,964,786)
Total equity attributable to shareholders of the Company		80,709,160	36,193,904
Non-controlling interest		-	2,090,000
Total equity		80,709,160	38,283,904
Commitments and contingencies	15(a), 15(d)
Subsequent events	5, 10(c),12(c), 15(a), 15(d), 16(b)
Total liabilities and equity		$128,931,685	$214,725,667

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Net Income and Comprehensive Income

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Revenue, net
AGGRASTAT®		$27,132,832	$29,304,800	$22,083,128
Cost of goods sold	7, 9	3,464,686	3,721,191	2,259,867
Gross profit		23,668,146	25,583,609	19,823,261

Expenses
Selling, general and administrative		14,867,635	15,417,604	10,237,116
Research and development		5,148,233	3,630,079	4,865,255
		20,015,868	19,047,683	15,102,371
Income before the undernoted		3,652,278	6,535,926	4,720,890

Other (income) expense:
Revaluation of holdback receivable		(82,489)	-	-
Revaluation of long-term derivative	4	-	-	(33,080)
Impairment loss (reversal of impairment loss)	9	635,721	-	(788,305)
Loss on settlement of debt		-	-	60,595
		553,232	-	(760,790)

Finance costs (income):
Finance expense, net	10, 12(d), 14	837,461	2,478,914	4,123,452
Foreign exchange (gain) loss, net		(175,459)	262,469	68,799
		662,002	2,741,383	4,192,251
Net income before income taxes		$2,437,044	$3,794,543	$1,289,429
Income taxes recovery (expense)
Current	13	9,392,836	(501,315)	-
Deferred	13	(333,187)	331,095	379,000
Net income before discontinued operations		$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations, net of tax	5	31,924,191	23,358,318	-
Net income		$43,420,884	$26,982,641	$1,668,429
Translation adjustment, attributable to:
Continuing operations		(30,295)	(400,829)	806,059
Discontinued operations	5	21,567	(21,567)	-
Comprehensive income		$43,412,156	$26,560,245	$2,474,488

Earnings per share from continuing operations
Basic	12(e)	$0.74	$0.24	$0.12
Diluted	12(e)	$0.63	$0.21	$0.11

Earnings per share from discontinued operations
Basic	12(e)	$2.04	$1.56	$-
Diluted	12(e)	$1.76	$1.35	$-

Earnings per share
Basic	12(e)	$2.78	$1.80	$0.12
Diluted	12(e)	$2.39	$1.56	$0.11

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016 (restated)		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904
Net income for the year ended December 31, 2017		-	-	-	-	43,420,884	43,420,884	-	43,420,884
Other comprehensive loss for the year ended December 31, 2017		-	-	-	(8,728)	-	(8,728)	-	(8,728)
Disposition of non-controlling interest	5	-	-	-	-	-	-	(2,090,000)	(2,090,000)

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	869,703	-	(349,704)	-	-	519,999	-	519,999
Warrants exercised	12(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Share-based compensation	12(c)	-	-	490,769	-	-	490,769	-	490,769
Total transactions with owners		1,033,382	(71,347)	141,065	-	-	1,103,100	-	1,103,100
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(expressed in Canadian dollars)

		Attributable to shareholders of the Company - Restated
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	26,982,641	26,982,641	-	26,982,641
Other comprehensive loss for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests	4	-	-	-	-	-	-	2,090,000	2,090,000
Transactions with owners, recorded directly in equity
Issuance of warrants	12(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	12(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	12(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	12(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,108	-	5,172,108
Balance, December 31, 2016 (restated)		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity (Deficit)
Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)	$-	$(3,911,016)
Net income for the year ended December 31, 2015		-	-	-	-	1,668,429	1,668,429	-	1,668,429
Other comprehensive income for the year ended December 31, 2015		-	-	-	806,059	-	806,059	-	806,059
Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	4,021,782	-	-	-	-	4,021,782	-	4,021,782
Issuance of warrants	12(d)	-	232,571	-	-	-	232,571	-	232,571
Stock options exercised	12(c)	65,034	-	(31,869)	-	-	33,165	-	33,165
Warrants exercised	12(d)	281,198	(130,953)	-	-	-	150,245	-	150,245
Share-based compensation	12(c)	-	-	1,460,316	-	-	1,460,316	-	1,460,316
Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079	-	5,898,079
Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year		$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations for the year	5	31,924,191	23,358,318	-
		43,420,884	26,982,641	1,668,426
Adjustments for:
Gain on sale of Apicore	5	(55,254,236)	-	-
Current income tax (recovery) expense	13	(9,392,836)	504,586	-
Deferred income tax (recovery) expense	13	(1,513,868)	301,512	(379,000)
Impairment loss (reversal of impairment loss)	9	635,721	-	(788,305)
Revaluation of holdback receivable		(82,489)	-	-
Revaluation of long-term derivative	4	-	(20,560,440)	(33,080)
Gain on step acquisition	4	-	(4,895,573)	-
Loss on settlement of debt		-	-	60,595
Amortization of property, plant and equipment	8	1,173,019	189,008	31,544
Amortization of intangible assets	9	6,633,957	2,192,024	659,390
Share-based compensation	12(c)	623,115	1,400,241	1,460,316
Write-down (write-up) of inventories	7	385,289	(108,817)	40,920
Finance expense, net	10, 14	837,461	3,416,678	4,123,452
Difference between fair value of other long-term liability and funding received		-	-	47,222
Unrealized foreign exchange loss		270,663	215,386	111,817
Change in the following:
Accounts receivable		(3,713,375)	(4,174,691)	(8,185,940)
Inventories		145,339	2,520,499	(1,230,619)
Prepaid expenses		76,724	1,706,109	(1,124,095)
Other Assets		33,130	(1,229)	-
Accounts payable and accrued liabilities		48,398,200	143,257	4,637,217
Deferred revenue		(621,455)	(382,727)	-
Other long-term liabilities		77,467	(102,828)	-
Interest paid	14	(7,485,956)	(1,223,664)	(314,300)
Income taxes paid		(894,327)	-	-
Royalties paid	11	(1,829,295)	(1,712,390)	(642,768)
Cash flows from operating activities		21,923,132	6,409,582	142,795
Investing activities:
Proceeds from Apicore Sale Transaction	5	89,719,599	-	-
Acquisition of Class C common shares of Apicore	4	(31,606,865)	-	-
Acquisition of Class E common shares of Apicore	4	(2,640,725)	-	-
Acquisition of Apicore, net of cash acquired		-	(41,711,546)	-
Acquisition of property, plant and equipment	8	(1,194,703)	(464,208)	(226,570)
Acquisition of intangible assets	9	(127,144)	-	-
Cash flows from (used in) investing activities		54,150,162	(42,175,754)	(226,570)

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

For the year ended December 31	Note	2017	2016 - Restated	2015
Financing activities:
Issuance of common shares, net of share issue costs		-	-	3,630,324
Proceeds from exercise of stock options	12(c)	519,999	1,844,130	33,165
Proceeds from exercise of Apicore stock options	12(c)	421,942	-	-
Proceeds from exercise of warrants	12(d)	92,332	39,172	150,245
Issuance of long-term debt	10	-	56,781,184	-
Repayment of long-term debt	10	(75,180,908)	(1,666,666)	(694,444)
Repayment of note payable to Apicore	5	(18,507,400)	-	-
Increase in short-term borrowings		161,923	332,555	-
Decrease (increase) in cash held in escrow		12,809,072	(12,809,072)	-
Finance lease payments		(101,946)	(10,463)	-
Payment of due to vendor	4	(3,185,945)	-	-
Cash flows (used in) from financing activities		(82,970,931)	44,510,840	3,119,290
Foreign exchange (loss) gain on cash held in foreign currency		(108,060)	(47,083)	39,208
Increase (decrease) in cash		(7,005,697)	8,697,585	3,074,723
Cash and cash equivalents, beginning of period		12,266,177	3,568,592	493,869
Cash and cash equivalents, end of period		$5,260,480	$12,266,177	$3,568,592

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or license additional cardiovascular products and announced in-licensing agreements during 2017 of which the first licensed product is scheduled to be launched commercially by the Company in May of 2018.

During 2017, the Company, through subsidiaries described in note 4 was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. On October 2, 2017, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business was held for sale at December 31, 2017 and sold subsequent to December 31, 2017 as described in note 5.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on May 1, 2018.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Assets and liabilities of Apicore’s Indian business which are held for sale at December 31, 2017 are recorded at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year including the reclassifications on the consolidated statement of net income and comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2016 to reflect discontinued operations as described in note 5.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

2.	Basis of preparation of financial statements (continued)

(d)	Use of estimates and judgments

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2017:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The provisions for returns, chargebacks and discounts

•	Note 3(g): The measurement and valuation of inventories

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 4: The allocation of purchase consideration to the fair value of assets acquired and liabilities assumed in connection with Business Combinations

•	Note 4: The valuation of acquired intangible assets

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2016 comparative figures include, from the date of acquisition (note 4), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income and comprehensive income, as part of the gain or loss on sale where applicable.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Financial assets

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

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as FVTPL or available-for-sale upon initial recognition.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held-for-trading. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of net income and comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method less any impairment. Loans and receivables are comprised of cash and cash equivalents, accounts receivable, consideration receivable and holdback receivable.

(ii)	Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities, accrued transaction costs, income taxes payable, license fee payable and other long-term liability.

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Financial liabilities (continued)

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue recognition

Revenue from the sale of AGGRASTAT® generally comprises finished commercial product and, in the course of ordinary activities, is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Revenue from the sale of APIs, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts and volume rebates, if any. Revenue is recognized when persuasive evidence exists, usually upon shipment of the product, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Revenue from the sale of APIs is included within discontinued operations on the consolidated statements of net income and comprehensive income.

The Company may enter into collaboration agreements for product development for its APIs and product pipeline. The terms of the agreements may include non-refundable signing fees, milestone payments and profit-sharing arrangements on any profits derived from product sales from these collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. Upfront fees are recognized as revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. If there are no substantive performance obligations over the life of the contract, the upfront non-refundable payment is recognized when the underlying performance obligation is satisfied. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue may be deferred and recognized over the performance. The term over which upfront fees are recognized is revised if the period over which the Company maintains substantive contractual obligations changes.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(e)	Revenue recognition (continued)

Milestone payments are recognized as revenue when the condition is met, if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(g)	Inventories

AGGRASTAT® inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

Additionally, inventory includes raw materials, work in process and finished goods (APIs) which are manufactured and sold within the Apicore business and are measured at the lower of cost and net realizable value. Inventory pertaining to Apicore’s Indian business is classified as an asset held for sale as at December 31, 2017.

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

(h)	Property plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Buildings	Straight-line	3% to 4%
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20% to 25%
Machinery and equipment	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(i)	Leases

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

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of net income and comprehensive income.

Leased assets are depreciated over the useful life of each asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statements of net income and comprehensive income on a straight-line basis over the lease term.

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter. Approved abbreviated New Drug Applications (“aNDAs”) and any acquired in process research and development are amortized on a straight-line basis over their estimated economic lives, estimated to be ten years.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income and comprehensive income.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(k)	Research and development

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

Government assistance, in the form of grants, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property, plant and equipment is deducted from the cost of the related property, plant and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(m)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(n)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

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

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

(o)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income and comprehensive income using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(p)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

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

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(r)	Business combinations and goodwill

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

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

(s)	New standards and interpretations not yet adopted

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

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in International Accounting Standard (“IAS”) 39, Financial Instruments: Recognition and Measurement (“IAS 39”), on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its consolidated financial statements.

IFRS 2, Share-based Payment ("IFRS 2")

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments will apply to periods beginning on or after January 1, 2018. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares of Apicore prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC (together, “Apicore”) will be wholly owned operating subsidiaries. Apicore was a private, New Jersey based developer and manufacturer of specialty API and pharmaceuticals specializing in the manufacturing of difficult to synthesize and other niche APIs for many United States and international generic and branded pharmaceutical companies. The Company's equity interest and certain other rights, including the option rights acquired, were obtained by the Company for services provided in its lead role in structuring a U.S.$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company had a contractual obligation to assist in funding the resolution of certain specified damages if they were encountered before July 3, 2016, not to exceed U.S.$5 million. The specified mechanism for the Company to fulfill this obligation was through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase was not anticipated by the Company nor did any obligation arise prior to July 3, 2016, therefore no amount had been recorded in the Company’s consolidated financial statements in this regard.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and Board of Directors, as well as certain of its employees and 25,000 of these stock options were exercised prior to December 1, 2016. Additionally, subsequent to July 3, 2014 and prior to December 1, 2016, Apicore issued 145,733 Series A-1 preferred shares. These issuances resulted in the Company’s ownership being diluted to 5.97% (4.82% fully diluted) as at November 30, 2016.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and subsequently measured at amortized cost and the option rights received were recorded at a fair value of $275,922 and subsequently revalued at each reporting date to fair value. Immediately prior to the Company exercising certain option rights on December 1, 2016 to acquire a controlling interest in Apicore, the investment in Apicore was recorded at $6,418,867. The increase in value of $4,895,573 was recorded on the consolidated statement of net income and comprehensive income for the year ended December 31, 2016, within income from discontinued operations. In addition, immediately prior to the exercise of certain option rights to acquire a controlling interest in Apicore, the derivative representing the value associated to the option rights was revalued to its fair value of $20,788,011. The change in the value of the option rights of $20,560,440 was recorded in the consolidated statement of net income and comprehensive income for the year ended December 31, 2016 within income from discontinued operations.

On December 1, 2016, the Company exercised certain option rights that resulted in the Company acquiring a majority interest in Apicore. The transaction was accounted for as a business combination achieved in stages. The exercise of certain options resulted in the Company acquiring 4,717,000 Series A preferred shares and 1,250,000 Class D warrants in Apicore in exchange for U.S.$33,750,000 cash, increasing the Company’s ownership in Apicore to 64% (approximately 60% on a fully diluted basis). The Company retained option rights to purchase the issued Class C common shares in Apicore until July 3, 2017, which represent 39% of the outstanding Apicore shares, which was subsequently exercised on July 12, 2017 after reaching an agreement to extend the option expiry date. In addition, Apicore had issued and outstanding Series A-1 preferred shares representing 2% of the outstanding shares which were subsequently redeemed prior to the sale transaction, which occurred on October 2, 2017. Finally, Apicore’s Class E shares were reserved for the exercise of employee stock options. At December 1, 2016, 25,000 Class E shares, were issued and outstanding and 447,500 options became fully vested on the change in control with Apicore’s then directors and employees holding a right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested in 2017.

As the transaction was accounted for as a business combination achieved in steps, on acquiring control of Apicore, the Company revalued its previous interest in Apicore at fair value on the date of control and recognized a gain on step acquisition.

Determination of the gain was as follows:

Fair value of 6.07% interest on December 1, 2016	$6,418,867
Carrying value of 6.07% interest prior to control	1,523,294
Gain on step acquisition	$4,895,573

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations (continued)

For purposes of assessing the assets acquired and liabilities assumed, the Apicore Series A-1 preferred shares were classified as a liability on the basis of the holder’s redemption right. The Apicore Series A-1 preferred shares were redeemable by the holder after December 31, 2019 in three annual instalments at the greater of a fixed price per share and the fair value of the shares at the redemption date, however an agreement to redeem the shares was completed on September 29, 2017 at an agreed upon price. The Class E common shares issued and the outstanding 497,500 Apicore options over Apicore Class E common shares with a put feature were classified as a liability to repurchase Apicore Class E shares based on the fixed redemption price upon the change in control. The remaining Apicore options outstanding were recorded in equity as a non-controlling interest. The Company’s call option over Apicore’s Class C common shares provided Medicure with present access to the returns associated with the related ownership interest as the option price is fixed with an exercise price below fair value and the parties have agreed that no dividends will be paid to other shareholders until July 3, 2017. Therefore, the Company accounted for the acquisition as if it had acquired all the outstanding interests of Apicore and recognized a derivative option on Apicore Class C shares under the call option. As a result, 100% of the financial results of Apicore were included in the Company’s consolidated financial statements as of the date of acquisition.

The fair value of the assets acquired and the liabilities assumed were determined on a provisional basis and were based on information that was currently available to the Company at the time. Additional information was being gathered to finalize these provisional measurements, particularly with respect to intangible assets, property, plant and equipment, inventory, deferred revenue and deferred taxes. Accordingly, the measurement of the assets acquired and liabilities assumed could have changed upon finalization of the Company’s valuations and completion of the purchase price allocation which occurred within one year of the acquisition date resulting in no changes to the provisional amounts previously recognized below. The following table summarized the fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash and cash equivalents	$3,611,307
Accounts receivable	3,202,471
Inventories	12,299,051
Prepaid expenses	698,115
Property, plant and equipment	9,795,629
Intangible assets	101,712,420
Goodwill	47,485,572
Other assets	160,662
Accounts payable and accrued liabilities	(9,831,337)
Short-term borrowings	(1,051,309)
Deferred revenue	(1,544,335)
Long-term debt	(13,655,679)
Finance lease obligations	(342,153)
Fair value of Apicore Series A-1 preferred shares	(1,755,530)
Other long-term liabilities	(136,827)
Deferred tax liabilities	(37,749,605)
Net assets acquired	$112,898,452

(continued on next page)

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

4.	Business combinations (continued)

(Continued from previous page)

Summary of purchase consideration
Cash paid	$45,322,853
Due to vendor	2,759,507
Exercise of Apicore derivative	20,788,011
Fair value of 6.07% interest held	6,418,867
Non-controlling interest	2,069,409
Derivative option on Apicore Class C shares	32,901,006
Liability to repurchase Apicore Class E shares	2,638,799
Purchase consideration	$112,898,452

There were no changes between the provisional fair values of the identifiable assets and liabilities as at the date of the acquisition and the fair values in the final purchase price allocation. In the final purchase price allocation, the intangible assets acquired were allocated amongst the specifically identifiable intangible assets that were acquired as disclosed in note 9.

Transaction costs relating to the Apicore acquisition recorded in the year ended December 31, 2016 were $126,923 and were included in selling, general and administrative expenses for the year ended December 31, 2016.

From the date of acquisition to December 31, 2016, Apicore contributed to the 2016 results $7.8 million of revenue and $0.6 million of net loss before income taxes. If the acquisition had taken place as at January 1, 2016, revenue in 2016 would have increased by $31.6 million and net income before income taxes in 2016 would have been reduced by approximately $2.0 million.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615,381, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

On July 3, 2017, the Company announced that its option to acquire the Class C common shares of Apicore was extended and on July 10, 2017 the Company exercised its option to acquire the Class C common shares of Apicore and closed the acquisition on July 12, 2017 for a consideration of U.S.$24,543,715 which resulted in the Company owning 98% of the issued shares of Apicore (94% on a fully diluted basis). The funds to exercise the additional option were obtained from Apicore's business which included API sales, abbreviated New Drug Application (“ANDA”) development partnership payments, and royalty and upfront payments from ANDA commercial partnerships.

On September 29, 2017, the Series A-1 preferred shareholders redeemed all of the issued and outstanding Series A-1 preferred shares, after reaching an agreement with Apicore regarding the value of the shares. As a result of the transaction, the Series A-1 preferred shares were valued at U.S.$2,300,000 with payments being made to the Series A-1 preferred shareholders in connection with the sale transaction described in note 5.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations

A discontinued operation is a part of the Company’s business that has been disposed of or has been classified as held for sale and that represents a major line of its business or geographic area of operation, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resell. The results of discontinued operations are presented separately on the face of the consolidated statements of net income and comprehensive income and the assets and liabilities are presented separately on the face of the consolidated statements of financial position as held for sale until the sale occurs. During 2017, the Company classified the active pharmaceutical ingredients line of business, which consists of the Apicore business, as discontinued operations. Upon the occurrence of discontinued operations, the net loss of the discontinued operation is presented separately in the consolidated statements of net income and comprehensive income, net of tax.

Assets are classified as held for sale when it is expected that their carrying value will be recovered principally through sale rather than their continued use. For this to be the case, the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such asset and a sale must be highly probable.

For the sale to be highly probable, management and the Board of Directors of the Company must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale that were previously classified as non-current assets are recorded at the lower of carrying value or fair value less costs to sell and non-current liabilities classified as held for sale are recorded at their carrying value. Assets held for sale are no longer amortized. The consolidated statement of financial position is not restated for the comparative period.

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 as described in note 4.

Under the Apicore Sale Transaction, the Company received a closing payment of U.S.$57,623,125 upon the closing of the transaction. Additional working capital and deferred payments of U.S.$52,886,588 were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and have been recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company, subsequent to December 31, 2017, sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. The net assets held for sale will be released from accounts payable and accrued liabilities subsequent to year end.

The funds received by the Company under the Apicore Sales Transaction and the funds still to be received reflect the net proceeds after payment of all transaction costs, including commissions and transaction bonuses, the redemption of any outstanding Apicore employee stock options and the redemption of the Class A-1 preferred shares.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

Set out below is the financial performance for years ended December 31, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2017	2016
Revenue	$22,759,385	$7,798,838
Expenses	(47,936,485)	(9,263,926)
Revaluation of long-term derivative	-	20,560,440
Gain on step acquisition	-	4,895,573
(Loss) income from discontinued operations	$(25,177,100)	$23,990,925
Income tax recovery (expense)	1,847,055	(632,607)
Loss (income) after income tax recovery (expense)	(23,330,045)	23,358,318
Gain on disposition of the Apicore business	55,254,236	-
Income from discontinued operations	$31,924,191	$23,358,318

Set out below is the cash flow information for the years ended December 31, 2017 and, 2016 relating to the Apicore business:

Year ended December 31	2017	2016
Net cash flows used in operating activities	$5,210,341	$(1,295,487)
Net cash flows from (used in) investing activities	54,326,360	(421,077)
Net cash flows (used in) from financing activities	(80,944,373)	44,294,204
Net cash flows used in discontinued operations	$(21,407,672)	$42,577,640

Set out below are the details of the sale of the Apicore business:

Year ended December 31	2017
Consideration received or receivable:
Cash, net of transaction costs	$89,719,599
Consideration receivable, net of transaction costs	66,134,678
Holdback receivable, net of transaction costs	10,817,771
Total consideration	166,672,048
Less: Carrying amount of net assets of Apicore U.S. sold on October 2, 2017	86,879,250
Less: Carrying amount of net assets of Apicore India classified as held for sale	7,076,548
Gain on sale before income tax and reclassification of foreign currency translation reserve	72,716,250
Reclassification of foreign currency translation reserve	(5,191,573)
Income tax expense on gain on sale	(12,270,441)
Net gain on sale of Apicore	$55,254,236

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

Set out below are the carrying amounts of the assets and liabilities of Apicore Inc. as at the date of sale:

As at October 2, 2017
Assets:
Cash	$2,290,077
Accounts receivable	3,629,154
Inventories	3,289,929
Prepaid expenses	414,762
Note payable with Medicure	18,507,400
Property, plant and equipment	2,322,385
Intangible assets	87,610,416
Goodwill	44,218,265
Total assets	$162,282,388

Liabilities:
Accounts payable and accrued liabilities	$5,530,894
Current portion of capital lease liabilities	163,982
Deferred revenue	540,153
Redemption of Series A-1 preferred shares	2,070,804
Deposit on acquisition	31,262,500
Deferred tax liability	33,291,958
Capital lease liabilities	461,307
Non-controlling interest	2,081,540
Total liabilities	$75,403,138

In connection with the Apicore Sale Transaction, the Company repaid the $18,507,400 note payable to Apicore Inc., which is included in the total assets of Apicore Inc. at the date of sale above, from cash on hand. The Company had originally obtained the loan from its subsidiary Apicore Inc. in July 2017.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

5.	Discontinued operations (continued)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and subsequent to December 31, 2017, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell. This was recognized in discontinued operations in the statements net income and comprehensive income. Fair value measurement disclosures are provided in note 18.

Set out below are the carrying amounts of the assets and liabilities of Apicore India as at December 31, 2017, which are included in the calculation of the gain on sale:

As at December 31, 2017
Assets:
Cash	$30,981
Accounts receivable	1,829,990
Inventories	4,259,511
Prepaid expenses	996,177
Property, plant and equipment	6,755,543
Other assets	180,659
Total assets	$14,052,861

Liabilities:
Short-term borrowings	$658,196
Current portion of long-term debt	294,121
Accounts payable and accrued liabilities	4,608,313
Long-term debt	595,727
Deferred tax liabilities	608,490
Other liabilities	211,466
Total liabilities	$6,976,313

6.	Accounts receivable

As at December 31	2017	2016
Trade accounts receivable	$8,496,281	$17,023,089
Other accounts receivable	91,974	177,689
	$8,588,255	$17,200,778

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

As at December 31, 2016, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 46% in aggregate (Customer A – 22%, Customer B – 12%, Customer C – 12%).

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

7.	Inventories

As at December 31	2017	2016
AGGRASTAT®: Finished product available-for-sale	$2,058,776	$3,418,652
AGGRASTAT®: Unfinished product and packaging materials	1,016,230	697,767
API: Finished product available-for-sale	-	4,693,448
API: Work-in-progress	-	1,914,910
API: Raw material and packaging material	-	1,451,867
	$3,075,006	$12,176,644

Inventories expensed as part of cost of goods sold during the year ended December 31, 2017 amounted to $3,079,397 (2016 – $2,482,986; 2015 – $1,563,344). During the year ended December 31, 2017, the Company wrote-off inventory of $385,289 (2016 – recovery of $108,817; 2015 – $40,920) that had expired or was otherwise unusable.

8.	Property, plant and equipment

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2015	$-	$-	$328,778	$-	$96,766	$425,544
Acquisitions under business combinations (note 4)	2,316,979	2,066,616	1,966,628	2,598,259	847,147	9,795,629
Additions	-	56,071	148,337	200,223	59,577	464,208
Effect of movements in exchange rates	-	-	(4,672)	-	-	(4,672)
At December 31, 2016	$2,316,979	$2,122,687	$2,439,071	$2,798,482	$1,003,490	$10,680,709
Additions	-	82,163	675,788	298,754	-	1,056,705
Transfers to assets held for resale	(2,317,273)	(2,900,284)	(3,319,298)	(4,572,065)	(790,814)	(13,899,734)
Effect of movements in exchange rates	294	695,434	632,604	1,474,829	(56,333)	2,746,828
At December 31, 2017	$-	$-	$428,165	$-	$156,343	$584,508

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2015	$-	$-	$187,641	$-	$7,741	$195,382
Amortization	-	21,408	66,940	67,541	33,119	189,008
Effect of movements in exchange rates	-	-	(4,320)	-	-	(4,320)
At December 31, 2016	$-	$21,408	$250,261	$67,541	$40,860	$380,070
Amortization	-	291,638	339,358	384,486	157,537	1,173,019
Transfers to assets held for resale	-	(306,761)	(286,632)	(443,746)	(112,213)	(1,149,352)
Effect of movements in exchange rates	-	(6,285)	(21,720)	(8,281)	(4,565)	(40,851)
At December 31, 2017	$-	$-	$281,267	$-	$81,619	$362,886

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

8.	Property, plant and equipment (continued)

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$2,316,979	$2,101,279	$2,188,810	$2,730,941	$962,630	$10,300,639
At December 31, 2017	$-	$-	$146,898	$-	$74,724	$221,622

During the year ended December 31, 2017, amortization of property, plant and equipment totaling $97,794 (2016 – $83,284; 2015 – $31,544) is included within selling, general and administrative expenses on the consolidated statements of net income and comprehensive income and $1,075,225 (2016 – $105,724; 2015 – nil) is recorded within discontinued operations.

9.	Intangible assets

Cost	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2015	$-	$15,708,549	$4,428,338	$781,472	$-	$-	$-	$20,918,359
Acquisitions under business combinations (note 4), as previously stated	-	-	-	-	-	-	101,712,420	101,712,420
Effect of movements in exchange rates	-	(468,759)	(132,146)	(23,320)	-	-	-	(624,225)
Reclassified for finalization of purchase price allocation (note 4)	-	9,772,740	-	6,713,991	1,505,664	83,720,025	(101,712,420)	-
At December 31, 2016	$-	$25,012,530	$4,296,192	$7,472,143	$1,505,664	$83,720,025	$-	$122,006,554
Additions	2,383,550	-	-	-	-	-	-	2,383,550
Impairment	(635,721)	-	-	-	-	-	-	(635,721)
Transfers to assets held for resale	-	(9,122,874)	-	(6,267,525)	(1,405,541)	(78,152,819)	-	(94,948,759)
Effect of movements in exchange rates	8,471	(1,650,944)	(282,211)	(496,269)	(100,123)	(5,567,206)	-	(8,088,282)
At December 31, 2017	$1,756,300	$14,238,712	$4,013,981	$708,349	$-	$-	$-	$20,717,342

Accumulated amortization and impairment losses	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2015	$-	$14,781,836	$4,015,852	$708,679	$-	$-	$-	$19,506,367
Amortization	-	886,217	394,461	69,612	-	-	841,734	2,192,024
Effect of movements in exchange rates	-	(428,263)	(114,121)	(20,139)	-	-	5,869	(556,654)
Reclassified for finalization of purchase price allocation (note 4)	-	81,440	-	55,949	12,548	697,666	(847,603)	-
At December 31, 2016	$-	$15,321,230	$4,296,192	$814,101	$12,548	$697,666	$-	$21,141,737
Amortization	-	637,406	-	437,904	98,203	5,460,444	-	6,633,957
Transfers to assets held for resale	-	(684,216)	-	(470,064)	(105,416)	(5,861,461)	-	(7,121,157)
Effect of movements in exchange rates	-	(1,035,708)	(282,211)	(73,592)	(5,335)	(296,649)	-	(1,693,495)
At December 31, 2017	$-	$14,238,712	$4,013,981	$708,349	$-	$-	$-	$18,961,042

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

9.	Intangible assets (continued)

Carrying amounts	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Acquired intangible assets	Total
At December 31, 2016	$-	$9,691,300	$-	$6,658,042	$1,493,116	$83,022,359	$-	$100,864,817
At December 31, 2017	$1,756,300	$-	$-	$-	$-	$-	$-	$1,756,300

During the year ended December 31, 2017, the Company acquired licenses totaling $2,383,550. The Company has recorded $1,756,300 within accounts payable and accrued liabilities relating to the current portion of license fees payable and $501,800 recorded as a non-current liability relating to the license fees payable as at December 31, 2017.

The Company has considered indicators of impairment as at December 31, 2017 and 2016. The Company recorded a write-down of intangible assets during the year ended December 31, 2017 totaling $635,721 pertaining to a license acquired during the year, which is currently under litigation as described in note 15(d). The Company did not record a write-down of intangible assets during the year ended December 31, 2016. During the year ended December 31, 2015, the Company recorded a reversal of the impairment loss relating to the AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. As at December 31, 2017, the AGGRASTAT® intangible assets were fully amortized.

For the year ended December 31, 2017, there was no amortization of intangible assets relating to AGGRASTAT® or other intangible assets recorded. For the years ended December 31, 2016 and December 31, 2015, amortization of intangible assets relating to AGGRASTAT® totaling $1,347,022 and $655,603, respectively is recognized in cost of goods sold and $3,268 and $3,787, respectively, is recognized in research and development expenses.

For the years ended December 31, 2017 and 2016, amortization of the acquired intangible assets totaling $6,633,955 and $841,754, respectively, was recognized within loss from discontinued operations.

The Company did not record amortization on its licenses totaling $1,756,300 as they were not available for use at December 31, 2017.

As described in note 10, intangible assets were pledged as security against long-term debt, however the long-term debt was extinguished during the year ended December 31, 2017 and no further security obligations exist in relation to the Company’s intangible assets.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

10.	Long-term debt

As at December 31	2017	2016
Crown Capital Fund IV LP term loan	$-	$54,808,473
Knight Therapeutics Inc. loan	-	12,721,292
Dena Bank loan	-	918,567
Manitoba Industrial Opportunities Program loan	-	2,615,844
	$-	$71,064,176
Less: Current portion of long-term debt	-	(2,883,752)
	$-	$68,180,424

Changes long-term debt during the year ended December 31, 2017 are as follows:

Long-term debt balance at December 31, 2016	$71,064,176
Long-term debt reclassified to discontinued operations (note 5)	(13,639,859)
Principal repayments of long-term debt	(62,638,889)
Deferred debt expense recorded in finance expense	5,214,572
$-

(a)	Crown Capital Fund IV LP Term Loan (“Crown Loan”)

On November 17, 2016, in connection with the Company’s acquisition of the controlling ownership in Apicore, described in note 4, the Company received a term loan from Crown Capital Fund IV LP (“Crown”) for $60,000,000 of which $30,000,000 was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement, the Crown Loan bore interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and was repayable in full upon maturity.

The Company granted 450,000 warrants to each of Crown and OPB. Each warrant entitles the holder to purchase one Medicure common share at an exercise price of $6.50 for a period of four years. The Company presents and discloses its financial instruments in accordance with the substance of its contractual arrangement. Accordingly, the Company recorded a liability of $58,200,000, net of a three percent cash fee of $1,800,000, less related debt issuance costs of $3,538,648. The liability component was accreted using the effective interest rate method, and during the year ended December 31, 2017, the Company recorded accretion of $399,226 (2016 – $36,884), non-cash interest expense related to financing costs of $779,662 (2016 – $110,237) and interest expense of $5,012,877 (2016 – $702,574), respectively on the Crown Loan. The fair value assigned to the warrants issued of $2,065,500 has been separated from the fair value of the liability and is included in shareholders’ equity, net of its pro rata share of financing costs of $116,695.

The effective interest rate on the Crown Loan for the year ended December 31, 2017 was 12% (2016 – 12%).

On November 17, 2017, the Company repaid the Crown Loan in full, including a 4% prepayment penalty totaling $2,400,000 from funds on hand from the proceeds on the sale of Apicore (note 5). This resulted in a write-off of the unamortized cash fee and debt issuance costs of $1,363,890 and $2,648,749, respectively, which were recorded within net income from discontinued operations.

(b)	Knight Therapeutics Inc. Loan (“Knight Loan”)

On January 6, 2017, the interest and principal outstanding on the Knight Loan were repaid in full from the remaining funds provided under the Crown Loan, which was recorded on the consolidated statement of financial position as at December 31, 2016 as cash held in escrow.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

10.	Long-term debt (continued)

(c)	Dena Bank Loan (“Dena Loan”)

The Company, through the acquisition of a subsidiary as described in note 4 has a debt agreement with Dena Bank. The Dena Loan bears interest at London Interbank Offered Rate (“LIBOR”) plus 4%, with equal monthly payments of principal and interest, maturing June 30, 2020. The Dena Loan is secured by the land, building, and machinery of a subsidiary, a pledge of 778,440 equity shares of Apicore LLC with a value each of U.S.$0.15, and a guarantee by directors of Apicore LLC.

As at December 31, 2017, the Dena Loan is included within liabilities held for sale (note 5) on the consolidated statement of financial position. The effective rate of the Dena Loan for the year ended December 31, 2017 was 9% (2016 – 9%). Subsequent to December 31, 2017, the Company was discharged from the Dena Loan upon the sale of the Apicore India business (note 5).

(d)	Manitoba Industrial Opportunities Program Loan (“MIOP Loan”)

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba (Manitoba Development Corporation), under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bore interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated the terms of the MIOP Loan and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the MIOP Loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The MIOP Loan was to mature on July 1, 2018 and was secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company was required to maintain certain non-financial covenants under the terms of the MIOP Loan. In connection with the business combination described in note 4, the Company did not obtain required approvals from MIOP prior to completing the transactions due to the timing of the closing of the transactions. The Company subsequently received a waiver from MIOP waiving any right to call the loan resulting from the December 1, 2016 transaction, however required approvals were not obtained pertaining to subsequent acquisitions of additional Apicore shares occurring in 2017.

The effective interest rate on the MIOP Loan for the year ended December 31, 2017 was 7% (2016 – 7%; 2015 – 7%).

On November 6, 2017, the Company repaid the MIOP Loan in full from funds on hand from the proceeds on the sale of Apicore (Note 5). This resulted in a write-off of the unamortized debt issuance costs of $4,627 which were recorded within finance expense.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

11.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $901,915, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2017 of $4,449,012 (2016 – $5,685,722) of which $1,537,202 (2016 – $2,019,243) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2017 of $747,548 (2016 – $2,271,436; 2015 – $3,791,282) is recorded within finance expense on the consolidated statements of net income and comprehensive income. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089; 2015 – $1,207,772) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390; 2015 – $642,768).

12.	Capital Stock

(a)	Authorized

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

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2015	14,445,168	$121,413,777
Shares issued upon exercise of stock options (12(c))	1,069,434	3,217,125
Shares issued upon exercise of warrants (12(d))	17,806	69,443
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (12(c))	207,950	869,703
Shares issued upon exercise of warrants (12(d))	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years.

Changes in the number of options outstanding during the year ended December 31, 2017 is as follows:

Year ended December 31, 2017	Options	Weighted average exercise price
Balance, beginning of period	1,387,000	$2.37
Granted	476,000	7.20
Exercised	(207,950)	(2.50)
Forfeited, cancelled or expired	(52,923)	(8.58)
Balance, end of period	1,602,127	$3.58
Options exercisable, end of period	1,231,127	$2.50

Changes in the number of options outstanding during the years ended December 31, 2016 and 2015 are as follows:

Year ended December 31	2016		2015
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	2,277,126	$1.90	1,720,253	$2.12
Granted	265,025	6.16	644,070	2.65
Exercised	(1,069,434)	(1.72)	(23,350)	(1.42)
Forfeited, cancelled or expired	(85,717)	(9.59)	(63,847)	(15.60)
Balance, end of period	1,387,000	$2.37	2,277,126	$1.90
Options exercisable, end of period	1,387,000	$2.37	2,277,126	$1.90

Options outstanding at December 31, 2017 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	270,000	5.35 years	$0.30	270,000
$0.31 - $1.00	25,332	0.80 years	$0.60	25,332
$1.01 - $3.00	608,020	4.44 years	$1.60	608,020
$3.01 - $5.00	61,500	2.90 years	$3.90	61,500
$5.01 - $10.00	636,375	4.54 years	$6.94	265,375
$10.01 - $12.75	900	0.05 years	$12.75	900
$0.30 - $12.75	1,602,127	4.51 years	$3.58	1,231,127

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the year ended December 31, 2017 is $490,769 (2016 – $1,340,001; 2015 – $1,460,316). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Subsequent to December 31, 2017, 99,433 stock options were exercised, 40,000 at an exercise price of $0.30 per common share, 6,666 at an exercise price of $0.60 per common share, 11,667 at an exercise price of $1.50 per common share, 11,850 at an exercise price of $1.90 per common share, 18,500 at an exercise price of $3.90 per common share and 10,750 at an exercise price of $6.16 per common share.

Additionally, subsequent to December 31, 2017, an additional 200,000 stock options were granted to members of the Company’s management, 100,000 at $7.20 and 100,000 at $7.30. These options vest over a five-year period and expire on December 19, 2022 (100,000) and February 1, 2023 (100,000).

Additionally, subsequent to December 31, 2017, 30,900 stock options expired without exercise including 5,000 at $1.90, 19,500 at $6.16, 5,500 at $7.20 and 900 at $12.75.

The compensation expense for the years ended December 31, 2017, 2016 and 2015 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2017	2016	2015
Expected option life	4.5 years	4.8–5.0 years	1.0–5.3 years
Risk free interest rate	1.71%	0.52%-0.67%	0.57%-0.92%
Dividend yield	nil	nil	nil
Expected volatility	80.44%	115.59%-117.56%	135.03%-171.07%

Additionally, Apicore has a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the consolidated statements of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615,381, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

During the year ended December 31, 2017, the Company recorded $132,346 (2016 –$60,240; 2015 – nil), respectively of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(d)	Warrants

On November 17, 2016 as part of Crown Loan (note 10), the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2017, 2016 and 2015 are as follows:

Year ended December 31	2017		2016		2015
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	941,969	$6.31	59,775	$2.20	-	$-
Granted	-	-	900,000	6.50	128,068	$2.20
Exercised	(41,969)	(2.20)	(17,806)	(2.20)	(68,293)	$(2.20)
Balance, end of period	900,000	$6.50	941,969	$6.31	59,775	$2.20
Warrants exercisable, end of period	900,000	$6.50	941,969	$6.31	59,775	$2.20

The fair value of the warrants issued during the years ended December 31, 2016 and 2015 were determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

Years ended December 31	2016	2015
Expected option life	4.0 years	2.0 years
Risk-free interest rate	0.85%	0.63%
Dividend yield	nil	nil
Expected volatility	120.40%	133.93%

(e)	Per share amounts

The following table reflects the calculation of basic earnings per share for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net income before discontinued operations	$0.74	$0.24	$0.12
Income from discontinued operations, net of tax	2.04	1.56	-
	$2.78	$1.80	$0.12

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

12.	Capital Stock (continued)

(e)	Per share amounts (continued)

The following table reflects the calculation of diluted earnings per share for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net earnings before discontinued operations	$0.63	$0.21	$0.11
Earnings from discontinued operations, net of tax	1.76	1.35	-
	$2.39	$1.56	$0.11

The following table reflects the income used in the basic earnings per share computations for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016 - Restated	2015
Net income before discontinued operations	$11,496,693	$3,624,323	$1,668,429
Net income from discontinued operations, net of tax	31,924,191	23,358,318	-
	$43,420,884	$26,982,641	$1,668,429

The following table reflects the income (and share data used in the denominator of the basic and diluted earnings per share computations for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31	2017	2016	2015
Weighted average shares outstanding for basic earnings per share	15,636,853	15,002,005	13,461,609
Effects of dilution from:
Stock options	1,601,227	1,372,427	2,244,186
Warrants	900,000	941,969	59,775
Weighted average shares outstanding for diluted earnings per share	18,138,080	17,316,401	15,765,570

Effects of dilution from 900 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share before discontinued operations for the year ended December 31, 2017 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2017. Effects of dilution from 14,573 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share from discontinued operations for the year ended December 31, 2017 as their exercise price exceeded the Company’s share price on the TSX-V at December 31, 2016. Effects of dilution from 32,940 options and 66,667 warrants were excluded in the calculation of weighted average shares outstanding for the year ended December 31, 2015 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2015.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

13.	Income taxes

The Company recognized a current income tax recovery of $9,392,836 for the year ended December 31, 2017 (2016 – expense of $501,315; 2015 – nil).and a deferred income tax expense of $333,187 for the year ended December 31, 2017 (2016 – recovery of $331,095; 2015 – recovery of $379,000).

As at December 31, 2017 and 2016, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2017	2016
Deferred tax assets
Non-capital loss carryforwards	$326,108	$701,000
Total deferred tax assets	$326,108	$701,000

Deferred tax assets/(liabilities)
Non-capital loss carryforwards	$-	$1,101,000
Research and development credits	-	922,000
Intangible assets	-	(38,720,000)
Other	-	(1,446,000)
Total deferred tax liabilities	$-	$(38,143,000)

As at December 31, 2017 and 2016, deferred tax assets have not been recognized with respect to the following items:

As at December 31	2017	2016
Deferred tax assets
Non-capital loss carryforwards	$-	$6,449,000
Scientific research and experimental development	3,574,000	3,793,000
Other	315,000	256,000
Total deferred tax assets	$3,889,000	$10,498,000

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2017, 2016 and 2015 to the income tax expense is as follows:

Year ended December 31	2017	2016 - Restated	2015
Income (loss) for the year
Canadian	$(2,178,334)	$(4,012,706)	$(2,972,573)
Foreign	4,615,378	7,807,249	4,262,002
	$2,437,044	$3,794,543	$1,289,429

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

13.	Income taxes (continued)

Year ended December 31	2017	2016 - Restated	2015
Canadian federal and provincial income taxes at 27% (2016 – 27%; 2015 – 27%)	$(658,000)	$(1,025,000)	$(348,000)
Permanent differences and other items	(335,000)	(758,000)	(537,000)
Foreign tax rate in foreign jurisdictions	656,000	2,159,000	652,000
Change in unrecognized deferred tax assets	9,397,000	(546,000)	612,000
	$9,060,000	$(170,000)	$379,000

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%), India (33.06%) and the United States (38.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2017, the Company has the following Barbados losses available for application in future years:

2018	$8,366,000
2019	2,278,000
2020	1,169,000
2022	1,231,000
$13,044,000

14.	Finance expense

During the years ended December 31, 2017, 2016 and 2015 the Company incurred finance expense (recorded finance income) as follows:

Year ended December 31	2017	2016	2015
Interest on MIOP loan	$105,670	$218,867	$309,733
Change in fair value of royalty obligation	747,540	2,271,436	3,791,282
Change in fair value of warrant liability	-	(1,161)	(35,098)
Other interest, net and banking fees	(15,749)	(10,228)	57,535
	$837,461	$2,478,914	$4,123,452

During the years ended December 31, 2017, 2016 and 2015, the Company paid finance expense (received finance income) as follows:

Year ended December 31	2017	2016	2015
Interest paid on MIOP loan	$88,828	$186,467	$256,427
Other interest, net and banking fees	(15,749)	(10,228)	57,873
	$73,079	$176,239	$314,300

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

15.	Commitments and contingencies

(a)	Commitments

As at December 31, 2017, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2017	$1,250,521
2018	1,215,187
2019	1,038,521
2020	1,038,521
2021	1,178,504
Thereafter	376,350
$6,097,604

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending the legal proceedings relating to PREXXARTAN® described in note 15(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

15.	Commitments and contingencies (continued)

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2017 totaled $1,242,587 (2016 – $1,795,089; 2015 – $1,207,772) with payments made during the year ended December 31, 2017 of $1,829,295, respectively (2016 – $1,712,390; 2015 – $642,768).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

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

Subsequent to December 31, 2017, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel Biosciences, Inc (“Carmel”). The claim disputes the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the claim between the third-party manufacturer and Carmel continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income and comprehensive income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For the year ended December 31, 2016, the now former President and Chief Operating Officer was included in key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the years ended December 31, 2017 and 2016 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2017	2016	2015
Salaries, fees and short-term benefits	$1,463,106	$839,735	$914,062
Termination benefits	-	221,624	-
Share-based payments	139,189	145,398	107,554
	$1,602,295	$1,206,757	$1,021,616

As at December 31, 2017, the Company has $1,000 (2016 – $13,279; 2015 – $5,675) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the years ended December 31, 2017 and 2016, there was no interest charged on amounts payable to the Company’s Board of Directors. For the year ended December 31, 2015, $4,517, was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Included within selling, general and administrative expenses for the year ended December 31, 2016 is $221,624 pertaining to severance for the former President and Chief Operating Officer. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties

Directors and key management personnel control 16% of the voting shares of the Company as at December 31, 2017 (2016 – 17%).

During the year ended December 31, 2017 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2016 – $85,000; 2015 – $215,000) for business administration services, $212,000 (2016 – $222,500; 2015 – $176,051) in rental costs and $43,800 (2016 – $41,975; 2015 – $33,575) for commercial and information technology support services. As described in note 15(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2017, the Company paid GVI CDS $715,623 (2016 – $592,464; 2015 – $330,764) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2017, the Company paid CanAm $458,424 (2016 – $560,205; 2015 – $399,580) for research and development services.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the year ended December 31, 2017, the Company paid Dap Dhaduk $263,493 (2016 – $29,869) for rental expenses which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Omgene $26,465 (2016 – nil), respectively for research and development services which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

Beginning with the acquisition on December 1, 2016 (note 4) and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid 4C Pharma $5,690 (2016 – nil) for services provided which are recorded within income from discontinued operations on the consolidated statements of net income and comprehensive income for the year ended December 31, 2017.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

As at December 31, 2017, included in accounts payable and accrued liabilities is $67,704 (2016 – $100,493) payable to GVI, $118,973 (2016 – $336,008) payable to GVI CDS, and $36,606 (2016 – $80,582) payable to CanAm. As at December 31, 2016, included in accounts payable and accrued liabilities is $467,250 payable to Aktinos. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2017, included in accounts payable and accrued liabilities is $125,000 (2016 – $54,380) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2017, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $155,000 annually. The agreement may be terminated by either party, at any time, upon 30 days’ written notice. As at December 31, 2017, there are no amounts included in accounts payable and accrued liabilities (2016 – $22,313) payable to JFK Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to JFK Enterprises Ltd. are unsecured, payable on demand and non-interest bearing. Subsequent to December 31, 2017, effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually.

17.	Expenses by nature

Expenses incurred for the years ended December 31, 2017, 2016 and 2015 are as follows:

Year ended December 31	2017	2016	2015
Personnel expenses
Salaries, fees and short-term benefits	$5,903,669	$5,804,883	$3,908,579
Share-based payments	490,769	1,340,001	1,460,316
	6,394,438	7,144,884	5,368,895
Amortization and derecognition	97,794	1,433,573	690,934
Research and development	3,538,547	2,270,964	3,723,317
Manufacturing	955,160	1,062,684	916,939
Inventory material costs	3,079,397	2,482,986	1,563,344
Write-down (write-up) of inventory	385,289	(108,817)	40,920
Medical affairs	1,108,090	1,040,755	865,368
Administration	1,724,584	1,526,682	948,226
Selling and logistics	5,395,373	5,355,876	3,103,722
Professional fees	801,882	559,287	140,573
	$23,480,554	$22,768,874	$17,362,238

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2017 and 2016:

As at December 31	2017		2016 - Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$5,260,480	$5,260,480	$12,266,177	$12,266,177
Cash held in escrow	-	-	12,809,072	12,809,072
Accounts receivable	8,588,255	8,588,255	17,200,778	17,200,778
Consideration receivable	82,678,366	82,678,366	-	-
Holdback receivable	12,068,773	12,068,773	-	-

Financial liabilities
Other financial liabilities:
Short-term borrowings	$-	$-	$1,383,864	$1,383,864
Accounts payable and accrued liabilities	10,371,103	10,371,103	17,917,199	17,917,199
Accrued transaction costs	22,360,730	22,360,730	-	-
Income taxes payable	2,428,560	2,428,560	504,586	504,586
Current portion of finance lease obligations	-	-	89,241	89,241
Current portion of long-term debt	-	-	2,883,752	2,883,752
Current portion of royalty obligation	1,537,202	1,537,202	2,019,243	2,019,243
Finance lease obligations	-	-	242,449	242,449
Long-term debt	-	-	68,180,424	68,180,424
Royalty obligation	2,911,810	2,911,810	3,666,479	3,666,479
License fee payable	501,800	501,800	-	-
Other long-term liability	1,135,007	1,135,007	133,999	133,999
Derivative option on Apicore Class C shares	-	-	32,901,006	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530	1,755,530
Due to vendor	-	-	2,759,507	2,759,507

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable (Level 3) of $877,150. Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The holdback receivable, royalty obligation, license fee payable and other long-term liability are carried at amortized cost (Level 3).

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

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

The fair value hierarchy of financial assets and liabilities measured at fair value on the consolidated statements of financial position as at December 31, 2017 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Assets held for sale	$-	$14,052,861	$-
Holdback receivable	-	-	12,068,773

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$877,150
Current portion of royalty obligation	-	-	1,537,202
Liabilities held for sale	-	6,976,313	-
Royalty obligation	-	-	2,911,810
License fee payable	-	-	501,800
Other long-term liability	-	-	1,135,007

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable (Level 3) of $877,150.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2016 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Short-term borrowings	$-	$1,383,864	$-
Accounts payable and accrued liabilities	-	-	100,000
Current portion of finance lease obligations	-	89,241	-
Current portion of long-term debt	-	2,883,752	-
Current portion of royalty obligation	-	-	2,019,243
Finance lease obligations	-	242,449	-
Long-term debt	-	68,180,424	-
Royalty obligation	-	-	3,666,479
Derivative option on Apicore Class C shares	-	-	32,901,006
Liability to repurchase Apicore Class E shares	-	-	2,700,101
Fair value of Apicore Series A-1 preferred shares	-	-	1,755,530

Included in accounts payable and accrued liabilities as at December 31, 2016 is the current portion of the other long-term liability (Level 3) of $100,000.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2017 would change by approximately $600,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2017 would change by approximately $95,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2017, 2016 and 2015 there were no transfers between Level 1 and Level 2 fair value measurements.

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

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2017	2016 - Restated
Cash	$4,086,080	$8,895,641
Cash held in escrow	-	9,538,366
Accounts receivable	6,792,664	12,083,028
Consideration receivable	65,905,433	-
Holdback receivable	9,620,385	-
Accounts payable and accrued liabilities	(7,174,456)	(10,090,748)
Accrued transaction cost	(17,824,416)	-
Income taxes payable	(1,935,879)	(375,743)
Current portion of finance lease obligations	-	(66,454)
Current portion of royalty obligation	(1,225,350)	(1,503,643)
Finance lease obligations	-	(180,542)
Long-term debt	-	(9,473,000)
Royalty obligation	(2,321,092)	(2,730,269)
License fee payable	(400,000)	-
Other long-term liability	(904,749)	-
Due to vendor	-	(2,054,882)
Derivative option on Apicore Class C shares	-	(24,499,967)
Liability to repurchase Apicore Class E shares	-	(2,010,649)
Fair value of Apicore Series A-1 preferred shares	-	(1,307,268)
	$54,618,620	$(23,776,130)

Based on the above net exposures as at December 31, 2017, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.8 million (2016 – $1.2 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any significant interest rate risk as it does not have any variable rate borrowings.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, accounts receivable, consideration receivable and holdback receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2017, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2016 – nil; 2015 – $4,142).

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

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. The long-term portion of the license fee payable is expected to be due in 2019.

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

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

19.	Determination of fair values

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

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

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

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

20.	Segmented information

The operations of the Company are classified into two industry segments: the marketing and distribution of commercial products (AGGRASTAT®) and the manufacturing and distribution of API, which is classified as held for sale and discontinued operations (note 5). No operating segments have been aggregated to form these reportable operating segments. On October 2, 2017, the manufacturing and distribution of its API segment, consisting of the Apicore business was sold.

Revenue generated from external customers from the marketing and distribution of commercial products (AGGRASTAT®) for the years ended December 31, 2017, 2016 and 2015 was 100% from sales to customers in the United States.

During the year ended December 31, 2017, 99% of total revenue was generated from nine customers. Customer A accounted for 33%, Customer B accounted for 30%, Customer C accounted for 30% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2016, 100% of total revenue was generated from nine customers. Customer A accounted for 36%, Customer B accounted for 32%, Customer C accounted for 20% and Customer D accounted for 11% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2015, 100% of total revenue was generated from ten customers. Customer A accounted for 30%, Customer B accounted for 29%, Customer C accounted for 33%, Customer D accounted for 8% and the remaining six customers accounted for less than 1% of revenue.

Property, plant and equipment, intangible assets and other assets are located in the following countries:

As at December 31	2017	2016
Canada	$218,488	$263,984
Barbados	1,756,300	-
India	-	7,896,331
United States	3,134	103,167,032
	$1,977,922	$111,327,347

21.	Restatement of previously issued financial statements

During the preparation of the consolidated financial statements for the year ended December 31, 2017, the Company determined that the accounting estimate pertaining to the chargeback accrual was understated resulting in the overstatement of net revenue for the year ended December 31, 2016. As a result, the December 31, 2016 consolidated financial statements have been restated to include an increase in the chargeback accrual to reduce net revenue.

The effect of the restatement on the Consolidated Statement of Financial Position is as follows:

	December 31, 2016 As Previously Reported	Correction	December 31, 2016 Restated
Accounts payable and accrued liabilities	17,242,366	674,833	17,917,199
Deficit	(97,289,953)	(674,833)	(97,964,786)

Notes to the Consolidated Financial Statements (expressed in Canadian dollars)

21.	Restatement of previously issued financial statements (continued)

The effect of the restatement on the Consolidated Statement of Net Income and Comprehensive Income is as follows:

	December 31, 2016 As Previously Reported	Correction	December 31, 2016 Restated
Revenue	29,979,633	(674,833)	29,304,800

Net income	27,657,474	(674,833)	26,982,641
Comprehensive income	27,235,078	(674,833)	26,560,245
Basic earnings per share	1.85	(0.05)	1.80
Diluted earnings per share	1.59	(0.04)	1.55

There was no effect on the Consolidated Statement of Cash Flows for the year ended December 31, 2016 as a result of the restatement.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1]

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1]

4.3	Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1]

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2]

4.5	Stock Option Plan approved February 4, 2002 [3]

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5]

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3]

4.8	Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4]

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4]

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5]

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5]

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5]

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5]

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6]

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6]

4.16	Amended Stock Option Plan approved October 25, 2005 [6]

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7]

4.18	Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7]

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [10]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [11]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [12]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consent of Independent Registered Pubic Accounting Firm *

101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Presentation Linkbase Document*

Notes:

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

[5] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 24, 2005.

[6] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 16, 2006.

[7] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 22, 2007.

[8] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 29, 2008.

[9] Herein incorporated by reference as previously included in the Company’s Registration Statement on Form S-8, filed on October 9, 2007 (SEC File No. 333-146574).

[10] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 11, 2014.

[11] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.

[12] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 27, 2017.

*	Filed herewith
**	Furnished herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2018

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

