Form 20-F
period 2018-12-31
MEDICURE INC
filed 2019-04-30
CIK 1133519

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

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

At December 31, 2018 the registrant had 15,547,812 common shares issued and outstanding

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2018, the rate for Canadian dollars was US $1.00 for CND $1.3642. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 29, 2019 and all information included in this document should only be considered correct as of such date.

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

“ReDS™ “means the ReDS™ point of care system;

“sNDA” means supplemental new drug application, which is submitted to the FDA;

“SNP” means Sodium Nitroprusside Injection;

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack

“TSX-V” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

(a)	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT® in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

(b)	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

(c)	the Company’s intention to sell and market the ReDS™ in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

(d)	the Company’s intention to sell and market its cardiovascular drug, SNP in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

(e)	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

(f)	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

(g)	the Company’s intention to increase sales of AGGRASTAT®;

(h)	the Company’s intention to increase sales of ZYPITAMAGTM;

(i)	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution, which is currently on hold pending resolution of the dispute between Carmel Biosciences, Inc. (“Carmel”) and the third-party manufacturer;

(j)	the Company’s intention to launch and generate sales of SNP;

(k)	the Company’s intention to generate sales of ReDS™;

(l)	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;

(m)	the Company’s intention to investigate and advance certain other product opportunities;

(n)	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

(o)	the Company’s intention and ability to obtain regulatory approval for the Company's products;

(p)	the Company’s expectations with respect to the cost of the testing and commercialization of the Company's products;

(q)	the Company’s sales and marketing strategy;

(r)	the Company’s anticipated sources of revenue;

(s)	the Company’s intentions regarding the protection of the Company's intellectual property;

(t)	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

(u)	the Company’s expectation in regards to the receipt of the holdback receivable funds;

(v)	the Company’s business strategy; and

(w)	the Company’s expectation that it will not pay dividends in the foreseeable future.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2018 and 2017, and for the fiscal years ended December 31, 2018, 2017 and 2016, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data of the Company as at December 31, 2016 and 2015, and December 31, 2014 and for the year ended December 31, 2015 and the seven months ended December 31, 2014 was extracted from the audited financial statements of the Company not included in this Annual Report.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
(as at period end)	$	$	$	$	$
Current Assets	89,586,820	114,558,882	55,211,748	17,448,554	3,874,097
Property and Equipment	316,013	221,622	10,300,639	230,162	33,161
Intangible Assets	1,705,250	1,756,300	100,864,817	1,411,992	1,096,946
Goodwill	-	-	47,485,572	-	-
Other Assets	12,153,330	12,394,881	862,891	2,166,170	1,556,315
Total Assets	103,761,413	128,931,685	214,725,667	21,256,878	6,560,519
Current Liabilities	16,932,250	43,673,908	61,560,600	10,352,462	4,377,498
Non-current Liabilities	3,235,618	4,548,617	114,881,163	6,442,865	6,094,037
Total Liabilities	20,167,868	48,222,525	176,441,763	16,795,327	10,471,535
Net Assets / (Deficiency)	83,593,545	80,709,160	36,193,904	4,461,551	(3,911,016)
Capital Stock, Warrants and Contributed Surplus	132,464,098	134,579,798	133,476,698	128,304,590	122,406,511
Accumulated Other Comprehensive Income	1,267,717	673,264	681,992	1,071,735	298,329
Deficit	(50,138,270)	(54,543,902)	(97,964,786)	(124,947,427)	(126,615,856)
Non-controlling Interest	-	-	2,090,000	-	-
Statement of Net Income (for the fiscal year ended on)
Product Sales	29,109,365	27,132,832	29,304,800	22,083,128	5,264,395
Loss on Settlement of Debt	-	-	-	(60,595)	-
Net Income for the Period from continuing operations	3,925,639	11,496,693	3,624,323	1,668,429	1,195,596
Net income for the Period from discontinued operations	-	31,924,191	23,358,318	-	-
Comprehensive Income (Loss) for the Period	4,520,092	43,412,156	26,560,245	2,474,488	1,339,134
Income Per Share from continuing operations
Basic	0.25	0.74	0.24	0.12	0.10
Diluted	0.24	0.63	0.21	0.11	0.09
Income Per Share from discontinued operations
Basic	-	2.04	1.56	-	-
Diluted	-	1.76	1.35	-	-
Income Per Share
Basic	0.25	2.78	1.80	0.12	0.10
Diluted	0.24	2.39	1.56	0.11	0.09
Weighted-Average Number of Common Shares
Outstanding – Continuing Operations
Basic	15,791,396	15,636,853	15,002,005	13,461,609	12,204,827
Diluted	16,563,663	18,138,080	17,316,401	15,765,570	13,843,126
Weighted-Average Number of Common Shares
Outstanding – Discontinued Operations
Basic	15,791,396	15,636,853	15,002,005	13,461,609	12,204,827
Diluted	16,563,663	18,138,080	17,316,401	15,765,570	13,843,126
Weighted-Average Number of Common Shares
Outstanding
Basic	15,791,396	15,636,853	15,002,005	13,461,609	12,204,827
Diluted	16,563,663	18,138,080	17,316,401	15,765,570	13,843,126

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 26, 2019, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3460. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014

Period End	1.3642	1.2545	1.3427	1.3840	1.1601
Average for the Period*	1.2957	1.2986	1.3248	1.2787	1.1083
High for the Period	1.3642	1.3743	1.4590	1.4004	1.1536
Low for the Period	1.2288	1.2128	1.2544	1.1680	1.0740

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

	High	Low
April 2019	1.3493	1.3316
March 2019	1.3438	1.3260
February 2019	1.3298	1.3095
January 2019	1.3600	1.3144
December 2018	1.3642	1.3191
November 2018	1.3302	1.3088
October 2018	1.3142	1.2803
September 2018	1.3188	1.2803
August 2018	1.3152	1.2917
July 2018	1.3255	1.3017
June 2018	1.3310	1.2913
May 2018	1.3020	1.2775
April 2018	1.2908	1.2552
March 2018	1.3088	1.2830
February 2018	1.2809	1.2288
January 2018	1.2535	1.2293

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

The fact that the Company currently derives nearly all of its revenue from a single product, AGGRASTAT®, exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.

At December 31, 2018, with the exception of AGGRASTAT® and ZYPITAMAGTM, the Company’s commercial products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

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

There is no assurance that the Company will be successful in growing the sales of ZYPITAMAGTM in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

During 2017, the Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for an initial term of seven years, with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories, and the Company launched the product using its existing commercial infrastructure in May 2018.

ZYPITAMAG competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAGTM has been slow resulting in minimal sales of ZYPITAMAGTM recorded for the year ended December 31, 2018. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAGTM in 2019 and beyond as there is no assurance that a viable market for ZYPITAMAGTM will develop. The failure of the Company to grow sales of ZYPITAMAGTM, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

There is no assurance that the Company will be successful in launching SNP in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company expects to launch the product in the second quarter of 2019.

SNP will be launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in launching SNP in 2019 and growing sales for the product. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

There is no assurance that the Company will be successful in marketing ReDSTM in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

At the time of the signing of the marketing agreement, ReDSTM was available commercially in the United States, however, there is no assurance that the Company will be successful in its marketing efforts regarding ReDSTM and achieve significant sales growth in 2019 as planned, or at all. Further, there is no assurance that a viable market for ReDSTM will develop after the marketing efforts begin. The failure of the Company to successfully market and grow sales of ReDSTM, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The commercial launch and marketing of PREXXARTAN® (valsartan) oral solution has been placed on hold by the Company and the Company may not commercially launch the product.

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company has been withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018 and to date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

As a result of the uncertainty surrounding the marketing rights for PREXXARTAN®, marketing activities remain on hold in regards to the product. There can be no assurances that the Company launches the product commercially in 2019 or future years. Further, there is no assurance that the Company will be successful in its launching PREXXARTAN® and achieve sales results as planned, or at all. Further, there is no assurance that a viable market for PREXXARTAN® will develop if the marketing efforts begin.

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

While the Company’s approved product portfolio has grown during 2018 and into 2019 to AGGRASTAT®, ZYPITAMAGTM, PREXXARTAN®, which is currently on hold, SNP, which is expected to be launched in the second quarter of 2019 and ReDSTM, with a marketing agreement entered into subsequent to December 31, 2018, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

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

Currently, the Company generates its commercial product revenue only from AGGRASTAT® and ZYPITAMAGTM with additional products being launched in 2019. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

The Company may not receive regulatory approval in the United States to further expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s prescribing information. Therefore, the Company may not be able to continue to materially increase sales of AGGRASTAT®.

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

AGGRASTAT® must compete with a variety of existing drugs, including generic versions of those existing drugs, and may in the future have to compete with new drugs, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

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

There still remains many hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals - in particular where oral antiplatelet agents are deemed suitable.

ZYPITAMAGTM competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAGTM and potentially affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs approved, currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAGTM is positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT® currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market.  AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2018, there are generic versions of a competing product, eptifibatide, that are commercially available and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

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

Further to this, as announced on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its patent rights.

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

Also, certain of the Company’s management personnel are officers and/or directors of other companies and organizations, some publicly-traded, and will only devote part of their time to the Company. Although the Company has key person insurance for Dr. Albert Friesen, President and Chief Executive Officer, the Company does not have key person insurance in effect in the event of a loss of any other management, scientific or other key personnel. The loss of the services of one or more of the Company’s current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company’s business prospects, financial results and financial condition.

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

The Company is currently dependent on third parties for the production of AGGRASTAT®, and the loss of or other disruption to such third-party relationships could have a material adverse effect on the Company’s business, financial position and operating results.

The Company’s subsidiary, Medicure International, Inc., has a supply contract for raw materials (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT® with a contract manufacturer which was approved by the FDA as the approved source of the raw material for AGGRASTAT®.

The Company’s subsidiary, Medicure Pharma, Inc., has both vial and bag manufacturers of final product that are approved by the FDA.

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

The Company is currently dependent on third parties for the production of SNP, and the loss of or other disruption to such third-party relationships could have a material adverse effect on the Company’s business, financial position and operating results.

The Company’s subsidiary, Medicure International, Inc., has a supply contract for raw materials (active pharmaceutical ingredient) used in the manufacture of SNP with a contract manufacturer which was approved by the FDA as the approved source of the raw material for SNP.

The Company’s subsidiary, Medicure Pharma, Inc., has a contracted manufacturer of final product that is approved by the FDA.

If either the supply of raw material or the final product manufacturing agreement for SNP is terminated or interrupted, or if, in the event of termination, the Company and its subsidiaries are unable to find a replacement raw material supplier or manufacturer, or obtain regulatory approval for commercial use of product made by a new raw material supplier or a new finished product manufacturer, the Company’s business, financial position and operating results could be materially adversely affected. It is also important to note that the establishment of new manufacturing sources of pharmaceutical raw materials or finished products takes a prolonged period of time.

ReDSTM will be manufactured by Sensible, the Company’s partner in regards to the technology and as a result the Company is dependent on their manufacturing for the supply of ReDSTM devices and the loss or other disruption to this supply could have a material adverse effect on the Company’s business, financial position and operating results.

The Company’s subsidiary, Medicure Pharma, Inc., has entered into a marketing agreement regarding the sale of ReDSTM in the United States.

If the supply of product is interrupted, or if the Company and Sensible, are unable to find replacement suppliers, the Company’s business, financial position and operating results could be materially adversely affected.

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

The Company relies on third parties to assist with its research and development projects and clinical studies.  If these third parties do not perform as required or expected, we may not be able to obtain regulatory approval for or commercialize the subject products.

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

The Company has limited experience in commercial manufacturing and has limited resources for marketing or selling its products. The Company may never be able to successfully manufacture and market certain of its development products. If any other of its development products are approved for sale, the Company intends to contract with and rely on third parties to manufacture, and possibly also to market and sell its products. Accordingly, the quality, timing and commercial success of such products may be outside of the Company’s control. Failure of, or delays by, a third-party manufacturer to comply with good manufacturing practices or similar quality control regulations or satisfy regulatory inspections may have a material adverse effect on the Company and its products. Failure of, or delays by, a third party in the marketing or selling of the Company’s products or failure of the Company to successfully market and sell such products likewise may have a material adverse effect on the Company and its products.

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

Others could claim that the Company infringes on their proprietary rights, which may result in costly, complex and time-consuming litigation.

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

Except for AGGRASTAT® and ZYPITAMAGTM, at December 31, 2018 none of the Company’s products are being marketed commercially and many do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including: demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company anticipates that its initial development product will not be sold commercially during 2019. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development and commercial goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, ZYPITAMAGTM and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

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

There have been claims made against the Company’s holdback receivable with respect to representation and warranties.

The holdback receivable of US$10 million, originated on October 2, 2017 as a part of the Apicore Sale Transaction. On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released. Uncertainty exists as a result of the claims made against the holdback receivable and this uncertainty could lead to receiving less than the holdback receivable balance, with the maximum exposure being the total holdback receivable. Additionally, the collection of any funds regarding the holdback receivable may take an extended period of time to realize.

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

The Company is exposed to foreign exchange movements since all of its sales are denominated in U.S. currency.

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

To meet future cash needs or product acquisition requirements the Company may need to rely on the taking on of debt and/or the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be significant and will depend on many factors, including revenue and revenue growth, continued scientific progress in its product discovery and development program, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre-clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, debt financing, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

The Company is exposed to risks given its significant dependence on revenue from the sale of AGGRASTAT®.

The Company is largely dependent upon revenue from the sale of AGGRASTAT®. If revenue from the sale of AGGRASTAT® is not maintained, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies, assets or products.

The Company’s effective tax rates could increase.

The Company has operations in various countries that have differing tax laws and rates. The Company’s tax reporting is supported by current domestic tax laws in the countries in which the Company operates and the application of tax treaties between the various countries in which the Company operates. The Company’s income tax reporting is subject to audit by domestic and foreign authorities. The effective tax rate of the Company may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, changes in the tax treaties between various countries in which the Company operates, changes in the Company’s eligibility for benefits under those tax treaties and changes in the estimated values of tax provisions and deferred tax assets. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of the Company’s income.

The Company’s provision for income taxes is based on certain estimates and assumptions made by management. The Company’s consolidated income tax rate is affected by the amount of pre-tax income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. The Company enters into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. The Company therefore makes estimates and judgements based on knowledge and understanding of the applicable tax laws and tax treaties and the application of those tax laws and tax treaties to the Company’s business, in determining the Company’s consolidated tax provision. For example, certain countries could seek to tax a greater share of income than the Company will allocate to the business in such countries. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that the Company may use in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on the Company’s consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

The Company’s provision for tax liabilities, deferred tax assets and any related valuation allowances are effect by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses and non recurring items. The assessment of the appropriate amount of valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences. Significant judgement is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders. Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of December 31, 2018, the Company had 15,547,812 common shares issued and outstanding. A further 1,394,642 common shares are issuable upon exercise of outstanding stock options (of which 1,044,892 were exercisable at December 31, 2018) and another 900,000 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, a consolidation of shares was completed to reduce the total number of outstanding shares.

Additionally, on May 16, 2018, the Company announced that the TSX Venture Exchange ("TSXV") accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares. During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

However, as described above, the Company may from time to time be required to finance its operations through the sale of equity securities. In addition, it may be required to issue equity securities as consideration for services or asset acquisition transactions. Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.

The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2018 to December 31, 2018, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$7.55 and CDN$5.71, respectively, with a total trading volume of 3,665,500 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2018 to December 31, 2018 has fluctuated, with a high of 679,000 shares and a low of no shares traded, averaging approximately 20,437 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has three significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2018. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2018 or December 31, 2017, and does not expect that it will be a PFIC for the taxable year ending December 31, 2019. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

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

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (“Zydus”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company launched the product using its existing commercial infrastructure during May 2018.

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

During 2018, the Company received approval from the FDA for its first ANDA for SNP and expects to launch the product in mid 2019. As well, the Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to more than five approved products in 2020.

In 2019, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT® and ZYPITAMAGTM,, the sale of ReDSTM, the commercial launch of SNP and the development of additional generic cardiovascular products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAGTM and ReDSTM, the commercial launch of SNP and the development and/or acquisition of new products and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAGTM, successfully launch SNP, grow sales of ReDSTM, develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

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

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

The funds received from the Apicore sales transaction will be invested and used to for business and product development purposes and to fund operations as needed.

B. Business Overview

Plan of Operation

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT® owned by its subsidiary, Medicure International Inc. and ZYPITAMAGTM, licensed by Medicure International Inc. and subsequent to December 31, 2018, the sale and marketing of the ReDS™ medical device. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

In December 2017, the Company acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and on May 1, 2018 the Company announced the commercial launch of ZYPITAMAGTM. The Company received approval from the FDA for its first ANDA for SNP and expects to launch the product in mid 2019.

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas. In addition, Medicure invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is actively seeking to acquire, license and/or enter into marketing partnerships for additional products as evidenced by the in licensing of ZYPITAMAGTM in December 2017 and the marketing partnership for ReDS™ in January 2019. The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to more than five approved products in 2020.

The increased sales of AGGRASTAT® experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 have dramatically improved the Company’s financial position compared to previous years.

The ongoing focus of the Company includes AGGRASTAT®, ZYPITAMAGTM, sales and marketing of ReDS™, the launch of SNP and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”). The marketing and sales of ZYPITAMAGTM became a key focus of the Company during 2018.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held, and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105 million, as well as additional contingent payments. These funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt and the remaining funds will be invested and used to finance the Company’s operations, development and growth moving forward.

Recent Developments

•	Update on Holdback Funds from Apicore Sale

Subsequent to December 31, 2018, on February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

•	Agreement to Market ReDS™ device

Subsequent to December 31, 2018, on January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis. In connection with the investment, Medicure's President and CEO, Dr. Albert D. Friesen, has been appointed to the Board of Directors of Sensible.

•	Filing of Patent Infringement Action

On November 16, 2018, the Company announced that it had filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its patent rights.

•	FDA Approval of Sodium Nitroprusside Injection

On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

•	Normal Course Issuer Bid

On May 16, 2018, the Company announced that the TSX Venture Exchange ("TSXV") accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it has entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

•	Acquisition of ZYPITAMAGTM License

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure.

•	Divesture of Apicore

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable that became due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

•	Licensing of PREXXARTAN®

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company has been withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

•	Granting of Stock Options

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan of which 476,000 were issued in 2017, with the remaining 100,000 stock options issued on January 8, 2018. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

On February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

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

Net revenue from the sale of AGGRASTAT® for the year ended December 31, 2018 increased by 4% over the net revenue from the sale of AGGRASTAT® for the year ended December 31, 2017.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the second half of 2018 when compared to the 2017, Canadian dollar revenue growth increased, however it was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $652,000 of revenue to the Company during year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM, the launch of SNP and the sales and marketing of ReDS™, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

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

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI-PCI”). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and analysis of the results is currently under way.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid 2019.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from two products as of December 31, 2018 to up to five approved products in 2020.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure – Medical Device	Approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
SNP	Acute Cardiology	ANDA approved – pre-launch activities underway
Generic ANDA 2	Acute Cardiology	Formulation development underway
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

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

As at December 31, 2018, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAGTM would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

SNP will be launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in launching SNP in 2019 and growing sales for the product. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

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

There are a number of approved antihyperlipidemic drugs currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

SNP will be launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in launching SNP in 2019 and growing sales for the product. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

Divesture of Apicore

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10 million that became due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

Competitive Strategy and Position

The Company is primarily focusing on:

•	Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs is based on wholesaler acquisition cost, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

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

The Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and on May 1, 2018 the Company launched ZYPITAMAGTM commercially in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

•	Acquisitions, licensing or marketing partnerships for new commercial products

In addition to the acquisitions of licenses in the United States for ZYPITAMAGTM, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Subsequent to December 31, 2018, on January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

•	Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure.). The filing of the ANDA was previously announced by the Company on December 13, 2016.

Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid 2019.

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

Medicure Pharma, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma, Inc.’s head office is located at 116 Village Blvd. Suite 202, Princeton, NJ, 08540.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2018, the Company had use of approximately 14,720 square feet.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2018 and December 31, 2017 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	the valuation of the holdback receivable

•	the valuation of the royalty obligation

•	the provisions for returns, chargebacks, rebates and discounts

•	the measurement of intangible assets

•	the measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

Valuation of financial instruments

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified and measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company derecognizes a financial asset when the contractual cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has classified all of its non-derivative financial assets as financial assets measured at amortized cost, except for the consideration receivable and the holdback receivable, which are classified as FVTPL. The Company has not classified any financial assets as FVOCI.

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition. Financial assets measured at amortized cost are cash and cash equivalents, short-term investments and accounts receivable.

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for any financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method. The Company decognizes a financial liability when its contractual obligations are discharged, cancelled or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

Provision for returns, chargebacks, rebates and discounts

The Company has two commercially available products, AGGRASTAT® and ZYPITAMAG™ (the “Products”) which it provides to United States customers. The Products are sold to wholesalers for resale; with AGGRASTAT® sold by the wholesalers to hospitals, while ZYPITAMAG™ is sold to pharmacies. Revenue from the sale of Products is recognized upon the receipt of goods by a wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the wholesaler and the wholesaler has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with a credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

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

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these Consolidated Financial Statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States. The Company and its subsidiaries have open tax years, primarily from 2009 to 2018, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement of financial instruments, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement basis for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	FVTPL
Holdback receivable	Loans and receivables	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liabilities	Other financial liabilities	Amortized cost

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

NEW ACCOUNTING STANDARD NOT YET ADOPTED

As at December 31, 2018, the following standard has been issued but is not yet effective:

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

A. Operating Results

General

Through 2018, the Company was focused on maintaining and growing the sales AGGRASTAT® and the commercial launch and growing the sales of ZYPITAMAGTM. The Company expects to launch SNP in mid 2019 and will additionally focus efforts on the marketing of ReDSTM in addition to AGGRASTAT® and ZYPITAMAGTM.

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

Twelve Months Ended December 31, 2018 Compared to the Twelve Months Ended December 31, 2017

Net AGGRASTAT® product sales for year ended December 31, 2018 were $28.5 million compared to $27.1 million during the year ended December 31, 2017.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the second half of 2018 when compared to the 2017, Canadian dollar revenue growth increased, however it was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods. Net revenue from AGGRASTAT® in U.S. dollars for 2018 totaled $21.9 million compared to $20.9 million in 2017.

ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAGTM, including write-downs for obsolete inventory and amortization of the related intangible assets.

AGGRASTAT® cost of goods sold for the year ended December 31, 2018 was $3.7 million compared to $3.5 million for the comparable period in the prior year. For the year ended December 31, 2018, the increases to cost of goods sold is the result of higher volume of AGGRASTAT product sold offset by a significant write-down of expired inventory during the year ended December 31, 2017. During the year ended December 31, 2018, the Company wrote-off inventory of $3,000 that had expired or was otherwise unusable, compared to $385,000 during the year ended December 31, 2017.

ZYPITAMAGTM cost of goods sold for the year ended December 31, 2018 is $142,000 relating to the cost of the ZYPITAMAGTM product sold to the Company’s wholesale customers and $196,000 pertaining to the amortization of the ZYPITAMAGTM license for the periods, which is recorded on the statement of financial position within intangible assets and $92,000 relating to a write-down of inventory that had expired or was otherwise unusable.

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM, ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

Total selling, general, and administrative expenses for the year ended December 31, 2018 was $19.5 million, compared to $14.9 million for the year ended December 31, 2017. Selling, general, and administrative expenses related to commercial operations were $15.6 million for the year ended December 31, 2018, compared to $11.5 million for the year ended December 31, 2017. Selling, general, and administrative expenses – Other were $3.9 million for the year ended December 31, 2018, compared to $3.4 million during the year ended December 31, 2017.

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and stock-based compensation.

Commercial sales expenses increased during the year ended December 31, 2018 as compared to the prior year as sales and marketing costs including the size of the Company’s commercial team increased between the two periods to support the launch of ZYPITAMAGTM an well as on going sales efforts of the commercial team in regards to the Company’s products.

Selling, general and administrative expenses – other increased for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily as a result of $1,022,000 of stock-based compensation recorded during the year ended December 31, 2018 compared to $491,000 for the year ended December 31, 2017. After factoring in the difference in stock-based compensation expense between the two periods, the selling, general and administrative expenses – other increased by approximately $170,000 primarily relating to professional fees resulting from increased business development activities undertaken by the Company during 2018.

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

Net research and development expenditures for the year ended December 31, 2018 were $7.3 million, compared to $5.1 million for the year ended December 31, 2017. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The increase in research and development expenditures for the year ended December 31, 2018 when compared to the year ended December 31, 2017 is as a result of the timing of expenses and work associated with each development project undertaken by the Company, primarily the Company’s development of additional generic ANDA cardiovascular products.

Subsequent to December 31, 2018, on February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released. In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,472,999 on the statement of financial position as at December 31, 2018. The Buyer did not make the required payments on the holdback receivable in February and April 2019.

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

The finance income for the year ended December 31, 2018 relates primarily to interest on cash and investments held by the Company during 2018 partially offset by accretion on the Company’s royalty obligation, which compares to finance expense for the year ended December 31, 2017 which primarily related to accretion on the Company’s royalty obligation and interest on the Company’s long-term debt. The Company repaid its long-term debt during the fourth quarter of 2017.

The increase in the foreign exchange gain for the year ended December 31, 2018 when compared to the year ended December 31, 2017 relates to increases in the US dollar exchange rate between the two periods combined with the significant increase in US dollar cash and short-term investments held by the Company during the year ended December 31, 2018.

The income tax expense of $897,000 during the year ended December 31, 2018 is primarily related to taxable income in the United States during the year ended December 31, 2018. Income tax recovery of $9.1 million during the year ended December 31, 2017 was primarily the result of the utilization of Canadian tax losses as part of the sale of the Apicore business and other credits offset by taxable income in the United States.

The loss from discontinued operations for the year ended December 31, 2017 relates to the Apicore business, which was divested through the Apicore Sale Transaction which was completed on October 2, 2017. As the Apicore business was divested during 2017, there is no income or loss from discontinued operations for the year ended December 31, 2018.

For the year ended December 31, 2018, the Company recorded consolidated net income from continuing operations of $1.9 million or $0.25 per share ($0.24 per share diluted) compared to consolidated net income from continuing operations of $11.5 million or $0.74 per share ($0.63 per share diluted) for the year ended December 31, 2017. As discussed above, the main factors contributing to the net income decrease was higher selling, general and administrative expenses and research and development expenses for the year ended December 31, 2018 when compared to the year ended December 31, 2017 and the revaluation of the holdback receivable, offset by higher foreign exchange gains and finance income, net. For the year ended December 31, 2018, the Company did not record any net income or loss from discontinued operations related to the Apicore business compared to income from discontinued operations of $31.9 million or $2.04 per share ($1.76 per share diluted) in the year ended December 31, 2017. For the year ended December 31, 2018, the Company recorded net income of $3.9 million or $0.25 per share ($0.24 per share diluted) compared to net income of $43.4 million or $2.78 per share ($2.39 per share diluted) for the year ended December 31, 2017.

For the year ended December 31, 2018, the Company recorded a total comprehensive income of $4.5 million compared to total comprehensive income of $43.4 million for the year ended December 31, 2017. The change in comprehensive income results from the factors described above and the fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic income per share for the years ended December 31, 2018 and 2017 was 15,791,396 and 15,636,853, respectively. The weighted average number of common shares outstanding used to calculate diluted income per share for the years ended December 31, 2018 and 2017 was 16,563,663 and 18,138,080, respectively.

As at December 31, 2018, the Company had 15,547,812 common shares outstanding, 900,000 warrants to purchase common shares and 1,394,642 stock options, of which 1,044,892 were exercisable, to purchase common shares outstanding.

As at April 29, 2018, the Company had 15,387,912 common shares outstanding, 900,000 warrants to purchase common shares and 1,383,992 stock options, of which 1,077,242 were exercisable, to purchase common shares outstanding.

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

The Company recorded a current income tax recovery of $9.4 million for the year ended December 31, 2017 relating the use of Canadian tax losses and other credits offset by taxable income in the United States and deferred income tax expense of $333,000 pertaining to changes in temporary differences.

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

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10 million that became due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed.

Cash provided by operating activities for the year ended December 31, 2018 was $742,000 million compared to $21.9 million for the comparable period in the prior year. The decrease in cash from operating activities is primarily due to the divesture of the Apicore business during the year ended December 31, 2017.

Cash from investing activities for the year ended December 31, 2018 totaled $19.7 million and related to funds received from the Apicore Sale Transaction during the year ended December 31, 2018 of $65.2 million, partially offset by $44.1 million which was invested in short-term term deposits during the period, $1.3 million paid in regards to the ZYPITAMAGTM license, which was recorded within intangible assets and $197,000 spent on the acquisition of property and equipment. Cash flows from investing activities for the year ended December 31, 2017 totaled $54.2 million and related to $89.7 million from the proceeds from the Apicore Sale Transaction, $31.6 million used to acquire Class C common shares of Apicore, $2.6 million used to acquire Class E common shares of Apicore and $1.2 million relating to the acquisition of property and equipment and $127,000 relating to the PREXXARTAN® license.

Cash used in financing activities for the year ended December 31, 2018 totaled $2.7 million and related to $3.0 million of cash paid to acquire the Company’s common shares under the normal course issuer bid, which is partially offset by cash received from the exercise of stock options totaling $363,000. Cash used in financing activities for the year ended December 31, 2017 totaled $83.0 million, including cash used in financing activities from discontinued operations of $80.9 million which primarily related to the repayment of the Company’s long-term debt with Crown and the MDC as well as the repayment of the note payable received from Apicore of $18.5 million subsequent to the completion of the Apicore Sale Transaction. Additionally, the Company paid $3.2 million to satisfy an amount due to the vendor from the 2016 Apicore Transaction. As well, the Company received $520,000 from the exercise of stock options, $422,000 from the exercise of Apicore stock options, $92,000 from the exercise of warrants and had $12.8 million released from escrow during the year ended December 31, 2017.

As at December 31, 2018, the Company had unrestricted cash totaling $24.1 million compared to $5.3 million as of December 31, 2017. Additionally, at December 31, 2018, the Company had short-term investments in the form of term deposits with maturities of greater than three months and less than one year which totaled $47.7 million. As at December 31, 2018, the Company had working capital of $73.0 million compared to $70.9 million as at December 31, 2017.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2018.

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

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI-PCI”). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and analysis of the results is currently under way.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid 2019.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM, the Company expects to transform its commercial suite of products from two products as of August 15, 2018 to up to five approved products in 2020.

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

As at December 31, 2018, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 3 issued patents from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

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

D. Trend Information

Net AGGRASTAT® product sales for year ended December 31, 2018 were $28.5 million compared to $27.1 million during the year ended December 31, 2017.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the second half of 2018 when compared to the 2017, Canadian dollar revenue growth increased, however it was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods. Net revenue from AGGRASTAT® in U.S. dollars for 2018 totaled $21.9 million compared to $20.9 million in 2017.

ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

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

E. Off-balance Sheet Arrangements

As of December 31, 2018, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2018:

	Contractual Obligations Payment Due By Period
(in thousands of CDN$)	Total	2019	2020	2021	2022	2023	Thereafter
Accounts Payable and Accrued Liabilities	14,378	14,378	-	-	-	-	-
Income Taxes Payable	1,058	1,058	-	-	-	-	-
Other Long-term Liabilities	1,201	-	1,201	-	-	-	-
Purchase Agreement Commitments	9,225	4,006	2,240	1,275	1,294	205	205
Total	$25,862	$19,442	$3,441	$1,275	$1,294	$205	$205

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 525,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,400 per annum until the end of the term of the lease.

Subsequent to December 31, 2018, effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

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

As a part of the Birmingham debt settlement described in note 11 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587; 2016 – $1,795,089) with payments made during the year ended December 31, 2018 of $1,538,766, respectively (2017 – $1,829,295; 2016 – $1,712,390).

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

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

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

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the Company intends to launch the product commercially in mid 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

Claims and Possible Claims

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes that aside from the information noted below, there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Subsequent to December 31, 2018, on February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel. The claim disputed the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the dispute between the third-party manufacturer and Carmel continues.

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

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada - Director

Dr. Arnold Naimark, O.C., O.M., M.D., L.L.D., F.R.C.P.(C), F.R.S.C, FCAHS, FAAAS,. has had a distinguished career in biomedical research, medicine and higher education.  He is President Emeritus and Dean of Medicine Emeritus and Professor of Medicine and Physiology at the University of Manitoba.  He is currently Director of the Centre for the Advancement of Medicine, Chair of Genome Prairie Immediate Past-Chair of CancerCare Manitoba.  Dr. Naimark serves on the National Statistics Council of Canada and is Vice-Chair of the Statistics Canada Audit Committee. He was formerly on the Research Council of the Canadian Institute for Advanced Research, Chair of Health Canada’s Ministerial Science Advisory Board, Member of the International Advisory Committee on Research of the Alberta Cancer Board, Vice-Chair of the Manitoba Health Research Council and Director of the Robarts Research Institute. He is the founding Chairman of the North Portage Development Corporation, the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee. He has served as President of several academic bodies including, the Canadian Physiological Society, the Canadian Society for Clinical Investigation, the Association of Canadian Medical Colleges, the Association of Universities and Colleges of Canada and as Chairman of the Association of Commonwealth Universities.  Dr. Naimark is an Officer of the Order of Canada, a Member of the Order of Manitoba and a Fellow of the Royal College of Physicians and Surgeons of Canada, the Royal Society of Canada, and the Canadian Academy of Health Sciences.  He is recipient of the G. Malcolm Brown Award of the Royal College of Physicians and Surgeons and Medical Research Council of Canada, the Osler Award, the Distinguished Service Award of Ben Gurion University, the Symons Award of the Association of Commonwealth Universities; and of honorary doctorates from Mount Allison University and the University of Toronto, and of several other awards and distinctions related to his professional, academic and civic activities. Date of birth is August 24, 1933.

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

Peter Quick, Mill Neck, New York, USA - Director

Peter Quick has over 30 years experience in the securities and financial services industries. He is a recognized leader in the securities industry with experience in the domestic and international equities market, equities market making, market structure reform, trading technology and clearing operations. Mr. Quick is a Partner of Burke and Quick Partners Holdings LLP, the parent company of Burke & Quick Partners LLC a broker dealer. Mr. Quick was President at the American Stock Exchange from 2000 to 2005. Prior to joining the American Stock Exchange, he served as President of Quick & Reilly Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. He also served as President of Quick & Reilly/Fleet Securities. Mr. Quick is a graduate from the University of Virginia with a B.S. in Engineering and attended Stanford University’s Graduate School of Petroleum Engineering. He served four years active duty from 1978 to 1982 as an Officer in the United States Navy. He is the former Chairman and a current member of the Board of Directors of Gain Capital (GCAP: NYSE) and a member of the Boards of Trustees of First of Long Island Corporation (FLIC: NASDAQ) and First National Bank of Long Island. He is a member of the Board of Directors of Fund for the Poor. Mr. Quick serves as the Mayor of the Incorporated Village of Mill Neck, NY. He is a former member of the Board of Alliance Capital Money Market Fund, Chicago Stock Exchange Inc (CHX), The Depository Trust & Clearing Corporation (DTCC), The Midwest Trust Company, Securities Industry Automation Corporation (SIAC), National Security Clearing Corporation, The American Stock Exchange and the National Association of Security Dealers Inc), Quick & Reilly, Inc., (NYSE: BQR), Reckson Associates Realty Corp (NYSE: RX) and The Bear Stearns Current Yield Fund (AMEX:YYY). He is a former Chairman of the Board of Governors of St. Francis Hospital, Roslyn, NY and Mercy Medical Center, Rockville Centre, NY. Date of birth is February 11, 1956.

Brent Fawkes, Winnipeg, Manitoba, Canada - Director

Mr. Fawkes is a Chartered Professional Accountant with over 20 years of experience in accounting and finance. Mr. Fawkes is currently the Vice President of Finance with Standard Aero Limited, one of the world’s largest independent providers of a variety of aerospace services serving a diverse array of customers in business and general aviation, airline, military, helicopter, components and energy markets. In his current role, Mr. Fawkes is responsible for the oversight of the finance department including external reporting, budgeting and planning and treasury management.  Date of birth is December 21, 1969.

James Kinley – Chief Financial Officer

Effective September 21, 2011 Mr. James Kinley was appointed as CFO of the Company, replacing Dawson Reimer, who has served as Chief Financial Officer in an interim capacity since July 15, 2011 until Mr. Kinley’s appointment. Mr. Kinley’s services are provided to the Company through a Consulting Agreement. Previous to his time at Genesys Venture Inc. and the Company, he was Manager, Financial Reporting at Manitoba Telecom Services Inc. and was involved in all aspects of financial reporting, including publicly filed documents such as their financial statements. James is a CPA, CA and holds a Bachelor of Commerce (Hons.) degree from the University of Manitoba. Date of birth is July 9, 1978.

Management

Dr. Albert D. Friesen - Chairman, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).

James Kinley - Chief Financial Officer: Mr. Kinley is responsible for the Company’s financial management and accounting practices (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2018, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $47,350 in fees paid or payable to Board members for attendance at meetings between January 1, 2018 and December 31, 2018 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services as committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011, July 18, 2016 and January 1, 2017. For the years ended December 31, 2017 and 2018, the Company recorded payable to A.D. Friesen Enterprises Ltd., $315,000 in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2017, a bonus of $125,000 was accrued to Dr. Friesen, which was paid to him during the year ended December 31, 2018.

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

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer's services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $135,000 annually. During the year ended December 31, 2016, the Company recorded a bonus of $10,000 to its Chief Financial Officer. Effective January 1, 2017, consulting agreement with the Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, was renewed for a one-year term, at a rate of $155,000 annually. During the year ended December 31, 2017, the Company recorded a bonus of $200,000 to its Chief Financial Officer. Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

Graeme Merchant served the Company as Vice President, Commercial Operations until the conclusion of his employment in September 2017 and received a salary of $160,903 during the year ended December 31, 2016.

During the year ended December 31, 2018, the Company paid directors a total of Nil (December 31, 2017: Nil; December 31, 2016: Nil, December 31, 2015: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 –$10,127 and year ended May 31, 2014 – $14,918) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to amounts owing to the Board of Directors for the year ended December 31, 2018. As at December 31, 2018, the Company has $1,000 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

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

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 27, 2018. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2018, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 64 employees through Medicure as at December 31, 2018. During the year ended December 31, 2018, the Company increased its total employment and plans to continue to increase total employment during 2019.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2018.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,397,955	(1)	15.42%
Common shares	Dr. Arnold Naimark	38,527		0.25%
Common shares	Gerald P. McDole	48,283		0.31%
Common shares	Peter Quick	43,611		0.28%
Common shares	Brent Fawkes	12,376		0.08%
Common shares	James Kinley	47,100		0.30%

(1)	Dr. Albert D. Friesen holds 781,267 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2018. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	5,000	$6.16	April 7, 2021
	414,000	$1.50	July 18, 2021
	15,000	$7.20	December 19, 2022
	100,000	$7.30	January 31, 2023
	7,500	$1.90	July 7, 2024
	9,000	$1.90	March 27, 2025
Dr. Arnold Naimark	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Gerald P. McDole	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Peter Quick	667	$0.60	April 16, 2019
	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
Brent Fawkes	4,000	$6.16	April 7, 2021
	5,000	$7.20	December 19, 2022
	45,000	$0.30	May 10, 2023
	4,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025
James Kinley	4,000	$6.16	April 7, 2021
	100,000	$7.20	December 19, 2022
	7,500	$1.90	July 7, 2024
	7,200	$1.90	March 27, 2025

On February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

During the year ended December 31, 2018, James Kinley exercised 45,000 stock options to acquire 45,000 common shares of the Company at an exercise price of $0.30.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2018, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned (3)		Percentage of Class

Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,397,955	(1)	15.42%

Common shares	MM Asset Management Inc. Toronto, Ontario	3,977,145		25.58%

Common shares	PenderFund Capital Management Ltd	1,899,150		12.21%

Notes:

(1)	Dr. Albert Friesen holds 781,267 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2018, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,587,852 (or 16.64% of common shares).

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2018 and 2017, there were no amounts included in accounts payable and accrued liabilities payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

During the year ended December 31, 2017, the Company recorded a bonus of $125,000 to its Chief Executive Officer which is recorded within the gain on the sale of Apicore, which was paid during fiscal 2018. During the year ended December 31, 2016, the Company recorded a bonus of $54,380 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

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

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days’ written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2018 and 2017, the Company recorded a total of $315,000, respectively, to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2016, the Company recorded a total of $300,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,083 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term and effective January 1, 2018, this agreement was renewed for an additional one-year term.

During the year ended December 31, 2018 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2017 – $85,000; 2016 – $85,000; 2015 – $215,000, seven months ended December 31, 2014 – $115,000) for business administration services, $227,733 (2017 – $212,000; 2016 – $222,500; 2015 - $176,051, seven months ended December 31, 2014 – $36,500) in rental costs and $46,950 (2017 – $43,800; 2016 – $41,975; 2015 – $33,575, seven months ended December 31, 2014 – $25,115) for commercial and information technology support services. As described in note 16(b) to the Company’s audited consolidated financial statements included in this annual report, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 and subsequently no longer includes the Chief Financial Officer's services, which effective January 1, 2016, will be paid directly by the Company through a consulting agreement.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“GVI CDS”) which entered into the following clinical research contracts with the Company;

Nature of Agreement	Effective Date	Terms
Regulatory affairs support	June 22, 2009	Services provided as needed on an hourly basis
Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $2,000, plus hourly charges for pharmacovigilance services outside base services.
Pharmacovigilance and medical affairs support	January 1, 2014	Monthly retainer of $1,250, plus hourly charges for pharmacovigilance services outside base services.
Quality assurance support	June 1, 2010	Services provided as needed on an hourly basis.
Clincial services	May 1, 2010	Services provided as needed on an hourly basis.

During the year ended December 31, 2018, the Company paid GVI CDS $857,917 (2017 – $715,623; 2016 – $592,464, 2015 - $330,764, seven months ended December 31, 2014 – $56,904) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the year ended December 31, 2018, the Company paid CanAm $393,021 (2017 – $458,424; 2016 – $560,205; 2015 - $399,580, seven months ended December 31, 2014 – $233,938) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Beginning on February 22, 2013 and until June 30, 2015, the amounts owing to GVI, GVI CDS and CanAm bore interest at a rate of 5.5% per annum. For the year ended December 31, 2017 and 2016, there was no interest charged on these amounts payable to related. For the year ended December 31, 2015, seven months ended December 31, 2014 and the year ended May 31, 2014, $4,517, $10,127 and $14,918, respectively, was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263,493 and $29,869 for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26,465 and nil for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements,, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $5,690 and nil for the years ended December 31, 2017 and 2016, respectively.

As at December 31, 2018, included in accounts payable and accrued liabilities is $16,843 (2017 – $67,704) payable to GVI, $134,461 (2017 – $118,973) payable to GVI CDS, and $40,452 (2017 – $36,606) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing. In addition, the other long-term liability totaling $1,200,608 (2017 - $1,135,007) is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

As at December 31, 2018, the Company has $4,683 (2017 – $1,000; 2016 – $13,279) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2018, there were no amounts included in accounts payable and accrued liabilities (2017 – $125,000) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

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

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP as at and for the year ended December 31, 2018 and Ernst & Young LLP as at December 31, 2017 and for the years ended December 31, 2017 and December 31, 2016.

Legal Proceedings

Subsequent to December 31, 2018, on February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

On November 16, 2018, the Company announced that it had filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its patent rights.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against Carmel. The claim disputed the rights granted by Carmel to the Company with respect to PREXXARTAN®.  The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the dispute between the third-party manufacturer and Carmel continues.

Aside from the above, there are no additional legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no additional significant legal proceedings to which the Company is a party, nor to the best of the knowledge of the Company’s management are any legal proceedings contemplated.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2018, except as disclosed in this Annual Report on Form 20-F.

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

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)

Fiscal Quarter Ended
December 31, 2018	7.15	5.71
September 30, 2018	7.38	6.60
June 30, 2018	7.55	5.90
March 31, 2018	7.40	6.70
December 31, 2017	8.71	6.90
September 30, 2017	8.45	7.50
June 30, 2017	9.82	6.50
March 31, 2017	10.55	8.52
December 31, 2016	10.67	5.48
September 30, 2016	7.20	5.49
June 30, 2016	6.98	4.73
March 31, 2016	7.29	4.18
December 31, 2015	4.35	3.00
September 30, 2015	3.94	2.35
June 30, 2015	2.74	1.91
March 31, 2015	2.39	1.20

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

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2018, and does not expect that it will be a PFIC for the taxable year ending December 31, 2019. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2019, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2019, or any subsequent taxable year.

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2018 and December 31, 2017, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2019. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2019, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2018, it is estimated that approximately 70% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs, revenues or on U.S. dollar denominated debt. A 10% change in foreign exchange rates for the year ended December 31, 2018 would have impacted loss for the year by 10%.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2018, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2018 due to the following material weaknesses:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex accounting and income tax transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

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

No remediation activities have been undertaken to date in fiscal 2019. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2018, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

On November 21, 2018, the Company changed its auditors from Ernst & Young LLP to PricewaterhouseCoopers LLP.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, Ernst & Young LLP and PricewaterhouseCoopers LLP, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. For the fiscal year ended December 31, 2018, the Company did not incur any fees from PricewaterhouseCoopers LLP, however $140,000 of audit fees were accrued at December 31, 2018.

The Company incurred the following fees to Ernst & Young LLP for the previous two fiscal years. As at December 31, 2017, the Company had accrued $327,000 relating to Ernst & Young LLP audit fees.

(a) Audit fees	2018	2017
	$-	$254,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2018	2017
	$-	$-

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2018	2017
	$-	$-

(d) All other fees	2018	2017
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All PricewaterhouseCoopers LLP and Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 16, 2018, the Company announced that the TSX Venture Exchange ("TSXV") accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it has entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Reports of Independent Registered Public Accounting Firms;
2.	Consolidated Statements of Financial Position;
3.	Consolidated Statements of Net Income and Comprehensive Income;
4.	Consolidated Statements of Changes in Deficiency
5.	Consolidated Statements of Cash Flows; and
6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2018

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

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

PricewaterhouseCoopers LLP, the Company’s external auditors for the year ended December 31, 2018, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the year ended December 31, 2018. Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2017 and 2016, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at December 31, 2017 and for the years ended December 31, 2017 and 2016. Their reports follow.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

April 29, 2019

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. and its subsidiaries (the Company) as of December 31, 2018, and the related statements of net income and comprehensive income, changes in equity and cash flows for the year then ended. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Winnipeg, Canada

April 29, 2019

We have served as the Company’s auditor since 2018.

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of net income and comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

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

We served as the Company's auditor from 2013 to 2017.

Winnipeg, Canada May 1, 2018

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31	Note	2018	2017

Assets
Current assets:
Cash and cash equivalents		$24,139,281	$5,260,480
Short-term investments		47,747,000	-
Accounts receivable	6	10,764,579	8,588,255
Consideration receivable	5	-	82,678,366
Inventories	7	4,239,267	3,075,006
Prepaid expenses		2,696,693	903,914
Assets held for sale	5	-	14,052,861
Total current assets		89,586,820	114,558,882
Non-current assets:
Property, plant and equipment	8	316,013	221,622
Intangible assets	9	1,705,250	1,756,300
Holdback receivable	5 & 10	11,909,368	12,068,773
Other assets		116,786	-
Deferred tax assets	13	127,176	326,108
Total non-current assets		14,174,593	14,372,803
Total assets		$103,761,413	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	9, 15(a), 16(a) & 16(b)	$14,378,215	$10,371,103
Accrued transaction costs	5	-	22,360,730
Current income taxes payable	13	1,058,487	2,428,560
Current portion of royalty obligation	11	1,495,548	1,537,202
Liabilities held for sale	5	-	6,976,313
Total current liabilities		16,932,250	43,673,908
Non-current liabilities
Royalty obligation	11	2,035,010	2,911,810
License fee payable	9	-	501,800
Other long-term liabilities	10	1,200,608	1,135,007
Total non-current liabilities		3,235,618	4,548,617
Total liabilities		20,167,868	48,222,525
Equity:
Share capital	12(b)	122,887,105	125,733,727
Warrants	12(d)	1,948,805	1,948,805
Contributed surplus		7,628,188	6,897,266
Accumulated other comprehensive income		1,267,717	673,264
Deficit		(50,138,270)	(54,543,902)
Total Equity		83,593,545	80,709,160
Total liabilities and equity		$103,761,413	$128,931,685
Commitments and contingencies	15(a) & 15(d)
Subsequent events	10, 12(b), 15(a) & 21

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Income and Comprehensive Income

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Revenue, net
Product sales, net		$29,109,365	$27,132,832	$29,304,800
Cost of goods sold	7 & 9	4,152,238	3,464,686	3,721,191
Gross profit		24,957,127	23,668,146	25,583,609

Expenses
Selling, general and administrative		19,502,337	14,867,635	15,417,604
Research and development		6,681,013	5,148,233	3,630,079
		26,183,350	20,015,868	19,047,683
(Loss) income before the undernoted		(1,226,223)	3,652,278	6,535,926

Other expense (income):
Revaluation of holdback receivable	10	1,472,999	(82,489)	-
Impairment loss	9	-	635,721	-
		1,472,999	553,232	-

Finance (income) costs:
Finance (income) expense, net	14	(1,060,932)	837,461	2,478,914
Foreign exchange (gain) loss, net		(6,460,805)	(175,459)	262,469
		(7,521,737)	662,002	2,741,383
Net income before income taxes		$4,822,515	$2,437,044	$3,794,543
Income tax (expense) recovery
Current	13	(677,900)	9,392,836	(501,315)
Deferred	13	(218,976)	(333,187)	331,095
		(896,876)	9,059,649	(170,220)

Net income before discontinued operations		$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations, net of tax	5	-	31,924,191	23,358,318
Net income		$3,925,639	$43,420,884	$26,982,641
Translation adjustment, attributable to:
Continuing operations		594,453	(30,295)	(400,829)
Discontinued operations		-	21,567	(21,567)
Comprehensive income		$4,520,092	$43,412,156	$26,560,245

Earnings per share from continuing operations
Basic	12(e)	$0.25	$0.74	$0.24
Diluted	12(e)	$0.24	$0.63	$0.21

Earnings per share from discontinued operations
Basic	12(e)	$-	$2.04	$1.56
Diluted	12(e)	$-	$1.76	$1.35

Earnings per share
Basic	12(e)	$0.25	$2.78	$1.80
Diluted	12(e)	$0.24	$2.39	$1.56

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160
Net income for the year ended December 31, 2018		-	-	-	-	3,925,639	3,925,639	-	3,925,639
Other comprehensive income for the year ended December 31, 2018		-	-	-	594,453	-	594,453	-	594,453

Transactions with owners, recorded directly in equity
Buy-back of common shares 1	12(b)	(3,501,333)	-	-	-	479,993	(3,021,340)	-	(3,021,340)
Stock options exercised	12(c)	654,711	-	(291,253)	-	-	363,458	-	363,458
Share-based compensation	12(c)	-	-	1,022,175	-	-	1,022,175	-	1,022,175
Total transactions with owners		(2,846,622)	-	730,922	-	479,993	(1,635,707)	-	(1,635,707)
Balance, December 31, 2018		$122,887,105	$1,948,805	$7,628,188	$1,267,717	$(50,138,270)	$83,593,545	$-	$83,593,545

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904
Net income for the year ended December 31, 2017		-	-	-	-	43,420,884	43,420,884	-	43,420,884
Other comprehensive loss for the year ended December 31, 2017		-	-	-	(8,728)	-	(8,728)	-	(8,728)
Disposition of non-controlling interests	5	-	-	-	-	-	-	(2,090,000)	(2,090,000)
Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	869,703	-	(349,704)	-	-	519,999	-	519,999
Warrants exercised	12(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Share-based compensation	12(c)	-	-	490,769	-	-	490,769	-	490,769
Total transactions with owners		1,033,382	(71,347)	141,065	-	-	1,103,100	-	1,103,100
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2015		121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	26,982,641	26,982,641	-	26,982,641
Other comprehensive loss for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests		-	-	-	-	-	-	2,090,000	2,090,000
Transactions with owners, recorded directly in equity
Issuance of warrants	12(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	12(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	12(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	12(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,108	-	5,172,108
Balance, December 31, 2016		124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year		$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations for the year	5	-	31,924,191	23,358,318
		3,925,639	43,420,884	26,982,641
Adjustments for:
Gain on sale of Apicore	5	-	(55,254,236)	-
Current income tax expense (recovery)	13	677,900	(9,392,836)	504,586
Deferred income tax expense (recovery)	13	218,976	(1,513,868)	301,512
Impairment loss	9	-	635,721	-
Revaluation of holdback receivable	10	1,472,999	(82,489)	-
Revaluation of long-term derivative		-	-	(20,560,440)
Gain on step acquisition		-	-	(4,895,573)
Amortization of property, plant and equipment	8	103,207	1,173,019	189,008
Amortization of intangible assets	9	195,977	6,633,957	2,192,024
Share-based compensation	12(c)	1,022,175	623,115	1,400,241
Write-down (write-up) of inventories	7	94,517	385,289	(108,817)
Finance (income) expense, net		(1,060,932)	837,461	3,416,678
Unrealized foreign exchange (gain) lossa		(5,322,916)	270,663	215,386
Change in the following:
Accounts receivable		(1,340,746)	(3,713,375)	(4,174,691)
Inventories		(1,258,778)	145,339	2,520,499
Prepaid expenses		(1,792,779)	76,724	1,706,109
Other assets		-	33,130	(1,229)
Accounts payable and accrued liabilities		7,131,998	48,398,200	143,257
Deferred revenue		-	(621,455)	(382,727)
Other long-term liabilities		-	77,467	(102,828)
Interest received (paid), net	14	255,119	(7,485,956)	(1,223,664)
Income taxes paid		(2,041,317)	(894,327)	-
Royalties paid	11	(1,538,766)	(1,829,295)	(1,712,390)
Cash flows from operating activities		742,273	21,923,132	6,409,582
Investing activities:
Proceeds from Apicore Sale Transaction	5	65,234,555	89,719,599	-
Purchase of short-term investments		(44,100,000)	-	-
Acquisition of Class C common shares of Apicore		-	(31,606,865)	-
Acquisition of Class E common shares of Apicore		-	(2,640,725)	-
Acquisition of Apicore, net of cash acquired		-	-	(41,711,546)
Acquisition of property, plant and equipment	8	(197,494)	(1,194,703)	(464,208)
Acquisition of intangible assets	9	(1,280,540)	(127,144)	-
Cash flows from (used in) investing activities		19,656,521	54,150,162	(42,175,754)

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Financing activities:
Repurchase of common shares under normal course issuer bid		(3,021,340)	-	-
Proceeds from exercise of stock options	12(c)	363,458	519,999	1,844,130
Proceeds from exercise of Apicore stock options	12(c)	-	421,942	-
Proceeds from exercise of warrants	12(d)	-	92,332	39,172
Issuance of long-term debt		-	-	56,781,184
Repayment of long-term debt		-	(75,180,908)	(1,666,666)
Repayment of note payable to Apicore	5	-	(18,507,400)	-
Increase in short-term borrowings		-	161,923	332,555
Decrease (increase) in cash held in escrow		-	12,809,072	(12,809,072)
Finance lease payments		-	(101,946)	(10,463)
Payment of due to vendor	4	-	(3,185,945)	-
Cash flows (used in) from financing activities		(2,657,882)	(82,970,931)	44,510,840
Foreign exchange (loss) gain on cash held in foreign currency		1,137,889	(108,060)	(47,083)
Increase (decrease) in cash		18,878,801	(7,005,697)	8,697,585
Cash and cash equivalents, beginning of period		5,260,480	12,266,177	3,568,592
Cash and cash equivalents, end of period		$24,139,281	$5,260,480	$12,266,177

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

1.	Reporting entity

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

On December 14, 2017, the Company announced, through its subsidiary Medicure International, Inc., it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium), in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or license additional cardiovascular products.

During 2017, the Company, through Apicore, was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. In October 2017 and January 2018, respectively, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business and the Company no longer participates in this line of business.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2019.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2018:

•	Note 3(c)(i): The valuation of the holdback receivable

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The provisions for returns, chargebacks, rebates and discounts

•	Note 3(k): The measurement of intangible assets

•	Note 3(q): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2016 comparative figures include, from the date of acquisition (note 4), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified and measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company derecognizes a financial asset when the contractual cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has classified all of its non-derivative financial assets as financial assets measured at amortized cost, except for the consideration receivable and the holdback receivable, which are classified as FVTPL. The Company has not classified any financial assets as FVOCI.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Financial assets (continued)

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition. Financial assets measured at amortized cost are cash and cash equivalents, short-term investments and accounts receivable.

(ii)	Financial liabilities

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for any financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method. The Company decognizes a financial liability when its contractual obligations are discharged, cancelled or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Impairment of financial assets

Impairment of financial assets is recognized in accordance with a stage-based approach. The first stage begins upon recognition of a financial asset upon which time a loss allowance is recorded and 12-month expected credit losses are recognized in profit or loss. A financial asset is in the second stage of impairment when the credit risk increases significantly and is not considered low upon which time full lifetime expected credit losses are recorded in profit or loss. A financial asset is in the third stage of impairment when the credit risk increases to the point that it is credit impaired. Applicable interest revenue is calculated on the gross carrying amount of financial assets that are in the first or second stage of impairment and on the amortized carrying amount of a financial asset of a financial asset in the third stage of impairment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue from contracts with customers

The Company has two commercially available products, AGGRASTAT® and ZYPITAMAG™ (the “Products”) which it provides to United States customers. The Products are sold to wholesalers for resale; with AGGRASTAT® sold by the wholesalers to hospitals, while ZYPITAMAG™ is sold by wholesalers to pharmacies. Revenue from the sale of Products is recognized upon the receipt of goods by a wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the wholesaler and the wholesaler has accepted the products in accordance with the terms of the sale.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(e)	Revenue from contracts with customers (continued)

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified at amortized cost.

(g)	Short-term investments

The Company considers all liquid investments purchased with a maturity greater than three months and less than one year at acquisition to be short-term investments, which are carried and classified at amortized cost.

(h)	Inventories

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

(i)	Property plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(i)	Property plant and equipment (continued)

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(j)	Leases

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(k)	Intangible assets

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

(l)	Research and development

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

(m)	Government assistance

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

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

(o)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(o)	Employee benefits (continued)

(ii)	Share-based payment transactions (continued)

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

(p)	Finance income and finance costs

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

Foreign currency gains and losses are reported on a net basis.

(q)	Income taxes

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

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States. The Company and its subsidiaries have open tax years, primarily from 2009 to 2018, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(r)	Earnings per share

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

(s)	Business combinations and goodwill

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

4.	New standards and interpretations

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement basis for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	FVTPL
Holdback receivable	Loans and receivables	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liability	Other financial liabilities	Amortized cost

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

4.	New standards and interpretations (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

New standard not yet adopted

As at December 31, 2018, the following standard has been issued but is not yet effective:

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

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017

Under the Apicore Sale Transaction, the Company received a payment of U.S. $57,623,125 (Cdn - $72,057,718) upon the closing of the transaction. Additional working capital and deferred payments of U.S. $52,886,588 (Cdn - $65,234,555) were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. in January of 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

Set out below is the financial performance for years ended December 31, 2018, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2018	2017	2016
Revenue	$-	$22,759,385	$7,798,838
Expenses	-	(47,936,485)	(9,263,926)
Revaluation of long-term derivative	-	-	20,560,440
Gain on step acquisition	-	-	4,895,573
(Loss) income from discontinued operations	$-	$(25,177,100)	$23,990,925
Income tax recovery (expense)	-	1,847,055	(632,607)
Loss (income) after income tax recovery (expense)	$-	(23,330,045)	23,358,318
Gain on disposition of the Apicore business	-	55,254,236	-
Income from discontinued operations	$-	$31,924,191	$23,358,318

Set out below is the cash flow information for the years ended December 31, 2018, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2018	2017	2016
Net cash flows used in operating activities	$-	$5,210,341	$(1,295,487)
Net cash flows from (used in) investing activities	-	54,326,360	(421,077)
Net cash flows from (used in) financing activities	-	(80,944,373)	44,294,204
Net cash flows used in discontinued operations	$-	$(21,407,672)	$42,577,640

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January of 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,076,548. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

6.	Accounts receivable

As at December 31	2018	2017
Trade accounts receivable	$9,677,847	$8,496,281
Other accounts receivable	1,086,732	91,974
	$10,764,579	$8,588,255

As at December 31, 2018, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 91% in aggregate (Customer A – 47%, Customer B – 22%, Customer C – 22%).

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

7.	Inventories

As at December 31	2018	2017
Finished product available-for-sale	$2,936,883	$2,058,776
Unfinished product and packaging materials	1,302,384	1,016,230
	$4,239,267	$3,075,006

Inventories expensed as part of cost of goods sold during the year ended December 31, 2018 amounted to $3,861,745 (2017 – $3,079,397; 2016 – $2,482,986). During the year ended December 31, 2018, the Company wrote-off inventory of $94,517 (2017 – $385,289; 2016 – recovery of $108,817) that had expired or was otherwise unusable.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

8.	Property, plant and equipment

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$2,316,979	$2,122,687	$2,439,071	$2,798,482	$1,003,490	$10,680,709
Additions	-	82,163	675,788	298,754	-	1,056,705
Transfers to assets held for resale	(2,317,273)	(2,900,284)	(3,319,298)	(4,572,065)	(790,814)	(13,899,734)
Effect of movements in exchange rates	294	695,434	632,604	1,474,829	(56,333)	2,746,828
At December 31, 2017	$-	$-	$428,165	$-	$156,343	$584,508
Additions	-	-	185,682	-	11,812	197,494
Effect of movements in exchange rates	-	-	12,078	-	-	12,078
Dispositions	-	-	(156,280)	-	-	(156,280)
At December 31, 2018	$-	$-	$469,645	$-	$168,155	$637,800

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$-	$21,408	$250,261	$67,541	$40,860	$380,070
Amortization	-	291,638	339,358	384,486	157,537	1,173,019
Transfers to assets held for resale	-	(306,761)	(286,632)	(443,746)	(112,213)	(1,149,352)
Effect of movements in exchange rates	-	(6,285)	(21,720)	(8,281)	(4,565)	(40,851)
At December 31, 2017	$-	$-	$281,267	$-	$81,619	$362,886
Amortization	-	-	75,471	-	27,736	103,207
Effect of movements in exchange rates	-	-	11,974	-	-	11,974
Dispositions	-	-	(156,280)	-	-	(156,280)
At December 31, 2018	$-	$-	$212,432	$-	$109,355	$321,787

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2017	$-	$-	$146,898	$-	$74,724	$221,622
At December 31, 2018	$-	$-	$257,213	$-	$58,800	$316,013

During the year ended December 31, 2018, amortization of property, plant and equipment totaling $103,207 (2017 – $97,794; 2016 – $83,284) is included within selling, general and administrative expenses on the consolidated statements of net income and comprehensive income. For the years ended December 31, 2017 and 2016, amortization of property, plant and equipment totaling $1,075,225 and $105,724, respectively is recorded within discontinued operations.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

9.	Intangible assets

Cost	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2016	$-	$25,012,530	$4,296,192	$7,472,143	$1,505,664	$83,720,025	$122,006,554
Additions	2,383,550	-	-	-	-	-	2,383,550
Impairment	(635,721)	-	-	-	-	-	(635,721)
Transfers to assets held for resale	-	(9,122,874)	-	(6,267,525)	(1,405,541)	(78,152,819)	(94,948,759)
Effect of movements in exchange rates	8,471	(1,650,944)	(282,211)	(496,269)	(100,123)	(5,567,206)	(8,088,282)
At December 31, 2017	$1,756,300	$14,238,712	$4,013,981	$708,349	$-	$-	$20,717,342
Effect of movements in exchange rates	153,580	1,245,105	351,004	61,943	-	-	1,811,632
At December 31, 2018	$1,909,880	$15,483,817	$4,364,985	$770,292	$-	$-	$22,528,974

Accumulated amortization and impairment losses	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2016	$-	$15,321,230	$4,296,192	$814,101	$12,548	$697,666	$21,141,737
Amortization	-	637,406	-	437,904	98,203	5,460,444	6,633,957
Transfers to assets held for resale	-	(684,216)	-	(470,064)	(105,416)	(5,861,461)	(7,121,157)
Effect of movements in exchange rates	-	(1,035,708)	(282,211)	(73,592)	(5,335)	(296,649)	(1,693,495)
At December 31, 2017	$-	$14,238,712	$4,013,981	$708,349	$-	$-	$18,961,042
Amortization	195,977	-	-	-	-	-	195,977
Effect of movements in exchange rates	8,653	1,245,105	351,004	61,943	-	-	1,666,705
At December 31, 2018	$204,630	$15,483,817	$4,364,985	$770,292	$-	$-	$20,823,724

Carrying amounts	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2017	$1,756,300	$-	$-	$-	$-	$-	$1,756,300
At December 31, 2018	$1,705,250	$-	$-	$-	$-	$-	$1,705,250

As at December 31, 2018, the Company has recorded $545,680 (2017 - $501,800) within accounts payable and accrued liabilities relating to the current portion of license fees payable relating to the Zypitamag license acquired during the year ended December 31, 2017.

The Company has considered indicators of impairment as at December 31, 2018 and 2017. The Company did not record any write-down of intangible assets during the year ended December 31, 2018. During the year ended December 31, 2017 the Company recorded a write-down of intangible assets totaling $635,721 pertaining to a license acquired during the year ended December 31, 2017. As at December 31, 2018, intangible assets pertaining to AGGRASTAT® intangible were fully amortized.

For the year ended December 31, 2018, amortization on the license totaling $195,977 is recorded within cost of goods sold. For the years ended December 31 2017, there was no amortization of intangible recorded within net income from continuing operations. For the year ended December 31, 2016, amortization of intangible assets relating to AGGRASTAT® totaling $1,347,022 is recognized in cost of goods sold and $3,268 is recognized in research and development expenses.

For the years ended December 31, 2017 and 2016, amortization of the acquired intangible assets totaling $6,633,957 and $841,754, respectively, was recognized within loss from discontinued operations.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

10.	Holdback receivable

The holdback receivable of US$10 million originated on October 2, 2017 as a part of the Apicore Sale Transaction described in note 5. The holdback receivable was initially recorded at its fair value of $11,940,736 and subsequently is measured at FVTPL. The other long-term liability, totalling $1,200,608 (2017 - $1,135,007) is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,472,999 on the statement of financial position as at December 31, 2018. The Buyer did not make the required payments on the holdback receivable in February and April 2019.

11.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $901,915, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2018 of $3,530,558 (2017 – $4,449,012) of which $1,495,548 (2017 – $1,537,202) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2018 of $355,287 (2017 – $747,540; 2016 – $2,271,436) is recorded within finance (income) expense on the consolidated statements of net income and comprehensive income. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587; 2016 – $1,795,089) with payments made during the year ended December 31, 2018 of $1,538,766 (2017 – $1,829,295; 2016 – $1,712,390).

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (12(c))	207,950	869,703
Shares issued upon exercise of warrants (12(d))	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727
Shares issued upon exercise of stock options (12(c))	206,885	654,711
Shares repurchased and cancelled under a normal course issuer bid(*)	(441,400)	(3,501,333)
Balance, December 31, 2018	15,547,812	$122,887,105

(*) On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares representing five percent of the common shares outstanding, over the twelve-month period that the NCIB is in place. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the year ended December 31, 2018 is as follows:

Year ended December 31, 2018	Options	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58
Granted	200,000	7.25
Exercised	(206,885)	(1.76)
Forfeited, cancelled or expired	(200,600)	(6.85)
Balance, end of period	1,394,642	$3.91
Options exercisable, end of period	1,044,892	$2.80

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the years ended December 31, 2017 and 2016 are as follows:

Year ended December 31	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,387,000	$2.37	2,277,126	$1.90
Granted	476,000	7.20	265,025	6.16
Exercised	(207,950)	(2.50)	(1,069,434)	(1.72)
Forfeited, cancelled or expired	(52,923)	(8.58)	(85,717)	(9.59)
Balance, end of period	1,602,127	$3.58	1,387,000	$2.37
Options exercisable, end of period	1,231,127	$2.50	1,387,000	$2.37

Options outstanding at December 31, 2018 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	4.35 years	$0.30	185,000
$0.31 - $1.00	5,334	0.29 years	$0.60	5,334
$1.01 - $3.00	549,433	3.35 years	$1.59	549,433
$3.01 - $5.00	32,500	1.90 years	$3.90	32,500
$5.01 - $7.30	622,375	3.89 years	$7.06	272,625
$0.30 - $7.30	1,394,642	3.68 years	$3.91	1,044,892

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the year ended December 31, 2018 is $1,022,175 (2017 – $490,769; 2016 – $1,340,001). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2018, 2017 and 2016 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2018	2017	2016
Expected option life	4.4 years	4.5 years	4.8–5.0 years
Risk free interest rate	1.92%-2.04%	1.71%	0.52%-0.67%
Dividend yield	Nil	nil	nil
Expected volatility	85.14%-93.72%	80.44%	115.59%-117.56%

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Additionally, prior to its disposal Apicore had a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the consolidated statements of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 (Cdn - $2,690,383) during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

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

During the year ended December 31, 2017, the Company recorded $132,346 (2016 – $60,240), respectively of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2018, 2017 and 2016 are as follows:

Years ended December 31	2018		2017		2016
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	941,969	$6.31	59,775	$2.20
Granted	-	-	-	-	900,000	6.50
Exercised	-	-	(41,969)	(2.20)	(17,806)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50	941,969	$6.31
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50	941,969	$6.31

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(d)	Warrants (continued)

The fair value of the warrants issued during the year ended December 31, 2016 was determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

Years ended December 31	2016
Expected option life	4.0 years
Risk-free interest rate	0.85%
Dividend yield	nil
Expected volatility	120.40%

(e)	Per share amounts

The following table reflects the calculation of basic earnings per share for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$0.25	$0.74	$0.24
Earnings from discontinued operations, net of tax	-	2.04	1.56
	$0.25	$2.78	$1.80

The following table reflects the calculation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$0.24	$0.63	$0.21
Earnings from discontinued operations, net of tax	-	1.76	1.35
	$0.24	$2.39	$1.56

The following table reflects the income used in the basic earnings per share computations for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$3,925,639	$11,496,693	$3,624,323
Earnings from discontinued operations, net of tax	-	31,924,191	23,358,318
	$3,925,639	$43,420,884	$26,982,641

The following table reflects the income (and share data used in the denominator of the basic and diluted earnings per share computations for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Weighted average shares outstanding for basic earnings per share	15,791,396	15,636,853	15,002,005
Effects of dilution from:
Stock options	772,267	1,601,227	1,372,427
Warrants	-	900,000	941,969
Weighted average shares outstanding for diluted earnings per share	16,563,663	18,138,080	17,316,401

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(e)	Per share amounts (continued)

Effects of dilution from 622,375 stock options (2017 – 900, 2016 – 14,573) and 900,000 warrants (2017 – nil and 2016 – nil) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share before discontinued operations for the year ended December 31, 2018 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2018.

13.	Income taxes

The Company recognized current income tax expense of $677,900 for the year ended December 31, 2018 (2017 – recovery of $9,392,836; 2016 – expense of $501,315).and a deferred income tax expense of $218,976 for the year ended December 31, 2018 (2017 – expense of $333,187; 2016 – recovery of $331,095).

As at December 31, 2018 and 2017, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2018	2017
Deferred tax assets
Non-capital loss carryforwards	$127,176	$326,108
Total deferred tax assets	$127,176	$326,108

As at December 31, 2018 and 2017, Canadian deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2018	2017
Deferred tax assets
Scientific research and experimental development	$3,237,000	$3,574,000
Holdback receivable	199,000	-
Other	159,000	315,000
Total deferred tax assets	$3,595,000	$3,889,000

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2018, 2017 and 2016 to the income tax expense is as follows:

Year ended December 31	2018	2017	2016
Income (loss) for the year
Canadian	$3,439,883	$(2,178,334)	$(4,012,706)
Foreign	1,382,632	4,615,378	7,807,249
	$4,822,515	$2,437,044	$3,794,543

Year ended December 31	2018	2017	2016
Canadian federal and provincial income taxes at 27% (2017 – 27%; 2016 – 27%)	$(1,302,000)	$(658,000)	$(1,025,000)
Permanent differences and other items	26,000	(335,000)	(758,000)
Foreign tax rate in foreign jurisdictions	85,000	656,000	2,159,000
Change in unrecognized deferred tax assets	294,000	9,397,000	(546,000)
	$(897,000)	$9,060,000	$(170,000)

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

13.	Income taxes (continued)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2018, the Company has the following Barbados losses available for application in future years:

2019	$2,478,000
2020	1,271,000
2022	1,339,000
$5,088,000

14.	Finance income (expense)

During the years ended December 31, 2018, 2017 and 2016 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2018	2017	2016
Interest income	$1,114,676	$47,447	$30,452
Accretion of royalty obligation	(355,287)	(747,540)	(2,271,436)
Accretion on holdback receivable	325,522	-	-
Interest on MIOP loan	-	(105,670)	(218,867)
Bank charges and other interest	(23,979)	(31,698)	(20,224)
Change in fair value of warrant liability	-	-	1,161
	$1,060,932	$(837,461)	$(2,478,914)

During the years ended December 31, 2018, 2017 and 2016, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2018	2017	2016
Interest received	$279,098	$47,447	$30,452
Interest paid on MIOP loan	-	(88,828)	(186,467)
Other interest, net and banking fees	(23,979)	(31,698)	(20,224)
	$255,119	$73,079	$176,239

15.	Commitments and contingencies

(a)	Commitments

As at December 31, 2018, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2019	$4,005,841
2020	2,240,096
2021	1,274,935
2022	1,294,288
2023	204,630
Thereafter	204,630
$9,224,420

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

15.	Commitments and contingencies (continued)

(a)	Commitments (continued)

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 525,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,400 per annum until the end of the term of the lease.

Subsequent to December 31, 2018, effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, as described in note 16(b), under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 15(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

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

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587; 2016 – $1,795,089) with payments made during the year ended December 31, 2018 of $1,538,766 (2017 – $1,829,295; 2016 – $1,712,390).

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

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

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

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the Company intends to launch the product commercially in 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For the year ended December 31, 2016, the now former President and Chief Operating Officer was included in key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the years ended December 31, 2017 and 2016 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2018	2017	2016
Salaries, fees and short-term benefits	$769,636	$1,463,106	$839,735
Termination benefits	-	-	221,624
Share-based payments	669,371	139,189	145,398
	$1,439,007	$1,602,295	$1,206,757

As at December 31, 2018, the Company has $4,683 (2017 – $1,000; 2016 – $13,279) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

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

Directors and key management personnel control 17% of the voting shares of the Company as at December 31, 2018 (2017 – 16%).

During the year ended December 31, 2018 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2017 – $85,000; 2016 – $85,000) for business administration services, $227,733 (2017 – $212,000; 2016 – $222,500) in rental costs and $46,950 (2017 – $43,800; 2016 – $41,975) for commercial and information technology support services. As described in note 15(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2018, the Company paid GVI CDS $857,917 (2017 – $715,623; 2016 – $592,464) for clinical research services.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2018, the Company paid CanAm $393,021 (2017 – $458,424; 2016 – $560,205) for research and development services.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263,493 and $29,869 for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26,465 and nil for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $5,690 and nil for the years ended December 31, 2017 and 2016, respectively.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2018, included in accounts payable and accrued liabilities is $16,843 (2017 – $67,704) payable to GVI, $134,461 (2017 – $118,973) payable to GVI CDS, and $40,452 (2017 – $36,606) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2018, there were no amounts included in accounts payable and accrued liabilities (2017 – $125,000) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

17.	Expenses by nature

Expenses incurred for the years ended December 31, 2018, 2017 and 2016 from continuing operations are as follows:

Year ended December 31	2018	2017	2016
Personnel expenses
Salaries, fees and short-term benefits	$7,696,387	$5,903,669	$5,804,883
Share-based payments	1,022,176	490,769	1,340,001
	8,718,563	6,394,438	7,144,884
Amortization and derecognition	299,184	97,794	1,433,573
Research and development	5,306,468	3,538,547	2,270,964
Manufacturing	764,712	955,160	1,062,684
Inventory material costs	3,861,740	3,079,397	2,482,986
Write-down (write-up) of inventory	94,517	385,289	(108,817)
Medical affairs	1,026,465	1,108,090	1,040,755
Administration	1,504,799	1,724,584	1,526,682
Selling and logistics	8,018,787	5,395,373	5,355,876
Professional fees	740,353	801,882	559,287
	$30,335,588	$23,480,554	$22,768,874

18.	Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments as at December 31, 2018 and 2017:

As at December 31	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$24,139,281	$24,139,281	$5,260,480	$5,260,480
Short-term investments	47,747,000	47,747,000	-	-
Accounts receivable	10,764,579	10,764,579	8,588,255	8,588,255
Consideration receivable	-	-	82,678,366	82,678,366
Holdback receivable	11,909,368	11,909,368	12,068,773	12,068,773

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$14,378,215	$14,378,215	$10,371,103	$10,371,103
Accrued transaction costs	-	-	22,360,730	22,360,730
Current portion of royalty obligation	1,495,548	1,495,548	1,537,202	1,537,202
Royalty obligation	2,035,010	2,035,010	2,911,810	2,911,810
License fee payable	-	-	501,800	501,800
Other long-term liability	1,200,608	1,200,608	1,135,007	1,135,007

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, license fee payable and other long-term liability are carried at amortized cost. The holdback receivable is carried at FVTPL.

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

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2018 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Holdback receivable	$-	$-	$11,909,368

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$545,680
Current portion of royalty obligation	-	-	1,495,548
Royalty obligation	-	-	2,035,010
Other long-term liabilities	-	-	1,200,608

Included in accounts payable and accrued liabilities as at December 31, 2018 is the current portion of the license fee payable of $545,680.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2017 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Assets held for sale	$-	$14,052,861	$-
Holdback receivable	-	-	12,068,773

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$877,150
Current portion of royalty obligation	-	-	1,537,202
Liabilities held for sale	-	6,976,313	-
Royalty obligation	-	-	2,911,810
License fee payable	-	-	501,800
Other long-term liability	-	-	1,135,007

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable of $877,150.

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2018 would change by approximately $211,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2018 would change by approximately $22,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2018, 2017 and 2016 there were no transfers between Level 1 and Level 2 fair value measurements.

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

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2018	2017
Cash	$17,427,653	$4,086,080
Short-term investments	35,000,000	-
Accounts receivable	7,725,228	6,792,664
Consideration receivable	-	65,905,433
Holdback receivable	8,729,928	9,620,385
Accounts payable and accrued liabilities	(9,902,571)	(7,174,456)
Accrued transaction costs	-	(17,824,416)
Income taxes payable	(775,903)	(1,935,879)
Current portion of royalty obligation	(1,096,282)	(1,225,350)
Royalty obligation	(1,491,724)	(2,321,092)
License fee payable	-	(400,000)
Other long-term liability	(880,082)	(904,749)
	$54,736,247	$54,618,620

Based on the above net exposures as at December 31, 2018, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.7 million (2017 – $3.8 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2018, as a result of the significant cash and cash equivalents and short-term investments held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $720,000 (2017 - $53,000).

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

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2018, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2017 – nil; 2016 – nil).

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2018.

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

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19.	Determination of fair values (continued)

(c)	Royalty obligation

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

(d)	Holdback receivable

The holdback receivable is recorded at its fair value at the date at the date of acquisition and subsequently measured at fair value at each reporting date. Estimating fair value for this asset requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected cash flows from this receivable including potential claims from the Buyer in the Apicore Sales Transaction (Note 10) and an appropriate discount rate and making assumptions about them.

20.	Segmented information

Prior to October 2, 2017, the operations of the Company were classified into two industry segments: the marking and distribution of commercial products (AGGRASTAT®) and the manufacturing and distribution of API, which was classified as held for sale and discontinued operations in 2017 (note 5). No operating segments were aggregated to form these reportable operating segments. Since the sale of API on October 2, 2017, the Company operates under one segment.

Revenue generated from external customers from the marketing and distribution of commercial products (AGGRASTAT®) for the years ended December 31, 2018, 2017 and 2016 was 100% from sales to customers in the United States.

During the year ended December 31, 2018, 100% of total revenue was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

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

Property, plant and equipment and intangible assets are located in the following countries:

As at December 31	2018	2017
Canada	$316,013	$218,488
Barbados	1,705,250	1,756,300
United States	-	3,134
	$2,021,263	$1,977,922

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

21.	Subsequent events

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for the ReDS™ point of care system (“ReDS”) in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure has invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis.

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

4.1	Transfer Agency Agreement between Montreal Trust Company of Canada and the Company dated as of January 26, 2000, whereby Montreal Trust Company of Canada agreed to act as transfer agent and registrar with respect to the Shares [1]

4.2	Medicure International Licensing Agreement between the Company and Medicure International Inc. dated June 1, 2000, wherein the Company granted Medicure International, Inc. a license with regard to certain intellectual property [1]

4.3	Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. dated June 1, 2000, wherein CanAm Bioresearch Inc. agreed to conduct research and development activities for Medicure International, Inc. [1]

4.4	Amendment to the Consulting Services Agreement dated February 1, 2002 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [2]

4.5	Stock Option Plan approved February 4, 2002 [3]

4.5	Amendment dated March 1, 2002 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5]

4.7	Amendment dated August 7, 2003 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [3]

4.8	Amendment to the Consulting Services Agreement dated October 1, 2003 between A.D. Friesen Enterprises Ltd. and the Company whereby consulting services will be provided to the Company by Dr. Albert D. Friesen [4]

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4]

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5]

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5]

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5]

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5]

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6]

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6]

4.16	Amended Stock Option Plan approved October 25, 2005 [6]

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7]

4.18	Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7]

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [14]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [11]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [12]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consents of Independent Registered Pubic Accounting Firms *

101.1NS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

[7] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2007.

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

[12] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 31, 2016.

[13] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 27, 2017.

[14] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on May 1, 2018.

*	Filed herewith
**	Furnished herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2019

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

