Form 20-F
period 2019-12-31
MEDICURE INC
filed 2020-04-16
CIK 1133519

Table of Contents

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

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

At December 31, 2019 the registrant had 10,804,013 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ______	No ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ______	No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No ______

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ✓	No ______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ______	Accelerated Filer ______	Non-Accelerated Filer ✓

Emerging Growth Company _______

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange act. ___

1 The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ______	International Financial Reporting	Other ______
Standards as issued by the International
Accounting Standards Board ✓

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _______	Item 18 _______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ______	No ✓

v

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to Medicure Inc., a Canadian public company existing under the Canada Business Corporations Act.

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2019, the rate for Canadian dollars was US $1.00 for CND $1.2988. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 15, 2020 and all information included in this document should only be considered correct as of such date.

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

“TSXV” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements include, without limitation, statements regarding:

•	The Company’s expectations in regards to the extent and impact of COVID 19 including the timing surrounding these impacts;

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market the ReDS™ PRO system in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, SNP, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT®;

•	the Company’s intention to increase sales of ZYPITAMAGTM;

•	the Company’s intention to increase sales of the ReDS™;

•	the Company’s intention to increase sales of the Company’s generic version of SNP;

•	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution (“PREXXARTAN®”), which is currently on hold pending resolution of the dispute between Carmel Biosciences Inc. (“Carmel”) and the third-party manufacturer of PREXXARTAN®;

•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;

•	the Company’s intention to investigate and advance certain other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of the testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the extent and impact of the COVID 19 outbreak on our business including any impact on our customers, contract manufacturers and other third-party service providers;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company’s revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects;

•	the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company’s ability to bring new products to market;

•	the Company’s ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company’s ongoing relations with its employees and with its business partners.

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

Not applicable

C. Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2019 and 2018, and for the fiscal years ended December 31, 2019, 2018 and 2017, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data of the Company as at December 31, 2017 and 2016 and 2015 and for the year ended December 31, 2016 and 2015 was extracted from the audited financial statements of the Company not included in this Annual Report.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
(as at period end)	$	$	$	$	$
Current Assets	31,364,000	89,587,000	114,558,882	55,211,748	17,448,554
Property and Equipment	1,282,000	316,000	221,622	10,300,639	230,162
Intangible Assets	9,599,000	1,705,000	1,756,300	100,864,817	1,411,992
Goodwill	-	-	-	47,485,572	-
Other Assets	39,000	12,153,000	12,394,881	862,891	2,166,170
Total Assets	42,284,000	103,761,000	128,931,685	214,725,667	21,256,878
Current Liabilities	11,662,000	16,931,000	43,673,908	61,560,600	10,352,462
Non-current Liabilities	3,680,000	3,236,000	4,548,617	114,881,163	6,442,865
Total Liabilities	15,342,000	20,167,868	48,222,525	176,441,763	16,795,327
Net Assets / (Deficiency)	26,942,000	83,594,000	80,709,160	36,193,904	4,461,551
Capital Stock, Warrants and Contributed Surplus	95,341,000	132,464,000	134,579,798	133,476,698	128,304,590
Accumulated Other Comprehensive Income	(5,751,000)	1,268,000	673,264	681,992	1,071,735
Deficit	(62,648,000)	(50,138,000)	(54,543,902)	(97,964,786)	(124,947,427)
Non-controlling Interest	-	-	-	2,090,000	-
Statement of Net (Loss) Income (for the fiscal year ended on)
Product Sales	20,173,000	29,109,000	27,133,000	29,304,800	22,083,128
Loss on Settlement of Debt	-	-	-	-	(60,595)
Net (Loss) Income for the Period from continuing operations	(19,786,000)	3,926,000	11,497,000	3,624,323	1,668,429
Net income for the Period from discontinued operations	-	-	31,924,000	23,358,318	-
Comprehensive (Loss) Income for the Period	(26,805,000)	4,521,000	43,412,000	26,560,245	2,474,488
(Loss) Income Per Share from continuing operations
Basic	(1.32)	0.25	0.74	0.24	0.12
Diluted	(1.32)	0.24	0.63	0.21	0.11
Income
Per Share from discontinued operations

Basic	-	-	2.04	1.56	-
Diluted	-	-	1.76	1.35	-
(Loss) Income
Per Share
Basic	(1.32)	0.25	2.78	1.80	0.12
Diluted	(1.32)	0.24	2.39	1.56	0.11
Weighted-Average Number of Common Shares Outstanding – Continuing Operations
Basic	14,998,540	15,791,396	15,636,853	15,002,005	13,461,609
Diluted	14,998,540	16,563,663	18,138,080	17,316,401	15,765,570
Weighted-Average Number of Common Shares Outstanding – Discontinued Operations
Basic	14,998,540	15,791,396	15,636,853	15,002,005	13,461,609
Diluted	14,998,540	16,563,663	18,138,080	17,316,401	15,765,570
Weighted-Average Number of Common Shares Outstanding
Basic	14,998,540	15,791,396	15,636,853	15,002,005	13,461,609
Diluted	14,998,540	16,563,663	18,138,080	17,316,401	15,765,570

Dividends

No cash dividends have been declared nor are any intended to be declared in the foreseeable future. The Company is not subject to legal restrictions respecting the payment of dividends except that they may not be paid if the Company is, or would after the payment be, insolvent. Dividend policy will be based on the Company’s cash resources and needs and it is anticipated that all available cash will be required to further the Company’s research and development activities for the foreseeable future.

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 14, 2020, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3904. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015

Period End	1.2988	1.3642	1.2545	1.3427	1.3840
Average for the Period*	1.3269	1.2957	1.2986	1.3248	1.2787
High for the Period	1.3600	1.3642	1.3743	1.4590	1.4004
Low for the Period	1.2988	1.2288	1.2128	1.2544	1.1680

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

Month	High	Low
March 2020	1.4496	1.3421
February 2020	1.3429	1.3224
January 2020	1.3233	1.2970
December 2019	1.3302	1.2988
November 2019	1.3307	1.3148
October 2019	1.3330	1.3056
September 2019	1.3343	1.3153
August 2019	1.3325	1.3217
July 2019	1.3182	1.3038
June 2019	1.3527	1.3087
May 2019	1.3527	1.3410
April 2019	1.3493	1.3316
March 2019	1.3438	1.3260
February 2019	1.3298	1.3095
January 2019	1.3600	1.3144

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in the Company’s common shares.

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

Disease outbreaks may negatively impact the performance of the Company

A local, regional, national or international outbreak of a contagious disease, including the COVID 19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID 19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

The fact that the Company currently derives nearly all of its revenue from a single product, AGGRASTAT®, exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.

At December 31, 2019, the Company had AGGRASTAT®, ZYPITAMAGTM, ReDSTM, and SNP available for sale commercially, but 96% of the Company’s revenues were derived from AGGRASTAT®. The remainder of the Company’s commercial products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will depend in significant part on its ability to maintain or expand sales of AGGRASTAT®, increase sales of ZYPITAMAGTM, ReDSTM, and SNP and to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors which remain uncertain, including the following:

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

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM (pitavastatin magnesium), a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183,000 to Company for the year ended December 31, 2019 and $652,000 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

ZYPITAMAG competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAGTM has been slow resulting in low sales of ZYPITAMAGTM recorded for the year ended December 31, 2019. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAGTM in 2020 and beyond as there is no assurance that a viable market for ZYPITAMAGTM will develop. The failure of the Company to grow sales of ZYPITAMAGTM, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

There is no assurance that the Company will be successful in launching SNP and growing its revenues in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in growing its sales of SNP in 2020 and beyond. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

There is no assurance that the Company will be successful in marketing ReDSTM and growing sales from the product in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

At the time of the signing of the marketing agreement, ReDSTM was available commercially in the United States, however, there is no assurance that the Company will be successful in its marketing efforts regarding ReDSTM and achieve significant sales growth in 2020 and beyond as planned, or at all. Further, there is no assurance that a viable market for ReDSTM will develop in 2020 and beyond. The failure of the Company to successfully market and grow sales of ReDSTM, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6.3 million was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

The commercial launch and marketing of PREXXARTAN® (valsartan) oral solution has been placed on hold by the Company and the Company may not commercially launch the product.

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN®, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

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

As a result of the uncertainty surrounding the marketing rights for PREXXARTAN®, marketing activities remain on hold in regards to the product. There can be no assurances that the Company launches the product commercially in 2020 or future years. Further, there is no assurance that the Company will be successful in its launching PREXXARTAN® and achieve sales results as planned, or at all. Further, there is no assurance that a viable market for PREXXARTAN® will develop if the marketing efforts begin.

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

While the Company’s approved product portfolio has grown during 2019 to AGGRASTAT®, ZYPITAMAGTM, PREXXARTAN®, which is currently on hold, ReDSTM and SNP, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

For the year ended December 31, 2019, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAGTM and ReDSTM with initial revenue from SNP being earned beginning in 2020. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from. Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market. AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2019, there are generic versions of a competing product, eptifibatide, that are commercially available and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

Moreover, due to the previously seen growth in sales of AGGRASTAT®, there is increased probability that generic companies will attempt to enter the U.S. market before the last AGGRASTAT® patent expires. If this occurs, the Company will have to defend its patent position and market exclusivity for AGGRASTAT® against larger, better funded and more experienced generic companies. The entry of a generic version of AGGRASTAT® into the market would have a major negative effect on both the volume and profitability of the Company’s AGGRASTAT® sales.

Further to this, as announced on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ‘660 patent”).

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ‘660 patent. The ‘660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure vigorously defend the ‘660 patent and pursued the patent infringement action against Gland and all other legal options available to protect its patent rights.

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., settled its ongoing patent infringement action against Gland. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

Additionally, the Company announced it had filed a patent infringement action against Nexus Pharmaceuticals, Inc. (“Nexus”) in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the ‘660 patent. Medicure will vigorously defend the ‘660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

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

The Company’s subsidiary, Medicure Pharma, Inc., has entered into a supply arrangement with a third-party manufacturer of ZYPITAMAGTM which will expire on September 19, 2029.

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

The use of legal, regulatory, and legislative strategies by competitors, both branded and generic, including “authorized generics,” citizen’s petitions, and legislative proposals, may increase the costs to develop and market the Company’s generic products, could delay or prevent new product introductions, and could reduce significantly the Company’s profit potential. These factors could have a material adverse effect on the Company’s business, financial position, and operating results.

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

As at December 31, 2019, the Company has several products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including: demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. The Company’s initial development product, SNP, became commercially available during the third quarter of 2019 in the United States with initial sales beginning in early 2020. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

The Company may not achieve its projected development and commercial goals in the time frames it announces and expects.

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, ZYPITAMAGTM ReDSTM, SNP and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

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

As of December 31, 2019, the Company had 10,804,013 common shares issued and outstanding. A further 1,428,408 common shares are issuable upon exercise of outstanding stock options (of which 1,059,308 were exercisable at December 31, 2019) and another 900,000 common shares are issuable upon exercise of share purchase warrants, all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, a consolidation of shares was completed to reduce the total number of outstanding shares.

On May 16, 2018, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2018 NCIB”). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5.1 million. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company’s notice of intention to make an additional normal course issuer bid (the “2019 NCIB”). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as the Company may complete its maximum purchases allowed under the 2019 NCIB. From the commencement of the 2019 NCIB, the Company purchased and cancelled 421,300 common shares for a total cost of $2.1 million. The prices that the Company paid or will pay for common shares purchased was or will be the market price of the shares at the time of purchase.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 – 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4.1 million (2018 - $3.0 million). During the year ended December 31, 2019 the Company recorded $1.8 million (2018 - $480,000) directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $6.0 million (2018 - $3.5 million).

On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash. The Company incurred an additional $139,000 on transaction costs related to the SIB for a total aggregate purchase price paid of $26.1 million. During the year ended December 31, 2019, the Company recorded $5.5 million directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31.6 million.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2019 to December 31, 2019, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$6.85 and CDN$3.05 respectively, with a total trading volume of 1,979,700 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2019 to December 31, 2019 has fluctuated, with a high of 323,400 shares and a low of no shares traded, averaging approximately 7,887 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2019. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2019 or December 31, 2018, and does not expect that it will be a PFIC for the taxable year ending December 31, 2020. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

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

In August 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for U.S. $19.0 million.

In September 2007, the Company monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (“Birmingham”), an affiliate of Elliott Associates, L.P. (“Elliott”) for proceeds of US$25 million. This debt was subsequently settled in July 2011 for consideration that included a royalty payable by the Company to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2.0 million of quarterly AGGRASTAT® sales, six percent on the portion of quarterly sales between $2.0 million and $4.0 million and eight percent on the portion of quarterly sales exceeding $4.0 million payable within 60 days of the end of the preceding quarter.

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

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

The Company received approval in August of 2018 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning in early 2020. As well, the Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to more than five approved products in 2021.

In 2020, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT®, ZYPITAMAGTM, ReDSTM, and SNP and the development of additional generic cardiovascular products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAGTM, ReDSTM and SNP and the development and/or acquisition of new products and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAGTM, ReDSTM and SNP and develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

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

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. (“Medicure USA”), entered into an arrangement whereby they acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years. Specifically, the Company and Medicure USA acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC were to be wholly-owned operating subsidiaries. The Company’s equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore. The business and operations of Apicore were distinct from the Company, and the Company’s primary operating focus continued to remain on the sale and marketing of AGGRASTAT®.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “Term Loan”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“Crown”) (TSX: CRN) for $60.0 million of which $30.0 million was syndicated to the Ontario Pension Board (“OPB”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction. Additionally, the Company incurred an early prepayment penalty of $2.4 million relating to the early repayment of the Term Loan.

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

On July 10, 2017, the Company announced that Apicore repaid the U.S.$9.8 million secured loan previously provided to Apicore by Medicure. Additionally, Apicore provided a U.S.$14.8 million loan to Medicure bearing interest at 12% per annum with a term of three years. These funds were obtained from Apicore’s current business which includes API sales, ANDA development partnership payments, and royalty and upfront payments from ANDA commercial partnerships. The loan proceeds were used by Medicure to help satisfy the purchase price of the 2017 Apicore Transaction.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the company of U.S.$280,000. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,000 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$2.0 million during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the statement of financial position in the Company’s consolidated financial statements was reduced.

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Sales Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105.0 million of which approximately U.S.$55.0 million was received on October 3, 2017, with the remainder to be received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50.0 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50.0 million was included in the total net proceeds of U.S.$105.0 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure’s interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure’s interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure will receive a net payment of U.S. $5.1 million in relation to the holdback.

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the Company’s recently completed substantial issuer bid.

B. Business Overview

Plan of Operation

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAGTM and SNP and the sale and marketing of the ReDS™ PRO medical device. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183,000 to Company for the year ended December 31, 2019 and $652,000 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

The Company received approval in August of 2019 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning in early 2020.

On January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDSTM is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient’s condition and may lead to a significant decrease in readmissions and hospital costs. Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ was already being marketed to U.S. hospitals by Sensible and Medicure began marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure receives a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested U.S. $10 million in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. In connection with the investment, Medicure’s Chief Executive Officer, Dr. Albert Friesen, was appointed to the Board of Directors of Sensible.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6.3 million was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to five or more approved products in 2021.

The increased sales of AGGRASTAT® that was experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 dramatically improved the Company’s financial position compared to previous years. The Company completed a SIB in December of 2019 where it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in the payment $26.0 million. After the closing of the transaction and despite lower cash balances and working capital levels, the Company’s financial position remains strong..

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAGTM, ReDS™ PRO and SNP and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”). The marketing and sales of ZYPITAMAGTM became a key focus of the Company during 2018 and throughout 2019 and the marketing and sales of ReDSTM became a key focus of the Company during the first quarter of 2019.

The Company has historically financed its operations principally through the net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately U.S. $105.0 million, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the recently completed SIB and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.

Recent Developments

COVID-19

Subsequent to December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

Substantial issuer bid

On November 4, 2019 the Company announced its intention to commence a SIB (the “Offer”) pursuant to which the Company offered to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer commenced on November 13, 2019 and expired at 5:00 p.m. (Eastern Standard Time) on December 19, 2019.

A total of 10,154,952 Common Shares were properly deposited under the Offer and not withdrawn. As the Offer was oversubscribed, the Company purchased Common Shares deposited on a pro rata basis following the determination of the final results of the Offer. Tendering shareholders had approximately 39.4% of their tendered Common Shares purchased by the Company under the Offer. The Common Shares that were purchased under the Offer represented approximately 27.0% of the outstanding Common Shares as at the time that the Offer was commenced. After giving effect to the Offer, the Company had 10,804,013 Common Shares outstanding.

The Offer was funded from the Company’s existing cash on hand. The Company believed Medicure’s underlying value and its long-term growth prospects were not reflected in the trading price of its Common Shares prior to the announcement of the SIB. As such, Medicure believes that the purchase of Common Shares under the Offer represented a reasonable use of a portion of its significant cash resources resulting from the Company’s successful purchase and subsequent sale of the Apicore business.

During the ten months ended October 31, 2019, the closing prices of the Common Shares on the TSX Venture Exchange (“TSXV”) ranged from a low of $3.00 to a high of $6.85. The closing price of the Common Shares on the TSXV on November 1, 2019 (the last full trading day before the announcement of the SIB) was $3.22. The purchase price of $6.50 per Common Share represented a 101.9% premium over the closing price of the Common Shares on the TSXV on November 1, 2019.

The Offer was optional for all shareholders, who were free to choose whether to participate and how many Common Shares to tender. Shareholders who did not deposit their Common Shares (or whose Common Shares were not purchased under the Offer) realized a proportionate increase in their equity interest in the Company.

As more than 4.0 million Common Shares were properly tendered to the Offer, Medicure took-up and paid for the tendered Common Shares on a pro-rata basis according to the number of Common Shares tendered (with adjustments to avoid the purchase of fractional Common Shares). The Offer was not conditional upon any minimum number of Common Shares being tendered but was subject to various other conditions disclosed in the Offer Documents.

Neither the Company nor its board of directors made any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders were strongly urged to read and carefully evaluate all information in the Offer Documents and to consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

The Company suspended its existing normal course issuer bid (“NCIB”) in connection with the commencement of the Offer and no subsequent purchases were completed under such NCIB prior to completion of the Offer.

The Company had engaged Computershare Trust Company of Canada to act as the depositary (the “Depository”) for the Offer. Any Common Shares deposited under the Offer but not purchased, including any Common Shares invalidly deposited, were returned to the depositing shareholders by the Depositary.

The full details of the Offer were described in the Company’s offer to purchase and issuer bid circular dated November 1, 2019, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which are available on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.com.

Completion of SAVI-PCI study

On December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial.

SAVI-PCI was a randomized, multicenter, open-label study enrolling 535 patients at thirteen sites in the United States, which compared tirofiban high-dose bolus injection followed by a maintenance infusion for 1-2 hours post-PCI to label-dosing eptifibatide (double bolus followed by 12-18 hour maintenance infusion). Comparisons to a long-infusion tirofiban arm (high-dose bolus injection followed by 12-18 hour maintenance infusion post-PCI) were also performed. The primary endpoint of the study was to assess whether the short infusion tirofiban regimen in patients undergoing PCI was non-inferior to the aforementioned eptifibatide regimen. The primary endpoint was a composite rate of death, periprocedural myonecrosis, urgent target vessel revascularization (uTVR) or in-hospital, non-CABG related major bleeding within 48 hours following PCI or hospital discharge, whichever comes first, quantified according to REPLACE-2 criteria. This study was sponsored by Medicure.

Topline results of the SAVI-PCI trial will be communicated in 2020.

Completion of enrolment of the FABOLUS-FASTER trial

On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Topline results of the FABOLUS-FASTER Phase 4 trial will be communicated in 2020.

Settlement of holdback receivable

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure’s interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure’s interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of U.S. $5.1 million in relation to the holdback receivable.

Patent infringement filing

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the ‘660 patent.

The ‘660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ‘660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

SMILE™-HF study demonstrates use of ReDSTM results in reductions in hospital readmission rates

On October 15, 2019 the Company announced the primary results of the late-breaking SMILETM-Heart Failure (“SMILE-HF”) Clinical Trial which was presented at the Heart Failure Society of America (“HFSA”) conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

Preferred pricing agreement for ZYPITAMAGTM with the ADAP Crisis Task Force

On October 3, 2019, the Company announced that it reached a preferred pricing agreement with the AIDS Drug Assistance Program (“ADAP”) Crisis Task Force for ZYPITAMAGTM. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAGTM has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

Acquisition of full US ownership of ZYPITAMAGTM

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it acquired the ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales.

Medicure previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Launch of ReDSTM PRO

On September 17, 2019 the Company announced the launch of the ReDSTM PRO (“ReDSTM PRO”) system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation.

Medicure previously announced, on January 28, 2019, that it had entered an agreement with Sensible to become the exclusive marketing partner for the ReDS™ point of care system in the United States, a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The ReDSTM PRO represents the next generation of this device.

An impairment on the license over ReDSTM and the Company’s investment in Sensible was recorded during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company is continuing to market the ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment in Sensible.

Settlement of Patent Infringement Action

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., settled its ongoing patent infringement action against Gland in the U.S. District Court for the District of New Jersey, which alleged infringement of the ‘660 patent. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

The Company had filed the patent infringement action against Gland alleging infringement of the ‘660 patent. The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ‘660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023.

Grant of Stock Options

On June 26, 2019, the Company announced that the Board of Directors approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $4.95 per share.

Appointment of President and Chief Operating Officer

On June 26, 2019, the Company announced that Dr. Neil Owens has been appointed President and Chief Operating Officer of the Company effective July 1, 2019. In this capacity, Dr. Owens will be responsible for implementing the Company’s strategic plans, and overseeing day-to-day operations, including the advancement and management of new and existing pharmaceutical products. Dr. Albert Friesen had served as the Company’s President since May of 2016 and will continue to serve as Chief Executive Officer of the Company and as Chair of its Board of Directors.

Normal Course Issuer Bid

On May 30, 2019, the Company announced that the TSXV has accepted the Company’s notice of intention to make a NCIB (the “2019 NCIB”).

Under the terms of the 2019 NCIB, Medicure could acquire up to an aggregate of 761,141 common shares. In the opinion of the Company, its common shares had been trading at prices that did not reflect its underlying value. Accordingly, Medicure believed that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

As of May 29, 2019, the Company had 15,222,813 common shares outstanding, of which 6,758,666 common shares represented the public float of Medicure. Under TSXV policies, Medicure was entitled to purchase up to the maximum of 761,141 common shares, representing 5% of the then common shares outstanding, over the 12-month period that the 2019 NCIB is in place.

The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as Medicure may complete its maximum purchases under the 2019 NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. (“PI”) acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company paid or will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it had entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the 2019 NCIB. Under the Plan, PI may purchase common shares under the 2019 NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2019, the Company purchased and cancelled 421,300 of its common shares between May 30, 2019 and December 31, 2019 for a total cost to the Company of $2.1 million under the 2019 NCIB.

The Company suspended the 2019 NCIB in connection with its commencement of the SIB and no subsequent purchases were completed under the 2019 NCIB for the remainder of 2019.

Under the Company’s previous NCIB, which expired on May 27, 2019, the Company purchased and cancelled 771,900 of its common shares between May 28, 2018 and May 27, 2019 for a total cost to the Company of $5.1 million.

Appointment of Ms. Manon Harvey to the Company’s Board of Directors

On May 15, 2019, the Company announced the appointment of Manon Harvey CPA, CA, to the Board of Directors. Ms. Harvey is a CPA, CA, and holds a Bachelor of Commerce (summa cum laude) from the University of Ottawa. Additionally, Ms. Harvey has her ICD.D designation from the Institute of Corporate Directors. In January 2019, she joined the University of British Columbia’s Okanagan Campus as Director, Integrated Planning and Chief Budget Officer where she is responsible for supporting the University’s mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation (“CFI”), Ms. Harvey was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee of the Royal Canadian Mounted Police.

Agreement to Market ReDS™ Device

On January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDSTM is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient’s condition and may lead to a significant decrease in readmissions and hospital costs. Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ was already being marketed to U.S. hospitals by Sensible and Medicure began marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure receives a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested U.S. $10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. In connection with the investment, Medicure’s Chief Executive Officer, Dr. Albert Friesen, was appointed to the Board of Directors of Sensible.

An impairment on the license over ReDSTM and the Company’s investment in Sensible was recorded during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company is continuing to market the ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment in Sensible.

Commercial:

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

Net AGGRASTAT® product sales for year ended December 31, 2019 were $19.4 million compared to $28.5 million during the year ended December 31, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower during 2019 than the prior year however the number of new hospital customers using AGGRASTAT® continued to increase leading to patient market share held by the product increasing to approximately 67% as at December 31, 2019. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product became increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the year ended December 31, 2019 with the year ended December 31, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ‘660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure will vigorously defend the ‘660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent.

The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ‘660 patent.

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183,000 to Company for the year ended December 31, 2019 and $652,000 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

On October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the ADAP Crisis Task Force for ZYPITAMAGTM. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAGTM has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient’s condition and may lead to a significant decrease in readmissions and hospital costs. Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

On October 15, 2019 the Company announced the primary results of the late-breaking SMILE-HF Clinical Trial which was presented at the HFSA conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6,336 was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording the impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN®, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company was withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM, the sales and marketing of ReDSTM and SNP, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

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

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure’s sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

The sNDA filing was accompanied by a mandatory U.S. $1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold in two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated in 2020.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the acquisition of ZYPITAMAGTM and the marketing partnership for ReDSTM, the Company expects to transform its commercial suite of products to at least five approved products in 2021.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure – Medical Device	Approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
SNP	Acute Cardiology	ANDA approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXAL TM – On hold P5P - Regulatory and clinical planning underway

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

As at December 31, 2019, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAGTM would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in launching SNP in 2020 and growing sales for the product. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

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

There are a number of approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAGTM will compete with these drugs to the extent ZYPITAMAGTM and any of these drugs are approved for the same or similar indications.

SNP is being sold into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful at growing sales of its SNP in 2020. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

Divesture of Apicore

On October 3, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S. $105.0 million of which approximately U.S. $55.0 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that was to be received in 2019 as per the terms of the agreements. These funds received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company received the deferred purchase price proceeds of approximately U.S. $50.0 million from the Buyer as a result of the Apicore Sale Transaction. The U.S. $50.0 million was included in the total net proceeds of U.S. $105.0 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure’s interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure’s interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure will receive a net payment of U.S. $5.1 million in relation to the holdback receivable.

Competitive Strategy and Position

The Company is primarily focusing on:

●	Maintaining and growing AGGRASTAT® sales in the United States

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

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure’s sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

●	Growing sales of ZYPITAMAGTM in the United States

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183,000 to Company for the year ended December 31, 2019 and $652,000 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

●	Growing sales of ReDSTM in the United States

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient’s condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6.3 million was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

●	Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

●	Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2019, the Company had use of approximately 14,720 square feet.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2019 and December 31, 2018 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

●	The valuation of the investment in Sensible Medical

●	The valuation of the royalty obligation

●	The provisions for returns, chargebacks, rebates and discounts

●	The measurement of intangible assets

●	The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, short-term investments and accounts receivable are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. The holdback receivable was classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was classified within this category.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis.

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

The acquisition payable was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining an appropriate discount rate.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

Provision for returns, chargebacks, rebates and discounts

The Company has three commercially available products that generated revenue for the year ended December 31, 2019, AGGRASTAT®, ZYPITAMAG™ and ReDSTM (the “Products”) which it sells to United States customers. AGGRASTAT® and ZYPITAMAG™ are sold to wholesalers for resale; with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG™ is primarily sold by wholesalers to pharmacies. The Company sells ReDSTM directly to end users. Revenue from the sale of AGGRASTAT® and ZYPITAMAG™ is recognized upon the receipt of goods by the wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the wholesaler in accordance with the terms of the sale. Revenue from the sale of ReDSTM is recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company’s patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. The Company and its subsidiaries have open tax years, primarily from 2010 to 2019, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Set out below is the impact of the mandatory adoption of the new accounting standard:

IFRS 16, Leases (“IFRS 16”)

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, recognizing a right of use asset equal to the lease liability at the date of initial application, and prior periods were not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve (12) months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party, to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,000 per annum until the end of the term of the lease. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316,000	$677,000	$993,000

Current liabilities
Lease obligation	$-	$300,000	$300,000

Non-current liabilities
Lease obligation	$-	$377,000	$377,000
	$316,000	$-	$316,000

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715,000
Adjustment of lease commitments to present value of lease liability	(38,000)
Lease obligation as at January 1, 2019	$677,000

Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238,000 per annum for three years ending October 31, 2022 with an 18-month renewal period available. This resulted in an increase to the ROU asset of $685,000. As at December 31, 2019, the lease obligation of the statement of financial position totaled $1.1 million with $240,000 recorded as the current portion of the lease obligation.

NEW ACCOUNTING STANDARD NOT YET ADOPTED

Amendments to IFRS 3 – definition of a business:

In October 2018, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

A. Operating Results

General

Through 2019, the Company was focused on maintaining and growing the sales AGGRASTAT® and ZYPITAMAGTM and the commercial launch of ReDSTM. The Company earned its initial revenue from SNP in January of 2020.

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

Twelve Months Ended December 31, 2019 Compared to the Twelve Months Ended December 31, 2018

Net AGGRASTAT® product sales for year ended December 31, 2019 were $19.4 million compared to $28.5 million during the year ended December 31, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower during 2019 than the prior year however the number of new hospital customers using AGGRASTAT® continued to increase leading to patient market share held by the product increasing to approximately 67% as at December 31, 2019. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product has become increasingly important to the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the year ended December 31, 2019 with the year ended December 31, 2018, which led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods and decreased demand.

During the year ended December 31, 2019, ReDSTM contributed revenue of $618,000 from the sale of the product in the United States.

Net ZYPITAMAGTM product sales for year ended December 31, 2019 were $183,000 compared to $652,000 during the year ended December 31, 2018.

The Company currently sells ZYPITAMAGTM to drug wholesalers. These wholesalers subsequently sell ZYPITAMAGTM to pharmacies who in turn sell the product to patients. The decrease in ZYPITAMAGTM product sales for the year ended December 31, 2019 is a result of initial stocking at the wholesale level during the year ended December 31, 2018. The Company expects ZYPITAMAGTM revenues to grow throughout 2020 and beyond.

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAGTM.

AGGRASTAT® cost of goods sold for the year ended December 31, 2019 was $3.6 million compared to $3.7 million for the year ended December 31, 2018. The decrease to cost of goods sold is the result of lower volume of AGGRASTAT product sold, as well as a higher percentage of 250 ml bags sold versus the other AGGRASTAT® formats.

ReDSTM cost of goods sold for the year ended December 31, 2019 totaled $904,000 and consisted of $263,000 paid to Sensible in relation to ReDSTM from the revenue sharing arrangement relating to product sold by the Company during 2019 and $641,000 related to the amortization of the ReDSTM license, which was recorded on the statement of financial position within intangible assets, prior to the impairment recorded over the ReDSTM intangible assets.

ZYPITAMAGTM cost of goods sold for the year ended December 31, 2019 totaled $1.9 million and includes $34,000 relating to product sold to the Company’s wholesale customers, $1.0 million relating to a write-down of ZYPITAMAGTM product inventory, $797,000 from amortization of the ZYPITAMAGTM license and $2,000 relating to royalties on the sale of ZYPITAMAGTM resulting from the acquisition of the product in September of 2019.

The cost of goods sold related to SNP relates to an impairment loss on the write-down of inventory of $940,000 recorded during the year ended December 31, 2019 as a result of reduced selling prices for the product experienced in the market pertaining to SNP.

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP.

Selling expenses for the year ended December 31, 2019 were $13.4 million compared to $15.6 million for the year ended December 31, 2018.

Commercial sales expenses decreased during the year ended December 31, 2019 as compared to the prior year due to commercial launch costs relating to ZYPITAMAGTM being incurred during the year ended December 31, 2018 as well as cost reductions implemented by the Company during 2019.

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2019 were $3.4 million compared to $3.9 million for the year ended December 31, 2018. The decrease in general and administrative expenses is primarily related to lower share-based compensation expenses during the year ended December 31, 2019 as compared to the year ended December 31, 2018.

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

Net research and development expenditures for the year ended December 31, 2019 were $4.3 million compared to $6.7 million for the year ended December 31, 2018. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The decrease experienced during the year ended December 31, 2019 when compared to the year ended December 31, 2018 is a result of the timing of expenses pertaining to the Company’s development projects, particularly the Company’s additional ANDA development projects.

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure’s interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure’s interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1.5 million on the statement of financial position as at December 31, 2018.

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received U.S. $5.1 million (CDN$6.7 million) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3.6 million to the net recoverable value from the negotiated settlement.

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company’s commercial strategy.

The Company has considered indicators of impairment as at December 31, 2019 and 2018. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company did not record any write-down of intangible assets during the year ended December 31, 2018.

With respect to the intangible asset related to ZYPITAMAGTM, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $1.6 million at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  A seven percent reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

The finance income for the year ended December 31, 2019 relates to interest on cash and investments held by the Company and a recovery from accretion on the Company’s royalty obligation, partially offset by bank changes, accretion of the Company’s acquisition payable and other interest incurred during the year ended December 31, 2019. This compares to finance income for the year ended December 31, 2018, which relates to interest on cash and investments held by the Company, offset primarily by accretion on the Company’s royalty obligation.

The foreign exchange loss for the year ended December 31, 2019 compared to a gain for year ended December 31, 2018 relates to decrease in the US dollar exchange rate between December 31, 2018 and December 31, 2019, which led to the foreign exchange loss as it applies to the significant US dollar cash held by the Company as at the end of both periods.

The income tax expense of $145,000 during the year ended December 30, 2019 is primarily related to changes to the Company’s tax loss carryforwards in Barbados during the period compared to income tax expense of $897,000 during the year ended December 31, 2018, which resulted from taxable income in the United States from the Company’s commercial business during the period.

For the year ended December 31, 2019, the Company recorded a net loss of $19.8 million or $1.32 per share ($1.32 per share diluted) compared to net income of $3.9 million or $0.25 per share ($0.24 per share diluted) for the year ended December 31, 2018. As discussed above, the main factors contributing to the net loss were the impairment loss recorded on the ReDSTM license, impairment losses recorded in regards to inventories of ZYPITAMAGTM and SNP, a loss recorded upon the settlement of the holdback receivable, lower revenues and foreign exchange losses experienced during the year ended December 31, 2019.

For the year ended December 31, 2019, the Company recorded a total comprehensive loss of $26.8 million compared to total comprehensive income of $4.5 million for the year ended December 31, 2018. The change in comprehensive loss results from the factors described above resulting in the net loss for the year ended December 31, 2019 as well as a loss of $6.3 million from the revaluation of the investment in Sensible Medical made during the year ended December 31, 2019. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6.3 million associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower than expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement.

The weighted average number of common shares outstanding used to calculate basic (loss) income per share for the year ended December 31, 2019 and 2018 was 14,998,540 and 15,791,396, respectively.

The weighted average number of common shares outstanding used to calculate diluted (loss) income per share for the year ended December 31, 2019 and 2018 was 14,998,540 and 16,563,663, respectively.

As at December 31, 2019, the Company had 10,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,428,408 stock options, of which 1,059,308 were exercisable, to purchase common shares outstanding.

As at April 15, 2020, the Company had 10,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,394,208 stock options, of which 1,074,708 were exercisable, to purchase common shares outstanding.

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

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

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

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM.

Selling expenses for the year ended December 31, 2018 were $15.6 million compared to $11.5 million for the year ended December 31, 2017.

Commercial sales expenses increased during the year ended December 31, 2018 as compared to the prior year as sales and marketing costs including the size of the Company’s commercial team increased between the two periods to support the launch of ZYPITAMAGTM as well as on going sales efforts of the commercial team in regards to the Company’s products.

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2018 were $3.9 million compared to $3.4 million for the year ended December 31, 2017. General and administrative expenses increased for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily as a result of $1.0 million of stock-based compensation recorded during the year ended December 31, 2018 compared to $491,000 for the year ended December 31, 2017.

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

Net research and development expenditures for the year ended December 31, 2018 were $6.7 million, compared to $5.1 million for the year ended December 31, 2017. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The increase in research and development expenditures for the year ended December 31, 2018 when compared to the year ended December 31, 2017 is as a result of the timing of expenses and work associated with each development project undertaken by the Company, primarily the Company’s development of additional generic ANDA cardiovascular products.

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

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1.5 million on the statement of financial position as at December 31, 2018. The Buyer did not make the required payments on the holdback receivable in February and April 2019.

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

The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company’s commercial strategy.

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

For the year ended December 31, 2018, the Company recorded consolidated net income from continuing operations of $3.9 million or $0.25 per share ($0.24 per share diluted) compared to consolidated net income from continuing operations of $11.5 million or $0.74 per share ($0.63 per share diluted) for the year ended December 31, 2017. As discussed above, the main factors contributing to the net income decrease was higher selling, general and administrative expenses and research and development expenses for the year ended December 31, 2018 when compared to the year ended December 31, 2017 and the revaluation of the holdback receivable, offset by higher foreign exchange gains and finance income, net. For the year ended December 31, 2018, the Company did not record any net income or loss from discontinued operations related to the Apicore business compared to income from discontinued operations of $31.9 million or $2.04 per share ($1.76 per share diluted) in the year ended December 31, 2017. For the year ended December 31, 2018, the Company recorded net income of $3.9 million or $0.25 per share ($0.24 per share diluted) compared to net income of $43.4 million or $2.78 per share ($2.39 per share diluted) for the year ended December 31, 2017.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S. $105.0 million of which approximately U.S. $55.0 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10.0 million that is due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S. $50.0 million from the Buyer as a result of the Apicore Sale Transaction. The U.S. $50.0 million was included in the total net proceeds of U.S. $105.0 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of U.S. $5.1 million in relation to the holdback receivable.

The funds received from the Apicore sales transaction were invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the Company’s recently completed SIB.

Cash used in operating activities for the year ended December 31, 2019 was $14.6 million compared to cash from operations of $742,000 for the comparable period in the prior year. The decrease in cash from operating activities is primarily due to the net loss incurred during the year ended December 31, 2019.

Cash from investing activities for the year ended December 31, 2019 totaled $34.3 million primarily from the conversion of short-term investments into cash which totaled $47.7 million and $6.7 million was received in relation to the proceeds from the holdback receivable. Offsetting this where payments made by the Company during the year ended December 31, 2019 in regards to the acquisition of ZYPITAMAGTM which totaled $6.6 million and the acquisition of ReDSTM intangible assets for $7.0 million and the investment in Sensible Medical Innovations Ltd. of $6.3 million. Additionally, $186,000 was spent regarding the acquisition of property, plant and equipment during the year ended December 31, 2019. For the year ended December 31, 2018, $65.2 million was received as proceeds from the Apicore Sale Transaction, $44.1 million was used to acquire short-term investments, $1.3 million was paid for the acquisition of the ZYPITAMAGTM license and $197,000 was spent regarding the acquisition of property, plant and equipment resulting in cash from investing activities of $19.7 million during the year ended December 31, 2018.

Cash used in financing activities for the year ended December 31, 2019 totaled $30.3 million and related to cash paid to acquire the Company’s common shares under the SIB which totaled $26.1 million, cash paid to acquire the Company’s common shares under the NCIB which totaled $4.1 million, offset by the receipt of $20,000 from employees exercising stock options during the year. Cash used in financing activities for the year ended December 31, 2018 totaled $2.7 million and related to cash paid to acquire the Company’s common shares under the NCIB which totaled $3.0 million, offset by the receipt of $363,000 from employees exercising stock options during the year.

As at December 31, 2019, the Company had unrestricted cash totaling $13.0 million compared to $24.1 million as of December 31, 2018. The Company did not have any short-term investments as at December 31, 2019. At December 31, 2018, the Company had short-term investments in the form of term deposits with maturities of greater than three months and less than one year which totaled $47.7 million. As at December 31, 2019, the Company had working capital of $19.7 million compared to $72.7 million as at December 31, 2018.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 – 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4.1 million (2018 - $3.0 million). During the year ended December 31, 2019 the Company recorded $1.8 million (2018 - $480,000) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $6.0 million (2018 - $3.5 million).

On December 20, 2019, the Company completed a SIB pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash. The Company incurred an additional $139,000 on transaction costs related to the SIB for a total aggregate purchase price paid of $26.1 million. During the year ended December 31, 2019, the Company recorded $5.5 million directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31.6 million.

The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2019.

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

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure’s sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

The sNDA filing was accompanied by a mandatory U.S. $1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold in two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated in 2020.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the acquisition of ZYPITAMAGTM and the marketing partnership for ReDSTM, the Company expects to transform its commercial suite of products to at least five approved products in 2021.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure – Medical Device	Approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
SNP	Acute Cardiology	ANDA approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P - Regulatory and clinical planning underway

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

As at December 31, 2019, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 1 issued patent from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

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

D. Trend Information

Net AGGRASTAT® product sales for year ended December 31, 2019 were $19.4 million compared to $28.5 million during the year ended December 31, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower during 2019 than the prior year however the number of new hospital customers using AGGRASTAT® continued to increase leading to patient market share held by the product increasing to approximately 67% as at December 31, 2019. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product became increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the year ended December 31, 2019 with the year ended December 31, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

During the year ended December 31, 2019, ReDSTM contributed revenue of $618,000 from the sale of the product in the United States.

Net ZYPITAMAGTM product sales for year ended December 31, 2019 were $183,000 compared to $652,000 during the year ended December 31, 2018. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

The Company currently sells ZYPITAMAGTM to drug wholesalers. These wholesalers subsequently sell ZYPITAMAGTM to pharmacies who in turn sell the product to patients. The decrease in ZYPITAMAGTM product sales for the year ended December 31, 2019 is a result of initial stocking at the wholesale level during the year ended December 31, 2018. The Company expects ZYPITAMAGTM revenues to grow throughout 2020 and beyond.

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

E. Off-balance Sheet Arrangements

As of December 31, 2019, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2019:

	Contractual Obligations Payment Due By Period (in Thousands)
(in thousands of CDN$)	Total	2020	2021	2022	2023	2024	Thereafter
Accounts Payable and Accrued Liabilities	9,384	9,384	-	-	-	-	-
Income Taxes Payable	517	517	-	-	-	-	-
Lease Obligation	1,230	238	238	238	238	238	40
Acquisition Payable	2,596	649	649	649	649	-	-
Purchase Agreement Commitments	5,919	3,043	1,243	1,243	195	195	-
Total	$19,646	$13,831	$2,130	$2,130	$1,082	$433	$40

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$218,000 annually (based on current pricing) until 2022 and €525,000 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 16(d) to the Company’s consolidated financial statements and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 9 to the Company’s consolidated financial statements.

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

As a part of the Birmingham debt settlement described in note 12 to the Company’s consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2.0 million of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2.0 million and $4.0 million and 8% on the portion of quarterly sales exceeding $4.0 million payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2019 totaled $1.0 million (2018 – $1.7 million) with payments made during the year ended December 31, 2019 of $1.4 million (2018 – $1.5 million).

Beginning with the acquisition of ZYPITAMAGTM, completed on September 30, 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAGTM to Zydus subsequent to the acquisition date. During the three months ended December 31, 2019, the Company accrued $2,000 in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2019.

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

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300,000 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

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

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of US$5.1 million in relation to the holdback receivable.

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

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of one Canadian healthcare company. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who’s Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole’s outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Date of birth is January 25, 1940.

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

Manon Harvey, Kelowna, British Columbia, Canada - Director

Ms. Manon Harvey joined the UBC Okanagan Campus as Director, Integrated Planning and Chief Budget Officer in January 2019 where she is responsible for supporting the University’s mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation, Manon was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. Ms Harvey is a CPA, CA, with membership in British Columbia. She has her ICD.D designation from the Institute of Corporate Directors. Manon holds a Bachelor of Commerce (summa cum laude) from the University of Ottawa. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as the Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee (DAC) of the RCMP.

Neil Owens – President and Chief Operating Officer

Dr. Neil Owens is responsible for implementing Medicure’s strategic plans and overseeing day-to-day operations including the advancement and management of new and existing pharmaceutical products. Dr. Owens has worked with Medicure since 2014, serving in various positions of escalating responsibility within Medical Affairs, and most recently as Director, Scientific Affairs. His responsibilities have included providing scientific input and expertise to support manufacturing, product development and clinical studies, as well as KOL engagement and team management. Dr. Owens holds a Bachelor of Science and a Ph.D. in Chemistry from the University of Manitoba and has Postdoctoral experience with the European Institute of Chemistry and Biology (Bordeaux, France). His research background has focused on organic & medicinal chemistry, and the overall application of science towards solving health-related issues.

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

Dr. Neil Owens - President and Chief Operating Officer: Dr. Owens is responsible for the day to day operations of the Company (see “Directors and Senior Management” under this item).

James Kinley - Chief Financial Officer: Mr. Kinley is responsible for the Company’s financial management and accounting practices (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2019, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $66,000 in fees paid or payable to Board members for attendance at meetings between January 1, 2019 and December 31, 2019 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services as committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011, July 18, 2016, January 1, 2017 and January 1, 2019. For the years ended December 31, 2019 and 2018, the Company recorded payable to A.D. Friesen Enterprises Ltd., $331,000 and 315,000, respectively, in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2017, a bonus of $125,000 was accrued to Dr. Friesen, which was paid to him during the year ended December 31, 2018. During the year ended December 31, 2018, a bonus of $31,500 was accrued to Dr. Friesen, which was paid to him during the year ended December 31, 2019. No bonus has been accrued as at December 31, 2019.

Dawson Reimer served as the Company’s as President and Chief Operating Officer and received a salary of $205,000 payable in equal semi-monthly installments and a bonus at the discretion of the Board of Directors of the Company. On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Mr. Reimer was paid $73,000 up to the date of his termination and $222,000 pertaining to severance during the year ended December 31, 2016. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer’s services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $135,000 annually. During the year ended December 31, 2016, the Company recorded a bonus of $10,000 to its Chief Financial Officer. Effective January 1, 2017, consulting agreement with the Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, was renewed for a one-year term, at a rate of $155,000 annually. During the year ended December 31, 2017, the Company recorded a bonus of $200,000 to its Chief Financial Officer. Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer. For the year ended December 31, 2019, the Chief Financial Officer received a salary of $185,000.

Neil Owens serves the Company as President and Chief Operating Officer beginning on July 1, 2019 and received a salary of $68,000 for during the year ended December 31, 2019 in relation to the portion of the year he was the President and Chief Operating Officer.

Graeme Merchant served the Company as Vice President, Commercial Operations until the conclusion of his employment in September 2017 and received a salary of $161,000 during the year ended December 31, 2016.

During the year ended December 31, 2018, the Company paid directors a total of Nil (December 31, 2017: Nil; December 31, 2016: Nil, December 31, 2015: Nil and December 31, 2014: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $5,000 (seven months ended December 31, 2014 –$10,000 and year ended May 31, 2014 – $15,000) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to amounts owing to the Board of Directors for the year ended December 31, 2019. As at December 31, 2018, the Company had $1,000 of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company issued 106,490 of its common shares at a deemed price of $1.98 per common share to satisfy $211,000 of outstanding amounts owing to the Company’s Board of Directors. The shares were issued on January 9, 2015.

On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company issued 75,472 of its common shares at a deemed price of $1.44 per common share to satisfy $109,000 of outstanding amounts owing to these individuals. The shares were issued on March 20, 2015.

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 26, 2019. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

Dr. Albert D. Friesen has served as a director of the Company since September 1997. Dr. Arnold Naimark has served as a director of the Company since March 2000. Gerald McDole has served as a director of the Company since January 2004. Peter Quick has served as a director of the Company since November 2005. Brent Fawkes has served as a director of the Company since January 2013. Manon Harvey has served as a director of the Company since May 2019.

As discussed in more detail below, the Board of Directors maintains an Audit and Finance Committee and an Executive Compensation, Nominating and Corporate Governance Committee.

Corporate Governance

The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. The Company’s approach to corporate governance is set forth below.

The Board believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Company and the enhancement of value for all shareholders.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole, Manon Harvey and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

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

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted the CSA, to include certain disclosure about the issuer’s audit committee, including, among other things: the text of the audit committee’s charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer’s board of directors, and the reasons for the board’s decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer’s external auditor in each of the last two fiscal years for audit, tax and other services.

Notwithstanding the exemption available under section 6.1 of NI 52-110, as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Gerald McDole, Dr. Arnold Naimark, Manon Harvey and Peter Quick. The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

●	the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

●	an understanding of internal controls and procedures for financial reporting.

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

(4) the performance of the Company’s independent auditors;

(5) performance of the Company’s internal controls and financial reporting and disclosure processes; and

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

In the course of fulfilling its specific responsibilities hereunder, the Committee has authority to, and must, maintain free and open communication between the Company’s independent auditor, Board and Company management. The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards (“IFRS”). This is the responsibility of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company’s Code of Ethics. Any responsibilities that the Committee has the power to act upon, may be recommended to the Board to act upon.

MEMBERSHIP

The membership of the Committee will be as follows:

The Committee shall consist of a minimum of three members of the Board, appointed from time to time, each of whom is affirmatively confirmed as independent by the Board in accordance with the definition of independence for audit committee members set out in Appendix I hereto, with such affirmation disclosed in the Company’s Management Information Circular for its annual meeting of shareholders. All members of the Committee should be “financially literate”, as defined in Appendix I, and at least one of the members shall be an “audit committee financial expert” as defined in as defined in Appendix I.

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

Whistleblower Mechanism

Adopt and review annually a procedure through which employees and others can confidentially and anonymously inform the Committee regarding any concerns about the Company’s accounting, internal accounting controls or auditing matters. The procedure shall include responding to and the retention of, any such complaints.

Legal Responsibilities

Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar documents, or by the Board.

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

Engagement Procedures for Audit and Non-Audit Services

Approve in advance all audit services to be provided by the independent auditor. Establish policies and procedures that establish a requirement for approval in advance of the engagement of the independent auditor to provide permitted non-audit services provided to the Company or its subsidiary entities and to prohibit the engagement of the independent auditor for any activities or services not permitted by any of the Canadian provincial securities commissions, the Securities Exchange Commission (“SEC”) or any securities exchange on which the Company’s shares are traded including any of the following non-audit services:

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

Restrictions

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors’ review and examination of the Company’s accounts.

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

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by such auditing standards as may be applicable.

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations, if any:

●	The Company’s audited and unaudited financial statements and related notes;

●	The Company’s Management Discussion & Analysis (“MD&A”) and news releases related to financial results;

●	The Company’s management certifications of the financial statements and accompanying MD&A as required under applicable securities laws;

●	The Company’s annual information form (“AIF”), if one is prepared and filed.

●	The independent auditor’s audit of the financial statements and its report thereon;

●	Any significant changes required in the independent auditor’s audit plan;

●	The appropriateness of the presentation of any non-IFRS related financial information;

●	Any serious difficulties or disputes with management encountered during the course of the audit; and

●	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

Review the management letter, if any, delivered by the independent auditor in connection with the audit.

Following such review and discussion, if so determined by the Committee, recommend to the Board that the annual financial statements be included in the Company’s annual report.

Review and discuss with management and the independent auditor the adequacy of the Company’s internal accounting and financial controls that management and the Board have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

Meet separately with the independent auditor and management, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within IFRS that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company’s financial reports.

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company’s financial statements.

Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

Review with the Company’s legal counsel legal matters that may have a material impact on the financial statements, the Company’s financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

Review filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company’s financial statements.

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

RISK ASSESSMENT

Meet periodically with management to review the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time.

Review and discuss with management, and approve changes to, the Company’s Corporate Investment Policy.

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole, Manon Harvey, Peter Quick and Brent Fawkes, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

The Committee has developed a policy to govern the Company’s approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for the orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Company’s responsiveness to environmental impact, health and safety and other regulatory standards.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 45 employees through Medicure as at December 31, 2019. During the year ended December 31, 2019, the Company’s total employment decreased from the previous year as part of the Company’s cost curtailment activities.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2019.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,273,227(1)	21.04%
Common shares	Dr. Arnold Naimark	39,194	0.36%
Common shares	Gerald P. McDole	48,950	0.45%
Common shares	Peter Quick	28,150	0.26%
Common shares	Brent Fawkes	12,376	0.11%
Common shares	Manon Harvey	-	-
Common shares	Dr. Neil Owens	-	-
Common shares	James Kinley	47,100	0.44%

(1)	Dr. Albert D. Friesen holds 721,267 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2019. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	5,000 414,000 15,000 100,000 15,000 7,500 9,000	$6.16 $1.50 $7.20 $7.30 $4.95 $1.90 $1.90	April 7, 2021 July 18, 2021 December 19, 2022 January 31, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Dr. Arnold Naimark	4,000 5,000 45,000 5,000 4,500 7,200	$6.16 $7.20 $0.30 $4.95 $1.90 $1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Gerald P. McDole	4,000 5,000 45,000 5,000 4,500 7,200	$6.16 $7.20 $0.30 $4.95 $1.90 $1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Peter Quick	4,000 5,000 45,000 5,000 4,500 7,200	$6.16 $7.20 $0.30 $4.95 $1.90 $1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Brent Fawkes	4,000 5,000 45,000 5,000 4,500 7,200	$6.16 $7.20 $0.30 $4.95 $1.90 $1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Manon Harvey	15,000	$4.95	June 26, 2024
Dr. Neil Owens	3,000 1,050 4,000 100,000 3,500 1,350	$3.90 $6.16 $7.20 $4.95 $1.90 $1.90	November 25, 2020 April 7, 2021 December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025
James Kinley	4,000 100,000 15,000 7,500 7,200	$6.16 $7.20 $4.95 $1.90 $1.90	April 7, 2021 December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025

On June 26, 2019, the Company announced that the Board of Directors had approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $4.95 per share. Of the stock options granted 180,000 were granted to officers and directors of the Company.

On February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX-V, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

During the year ended December 31, 2019, Gerald McDole, Arnold Naimark and Peter Quick each exercised 667 stock options to acquire 667 common shares of the Company each at an exercise price of $0.60.

During the year ended December 31, 2018, James Kinley exercised 45,000 stock options to acquire 45,000 common shares of the Company at an exercise price of $0.30.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2019, the following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned (3)	Percentage of Class

Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,273,227 (1)	21.04%

Common shares	MM Asset Management Inc.	2,410,567	22.31%
	Toronto, Ontario

Common shares	PenderFund Capital Management Ltd	1,150,597	10.65%

Notes:

(1)	Dr. Albert Friesen holds 781,267 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2019, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,448,997 (or 22.67% of common shares).

To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

The major shareholders do not have any special voting rights.

Insider Reports under Canadian Securities Legislation

Since the Company a reporting issuer under the Securities Acts of each of the provinces of Canada, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017 and increasing to $331,000 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2019 and 2018, there were no amounts included in accounts payable and accrued liabilities payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

During the year ended December 31, 2018, the Company recorded a bonus of $32,000 to its Chief Executive Officer which was recorded within general and administrative expenses. During the year ended December 31, 2017, the Company recorded a bonus of $125,000 to its Chief Executive Officer which is recorded within the gain on the sale of Apicore, which was paid during fiscal 2018. During the year ended December 31, 2016, the Company recorded a bonus of $54,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $408,000 of outstanding amounts owing to CEO and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days’ written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2019, the Company recorded a total of $331,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2018 and 2017, the Company recorded a total of $315,000, respectively, to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2016, the Company recorded a total of $300,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer's services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,000 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year term and effective January 1, 2018, this agreement was renewed for an additional one-year term. Effective January 1, 2019, this agreement was renewed for an additional one-year term.

Effective November 1, 2014, the Company entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,000 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238,000 per annum for three years ending October 31, 2022 with an 18-month renewal period available.

During the year ended December 31, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2018 – $85,000; 2017 – $85,000; 2016 – $85,000, 2015 - $215,000) for business administration services, $295,000 (2018 - $228,000, 2017 – $212,000; 2016 – $223,000; 2015 - $176,000) in rental costs and $47,000 (2018 - $47,000, 2017 – $44,000; 2016 – $42,000; 2015 – $34,000) for commercial and information technology support services. As described in note 17(b) to the Company’s audited consolidated financial statements included in this annual report, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 and subsequently no longer includes the Chief Financial Officer's services, which effective January 1, 2016, have been paid directly by the Company through a consulting agreement.

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

During the year ended December 31, 2019, the Company paid GVI CDS $406,000 (2018 - $858,000, 2017 – $716,000; 2016 – $592,000, 2015 - $331,000) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the year ended December 31, 2019, the Company paid CanAm $133,000 (2018 - $393,000, 2017 – $458,000; 2016 – $560,000; 2015 - $400,000) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Beginning on February 22, 2013 and until June 30, 2015, the amounts owing to GVI, GVI CDS and CanAm bore interest at a rate of 5.5% per annum. For the year ended December 31, 2017 and 2016, there was no interest charged on these amounts payable to related parties. For the year ended December 31, 2015 $5,000 was recorded within finance expense in relation to these amounts payable to related parties.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263,000 and $30,000 for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1.6 million (2016 – $217,000) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26,000 and nil for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements,, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $6,000 and nil for the years ended December 31, 2017 and 2016, respectively.

As at December 31, 2019, included in accounts payable and accrued liabilities is $95,000 (2018 - $17,000) payable to GVI, $56,000 (2018 – $134,000) payable to GVI CDS, and no amounts (2018 – $40,000) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing. In addition, the other long-term liability totaling $1.2 million as at December 31, 2018 (2017 - $1.1 million) is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

As at December 31, 2019, the Company did not have any amounts payable (2018 – $5,000) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

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

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP as at and for the years ended December 2019 and 2018 and Ernst & Young LLP for the year ended December 31, 2017.

Legal Proceedings

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of US$5.1 million in relation to the holdback receivable.

On December 5, 2019, the Company announced it had filed a patent infringement action against in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ’660 patent is listed in FDA’s orange book with an expiry date of May 1, 2023. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent.

The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

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

By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, the Company’s issued and outstanding common shares were consolidated on the basis of one post-consolidation common share for every fifteen pre-consolidation common shares. The Company’s name and trading symbol did not change as a result of the consolidation. The Company’s common shares were reduced from 182,947,595 to 12,196,508 issued and outstanding as a result of the consolidation. The trading prices presented here have not been adjusted to reflect the consolidation.

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)

Fiscal Quarter Ended
December 31, 2019	5.24	3.00
September 30, 2019	5.02	4.15
June 30, 2019	6.35	4.68
March 31, 2019	6.90	5.95
December 31, 2018	7.15	5.71
September 30, 2018	7.38	6.60
June 30, 2018	7.55	5.90
March 31, 2018	7.40	6.70
December 31, 2017	8.71	6.90
September 30, 2017	8.45	7.50
June 30, 2017	9.82	6.50
March 31, 2017	10.55	8.52
December 31, 2016	10.67	5.48
September 30, 2016	7.20	5.49
June 30, 2016	6.98	4.73
March 31, 2016	7.29	4.18

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s common shares are listed for trading on the TSX-V under the symbol “MPH”. Certain market makers also trade the Company’s common shares on the OTC Pink Market, under the symbol “MCUJF”.

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

The following discussion summarizes the principal features of the Investment Canada Act for a non-Canadian who proposes to acquire common shares of the Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own adviser; and, except where expressly noted, it does not anticipate statutory or regulatory amendments.

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

Except as provided in the Investment Canada Act (Canada), which has rules regarding certain acquisitions of shares by non-residents, there is no limitation imposed by Canadian law, or by the Company’s Articles or By-Law, or by any other constituent documents of the Company, on the right of a non-resident to hold or vote the Company’s common shares. Investment Canada Act is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act, the Investment Canada Act generally prohibits implementation of the investment unless, after review, the Minister of Industry is satisfied that the investment is likely to be of net benefit to Canada.

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

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2019, and does not expect that it will be a PFIC for the taxable year ending December 31, 2020. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2020, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2020, or any subsequent taxable year.

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2019 and December 31, 2018, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2020. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2020, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length persons holds a membership interest directly or indirectly, or the U.S. Holder together with any of the foregoing, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares may also be deemed to be taxable Canadian property under the Tax Act in certain other circumstances. A U.S. Holder who may hold common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition or deemed disposition of common shares under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Convention, and any related compliance procedures.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2019, it is estimated that approximately 60% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues. Based on the above net exposures as at December 31, 2019, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net (loss) income of approximately $448,000.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2019, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2019 due to the following material weaknesses:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost-effective basis, there is a risk of material misstatements related to the accounting and reporting for complex accounting and income tax transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

There have been no changes in the Company’s internal controls identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this Annual Report on Form 20-F which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

No remediation activities have been undertaken to date in fiscal 2020. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2019, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

For the fiscal year ended December 31, 2018, the Company did not incur any fees from PricewaterhouseCoopers LLP, however $140,000 of audit fees were accrued at December 31, 2018. As at December 31, 2019, the Company has accrued $162,000 in relation to audit fees from PricewaterhouseCoopers LLP.

(a) Audit fees	2019	2018
	$146,000	$-
Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2019	2018
	$-	$-
Audit-related fees consist of fees billed for accounting consultations.
(c) Tax fees	2019	2018
	$-	$-

(d) All other fees	2019	2018
	$-	$-

(e) Audit Committee’s Pre-approval Policies

All PricewaterhouseCoopers LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 16, 2018, the Company announced that the TSXV accepted the Company's notice of intention to make a NCIB. In the opinion of the Company, its common shares were trading at prices that did not reflect its underlying value. Accordingly, the Company believed that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

Under the terms of the NCIB, the Company could have acquired up to an aggregate of 794,088 common shares. The NCIB commenced on May 28, 2018 and ended on May 27, 2019. The actual number of common shares that could have been purchased, if any, and the timing of such purchases was determined by the Company. All common shares purchased by the Company were purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and were surrendered by the Company to its transfer agent for cancellation. The prices that the Company paid for common shares purchased was the market price of the shares at the time of purchase.

The Company also announced that it had entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI could purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan were made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3.0 million. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $480,000 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3.5 million.

On May 30, 2019, the Company announced that the TSXV has accepted the Company's notice of intention to make a NCIB (the “2019 NCIB”).

Under the terms of the 2019 NCIB, Medicure may acquire up to an aggregate of 761,141 common shares. In the opinion of the Company, its common shares had been trading at prices that did reflect its underlying value. Accordingly, Medicure believed that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

As of May 29, 2019, the Company had 15,222,813 common shares outstanding, of which 6,758,666 common shares represented the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 761,141 common shares, representing 5% of the common shares outstanding, over the 12 month period that the 2019 NCIB is in place.

The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as Medicure may complete its maximum purchases under the 2019 NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it had entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the 2019 NCIB. Under the Plan, PI may purchase common shares under the 2019 NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2019, the Company purchased and cancelled 421,300 of its common shares between May 30, 2019 and December 31, 2019 for a total cost to the Company of $2.1 million under the 2019 NCIB.

The Company suspended the 2019 NCIB in connection with its commencement of a SIB and no subsequent purchases were completed under the 2019 NCIB for the remainder of 2019.

On November 4, 2019 the Company announced its intention to commence a SIB (the “Offer”) pursuant to which the Company offered to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer commenced on November 13, 2019 and expired at 5:00 p.m. (Eastern Standard Time) on December 19, 2019.

A total of 10,154,952 Common Shares were properly deposited under the Offer and not withdrawn. As the Offer was oversubscribed, the Company purchased Common Shares deposited on a pro rata basis following the determination of the final results of the Offer. Tendering shareholders had approximately 39.4% of their tendered Common Shares purchased by the Company under the Offer. The Common Shares that were purchased under the Offer represented approximately 27.0% of the outstanding Common Shares as at the time that the Offer was commenced. After giving effect to the Offer, the Company had 10,804,013 Common Shares outstanding.

The Offer was funded from the Company’s existing cash on hand. The Company believed Medicure’s underlying value and its long-term growth prospects were not reflected in the trading price of its Common Shares prior to the announcement of the SIB. As such, Medicure believes that the purchase of Common Shares under the Offer represented a reasonable use of a portion of its significant cash resources resulting from the Company’s successful purchase and subsequent sale of the Apicore business.

During the ten months ended October 31, 2019, the closing prices of the Common Shares on the TSX Venture Exchange (“TSXV”) ranged from a low of $3.00 to a high of $6.85. The closing price of the Common Shares on the TSXV on November 1, 2019 (the last full trading day before the announcement of the SIB) was $3.22. The purchase price of $6.50 per Common Share represents a 101.9% premium over the closing price of the Common Shares on the TSXV on November 1, 2019.

The Offer was optional for all shareholders, who were free to choose whether to participate and how many Common Shares to tender. Shareholders who did not deposit their Common Shares (or whose Common Shares were not purchased under the Offer) realized a proportionate increase in their equity interest in the Company.

As more than 4.0 million Common Shares were properly tendered to the Offer, Medicure took-up and paid for the tendered Common Shares on a pro-rata basis according to the number of Common Shares tendered (with adjustments to avoid the purchase of fractional Common Shares). The Offer was not conditional upon any minimum number of Common Shares being tendered but was subject to various other conditions disclosed in the Offer Documents.

Neither the Company nor its board of directors made any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders were strongly urged to read and carefully evaluate all information in the Offer Documents and to consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

The Company had engaged Computershare Trust Company of Canada to act as the depositary (the “Depository”) for the Offer. Any Common Shares deposited under the Offer but not purchased, including any Common Shares invalidly deposited, were returned to the depositing shareholders by the Depositary.

The full details of the Offer were described in the Company’s offer to purchase and issuer bid circular dated November 1, 2019, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which are available on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.com.

On December 20, 2019, the Company completed the SIB pursuant to which the Company purchased 4.0 million of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26 million in cash. The Company incurred an additional $139,000 on transaction costs related to the SIB for a total aggregate purchase price paid of $26.1 million. During the year ended December 31, 2019, the Company recorded $5.5 million directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31.6 million.

ITEM 16F. CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in thousands of Canadian dollars.

The consolidated financial statements are in the following order:

1.	Reports of Independent Registered Public Accounting Firms;

2.	Consolidated Statements of Financial Position;

3.	3. Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income;

4.	Consolidated Statements of Changes in Equity

5.	Consolidated Statements of Cash Flows; and

6.	Notes to Consolidated Financial Statements.

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Year ended December 31, 2019

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

PricewaterhouseCoopers LLP, the Company’s external auditors for the year ended December 31, 2019, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2019 and 2018. Ernst & Young LLP, the Company’s external auditors for the year ended December 31, 2017, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements for the year ended December 31, 2017. The reports of PricewaterhouseCoopers LLP and Ernst & Young LLP follow.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CPA CA
Chief Executive Officer	Chief Financial Officer

April 15, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicure Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6

T: +1 204 926 2400, F: +1 204 944 1020

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Winnipeg, Canada April 15, 2020

We have served as the Company's auditor since 2018.

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statement of net income and comprehensive income, changes in equity and cash flows for the year ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial performance of the Company and its consolidated cash flows for the year ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We served as the Company’s auditor from 2013 to 2017.

Winnipeg, Canada	Chartered Professional Accountants

May 1, 2018

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	Note	2019	2018
Assets
Current assets:
Cash and cash equivalents		$12,965	$24,139
Short-term investments		-	47,747
Accounts receivable	6	10,216	10,765
Inventories	7	6,328	4,239
Prepaid expenses		1,855	2,697
Total current assets		31,364	89,587
Non-current assets:
Property, plant and equipment	4 & 8	1,282	316
Intangible assets	9	9,599	1,705
Holdback receivable	5 & 10	-	11,909
Other assets		39	117
Deferred tax assets	14	-	127
Total non-current assets		10,920	14,174
Total assets		$42,284	$103,761

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$9,384	$14,377
Current portion of royalty obligation	12	872	1,496
Current portion of acquisition payable	9	649	-
Current income taxes payable	14	517	1,058
Current portion of lease obligation	4	240	-
Total current liabilities		11,662	16,931
Non-current liabilities
Royalty obligation	12	1,176	2,035
Acquisition payable	9	1,655	-
Lease obligation	4	849	-
Other long-term liabilities	5 & 10	-	1,201
Total non-current liabilities		3,680	3,236
Total liabilities		15,342	20,167
Equity:
Share capital	13(b)	85,364	122,887
Warrants	13(d)	1,949	1,949
Contributed surplus		8,028	7,628
Accumulated other comprehensive income		(5,751)	1,268
Deficit		(62,648)	(50,138)
Total Equity		26,942	83,594
Total liabilities and equity		$42,284	$103,761
Commitments and contingencies	16(a) & 16(d)
Subsequent events	22

On behalf of the board

“Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2019	2018	2017
Revenue, net
Product sales, net		$20,173	$29,109	$27,133
Cost of goods sold	7 & 9	7,272	4,152	3,465
Gross profit		12,901	24,957	23,668

Expenses
Selling		13,399	15,580	11,515
General and administrative		3,395	3,922	3,353
Research and development		4,349	6,681	5,148
		21,143	26,183	20,016

Other expense (income):
Revaluation of holdback receivable	10	3,623	1,473	(83)
Impairment loss on intangible assets	9	6,321	-	636
		9,944	1,473	553
Finance (income) costs:
Finance (income) expense, net	15	(1,115)	(1,061)	837
Foreign exchange (gain) loss, net		2,570	(6,461)	(175)
		1,455	(7,522)	662
Net (loss) income before income taxes		$(19,641)	$4,823	$2,437
Income tax (expense) recovery
Current	14	(22)	(678)	9,393
Deferred	14	(123)	(219)	(333)
		(145)	(897)	9,060
Net (loss) income before discontinued operations		$(19,786)	$3,926	$11,497
Net income from discontinued operations, net of tax	5	-	-	31,924
Net (loss) income		$(19,786)	$3,926	$43,421
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:
Continuing operations		(683)	595	(30)
Discontinued operations		-	-	21
Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	11	(6,336)	-	-
Comprehensive (loss) income		$(26,805)	$4,521	$43,412

(Loss) earnings per share from continuing operations
Basic	13(e)	$(1.32)	$0.25	$0.74
Diluted	13(e)	$(1.32)	$0.24	$0.63

Earnings per share from discontinued operations
Basic	13(e)	$-	$-	$2.04
Diluted	13(e)	$-	$-	$1.76

(Loss) earnings per share
Basic	13(e)	$(1.32)	$0.25	$2.78
Diluted	13(e)	$(1.32)	$0.24	$2.39

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594	$-	$83,594
Net loss for the year ended December 31, 2019			-	-	-	-	(19,786)	(19,786)	-	(19,786)
Other comprehensive income for the year ended December 31, 2019			-	-	-	(7,019)	-	(7,019)	-	(7,019)

Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	13	(b)	(5,955)	-	-	-	1,810	(4,145)	-	(4,145)
Buy-back of common shares under substantial issuer bid	13	(b)	(31,605)	-	-	-	5,466	(26,139)	-	(26,139)
Stock options exercised	13	(c)	37	-	(17)	-	-	20	-	20
Share-based compensation	13	(c)	-	-	417	-	-	417	-	417
Total transactions with owners			(37,523)	-	400	-	7,276	(29,847)	-	(29,847)
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942	$-	$26,942

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2017			$125,734	$1,949	$6,897	$673	$(54,544)	$80,709	$-	$80,709
Net income for the year ended December 31, 2018			-	-	-	-	3,926	3,926	-	3,926
Other comprehensive income for the year ended December 31, 2018			-	-	-	595	-	595	-	595
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	13	(b)	(3,501)	-	-	-	480	(3,021)	-	(3,021)
Stock options exercised	13	(c)	654	-	(291)	-	-	363	-	363
Share-based compensation	13	(c)	-	-	1,022	-	-	1,022	-	1,022
Total transactions with owners			(2,847)	-	731	-	480	(1,636)	-	(1,636)
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594	$-	$83,594

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016			$124,700	$2,021	$6,756	$682	$(97,965)	$36,194	$2,090	$38,284
Net income for the year ended December 31, 2017			-	-	-	-	43,421	43,421	-	43,421
Other comprehensive loss for the year ended December 31, 2017			-	-	-	(9)	-	(9)	-	(9)
Disposition of non-controlling interests			-	-	-	-	-	-	(2,090)	(2,090)
Transactions with owners, recorded directly in equity
Stock options exercised	13	(c)	870	-	(350)	-	-	520	-	520
Warrants exercised	13	(d)	164	(72)	-	-	-	92	-	92
Share-based compensation	13	(c)	-	-	491	-	-	491	-	491
Total transactions with owners			1,034	(72)	141	-	-	1,103	-	1,103
Balance, December 31, 2017			$125,734	$1,949	$6,897	$673	$(54,544)	$80,709	$-	$80,709

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2019	2018	2017
Cash (used in) provided by:
Operating activities:
Net (loss) income from continuing operations for the year		$(19,786)	$3,926	$11,497
Net income from discontinued operations for the year	5	-	-	31,924
		(19,786)	3,926	43,421
Adjustments for:
Gain on sale of Apicore	5	-	-	(55,254)
Current income tax expense (recovery)	14	22	678	(9,393)
Deferred income tax expense (recovery)	14	123	219	(1,514)
Impairment of intangible assets	9	6,321	-	636
Impairment of property, plant and equipment	8	95	-	-
Revaluation of holdback receivable	10	3,623	1,473	(83)
Amortization of property, plant and equipment	8	485	103	1,173
Amortization of intangible assets	9	1,438	196	6,634
Share-based compensation	13(c)	417	1,022	623
Write-down of inventories	7	1,983	95	385
Finance (income) expense, net	15	(1,115)	(1,061)	837
Unrealized foreign exchange (gain) loss		362	(5,323)	271
Change in the following:
Accounts receivable		(318)	(1,341)	(3,713)
Inventories		(4,072)	(1,259)	145
Prepaid expenses		842	(1,793)	77
Other assets		78	-	33
Accounts payable and accrued liabilities		(4,992)	7,132	48,398
Deferred revenue		-	-	(621)
Other long-term liabilities		-	-	77
Interest received (paid), net	15	1,685	255	(7,486)
Income taxes paid	14	(477)	(2,041)	(894)
Royalties paid	12	(1,355)	(1,539)	(1,829)
Cash flows (used in) from operating activities		(14,641)	742	21,923
Investing activities:
Investment in Sensible Medical	11	(6,337)	-	-
Proceeds from Apicore Sale Transaction	5	-	65,235	89,720
Receipt of holdback receivable funds	10	6,719	-	-
Redemptions (purchase) of short-term investments		47,747	(44,100)	-
Acquisition of Class C common shares of Apicore	5	-	-	(31,607)
Acquisition of Class E common shares of Apicore	5	-	-	(2,641)
Acquisition of property, plant and equipment	8	(186)	(197)	(1,195)
Acquisition of intangible assets	9	(13,660)	(1,281)	(127)
Cash flows from investing activities		34,283	19,657	54,150

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2019	2018	2017
Financing activities:
Repurchase of common shares under substantial issuer bid	13	(b)	(26,139)	-	-
Repurchase of common shares under normal course issuer bid	13	(b)	(4,145)	(3,021)	-
Proceeds from exercise of stock options	13	(c)	20	363	520
Proceeds from exercise of Apicore stock options	13	(c)	-	-	422
Proceeds from exercise of warrants	13	(d)	-	-	92
Repayment of long-term debt			-	-	(75,181)
Repayment of note payable to Apicore	5		-	-	(18,507)
Increase in short-term borrowings			-	-	162
Decrease in cash held in escrow			-	-	12,809
Finance lease payments			-	-	(102)
Payment of due to vendor	5		-	-	(3,186)
Cash flows used in financing activities			(30,264)	(2,658)	(82,971)
Foreign exchange (loss) gain on cash held in foreign currency			(552)	1,138	(108)
(Decrease) increase in cash			(11,174)	18,879	(7,006)
Cash and cash equivalents, beginning of period			24,139	5,260	12,266
Cash and cash equivalents, end of period			$12,965	$24,139	$5,260

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity

Medicure Inc. (the “Company”) is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company’s Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company’s Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company’s shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company’s registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

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

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement on December 14, 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAGTM. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM was made available in retail pharmacies throughout the United States.

On January 28, 2019, the Company became the exclusive marketing partner for the ReDS™ point of care system (“ReDS™”) in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

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

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2020.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

●	Derivative financial instruments are measured at fair value.

●	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

●	Financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation of financial statements (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousand dollar except where indicated otherwise. The Company has rounded comparative figures, which were previously presented as rounded to the nearest dollar, to the nearest thousand dollar to conform to current year presentation. Additionally, certain of the comparative figures have been reclassified to conform with the current year presentation, namely for the current year presentation selling expenses have been presented separately from general and administration expenses on the statements of net (loss) income and comprehensive (loss) income.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

●	Note 3(c)(i): The valuation of the investment in Sensible Medical

●	Note 3(c)(iii): The valuation of the royalty obligation

●	Note 3(e): The provisions for returns, chargebacks, rebates and discounts

●	Note 3(j): The measurement of intangible assets

●	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2017 comparative figures include, from the date of acquisition (note 5), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency

Items included in the financial statements of each of the Company’s consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

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

The results and financial position of the Company’s foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

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

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, short-term investments and accounts receivable are classified within this category.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. The holdback receivable was classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was classified within this category.

(ii) Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis.

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

The acquisition payable was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining an appropriate discount rate.

(iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v) Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

(vi) Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

(vii) Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

(d)	Impairment of financial assets

An “expected credit loss” impairment model applies to financial assets which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue from contracts with customers

The Company has three commercially available products that generated revenue for the year ended December 31, 2019, AGGRASTAT®, ZYPITAMAG™ and ReDSTM (the “Products“) which it sells to United States customers. AGGRASTAT® and ZYPITAMAG™ are sold to wholesalers for resale; with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG™ is primarily sold by wholesalers to pharmacies. The Company sells ReDSTM directly to end users. Revenue from the sale of AGGRASTAT® and ZYPITAMAG™ is recognized upon the receipt of goods by the wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the wholesaler in accordance with the terms of the sale. Revenue from the sale of ReDSTM is recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

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

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, office equipment, furniture and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
ReDS™ demonstration units	Straight-line	33%
Right of use assets	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company’s patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

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

Government assistance, in the form of grants, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property, plant and equipment is deducted from the cost of the related property, plant and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (“SR&ED”) incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Impairment of non-financial assets

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(n)	Employee benefits (continued)

(ii)	Share-based payment transactions (continued)

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award (being the total expense as calculated at the grant date) is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(p)	Income taxes (continued)

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. The Company and its subsidiaries have open tax years, primarily from 2010 to 2019, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

The Company presents basic earnings per share (“EPS”) data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company’s own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(s)	New standard not yet adopted

Amendments to IFRS 3 – definition of a business:

In October 2018, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4. New standards and interpretations

IFRS 16, Leases (“IFRS 16”)

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, recognizing a right of use asset equal to the lease liability at the date of initial application, and prior periods were not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316	$677	$993

Current liabilities
Lease obligation	$-	$300	$300

Non-current liabilities
Lease obligation	$-	$377	$377
	$316	$-	$316

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

4. New standards and interpretations (continued)

IFRS 16, Leases (“IFRS 16”) (continued)

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715
Adjustment of lease commitments to present value of lease liability	(38)
Lease obligation as at January 1, 2019	$677

Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with an 18-month renewal period available. This resulted in an increase to the ROU asset of $685. As at December 31, 2019, the lease obligation of the statement of financial position totaled $1,089 with $240 recorded as the current portion of the lease obligation.

5. Discontinued operations

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017.

Under the Apicore Sale Transaction, the Company received a payment of US$57,623 (CDN - $72,058) upon the closing of the transaction. Additional working capital and deferred payments of US$52,887 (CDN - $65,235) were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. in January of 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

Set out below is the financial performance for years ended December 31, 2019, 2018 and 2017 relating to the Apicore business:

Year ended December 31	2019	2018	2017
Revenue	$-	$-	$22,759
Expenses	-	-	(47,936)
Loss from discontinued operations	$-	$-	$(25,177)
Income tax recovery	-	-	1,847
Loss after income tax recovery	$-	$-	(23,330)
Gain on disposition of the Apicore business	-	-	55,254
Income from discontinued operations	$-	$-	$31,924

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

5. Discontinued operations (continued)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January of 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,077. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

Set out below is the cash flow information for the years ended December 31, 2019, 2018 and 2017 relating to the Apicore business:

Year ended December 31	2019	2018	2017
Net cash flows from operating activities	$-	$-	$5,210
Net cash flows from investing activities	-	-	54,326
Net cash flows used in financing activities	-	-	(80,944)
Net cash flows used in discontinued operations	$-	$-	$(21,408)

6. Accounts receivable

As at December 31	2019	2018
Trade accounts receivable	$10,136	$9,678
Other accounts receivable	80	1,087
	$10,216	$10,765

As at December 31, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 28%, Customer C – 27%).

As at December 31, 2018, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 91% in aggregate (Customer A – 47%, Customer B – 22%, Customer C – 22%).

7. Inventories

As at December 31	2019	2018
Finished product available-for-sale	$5,273	$2,937
Unfinished product and packaging materials	1,055	1,302
	$6,328	$4,239

Inventories expensed as part of cost of goods sold during the year ended December 31, 2019 amounted to $3,585 (2018 – $3,862; 2017 – $3,079). During the year ended December 31, 2019, the Company wrote-off inventory of $1,983 (2018 – $95; 2017 – $385) that had expired or was otherwise unusable through cost of goods sold on the statement of (loss) income and comprehensive (loss) income.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

8. Property, plant and equipment

Cost	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2017	$428	$156	$-	$-	$584
Additions	186	12	-	-	198
Effect of movements in exchange rates	12	-	-	-	12
Dispositions	(156)	-	-	-	(156)
At December 31, 2018	$470	$168	$-	$-	$638
Impact of adoption of IFRS 16 (Note 4)	-	-	-	677	677
Additions	50	2	134	685	871
Impairment	-	-	(130)	-	(130)
Effect of movements in exchange rates	-	-	(4)	-	(4)
At December 31, 2019	$520	$170	$-	$1,362	$2,052

Accumulated amortization and impairment losses	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2017	$281	$82	$-	$-	$363
Amortization	75	28	-	-	103
Effect of movements in exchange rates	12	-	-	-	12
Dispositions	(156)	-	-	-	(156)
At December 31, 2018	$212	$110	$-	$-	$322
Amortization	111	60	37	277	485
Impairment	-	-	(35)	-	(35)
Effect of movements in exchange rates	-	-	(2)	-	(2)
At December 31, 2019	$323	$170	$-	$277	$770

Carrying amounts	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2018	$258	$58	$-	$-	$316
At December 31, 2019	$197	$-	$-	$1,085	$1,282

During the year ended December 31, 2019, amortization of property, plant and equipment totaling $485 (2018 – $103; 2017 – $98) is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income. For the year ended December 31, 2017, amortization of property, plant and equipment totaling $1,075 is recorded within discontinued operations.

During the year ended December 31, 2019, an impairment of property, plant and equipment totaling $95 is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to an impairment of ReDSTM demonstration units in connection with the impairment of the ReDSTM license as described in note 9.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

9. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2017	$1,756	$14,239	$4,014	$708	$20,717
Effect of movements in exchange rates	154	1,245	351	62	1,812
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 11)	7,038	8,930	-	-	15,968
Impairment	(6,959)	-	-	-	(6,959)
Transfers within intangible assets	(1,854)	1,457	-	-	(397)
Effect of movements in exchange rates	(135)	(942)	(209)	(37)	(1,323)
At December 31, 2019	$-	$24,929	$4,156	$733	$29,818

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2017	$-	$14,239	$4,014	$708	$18,961
Amortization	196	-	-	-	196
Effect of movements in exchange rates	9	1,245	351	62	1,667
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	841	597	-	-	1,438
Impairment	(638)	-	-	-	(638)
Transfers within intangible assets	(397)	-	-	-	(397)
Effect of movements in exchange rates	(11)	(751)	(209)	(37)	(1,008)
At December 31, 2019	$-	$15,330	$4,156	$733	$20,219

Carrying amounts	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2018	$1,705	$-	$-	$-	$1,705
At December 31, 2019	$-	$9,599	$-	$-	$9,599

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM for the U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAGTM. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAGTM. The fair value of the deferred payments of $649 and $1,655 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAGTM intangible assets was 4.3 years with the remaining amortization period being 4.1 years as at December 31, 2019.

As at December 31, 2018, the Company had recorded $546 within accounts payable and accrued liabilities relating to the current portion of license fees payable relating to the ZYPITAMAGTM license acquired during the year ended December 31, 2017. This balance was paid during the year ended December 31, 2019.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

9. Intangible assets

The Company has considered indicators of impairment as at December 31, 2019 and 2018. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company did not record any write-down of intangible assets during the year ended December 31, 2018. The Company recorded a write-down of intangible assets during the year ended December 31, 2017 totaling $636 pertaining to a license acquired during the year, which was under litigation as described in note 16(d). As at December 31, 2019, intangible assets pertaining to AGGRASTAT® intangible were fully amortized.

With respect to the intangible asset related to ZYPITAMAGTM, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $1,600 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  A seven percent reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

For the year ended December 31, 2019, amortization of intangible assets totaling $1,438 (2018 - $196) is recorded within cost of goods sold. For the years ended December 31 2017, there was no amortization of intangible recorded within net income from continuing operations. For the year ended December 31, 2017, amortization of the acquired intangible assets totaling $6,634 was recognized within loss from discontinued operations.

10. Holdback receivable

The holdback receivable of US$10 million, originated on October 2, 2017 as a part of the Apicore Sale Transaction described in note 5. The holdback receivable was initially recorded at its fair value of $11,941 and subsequently was measured at FVTPL. The other long-term liability was payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The Company proceeded diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released. The Buyer did not make the required payments on the holdback receivable in February 2019 and April 2019.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,473 on the consolidated statement of financial position as at December 31, 2018.

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received US$5,100 (CDN$6,719) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore totaling US$880 (CDN$1,165) which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3,623 to the net recoverable value from the negotiated settlement.

11. Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDSTM in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

11. Investment in Sensible Medical (continued)

On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS™ demonstration units which are recorded within property and equipment, $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property and equipment pertaining to ReDS™ demonstration devices acquired as part of the agreement.

The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower than expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement.

The license was being amortized over the term of the license agreement which was equal to ten years. During the year ended December 31, 2019, amortization of $641 was recorded within cost of goods sold. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321.

The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity, whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the year ended December 31, 2019, the Company recorded revenue of $289 relating to the payments from Sensible from sales made by their sales force.

12. Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. (“Birmingham”), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2019 of $2,048 (2018 – $3,531) of which $872 (2018 – $1,496) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2019 of a recovery of $316 (2018 – expense of $355; 2017 – expense of $748) is recorded within finance (income) expense on the consolidated statements of net (loss) income and comprehensive (loss) income. Royalties for the year ended December 31, 2019 totaled $1,023 (2018 – $1,654; 2017 – $1,243) with payments made during the year ended December 31, 2019 of $1,355 (2018 – $1,539; 2017 – $1,829).

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock

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

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2017	15,782,327	$125,734
Shares issued upon exercise of stock options (13(c))	206,885	654
Shares repurchased and cancelled under a normal course issuer bid(1)	(441,400)	(3,501)
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options (13(c))	8,001	37
Shares repurchased and cancelled under a normal course issuer bid(1)	(751,800)	(5,955)
Shares repurchased and cancelled under a substantial issuer bid(2)	(4,000,000)	(31,605)
Balance, December 31, 2019	10,804,013	$85,364

(1)	On May 16, 2018, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2018 NCIB”). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5,085. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company’s notice of intention to make an additional normal course issuer bid (the “2019 NCIB”). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as the Company may complete its maximum purchases allowed under the 2019 NCIB. From the commencement of the 2019 NCIB, the Company purchased and cancelled 421,300 common shares for a total cost of $2,081. The prices that the Company paid or will pay for common shares purchased was or will be the market price of the shares at the time of purchase.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 – 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4,145 (2018 - $3,021). During the year ended December 31, 2019 the Company recorded $1,810 (2018 - $480) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $5,955 (2018 - $3,501).

(2)	On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(c)	Stock option plan

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

Changes in the number of options outstanding during the year ended December 31, 2019 is as follows:

Year ended December 31, 2019	Options	Weighted average exercise price
Balance, beginning of period	1,394,642	$3.91
Granted	262,000	4.95
Exercised	(8,001)	(2.45)
Forfeited, cancelled or expired	(220,233)	(6.75)
Balance, end of period	1,428,408	$3.67
Options exercisable, end of period	1,059,308	$2.88

Changes in the number of options outstanding during the years ended December 31, 2018 and 2017 are as follows:

Year ended December 31	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58	1,387,000	$2.37
Granted	200,000	7.25	476,000	7.20
Exercised	(206,885)	(1.76)	(207,950)	(2.50)
Forfeited, cancelled or expired	(200,600)	(6.85)	(52,923)	(8.58)
Balance, end of period	1,394,642	$3.91	1,602,127	$3.58
Options exercisable, end of period	1,044,892	$2.80	1,231,127	$2.50

Options outstanding at December 31, 2019 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	3.35 years	$0.30	185,000
$1.01 - $3.00	539,433	2.30 years	$1.59	539,433
$3.01 - $4.00	29,000	0.90 years	$3.90	29,000
$4.01 - $5.00	262,000	4.49 years	$4.95	52,400
$5.01 - $7.30	412,975	2.76 years	$7.08	253,475
$0.30 - $7.30	1,428,408	2.94 years	$3.67	1,059,308

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2019 is $417 (2018 – $1,022; 2017 – $491). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2019, 2018, and 2017 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2019	2018	2017
Expected option life	4.4 years	4.4 years	4.5 years
Risk free interest rate	1.40%	1.92%-2.04%	1.71%
Dividend yield	nil	nil	nil
Expected volatility	47.10%	85.14%-93.72%	80.44%

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

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of US$280. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of US$48 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of US$1,975 (CDN - $2,690) during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

During the year ended December 31, 2017, the Company recorded $132 of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(d)	Warrants (continued)

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2019, 2018, and 2017 are as follows:

Years ended December 31	2019		2018		2017
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50	941,969	$6.31
Exercised	-	-	-	-	(41,969)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50	900,000	$6.50

(e)	Per share amounts

The following table reflects the calculation of basic (loss) earnings per share for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(1.32)	$0.25	$0.74
Earnings from discontinued operations, net of tax	-	-	2.04
	$(1.32)	$0.25	$2.78

The following table reflects the calculation of diluted (loss) earnings per share for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(1.32)	$0.24	$0.63
Earnings from discontinued operations, net of tax	-	-	1.76
	$(1.32)	$0.24	$2.39

The following table reflects the (loss) income used in the basic (loss) earnings per share computations for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(19,786)	$3,926	$11,497
Earnings from discontinued operations, net of tax	-	-	31,924
	$(19,786)	$3,926	$43,421

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(e)	Per share amounts (continued)

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Weighted average shares outstanding for basic (loss) earnings per share	14,998,540	15,791,396	15,636,853
Effects of dilution from:
Stock options	-	772,267	1,601,227
Warrants	-	-	900,000
Weighted average shares outstanding for diluted (loss) earnings per share	14,998,540	16,563,663	18,138,080

Effects of dilution from 1,428,408 stock options (2018 – 622,375, 2017 – 900) and 900,000 warrants (2018 - 900,000, 2017 – nil) were excluded in the calculation of weighted average shares outstanding for diluted (loss) earnings per share before discontinued operations for the year ended December 31, 2019 as they are anti-dilutive.

14. Income taxes

The Company recognized current income tax expense of $22 for the year ended December 31, 2019 (2018 – expense of $678; 2017 – recovery of $9,393) and a deferred income tax expense of $123 for the year ended December 31, 2019 (2018 – $219, 2017 – $333).

As at December 31, 2019 and 2018, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2019	2018
Deferred tax assets
Non-capital loss carryforwards	$-	$127
Total deferred tax assets	$-	$127

As at December 31, 2019 and 2018, Canadian deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2019	2018
Deferred tax assets
Scientific research and experimental development	$2,640	$3,237
Investment in Sensible	855	-
Holdback receivable	688	199
Other	1,781	159
Non-capital losses	207	-
Total deferred tax assets	$6,171	$3,595

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

14. Income taxes (continued)

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2019, 2018 and 2017 to the income tax expense is as follows:

Year ended December 31	2019	2018	2017
(Loss) Income for the year
Canadian	$(7,013)	$3,440	$(2,178)
Foreign	(12,628)	1,383	4,615
	$(19,641)	$4,823	$2,437

Year ended December 31	2019	2018	2017
Canadian federal and provincial income taxes at 27% (2018 – 27%; 2017 – 27%)	$5,303	$(1,302)	$(658)
Permanent differences and other items	(330)	26	(335)
Foreign tax rate in foreign jurisdictions	(1,308)	85	656
Change in unrecognized deferred tax assets	(3,810)	294	9,397
	$(145)	$(897)	$9,060

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company’s subsidiaries.

At December 31, 2019, the Company has the following United States losses available for application in future years:

2039	$243
$243

At December 31, 2019, the Company has the following Barbados losses available for application in future years:

2020	$1,210
2021	1,275
2022	3,752
$6,237

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

15. Finance income (expense)

During the years ended December 31, 2019, 2018 and 2017 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2019	2018	2017
Interest income	$886	$1,115	$47
Accretion of royalty obligation	316	(355)	(748)
Accretion of acquisition payable	(41)	-	-
Bank charges and other interest	(24)	(25)	(30)
Finance expense from lease obligation	(22)	-	-
Accretion on holdback receivable	-	326	-
Interest on MIOP loan	-	-	(106)
	$1,115	$1,061	$(837)

During the years ended December 31, 2019, 2018 and 2017, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2019	2018	2017
Interest received	$1,731	$279	$47
Other interest, net and banking fees	(46)	(24)	(31)
Interest paid on MIOP loan	-	-	(89)
	$1,685	$255	$(73)

16. Commitments and contingencies

(a)	Commitments

As at December 31, 2019, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2020	$3,043
2021	1,243
2022	1,243
2023	195
2024	195
$5,919

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, as described in note 17(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

16. Commitments and contingencies (continued)

(a)	Commitments (continued)

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 16(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 9.

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

As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2019 totaled $1,023 (2018 – $1,654; 2017 – $1,243) with payments made during the year ended December 31, 2019 of $1,355 (2018 – $1,539; 2017 – $1,829).

Beginning with the acquisition of ZYPITAMAGTM (note 9), completed on September 30, 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAGTM to Zydus subsequent to the acquisition date. During the three months ended December 31, 2019, the Company accrued $2 in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2019.

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

16. Commitments and contingencies (continued)

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

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

17. Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. Beginning on July 1, 2019, the Company appointed a new President and Chief Operating Officer who was considered key management personnel beginning with this appointment. The then existing President retains the title of Chief Executive Officer and remains included in key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 and 2019 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire until the conclusion of his employment on June 30, 2019.

Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the year ended December 31, 2017 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses paid to key management personnel which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

17. Related party transactions (continued)

(a)	Key management personnel compensation (continued)

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2019	2018	2017
Salaries, fees and short-term benefits	$781	$770	$1,463
Share-based payments	208	669	139
	$989	$1,439	$1,602

As at December 31, 2019, the Company did not have any amounts (2018 – $5) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided.

(b)	Transactions with related parties

Directors and key management personnel control 23% of the voting shares of the Company as at December 31, 2019 (2018 – 17%).

During the year ended December 31, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2018 – $85; 2017 – $85) for business administration services, $295 (2018 – $228; 2017 – $212) in rental costs and $47 (2018 – $47; 2017 – $44) for information technology support services. As described in note 16(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. (“GVI CDS”), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2019, the Company paid GVI CDS $406 (2018 – $858; 2017 – $716) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2019, the Company paid CanAm $133 (2018 – $393; 2017 – $458) for research and development services.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263 for the year ended December 31, 2017.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599 for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26 for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

17. Related party transactions (continued)

(b)	Transactions with related parties (continued)

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $6 for the year ended December 31, 2017.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2019, included in accounts payable and accrued liabilities is $95 (2018 – $17) payable to GVI, $56 (2018 – $134) payable to GVI CDS, and no amounts (2018 – $40) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2019 or 2018. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

18. Expenses by nature

Expenses incurred for the years ended December 31, 2019, 2018 and 2017 from continuing operations are as follows:

Year ended December 31	2019	2018	2017
Personnel expenses
Salaries, fees and short-term benefits	$6,394	$7,696	$5,904
Share-based payments	417	1,022	491
	6,811	8,718	6,395
Depreciation, amortization and impairment	2,017	299	98
Research and development	2,887	5,306	3,539
Manufacturing	752	765	955
Inventory material costs	3,851	3,862	3,079
Write-down of inventory	1,983	95	385
Medical affairs	718	1,026	1,108
Administration	821	1,505	1,725
Selling and logistics	6,997	8,019	5,395
Professional fees	1,578	740	802
	$28,415	$30,335	$23,481

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2019 and 2018:

As at December 31	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$12,965	$12,965	$24,139	$24,139
Short-term investments	-	-	47,747	47,747
Accounts receivable	10,216	10,216	10,765	10,765
Investment in Sensible Medical	-	-	-	-
Holdback receivable	-	-	11,909	11,909

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$9,384	$9,384	$14,377	$14,377
Current portion of royalty obligation	872	872	1,496	1,496
Current portion of acquisition payable	649	649	-	-
Current portion of lease obligation	240	240	-	-
Royalty obligation	1,176	1,176	2,035	2,035
Acquisition payable	1,655	1,655	-	-
Lease obligation	849	849	-	-
Other long-term liability	-	-	1,201	1,201

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, and acquisition payable are carried at amortized cost. The holdback receivable was carried at FVTPL and the other long-term liability was carried at amortized cost.

The investment in Sensible Medical is carried at FVOCI. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar.

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2019 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	$-	$-	$-

Financial liabilities
Current portion of royalty obligation	$-	$-	$872
Current portion of acquisition payable	-	-	649
Royalty obligation	-	-	1,176
Acquisition payable	-	-	1,655

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2018 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Holdback receivable	$-	$-	$11,909

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$546
Current portion of royalty obligation	-	-	1,496
Royalty obligation	-	-	2,035
Other long-term liability	-	-	1,201

Included in accounts payable and accrued liabilities as at December 31, 2018 is the current portion of the license fee payable of $546.

Investment in Sensible Medical: The investment in Sensible Medical requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2019 would change by approximately $257 (2018 - $211). If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2019 would change by approximately $15 (2018 - $22).

Acquisition payable: The acquisition payable requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of the acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2019 would change by approximately $28.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2019, 2018 and 2017 there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation and acquisition payable. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2019	2018
Cash	$9,518	$17,428
Short-term investments	-	35,000
Accounts receivable	7,817	7,725
Holdback receivable	-	8,730
Other assets	30	-
Accounts payable and accrued liabilities	(6,714)	(9,903)
Income taxes payable	(398)	(776)
Current portion of royalty obligation	(671)	(1,096)
Current portion of acquisition payable	(500)	-
Royalty obligation	(906)	(1,492)
Acquisition payable	(1,275)	-
Other long-term liability	-	(880)
	$6,901	$54,736

Based on the above net exposures as at December 31, 2019, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $448 (2018 – $3,700).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2019, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $130 (2018 - $720).

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2019, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2018 – nil; 2017 – nil). As at December 31, 2019 and 2018, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

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

At the current stage of the Company’s development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2019.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

20. Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Investment in Sensible Medical

The investment in Sensible Medical is the fair value associated with the Company’s equity investment in Sensible Medical and is classified as FVOCI. The change in the Investment in Sensible Medical is recorded through other comprehensive (loss) income in the consolidated statement of net (loss) income and comprehensive (loss) income. The investment in Sensible Medical was recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this asset requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

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

(e)	Acquisition payable

The acquisition payable is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining an appropriate discount rate and making assumptions about it.

(f)	Holdback receivable

The holdback receivable was recorded at its fair value at the date of acquisition and subsequently measured at fair value at each reporting date. Estimating fair value for this asset required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected cash flows from this receivable including potential claims from the Buyer in the Apicore Sale Transaction (Note 10) and an appropriate discount rate and making assumptions about them.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

21. Segmented information

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

Revenue generated from external customers from the marketing and distribution of commercial products for the years ended December 31, 2019, 2018 and 2017 was 100% from sales to customers in the United States.

During the year ended December 31, 2019, 100% of total revenue was generated from thirteen customers. Customer A accounted for 38%, Customer B accounted for 28%, Customer C accounted for 28% and the remaining ten customers accounted for approximately 6% of revenue.

During the year ended December 31, 2018, 100% of total revenue was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2017, 100% of total revenue was generated from nine customers. Customer A accounted for 33%, Customer B accounted for 30%, Customer C accounted for 30% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

Property, plant and equipment and intangible assets are located in the following countries:

As at December 31	2019	2018
Canada	$1,282	$316
Barbados	9,599	1,705
	$10,881	$2,021

22. Subsequent events

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

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

[15] Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 29, 2019.

*          Filed herewith

**       Furnished herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2020

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per:

/s/ Albert D. Friesen

Albert D. Friesen, Ph.D.
Chairman, & CEO