Form 20-F
period 2020-12-31
MEDICURE INC
filed 2021-04-21
CIK 1133519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

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

At December 31, 2020 the registrant had 10,251,313 common shares issued and outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

				Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange act.  ☐

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

GENERAL

As used in this Annual Report, the “Corporation” or “Company” refers to Medicure Inc., a Canadian public company existing under the Canada Business Corporations Act.

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2020, the rate for Canadian dollars was US $1.00 for CND $1.2732. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 15, 2021 and all information included in this document should only be considered correct as of such date.

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

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack

“TSXV” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements include, without limitation, statements regarding:

•	The Company’s expectations in regards to the extent and impact of COVID-19 including the timing surrounding these impacts;

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•

the Company’s intention to sell and market its cardiovascular drug, Sodium Nitroprusside 50mg/2ml (25mg/ml) (“SNP”), in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“Marley Drug”);

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT®; ZYPITAMAG® and SNP;

•	the Company’s intention to increase sales through Marley Drug;

•	the Company’s intention to develop a cardiovascular biosimilar product in connection with an agreement with Reliance Life Sciences Private Limited (“RLS”);

•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;

•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“FDA”) in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the extent and impact of the COVID-19 outbreak on the Company’s business including any impact on our customers, contract manufacturers and other third-party service providers;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company’s revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects;

•	the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	uncertainties associated with the acceptance and demand for new products;

•	changes in regards to pharmacy regulations;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company’s ability to bring new products to market;

•	the Company’s ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients;

•	market competition;

•	tax benefits and tax rates; and

•	the Company’s ongoing relations with its employees and its business partners.

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

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2020 and 2019, and for the fiscal years ended December 31, 2020, 2019 and 2018, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data of the Company as at December 31, 2018 and 2017 and 2016 and for the year ended December 31, 2017 and 2016 was extracted from the audited financial statements of the Company not included in this Annual Report.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
(as at period end)	$	$	$	$	$
Current Assets	15,676,000	31,364,000	89,587,000	114,558,882	55,211,748
Property and
Equipment	1,640,000	1,282,000	316,000	221,622	10,300,639
Intangible Assets	13,596,000	9,599,000	1,705,000	1,756,300	100,864,817
Goodwill	2,986,000	—	—	—	47,485,572
Other Assets	156,000	39,000	12,153,000	12,394,881	862,891
Total Assets	34,054,000	42,284,000	103,761,000	128,931,685	214,725,667
Current Liabilities	12,310,000	11,662,000	16,931,000	43,673,908	61,560,600
Non-current Liabilities	2,598,000	3,680,000	3,236,000	4,548,617	114,881,163
Total Liabilities	14,908,000	15,342,000	20,167,868	48,222,525	176,441,763
Net Assets /
(Deficiency)	19,146,000	26,942,000	83,594,000	80,709,160	36,193,904
Capital Stock, Warrants and
Contributed Surplus	91,211,000	95,341,000	132,464,000	134,579,798	133,476,698
Accumulated Other Comprehensive
Income	(6,497,000)	(5,751,000)	1,268,000	673,264	681,992
Deficit	(65,568,000)	(62,648,000)	(50,138,000)	(54,543,902)	(97,964,786)
Non-controlling Interest	—	—	—	—	2,090,000
Statement of Net (Loss) Income (for the fiscal year ended on)
Product Sales	11,610,000	20,173,000	29,109,000	27,133,000	29,304,800
Net (Loss) Income for the Period from continuing operations	(6,845,000)	(19,786,000)	3,926,000	11,497,000	3,624,323
Net income for the Period from discontinued operations	—	—	—	31,924,000	23,358,318
Comprehensive (Loss) Income for the
Period	(7,591,000)	(26,805,000)	4,521,000	43,412,000	26,560,245
(Loss) Income
Per Share from continuing operations
Basic	(0.64)	(1.32)	0.25	0.74	0.24
Diluted	(0.64)	(1.32)	0.24	0.63	0.21
Income
Per Share from discontinued operations
Basic	—	—	2.04	1.56	—
Diluted	—	—	1.76	1.35	—

(Loss) Income
Per Share
Basic	(0.64)	(1.32)	0.25	2.78	1.80
Diluted	(0.64)	(1.32)	0.24	2.39	1.56
Weighted-Average Number of
Common Shares
Outstanding – Continuing Operations
Basic	10,686,041	14,998,540	15,791,396	15,636,853	15,002,005
Diluted	10,686,041	14,998,540	16,563,663	18,138,080	17,316,401
Weighted-Average Number of
Common Shares
Outstanding – Discontinued Operations
Basic	10,686,041	14,998,540	15,791,396	15,636,853	15,002,005
Diluted	10,686,041	14,998,540	16,563,663	18,138,080	17,316,401
Weighted-Average Number of
Common Shares
Outstanding
Basic	10,686,041	14,998,540	15,791,396	15,636,853	15,002,005
Diluted	10,686,041	14,998,540	16,563,663	18,138,080	17,316,401

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 19, 2021, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.2519. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Period End	1.2732	1.2988	1.3642	1.2545	1.3427
Average for the Period*	1.3415	1.3269	1.2957	1.2986	1.3248
High for the Period	1.4496	1.3600	1.3642	1.3743	1.4590
Low for the Period	1.2718	1.2988	1.2288	1.2128	1.2544

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

Month	High	Low
March 2021	1.2668	1.2455
February 2021	1.2828	1.2530
January 2021	1.2824	1.2627
December 2020	1.2952	1.2718
November 2020	1.3318	1.2965
October 2020	1.3349	1.3122
September 2020	1.3396	1.3055
August 2020	1.3404	1.3042
July 2020	1.3616	1.3360
June 2020	1.3682	1.3383
May 2020	1.4124	1.3630
April 2020	1.4217	1.3904
March 2020	1.4496	1.3356
February 2020	1.3429	1.3224
January 2020	1.3233	1.2970

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

Disease outbreaks may negatively impact the performance of the Company

A local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID-19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

The fact that the Company currently derives a significant portion of its revenue from a single product, AGGRASTAT®, exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.

At December 31, 2020, the Company had AGGRASTAT®, ZYPITAMAG® and SNP available for sale commercially and acquired the Marley Drug pharmaceutical business on December 17, 2020, but over 90% of the Company’s revenues for the year ended December 31, 2020 were derived from AGGRASTAT®. The remainder of the Company’s commercial products are in the development stage and accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will depend in significant part on its ability to maintain or expand sales of AGGRASTAT®, increase sales of ZYPITAMAG® and maintain and increase pharmaceutical sales through the Marley Drug business, as well as to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors which remain uncertain, including the following:

(a)	the success of the Company’s research and development activities;

(b)	obtaining regulatory approvals to market any of its development products;

(c)

the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;

(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;

(e)	the ability to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services) with third parties;

(f)	the ability to maintain current or higher pricing and margins for the Company’s products;

(g)	the ability to successfully prosecute and defend its patents and other intellectual property; and

(h)	the ability to successfully market the Company’s products, including AGGRASTAT®, given that it has limited resources.

(i)	The ability to successfully market pharmaceutical products through the Marley Drug business.

Further, if the Company does achieve sustained profitability, it may not be able to increase profitability in the future.

There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it had acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG® (pitavastatin magnesium), a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG® contributed revenue of $453,000 to Company for the year ended December 31, 2020 and $183,000 of revenue to the Company during the year ended December 31, 2019. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®. Part of the growth strategy for ZYPITAMAG® includes the acquisition of the Marley Drug business, completed in late 2020, which provides the Company with access to patients through the Marley Drug mail order business.

ZYPITAMAG® competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG® has been slow resulting in low sales of ZYPITAMAG® recorded for the years ended December 31, 2020 and 2019. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in 2021 and beyond as there is no assurance that a viable market for ZYPITAMAG® will develop. The failure of the Company to grow sales of ZYPITAMAG®, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The markets in which Marley Drug operates are very competitive and further increases in competition could adversely affect us.

The Company, through its recently acquired Marley Drug pharmacy business, faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies. Competition from on-line retailers has significantly increased during the past few years. Some of our competitors have or may merge with or acquire pharmaceutical services companies, pharmacy benefit managers (“PBMs”), health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition. The Company may not be able to effectively compete against them because these existing or potential competitors may have financial and other resources that are superior. The ability of the Company, through the Marley Drug business, to achieve profitability depends on the ability to continue to grow and retain loyal, repeat customers. There is no assurance that we will be able to continue to effectively compete in the markets or increase sales volume in response to further increased competition, or that any competitors are not in a better position to absorb the impact of COVID-19.

Consolidation in the healthcare industry could adversely affect our business, financial condition and results of operations.

Many organizations in the healthcare industry have consolidated to create larger healthcare enterprises with greater market power, which has contributed to continued pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for the Company’s pharmaceutical products sold through Marley Drug and/or reduce our access to customers. If these pressures result in reductions in prices and/or reduce our access to customers, the Company’s business will become less profitable unless we the Company can achieve corresponding reductions in costs or develop profitable new revenue streams. The Company expects that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants, which may adversely impact the Marley Drug business, its financial condition and its results of operations.

The availability of pharmacy drugs is subject to governmental regulations.

The continued conversion of various prescription drugs, including potential conversions of a number of popular medications, to over-the-counter medications may reduce the Company’s sales through Marley Drug and customers may seek to purchase such medications at non-pharmacy stores. Also, if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, pharmacy sales may be adversely affected. Additionally, we cannot assure you that the historic approval time for new drugs will not be impacted by the FDA’s priorities in response to COVID-19. The withdrawal of certain drugs from the market or concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may also have a negative effect on our pharmacy sales through Marley Drug or may cause shifts in our pharmacy or front-end product mix.

Certain risks are inherent in providing pharmacy services through Marley Drug and our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. In addition, federal and state laws that require pharmacists to offer counseling, without additional charge, to customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact the business. Pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although the Company maintains professional liability and errors and omissions liability insurance, from time to time, claims could result in the payment of significant amounts, some portions of which are not funded by insurance. There can be no assure that the coverage limits under insurance programs will be adequate to protect the Company against future claims, or that the Company will be able to maintain this insurance on acceptable terms in the future. Results of operations, financial condition or cash flows may be adversely affected if in the future insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which the Company self-insures or we suffer reputational harm as a result of an error or omission.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

Products that are sold through Marley Drug could become subject to contamination, product tampering, mislabeling or other damage requiring us to recall our products. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury or death. Product liability claims may be asserted against the Company with respect to any of the products or pharmaceuticals sold and the Company may be obligated to recall products. A product liability judgment against the Company or a product recall could have a material, adverse effect on business, financial condition or results of operations.

Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by our clients and customers, or the failure or inability to obtain or offer particular categories of products could negatively affect our relationship with our clients and customers and the demand for our products and services.

The success of the Marley Drug business depends in part on customer loyalty, superior customer service and the ability to persuade customers to purchase products in additional categories. Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by customers, or the failure or inability to obtain or offer particular categories of products could negatively affect relationships with customers and the demand for products and services.

Moreover, customer expectations and new technology advances from competitors have required that evolution so that the Company is able to interface with retail customers not only face-to-face, but also online and via mobile and social media. Customers are more frequently using computers, tablets, mobile phones and other electronic devices to shop online, as well as to provide public reactions concerning each facet of the Company’s operations. Failure to keep pace with dynamic customer expectations and new technology developments will greatly affect the ability of the Company to compete and maintain customer loyalty

There is no assurance that the Company will be successful in launching SNP and growing its revenues in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.

On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with revenues for the year ended December 31, 2020 totalling $116,000.

SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in growing its sales of SNP in 2021 and beyond. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

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

While the Company’s approved product portfolio includes AGGRASTAT®, ZYPITAMAG®, PREXXARTAN®, which is currently on hold and SNP, as well as the Marley Drug business, the Company still has products that are currently in the research and development stage. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

For the year ended December 31, 2020, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAG®, ReDSTM, SNP and the Marley Drug business. The Company’s license agreement to sell and market ReDSTM in the United States was terminated during 2020 and the Company does not expect to earn significant revenues from its transition agreement for the ReDSTM product going forward into 2021. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from. Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

ZYPITAMAG® competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAG® and potentially affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs approved, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG® will compete with these drugs to the extent ZYPITAMAG® and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAG® is positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT® currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market. AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. There is a risk that new generic products will be introduced that compete with AGGRASTAT® and that their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2020, there are generic versions of a competing product, eptifibatide, that are commercially available and are now competing directly against AGGRASTAT®. Additional generic competitors are expected to enter the market in the months and years ahead, and it is anticipated that these will result in further reductions to the price of eptifibatide.

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

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.

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

The Company is currently dependent on a third-party manufacturer for the supply of ZYPITAMAG®, and the loss or other disruption to the supply arrangement could have a material adverse effect on the Company’s business, financial position and operating results.

The Company’s subsidiary, Medicure Pharma, Inc., has entered into a supply arrangement with a third-party manufacturer of ZYPITAMAG® which will expire on September 19, 2029.

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

If the Company’s existing inventories of AGGRASTAT®, ZYPITAMAG® and/or SNP are contaminated, exhausted due to stock-out, or otherwise lost, the Company’s financial results and financial condition could be adversely affected, particularly if the third-party suppliers of raw materials or final product are unable to meet any additional demands that may be placed on them by the Company in its efforts to make up depleted inventory.

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

Federal and state statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storage, record keeping, safety, approval, advertising, promotion, sale, and distribution of the Company’s products including licensing of the Company and its subsidiaries. Noncompliance with applicable legal and regulatory requirements can trigger action by various federal authorities, including the FDA and the DEA, as well as state governmental authorities. This can lead to a broad range of consequences which could have a material adverse effect on the Company’s business, financial position and operating results. The potential sanctions include warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs/ANDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunctions, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, civil penalties, debarment, and criminal prosecution.

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

As at December 31, 2020, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, ZYPITAMAG®, SNP, the Marley Drug business and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

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

As of December 31, 2020, the Company had 10,251,313 common shares issued and outstanding. A further 1,326,958 common shares are issuable upon exercise of outstanding stock options (of which 1,110,958 were exercisable at December 31, 2020), all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

By Articles of Amendment filed by the Company under the Canada Business Corporations Act on November 1, 2012, a consolidation of shares was completed to reduce the total number of outstanding shares.

On May 16, 2018, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2018 NCIB”). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5,085,000. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company’s notice of intention to make an additional normal course issuer bid (the “2019 NCIB”). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and ended on May 29, 2020. During the twelve months of the 2019 NCIB, the Company purchased and cancelled 563,000 common shares for a total cost of $2,235,000. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139,000. During the year ended December 31, 2019, the Company recorded $5,466,000 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605,000.

On June 29, 2020, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2020 NCIB”). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB will be in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB. During period from June 30 2020 to December 31, 2020, that the 2020 NCIB was in place, the Company purchased and cancelled 411,000 common shares for a total cost of $364,000. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 – 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522,000 (2019 - $4,145,000). During the year ended December 31, 2020 the Company recorded $3,925,000 (2019 - $1,810,000) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447,000 (2019 - $5,955,000).

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2020 to December 31, 2020, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$0.70 and CDN$4.25 respectively, with a total trading volume of 3,027,700 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2020 to December 31, 2020 has fluctuated, with a high of 207,500 shares and a low of no shares traded, averaging approximately 12,062 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2020. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2020 or December 31, 2019, and does not expect that it will be a PFIC for the taxable year ending December 31, 2021. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

Risks associated with material weaknesses within the Company’s financial reporting and review process

Proper systems of internal control over financial reporting and disclosure controls and procedures are critical to the operation of a public company. However, we do not expect that our internal control over financial reporting or disclosure controls and procedures will prevent all errors and remove all risk of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

In connection with its review of the Company’s Internal Control over Financial Reporting, the Company has identified material weaknesses with the Company’s financial reporting and disclosure controls and procedures and its review process, involving the accounting and reporting for complex transactions, due to limitations in the size of the Company’s staff not allowing for appropriate reviews of such transactions. Failures to remediate material weaknesses, to implement the required new or improved controls, or difficulties encountered in there implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.

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

In August 2006, the Company acquired the U.S. rights to its first commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19.0 million.

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

In December 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (“Zydus”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG® (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company launched the product using its existing commercial infrastructure during May 2018.

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

The Company received approval in August of 2018 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning in early 2020. As well, the Company is focused on the development of additional cardiovascular drugs.

On August 19, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDSTM Pro (“ReDS Pro”) device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.

The Company continues to hold a 7.71% equity stake, on a fully diluted basis, in Sensible. The Company will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical. The termination of the marketing and distribution agreement with Sensible followed an in-depth strategic review of its alignment with the Company’s other lines of business

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million, respectively, for the 12-month period ended October 31, 2020. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company also remains focused on the sale and commercial development of its existing products. Medicure intends to finance the acquisition of Marley with a term loan from a Canadian commercial bank. Subsequent to December 31, 2020, on January 7, 2021, the Company announced that it intends to file an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product P5P”, also referred to as “MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency (“EMA”) have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“NDA”) for MC-1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“PRV”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

In 2020, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT® and ZYPITAMAG®, as well as the Marley Drug business and the development of additional cardiovascular products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAG®, to grow the Marley Drug business and the development and/or acquisition of new products and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAG®, grow the Marley Drug business and develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

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

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the Company’s substantial issuer bid in December of 2019.

B. Business Overview

Plan of Operation

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and SNP. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®. The Company received approval in August of 2018 from the FDA for its first abbreviated new drug application (“ANDA”) for SNP with commercial availability starting during the third quarter of 2019 in the United States with initial sales beginning during 2020.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million, respectively, for the 12-month period ended October 31, 2020. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®, ZYPITAMAG® and SNP. On August 20, 2020, the Company announced that it entered into a License, Manufacture and Supply Agreement with RLS for a cardiovascular biosimilar product. The Company is focused on the development of additional cardiovascular generic drugs.

Subsequent to December 31, 2020, the Company filed an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product, Mc-1, Medicure’s Pyridoxal 5’-phosphate for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

Through the sale of AGGRASTAT®, ZYPITAMAG® and SNP experienced over recent years as well as the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 the Company’s financial position has improved significantly compared to previous years. The Company completed a substantial issuer bid (“SIB”) in December of 2019 under which it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in a payment of $26,000. Subsequent to the closing of the SIB transaction, the acquisition of Marley Drug and despite lower working capital levels, the Company’s financial position remains strong.

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAG® and SNP, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. The Company also began selling SNP during early 2020.

The Company has historically financed its operations principally through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105,000, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the SIB, with $26,000 used to buy back four million shares for cancellation, completed in 2019 and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization. Under the terms of the agreement, Medicure was to receive a percentage of total U.S. sales revenue from the device and was to have met minimum annual sales quotas. In addition, Medicure invested US$10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. On August 20, 2020, the Company announced the termination of the marketing of the ReDSTM device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure. The Company continues to hold its equity stake, and will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical.

Recent Developments

COVID-19

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are highly uncertain and unknown at this time.

EARLY COMPLETION OF ENROLEMENT FOR iSPASM

Subsequent to December 31, 2020 the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head computerized tomography (“CT”) scans and/or magnetic resonance imaging (“MRI”) assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

PIVOTAL PHASE 3 TRIAL IND FILING WITH FDA FOR TREATMENT OF SEIZURES ASSOCIATED WITH PNPO DEFICIENCY

Subsequent to December 31, 2020, on January 7, 2021, the Company announced that it intends to file an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product P5P”, also referred to as “MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency (“EMA”) have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“NDA”) for MC-1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“PRV”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

ENTERING THE US ONLINE PHARMACY WORLD WITH THE ACQUISITION OF MARLEY DRUG

On December 17, 2020, the Company acquired 100% of Marley Drug, a specialty pharmacy serving more than 30,000 customers across the United States, from an arms-length third-party, for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million for the 12-month period ended October 31, 2020, respectively.

Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

The Company also remains focused on the sale and commercial development of its existing products. Medicure intends to finance the acquisition of Marley Drug with a term loan from a Canadian commercial bank.

RETENTION OF INVESTOR RELATIONS FIRM RENMARK FINANCIAL COMMUNICATIONS INC.

On December 2, 2020, the Company retained the services of Renmark Financial Communications Inc. (“Renmark”) to conduct investor relations activities. Additionally, the Company’s website, www.medicure.com/investors, was updated with a revised investor slide presentation. In consideration of the services to be provided, the fees incurred by Medicure will be cash consideration of $5,000 per month, starting December 1, 2020 and ending on April 30, 2021. Renmark does not have any interest, directly or indirectly, in Medicure or its securities, or any right or intent to acquire such an interest.

Beginning in 2021, the Company began participating in Renmark’s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation.

SETTLEMENT OF PATENT INFRINGEMENT ACTION

On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus Pharmaceuticals, Inc. (“Nexus”) in the U.S. District Court for the Northern District of Illinois, which alleged infringement of Medicure’s U.S. Patent No. 6,770,660 (“the ’660 patent”). As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

The Company had filed the patent infringement action against Nexus alleging infringement of the ’660 patent. The patent infringement action was in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the ’660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023.

AGREEMENT WITH RLS FOR THE MARKETING RIGHTS OF A CARDIOVASCULAR BIOSIMILAR

On October 5, 2020, the Company announced that it has entered into a License, Manufacture and Supply Agreement with RLS for a cardiovascular biosimilar product. The Company is responsible for the regulatory approval process for the product. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an approved reference product. The Agreement grants an exclusive right to the Company to market and sell the product in the United States of America, Canada and the European Union.

TREATMENT OF THROMBOTIC COMPLICATIONS DUE TO COVID-19

On August 24, 2020, the Company reported that early investigator sponsored clinical reports evaluating the efficacy of AGGRASTAT® showed promise for preventing and treating thrombotic complications due to COVID-19. AGGRASTAT® is not currently indicated for use in patients with COVID-19.

Notably, a non-randomized, case-controlled, investigator sponsored proof of concept study (n=10) evaluating AGGRASTAT® in combination with standard of care in patients with severe COVID-19 and hypercoagulability found that enhanced platelet inhibition improves hypoxemia (https://clinicaltrials.gov/ct2/show/NCT04368377). Treated patients experienced a mean reduction in alveolar-arterial oxygen gradient and an increase in PaO2/FiO2 (ratio of partial arterial pressure of oxygen to fraction of inspired oxygen) at 24h, 48h and 7 days after treatment. Seven other small clinical reports have recently been published exploring the clinical efficacy of AGGRASTAT® in patients with COVID-19.

The Company is evaluating sponsorship of further US-based randomized clinical studies to rapidly assess the efficacy and safety of using AGGRASTAT® for preventing thrombotic complications due to COVID-19.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-2 Coronavirus) at this time. A list of the reports referred to can be provided upon request.

TERMINATION OF REDSTM MARKETING AND DISTRIBUTION AGREEMENT

On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDSTM Pro (“ReDS Pro”) device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.

The Company continues to hold a 7.71% equity stake, on a fully diluted basis, in Sensible. The Company will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical. The termination of the marketing and distribution agreement with Sensible followed an in-depth strategic review of its alignment with the Company’s other lines of business.

NORMAL COURSE ISSUER BID

On June 29, 2020, the Company announced that the TSX Venture Exchange (“TSXV”) has accepted the Company’s notice of intention to make a normal course issuer bid (“NCIB”).

Under the terms of the NCIB, Medicure may acquire up to an aggregate of 533,116 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of June 29, 2020, the Company had 10,662,313 common shares outstanding, of which 4,655,353 common shares represent the public float of the Company. Under TSXV policies, the Company is entitled to purchase up to the maximum of 533,116 common shares, representing 5% of the common shares outstanding, over the 12-month period that the NCIB is in place.

The NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. (“PI”) acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan (the “Plan”) with PI in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During period from June 30 2020 to December 31, 2020, that the 2020 NCIB was in place, the Company purchased and cancelled 411,000 common shares for a total cost of $364. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

POSITIVE RESULTS FOR AGGRASTAT® IN THE FABOLUS-FASTER TRIAL AND PUBLICATON

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

DIRECT TO PATIENT ONLINE PHARMACY PROGRAM OF DISTRIBUTION OF ZYPITAMAG®

On June 25, 2020, the Company announced the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAG® in the United States.

This program offered many advantages to the Company to facilitate an increase in patient access to ZYPITAMAG® for patients who hold a prescription, which included direct shipment of the product to a patient’s home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAG® through this program was expected to provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provided a seamless process for physicians and prescribers, and reduced their workload by processing any prior authorization. This program was discontinued in 2021 following the acquisition of Marley Drug.

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

Net AGGRASTAT® product sales for year ended December 31, 2020 were $10,606, compared to $19,372 during the year ended December 31, 2019.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been lower during 2020 when compared to the prior year, however the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2020. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID-19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

The number of new customers that reviewed and implemented AGGRASTAT® increased sharply after October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to increased marketing and promotional efforts of the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the year ended December 31, 2020 when compared to the year ended December 30, 2019, however this improvement was mainly experienced in the first half of 2020 with US dollar exchange rates declining in the second half of 2020 compared to 2019, particularly in the fourth quarter. This led to increased AGGRASTAT® revenues, offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.

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

In September 2019 the Company announced that it had acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of US$5,000 and US$2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, in December 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG®, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG® contributed revenue of $453 to the Company for the year ended December 31, 2020 compared to $183 during the year ended December 31, 2019. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®.

On December 17, 2020, the Company acquired 100% of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition.

On October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the ADAP Crisis Task Force for ZYPITAMAG®. The agreement will open access to ZYPITAMAG® tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAG® has been adopted onto the ADAP formulary.

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

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with sales of $116 being recorded during 2020 from SNP.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT®, ZYPITAMAG® and SNP, as well as the Marley Drug business and licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

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

The sNDA filing was accompanied by a mandatory US$1,200 user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated during the second quarter of 2021.

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

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

On August 24, 2020, the Company reported that early investigator sponsored clinical reports evaluating the efficacy of AGGRASTAT® showed promise for preventing and treating thrombotic complications due to COVID-19. AGGRASTAT® is not currently indicated for use in patients with COVID-19.

Notably, a non-randomized, case-controlled, investigator sponsored proof of concept study (n=10) evaluating AGGRASTAT® in combination with standard of care in patients with severe COVID-19 and hypercoagulability found that enhanced platelet inhibition improves hypoxemia (https://clinicaltrials.gov/ct2/show/NCT04368377). Treated patients experienced a mean reduction in alveolar-arterial oxygen gradient and an increase in PaO2/FiO2 (ratio of partial arterial pressure of oxygen to fraction of inspired oxygen) at 24h, 48h and 7 days after treatment. Seven other small clinical reports have recently been published exploring the clinical efficacy of AGGRASTAT® in patients with COVID-19.

The Company is evaluating sponsorship of further US-based randomized clinical studies to rapidly assess the efficacy and safety of using AGGRASTAT® for preventing thrombotic complications due to COVID-19.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-2 Coronavirus) at this time. A list of the reports referred to can be provided upon request.

Subsequent to December 31, 2020 the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with sales of $116 being recorded during 2020 from SNP.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2021.

On October 5, 2020, the Company announced that it has entered into a License, Manufacture and Supply Agreement RLS for a cardiovascular biosimilar product. Medicure is responsible for the regulatory approval process for the product. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an approved reference product. The Agreement grants an exclusive right to the Company to market and sell the product in the United States of America, Canada and the European Union.

The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXALTM, P5P or MC-1 for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
Cardiovascular Biosimilar	Acute Cardiology	Development underway
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P – IND filed

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

As at December 31, 2020, the Company had issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG® will compete with these drugs to the extent ZYPITAMAG® and any of these drugs are approved for the same or similar indications.

Although ZYPITAMAG® would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

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

The Company, through its recently acquired Marley Drug pharmacy business, operates a physical pharmacy location in Winston Salem, North Carolina with a significant mail order business throughout the United States. Through Marley Drug, the Company faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies, such as Get Roman, as well as competition from on-line retailers such as Amazon. Competition from these on-line retailers has significantly increased during the past few years. Some of our competitors have or may merge with or acquire pharmaceutical services companies, pharmacy benefit managers (“PBMs”), health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition.

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

There are a number of approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG® will compete with these drugs to the extent ZYPITAMAG® and any of these drugs are approved for the same or similar indications.

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

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure’s supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

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

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Growing sales of ZYPITAMAG® in the United States

In September 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of US$5,000 and US$2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, in December 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG®, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® contributed revenue of $453,000 to the Company for the year ended December 31, 2020 compared to $183 during the year ended December 31, 2019. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG® including through its acquisition of Marley Drug in December of 2020.

The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®.

Acquisition and operation of the Marley Drug pharmacy business

On December 17, 2020, the Company acquired 100% of Marley Drug, a specialty pharmacy serving more than 30,000 customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 49 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with sales of $116 being recorded during 2020 from SNP.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

On August 20, 2020, the Company announced that it entered into a License, Manufacture and Supply Agreement with RLS for a cardiovascular biosimilar product.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

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

Medicure Pharma Inc. acquired Marley Drug, Inc. on December 17, 2020. Marley Drug, Inc. was incorporated pursuant to the laws of the State of North Carolina, United States of America, on September 30, 2005. Marley Drug, Inc.’s registered office is 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127. Marley Drug, Inc.’s head office is located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2020, the Company had use of approximately 14,720 square feet.

Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2020 and December 31, 2019 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug, and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2020:

•	Note 3(c)(iii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases.

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded at FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was designated within this category.

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

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation, acquisition payable and holdback payable which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

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

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.

Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in business combination below.

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

Accruals for returns, chargebacks, rebates and discounts

As of December 31, 2020, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2020, AGGRASTAT®, ZYPITAMAG® and Sodium Nitroprusside (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT® and SNP primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

During 2019, the Company sold ReDSTM medical devices directly to end users. Revenue from the sale of ReDSTM was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

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

Through Marley Drug the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users being individual patients. Revenue for in store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2020, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

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

Business combinations and goodwill

The Company adopted amendments to IFRS 3 with a date of application of January 1, 2020. The IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

The amendments are applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on January 1, 2020. Consequently, transactions that occurred in prior periods do not need to be reassessed.

The Company’s adoption of the amendments to IFRS 3 did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2020.

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

IBR used in the valuation of leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

Right-of-use asset

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

A. Operating Results

General

Through 2020, the Company was focused on maintaining and growing the sales AGGRASTAT® and ZYPITAMAG® as well as earning its initial revenue from SNP in January of 2020. Beginning with the acquisition of Marley Drug on December 17, 2020, the became focused on maintaining and growing the pharmacy business of Marley Drug.

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

Twelve Months Ended December 31, 2020 Compared to the Twelve Months Ended December 31, 2019

Net AGGRASTAT® product sales for the year ended December 31, 2020 were $10.6 million compared to $19.4 million during the year ended December 31, 2019.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring during the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been lower during the year ended December 31, 2020 when compared to the prior year, however the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2020. The Company’s commercial team continues to work on expanding its customer base, however this continued focus has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product including a reduction in procedures being performed as a result of COVID-19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the year ended December 31, 2020 when compared to the year ended December 30, 2019, however this improvement was mainly experienced in the first half of 2020 with US dollar exchange rates declining in the second half of 2020 compared to 2019, particularly in the fourth quarter. This led to increased AGGRASTAT® revenues, offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

Net ZYPITAMAG® product sales for year ended December 31, 2020 were $453,000 compared to $183,000 for the year ended December 31, 2020.

The Company primarily sells ZYPITAMAG® to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The Company expects ZYPITAMAG® revenues to grow throughout 2020 and beyond. Beginning in the second quarter, the Company launched a direct to patient online pharmacy program which resulted in sales of ZYPITAMAG® being made directly to pharmacy customers. The increase in revenue from ZYPITAMAG® resulted from increased demand and usage of the product experienced during 2020 as a result of the Company’s sales and marketing initiatives implemented since acquiring control of the product.

The Company recorded initial sales during the year ended December 31, 2020 totaling $116,000 from SNP which became available in the US market in late 2019. The Company primarily sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales expected to occur in the fourth quarter of 2020 through this initiative.

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded revenue of $340,000 during the year ended December 31, 2020 pertaining to the Marley Drug in store and mail order pharmaceutical business. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout the United States.

During the year ended December 31, 2020, ReDSTM contributed revenue of $95,000 from the sale of the product in the United States compared to $618,000 for the year ended December 31, 2019. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS Pro device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company. The Company expects minimal sales under the transition agreement in 2021 before its expiry.

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, ReDSTM and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.

AGGRASTAT® cost of goods sold for the year ended December 31, 2020 were $3.0 million compared to $3.6 million for the year ended December 31, 2019. The decrease in cost of goods sold is the result of reduced product sold when compared to the prior year. Reductions in procedures as a result of COVID-19 contributed to the decrease in volume of product sold relating to AGGRASTAT®.

ZYPITAMAG® cost of goods sold for year ended December 31, 2020 totaled $2.8 million and includes $89,000 relating to product sold to the Company’s customers, $2.4 million from amortization of the ZYPITAMAG® intangible assets, $274,000 relating to a write-down of expired inventory and $15,000 relating to royalties on the sale of ZYPITAMAG® resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2019 of $1.9 million which was the result of $34,000 relating to product sold to the Company’s wholesale customers, $797,000 relating to amortization of the ZYPITAMAG® license, $1.0 million relating to a write-down of expired inventory and $2,000 relating to royalties on the sale of ZYPITAMAG® resulting from the acquisition of the product in September of 2019. The increase in cost of goods sold between 2020 and 2019 is the result of higher amortization of the Company’s intangible assets relating to ZYPITAMAG® as a result of owning the product for the full 2020 year compared to three months in 2019. Additionally, high volumes of the product were sold during 2020 compared to 2019 contributing to the increase in ZYPITAMAG® cost of goods sold. These increases were offset by reductions in write-downs of expired inventory for the year ended December 31, 2020 compared to the year ended December 31, 2019.

The cost of goods sold related to SNP totaled $524,000 for the year ended December 31, 2020 compared to $940,000 for the year ended December 31, 2019. For year ended December 31, 2020, the cost of goods sold totaling $116,000 related to product sold to the Company’s customers as well as an impairment loss on the write-down of inventory of $408,000 as a result of reduced selling prices for the product experienced in the market pertaining to SNP relating to inventory. The cost of goods sold related to SNP for the year ended December 31, 2019 related to an impairment loss on the write-down of inventory of $940,000 recorded during the year as a result of reduced selling prices for the product experienced in the market pertaining to SNP.

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded cost of goods sold of $104,000 during the year ended December 31, 2020 pertaining to the cost of products sold by Marley Drug’s in store and mail order pharmaceutical business.

There was no cost of goods sold relating to the ReDSTM product recorded during the year ended December 31, 2020. ReDSTM cost of goods sold for the year ended December 31, 2019 totaled $904,000 and consisted of $263,000 paid to Sensible in relation to ReDSTM from the revenue sharing arrangement relating to product sold by the Company during 2019 and $641,000 related to the amortization of the ReDSTM license, which was recorded on the statement of financial position within intangible assets prior to the impairment recorded over the ReDSTM intangible assets.

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, ReDSTM and SNP and beginning on December 17, 2020, costs pertaining to the Marley Drug business.

Selling expenses for the year ended December 31, 2020 were $5.4 million compared to $13.4 million for the year ended December 31, 2019.

Commercial sales expenses decreased during the year ended December 31, 2020 as compared to the prior year due to commercial launch costs relating to ReDSTM being incurred during the 2019 and as a result of cost reductions implemented during late 2019 and throughout 2020 particularly as it relates to the sales and marketing costs associated with ReDSTM as well as decreases in costs as a result of limitations to conference and travel related costs due to COVID-19. Beginning with the acquisition of Marley Drug, which was completed on December 17, 2020, costs associated with the Marley Drug business are included in selling costs for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company recorded a recovery of salary expenditures of $595,000 through government assistance resulting from the Canada Emergency Wage Subsidy (“CEWS”) within selling expenses.

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2020 were $4.6 million compared to $3.4 million for the year ended December 31, 2019. The increase in general and administration expenses during the year ended December 31, 2020 when compared to the year ended December 31, 2019 primarily related to higher legal costs associated with the Company’s patent challenge, which was settled in the fourth quarter of 2020, partially offset by cost reductions implemented by the Company during late 2019 throughout 2020 partially.

During the year ended December 31, 2020, the Company recorded a recovery of salary expenditures of $159,000 through government assistance resulting from the CEWS within general and administrative expenses.

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

Net research and development expenditures for the year ended December 31, 2020 totaled $3.3 million compared to $4.3 million for the year ended December 31, 2019. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The decrease experienced during the year ended December 31, 2020 when compared to the year ended December 31, 2019 is primarily a result of FDA refunds obtained by the Company during 2020 resulting in a recovery of expenses of $677,000 pertaining to previously paid FDA fees as well as reducing the quarterly expense going forward as well as timing of research and development expenditures resulting in the timing of each development project. During the fourth quarter of 2020, the Company incurred significant expenditures pertaining to the MC-1 or P5P development project.

During the year ended December 31, 2020, the Company recorded a recovery of salary expenditures of $106,000 through government assistance resulting from the CEWS within research and development expenses.

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

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received US$5.1 million (CDN$6.7 million) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3.6 million to the net recoverable value from the negotiated settlement during the year ended December 31, 2019.

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

The Company has considered indicators of impairment as at December 31, 2020 and 2019.

The Company did not record any write-down of intangible assets during the year ended December 31, 2020.

During the year ended December 31, 2019, the Company recorded a write-down of intangible assets related to the ReDSTM license totaling $6.3 million as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM.

With respect to the intangible asset related to ZYPITAMAG®, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 14.09%, a cumulative aggregate growth rate of 103% over three years following the acquisition of Marley Drug with a declining growth rate going forward and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2020 as the recoverable amount exceeded the carrying amount by approximately $301,000 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value. A five percent reduction in the forecast or a one percent increase in the discount rate applied would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

The finance income for the year ended December 31, 2020 of $765,000 is a result of a recovery accretion on the Company’s AGGRASTAT® and interest on cash and investments held by the Company during the year ended December 31, 2020. This was partially offset by accretion on the ZYPITAMAG® acquisition payable, finance expense related to the Company’s lease obligations and bank charges. This compares to finance income for the year ended December 31, 2019 relates to interest on cash and investments held by the Company and a recovery from accretion on the Company’s royalty obligation, partially offset by bank changes, accretion of the Company’s acquisition payable and other interest incurred during the year ended December 31, 2019.

The foreign exchange gain of $497,000 for the year ended December 31, 2020 compares to a foreign exchange loss of $2.6 million for the year ended December 31, 2019. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company as at the end of both periods.

The Company did not record any income tax expense for the year ended December 31, 2020. The income tax expense of $145,000 during the year ended December 31, 2019 is primarily related to changes to the Company’s tax loss carryforwards in Barbados.

For the year ended December 31, 2020, the Company recorded a net loss of $6.8 million or $0.64 per share ($0.64 per share diluted) compared to $19.8 million or $1.32 per share ($1.32 per share diluted) for the year ended December 31, 2019.

As discussed above, the main factors contributing to the reduction in the net loss were the impairment loss recorded on the ReDSTM license and a loss recorded upon the settlement of the holdback receivable experienced during the year ended December 31, 2019. Additionally, lower revenues and higher general and administration expenses, partially offset by lower selling costs contributed to the decrease in the net loss for the year ended December 31, 2020 when compared to the net loss for the year ended December 31, 2019.

For the year ended December 31, 2020, the Company recorded a total comprehensive loss of $7.6 million compared to $26.8 million for the year ended December 31, 2019. The change in comprehensive loss results from the factors described above as well as a loss from the revaluation of the investment in Sensible Medical made during the year ended December 31, 2019 in addition to fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2020 was 10,686,041. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2019 was 14,998,540.

As at December 31, 2020, the Company had 10,251,313 common shares outstanding and 1,326,958 stock options, of which 1,110,958 were exercisable, to purchase common shares outstanding. As at March 29, 2021, the Company had 10,251,313 common shares outstanding and 1,325,658 stock options, of which 1,129,658 were exercisable, to purchase common shares outstanding.

As at December 31, 2020, the Company had 10,251,313 common shares outstanding and 1,326,958 stock options, of which 1,110,958 were exercisable, to purchase common shares outstanding.

As at April 20, 2021, the Company had 10,251,313 common shares outstanding and 1,272,633 stock options, of which 1,096,633 were exercisable, to purchase common shares outstanding.

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

Net ZYPITAMAG® product sales for year ended December 31, 2019 were $183,000 compared to $652,000 during the year ended December 31, 2018.

The Company currently sells ZYPITAMAG® to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The decrease in ZYPITAMAG® product sales for the year ended December 31, 2019 is a result of initial stocking at the wholesale level during the year ended December 31, 2018. The Company expects ZYPITAMAG® revenues to grow throughout 2020 and beyond.

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, ReDSTM and SNP including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®.

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

ZYPITAMAG® cost of goods sold for the year ended December 31, 2019 totaled $1.9 million and includes $34,000 relating to product sold to the Company’s wholesale customers, $1.0 million relating to a write-down of ZYPITAMAG® product inventory, $797,000 from amortization of the ZYPITAMAG® license and $2,000 relating to royalties on the sale of ZYPITAMAG® resulting from the acquisition of the product in September of 2019.

The cost of goods sold related to SNP relates to an impairment loss on the write-down of inventory of $940,000 recorded during the year ended December 31, 2019 as a result of reduced selling prices for the product experienced in the market pertaining to SNP.

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, ReDSTM and SNP.

Selling expenses for the year ended December 31, 2019 were $13.4 million compared to $15.6 million for the year ended December 31, 2018.

Commercial sales expenses decreased during the year ended December 31, 2019 as compared to the prior year due to commercial launch costs relating to ZYPITAMAG® being incurred during the year ended December 31, 2018 as well as cost reductions implemented by the Company during 2019.

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

With respect to the intangible asset related to ZYPITAMAG®, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $1.6 million at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value. A seven percent reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

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

For the year ended December 31, 2019, the Company recorded a net loss of $19.8 million or $1.32 per share ($1.32 per share diluted) compared to net income of $3.9 million or $0.25 per share ($0.24 per share diluted) for the year ended December 31, 2018. As discussed above, the main factors contributing to the net loss were the impairment loss recorded on the ReDSTM license, impairment losses recorded in regards to inventories of ZYPITAMAG® and SNP, a loss recorded upon the settlement of the holdback receivable, lower revenues and foreign exchange losses experienced during the year ended December 31, 2019.

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

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately US$105,000 of which approximately US$55.0 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of US$10.0 million that was due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately US$50.0 million from the Buyer as a result of the Apicore Sale Transaction. The US$50.0 million was included in the total net proceeds of US$105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of US$5.1 million in relation to the holdback receivable.

The funds received from the Apicore sales transaction were invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the SIB completed by the Company in December of 2019.

Cash used in operating activities for the year ended December 31, 2020 was $2.2 million compared to $14.6 million for the comparable period in the prior year. The decrease in cash used in operating activities is primarily due to difference in changes in working capital between the two periods and the decreased net loss incurred during the year ended December 31, 2020.

Cash used in or from investing activities for the year ended December 31, 2020 was $7.2 million and $7.2 million related to cash used in the acquisition of Marley Drug, which was acquired on December 17, 2020. Additionally, the Company used $2,000 in the acquisition of property and equipment during the year ended December 31, 2020. This compares to cash from investing activities for the year ended December 31, 2019 which totaled $34.3 million primarily from the conversion of short-term investments into cash which totaled $47.7 million and $6.7 million was received in relation to the proceeds from the holdback receivable. Offsetting this where payments made by the Company during the year ended December 31, 2019 in regards to the acquisition of ZYPITAMAG® which totaled $6.6 million and the acquisition of ReDSTM intangible assets for $7.0 million and the investment in Sensible Medical Innovations Ltd. of $6.3 million. Additionally, $186,000 was spent regarding the acquisition of property, plant and equipment during the year ended December 31, 2019.

Cash used in financing activities for the year ended December 31, 2020 totaled $766,000 and related to cash paid to acquire the Company’s common shares under its normal course issuer bid compared to $522,000 and $244,000 paid on the Company’s lease liability. This compares to cash used in financing activities for the year ended December 31, 2019 totaled $30.0 million and related to cash paid to acquire the Company’s common shares under the SIB which totaled $26.0 million, cash paid to acquire the Company’s common shares under the NCIB which totaled $4.1 million, offset by the receipt of $20,000 from employees exercising stock options during the year.

As at December 31, 2020, the Company had unrestricted cash totaling $2.7 million compared to $13.0 million as of December 31, 2019. As at December 31, 2020, the Company had working capital of $3.2 million compared to $19.7 million as at December 31, 2019.

On June 29, 2020, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2020 NCIB”). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB was in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB.

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 – 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522,000 (2019 - $4.1 million). During the year ended December 31, 2020 the Company recorded $3.9 million (2019 - $1.8 million) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4.4 million (2019 - $6.0 million).

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

The Company acquired long-term debt of $353,000, with a fair value of nil, as at acquisition, as part of its acquisition of Marley Drug which was expected to be forgiven in 2021. The Company heldback funds to settle this debt as part of the purchase in the event it was not forgiven. The debt was forgiven in January of 2021 and the offsetting holdback was released. The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2020.

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

The sNDA filing was accompanied by a mandatory US$1,200 user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

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

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated during the second quarter of 2021.

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

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).1

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

On August 24, 2020, the Company reported that early investigator sponsored clinical reports evaluating the efficacy of AGGRASTAT® showed promise for preventing and treating thrombotic complications due to COVID-19. AGGRASTAT® is not currently indicated for use in patients with COVID-19.

Notably, a non-randomized, case-controlled, investigator sponsored proof of concept study (n=10) evaluating AGGRASTAT® in combination with standard of care in patients with severe COVID-19 and hypercoagulability found that enhanced platelet inhibition improves hypoxemia (https://clinicaltrials.gov/ct2/show/NCT04368377). Treated patients experienced a mean reduction in alveolar-arterial oxygen gradient and an increase in PaO2/FiO2 (ratio of partial arterial pressure of oxygen to fraction of inspired oxygen) at 24h, 48h and 7 days after treatment. Seven other small clinical reports have recently been published exploring the clinical efficacy of AGGRASTAT® in patients with COVID-19.

The Company is evaluating sponsorship of further US-based randomized clinical studies to rapidly assess the efficacy and safety of using AGGRASTAT® for preventing thrombotic complications due to COVID-19.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-2 Coronavirus) at this time. A list of the reports referred to can be provided upon request.

Subsequent to December 31, 2020 the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with sales of $116 being recorded during 2020 from SNP.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2021.

On October 5, 2020, the Company announced that it has entered into a License, Manufacture and Supply Agreement RLS for a cardiovascular biosimilar product. Medicure is responsible for the regulatory approval process for the product. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an approved reference product. The Agreement grants an exclusive right to the Company to market and sell the product in the United States of America, Canada and the European Union.

The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXALTM, P5P or MC-1 for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
Cardiovascular Biosimilar	Acute Cardiology	Development underway
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P – IND filed

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

As at December 31, 2020, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

Patents and Licenses

In addition to a number of pending patent applications, the Company has 2 issued patent from the United States Patent Office providing protection for AGGRASTAT® and related its current and historic development compounds and ZYPITAMAG®. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

Patent Number	Issue Date	Title
6,770,660	August 3, 2004	Method for Inhibiting Platelet Aggregation
8,829,186	July 14, 2017	Method for preparation of pitavastatin and pharmaceutical acceptable sales thereof

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

D. Trend Information

Net AGGRASTAT® product sales for the year ended December 31, 2020 were $10.6 million compared to $19.4 million during the year ended December 31, 2019.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring during the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been lower during the year ended December 31, 2020 when compared to the prior year, however the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2020. The Company’s commercial team continues to work on expanding its customer base, however this continued focus has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product including a reduction in procedures being performed as a result of COVID-19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the year ended December 31, 2020 when compared to the year ended December 30, 2019, however this improvement was mainly experienced in the first half of 2020 with US dollar exchange rates declining in the second half of 2020 compared to 2019, particularly in the fourth quarter. This led to increased AGGRASTAT® revenues, offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

Net ZYPITAMAG® product sales for year ended December 31, 2020 were $453,000 compared to $183,000 for the year ended December 31, 2019.

The Company primarily sells ZYPITAMAG® to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The Company expects ZYPITAMAG® revenues to grow throughout 2020 and beyond. Beginning in the second quarter, the Company launched a direct to patient online pharmacy program which resulted in sales of ZYPITAMAG® being made directly to pharmacy customers. The increase in revenue from ZYPITAMAG® resulted from increased demand and usage of the product experienced during 2020 as a result of the Company’s sales and marketing initiatives implemented since acquiring control of the product.

The Company recorded initial sales during the year ended December 31, 2020 totaling $116,000 from SNP which became available in the US market in late 2019. The Company primarily sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales expected to occur in the fourth quarter of 2020 through this initiative.

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded revenue of $340,000 during the year ended December 31, 2020 pertaining to the Marley Drug in store and mail order pharmaceutical business. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout the United States.

During the year ended December 31, 2020, ReDSTM contributed revenue of $95,000 from the sale of the product in the United States compared to $618,000 for the year ended December 30, 2020. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS Pro device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company. The Company expects minimal sales under the transition agreement in 2021 before its expiry.

E. Off-balance Sheet Arrangements

As of December 31, 2020, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2020:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2021	2022	2023	2024	2025	Thereafter
Accounts Payable and Accrued Liabilities	$6,979	$6,979	$—	$—	$—	$—	$—
Income Taxes Payable	164	164	—	—	—	—	—
Lease Obligation	1,748	351	354	356	358	162	167
Acquisition Payable	1,911	637	637	637	—	—	—
Holdback Payable	1,876	1,876	—	—	—	—	—
Contingent consideration	1,976	1,925	51	—	—	—	—
Purchase Agreement Commitments	3,319	1,649	1,288	191	191	—	—
Total	$17,973	$13,581	$2,330	$1,184	$549	$162	$167

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218,000 annually (based on current pricing) until 2022 and €525,000 annually (based on current pricing) until 2022.

Subsequent to December 31, 2020 and effective January 1, 2021, the Company renewed its business and administration services agreement with GVI, as described in note 17(b) to the consolidated financial statements, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG® (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAG® being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAG® on September 30, 2019.

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

As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2.0 million of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2.0 million and $4.0 million and 8% on the portion of quarterly sales exceeding $4.0 million payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2020 totaled $441,000 (2019 – $1.0 million; 2018 – $1.7 million) with payments made during the year ended December 31, 2020 of $326,000 (2019 – $1.4 million; 2018 – $1.5 million).

Beginning with the acquisition of ZYPITAMAG® (note 8), completed on September 30, 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG® to Zydus subsequent to the acquisition date. During the year ended December 31, 2020, the Company accrued $15,000 (2019 – $2,000, 2018 – nil) in royalties in regards to ZYPITAMAG® which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and had $10,000 (2019 – $2,000) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2020.

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

There are currently no claims outstanding against the Company.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2020, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $57,000 in fees paid or payable to Board members for attendance at meetings between January 1, 2020 and December 31, 2020 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services as committee chairs.

On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011, July 18, 2016, January 1, 2017 and January 1, 2019. For the years ended December 31, 2020 and 2019, the Company recorded payable to A.D. Friesen Enterprises Ltd., $331,000 and 331,000, respectively, in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2018, a bonus of $31,500 was accrued to Dr. Friesen, which was paid to him during the year ended December 31, 2019. No bonus was been accrued as at December 31, 2020 or 2019.

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

Neil Owens serves the Company as President and Chief Operating Officer beginning on July 1, 2019 and received a salary of $68,000 for during the year ended December 31, 2019 in relation to the portion of the year he was the President and Chief Operating Officer. For the year ended December 31, 2020, the President and Chief Operating Officer received a salary of $155,000 and a bonus of $15,000.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer’s services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year term, at a rate of $135,000 annually. During the year ended December 31, 2016, the Company recorded a bonus of $10,000 to its Chief Financial Officer. Effective January 1, 2017, consulting agreement with the Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, was renewed for a one-year term, at a rate of $155,000 annually. During the year ended December 31, 2017, the Company recorded a bonus of $200,000 to its Chief Financial Officer. Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year term, at a rate of $155,000 annually. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer. For the year ended December 31, 2019, the Chief Financial Officer received a salary of $185,000. For the year ended December 31, 2020, the Chief Financial Officer received a salary of $175,000 and a bonus of $10,000.

Graeme Merchant served the Company as Vice President, Commercial Operations until the conclusion of his employment in September 2017 and received a salary of $161,000 during the year ended December 31, 2016.

During the year ended December 31, 2020, the Company paid directors a total of Nil (December 31, 2019: Nil; December 31, 2018: Nil, December 31, 2017: Nil and December 31, 2016: Nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $5,000 (seven months ended December 31, 2014 –$10,000 and year ended May 31, 2014 – $15,000) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to amounts owing to the Board of Directors for the years ended December 31, 2020 or 2019. As at December 31, 2020, the Company had $14,000 (2019 – nil, 2018 - $5,000) of accrued compensation owing to the independent members of the Board of Directors relating to Directors fees.

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company issued 106,490 of its common shares at a deemed price of $1.98 per common share to satisfy $211,000 of outstanding amounts owing to the Company’s Board of Directors. The shares were issued on January 9, 2015.

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

C. Board Practices

The Board of Directors presently consists of six directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 22, 2020. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by such auditing standards as may be applicable.

Review and discuss with management and the independent auditor at the completion of annual and quarterly examinations, if any:

•	The Company’s audited and unaudited financial statements and related notes;

•	The Company’s Management Discussion & Analysis (“MD&A”) and news releases related to financial results;

•	The Company’s management certifications of the financial statements and accompanying MD&A as required under applicable securities laws;

•	The Company’s annual information form (“AIF”), if one is prepared and filed.

•	The independent auditor’s audit of the financial statements and its report thereon;

•	Any significant changes required in the independent auditor’s audit plan;

•	The appropriateness of the presentation of any non-IFRS related financial information;

•	Any serious difficulties or disputes with management encountered during the course of the audit; and

•	Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

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

The Audit and Finance Committee Charter was approved for the year ended December 31, 2020 on December 11, 2019.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 29 employees through Medicure as at December 31, 2020. During the year ended December 31, 2020, the Company’s total employment decreased from the previous year as part of the Company’s cost curtailment activities.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2020.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Dr. Albert D. Friesen(1)	2,420,827	(1)	23.61%
Common shares	Dr. Arnold Naimark	39,194		0.38%
Common shares	Gerald P. McDole	48,950		0.48%
Common shares	Peter Quick	28,150		0.27%
Common shares	Brent Fawkes	12,376		0.12%
Common shares	Manon Harvey	—		—
Common shares	Dr. Neil Owens	2,000		0.02%
Common shares	James Kinley	47,100		0.46%

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2020. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share		Expiry Date
Dr. Albert D. Friesen	5,000 414,000 15,000 100,000 15,000 7,500 9,000	$ $ $ $ $ $ $	6.16 1.50 7.20 7.30 4.95 1.90 1.90	April 7, 2021 July 18, 2021 December 19, 2022 January 31, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Dr. Arnold Naimark	4,000 5,000 45,000 5,000 4,500 7,200	$ $ $ $ $ $	6.16 7.20 0.30 4.95 1.90 1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Gerald P. McDole	4,000 5,000 45,000 5,000 4,500 7,200	$ $ $ $ $ $	6.16 7.20 0.30 4.95 1.90 1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Peter Quick	4,000 5,000 45,000 5,000 4,500 7,200	$ $ $ $ $ $	6.16 7.20 0.30 4.95 1.90 1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Brent Fawkes	4,000 5,000 45,000 5,000 4,500 7,200	$ $ $ $ $ $	6.16 7.20 0.30 4.95 1.90 1.90	April 7, 2021 December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Manon Harvey	15,000		$4.95	June 26, 2024
Dr. Neil Owens	3,000 1,050 4,000 100,000 3,500 1,350	$ $ $ $ $ $	3.90 6.16 7.20 4.95 1.90 1.90	November 25, 2020 April 7, 2021 December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025
James Kinley	4,000 100,000 15,000 7,500 7,200	$ $ $ $ $	6.16 7.20 4.95 1.90 1.90	April 7, 2021 December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025

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

A. Major Shareholders

As of December 31, 2020, the following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned (3)		Percentage of Class
Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,420,827	(1)	23.61%

Common shares	MM Asset Management Inc. Toronto, Ontario	2,410,567		23.51%

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

As of December 31, 2019, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,598,597 (or 25.35% of common shares).

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

On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017 and increasing to $331,000 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2020 and 2019, there were no amounts included in accounts payable and accrued liabilities payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

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

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days’ written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2020, the Company recorded a total of $331,000 to A.D. Friesen Enterprises Ltd. December 31, 2019, the Company recorded a total of $331,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2018 and 2017, the Company recorded a total of $315,000, respectively, to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2016, the Company recorded a total of $300,000 to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2015, the Company recorded a total of $186,000 to A.D. Friesen Enterprises Ltd.

Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“GVI”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer’s services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,000 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year term and effective January 1, 2018, this agreement was renewed for an additional one-year term. Effective January 1, 2019, this agreement was renewed for an additional one-year term. Effective January 1, 2020, this agreement was renewed for an additional one-year term.

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

During the year ended December 31, 2020 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2019 – $85,000; 2018 – $85,000; 2017 – $85,000, 2016 - $85,000) for business administration services, $238,000 (2019 - $295,000, 2018 - $228,000, 2017 – $212,000; 2016 – $223,000) in rental costs and $37,000 (2019 - $47,000, 2018 - $47,000, 2017 – $44,000; 2016 – $42,000) for commercial and information technology support services. As described in note 17(a) to the Company’s audited consolidated financial statements included in this annual report, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer’s services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 and subsequently no longer includes the Chief Financial Officer’s services, which effective January 1, 2016, have been paid directly by the Company through a consulting or employment agreement.

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

During the year ended December 31, 2020, the Company paid GVI CDS $202,000 (2019 - $406,000, 2018 - $858,000, 2017 – $716,000; 2016 – $592,000) for clinical research services.

The Company also has a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of Dr. Friesen’s to provide contract research services. During the year ended December 31, 2020, the Company paid CanAm $7,000 (2019 - $133,000, 2018 - $393,000, 2017 – $458,000; 2016 – $560,000) for research and development services.

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

As at December 31, 2020, included in accounts payable and accrued liabilities is $56,000 (2019 - $95,000) payable to GVI, $99,000 (2019 – $56,000) payable to GVI CDS, and $7,000 (2019 – nil) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

As at December 31, 2020, the Company had $14,000 (2019 – nil) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided.

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

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP as at and for the year ended December 2020 and PricewaterhouseCoopers LLP as at December 31, 2019 and for the years ended December 31, 2019 and 2018.

Legal Proceedings

There are currently no claims outstanding against the Company.

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

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.

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

B. Significant Changes

There have been no significant changes to the accompanying financial statements since December 31, 2019, except as disclosed in this Annual Report on Form 20-F.

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

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)
Fiscal Quarter Ended
December 31, 2020	1.25	0.70
September 30, 2020	1.39	0.83
June 30, 2020	2.80	0.93
March 31, 2020	4.40	1.50
December 31, 2019	5.24	3.00
September 30, 2019	5.02	4.15
June 30, 2019	6.35	4.68
March 31, 2019	6.90	5.95
December 31, 2018	7.15	5.71
September 30, 2018	7.38	6.60
June 30, 2018	7.55	5.90
March 31, 2018	7.40	6.70
December 31, 2017	8.71	6.90
September 30, 2017	8.45	7.50
June 30, 2017	9.82	6.50
March 31, 2017	10.55	8.52

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

N/A

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars. During the year ended December 31, 2020, it is estimated that approximately 80% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues. Based on the above net exposures as at December 31, 2020, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company’s net (loss) income of approximately $205,000.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2020, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2020 due to the following material weaknesses:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost-effective basis, there is a risk of material misstatements related to the accounting and reporting for complex and non-routine accounting and income tax transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

The Company has taken various steps during and prior to fiscal 2020 to address the material weaknesses within the Company’s internal control environment in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this Annual Report on Form 20-F which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The Company has made changes and improvements to the accounting software system used to record transactions in order to facilitate additional system-based controls over its financial transactions, results and processes. During fiscal 2020, the Company hired a controller, with a CPA designation and public practice experience, reporting to the chief financial officer of the Company, in order to facilitate additional segregation of duties in preparation and review in regards to accounting for complex transactions. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to continue to correct this material weakness at this time, however the Company will use its improved accounting software and the increased capacity of its staff in the accounting and finance department to further develop, document, implement and test internal controls within the organization.

ITEM 16.	RESERVED

Not applicable

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2020, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

On October 16, 2020, the Company changed its auditors from PricewaterhouseCoopers LLP to Ernst & Young LLP.

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

(a) Audit fees

2020	2019
$194,000	$146,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees

2020	2019
$—	$—

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees

2020	2019
$—	$—

(d) All other fees

2020	2019
$—	$—

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 16, 2018, the Company announced that the TSXV accepted the Company’s notice of intention to make a NCIB. In the opinion of the Company, its common shares were trading at prices that did not reflect its underlying value. Accordingly, the Company believed that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

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

As of May 29, 2019, the Company had 15,222,813 common shares outstanding, of which 6,758,666 common shares represented the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 761,141 common shares, representing 5% of the common shares outstanding, over the 12-month period that the 2019 NCIB is in place.

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

On June 29, 2020, the Company announced that the TSX Venture Exchange (“TSXV”) has accepted the Company’s notice of intention to make a normal course issuer bid (“NCIB”).

Under the terms of the NCIB, Medicure may acquire up to an aggregate of 533,116 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of June 29, 2020, the Company had 10,662,313 common shares outstanding, of which 4,655,353 common shares represent the public float of the Company. Under TSXV policies, the Company is entitled to purchase up to the maximum of 533,116 common shares, representing 5% of the common shares outstanding, over the 12-month period that the NCIB is in place.

The NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. (“PI”) acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan (the “Plan”) with PI in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During period from June 30 2020 to December 31, 2020, that the 2020 NCIB was in place, the Company purchased and cancelled 411,000 common shares for a total cost of $364,000. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers LLP (“PwC”) were appointed the auditors of Medicure Inc., (the “Corporation”) on November 21, 2018. The Corporations’ shareholders approved at the last annual and special meeting of the shareholders of the Corporation held June 22, 2020 that PwC be re-appointed auditors of the Corporation until the next annual meeting.

The Board of Directors, upon the recommendation of the Audit and Finance Committee, decided not to renew PwC’s appointment as auditor. The Audit and Finance committee reviewed the situation and determined that the appointment of Ernst & Young LLP (“EY”) as auditors of the Corporation would be in the best interests of the Corporation. As such, the Company’s Audit and Finance committee recommended that EY be appointed as the successor auditor and the Board of Directors approved the same on October 6, 2020.

There have been no reservations in the auditor’s reports for the audits of the three most recently completed fiscal years.

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

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

Year ended December 31, 2020

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

Ernst & Young LLP, the Company’s external auditors for the year ended December 31, 2020, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the year ended December 31, 2020. PricewaterhouseCoopers LLP, the Company’s external auditors for the years ended December 31, 2019 and 2018, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements for the years ended December 31, 2019 and 2018. The reports of Ernst & Young LLP and PricewaterhouseCoopers LLP follow.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CPA CA
Chief Executive Officer	Chief Financial Officer

April 20, 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Medicure Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. [the “Company”] as of December 31, 2020, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2020, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [the “PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: [1] relate to accounts or disclosures that are material to the financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

A member firm of Ernst & Young Global Limited

Assessment of accrual for chargebacks

Description of the matter

As described in note 3[e] to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is calculated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2020.

Auditing the estimated chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at December 31, 2020, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

How we addressed the matter in our audit

To test the Company’s estimated chargeback accrual, our audit procedures included, among others, testing the completeness, accuracy, and relevance of the underlying data used by management to estimate the accrual through reconciliation to third-party agreements and third-party reports indicating actual chargebacks. We evaluated the estimated wholesaler inventory levels by obtaining third-party distribution channel reports and assessing inventor turnover of each product at the wholesaler. We inspected wholesaler agreements and end hospital agreements and compared pricing differences to the chargeback rate used by management to estimate the accrual. We performed a retrospective review to determine the historical accuracy of management’s estimates of chargebacks against actual results. We evaluated the monthly trailing analysis of actual chargebacks processed during the year. We performed sensitivity analyses to determine the effect of changes in assumptions on the chargeback accrual.

Valuation of ZYPITAMAG® intangible asset

Description of the matter

As described in notes 3[i] and 8 to the consolidated financial statements, intangible assets with finite lives include ZYPITAMAG® intangible assets. These intangible assets are assessed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the intangible assets may exceed its recoverable amount. Due to lower than expected sales levels during the year and competitive market conditions, management determined that these factors may indicate that the carrying value of the ZYPITAMAG® intangible asset exceeds the recoverable amount, and accordingly performed an impairment test at December 31, 2020. The recoverable amount was determined using the fair value less costs of disposal method.

We identified the valuation of intangible assets related to ZYPITAMAG® as a critical audit matter because auditing the impairment analysis was complex due to the significant estimation uncertainty and judgment applied by management in determining the recoverable amount. The significant estimation uncertainty was primarily due to the sensitivity of underlying key assumptions related to sales volumes, net selling prices and discount rate, and the significant effect that changes in these assumptions would have on the recoverable amount of the intangible asset.

A member firm of Ernst & Young Global Limited

How we addressed the matter in our audit

To test the estimated recoverable amount of the intangible asset, we performed audit procedures that included, among others, assessing the methodology used by management in calculating the recoverable amount, and evaluating the significant assumptions and the underlying data used by management in the analysis. We evaluated the reasonableness of the Company’s estimated sales volume by comparing to historical results, approved business initiatives and budgets, market research, and industry data; and we tested the net selling prices used by comparing to actual realized prices and relevant industry factors. We also used an internal valuation specialist to assist in our evaluation of the methodology used and discount rate used to determine the recoverable amount of the intangible asset. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable amount of the intangible asset resulting from hypothetical changes in underlying assumptions.

Valuation of intangible assets in acquisition of Marley Drug Inc.

Description of the matter

On December 17, 2020, the Company completed its acquisition of Marley Drug Inc. and recognized $6.5 million in finite-lived intangible assets as disclosed in note 4 to the consolidated financial statements. The transaction was accounted for as a business combination.

Auditing the Company’s accounting for its acquisition of Marley Drug Inc. was complex due to the significant estimation required by management to determine the fair value of the intangible assets, which principally consisted of pharmacy licenses, customer lists, and brand name. The Company used a replacement cost method to measure the pharmacy licenses. The significant assumptions used to estimate the pharmacy licenses included estimated costs and estimated lost profit during the replacement period. The Company used a discounted cash flow model to measure the customer lists and the relief from royalty method to measure the brand name. The significant assumptions used to estimate the value of these intangible assets included discount rates, revenue growth rates, and attrition rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

To test the estimated fair value of the finite-lived intangible assets, we performed audit procedures that included, among others, evaluating the Company’s selection of the valuation methodology and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. We compared the revenue growth rate assumptions to current industry, market and economic trends, to the historical results of the acquired business and to other guidelines used by companies within the same industry. We compared the estimated costs to obtain the licenses and estimated lost profit to historical information. We involved internal valuation specialists to assist in our evaluation of the discount rate, the attrition rates, and the royalty rate. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the finite-lived intangible assets.

We have served as the Company’s auditor since 2020.

Winnipeg, Canada April 20, 2021	Chartered Professional Accountants

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in equity and cash flows for the years ended December 31, 2019 and 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and its financial performance and its cash flows for the years ended December 31, 2019 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

Chartered Professional Accountants

Winnipeg, Canada

April 15, 2020

We have served as the Company’s auditor from 2018 to 2020

PricewaterhouseCoopers LLP

One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6

T: +1 204 926 2400, F: +1 204 944 1020

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	Note		2020	2019
Assets
Current assets:
Cash and cash equivalents			$2,716	$12,965
Restricted cash	4		1,394	—
Accounts receivable	5		5,253	10,216
Inventories	6		5,139	6,328
Prepaid expenses			1,174	1,855

Total current assets			15,676	31,364

Non-current assets:
Property and equipment	4 & 7		1,640	1,282
Intangible assets	4 & 8		13,596	9,599
Goodwill	4		2,986	—
Other assets	4		156	39

Total non-current assets			18,378	10,920

Total assets			$34,054	$42,284

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities			$6,979	$9,384
Current portion of royalty obligation	10		362	872
Current portion of acquisition payable	4 & 8		637	649
Holdback payable	4		1,876	—
Current portion of contingent consideration	4		1,925	—
Current income taxes payable	15		164	517
Current portion of lease obligation	4 & 11		367	240

Total current liabilities			12,310	11,662

Non-current liabilities
Royalty obligation	10		335	1,176
Acquisition payable	8		1,132	1,655
Contingent consideration	4		51	—
Lease obligation	4 & 11		1,080	849

Total non-current liabilities			2,598	3,680

Total liabilities			14,908	15,342

Equity:
Share capital	14	(b)	80,917	85,364
Warrants	14	(d)	—	1,949
Contributed surplus			10,294	8,028
Accumulated other comprehensive income			(6,497)	(5,751)
Deficit			(65,568)	(62,648)

Total Equity			19,146	26,942

Total liabilities and equity			$34,054	$42,284

Commitments and contingencies	17(a) & 17(d	)

On behalf of the board

“Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2020	2019	2018
Revenue, net
Product sales, net			$11,610	$20,173	$29,109
Cost of goods sold	6 & 8		6,480	7,272	4,152

Gross profit			5,130	12,901	24,957

Expenses
Selling	12		5,359	13,399	15,580
General and administrative	12		4,579	3,395	3,922
Research and development	12		3,299	4,349	6,681

			13,237	21,143	26,183
Other expense (income):
Revaluation of holdback receivable	13		—	3,623	1,473
Impairment loss on intangible assets	8		—	6,321	—

			—	9,944	1,473
Finance (income) costs:
Finance (income) expense, net	10 & 16		(765)	(1,115)	(1,061)
Foreign exchange (gain) loss, net			(497)	2,570	(6,461)

			(1,262)	1,455	(7,522)

Net (loss) income before income taxes			$(6,845)	$(19,641)	$4,823
Income tax (expense) recovery
Current	15		—	(22)	(678)
Deferred	15		—	(123)	(219)

			—	(145)	(897)

Net (loss) income			$(6,845)	$(19,786)	$3,926
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:			(746)	(683)	595
Item that will not be reclassified to profit and loss Revaluation of investment in Sensible Medical at FVOCI	9		—	(6,336)	—

Comprehensive (loss) income			$(7,591)	$(26,805)	$4,521

(Loss) earnings per share
Basic	14	(e)	$(0.64)	$(1.32)	$0.25
Diluted	14	(e)	$(0.64)	$(1.32)	$0.24

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

Net loss for the year ended December 31, 2020			—	—	—	—	(6,845)	(6,845)
Other comprehensive income for the year ended December 31, 2020			—	—	—	(746)	—	(746)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(4,447)	—	—	—	3,925	(522)
Transfer on expiry of warrants	14	(d)	—	(1,949)	1,949	—	—	—
Share-based compensation	14	(c)	—	—	317	—	—	317

Total transactions with owners			(4,447)	(1,949)	2,266	—	3,925	(205)

Balance, December 31, 2020			$80,917	—	10,294	(6,497)	(65,568)	19,146

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594

Net loss for the year ended December 31, 2019			—	—	—	—	(19,786)	(19,786)
Other comprehensive income for the year ended December 31, 2019			—	—	—	(7,019)	—	(7,019)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(5,955)	—	—	—	1,810	(4,145)
Buy-back of common shares under substantial issuer bid	14	(b)	(31,605)	—	—	—	5,466	(26,139)
Stock options exercised	14	(c)	37	—	(17)	—	—	20
Share-based compensation	14	(c)	—	—	417	—	—	417

Total transactions with owners			(37,523)	—	400	—	7,276	(29,847)

Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

			Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total
Balance, December 31, 2017			$125,734	$1,949	$6,897	$673	$(54,544)	$80,709

Net income for the year ended December 31, 2018			—	—	—	—	3,926	3,926
Other comprehensive income for the year ended December 31, 2018			—	—	—	595	—	595
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	14	(b)	(3,501)	—	—	—	480	(3,021)
Stock options exercised	14	(c)	654	—	(291)	—	—	363
Share-based compensation	14	(c)	—	—	1,022	—	—	1,022

Total transactions with owners			(2,847)	—	731	—	480	(1,636)

Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2020	2019	2018
Cash (used in) provided by:
Operating activities:
Net (loss) income for the year			$(6,845)	$(19,786)	$3,926
Adjustments for:
Current income tax expense (recovery)	15		—	22	678
Deferred income tax expense (recovery)	15		—	123	219
Impairment of property and equipment	7		—	95	—
Impairment of intangible assets	8		—	6,321	—
Revaluation of holdback receivable	13		—	3,623	1,473
Amortization of property and equipment	7		307	485	103
Amortization of intangible assets	8		2,466	1,438	196
Share-based compensation	14	(c)	317	417	1,022
Write-down of inventories	6		682	1,983	95
Finance (income) expense, net	16		(765)	(1,115)	(1,061)
Unrealized foreign exchange (gain) loss			(497)	362	(5,323)
Change in the following:
Accounts receivable			5,081	(318)	(1,341)
Inventories			723	(4,072)	(1,259)
Prepaid expenses			703	842	(1,793)
Other assets			—	78	—
Accounts payable and accrued liabilities			(3,802)	(4,992)	7,132
Interest received (paid), net	16		22	1,685	255
Income taxes paid	15		(306)	(477)	(2,041)
Royalties paid	10		(326)	(1,355)	(1,539)

Cash flows (used in) from operating activities			(2,240)	(14,641)	742

Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	4		(7,238)	—	—
Investment in Sensible Medical	9		—	(6,337)	—
Proceeds from Apicore Sale Transaction			—	—	65,235
Receipt of holdback receivable funds	13		—	6,719	—
Redemptions (purchase) of short-term investments			—	47,747	(44,100)
Acquisition of property and equipment	7		(2)	(186)	(197)
Acquisition of intangible assets	8		—	(13,660)	(1,281)

Cash flows from investing activities			(7,240)	34,283	19,657

Financing activities:
Repurchase of common shares under substantial issuer bid	14	(b)	—	(26,139)	—
Repurchase of common shares under normal course issuer bid	14	(b)	(522)	(4,145)	(3,021)
Proceeds from exercise of stock options	14	(c)	—	20	363
Repayment of lease liability			(244)	—	—

Cash flows used in financing activities			(766)	(30,264)	(2,658)

Foreign exchange (loss) gain on cash held in foreign currency			(3)	(552)	1,138

(Decrease) increase in cash			(10,249)	(11,174)	18,879
Cash and cash equivalents, beginning of period			12,965	24,139	5,260

Cash and cash equivalents, end of period			$2,716	$12,965	$24,139

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity

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

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 20, 2021.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation of financial statements (continued)

(b)	Basis of presentation (continued)

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are highly uncertain and unknown at this time.

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

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination and allocation of the purchase price of Marley Drug and the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2020:

•	Note 3(c)(iii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, beginning on December 17, 2020, Marley Drug, Inc, became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was designated within this category.

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

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation, acquisition payable and holdback which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

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

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.

Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.

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

An “expected credit loss” impairment model applies to financial assets which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. For accounts receivable, the Company applies a simplified approach in calculating expected credit losses. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(e)	Revenue from contracts with customers

As of December 31, 2020, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2020, AGGRASTAT®, ZYPITAMAG® and Sodium Nitroprusside (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT® and Sodium Nitroprusside primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

During 2019, the Company sold ReDSTM medical devices directly to end users. Revenue from the sale of ReDSTM was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

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

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users being individual patients. Revenue for in store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

(g)	Inventories

Inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale either to wholesale, pharmacy and hospital customers or through Marley Drug direct to patients, and are measured at the lower of cost and net realizable value.

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

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, pharmacy equipment, office equipment, furniture and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
ReDS™ demonstration units	Straight-line	33%
Right of use assets	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(i)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(j)	Research and development

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

(k)	Government assistance

Government assistance, in the form of grants or the Canada Emergency Wage Subsidy, are recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (“SR&ED”) incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(l)	Impairment of non-financial assets

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Long-term employee benefits

An accrual is recognized for benefits accruing to employees when it is probable that settlement will be required and it is capable of being measured reliably. Accruals recognized in respect of employee benefits which are not due to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to the reporting date. As of December 31, 2020, the employee benefit accrual represents deferred compensation and is recorded within other long-term liabilities.

(iii)	Share-based payment transactions

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

(n)	Finance income and finance costs

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

Foreign currency gains and losses are reported on a net basis.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(o)	Income taxes

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2020, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

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

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(p)	Earnings per share

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

(q)	Business combinations and goodwill

The Company adopted amendments to IFRS 3 with a date of application of January 1, 2020. The IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

The amendments are applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on January 1, 2020. Consequently, transactions that occurred in prior periods do not need to be reassessed.

The Company’s adoption of the amendments to IFRS 3 did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2020.

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

(r)	Leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(r)	Leases (continued)

(i)	Right-of-use asset

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

(ii)	Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

(iii)	Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

(s)	New standard not yet adopted

Amendments to International Accounting Standard (“IAS”) 1 – presentation of financial statements:

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.	Business combinations

On December 17, 2020, the Company acquired 100% of issued and outstanding shares of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for cash consideration of $7,781, of which $1,374 was held back and is recorded on the statement of financial position of the Company as restricted cash with an offsetting liability recorded as a holdback payable to be released in connection with the forgiveness of Marley Drug’s loan under the Paycheck Protection Program (“PPP”) from the United States Small Business Administration (“SBA”) and general representations and warranties one year after the acquisition date. An additional $504 was recorded as a holdback payable and will become payable once all state licenses have effectively been transferred to the Company, net of 90-day adjustments to true-up cash and working capital targets for the transaction.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

4.	Business combinations (continued)

As well, the purchase agreement included contingent consideration of additional payments to the seller based on the achievement of certain future performance targets of Marley Drug. The first contingent consideration (“One Year Payment”) is based on a one-year revenue target up to USD$1.7 million based on Marley Drugs’ historical revenues. The second contingent consideration (“Earn Out Payments”) is based on certain revenue milestone targets over a two-year period within Marley Drug. The contingent consideration period commences on the successful transfer of all licenses, unless it is triggered early by the seller. The One-Year Payment has been recorded within current portion of contingent consideration on the statement of financial position with an estimated fair value of $1,922. The Earn Out Payments have been recorded within contingent consideration on the statement of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.

Prior to the acquisition, Marley Drug had obtained a PPP loan from the United States SBA totaling $353 which remained a liability as of the acquisition date. The PPP loan has been fair valued at zero at the acquisition date as the amount was expected to be forgiven in full. Subsequent to December 31, 2020, the PPP loan was forgiven and the restricted cash and holdback payable of $353 was released to the seller in the transaction.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash and cash equivalents	$542
Restricted cash	20
Accounts receivable	104
Inventories	215
Prepaid expenses	22
Property and equipment, including right of use asset	664
Pharmacy licenses	1,183
Customer lists	4,860
Brand name	495
Goodwill	2,991
Other assets	131
Accounts payable and accrued liabilities	(416)
Current portion of lease obligation	(98)
Lease obligation	(455)

Net assets acquired	$10,258

Summary of purchase consideration
Net cash paid	6,407
Holdback payable	1,878
Contingent consideration	1,973

Purchase consideration	$10,258

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

4.	Business combinations (continued)

Transaction costs relating to the Marley Drug acquisition were $421 and were included in general and administrative expenses for the year ended December 31, 2020.

From the date of acquisition to December 31, 2020, Marley Drug contributed to the 2020 results $340 of revenue and $7 of net income before income taxes. If the acquisition had taken place as at January 1, 2020, revenue in 2020 would have increased by $9.8 million and net income before income taxes in 2020 would have increased by approximately $1.2 million after considering the amortization of the intangible assets acquired in the transaction.

5.	Accounts receivable

As at December 31	2020	2019
Trade accounts receivable	$5,097	$10,136
Other accounts receivable	156	80

	$5,253	$10,216

As at December 31, 2020, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A – 38%, Customer B – 23%, Customer C – 34%).

As at December 31, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 28%, Customer C – 27%).

6.	Inventories

As at December 31	2020	2019
Finished commercial product available-for-sale	$4,032	$5,273
Finished retail pharmacy product available for sale	216	—
Unfinished product and packaging materials	891	1,055

	$5,139	$6,328

Inventories expensed as part of cost of goods sold during the year ended December 31, 2020 amounted to $3,355 (2019 – $3,585; 2018 – $3,862). During the year ended December 31, 2020, the Company wrote-off inventory of $682 (2019 – $1,983; 2018 – $95) that had expired or was otherwise unusable through cost of goods sold on the statement of (loss) income and comprehensive (loss) income.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

7. Property and equipment

Cost	Computers and equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2018	$470	$168	$—	$—	$638
Impact of adoption of IFRS 16 (Note 11)	—	—	—	677	677
Additions	50	2	134	685	871
Impairment	—	—	(130)	—	(130)
Effect of movements in exchange rates	—	—	(4)	—	(4)

At December 31, 2019	$520	$170	$—	$1,362	$2,052
Acquisition under business combinations (note 4)	117	0	0	547	664
Additions	2	0	0	0	2
Disposals	(96)	0	0	0	(96)
Effect of movements in exchange rates	0	0	0	(1)	(1)

At December 31, 2020	$543	$170	$0	$1,908	$2,621

Accumulated amortization and impairment losses	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2018	$212	$110	$—	$—	$322
Amortization	111	60	37	277	485
Impairment	—	—	(35)	—	(35)
Effect of movements in exchange rates	—	—	(2)	—	(2)

At December 31, 2019	$323	$170	$—	$277	$770
Amortization	88	—	—	219	307
Disposals	(96)	—	—	—	(96)

At December 31, 2020	$315	$170	$—	$496	$981

Carrying amounts	Computer and office equipment	Leasehold improvements	ReDS™ Demonstration units	Right of use assets	Total
At December 31, 2019	$197	$—	$—	$1,085	$1,282
At December 31, 2020	$228	$0	$0	$1,412	$1,640

During the year ended December 31, 2020, amortization of property and equipment totaling $10 and $297 (2019 – $485 and nil; 2018 – $103 and nil) is within selling expenses and general and administration expenses, respectively, on the consolidated statements of net (loss) income and comprehensive (loss) income.

During the year ended December 31, 2019, an impairment of property and equipment totaling $95 is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to an impairment of ReDSTM demonstration units in connection with the impairment of the ReDSTM license as described in note 9.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 9)	7,038	8,930	—	—	15,968
Impairment	(6,959)	—	—	—	(6,959)
Transfers within intangible assets	(1,854)	1,457	—	—	(397)
Effect of movements in exchange rates	(135)	(942)	(209)	(37)	(1,323)

At December 31, 2019	$—	$24,929	$4,156	$733	$29,818
Acquisition under business combinations (note 4)	1,183	0	495	4,860	6,538
Effect of movements in exchange rates	(2)	(491)	(83)	(22)	(598)

At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$35,758

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	841	597	—	—	1,438
Impairment	(638)	—	—	—	(638)
Transfers within intangible assets	(397)	—	—	—	(397)
Effect of movements in exchange rates	(11)	(751)	(209)	(37)	(1,008)

At December 31, 2019	$—	$15,330	$4,156	$733	$20,219
Amortization	7	2,428	2	29	2,466
Effect of movements in exchange rates	0	(426)	(82)	(15)	(523)

At December 31, 2020	$7	$17,332	$4,076	$747	$22,162

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer List	Total
At December 31, 2019	$—	$9,599	$—	$—	$9,599
At December 31, 2020	$1,174	$7,106	$492	$4,824	$13,596

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The fair value of the remaining deferred payments of $637 and $1,132 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years with the remaining amortization period being 3.1 years as at December 31, 2020.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets (continued)

The Company had considered indicators of impairment as at December 31, 2020 and 2019.

As at December 31, 2020 and with respect to the intangible asset related to ZYPITAMAG®, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 14.09%, a cumulative aggregate growth rate of 103% over three years following the acquisition of Marley Drug with a declining growth rate going forward and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2020 as the recoverable amount exceeded the carrying amount by approximately $301 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value. A five percent reduction in the forecast or a one percent increase in the discount rate applied would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible pertaining to the ReDSTM license for the marketing of the ReDSTM in the United States.

The Company did not record any write-down of intangible assets during the year ended December 31, 2018.

As at December 31, 2020, intangible assets pertaining to AGGRASTAT® were fully amortized.

For the year ended December 31, 2020, amortization of intangible assets totaling $2,428 (2019—$1,438 and 2018—$196) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible assets. In connection with the acquisition described in note 4, beginning with the year ended December 31, 2020, $38 of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9. Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDS™ in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

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

The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2020 and 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower-than-expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement. The Company did not record any other comprehensive income associated with the change in fair value of the investment in Sensible Medical during the year ended December 31, 2020.

The license was being amortized over the term of the license agreement which was equal to ten years. During the year ended December 31, 2019, amortization of $641 was recorded within cost of goods sold. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321. The Company did not record any amortization for the year ended December 31, 2020 in relation to the ReDSTM license as it was fully impaired.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

9. Investment in Sensible Medical (continued)

On August 19, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDSTM in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure.

The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity, whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the year ended December 31, 2020, the Company recorded revenue of $89 (2019—$289 and 2018—nil) relating to amounts payable from Sensible from sales made by their sales force under the exclusive marketing and distribution agreement.

10. Royalty obligation

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

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2020 of $697 (2019 – $2,048) of which $362 (2019 – $872) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2020 of a recovery of $953 (2019 – recovery of $316, 2018 – expense of $355) is recorded within finance (income) expense on the consolidated statements of net (loss) income and comprehensive (loss) income. Royalties for the year ended December 31, 2020 totaled $441 (2019 – $1,023; 2018 – $1,654) with payments made during the year ended December 31, 2020 of $326 (2019 – $1,355; 2018 – $1,539).

11. Leases

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with a 28-month renewal period available. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

In connection with the acquisition of Marley Drug, the Company acquired a lease obligation and corresponding right of use asset. The lease is for Marley Drug’s 3,280 square foot retail space. The original lease was signed in May of 2006 for a period of ten years with two, five-year extension periods. An addendum to the lease allowed for the first extension which was used starting April 1, 2017 with the second five-year extension available for an additional five years to April 2027. The current rate in the lease is $87 per annum. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is three percent.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

Minimum payments under the leases at December 31, 2020 are as follows:

2021	$327
2022	330
2023	331
2024	333
2025	136
2026	99
2027	33

$1,589

12. Government assistance

During the year ended December 31, 2020, the Company recorded $860 (2019 – nil, 2018—nil) in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures with $595, recorded within selling expenses, $159 recorded within general and administrative expenses and $106 recorded within research and development expenses for the year ended December 31, 2020. As at December 31, 2020, $85 of government assistance is recorded in accounts receivable (December 31, 2019—nil).

13. Holdback receivable

The Company had a holdback receivable of US$10 million, which originated on October 2, 2017 as a part of the Apicore Sale Transaction. The holdback receivable was initially recorded at its fair value of $11,941 and subsequently was measured at FVTPL. Additionally, the Company had an amount recorded as other long-term liability on the statement of financial position which was payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

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

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options (13(c))	8,001	37
Shares repurchased and cancelled under a normal course issuer bid(1)	(751,800)	(5,955)
Shares repurchased and cancelled under a substantial issuer bid(2)	(4,000,000)	(31,605)

Balance, December 31, 2019	10,804,013	$85,364
Shares repurchased and cancelled under a normal course issuer bid(1)	(552,700)	(4,447)

Balance, December 31, 2020	10,251,313	$80,917

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

On May 30, 2019, the Company announced that the TSX-V accepted the Company’s notice of intention to make an additional normal course issuer bid (the “2019 NCIB”). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and ended on May 29, 2020. During the twelve months of the 2019 NCIB, the Company purchased and cancelled 563,000 common shares for a total cost of $2,235. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On June 29, 2020, the Company announced that the TSX-V accepted the Company’s notice of its intention to make a normal course issuer bid (the “2020 NCIB”). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB will be in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB.

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 – 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522 (2019—$4,145). During the year ended December 31, 2020 the Company recorded $3,925 (2019—$1,810) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447 (2019—$5,955).

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

14. Capital Stock (continued)

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

Changes in the number of options outstanding during the year ended December 31, 2020 is as follows:

Year ended December 31, 2020	Options	Weighted average exercise price
Balance, beginning of period	1,428,408	$3.67
Forfeited, cancelled or expired	(101,450)	(5.06)

Balance, end of period	1,326,958	$3.57

Options exercisable, end of period	1,110,958	$3.12

Changes in the number of options outstanding during the years ended December 31, 2019 and 2018 are as follows:

Year ended December 31	2019		2018
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,394,642	$3.91	1,602,127	$3.58
Granted	262,000	4.95	200,000	7.25
Exercised	(8,001)	(2.45)	(206,885)	(1.76)
Forfeited, cancelled or expired	(220,233)	(6.75)	(200,600)	(6.85)

Balance, end of period	1,428,408	$3.67	1,394,642	$3.91

Options exercisable, end of period	1,059,308	$2.88	1,044,892	$2.80

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

14. Capital Stock (continued)

(c)	Stock option plan (continued)

Options outstanding at December 31, 2020 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	2.35 years	$0.30	185,000
$0.31 - $3.00	536,933	1.29 years	$1.59	536,933
$4.01 - $5.00	216,800	3.49 years	$4.95	87,200
$5.01 - $7.30	388,225	1.77 years	$7.09	301,825

$0.30 - $7.30	1,326,958	1.94 years	$3.57	1,110,958

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2020 is $317 (2019 – $417; 2018 – $1,022). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2020, 2019 and 2018 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2019	2018
Expected option life	4.4 years	4.4 years
Risk free interest rate	1.40%	1.92%-2.04%
Dividend yield	nil	nil
Expected volatility	47.10%	85.14%-93.72%

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt which has since been repaid in full. These warrants expired on November 17, 2020 without exercise.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

14. Capital Stock (continued)

(d)	Warrants (continued)

Changes in the number of warrants outstanding during the years ended December 31, 2020, 2019, and 2018 are as follows:

Years ended December 31	2020		2019		2018
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50	900,000	$6.50
Expired	(900,000)	(6.50)	—	—	—	—

Balance, end of period	—	—	900,000	$6.50	900,000	$6.50

Warrants exercisable, end of period	—	—	900,000	$6.50	900,000	$6.50

(e)	Per share amounts

The following table reflects the calculation of basic and diluted (loss) earnings per share for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Basic net (loss) earnings	$(0.64)	$(1.32)	$0.25

Diluted net (loss) earnings	$(0.64)	$(1.32)	$0.24

The following table reflects the (loss) income used in the basic and diluted (loss) earnings per share computations for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Net (loss) earnings	$(6,845)	$(19,786)	$3,926

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the years ended December 31, 2020, 2019 and 2018:

Year ended December 31	2020	2019	2018
Weighted average shares outstanding for basic (loss) earnings per share	10,686,041	14,998,540	15,791,396
Effects of dilution from:
Stock options	—	—	772,267

Weighted average shares outstanding for diluted (loss) earnings per share	10,686,041	14,998,540	16,563,663

Effects of dilution from 1,326,958 stock options (2019 – 1,428,408, 2018 – 622,375) were excluded in the calculation of weighted average shares outstanding for diluted (loss) earnings per share for the year ended December 31, 2020 as they are anti-dilutive. Additionally, for the year ended December 31, 2019 and 2018, 900,000 warrants were excluded in the calculations of weighted average shares outstanding for diluted (loss) earnings per as they were anti-dilutive.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

15. Income taxes

The Company did not recognize any current income tax expense for the year ended December 31, 2020 (2019 – $22; 2018 – $678) and did not recognize any deferred income tax expense for the year ended December 31, 2020 (2019 – $123, 2018 – $219).

As at December 31, 2020 and 2019, deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2020	2019
Deferred tax assets
Scientific research and experimental development	$3,358	$2,640
Non-capital losses	2,356	207
Other	595	1,781
Investment in Sensible	—	855
Holdback receivable	—	688

Total deferred tax assets	$6,309	$6,171

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net (loss) income for the years ended December 31, 2020, 2019 and 2018 to the income tax expense is as follows:

Year ended December 31	2020	2019	2018
(Loss) Income for the year
Canadian	$(519)	$(7,013)	$3,440
Foreign	(6,326)	(12,628)	1,383

	$(6,845)	$(19,641)	$4,823

Year ended December 31	2020	2019	2018
Canadian federal and provincial income taxes at 27% (2019 – 27%; 2018 – 27%)	$1,848	$5,303	$(1,302)
Permanent differences and other items	(159)	(330)	26
Foreign tax rate in foreign jurisdictions	(1,551)	(1,308)	85
Change in unrecognized deferred tax assets	(138)	(3,810)	294

	—	$(145)	$(897)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company’s subsidiaries.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

15. Income taxes (continued)

At December 31, 2020, the Company has the following Canadian losses available for application in future years:

2037	$5,276

2040	2,666

$7,942

At December 31, 2020, the Company has the following Barbados losses available for application in future years:

2022	$1,249
2028	2,355
2029	4,842

$8,446

16. Finance income (expense)

During the years ended December 31, 2020, 2019 and 2018 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2020	2019	2018
Interest income	$43	$886	$1,115
Remeasurement of royalty obligation	953	316	(355)
Accretion of acquisition payable	(155)	(41)	—
Change in fair value of contingent consideration	(6)	—	—
Bank charges and other interest	(21)	(24)	(25)
Finance expense from lease obligation	(49)	(22)	—
Remeasurement of holdback receivable	—	—	326

	$765	$1,115	$1,061

During the years ended December 31, 2020, 2019 and 2018, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2020	2019	2018
Interest received	$43	$1,731	$279
Other interest, net and banking fees	(21)	(46)	(24)

	$22	$1,685	$255

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

17. Commitments and contingencies

(a)	Commitments

As at December 31, 2020, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2021	$1,649
2022	1,288
2023	191
2024	191
2025	—

$3,319

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Subsequent to December 31, 2020 and effective January 1, 2021, the Company renewed its business and administration services agreement with GVI, as described in note 18(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 17(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

In December 2017, the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG® (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAG® being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAG® in September 2019 as described in note 8.

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

As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2020 totaled $441 (2019 – $1,023; 2018 – $1,654) with payments made during the year ended December 31, 2020 of $326 (2019 – $1,355; 2018 – $1,539).

Beginning with the acquisition of ZYPITAMAG® (note 8), completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG® to Zydus subsequent to the acquisition date. During the year ended December 31, 2020, the Company accrued $15 (2019—$2, 2018 – nil) in royalties in regards to ZYPITAMAG® which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and had $10 (2019—$2) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2020.

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

18. Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. Beginning on July 1, 2019, the Company appointed a new President and Chief Operating Officer who was considered key management personnel beginning with this appointment. The then existing President retained the title of Chief Executive Officer and remains included in key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel beginning on January 8, 2018 until the dissolution of his employment on June 30, 2019.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2020	2019	2018
Salaries, fees and short-term benefits	$771	$781	$770
Share-based payments	230	208	669

	$1,001	$989	$1,439

As at December 31, 2020, the Company had $14 owing to members of the Company’s Board of Directors (2019 – nil, 2018 – $5) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided.

(b)	Transactions with related parties

Directors and key management personnel control 25% of the voting shares of the Company as at December 31, 2020 (2019 – 23%).

During the year ended December 31, 2020 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2019 – $85; 2018 – $85) for business administration services, $238 (2019 – $295; 2018 – $228) in rental costs and $37 (2019 – $47; 2018 – $47) for information technology support services. As described in note 17(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. (“GVI CDS”), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2020, the Company paid GVI CDS $202 (2019 – $406; 2018 – $858) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2020, the Company paid CanAm $7 (2019 – $133; 2018 – $393) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2020, included in accounts payable and accrued liabilities is $56 (2019 – $95) payable to GVI, $99 (2019 – $56) payable to GVI CDS, and $7 (2019 – nil) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

18. Related party transactions (continued)

(b)	Transactions with related parties (continued)

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2020 or 2019. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

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

19. Expenses by nature

Expenses incurred for the years ended December 31, 2020, 2019 and 2018 are as follows:

Year ended December 31	2020	2019	2018
Personnel expenses
Salaries, fees and short-term benefits	$3,199	$6,394	$7,696
Share-based payments	317	417	1,022

	3,515	6,811	8,718
Depreciation, amortization and impairment	2,772	2,017	299
Research and development	1,996	2,887	5,306
Manufacturing	943	752	765
Inventory material costs	3,355	3,851	3,862
Write-down of inventory	682	1,983	95
Medical affairs	161	718	1,026
Administration	398	821	1,505
Selling and logistics	2,975	6,997	8,019
Professional fees	2,920	1,578	740

	$19,717	$28,415	$30,335

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

20. Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2020 and 2019:

As at December 31	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$2,716	$2,716	$12,965	$12,965
Restricted cash	1,394	1,394	—	—
Accounts receivable	5,253	5,253	10,216	10,216
Other assets	156	156	39	39

Financial assets measured at FVTPL
Investment in Sensible Medical	—	—	—	—

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$6,979	$6,979	$9,384	$9,384
Current portion of royalty obligation	362	362	872	872
Current portion of acquisition payable	2,613	2,613	649	649
Holdback payable	1,523	1,523	—	—
Current portion of lease obligation	367	367	240	240
Royalty obligation	336	335	1,176	1,176
Acquisition payable	1,132	1,132	1,655	1,655
Lease obligation	1,080	1,080	849	849

Financial liabilities measured at FVTPL
Current portion of contingent consideration	1,925	1,925	—	—
Contingent consideration	51	51	—	—

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, and acquisition payable are carried at amortized cost.

The investment in Sensible Medical is carried at FVOCI. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2020 and 2019 of one dollar.

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

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2020 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	—	—	—
Financial liabilities
Current portion of royalty obligation	—	—	$362
Current portion of acquisition payable	—	—	637
Current portion of contingent consideration	—	—	1,925
Royalty obligation	—	—	335
Acquisition payable	—	—	1,132
Contingent consideration	—	—	51

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2019 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	$—	$—	$—
Financial liabilities
Current portion of royalty obligation	$—	$—	$872
Current portion of acquisition payable	—	—	649
Royalty obligation	—	—	1,176
Acquisition payable	—	—	1,655

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

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2020 would change by approximately $55 (2019 - $257). If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2020 would change by approximately $3 (2019 - $15).

Acquisition payable: The acquisition payable liability pertaining to the ZYPITAMAG® acquisition as described in note 9 requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of this acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2020 would change by approximately $15 (2019 - $28).

Contingent consideration: The contingent consideration pertaining to the Marley Drug acquisition as described in note 4 required determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate. If the discount rate used in calculating the fair value of this contingent consideration of 12.00% were to change by 1%, the acquisition payable recorded as at December 31, 2020 would change by approximately $18 (2019 - nil).

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

20. Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2020, 2019 and 2018 there were no transfers between Level 1 and Level 2 fair value measurements.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2020	2019
Cash	$1,758	$9,518
Restricted cash	1,095	—
Accounts receivable	4,032	7,817
Other assets	123	30
Accounts payable and accrued liabilities	(4,698)	(6,714)
Current portion of royalty obligation	(284)	(671)
Current portion of acquisition payable	(500)	(500)
Holdback payable	(1,473)	—
Current portion of contingent consideration	(1,512)	—
Income taxes payable	(129)	(398)
Current portion of lease obligation	(77)	—
Royalty obligation	(263)	(906)
Acquisition payable	(889)	(1,275)
Contingent consideration	(40)	—
Lease obligation	(354)	—

	$(3,211)	$6,901

Based on the above net exposures as at December 31, 2020, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $205 (2019 – $448).

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

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2020, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $27 (2019—$130).

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

The Company is subject to a concentration of credit risk related to its accounts receivable as 95% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2020, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2019 – nil; 2018 – nil). As at December 31, 2020 and 2019, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2020.

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

The acquisition payable liabilities are recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining an appropriate discount rate and making assumptions about it.

Notes to the Consolidated Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(f)	Contingent consideration

Contingent consideration is recorded at its fair value at the date at which the liability was incurred and subsequently measured at fair value at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate.

22. Segmented information

The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020 as described in note 6. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers for the years ended December 31, 2020, 2019 and 2018 was 100% from sales to customers in the United States.

During the year ended December 31, 2020, 100% of total revenue from the marketing and distribution of commercial products was generated from fourteen customers. Customer A accounted for 37%, Customer B accounted for 25%, Customer C accounted for 34% and the remaining ten customers accounted for approximately 4% of revenue.

During the year ended December 31, 2019, 100% of total revenue from the marketing and distribution of commercial products was generated from thirteen customers. Customer A accounted for 38%, Customer B accounted for 28%, Customer C accounted for 28% and the remaining ten customers accounted for approximately 6% of revenue.

During the year ended December 31, 2018, 100% of total revenue from the marketing and distribution of commercial products was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2020	2019
Canada	$986	$1,282
United States	10,131	—
Barbados	7,105	9,599

	$18,222	$10,881

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2020:

	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$11,270	$340	$11,610

Operating expenses	(19,386)	(331)	(19,717)

Finance income (expense), net	767	(2)	765
Foreign exchange gain, net	497	—	497
Net loss before income taxes	$(6,852)	$7	$(6,845)

ITEM 19.	EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

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

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [14]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [11]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [12]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consents of Independent Registered Pubic Accounting Firms *

Notes:

[1]	Herein incorporated by reference as previously included in the Company’s Form 20-F registration statement filed on January 30, 2001.
[2]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on December 31, 2002.
[3]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on October 20, 2003.
[4]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 15, 2004.
[5]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 24, 2005.
[6]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 16, 2006.
[7]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2007.
[8]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 29, 2008.
[9]	Herein incorporated by reference as previously included in the Company’s Registration Statement on Form S-8, filed on October 9, 2007 (SEC File No. 333-146574).
[10]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 11, 2014.
[11]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.
[12]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 31, 2016.
[13]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 27, 2017.

[14]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on May 1, 2018.
[15]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 29, 2019.
[16]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 15, 2020.

*	Filed herewith
**	Furnished herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2021

ON BEHALF OF THE CORPORATION, MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO