Form 20-F
period 2021-12-31
MEDICURE INC
filed 2022-04-29
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2021
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
At December 31, 2021
,
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
1
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
the Exchange Act).
Yes

☐

No

☒
Auditor Firm ID: 1263    Auditor Name: Ernst & Young LLP     Auditor Location: Winnipeg, Manitoba, Canada

i

ii

GENERAL
As used in this Annual Report, the “Corporation” or “Company” refers to Medicure Inc., a Canadian public company existing under the
Canada Business Corporations Act
.
The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2021, the rate for Canadian dollars was US $1.00 for CND $1.2678. See also Item 3 –
Key Information
for more detailed currency and conversion information.
Except as noted, the information set forth in this Annual Report is as of April 27, 2022 and all information included in this document should only be considered correct as of such date.
GLOSSARY OF TERMS
The following words and phrases shall have the meanings set forth below:
“
2014 Apicore Transaction
” means the transaction occurring on July 3, 2014, whereby the Company acquired a minority interest in Apicore.
“
2016 Apicore Transaction
” means the transaction occurring on December 1, 2016, whereby the Company acquired a majority interest in Apicore.
“
2017 Apicore Transaction
” means the transaction occurring on July 12, 2017, whereby the Company acquired additional interests in Apicore.
“angioplasty”
means a surgical procedure to repair a damaged blood vessel or unblock an artery;
“
ANDA
” means abbreviated new drug application, which is submitted to the FDA;
“Apicore”
means any one or more of Apicore LLC, Apicore US LLC, Apicore Inc., Apigen Investments Limited, and Apicore Pharmaceuticals PVT Ltd., including any of their affiliates and subsidiaries, and if the context requires, the pharmaceutical manufacturing business carried on by this group of companies;
“
Apicore Sale Transaction
” means the transaction occurring on October 2, 2017, whereby the Company sold its interests in the Apicore business.
“
DEA
” means the United States Drug Enforcement Administration;
“
DMF
” means drug master file, which is submitted to the FDA;
“FDA”
means the United States Food and Drug Administration;
“
GPIs
” means glycoprotein GP IIb/IIIa inhibitors, which are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures;
“myocardial infarction”
means destruction of heart tissue resulting from obstruction of the blood supply to the heart muscle;
“
NDA
” means new drug application, which is submitted to the FDA;

“
ReDS
™
“means the ReDS
™
point of care system;
“
sNDA
” means supplemental new drug application, which is submitted to the FDA;
“
SNP
” means Sodium Nitroprusside Injection;
“
STEMI
” means ST Segment Elevation Myocardial Infarction, a type of heart attack
“TSXV”
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

•	The Company’s expectations in regard to the extent and impacts of COVID-19 including the timing surrounding these impacts;

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT ® , in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG ® , in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•
the Company’s intention to sell and market its cardiovascular drug, Sodium Nitroprusside 50mg/2ml (25mg/ml) (“
SNP
”), in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“ Marley Drug ”);

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT ® ;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT ® ’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT ® ; ZYPITAMAG ® and SNP;

•	the Company’s intention to increase sales through Marley Drug;

•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“ PNPO ”) deficiency;

•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“ FDA ”) in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.
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
These factors should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A. Directors and Senior Management
Not applicable
B. Advisers
Not applicable
C. Auditors
Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.	KEY INFORMATION
A. Selected Financial Data
The selected financial data of the Company as at December 31, 2021 and 2020, and for the fiscal years ended December 31, 2021, 2020 and 2019, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form
20-F.
The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 –
Financial Statements
, and should be read in conjunction with such financial statements and with the information appearing in Item 5 –
Operating and Financial Review and Prospects
. The selected financial data of the Company as at December 31, 2019 and 2018 and 2017 and for the year ended December 31, 2018 and 2017 was extracted from the audited financial statements of the Company not included in this Annual Report.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
(as at period end)	$	$	$	$	$
Current Assets	12,554,000	15,676,000	31,364,000	89,587,000	114,558,882
Property and Equipment	1,611,000	1,640,000	1,282,000	316,000	221,622
Intangible Assets	11,212,000	13,596,000	9,599,000	1,705,000	1,756,300
Goodwill	2,974,000	2,986,000	—	—	—
Other Assets	57,000	156,000	39,000	12,153,000	12,394,881
Total Assets	28,408,000	34,054,000	42,284,000	103,761,000	128,931,685
Current Liabilities	8,512,000	12,310,000	11,662,000	16,931,000	43,673,908
Non-current Liabilities	1,485,000	2,598,000	3,680,000	3,236,000	4,548,617
Total Liabilities	9,997,000	14,908,000	15,342,000	20,167,868	48,222,525
Net Assets / (Deficiency)	18,411,000	19,146,000	26,942,000	83,594,000	80,709,160
Capital Stock, Warrants and Contributed Surplus	91,346,000	91,211,000	95,341,000	132,464,000	134,579,798
Accumulated Other Comprehensive Income	(6,640,000)	(6,497,000)	(5,751,000)	1,268,000	673,264
Deficit	(66,295,000)	(65,568,000)	(62,648,000)	(50,138,000)	(54,543,902)

Statement of Net (Loss) Income (for the fiscal year ended on)
Product Sales	21,744,000	11,610,000	20,173,000	29,109,000	27,133,000
Net (Loss) Income for the Period from continuing operations	(727,000)	(6,845,000)	(19,786,000)	3,926,000	11,497,000
Net income for the Period from discontinued operations	—	—	—	—	31,924,000
Comprehensive (Loss) Income for the Period	(870,000)	(7,591,000)	(26,805,000)	4,521,000	43,412,000
(Loss) Income Per Share from continuing operations
Basic	(0.07)	(0.64)	(1.32)	0.25	0.74
Diluted	(0.07)	(0.64)	(1.32)	0.24	0.63
Income Per Share from discontinued operations
Basic	—	—	—	—	2.04
Diluted	—	—	—	—	1.76

Statement of Net (Loss) Income	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
(for the fiscal year ended on)	$	$	$	$	$
(Loss) Income Per Share
Basic	(0.07)	(0.64)	(1.32)	0.25	2.78
Diluted	(0.07)	(0.64)	(1.32)	0.24	2.39
Weighted-Average Number of Common Shares Outstanding – Continuing Operations
Basic	10,251,313	10,686,041	14,998,540	15,791,396	15,636,853
Diluted	10,251,313	10,686,041	14,998,540	16,563,663	18,138,080
Weighted-Average Number of Common Shares Outstanding – Discontinued Operations
Basic	10,251,313	10,686,041	14,998,540	15,791,396	15,636,853
Diluted	10,251,313	10,686,041	14,998,540	16,563,663	18,138,080
Weighted-Average Number of Common Shares Outstanding
Basic	10,251,313	10,686,041	14,998,540	15,791,396	15,636,853
Diluted	10,251,313	10,686,041	14,998,540	16,563,663	18,138,080
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
Exchange Rates
Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 26, 2022, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.2797. The exchange rates published by the Bank of Canada and made available on its website,
www.bankofcanada.ca
, are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes.
The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Period End	1.2678	1.2732	1.2988	1.3642	1.2545
Average for the Period*	1.2535	1.3415	1.3269	1.2957	1.2986
High for the Period	1.2942	1.4496	1.3600	1.3642	1.3743
Low for the Period	1.2040	1.2718	1.2988	1.2288	1.2128

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

Month	High	Low
March 2022	1.2867	1.2470
February 2022	1.2832	1.2677
January 2022	1.2772	1.2474
December 2021	1.2942	1.2642
November 2021	1.2792	1.2368
October 2021	1.2654	1.2329
September 2021	1.2828	1.2518
August 2021	1.2856	1.2462
July 2021	1.2759	1.2343
June 2021	1.2419	1.2040
May 2021	1.2315	1.2051
April 2021	1.2617	1.2285
March 2021	1.2668	1.2455
February 2021	1.2828	1.2530
January 2021	1.2824	1.2627
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

The following are significant factors known to us that could materially harm our business, financial position, or operating results or could cause our actual results to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statement made in this report. The risks described are not the only risks facing us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may adversely affect our business, financial position, and operating results. If any of these risks occur, our business, financial position, and operating results could suffer significantly. As a result, the market price of our common stock could decline and investors could lose all or part of their investment.
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
The fact that the Company currently derives a significant portion of its revenue from a single product, AGGRASTAT
®
, exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.
As at December 31, 2021, the Company had AGGRASTAT
®
, and ZYPITAMAG
®
available for sale commercially and acquired the Marley Drug pharmaceutical business on December 17, 2020, however AGGRASTAT
®
still accounted for over 50% of the Company’s revenue. Accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.
The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will depend in significant part on its ability to maintain or expand sales of AGGRASTAT
®
, increase sales of ZYPITAMAG
®
and maintain and increase pharmaceutical sales through the Marley Drug business, as well as to acquire and/or develop other commercially viable drug products. This in turn depends on numerous factors which remain uncertain, including the following:

(a)	the success of the Company’s research and development activities;
(b)	obtaining regulatory approvals to market any of its development products;
(c)
the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;

(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;

(e)	the ability to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services) with third parties;
(f)	the ability to maintain current or higher pricing and margins for the Company’s products;
(g)	the ability to successfully prosecute and defend its patents and other intellectual property; and
(h)	the ability to successfully market the Company’s products, including AGGRASTAT ® , given that it has limited resources.
(i)	The ability to successfully market pharmaceutical products through the Marley Drug business.
Further, if the Company does achieve sustained profitability, it may not be able to increase profitability in the future.
There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG
®
in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.
On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it had acquired the ownership of ZYPITAMAG
®
from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5.0 million and U.S. $2.0 million in deferred payments to be made over four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.
The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital
product like AGGRASTAT
®
, ZYPITAMAG
®
added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG
®
contributed revenue of $3.2 million to the Company for the year ended December 31, 2021, significantly up from $453,000 of revenue to the Company during the year ended December 31, 2020. The Company continues to work towards growing the ZYPITAMAG
®
brand, usage of the product and revenues from ZYPITAMAG
®
. Part of the growth strategy for ZYPITAMAG
®
included the acquisition of the Marley Drug business, completed in late 2020, which provides the Company with access to patients through the Marley Drug mail order business.
ZYPITAMAG
®
competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG
®
has been slow resulting in low sales of ZYPITAMAG
®
recorded for the years ended December 31, 2021 and 2020. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG
®
in 2022 and beyond as there is no assurance that a viable market for ZYPITAMAG
®
will develop. The failure of the Company to grow sales of ZYPITAMAG
®
, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.
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
Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. In addition, federal and state laws that require pharmacists to offer counseling, without additional charge, to customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact the business. Pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although the Company maintains professional liability and errors and omissions liability insurance, from time to time, claims could result in the payment of significant amounts, some portions of which are not funded by insurance. There can be no assurance that the coverage limits under insurance programs will be adequate to protect the Company against future claims, or that the Company will be able to maintain this insurance on acceptable terms in the future. Results of operations, financial conditions or cash flows may be adversely affected if in the future insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which the Company self-insures or we suffer reputational harm as a result of an error or omission.

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
Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by our clients and customers, or the failure or inability to obtain or offer particular categories of products or maintain our pharmacy licenses in all 50 states in the U.S. could negatively affect our relationship with our clients and customers and the demand for our products and services.
The success of the Marley Drug business depends in part on the maintenance of all state licenses, customer loyalty, superior customer service and the ability to persuade customers to purchase products in additional categories. Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by customers, or the failure or inability to obtain or offer particular categories of products could negatively affect relationships with customers and the demand for products and services.
Moreover, customer expectations and new technology advances from competitors have required that evolution so that the Company is able to interface with retail customers not only face-to-face,
but also online and via mobile and social media. Customers are more frequently using computers, tablets, mobile phones and other electronic devices to shop online, as well as to provide public reactions concerning each facet of the Company’s operations. Failure to keep pace with dynamic customer expectations and new technology developments will greatly affect the ability of the Company to compete and maintain customer loyalty
There is no assurance that the Company will be successful in growing market share for SNP and growing its revenues in the United States and its territories, and its failure to do so could have a material adverse effect on the Company’s long-term profitability.
On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States during 2020 with revenues for the year ended December 31, 2021 totalling $59,000, with $116,000 of revenues from SNP realized for the year ended December 31, 2020.
SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in growing its sales of SNP in 2022 and beyond. The failure of the Company to successfully grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

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
While the Company’s approved product portfolio includes AGGRASTAT
®
, ZYPITAMAG
®
, and SNP, as well as the Marley Drug business, the Company still has products that are currently in the research and development stage. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.
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
For the year ended December 31, 2021, the Company generated its commercial product revenue from AGGRASTAT
®
, ZYPITAMAG
®
, SNP and the Marley Drug business. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from. Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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
Due to a material amount of the use of AGGRASTAT
®
is outside of the FDA approved indications contained within AGGRASTAT
®
’s prescribing information, the Company may be at a greater risk than would be the case if the product was almost exclusively used within the approved prescribing information.
AGGRASTAT
®
must compete with a variety of existing drugs, including generic versions of those existing drugs, and may in the future have to compete with new drugs, including generic versions of AGGRASTAT
®
,
which may limit the use of AGGRASTAT
®
and adversely affect the Company’s revenue.
Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs recently approved, currently on the market, awaiting regulatory approval or in development. AGGRASTAT
®
must compete with these drugs and may in the future have to compete with new drugs, to the extent that AGGRASTAT
®
and such drugs are approved for the same or similar indications.

AGGRASTAT
®
competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, Integrilin
®
(eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies. It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal
®
(cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax
®
(bivalirudin) (sold by The Medicines Company, Inc.), and generic versions of bivalirudin also compete with AGGRASTAT
®
. These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company. In 2022, there will be generic versions of AGGRASTAT
®
coming to market that may have the effect of reducing selling prices and materially impact the Company’s financial results.
There remain many hospitals in the United States where AGGRASTAT
®
is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT
®
added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT
®
’s approved prescribing information. The risk of bleeding associated with AGGRASTAT
®
may cause physicians to choose an alternative therapy. Although AGGRASTAT
®
is positioned as a relatively
low-cost
therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals where oral antiplatelet agents are deemed suitable.
ZYPITAMAG
®
competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAG
®
and potentially affect the Company’s revenue.
Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs approved, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG
®
will compete with these drugs to the extent ZYPITAMAG
®
and any of these drugs are approved for the same or similar indications.
Although ZYPITAMAG
®
is positioned as a relatively
low-cost
therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.
The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT
®
currently enjoys, which could negatively impact the Company’s sales.
AGGRASTAT
®
is a branded pharmaceutical product for which there is currently no generic alternative available in the Company’s market. AGGRASTAT
®
’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT
®
. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. New generic products will be introduced that compete with AGGRASTAT
®
and their low pricing would reduce AGGRASTAT
®
’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2021, there are generic versions of a competing product, eptifibatide, that are commercially available and are now competing directly against AGGRASTAT
®
.
Moreover, due to the previously seen growth in sales of AGGRASTAT
®
, generic companies have attempted to enter the U.S. market before the last AGGRASTAT
®
patent expires. When this occurs, the Company will defend its patent position and market exclusivity for AGGRASTAT
®
against larger, better funded and more experienced generic companies. The entry of a generic version of AGGRASTAT
®
into the market could have a major negative effect on both the volume and profitability of the Company’s AGGRASTAT
®
sales.

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
The patent infringement action was in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent.
The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.
Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“
Gland
”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent.
The Company may not be able to hire or retain the qualified scientific, technical and management personnel it requires.
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
The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Company’s competitors use different technologies or approaches to develop products similar to the products which it is developing, or develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available before or after the Company obtains approval of its products. The Company may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Company’s business, financial condition and results of operations may suffer.
The Company may be unable to establish and maintain collaborative and commercial relationships with third parties, in which case the Company’s business, financial position and operating results could be materially adversely affected.
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
The Company is currently dependent on third parties for the production of AGGRASTAT
®
, and the loss of or other disruption to such third-party relationships could have a material adverse effect on the Company’s business, financial position and operating results.
The Company’s subsidiary, Medicure International, Inc., has a supply contract for raw materials (active pharmaceutical ingredient) used in the manufacture of AGGRASTAT
®
with a contract manufacturer which was approved by the FDA as the approved source of the raw material for AGGRASTAT
®
.
The Company’s subsidiary, Medicure Pharma, Inc., has both vial and bag manufacturers of final product that are approved by the FDA.
If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT
®
is terminated or interrupted due to the inability of the manufacturer to satisfactorily produce the product for sale, or if, in the event of termination, the Company and its subsidiaries are unable to find a replacement raw material supplier or manufacturer, or obtain regulatory approval for commercial use of product made by a new raw material supplier or a new finished product manufacturer, the Company’s business, financial position and operating results could be materially adversely affected. It is also important to note that the establishment of new manufacturing sources of pharmaceutical raw materials or finished products takes a prolonged period of time.

The Company is currently dependent on a third-party manufacturer for the supply of ZYPITAMAG
®
, and the loss or other disruption to the supply arrangement could have a material adverse effect on the Company’s business, financial position and operating results.
The Company’s subsidiary, Medicure Pharma, Inc., has entered into a supply arrangement with a third-party manufacturer of ZYPITAMAG
®
which will expire on September 19, 2029.
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
If the Company’s existing inventories of AGGRASTAT
®
, ZYPITAMAG
®
and/or SNP are contaminated, exhausted due to
stock-out,
or otherwise lost, the Company’s financial results and financial condition could be adversely affected, particularly if the third-party suppliers of raw materials or final product are unable to meet any additional demands that may be placed on them by the Company in its efforts to make up depleted inventory.
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

Federal and state statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storage, record keeping, safety, approval, advertising, promotion, sale, and distribution of the Company’s products including licensing of the Company and its subsidiaries. Noncompliance with applicable legal and regulatory requirements can trigger action by various federal authorities, including the FDA and the DEA, as well as state governmental authorities, such as state Boards of Pharmacy. This can lead to a broad range of consequences which could have a material adverse effect on the Company’s business, financial position and operating results. The potential sanctions include warning letters, fines, seizure of products, product recalls, total or partial suspension of production and distribution, refusal to approve NDAs/ANDAs or other applications or revocation of approvals previously granted, withdrawal of product from marketing, injunctions, withdrawal of licenses or registrations necessary to conduct business, disqualification from supply contracts with the government, civil penalties, debarment, and criminal prosecution.
The Company’s research, product development, and manufacturing activities involve the controlled use of hazardous materials, and it may incur significant costs in complying with numerous laws and regulations.
The Company is subject to laws and regulations enforced by the FDA and the DEA, and other regulatory statutes including the Occupational Safety and Health Act (“
OSHA
”), the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local, and foreign laws and regulations governing the use, manufacture, storage, handling, and disposal of its products, materials used to develop and manufacture such products, and resulting waste products.
The Company cannot eliminate the risk of contamination or injury, by accident or as the result of intentional acts, from these materials. In the event of an accident, the Company could be held liable for any damages that result, and any resulting liability could exceed its resources. The Company may also incur significant costs in complying with environmental laws and regulations in the future. The Company is also subject to laws generally applicable to businesses, including but not limited to, federal, state, and local regulations relating to wage and hour matters, employee classification, mandatory healthcare benefits, unlawful workplace discrimination, and whistle-blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, financial position, and operating results.
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
If purchasers or users of the Company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Company’s products and related treatments are approved for reimbursement by Medicare and private insurers, as is the case with AGGRASTAT
®
and ZYPITAMAG
®
, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Company’s business, financial condition, and results of operations.
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
The Company’s new products may not gain market acceptance, and as a result it may be unable to generate additional significant revenues.
As at December 31, 2021, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.
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

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT
®
, ZYPITAMAG
®
, SNP, the Marley Drug business and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up
of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.
The Company’s business involves the use of hazardous material, which requires it to comply with environmental regulations.
The Company’s research and development processes and commercial activities may involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. The Company and the third-party service providers conducting manufacturing, research and development for the Company, are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed its resources. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that its business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.
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
The Company is exposed to foreign exchange movements as its sales are denominated in U.S. currency.
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
The Company is exposed to risks given its significant dependence on revenue from the sale of AGGRASTAT
®
.

The Company is largely dependent upon revenue from the sale of AGGRASTAT
®
. If revenue from the sale of AGGRASTAT
®
is not maintained, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies, assets or products.
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

As of December 31, 2021, the Company had 10,251,313 common shares issued and outstanding. A further 807,150 common shares are issuable upon exercise of outstanding stock options (of which 706,750 were exercisable at December 31, 2021), all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.
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
During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 – 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522,000 (2019 – $4,145,000). During the year ended December 31, 2020 the Company recorded $3,925,000 (2019 – $1,810,000) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447,000 (2019 – $5,955,000).
The Company did not purchase and cancel any of its own securities during the year ended December 31, 2021.
However, the Company may from time to time be required to finance its operations through the sale of equity securities. In addition, it may be required to issue equity securities as consideration for services or asset acquisition transactions. Sales of substantial amounts of the Company’s common shares into the public market, or even the perception by the market that such sales may occur, may lower the market price of its common shares.
The Company’s common shares may experience extreme price and volume volatility which may result in losses to its shareholders.
The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2021 to December 31, 2021, the high and low closing trading prices of the Company’s common shares on the
TSX-V
were CDN$0.92 and CDN$1.71 respectively, with a total trading volume of 1,255,900 shares. Daily trading volume on the
TSX-V
of the Company’s common shares for the period from January 1, 2021 to December 31, 2021 has fluctuated, with a high of 88,300 shares and a low of no shares traded, averaging approximately 5,024 shares per trading day.

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
Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2021. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.
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
The Company believes it was a “passive foreign investment company” (“
PFIC
”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2021 or December 31, 2020, and does not expect that it will be a PFIC for the taxable year ending December 31, 2022. (See more detailed discussion in Item 10E –
Taxation
). However, there can be no assurance that the United States Internal Revenue Service (“
IRS
”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.
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

In connection with its review of the Company’s Internal Control over Financial Reporting, the Company has identified material weaknesses with the Company’s financial reporting and disclosure controls and procedures and its review process, involving the accounting, tax and reporting for complex transactions, due to limitations in the size of the Company’s staff not allowing for appropriate reviews of such transactions. Failures to remediate material weaknesses, to implement the required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.
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
®
Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, Virgin Islands and Guam) for US$19.0 million.
In September 2007, the Company monetized a percentage of its current and potential future commercial revenues by entering into a debt financing agreement with Birmingham Associates Ltd. (
“Birmingham
”), an affiliate of Elliott Associates, L.P. (“
Elliott
”) for proceeds of US$25 million. This debt was subsequently settled in July 2011 for consideration that included a royalty payable by the Company to Birmingham based on future commercial AGGRASTAT
®
sales until 2023. The royalty is based on four percent of the first $2.0 million of quarterly AGGRASTAT
®
sales, six percent on the portion of quarterly sales between $2.0 million and $4.0 million and eight percent on the portion of quarterly sales exceeding $4.0 million payable within 60 days of the end of the preceding quarter.
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
Since March 2008, the Company has continued to focus on the sale and marketing of AGGRASTAT
®
. The Company has also explored and implemented a number of cost savings measures and has further downsized its operations. All these measures were initiated due to the restructuring plan announced towards the end of fiscal 2008. These activities assisted in further reducing the Company’s use of capital, in particular its investment in research and development programs, but have moved forward certain programs on a limited and focused fashion such as the development and implementation of a new clinical, product and regulatory strategy for AGGRASTAT
®
and the development of additional generic cardiovascular products.

During calendar years 2014, 2015 and 2016, as a part of its effort to expand sales of AGGRASTAT
®
, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT
®
and related to General and Administrative costs of the Company.
In December 2017 and subsequently
up-dated
on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (
“Zydus
”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG
®
(pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG
®
is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company launched the product using its existing commercial infrastructure during May 2018.
On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for ReDS
™
in the United States. ReDS
™
is a
non-invasive,
FDA-cleared
medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS
™
was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS
™
immediately using its existing commercial organization. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.
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
On August 19, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS
TM
Pro (“
ReDS Pro
”) device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.
The Company continues to hold an equity position in Sensible. The Company will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical. The termination of the marketing and distribution agreement with Sensible followed an in-depth
strategic review of its alignment with the Company’s other lines of business
On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.
On January 7, 2021, the Company announced that it intends to file an Investigational New Drug (“
IND
”) application with the FDA pertaining to its legacy product P5P”, also referred to as
“MC-1,
for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of
MC-1.

The FDA and the European Medicines Agency (“
EMA
”) have both granted a Rare Pediatric Disease Designation to
MC-1
for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to
MC-1
for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“
NDA
”) for
MC-1
in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“
PRV
”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.
In 2022, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT
®
and ZYPITAMAG
®
, as well as the Marley Drug business and the development of additional cardiovascular products.
The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT
®
, to increase sales of ZYPITAMAG
®
, to grow the Marley Drug business and the development and/or acquisition of new products and/or secure additional capital, which may not be available under favorable terms or at all.
If the Company is unable to maintain sales of AGGRASTAT
®
, grow sales of ZYPITAMAG
®
,
grow the Marley Drug business and develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.
On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program (“
MIOP
”), to assist with settling the Company’s debt to Birmingham. Effective August 1, 2013, the Company renegotiated this debt and received an additional two-year
deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, when blended payments of principal and interest commenced, and the loan maturity date was extended to July 1, 2018. On November 6, 2017, the Company repaid the MIOP loan from funds on hand from the proceeds of the Apicore Sale Transaction.
On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. (“
Medicure USA
”), entered into an arrangement whereby they acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years. Specifically, the Company and Medicure USA acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC were to be wholly-owned operating subsidiaries. The Company’s equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash outflow in connection with the acquisition of the minority interest in Apicore. The business and operations of Apicore were distinct from the Company, and the Company’s primary operating focus continued to remain on the sale and marketing of AGGRASTAT
®
.

On November 17, 2016, in connection with the exercise of the Company’s acquisition of the controlling ownership in Apicore, the Company received a term loan (the “
Term Loan
”) from Crown Capital Fund IV LP, an investment fund managed by Crown Capital Partners Inc. (“
Crown
”) (TSX: CRN) for $60.0 million of which $30.0 million was syndicated to the Ontario Pension Board (“
OPB
”) a limited partner in Crown’s funds. Under the terms of the loan agreement with Crown, the loan bears interest at a fixed rate of 9.5% per annum, compounded monthly and payable on an interest only basis, maturing in 48 months, and is repayable in full upon maturity. On November 17, 2017, the Company repaid the Crown loan from funds on hand from the proceeds of the Apicore Sale Transaction. Additionally, the Company incurred an early prepayment penalty of $2.4 million relating to the early repayment of the Term Loan.
The Term Loan was used by the Company, acting through its wholly owned subsidiary, Medicure Mauritius Limited, to exercise the Company’s option rights to purchase interests in Apicore, Inc. and Apicore LLC. The 2016 Apicore Transaction was closed on December 1, 2016. Apicore, Inc. and Apicore LLC are affiliated entities that together operate the Apicore pharmaceutical business and are referred to together as “Apicore”. Apicore is a process research and development and Active Pharmaceutical Ingredients (“
APIs
”) manufacturing service provider for the worldwide pharmaceutical industry. The acquisition brought the Company’s indirect ownership interests in Apicore, Inc. to 64% (or approximately 59% on a fully diluted basis), and the Company’s indirect ownership in Apicore LLC. to 64% (basic and fully-diluted). Five percent of Medicure’s ownership in Apicore LLC was then held by Apigen Investments Limited (“
Apigen
”), a Company which owned 100 percent of Apicore LLC, before the Acquisition.
Medicure continued to have additional option rights until July 3, 2017 to acquire additional shares in Apicore, Inc. and Apicore LLC at predetermined prices consistent with the value reflected in the 2016 Apicore Transaction. On July 3, 2017, the Company announced that its option to acquire additional shares in Apicore, which otherwise would have expired, had been extended. The option covered an additional minority interest in Apicore (the “
Minority Interest
”) representing approximately 32% of the fully diluted shares of Apicore.
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

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “
Sales Transaction
”) to an arm’s length, pharmaceutical company (the “
Buyer
”). Under the Apicore Sale Transaction, the Company would receive net proceeds of approximately U.S.$105.0 million of which approximately U.S.$55.0 million was received on October 3, 2017, with the remainder to be received in early 2018. These funds received and to be received by the Company were after payment of all transaction costs, the cashing in of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the 18 months following the close of the transaction, additional payments could have become payable under the Apicore Sale Transaction, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.
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
B. Business Overview
Plan of Operation
Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT
®
, ZYPITAMAG
®
and developing its
e-commerce
and mail order pharmaceutical business in all 50 U.S. states through Marley Drug. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at
2-1250
Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT
®
, a glycoprotein inhibitor (“
GPI
”), used for the treatment of non ST elevation acute coronary syndrome (“
NSTE-ACS
”), including unstable angina (“
UA
”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“
MI
”). The Company acquired an exclusive license to sell ZYPITAMAG
®
in the U.S. and launched ZYPITAMAG
®
in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG
®
. The Company received approval in August of 2018 from the FDA for its first abbreviated new drug application (“
ANDA
”) for SNP with commercial availability starting during the third quarter of 2019 in the United States with initial sales beginning during 2020.
On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7.0 million and over USD $1.7 million, respectively, for the
12-month
period ended October 31, 2020. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.
The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT
®
, ZYPITAMAG
®
and SNP.
On January 27, 2021, the Company filed an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product,
MC-1,
for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of
MC-1.
Through the sale of AGGRASTAT
®
, ZYPITAMAG
®
and SNP experienced over recent years as well as the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 the Company’s financial position has improved significantly compared to previous years. The Company completed a substantial issuer bid (“
SIB
”) in December of 2019 under which it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in a payment of $26,000,000. Subsequent to the closing of the SIB transaction, the acquisition of Marley Drug and despite lower working capital levels, the Company’s financial position remains strong.

The ongoing focus of the Company includes the sale of AGGRASTAT
®
, ZYPITAMAG
®
and SNP, the sale of pharmaceutical products including ZYPITAMAG
®
directly to patients through Marley Drug and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT
®
, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT
®
. The objective of this effort is to further expand AGGRASTAT
®
’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAG
®
became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. In 2022, the Company launched the Marley Drug
e-commerce
site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business. The Company also began selling SNP during early 2020.
The Company has historically financed its operations principally through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105,000,000, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the SIB, with $26,000,000 used to buy back four million shares for cancellation, completed in 2019 and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.
On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“
Sensible
”) to become the exclusive marketing partner for ReDS
™
in the United States. ReDS
™
is a
non-invasive,
FDA cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS
™
was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS
™
immediately using its existing commercial organization
.

Under the terms of the agreement, Medicure was to receive a percentage of total U.S. sales revenue from the device and was to have met minimum annual sales quotas. In addition, Medicure invested US$10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS
™
in the United States. On August 20, 2020, the Company announced the termination of the marketing of the ReDS
TM
device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure. The Company continues to hold its equity stake, and will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical.
Recent Developments
COVID-19
On March 11, 2020, the COVID
-19
outbreak was declared a pandemic by the World Health Organization. Although the Company has adjusted some of its operating procedures in response to
COVID-19,
operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are currently uncertain.
LAUNCH OF
E-COMMERCE
PHARMACY PLATFORM – WWW.MARLEYDRUG.COM

Subsequent to December 31, 2021, on February 9, 2022, the Company announced that it has launched its national direct-to-consumer
E-Commerce
pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug
®
pharmacy.
For more than 100 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications. Marley Drug’s new
E-Commerce
website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use,
health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the
E-commerce
platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure’s primary care drug, ZYPITAMAG
®
and future branded products.
In addition to the typical
30-
and
90-day
fill of medications, the platform offers customers the ability to acquire extended supply fills of 6 and 12 months. For chronic care medications, 6 and 12 month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug provides over 100 chronic care medications at USD$37.00 for 6 months and USD$70.00 for 12 months with free delivery anywhere in the United States and some territories. During the launch period, certain medications will be available at just USD$2.00 per month with free shipping for new customers.
MARLEY DRUG TO PARTNER WITH RxSPARK TO BE ITS SOLE MAIL-ORDER PHARMACY
Subsequent to December 31, 2021, on February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSpark
TM
, the next generation in pharmacy discount programs.
Described as a much-needed disruptor in the health and pharmacy space, technology company RxSpark addresses an urgent need with its proprietary prescription drug savings program through www.rxspark.com. Poor-coverage or lack of health insurance, exacerbated by the economic impact of the
COVID-19
pandemic, has placed prescription medication beyond the reach of many Americans. Additionally, the
COVID-19
pandemic has accelerated changes to the healthcare system unlike any other recent event, with increased consumer demand for online services such as telehealth, remote patient monitoring and home delivery of medications. For its customers, the RxSpark platform offers a powerful search function and an improved drug results capacity which makes it easier to find the best discounted prices for medications in nearby pharmacies throughout the U.S.
The integration of Marley Drug as the sole mail-order pharmacy for the RxSpark platform now allows consumers using the platform to receive medication directly to their door. The Marley Drug home delivery service will be available to all consumers regardless of where they may live in the U.S., as Marley Drug is licensed to provide medication in all 50 states and most territories.
PIVOTAL PHASE 3 TRIAL IND FILING WITH FDA FOR TREATMENT OF SEIZURES ASSOCIATED WITH PNPO DEFICIENCY
On January 7, 2021, the Company announced that it would file an Investigational New Drug (“
IND
”) application with the FDA pertaining to its legacy product P5P”, also referred to as
“MC-1,
for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of
MC-1.

The FDA and the European Medicines Agency (“
EMA
”) have both granted a Rare Pediatric Disease Designation to
MC-1
for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to
MC-1
for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“
NDA
”) for
MC-
1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“
PRV
”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.
EARLY COMPLETION OF ENROLEMENT FOR iSPASM
On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term
(7-day)
use of AGGRASTAT
®
injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head computerized tomography (“
CT
”) scans and/or magnetic resonance imaging (“
MRI
”) assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT
®
in patients with aSAH. Please note that the use of AGGRASTAT
®
in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT
®
nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT
®
is approved for use in
NSTE-ACS
patients.
RESIGNATION OF CHIEF FINANCIAL OFFICER AND SUCCESSION PLAN
On May 15, 2021 James Kinley, the Chief Financial Officer resigned, to pursue another business opportunity. As of June 28, 2021, David Gurvey was appointed as Chief Financial Officer.
Subsequent to December 31, 2021, on March 23, 2022, the Company announced the resignation of Chief Financial Officer David Gurvey effective March 25, 2022. The Company has initiated a search for a new Chief Financial Officer with the capabilities and qualifications to accelerate Medicure’s growth and business strategy. Dr. Neil Owens, Chief Operating Officer of the Company, will assume the role of interim Chief Financial Officer upon Mr. Gurvey’s resignation.
RESULTS FROM THE
SAVI-PCI
CLINICAL TRIAL
On November 4, 2021, the Company announced successful results from its
SAVI-PCI
trial. The trial enrolled 535 patients comparing a
1-2
hour infusion with AGGRASTAT
®
to a label-dosing infusion of INTERGRILIN
®
. A third arm of bolus plus a
12-18
hour infusion was later added to the study. The Company was pleased that this study met its primary endpoint, demonstrating the non-
inferiority of a bolus plus short infusion of AGGRASTAT
®
when compared to longer infusion regimens.
Commercial:
In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT
®
, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT
®
, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT
®
is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

Net AGGRASTAT
®
product sales for year ended December 31, 2021 were $11.6 million compared to $10.6 million during the year ended December 31, 2020.
The Company primarily sells finished AGGRASTAT
®
to drug wholesalers. These wholesalers subsequently sell AGGRASTAT
®
to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT
®
may result in sales of AGGRASTAT
®
to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.
Hospital demand for AGGRASTAT
®
has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT
®
continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2021. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT
®
has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT
®
combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT
®
brand and diversifying revenues away from a single product became increasingly important to the Company.
All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020. This led to increased AGGRASTAT
®
revenues, offsetting the increasing price pressures facing AGGRASTAT
®
when comparing the two periods, offset by increased demand.
On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.
The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.
Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent

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
In September 2019 the Company announced that it had acquired the ownership of ZYPITAMAG
®
from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of US$5.0 million and US$2.0 million in deferred payments scheduled to be made over four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.
On December 17, 2020, the Company acquired 100% of Marley Drug, a leading specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base and contributed $6.9 million of revenue to the Company for the year ended December 31, 2021 compared to $340,000 in the previous year. The Company began selling ZYPITAMAG
®
through Marley Drug immediately following the acquisition.
On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59,000 being recorded compared to $116,000 for the year ended December 31, 2020.
Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT
®
, ZYPITAMAG
®
and SNP, as well as the Marley Drug business and licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.
Research and Development:
The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.
AGGRASTAT
®
One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT
®
. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An aspect of the AGGRASTAT
®
strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT
®
entitled
SAVI-PCI.
SAVI-PCI
is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT
®
(25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or
“non-inferior,”
to patients receiving a 12 to
18-hour
infusion of Integrilin
®
(eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.
The primary objective of
SAVI-PCI
is to demonstrate AGGRASTAT
®
is
non-inferior
to Integrilin with respect to the composite endpoint of death,
PCI-related
myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.
The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT
®
(tirofiban hydrochloride) injection versus Integrilin
®
(eptifibatide) in Percutaneous Coronary Intervention
(SAVI-PCI)
Clinical Trial. Topline results of the
SAVI-PCI
trial was communicated in 2021.
The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT
®
relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.
FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT
®
in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT
®
nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT
®
is approved for use in
NSTE-ACS
patients.
On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT
®
, have been published in Circulation, a peer-reviewed journal of the American Heart Association. FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT
®
(tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized
to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of
30-minute
inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT
®
(tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized
to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of
30-minute
inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.
The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority
with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).
Results from FABOLUS-FASTER were recently presented virtually at the PCR
e-Course
Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.
On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term
(7-day)
use of AGGRASTAT
®
injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT
®
in patients with aSAH. Please note that the use of AGGRASTAT
®
in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT
®
nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT
®
is approved for use in
NSTE-ACS
patients.
Cardiovascular Generic and Reformulation Products
On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59,000 being recorded compared to $116,000 for the year ended December 31, 2020.
The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2022.
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

The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXAL
TM,
P5P or
MC-1
for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXAL
TM
is currently on hold. The Company changed its focus from TARDOXAL
TM
to other uses of P5P and continues to devote time and resources to the advancement of P5P development.
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
The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT ®	Acute Cardiology	Approved/Marketed

ZYPITAMAG ®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed

SNP	Acute Cardiology	ANDA approved/Marketed

Cardiovascular Biosimilar	Acute Cardiology	Development underway

Generic ANDA 2	Acute Cardiology	ANDA filed

Generic ANDA 3	Acute Cardiology	Formulation development underway

TARDOXAL TM /P5P	TD/Neurological indications	TARDOXAL TM – On hold P5P – IND filed
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
As at December 31, 2021, the Company had issued United States patents (see Item 5 –
Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc.
below).

Competitors’ Current Products
AGGRASTAT
®
, is owned by the Company’s subsidiary, Medicure International, Inc., and is sold in the United States of America through the Company’s subsidiary, Medicure Pharma, Inc. AGGRASTAT
®
is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST
elevation acute coronary syndrome
(NSTE-ACS).
AGGRASTAT
®
competes in a market segment commonly referred to as the anti-thrombotic market (treatments to remove or prevent formation of blood clots). More specifically, AGGRASTAT
®
is an antiplatelet drug which affects thrombus (blood clot) formation by preventing the aggregation of platelets in the blood stream. Of the different classes of antiplatelet drugs, AGGRASTAT
®
is a representative of the glycoprotein IIB/IIIA inhibitors drug class. There are three of these agents approved for use, including abciximab (ReoPro
®
), eptifibatide (Integrilin
®
), and tirofiban (AGGRASTAT
®
). All three are proprietary drugs and only eptifibatide has generic equivalents, which were introduced beginning in December 2015. Of the two directly competing agents, AGGRASTAT
®
is most closely comparable to eptifibatide (Integrilin)
as they are both highly potent, small molecule drugs that have reversible antiplatelet effects. Recently abciximab is no longer available due to the manufacturer halting production. The launch of the injectable antiplatelet agent, cangrelor (Kengreal
TM
), by The Medicines Company, occurred in 2015 and has had some impact on the use and sale of GPIs, including AGGRASTAT
®
.
The initial launch of generic versions of eptifibatide (Integrilin) occurred in December 2015 and has impacted the utilization of AGGRASTAT
®
.

Due to the incidence and severity of cardiovascular diseases, the market for antihyperlipidemics is large and competition is intense. There are a number of approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG
®
will compete with these drugs to the extent ZYPITAMAG
®
and any of these drugs are approved for the same or similar indications.
Although ZYPITAMAG
®
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

Competitors’ Products in Development
At present the Company is not aware of any other glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development. However, the choice and use of AGGRASTAT
®
may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the oral antiplatelet agents, ticagrelor (Brilinta
®
) and prasugrel (Effient
®
). Any future launch of generic version of AGGRASTAT
®
and/or of other competitive drugs may also be expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.
There are other approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG
®
will compete with these drugs to the extent ZYPITAMAG
®
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
Divesture of Apicore
On October 3, 2017, the Company sold its interests in Apicore (the “
Apicore
Sale Transaction
”) to an arm’s length, pharmaceutical company (the “
Buyer
”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S. $105.0 million of which approximately U.S. $55.0 million was received on October 3, 2017, with the remainder received in early 2018. There was also a holdback that was to be received in 2019 as per the terms of the agreements. These funds received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.
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
Competitive Strategy and Position
The Company is primarily focusing on:
Maintaining and growing AGGRASTAT
®
sales in the United States
The Company continues to work to maintain and expand the sales of AGGRASTAT
®
in the United States. The use of AGGRASTAT
®
is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT
®
has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.
The Company is providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT
®
relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT
®
, have been published in Circulation, a peer-reviewed journal of the American Heart Association.
Growing sales of ZYPITAMAG
®
in the United States
In September 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG
®
from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus was to receive an upfront payment of US$5.0 million and US$2.0 million in deferred payments to be made over four years, as well as contingent payments on achievement of milestones and royalties related to net sales.
Previously, in December 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG
®
, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG
®
is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG
®
became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital
product like AGGRASTAT
®
, ZYPITAMAG
®
contributed revenue of $3.2 million to the Company for the year ended December 31, 2021 compared to $453,000 during the year ended December 31, 2020. The Company continues to work towards growing the ZYPITAMAG
®
brand, usage of the product and revenues from ZYPITAMAG
®
including through its acquisition of Marley Drug in December of 2020.
Acquisition and operation of the Marley Drug pharmacy business
On December 17, 2020, the Company acquired 100% of Marley Drug, a specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

The Company began selling ZYPITAMAG
®
through Marley Drug immediately following the acquisition.
Acquisitions, licensing or marketing partnerships for new commercial products
The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.
Developing additional cardiovascular generic and reformulation products
On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59,000 being recorded compared to $116,000 for the year ended December 31, 2020.
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
C. Organizational Structure
Medicure International, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Barbados, West Indies, on May 23, 2000. Medicure International, Inc.’s registered office is located at Whitepark House, White Park Road, Bridgetown, Barbados. Medicure International Inc.’s head office is located at 1 st
Floor Limegrove Centre Holetown, St. James, Barbados.
Medicure Pharma, Inc., a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the State of Delaware, United States of America, on September 30, 2005. Medicure Pharma Inc.’s registered office is 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Medicure Pharma, Inc.’s head office is located at 116 Village Blvd. Suite 200, Princeton, NJ, 08540.

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
Medicure Mauritius Limited, a wholly owned subsidiary of the Company was incorporated pursuant to the laws of the Republic of Mauritius on November 17, 2016. Medicure Mauritius Limited’s registered office is 6 th
floor, Tower A, 1 CyberCity, Ebene, Mauritius. Medicure Mauritius Limited was wound up in September 2021.
Apigen Investments Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the Republic of Mauritius on June 27, 2014. Apigen Investments Limited’s registered office is 4 th
floor, Tower A, 1 CyberCity, Ebene, Mauritius.
Medicure Pharma Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Ireland on October 17, 2017. Medicure Pharma Europe Limited’s registered office is Block 3, Harcourt Centre, Harcourt Road, Dublin 2.
D. Property, Plant and Equipment
Office Space
Included within the
business and administration services agreement
entered into with Genesys Venture Inc. (see Item 5F
– Contractual Obligations
), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2021, the Company had use of approximately 14,720 square feet.
Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D—Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2021 and December 31, 2020 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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
Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2021:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets
The Company’s annual goodwill impairment test is based on
value-in-use
calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases
Valuation of financial instruments
Financial Assets
Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) Fair Value Through Other Comprehensive Income or Loss “FVOCI”; or (iii) Fair Value Through Profit or Loss “FVTPL”. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading,
the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.
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
The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them.

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.
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
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of net loss and comprehensive loss.
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
Accruals for returns, chargebacks, rebates and discounts
As of December 31, 2021, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2021, AGGRASTAT
®
, ZYPITAMAG
®
and SNP (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT
®
and SNP primarily being sold by the wholesalers to hospitals, while ZYPITAMAG
®
is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.
During 2019, the Company sold ReDS
TM
medical devices directly to end users. Revenue from the sale of ReDS
TM
was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods passed from the Company to the customer. At this point in time, the customer had gained the sole ability to benefit from the product, and there was no unfulfilled obligations that could have affected the customer’s acceptance of the goods. Delivery of the product occurred when the goods had been shipped to the customer and the customer had accepted the products in accordance with the terms of the sale.
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
The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2021, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.
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
The Company’s adoption of the amendments to IFRS 3 did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2021.
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
Estimating the IBR
The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. The IBR therefore reflects what the Company would have to pay which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
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
A. Operating Results
General
Through 2021, the Company was focused on maintaining and growing the sales AGGRASTAT
®
and ZYPITAMAG
®
and developing its
e-commerce
and mail order pharmacy business in all 50 U.S. states through Marley Drug.
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
Twelve Months Ended December 31, 2021 Compared to the Twelve Months Ended December 31, 2020
Net AGGRASTAT
®
product sales for year ended December 31, 2021 were $11.6 million compared to $10.6 million during the year ended December 31, 2020.
The Company primarily sells finished AGGRASTAT
®
to drug wholesalers. These wholesalers subsequently sell AGGRASTAT
®
to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT
®
may result in sales of AGGRASTAT
®
to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.
Hospital demand for AGGRASTAT
®
has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT
®
continued to remain strong leading to patient market share held by the product of approximately 65% as of March 31, 2022. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT
®
has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT
®
combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT
®
brand and diversifying revenues away from a single product became increasingly important to the Company.
All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020. This led to increased AGGRASTAT
®
revenues, offsetting the increasing price pressures facing AGGRASTAT
®
when comparing the two periods, offset by increased demand.
Net ZYPITAMAG
®
product sales for year ended December 31, 2021 were $3.2 million compared to $453,000 for the year ended December 31, 2020.
The Company sells ZYPITAMAG
®
through its
e-commerce
and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG
®
to pharmacies who in turn sell the product to patients. The growth in revenues in 2021 is a direct result of the acquisition of Marley Drug near the end of 2020 as the Company immediately began selling the product through the Marley Drug pharmacy business. The Company expects ZYPITAMAG
®
revenues to grow throughout 2022 and beyond.
Net SNP product sales for year ended December 31, 2021 were $59,000 compared to $116,000 for the year ended December 31, 2020. The Company primarily sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies.

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded revenue of $6.9 million for the year ended December 31, 2021 compared to revenue of $340,000 during the year ended December 31, 2020 pertaining to the Marley Drug in store and mail order pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2021 is the result of the Company owing the business for the full 2021 year compared to only a two week period of ownership for the year ended December 31, 2020. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout all 50 states in the United States. In 2022, the Company launched the Marley Drug
e-commerce
site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business.
During the year ended December 31, 2020, ReDS
TM
contributed revenue of $95,000 from the sale of the product in the United States. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS Pro device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.
Cost of goods sold represents direct product costs associated with AGGRASTAT
®
, ZYPITAMAG
®
, and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG
®
. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.
AGGRASTAT
®
cost of goods sold for the year ended December 31, 2021 were $4.2 million compared to $3.0 million for the year ended December 31, 2020. AGGRASTAT
®
cost of goods sold for the year ended December 31, 2021 included $3.0 million relating to product sold to customers and $1.2 million relating to a write-down of expired inventory, while the cost of goods sold for the year ended December 31, 2020 consisted of only the cost of product sold to customers. The increase in cost of goods sold is the result of the write-down of expired inventory during the year ended December 31, 2021. Excluding this write-down, cost of goods sold remained consistent between the two years.
ZYPITAMAG
®
cost of goods sold for year ended December 31, 2021 totaled $2.4 million and includes $311,000 relating to product sold to the Company’s customers, $1.8 million from amortization of the ZYPITAMAG
®
intangible assets, $165,000 relating to a write-down of expired inventory and $62,000 relating to royalties on the sale of ZYPITAMAG
®
. This compares to ZYPITAMAG
®
cost of goods sold for the year ended December 31, 2020 of $2.8 million which was the result of $89,000 relating to product sold to the Company’s wholesale customers, $2.4 million relating to amortization of the ZYPITAMAG
®
license, $274,000 relating to a write-down of expired inventory and $15,000 relating to royalties on the sale of ZYPITAMAG
®
. The decrease in cost of goods sold between 2021 and 2020 is the result of lower amortization of the Company’s intangible assets relating to ZYPITAMAG
®
and lower write-downs of expired inventory, partially offset by a significantly higher volume of product sold during 2021. The decrease in amortization is as a result of a prospective chance in the useful life of the ZYPITAMAG
®
intangible assets. The initial amortization period pertaining to the ZYPITAMAG
®
intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG
®
to extend the amortization period of the asset by 7 years, with the remaining amortization period being 9.1 years as at December 31, 2021.
The cost of goods sold related to SNP totaled $59,000 for the year ended December 31, 2021 compared to $524,000 for the year ended December 31, 2020. For year ended December 31, 2021, the cost of goods sold totaling $59,000 related to product sold to the Company’s customers. For year ended December 31, 2020, the cost of goods sold totaling $116,000 related to product sold to the Company’s customers as well as an impairment loss on the write-down of inventory of $408,000 as a result of reduced selling prices for the product experienced in the market pertaining to SNP relating to inventory.

The cost of goods sold related to the Marley Drug business totaled $2.4 million for the year ended December 31, 2021. As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded cost of goods sold of $104,000 during the year ended December 31, 2020 pertaining to the cost of products sold by Marley Drug’s in store and mail order pharmaceutical business. The increase in cost of goods sold at Marley Drug for the year ended December 31, 2021 is the result of the Company owing the business for the full 2021 year compared to only a two week period of ownership for the year ended December 31, 2020.
Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT
®
, ZYPITAMAG
®
and SNP. For the year ended December 31, 2021 and beginning on December 17, 2020 for the year ended December 31, 2020, costs pertaining to the Marley Drug business are included within selling expenses.
Selling expenses for the year ended December 31, 2021 were $10.3 million compared to $5.4 million for the year ended December 31, 2020.
Commercial sales expenses, excluding costs pertaining to the Marley Drug business, remained consistent for the year ended December 31, 2021 as compared to the prior year. The increase in selling expenses is as a result of the Company owning and operating the Marley Drug business for the full year in 2021 compared to a two week period during 2020.
General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.
General and administrative expenses for the year ended December 31, 2021 were $2.7 million compared to $4.6 million for the year ended December 31, 2020.
The decrease in general and administration expenses during the year ended December 31, 2021 when compared to the year ended December 31, 2020 is primarily related to lower legal costs associated with the Company’s patent challenge, which was settled in the fourth quarter of 2020, lower professional fees as a result of the Marley Drug acquisition in the fourth quarter of 2020 and cost reductions implemented by the Company during 2021.
During the year ended December 31, 2021, the Company recorded $402,000 (2020 – $860,000, 2019—nil) in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021.
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
Net research and development expenditures for the year ended December 31, 2021 totaled $1.8 million compared to $3.3 million for the year ended December 31, 2020. Research and development expenditures include costs associated with the Company’s on-going
AGGRASTAT
®
development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease experienced during the year ended December 31, 2021 when compared to the year ended December 31, 2020 is primarily the result of the timing of research and development expenditures relating to each development project and a declining research and development budget. The Company’s research and development activities for the year ended December 31, 2021 primarily pertain to the
MC-1
or P5P development project.
During the year ended December 31, 2021, the Company recorded a gain on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition.
Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company’s commercial strategy. The Company has considered indicators of impairment as at December 31, 2021 and 2020 and the Company did not record any write-down of intangible assets during the years ended December 31, 2021 and 2020.
The Company had determined there were no indicators of impairment as at December 31, 2021.
The finance expense for the year ended December 31, 2021 for the year ended December 31, 2021 totaled $525,000 and primarily relates to remeasurement of the of the Company’s AGGRASTAT
®
royalty obligation of $262,000 and accretion on the ZYPITAMAG
®
acquisition payable of $273,000. For the year ended December 31, 2020, the Company recorded finance income of $765,000 as a result of a recovery on the remeasurement of the of the Company’s AGGRASTAT
®
royalty obligation of $953,000, partially offset by accretion on the ZYPITAMAG
®
acquisition payable.
The foreign exchange gain of $31,000 for the year ended December 31, 2021 compares to $497,000 for the year ended December 31, 2020. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company as at the end of both periods.
For the year ended December 31, 2021, the Company recorded a net loss of $727,000 or $0.07 per share ($0.07 per share diluted) compared to $6.8 million or $0.64 per share ($0.64 per share diluted) for the year ended December 31, 2020.
As discussed above, the main factors contributing to the reduction in the net loss were the increased revenues as a result of the operations of Marley Drug being included for the full 2021 year compared to a two week period in 2020, reduced general and administrative and research and development expenses and the gain on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition, partially offset by higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.
For the year ended December 31, 2021, the Company recorded a total comprehensive loss of $870,000 compared to $7.6 million for the year ended December 31, 2020. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.
The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2021 was 10,251,313. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2020 was 10,686,041.

As at December 31, 2021, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 706,750 were exercisable, to purchase common shares outstanding.
As at April 27, 2022, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 706,750 were exercisable, to purchase common shares outstanding.
As at December 31, 2020, the Company had 10,251,313 common shares outstanding and 1,326,958 stock options, of which 1,110,958 were exercisable, to purchase common shares outstanding.
Twelve Months Ended December 31, 2020 Compared to the Twelve Months Ended December 31, 2019
Net AGGRASTAT
®
product sales for the year ended December 31, 2020 were $10.6 million compared to $19.4 million during the year ended December 31, 2019.
The Company primarily sells finished AGGRASTAT
®
to drug wholesalers. These wholesalers subsequently sell AGGRASTAT
®
to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT
®
may result in sales of AGGRASTAT
®
to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring during the fourth quarter of 2020 through this initiative.
Hospital demand for AGGRASTAT
®
has been lower during the year ended December 31, 2020 when compared to the prior year, however the number of hospital customers using AGGRASTAT
®
continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2020. The Company’s commercial team continues to work on expanding its customer base, however this continued focus has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT
®
combined with lower hospital demand for the product including a reduction in procedures being performed as a result of
COVID-19.
The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT
®
brand and diversifying revenues away from a single product became increasingly important to the Company.
All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the year ended December 31, 2020 when compared to the year ended December 30, 2019, however this improvement was mainly experienced in the first half of 2020 with US dollar exchange rates declining in the second half of 2020 compared to 2019, particularly in the fourth quarter. This led to increased AGGRASTAT
®
revenues, offset by the increasing price pressures facing AGGRASTAT
®
when comparing the two periods as well as decreases in demand.
Net ZYPITAMAG
®
product sales for year ended December 31, 2020 were $453,000 compared to $183,000 for the year ended December 31, 2019.
The Company primarily sells ZYPITAMAG
®
to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG
®
to pharmacies who in turn sell the product to patients. The Company expects ZYPITAMAG
®
revenues to grow throughout 2020 and beyond. Beginning in the second quarter, the Company launched a direct to patient online pharmacy program which resulted in sales of ZYPITAMAG
®
being made directly to pharmacy customers. The increase in revenue from ZYPITAMAG
®
resulted from increased demand and usage of the product experienced during 2020 as a result of the Company’s sales and marketing initiatives implemented since acquiring control of the product.

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
During the year ended December 31, 2020, ReDS
TM
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
Cost of goods sold represents direct product costs associated with AGGRASTAT
®
, ZYPITAMAG
®
, ReDS
TM
and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG
®
. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.
AGGRASTAT
®
cost of goods sold for the year ended December 31, 2020 were $3.0 million compared to $3.6 million for the year ended December 31, 2019. The decrease in cost of goods sold is the result of reduced product sold when compared to the prior year. Reductions in procedures as a result of
COVID-19
contributed to the decrease in volume of product sold relating to AGGRASTAT
®
.
ZYPITAMAG
®
cost of goods sold for year ended December 31, 2020 totaled $2.8 million and includes $89,000 relating to product sold to the Company’s customers, $2.4 million from amortization of the ZYPITAMAG
®
intangible assets, $274,000 relating to a write-down of expired inventory and $15,000 relating to royalties on the sale of ZYPITAMAG
®
resulting from the acquisition of the product in September of 2019. This compares to ZYPITAMAG
®
cost of goods sold for the year ended December 31, 2019 of $1.9 million which was the result of $34,000 relating to product sold to the Company’s wholesale customers, $797,000 relating to amortization of the ZYPITAMAG
®
license, $1.0 million relating to a write-down of expired inventory and $2,000 relating to royalties on the sale of ZYPITAMAG
®
resulting from the acquisition of the product in September of 2019. The increase in cost of goods sold between 2020 and 2019 is the result of higher amortization of the Company’s intangible assets relating to ZYPITAMAG
®
as a result of owning the product for the full 2020 year compared to three months in 2019. Additionally, high volumes of the product were sold during 2020 compared to 2019 contributing to the increase in ZYPITAMAG
®
cost of goods sold. These increases were offset by reductions in write-downs of expired inventory for the year ended December 31, 2020 compared to the year ended December 31, 2019.

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
There was no cost of goods sold relating to the ReDS
TM
product recorded during the year ended December 31, 2020. ReDS
TM
cost of goods sold for the year ended December 31, 2019 totaled $904,000 and consisted of $263,000 paid to Sensible in relation to ReDS
TM
from the revenue sharing arrangement relating to product sold by the Company during 2019 and $641,000 related to the amortization of the ReDS
TM
license, which was recorded on the statement of financial position within intangible assets prior to the impairment recorded over the ReDS
TM
intangible assets.
Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT
®
, ZYPITAMAG
®
, ReDS
TM
and SNP and beginning on December 17, 2020, costs pertaining to the Marley Drug business.
Selling expenses for the year ended December 31, 2020 were $5.4 million compared to $13.4 million for the year ended December 31, 2019.
Commercial sales expenses decreased
during the year ended December 31, 2020 as compared to the prior year due to commercial launch costs relating to ReDS
TM
being incurred during the 2019 and as a result of cost reductions implemented during late 2019 and throughout 2020 particularly as it relates to the sales and marketing costs associated with ReDS
TM
as well as decreases in costs as a result of limitations to conference and travel related costs due to
COVID-19.
Beginning with the acquisition of Marley Drug, which was completed on December 17, 2020, costs associated with the Marley Drug business are included in selling costs for the year ended December 31, 2020.
During the year ended December 31, 2020, the Company recorded a recovery of salary expenditures of $595,000 through government assistance resulting from the Canada Emergency Wage Subsidy (“
CEWS”
) within selling expenses.
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
AGGRASTAT
®
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
During the year ended December 31, 2019, the Company recorded a write-down
of intangible assets related to the ReDS
TM
license totaling $6.3 million as a result of uncertainties with ReDS
TM
being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDS
TM
.
With respect to the intangible asset related to ZYPITAMAG
®
, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 14.09%, a cumulative aggregate growth rate of 103% over three years following the acquisition of Marley Drug with a declining growth rate going forward and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2020 as the recoverable amount exceeded the carrying amount by approximately $301,000 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value. A five percent reduction in the forecast or a one percent increase in the discount rate applied would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.
The finance income for the year ended December 31, 2020 of $765,000 is a result of a recovery accretion on the Company’s AGGRASTAT
®
and interest on cash and investments held by the Company during the year ended December 31, 2020. This was partially offset by accretion on the ZYPITAMAG
®
acquisition payable, finance expense related to the Company’s lease obligations and bank charges. This compares to finance income for the year ended December 31, 2019 relates to interest on cash and investments held by the Company and a recovery from accretion on the Company’s royalty obligation, partially offset by bank changes, accretion of the Company’s acquisition payable and other interest incurred during the year ended December 31, 2019.
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
As discussed above, the main factors contributing to the reduction in the net loss were the impairment loss recorded on the ReDS
TM
license and a loss recorded upon the settlement of the holdback receivable experienced during the year ended December 31, 2019. Additionally, lower revenues and higher general and administration expenses, partially offset by lower selling costs contributed to the decrease in the net loss for the year ended December 31, 2020 when compared to the net loss for the year ended December 31, 2019.

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

Cash from operating activities for the year ended December 31, 2021 was $4.0 million compared to cash used in operating activities of $2.2 million for the year ended December 31, 2020. The improvement in cash from operating activities is primarily due to the decreased net loss incurred during the year ended December 31, 2021 compared to 2020.
Cash used in or from investing activities for the year ended December 31, 2021was $2.7 million compared to $7.2 million for the year ended December 31, 2020. The cash used in investing activities for the year ended December 31, 2021 related to payments of the holdback payable from the Marley Drug transaction totaling $1,876, acquisitions of property and equipment totaling $378 and $441 relating to the acquisition of intangible assets consisting of investing in the Marley Drug
e-commerce
platform. The cash used in investing activities for the year ended December 31, 2020 primarily related to the acquisition of Marley Drug, which total $7.2 million.
Cash used in financing activities for the year ended December 31, 2021 totaled $316,000 compared to $766,000 for the year ended December 31, 2020. The cash used in financing activities for the year ended December 31, 2021 related to repayments of the Company’s lease liabilities. The cash used in financing activities for the year ended December 31, 2020 related to cash paid to acquire the Company’s common shares under its normal course issuer bid of $522,000 and $244,000 related to repayments of the Company’s lease liabilities.
As at December 31, 2021, the Company had unrestricted cash totaling $3.7 million compared to $2.7 million as of December 31, 2020. As at December 31, 2021, the Company had working capital of $4.0 million compared to $3.4 million as at December 31, 2020.
The Company did not purchase and cancel any of its own securities during the year ended December 31, 2021.
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
During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 – 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522,000 (2019 – $4.1 million). During the year ended December 31, 2020 the Company recorded $3.9 million (2019 – $1.8 million) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4.4 million (2019 – $6.0 million).
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

The Company acquired long-term debt of $353,000, with a fair value of nil, as at acquisition, as part of its acquisition of Marley Drug which was expected to be forgiven in 2021. The Company heldback funds to settle this debt as part of the purchase in the event it was not forgiven. The debt was forgiven in January of 2021 and the offsetting holdback was released. The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2021.
C. Research and Development, Patents and Licenses, Etc.
Research and Development
The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.
AGGRASTAT
®
One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT
®
. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.
An aspect of the AGGRASTAT
®
strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT
®
entitled
SAVI-PCI.
SAVI-PCI
is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT
®
(25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or
“non-inferior,”
to patients receiving a 12 to
18-hour
infusion of Integrilin
®
(eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.
The primary objective of
SAVI-PCI
is to demonstrate AGGRASTAT
®
is
non-inferior
to Integrilin with respect to the composite endpoint of death,
PCI-related
myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.
The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT
®
(tirofiban hydrochloride) injection versus Integrilin
®
(eptifibatide) in Percutaneous Coronary Intervention
(SAVI-PCI)
Clinical Trial. Topline results of the
SAVI-PCI
trial was communicated in 2021.
The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT
®
relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.
FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT
®
in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT
®
nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT
®
is approved for use in
NSTE-ACS
patients.

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT
®
, have been published in Circulation, a peer-reviewed journal of the American Heart Association. FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT
®
(tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized
to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of
30-minute
inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.
FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT
®
(tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized
to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of
30-minute
inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.
The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority
with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).
Results from FABOLUS-FASTER were recently presented virtually at the PCR
e-Course
Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.
On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term
(7-day)
use of AGGRASTAT
®
injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT
®
in patients with aSAH. Please note that the use of AGGRASTAT
®
in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT
®
nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT
®
is approved for use in
NSTE-ACS
patients.
Cardiovascular Generic and Reformulation Products
On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59,000 being recorded compared to $116,000 for the year ended December 31, 2020.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2022.
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
The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXAL
TM,
P5P or
MC-1
for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXAL
TM
is currently on hold. The Company changed its focus from TARDOXAL
TM
to other uses of P5P and continues to devote time and resources to the advancement of P5P development.
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
The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT ®	Acute Cardiology	Approved/Marketed
ZYPITAMAG ®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketed
Cardiovascular Biosimilar	Acute Cardiology	Development underway
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXAL TM /P5P	TD/Neurological indications	TARDOXAL TM – On hold P5P – IND filed

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
As at December 31, 2021, the Company had numerous issued United States patents (see Item 5 –
Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc.
below).
Patents and Licenses
In addition to a number of pending patent applications, the Company has 2 issued patent from the United States Patent Office providing protection for AGGRASTAT
®
and related its current and historic development compounds and ZYPITAMAG
®
. The Company will continue to file patents related to its research and development activities. The United States patents currently issued to the Company are as follows:

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

The Company has filed patents in accordance with the Patent Cooperation Treaty (the ‘‘
PCT
’’). The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization (the ‘‘
WIPO
’’), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the ‘‘
international application
’’), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designation for regional patents in respect of contracting states party to any of the following regional patent treaties: The Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed; give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the official WIPO internet website (http://www.wipo.int).
Although the Company is no longer developing
MC-1
for cardiovascular indications, the Company does have a royalty bearing agreement with its subsidiary in regard to this development program. On June 1, 2000, the Company entered into the Medicure International Licensing Agreement whereby it licensed the world-wide development and marketing rights for
MC-1,
except for Canada, to its wholly owned subsidiary, Medicure International, Inc. As consideration for the grant of the license, Medicure International, Inc. agreed to pay the Company a fee of $1.00 upon the completion of specified milestones in the development process, together with a variable royalty of 7% to 9% of net sales of
MC-1
(if any sales are ever in fact made). The term of the Medicure International Licensing Agreement will expire on the date of expiration of the last to expire patent on
MC-1,
or in the absence of any such patent, on the 10th anniversary of the date of the first commercial sale of
MC-1
in the country where it was last introduced (if it is ever so introduced). The Medicure International Licensing Agreement may be terminated under a number of circumstances and, in any event, by either party at any time by providing the other with at least 90 days prior written notice of its intention to terminate the Medicure International Licensing Agreement.
Medicure International, Inc. subsequently entered into a development agreement with CanAm on June 1, 2000 to perform research and development of
MC-1
and other compounds at cost, plus a reasonable
mark-up
not to exceed ten percent of any amount invoiced. The parties to the development agreements have agreed that the aggregate amount of all invoiced expenditures shall not exceed $30,000,000 over the term of each agreement. The term of the CanAm development agreement is to expire on the completion of all research and development activities by CanAm and the written acknowledgment by CanAm and Medicure International, Inc. that no further research projects will be undertaken. CanAm continues to perform work on AGGRASTAT
®
, TARDOXAL
TM
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
D. Trend Information
Net AGGRASTAT
®
product sales for the year ended December 31, 2021 were $11.6 million compared to $10.6 million during the year ended December 31, 2020.
The Company primarily sells finished AGGRASTAT
®
to drug wholesalers. These wholesalers subsequently sell AGGRASTAT
®
to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT
®
may result in sales of AGGRASTAT
®
to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.
Hospital demand for AGGRASTAT
®
has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT
®
continued to remain strong leading to patient market share held by the product of approximately 65% as of March 31, 2022. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT
®
has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT
®
combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT
®
brand and diversifying revenues away from a single product became increasingly important to the Company.
All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020, This led to increased AGGRASTAT
®
revenues, offsetting the increasing price pressures facing AGGRASTAT
®
when comparing the two periods, offset by increased demand.
Net ZYPITAMAG
®
product sales for year ended December 31, 2021 were $3.2 million compared to $453,000 for the year ended December 31, 2020.
The Company sells ZYPITAMAG
®
through its
e-commerce
and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG
®
to pharmacies who in turn sell the product to patients. The growth in revenues in 2021 is a direct result of the acquisition of Marley Drug near the end of 2020 as the Company immediately began selling the product through the Marley Drug pharmacy business. The Company expects ZYPITAMAG
®
revenues to grow throughout 2022 and beyond.
Net SNP product sales for year ended December 31, 2021 were $59,000 compared to $116,000 for the year ended December 31, 2020. The Company primarily sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies.

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded revenue of $6.9 million for the year ended December 31, 2021 compared to revenue of $340,000 during the year ended December 31, 2020 pertaining to the Marley Drug in store and mail order pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2021 is the result of the Company owing the business for the full 2021 year compared to only a two week period of ownership for the year ended December 31, 2020. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout all 50 states in the United States. In 2022, the Company launched the Marley Drug
e-commerce
site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business.
During the year ended December 31, 2020, ReDS
TM
contributed revenue of $95,000 from the sale of the product in the United States. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS Pro device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.
E.
Off-balance
Sheet Arrangements
As of December 31, 2021, the Company does not have any
off-balance
sheet arrangements, other than those disclosed below.
F. Contractual Obligations
The following tables set forth the Company’s contractual obligations as of December 31, 2021:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2022	2023	2024	2025	2026	Thereafter
Accounts Payable and Accrued Liabilities	$6,669	$6,669	$—	$—	$—	$—	$—
Income Taxes Payable	114	114	—	—	—	—	—
Lease Obligation	1,262	330	331	333	136	99	33
Acquisition Payable	1,225	634	591	—	—	—	—
Contingent consideration	333	293	40	—	—	—	—
Purchase Agreement Commitments	2,259	1,879	190	190	—	—	—

Total	$11,862	$9,919	$1,152	$523	$136	$99	$33

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above:
Commitments
The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT
®
unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT
®
finished product inventory totaling US$225,000 annually (based on current pricing) until 2022 and €490,000 annually (based on current pricing) until 2022.

Subsequent to December 31, 2021 and effective January 1, 2022, the Company renewed its business and administration services agreement with GVI, as described in note 18(b), under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year
term.
Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.
On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN
®
(valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100,000, with an additional US$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN
®
. The US$400,000 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN
®
and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400,000 that was recorded in accounts payable and accrued liabilities. As a result a recovery of $491,000 was recorded with other income on the statement of net loss and comprehensive loss for the year ended December 31, 2021
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.
As a part of the Birmingham debt settlement described in note 12 to the Company’s consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT
®
sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT
®
sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a
one-time
option to switch the royalty payment from AGGRASTAT
®
to a royalty on the sale of
MC-1.
Management has determined there is no value to the option to switch the royalty to
MC-1
as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2021 totaled $464,000 (2020 – $441,000; 2019 – $1,023,000) with payments made during the year ended December 31, 2021 of $99,000 (2020 – $326,000; 2019 – $1,355,000).
Beginning with the acquisition of ZYPITAMAG
®
completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG
®
to Zydus subsequent to the acquisition date. During the year ended December 31, 2021, the Company expensed $62,000 (2020 – $15,000, 2019 – $2,000) in royalties in regards to ZYPITAMAG
®
which is recorded within cost of goods sold on the statement of net loss and comprehensive loss and had $73,000 (2020 – $10,000) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2021.

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
Peter Quick, Mill Neck, New York, USA – Director
Peter Quick has over 35 years experience in the securities and financial services industries. He is a recognized leader in the securities industry with experience in the domestic and international equities market, equities market making, market structure reform, trading technology and clearing operations. Mr. Quick was a Partner of Burke and Quick Partners Holdings LLP, the parent company of Burke & Quick Partners LLC a broker dealer. Mr. Quick was President at the American Stock Exchange from 2000 to 2005. Prior to joining the American Stock Exchange, he served as President of Quick & Reilly Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. He also served as President of Quick & Reilly/Fleet Securities. Mr. Quick is a graduate from the University of Virginia with a B.S. in Engineering and attended Stanford University’s Graduate School of Petroleum Engineering. He served four years active duty from 1978 to 1982 as an Officer in the United States Navy. He is a member of the Boards of Directors of First of Long Island Corporation (FLIC: NASDAQ) and First National Bank of Long Island. Mr. Quick serves as the Mayor of the Incorporated Village of Mill Neck, NY. He is a former member of the Board of Alliance Capital Money Market Fund, Chicago Stock Exchange Inc (CHX), The Depository Trust & Clearing Corporation (DTCC), The Midwest Trust Company, Securities Industry Automation Corporation (SIAC), National Security Clearing Corporation, The American Stock Exchange , Quick & Reilly, Inc., (NYSE: BQR), Reckson Associates Realty Corp (NYSE: RX), The Bear Stearns Current Yield Fund (AMEX:YYY) and Gain Capital (GCAP:NYSE). He is a former Chairman of the Board of Governors of St. Francis Hospital, Roslyn, NY and Mercy Medical Center, Rockville Centre, NY. Date of birth is February 11, 1956.
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

Manon Harvey, Kelowna, British Columbia, Canada – Director
Ms. Manon Harvey joined the UBC Okanagan Campus as Director, Integrated Planning and Chief Budget Officer in January 2019 where she is responsible for supporting the University’s mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation, Manon was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. Ms Harvey is a CPA, CA, with membership in British Columbia. She has her ICD.D designation from the Institute of Corporate Directors. Manon holds a Bachelor of Commerce (
summa cum laude
) from the University of Ottawa. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as the Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee (DAC) of the RCMP.
Neil Owens – President, Chief Operating Officer and Interim Chief Financial Officer
Dr. Neil Owens Ph.D. is responsible for implementing Medicure’s strategic plans and overseeing day-to-day
operations including the advancement and management of new and existing pharmaceutical products. Dr. Owens has worked with Medicure since 2014, serving in various positions of escalating responsibility within Medical Affairs, and most recently as Director, Scientific Affairs. His responsibilities have included providing scientific input and expertise to support manufacturing, product development and clinical studies, as well as KOL engagement and team management. Dr. Owens holds a Bachelor of Science and a Ph.D. in Chemistry from the University of Manitoba and has Postdoctoral experience with the European Institute of Chemistry and Biology (Bordeaux, France). His research background has focused on organic & medicinal chemistry, and the overall application of science towards solving health-related issues.
David Gurvey – Chief Financial Officer
Effective June 28, Mr. David Gurvey was appointed as CFO of the Company, replacing James Kinley, who has served as Chief Financial Officer since September 21, 2011. Until Mr. Gurvey’s appointment, Dr. Neil Owns acted as Interim Chief Financial Officer. Previous to his time at the Company, he was Chief Financial Officer , at Diamedica Therapeutics Inc. and was involved in all aspects of financial reporting, including publicly filed documents such as their financial statements. David is a CPA, CMA and holds a Bachelor of Science degree from the University of Manitoba.
Subsequent to December 31, 2021, on March 23, 2022, the Company announced the resignation of Chief Financial Officer David Gurvey effective March 25, 2022.
Dr. Reuben Saba – Vice-President, Scientific and Medical Affairs
Dr. Reuben Saba Ph.D. was appointed Vice President of Scientific and Medical Affairs in July 2019 and is responsible for clinical development and medical activities at Medicure Inc. Dr. Saba began his tenure at Medicure as a Medical Science Liaison in the U.S. Midwest Regions and was appointed Regional Medical Affairs Manager in 2015 for the US Midwest and Northeast regions. Dr. Saba was appointed to Director of Medical Affairs, Medical Information and Medical-Technical Marketing in 2019. Dr. Saba joined Medicure from the Public Health Agency of Canada (PHAC) in the Molecular Pathobiology Department focusing on the host genetics involved in prion pathobiology. Dr. Saba obtained his M.Sc. and Ph.D. at the University of Manitoba and did further post-doctoral training at the Interdisciplinary Center for Neurosciences (IZN) at the University of Heidelberg (Heidelberg, Germany).

Management
Dr.
 Albert
 D. Friesen – Chairman, Chief Executive Officer and Director
: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).
Dr.
 Neil Owens – President, Chief Operating Officer and Interim Chief Financial Officer
: Dr. Owens is responsible for the day to day operations of the Company (see “Directors and Senior Management” under this item).
David Gurvey – Chief Financial Officer:
Mr. Gurvey is responsible for the all financial management and accounting practices of the Company (see “Directors and Senior Management” under this item).
Dr.
 Reuben Saba – Vice-President, Scientific and Medical Affairs:
Dr. Saba is responsible for the clinical development and medical activities of the Company (see “Directors and Senior Management” under this item).
B. Compensation
Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2021, is described below and stock-based compensation described in Item 6(E) below:
The Company recorded $31,000 in fees paid or payable to Board members for attendance at meetings between January 1, 2021 and December 31, 2021 and the chairs of the Audit and Finance Committee and executive compensation, nominating and corporate governance committee were paid an additional $5,000 each for services as committee chairs.
On October 1, 2001, a compensation agreement was entered into between the Company and A.D. Friesen Enterprises Ltd., a corporation owned by Dr. Friesen and subsequently amended on October 1, 2003, October 1, 2005, October 1, 2006, October 1, 2007, July 18, 2011, July 18, 2016, January 1, 2017, January 1, 2019 and October 1, 2021. For the years ended December 31, 2021 and 2020, the Company recorded payable to A.D. Friesen Enterprises Ltd., $302,000 and 331,000, respectively, in consulting compensation, including taxable benefits. Dr. Friesen is eligible for an annual bonus, if certain objectives of the Company are met, as determined by the Board of Directors. During the year ended December 31, 2018, a bonus of $31,500 was accrued to Dr. Friesen, which was paid to him during the year ended December 31, 2019. No bonus has been accrued as at December 31, 2021 or 2020.
Dr. Neil Owens serves the Company as President and Chief Operating Officer beginning on July 1, 2019 and received a salary of $68,000 for during the year ended December 31, 2019 in relation to the portion of the year he was the President and Chief Operating Officer. For the year ended December 31, 2021 and 2020, the President and Chief Operating Officer received a salary of $170,000 and $155,000, respectively, and a bonus of $15,000 was earned during the year ended December 31, 2020.

Effective January 1, 2016, the business and administration services agreement with GVI no longer included the Chief Financial Officer’s services and the Company signed a consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, for a one-year
term, at a rate of $135,000 annually. During the year ended December 31, 2016, the Company recorded a bonus of $10,000 to its Chief Financial Officer. Effective January 1, 2017, consulting agreement with the Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer, was renewed for a one-year
term, at a rate of $155,000 annually. During the year ended December 31, 2017, the Company recorded a bonus of $200,000 to its Chief Financial Officer. Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., for a one-year
term, at a rate of $155,000 annually. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer. For the year ended December 31, 2019, the Chief Financial Officer received a salary of $185,000. For the year ended December 31, 2021 and 2020, Mr. Kinley received a salary of $67,500 and $175,000, respectively and a bonus of $10,000 was earned during the year ended December 31, 2020. Mr. Kinley resigned as Chief Financial Officer effective May 15, 2021.
Effective June 28, Mr. David Gurvey was appointed as Chief Financial Officer and received a salary of $66,500 during the year ended December 31, 2021 in relation to the portion of the year he was the Chief Financial Officer. Subsequent to December 31, 2021, on March 23, 2022, the Company announced the resignation of Chief Financial Officer David Gurvey effective March 25, 2022.
Dr. Reuben Saba serves the Company as Vice-President, Clinical and Medical Affairs and received a salary of $139,000 for the year ended December 31, 2021.
During the year ended December 31, 2021, the Company paid directors a total of Nil (December 31, 2020: Nil; December 31, 2019: Nil, December 31, 2018: Nil and December 31, 2017: Nil) for consulting fees.
The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attend ($1,000 via telephone), and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.
For fiscal 2011 and prior, due to the Company’s financial position, the board had offered and committed not to request, and has therefore not received, any compensation for their services as independent directors. Subsequent to the debt settlement that occurred on July 18, 2011, the Company began paying the Board members this amount owing and had paid $54,000 during fiscal 2013 relating to these accrued amounts. During fiscal 2013, the members of the Board of Directors agreed to further defer payments on amounts owing. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $5,000 (seven months ended December 31, 2014 – $10,000 and year ended May 31, 2014 – $15,000) was recorded within finance expense in relation to these amounts payable to the members of the Company’s Board of Directors. No interest was paid or recorded pertaining to amounts owing to the Board of Directors for the years ended December 31, 2021 or 2020. As at December 31, 2021, the Company did not have any accrued compensation owing to the independent members of the Board of Directors relating to Directors fees (2020 – $14,000, 2019 – nil).
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
Canada Business Corporations Act
.
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
Corporate Governance
The Canadian Securities Administrators (the “
CSA
”) have adopted National Policy
58-201
Corporate Governance Guidelines
, which provides
non-prescriptive
guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument NI
58-101
Disclosure of Corporate Governance Practices
, which prescribes certain disclosure by the Company of its corporate governance practices. The Company’s approach to corporate governance is set forth below.
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
52-110
–
Audit Committees
(“
NI
52-110
”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole, Manon Harvey and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent
director. Board committees are entirely composed of independent directors who meet without management when required.
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
Audit and Finance Committee
Pursuant to Section 171 of the
Canada Business Corporations Act
(the “Act”)
,
the Company is required to have an Audit Committee. Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of, and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.
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
51-102
–
Continuous Disclosure Obligations
, as adopted the CSA, to include certain disclosure about the issuer’s audit committee, including, among other things: the text of the audit committee’s charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer’s board of directors, and the reasons for the board’s decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit
services; and disclosure of the fees billed by the issuer’s external auditor in each of the last two fiscal years for audit, tax and other services.
Notwithstanding the exemption available under section 6.1 of NI
52-110,
as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Gerald McDole, Dr. Arnold Naimark, Manon Harvey and Peter Quick. The relevant experience of each member is described above. (See “Item 6 –
Directors, Senior Management and Employees
”.)
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
A “
material relationship”
is a relationship which could, in the view of the Board of the Company, be reasonably expected to interfere with the exercise of the person’s independent judgment.
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

For purposes hereof, “
Company”
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
The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on the Company’s website at
www.medicure.com
.
D. Employees
In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 25 employees through Medicure as at December 31, 2021. During the year ended December 31, 2021, the Company’s total employment decreased slightly from the previous year as part of the Company’s cost curtailment activities. The Company’s subsidiary, Medicure Pharma Inc. has one direct employee as at December 31, 2021. Additional, Marley Drug has 19 direct employees as at December 31, 2021.
E. Share Ownership
The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2021.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Dr. Albert D. Friesen (1)	2,508,527	(1)	24.47%
Common shares	Dr. Arnold Naimark	39,194		0.38%
Common shares	Gerald P. McDole	48,950		0.48%
Common shares	Peter Quick	28,150		0.27%
Common shares	Brent Fawkes	12,376		0.12%
Common shares	Manon Harvey	—		—
Common shares	Dr. Neil Owens	2,000		0.02%
Common shares	David Gurvey	1,000		0.01%
Common shares	Reuben Saba	—		—

(1)
Dr. Albert D. Friesen holds 721,267 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

Incentive Stock Options
The Company has established an Incentive Stock Option Plan (the ‘‘
Plan
’’) for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory requirements, including those of the TSX Venture Exchange. Each option entitles the holder thereof to purchase one (1) Common Share of the Company on the terms set forth in the Plan and in such purchaser’s specific stock option agreement. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Company’s Common Shares are listed for trading.
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
The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2021. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share		Expiry Date
Dr. Albert D. Friesen	15,000 100,000 15,000 7,500 9,000	$ $ $ $ $	7.20 7.30 4.95 1.90 1.90	December 19, 2022 January 31, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Dr. Arnold Naimark	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Gerald P. McDole	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Peter Quick	5,000 45,000 5,000 4,500	$ $ $ $	7.20 0.30 4.95 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share		Expiry Date
	7,200		$1.90	March 27, 2025
Brent Fawkes	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Manon Harvey	15,000		$4.95	June 26, 2024
Dr. Neil Owens	4,000 100,000 3,500 1,350 40,000	$ $ $ $ $	7.20 4.95 1.90 1.90 1.10	December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025 July 30, 2026
David Gurvey	30,000		$1.10	July 30, 2026
Reuben Saba	3,000 30,000 7,500 20,000	$ $ $ $	7.20 4.95 1.90 1.10	December 19, 2022 June 26, 2024 July 7, 2024 July 30, 2026
On July 30, 2021, the Company announced that the Board of Directors had approved the grant of an aggregate of 90,000 stock options to certain officers of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $1.10 per share.
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
A. Major Shareholders
As of December 31, 2021, the following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned (3)		Percentage of Class
Common shares	Dr. Albert D. Friesen Winnipeg, Manitoba	2,508,527	(1)	24.47%
Common shares	MM Asset Management Inc. Toronto, Ontario	2,410,567		23.51%
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
As of December 31, 2021, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,640,197 (or 25.75% of common shares).
To the best of the Company’s knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.
The major shareholders do not have any special voting rights.
Insider Reports under Canadian Securities Legislation
Since the Company a reporting issuer under the Securities Acts of each of the provinces of Canada, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company’s common shares five days following the trade under National Instrument
55-104
–
Insider Reporting Requirements and Exemptions
, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at
www.sedi.ca
. The public is able to access these reports at
www.sedi.ca
.
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
On July 18, 2011, the Company entered into a consulting agreement with A.D. Friesen Enterprises Ltd. pursuant to which Dr. Albert Friesen serves the Company as its Chief Executive Officer. The agreement is for a term of five years, at a rate of $180,000 annually. Dr. Friesen is also eligible for a yearly merit/performance bonus, if any, that the Company’s board of directors, in its sole discretion, may authorize. Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017, increasing to $331,000 annually, effective January 1, 2019 and decreasing to $216,000 annually, effective October 1, 2021. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2021 and 2020, there were no amounts included in accounts payable and accrued liabilities payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest
bearing.
During the year ended December 31, 2018, the Company recorded a bonus of $32,000 to its Chief Executive Officer which was recorded within general and administrative expenses. During the year ended December 31, 2017, the Company recorded a bonus of $125,000 to its Chief Executive Officer which is recorded within the gain on the sale of Apicore, which was paid during fiscal 2018. During the year ended December 31, 2016, the Company recorded a bonus of $54,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses. During the year ended December 31, 2015, the Company recorded a bonus of $100,000 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.

The Company may terminate the consulting agreement with the CEO for any reason and at any time upon 120 days’ written notice. In relation to the consulting agreement with A.D. Friesen Enterprises Ltd. the Company recorded consulting fees payable to A.D. Friesen Enterprises Ltd. During the year ended December 31, 2021, the Company recorded a total of $302,000 (2020 – $331,000, 2019 – $331,000, 2018 – $315,000 and 2017 – $315,000) to A.D. Friesen Enterprises Ltd.
Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company is also the majority shareholder in a management services company, Genesys Venture Inc. (“
GVI
”) which entered into a management services agreement with the Company as of October 1, 2010. Effective January 1, 2012, the Company entered into a new business and administration services agreement with GVI under which the Company is committed to pay $15,833.33 per month or $190,000 per annum along with an additional $500 per month for each office space it requests and is given access to by GVI. The agreement was for an initial term of one year and shall be automatically renewed for succeeding terms of one year. Either party may terminate the agreement at any time after June 30, 2012, upon 90 days written notice to the other party. The Chief Financial Officer’s services, accounting, payroll, human resources, and information technology are provided pursuant to this agreement. The agreement was renewed for the 2013 and 2014 calendar years. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year. Effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to paying $7,000 per month or $85,000 per year for a one year term and the agreement no longer includes the services of the Chief Financial Officer. Effective January 1, 2017, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year
term and effective January 1, 2018, this agreement was renewed for an additional one-year
term. Effective on January 1, 2019, 2020 and 2021, this agreement was renewed for additional individual one-year
terms.
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
18-month
renewal period available.
During the year ended December 31, 2021 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2020 – $85,000; 2019 – $85,000; 2018 – $85,000, 2017 – $85,000) for business administration services, $238,000 (2020 – $238,000, 2019 – $295,000, 2018 – $228,000; 2017 – $212,000) in rental costs and $34,000 (2020 – $37,000, 2019 – $47,000, 2018 – $47,000; 2017 – $44,000) for commercial and information technology support services. As described in note 18(a) to the Company’s audited consolidated financial statements included in this annual report, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The business administration services summarized above are provided to the Company through a consulting agreement with GVI. Until December 31, 2015, the GVI agreement included the Chief Financial Officer’s services to the Company, as well as accounting, payroll, human resources and some information technology services. The business and administration services agreement entered into effective January 1, 2016 and subsequently no longer includes the Chief Financial Officer’s services, which effective January 1, 2016, have been paid directly by the Company through a consulting or employment agreement.
Dr. Friesen, a director, the Chairman and the Chief Executive Officer of the Company also owns a clinical research organization, GVI Clinical Development Solutions Inc. (“
GVI CDS
”) which entered into the following clinical research contracts with the Company;

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
During the year ended December 31, 2021, the Company paid GVI CDS $315,000 (2020 – $202,000, 2019 – $406,000 2018 – $858,000; 2017 – $716,000) for clinical research services.
The Company also has a consulting agreement with CanAm Bioresearch Inc. (“
CanAm
”), a company controlled by Dr. Friesen’s to provide contract research services. During the year ended December 31, 2021, the Company paid CanAm $9,000 (2020 – $7,000, 2019 – $133,000, 2018 – $393,000; 2017 – $458,000) for research and development services.
These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
As at December 31, 2021, included in accounts payable and accrued liabilities is $48,000 (2020 – $56,000) payable to GVI, $61,000 (2020 – $99,000) payable to GVI CDS, and no amounts (2020 – $7,000) payable to CanAm. These amounts are unsecured, payable on demand and non-interest
bearing.
As at December 31, 2021, the Company had no amounts recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided (2020 – $14,000).
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
A. Consolidated Statements or Other Financial Information

Financial Statements
The consolidated financial statements of the Company as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP as at and for the years ended December 2021 and 2020 and PricewaterhouseCoopers LLP for the year ended December 31, 2019.
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
The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent.
The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.
Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“
Gland
”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT
®
before the expiration of the ’660 patent.
During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN
®
 against Carmel. The claim disputed the rights granted by Carmel to the Company with respect to PREXXARTAN
®
. The Company believed the claim against it was without merit and intended to defend itself against the claim. The claim against the Company has been subsequently withdrawn, however the dispute between the third-party manufacturer and Carmel continues.

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
The following table sets forth for the periods indicated the price history of the Company’s common shares on the
TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)
Fiscal Quarter Ended
December 31, 2021	1.16	0.92
September 30, 2021	1.36	0.92
June 30, 2021	1.68	1.10
March 31, 2021	1.71	1.15
December 31, 2020	1.25	0.70
September 30, 2020	1.39	0.83
June 30, 2020	2.80	0.93

	TSX-V	TSX-V
	High ($)	Low ($)
March 31, 2020	4.40	1.50
December 31, 2019	5.24	3.00
September 30, 2019	5.02	4.15
June 30, 2019	6.35	4.68
March 31, 2019	6.90	5.95
December 31, 2018	7.15	5.71
September 30, 2018	7.38	6.60
June 30, 2018	7.55	5.90
March 31, 2018	7.40	6.70
B. Plan of Distribution
Not applicable.
C. Markets
The Company’s common shares are listed for trading on the
TSX-V
under the symbol “MPH”. Certain market makers also trade the Company’s common shares on the OTC Pink Market, under the symbol “MCUJF”.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable
B. Memorandum and Articles of Association
1. Objects and Purposes of the Company
The Articles of Continuance (as amended, the “
Articles
”) and the
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
Section 4.18 of
By-Law
No.1A of the Company (the “
By-Law
”) provides that a director shall not be disqualified by reason of his office from contracting with the Company or a subsidiary thereof. Subject to the provisions of the
Canada Business Corporations Act
(the “
Act
”), a director shall not by reason only of his office be accountable to the Company or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 120 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Company and shall have been approved by the directors or shareholders of the Company as required by section 120 of the Act.
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
An investment in the Company’s common shares by a
non-Canadian,
who is not a resident of a World Trade Organization (“
WTO
”) member, would be reviewable under the
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
N/A
D. Exchange Controls
There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident
holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. (See “Item 10E – Taxation”, below.)

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
E. Taxation
Material U.S. Federal Income Tax Considerations
The following is a summary of the anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s common shares (“
Common Shares
”).
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
No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “
IRS
”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “
Code
”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the
“Canada-U.S.
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
U.S. Holders
For purposes of this summary, a “
U.S. Holder
” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
Non-U.S.
Holders
For purposes of this summary, a “
non-U.S.
Holder
” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to
non-U.S.
Holders. Accordingly, a
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
121-day
period beginning 60 days before the
“ex-dividend
date.” The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “
QFC
”) if (a) the Company is eligible for the benefits of the
Canada-U.S.
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
Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2021, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2021, or any subsequent taxable year.

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
If the Company is a PFIC, or a U.S. Holder held Common Shares while the Company was a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and any subsidiary PFIC as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “
QEF Election
”) or a
mark-to-market
election for the Company under Section 1296 of the Code (a “
Mark-to-Market
Election
”). A U.S. Holder that does not make either a QEF Election or a
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
Mark-to-Market
Election with respect to Common Shares.
The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2021 and December 31, 2020, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2022. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2022, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.
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
Canadian Federal Income Tax Considerations for United States Residents
The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “
Tax Act
”) and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the
Canada – United States Income Tax Convention
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
F. Dividends and Paying Agents
Not applicable

G. Statement by Experts
Not applicable
H. Documents on Display
Exhibits attached to this Annual Report are available for viewing on EDGAR, or may be inspected at the head office of Company at 2 – 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6, during normal business hours. Copies of the Company’s financial statements and other continuous disclosure documents required under Canadian securities legislation are available for viewing on the internet at
www.sedar.com
.
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
FOREIGN EXCHANGE RISK
The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars. During the year ended December 31, 2021, it is estimated that approximately 65% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues. Based on the net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company’s net loss of approximately $64,000 (2020 – $205,000).
The Company is also exposed to currency risk on the Euro and had an accounts payable balance of €983,000 at December 31, 2021. Based on that exposure, as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in an increase or decrease, respectively, of $71,000 on the Company’s net loss. As at December 31, 2020, the Company had a nominal balance of payables denominated in Euros and assuming that all other variables remained constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would not have had a material impact on the Company’s net loss.

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
and
15(d)-15(e)
of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“
CEO
”) and the Chief Financial Officer (“
CFO
”), to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form
20-F,
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
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2021, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2021 due to the following material weaknesses:
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
Changes in Internal Control over Financial Reporting and Planned Remediation Activities
The Company is still considering the full extent of the procedures that would be required to be implemented in order to remediate the material weaknesses within the Company’s internal control environment described in the preceding paragraph
The Company has taken various steps during and prior to fiscal 2021 in connection with its current remediation plan, including the hiring, during 2020, of a controller with a Chartered Professional Accountant (CPA) designation and public practice experience, and who reported to the Chief Financial Officer (CFO) of the Company, in order to facilitate additional segregation of duties in preparation and review with regard to accounting for complex transactions.

Unfortunately, the Company’s CFO resigned in May of 2021, and a replacement was hired in June of 2021. Subsequently, the Company’s controller resigned in February of 2022, followed by the CFO in March of 2022.
The Company has begun a search for a new CFO and a new controller, as well as additional finance and accounting staff, with the view to re-establishing
the internal control environment for the Company. As an interim measure, the Company has engaged two contract consultants, one of whom currently serves as a CFO of another public company, and the other of whom is the previous CFO who resigned in May 2021. Both contract consultants have a CPA designation, and have significant accounting experience in the pharmaceutical industry. The contracted consultants have been engaged to finalize the year-end and monthly [financial] closing processes until the Company has completed its hiring process of a new CFO and controller, which is anticipated to be completed in 2022.

ITEM 16. RESERVED
Not applicable

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT
As of December 31, 2021, Mr. Brent Fawkes CPA, CA, a
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
On August 23, 2004, the Company adopted a written Code of Business Conduct and Ethics (“
Code of Ethics
”) that applies to the Company’s principal executive officer, principal financial officer and to all its other employees. These standards are a guide to help ensure that all of the Company’s employees live up to high ethical standards. A copy of the Code of Ethics is maintained on the Company’s website at
www.medicure.com
.
During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES .
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
pre-approval
process.

(a) Audit fees
	2021	2020
	$198,000	$194,000
Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees
	2021	2020
	$ —	$ —
Audit-related fees consist of fees billed for accounting consultations.
(c) Tax fees
	2021	2020
	$ —	$ —
(d) All other fees
	2021	2020
	$ —	$ —

(e)	Audit Committee’s Pre-approval Policies
All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D. EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
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
Under the terms of the NCIB, the Company could have acquired up to an aggregate of 794,088 common shares. The NCIB commenced on May 28, 2018 and ended on May 27, 2019. The actual number of common shares that could have been purchased, if any, and the timing of such purchases was determined by the Company. All common shares purchased by the Company were purchased on the open market through the facilities of TSXV by PI Financial Corp. (“
PI
”) acting on behalf of the Company in accordance with the policies of the TSXV and were surrendered by the Company to its transfer agent for cancellation. The prices that the Company paid for common shares purchased was the market price of the shares at the time of purchase.
The Company also announced that it had entered into an automatic share purchase plan with PI (the “
Plan
”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI could purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.
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

On May 30, 2019, the Company announced that the TSXV has accepted the Company’s notice of intention to make a NCIB (the “
2019 NCIB
”).
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
The Company also announced that it had entered into an automatic share purchase plan with PI (the “
Plan
”) in order to facilitate repurchases of its common shares under the 2019 NCIB. Under the Plan, PI may purchase common shares under the 2019 NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.
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
The Company had engaged Computershare Trust Company of Canada to act as the depositary (the “
Depository
”) for the Offer. Any Common Shares deposited under the Offer but not purchased, including any Common Shares invalidly deposited, were returned to the depositing shareholders by the Depositary.
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
On June 29, 2020, the Company announced that the TSX Venture Exchange (“
TSXV
”) has accepted the Company’s notice of intention to make a normal course issuer bid (“
NCIB
”).

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
12-month
period that the NCIB is in place.
The NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. (“
PI
”) acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.
The Company also announces that it has entered into an automatic share purchase plan (the “
Pla
n”) with PI in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.
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
There were purchases of common shares during the year ended December 31, 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Pricewaterhouse Coopers LLP (“PwC”) were appointed the auditors of Medicure Inc., (the “Corporation”) on November 21, 2018. The Corporations’ shareholders approved at the last annual and special meeting of the shareholders of the Corporation held June 22, 2020 that PwC be re-appointed
auditors of the Corporation until the next annual meeting.
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
Financial Statements
”.

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
Year ended December 31, 2021

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
Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2021 and 2020, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2021 and 2020. PricewaterhouseCoopers LLP, the Company’s external auditors for the year ended December 31, 2019, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements for the year ended December 31, 2019. The reports of Ernst & Young LLP and PricewaterhouseCoopers LLP follow.

/s/ Albert Friesen	/s/ Neil Owens
Dr. Albert D. Friesen	Dr. Neil Owens
Chief Executive Officer	Interim Chief Financial Officer
April 27, 2022

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of
Medicure Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of
Medicure Inc.
[the “Company”] as of December 31, 2021 and 2020, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

A member firm of Ernst & Young Global Limited

Assessment of accrual for chargebacks

Description of the matter
As described in note 3[e] to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is calculated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2021.

Auditing the estimated chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at December 31, 2021, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

How we addressed the matter in our audit

To test the Company’s estimated chargeback accrual, our audit procedures included, among others, testing the completeness, accuracy, and relevance of the underlying data used by management to estimate the accrual through reconciliation to third-party agreements and third-party reports indicating actual chargebacks. We evaluated the estimated wholesaler inventory levels by obtaining third-party distribution channel reports and assessing inventory turnover of each product at the wholesaler. We inspected wholesaler agreements and end hospital agreements and compared pricing differences to the chargeback rate used by management to estimate the accrual. We performed a retrospective review to determine the historical accuracy of management’s estimates of chargebacks against actual results. We evaluated the monthly trailing analysis of actual chargebacks processed during the year. We performed sensitivity analyses to determine the effect of changes in assumptions on the chargeback accrual.

A member firm of Ernst & Young Global Limited

Valuation of goodwill relating to the acquisition of Marley Drug Inc.

Description of the matter
At December 31, 2021, the total carrying value of goodwill amounted to $3.0 million. As described in note 3[l] to the consolidated financial statements, goodwill is tested for impairment at least annually, or when circumstances indicate that the carrying value may be impaired at the cash-generating unit level [“CGU”].

Auditing management’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation and judgment applied by management in determining the recoverable amount of the Retail and Mail Order Pharmacy CGU. In particular, the estimated recoverable amount was sensitive to significant assumptions, such as changes in discount rate, revenue growth rate, and operating margin.

How we addressed the matter in our audit

To test the estimated recoverable amount of the Company’s Retail and Mail Order Pharmacy CGU, we performed audit procedures that included, among others, testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to Marley Drug Inc.’s historical results and third-party industry data. We assessed the historical accuracy of management’s cash flow projections, revenue growth and operating margin by comparing management’s past projections to actual performance. We performed sensitivity analyses of the revenue growth rate, discount rate and operating margin to evaluate the changes in the recoverable amount of the Retail and Mail Order Pharmacy CGU that would result from changes in the assumptions. We involved our valuation specialists to assist us in our evaluation of the valuation methodology used in determining the recoverable amount, as well as the discount rate used by comparing to external data sources.

We have served as the Company’s auditor since 2020.
Winnipeg, Canada
April 27, 2022

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Medicure Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of net loss and comprehensive loss, of changes in equity and of cash flows of Medicure Inc. and its subsidiaries (together, the Company) for the year ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

Chartered Professional Accountants
Winnipeg, Canada
April 15, 2020
We have served as the Company’s auditor from 2018 to 2020.
PricewaterhouseCoopers LLP
One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6
T: +1 204 926 2400, F: +1 204 944 1020
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	Note		2021	2020
Assets
Current assets:
Cash and cash equivalents			$3,694	$2,716
Restricted cash	4		3	1,394
Accounts receivable	5		4,659	5,253
Inventories	6		3,329	5,139
Prepaid expenses			869	1,174

Total current assets			12,554	15,676

Non-current assets:
Property and equipment	7		1,611	1,640
Intangible assets	8		11,212	13,596
Goodwill	9		2,974	2,986
Other assets	4		57	156

Total non-current assets			15,854	18,378

Total assets			$28,408	$34,054

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities			$6,668	$6,979
Current portion of royalty obligation	11		423	362
Current portion of acquisition payable	8		634	637
Holdback payable	4		—	1,876
Current portion of contingent consideration	4		293	1,925
Current income taxes payable	1 6		114	164
Current portion of lease obligation	12		380	367

Total current liabilities			8,512	12,310

Non-current liabilities
Royalty obligation	11		65	335
Acquisition payable	8		591	1,132
Contingent consideration	4		40	51
Lease obligation	4 & 12		789	1,080

Total non-current liabilities			1,485	2,598

Total liabilities			9,997	14,908

Equity:
Share capital	15(b	)	80,917	80,917
Contributed surplus			10,429	10,294
Accumulated other comprehensive loss			(6,640)	(6,497)
Deficit			(66,295)	(65,568)

Total Equity			18,411	19,146

Total liabilities and equity			$28,408	$34,054

Commitments and contingencies	18(a) & 18(d	)
On behalf of the board

“ Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director

See accompanying notes to the consolidated financial statements
1
37

Consolidated Statements of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2021	2020	2019
Revenue, net
Product sales, net			$21,744	$11,610	$20,173
Cost of goods sold	6 & 8		9,032	6,480	7,272

Gross profit			12,712	5,130	12,901

Expenses
Selling	20		10,312	5,359	13,399
General and administrative	20		2,697	4,579	3,395
Research and development	20		1,796	3,299	4,349

			14,805	13,237	21,143
Other expense (income):
Other Income	4		(1,828)
Revaluation of holdback	14		—	—	3,623
Impairment loss on intangible assets	8		—	—	6,321

			(1,828)	—	9,944
Finance (income) costs:
Finance (income) expense, net	12 & 17		525	(765)	(1,115)
Foreign exchange (gain) loss, net			(31)	(497)	2,570

			494	(1,262)	1,455

Net loss before income taxes			$(759)	$(6,845)	$(19,641)
Income tax recovery ( expense )
Current	16		32	—	(22)
Deferred	16		—	—	(123)

			32	—	(145)

Net loss			$(727)	$(6,845)	$(19,786)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:			(143)	(746)	(683)
Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	10		—	—	(6,336)

Comprehensive loss			$(870)	$(7,591)	$(26,805)

Loss per share
Basic	15(e	)	$(0.07)	$(0.64)	$(1.32)
Diluted	15(e	)	$(0.07)	$(0.64)	$(1.32)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except per share amounts)

	Note		Share Capital	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2020			$80,917	$10,294	$(6,497)	$(65,568)	$19,146

Net loss for the year ended December 31, 2021			—	—	—	(727)	(727)
Other comprehensive loss for the year ended December 31, 2021			—	—	(143)	—	(143)
Transactions with owners, recorded directly in equity
Share-based compensation	15	(c)	—	135	—	—	135

Total transactions with owners			—	135	—	—	135

Balance, December 31, 2021			$80,917	$10,429	$(6,640)	$(66,295)	$18,411

(continued on next page)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity (continued)
(expressed in thousands of Canadian dollars, except per share amounts)

				Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

Net loss for the year ended December 31, 2020			—	—	—	—	(6,845)	(6,845)
Other comprehensive loss for the year ended December 31, 2020			—	—	—	(746)	—	(746)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	15(b	)	(4,447)	—	—	—	3,925	(522)
Transfer on expiry of warrants	15(d	)	—	(1,949)	1,949	—	—	—
Share-based compensation	15(c	)	—	—	317	—	—	317

Total transactions with owners			(4,447)	(1,949)	2,266	—	3,925	(205)

Balance, December 31, 2020			$80,917	—	$10,294	$(6,497)	$(65,568)	$19,146

				Attributable to shareholders of the Company
	Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594

Net loss for the year ended December 31, 2019			—	—	—	—	(19,786)	(19,786)
Other comprehensive loss for the year ended December 31, 2019			—	—	—	(7,019)	—	(7,019)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	15(b	)	(5,955)	—	—	—	1,810	(4,145)
Buy-back of common shares under substantial issuer bid	15(b	)	(31,605)	—	—	—	5,466	(26,139)
Stock options exercised	15(c	)	37	—	(17)	—	—	20
Share-based compensation	15(c	)	—	—	417	—	—	417

Total transactions with owners			(37,523)	—	400	—	7,276	(29,847)

Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2021	2020	2019
Cash (used in) provided by:
Operating activities:
Net loss for the year			$(727)	$(6,845)	$(19,786)
Adjustments for:
Current income tax expense (recovery)	1 6		(32)	—	22
Deferred income tax expense	1 6		—	—	123
Impairment of property and equipment	7		—	—	95
Impairment of intangible assets	8		—	—	6,321
Revaluation of holdback receivable	13		—	—	3,623
Amortization of property and equipment	7		406	307	485
Amortization of intangible assets	8		2,739	2,466	1,438
Share-based compensation	15(c	)	135	317	417
Write-down of inventories	6		1,339	682	1,983
Change in fair value of contingent consideration	4		(1,803)	—	—
Finance (income) expense, net	17		525	(765)	(1,115)
Unrealized foreign exchange (gain) loss			(31)	(497)	362
Change in the following:
Accounts receivable			593	5,081	(318)
Inventories			471	723	(4,072)
Prepaid expenses			305	703	842
Other assets			99	—	78
Accounts payable and accrued liabilities			20	(3,802)	(4,992)
Interest received (paid), net	1 7		49	22	1,685
Income taxes paid	16		—	(306)	(477)
Royalties paid	1 8	(c)	(99)	(326)	(1,355)

Cash flows (used in) from operating activities			3,989	(2,240)	(14,641)

Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	4		—	(7,238)	—
Investment in Sensible Medical	9		—	—	(6,337)
Receipt of holdback receivable funds	13		—	—	6,719
Redemptions of short-term investments			—	—	47,747
Repayment of holdback payable	4		(1,876)	—
Acquisition of property and equipment	7		(377)	(2)	(186)
Acquisition of intangible assets	8		(441)	—	(13,660)

Cash flows (used in) from investing activities			(2,694)	(7,240)	34,283

Financing activities:
Repurchase of common shares under substantial issuer bid	15(b	)	—	—	(26,139)
Repurchase of common shares under normal course issuer bid	15(b	)	—	(522)	(4,145)
Proceeds from exercise of stock options	15(c	)	—	—	20
Repayment of lease liability	12		(316)	(244)	—

Cash flows used in financing activities			(316)	(766)	(30,264)

Foreign exchange loss on cash held in foreign currency			(1)	(3)	(552)

(Decrease) increase in cash			978	(10,249)	(11,174)
Cash and cash equivalents, beginning of period			2,716	12,965	24,139

Cash and cash equivalents, end of period			$3,694	$2,716	$12,965

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity
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
The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT
®
Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT
®
, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave
myocardial infarction.
In September 2019 the Company acquired ownership of ZYPITAMAG
®
from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG
®
. ZYPITAMAG
®
is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG
®
was made available in retail pharmacies throughout the United States.
On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.
The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT
®
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
The consolidated financial statements were authorized for issue by the Board of Directors on April 2
7
, 2022.

(b)	Basis of presentation
The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.
During the year-ended December, 31, 2021, the
COVID-19
outbreak continues to impact the operations of the Company. The outbreak and efforts to contain the virus may have a significant impact on the Company’s business. The
COVID-19
outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. A prolonged economic shutdown could result in purchase order delays or the inability to collect receivables and it is possible that in the future there will be negative impacts on the Company’s operations that could have a material adverse effect on its financial results. Although the Company has adjusted some of its operating procedures in response to
COVID-19,
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
Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2021:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets
The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Beginning on December 17, 2020, Marley Drug, Inc, became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. On October 11, 2021, the Company completed a wind up of its Medicure Mauritius Limited subsidiary. The intercompany balances owed to the Company were extinguished upon the wind up, and any intercompany foreign exchange gains or losses resulting from historical transactions between the Company and Medicure Mauritius Limited were reclassified from accumulated other comprehensive income to foreign exchange loss during the current year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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
Financial assets at FVTPL
Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the consolidated statement of net loss and comprehensive loss. There are presently no assets classified within this category.
Financial assets at FVOCI
Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of consolidated statement of net loss and comprehensive loss. The Investment in Sensible Medical was designated within this category.

(ii)	Financial liabilities
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

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them.
The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.
Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.

(iii)	Derecognition
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
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of net loss and comprehensive loss.

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

1
46

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
As of December 31, 2021, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2021, AGGRASTAT
®
, ZYPITAMAG
®
and Sodium Nitroprusside
(the “
Products
”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT
®
and Sodium Nitroprusside primarily being sold by the wholesalers to hospitals, while ZYPITAMAG
®
is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.
During 2019, the Company sold ReDS
TM
medical devices directly to end users. Revenue from the sale of ReDS
TM
was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods passed from the Company to the customer. At this point in time, the customer had gained the sole ability to benefit from the product, and there was no unfulfilled obligations that could have affected the customer’s acceptance of the goods. Delivery of the product occurred when the goods had been shipped to the customer and the customer had accepted the products in accordance with the terms of the sale.

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

1
48

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(h)	Property and equipment (continued)

(ii)	Amortization
Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, pharmacy equipment, office equipment, furniture and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
ReDS ™ demonstration units	Straight-line	33%
Right of use assets	Straight-line	Term of lease
Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(i)	Intangible assets
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

1
49

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(j)	Research and development (continued)

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
The Company assesses at each reporting period whether there is a
n
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

1
50

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Employee benefits (continued)

(ii)	Long-term employee benefits
An accrual is recognized for benefits accruing to employees when it is probable that settlement will be required and it is capable of being measured reliably. Accruals recognized in respect of employee benefits which are not due to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to the reporting date. As of December 31, 2021, the employee benefit accrual represents deferred compensation and is recorded within other long-term liabilities.

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
The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2021, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

1
52

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

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
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value
assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

(r)	Leases

(iii)	Estimating the IBR
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
Amendments to IAS 1 and IFRS Practice Statement (“PS”) 2 – making materiality judgments:
In February 2021, the IAS issued amendments to IAS and IFRS PS 2, which provide guidance and examples to help entities apply materiality judgement to accounting policy disclosures. Specifically, the amendments aim to replace the requirement for entities to disclosure their “significant” accounting policies and add guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company will assess the impact, if any, of adoption of the amendment.

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
During the year-ended December 31, 2021, the Company released the holdback payable amount to the seller, less $25 in legal fees incurred, as the remaining outstanding state licenses had been effectively transferred to the Company. The $25 withheld from the holdback payment has been recorded within Other Income on the consolidated statement of net loss and other comprehensive loss.
The remaining balance of $3 within restricted cash at December 31, 2021 pertains to escrow deposits required by Pharmacy Benefit Managers (“PBM”) for the administration of insurance plans for Marley Drug’s customer base.
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
Payment on the date of acquisition had been recorded within current portion of contingent consideration on the statement of financial position with an estimated fair value of $1,922. The Earn Out Payments had been recorded within contingent consideration on the statement of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.
At December 31, 2021, management concluded that there was a remote likelihood of the One Year Payment and the Earn Out Payments to occur based on fair value assessment completed at year-end.
The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%. As a result of the assessment completed by management, the Company recognized a gain of $1,803 through other income on the consolidated statement of net loss and other comprehensive loss during the year-ended December 31, 2021. At December 31, 2021, the remaining short-term and long-term contingent consideration payable balance is $293 and $40 (2020—$1,922 and $51), respectively.
Prior to the acquisition, Marley Drug had obtained a PPP loan from the United States SBA totaling $353 which remained a liability as of the acquisition date. The PPP loan has been fair valued at zero at the acquisition date as the amount was expected to be forgiven in full. During the year-end
December 31, 2021. the PPP loan was forgiven and the restricted cash and holdback payable of $353 was released to the seller in the transaction.

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

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

5.	Accounts receivable

As at December 31	2021	2020
Trade accounts receivable	$4,593	$5,097
Other accounts receivable	66	156

	$4,659	$5,253

As at December 31, 2021, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A – 34%, Customer B – 29%, Customer C – 32%).
As at December 31, 2020, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 95% in aggregate (Customer A – 38%, Customer B – 23%, Customer C – 34%).
At December 31, 2021, the Company recorded
a write-off
of $305 (2020 – nil, 2019 – nil) in relation to
pricing adjustments on sales which were deemed to be
uncollectible account receivable balances. The
write-off
expense has been included within general and administration expenses on the consolidated statement of net loss and comprehensive loss.

6.	Inventories

As at December 31	2021	2020
Finished commercial product available-for-sale	$2,345	$4,032
Finished retail pharmacy product available for sale	266	216
Unfinished product and packaging materials	718	891

	$3,329	$5,139

Inventories expensed as part of cost of goods sold during the year ended December 31, 2021 amounted to $5,790 (2020 – $3,355; 2019 – $3,585). During the year ended December 31, 2021, the Company wrote-off
inventory of $1,339 (2020 – $682; 2019 – $1,983) that had expired or was otherwise unusable through cost of goods sold on the statement of loss and comprehensive loss.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

7.	Property and equipment

Cost	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2019	$520	$170	$1,362	$2,052
Acquisition under business combinations (note 4)	117	—	547	664
Additions	2	—	—	2
Disposals	(96)	—	—	(96)
Effect of movements in exchange rates	—	—	(1)	(1)

At December 31, 2020	$543	$170	$1,908	$2,621
Additions	366	12	—	378
Effect of movements in exchange rates	—	—	(1)	(1)

At December 31, 2021	$909	$182	$1,907	$2,998

Accumulated amortization	Computer and office equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2019	$323	$170	$277	$770
Amortization	88	—	219	307
Disposals	(96)	—	—	(96)

At December 31, 2020	$315	$170	$496	$981
Amortization	116	1	289	406

At December 31, 2021	$431	$171	$785	$1,387

Carrying amounts	Computer and office equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2020	$228	$—	$1,412	$1,640
At December 31, 2021	$478	$11	$1,122	$1,611

During the year ended December 31, 2021, amortization of property and equipment totaling $13 and $393 (2020 – $10 and $297; 2019 – $485 and nil) is within selling expenses and general and administration expenses, respectively, on the consolidated statements of net loss and comprehensive loss.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8.	Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2019	$—	$24,929	$4,156	$733	$—	$29,818
Acquisitions under business combinations (note 4)	1,183	—	495	4,860	—	6,538
Effect of movements in exchange rates	(2)	(491)	(83)	(22)	—	(598)

At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$—	$35,758

Additions	—	—	—	—	441	441
Effect of movements in exchange rates	(5)	(104)	(19)	(24)	5	(147)

At December 31, 2021	$1,176	$24,334	$4,549	$5,547	$446	$36,052

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2019	$—	$15,330	$4,156	$733	$—	$20,219
Amortization	7	2,428	2	29	—	2,466
Effect of movements in exchange rates	—	(426)	(82)	(15)	—	(523)

At December 31, 2020	$7	$17,332	$4,076	$747	$—	$22,162
Amortization	166	1,841	49	683	—	2,739
Effect of movements in exchange rates	2	(50)	(18)	5	—	(61)

At December 31, 2021	$175	$19,123	$4,107	$1,435	$—	$24,840

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2020	$1,174	$7,106	$492	$4,824	$—	$13,596
At December 31, 2021	$1,001	$5,211	$442	$4,112	$446	$11,212

In September 2019 the Company acquired ownership of ZYPITAMAG
®
for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG
®
. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG
®
. The fair value of the remaining deferred payments of $634 and $591 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAG
®
intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG
®
license
to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG
®
license is 9.1 years as at December 31, 2021.
During the year-ended December 31, 2021, the Company capitalized costs pertaining to the development of its
e-commerce
website and has classified these costs under the software category within the intangible asset schedule above. As at December 31, 2021, the
e-commerce
website is still under development, and as a result, the Company has not recorded any amortization during the current year in relation to this intangible asset.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8.	Intangible assets (continued)

The Company had determined there were no indicators of impairment as at December 31, 2021.

The Company recorded a
write-down
of intangible assets related to the ReDS
TM
license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDS
TM
being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDS
TM
. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible pertaining to the ReDS
TM
license for the marketing of the ReDS
TM
in the United States.
As at December 31, 2021, intangible assets pertaining to AGGRASTAT
®
were fully amortized.
For the year ended December 31, 2021, amortization of intangible assets totaling $1,841 (2020
 -
$2,428 and 2019
 -
$1,438) is recorded within cost of goods sold pertaining to the ZYPITAMAG
®
intangible assets. In addition, for the year ended December 31, 2021, $897 (2020
 -
$38 and 2019 – nil)of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9.	Goodwill

Retail and Mail Order Pharmacy
At December 31, 2019	$—
Additions through business combinations	2,986

At December 31, 2020	$2,986

Effects of movements in exchange rates	(12)

Ending Balance	$2,974

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use for the year ended December 31, 2021.

(a)	Key Assumptions used in valuation calculations
The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i)	Discount rate
Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2021, was 12.60%.

(ii)	Operating margin
Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii)	Revenue growth rates
Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including but not limited to, changes in customer demographic and attrition of current customer base.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

10.	Investment in Sensible Medical
On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDS
™
in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.
On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS
™
demonstration units which are recorded within property and equipment, $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property and equipment pertaining to ReDS
™
demonstration devices acquired as part of the agreement.
The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2020 and 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDS
TM
being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower-than-expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement. The Company did not record any other comprehensive income associated with the change in fair value of the investment in Sensible Medical during the year ended December 31, 2021 or 2020.
The license was being amortized over the term of the license agreement which was equal to ten years. During the year ended December 31, 2019, amortization of $641 was recorded within cost of goods sold. The Company recorded a write-down
of intangible assets related to the ReDS
TM
license during the year ended December 31, 2019 totaling $6,321. The Company did not record any amortization for the year ended December 31, 2021 or 2020 in relation to the ReDS
TM
license as it was fully impaired.
On August 19, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS
TM
in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure.
The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity,
whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity
period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the year ended December 31, 2021, the Company recorded revenue of nil (2020—$89 and 2019—$289) relating to amounts payable from Sensible from sales made by their sales force under the exclusive marketing and distribution agreement.

11.	Royalty obligation
On July 18, 2011, the Company settled its then existing
long-term
debt with Birmingham Associates Ltd. (“Birmingham”), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT
®
sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT
®
sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a
one-time
option to switch the royalty payment from AGGRASTAT
®
to a royalty on the sale of
MC-1.
Management determined there is no value to the option to switch the royalty to
MC-1
as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.
In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT
®
rights, the acquirer would be required to assume the obligations under the royalty agreement.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

11.	Royalty obligation (continued):

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2021 of $488 (2020 – $697) of which $423 (2020 – $362) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2021 is an expense of $262 (2020 – recovery of $953, 2019 – recovery of $316) is recorded within finance (income) expense on the consolidated statements of net loss and comprehensive loss. Royalties for the year ended December 31, 2021 totaled $464 (2020 – $441; 2019 – $1,023) with payments made during the year ended December 31, 2021 of $99 (2020 – $326; 2019 – $1,355).

12.	Lease Obligations
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

	Incremental borrowing rate %	Maturity	2021	2020
Current	3.00 -5.00	2022	$380	$367
Non-Current	3.00 -5.00	2023 -2027	789	1,080

Lease Liability			$1,169	$1,447

During the year ended December 31, 2021, the Company paid a total of $316 (2020 - $244) in lease payments, resulting from the lease obligations indicated above.

13.	Government assistance
During the year ended December 31, 2021, the Company recorded $402 (2020 – $860, 2019—nil) in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021. As at December 31, 2021, no government assistance is recorded in accounts receivable ( 2020—$85).

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

15.	Capital Stock

(a)	Authorized
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

(b)	Shares issued and outstanding
Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2019	10,804,013	$85,364
Shares repurchased and cancelled under a normal course issuer bid (1)	(552,700)	(4,447)

Balance, December 31, 2020	10,251,313	$80,917

Balance, December 31, 2021	10,251,313	$80,917

(1)
On May 30, 2019, the Company announced that the
TSX-V
accepted the Company’s notice of intention to make an additional normal course issuer bid (the “2019 NCIB”). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and ended on May 29, 2020. During the year ended December 31,
2019 the Company
recorded $1,810 directly in its deficit representing the difference between the aggregate price paid for these common
share and
a
reduction of the Company’s share capital totaling $5,955
. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15.	Capital Stock (continued)

(b)	Shares issued and outstanding (continued)

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
During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid during the year ended December 31, 2020 for these common shares totaled $522 and the Company recorded $3,925 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447.

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
Changes in the number of options outstanding during the year ended December 31, 2021 is as follows:

Year ended December 31, 2021	Options	Weighted average exercise price
Balance, beginning of period	1,326,958	$3.67
Granted	90,000	1.10
Forfeited, cancelled or expired	(609,808)	(2.99)

Balance, end of period	807,150	$3.73

Options exercisable, end of period	706,750	$3.49

Changes in the number of options outstanding during the years ended December 31, 2020 and 2019 are as follows:

Year ended December 31	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,428,408	$3.67	1,394,642	$3.91
Granted	—	—	262,000	4.95
Exercised	—	—	(8,001)	(2.45)
Forfeited, cancelled or expired	(101,450)	(5.06)	(220,233)	(6.75)

Balance, end of period	1,326,958	$3.67	1,428,408	$3.67

Options exercisable, end of period	1,110,958	$3.12	1,059,308	$2.88

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15.	Capital Stock (continued)

(c)	Stock option plan (continued):

Options outstanding at December 31, 2021 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	1.35 years	$0.30	185,000
$0.31 - $1.50	90,000	4.58 years	$1.10	90,000
$1.51 - $3.00	100,900	3.01 years	$1.90	100,900
$3.01 - $5.00	201,000	2.49 years	$4.95	120,600
$5.01 - $7.30	230,250	1.02 years	$7.24	210,250

$0.30 - $7.30	807,150	2.11 years	$3.73	706,750

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2021 is $135 (2020 – $317; 2019 – $417). The compensation expense was determined based on the fair value of the options at the date of measurement using the
Black-Scholes
option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.
The compensation expense for the options granted during the years ended December 31, 2021, 2020 and 2019 was determined based on the fair value of the options at the date of measurement using the
Black-Scholes
option pricing model with the inputs detailed below:

Years ended December 31:	2021	2020	2019
Expected option life	4.6 years	n/a	4.4 years
Risk free interest rate	0.75%	n/a	1.40%
Dividend yield	nil	n/a	nil
Expected volatility	69.03%	n/a	47.10%

( d )	Warrants
On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a
48-month
period following the issuance of the loan at a price of $6.50 per share. These warrants expired on November 17, 2020 without exercise.
Changes in the number of warrants outstanding during the years ended December 31, 2021, 2020, and 2019 are as follows:

Years ended December 31	2021		2020		2019
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	—	$—	900,000	$6.50	900,000	$6.50
Expired	—		(900,000)	(6.50)	—	—

Balance, end of period	—	$—	—	$—	900,000	$6.50

Warrants exercisable, end of period	—	$—	—	$—	900,000	$6.50

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15.	Capital Stock (continued)

( e )	Per share amounts
The following table reflects the calculation of basic and diluted loss per share for the years ended December 31, 2021, 2020 and 2019:

Year ended December 31	2021	2020	2019
Basic and diluted net loss	$(0.07)	$(0.64)	$(1.32)

The following table reflects the loss used in the basic and diluted loss per share computations for the years ended December 31, 2021, 2020 and 2019:

Year ended December 31	2021	2020	2019
Net loss	$(727)	$(6,845)	$(19,786)

The following table reflects the share data used in the denominator of the basic and diluted loss per share computations for the years ended December 31, 2021, 2020 and 2019:

Year ended December 31	2021	2020	2019
Weighted average shares outstanding for basic loss per share	10,251,313	10,686,041	14,998,540

Weighted average shares outstanding for diluted loss per share	10,251,313	10,686,041	14,998,540

Effects of dilution from 807,150 stock options (2020 – 1,326,958, 2019 – 1,428,408) were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the year ended December 31, 2021 as they are anti-dilutive. Additionally, for the year ended December 31, 2019, 900,000 warrants were excluded in the calculations of weighted average shares outstanding for diluted loss per as they were anti-dilutive.

16.	Income taxes
The Company recorded income tax
recovery
for the year ended December 31, 2021 totaling $32 (2020 – $nil; 2019
-expense of
$22) and did not recognize any deferred income tax expense for the year ended December 31, 2021 (2020 – $nil, 2019 – $123).
As at December 31, 2021 and 2020, deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2021	2020
Deferred tax assets
Scientific research and experimental development	$3,358	$3,358
Non-capital losses	2,778	2,356
Other	798	595

Total deferred tax assets	$6,934	$6,309

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

16.	Income taxes (continued)

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net loss for the years ended December 31, 2021, 2020 and 2019 to the income tax expense is as follows:

Year ended December 31	2021	2020	2019
(Loss) Income for the year
Canadian	$(1,195)	$(519)	$(7,013)
Foreign	436	(6,326)	(12,628)

	$(759)	$(6,845)	$(19,641)

Year ended December 31	2021	2020	2019
Canadian federal and provincial income taxes at 27% (2020 – 27%; 2019 – 27%)	$205	$1,848	$5,303
Permanent differences and other items	165	(159)	(330)
Fair value adjustments of earnout payments	453	—	—
Foreign tax rate in foreign jurisdictions	(167)	(1,551)	(1,308)
Change in unrecognized deferred tax assets	(624)	(138)	(3,810)

	$32	$—	$(145)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (5.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%
 -
23.50%) that is applicable to income or losses incurred by the Company’s subsidiaries.
At December 31, 2021, the Company has the following Canadian losses available for application in future years:

2037	$5,276
2040	2,774
2041	969

$9,019

At December 31, 2021, the Company has the following Barbados losses available for application in future years:

2022	$128
2028	2,345
2029	3,765

$6,237

As at December 31, 2021, the Company has $114 (2020 - $164) included as income taxes payable on its consolidated statement of financial position.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

17.	Finance income (expense)
During the years ended December 31, 2021, 2020 and 2019 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2021	2020	2019
Interest income	$78	$43	$886
Remeasurement of royalty obligation	(262)	953	316
Accretion of acquisition payable	(96)	(155)	(41)
Change in fair value of contingent consideration	(178)	(6)	—
Bank charges and other interest	(29)	(21)	(24)
Finance expense from lease obligation	(38)	(49)	(22)

	$(525)	$765	$1,115

During the years ended December 31, 2021, 2020 and 2019, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2021	2020	2019
Interest received	$78	$43	$1,731
Other interest, net and banking fee s	(29)	(21)	(46)

	$49	$22	$1,685

18.	Commitments and contingencies

(a)	Commitments
As at December 31, 2021, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2022	$1,879
2023	190
2024	190
2025	—
2026	—
Thereafter	—

$ 2,259

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT
®
unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT
®
finished product inventory totaling US$225 annually (based on current pricing) until 2022 and €490 annually (based on current pricing) until 2022.

As at December 31, 2021, the Company had committed to acquiring US$573 of AGGRASTAT® finished product inventory, which has been received by the Company subsequent to year-end.
Subsequent to December 31, 2021 and effective January 1, 2022, the Company renewed its business and administration services agreement with GVI, as described in note 19(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year
term.
Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

18.	Commitments and contingencies (continued)

(a)	Commitments (continued)

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN
®
(valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN
®
. The US$400 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN
®
and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400 that was recorded in accounts payable and accrued liabilities. As a result a recovery of $491 was recorded within research and development expenses
on the statement of net loss and comprehensive loss for the year ended December 31, 2021.

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
As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT
®
sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT
®
sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a
one-time
option to switch the royalty payment from AGGRASTAT
®
to a royalty on the sale of
MC-1.
Management has determined there is no value to the option to switch the royalty to
MC-1
as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2021 totaled $464 (2020 – $441; 2019 – $1,023) with payments made during the year ended December 31, 2021 of $99 (2020 – $326; 2019 – $1,355).
Beginning with the acquisition of ZYPITAMAG
®
(note 8), completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG
®
to Zydus subsequent to the acquisition date. During the year ended December 31, 2021, the Company expensed $62 (2020—$15, 2019
—
$2) in royalties in regards to ZYPITAMAG
®
which is recorded within cost of goods sold on the statement of net loss and comprehensive loss and had $72 (2020—$10) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2021.

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

19.	Related party transactions

(a)	Key management personnel compensation
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
In addition to their salaries, the Company also provides
non-cash
benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2021	2020	2019
Salaries, fees and short-term benefits	$662	$771	$781
Share-based payments	50	230	208

	$712	$1,001	$989

As at December 31, 2021, the Company had nil owing to members of the Company’s Board of Directors (2020 – $14, 2019 – nil) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided.

(b)	Transactions with related parties
Directors and key management personnel control 26% of the voting shares of the Company as at December 31, 2021 (2020 – 25%).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

19.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

During the year ended December 31, 2021 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2020 – $85; 2019 – $85) for business administration services, $238 (2020 – $238; 2019 – $295) in rental costs and $34 (2020 – $37; 2019 – $47) for information technology support services. As described in note 18(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.
Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. (“GVI CDS”), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2021, the Company paid GVI CDS $315 (2020 – $202; 2019 – $406) for clinical research services.
Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2021, the Company paid CanAm $9 (2020 – $7; 2019 – $133) for research and development services.
These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
As at December 31, 2021, included in accounts payable and accrued liabilities is $48 (2020 – $56) payable to GVI, $61 (2020 – $99) payable to GVI CDS, and nil (2020 – $7
)
payable to CanAm. These amounts are unsecured, payable on demand and non-interest
bearing.

Effective

July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2020 or 2019. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest
bearing. On September 30, 2021, the consulting agreement with A.D. Friesen Enterprises Ltd. was mutually terminated, and superseded with a new consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp.
Effective
October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. There were not any amounts payable to ADF Family Holding Corp. as a result of this consulting agreement as at December 31, 2021. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest
bearing.

20.	Expenses by nature
Expenses incurred for the years ended December 31, 2021, 2020 and 2019 are as follows:

Year ended December 31	2021	2020	2019
Personnel expenses
Salaries, fees and short-term benefits	$4,513	$3,199	$6,394
Share-based payments	135	317	417

	4,648	3,515	6,811
Depreciation, amortization and impairment	3,132	2,772	2,017
Research and development	1,547	1,996	2,887
Manufacturing	249	943	752
Inventory material costs	5,790	3,355	3,851
Write-down of inventory	1,339	682	1,983
Medical affairs	58	161	718
Administration	1,395	398	821
Selling and logistics	5,114	2,975	6,997
Professional fees	565	2,920	1,578

	$23,837	$19,717	$28,415

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments

(a)	Financial assets and liabilities
Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2021 and 2020:

As at December 31	2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$3,694	$3,694	$2,716	$2,716
Restricted cash	3	3	1,394	1,394
Accounts receivable	4,659	4,659	5,253	5,253
Other assets	57	57	156	156
Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$6,668	$6,668	$6,979	$6,979
Current portion of royalty obligation	423	423	362	362
Current portion of acquisition payable	634	634	2,613	2,613
Holdback payable	—	—	1,523	1,523
Current portion of lease obligation	380	380	367	367
Royalty obligation	65	65	336	336
Acquisition payable	591	591	1,132	1,132
Lease obligation	789	789	1,080	1,080
Financial liabilities measured at FVTPL
Current portion of contingent consideration	293	293	1,925	1,925
Contingent consideration	40	40	51	51
The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, and acquisition payable are carried at amortized cost.
The investment in Sensible Medical is carried at FVOCI and has a carrying value as at December 31, 2021 and 2020 of one dollar.
IFRS 13,
Fair Value Measurement
, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

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

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2021 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Current portion of royalty obligation	$—	$—	$423
Current portion of acquisition payable	—	—	634
Current portion of contingent consideration	—	—	293
Royalty obligation	—	—	65
Acquisition payable	—	—	591
Contingent consideration	—	—	40
The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2020 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Current portion of royalty obligation	$—	$—	$362
Current portion of acquisition payable	—	—	637
Current portion of contingent consideration	—	—	1,925
Royalty obligation	—	—	335
Acquisition payable	—	—	1,132
Contingent consideration	—	—	51
Royalty obligation:
The royalty obligation requires determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT
®
sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2021 would change by approximately $49
(2020 - $
55). If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2021 would change by approximately $1 (2020
 -
$3
).
Acquisition payable:
The acquisition payable liability pertaining to the ZYPITAMAG
®
acquisition as described in note 8 requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of this acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2021 would change by approximately $3 (2020
 -
$15).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

Contingent consideration:
The contingent consideration pertaining to the Marley Drug acquisition as described in note 4 required determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate. If the discount rate used in calculating the fair value of this contingent consideration of 12% were to change by 1%, the acquisition payable recorded as at December 31, 2021 would change by approximately $3 (2020—$18).
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2021, 2020 and 2019 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management
The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk
(a)
Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, holdback payable, income taxes payable, royalty obligation, acquisition payable, contingent consideration and lease obligation. The Company has not entered into any foreign exchange hedging contracts.
The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2021	2020
Cash and cash equivalents	$2,854	$1,758
Restricted cash	2	1,095
Accounts receivable	3,657	4,032
Other assets	45	123
Accounts payable and accrued liabilities	(3,669)	(4,698)
Current portion of royalty obligation	(334)	(284)
Current portion of acquisition payable	(500)	(500)
Holdback payable	—	(1,473)
Current portion of contingent consideration	(231)	(1,512)
Income taxes payable	(114)	(129)
Current portion of lease obligation	(80)	(77)
Royalty obligation	(51)	(263)
Acquisition payable	(466)	(889)
Contingent consideration	(32)	(40)
Lease obligation	(291)	(354)

	$790	$(3,211)

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)

Based on the above net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company’s net loss of approximately $64 (2020 – $205).
The Company is also exposed to currency risk on the Euro and had an accounts payable balance of €983 at December 31, 2021. Based on that exposure, as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in an increase or decrease, respectively, of $71 on the Company’s net loss. As at December 31, 2020, the Company had a nominal balance of payables denominated in Euros and assuming that all other variables remained constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would not have had a material impact on the Company’s net loss.
(b)
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2021, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company’s net income of approximately $37 (2020
 -
$27).

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
quality financial institutions.
The Company is subject to a concentration of credit risk related to its accounts receivable as 95% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2021, none of the outstanding accounts receivable were outside of the normal payment terms. The Company recorded write off
of $305 for the year ended December 31, 2021 (2020 – nil; 2019 – nil
) primarily relating to pricing adjustments that had been deemed uncollectible, and were included within the account receivable balance.
As at December 31, 2021 and 2020, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Financial instruments (continued)

(c)	Capital management (continued)

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
The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2021.

22.	Determination of fair values
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

(a)	Share-based payment transactions
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
interest rate (based on government bonds). Service and
non-market
performance conditions attached to the transactions are not taken into account in determining fair value.

(b)	Royalty obligation
The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them.

(c)	Acquisition payable
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

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

22.	Determination of fair values (continued)

( d )	Contingent consideration
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

23.	Segmented information
The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020 as described in note 6. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.
Revenue generated from external customers for the years ended December 31, 2021, 2020 and 2019 was 100% from sales to customers in the United States.
During the year ended December 31, 2021, 100% of total revenue from the marketing and distribution of commercial products was generated from seventeen customers. Customer A accounted for 38%, Customer B accounted for 20%, Customer C accounted for 35% and the remaining fourteen customers accounted for approximately 7% of revenue.
During the year ended December 31, 2020, 100% of total revenue from the marketing and distribution of commercial products was generated from thirteen customers. Customer A accounted for 37%, Customer B accounted for 25%, Customer C accounted for 34% and the remaining ten customers accounted for approximately 4% of revenue.
During the year ended December 31, 2019, 100% of total revenue from the marketing and distribution of commercial products was generated from eight customers. Customer A accounted for 38%, Customer B accounted for 28%, Customer C accounted for 28% and the remaining ten customers accounted for less than 6% of revenue.
The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2021	2020
Canada	$706	$986
United States	9,879	10,131
Barbados	5,211	7,105

	$15,796	$18,222

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2021:

	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$14,317	$7,427	$21,744
Operating expenses	(16,177)	(7,660)	(23,837)
Other Income	1,803	25	1,828
Finance income (expense), net	(600)	75	(525)
Foreign exchange gain, net	31	—	31

Net loss before income taxes	$(626)	$(133)	$(759)

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

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

4.9	Employment Agreement with Dawson Reimer dated October 1, 2001 [4]

Number	Exhibit

4.10	Amendment to Employment Agreement dated April 5, 2005 between A.D. Friesen Enterprises Ltd. and the Company [5]

4.11	Amendment to Employment Agreement dated April 5, 2005 between Dawson Reimer and the Company [5]

4.12	Amendment to Employment Agreement dated April 5, 2005 between Derek Reimer and the Company [5]

4.13	Amendment dated July 8, 2005 to the Development Agreement between Medicure International, Inc. and CanAm Bioresearch Inc. [5]

4.14	Amendment to Employment Agreement dated October 1, 2005 between A.D. Friesen Enterprises Ltd. and the Company [6]

4.15	Amendment to Development Agreement dated June 1, 2000 between CanAm Bioresearch Inc. and Medicure International, Inc. dated July 4, 2006 [6]

4.16	Amended Stock Option Plan approved October 25, 2005 [6]

4.17	Amendment to Employment Agreement dated October 1, 2006 between A.D. Friesen Enterprises Ltd. and the Company [7]

4.18
Amended License Agreement between Medicure and the University of Manitoba dated November 24, 2006, originally dated August 30, 1999, wherein the University of Manitoba granted to Medicure an exclusive license with regard to certain intellectual property (the “U of M Licensing Agreement”) [7]

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [14]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [11]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [12]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

Number	Exhibit

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consents of Independent Registered Pubic Accounting Firms *

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
Notes
:

[1]	Herein incorporated by reference as previously included in the Company’s Form 20-F registration statement filed on January 30, 2001.
[2]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on December 31, 2002.
[3]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on October 20, 2003.
[4]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 15, 2004.
[5]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 24, 2005.
[6]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 16, 2006.
[7]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2007.
[8]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 29, 2008.
[9]	Herein incorporated by reference as previously included in the Company’s Registration Statement on Form S-8, filed on October 9, 2007 (SEC File No. 333-146574).
[10]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 11, 2014.
[11]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.
[12]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 31, 2016.
[13]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 27, 2017.

[14]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on May 1, 2018.
[15]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 29, 2019.
[16]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 15, 2020.
[17]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 20, 2021.
*	Filed herewith
**	Furnished herewith

SIGNATURE PAGE
Pursuant to the requirements of Section 12 of the
Securities Exchange Act of 1934,
the Company certifies that it meets all of the requirements for filing on Form
20-F
and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 27, 2022
ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D. Chairman, & CEO