Form 20-F
period 2022-12-31
MEDICURE INC
filed 2023-04-06
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2022
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
At December 31, 2022, the registrant had 10,251,313 common shares issued and outstanding
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2022, the rate for Canadian dollars was US $1.00 for CND $1.3544. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 6, 2023 and all information included in this document should only be considered correct as of such date.

GLOSSARY OF TERMS

The following words and phrases shall have the meanings set forth below:

“2014 Apicore Transaction” means the transaction occurring on July 3, 2014, whereby the Company acquired a minority interest in Apicore.

“2016 Apicore Transaction” means the transaction occurring on December 1, 2016, whereby the Company acquired a majority interest in Apicore.

“2017 Apicore Transaction” means the transaction occurring on July 12, 2017, whereby the Company acquired additional interests in Apicore.

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

A. Selected Financial Data

The selected financial data of the Company as at December 31, 2022 and 2021, and for the fiscal years ended December 31, 2022, 2021 and 2020, was extracted from the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 18 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. The selected financial data of the Company as at December 31, 2020 and 2019 and 2018 and for the year ended December 31, 2019 and 2018 was extracted from the audited financial statements of the Company not included in this Annual Report.

Under International Financial Reporting Standards (in Canadian dollars):

Statement of Financial Position Data	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
(as at period end)	$	$	$	$	$
Current Assets	14,847,000	12,554,000	15,676,000	31,364,000	89,587,000
Property and Equipment	1,187,000	1,611,000	1,640,000	1,282,000	316,000
Intangible Assets	10,624,000	11,212,000	13,596,000	9,599,000	1,705,000
Goodwill	3,177,000	2,974,000	2,986,000	—	—
Other Assets	63,000	57,000	156,000	39,000	12,153,000
Total Assets	29,898,000	28,408,000	34,054,000	42,284,000	103,761,000
Current Liabilities	8,390,000	8,512,000	12,310,000	11,662,000	16,931,000
Non-current Liabilities	503,000	1,485,000	2,598,000	3,680,000	3,236,000
Total Liabilities	8,893,000	9,997,000	14,908,000	15,342,000	20,167,868
Net Assets / (Deficiency)	21,005,000	18,411,000	19,146,000	26,942,000	83,594,000
Capital Stock, Warrants and Contributed Surplus	91,393,000	91,346,000	91,211,000	95,341,000	132,464,000
Accumulated Other Comprehensive Income	(5,458,000)	(6,640,000)	(6,497,000)	(5,751,000)	1,268,000
Deficit	(64,930,000)	(66,295,000)	(65,568,000)	(62,648,000)	(50,138,000)

Statement of Net (Loss) Income (for the fiscal year ended on)
Product Sales	23,065,000	21,744,000	11,610,000	20,173,000	29,109,000
Net (Loss) Income for the Period from continuing operations	1,365,000	(727,000)	(6,845,000)	(19,786,000)	3,926,000
Net income for the Period from discontinued operations	—	—	—	—	—
Comprehensive (Loss) Income for the Period	1,182,000	(870,000)	(7,591,000)	(26,805,000)	4,521,000
(Loss) Income Per Share from continuing operations
Basic	0.13	(0.07)	(0.64)	(1.32)	0.25
Diluted	0.13	(0.07)	(0.64)	(1.32)	0.24
Income Per Share from discontinued operations
Basic	—	—	—	—	—
Diluted	—	—	—	—	—
(Loss) Income Per Share
Basic	0.13	(0.07)	(0.64)	(1.32)	0.25
Diluted	0.13	(0.07)	(0.64)	(1.32)	0.24
Weighted-Average Number of Common Shares Outstanding – Continuing Operations
Basic	10,251,313	10,251,313	10,686,041	14,998,540	15,791,396
Diluted	10,436,313	10,251,313	10,686,041	14,998,540	16,563,663
Weighted-Average Number of Common Shares Outstanding – Discontinued Operations
Basic	10,251,313	10,251,313	10,686,041	14,998,540	15,791,396
Diluted	10,436,313	10,251,313	10,686,041	14,998,540	16,563,663
Weighted-Average Number of Common Shares Outstanding
Basic	10,251,313	10,251,313	10,686,041	14,998,540	15,791,396
Diluted	10,436,313	10,251,313	10,686,041	14,998,540	16,563,663

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

Exchange Rates

Unless otherwise indicated, all reference to dollar amounts are to Canadian dollars. On April 05, 2023, the rate of exchange of the Canadian dollar, based on the daily exchange rate in Canada as published by the Bank of Canada, was US$1.00 = Canadian $1.3457. The exchange rates published by the Bank of Canada and made available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. Dollars, for the periods indicated:

	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Period End	1.3544	1.2678	1.2732	1.2988	1.3642
Average for the Period*	1.2984	1.2535	1.3415	1.3269	1.2957
High for the Period	1.3856	1.2942	1.4496	1.3600	1.3642
Low for the Period	1.2451	1.2040	1.2718	1.2988	1.2288

*	The average rate for each period is the average of the daily closing rates on the last day of each month during the period.

Month		High	Low
February	2023	1.3622	1.3312
January	2023	1.3658	1.3314
December	2022	1.3687	1.3433
November	2022	1.3749	1.3288
October	2022	1.3856	1.3547
September	2022	1.3726	1.2980
August	2022	1.3111	1.2753
July	2022	1.3138	1.2824
June	2022	1.3035	1.2540
May	2022	1.3039	1.2648
April	2022	1.2895	1.2451
March	2022	1.2867	1.2470
February	2022	1.2832	1.2677
January	2022	1.2772	1.2474

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

As at December 31, 2022, the Company had AGGRASTAT®, and ZYPITAMAG® available for sale commercially and acquired the Marley Drug pharmaceutical business on December 17, 2020, however AGGRASTAT® still accounted for approximately 48% of the Company’s revenue. Accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

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

The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG® contributed revenue of $3.5 million to the Company for the year ended December 31, 2022, an increase from the $3.2 million of revenue to the Company during the year ended December 31, 2021. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®. Part of the growth strategy for ZYPITAMAG® included the acquisition of the Marley Drug business, completed in late 2020, which provides the Company with access to patients through the Marley Drug mail order business.

ZYPITAMAG® competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG® has been slow resulting in low sales of ZYPITAMAG® recorded for the years ended December 31, 2022 and 2021. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in 2023 and beyond as there is no assurance that a viable market for ZYPITAMAG® will develop. The failure of the Company to grow sales of ZYPITAMAG®, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The markets in which Marley Drug operates are very competitive and further increases in competition could adversely affect us.

The Company, through its recently acquired Marley Drug pharmacy business, faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies. Competition from on-line retailers has significantly increased during the past few years. Some of our competitors have or may merge with or acquire pharmaceutical services companies, pharmacy benefit managers (“PBMs”), health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition. The Company may not be able to effectively compete against them because these existing or potential competitors may have financial and other resources that are superior. The ability of the Company, through the Marley Drug business, to achieve profitability depends on the ability to continue to grow and retain loyal, repeat customers. There is no assurance that we will be able to continue to effectively compete in the markets or increase sales volume in response to further increased competition.

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

Medicure’s SNP become available in the United States during 2020, due to increased competition, the Company did not recognize any revenue from SNP for the year-ended December 31, 2022. Revenue for the year-ended December 31, 2021 totalled $59,000.

SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in growing its sales of SNP in 2023 and beyond. The failure of the Company to successfully grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

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

While the Company’s approved product portfolio includes AGGRASTAT®, ZYPITAMAG®, and SNP, as well as the Marley Drug business, the Company still has products that are currently in the research and development stage. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

For the year ended December 31, 2022, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAG®, and the Marley Drug business. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from. Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

Due to a material amount of the use of AGGRASTAT® is outside of the FDA approved indications contained within AGGRASTAT®’s prescribing information, the Company may be at a greater risk than would be the case if the product was almost exclusively used within the approved prescribing information.

AGGRASTAT® must compete with a variety of existing drugs, including generic versions of those existing drugs, and may in the future have to compete with new drugs, including generic versions of AGGRASTAT®, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the market for anticoagulant and antiplatelet therapies is large and competition is intense. There are a number of anticoagulant and antiplatelet drugs recently approved, currently on the market, awaiting regulatory approval or in development. AGGRASTAT® must compete with these drugs and may in the future have to compete with new drugs, to the extent that AGGRASTAT® and such drugs are approved for the same or similar indications.

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, Integrilin® (eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies. It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal® (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax® (bivalirudin) (sold by The Medicines Company, Inc.), and generic versions of bivalirudin also compete with AGGRASTAT®. These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company. In addition, the Company anticipates a generic version of AGGRASTAT® to be commercially available during 2023, which will increase the competitiveness of the market in which AGGRASTAT® is currently sold.

There remain many hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals where oral antiplatelet agents are deemed suitable.

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

AGGRASTAT® is a branded pharmaceutical product for which there is currently limited generic alternatives available in the Company’s market. AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. New generic products will continued to be introduced that compete with AGGRASTAT® and their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2022, there are generic versions of a competing product, eptifibatide, that are commercially available and are now competing directly against AGGRASTAT®.

Moreover, due to the previously seen growth in sales of AGGRASTAT®, generic companies have attempted to enter the U.S. market before the last AGGRASTAT® patent expires. When this occurs, the Company will defend its patent position and market exclusivity for AGGRASTAT® against larger, better funded and more experienced generic companies. The entry of a generic version of AGGRASTAT® into the market could have a major negative effect on both the volume and profitability of the Company’s AGGRASTAT® sales.

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

As at December 31, 2022, the Nexus’ generic products have not been commercially available, however, the Company expects to see competition from Nexus and additional suppliers during 2023.

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

If either the supply of raw material or the final product manufacturing agreement for AGGRASTAT® is terminated or interrupted due to the inability of the manufacturer to satisfactorily produce the product for sale, or if, in the event of termination, the Company and its subsidiaries are unable to find a replacement raw material supplier or manufacturer, or obtain regulatory approval for commercial use of product made by a new raw material supplier or a new finished product manufacturer, the Company’s business, financial position and operating results could be materially adversely affected. It is also important to note that the establishment of new manufacturing sources of pharmaceutical raw materials or finished products takes a prolonged period of time.

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

During the year ended December 31, 2022, the Company placed the marketing of SNP on hold due to increased competition within the market and low margins for the product.

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

If purchasers or users of the Company’s products and related treatments are not able to obtain appropriate reimbursement for the cost of using such products and related treatments, they may forgo or reduce such use. Even if the Company’s products and related treatments are approved for reimbursement by Medicare and private insurers, as is the case with AGGRASTAT® and ZYPITAMAG®, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on the Company’s business, financial condition, and results of operations.

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

The Company owns or jointly owns numerous patents from the United States Patent Office and other jurisdictions. Any future patent applications made by the Company may not be accepted by the United States Patent and Trademark Office or any other jurisdiction in which applications may be filed. Also, processes or products that may be developed by the Company in the future may not be patentable. Errors or ill-advised decisions by Company staff and/or contracted patent agents may also affect the Company’s ability to obtain or maintain valid patent protection.

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

As at December 31, 2022, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

As of December 31, 2022, the Company had 10,251,313 common shares issued and outstanding. A further 638,400 common shares are issuable upon exercise of outstanding stock options (of which 602,400 were exercisable at December 31, 2022), all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

The Company did not purchase and cancel any of its own securities during the year ended December 31, 2022.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2022 to December 31, 2022, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$0.80 and CDN$1.44 respectively, with a total trading volume of 943,300 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2022 to December 31, 2022 has fluctuated, with a high of 168,900 shares and a low of no shares traded, averaging approximately 3,758 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2022. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2022 or December 31, 2021, and does not expect that it will be a PFIC for the taxable year ending December 31, 2023. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

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

During calendar years 2014, 2015 and 2016, as a part of its effort to expand sales of AGGRASTAT®, the Company began to significantly increase the number of employees and otherwise increase expenses related to sales and marketing of AGGRASTAT® and related to General and Administrative costs of the Company.

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

In December 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired, from Zydus Cadila (“Zydus”), an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG® (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved earlier in 2017 by the FDA for sale and marketing in the United States. The Company launched the product using its existing commercial infrastructure during May 2018.

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

On February 9, 2022, the Company announced that it has launched its national direct-to-consumer E-Commerce pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug® pharmacy.

For more than 30 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications. Marley Drug’s new E-Commerce website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use, health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the E-commerce platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure’s primary care drug, ZYPITAMAG® and future branded products.

In addition to the typical 30- and 90-day fill of medications, the platform offers customers the ability to acquire extended supply fills of 6 and 12 months. For chronic care medications, 6 and 12 month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug provides over 200 chronic care medications at USD$37.00 for 6 months and USD$70.00 for 12 months with free delivery anywhere in the United States and some territories. During the launch period, certain medications were be available at just USD$2.00 per month with free shipping for new customers.

On February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSparkTM, the next generation in pharmacy discount programs.

Described as a much-needed disruptor in the health and pharmacy space, technology company RxSpark addresses an urgent need with its proprietary prescription drug savings program through www.rxspark.com. Poor-coverage or lack of health insurance, exacerbated by the economic impact of the COVID-19 pandemic, has placed prescription medication beyond the reach of many Americans. Additionally, the COVID-19 pandemic has accelerated changes to the healthcare system unlike any other recent event, with increased consumer demand for online services such as telehealth, remote patient monitoring and home delivery of medications. For its customers, the RxSparkTM platform offers a powerful search function and an improved drug results capacity which makes it easier to find the best discounted prices for medications in nearby pharmacies throughout the U.S.

The integration of Marley Drug as the sole mail-order pharmacy for the RxSpark platform now allows consumers using the platform to receive medication directly to their door. The Marley Drug home delivery service will be available to all consumers regardless of where they may live in the U.S., as Marley Drug is licensed to provide medication in all 50 states and most territories.

In 2023, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of AGGRASTAT® and ZYPITAMAG®, as well as the Marley Drug business, including the growth of its e-commerce platform, and the development of additional cardiovascular products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAG®, to grow the Marley Drug business by increasing sales through its e-commerce platform and the development and/or acquisition of new products and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAG®, grow the Marley Drug business and develop and/or acquire new products, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

B. Business Overview

Plan of Operation

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and increasing its e-commerce and mail order pharmaceutical business in all 50 U.S. states through Marley Drug. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®. The Company received approval in August of 2018 from the FDA for its first abbreviated new drug application (“ANDA”) for SNP with commercial availability starting during the third quarter of 2019 in the United States with initial sales during 2020. During the year ended December 31, 2022, the Company has temporarily placed a hold on the marketing of SNP as there has been increased sales competition within the market for the product.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6.3 million, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and ZYPITAMAG®.

On January 27, 2021, the Company filed an IND application with the FDA pertaining to its legacy product, MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

On February 9, 2022, the Company announced that it has launched its national direct-to-consumer E-Commerce pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug® pharmacy. The new e-commerce platform allows home delivery of FDA approved medications and allows products to be delivered to Americans in all 50 states within the United States.

On February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSparkTM, a pharmacy discount program provider. The integration of Marley Drug with RxSparkTM will allow Marley Drug to fulfill all online orders made through the RxSparkTM platform.

The ongoing focus of the Company includes the sale of AGGRASTAT® and ZYPITAMAG®, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional pharmaceutical products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. In 2022, the Company launched the Marley Drug e-commerce site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business, while also looking to partner with other companies within the healthcare industry to provide pharmacy fulfillment services.

Recent Developments

CHANGE IN BOARD OF DIRECTORS

On June 20, 2022 the Company announced the resignation of Manon Harvey as a Director of the Company, in addition to the appointment of James Kinley as a Director of the Company, effective June 16, 2022. James Kinley has a significant amount of experience working in the life sciences industry, and was the previous Chief Financial Officer of Medicure Inc.

Subsequent to December 31, 2022, on February 1, 2023, the Company announced that Gerald McDole, a Director of the Company, had resigned from his position, effective January 31, 2023.

RESIGNATION OF CHIEF FINANCIAL OFFICER AND SUCCESSION PLAN

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

On May 31, 2022, the Company announced the appointment of Haaris Uddin as Chief Financial Officer of Medicure Inc. Mr. Uddin has experience working within the life sciences industry, in addition to experience working as an external auditor.

Commercial:

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

Net AGGRASTAT® product sales for year ended December 31, 2022 were $11.7 million compared to $11.6 million during the year ended December 31, 2021.

Hospital demand for AGGRASTAT® has been stable during 2022 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from the genericizing of the Integrilin market which continues to create pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company. The Company expects the first generics of tirofiban hydrochloride to be launched in 2023.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2022 when compared to the year ended December 31, 2021. This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base and contributed $7.8 million of revenue to the Company for the year ended December 31, 2022 compared to $6.9 million in the previous year. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition. During 2022, the Company launched its e-commerce platform which allowed customers to order their FDA approved medications through the platform.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. During 2020. Medicure’s SNP become available in the United States, due to increased competition, the Company pulled back on its marketing efforts and did not recognize any revenue from SNP for the year-ended December 31, 2022. Revenue for the year-ended December 31, 2021 totalled $59,000. The Company is evaluating the commercial viability of this product.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAG®, in addition, the Company plans on expanding its customer base for its e-commerce platform to grow the Marley Drug business, as well as licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

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

An aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

The Company also provided funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketing on hold
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development on hold
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P – IND filed

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

As at December 31, 2022, the Company had issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

The initial launch of generic versions of eptifibatide (Integrilin) occurred in December 2015 and has impacted the utilization of AGGRASTAT®.

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

SNP was launched into a genericized market with several competitors already selling generic versions of the product and as such there is no assurance that the Company will be successful in growing sales for the product. The failure of the Company to successfully launch and grow sales of SNP, or to establish a viable market for the Company’s version of the product, could have a material adverse effect on the Company’s long-term profitability.

The Company, through its recently acquired Marley Drug pharmacy business, operates a physical pharmacy location in Winston Salem, North Carolina with a significant mail order business throughout the United States. Through Marley Drug, the Company faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies, such as Get Roman, as well as competition from on-line retailers such as Amazon. Competition from these on-line retailers has significantly increased during the past few years. Some competitors have or may merge with or acquire pharmaceutical services companies, pharmacy benefit managers (“PBMs”), health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition.

Competitors’ Products in Development

At present the Company is not aware of any other intravenous glycoprotein IIb/IIIa inhibitors in mid to late stage clinical development. However, the choice and use of AGGRASTAT® may be affected by the continued advancement of new antithrombotic and antiplatelet agents, including the oral antiplatelet agents, ticagrelor (Brilinta®) and prasugrel (Effient®). In addition, the Company anticipates the launch of generic version of AGGRASTAT® and/or of other competitive drugs may also be expected to impact utilization of the Company’s drug. Many companies, including large pharmaceutical and biotechnology companies, are conducting development of products that are intended to address the same or a similar medical need. Many of these companies have much larger financial and other resources than the Company does, including those related to research and development, manufacturing, and sales and marketing. The Company also faces competition in recruiting scientific personnel from colleges, universities, agencies, and research organizations who seek patent protection and licensing agreements for the technologies they develop.

There are other approved antihyperlipidemic drugs, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG® will compete with these drugs to the extent ZYPITAMAG® and any of these drugs are approved for the same or similar indications.

SNP is being sold into a genericized market with several competitors already selling generic versions of the product. As a result, the Company does not anticipate the market for this product to become significantly more competitive with the development of additional competitor products.

Competitive Strategy and Position

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to maintain and expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

The Company provided funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2022. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. ZYPITAMAG® contributed revenue of $3.6 million to the Company for the year ended December 31, 2022 compared to $3.2 million during the year ended December 31, 2021.

Operation of the Marley Drug pharmacy business and growth of e-commerce platform

The Company continues to operate Marley Drug as a separate segment of its business. During the year ended December 31, 2022, Marley Drug launched its e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Marley Drug has also helped facilitate an increase in ZYPITAMAG® revenue.

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

Apigen Investments Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of the Republic of Mauritius on June 27, 2014. Apigen Investments Limited’s registered office is 4th floor, Tower A, 1 CyberCity, Ebene, Mauritius. Apigen Investments Limited was wound up in September 2022.

Medicure Pharma Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Ireland on October 17, 2017. Medicure Pharma Europe Limited’s registered office is Block 3, Harcourt Centre, Harcourt Road, Dublin 2.

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2022, the Company had use of approximately 10,500 square feet.

Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2022 and December 31, 2021 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2022:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value therein recognized in the consolidated statement of net income (loss) and comprehensive income (loss). There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of consolidated statement of net loss and comprehensive loss. The investment in Sensible Medical was designated within this category.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

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

Accruals for returns, chargebacks, rebates and discounts

As of December 31, 2022, excluding Marley Drug, the Company has two commercially available products that generated revenue for the year ended December 31, 2022, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

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

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income (loss) and comprehensive income (loss).

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2022, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income (loss) and comprehensive income (loss). If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

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

Right-of-use asset

The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently amortized from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease; therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay,” which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

New standard not yet adopted

Amendments to International Accounting Standard (“IAS”) 1 – Presentation of Financial Statements:

In January 2020, the IASB issued an amendment to IAS 1 that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

Amendments to IAS 1 and IFRS Practice Statement (“PS”) 2 – Making Materiality Judgments:

In February 2021, the IASB issued amendments to IAS 1 and IFRS PS 2, which provide guidance and examples to help entities apply materiality judgment to accounting policy disclosures. Specifically, the amendments aim to replace the requirement for entities to disclosure their “significant” accounting policies and add guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company will assess the impact, if any, of adoption of the amendment.

A. Operating Results

General

Through 2022, the Company was focused on maintaining and growing the sales AGGRASTAT® and ZYPITAMAG® in addition to growing the sales through its e-commerce and mail order pharmacy business in all 50 U.S. states, through its subsidiary, Marley Drug.

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

Twelve Months Ended December 31, 2022 Compared to the Twelve Months Ended December 31, 2021

Net AGGRASTAT® product sales for year ended December 31, 2022 were $11.7 million compared to $11.6 million during the year ended December 31, 2021.

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

Hospital demand for AGGRASTAT® has been stable during 2022 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2022 when compared to the year ended December 31, 2021. This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

Net ZYPITAMAG® product sales for year ended December 31, 2022 were $3.6 million compared to $3.2 million for the year ended December 31, 2021.

The Company sells ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The growth in revenues in 2022 is a direct result of the Company obtaining additional contracts to sell ZYPITAMAG® through pharmacy benefit managers, in addition to growing sales through Marley Drug. The Company expects ZYPITAMAG® revenues to grow throughout 2023 and beyond.

The Company did not sell have any SNP product sales during the year ended December 31, 2022, compared to $59,000 for the year ended December 31, 2021. The increased competition within the market resulted in the Company placing a marketing hold on the product during the current year.

The Company recorded revenue of $7.8 million for the year ended December 31, 2022 compared to revenue of $6.9 million during the year ended December 31, 2021 pertaining to the Marley Drug in store and mail order pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2022 is the result of the Company launching its e-commerce platform during the year, in addition to favorable foreign exchange rates during the current year.

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®. Additionally, Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business, including its e-commerce platform.

AGGRASTAT® cost of goods sold for the year ended December 31, 2022 were $3.4 million compared to $4.2 million for the year ended December 31, 2021. AGGRASTAT® cost of goods sold for the year ended December 31, 2021 consisted of only product sold to end customers, while the cost of goods sold for the year ended December 31, 2021 included $3.0 million relating to product sold to customers and $1.2 million relating to a write-down of expired inventory. The decrease in cost of goods sold is the result of the write-down of expired inventory during the year ended December 31, 2021. Excluding this write-down, cost of goods sold remained relatively consistent between the two years.

ZYPITAMAG® cost of goods sold for year ended December 31, 2022 totaled $1.2 million and includes $441,000 relating to product sold to the Company’s customers, $589,000 from amortization of the ZYPITAMAG® intangible assets, $38,000 relating to a write-down of expired inventory and $151,000 relating to royalties on the sale of ZYPITAMAG®. This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2021 of $2.4 million which was the result of $311,000 relating to product sold to the Company’s customers, $1.8 million from amortization of the ZYPITAMAG® intangible assets, $165,000 relating to a write-down of expired inventory and $62,000 relating to royalties on the sale of ZYPITAMAG®. The decrease in cost of goods sold between 2022 and 2021 is the result of lower amortization of the Company’s intangible assets relating to ZYPITAMAG® and lower write-downs of expired inventory, partially offset by a higher volume of product sold during 2022, which also led to higher royalties during the year ended December 31, 2022. The decrease in amortization is as a result of a prospective chance in the useful life of the ZYPITAMAG® intangible assets. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® to extend the amortization period of the asset by 7 years, with the remaining amortization period being 8.1 years as at December 31, 2022.

The Company did not record any cost of goods sold related to SNP as the Company has placed a marketing hold on SNP due to increased competition within the market. Cost of goods sold during the year ended December 31, 2021 totaled $59,000 for SNP.

Cost of goods sold related to the Marley Drug business totaled $2.4 million for the year ended December 31, 2022, compared to $2.4 million for the year ended December 31, 2021. The slight decrease in cost of goods sold during the current year is the result of favorable shipping rates for mail order and e-commerce sales, offset by a higher volume of product sold during the current year.

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG® and Marley Drug.

Selling expenses for the year ended December 31, 2022 were $7.9 million compared to $10.3 million for the year ended December 31, 2021.

The decrease in selling expenses during the current year is the result of the Company decreasing travel expenditures and restructuring its sales team within the United States, leading to better staff utilization of its salesforce and additional cost savings.

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2022 were $4.2 million compared to $2.7 million for the year ended December 31, 2021.

The increase in general and administration expenses during the year ended December 31, 2022 when compared to the year ended December 31, 2021 is related to the Company increasing its employee headcount to improve the control processes within various departments, in addition to non-capitalized expenditures incurred during the current year related to improvements made to the Marley Drug e-commerce platform.

During the year ended December 31, 2022, the Company did not record any government assistance resulting from the Canada Emergency Wage Subsidy (2021 – $402,000, 2020 - $860,000). The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021.

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

Net research and development expenditures for the year ended December 31, 2022 totaled $2.8 million compared to $1.8 million for the year ended December 31, 2021. Research and development expenditures include costs associated with the Company’s on-going clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The increase in expenses during the year ended December 31, 2022 when compared to the year ended December 31, 2021 is primarily the result of the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the year ended December 31, 2022 primarily pertain to the MC-1 development project.

During the year ended December 31, 2022, the Company recorded a gain of $346,000 on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition. During the year ended December 31, 2021, the Company recorded a gain of $1.8 million as a result of the revaluation of the contingent consideration pertaining to the Marley Drug acquisition. For more information regarding the assessment of the contingent consideration, see note 4 of Item 17 – Financial Statements.

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

The Company has considered indicators of impairment as at December 31, 2022 and 2021 and the Company did not record any write-down of intangible assets during the years ended December 31, 2022 and 2021.

The Company had determined there were no indicators of impairment as at December 31, 2022. Finance expense for the year ended December 31, 2022 totaled $206,000 and primarily relates to remeasurement of the of the Company’s AGGRASTAT® royalty obligation of $169,000 and accretion on the ZYPITAMAG® acquisition payable of $44,000. For the year ended December 31, 2021, the Company recorded finance expense of $525,000 primarily due to remeasurement of the Company’s AGGRASTAT® royalty obligation of $262,000 and accretion on the ZYPITAMAG® acquisition payable of $273,000.

The Company recorded a foreign exchange gain of $52,000 for the year ended December 31, 2022 compared to a foreign exchange gain of $31,000 for the year ended December 31, 2021. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company as at the end of both periods.

For the year ended December 31, 2022, the Company recorded a net profit of $1.4 million or $0.13 per share ($0.13 per share diluted) compared to a net loss of $727,000 or $0.07 per share ($0.07 per share diluted) for the year ended December 31, 2021.

As discussed above, the main factors contributing to net profit during the year ended December 31, 2022 compared to a net loss during the year ended December 31, 2021 were the increased revenues through Marley Drug, a decrease in cost of goods sold as a result of improved inventory management, partially offset by increased research and development expenses primarily due to timing of research and development projects the Company is undertaking.

For the year ended December 31, 2022, the Company recorded a total comprehensive income of $2.5 million compared to total comprehensive loss of $870,000 for the year ended December 31, 2021. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic and diluted earnings per share for the year ended December 31, 2022 were 10,251,313 and 10,436,313, respectively. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2021 was 10,251,313.

As at December 31, 2022, the Company had 10,251,313 common shares outstanding and 638,400 stock options, of which 602,400 were exercisable, to purchase common shares outstanding.

As at April 6, 2023, the Company had 10,296,313 common shares outstanding and 1,743,400 stock options, of which 502,400 were exercisable, to purchase common shares outstanding.

As at December 31, 2021, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 706,750 were exercisable, to purchase common shares outstanding.

Twelve Months Ended December 31, 2021 Compared to the Twelve Months Ended December 31, 2020

Net AGGRASTAT® product sales for year ended December 31, 2021 were $11.6 million compared to $10.6 million during the year ended December 31, 2020.

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

Hospital demand for AGGRASTAT® has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of March 31, 2022. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020. This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

Net ZYPITAMAG® product sales for year ended December 31, 2021 were $3.2 million compared to $453,000 for the year ended December 31, 2020.

The Company sells ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The growth in revenues in 2021 is a direct result of the acquisition of Marley Drug near the end of 2020 as the Company immediately began selling the product through the Marley Drug pharmacy business. The Company expects ZYPITAMAG® revenues to grow throughout 2022 and beyond.

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

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.

AGGRASTAT® cost of goods sold for the year ended December 31, 2021 were $4.2 million compared to $3.0 million for the year ended December 31, 2020. AGGRASTAT® cost of goods sold for the year ended December 31, 2021 included $3.0 million relating to product sold to customers and $1.2 million relating to a write-down of expired inventory, while the cost of goods sold for the year ended December 31, 2020 consisted of only the cost of product sold to customers. The increase in cost of goods sold is the result of the write-down of expired inventory during the year ended December 31, 2021. Excluding this write-down, cost of goods sold remained consistent between the two years.

ZYPITAMAG® cost of goods sold for year ended December 31, 2021 totaled $2.4 million and includes $311,000 relating to product sold to the Company’s customers, $1.8 million from amortization of the ZYPITAMAG® intangible assets, $165,000 relating to a write-down of expired inventory and $62,000 relating to royalties on the sale of ZYPITAMAG®. This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2020 of $2.8 million which was the result of $89,000 relating to product sold to the Company’s wholesale customers, $2.4 million relating to amortization of the ZYPITAMAG® license, $274,000 relating to a write-down of expired inventory and $15,000 relating to royalties on the sale of ZYPITAMAG®. The decrease in cost of goods sold between 2021 and 2020 is the result of lower amortization of the Company’s intangible assets relating to ZYPITAMAG® and lower write-downs of expired inventory, partially offset by a significantly higher volume of product sold during 2021. The decrease in amortization is as a result of a prospective chance in the useful life of the ZYPITAMAG® intangible assets. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® to extend the amortization period of the asset by 7 years, with the remaining amortization period being 9.1 years as at December 31, 2021.

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

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG® and SNP. For the year ended December 31, 2021 and beginning on December 17, 2020 for the year ended December 31, 2020, costs pertaining to the Marley Drug business are included within selling expenses.

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

Net research and development expenditures for the year ended December 31, 2021 totaled $1.8 million compared to $3.3 million for the year ended December 31, 2020. Research and development expenditures include costs associated with the Company’s on-going clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease experienced during the year ended December 31, 2021 when compared to the year ended December 31, 2020 is primarily the result of the timing of research and development expenditures relating to each development project and a declining research and development budget. The Company’s research and development activities for the year ended December 31, 2021 primarily pertain to the MC-1 development project.

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

The finance expense for the year ended December 31, 2021 for the year ended December 31, 2021 totaled $525,000 and primarily relates to remeasurement of the of the Company’s AGGRASTAT® royalty obligation of $262,000 and accretion on the ZYPITAMAG® acquisition payable of $273,000. For the year ended December 31, 2020, the Company recorded finance income of $765,000 as a result of a recovery on the remeasurement of the of the Company’s AGGRASTAT® royalty obligation of $953,000, partially offset by accretion on the ZYPITAMAG® acquisition payable.

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

Cash from operating activities for the year ended December 31, 2022 was $1.8 million compared to cash from operating activities of $4.0 million for the year ended December 31, 2021. The decrease in cash from operating activities is primarily due to royalty payments made during the current year, in addition to a higher accounts receivable balance at year end, offset by a net profit during the current year compared to a net loss in the prior year.

Cash used in investing activities for the year ended December 31, 2022 was $310,000 compared to $2.7 million for the year ended December 31, 2021. The cash used in investing activities for the year ended December 31, 2022 primarily capitalized investments into the Marley Drug e-commerce platform. The cash used in investing activities for the year ended December 31, 2021 related to payments of the holdback payable from the Marley Drug transaction totaling $1,876, acquisitions of property and equipment totaling $378 and $441 relating to the acquisition of intangible assets consisting of investing in the Marley Drug e-commerce platform.

Cash used in financing activities for the year ended December 31, 2022 totaled $355,000 compared to $316,000 for the year ended December 31, 2021. The cash used in financing activities for the year ended December 31, 2022 and December 31, 2021 related to repayments of the Company’s lease liabilities.

As at December 31, 2022, the Company had unrestricted cash totaling $4.9 million compared to $3.7 million as of December 31, 2021. As at December 31, 2022, the Company had working capital of $6.5 million compared to $4.0 million as at December 31, 2021.

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

An aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

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

Cardiovascular Generic and Reformulation Products

The Company is focused on the development of two additional cardiovascular generic drugs; however, these have been delayed due to regulatory setbacks.

The Company had been devoting significant resources to its research and development programs, including, but not limited to the development of TARDOXALTM, P5P or MC-1 for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketing on hold
Generic ANDA 2	Acute Cardiology	ANDA filed/Regulatory delay
Generic ANDA 3	Acute Cardiology	Formulation development on hold
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P – IND filed, Phase 3 launching

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

As at December 31, 2022, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

D. Trend Information

Net AGGRASTAT® product sales for the year ended December 31, 2022 were $11.7 million compared to $11.6 million during the year ended December 31, 2021.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has been stable during 2022 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong. The Company’s commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face genericizing of the Integrilin market which has continued to create pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company. The Company expects the first generics of tirofiban hydrochloride to be launched in 2023.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2022 when compared to the year ended December 31, 2021, This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

Net ZYPITAMAG® product sales for year ended December 31, 2022 were $3.6 million compared to $3.2 million for the year ended December 31, 2021.

The Company sells ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The growth in revenues in 2022 is a direct result of the Company obtaining additional contracts to sell ZYPITAMAG® through pharmacy benefit managers, in addition to growing sales through Marley Drug. The Company expects ZYPITAMAG® revenues to grow throughout 2023 and beyond.

The Company did not sell have any SNP product sales during the year ended December 31, 2022, compared to $59,000 for the year ended December 31, 2021. The increased competition within the market has resulted in the Company placing a marketing hold on the product. The Company is evaluating the commercial viability of this product.

The Company recorded revenue of $7.8 million for the year ended December 31, 2022 compared to revenue of $6.9 million during the year ended December 31, 2021 pertaining to the Marley Drug in store and mail order pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2022 is the result of the Company launching its e-commerce platform during the year, in addition to favorable foreign exchange rates during the current year.

E. Off-balance Sheet Arrangements

As of December 31, 2022, the Company does not have any off-balance sheet arrangements, other than those disclosed below.

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2022:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2023	2024	2025	2026	Thereafter
Accounts Payable and Accrued Liabilities	$7,128	$7,128	$—	$—	$—	$—
Income Taxes Payable	60	60	—	—	—	—
Lease Obligation	849	346	269	99	92	43
Acquisition Payable	677	677	—	—	—	—
Purchase Agreement Commitments	3,516	3,313	203	—	—	—

Total	$12,230	$11,524	$472	$99	$92	$43

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above:

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually, based on current pricing. As at December 31, 2022, the Company had committed to acquiring €1,781 of AGGRASTAT® finished product inventory, which is scheduled to be received by the Company subsequent to year-end.

On December 28, 2022, the Company entered into a technology services agreement with its manufacturer of AGGRASTAT® as part of the Company’s decision to transfer the manufacturing of all strengths of AGGRASTAT® to one supplier. The total value of the commitment is €872, and is only due if certain milestones within the agreement are met. As at December 31, 2022, included within accounts payable and accrued liabilities on the consolidated statement of financial position is $314 in relation to the technology services agreement (2021 – nil).

Subsequent to December 31, 2022 and effective January 1, 2023, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials, and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval, and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN® and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400 that was recorded in accounts payable and accrued liabilities. As a result, a recovery of $491 was recorded within research and development expenses on the consolidated statement of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021.

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

As a part of the Birmingham debt settlement described in note 10 of the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2022 totaled $506 (2021 – $464; 2020 – $441) with payments made during the year ended December 31, 2022 of $1,056 (2021 – $99; 2020 – $326).

Beginning with the acquisition of ZYPITAMAG®, completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG® to Zydus subsequent to the acquisition date. During the year ended December 31, 2022, the Company expensed $151 (2021 - $62, 2020 – $15) in royalties in regard to ZYPITAMAG® which is recorded within cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss) and had $237 (2021 - $72) recorded within accounts payable and accrued liabilities on the consolidated statements of financial position as at December 31, 2022.

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

Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada—Director, Chairman and Chief Executive Officer

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

Dr. Arnold Naimark, Winnipeg, Manitoba, Canada—Director

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

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of one Canadian healthcare company. Mr. McDole is Past President of AstraZeneca Canada Inc. He was named President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame, and has been recognized by Canadian Healthcare Manager Magazine with the Who’s Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole’s outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Subsequent to December 31, 2022, on February 1, 2023, Gerald McDole resigned as a director of the Company.

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

James Kinley, Winnipeg, Manitoba, Canada – Director

James Kinley is a Chartered Professional Accountant (“CPA, CA”) and is currently the Chief Financial Officer of a publicly traded, clinical stage drug development company, Algernon Pharmaceuticals Inc. (CSE: AGN). Mr. Kinley has over 15 years of experience in building, leading, and advising corporations through their daily operations as well as on complex restructurings, mergers, acquisitions, and capital markets transactions, including structuring and negotiating favorable terms with commercial and investment banks. Mr. Kinley was previously the Chief Financial Officer of Medicure Inc. for approximately ten years from 2011 to 2021.

Neil Owens – President and Chief Operating Officer

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

Haaris Uddin – Chief Financial Officer

Effective June 1, 2022 , Mr. Haaris Uddin was appointed as Chief Financial Officer of the Company, replacing Dr. Neil Owens, who had served as Interim Chief Financial Officer since March 25, 2022. Prior to joining Medicure, Mr. Uddin was a Senior Accountant in Assurance Services at Ernst & Young. A chartered professional accountant, Mr. Uddin has significant experience working with life science companies in both Canada and the United States. Mr. Uddin obtained his Bachelor of Commerce (Hons.) degree from the University of Manitoba and is a member of the Chartered Professional Accountants of Canada.

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

Management

Dr. Albert D. Friesen—Chairman, Chief Executive Officer and Director: Dr. Friesen directs the overall business management of the Company (see “Directors and Senior Management” under this item).

Dr. Neil Owens – President, Chief Operating Officer and Interim Chief Financial Officer: Dr. Owens is responsible for the day to day operations of the Company (see “Directors and Senior Management” under this item).

Haaris Uddin – Chief Financial Officer: Mr. Uddin is responsible for the financial management and accounting practices of the Company (see “Directors and Senior Management” under this item).

Dr. Reuben Saba – Vice-President, Scientific and Medical Affairs: Dr. Saba is responsible for business development and medical activities of the Company (see “Directors and Senior Management” under this item).

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2022, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $76,000 in total fees paid or payable to Board members for attendance at meetings between January 1, 2022 and December 31, 2022. In addition, included within this amount were additional $5,000 payments to the chairs of the Audit and Finance Committee and Executive Compensation, and Corporate Governance Committee were paid an additional $5,000 each for services as committee chairs.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2022, included in accounts payable and accrued liabilities is $23,000 (2021 – nil) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Dr. Neil Owens serves the Company as President and Chief Operating Officer. For the year ended December 31, 2022 the President and Chief Operating Officer received a salary of $177,500.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6, increasing to $9 effective October 1, 2022. The aforementioned fee shall be reviewed annually on January 1, 2023. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2022, included within accounts payable and accrued liabilities is $20 (2021 – nil) payable to 10055098 Manitoba Limited. Any amounts payable to 10055098 Manitoba Ltd are unsecured, payable on demand and non-interest bearing.

Dr. Reuben Saba serves the Company as Vice-President, Clinical and Medical Affairs and received a salary of $145,000 for the year ended December 31, 2022.

Effective March 25, Mr. David Gurvey resigned as Chief Financial Officer. During the period between January 1, 2022 and December 31, 2022, Mr. Gurvey received a salary of $37,000 for the portion of the year in which he was employed.

During the year ended December 31, 2022, the Company paid directors a total of nil (December 31, 2021- nil; December 31, 2020—nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attended and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

As at December 31, 2022, the Company had $12,000 in accrued compensation owing to the independent members of the Board of Directors relating to Directors fees (2021—nil).

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on June 16, 2022. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

Dr. Albert D. Friesen has served as a director of the Company since September 1997. Dr. Arnold Naimark has served as a director of the Company since March 2000. Gerald McDole has served as a director of the Company since January 2004. On February 1, 2023, Gerald McDole resigned as a director of the Company. Peter Quick has served as a director of the Company since November 2005. Brent Fawkes has served as a director of the Company since January 2013. James Kinley has served as a director of the Company since June 2022.

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

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole, James Kinely and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2022, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

Notwithstanding the exemption available under section 6.1 of NI 52-110, as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Gerald McDole (until his resignation on February 1, 2023), Dr. Arnold Naimark, James Kinely and Peter Quick. The relevant experience of each member is described above. (See “Item 6—Directors, Senior Management and Employees”.)

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Dr. Arnold Naimark (Chair), Gerald McDole (until his resignation on February 1, 2023), Peter Quick and Brent Fawkes, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 25 employees through Medicure as at December 31, 2022. During the year ended December 31, 2022, the Company’s total employment was consistent from the previous year. The Company’s subsidiary, Medicure Pharma Inc. has eight direct employees as at December 31, 2022, an increase from the prior year. Additional, Marley Drug has 15 direct employees as at December 31, 2022, a slight decrease from the prior year.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2022.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Dr. Albert D. Friesen(1)	2,674,827	(1)	26.09%
Common shares	Dr. Arnold Naimark	39,194		0.38%
Common shares	Gerald P. McDole(2)	48,950		0.48%
Common shares	Peter Quick	28,150		0.27%
Common shares	Brent Fawkes	12,376		0.12%
Common shares	James Kinely	47,100		0.46%
Common shares	Dr. Neil Owens	2,000		0.02%
Common shares	Haaris Uddin	—		—
Common shares	Reuben Saba	—		—

(1)

Dr. Albert D. Friesen holds 721,267 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

(2)	Gerald McDole resigned from being a director of the Company on February 1, 2023.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2022. The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share		Expiry Date
Dr. Albert D. Friesen	15,000 100,000 15,000 7,500 9,000	$ $ $ $ $	7.20 7.30 4.95 1.90 1.90	December 19, 2022 January 31, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Dr. Arnold Naimark	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Gerald P. McDole	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Peter Quick	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025

Brent Fawkes	5,000 45,000 5,000 4,500 7,200	$ $ $ $ $	7.20 0.30 4.95 1.90 1.90	December 19, 2022 May 10, 2023 June 26, 2024 July 7, 2024 March 27, 2025
Dr. Neil Owens	4,000 100,000 3,500 1,350 40,000	$ $ $ $ $	7.20 4.95 1.90 1.90 1.10	December 19, 2022 June 26, 2024 July 7, 2024 March 27, 2025 July 30, 2026
Haaris Uddin	20,000		$1.20	June 1, 2027
Reuben Saba	3,000 30,000 7,500 20,000	$ $ $ $	7.20 4.95 1.90 1.10	December 19, 2022 June 26, 2024 July 7, 2024 July 30, 2026

On May 30, 2022, the Company announced that the Board of Directors had approved the grant of 20,000 stock options to Mr. Uddin to purchase a total of 20,000 common shares at a price of $1.20 per common share. The stock options vest immediately, are exercisable for a period of five years and have been granted in accordance with the terms of the Company’s current stock option plan. The grant of stock options is subject to the approval of the TSX Venture Exchange.

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

A. Major Shareholders

As of December 31, 2022, the following table sets forth the beneficial ownership of the Company’s common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually. The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Dr. Albert D. Friesen	2,674,827	(1)	26.09%
Common shares	MM Asset Management Inc.	2,410,567		23.51%

Notes:

(1)

Dr. Albert Friesen holds 721,267 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

To the best of the Company’s knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2022, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,852,597 (or 27.83% of common shares).

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

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, and increasing to $331,000 annually, effective January 1, 2019. On September 30, 2021, the consulting agreement with A.D. Friesen Enterprises Ltd. was mutually terminated, and superseded with a new consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2022, included in accounts payable and accrued liabilities is $23,000 (2021 – nil) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6, increasing to $9 effective October 1, 2022. The aforementioned fee shall be reviewed annually on January 1, 2023. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2022, included within accounts payable and accrued liabilities is $20,000 (2021 – nil) payable to 10055098 Manitoba Limited. Any amounts payable to 10055098 Manitoba Ltd are unsecured, payable on demand and non-interest bearing.

During the year ended December 31, 2022, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2021 – $85,000; 2020 – $85,000) for business administration services, $229,000 (2021 – $238,000; 2020 – $295,000) in rental costs and $34,000 (2021 – $37,000; 2020 – $47,000) for information technology support services. As described in note 16(a) of the consolidated financial statements, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. During the year ended December 31, 2022, GVI was amalgamated with GVI Clinical Development Solutions Inc. (“GVI-CDS”) and the agreements originally held with GVI were transferred to GVI-CDS.

Clinical research services are provided through a consulting agreement with GVI-CDS, a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI-CDS agreement. During the year ended December 31, 2022, the Company paid GVI-CDS $254,000 (2021 – $315,000; 2020 – $202,000) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by the Chief Executive Officer. During the year ended December 31, 2022, the Company paid CanAm $4,000 (2021 – $9,000; 2020 – $7,000) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2022, included in accounts payable and accrued liabilities is $11,000 (2021 – $48,000) payable to GVI and $15,000 (2021 – $61,000) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

C. Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263) as at and for the years ended December 2022, 2021 and 2020.

Legal Proceedings

There are currently no claims outstanding against the Company.

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

The following table sets forth for the periods indicated the price history of the Company’s common shares on the TSX-V.

	TSX-V	TSX-V
	High ($)	Low ($)
Fiscal Quarter Ended
December 31, 2022	1.15	0.96
September 30, 2022	1.37	0.90
June 30, 2022	1.44	0.80
March 31, 2022	1.09	0.90
December 31, 2021	1.16	0.92
September 30, 2021	1.36	0.92
June 30, 2021	1.68	1.10
March 31, 2021	1.71	1.15
December 31, 2020	1.25	0.70
September 30, 2020	1.39	0.83
June 30, 2020	2.80	0.93
March 31, 2020	4.40	1.50

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

N/A

D. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. (See “Item 10E—Taxation”, below.)

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2022 and December 31, 2021, and, based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2022. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2023, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada—United States Income Tax Convention (the “Convention”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for benefits under the Convention, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars. During the year ended December 31, 2022, it is estimated that approximately 90% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues. Based on the net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company’s net loss of approximately $162,000 (2021 – $64,000).

The Company is also exposed to currency risk on the Euro and had an accounts payable balance of €369,000 at December 31, 2022. Based on that exposure, as at December 31, 2022, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in an increase or decrease, respectively, of $27,000 on the Company’s net profit. As at December 31, 2021, the Company had a nominal balance of payables denominated in Euros and assuming that all other variables remained constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in an increase or decrease, respectively, of $71,000 on the Company’s net loss.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2022, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2022 due to the following material weaknesses:

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Certain remedial measures were undertaken in the second quarter of 2022 that resulted in an effective control design over the Company’s accounting and reporting for complex and non-routine transactions, including income tax transactions. These remedial measures include hiring a new CFO with a Chartered Professional Accountant (CPA) designation and has experience with previous financial reporting experience in the life sciences industry, in addition to previous experience working as an external auditor. In addition, the Company also hired a Controller with a CPA designation, who reports directly to the CFO. The Company also hired a Financial Analyst to oversee the accounting for complex estimates for provisions relating to accrued chargebacks, accrued rebates and accrued returns. While the steps taken significantly improved the control design over the areas of the material weaknesses, the Company was unable to conclude that these controls were operationally effective due to the insufficient period of time between when the material weaknesses were addressed with appropriate controls, and the end of the Company’s fiscal year. As a result, the Company is unable to conclude that the prior year material weaknesses have been fully remediated within the current year.

ITEM 16.	RESERVED

Not applicable

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2022, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by the chartered accountants, Ernst & Young LLP and is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees	2022	2021
	$227,000	$198,000

Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2022	2020
	$—	$—

Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2022	2020
	$—	$—

(d) All other fees	2022	2020
	$—	$—

(e) Audit Committee’s Pre-approval Policies

All Ernst & Young LLP services and fees are approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

There were purchases of common shares during the year ended December 31, 2022 or December 31, 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Board of Directors, upon the recommendation of the Audit and Finance Committee, elected to appoint Ernst & Young LLP (“EY”) as auditors of the Corporation for the year ended December 31, 2020. The Board of Directors approved the same on October 6, 2020.

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
December 31
,
2022

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
Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2022, 2021 and 2020, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2022, 2021 and 2020. The report from Ernst & Young LLP follows.

/s/ Albert Friesen	/s/ Haaris Uddin
Dr. Albert D. Friesen	Haaris Uddin
Chief Executive Officer	Chief Financial Officer
April 06, 2023

Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of
Medicure Inc.
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of
Medicure Inc.
[the “Company”] as of December 31, 2022 and 2021, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

Assessment of accrual for chargebacks

Description of the matter
As described in Note 3(e) to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals and pharmacies at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The accruals are calculated using historical experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2022.

Auditing the estimated chargeback accruals are complex and judgmental due to the level of uncertainty involved in management’s estimate for products that remains in the wholesaler distribution channel as at December 31, 2022, and to the extent of product sales that are expected to be subject to chargebacks and pricing differences.

How we addressed the matter in our audit	To test the Company’s estimated chargeback accruals, our audit procedures included, among others, testing the completeness, accuracy, and relevance of the underlying data used by management to estimate the accruals through reconciliation to third-party agreements and third-party reports indicating actual chargebacks. We evaluated the estimated wholesaler inventory levels by obtaining third-party distribution channel reports and assessing inventory turnover of each product at the wholesaler. We inspected wholesaler agreements and end hospitals and pharmacies agreements and compared pricing differences to the chargeback rate used by management to estimate the accruals. We performed a retrospective review to determine the historical accuracy of management’s estimates of chargebacks against actual results. We evaluated the monthly trailing analysis of actual chargebacks processed during the year. We performed sensitivity analyses to determine the effect of changes in assumptions on the chargeback accruals.

Valuation of goodwill relating to the Retail and Mail Order Pharmacy cash-generating unit [“CGU”]

Description of the matter
As described in Note 3(l) to the consolidated financial statements, goodwill is tested for impairment at least annually, or when circumstances indicate that the carrying value may be impaired at the cash-generating unit level [“CGU”].

Auditing management’s annual goodwill impairment test is complex and highly judgmental due to the significant estimation and judgment applied by management in determining the recoverable amount of the Retail and Mail Order Pharmacy CGU. In particular, the estimated recoverable amount is sensitive to significant assumptions, such as changes in discount rate, revenue growth rate, and operating margin.

How we addressed the matter in our audit	To test the estimated recoverable amount of the Company’s Retail and Mail Order Pharmacy CGU, we performed audit procedures that included, among others, testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to the CGU’s historical results and third-party industry data. We assessed the historical accuracy of management’s cash flow projections, revenue growth and operating margin by comparing management’s past projections to actual performance. We performed sensitivity analyses of the revenue growth rate, discount rate and operating margin to evaluate the changes in the recoverable amount of the Retail and Mail Order Pharmacy CGU that would result from changes in the assumptions. We involved our valuation specialists to assist us in our evaluation of the valuation methodology used in determining the recoverable amount, as well as the discount rate used by comparing to external data sources.
We have served as the Company’s auditor since 2020.

Winnipeg, Canada April 6, 2023	/s/ Ernst & Young LLP Chartered Professional Accountants

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)

As at December 31	Note	2022	2021
Assets
Current assets:
Cash and cash equivalents		$4,857	$3,694
Restricted cash	4	—	3
Accounts receivable	5	5,635	4,659
Inventories	6	3,221	3,329
Prepaid expenses		1,134	869

Total current assets		14,847	12,554

Non-current assets:
Property and equipment	7	1,187	1,611
Intangible assets	8	10,624	11,212
Goodwill	9	3,177	2,974
Other assets	4	63	57

Total non-current assets		15,051	15,854

Total assets		$29,898	$28,408

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,128	$6,668
Current portion of royalty obligation	10	179	423
Current portion of acquisition payable	8	677	634
Current portion of contingent consideration	4	—	293
Current income taxes payable	14	60	114
Current portion of lease obligations	11	346	380

Total current liabilities		8,390	8,512

Non-current liabilities
Royalty obligation	10	—	65
Acquisition payable	8	—	591
Contingent consideration	4	—	40
Lease obligations	11	503	789

Total non-current liabilities		503	1,485

Total liabilities		8,893	9,997

Equity:
Share capital	13(b)	80,917	80,917
Contributed surplus		10,476	10,429
Accumulated other comprehensive loss		(5,458)	(6,640)
Deficit		(64,930)	(66,295)

Total equity		21,005	18,411

Total liabilities and equity		$29,898	$28,408

Commitments and contingencies	16(a) & 16(d)
On behalf of the board

“Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director
See accompanying notes to the consolidated financial statements
.

11
8

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2022	2021	2020
Revenue, net
Product sales, net		$23,065	$21,744	$11,610
Cost of goods sold	6 & 8	6,990	9,032	6,480

Gross profit		16,075	12,712	5,130

Expenses
Selling	18	7,935	10,312	5,359
General and administrative	18	4,193	2,697	4,579
Research and development	18	2,754	1,796	3,299

		14,882	14,805	13,237
Other Income:
Other Income	4	(346)	(1,828)	—

		(346)	(1,828)	—
Finance (income) costs:
Finance (income) expense, net	10 & 15	206	525	(765)
Foreign exchange (gain) loss, net		(52)	(31)	(497)

		154	494	(1,262)

Net income (loss) before income taxes		$1,385	$(759)	$(6,845)
Income tax recovery (expense)
Current	14	(20)	32	—
Deferred	14	—	—	—

		(20)	32	—

Net profit (loss)		$1,365	$(727)	$(6,845)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:		1,182	(143)	(746)

Comprehensive Income (loss)		$2,547	$(870)	$(7,591)

Earnings (loss) per share
Basic	13(e)	$0.13	$(0.07)	$(0.64)
Diluted	13(e)	$0.13	$(0.07)	$(0.64)

See accompanying notes to the consolidated fin
an
cial stat
eme
nts.

11
9

Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian dollars)

	Note	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2021		$80,917	$10,429	$(6,640)	$(66,295)	$18,411

Net profit for the year ended December 31, 2022		—	—	—	1,365	1,365
Other comprehensive Income for the year ended December 31, 2022		—	—	1,182	—	1,182
Transactions with owners, recorded directly in equity
Share-based compensation	13(c)	—	47	—	—	47

Total transactions with owners		—	47	—	—	47

Balance, December 31, 2022		$80,917	$10,476	$(5,458)	$(64,930)	$21,005

(continued on next page)
See accompanying notes to the consolidated financial statements.

1
20

Consolidated Statements of Changes in Equity (continued)
(expressed in thousands of Canadian dollars, except per share amounts)

Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2020		$80,917	$10,294	$(6,497)	$(65,568)	$19,146

Net loss for the year ended December 31, 2021		—	—	—	(727)	(727)
Other comprehensive loss for the year ended December 31, 2021		—	—	(143)	—	(143)
Transactions with owners, recorded directly in equity
Share-based compensation	13(c)	—	135	—	—	135

Total transactions with owners		—	135	—	—	135

Balance, December 31, 2021		$80,917	$10,429	$(6,640)	$(66,295)	$18,411

Attributable to shareholders of the Company
	Note	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2019		$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942

Net loss for the year ended December 31, 2020		—	—	—	—	(6,845)	(6,845)
Other comprehensive loss for the year ended December 31, 2020		—	—	—	(746)	—	(746)
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	13(b)	(4,447)	—	—	—	3,925	(522)
Transfer on expiry of warrants	13(d)	—	(1,949)	1,949	—	—	—
Share-based compensation	13(c)	—	—	317	—	—	317

Total transactions with owners		(4,447)	(1,949)	2,266	—	3,925	(205)

Balance, December 31, 2020		$80,917	—	$10,294	$(6,497)	$(65,568)	$19,146

See accompanying notes to the consolidated financial statements.

1
21

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

For the year ended December 31	Note	2022	2021	2020
Cash (used in) provided by:
Operating activities:
Net profit (loss) for the year		$1,365	$(727)	$(6,845)
Adjustments for:
Current income tax expense (recovery)	14	20	(32)	—
Amortization of property and equipment	7	461	406	307
Amortization of intangible assets	8	1,594	2,739	2,466
Share-based compensation	13(c)	47	135	317
Write-down of inventories	6	38	1,339	682
Change in fair value of contingent consideration	4	(346)	(1,803)	—
Finance (income) expense, net	15	190	525	(765)
Unrealized foreign exchange (gain) loss		(52)	(31)	(497)
Change in the following:
Accounts receivable		(864)	593	5,081
Inventories		166	471	723
Prepaid expenses		(194)	305	703
Other assets		(2)	99	—
Accounts payable and accrued liabilities		568	20	(3,802)
Interest received (paid), net	15	(16)	49	22
Income taxes paid	14	(91)	—	(306)
Royalties paid	16(c)	(1,056)	(99)	(326)

Cash flows from (used in) operating activities		1,828	3,989	(2,240)

Investing activities:
Acquisition of Marley Drug, Inc, net of cash acquired	4	—	—	(7,238)
Repayment of holdback payable	4	—	(1,876)	—
Acquisition of property and equipment	7	(14)	(377)	(2)
Acquisition of intangible assets	8	(296)	(441)	—

Cash flows (used in) from investing activities		(310)	(2,694)	(7,240)

Financing activities:
Repurchase of common shares under normal course issuer bid	13(b)	—	—	(522)
Repayment of lease liability	11	(355)	(316)	(244)

Cash flows used in financing activities		(355)	(316)	(766)

Foreign exchange loss on cash held in foreign currency		—	(1)	(3)

Increase (decrease) in cash		1,163	978	(10,249)
Cash and cash equivalents, beginning of period		3,694	2,716	12,965

Cash and cash equivalents, end of year		$4,857	$3,694	$2,716

See accompanying notes to the consolidated financial statements.

1
22

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
myocardial infarction.
In September 2019, the Company acquired ownership of ZYPITAMAG
®
from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition, the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG
®
. ZYPITAMAG
®
is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018, ZYPITAMAG
®
was made available in retail pharmacies throughout the United States.
On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc., acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.
The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT
®
and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2.	Basis of preparation of the consolidated financial statements

(a)	Statement of compliance
These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on April 6, 2023.

(b)	Basis of presentation
The consolidated financial statements have been prepared on the historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c)	Functional and presentation currency
The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousand dollars, except where indicated otherwise. The Company has rounded comparative figures, which were previously presented as rounded to the nearest dollar, to the nearest thousand dollars to conform to current year presentation.

12
3

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation of the consolidated financial statements (continued)

(d)	Use of estimates and judgments
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
Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2022:

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts
Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

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

12
4

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Pharma Europe Limited and Apigen Investments Limited. Beginning on December 17, 2020, Marley Drug, Inc., became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. On October 1, 2022, the Company completed a wind-up of its Apigen Investments Limited subsidiary. The intercompany balances owed to the Company were extinguished upon the wind-up, and any intercompany foreign exchange gains or losses resulting from historical transactions between the Company and Apigen Investments Limited were reclassified from accumulated other comprehensive income to foreign exchange loss during the current year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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

12
5

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
Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.
Financial assets at FVTPL
Financial assets measured at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value therein recognized in the consolidated statement of net income (loss) and comprehensive income (loss). There are presently no assets classified within this category.
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

12
6

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii) Financial liabilities (continued)
The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model, which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them.
The acquisition payable liabilities were recorded at their fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.
Contingent consideration resulting from a business combination is valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.
(iii) Derecognition
A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of net income (loss) and comprehensive income (loss).
(iv) Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
(v) Fair value of financial instruments
Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.
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

12
7

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
An “expected credit loss” impairment model applies to financial assets which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and, if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. For accounts receivable, the Company applies the simplified approach in calculating expected credit losses. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime expected credit losses at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue from contracts with customers
As of December 31, 2022, excluding Marley Drug, the Company has two commercially available products that generated revenue for the year ended December 31, 2022, AGGRASTAT
®
and ZYPITAMAG
®
(the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT
®
primarily being sold by the wholesalers to hospitals, while ZYPITAMAG
®
is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

12
8

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
Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

(f)	Cash and cash equivalents
The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

(g)	Inventories
Inventories consist of unfinished product (raw material in the form of active pharmaceutical ingredients and packaging materials) and finished commercial product, which are available for sale either to wholesale, pharmacy and hospital customers or through Marley Drug direct to patients, and are measured at the lower of cost and net realizable value.
The cost of inventories is based on the
first-in,
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

12
9

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(h)	Property and equipment (continued)

(ii)	Amortization
Amortization is recognized in profit or loss over the estimated useful lives of each part o
f an
item of property and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, pharmacy equipment, office equipment, furnit u re and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
Right-of-use assets	Straight-line	Term of lease
Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(i)	Intangible assets
Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.
Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight-line
basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight-line
basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line
basis over a period of seven to twelve years.
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
The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income (loss) and comprehensive income (loss).

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

1
30

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
Government assistance, in the form of grants or the Canada Emergency Wage Subsidy, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures (“SR&ED”) incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(l)	Impairment of non-financial assets
The Company assesses at each reporting period whether there is an indication that a non-financial
asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit (“CGU”), exceeds its recoverable amount. Impairment losses are recognized in net profit (loss) and comprehensive profit (loss). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.
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

1
31

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Employee benefits (continued)

(ii)	Long-term employee benefits
An accrual is recognized for benefits accruing to employees when it is probable that settlement will be required and it is capable of being measured reliably. Accruals recognized in respect of employee benefits are not due to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to the reporting date. As of December 31, 2022, the employee benefit accrual represents deferred compensation and is recorded within other long-term liabilities.

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
Finance costs comprise interest expense on borrowings, which are recognized in net profit (loss) and comprehensive profit (loss) using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income, which consists of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.
Foreign currency gains and losses are reported on a net basis.

1
32

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
The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2022, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

13
3

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
Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income (loss) and comprehensive income (loss). If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

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

13
4

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(r)	Leases
(i)
Right-of-use
asset
The
right-of-use
asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use
asset is subsequently amortized from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use
asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements
of the lease liability.
(ii) Lease liability
A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease
components related to premises leases in the determination of the lease liability.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value
assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.
(iii) Estimating the IBR
The Company cannot readily determine the interest rate implicit in its lease; therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay,” which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

(s)	New standard not yet adopted
Amendments to International Accounting Standard (“IAS”) 1 – Presentation of Financial Statements:
In January 2020, the IASB issued an amendment to IAS 1 that clarifies the criterion for classifying a liability as non-current
relating to the right to defer settlement of a liability for at least 12 months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.
Amendments to IAS 1 and IFRS Practice Statement (“PS”) 2 – Making Materiality Judgments:
In February 2021, the IASB issued amendments to IAS 1 and IFRS PS 2, which provide guidance and examples to help entities apply materiality judgment to accounting policy disclosures. Specifically, the amendments aim to replace the requirement for entities to disclosure their “significant” accounting policies and add guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company will assess the impact, if any, of adoption of the amendment.

13
5

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

4.	Business combinations
On December 17, 2020, the Company acquired 100% of issued and outstanding shares of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for cash consideration of $7,781, of which $1,374 was held back and was recorded on the consolidated statements of financial position of the Company as restricted cash with an offsetting liability recorded as a holdback payable to be released in connection with the forgiveness of Marley Drug’s loan under the Paycheck Protection Program (“PPP”) from the United States Small Business Administration (“SBA”) and general representations and warranties one year after the acquisition date. An additional $504 was recorded as a holdback payable and will become payable once all state licenses have effectively been transferred to the Company, net of
90-day
adjustments to
true-up
cash and working capital targets for the transaction.
During the year ended December 31, 2021, the Company released the holdback payable amount to the seller, less $25 in legal fees incurred, as the remaining outstanding state licenses had been effectively transferred to the Company. The $25 withheld from the holdback payment has been recorded within other income on the consolidated statements of net income (loss).
The remaining balance of $3 within restricted cash at December 31, 2021 pertains to escrow deposits required by Pharmacy Benefit Managers (“PBM”) for the administration of insurance plans for Marley Drug’s customer base.
As well, the purchase agreement included contingent consideration of additional payments to the seller based on the achievement of certain future performance targets of Marley Drug. The first contingent consideration (“One-Year-Payment”) is based on a one-year
revenue target up to USD$1.7 million based on Marley Drug’s historical revenues. The second contingent consideration (“Earn Out Payments”) is based on certain revenue milestone targets over a two-year
period within Marley Drug. The contingent consideration period commences on the successful transfer of all licenses, unless it is triggered early by the seller. The
One-Year
Payment on the date of acquisition had been recorded within current portion of contingent consideration on the consolidated statements of financial position with an estimated fair value of $1,922. The Earn Out Payments had been recorded within contingent consideration on the consolidated statements of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.
At December 31, 2021, management concluded that there was a remote likelihood of the One-Year-Payment and the Earn Out Payments to occur based on fair value assessment completed at year-end.
The fair value of the contingent consideration was estimated using probability-weighted scenarios and a discount rate of 12%. As a result of the assessment completed by management, the Company recognized a gain of $1,803 through other income on the consolidated statement of net loss and other comprehensive loss during the year-ended December 31, 2021.
During the year ended December 31, 2022, neither the One Year Payment or the Earn Out Payments targets were met; as a result, management recognized a gain of $346 through other income. At December 31, 2022, the Company does not have any balances recorded pertaining to the short-term and long-term contingent consideration payable balance (2021 - $293 and $40).

13
6

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

4.	Business combinations (continued)

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash and cash equivalents	$542
Restricted cash	20
Accounts receivable	104
Inventories	215
Prepaid expenses	22
Property and equipment, including right-of-use asset	664
Pharmacy licenses	1,183
Customer lists	4,860
Brand name	495
Goodwill	2,991
Other assets	131
Accounts payable and accrued liabilities	(416)
Current portion of lease obligation	(98)
Lease obligation	(455)

Net assets acquired	$10,258

Summary of purchase consideration
Net cash paid	6,407
Holdback payable	1,878
Contingent consideration	1,973

Purchase consideration	$10,258

Transaction costs r
ela
ting to the Marley Drug acquisition were $421 and were included in general and administrative expenses for the year ended December 31, 2020.
From the date of acquisition to December 31, 2020, Marley Drug contributed to the 2020 results $340 of revenue and $7 of net profit before income taxes. If the acquisition had taken place as at January 1, 2020, revenue in 2020 would have increased by $9,800 and net profit before income taxes in 2020 would have increased by approximately $1,200 after considering the amortization of the intangible assets acquired in the transaction.

13
7

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

5.	Accounts receivable

As at December 31	2022	2021
Trade accounts receivable	$5,525	$4,593
Other accounts receivable	110	66

	$5,635	$4,659

As at December 31, 2022, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 97% in aggregate (Customer A – 41%, Customer B – 19%, Customer C – 37%).
As at December 31, 2021, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 95% in aggregate (Customer A – 34%, Customer B – 29%, Customer C – 32%).
At December 31, 2022, the Company recorded a
write-off
of $218 (2021 – $305; 2020 – nil) in relation to pricing adjustments on sales which were deemed to be uncollectible account receivable balances. The write-off
expense has been included within general and administrative expenses on the consolidated statement of net income (loss) and comprehensive income (loss).

6.	Inventories

As at December 31	2022	2021
Finished commercial product available for sale	$2,365	$2,345
Finished retail pharmacy product available for sale	267	266
Unfinished product and packaging materials	589	718

	$3,221	$3,329

Inventories expensed as part of cost of goods sold during the year ended December 31, 2022 amounted to $6,211 (2021 – $5,790; 2020 – $3,355). During the year ended December 31, 2022, the Company wrote off inventory of $38 (2021 – $1,339; 2020 – $682) that had expired or was otherwise unusable through cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss).

13
8

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

7.	Property and equipment

Cost	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2020	$543	$170	$1,908	$2,621
Additions	366	12	—	378
Effect of movements in exchange rates	—	—	(1)	(1)

At December 31, 2021	$909	$182	$1,907	$2,998
Additions	—	—	56	56
Disposals	—	—	(70)	(70)
Effect of movements in exchange rates	39	1	37	77

At December 31, 2022	$948	$183	$1,930	$3,061

Accumulated amortization	Computer and office equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2020	$315	$170	$496	$981
Amortization	116	1	289	406

At December 31, 2021	$431	$171	$785	$1,387
Amortization	158	2	301	461
Effect of movements in exchange rates	16	—	10	26

At December 31, 2022	$605	$173	$1,096	$1,874

Carrying amounts	Computer and office equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2021	$478	$11	$1,122	$1,611
At December 31, 2022	$343	$10	$834	$1,187

During the year ended December 31, 2022, amortization of property and equipment totaling $13 and $448 (2021 – $13 and $393; 2020 – $10 and $297) is within selling expenses and general and administrative expenses, respectively, on the consolidated statements of net income (loss) and comprehensive income (loss).

13
9

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8.	Intangible assets

Cost	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2020	$1,181	$24,438	$4,568	$5,571	$—	$35,758
Additions	—	—	—	—	441	441
Effect of movements in exchange rates	(5)	(104)	(19)	(24)	5	(147)

At December 31, 2021	$1,176	$24,334	$4,549	$5,547	$446	$36,052

Additions					296	296
Effect of movements in exchange rates	80	1,662	311	379	39	2,471

At December 31, 2022	$1,256	$25,996	$4,860	$5,926	$781	$38,819

Accumulated amortization	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2020	$7	$17,332	$4,076	$747	$—	$22,162
Amortization	166	1,841	49	683		2,739
Effect of movements in exchange rates	2	(50)	(18)	5	—	(61)

At December 31, 2021	$175	$19,123	$4,107	$1,435	$—	$24,840
Amortization	172	589	50	709	74	1,594
Effect of movements in exchange rates	19	1,330	284	126	2	1,761

At December 31, 2022	$366	$21,042	$4,441	$2,270	$76	$28,195

Carrying amounts	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2021	$1,001	$5,211	$442	$4,112	$446	$11,212
At December 31, 2022	$890	$4,954	$419	$3,656	$705	$10,624

In September 2019 the Company acquired ownership of ZYPITAMAG
®
for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG
®
. Upon completion of the acquisition, $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG
®
. The fair value of the remaining deferred payments of $677 is recorded on the consolidated statements of financial position within current portion of acquisition payable. The initial amortization period pertaining to the ZYPITAMAG
®
intangible assets was 4.3 years. During the year ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG
®
license
to extend the amortization period of the asset by 7 years, consistent with the term of the licensing
agreement. The remaining amortization period of the ZYPITAMAG
®
license is 8.1 years as at December 31, 2022.

1
40

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8.	Intangible assets (continued)

The Company had determined there were no indicators of impairment as at December 31, 2022.
As at December 31, 2022, intangible assets pertaining AGGRASTAT
®
were fully amortized.
For the year ended December 31, 2022, amortization of intangible assets totaling $589 (2021 - $1,841 and 2020 - $2,428) is recorded within cost of goods sold pertaining to the ZYPITAMAG
®
intangible assets. In addition, for the year ended December 31, 2022, $1,005 (2021 - $897 and 2020 – $38)

of amortization of
intangible
assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9.	Goodwill

Retail and Mail Order Pharmacy
At December 31, 2020	$2,986
Effects of movements in exchange rates	(12)

At December 31, 2021	$2,974

Effects of movements in exchange rates	203

At December 31, 2022	$3,177

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use for the year ended December 31, 2022.

(a)	Key assumptions used in valuation calculations
The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i)	Discount rate
Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2022, was 12.71%.

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
Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base.

1
41

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

10.	Royalty obligation
On July 18, 2011, the Company settled its then-existing
long-term
debt with Birmingham Associates Ltd. (“Birmingham”), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT
®
sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT
®
sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a
one-time
option to switch the royalty payment from AGGRASTAT
®
to a royalty on the sale of
MC-1.
Management determined there is no value to the option to switch the royalty to
MC-1
as the product is not commercially available for sale and due to the extended long-term development timelines associated with commercialization of the product.
In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT
®
rights, the acquirer would be required to assume the obligations under the royalty agreement.
The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2022 of $179 (2021 – $488), of which $179 (2021 – $423) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2022 is an expense of $169 (2021 – $262; 2020 – recovery of $953) is recorded within finance (income) expense on the consolidated statements of net income (loss) and comprehensive income (loss). Royalties for the year ended December 31, 2022 totaled $506 (2021 – $464; 2020 – $441) with payments made during the year ended December 31, 2022 of $1,056 (2021 – $99; 2020 – $326).

11.	Lease obligations
Effective November 1, 2014, the Company entered into a
sub-lease
with Genesys Venture Inc. (“GVI”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an
18-month
renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an
18-month
renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018, at a rate of $306 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub-lease
with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with a
28-month
renewal period available. Effective June 1, 2022, the Company modified and extended its sub-lease
with GVI to lease a reduced amount of office space at a rate of $222 per annum, ending October 31, 2024. The discount rate used by the Company in calculating the right-of-use asset is 5%.
In connection with the acquisition of Marley Drug, the Company acquired a lease obligation and corresponding right-of-use asset. The lease is for Marley Drug’s 3,280 square foot retail space. The original lease was signed in May of 2006 for a period of ten years with two five-year extension periods. An addendum to the lease allowed for the first extension which was used starting April 1, 2017, with the second five-year extension available for an additional five years to April 2027. The current rate in the lease is $87 per annum. The discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset is
3%
. Effective June 1, 2022, the Company renewed its lease for Marley Drug at a rate of $97 per annum for a period of five years. The discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset was 5% as part of the lease modification.

	Incremental borrowing rate %	Maturity	202 2	2021
Current	3.00 - 5.00	2022	$346	$380
Non-current	3.00 - 5.00	2023 - 2027	503	789

Lease liability			$849	$1,169

During the year ended December 31, 2022, the Company paid a total of $355 (2021 - $316) in lease payments, resulting from the lease obligations indicated above.

1
42

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

12.	Government assistance
During the year ended December 31, 2022, the Company did not record any government assistance resulting from the Canada Emergency Wage Subsidy (2021 – $402; 2020 - $860). The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the years ended December 31, 2021 and 2020.

13.	Capital stock

(a)	Authorized
The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix, prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding
Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2020 (1)	10,251,313	$80,917

Balance, December 31, 2021	10,251,313	$80,917

Balance, December 31, 2022	10,251,313	$80,917

(1)
During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 for a total value of $4,447 under a normal course issuer bid. The Company did not repurchase and cancel any shares during 2022 or 2021.

(c)	Stock option plan
The Company has a stock option plan that is administered by the Board of Directors of the Company, with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.
Changes in the number of options outstanding during the year ended December 31, 2022 is as follows:

Year ended December 31, 2022	Options	Weighted average exercise price
Balance, beginning of year	807,150	$3.73
Granted	20,000	1.20
Forfeited, cancelled or expired	(188,750)	(5.77)

Balance, end of year	638,400	$3.05

Options exercisable, end of year	602,400	$2.93

14
3

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

13.	Capital stock (continued)

(c)	Stock option plan (continued):
Changes in the number of options outstanding during the years ended December 31, 2021 and 2020 are as follows:

Year ended December 31		2021		2020
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,326,958	$3.67	1,428,408	$3.67
Granted	90,000	1.10	—	—
Forfeited, cancelled or expired	(609,808)	(2.99)	(101,450)	(5.06)

Balance, end of period	807,150	$3.73	1,326,958	$3.67

Options exercisable, end of period	706,750	$3.49	1,110,958	$3.12

On February 1, 2023, subsequent to
year-end,
the Company granted 1,205,000 options to certain directors, officers, and employees of the Company, with each option entitling the holder to purchase one (1) common share of the Company at an exercise price of $1.25 per common share. The options are exercisable for a period of ten years and have been granted in accordance with the Company’s current stock option plan.
Options outstanding at December 31, 2022 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	0.35 years	$0.30	185,000
$0.31 - $1.50	80,000	3.79 years	$1.13	80,000
$1.51 - $3.00	93,400	1.99 years	$1.90	93,400
$3.01 - $5.00	180,000	1.49 years	$4.95	144,000
$5.01 - $7.30	100,000	0.08 years	$7.30	100,000

$0.30 - $7.30	638,400	1.30 years	$3.05	602,400

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2022 is $47 (2021 – $135; 2020 – $317). The compensation expense was determined based on the fair value of the options at the date of measurement using the
Black-Scholes
option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.
The compensation expense for the options granted during the years ended December 31, 2022, 2021 and 2020 was determined based on the fair value of the options at the date of measurement using the
Black-Scholes
option pricing model with the inputs detailed below:

Years ended December 31:	2022	2021	2020
Expected option life	4.6 years	4.6 years	n/a
Risk-free interest rate	2.63%	0.75%	n/a
Dividend yield	nil	nil	n/a
Expected volatility	73.85%	69.03%	n/a

14
4

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

13.	Capital stock (continued)

(d)	Warrants
On November 17, 2016, in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a
48-month
period following the issuance of the loan at a price of $6.50 per share. These warrants expired on November 17, 2020 without exercise.
Changes in the number of warrants outstanding during the years ended December 31, 2022, 2021, and 2020 are as follows:

Years ended December 31	2022		2021		2020
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of year	—	$—	—	$—	900,000	$6.50
Expired	—		—		(900,000)	(6.50)

Balance, end of year	—	$—	—	$—	—	$—

Warrants exercisable, end of year	—	$—	—	$—	—	$—

(e)	Per share amounts
The following table reflects the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31	2022	2021	2020
Basic net income (loss) per share	$0.133	$(0.07)	$(0.64)

Diluted income (loss) per share	$0.131	$(0.07)	$(0.64)

The following table reflects the loss used in the basic and diluted loss per share computations for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31	2022	2021	2020
Net profit (loss)	$1,365	$(727)	$(6,845)

The following table reflects the share data used in the denominator of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31	2022	2021	2020
Weighted average shares outstanding for basic earnings (loss) per share	10,251,313	10,251,313	10,251,313

Weighted average shares outstanding for diluted earnings (loss) per share	10,436,313	10,251,313	10,251,313

Effects of dilution from 453,400 stock options (2021 – 807,150; 2020 – 1,326,958) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2022 as they are anti-dilutive.

14
5

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

14.	Income taxes
The Company recorded income tax expense for the year ended December 31, 2022 totaling $20 (2021 – recovery of $32; 2020 – nil) and did not recognize any deferred income tax expense for the year ended December 31, 2022 (2021 – nil; 2022 - nil).
As at December 31, 2022 and 2021, deferred tax assets have not been recognized with respect to the following timing differences. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2022	2021
Deferred tax assets
Scientific research and experimental development	$3,358	$3,358
Non-capital losses	3,147	2,778
Other	839	798

Total deferred tax assets	$7,344	$6,934

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net profit (loss) for the years ended December 31, 2022, 2021 and 2020 to the income tax expense is as follows:

Year ended December 31	2022	2021	2020
Profit (loss) for the year
Canadian	$(1,217)	$(1,195)	$(519)
Foreign	2,602	436	(6,326)

	$1,385	$(759)	$(6,845)

Year ended December 31	2022	2021	2020

Canadian federal and provincial income taxes at 27% (2021 – 27%; 2020 – 27%)	$(374)	$205	$1,848
Permanent differences and other items	274	165	(159)
Fair value adjustments	100	453	—
Foreign tax rate in foreign jurisdictions	390	(167)	(1,551)
Change in unrecognized deferred tax assets	(410)	(624)	(138)

(Expense) recovery	$(20)	$32	$—

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (5.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00% - 23.50%) that is applicable to income or losses incurred by the Company’s subsidiaries.
At December 31, 2022, the Company has the following Canadian losses available for application in future years:

2037	$5,275
2040	2,774
2041	969
2042	1,307

$10,325

14
6

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

14.	Income taxes (continued)

At December 31, 2022, the Company has the following Barbados losses available for application in future years:

2028	$2,505
2029	4,022

$6,527

As at December 31, 2022, the Company has $60 (2021 - $114
)
included as income taxes payable on its consolidated statements of financial position.

15.	Finance income (expense)
During the years ended December 31, 2022, 2021 and 2020 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2022	2021	2020
Interest income	$10	$78	$43
Remeasurement of royalty obligation	(169)	(262)	953
Accretion of acquisition payable	(44)	(96)	(155)
Change in fair value of contingent consideration	—	(178)	(6)
Bank charges and other interest	(26)	(29)	(21)
Finance expense from lease obligation	23	(38)	(49)

	$(206)	$(525)	$765

During the years ended December 31, 2022, 2021 and 2020, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2022	2021	2020
Interest received	$10	$78	$43
Other interest, net and banking fees	(26)	(29)	(21)

	$(16)	$49	$22

16.	Commitments and contingencies

(a)	Commitments
As at December 31, 2022, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2023	$3,313
2024	203

$3,516

14
7

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

16.	Commitments and contingencies (continued)

(a)	Commitments (continued)

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT
®
unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT
®
finished product inventory totaling €490 annually, based on current pricing. As at December 31, 2022, the Company had committed to acquiring €1,781 of AGGRASTAT
®
finished product inventory, which is scheduled to be received by the Company subsequent to year-end.
On December 28, 2022, the Company entered into a technology services agreement with its manufacturer of AGGRASTAT
®
as part of the Company’s decision to transfer the manufacturing of all strengths of AGGRASTAT
®
to one supplier. The total value of the commitment is €872, and is only due if certain milestones within the agreement are met. As at December 31, 2022, included within accounts payable and accrued liabilities on the consolidated statement of financial position is $314 in relation to the technology services agreement (2021 – nil).
Subsequent to December 31, 2022 and effective January 1, 2023, the Company renewed its business and administration services agreement with GVI, as described in note 17(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year
term.
Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials, and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.
On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN
®
(valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval, and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN
®
. The US$400 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN
®
and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400 that was recorded in accounts payable and accrued liabilities. As a result, a recovery of $491 was recorded within research and development expenses on the consolidated statement of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021.

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

14
8

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
as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the p roduct. Ro
yalties for the year ended December 31, 2022 totaled $506 (2021 – $464; 2020 – $441) with payments made during the year ended December 31, 2022 of $1,056 (2021 – $99; 2020 – $326
)
.
Beginning with the acquisition of ZYPITAMAG
®
(note 8), completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG
®
to Zydus subsequent to the acquisition date. During the year ended December 31, 2022, the Company expensed $151 (2021 - $62; 2020 – $15
)
in royalties in regards to ZYPITAMAG
®
which is recorded within cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss) and had $237 (2021 - $72
)
recorded within accounts payable and accrued liabilities on the consolidated statements of financial position as at December 31, 2022.

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
In addition to their salaries, the Company also provides
non-cash
benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2022	2021	2020
Salaries, fees and short-term benefits	$595	$662	$771
Share-based payments	38	50	230

	$633	$712	$1,001

As at December 31, 2022, the Company had $12 owing to members of the Company’s Board of Directors (2021 – nil) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company’s Board of Directors for services provided.

14
9

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

17.	Related party transactions (continued)

(b)	Transactions with related parties

Directors and key management personnel control 28% of the voting shares of the Company as at December 31, 2022 (2021 – 26%).
During the year ended December 31, 2022, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2021 – $85; 2020 – $85
)
for business administration services, $229 (2021 – $238; 2020 – $238
)
in rental costs and $34 (2021 – $34; 2020 – $37
)
for information technology support services. As described in note 16(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI. During the year ended December 31, 2022, GVI was amalgamated with GVI Clinical Development Solutions Inc.
(“GVI-CDS”)
and the agreements originally held with GVI were transferred to
GVI-CDS.
Clinical research services are provided through a consulting agreement with GVI-CDS, a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI-CDS agreement. During the year ended December 31, 2022, the Company paid GVI-CDS $254 (2021 – $315; 2020 – $202
)
for clinical research services.
Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by the Chief Executive Officer. During the year ended December 31, 2022, the Company paid CanAm $4 (2021 – $9; 2020 – $7
)
for research and development services.
These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
As at December 31, 2022, included in accounts payable and accrued liabilities is $11 (2021 – $48
)
payable to GVI and $15 (2021 – $61
)
payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest
bearing.
Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, and increasing to $331 annually, effective January 1, 2019. On September 30, 2021, the consulting agreement with A.D. Friesen Enterprises Ltd. was mutually terminated, and superseded with a new consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp.
Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2022, included in accounts payable and accrued liabilities is $23 (2021 – nil) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest
bearing.
Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6, increasing to $9 effective October 1, 2022. The aforementioned fee shall be reviewed annually on January 1, 2023. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2022, included within accounts payable and accrued liabilities is $20 (2021 – nil) payable to 10055098 Manitoba Limited. Any amounts payable to 10055098 Manitoba L imi
t
e
d are unsecured, payable on demand and
non-interest
bearing.

1
50

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

18.	Expenses by nature
Expenses incurred for the years ended December 31, 2022, 2021 and 2020 are as follows:

Year ended December 31	2022	2021	2020
Personnel expenses
Salaries, fees and short-term benefits	$4,969	$4,513	$3,199
Share-based payments	47	135	317

	5,016	4,648	3,516
Amortization	2,057	3,132	2,772
Research and development	2,278	1,547	1,996
Manufacturing	163	249	943
Inventory material costs	6,211	5,790	3,355
Write-down of inventory	38	1,339	682
Medical affairs	117	58	161
Administration	1,375	1,395	398
Selling and logistics	3,931	5,114	2,975
Professional fees	686	565	2,920

	$21,872	$23,837	$19,717

19.	Financial instruments

(a)	Financial assets and liabilities
Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments as at December 31, 2022 and 2021:

As at December 31	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$4,857	$4,857	$3,694	$3,694
Restricted cash	—	—	3	3
Accounts receivable	5,635	5,635	4,659	4,659
Other assets	63	63	57	57
Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$7,128	$7,128	$6,668	$6,668
Current portion of royalty obligation	179	179	423	423
Current portion of acquisition payable	677	677	634	634
Current portion of lease obligation	346	346	380	380
Royalty obligation	—	—	65	65
Acquisition payable	677	677	591	591
Lease obligations	503	503	789	789
Financial liabilities measured at FVTPL
Current portion of contingent consideration	—	—	293	293
Contingent consideration	—	—	40	40

1
51

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

19.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable are carried at amortized cost.
The investment in Sensible Medical is carried at FVOCI and has a carrying value as at December 31, 2022 and 2021 of one dollar.
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

•
Level 3 – Unobservable inputs in which little or no market activity exists, thereby requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2022 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Current portion of royalty obligation	$—	$—	$179
Current portion of acquisition payable	—	—	677

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

Royalty obligation:
The current portion of royalty obligation requires determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT
®
sales were to change by 10%, then the current portion of royalty obligation liability recorded as at December 31, 2022 would change by approximately $8 (2021 - $49
)
. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2022 would not change (2021 - $1
)
.

1
52

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

19.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

Acquisition payable:
The acquisition payable liability pertaining to the ZYPITAMAG
®
acquisition as described in note 8 requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of this acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2022 would not change (2021 - $3
)
.
Contingent consideration:
The contingent consideration pertaining to the Marley Drug acquisition as described in note 4 required determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate. If the discount rate used in calculating the fair value of this contingent consideration of 12% were to change by 1%, the acquisition payable recorded as at December 31, 2022 would not change (2021 - $3
).
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2022, 2021 and 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management
The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk
(a)
Foreign exchange risk is the risk that the fair value or future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation, acquisition payable, contingent consideration and lease obligation. The Company has not entered into any foreign exchange hedging contracts.
The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2022	2021
Cash and cash equivalents	$3,592	$2,854
Restricted cash	—	2
Accounts receivable	4,079	3,657
Other assets	47	45
Accounts payable and accrued liabilities	(4,307)	(3,669)
Current portion of royalty obligation	(132)	(334)
Current portion of acquisition payable	(500)	(500)
Holdback payable	—	—
Current portion of contingent consideration	—	(231)
Income taxes payable	(44)	(114)
Current portion of lease obligation	(92)	(80)
Royalty obligation	—	(51)
Acquisition payable	—	(466)
Contingent consideration	—	(32)
Lease obligation	(246)	(291)

	$2,395	$790

15
3

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

19.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)
Based on the above net exposures as at December 31, 2022, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company’s net profit (loss) of approximately $162 (2021 – $64).
The Company is also exposed to currency risk on the euro and had an accounts payable balance of €369 at December 31, 2022. Based on that exposure, as at December 31, 2022, assuming that all other variables remain
constant, a 5% appreciation or deterioration of the Canadian dollar against the euro would result in an increase or decrease, respectively, of $27 (2021 - $71
)
on the Company’s net profit (loss).
(b)
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2022, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding decrease or increase, respectively on the Company’s net profit (loss) of approximately $49 (2021 - $37
)
.

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
quality financial institutions.
The Company is subject to a concentration of credit risk related to its accounts receivable as 97% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2022, none of the outstanding accounts receivable were outside of the normal payment terms. The Company recorded write-offs of $218 for the year ended December 31, 2022 (2021 – $305; 2020 – nil) primarily relating to pricing adjustments that had been deemed uncollectible, which were included within the account receivable balance. As at December 31, 2022 and 2021, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(iii)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities, and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations.
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

15
4

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
The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2022.

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
The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model, which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT
®
sales and an appropriate discount rate and making assumptions about them.

(c)	Acquisition payable
The acquisition payable liabilities are recorded at their fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model, which is dependent on its underlying terms and conditions. This estimate also requires determining an appropriate discount rate and making assumptions about it.

(d)	Contingent consideration
Contingent consideration is recorded at its fair value at the date at which the liability was incurred and subsequently measured at fair value at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model, which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from Marley Drug and the probabilities surrounding those revenues as well as an appropriate discount rate.

15
5

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Segmented information
The Company operated under one segment, the marketing and distribution of commercial products until the acquisition of Marley Drug on December 17, 2020 as described in note 4. After December 17, 2020, the Company operated under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.
Revenue generated from external customers for the years ended December 31, 2022, 2021 and 2020 was 100% from sales to customers in the United States.
During the year ended December 31, 2022, 100% of total revenue from the marketing and distribution of commercial products was generated from ten customers. Customer A accounted for 38%, Customer B accounted for 19%, Customer C accounted for 38% and the remaining seven customers accounted for approximately 5% of revenue.
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
The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2022	2021
Canada	$392	$706
United States	9,642	9,879
Barbados	4,954	5,211

	$14,988	$15,796

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2022 and December 31, 2021:

For the year ended December 31, 2022	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$15,282	$7,783	$23,065
Operating expenses	(15,209)	(6,663)	(21,872)
Other income	346	—	346
Finance income (expense), net	(219)	13	(206)
Foreign exchange gain, net	52	—	52

Profit before income taxes	$252	$1,133	$1,385

15
6

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

21.	Segmented information (continued)

For the year ended December 31, 2021	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$14,317	$7,427	$21,744
Operating expenses	(16,177)	(7,660)	(23,837)
Other income	1,803	25	1,828
Finance income (expense), net	(600)	75	(525)
Foreign exchange gain, net	31	—	31

Loss before income taxes	$(626)	$(133)	$(759)

22.	Subsequent Events
Silicon Valley Bank Closure
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver. During the time of the closure, the Company had deposits at SVB. On March 13, 2023, the Company was able to access all of its deposits kept at SVB and transferred them to another financial institution. The Company did not incur any losses as a result of the SVB closure on March 10, 2023.

15
7

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

Dated: April 6, 2023

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO