Form 20-F
period 2023-12-31
MEDICURE INC
filed 2024-04-09
CIK 1133519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

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

At December 31, 2023, the registrant had 10,436,313 common shares issued and outstanding.

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

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Emerging Growth Company	☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2023, the rate for Canadian dollars was US $1.00 for CND $1.3226. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 8, 2024 and all information included in this document should only be considered correct as of such date.

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

“angioplasty”means a surgical procedure to repair a damaged blood vessel or unblock an artery;

“ANDA” means abbreviated new drug application, which is submitted to the FDA;

“Apicore”means any one or more of Apicore LLC, Apicore US LLC, Apicore Inc., Apigen Investments Limited, and Apicore Pharmaceuticals PVT Ltd., including any of their affiliates and subsidiaries, and if the context requires, the pharmaceutical manufacturing business carried on by this group of companies;

“Apicore Sale Transaction” means the transaction occurring on October 2, 2017, whereby the Company sold its interests in the Apicore business.

“DEA” means the United States Drug Enforcement Administration;

“DMF” means drug master file, which is submitted to the FDA;

“FDA”means the United States Food and Drug Administration;

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

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack

“TSXV” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company.  This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“Marley Drug”);

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT® and ZYPITAMAG®;

•	the Company’s intention to increase sales through Marley Drug;

•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;

•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“FDA”) in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

•	general business and economic conditions;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	uncertainties associated with the acceptance and demand for new products;

•	changes in regards to pharmacy regulations;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and its business partners.

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

A. [Reserved]

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

The following are significant factors known to us that could materially harm our business, financial position, or operating results or could cause our actual results to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statement made in this report. The risks described are not the only risks facing us. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may adversely affect our business, financial position, and operating results. If any of these risks occur, our business, financial position, and operating results could suffer significantly. As a result, the market price of our common stock could decline, and investors could lose all or part of their investment.

The fact that the Company currently derives a significant portion of its revenue from a single product, AGGRASTAT®, exposes the Company to the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management, and the long-term profitability of the Company remains uncertain.

As at December 31, 2023, the Company had AGGRASTAT®, and ZYPITAMAG® available for sale commercially in addition to the Marley Drug pharmaceutical business. However, AGGRASTAT® still accounted for approximately 45% of the Company’s revenue.  Accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

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

(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
(e)	the ability to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services) with third parties;
(f)	the ability to maintain current or higher pricing and margins for the Company’s products;
(g)	the ability to successfully prosecute and defend its patents and other intellectual property; and
(h)	the ability to successfully market the Company’s products, including AGGRASTAT® and ZYPITAMAG® given the Company’s limited resources.
(i)	The ability to successfully market pharmaceutical products through the Marley Drug business.

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

The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG® contributed revenue of $5 million ($2.4 million through the traditional insured channels, and an additional $2.6 million through Marley Drug) to the Company for the year ended December 31, 2023, consistent with the prior year, where ZYPITAMAG® provided total revenue of $5 million ($3.5 million through the traditional insured channels, and an additional $1.5 million through Marley Drug) to the Company during the year ended December 31, 2022. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG®. Part of the growth strategy for ZYPITAMAG® included the acquisition of the Marley Drug business, which continues to provide the Company with access to patients through the Marley Drug mail order and e-commerce business.

ZYPITAMAG® competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG® has been slow resulting in lower than anticipated sales of ZYPITAMAG® recorded for the years ended December 31, 2023 and 2022. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in 2024 and beyond as there is no assurance that a viable market for ZYPITAMAG® will develop. The failure of the Company to grow sales of ZYPITAMAG®, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

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

Moreover, customer expectations and new technology advances from competitors have required that evolution so that the Company is able to interface with retail customers not only face-to-face, but also online and via mobile and social media. Customers are more frequently using computers, tablets, mobile phones and other electronic devices to shop online, as well as to provide public reactions concerning each facet of the Company’s operations. Failure to keep pace with dynamic customer expectations and new technology developments will greatly affect the ability of the Company to compete and maintain customer loyalty.

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

While the Company’s approved product portfolio includes AGGRASTAT® and ZYPITAMAG®, as well as the Marley Drug business, the Company still has products that are currently in the research and development stage.  The Company may never develop another commercially viable drug product approved for marketing.  To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market.  Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

For the year ended December 31, 2023, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAG®, and the Marley Drug business. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market, additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products that meet the criteria it has established.  Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process.  Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products.  The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all.  Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

AGGRASTAT® must compete with a variety of existing drugs, including generic versions of those existing drugs, and must also  compete with new drugs, including generic versions of AGGRASTAT®, which may limit the use of AGGRASTAT® and adversely affect the Company’s revenue.

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

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, Integrilin® (eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies.  It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal® (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.).  In addition, some alternative methods of treatment, such as the use of Angiomax® (bivalirudin) (sold by The Medicines Company, Inc.), and generic versions of bivalirudin also compete with AGGRASTAT®.  These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company. In addition, during the year ended December 31, 2023, there were multiple generic tirofiban hydrochloride alternatives commercially available, which have increased the competitiveness of the market in which AGGRASTAT® is currently sold. The Company expects pricing pressures to continue on AGGRASTAT®

There remain many hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals where oral antiplatelet agents are deemed suitable.

ZYPITAMAG®competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAG®and potentially affect the Company’s revenue.

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

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT®currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently limited generic alternatives available in the Company’s market. AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. New generic products will continue to be introduced that compete with AGGRASTAT® and their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2023, there are generic versions of a competing product, eptifibatide, that are commercially available and are competing directly against AGGRASTAT®.

Moreover, due to the previously seen growth in sales of AGGRASTAT®, generic companies have entered the U.S. market as the last AGGRASTAT® patent expired during 2023. The entry of generic versions of AGGRASTAT® had a negative effect on the volume of AGGRASTAT® sold during the current year. The Company expects additional pricing pressures from generic competition during 2024 and beyond, which could have a major negative effect on the profitability of the Company’s AGGRASTAT® sales. The decline in AGGRASTAT net revenue noted during the year ended December 31, 2023, in comparison to the prior year was due to the entry of generic competition during the current year.

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

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Company’s competitors use different technologies or approaches to develop products similar to the products which it is developing, or develop new or enhanced products or processes that may be more effective, less expensive, safer, or more readily available before or after the Company obtains approval of its products. The Company may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Company’s business, financial condition and results of operations may suffer.

The Company may be unable to establish and maintain collaborative and commercial relationships with third parties, in which case the Company’s business, financial position and operating results could be materially adversely affected.

The Company’s success may depend to some extent on its ability to enter into and to maintain various arrangements with corporate partners, licensors, licensees and others for the research, development, clinical trials, manufacturing, marketing, sales and commercialization of its products. These relationships are crucial to the Company’s intention to license to or contract with other pharmaceutical companies for the manufacturing, marketing, sales and/or distribution of any its current or future products. There can be no assurance that any licensing or other agreements will be established on favourable terms, if at all. The failure to establish successful collaborative arrangements may negatively impact the Company’s ability to develop and commercialize its products, and may adversely affect its business, financial condition, and results of operations.

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

If the Company’s existing inventories of AGGRASTAT® and/or ZYPITAMAG® are contaminated, exhausted due to stock-out, or otherwise lost, the Company’s financial results and financial condition could be adversely affected, particularly if the third-party suppliers of raw materials or final product are unable to meet any additional demands that may be placed on them by the Company in its efforts to make up depleted inventory.

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

As at December 31, 2023, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Company sets goals for and may from time to time make public statements regarding timing of the accomplishment of objectives related to AGGRASTAT®, ZYPITAMAG®, the Marley Drug business and/or its products under development, that are material to the Company’s success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and timing of product launches. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones. There can be no assurance that the Company’s clinical trials will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products. If the Company fails to achieve one or more of these milestones as planned, that could materially affect its business, financial condition or results of operations.

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

To meet future cash needs or product acquisition requirements the Company may need to rely on the taking on of debt and/or the sale of such securities for future financing, resulting in dilution to its existing shareholders. The Company’s long-term capital requirements may be significant and will depend on many factors, including revenue and revenue growth, continued scientific progress in its product discovery and development program, progress in the maintenance and expansion of its sales and marketing capabilities, progress in its pre‑clinical and clinical evaluation of products and product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals.  In order to meet such capital requirements, the Company will consider contract fees, collaborative research and development arrangements, debt financing, public financing or additional private financing (including the issuance of additional equity securities) to fund all or a part of particular programs.

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

As of December 31, 2023, the Company had 10,436,313 common shares issued and outstanding.  A further 1,477,700 common shares are issuable upon exercise of outstanding stock options (of which 332,700 were exercisable at December 31, 2023), all of which may be exercised in the future resulting in dilution to the Company’s shareholders.  The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

The Company did not purchase and cancel any of its own securities during the year ended December 31, 2023.

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

The Company’s common shares historically have been subject to extreme price and volume volatility.  For example, during the period from January 1, 2023 to December 31, 2023, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$1.00 and CDN$1.80 respectively, with a total trading volume of 1,157,500 shares.  Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2023 to December 31, 2023 has fluctuated, with a high of 59,200 shares and a low of no shares traded, averaging approximately 4,630 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares.  The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2023. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2023 or December 31, 2022, and does not expect that it will be a PFIC for the taxable year ending December 31, 2024.  (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.    U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

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

In connection with its review of the Company’s Internal Control over Financial Reporting, the Company had previously identified material weaknesses with the Company’s financial reporting and disclosure controls and procedures and its review process, involving the accounting, tax and reporting for complex transactions, due to limitations in the size of the Company’s staff not allowing for appropriate reviews of such transactions.  Failures to remediate material weaknesses, to implement the required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements.  Inadequate internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial information, which could cause the Company’s stock price to decline.

During the year ended December 31, 2023, the Company had sufficient time to test and review the controls put in place during 2022,  and as a result the Company concluded that the material weaknesses identified during the year ended December 31, 2021 have been fully remediated within the current year. For more information, see the Controls and Procedures section below.

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

The Company received approval in August of 2018 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning in early 2020. During the year-ended December 31, 2023, the Company elected to terminate its ANDA for SNP due to significant competition within the market for the product.

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

For more than 30 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications.  Marley Drug’s new E-Commerce website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use, health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the E-commerce platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure's primary care drug, ZYPITAMAG® and future branded products.

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

On August 29, 2023, the Company announced its ongoing commitment to providing affordable and straightforward access to its branded pitavastatin, ZYPITAMAG®, to people living with HIV through two important channels: its pharmacy subsidiary Marley Drug® and through the AIDS Drug Assistance Program (ADAP) Crisis Task Force formulary.

The recently published REPRIEVE study (Randomized Trial to Prevent Vascular Events in HIV)1, which reported the benefits of pitavastatin for people living with HIV who are at increased risk of developing heart and vascular diseases. The effect of ZYPITAMAG® on cardiovascular morbidity and mortality has not been determined.

The progressive advancements in antiretroviral therapy have significantly enhanced the life expectancy in individuals with HIV, leading to a surge in age- and therapy-related co-morbidities2,3. It is now recognized that people living with HIV have an escalated risk of heart and vascular diseases, and the treatment of primary hyperlipidemia or mixed dyslipidemia with pitavastatin may be beneficial3.

Unlike most statins, pitavastatin (ZYPITAMAG®) is minimally metabolized by the CYP450 family of enzymes, reducing the likelihood of certain drug-drug interactions4. This makes pitavastatin particularly suitable for patients taking multiple medications, such as those living with HIV2-5.

References

1 Grinspoon SK et al. N Engl J Med. 2023;389:687-699

2 Smit M et al. Lancet Infect Dis. 2015;15(7):810-818

3 Feinstein MJ et al. Circulation. 2019;Jun 3:CIR0000000000000695

4 FDA Drug Safety Communication: Interactions between certain HIV or hepatitis C drugs and cholesterol-lowering statin drugs can increase the risk of muscle injury. www.fda.gov/drugs/drug-safety-and-availability/fda-drug-safety-communication-interactions-between-certain-hiv-or-hepatitis-c-drugs-and-cholesterol. Accessed May 9, 2019

5 Jacobson TA et al. J Clin Lipid. 2016;10(1):211-227

On November 23, 2023, the Company announced that the FDA provides complete approval to enroll patients in its pivotal Phase 3 clinical trial to evaluate the use of its investigational product MC-1 for treatment of a rare pediatric disease called PNPO deficiency. The study involves approximately 10 patients at sites in the United States and Australia, and the Company is seeking marketing approval initially in those countries.

The FDA has granted both Orphan Drug Designation and Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the EMA has granted Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

Under the Food and Drug Administration Safety and Innovation Act (FDASIA) passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases in which the serious or life-threatening manifestations primarily affect individuals from birth to 18 years of age, with a prevalence of less than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

On December 5, 2023 the Company announced a partnership with TheracosBio, through its subsidiary, Marley Drug, to distribute a newly approved diabetes drug, BRENZAVVY® (bexagliflozin) tablets, a sodium-glucose cotransporter-2 (SGLT-2) inhibitor, at an affordable cash price delivered directly to patient homes in all 50 US states and territories.

Approximately 37 million Americans, which equates to roughly 11% of the population, are currently afflicted by type 2 diabetes, and leads to the highest healthcare expenditures in the United States.1

Approved in 2023, BRENZAVVY® is indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes, including those with chronic kidney disease that has progressed to stage 3.2 It is a direct competitor of SGLT-2 inhibitors JARDIANCE®, FARXIGA®, INVOKANA® and STEGLATRO®, for which more than 25% of the potential patients cannot access due to cost and limited insurance coverage.3

Under the partnership with TheracosBio, the manufacturer of BRENZAVVY®, Marley Drug will offer the therapy at an affordable cash price, ensuring that individuals with diabetes can obtain the medication without fear of rejection from an insurance company and at an affordable price. This collaboration aligns with Medicure and Marley Drug's mission to provide innovative and accessible healthcare solutions to improve patient care and well-being.

References

1National Center for Chronic Disease Prevention and Health Promotion.

2Prescribing Information of BRENZAVVY (bexagliflozin) tablets.

3Metys® Data from Symphony Health, An ICON plc Company – accessed December 2023.

In 2024, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of  ZYPITAMAG®, in addition to maintaining its market share of AGGRASTAT®,  as well as the Marley Drug business, including the growth of its e-commerce platform, and the development of additional cardiovascular products.

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

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor, used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction. The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®.

The Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States. On February 9, 2022, Marley Drug launched its national direct-to-consumer e-commerce platform - www.marleydrug.com which allows for home delivery of FDA approved medications and allows products to be delivered to Americans in all 50 states within the United States. The Company is focused on growing the Marley Drug business segment through 2024 and beyond and hopes to continue growing the sales of ZYPITAMAG® through the Marley Drug business as well.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and ZYPITAMAG®.

The ongoing focus of the Company includes the sale of AGGRASTAT® and  ZYPITAMAG®, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional pharmaceutical products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®,  and its valued customers. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. The Company is focused on creating additional partnerships through Marley Drug with pharmaceutical manufacturers to provide additional therapies at an affordable cash price.

Recent Developments

CHANGE IN BOARD OF DIRECTORS

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

Net AGGRASTAT® product sales for year ended December 31, 2023 were $9.7 million compared to $11.7 million during the year ended December 31, 2022.

Hospital demand for AGGRASTAT® has declined during the current period, as the first generics of tirofiban hydrochloride launched during the year ended December 31, 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong. The Company's commercial team continues to work on maintaining and expanding its customer base. The Company continues to expect moderate patient market share despite reduced revenue from the AGGRASTAT® brand and is focused on further its diversifying revenues through other product offerings, and through its retail and mail order pharmacy, Marley Drug.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base and contributed $9.6 million of revenue to the Company for the year ended December 31, 2023 compared to $7.8 million in the previous year. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition. During 2022, the Company launched its e-commerce platform which allowed customers to order their FDA approved medications through the platform.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to ZYPITAMAG® , in addition, the Company plans on expanding its customer base for its e-commerce platform to grow the Marley Drug business, as well as licensing, acquisition and/or development of other pharmaceutical products or businesses that fit the commercial organization.

Research and Development:

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

NDA and ANDA Development Products

The Company is focused on the development of two additional cardiovascular generic (ANDA) drugs; however, these have been delayed due to regulatory setbacks.

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

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development on hold
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM – On hold P5P – IND filed, Phase 3 launch

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

As at December 31, 2023, the Company had issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

During the year-ended December 31, 2023, the patent for AGGRASTAT® expired, as a result there were a number of generic alternatives to AGGRASTAT® available on the market. The generic versions of AGGRASTAT® was a significant contributor to the decline in revenue noted during the year ended December 31, 2023. The Company expects generic AGGRASTAT® to continue to have a negative impact on the sales of AGGRASTAT® in 2024.

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

Although ZYPITAMAG® would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals. During the year ended December 31, 2023, the first generic pitavastatin calcium was launched, which added an additional pricing pressures on ZYPITAMAG®.

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

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2022 and 2023 in comparison to prior years. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. ZYPITAMAG® contributed revenue of $5 million ($2.4 million through the traditional insured channels, and an additional $2.6 million through Marley Drug) to the Company for the year ended December 31, 2023, consistent with the prior year, where ZYPITAMAG® provided total revenue of $5 million ($3.5 million through the traditional insured channels, and an additional $1.5 million through Marley Drug) to the Company during the year ended December 31, 2022.

Operation of the Marley Drug pharmacy business and growth of e-commerce platform

The Company continues to operate Marley Drug as a separate segment of its business. Marley Drug also has an e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Marley Drug has also helped facilitate an increase in ZYPITAMAG® revenue in recent years.

Acquisitions, licensing, or marketing partnerships for new commercial products

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

Marley Drug, Inc. was acquired by Medicure Pharma Inc.  on December 17, 2020. Marley Drug, Inc. was incorporated pursuant to the laws of the State of North Carolina, United States of America, on September 30, 2005.  Marley Drug, Inc.’s registered office is 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127. Marley Drug, Inc.’s head office is located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

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

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2023, the Company had use of approximately 10,500 square feet.

Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2023 and December 31, 2022 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

A. Operating Results

General

Through 2023, the Company was focused on maintaining the sales AGGRASTAT® and growing the sales of ZYPITAMAG® in addition to growing the sales through its e-commerce and mail order pharmacy business in all 50 U.S. states, through its subsidiary, Marley Drug.

Historically, the Company concentrated primarily on research and development and continues to invest a significant amount of funds in research and development activities.  To date, the Company has yet to and may never derive any revenues from its research and development products.

The Company has a limited operating history, and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered with the establishment of a business in a highly competitive industry, characterized by frequent new product introductions.

Twelve Months Ended December 31, 2023 Compared to the Twelve Months Ended December 31, 2022

Net AGGRASTAT® product sales for year ended December 31, 2023 were $9.7 million compared to $11.7 million during the year ended December 31, 2022.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current period, as the first generics of tirofiban hydrochloride launched during the year ended December 31, 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong. The Company's commercial team continues to work on maintaining and expanding its customer base. The Company continues to expect moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for the year ended December 31, 2023 were $2.4 million compared to $3.6 million for the year ended December 31, 2022.

The Company traditionally sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. However, because of high wholesaler fees, limitations in market access and low reimbursement through commercial and government coverage, the Company has shifted its focus to market ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table.

The decline in revenues in 2023 is due to increased wholesaler fees, increased credit addition to higher rebate payments to pharmacy benefit managers, and competition from the first generic pitavastatin calcium launched during the year ended December 31, 2023. The Company is focused on growing ZYPITAMAG® revenue throughout 2024 and beyond.

The Company recorded revenue of $9.6 million for the year ended December 31, 2023 compared to revenue of $7,8 million during the year ended December 31, 2022 pertaining to the Marley Drug in store and e-commerce pharmaceutical business. The growth in Marley Drug revenue during the current year is due to increased sales through its e-commerce platform, including increased sales of ZYPITAMAG® through both the online e-commerce platform and the legacy mail-order business, offset by lower reimbursements on insurance prescription sales by pharmacy benefit managers.

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAG®, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®.  Additionally, Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business, including its e-commerce platform.

AGGRASTAT® cost of goods sold for the year ended December 31, 2023 were $3 million compared to $3,4 million for the year ended December 31, 2022. AGGRASTAT® cost of goods sold for the year ended December 31, 2023 included $2.7 million related to product sold to end customers, and $277,000 relating to a write down of damaged inventory. Cost of goods sold for the year ended December 31, 2022 only consisted of product sold to customer. The decrease in cost of goods sold in the current year is the result of a decreased volume of product sold, and is consistent with the decrease in revenue, excluding the write-down of inventory.

ZYPITAMAG® cost of goods sold for year ended December 31, 2023 totaled $974,000 and includes $597,000 relating to product sold to the Company’s customers, $611,000 from amortization of the ZYPITAMAG® intangible assets, and a recovery of $234,000 relating to royalties on the sale of ZYPITAMAG®.  This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2022 of $1.2 million which was the result of $441,000 relating to product sold to the Company’s customers, $589,000 from amortization of the ZYPITAMAG® intangible assets, and $151,000 relating to royalties on the sale of ZYPITAMAG®.

The decrease in cost of goods sold for ZYPITAMAG® during the year ended December 31, 2023 in comparison to the same periods in the prior year is attributable to the conclusion of the Company’s royalty obligation on ZYPITAMAG®, in addition to the Company recognizing a recovery of royalties during the current period ended, offset by a higher volume of ZYPITAMAG® sold during the current year.

The cost of goods sold related to the Marley Drug business totaled $3.8 million for the year ended December 31, 2023, compared to $2.4 million for the year ended December 31, 2022. The increase in cost of goods sold during the current year  is the result of a  higher volume and nature of product sold through both the mail order and e-commerce platform during the current year.

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

Selling expenses for the year ended December 31, 2023 were $8.3 million compared to $7.9 million for the year ended December 31, 2022.

The increase in selling expenses during the current year is the result of is a result of inflationary increases from the Company’s third-party logistics services provider, in addition to higher selling expenses from the Marley Drug business, which corresponds with the increase in revenue noted during the current year.

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2023 were $4.1 million compared to $4.2 million for the year ended December 31, 2022.

The slight decrease in general and administration expenses during the year ended December 31, 2023 when compared to the year ended December 31, 2022 is related to the Company incurring less non-capitalized expenditures in the current year, in comparison to the prior year with regards to improvements made to the Marley Drug e-commerce platform, offset by higher share-based compensation during the current year, as a result of stock options which were granted during 2023.

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

Net research and development expenditures for the year ended December 31, 2023 totaled $2.4 million compared to $2.8 million for the year ended December 31, 2022. Research and development expenditures include costs associated with the Company’s on-going clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease in expenses during the year ended December 31, 2023 when compared to the year ended December 31, 2022 is primarily the result of the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the year ended December 31, 2023 primarily pertain to the MC-1 development project.

During the year ended December 31, 2023, the Company did not record any gains or losses relating to the revaluation of the contingent consideration pertaining to the Marley Drug acquisition, compared to a $346 gain on revaluation of the contingent consideration during the year ended December 31, 2022. As at December 31, 2023, there are no liabilities recorded on the consolidated financial statement of position with respect to contingent consideration stemming from the Marley Drug acquisition.

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.The Company has considered indicators of impairment as at December 31, 2023 and 2022 and the Company did not record any write-down of intangible assets during the years ended December 31, 2023 and 2022.

The Company had determined there were no indicators of impairment as at December 31, 2023.

Finance income for the year ended December 31, 2023 totaled $65,000 and primarily relates to interest income earned by the Company of $75,000, a recovery of accretion expense relating to the AGGRASTAT® royalty obligation of $36,000, offset by bank charges and interest charges stemming from the Company’s lease obligations of $47,000. Finance expense for the year ended December 31, 2022 totaled $206,000 and primarily relates to remeasurement of the of the Company’s AGGRASTAT® royalty obligation of $169,000 and accretion on the ZYPITAMAG® acquisition payable of $44,000.

The Company recorded a foreign exchange loss of $108,000 for the year ended December 31, 2023 compared to a foreign exchange gain of $52,000 for the year ended December 31, 2022. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company at the end of both periods.

For the year ended December 31, 2023, the Company recorded a net loss of $922,000 or $0.09 per share ($0.09 per share diluted) compared to net profit of $1.4 million or $0.13 per share ($0.13 per share diluted) for the year ended December 31, 2022.

As discussed above, the main factors contributing to net loss during the year ended December 31, 2023 compared to a net profit during the year ended December 31, 2022 were decreased AGGRASTAT® revenue, an increase in cost of goods sold as a result of an inventory write-down due to inventory damaged during shipment, partially offset by decreased research and development expenses primarily due to timing of research and development projects the Company is undertaking, in addition to a decrease in other income as a result of a revaluation gain the Company recorded in the prior year on its contingent consideration liability.

For the year ended December 31, 2023, the Company recorded a total comprehensive loss of $1.5 million compared to a total comprehensive income of $2.5 million for the year ended December 31, 2022. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

As at December 31, 2023, the Company had 10,436,313 common shares outstanding and 1,477,700 stock options, of which 332,700 were exercisable, to purchase common shares outstanding.

As at April 8, 2024, the Company had 10,436,313 common shares outstanding and 1,477,700 stock options, of which 332,700 were exercisable, to purchase common shares outstanding.

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

The Company recorded revenue of $7.8 million for the year ended December 31, 2022 compared to revenue of $6.9 million during the year ended December 31, 2021 pertaining to the Marley Drug in store and e-commerce pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2022 is the result of the Company launching its e-commerce platform during the year, in addition to favorable foreign exchange rates during the current year.

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

Cash from operating activities for the year ended December 31, 2023 was $2 million compared to cash from operating activities of $1.8 million for the year ended December 31, 2022. The increase in cash from operating activities is primarily due to less royalty payments made during the current year in comparison to prior year, in addition to a lower accounts receivable balance at year end, offset by a net loss during the current year compared to a net profit in the prior year.

Cash used in investing activities for the year ended December 31, 2023 was $270,000 compared to $310,000 for the year ended December 31, 2022.  The cash used in investing activities for the year ended December 31, 2023 consisted of only capitalized investments into Marley Drug’s e-commerce platform. The cash used in investing activities for the year ended December 31, 2022 related primarily to capitalized investments into Marley Drug’s e-commerce platform.

Cash used in financing activities for the year ended December 31, 2023 totaled $297,000 compared to $355,000 for the year ended December 31, 2022. The cash used in financing activities for the year ended December 31, 2023 related to repayments of the Company’s lease liabilities, offset by cash received from the exercise of stock options. Cash used in financing activities for the year ended December 31, 2022 consisted of only repayments made to the Company’s lease liabilities.

As at December 31, 2023, the Company had unrestricted cash totaling $6,4 million compared to $4.9 million as of December 31, 2022. As at December 31, 2023, the Company had working capital of $7.2 million compared to $6.5 million as at December 31, 2022.

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

As at December 31, 2023, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

D. Trend Information

Net AGGRASTAT® product sales for the year ended December 31, 2023 were $9.7 million compared to $11.7 million during the year ended December 31, 2022.

 The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current period, as the first generics of tirofiban hydrochloride launched during the year ended December 31, 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong. The Company's commercial team continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for year ended December 31, 2023 were $2.4 million compared to $3.6 million for the year ended December 31, 2022.

The Company traditionally sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. However, because of high wholesaler fees, limitations in market access and low reimbursement through commercial and government coverage, the Company has shifted its focus to market ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table. The decline in revenues in 2023 is due to increased wholesaler fees, increased credit addition to higher rebate payments to pharmacy benefit managers, and competition from the first generic pitavastatin calcium launched during the year ended December 31, 2023. The Company is focused on growing ZYPITAMAG® revenue throughout 2024 and beyond.

The Company recorded revenue of $9.6 million for the year ended December 31, 2023 compared to revenue of $7.8 million during the year ended December 31, 2022 pertaining to the Marley Drug in store and e-commerce pharmaceutical business. The growth in Marley Drug revenue during the current year is due to increased sales through its e-commerce platform, including increased sales of ZYPITAMAG® through both the online e-commerce platform and the legacy mail-order business, offset by lower reimbursements on insurance prescription sales by PBMs.

E. Critical Accounting Estimates

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2023:

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

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9 of the consolidated financial statements.

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

Accruals for returns, chargebacks, rebates and discounts

As of December 31, 2023, excluding Marley Drug, the Company has two commercially available products that generated revenue for the year, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight‑line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight‑line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight‑line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The costs of servicing the Company's patents and trademarks are expensed as incurred.

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

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority.  The Company and its subsidiaries have open tax years, primarily from 2011 to 2023, with significant taxing jurisdictions, including Canada, the United States and Barbados.  These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

F. Contractual Obligations

The following tables set forth the Company’s contractual obligations as of December 31, 2023:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2024	2025	2026	2027
Accounts Payable and Accrued Liabilities	$7,603	$7,603	$-	$-	$-
Income Taxes Payable	16	16	-	-	-
Lease Obligation	544	315	94	92	43
Purchase Agreement Commitments	2,620	2,620	-	-	-
Total	$10,783	$10,554	$94	$92	$43

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above:

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490,000 annually, based on current pricing. As at December 31, 2023, the Company had committed to acquiring €1,615,000 of AGGRASTAT® finished product inventory, which is scheduled to be received by the Company subsequent to year-end.

On December 28, 2022, the Company entered into a technology services agreement with its manufacturer of AGGRASTAT® as part of the Company’s decision to transfer the manufacturing of all strengths of AGGRASTAT® to one supplier. The total value of the commitment is €872,000 and is only due if certain milestones within the agreement are met. As at December 31, 2023, included within accounts payable and accrued liabilities on the consolidated statement of financial position is $382,000 in relation to the technology services agreement (2022 – $314,000).

During the year ended December 31, 2023 the Company renewed its business and administration services agreement with GVI - CDS, under which the Company is committed to pay $7,000 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials, and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017.  The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400,000 payable on final FDA approval, and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®.  The US$400,000 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN® and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by a counterparty, the Company terminated the contract and recorded a reversal of the US$400,000 that was recorded in accounts payable and accrued liabilities. As a result, a recovery of $491,000 was recorded within research and development expenses on the consolidated statement of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021.

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

As a part of the Birmingham debt settlement described in note 10 of the consolidated financial statements for the year ended December 31, 2023, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management has determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the product. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the year ended December 31, 2023 totaled $105,000 (2022 – $506,000)with payments made during the year ended December 31, 2023 of $256,000 (2022 – $1,056,000).

With the acquisition of ZYPITAMAG® , which was completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG® until a generic pitavastatin has been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company recognized a recovery through cost of goods sold of $234, which represented the accrued royalty expenditures relating to the sale of  ZYPITAMAG®, subsequent to the date in which the first generic pitavastatin received approval within the Company’s current sales territory. During the year ended December 31, 2022, the Company expensed $151,000 in royalties with regards to ZYPITAMAG® which is recorded within cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss). As at December 31, 2023, the Company does not have any amounts (2022 - $237,000) included within accounts payable and accrued liabilities on the consolidated statements of financial position.

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

As at December 31, 2023, the Company has identified the following potential claim:

Telephone Consumer Protection Act (“TCPA) Litigation

During the year ended December 31, 2023, a class action claim was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at December 31, 2023.

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

Gerald P. McDole, Mississauga, Ontario, Canada, MBA – Director

Mr. McDole is currently a director of one Canadian healthcare company.  Mr. McDole is Past President of AstraZeneca Canada Inc.  He was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole is a member of the Canadian Healthcare Marketing Hall of Fame and has been recognized by Canadian Healthcare Manager Magazine with the Who's Who in Healthcare Award in the pharmaceutical category. In recognition of Mr. McDole's outstanding contributions to the biotech and pharmaceutical industries, the University of Manitoba established The Gerry McDole Fellowship in Health Policy and Economic Growth. Mr. McDole holds a Bachelor of Science and a Certificate of Business Management from the University of Manitoba, an MBA from Simon Fraser University, and a Business Administration diploma from the University of Toronto. Subsequent to December 31, 2022, on February 1, 2023, Gerald McDole resigned as a director of the Company.

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

Brent Fawkes, Winnipeg, Manitoba, Canada - Director

Brent Fawkes is a Chartered Professional Accountant with over 30 years of experience in accounting and finance. Mr. Fawkes is currently the CFO of the McIvor group of companies and previously spent 27 years in the aerospace industry at one of the world’s largest independent providers of aerospace services, StandardAero.  Mr. Fawkes has experience in multiple oversight roles, and has an in-depth knowledge of external reporting, budgeting, financial planning, and treasury management.  He is a former board member of CAA Manitoba and CAA South Central Ontario.

James Kinley, Winnipeg, Manitoba, Canada – Director

James Kinley is a Chartered Professional Accountant ("CPA, CA") and is currently the Chief Financial Officer of a publicly traded, clinical stage drug development company, Algernon Pharmaceuticals Inc. (CSE: AGN). Mr. Kinley has over 15 years of experience in building, leading, and advising corporations through their daily operations as well as on complex restructurings, mergers, acquisitions, and capital markets transactions, including structuring and negotiating favorable terms with commercial and investment banks. Mr. Kinley was previously the Chief Financial Officer of Medicure Inc. for approximately ten years from 2011 to 2021.

Neil Owens – President and Chief Operating Officer

Dr. Neil Owens Ph.D. is responsible for implementing Medicure's strategic plans and overseeing day-to-day operations including the advancement and management of new and existing pharmaceutical products. Dr. Owens has worked with Medicure since 2014, serving in various positions of escalating responsibility within Medical Affairs, and most recently as Director, Scientific Affairs. His responsibilities have included providing scientific input and expertise to support manufacturing, product development and clinical studies, as well as KOL engagement and team management. Dr. Owens holds a Bachelor of Science and a Ph.D. in Chemistry from the University of Manitoba and has Postdoctoral experience with the European Institute of Chemistry and Biology (Bordeaux, France). His research background has focused on organic & medicinal chemistry, and the overall application of science towards solving health-related issues.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2023, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $50,000 in total fees paid or payable to Board members for attendance at meetings between January 1, 2023 and December 31, 2023. In addition, included within this amount were additional $5,000 payments to the chairs of the Audit and Finance Committee and Executive Compensation, and Corporate Governance Committee were paid an additional $5,000 each for services as committee chairs.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2023, there are no amounts included in accounts payable and accrued liabilities (2022 – $23,000) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Dr. Neil Owens serves the Company as President and Chief Operating Officer. For the year ended December 31, 2023 the President and Chief Operating Officer received a salary of $205,000.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6,250, increasing to $9,375 effective October 1, 2022. The aforementioned fee shall be reviewed annually on January 1, 2023. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2023, there are no amounts included within accounts payable and accrued liabilities (2022 – $20,000) payable to 10055098 Manitoba Limited as result of the consulting agreement. Any amounts payable to 10055098 Manitoba Ltd are unsecured, payable on demand and non-interest bearing.

Dr. Reuben Saba serves the Company as Vice-President, Clinical and Medical Affairs and received a salary of $151,000 for the year ended December 31, 2023.

During the year ended December 31, 2023, the Company paid directors a total of nil (December 31, 2022- nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attended and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

As at December 31, 2023, the Company had $10,000 in accrued compensation owing to the independent members of the Board of Directors relating to Directors fees (2022 - $12,000).

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

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, Gerald McDole, James Kinley, and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

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

Audit and Finance Committee

Pursuant to Section 171 of the Canada Business Corporations Act (the “Act”), the Company is required to have an Audit Committee. Section 171(1) of the Act requires the directors of a reporting corporation to elect from among their number a committee composed of not fewer than three directors, of whom a majority must not be officers or employees of the corporation or an affiliate of the corporation. Section 171(3) of the Act provides that, before financial statements are approved by the directors, they must be submitted to the audit committee for review. Section 171(4) of the Act provides that the auditor must be given notice of and has the right to appear before and to be heard at, every meeting of the audit committee, and must appear before the audit committee when requested to do so by the committee. Finally, section 171(5) of the Act provides that on the request of the auditor, the audit committee must convene a meeting of the audit committee to consider any matters the auditor believes should be brought to the attention of the directors or members.

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

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves

•

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

• The Company’s annual information form (“AIF”) if one is prepared and filed;

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

Following such review and discussion, if determined by the Committee, recommend to the Board that the annual financial statements be included in the Company's annual report.

Review and discuss with management and the independent auditor the adequacy of the Company's internal accounting and financial controls that management and the Board have established and the effectiveness of those systems and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

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

LIMITATION ON DUTIES OF AUDIT AND FINANCE COMMITTEE

In contributing to the Committee’s discharging of its duties under this charter, each member of the Committee shall be obliged only to exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.

ADOPTION OF CHARTER

This charter was originally adopted by the Board on August 23, 2004 and revised on January 17, 2012.

APPENDIX I

GLOSSARY OF TERMS

“Independent”means a director who has no direct or indirect material relationship with the Company or its subsidiaries.

A “material relationship”is a relationship which could, in the view of the Board of the Company, be reasonably expected to interfere with the exercise of the person’s independent judgment.

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

d) an individual whose child or stepchild shares a home with the individual or whose spouse, is a partner of the Company’s internal or external auditor or is an employee of the audit firm and participates in its audit, assurance, or tax compliance practice or who was within the last three years a partner or employee of the audit firm and personally worked on the Company’s audit within that time. For this purpose, “partner” does not include a fixed income partner;

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

For purposes hereof, “Company”includes Medicure Inc. and any subsidiaries thereof.

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

(3) Experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

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

(3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing, or evaluation of financial statements; or

(4) Other relevant experience.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 25 employees through Medicure as at December 31, 2023.  During the year ended December 31, 2023, the Company’s total employment was consistent from the previous year. The Company’s subsidiary, Medicure Pharma Inc. has one direct employee as at December 31, 2023, a decrease from the prior year. Additional, Marley Drug has 16 direct employees as at December 31, 2023, a slight increase from the prior year.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2023.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,690,827	(1)	25.78%
Common shares	Dr. Arnold Naimark	84,194		0.81%
Common shares	Peter Quick	73,150		0.70%
Common shares	Brent Fawkes	57,376		0.55%
Common shares	James Kinley	47,100		0.45%
Common shares	Dr. Neil Owens	6,400		0.06%
Common shares	Haaris Uddin	-		-
Common shares	Reuben Saba	-		-

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2023.  The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	15,000 7,500 9,000 175,000	$4.95 $1.90 $1.90 $1.25	June 26, 2024 July 7, 2024 March 27, 2025 February 1, 2033
Dr. Arnold Naimark	5,000 4,500 7,200 60,000	$4.95 $1.90 $1.90 $1.25	June 26, 2024 July 7, 2024 March 27, 2025 February 1, 2033
Peter Quick	5,000 4,500 7,200 60,000	$4.95 $1.90 $1.90 $1.25	June 26, 2024 July 7, 2024 March 27, 2025 February 1, 2033
Brent Fawkes	5,000 4,500 7,200 60,000	$4.95 $1.90 $1.90 $1.25	June 26, 2024 July 7, 2024 March 27, 2025 February 1, 2033
James Kinley	60,000	$1.25	February 1, 2033
Dr. Neil Owens	100,000 3,500 1,350 40,000 150,000	$4.95 $1.90 $1.90 $1.10 $1.25	June 26, 2024 July 7, 2024 March 27, 2025 July 30, 2026 February 1, 2033
Haaris Uddin	20,000 75,000	$1.20 $1.25	June 1, 2027 February 1, 2033
Reuben Saba	30,000 7,500 20,000 100,000	$4.95 $1.90 $1.10 $1.25	June 26, 2024 July 7, 2024 July 30, 2026 February 1, 2033

On February 1, 2023, the Company announced that it has granted stock options to certain directors, officers and employees of the Company to purchase a total of 1,205,000 common shares at a price of $1.25 per common share. The stock options are exercisable for a period of ten years and have been granted in accordance with the terms of the Company’s current stock option plan.  The grant of stock options is subject to the approval of the TSX Venture Exchange.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2023, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.  The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen	2,690,827	(1)	25.78%
Common shares	MM Asset Management Inc.	2,410,567		23.10%

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

As of December 31, 2023, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,959,047 (or 28.35% of common shares).

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

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month. The aforementioned monthly fee shall be reviewed at January 1, 2023, and then annually thereafter on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2023, there are no amounts included in accounts payable and accrued liabilities (2022 – $23,000) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6,250, increasing to $9,938 effective March 1, 2023. The aforementioned fee shall be reviewed annually on January 1, 2023. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2023, there are no amounts included within accounts payable and accrued liabilities (2022 – $20,000) payable to 10055098 Manitoba Limited as result of the consulting agreement. Any amounts payable to 10055098 Manitoba Ltd are unsecured, payable on demand and non-interest bearing.

During the year ended December 31, 2023, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85,000 (2022 – $85,000) for business administration services, $222,000 (2022 – $229,000) in rental costs, $36,000 (2022 – $34,000) for information technology support services, and $318,000 (2022 – $254,000) for clinical research services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the year ended December 31, 2023, the Company paid CanAm $7,000 (2022 – $4,000) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2023, included in accounts payable and accrued liabilities is $57,000 (2022 – $15,000) payable to GVI-CDS. This amount is unsecured, payable on demand and non-interest bearing.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263) as at and for the years ended December 2023, 2022 and 2021.

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

Not applicable.

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

Section 4.18 of By-Law No.1A of the Company (the “By-Law”) provides that a director shall not be disqualified by reason of his office from contracting with the Company or a subsidiary thereof. Subject to the provisions of the Canada Business Corporations Act(the “Act”), a director shall not by reason only of his office be accountable to the Company or its shareholders for any profit or gain realized from a contract or transaction in which he has an interest. Such contract or transaction shall not be voidable by reason only of such interest, or by reason only of the presence of a director so interested at a meeting, or by reason only of his presence being counted in determining a quorum at a meeting of the directors at which such a contract or transaction is approved, provided that a declaration and disclosure of such interest shall have been made at the time and in the manner prescribed by section 120 of the Act, and the director so interested shall have refrained from voting as a director on the resolution approving the contract or transaction (except as permitted by the Act) and such contract shall have been reasonable and fair to the Company and shall have been approved by the directors or shareholders of the Company as required by section 120 of the Act.

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

Not applicable

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

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2023, and does not expect that it will be a PFIC for the taxable year ending December 31, 2024.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2023, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2024, or any subsequent taxable year.

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2023 and December 31, 2022, and based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2024.   The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2024, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

J. Annual Report to Security Holders

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar.  Its wholly-owned operating subsidiaries primary currency of operations is the US dollar.  The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2023, it is estimated that approximately 90% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar.  To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues.  Based on the net exposures as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net loss of approximately $162,000 (2022 – $162,000).

The Company is also exposed to currency risk on the Euro and had an accounts payable balance of €396,000 at December 31, 2023 (2022 - €369,000). Based on that exposure, as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in an increase or decrease, respectively, of $26,000 (2022 - $27,000) on the Company’s net loss.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures, as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.  We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2023, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was effective as at December 31, 2023.

In prior years, management has concluded that the Company’s ICFR had not been effective, as a result, management has included the remediation activities completed over the Company’s ICFR below during the current year, see Changes in Internal Control over Financial Reporting and Planned Remediation Activities section below.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Certain remedial measures were undertaken in the second quarter of 2022 that resulted in an effective control design over the Company’s accounting and reporting for complex and non-routine transactions, including income tax transactions. These remedial measures include hiring a new CFO with a Chartered Professional Accountant (CPA) designation and has experience with previous financial reporting experience in the life sciences industry, in addition to previous experience working as an external auditor. In addition, the Company also hired a Controller with a CPA designation, who reports directly to the CFO. The Company also hired a Financial Analyst to oversee the accounting for complex estimates for provisions relating to accrued chargebacks, accrued rebates and accrued returns. While the steps taken significantly improved the control design over the areas of the material weaknesses, the Company was unable to conclude that these controls were operationally effective due as at December 31, 2022, due to the insufficient period of time between when the material weaknesses were addressed with appropriate controls, and the end of the Company’s fiscal year. During the year ended December 31, 2023, the Company had sufficient time to test and review the controls put in place during 2022, and as a result the Company concluded that the material weaknesses identified during the year ended December 31, 2021 have been fully remediated within the current year.

ITEM 16. RESERVED

Not applicable

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

As at December 31, 2023, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

ITEM 16 B. CODE OF ETHICS

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

ITEM 16 C.PRINCIPAL ACCOUNTANT FEES AND SERVICES.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by Ernst & Young LLP and is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees	2023	2022
	$232,000	$227,000
Audit fees consist of fees billed for the audit of the Company’s annual financial statements.
(b) Audit-related fees	2023	2022
	$-	$-
Audit-related fees consist of fees billed for accounting consultations.
(c) Tax fees	2023	2022
	$-	$-

(d) All other fees	2023	2022
	$-	$-

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 29, 2020, the Company announced that the TSX Venture Exchange ("TSXV") has accepted the Company's notice of intention to make a normal course issuer bid ("NCIB").

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

There were no purchases of common shares during the year ended December 31, 2023 or December 31, 2022.

ITEM 16 F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16 H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16 J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16 K. CYBERSECURITY

Risk Management and Strategy

The Company’s cybersecurity approach strives to adequately protect information, systems, assets, physical locations, and people. From a business perspective, this means protecting key information assets and complying with applicable international and national privacy laws, information security policies and contractual obligations. The Company’s Protecting Intellectual Property (IP) and Assets Policy, adopted in 2019, defines the information security management objectives and principles, including information regarding data privacy, and aims to provide an effective, consistent level of company-wide data privacy and data protection. In addition, during the year ended December 31, 2023, the Company added additional security measures with respect to access controls on its file sharing servers, and also had a cybersecurity risk assessment completed. The Company also enrolled in cybersecurity insurance during the year ended December 31, 2023, to better safeguard any information in the event the Company were to incur a cyber attack. The Company also contracts an Information Technology Specialist (“IT Specialist”) to regularly monitor and improve the Company’s network security.

In 2023, the Company did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including the Company’s business strategy, results of operations or financial condition. Despite the efforts, the Company cannot eliminate all risks from cybersecurity threats, or provide assurance that there have not been any undetected cybersecurity incidents.

Cybersecurity Governance

The Chief Operating Officer (“COO”) is responsible for assessing and managing the Company’s material risks from cybersecurity threats. This includes reviewing the Company’s information security capabilities, reporting data privacy issues to the Company’s executive team, and supporting the Company’s contracted IT Specialist in obtaining the resources it needs. The COO’s extensive experience in risk management, operations, and corporate governance, with over 10 years of experience in the pharmaceutical industry in particular, are critical to the management of cyber and information security at the Company.

The COO is supported by the contracted IT Specialist, who provides recommendations to the Company’s executive team with respect to security strategy, operations, and policy development and implementation. The IT Specialist contracted by the Company has over 28 years of experience with information technology security.

Data privacy matters fall under the purview of the Company’s Compliance Officer, who ensures the Company’s regulatory requirements under security legislation such as Health Insurance Portability and Accountability Act (“HIPAA”) are appropriate followed by employees of the Company. The Compliance Officer also provides mandatory online training on various topics, which all employees are required to complete. The Compliance Officer in addition to the COO and IT Specialist ensure access to HIPAA information is protected and secured as required by the HIPAA security regulations.

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

Year ended December 31, 2023

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

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non‑management Directors is appointed by the Board.  The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2023, 2022 and 2021, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2023, 2022 and 2021. The report from Ernst & Young LLP follows.

/s/ Albert Friesen	/s/ Haaris Uddin
Dr. Albert D. Friesen	Haaris Uddin
Chief Executive Officer	Chief Financial Officer

April 08, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicure Inc. [the “Company”] as of December 31, 2023 and 2022, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

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

Assessment of accrual for chargebacks

Description of the matter

As described in note 3[e] to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals and pharmacies at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The accruals are calculated using historical experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2023.

Auditing the estimated chargeback accruals is complex and judgmental due to the level of uncertainty involved in management’s estimate for products that remains in the wholesaler distribution channel as at December 31, 2023, and to the extent of product sales that are expected to be subject to chargebacks and pricing differences.

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

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Winnipeg, Canada
April 8, 2024

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars)

As at December 31	Note		2023	2022
Assets
Current assets:
Cash and cash equivalents			$6,369	$4,857
Accounts receivable	5		4,794	5,635
Inventories	6		2,900	3,221
Prepaid expenses			1,143	1,134
Total current assets			15,206	14,847
Non‑current assets:
Property and equipment	7		736	1,187
Intangible assets	8		8,940	10,624
Goodwill	9		3,102	3,177
Other assets	4		75	63
Total non‑current assets			12,853	15,051
Total assets			$28,059	$29,898
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities			$7,603	$7,128
Royalty obligation	10		-	179
Acquisition payable	8		-	677
Income taxes payable	14		16	60
Current portion of lease obligations	11		315	346
Total current liabilities			7,934	8,390
Non‑current liabilities
Lease obligations	11		229	503
Total non‑current liabilities			229	503
Total liabilities			8,163	8,893
Equity:
Share capital	13	(b)	81,014	80,917
Contributed surplus			10,723	10,476
Accumulated other comprehensive loss			(5,989)	(5,458)
Deficit			(65,852)	(64,930)
Total equity			19,896	21,005
Total liabilities and equity			$28,059	$29,898
Commitments and contingencies	16	(a)&16(d)

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note		2023	2022	2021
Revenue, net
Product sales, net			$21,694	$23,065	$21,744
Cost of goods sold	6 & 8		7,705	6,990	9,032
Gross profit			13,989	16,075	12,712

Expenses
Selling	18		8,306	7,935	10,312
General and administrative	18		4,131	4,193	2,697
Research and development	18		2,406	2,754	1,796
			14,843	14,882	14,805

Other Income:
Other Income	4		-	(346)	(1,828)
			-	(346)	(1,828)
Finance costs:
Finance (income) expense, net	10 & 15		(65)	206	525
Foreign exchange loss (gain), net			108	(52)	(31)
			43	154	494
Net (loss) income before income taxes			$(897)	$1,385	$(759)
Income tax recovery (expense)
Current	14		(25)	(20)	32
Deferred	14		-	-	-
			(25)	(20)	32
Net (loss) profit			$(922)	$1,365	$(727)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:			(531)	1,182	(143)

Comprehensive Income (loss)			$(1,453)	$2,547	$(870)

Earnings (loss) per share
Basic	13	(d)	$(0.09)	$0.13	$(0.07)
Diluted	13	(d)	$(0.09)	$0.13	$(0.07)

 See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars)

	Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2022			$80,917	$10,476	(5,458)	(64,930)	$21,005
Net loss for the year ended December 31, 2023			-	-	-	(922)	(922)
Other comprehensive loss for the year ended December 31, 2023			-	-	(531)	-	(531)
Transactions with owners, recorded directly in equity
Stock options exercised	13	(c)	97	(41)	-		56
Share-based compensation	13	(c)	-	288	-	-	288
Total transactions with owners			97	247	-	-	344
Balance, December 31, 2023			$81,014	$10,723	$(5,989)	$(65,852)	$19,896

(continued on next page)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

	Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2021			$80,917	$10,429	$(6,640)	$(66,295)	$18,411
Net profit for the year ended December 31, 2022			-	-	-	1,365	1,365
Other comprehensive Income for the year ended December 31, 2022			-	-	1,182	-	1,182
Transactions with owners, recorded directly in equity
Share-based compensation	13	(c)	-	47	-	-	47
Total transactions with owners			-	47	-	-	47
Balance, December 31, 2022			$80,917	$10,476	$(5,458)	$(64,930)	$21,005

	Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2020			$80,917	$10,294	$(6,497)	$(65,568)	$19,146
Net profit for the year ended December 31, 2021			-	-	-	(727)	(727)
Other comprehensive Income for the year ended December 31, 2021			-	-	(143)	-	(143)
Transactions with owners, recorded directly in equity
Share-based compensation	13	(c)	-	135	-	-	135
Total transactions with owners			-	135	-	-	135
Balance, December 31, 2021			$80,917	$10,429	$(6,640)	$(66,295)	$18,411

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

For the year ended December 31	Note		2023	2022	2021
Cash (used in) provided by:
Operating activities:
Net (loss) profit for the year			$(922)	$1,365	$(727)
Adjustments for:
Current income tax expense (recovery)	14		25	20	(32)
Amortization of property and equipment	7		434	461	406
Amortization of intangible assets	8		1,736	1,594	2,739
Share‑based compensation	13	(c)	288	47	135
Write-down of inventories	6		277	38	1,339
Change in fair value of contingent consideration	4		-	(346)	(1,803)
Finance (income) expense, net	15		(65)	190	525
Unrealized foreign exchange loss (gain)			108	(52)	(31)
Change in the following:
Accounts receivable			760	(864)	593
Inventories			(31)	166	471
Prepaid expenses			(26)	(194)	305
Other assets			-	(2)	99
Accounts payable and accrued liabilities			(236)	568	20
Interest received (paid), net	15		48	(16)	49
Income taxes paid, net	14		(61)	(91)	-
Royalties paid	16	(c)	(256)	(1,056)	(99)
Cash flows from operating activities			2,079	1,828	3,989
Investing activities:
Repayment of holdback payable	4		-	-	(1,876)
Acquisition of property and equipment	7		-	(14)	(377)
Acquisition of intangible assets	8		(270)	(296)	(441)
Cash flows (used in) from investing activities			(270)	(310)	(2,694)
Financing activities:
Repayment of lease liability	11		(353)	(355)	(316)
Stock options exercised	13	(c)	56	-	-
Cash flows used in financing activities			(297)	(355)	(316)
Foreign exchange loss on cash held in foreign currency			-	-	(1)
Increase (decrease) in cash			1,512	1,163	978
Cash and cash equivalents, beginning of period			4,857	3,694	2,716
Cash and cash equivalents, end of year			$6,369	$4,857	$3,694

 See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

1.  Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its common shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's common shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2‑1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non‑Q‑wave myocardial infarction.

In September 2019, the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition, the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018, ZYPITAMAG® was made available in retail pharmacies throughout the United States.

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

(a)Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 08, 2024.

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

(d)Use of estimates and judgments

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2023:

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

3.  Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc. and Medicure Pharma Europe Limited. Beginning on December 17, 2020, Marley Drug, Inc., became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period‑end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(c) Financial instruments (continued)

(i) Financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, accounts receivable and other assets are classified within this category.

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

3. Material accounting policies (continued)

(c) Financial instruments (continued)

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

3. Material accounting policies (continued)

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

(e)   Revenue from contracts with customers

As of December 31, 2023, excluding Marley Drug, the Company has two commercially available products that generated revenue for the year ended December 31, 2023, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

3. Material accounting policies (continued)

(g) Inventories

Inventories consist of unfinished product (raw material in the form of active pharmaceutical ingredients and packaging materials) and finished commercial product, which are available for sale either to wholesale, pharmacy and hospital customers or through Marley Drug direct to patients, and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first‑in, first‑out principle, and includees expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

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

(h) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day‑to‑day servicing of property and equipment are recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

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

3. Material accounting policies (continued)

(i) Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight‑line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight‑line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight‑line basis over a period of seven to twelve years.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The costs of servicing the Company's patents and trademarks are expensed as incurred.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(l) Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non‑financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit (“CGU”), exceeds its recoverable amount. Impairment losses are recognized in net profit (loss) and comprehensive profit (loss). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

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

(m) Employee benefits

(i) Short-term employee benefits

Short‑term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share‑based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non‑market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non‑market performance conditions at the vesting date. For share‑based payment awards with non‑vesting conditions, the grant date fair value of the share‑based payment is measured to reflect such conditions and there is no true‑up for differences between expected and actual outcomes.

Share‑based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity‑settled share‑based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share‑based payment.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(n) Finance income and finance costs

Finance costs comprise interest expense on borrowings, which are recognized in net profit (loss) and comprehensive profit (loss) using the effective interest rate method and accretion on the royalty obligation, offset by any finance income, which consists of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

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

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(o) Income taxes (continued)

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2023, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

(q) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

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

3. Material accounting policies (continued)

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(s) Adoption of new accounting policies

Amendments to IAS 1, Presentation of Financial Statements [“IAS 1”] and IFRS Practice Statement [“PS”] 2, Making Materiality Judgments

In February 2021, amendments were issued to IAS 1 and IFRS PS 2, which provide guidance and examples to help entities apply materiality judgment to accounting policy disclosures. Specifically, the amendments aim to:

•	Replace the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies; and

•	To add guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.

These amendments are effective for annual periods beginning on or after January 1, 2023. The Company’s adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors [“IAS 8”]

In February 2021, amendments were issued to IAS 8, in which it introduces a new definition of “accounting estimates.” The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments are effective for annual periods beginning on or after January 1, 2023. The Company’s adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

(t) New standard not yet adopted

Amendments to International Accounting Standard (“IAS”) 1:

In January 2020 and October 2022, amendments were issued to IAS 1, which provide requirements for classifying liabilities as current or non-current. Specifically, the amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification; and

•	Disclosures

The amendments must be applied retrospectively for annual reports beginning after January 1, 2024. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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

During the year ended December 31, 2021, the Company released the holdback payable amount to the seller, less $25 in legal fees incurred, as the remaining outstanding state licenses had been effectively transferred to the Company. The $25 withheld from the holdback payment has been recorded within other income on the consolidated statements of net income (loss) and comprehensive income (loss).

As well, the purchase agreement included contingent consideration of additional payments to the seller based on the achievement of certain future performance targets of Marley Drug. The first contingent consideration (“One-Year-Payment”) is based on a one-year revenue target up to USD$1.7 million based on Marley Drug’s historical revenues. The second contingent consideration (“Earn Out Payments”) is based on certain revenue milestone targets over a two-year period within Marley Drug. The contingent consideration period commences on the successful transfer of all licenses, unless it is triggered early by the seller. The One-Year Payment on the date of acquisition was originally recorded within current portion of contingent consideration on the consolidated statements of financial position with an estimated fair value of $1,922. The Earn Out Payments had been recorded within contingent consideration on the consolidated statements of financial position with an estimated fair value of $51. The fair value of the contingent consideration was estimated using probability weighted scenarios and a discount rate of 12%.

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

During the year ended December 31, 2022, neither the One Year Payment or the Earn Out Payments targets were met; as a result, management recognized a gain of $346 through other income. At December 31, 2023 and December 31, 2022, the Company does not have any balances recorded pertaining to the short-term and long-term contingent consideration payable balance.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

5. Accounts receivable

As at December 31	2023	2022
Trade accounts receivable	$4,426	$5,525
Other accounts receivable	368	110
	$4,794	$5,635

As at December 31, 2023, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 94% in aggregate (Customer A – 32%, Customer B – 16%, Customer C – 46%).

As at December 31, 2022, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 97% in aggregate (Customer A – 41%, Customer B – 19%, Customer C – 37%).

During the year ended December 31, 2023, the Company did not record any write-offs of accounts receivable (2022 – $218; 2021 – $305). Write-offs in the prior years related to pricing adjustments on sales which were deemed to be uncollectible account receivable balances. The write-off expense during the prior years has been included within general and administrative expenses on the consolidated statement of net income (loss) and comprehensive income (loss).

6. Inventories

As at December 31	2023	2022
Finished commercial product available for sale	$2,048	$2,365
Finished retail pharmacy product available for sale	306	267
Unfinished product and packaging materials	546	589
	$2,900	$3,221

Inventories expensed as part of cost of goods sold during the year ended December 31, 2023 amounted to $7,051 (2022 – $6,211; 2021 – $5,790). During the year ended December 31, 2023, the Company wrote off inventory of $277 (2022 – $38; 2021 – $1,339) that had expired or was otherwise unusable through cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss).

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

7. Property and equipment

Cost	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2021	$909	$182	$1,907	$2,998
Additions	-	-	56	56
Disposals	-	-	(70)	(70)
Effect of movements in exchange rates	39	1	37	77
At December 31, 2022	$948	$183	$1,930	$3,061
Effect of movements in exchange rates	(14)	(1)	(15)	(30)
At December 31, 2023	$934	$182	$1,915	$3,031

Accumulated amortization	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2021	$431	$171	$785	$1,387
Amortization	158	2	301	461
Effect of movements in exchange rates	16	-	10	26
At December 31, 2022	$605	$173	$1,096	$1,874
Amortization	125	2	307	434
Effect of movements in exchange rates	(6)	(1)	(6)	(13)
At December 31, 2023	$724	$174	$1,397	$2,295

Carrying amounts	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2022	$343	$10	$834	$1,187
At December 31, 2023	$210	$8	$518	$736

During the year ended December 31, 2023, amortization of property and equipment totaling $13 and $421 (2022 – $13 and $448; 2021 – $13 and $393) is within selling expenses and general and administrative expenses, respectively, on the consolidated statements of net income (loss) and comprehensive income (loss).

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets

Cost	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2021	$1,176	$24,334	$4,549	$5,547	$446	$36,052
Additions	-	-	-	-	296	296
Effect of movements in exchange rates	80	1,662	311	379	39	2,471
At December 31, 2022	$1,256	$25,996	$4,860	$5,926	$781	$38,819
Additions	-	-	-	-	270	270
Effect of movements in exchange rates	(29)	(610)	(114)	(139)	(20)	(912)
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177

Accumulated amortization	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2021	$175	$19,123	$4,107	$1,435	$-	$24,840
Amortization	172	589	50	709	74	1,594
Effect of movements in exchange rates	19	1,330	284	126	2	1,761
At December 31, 2022	$366	$21,042	$4,441	$2,270	$76	$28,195
Amortization	178	611	52	735	160	1,736
Effect of movements in exchange rates	(12)	(506)	(105)	(68)	(3)	(694)
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237

Carrying amounts	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software	Total
At December 31, 2022	$890	$4,954	$419	$3,656	$705	$10,624
At December 31, 2023	$695	$4,239	$358	$2,850	$798	$8,940

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition, $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®.  The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® license to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG® license is 7.1 years as at December 31, 2023.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets (continued)

The Company had determined there were no indicators of impairment as at December 31, 2023.

Intangible assets pertaining to AGGRASTAT® were fully amortized.

For the year ended December 31, 2023, amortization of intangible assets totaling $611 (2022 - $589 and 2021 - $1,841) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible assets. In addition, for the year ended December 31, 2023, $1,125 (2022 - $1,005 and 2021 – $897) of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2021	$2,974
Effects of movements in exchange rates	203
At December 31, 2022	$3,177
Effects of movements in exchange rates	(75)
At December 31, 2023	$3,102

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use for the year ended December 31, 2023.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2023, was 13.40%.

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

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the value in use assessment completed at December 31, 2023 was approximately 2%.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

10. Royalty obligation

On July 18, 2011, the Company settled its then-existing long‑term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and due to the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result the carrying value for the royalty obligation as at December 31, 2023 was nil (2022 - $179). The net change in the royalty obligation for the year ended December 31, 2023 is a recovery of $37 (2022 – $169 expense; 2021 – $262 expense) and is recorded within finance (income) expense on the consolidated statements of net (loss) income and comprehensive (loss) income. Royalties for the year ended December 31, 2023 totaled $105 (2022 – $506; 2021 – $464) with payments made during the year ended December 31, 2023 of $256 (2022 – $1,056; 2021 – $99).

11. Lease obligations

Effective November 1, 2014, the Company entered into a sub‑lease with GVI Clinical Development Solutions (“GVI - CDS”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018, at a rate of $306 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub‑lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with a 28-month renewal period available. Effective June 1, 2022, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $222 per annum, ending October 31, 2024. The discount rate used by the Company in calculating the right-of-use asset is 5%.

In connection with the acquisition of Marley Drug, the Company acquired a lease obligation and corresponding right-of-use asset. The lease is for Marley Drug’s 3,280 square foot retail space. The original lease was signed in May of 2006 for a period of ten years with two five-year extension periods. An addendum to the lease allowed for the first extension which was used starting April 1, 2017, with the second five-year extension available for an additional five years to April 2027. The current rate in the lease is $87 per annum. The discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset is 3%. Effective June 1, 2022, the Company renewed its lease for Marley Drug at a rate of $97 per annum for a period of five years. The discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset was 5% as part of the lease modification.

	Incremental borrowing rate %	Maturity	2023	2022
Current	3.00 - 5.00	2023	$315	$346
Non-current	3.00 - 5.00	2024 - 2027	229	503
Lease liability			$544	$849

During the year ended December 31, 2023, the Company paid a total of $353 (2022 - $355) in lease payments, resulting from the lease obligations indicated above.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

12. Government assistance

During the year ended December 31, 2023, the Company did not record any government assistance resulting from the Canada Emergency Wage Subsidy (2022 – nil; 2021 - $402). The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021.

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

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2021	10,251,313	$80,917
Balance, December 31, 2022	10,251,313	$80,917
Balance, December 31, 2023(1)	10,436,313	$81,014

(1) During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

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

Changes in the number of options outstanding during the year ended December 31, 2023 is as follows:

Year ended December 31, 2023	Options	Weighted average exercise price
Balance, beginning of year	638,400	$3.05
Granted	1,205,000	1.25
Exercised	(185,000)	0.30
Forfeited, cancelled or expired	(180,700)	(4.76)
Balance, end of year	1,477,700	$1.72
Options exercisable, end of year	332,700	$3.32

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital stock (continued)

(c) Stock option plan (continued):

Changes in the number of options outstanding during the years ended December 31, 2022 and 2021 are as follows:

Year ended December 31	2022		2021
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	807,150	$3.73	1,326,958	$3.67
Granted	20,000	1.20	90,000	1.10
Forfeited, cancelled or expired	(188,750)	(5.77)	(609,808)	(2.99)
Balance, end of period	638,400	$3.05	807,150	$3.73
Options exercisable, end of period	602,400	$2.93	706,750	$3.49

Options outstanding at December 31, 2023 consist of the following:

Range of exercise prices	Number outstanding	Weighte daverage remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	2.58 years	$1.10	60,000
$1.11 - $1.50	1,165,000	8.99 years	$1.20	20,000
$1.51 ‑ $3.00	77,700	1.00 years	$1.90	77,700
$3.01 - $4.95	175,000	0.49 years	$4.95	175,000
$1.10 ‑ $4.95	1,477,700	7.30 years	$1.72	332,700

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2023 is $288 (2022 – $47; 2021 – $135). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the options granted during the years ended December 31, 2023, 2022 and 2021 was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model with the inputs detailed below:

Years ended December 31:	2023	2022	2021
Expected option life	4.6 years	4.6 years	4.6 years
Risk-free interest rate	2.99%	2.63%	0.75%
Dividend yield	nil	nil	nil
Expected volatility	60.92%	73.85%	69.03%

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital stock (continued)

(d) Per share amounts

The following table reflects the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2023, 2022 and 2021:

Year ended December 31	2023	2022	2021
Basic net income (loss) per share	$(0.09)	$0.133	$(0.07)
Diluted income (loss) per share	$(0.09)	$0.131	$(0.07)

The following table reflects the loss used in the basic and diluted loss per share computations for the years ended December 31, 2023, 2022 and 2021:

Year ended December 31	2023	2022	2021
Net profit (loss)	$(922)	$1,365	$(727)

The following table reflects the share data used in the denominator of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2023, 2022 and 2021:

Year ended December 31	2023	2022	2021
Weighted average shares outstanding for basic earnings (loss) per share	10,436,313	10,251,313	10,251,313
Weighted average shares outstanding for diluted earnings (loss) per share	10,436,313	10,436,313	10,251,313

Effects of dilution from 1,225,000 stock options (2022 – 453,400; 2021 – 807,150) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2023 as they are anti-dilutive.

14. Income taxes

The Company recorded income tax expense for the year ended December 31, 2023 totaling $25 (2022 – $20; 2021 – recovery of $32) and did not recognize any deferred income tax expense for the year ended December 31, 2023 (2022 – nil; 2021 - nil).

As at December 31, 2023 and 2022, deferred tax assets have not been recognized with respect to the following timing differences. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2023	2022
Deferred tax assets
Scientific research and experimental development	$3,358	$3,358
Non-capital losses	3,308	3,147
Other	430	839
Total deferred tax assets	$7,096	$7,344

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14. Income taxes (continued)

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net profit (loss) for the years ended December 31, 2023, 2022 and 2021 to the income tax expense is as follows:

Year ended December 31	2023	2022	2021
Profit (loss) for the year
Canadian	$(1,654)	$(1,217)	$(1,195)
Foreign	732	2,602	436
	$(922)	$1,385	$(759)

Year ended December 31	2023	2022	2021
Canadian federal and provincial income taxes at 27% (2022 – 27%; 2021 – 27%)	$249	$(374)	$205
Permanent differences and other items	197	274	165
Fair value adjustments	318)	100	453
Foreign tax rate in foreign jurisdictions	94	390	(167)
Change in unrecognized deferred tax assets	(247)	(410)	(624)
(Expense) recovery	$(25)	$(20)	$32

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (5.50%), Ireland (12.50%) and the United States (21.00% - 23.50%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2023, the Company has the following Canadian losses available for application in future years:

2037	$5,275
2040	2,774
2041	969
2042	1,664
2043	498
$11,180

At December 31, 2023, the Company has the following Barbados losses available for application in future years:

2028	$1,348
2029	3,927
$5,275

As at December 31, 2023, the Company has $16 (2022 - $60)  included as income taxes payable on its consolidated statements of financial position.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

15. Finance income (expense)

During the years ended December 31, 2023, 2022 and 2021 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2023	2022	2021
Interest income	$75	$10	$78
Remeasurement of royalty obligation	37	(169)	(262)
Accretion of acquisition payable	-	(44)	(96)
Change in fair value of contingent consideration	-	-	(178)
Bank charges and other interest	(27)	(26)	(29)
Finance expense from lease obligation	(20)	23	(38)
	$65	$(206)	$(525)

During the years ended December 31, 2023, 2022 and 2021, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2023	2022	2021
Interest received	$75	$10	$78
Other interest, net and banking fees	(27)	(26)	(29)
	$48	$(16)	$49

16. Commitments and contingencies

(a) Commitments

As at December 31, 2023, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2024	$2,620
$2,620

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually, based on current pricing. As at December 31, 2023, the Company had committed to acquiring €1,615 of AGGRASTAT® finished product inventory, which is scheduled to be received by the Company subsequent to year-end.

On December 28, 2022, the Company entered into a technology services agreement with its manufacturer of AGGRASTAT® as part of the Company’s decision to transfer the manufacturing of all strengths of AGGRASTAT® to one supplier. The total value of the commitment is €872, and is only due if certain milestones within the agreement are met. As at December 31, 2023, included within accounts payable and accrued liabilities on the consolidated statement of financial position is $382 in relation to the technology services agreement (2022 – $314).

During the year ended December 31, 2023 the Company renewed its business and administration services agreement with GVI - CDS, as described in note 17(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

16. Commitments and contingencies (continued)

(a) Commitments (continued)

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval, and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN® and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400 that was recorded in accounts payable and accrued liabilities. As a result, a recovery of $491 was recorded within research and development expenses on the consolidated statement of net income (loss) and comprehensive income (loss) for the year ended December 31, 2021.

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

(c) Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management has determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the product. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the year ended December 31, 2023 totaled $105 (2022 – $506; 2021 – $464) with payments made during the year ended December 31, 2023 of $256 (2022 – $1,056; 2021 – $99).

With the acquisition of ZYPITAMAG® (note 8), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAG®until a generic pitavastatin has been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company recognized a recovery through cost of goods sold of $234, which represented the accrued royalty expenditures relating to the sale of ZYPITAMAG®, subsequent to the date in which the first generic pitavastatin received approval within the Company’s current sales territory. During the year ended December 31, 2022, the Company expensed $151 (2021 - $62) in royalties with regards to ZYPITAMAG® which is recorded within cost of goods sold on the consolidated statements of net income (loss) and comprehensive income (loss). As at December 31, 2023, the Company does not have any amounts (2022 - $237) included within accounts payable and accrued liabilities on the consolidated statements of financial position.

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

As of December 31, 2023, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

During the year ended December 31, 2023, a class action claim was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at December 31, 2023.

17. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2023	2022	2021
Salaries, fees and short-term benefits	$633	$595	$662
Share-based payments	164	38	50
	$797	$633	$712

As at December 31, 2023, the Company had $10 owing to members of the Company’s Board of Directors (2022 – $12) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

(b)   Transactions with related parties

Directors and key management personnel control 28% of the voting shares of the Company as at December 31, 2023 (2022 – 28%).

During the year ended December 31, 2023, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85 (2022 – $85; 2021 – $85) for business administration services, $222 (2022 – $229; 2021 – $238) in rental costs, $36 (2022 – $34; 2021 – $34) for information technology support services, and $318 (2022 – $254; 2021 – $315) for clinical research services. As described in note 16(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the year ended December 31, 2023, the Company paid CanAm $7 (2022 – $4; 2021 – $9) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2023, included in accounts payable and accrued liabilities is $57 (2022 – $15) payable to GVI-CDS. This amount is unsecured, payable on demand and non-interest bearing.

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

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement, and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2023, there are no outstanding amounts (2022 - $23) payable to ADF Family Holding Corp. as a result of this consulting agreement. Any amounts payable to ADF Family Holding Corp are unsecured, payable on demand and non-interest bearing.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer for a monthly rate of $6, increasing to $9 effective October 1, 2022. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2023, , there are no outstanding amounts (2022 - $20) payable to 10055098 Manitoba Limited. Any amounts payable to 10055098 Manitoba Ltd. are unsecured, payable on demand and non-interest bearing.

18. Expenses by nature

Expenses incurred for the years ended December 31, 2023, 2022 and 2021 are as follows:

Year ended December 31	2023	2022	2021
Personnel expenses
Salaries, fees and short-term benefits	$4,170	$4,969	$4,513
Share‑based payments	288	47	135
	4,458	5,016	4,648
Amortization	2,170	2,057	3,132
Research and development	2,101	2,278	1,547
Manufacturing	261	163	249
Inventory material costs	7,051	6,211	5,790
Write-down of inventory	277	38	1,339
Medical affairs	27	117	58
Administration	554	1,375	1,395
Selling and logistics	4,961	3,931	5,114
Professional fees	688	686	565
	$22,548	$21,872	$23,837

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

The investment in Sensible Medical is carried at FVOCI and has a carrying value as at December 31, 2023 and 2022 of one dollar.

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

There were no financial assets or liabilities measured at fair value on the consolidated statement of financial position as at December 31, 2023.

The fair value hierarchy of the following financial assets and liabilities on the consolidated statement of financial position as at December 31, 2022 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Current portion of royalty obligation	$-	$-	$179
Current portion of acquisition payable	-	-	677

Royalty obligation: During the year ended December 31, 2023, the royalty obligation on AGGRASTAT® sales concluded. As a result, there is no royalty obligation recorded on the consolidated statement of financial position as at December 31, 2023. During the year ended December 31, 2022, the royalty obligation required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. The value of the royalty obligation was $179 during the year ended December 31, 2022.

Acquisition payable: As at December 31, 2023, there was no acquisition payable liability recorded. As at December 31, 2022, there was an acquisition payable liability recorded of $677. The acquisition payable liability recorded in the prior year pertained to the ZYPITAMAG® acquisition as described in note 8. Determining the value of this liability required determining appropriate discount rates in addition to other assumptions made.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2023, 2022 and 2021, there were no transfers between Level 1 and Level 2 fair value measurements.

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(a) Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2023	2022
Cash and cash equivalents	$4,786	$3,592
Accounts receivable	3,567	4,079
Other assets	57	47
Accounts payable and accrued liabilities	(4,876)	(4,307)
Current portion of royalty obligation	-	(132)
Current portion of acquisition payable	-	(500)
Income taxes payable	(12)	(44)
Current portion of lease obligation	(101)	(92)
Lease obligation	(173)	(246)
	$3,248	$2,397

Based on the above net exposures as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net profit (loss) of approximately $162 (2022 – $162).

The Company is also exposed to currency risk on the euro and had an accounts payable balance of €359 (2022 -€369) at December 31, 2023. Based on that exposure, as at December 31, 2023, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the euro would result in an increase or decrease, respectively, of $26 (2022 - $27) on the Company’s net profit (loss).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2023, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding decrease or increase, respectively on the Company's net profit (loss) of approximately $64 (2022 - $49).

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

The Company limits its exposure to credit risk on cash by placing these financial instruments with high‑credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 94% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2023, none of the outstanding accounts receivable were outside of the normal payment terms. The Company did not record any write-offs during the year ended December 31, 2023 (2022 – $218; 2021 – $305). As at December 31, 2023 and 2022, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, capital stock, stock options and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2023.

20. Determination of fair values

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non‑financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Share-based payment transactions

The fair value of the employee share options is measured using the Black‑Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk‑free interest rate (based on government bonds). Service and non‑market performance conditions attached to the transactions are not taken into account in determining fair value.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

21. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers for the years ended December 31, 2023, 2022 and 2021 was 100% from sales to customers in the United States.

During the year ended December 31, 2023, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 32%, Customer B accounted for 18%, Customer C accounted for 46% and the remaining four customers accounted for approximately 4% of revenue.

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

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

21. Segmented information (continued)

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2023	2022
Canada	$175	$392
United States	8,364	9,642
Barbados	4,239	4,954
	$12,778	$14,988

Following the acquisition of Marley Drug, the financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2023 and December 31, 2022:

For the year ended December 31, 2023	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$12,118	$9,576	$21,694
Cost of goods sold	(3,959)	(3,746)	(7,705)
Operating expenses	(19,903)	(4,940)	(14,843)
Finance income, net	11	54	65
Foreign exchange loss	(108)	-	(108)
Loss before income taxes	$(1,841)	$944	$(897)

For the year ended December 31, 2022	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$15,282	$7,783	$23,065
Cost of goods sold	(4,606)	(2,384)	(6,990)
Operating expenses	(10,603)	(4,279)	(14,882)
Other income	346	-	346
Finance income (expense), net	(219)	13	(206)
Foreign exchange gain	52	-	52
Profit before income taxes	$252	$1,133	$1,385

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

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

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [14]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [11]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [12]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consents of Independent Registered Public Accounting Firm *

Notes:

[1]	Herein incorporated by reference as previously included in the Company’s Form 20-F registration statement filed on January 30, 2001.

[2]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on December 31, 2002.

[3]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on October 20, 2003.

[4]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 15, 2004.

[5]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 24, 2005.

[6]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 16, 2006.

[7]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2007.

[8]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 29, 2008.

[9]	Herein incorporated by reference as previously included in the Company’s Registration Statement on Form S-8, filed on October 9, 2007 (SEC File No. 333-146574).

[10]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 11, 2014.

[11]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.

[12]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 31, 2016.

[13]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 27, 2017.

[14]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on May 1, 2018.

[15]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 29, 2019.

[16]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 15, 2020.

[17]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 20, 2021.

*          Filed herewith

**        Furnished herewith

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2024

ON BEHALF OF THE CORPORATION,
MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

