Form 20-F
period 2024-12-31
MEDICURE INC
filed 2025-04-25
CIK 1133519

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

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

At December 31, 2024, the registrant had 10,436,313 common shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2024, the rate for Canadian dollars was US $1.00 for CND $1.4389. See also Item 3 – Key Information for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of April 25, 2025 and all information included in this document should only be considered correct as of such date.

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

“Marley Drug” refers to the Company’s United States subsidiary, Marley Drug, Inc.

“Myocardial Infarction” means destruction of heart tissue resulting from obstruction of the blood supply to the heart muscle;

“NDA” means new drug application, which is submitted to the FDA;

“OSHA” means Occupational Safety and Health Act;

“PBMs” means pharmacy benefit managers;

“PNPO” means pyridox(am)ine 5’-phosphate oxidase;

“ReDS™” means the ReDS™ point of care system;

“sNDA” means supplemental new drug application, which is submitted to the FDA;

“SNP” means Sodium Nitroprusside Injection;

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack;

“TSXV” means the TSX Venture Exchange.

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company.  This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions.  Such forward-looking statements include, without limitation, statements regarding:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its U.S. subsidiary, Marley Drug;

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT® and ZYPITAMAG®;

•	the Company’s intention to increase sales through Marley Drug;

•	the Company’s intention to develop MC-1 for the treatment of PNPO deficiency;

•	the likelihood of the Company to receive a priority review voucher from the FDA in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

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

As at December 31, 2024, the Company had AGGRASTAT®, and ZYPITAMAG® available for sale commercially in addition to the Marley Drug pharmaceutical business. However, AGGRASTAT® still accounted for approximately 28% of the Company’s revenue.  Accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained.  The Company’s long-term profitability will depend in significant part on its ability to maintain or expand sales of AGGRASTAT®, increase sales of ZYPITAMAG® and maintain and increase pharmaceutical sales through the Marley Drug business, as well as to develop and/or acquire other commercially viable drug products and/or businesses. This in turn depends on numerous factors which remain uncertain, including the following:

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
(j)	The ability to acquire and operate additional businesses with limited resources

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

The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. ZYPITAMAG® contributed revenue of $6.2 million ($3 million through the traditional insured channels, and an additional $3.2 million through Marley Drug) to the Company for the year ended December 31, 2024, an increase from the prior year, where ZYPITAMAG® provided total revenue of $5 million ($2.4 million through the traditional insured channels, and an additional $2.6 million through Marley Drug) to the Company during the year ended December 31, 2023.

ZYPITAMAG® competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG® has been slow, resulting in lower than anticipated sales of ZYPITAMAG® recorded for the years ended December 31, 2024 and 2023.  There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in 2025 and beyond as there is no assurance that a viable market for ZYPITAMAG® will develop.  The failure of the Company to grow sales of ZYPITAMAG®, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The markets in which Marley Drug operates are very competitive and further increases in competition could adversely affect us.

The Company, through its recently acquired Marley Drug pharmacy business, faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies. Competition from on-line retailers has significantly increased during the past few years. Some of our competitors have or may merge with or acquire pharmaceutical services companies, PBMs, health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition. The Company may not be able to effectively compete against them because these existing or potential competitors may have financial and other resources that are superior. The ability of the Company, through the Marley Drug business, to achieve profitability depends on the ability to continue to grow and retain loyal, repeat customers. There is no assurance that we will be able to continue to effectively compete in the markets or increase sales volume in response to further increased competition.

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

If the Company fails to acquire and develop additional product candidates or approved products, or acquire more pharmacies, it will impair the Company’s ability to grow its business and to increase value for shareholders.

For the year ended December 31, 2024, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAG®, and the Marley Drug business. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products and/or acquire additional pharmacies that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from.  Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process.  Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products.  The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all.  Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, Integrilin® (eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies.  It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with a recently approved injectable platelet inhibitor, Kengreal® (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.).  In addition, some alternative methods of treatment, such as the use of Angiomax® (bivalirudin) (sold by The Medicines Company, Inc.), and generic versions of bivalirudin also compete with AGGRASTAT®.  These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company. In addition, during the year ended December 31, 2024, there were multiple generic tirofiban hydrochloride alternatives commercially available, which have increased the competitiveness of the market in which AGGRASTAT® is currently sold. The availability of generics has resulted in a decrease in the selling price and the volume of AGGRASTAT® sold during the current year in comparison to prior years. The Company expects pricing pressures to continue on AGGRASTAT®

There remain many hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals.  In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information.  The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy.  Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances other treatment approaches are lower cost and may for this reason be preferred by health care professionals where oral antiplatelet agents are deemed suitable.

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

During the year ended December 31, 2024, there were generic versions of pitavastatin calcium available on the market which adds additional competition within the market for the product, and adds additional pricing pressure on ZYPITAMAG®, which the Company expects to continue on into the future.

Although ZYPITAMAG® is positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT® currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently limited generic alternatives available in the Company’s market.  AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®.  Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals.  New generic products will continue to be introduced that compete with AGGRASTAT® and their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company.  As at December 31, 2024, there are generic versions of a competing product, eptifibatide, that are commercially available and are competing directly against AGGRASTAT®.

Moreover, due to the previously seen growth in sales of AGGRASTAT®, generic companies have entered the U.S. market as the last AGGRASTAT® patent expired during 2023. The entry of generic versions of AGGRASTAT®  had a negative effect on the volume of AGGRASTAT® sold during the current year. The Company expects additional pricing pressures from generic competition during 2025 and beyond, which could have a major negative effect on the profitability of the Company’s AGGRASTAT® sales. The decline in AGGRASTAT net revenue noted during the year ended December 31, 2024, in comparison to the prior year was due to the entry of generic competition during the current year.

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

The Company is subject to laws and regulations enforced by the FDA and the DEA, and other regulatory statutes including the OSHA, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local, and foreign laws and regulations governing the use, manufacture, storage, handling, and disposal of its products, materials used to develop and manufacture such products, and resulting waste products.

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

Such litigation, with or without merit, is time-consuming and costly and may significantly impact the Company’s financial condition and results of operations, even if it prevails.  If the Company does not prevail, it may be required to stop the infringing activity or enter into a royalty or licensing agreement, in addition to any damages it may have to pay.  The Company may not be able to obtain such a license, or the terms of the royalty or license may be burdensome for it, which may significantly impair the Company’s ability to market its products and adversely affect its business, financial condition and results of operations.

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

As at December 31, 2024, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if the Company’s products under development are approved for sale, they may not be successful in the marketplace. Market acceptance of any of the Company’s products will depend on a number of factors, including; demonstration of clinical effectiveness and safety; the potential advantages of its products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products.  Providers, payors or patients may not accept the Company’s products, even if they prove to be safe and effective and are approved for marketing by the FDA and other national regulatory authorities. If the Company’s products do not gain market acceptance among physicians, patients, and others in the medical community, its ability to generate significant revenues from its products would be limited.

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

The Company is exposed to risks given its significant dependence on revenue from the sale of AGGRASTAT® and ZYPITAMAG®.

The Company is largely dependent upon revenue from the sale of AGGRASTAT® and ZYPITAMAG®.  If revenue from the sale of AGGRASTAT® and ZYPITAMAG® is not maintained, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require it to relinquish rights to certain of its technologies, assets or products.

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

The Company’s provision for tax liabilities, deferred tax assets and any related valuation allowances are effected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses and non recurring items. The assessment of the appropriate amount of valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences.  Significant judgement is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders.  Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of December 31, 2024, the Company had 10,436,313 common shares issued and outstanding.  A further 1,237,700 common shares are issuable upon exercise of outstanding stock options (of which 385,700 were exercisable at December 31, 2024), all of which may be exercised in the future resulting in dilution to the Company’s shareholders.  The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

The Company did not purchase and cancel any of its own securities during the year ended December 31, 2024.

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

The Company’s common shares historically have been subject to extreme price and volume volatility.  For example, during the period from January 1, 2024 to December 31, 2024, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$1.85 and CDN$0.84 respectively, with a total trading volume of 523,000 shares.  Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2024 to December 31, 2024 has fluctuated, with a high of 40,800 shares and a low of no shares traded, averaging approximately 4,548 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares.  The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2024. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2024 or December 31, 2023, and does not expect that it will be a PFIC for the taxable year ending December 31, 2025.  (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

Risks Relating to recent US tariff measures may adversely affect the Company’s business, operations, and financial condition in the US.

In April 2025, the United States government announced and implemented a new round of tariffs on certain imported goods from key trading partners as part of ongoing trade and national security measures. This recent imposition of tariffs on many, if not most countries, around the world and the threatened or imposed retaliatory tariffs have introduced a high level of uncertainty as to their ultimate outcomes. These tariffs may affect a wide range of raw materials, components, and finished goods that are integral to our supply chain and production processes. Although the Company continues to assess the full impact of these measures, the Company may face increased costs for materials, disruptions in our supply chain, and delays in procurement that could adversely affect the Company’s ability to manufacture and deliver its products to the United States market in a timely and cost-effective basis. The Company may not be able to pass increased costs on to our customers, and any sustained escalation in tariffs or other trade barriers could have a material adverse effect on the Company’s revenues, gross margins, and overall business performance.

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

On January 7, 2021, the Company announced that it intends to file an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product P5P, also referred to as “MC-1”, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency (“EMA”) have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“PRV”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

In 2025, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of  ZYPITAMAG®, in addition to maintaining its market share of AGGRASTAT®,  as well as the Marley Drug business, including the growth of its e-commerce platform and acquiring additional pharmacies. The Company is also focused on the development of MC-1 and the development of additional products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAG®, to grow the Marley Drug business by increasing sales through its e-commerce platform and the development and/or acquisition of new products/pharmacies and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAG®, grow the Marley Drug business and develop and/or acquire new products/pharmacies, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

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

The ongoing focus of the Company includes the sale of AGGRASTAT® and  ZYPITAMAG®, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional pharmaceutical products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®,  and its valued customers. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. The Company is focused on creating additional partnerships through Marley Drug, with pharmaceutical manufacturers to provide additional therapies at an affordable cash price. The Company would also like to expand the presence of Marley Drug across the United States by acquiring additional pharmacies in strategic locations.

Recent Developments

SIGNING OF A PURCHASE AGREEMENT FOR THE ACQUISITION OF WEST OLYMPIA PHARMACY

On April 11, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on April 10, 2025 to acquire 100% of West Olympia Pharmacy Inc. ("West Olympia") from an arms-length third-party for a purchase price of USD $975,000. West Olympia generated unaudited revenue of approximately USD $6.8 million and net income of USD $325,000 for the 12-month period ended December 31, 2024.

Closing of the Proposed Transaction is subject to a number of terms and conditions, including but not limited to, transfer of agreements and licenses to Medicure.

AGREEMENT FOR THE ACQUISITION OF GATEWAY MEDICAL PHARMACY

On March 11, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on February 14, 2025, to acquire 100% of Gateway Medical Pharmacy Inc. ("Gateway") from an arms-length third-party in exchange for consideration totalling $580,000 USD. Gateway generated unaudited revenue of approximately $3.1 million and net income of $271,000 for the 12-month period ended December 31, 2024. Medicure will not require any financing or acquire any debt as part of the Proposed Transaction, and no finder fees are being paid by Medicure.

SIGNING OF ASSET PURCHASE AGREEMENT WITH CANAM BIORESEARCH INC. FOR ACQUISITION OF INTELLECTUAL PROPERTY

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. ("CanAm") for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use.

The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval. These new chemical entities are not being applied in Medicure's current Phase 3 study evaluating the use of MC-1 for the prevention or treatment of seizures associated with PNPO deficiency.

Pursuant to the Agreement, Medicure International Inc., a wholly owned subsidiary of Medicure, has agreed to acquire, subject to the conditions contained in the Agreement, all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues ("P5P Analogues"), the processes for their preparation, compositions containing P5P Analogues, and methods of medical treatment containing P5P Analogues assets. In consideration for the P5P Analogues assets, Medicure has paid to CanAm a $100,000 cash payment on the closing date. In addition, the Company has agreed to pay the following milestone payments: (i) $500,000, earned upon Medicure filing its first investigational new drug application ("IND Application") related to P5P Analogues; (ii) $250,000, earned upon the Medicure filing its first New Drug Application ("NDA") related to P5P Analogues; and (iii) $500,000, earned upon Medicure obtaining an NDA approval for P5P Analogues.

In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, or export P5P Analogues up to a maximum value payable to CanAm of $20,000,000; and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

In the event Medicure retains a contract research organization ("CRO") to provide services related to development of P5P Analogues, CanAm, a CRO, would be entitled to tender a bid for such services, in addition to having an opportunity to match quotes for CRO services provided by third-party organizations.

In the event that Medicure does not file an IND Application within 7 years from the closing date of the Proposed Transaction, CanAm shall have the option at any time after such date to repurchase the Assets from Medicure, at a price equal to the aggregate of all expenses incurred by Medicure in connection with the development of P5P Analogues, but, in any event, not exceeding the sum of $6,500,000 USD.

Closing of the Proposed Transaction is subject to a number of terms and conditions, including without limitation, CanAm completing certain intellectual property filings with respect to the patent application it holds for P5P Analogues, the parties obtaining all necessary consents, orders and regulatory approvals, including approval of the TSX Venture Exchange ("TSXV"), and certain other customary closing conditions.

POSITIVE SETTLEMENT OF PRODUCT DEVELOPMENT AND SUPPLY CONTRACTS

On October 24, 2024, the Company announced that a product development and supply contract settlement between its subsidiaries Medicure International Inc. & Medicure Pharma Inc., and a third party has been reached.Medicure has received a payment of € 1.5 million as a final settlement. All other terms of the settlement along with the name of the party involved remain confidential.

MEDICURE RECEIVES US FDA FAST TRACK DESIGNATION FOR MC-1 FOR PNPO DEFICIENCY

On April 23, 2024, the Company announced that through its subsidiary, Medicure International Inc., the U.S. Food and Drug Administration has granted Fast Track designation for MC-1, an investigational product for the prevention or treatment of seizures associated with PNPO deficiency. Fast Track designation is intended to facilitate the development and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

The designation was requested based on the potential for MC-1 to address an unmet medical need for PNPO deficiency, a serious and life-threatening condition. Medicure is in the launch phase of its Phase 3 clinical trial to treat approximately 10 PNPO deficient patients at sites in the U.S. and Australia with daily doses of MC-1.

PNPO deficiency is a rare neurometabolic disorder, often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the EMA has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency.

If an NDA for MC-1 for patients with PNPO deficiency is approved, Medicure is eligible to receive a PRV from the FDA, which can be redeemed or sold, and provides significant value.

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

Net AGGRASTAT® product sales for the year ended December 31, 2024 were $8.1 million compared to $9.7 million during the year ended December 31, 2023.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base. . The Marley Drug operating segment generated $10.8 million during the year ended December 31, 2024 compared to $9.6 million during the year ended December 31, 2023. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition. During the year ended December 31, 2024, ZYPITAMAG® product sales through Marley Drug operating segment were $3.2 million compared to $2.6 million during the year ended December 31, 2023. During 2022, the Company launched its e-commerce platform which allowed customers to order their FDA approved medications through the platform.

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

AGGRASTAT®

One of the ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

The Company funded a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Based on positive results of the impact of AGGRASTAT on micro-thrombi, in 2024 the Company is providing support for the TRIATHLON clinical trial submitted for NIH support as a phase 1/2A, randomized, double-blinded, clinical trial to test the null hypothesis that tirofiban is unsafe in the setting of ischemic stroke treated via Endovascular thrombectomy (EVT). The Company believes that TRIATHLON provides an important opportunity to address the critical, urgent, and unmet need to improve the efficacy of EVT and mitigate the devastating consequences of large vessel occlusion (LVO). This new study will provide valuable information on dosing towards the potential benefits of AGGRASTAT therapy in mitigating the effect of micro-thrombi and improving long-term functional outcomes in patients with ischemic stroke due to LVO. Please note that the use of AGGRASTAT® in neurointerventions, EVT and/or LVO has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

NDA and ANDA Products

The Company has been devoting significant resources to its research and development programs, including, but not limited to the development of MC-1 for the treatment of PNPO deficiency.

On January 7, 2021, the Company announced that it intends to file an IND  with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

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

The Company had also been devoting significant resources towards the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia.  This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
MC-1	Rare Pediatric Disease	IND filed, Phase 3 launching
TARDOXALTM	Tardive Dyskinesia	IND filed, on hold
P5P Analogues	Not yet disclosed	Pre-clinical development

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

As at December 31, 2024, the Company had issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

On May 1, 2023, the patent for AGGRASTAT® expired, as a result there were a number of generic alternatives to AGGRASTAT® available on the market during the year ended December 31, 2024. The generic versions of AGGRASTAT® was a significant contributor to the decline in revenue noted during the year ended December 31, 2024. The Company expects generic AGGRASTAT® to continue to have a negative impact on the sales of AGGRASTAT® in 2025.

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

Although ZYPITAMAG® would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals. In 2023, the first generic pitavastatin calcium was launched, which added an additional pricing pressures on ZYPITAMAG®. The Company expects generic pitavastatin calcium to continue to have a negative impact on the sales of ZYPITAMAG® in 2025.

The Company, through its recently acquired Marley Drug pharmacy business, operates a physical pharmacy location in Winston Salem, North Carolina with a significant mail order business throughout the United States.  Through Marley Drug, the Company faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies, such as Get Roman, as well as competition from on-line retailers such as Amazon. Competition from these on-line retailers has significantly increased during the past few years. Some competitors have or may merge with or acquire pharmaceutical services companies, PBMs, health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition.

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

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2023 and  2024 in comparison to prior years. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. ZYPITAMAG® contributed revenue of $6.2 million ($3 million through the traditional insured channels, and an additional $3.2 million through Marley Drug) to the Company for the year ended December 31, 2024, an increase from the prior year, where ZYPITAMAG® provided total revenue of $5 million ($2.4 million through the traditional insured channels, and an additional $2.6 million through Marley Drug) to the Company during the year ended December 31, 2023.

Operation of the Marley Drug pharmacy business and growth of e-commerce platform

The Company continues to operate Marley Drug as a separate segment of its business. During 2022, Marley Drug launched its e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Marley Drug has also helped facilitate an increase in ZYPITAMAG® revenue.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional products

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

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure, and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

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

Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors.  The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2024 and December 31, 2023 should be read in conjunction with the consolidated financial statements of the Company.  The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

A. Operating Results

General

Through 2024, the Company was focused on maintaining the sales AGGRASTAT® and growing the sales of ZYPITAMAG® in addition to growing the sales through its e-commerce and mail order pharmacy business in all 50 U.S. states, through its subsidiary, Marley Drug.

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

Twelve Months Ended December 31, 2024 Compared to the Twelve Months Ended December 31, 2023

Revenue

Net AGGRASTAT® product sales for year ended December 31, 2024 were $8.1 million compared to $9.7 million during the year ended December 31, 2023.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of  generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong and the Company continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales for the year ended December 31, 2024 were $3 million compared to $2.4 million for the year ended December 31, 2023.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are included within Marley Drug revenue sales figures. The increase in ZYPITAMAG® revenue during the year ended December 31, 2024, can be attributed to greater utilization of the product through insurance formularies, specifically Medicare Part D. This increase is offset by increased wholesaler fees, in addition to higher coverage gap payments to pharmacy benefit managers. The Company is focused on growing ZYPITAMAG® revenue through the insured channel and through Marley Drug throughout 2025 and beyond.

The Company recorded revenue of $10.8 million for the year ended December 31, 2024 compared to revenue of $9.6 million during the year ended December 31, 2023 pertaining to the Marley Drug in store and e-commerce pharmaceutical business.

The pharmacy business has undergone a change in its product focus mix since the prior year, resulting in the increase in revenue during the current period, and continues to focus on fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG®. Offsetting the increase in revenue is a decline in reimbursements from pharmacy benefit managers which only impact insured prescription sales.

Cost of Goods Sold

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

AGGRASTAT® cost of goods sold for the year ended December 31, 2024 were $2.5 million compared to $3 million for the year ended December 31, 2023.

AGGRASTAT® cost of goods sold for the year ended December 31, 2024 included $2.7 million related to product sold to end customers, $78,000 relating to a write down of expired/unusable inventory, and a $281,000 recovery as a result of insurance proceeds received in the current year, for inventory that was damaged in shipping in the prior year. Cost of goods sold for the year ended December 31, 2023 included $2.7 million related to product sold to end customers, and $277,000 relating to a write down of damaged inventory. The decrease in cost of goods sold in the current year is the result of a decreased volume of product sold and is consistent with the decrease in revenue during the current year.

ZYPITAMAG® cost of goods sold for year ended December 31, 2024 totaled $1.4 million and includes $759,000 relating to product sold to the Company’s customers and $620,000 from amortization of the ZYPITAMAG® intangible assets.  This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2023 of $1.2 million which was the result of $597,000 relating to product sold to customers, $611,000 from amortization of the ZYPITAMAG® intangible assets, and a recovery of $234,000 relating to royalties on the sale of ZYPITAMAG®.

The increase in cost of goods sold for ZYPITAMAG® during the year ended December 31, 2024, in comparison to the same periods in the prior year is attributable to the higher volume of ZYPITAMAG® sold through the insured channel. In addition, the Company recognized a recovery of royalties through cost of goods sold during the prior year, which was not recognized during the current year.

Cost of goods sold related to the Marley Drug business totaled $5 million for the year ended December 31, 2024, compared to $3.8 million for the year ended December 31, 2023. The increase in cost of goods sold during the current year  is the result of a  higher volume and nature of product sold through both the mail order and e-commerce platform during the current year.

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

Selling expenses for the year ended December 31, 2024 were $8.0 million compared to $8.3 million for the year ended December 31, 2023.

The decrease in selling expenses during the current year in comparison to prior year is the result of decreases in consulting, commercial salaries and marketing expenses. The Company continues to look at ways of optimizing its commercial activities, while hedging against inflationary expense increases, through the use of strategic resource allocation; which has resulted in a decrease in selling expenses during the current year.

General and Administrative Expenses

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2024 were $4.8 million compared to $4.1 million for the year ended December 31, 2023.

The increase in general and administration expenses during the year ended December 31, 2024 in comparison to the prior year is the result of an increase professional fees incurred by the Company, primarily related to legal fees. This increase is slightly offset by a decrease in share-based compensation expense during the current year, as a result of stock options which had been granted to directors and key employees during the prior year.

Research and Development Expenses

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

Research and development expenditures for the year ended December 31, 2024 totaled $3.1 million compared to $2.4 million for the year ended December 31, 2023. Research and development expenditures include costs associated with the Company’s on-going clinical development and pre-clinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional products.

The increase in research and development expenses during the year ended December 31, 2024 in comparison to the prior year is primarily the result of the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the year ended December 31, 2024 primarily pertained to the MC-1 development project.

Other Income

The Company recorded other income of $1.9 million during the year ended December 31, 2024 compared to nil during the year ended December 31, 2023. The other income recorded during the current year is the result of a legal settlement agreement entered into by the Company with its contract development and manufacturing organization (“CDMO”). The total value of the settlement was $2.2 million which included $345,000 relating to the cost of unfinished inventory, which the Company had previously invoiced the CDMO for. The terms of the settlement are confidential, and the proceeds from the settlement were received by the Company during the year.

Finance Income, Net

Finance income for the year ended December 31, 2024 totaled $165,000 and primarily relates to interest income earned by the Company of $206,000, offset by bank charges and interest charges stemming primarily from the Company’s lease obligations of $41,000. Finance income for the year ended December 31, 2023 totaled $65,000 and primarily relates to interest income earned by the Company of $75,000, and a recovery of accretion expense relating to the  AGGRASTAT® royalty obligation of $37,000; offset by bank charges and interest charges stemming from the Company’s lease obligations of $47,000.

Foreign Exchange Loss, Net

The Company recorded a foreign exchange loss of $71,000 for the year ended December 31, 2024 compared to a foreign exchange loss of $108,000 for the year ended December 31, 2023. The changes to foreign exchange losses results from changes in the US dollar exchange rate during the respective periods.

Loss and Comprehensive Loss

For the year ended December 31, 2024, the Company recorded a net loss of $1 million or $0.10 per share ($0.10 per share diluted) compared to net loss of $922,000 or $0.09 per share ($0.09 per share diluted) for the year ended December 31, 2023.

As discussed above, the main factors contributing to an increased net loss during the year ended December 31, 2024 in comparison to the prior year were decreased AGGRASTAT® revenue, an increase in cost of goods sold as a result of a change in product mix and a higher volume of product sold through Marley Drug, an increase in general and administrative expenses as a result of professional legal fees incurred in the current year and an increase in research and development expenses related to the development of MC-1; offset by an increase in ZYPITAMAG®  and Marley Drug revenue, a decrease in selling expenses as a result of better resource utilization, and an increase in other income as a result of a legal settlement received from the Company’s previous CDMO.

For the year ended December 31, 2024, the Company recorded a total comprehensive income of $686,000 compared to a total comprehensive loss of $1.5 million for the year ended December 31, 2023. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

Additional Information

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.The Company has considered indicators of impairment as at December 31, 2024 and 2023 and the Company did not record any write-down of intangible assets during the years ended December 31, 2024 and 2023.

As at December 31, 2024, the Company had 10,436,313 common shares outstanding and 1,237,700 stock options, of which 385,700 were exercisable, to purchase common shares outstanding.

Twelve Months Ended December 31, 2023 Compared to the Twelve Months Ended December 31, 2022

Revenue

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

Research and Development Expenses

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

Net research and development expenditures for the year ended December 31, 2023 totaled $2.4 million compared to $2.8 million for the year ended December 31, 2022. Research and development expenditures include costs associated with the Company’s on-going clinical development and pre-clinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease in expenses during the year ended December 31, 2023 when compared to the year ended December 31, 2022 is primarily the result of the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the year ended December 31, 2023 primarily pertain to the MC-1 development project.

Other Income

During the year ended December 31, 2023, the Company did not record any gains or losses relating to the revaluation of the contingent consideration pertaining to the Marley Drug acquisition, compared to a $346,000 gain on revaluation of the contingent consideration during the year ended December 31, 2022. As at December 31, 2023, there are no liabilities recorded on the consolidated financial statement of position with respect to contingent consideration stemming from the Marley Drug acquisition.

Finance Income/Expense, Net

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

Foreign Exchange Loss/Gain, Net

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

Loss and Comprehensive Loss

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

Additional Information

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy. The Company has considered indicators of impairment as at December 31, 2023 and 2022 and the Company did not record any write-down of intangible assets during the years ended December 31, 2023 and 2022.

As at December 31, 2023, the Company had 10,436,313 common shares outstanding and 1,477,700 stock options, of which 332,700 were exercisable to purchase common shares outstanding.

B. Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

Cash from operating activities for the year ended December 31, 2024 was $1.4 million compared to cash from operating activities of $2.1 million for the year ended December 31, 2023. The decrease in cash from operating activities is primarily due to an increased net loss during the current year, in addition to working capital adjustments for an increase in inventory, prepaid expenses, other assets, and a decrease in accounts payable and accrued liabilities.

Cash used in investing activities for the year ended December 31, 2024 was $739,000 compared to $270,000 for the year ended December 31, 2023.  The cash used in investing activities for the year ended December 31, 2024 and 2023 consisted only of capitalized investments into intangible assets, primarily, the Marley Drug e-commerce platform.

Cash used in financing activities for the year ended December 31, 2024 totaled $370,000 compared to $297,000 for the year ended December 31, 2023. The cash used in financing activities for the year ended December 31, 2024 consisted only of repayments of the Company’s lease liabilities. The cash used in financing activities for the year ended December 31, 2023 related to repayments of the Company’s lease liabilities, offset by cash received from the exercise of stock options

As at December 31, 2024, the Company had unrestricted cash totaling $7.1 million compared to $6.4 million as of December 31, 2023. As at December 31, 2024, the Company had working capital of $7.5 million compared to $7.3 million as at December 31, 2023.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

The Company funded a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Based on positive results of the impact of AGGRASTAT on micro-thrombi, in 2024 the Company is providing support for the TRIATHLON clinical trial submitted for NIH support as a phase 1/2A, randomized, double-blinded, clinical trial to test the null hypothesis that tirofiban is unsafe in the setting of ischemic stroke treated via Endovascular thrombectomy (EVT). The Company believes that TRIATHLON provides an important opportunity to address the critical, urgent, and unmet need to improve the efficacy of EVT and mitigate the devastating consequences of large vessel occlusion (LVO). This new study will provide valuable information on dosing towards the potential benefits of AGGRASTAT therapy in mitigating the effect of micro-thrombi and improving long-term functional outcomes in patients with ischemic stroke due to LVO. Please note that the use of AGGRASTAT® in neurointerventions, EVT and/or LVO has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

NDA and ANDA Products

The Company has been devoting significant resources to its research and development programs, including, but not limited to the development of MC-1 for the treatment of PNPO deficiency.

On January 7, 2021, the Company announced that it intends to file an IND  with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P.  In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

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

The Company had also been devoting significant resources towards the development of TARDOXALTM for neurological conditions such as Tardive Dyskinesia.  This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement for the acquisition of the patent and intellectual property related to the discovery of new chemical entities that can be developed for therapeutic use. The Company believes that the new chemical entities hold promise to provide improvements over existing lead compounds in alignment with the treatment of diseases being targeted by Medicure and could provide significant value upon completion of all required non-clinical and clinical studies and regulatory approval.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
MC-1	Rare Pediatric Disease	IND filed, Phase 3 launching
TARDOXALTM	Tardive Dyskinesia	IND filed, on hold
P5P Analogues	Not yet disclosed	Pre-clinical development

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

As at December 31, 2024, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. below).

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

Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued, or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology or will not be challenged successfully or circumvented by competitors.

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

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”) for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100,000 upon closing of the transaction, which is subject to regulatory approval, in addition to $500,000 upon the Company filing its first investigational new drug application, $250,000 upon the Company filing its first New Drug Application and $500,000 the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

D. Trend Information

Net AGGRASTAT® product sales for the year ended December 31, 2024 were $8.1 million compared to $9.7 million during the year ended December 31, 2023.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining and expanding its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales through the traditional insured channel for the year ended December 31, 2024 were $3.0 million compared to $2.4 million during the year ended December 31, 2023.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG®  through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table. The increase in ZYPITAMAG® revenue during the year ended December 31, 2024, can be attributed to greater utilization of the product through insurance formularies, specifically Medicare Part D. This increase is offset by increased wholesaler fees, in addition to higher coverage gap payments to pharmacy benefit managers. The Company is focused on growing ZYPITAMAG® revenue through the insured channel and through Marley Drug throughout 2025 and beyond.

Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base. . The Marley Drug operating segment generated $10.8 million during the year ended December 31, 2024 compared to $9.6 million during the year ended December 31, 2023. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition. During the year ended December 31, 2024, ZYPITAMAG® product sales through Marley Drug operating segment were $3.2 million compared to $2.6 million during the year ended December 31, 2023. During 2022, the Company launched its e-commerce platform which allowed customers to order their FDA approved medications through the platform.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2024:

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

Accruals for returns, chargebacks, rebates and discounts

As of December 31, 2024, excluding Marley Drug, the Company has two commercially available products that generated revenue, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met with regards to the product sold.  Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier.  This is the point where all performance obligations have been met with regards to the product sold.

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority.  The Company and its subsidiaries have open tax years, primarily from 2011 to 2024, with significant taxing jurisdictions, including Canada, the United States and Barbados.  These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

New Standards Not Yet Adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued and replaces IAS 1.

This new standard introduces new categories and subtotals in the statement of profit or loss where all income and expenses are categorized into one of five categories: operating, investing, financing, income taxes and discontinued operations.

The standard also requires disclosure of management-defined performance measures (“MPM”). MPM is a subtotal of income and expenses that a company uses in public communications outside financial statements. IFRS 18 requires disclosure of information for all of the company’s MPMs within a single note to the financial statements that includes a description of each MPM, how the measure is calculated and a reconciliation to the most comparable line item in the statement of profit or loss.

The standard also introduces a principle for presentation of information in the primary financial statements versus the financial statement notes including the aggregation and disaggregation of such information.

IFRS 18 is effective for annual periods beginning on or after January 1, 2027, and must be applied retrospectively. The Company is assessing the impact of adopting IFRS 18 and although early adoption is permitted, the Company does not anticipate early adoption of this standard.

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

Dr. Neil Owens – President and Chief Operating Officer

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

Haaris Uddin – Chief Financial Officer

Effective June 1, 2022 , Mr. Haaris Uddin was appointed as Chief Financial Officer of the Company, replacing Dr. Neil Owens, who had served as Interim Chief Financial Officer since March 25, 2022.  Prior to joining Medicure, Mr. Uddin was a Senior Accountant in Assurance Services at Ernst & Young. A chartered professional accountant, Mr. Uddin has significant experience working with life science companies in both Canada and the United States. Mr. Uddin obtained his Bachelor of Commerce (Hons.) degree from the University of Manitoba, his Master of Business Administration from the University of British Columbia,  and is a member of the Chartered Professional Accountants of Canada.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2024, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $53,000 in total fees paid or payable to Board members for attendance at meetings between January 1, 2024 and December 31, 2024. In addition, included within this amount were additional $5,000 payments to the chairs of the Audit and Finance Committee and Executive Compensation, and Corporate Governance Committee were paid an additional $5,000 each for services as committee chairs.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month, increasing to $22,000 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2024, there are no outstanding amounts (2023 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Dr. Neil Owens serves the Company as President and Chief Operating Officer. For the year ended December 31, 2024 the President and Chief Operating Officer received a salary of $220,000.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10 per month, increasing to $11 per month effective January 1, 2024, and subsequently increasing to $13 per month effective May 01, 2024. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2024, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2023 - nil).

Dr. Reuben Saba serves the Company as Vice-President, Clinical and Medical Affairs and received a salary of $159,000 for the year ended December 31, 2023.

During the year ended December 31, 2024, the Company paid directors a total of nil (December 31, 2023 - nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attended and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

As at December 31, 2024, the Company had nil in accrued compensation owing to the independent members of the Board of Directors relating to Directors fees (2023 - $10,000).

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on May 28, 2024.  Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each director on the basis of the definition in section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has determined, after reviewing the roles and relationships of each of the directors, that Dr. Arnold Naimark, Brent Fawkes, James Kinley, and Peter Quick are independent from the Company. Only Dr. Albert Friesen is deemed to not be independent from the Company. As part of every regularly scheduled Board and committee meeting, the independent directors are given the opportunity to meet separately from management and the non-independent director. Board committees are entirely composed of independent directors who meet without management when required.

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

Notwithstanding the exemption available under section 6.1 of NI 52-110, as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Dr. Arnold Naimark, James Kinely and Peter Quick.  The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)

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

Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Dr. Arnold Naimark (Chair), Peter Quick and Brent Fawkes, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

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

The Committee reviews the objectives, performance and compensation of the Chief Executive Officer annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officer’s suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary.

The charter of the Executive Compensation, Nominating and Corporate Governance Committee can be found on the Company’s website at www.medicure.com.

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 23 employees through Medicure as at December 31, 2024.  During the year ended December 31, 2023, the Company’s total employment was consistent from the previous year. The Company’s subsidiary, Medicure Pharma Inc. has one direct employee as at December 31, 2024, also consistent from the prior year. Additionally, Marley Drug has 16 direct employees as at December 31, 2024, consistent from the prior year.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2024.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,580,827	(1)	24.73%
Common shares	Dr. Arnold Naimark	84,194		0.81%
Common shares	Peter Quick	73,150		0.70%
Common shares	Brent Fawkes	57,376		0.55%
Common shares	James Kinley	47,100		0.45%
Common shares	Dr. Neil Owens	6,400		0.06%
Common shares	Haaris Uddin	-		-
Common shares	Reuben Saba	-		-

(1)

Dr. Albert D. Friesen holds 591,267 shares personally or in an RRSP, a Canadian individual retirement plan. The rest of the shares are held by ADF Family Holding Corp. ADF Enterprises Inc., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Clawback Policy during the fiscal year ended December 31, 2024.

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

The following table discloses the stock options beneficially held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, as of December 31, 2024.  The stock options are subject to the Plan and are for shares of Common Stock of the Company.

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	9,000 175,000	$1.90 $1.25	March 27, 2025 February 1, 2033
Dr. Arnold Naimark	7,200 60,000	$1.90 $1.25	March 27, 2025 February 1, 2033
Peter Quick	7,200 60,000	$1.90 $1.25	March 27, 2025 February 1, 2033
Brent Fawkes	7,200 60,000	$1.90 $1.25	March 27, 2025 February 1, 2033
James Kinley	60,000	$1.25	February 1, 2033
Dr. Neil Owens	1,350 40,000 150,000	$1.90 $1.10 $1.25	March 27, 2025 July 30, 2026 February 1, 2033
Haaris Uddin	20,000 75,000	$1.20 $1.25	June 1, 2027 February 1, 2033
Reuben Saba	20,000 100,000	$1.10 $1.25	July 30, 2026 February 1, 2033

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2024, the following table sets forth the beneficial ownership of the Company's common shares by each person known by the Company to own beneficially more than 5% of the issued and outstanding common shares of the Company. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees individually.  The Company does not know the majority of the ultimate beneficial owners of these common shares.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen	2,580,827	(1)	24.73%
Common shares	MM Asset Management Inc.	2,410,567		23.10%

Notes:

(1)

Dr. Albert Friesen holds 591,267 shares personally or in an RRSP. The rest of the shares are held by ADF Family Holding Corp., his wife Mrs. Leona M. Friesen, and CentreStone Ventures Limited Partnership Fund. Dr. Friesen is the General Partner of CentreStone Ventures Limited Partnership Fund.

To the best of the Company's knowledge, it is not owned or controlled, directly or indirectly, by another Company, by any foreign government or by any other natural or legal person severally or jointly.

As of December 31, 2024, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,849,047 (or 27.30% of common shares).

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

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month, increasing to $22,000 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2024, there are no outstanding amounts (2023 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10,000 per month, increasing to $11,000 per month effective January 1, 2024, and subsequently increasing to $13,000 per month effective May 01, 2024. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2024, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2023 - nil).

During the year ended December 31, 2024, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85,000 (2023 – $85,000) for business administration services, $222,000 (2023 – $222,000) in rental costs, $44,000 (2023 – $36,000) for information technology support services, and $439,000 (2023 – $318,000) for clinical research services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the year ended December 31, 2024, the Company paid CanAm $5,000 (2023 – $7,000) for research and development services.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100,000 upon closing of the transaction, which is subject to regulatory approval, in addition to $500,000 upon the Company filing its first investigational new drug application, $250,000 upon the Company filing its first New Drug Application and $500,000 the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

As at December 31, 2024, the Company has paid CanAm $100,000 in consideration, as part of the closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2024, included in accounts payable and accrued liabilities is $32,000 (2023 – $57,000) payable to GVI-CDS.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

financial Statements

The consolidated financial statements of the Company as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report.  The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263) as at and for the years ended December 2024, 2023 and 2022.

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

As discussed below, the Company does not believe that it was a PFIC for the taxable year ended December 31, 2024, and does not expect that it will be a PFIC for the taxable year ending December 31, 2025.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year.

Accordingly, although the Company expects that it may be a QFC for the taxable year ending December 31, 2024, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its QFC status, or that the Company will be a QFC for the taxable year ending December 31, 2025, or any subsequent taxable year.

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2024 and December 31, 2023, and based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2024.   The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2024, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

Exhibits attached to this Annual Report are available for viewing on EDGAR, or may be inspected at the head office of Company at 2 – 1250 Waverley Street, Winnipeg, Manitoba, Canada R3T 6C6, during normal business hours.  Copies of the Company’s financial statements and other continuous disclosure documents required under Canadian securities legislation are available for viewing on the internet at www.sedarplus.ca.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar.  Its wholly-owned operating subsidiaries primary currency of operations is the US dollar.  The Company has expenditures and holds investments denominated in US dollars.  During the year ended December 31, 2024, it is estimated that approximately 90% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar.  To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues.  Based on the net exposures as at December 31, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net loss of approximately $184,000 (2023 – $162,000).

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

Under the supervision and with the participation of our management, including our CEO and CFO, the Company conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2024, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that the Company’s ICFR was effective as at December 31, 2024.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

During the year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As at December 31, 2024, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company.  The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act.  In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee’s charter, all audit and audit-related work and all non-audit work performed by Ernst & Young LLP is approved in advance by the Audit Committee, including the proposed fees for such work.  The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process.

(a) Audit fees	2024	2023
	$236,000	$232,000
Audit fees consist of fees billed for the audit of the Company’s annual financial statements.

(b) Audit-related fees	2024	2023
	$-	$-
Audit-related fees consist of fees billed for accounting consultations.

(c) Tax fees	2024	2023
	$-	$-

(d) All other fees	2024	2023
	$-	$-

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

There were no purchases of common shares during the year ended December 31, 2024 or December 31, 2023.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted a statement of trading policies that governs the trading of securities by the Company’s directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.2 to this annual report. In addition, with regard to any trading in the Company’s own securities, it is the Company’s policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

The Company’s cybersecurity approach strives to adequately protect information, systems, assets, physical locations, and people. From a business perspective, this means protecting key information assets and complying with applicable international and national privacy laws, information security policies and contractual obligations. The Company’s Protecting Intellectual Property (IP) and Assets Policy, adopted in 2019, defines the information security management objectives and principles, including information regarding data privacy, and aims to provide an effective, consistent level of company-wide data privacy and data protection. In addition, the Company has added additional security measures with respect to access controls on its file sharing servers and also had a cybersecurity risk assessment completed. The Company has also enrolled in cybersecurity insurance, to better safeguard any information in the event the Company were to incur a cyber attack. The Company also contracts an Information Technology Specialist (“IT Specialist”) to regularly monitor and improve the Company’s network security.

In 2024, the Company did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including the Company’s business strategy, results of operations or financial condition. Despite the efforts, the Company cannot eliminate all risks from cybersecurity threats or provide assurance that there have not been any undetected cybersecurity incidents.

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in thousands of Canadian dollars. The consolidated financial statements are in the following order:

1.	Consolidated Statements of Financial Position;	F-6

2.	Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss);	F-7

3.	Consolidated Statements of Changes in Equity	F-8

4.	Consolidated Statements of Cash Flows; and	F-10

5.	Notes to Consolidated Financial Statements.	F-11

F-1

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

MEDICURE INC.

Year ended December 31, 2024

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

Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2024, 2023 and 2022, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2024, 2023 and 2022. The report from Ernst & Young LLP follows.

/s/ Albert Friesen	/s/ Haaris Uddin
Dr. Albert D. Friesen	Haaris Uddin
Chief Executive Officer	Chief Financial Officer

April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicure Inc. [the “Company”] as of December 31, 2024 and 2023, the related consolidated statements of net income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

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

Assessment of accrual for chargebacks

Description of the matter

As described in Note 3(e) to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals and pharmacies at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The accruals are calculated using historical experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2024.

Auditing the estimated chargeback accruals is complex and judgmental due to the level of uncertainty involved in management’s estimate for products that remains in the wholesaler distribution channel as at December 31, 2024, and to the extent of product sales that are expected to be subject to chargebacks and pricing differences.

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

Winnipeg, Canada

April 25, 2025

Consolidated Statements of Financial Position
(expressed in thousands of Canadian dollars)

As at December 31	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		$7,191	$6,369
Accounts receivable	5	5,298	4,794
Inventories	6	3,282	2,900
Prepaid expenses		126	1,143
Total current assets		15,897	15,206
Non‑current assets:
Property and equipment	7	955	736
Intangible assets	8	9,354	8,940
Goodwill	9	3,375	3,102
Other assets	4	98	75
Total non‑current assets		13,782	12,853
Total assets		$29,679	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,932	$7,603
Income taxes payable	14	95	16
Current portion of lease obligations	11	368	315
Total current liabilities		8,395	7,934
Non‑current liabilities
Lease obligations	11	506	229
Total non‑current liabilities		506	229
Total liabilities		8,901	8,163
Equity:
Share capital	12(b)	81,014	81,014
Contributed surplus		10,919	10,723
Accumulated other comprehensive loss		(4,264)	(5,989)
Deficit		(66,891)	(65,852)
Total equity		20,778	19,896
Total liabilities and equity		$29,679	$28,059
Commitments and contingencies	15(a) & 15(d)

On behalf of the board

“Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2024	2023	2022
Revenue, net
Product sales, net		$21,907	$21,694	$23,065
Cost of goods sold	6 & 8	8,818	7,705	6,990
Gross profit		13,089	13,989	16,075

Expenses
Selling	18	7,981	8,306	7,935
General and administrative	18	4,764	4,131	4,193
Research and development	18	3,081	2,406	2,754
		15,826	14,843	14,882

Other Income:
Other Income	4	(1,860)	-	(346)
		(1,860)	-	(346)
Finance costs:
Finance (income) expense, net	10 & 15	(165)	(65)	206
Foreign exchange loss (gain), net		71	108	(52)
		(94)	43	154
Net income (loss) before income taxes		$(783)	$(897)	$1,385
Income tax expense
Current	14	(256)	(25)	(20)
Deferred	14	-	-	-
		(256)	(25)	(20)
Net (loss) profit		$(1,039)	$(922)	$1,365
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:		1,725	(531)	1,182

Comprehensive Income (loss)		$686	$(1,453)	$2,547

Earnings (loss) per share
Basic	12(d)	$(0.10)	$(0.09)	$0.13
Diluted	12(d)	$(0.10)	$(0.09)	$0.13

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian dollars)

			Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2023			$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net loss for the year ended December 31, 2024			-	-	-	(1,039)	(1,039)
Other comprehensive income for the year ended December 31, 2024			-	-	1,725	-	1,725
Transactions with owners, recorded directly in equity
Share-based compensation	12	(c)	-	196	-	-	196
Total transactions with owners			-	196	-	-	196
Balance, December 31, 2024			$81,014	$10,919	$(4,264)	$(66,891)	$20,778

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)
(expressed in thousands of Canadian dollars, except per share amounts)

			Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2022			$80,917	$10,476	$(5,458)	$(64,930)	$21,005
Net profit for the year ended December 31, 2023			-	-	-	(922)	(922)
Other comprehensive loss for the year ended December 31, 2023			-	-	(531)	-	(531)
Transactions with owners, recorded directly in equity
Stock options exercised	12	(c)	97	(41)	-	-	56
Share-based compensation	12	(c)	-	288	-	-	288
Total transactions with owners			97	247	-	-	344
Balance, December 31, 2023			$81,014	$10,723	$(5,989)	$(65,852)	$19,896

			Attributable to shareholders of the Company
	Note		Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2021			$80,917	$10,429	$(6,640)	$(66,295)	$18,411
Net profit for the year ended December 31, 2022			-	-	-	1,365	1,365
Other comprehensive Income for the year ended December 31, 2022			-	-	1,182	-	1,182
Transactions with owners, recorded directly in equity
Share-based compensation	12	(c)	-	47	-	-	47
Total transactions with owners			-	47	-	-	47
Balance, December 31, 2022			$80,917	$10,476	$(5,458)	$(64,930)	$21,005

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

For the year ended December 31	Note	2024	2023	2022
Cash (used in) provided by:
Operating activities:
Net (loss) profit for the year		$(1,039)	$(922)	$1,365
Adjustments for:
Current income tax expense	13	256	25	20
Amortization of property and equipment	7	438	434	461
Amortization of intangible assets	8	1,876	1,736	1,594
Share‑based compensation	12(c)	196	288	47
Write-down of inventories	6	78	277	38
Change in fair value of contingent consideration	4	-	-	(346)
Finance (income) expense, net	14	(165)	(65)	190
Unrealized foreign exchange loss (gain)		71	108	(52)
Change in the following:
Accounts receivable		150	760	(864)
Inventories		(207)	(31)	166
Prepaid expenses		237	(26)	(194)
Other assets		(18)	-	(2)
Accounts payable and accrued liabilities		(494)	(236)	568
Interest received (paid), net	14	175	48	(16)
Income taxes paid, net	13	(177)	(61)	(91)
Royalties paid	15(c)	-	(256)	(1,056)
Cash flows from operating activities		1,377	2,079	1,828
Investing activities:
Acquisition of property and equipment	7	-	-	(14)
Acquisition of intangible assets	8	(739)	(270)	(296)
Cash flows (used in) from investing activities		(739)	(270)	(310)
Financing activities:
Repayment of lease liability	11	(370)	(353)	(355)
Stock options exercised	12(c)	-	56	-
Cash flows used in financing activities		(370)	(297)	(355)
Foreign exchange loss on cash held in foreign currency		554	-	-
Increase in cash		822	1,512	1,163
Cash and cash equivalents, beginning of period		6,369	4,857	3,694
Cash and cash equivalents, end of year		$7,191	$6,369	$4,857

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

The consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2025.

(b) Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the investment in Sensible Medical which is measured at fair value.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2024:

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

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries Medicure International Inc., Medicure Pharma Inc., Medicure. Pharma Europe Limited and Medicure USA. On December 1, 2024 the Company elected to wind up Medicure USA, and as a result, Medicure USA is not considered a subsidiary of the Company as at December 31, 2024. Beginning on December 17, 2020, Marley Drug, Inc., became a subsidiary of Medicure Pharma Inc. and is consolidated with these financial statements. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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

(e) Revenue from contracts with customers

As of December 31, 2024, excluding Marley Drug, the Company has two commercially available products that generated revenue for the year ended December 31, 2024, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

The cost of inventories is based on the first‑in, first‑out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

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

(q) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition

Contingent consideration is measured at fair value on the acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

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

(iii) Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in its lease; therefore, it uses its incremental Borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay,” which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(s) Adoption of new accounting policies

Amendments to IAS 1, Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, amendments were issued to IAS 1 Presentation of Financial Statements (“IAS 1”), which provide requirements for classifying liabilities as current or non-current.

Specifically, the amendments clarify:

•	What is meant by a right to defer settlement;
•	That a right to defer must exist at the end of the reporting period;
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;
•	That only If an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification; and
•	Changes in disclosure requirements.

The amendments are required to be applied retrospectively for annual periods beginning after January 1, 2024. The Company’s adoption of these amendments did not have an impact on the Company’s audited consolidated financial statements.

(t) New standard not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued and replaces IAS 1.

This new standard introduces new categories and subtotals in the statement of profit or loss where all income and expenses are categorized into one of five categories: operating, investing, financing, income taxes and discontinued operations.

The standard also requires disclosure of management-defined performance measures (“MPM”). MPM is a subtotal of income and expenses that a company uses in public communications outside financial statements. IFRS 18 requires disclosure of information for all of the company’s MPMs within a single note to the financial statements that includes a description of each MPM, how the measure is calculated and a reconciliation to the most comparable line item in the statement of profit or loss.

The standard also introduces a principle for presentation of information in the primary financial statements versus the financial statement notes including the aggregation and disaggregation of such information.

IFRS 18 is effective for annual periods beginning on or after January 1, 2027, and must be applied retrospectively. The Company is assessing the impact of adopting IFRS 18 and although early adoption is permitted, the Company does not anticipate early adoption of this standard.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

4. Business combinations

On December 17, 2020, the Company acquired 100% of issued and outstanding shares of Marley Drug, a leading specialty pharmacy serving more than 30,000 customers across the United States for cash consideration of $7,781, of which $1,374 was held back and was recorded on the consolidated statements of financial position of the Company as restricted cash with an offsetting liability recorded as a holdback payable to be released in connection with the forgiveness of Marley Drug’s loan under the Paycheck Protection Program (“PPP”) from the United States Small Business Administration (“SBA”) and general representations and warranties one year after the acquisition date. An additional $504 was recorded as a holdback payable and become payable once all state licenses had effectively been transferred to the Company, net of 90-day adjustments to true-up cash and working capital targets for the transaction.

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

During the year ended December 31, 2022, neither the One Year Payment or the Earn Out Payments targets were met; as a result, management recognized a gain of $346 through other income. At December 31, 2024 and December 31, 2023, the Company does not have any balances recorded pertaining to the short-term and long-term contingent consideration payable balance.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

5. Accounts receivable

As at December 31	2024	2023
Trade accounts receivable	$5,263	$4,426
Other accounts receivable	35	368
	$5,298	$4,794

As at December 31, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 82% in aggregate (Customer A – 27%, Customer B – 12%, Customer C – 43%).

As at December 31, 2023, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 94% in aggregate (Customer A – 32%, Customer B – 16%, Customer C – 46%).

During the year ended December 31, 2024, the Company did not record any write-offs of accounts receivable (2023 – nil; 2022 – $218). Write-offs during the year ended December 31, 2022 related to pricing adjustments on sales which were deemed to be uncollectible account receivable balances. The write-off expense during the year ended December 31, 2022, has been included within general and administrative expenses on the consolidated statement of net income (loss) and comprehensive income (loss).

6. Inventories

As at December 31	2024	2023
Finished commercial product available for sale	$2,453	$2,048
Finished retail pharmacy product available for sale	396	306
Unfinished product and packaging materials	433	546
	$3,282	$2,900

Inventories expensed as part of cost of goods sold during the year ended December 31, 2024, amounted to $8,400 (2023 – $7,051; 2022 – $6,211). During the year ended December 31, 2024, the Company recorded a recovery of $281 in relation to insurance proceeds received by the Company for previously written off inventory, offsetting this recovery, is a $78 write down of inventory which the Company determined to be expired/unusable. During the year ended December 31, 2023, and 2022, the Company wrote off inventory of $277 and $38 respectively, that had expired or was otherwise unusable. All inventory recoveries and write-offs are recorded within cost of goods sold on the consolidated statements of net (loss) income and comprehensive (loss) income.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

7. Property and equipment

Cost	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2022	$948	$183	$1,930	$3,061
Effect of movements in exchange rates	(14)	(1)	(15)	(30)
At December 31, 2023	$934	$182	$1,915	$3,031
Additions	-	-	613	613
Effect of movements in exchange rates	53	1	55	109
At December 31, 2024	$987	$183	$2,583	$3,753

Accumulated amortization	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2022	$605	$173	$1,096	$1,874
Amortization	125	2	307	434
Effect of movements in exchange rates	(6)	(1)	(6)	(13)
At December 31, 2023	$724	$174	$1,397	$2,295
Amortization	120	2	316	438
Effect of movements in exchange rates	33	1	31	65
At December 31, 2024	$877	$177	$1,744	$2,798

Carrying amounts	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2023	$210	$8	$518	$736
At December 31, 2024	$110	$6	$839	$955

During the year ended December 31, 2024, amortization of property and equipment totaling $13 and $425 (2023 – $13 and $421; 2022 – $13 and $448) is within selling expenses and general and administrative expenses, respectively, on the consolidated statements of net income (loss) and comprehensive income (loss).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets

Cost	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2022	$1,256	$25,996	$4,860	$5,926	$781	$38,819
Additions	-	-	-	-	270	270
Effect of movements in exchange rates	(29)	(610)	(114)	(139)	(20)	(912)
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	100	-	-	639	739
Transfer from prepaid expenses					795	795
Effect of movements in exchange rates	107	2,238	417	509	147	3,418
At December 31, 2024	$1,334	$27,724	$5,163	$6,296	$2,612	$43,129

Accumulated amortization	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2022	$366	$21,042	$4,441	$2,270	$76	$28,195
Amortization	178	611	52	735	160	1,736
Effect of movements in exchange rates	(12)	(506)	(105)	(68)	(3)	(694)
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237
Amortization	182	620	53	746	275	1,876
Effect of movements in exchange rates	56	1,890	389	296	31	2,662
At December 31, 2024	$770	$23,657	$4,830	$3,979	$539	$33,775

Carrying amounts	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2023	$695	$4,239	$358	$2,850	$798	$8,940
At December 31, 2024	$564	$4,067	$333	$2,317	$2,073	$9,354

In September 2019 the Company acquired ownership of ZYPITAMAG® for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAG®. Upon completion of the acquisition, $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAG®. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® license to extend the amortization period of the asset by 7 years, consistent with the term of the licensing agreement. The remaining amortization period of the ZYPITAMAG® license is 6.1 years as at December 31, 2024.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets (continued)

The Company had determined there were no indicators of impairment as at December 31, 2024.

Intangible assets pertaining to the AGGRASTAT® patent were fully amortized.

During the year ended December 31, 2024, the Company reclassified $795 from prepaid expenses to intangible assets in connection with the successful implementation of a technology transfer to its contracted manufacturing organization. This transfer enabled the production of the Company’s AGGRASTAT® bolus vial at the contracted manufacturing facility. Following this achievement, the Company commenced commercialization of the product manufactured at the new facility during the current year. The Company has elected to amortize this asset over a period of 7 years, with 6.75 years remaining as at December 31, 2024.

For the year ended December 31, 2024, amortization of intangible assets totaling $620 (2023 - $611 and 2022 - $589) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible assets. In addition, for the year ended December 31, 2024, $1,269 (2023 - $1,125 and 2022 – $1,005) of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug.

9. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2022	$3,177
Effects of movements in exchange rates	(75)
At December 31, 2023	$3,102
Effects of movements in exchange rates	273
At December 31, 2024	$3,375

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use for the year ended December 31, 2024.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2024, was 13.00%.

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

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the value in use assessment completed at December 31, 2024 was approximately 2% on average over the forecast period.

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

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result the carrying value for the royalty obligation as at December 31, 2024 and December 31, 2023 was nil. The net change in the royalty obligation for the year ended December 31, 2024 is nil (2023 – recovery of $37; 2022 – $169 expense) and is recorded within finance expense (income) on the consolidated statements of net income (loss) and comprehensive income (loss). Royalties for the year ended December 31, 2024 totaled nil (2023 – $105; 2022 – $506) with no payments made during the year ended December 31, 2024 (2023 – $256; 2022 – $1,056).

11. Lease obligations

Effective November 1, 2014, the Company entered into a sub‑lease with GVI Clinical Development Solutions (“GVI - CDS”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018, at a rate of $306 per annum until the end of the term of the lease. Effective November 1, 2019, the Company modified and extended its sub‑lease with GVI-CDS to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with a 28-month renewal period available. Effective June 1, 2022, the Company modified and extended its sub-lease with GVI-CDS to lease a reduced amount of office space at a rate of $222 per annum, ending October 31, 2024. Effective September 4, 2024, the Company modified and extended its sub-lease with GVI-CDS to lease the same amount of office space at a rate of $222 per annum, ending October 31, 2027. The discount rate used by the Company in calculating the right-of-use asset is 6%.

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

	Incremental borrowing rate %	Maturity	2024	2023
Current	4.00 - 6.00	2024	$368	$315
Non-current	4.00 - 6.00	2025 - 2027	506	229
Lease liability			$874	$544

During the year ended December 31, 2024, the Company paid a total of $370 (2023 - $353) in lease payments, resulting from the lease obligations indicated above.

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

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2022	10,251,313	$80,917
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, December 31, 2024	10,436,313	$81,014

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

Changes in the number of options outstanding during the year ended December 31, 2024 is as follows:

Year ended December 31, 2024	Options	Weighted average exercise price
Balance, beginning of year	1,477,700	$1.72
Forfeited, cancelled or expired	(240,000)	(4.02)
Balance, end of year	1,237,700	$1.27
Options exercisable, end of year	385,700	$1.31

Changes in the number of options outstanding during the years ended December 31, 2023, and 2022 are as follows:

Year ended December 31	2023		2022
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	638,400	$3.05	807,150	$3.73
Granted	1,205,000	1.25	20,000	1.20
Exercised	(185,000)	0.30	-
Forfeited, cancelled or expired	(180,700)	(4.76)	(188,750)	(5.77)
Balance, end of period	1,477,700	$1.72	638,400	$3.05
Options exercisable, end of period	332,700	$3.32	602,400	$2.93

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

12. Capital stock (continued)

(c) Stock option plan (continued)

Options outstanding at December 31, 2024 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	1.58 years	$1.10	60,000
$1.11 - $1.50	1,125,000	7.99 years	$1.25	273,000
$1.51 ‑ $2.00	52,700	0.23 years	$1.90	52,700
$1.10 ‑ $2.00	1,237,700	7.35 years	$1.27	385,700

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2024 is $196 (2023 – $288; 2022 – $47). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the options granted during the years ended December 31, 2023, and 2022 was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model with the inputs detailed below:

Years ended December 31:	2023	2022
Expected option life	4.6 years	4.6 years
Risk-free interest rate	2.99%	2.63%
Dividend yield	nil	nil
Expected volatility	60.92%	73.85%

There were no options granted by the Company during the year ended December 31, 2024.

(d) Per share amounts

The following table reflects the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2024, 2023 and 2022:

Year ended December 31	2024	2023	2022
Basic net income (loss) per share	$(0.10)	$(0.09)	$0.133
Diluted income (loss) per share	$(0.10)	$(0.09)	$0.131

The following table reflects the loss used in the basic and diluted loss per share computations for the years ended December 31, 2024, 2023 and 2022:

Year ended December 31	2024	2023	2022
Net profit (loss)	$(1,039)	$(922)	$1,365

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

12. Capital stock (continued)

(d) Per share amounts (continued)

The following table reflects the share data used in the denominator of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2024, 2023 and 2022:

Year ended December 31	2024	2023	2022
Weighted average shares outstanding for basic earnings (loss) per share	10,436,313	10,436,313	10,251,313
Weighted average shares outstanding for diluted earnings (loss) per share	10,436,313	10,436,313	10,436,313

Effects of dilution from nil stock options (2023 – 1,225,000; 2022 – 453,400) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2024 as they are anti-dilutive.

13. Income taxes

The Company recorded income tax expense for the year ended December 31, 2024 totaling $256 (2023 – $25; 2022 – $20) and did not recognize any deferred income tax expense for the year ended December 31, 2024 (2023 – nil; 2022 - nil).

As at December 31, 2024 and 2023, deferred tax assets have not been recognized with respect to the following timing differences. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2024	2023
Deferred tax assets
Scientific research and experimental development	$3,358	$3,358
Non-capital losses	3,760	3,308
Other	1,226	430
Total deferred tax assets	$8,344	$7,096

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net profit (loss) for the years ended December 31, 2024, 2023 and 2022 to the income tax expense is as follows:

Year ended December 31	2024	2023	2022
Profit (loss) for the year
Canadian	$(1,519)	$(1,654)	$(1,217)
Foreign	480	732	2,602
	$(1,039)	$(922)	$1,385

Year ended December 31	2024	2023	2022
Canadian federal and provincial income taxes at 27% (2023 – 27%; 2022 – 27%)	$281	$249	$(374)
Permanent differences and other items	(342)	197	249
Deferred tax asset adjustments	(1,601)	(318)	125
Foreign tax rate in foreign jurisdictions	159	94	390
Change in unrecognized deferred tax assets	1,247	(247)	(410)
(Expense) recovery	$(256)	$(25)	$(20)

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

At December 31, 2024, the Company has the following Canadian losses available for application in future years:

2037	$5,276
2040	2,774
2041	983
2042	1,664
2043	491
2044	1,724
$12,912

At December 31, 2024, the Company has the following Barbados losses available for application in future years:

2028	$700
2029	4,273
$4,973

As at December 31, 2024, the Company has $95 (2023 - $16) included as income taxes payable on its consolidated statements of financial position.

14. Finance income (expense)

During the years ended December 31, 2024, 2023 and 2022 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2024	2023	2022
Interest income	$206	$75	$10
Remeasurement of royalty obligation	-	37	(169)
Accretion of acquisition payable	-	-	(44)
Bank charges and other interest	(31)	(27)	(26)
Finance expense from lease obligation	(10)	(20)	23
	$165	$65	$(206)

During the years ended December 31, 2024, 2023 and 2022, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2024	2023	2022
Interest received	$206	$75	$10
Other interest, net and banking fees	(31)	(27)	(26)
	$175	$48	$(16)

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15. Commitments and contingencies

(a) Commitments

As at December 31, 2024, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2025	$2,710
2026	593
2027	261
$3,564

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually, based on current pricing. As at December 31, 2024, the Company had committed to acquiring €1,047 of AGGRASTAT® finished product inventory, which is scheduled to be received by the Company throughout 2025.

During the year ended December 31, 2024 the Company renewed its business and administration services agreement with GVI - CDS, as described in note 16(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

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

(c) Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management has determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the product. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the year ended December 31, 2024 totaled nil (2023 – $105; 2022 – $506) with payments made during the year ended December 31, 2024 of nil (2023 – $256; 2022 – $1,056).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15. Commitments and contingencies (continued)

(c) Royalties (continued)

With the acquisition of ZYPITAMAG® (note 8), completed on September 30, 2019, the Company was obligated to pay royalties to Zydus on net sales of ZYPITAMAG®until a generic pitavastatin had been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company did not record any royalties expense during the year ended December 31, 2024 (2023 – recovery of $234, 2022 - $151). The recovery of royalties and royalty expense in 2023 and 2022 respectively, are recorded within cost of goods sold on the consolidated statement of net income (loss) and consolidated income (loss). As at December 31, 2024, the Company does not have any amounts (2023 - nil) included within accounts payable and accrued liabilities on the consolidated statements of financial position.

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

Legal Settlement

On September 30, 2024, the Company entered into a legal settlement with its contracted development and manufacturing organization (“CDMO”) resulting in the Company agreeing to receive €1,500 ($CAD 2,261) as part of a settlement for a breach of contract. As a part of the settlement, no future legal claims are to be placed on either party, and the terms of the agreement are to remain confidential.

Included within the settlement amount was $401 for unfinished inventory which had been previously invoiced by the Company to the CDMO, with the remaining $1,860 recognized through other income on the consolidated statement of net loss and comprehensive loss during the year ended December 31, 2024.

As at December 31, 2024, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

A class action complaint was filed in Missouri state court against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. This lawsuit was voluntarily dismissed on April 18, 2024.

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at December 31, 2024.

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

In addition to their salaries, the Company also provides non‑cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2024	2023	2022
Salaries, fees and short-term benefits	$726	$633	$595
Share-based payments	112	164	38
	$838	$797	$633

As at December 31, 2024, there were no amounts payable to members of the Company’s Board of Directors (2023 – $10) recorded within accounts payable and accrued liabilities.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

16. Related party transactions (continued)

(b) Transactions with related parties

Directors and key management personnel control 27% of the voting shares of the Company as at December 31, 2024 (2023 – 28%).

During the year ended December 31, 2024, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85 (2023 – $85; 2022 – $85) for business administration services, $222 (2023 – $222; 2022 – $229) in rental costs, $44 (2023 – $36; 2022 – $34) for information technology support services, and $439 (2023 – $318; 2022 – $254) for clinical research services. As described in note 16(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by the Chief Executive Officer. During the year ended December 31, 2024, the Company paid CanAm $5 (2023 – $7; 2022 – $4) for research and development services.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended  December 31, 2024, the Company has paid CanAm $100 in consideration, upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2024, included in accounts payable and accrued liabilities is $32 (2023 – $57) payable to GVI-CDS.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2024, there are no outstanding amounts (2023 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10 per month, increasing to $11 per month effective January 1, 2024, and subsequently increasing to $13 per month effective May 01, 2024. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2024, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2023 - nil).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

17. Expenses by nature

Expenses incurred for the years ended December 31, 2024, 2023 and 2022 are as follows:

Year ended December 31	2024	2023	2022
Personnel expenses
Salaries, fees and short-term benefits	$3,957	$4,170	$4,969
Share‑based payments	196	288	47
	4,153	4,458	5,016
Amortization	2,307	2,170	2,057
Research and development	2,870	2,101	2,278
Manufacturing	160	261	163
Inventory material costs	8,400	7,051	6,211
Write-down (recovery)of inventory	(203)	277	38
Medical affairs	65	27	117
Administration	962	554	1,375
Selling and logistics	4,727	4,961	3,931
Professional fees	1,203	688	686
	$24,644	$22,548	$21,872

18. Financial instruments

(a) Financial assets and liabilities

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

The investment in Sensible Medical is carried at FVOCI and has a carrying value as at December 31, 2024 and 2023 of one dollar.

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

There were no financial assets or liabilities measured at fair value on the consolidated statement of financial position as at December 31, 2024 or December 31, 2023.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2024	2023
Cash and cash equivalents	$4,882	$4,786
Accounts receivable	3,658	3,567
Other assets	68	57
Accounts payable and accrued liabilities	(4,662)	(4,876)
Income taxes payable	(66)	(12)
Current portion of lease obligation	(103)	(101)
Lease obligation	(100)	(173)
	$3,677	$3,248

Based on the above net exposures as at December 31, 2024, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net loss of approximately $184 (2023 – $162).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2024, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding decrease or increase, respectively on the Company's net loss of approximately $72 (2023 - $64).

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

The Company is subject to a concentration of credit risk related to its accounts receivable as 82% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2024, none of the outstanding accounts receivable were outside of the normal payment terms. The Company did not record any write-offs during the year ended December 31, 2024 or 2023 (2022 – $218). As at December 31, 2024 and 2023, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2024.

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

(b) Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model, which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. As at December 31, 2024, there is no royalty obligation recorded on the Company’s balance sheet, as the royalty obligation concluded on May 1, 2023.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

20. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers for the years ended December 31, 2024, 2023 and 2022 was 100% from sales to customers in the United States.

During the year ended December 31, 2024, 100% of total revenue from the marketing and distribution of commercial products was generated from eight customers. Customer A accounted for 29%, Customer B accounted for 18%, Customer C accounted for 49% and the remaining five customers accounted for approximately 4% of revenue.

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

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2024	2023
Canada	$578	$175
United States	9,038	8,364
Barbados	4,068	4,239
	$13,684	$12,778

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2024 and December 31, 2023:

For the year ended December 31, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$11,076	$10,831	$21,907
Cost of goods sold	(3,886)	(4,932)	(8,818)
Operating expenses	(12,325)	(3,501)	(15,826)
Other income	1,860	-	1,860
Finance income (expense), net	(19)	184	165
Foreign exchange loss	(71)	-	(71)
Loss before income taxes	$(3,365)	$2,582	$(783)

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

20. Segmented information (continued)

For the year ended December 31, 2023	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$12,118	$9,576	$21,694
Cost of goods sold	(3,959)	(3,746)	(7,705)
Operating expenses	(9,903)	(4,940)	(14,843)
Finance income (expense), net	11	54	65
Foreign exchange gain	(108)	-	(108)
Profit before income taxes	$(1,841)	$944	$(897)

21. Subsequent Events

                Acquisition of Gateway Medical Pharmacy Inc.

Subsequent to year- end, on March 11, 2025, the Company acquired 100% of the outstanding shares of Gateway Medical Pharmacy Inc. (“Gateway Pharmacy”), an independent retail pharmacy located in Portland, Oregon, in exchange for total consideration of $580,000 USD. Gateway Pharmacy is located within a high traffic medical office building, which also contains multiple healthcare clinics and centers. In addition to servicing regular retail customers, Gateway Pharmacy also services multiple long-term care facilities and provides non-sterile compounding services. The acquisition of Gateway Pharmacy is expected to help enhance the retail pharmacy operating segment of the Company, and is expected to increase annual net revenue by approximately $3 million,  however due to the complexity of integrating the pharmacy into its current operations, a precise estimate of the overall financial impact cannot be made at this time.

         Signing of West Olympia Pharmacy, PLLC Purchase Agreement

Subsequent to year-end, on April 10, 2025, the Company signed an agreement to acquire 100% membership interest of West Olympia Pharmacy, PLLC (“West Olympia Pharmacy”), an independent retail pharmacy located in West  Olympia, Washington, in exchange for total consideration of $975,000 USD. Upon signing of the agreement, $50,000 USD was paid by the Company to the seller, with $865,000 USD to be paid to the seller upon closing of the transaction. The closing of the agreement is contingent upon the successful transfer of the seller’s licenses to the Company. Upon completion of this transfer, the Company will assume the associated risks and rewards of ownership related to the acquisition. Twelve months following the transaction’s closing date, the Company is obligated to pay the seller an additional $60,000 USD, subject to reduction by any liabilities settled by the Company on the seller’s behalf.

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

4.19	Amendment to Employment Agreement dated October 1, 2007 between A.D. Friesen Enterprises Ltd. and the Company [8]

4.20	Amended Stock Option Plan approved October 2, 2007 [9]

4.21	Employment Agreement with Dwayne Henley June 10, 2008 [8]

4.22	Debt financing agreement between Birmingham Associates Ltd. and the Company dated September 17, 2007 [8]

4.23	Stock Option Plan amended and restated as of November 30, 2012 [12]

4.24	Stock Option Plan amended and restated as of November 4, 2014 [10]

4.25	Stock Option Plan amended and restated as of June 22, 2016 [11]

8.1	List of Significant Subsidiaries and Consolidated Affiliated Entity *

11.1	Code of Ethics [4]

11.2	Insider Trading Policy*

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

23.1	Consents of Independent Registered Public Accounting Firm *

97.1	Medicure Inc Clawback Policy*

100

Notes:

[1]	Herein incorporated by reference as previously included in the Company’s Form 20-F registration statement filed on January 30, 2001.

[2]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on December 31, 2002.

[3]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on October 20, 2003.

[4]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on September 15, 2004.

[5]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 24, 2005.

[6]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 16, 2006.

[7]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 27, 2007.

[8]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on August 29, 2008.

[9]	Herein incorporated by reference as previously included in the Company’s Registration Statement on Form S-8, filed on October 9, 2007 (SEC File No. 333-146574).

[10]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on April 14, 2015.

[11]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on March 31, 2016.

[12]	Herein incorporated by reference as previously included in the Company’s Form 20-F annual report filed on May 1, 2018.

*  Filed herewith

**  Furnished herewith

101

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2025

ON BEHALF OF THE CORPORATION, MEDICURE INC.

per:

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D.
Chairman, & CEO

102