Form 20-F
period 2025-12-31
MEDICURE INC
filed 2026-04-24
CIK 1133519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

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

At December 31, 2025, the registrant had 10,436,313 common shares issued and outstanding.

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

Large Accelerated Filer	☐	Non-Accelerated Filer	☒
Accelerated Filer	☐	Emerging Growth Company	☐

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

The Company uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references to dollar amounts in this Annual Report are to Canadian dollars. As of December 31, 2025, the rate for Canadian dollars was US $1.00 for CND $1.3706. See also Item 3 – Key Information for more detailed currency and conversion information.

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

“CMS” means the Centers for Medicare & Medicaid Services;

“DEA” means the United States Drug Enforcement Administration;

“DMF” means drug master file, which is submitted to the FDA;

“EMA” means European Medicines Agency

“FDA” means the United States Food and Drug Administration;

“Gateway Pharmacy” refers to the Company’s United States subsidiary, Gateway Medical Pharmacy

“GPIs” means glycoprotein GP IIb/IIIa inhibitors, which are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures;

“IRA” means Inflation Reduction Act of 2022

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

“Pharmacy Business Segment” refers to the three pharmacies currently owned by the Company; Marley Drug, Gateway Pharmacy, and West Olympia Pharmacy;

“ReDS™” means the ReDS™ point of care system;

“sNDA” means supplemental new drug application, which is submitted to the FDA;

“SNP” means Sodium Nitroprusside Injection;

“STEMI” means ST Segment Elevation Myocardial Infarction, a type of heart attack;

“TSXV” means the TSX Venture Exchange.

“West Olympia Pharmacy” refers to the Company’s United States subsidiary, West Olympia Pharmacy, LLC

FORWARD LOOKING STATEMENTS

Medicure Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results in the future and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. This Annual Report contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward-looking statements include, without limitation, statements regarding:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;

•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through Marley Drug and its newly acquired U.S. subsidiaries, Gateway Pharmacy and West Olympia Pharmacy;

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT® and ZYPITAMAG®;

•	the Company’s intention to increase sales through its Pharmacy Business Segment;

•	the Company’s intention to develop MC-1 for the treatment of PNPO deficiency;

•	the likelihood of the Company to receive a priority review voucher from the United States FDA in regards to its development work for MC-1;

•	the Company’s intention to investigate and advance other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;

•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of its intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

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

As at December 31, 2025, the Company had AGGRASTAT®, and ZYPITAMAG® available for sale commercially in addition to the Marley Drug, Gateway Pharmacy, West Olympia Pharmacy pharmaceutical businesses. However, AGGRASTAT® still accounted for approximately 20% of the Company’s revenue. Accordingly, its business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to product acceptance, competition and viable operations management.

The long-term profitability of the Company’s operations is uncertain, and any profitability may not be sustained. The Company’s long-term profitability will depend in significant part on its ability to maintain or expand/recapture sales of AGGRASTAT®, increase sales of ZYPITAMAG® and maintain and increase pharmaceutical sales through the Pharmacy Business Segment, as well as to develop and/or acquire other commercially viable drug products and/or businesses. This in turn depends on numerous factors which remain uncertain, including the following:

(a)	the success of the Company’s research and development activities;
(b)	obtaining regulatory approvals to market any of its development products;
(c)

the ability to contract for the manufacture of the Company’s products according to schedule and within budget, given the Company’s limited experience and lack of internal capabilities for manufacturing;

(d)	the ability to develop, implement and maintain appropriate systems and structures to market and operate within applicable regulatory, industry and legal guidelines;
(e)	the ability to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services) with third parties;
(f)	the ability to maintain current or higher pricing and margins for the Company’s products;
(g)	the ability to successfully prosecute and defend its patents and other intellectual property; and
(h)	the ability to successfully market the Company’s products, including AGGRASTAT® and ZYPITAMAG® given the Company’s limited resources.
(i)	The ability to successfully market pharmaceutical products through the Pharmacy Business Segment;
(j)	The ability to acquire and operate additional businesses with limited resources.

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

The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. The acquisitions of Gateway Pharmacy and West Olympia builds additional synergies with Marley Drug as it provides the Company with additional customers to market ZYPITAMAG® in addition to providing the Company with two additional pharmacies located on west coast, which should reduce shipping costs overall. ZYPITAMAG® contributed revenue of $6.5 million ($2.8 million through the traditional insured channels, and an additional $3.7 million through Marley Drug) to the Company for the year ended December 31, 2024, an increase from the prior year, where ZYPITAMAG® provided total revenue of $6.2 million ($3.0 million through the traditional insured channels, and an additional $3.2 million through Marley Drug) to the Company during the year ended December 31, 2024.

ZYPITAMAG® competes in a highly competitive class of products and to date, the rate of uptake of ZYPITAMAG® has been slow, resulting in lower than anticipated sales of ZYPITAMAG® recorded for the years ended December 31, 2025 and 2024. There is no assurance that the Company will be successful in growing the sales of ZYPITAMAG® in 2026 and beyond as there is no assurance that a viable market for ZYPITAMAG® will develop. The failure of the Company to grow sales of ZYPITAMAG®, or to establish a viable market for the product, could have a material adverse effect on the Company’s long-term profitability.

The markets in which Marley Drug, Gateway Pharmacy and West Olympia Pharmacy operates in are very competitive and further increases in competition could adversely affect us.

The Company, through its Pharmacy Business Segment, faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies. Competition from on-line retailers has significantly increased during the past few years. Some of our competitors have or may merge with or acquire pharmaceutical services companies, PBMs, health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition. The Company may not be able to effectively compete against them because these existing or potential competitors may have financial and other resources that are superior. The ability of the Company, through the Marley Drug business, to achieve profitability depends on the ability to continue to grow and retain loyal, repeat customers. There is no assurance that we will be able to continue to effectively compete in the markets or increase sales volume in response to further increased competition.

Consolidation in the healthcare industry could adversely affect our business, financial condition and results of operations.

Many organizations in the healthcare industry have consolidated to create larger healthcare enterprises with greater market power, which has contributed to continued pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for the Company’s pharmaceutical products sold through its Pharmacy Business Segment and/or reduce our access to customers. If these pressures result in reductions in prices and/or reduce our access to customers, the Company’s business will become less profitable unless we the Company can achieve corresponding reductions in costs or develop profitable new revenue streams. The Company expects that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants, which may adversely impact the Marley Drug business, its financial condition and its results of operations.

The availability of pharmacy drugs is subject to governmental regulations.

The continued conversion of various prescription drugs, including potential conversions of a number of popular medications, to over-the-counter medications may reduce the Company’s sales through the Pharmacy Business Segment, and customers may seek to purchase such medications at non-pharmacy stores. Also, if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, pharmacy sales may be adversely affected. The withdrawal of certain drugs from the market or concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may also have a negative effect on the pharmacy sales through the Pharmacy Business Segment or may cause shifts in the pharmacy or front-end product mix.

Certain risks are inherent in providing pharmacy services through the Pharmacy Business Segment and the Company’s insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. In addition, federal and state laws that require pharmacists to offer counseling, without additional charge, to customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact the business. Pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although the Company maintains professional liability and errors and omissions liability insurance, from time to time, claims could result in the payment of significant amounts, some portions of which are not funded by insurance. There can be no assurance that the coverage limits under insurance programs will be adequate to protect the Company against future claims, or that the Company will be able to maintain this insurance on acceptable terms in the future. Results of operations, financial conditions or cash flows may be adversely affected if insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which the Company self-insures or we suffer reputational harm as a result of an error or omission.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

Products that are sold through Pharmacy Business Segment could become subject to contamination, product tampering, mislabeling or other damage requiring us to recall our products. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury or death. Product liability claims may be asserted against the Company with respect to any of the products or pharmaceuticals sold and the Company may be obligated to recall products. A product liability judgment against the Company or a product recall could have a material, adverse effect on business, financial condition or results of operations.

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

The success of the Pharmacy Business Segment depends in part on the maintenance of all state licenses, customer loyalty, superior customer service and the ability to persuade customers to purchase products in additional categories. Failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by customers, or the failure or inability to obtain or offer particular categories of products could negatively affect relationships with customers and the demand for products and services.

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

While the Company’s approved product portfolio includes AGGRASTAT® and ZYPITAMAG®, as well as the Pharmacy Business Segment, the Company still has products that are currently in the research and development stage. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

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

For the year ended December 31, 2025, the Company generated its commercial product revenue from AGGRASTAT®, ZYPITAMAG®, and the Pharmacy Business Segment. A component of the Company’s plan to generate additional revenue is its intention to develop and/or to acquire or license, and then develop and/or market additional product candidates or approved products. The success of this growth strategy depends upon the Company’s ability to identify, select and then to develop, acquire or license products and/or acquire additional pharmacies that meet the criteria it has established. Due to the fact the Company has limited financial capacity, and limited value in its equity, relative to other companies in the industry, it has a limited number of product opportunities to choose from. Moreover, the Company’s ability to research and develop its own, or other acquired/licensed products, is limited by the extent of its internal scientific research capabilities. In addition, proposing, negotiating and implementing an economically viable acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company for the acquisition or license of product candidates and approved products. The Company may not be able to acquire or license the rights to additional product candidates and approved products on terms that it finds acceptable, or at all. Moreover, the Company may not have the human, technical, financial, manufacturing and/or clinical resources to successfully develop additional products.

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

AGGRASTAT® competes primarily with other platelet inhibitors, in particular the other GP IIb/IIIa inhibitors, Integrilin® (eptifibatide) (a branded drug sold by Merck & Co., Inc.), in addition to generic eptifibatide sold by other companies. It also competes with a number of oral platelet inhibitors, which can be used alone or in conjunction with anticoagulants, most notably with heparin (sold generically by a number of companies), and with an approved injectable platelet inhibitor, Kengreal® (cangrelor) (sold by Chiesi Farmaceutics S.p.A. Inc.). In addition, some alternative methods of treatment, such as the use of Angiomax® (bivalirudin) (sold by The Medicines Company, Inc.), and generic versions of bivalirudin also compete with AGGRASTAT®. These competing products are all marketed by large pharmaceutical companies with significantly more resources and experience than the Company. In addition, during the year ended December 31, 2025, there were multiple generic tirofiban hydrochloride alternatives commercially available, which have increased the competitiveness of the market in which AGGRASTAT® is currently sold. The availability of generics has resulted in a decrease in the selling price and the volume of AGGRASTAT® sold during the current year in comparison to prior years. The Company expects pricing pressures to continue on AGGRASTAT®

There remain many hospitals in the United States where AGGRASTAT® is not available on the hospital formulary, and it can be very difficult and time consuming to have AGGRASTAT® added to formulary for use by health care professionals. In many cases, competing treatment approaches may have FDA approval for dosing regimens and/or therapeutic indications that are outside of AGGRASTAT®’s approved prescribing information. The risk of bleeding associated with AGGRASTAT® may cause physicians to choose an alternative therapy. Although AGGRASTAT® is positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches, including generic AGGRASTAT® are lower cost and may for this reason be preferred by health care professionals where oral antiplatelet agents are deemed suitable.

ZYPITAMAG® competes with a variety of existing drugs and may compete against other new drugs, which may limit the use of ZYPITAMAG® and potentially affect the Company’s revenue.

Due to the incidence and severity of cardiovascular diseases, the antihyperlipidemic market is large and competition is intense. There are a number of approved antihyperlipidemic drugs approved, currently on the market, awaiting regulatory approval or in development. ZYPITAMAG® will compete with these drugs to the extent ZYPITAMAG® and any of these drugs are approved for the same or similar indications.

During the year ended December 31, 2025, there were generic versions of pitavastatin calcium available on the market which adds additional competition within the market for the product, and adds additional pricing pressure on ZYPITAMAG®, which the Company expects to continue on into the future.

Although ZYPITAMAG® is positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals.

The development of generic treatment options may decrease or eliminate the cost advantage that AGGRASTAT® currently enjoys, which could negatively impact the Company’s sales.

AGGRASTAT® is a branded pharmaceutical product for which there is currently limited generic alternatives available in the Company’s market. AGGRASTAT®’s reduced cost relative to other products was one of the advantages being used by the Company to promote and increase sales of AGGRASTAT®. Distributors of generic products typically price products significantly below the branded alternative, and these distributors are always seeking to introduce these generic alternatives of pharmaceuticals. New generic products will continue to be introduced that compete with AGGRASTAT® and their low pricing would reduce AGGRASTAT®’s relative cost advantage, and therefore negatively impact the maintenance and growth of sales by the Company. As at December 31, 2025, there are generic versions of a competing product, eptifibatide, that are commercially available and are competing directly against AGGRASTAT®.

Moreover, due to the previously seen growth in sales of AGGRASTAT®, generic companies have entered the U.S. market as the last AGGRASTAT® patent expired during 2023. The entry of generic versions of AGGRASTAT® had a negative effect on the volume of AGGRASTAT® sold during the current year. The Company expects additional pricing pressures from generic competition during 2026 and beyond, which could have a major negative effect on the profitability of the Company’s AGGRASTAT® sales. The decline in AGGRASTAT net revenue noted during the year ended December 31, 2025, in comparison to the prior year was due to increasing competition from generic alternatives of AGGRASTAT®.

The Company may not be able to hire or retain the qualified scientific, technical and management personnel it requires.

The Company’s business prospects and operations depend on the continued contributions of certain of the Company’s executive officers and other key management and technical personnel, certain of whom would be difficult to replace.

The Company’s subsidiary, Medicure International, Inc., contracts with third parties to perform a significant amount of its research and development activities. Given the specialized scientific nature of the Company’s business, the loss of services of any one or more of these parties may require the Company to attract and retain replacement qualified scientific, technical and management personnel. Competition in the biotechnology industry for such personnel is intense and the Company may not be able to hire or retain a sufficient number of qualified personnel, which may compromise the viability, pace and success of its research and development activities.

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

The pharmaceutical and biotechnology industry is characterized by extensive drug discovery and drug research efforts and rapid technological and scientific change. Competition is expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. The Company’s competitors use different technologies or approaches to develop products similar to the products which it is developing or develop new or enhanced products or processes that may be more effective, less expensive, safer, or more readily available before or after the Company obtains approval of its products. The Company may not be able to successfully compete with its competitors or their products and, if it is unable to do so, the Company’s business, financial condition and results of operations may suffer.

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

14

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

The Company cannot eliminate the risk of contamination or injury, by accident or as the result of intentional acts, from these materials. In the event of an accident, the Company could be held liable for any damages that resulted, and any resulting liability could exceed its resources. The Company may also incur significant costs in complying with environmental laws and regulations in the future. The Company is also subject to laws generally applicable to businesses, including but not limited to, federal, state, and local regulations relating to wage and hour matters, employee classification, mandatory healthcare benefits, unlawful workplace discrimination, and whistle-blowing. Any actual or alleged failure to comply with any regulation applicable to our business or any whistle-blowing claim, even if without merit, could result in costly litigation, regulatory action or otherwise harm our business, financial position, and operating results.

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

The sale and use of the Company’s commercial and development products, and the conduct of clinical studies involving human subjects, entails product and professional liability risks that are inherent in the testing, production, marketing and sale of pharmaceuticals to humans. While the Company has taken, and intends to continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Company currently carries product liability insurance, there can be no assurance that it has sufficient coverage or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company. The obligation to pay any product liability claim or recall for a product may have a material adverse effect on its business, financial condition and future prospects. In addition, even if a product liability claim is not successful, adverse publicity and the time and expense of defending such a claim may significantly impact the Company’s business.

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

As at December 31, 2025, the Company has various products in development which do not have the required manufacturing approvals or capabilities, clinical data and regulatory approvals necessary to be marketed in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow the Company to successfully market any of its products under development; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

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

The Company’s provision for tax liabilities, deferred tax assets and any related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses and nonrecurring items. The assessment of the appropriate amount of valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences. Significant judgement is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

Future issuance of the Company’s common shares will result in dilution to its existing shareholders. Additionally, future sales of the Company’s common shares into the public market may lower the market price which may result in losses to its shareholders.

As of December 31, 2025, the Company had 10,436,313 common shares issued and outstanding. A further 1,162,000 common shares are issuable upon exercise of outstanding stock options (of which 582,000 were exercisable at December 31, 2025), all of which may be exercised in the future resulting in dilution to the Company’s shareholders. The Company’s stock option plan allowed for the issuance of stock options to purchase up to a maximum of 20% of the outstanding common shares at the time of the approval of the stock option plan, which resulted in a fixed number of stock options allowed to be granted totaling 2,934,403.

The Company did not purchase and cancel any of its own securities during the year ended December 31, 2025.

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

The Company’s common shares historically have been subject to extreme price and volume volatility. For example, during the period from January 1, 2025 to December 31, 2025, the high and low closing trading prices of the Company’s common shares on the TSX-V were CDN$1.43 and CDN$0.63 respectively, with a total trading volume of 528,100 shares. Daily trading volume on the TSX-V of the Company’s common shares for the period from January 1, 2025 to December 31, 2025 has fluctuated, with a high of 65,900 shares and a low of no shares traded, averaging approximately 4,890 shares per trading day.

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

Sales of substantial numbers of the Company’s common shares could cause a decline in the market price of its common shares. The Company has two significant shareholders that each own more than 10% of the outstanding common shares of the Company as of December 31, 2025. Any sales by existing shareholders or holders of options may have an adverse effect on the Company’s ability to raise capital and may adversely affect the market price of its common shares.

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

The Company believes it was a “passive foreign investment company” (“PFIC”) in one or more previous taxable years, but does not believe that it was a PFIC for the taxable years ended December 31, 2025 or December 31, 2025, and does not expect that it will be a PFIC for the taxable year ending December 31, 2026. (See more detailed discussion in Item 10E – Taxation). However, there can be no assurance that the United States Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders who own common shares of the Company while it is a PFIC could have significant and adverse tax consequences.

Risks relating to macroeconomic challenges, including tariffs, and US policy changes as part of the IRA may adversely affect the Company’s business, operations, and financial condition in the US.

Uncertain macroeconomic conditions, including the risk of inflation, fluctuating interest rates and instability in the financial system, as well as rising healthcare costs, continue to pose challenges to the Company business. Uncertainty around tariffs and trade protection measures in the United States and other countries, including the imposition of new or retaliatory tariffs, along with ongoing geopolitical conflicts and rising geopolitical tensions, continue to create additional uncertainty in global macroeconomic conditions.

In addition, the IRA has had a negative impact on the Company. Due to provisions in the IRA, and the use of AMP as a measure of price increases to CMS populations, the Company has been assessed penalties, which it is hoping to recover in subsequent years through a reconciliation process offered by the program, however said reconciliation will not guarantee the Company will receive any refund in the future for past penalties paid, nor does it imply a future penalty will not be levied against the Company as a result.

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

On March 11, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon.

On June 16, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating West Olympia Pharmacy, an independent retail pharmacy located in Olympia, Washington.

Both pharmacies were acquired in the hopes of creating additional synergies with Marley Drug, with respect to reducing shipping times, higher purchasing power resulting in greater discounts on inventory purchasing, and additional customers which the Company could market ZYPITAMAG®, in addition to other exclusive product offerings currently being offered at Marley Drug.

In 2026, the Company plans to further maintain selling, general and administrative expenditure levels as it continues to focus on the sale of ZYPITAMAG®, in addition to maintaining its market share of AGGRASTAT®, as well as growing its customer base for its Pharmacy Business Segment, including the growth of its e-commerce platform. The Company is also focused on the development of MC-1 and the development of additional products.

The Company’s future operations are dependent upon its ability to maintain sales of AGGRASTAT®, to increase sales of ZYPITAMAG®, to grow the Pharmacy Business Segment by increasing sales through its e-commerce platform and the development and/or acquisition of new products/pharmacies and/or secure additional capital, which may not be available under favorable terms or at all.

If the Company is unable to maintain sales of AGGRASTAT®, grow sales of ZYPITAMAG®, grow the Pharmacy Business Segment and develop and/or acquire new products/pharmacies, and/or raise additional capital, management will consider other strategies including cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.

B. Business Overview

Plan of Operation

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and increasing its e-commerce and mail order pharmaceutical business in all 50 U.S. states through the Company’s Pharmacy Business Segment. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

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

The Company acquired Marley Drug, a leading pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States. The acquisitions of Gateway Pharmacy and West Olympia Pharmacy during 2025 were acquired with the intended purpose of creating additional synergies with Marley Drug, including reduce shipping times and greater inventory purchasing power, resulting in additional inventory purchase discounts.

On February 9, 2022, Marley Drug launched its national direct-to-consumer e-commerce platform - www.marleydrug.com which allows for home delivery of FDA approved medications and allows products to be delivered to Americans in all 50 states within the United States. The Company is focused on growing the Marley Drug business segment through 2026 and beyond and hopes to continue growing the sales of ZYPITAMAG® through the Marley Drug business as well.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and ZYPITAMAG®.

The ongoing focus of the Company includes the sale of AGGRASTAT® and ZYPITAMAG®, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy and the development of additional pharmaceutical products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, and its valued customers. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Pharmacy Business Segment became a key focus of the Company after its acquisition of Marley Drug in December of 2020, and the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during 2025. The Company is focused on creating additional partnerships through Marley Drug, with pharmaceutical manufacturers to provide additional therapies at an affordable cash price.

Recent Developments

MEDICURE ANNOUNCES UPDATE ON ENROLLMENT IN ITS MEND-PNPO PHASE 3 CLINICAL TRIAL AND PRESENTATION OF THE TRIAL DESIGN AND BASELINE DATA AT THE 2025 CHILD NEUROLOGY SOCIETY CONFERENCE

On September 23, 2025, the Company announced an update on enrollment in the MEND-PNPO study (ClinicalTrials.gov NCT04706013), with six patients now enrolled including one having completed the 12-month study period. Medicure plans to enroll 10-15 patients in total and is targeting having all patients start enrollment before the end of 2025.

The Company’s R&D focus is primarily on its Phase 3 study to seek approval of MC-1 as the first FDA-approved therapy for patients with PNPO deficiency, which is a rare neurometabolic disorder often leading to neonatal onset seizures that are resistant to other antiseizure medications, resulting in severe neurological dysfunction and ultimately death if untreated.

The FDA has granted both a Rare Pediatric Disease Designation and an Orphan Drug Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the EMA has granted an Orphan Drug Designation to MC-1 for the treatment of PNPO deficiency. Medicure also received fast track designation for use of MC-1 for the treatment of PNPO deficiency, which will facilitate the review of Medicure's NDA by the FDA.

Upon approval of the NDA for MC-1 for patients with PNPO deficiency, Medicure is eligible to receive a priority review voucher from the FDA, which can be redeemed or sold, and provides significant value.

Elements of the MEND-PNPO study as described below will be presented at the 54th Child Neurology Society Conference in Charlotte, North Carolina on October 8, 2025 by lead investigator Dr. Phillip Pearl (Director of Epilepsy and Clinical Neurophysiology at Boston Children's Hospital and William G. Lennox Chair and Professor of Neurology at Harvard Medical School, Boston, MA) and co-authored by the study principal investigators.

The presentation includes the study design, primary and secondary endpoints, dosing of MC-1 for patients enrolled, and baseline steady state pyridoxal 5'-phosphate (P5P) levels. Based on enrolled patients, baseline P5P treatment regimens ranged between 14 mg/kg/day to 58 mg/kg/day, and baseline steady state P5P levels were also variable between subjects ranging from 4.84 ng/mL to 136 ng/mL.

MEDICURE ANNOUNCES CLOSING OF PURCHASE AGREEMENT FOR THE ACQUISITION OF WEST OLYMPIA PHARMACY

On June 17, 2025, the Company announced that further to its news release on April 11, 2025, through its wholly-owned U.S. subsidiary Medicure Pharma Inc., it has closed on the acquisition of 100% of West Olympia Pharmacy from an arms-length third-party. As previously disclosed, the acquisition of West Olympia aligns with Medicure's strategic plan for the expansion of the Company's direct-to-consumer pharmacy business, and positions Medicure to accelerate its growth of ZYPITAMAG® and its other products and services.

It is estimated that the acquisitions of Gateway Medical Pharmacy and West Olympia Pharmacy could add approximately $10 million in additional annual net revenue, and contribute to overall net income, further building Medicure's pharmacy business and strengthening sales of the Company's marketed product, ZYPITAMAG®.

Medicure did not require any financing or acquire any debt as part of the Transaction, and no finder fees were paid by Medicure.

SIGNING OF A PURCHASE AGREEMENT FOR THE ACQUISITION OF WEST OLYMPIA PHARMACY

On April 11, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on April 10, 2025 to acquire 100% of West Olympia Pharmacy from an arms-length third-party for a purchase price of USD $975,000. West Olympia generated unaudited revenue of approximately USD $6.8 million and net income of USD $325,000 for the 12-month period ended December 31, 2024.

Closing of the Proposed Transaction is subject to a number of terms and conditions, including but not limited to, transfer of agreements and licenses to Medicure.

AGREEMENT FOR THE ACQUISITION OF GATEWAY MEDICAL PHARMACY

On March 11, 2025, the Company announced that through its wholly-owned U.S. subsidiary, Medicure Pharma Inc., it has signed a definitive agreement on February 14, 2025, to acquire 100% of Gateway Pharmacy from an arms-length third-party in exchange for consideration totalling $580,000 USD. Gateway Pharmacy generated unaudited revenue of approximately $3.1 million and net income of $271,000 for the 12-month period ended December 31, 2024. Medicure will not require any financing or acquire any debt as part of the Proposed Transaction, and no finder fees are being paid by Medicure.

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

Net AGGRASTAT® product sales for the year ended December 31, 2025 were $5.7 million compared to $8.1 million during the year ended December 31, 2024.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of generics tirofiban hydrochloride, which launched during 2023. However, for the time being the number of hospital customers using AGGRASTAT® continued to remain strong, and the Company continues to work on maintaining its customer base. The Company continues to expect a moderate patient market share despite reduced revenue from the AGGRASTAT® brand.

Net ZYPITAMAG® product sales through the traditional insured channel for the year ended December 31, 2025 were $2.8 million compared to $3.0 million during the year ended December 31, 2024.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue. The decrease in ZYPITAMAG® revenue through the traditional insured channel during the year ended December 31, 2025, can be attributed to a decrease in utilization of the product through insurance formularies, specifically Medicare Part D.

Company’s retail pharmacy operating segment, Marley Drug, Gateway Pharmacy and West Olympia Pharmacy, provide customers with access to their medications without the need for insurance. Marley Drug recorded $12.8 million of net revenue during the year ended December 31, 2025 compared to $10.8 million during the year ended December 31, 2024. Of this amount, $3.7 million is attributable to sales of ZYPITAMAG® during the year ended December 31, 2025, in comparison to $3.2 million during the year ended December 31, 2024.

On March 11, 2025, the Company acquired Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon. During the year ended December 31, 2025, Gateway Pharmacy contributed net revenue of $2.8 million. The Company now offers ZYPITAMAG® and intends to add additional product offerings which have increased revenue at Marley Drug.

On June 16, 2025, the Company acquired West Olympia Pharmacy, an independent retail pharmacy with a substantial customer base, located in Olympia Washington. During the year ended December 31, 2025, West Olympia Pharmacy contributed net revenue of $4.7 million. The Company now offers ZYPITAMAG® through West Olympia Pharmacy and intends to grow the product offerings at the pharmacy.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to ZYPITAMAG® , in addition, the Company plans on expanding its customer base for its e-commerce platform to grow its retail Pharmacy Business Segment, as well as licensing, acquisition and/or development of other pharmaceutical products or businesses that fit the commercial organization.

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

As at December 31, 2025, the Company had issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, Etc. below).

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

Although ZYPITAMAG® would be positioned as a relatively low-cost therapy, in certain circumstances, other treatment approaches are lower cost and may for this reason be preferred by health care professionals. In 2023, the first generic pitavastatin calcium was launched, which added an additional pricing pressures on ZYPITAMAG®. The Company expects generic pitavastatin calcium to continue to have a negative impact on the sales of ZYPITAMAG® in 2026.

Marley Drug pharmacy business operates a physical pharmacy location in Winston Salem, North Carolina with a significant mail order business throughout the United States. Gateway Pharmacy also operates a physical pharmacy location in Portland, Oregon and West Olympia Pharmacy also has a physical pharmacy location in Olympia, Washington. Through all three of these pharmacies, the Company faces intense competition with local, regional and national companies, including pharmacy chains, independently owned pharmacies, supermarkets, mass merchandisers and internet pharmacies, such as Cost Plus Drugs, as well as competition from on-line retailers such as Amazon. Competition from these on-line retailers has significantly increased during the past few years. Some competitors have or may merge with or acquire pharmaceutical services companies, PBMs, health insurance companies, mail order facilities or enter into strategic partnership alliances with wholesalers or PBMs, which may further increase competition.

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

Competitive Strategy and Position

The Company is primarily focusing on:

Growing sales of ZYPITAMAG® in the United States

The Company has continued to see an increase in the sales of ZYPITAMAG® throughout 2024 and 2025 in comparison to prior years. The acquisition of Marley Drug and the launch of the e-commerce platform allows the Company to reach consumers in all 50 states , Washington D.C. and Puerto Rico. ZYPITAMAG® contributed revenue of $6.5 million ($2.8 million through the traditional insured channels, and an additional $3.7 million through Marley Drug) to the Company for the year ended December 31, 2025, an increase from the prior year, where ZYPITAMAG® provided total revenue of $6.2 million ($3 million through the traditional insured channels, and an additional $3.2 million through Marley Drug) to the Company during the year ended December 31, 2024.

Maintaining AGGRASTAT® sales in the United States

The Company continues to work to maintain the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

Operation of the retail pharmacy business segment business and growth of e-commerce platform

The Company continues to operate Marley Drug and recently added Gateway Pharmacy to its retail and mail order pharmacy business segment. During 2022, Marley Drug launched its e-commerce platform, which allows consumers to purchase their FDA approved medications online and have them shipped directly to their residence. The addition of Gateway Pharmacy is expected to help create operational efficiencies for Marley Drug given its west coast location will allow for faster shipping times to e-commerce customers located on the west coast. The additions of Marley Drug, Gateway Pharmacy and West Olympia Pharmacy are expected to continue to provide the Company more channels to sell ZYPITAMAG® as well.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other products and businesses that fit the commercial organization.

Developing additional pharmaceutical products

On January 7, 2021, the Company announced that it intends to file an IND with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1. The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

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

Gateway Pharmacy was acquired by Medicure Pharma Inc. on March 11, 2025. Gateway Pharmacy was incorporated pursuant to the laws of the State of Oregon, United States of America, on January 22, 2016. Gateway Pharmacy’s registered office is 1125 NE 99th Ave, Portland, Oregon 97220. Gateway Pharmacy’s head office is located at 1125 NE 99th Ave, Portland, Oregon 97220.

West Olympia Pharmacy was acquired by Medicure Pharma Inc. on June 16, 2025. West Olympia Pharmacy was incorporated pursuant to the laws of the State of Washington, United States of America, on June 24, 2015. West Olympia Pharmacy’s registered office is 400 Yauger Way SW STE B, Olympia, Washington 98502. West Olympia Pharmacy’s head office is located at 400 Yauger Way SW STE B, Olympia, Washington 98502

Medicure Pharma Europe Limited, a wholly owned subsidiary of the Company, was incorporated pursuant to the laws of Ireland on October 17, 2017. Medicure Pharma Europe Limited’s registered office is Block 3, Harcourt Centre, Harcourt Road, Dublin 2.

D. Property, Plant and Equipment

Office Space

Included within the business and administration services agreement entered into with Genesys Venture Inc. (see Item 5F - Contractual Obligations), is the use of office space at Genesys Venture Inc.’s head office located at 1250 Waverley Street in Winnipeg, Manitoba, Canada. As at December 31, 2025, the Company had use of approximately 10,500 square feet.

Through Marley Drug, the Company also leases 3,280 of retail and office space located at 5008 Peters Creek Pkwy, Winston Salem, North Carolina 27127.

Through Gateway Pharmacy, the Company leases 1,157 of retail and office space located at 1125 NE 99th Ave, Portland, Oregon 97220.

Through West Olympia Pharmacy, the Company leases 1,731 of retail and office space located at 400 Yauger Way SW STE B, Olympia, Washington 98502.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under part Item 3D - Risk Factors. The following discussion of the financial condition, changes in financial conditions and results of operations of the Company for the years ended December 31, 2025 and December 31, 2024 should be read in conjunction with the consolidated financial statements of the Company. The Company’s consolidated financial statements are presented in Canadian dollars and have been prepared in accordance with IFRS included under Item 18 to this Annual Report.

A. Operating Results

General

Through 2025, the Company was focused on growing the sales of ZYPITAMAG® and maintaining the sales AGGRASTAT® in addition to growing the sales through its e-commerce and mail order pharmacy and retail pharmacy businesses, through its subsidiaries, Marley Drug Gateway Pharmacy and West Olympia Pharmacy.

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

Twelve Months Ended December 31, 2025 Compared to the Twelve Months Ended December 31, 2024

Revenue

Net AGGRASTAT® product sales for year ended December 31, 2025 were $5.7 million compared to $8.1 million during the year ended December 31, 2024.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of generics tirofiban hydrochloride, which launched during 2023. In 2026, the Company intends on maintaining its current customer base and recovering some of its lost customer base through the addition of value add services for its customers, such as providing training and in-servicing to hospital staff. The Company does not expect its current patient market share to decrease significantly from its current level in 2026.

Net ZYPITAMAG® product sales through the traditional insured channel for the year ended December 31, 2025 were $2.8 million compared to $3.0 million for the year ended December 31, 2024.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table. The decrease in ZYPITAMAG® revenue during the year ended December 31, 2025, can be attributed to lower utilization of the product through insurance formularies, specifically Medicare Part D. The primary focus of the Company continues to be growing ZYPITAMAG® revenue through the insured channel and through Marley Drug throughout 2026.

Marley Drug recorded net revenue $12.8 million during the year ended December 31, 2025 compared to net revenue of $10.8 million during the year ended December 31, 2024.The pharmacy business continues to focus on diversifying its revenue by securing exclusive product offerings and partnerships, which helped contribute to the increase in revenue during the current year. In addition, ZYPITAMAG® sales through Marley Drug during the current year were $3.7 million, an increase from the prior year where ZYPITAMAG® sales through Marley Drug were $3.2 million. Offsetting the increase in revenue is a decline in reimbursements from pharmacy benefit managers which only impact insured prescription sales. Going forward, the focus of Marley Drug is to continue growing its sales of ZYPITAMAG® and increasing its exclusive product offerings and business partnerships.

Gateway Pharmacy contributed $2.8 million of net revenue during the current year. Given Gateway Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to the business during the year ended December 31, 2024. The Company started offering ZYPITAMAG® through the pharmacy during the current year and intends on adding additional product offerings throughout 2026.

West Olympia Pharmacy contributed $4.7 million of net revenue during the year ended December 31, 2025. Given West Olympia Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to West Olympia Pharmacy during the year ended December 31, 2024. The Company has started offering ZYPITAMAG® through West Olympia Pharmacy and the Company plans on adding additional product offerings at the pharmacy throughout 2026.

Cost of Goods Sold

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAG®, including write-downs for obsolete inventory and amortization of the related intangible assets on ZYPITAMAG®. Additionally, Marley Drug Gateway Pharmacy and West Olympia pharmacy, cost of goods sold includes direct product costs associated with the sale of products through the pharmacy business, including Marley Drug’s e-commerce platform.

AGGRASTAT® cost of goods sold for the year ended December 31, 2025 were $3.1 million compared to $2.5 million for the year ended December 31, 2024. AGGRASTAT® cost of goods sold for the year ended December 31, 2025 included $2.6 million related to product sold to end customers and $458,000 relating to a write down of expired/unusable inventory. Cost of goods sold for the year ended December 31, 2024 included $2.7 million related to product sold to end customers, $78,000 relating to a write down of expired/unusable inventory, and a $281,000 recovery as a result of insurance proceeds received in the current year, for inventory that was damaged in shipping during the year ended December 31, 2023. The increase in cost of goods sold in the current year is the result of a higher net inventory write-down of AGGRASTAT® inventory during the current year, offset by a lower volume of product sold, consistent with the decrease in net revenue during the current year.

ZYPITAMAG® cost of goods sold for year ended December 31, 2025 totaled $1.2 million and includes $608,000 relating to product sold to the Company’s customers and $632,000 from amortization of the ZYPITAMAG® intangible assets. During the year ended December 31, 2024 ZYPITAMAG® cost of goods sold totaled $1.4 million and includes $759,000 relating to product sold to the Company’s customers and $620,000 from amortization of the ZYPITAMAG® intangible assets.

The decrease in cost of goods sold for ZYPITAMAG® during the year ended December 31, 2025, in comparison to the prior year is attributable to the lower volume of ZYPITAMAG® sold through the insured channel, offset by a higher volume of ZYPITAMAG sold through Marley Drug and less favorable foreign exchange rates during the current year.

Cost of goods sold related to the Marley Drug business totaled $6.8 million for the year ended December 31, 2025, compared to $4.9 million for the year ended December 31, 2024. The increase in cost of goods sold during the current year is the result of a higher volume and nature of product sold through the pharmacy during the current year.

Cost of goods sold through Gateway Pharmacy totaled $1.9 million during the current year ended December 31, 2025. Given Gateway Pharmacy was acquired during the current year, the Company did not record any cost of goods sold in relation to the business during the year ended December 31, 2024.

Cost of goods sold through West Olympia Pharmacy totaled $4.0 million during the year ended December 31, 2025. Given West Olympia Pharmacy was acquired during the current year, the Company did not record any cost of goods sold in relation to the business during the year ended December 31, 2024.

Historically, both Gateway Pharmacy and West Olympia pharmacy have had a higher proportion of insured prescription sales, in comparison to Marley Drug. Management intends on adding additional higher margin product margin products at both pharmacies, starting with ZYPITAMAG® throughout 2026 in an effort to improve the gross margin at both pharmacies. In addition, the addition of two pharmacies during the current year increases the overall purchasing power of the Company, which management intends on leveraging to obtain better pricing from its wholesalers for its pharmacy products.

Selling Expenses

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, Marley Drug and the Company’s newly acquired pharmacies, Gateway Pharmacy and West Olympia Pharmacy.

Selling expenses for the year ended December 31, 2025 were $10.4 million compared to $8.0 million for the year ended December 31, 2024.

The increase in selling expenses during the current year is primarily due to a $2.1 million rebate liability issued to the Company from the CMS in relation to the IRA of 2022. During fiscal 2025, CMS issued an assessment related to ZYPITAMAG® based on its interpretation of revised Average Manufacturer Price (“AMP”) data following a correction made in 2022. Although the product’s cost remained unchanged, CMS determined that the AMP correction constituted a price increase for program purposes. The Company, in consultation with legal counsel, remitted the payment to CMS subsequent to year-end to avoid further penalties, and has contacted CMS regarding recovery of the payment through the program’s reconciliation process.

In addition, the Company’s acquisition of Gateway Pharmacy and West Olympia Pharmacy during the current year also resulted in additional selling expenses in relation to sales and marketing efforts at each pharmacy.

General and Administrative Expenses

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

General and administrative expenses for the year ended December 31, 2025 were $5.0 million compared to $4.8 million during the year ended December 31, 2024.

The increase in general and administration expenses during the current year is primarily attributable to the Company’s acquisition of Gateway Pharmacy and West Olympia Pharmacy during the current year. General and administrative expenses relating to the acquired pharmacies includes cost of administrative expenses, utilities and amortization of each pharmacies right of use asset in relation to their leased retail space. The increase in general and administrative expenses during the current year is offset by a decrease in share-based compensation expense during the current year, which is driven by a decrease in the number of stock options outstanding, in addition to a higher volume of vested stock options at December 31, 2025, in comparison to the prior year.

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

Research and development expenditures for the year ended December 31, 2025 totaled $3.2 million compared to $3.1 million for the year ended December 31, 2024. Research and development expenditures include costs associated with the Company’s on-going clinical development and pre-clinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional products.

The slight increase in research and development expenses during the year ended December 31, 2025 in comparison to the prior year is primarily the result of the timing of research and development expenditures relating to each development project. The Company’s research and development activities for the year ended December 31, 2025 primarily related to the MC-1 development project.

Other Income

The Company did not record any other income during the year ended December 31, 2025 compared to $1,9 million of other income recorded during the year ended December 31, 2024.

The other income recorded during the prior year is the result of a legal settlement agreement entered into by the Company with its contract development and manufacturing organization (“CDMO”). The total value of the settlement was $2.2 million, which included $345,000 relating to the cost of unfinished inventory, which the Company had previously invoiced the CDMO for. The terms of the settlement are confidential, and the proceeds from the settlement were received by the Company during the year ended December 31, 2024.

Finance Income, Net

Finance income for the year ended December 31, 2025 totaled $122,000 and primarily relates to interest income earned by the Company of $235,000, offset by bank charges and interest charges stemming from the Company’s lease obligations and holdback payable obligations of $86,000, and $27,000 of accretion on the Company’s acquisition payable obligation as part of the acquisition of Gateway Pharmacy during the current year. Finance income for the year ended December 31, 2024 totaled $165,000 and primarily relates to interest income earned by the Company of $206,000, offset by bank charges and interest charges stemming from the Company’s lease obligations of $41,000.

Foreign Exchange Loss, Net

The Company recorded a foreign exchange loss of $123,000 for the year ended December 31, 2025 compared to a foreign exchange loss of $71,000 for the year ended December 31, 2024. The changes to foreign exchange losses results from changes in the US dollar exchange rate during the respective periods.

Loss and Comprehensive Loss

For the year ended December 31, 2025, the Company recorded a net loss of $7.1 million or $0.68 per share ($0.68 per share diluted) compared to net loss of $1.0 million or $0.10 per share ($0.10 per share diluted) for the year ended December 31, 2024.

As discussed above, the main factors contributing to an increased net loss during the year ended December 31, 2025 in comparison to the prior year were decreased AGGRASTAT® revenue, an increase in cost of goods sold as a result of a change in product mix and a higher volume of product sold through Marley Drug, an increase in selling expenses as a result of the rebate liability issued by the CMS, increase in general and administrative expenses as a result of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year, an increase in research and development expenses primarily due to the timing of expenses in relation to the development of MC-1, and a decrease in other income as a result of the legal settlement received during the prior year; offset by higher revenue earned as a result of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year, in addition to a higher volume of revenue earned from Marley Drug, including the sales of ZYPITAMAG® through the pharmacy.

For the year ended December 31, 2025, the Company recorded a total comprehensive loss of $907,000 compared to a total comprehensive income of $686,000 for the year ended December 31, 2024. The change in comprehensive income/loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

Additional Information

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy. The Company has considered indicators of impairment as at December 31, 2025 and 2024 and the Company did not record any write-down of intangible assets during the years ended December 31, 2025 and 2024.

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug, Gateway Pharmacy and West Olympia Pharmacy acquisitions. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug, Gateway Pharmacy and West Olympia Pharmacy are included, has been determined based on value in use for the year ended December 31, 2025.

Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2025, was 13.00%.

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

Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the assessment completed at December 31, 2025 was approximately 2% on average over the forecast period.

Based on the assessment completed by the Company, the fair value of the reporting unit exceeded its carrying value by 46%.

As at December 31, 2025, the Company had 10,436,313 common shares outstanding and 1,162,000 stock options, of which 582,000 were exercisable, to purchase common shares outstanding.

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

Additional Information

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy. The Company has considered indicators of impairment as at December 31, 2024 and 2023 and the Company did not record any write-down of intangible assets during the years ended December 31, 2024 and 2023.

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

Cash used in operating activities for the year ended December 31, 2025 was $560,000 compared to cash from operating activities of $1.4 million for the year ended December 31, 2024. The decrease in cash from operating activities is primarily due to an increased net loss during the current year, in addition to working capital adjustment for an increase in prepaid expenses, offset by working capital adjustments for a decrease in accounts receivable, inventory, and an increase accounts payable and accrued liabilities.

Cash used in investing activities for the year ended December 31, 2025 was $2.0 million compared to $739,000 for the year ended December 31, 2024. The cash used in investing activities for the year ended December 31, 2025 consisted of the acquisitions of Gateway Pharmacy and West Olympia Pharmacy, whereas cash used in investing activities during the year ended December 31, 2024 related to capitalized investments in intangible assets.

Cash used in financing activities for the year ended December 31, 2025 totaled $415,000 compared to $370,000 for the year ended December 31, 2024. The cash used in financing activities for the year ended December 31, 2025 and 2024 consisted only of repayments of the Company’s lease liabilities.

As at December 31, 2025, the Company had unrestricted cash totaling $3.8 million compared to $7.2 million as of December 31, 2024. As at December 31, 2025, the Company had working capital of $274,000 compared to $7.5 million as at December 31, 2024.

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

As at December 31, 2025, the Company had numerous issued United States patents (see Item 5 – Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses, etc. below).

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

D. Trend Information

Net AGGRASTAT® product sales for year ended December 31, 2025 were $5.7 million compared to $8.1 million during the year ended December 31, 2024.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® has declined during the current year, as the Company continues to have pricing pressures as a result of generics tirofiban hydrochloride, which launched during 2023. In 2026, the Company intends on maintaining its current customer base and recovering some of its lost customer base through the addition of value add services for its customers, such as providing training and in-servicing to hospital staff. The Company does not expect its current patient market share to decrease significantly from its current level in 2026.

Net ZYPITAMAG® product sales through the traditional insured channel for the year ended December 31, 2025 were $2.8 million compared to $3.0 million for the year ended December 31, 2024.

The Company sells ZYPITAMAG® to drug wholesalers, who subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. In addition, the Company also markets ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug. Sales of ZYPITAMAG® through Marley Drug are reported under Marley Drug revenue in the above table. The decrease in ZYPITAMAG® revenue during the year ended December 31, 2025, can be attributed to lower utilization of the product through insurance formularies, specifically Medicare Part D. The primary focus of the Company continues to be growing ZYPITAMAG® revenue through the insured channel and through Marley Drug throughout 2026.

Marley Drug recorded net revenue $12.8 million during the year ended December 31, 2025 compared to net revenue of $10.8 million during the year ended December 31, 2024.The pharmacy business continues to focus on diversifying its revenue by securing exclusive product offerings and partnerships, which helped contribute to the increase in revenue during the current year. In addition, ZYPITAMAG® sales through Marley Drug during the current year were $3.7 million, an increase from the prior year where ZYPITAMAG® sales through Marley Drug were $3.2 million. Offsetting the increase in revenue is a decline in reimbursements from pharmacy benefit managers which only impact insured prescription sales. Going forward, the focus of Marley Drug is to continue growing its sales of ZYPITAMAG® and increasing its exclusive product offerings and business partnerships.

Gateway Pharmacy contributed $2.8 million of net revenue during the current year. Given Gateway Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to the business during the year ended December 31, 2024. The Company started offering ZYPITAMAG® through the pharmacy during the current year and intends on adding additional product offerings throughout 2026.

West Olympia Pharmacy contributed $4.7 million of net revenue during the year ended December 31, 2025. Given West Olympia Pharmacy was acquired during the current year, the Company did not record any net revenue in relation to West Olympia Pharmacy during the year ended December 31, 2024. The Company has started offering ZYPITAMAG® through West Olympia Pharmacy and the Company plans on adding additional product offerings at the pharmacy throughout 2026.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2025:

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

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. The key assumptions used to determine the recoverable amount are further explained in note 9 of the consolidated financial statements for the year ended December 31, 2025.

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

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2025, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

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

B. Compensation

Compensation paid to the directors, and executive officers of the Company during the year ended December 31, 2025, is described below and stock-based compensation described in Item 6(E) below:

The Company recorded $50,000 in total fees paid or payable to Board members for attendance at meetings between January 1, 2025 and December 31, 2025. In addition, included within this amount were additional $5,000 payments to the chairs of the Audit and Finance Committee and Executive Compensation, and Corporate Governance Committee were paid an additional $5,000 each for services as committee chairs.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month, increasing to $22,000 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2025, there are no outstanding amounts (2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Dr. Neil Owens serves the Company as President and Chief Operating Officer. For the year ended December 31, 2025 the President and Chief Operating Officer received a salary of $232,000.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10,000 per month, increasing to $11,000 per month effective January 1, 2024, and subsequently increasing to $13,333 per month effective May 01, 2024. Effective January 1, 2025, the rate changed to $14,333 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2025, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2024 - nil).

Dr. Reuben Saba serves the Company as Vice-President, Business Development and received a salary of $165,000 for the year ended December 31, 2025.

During the year ended December 31, 2025, the Company paid directors a total of nil (December 31, 2024 - nil) for consulting fees.

The Company has agreed to provide its independent directors $2,000 for each quarterly board meeting they personally attended and $1,500 for each quarterly executive compensation, nominating and corporate governance committee meeting or audit and finance committee meeting they attend that is not held in conjunction with a regular Board meeting.

As at December 31, 2025, the Company had nil in accrued compensation owing to the independent members of the Board of Directors relating to Directors fees (2024 - nil).

The Company does not provide any cash compensation for its directors who are also officers of the Company for their services as directors.

No pension, retirement fund and other similar benefits have been set aside for the officers and directors of the Company.

C. Board Practices

The Board of Directors presently consists of five directors, who were all elected at the Company’s annual general meeting of the shareholders held on May 21, 2025. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or pursuant to the provisions of the Canada Business Corporations Act.

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

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended December 31, 2025, by virtue of the Company being a “venture issuer” (as defined in NI 52-110).

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

Notwithstanding the exemption available under section 6.1 of NI 52-110, as at the date hereof, the Audit and Finance Committee is comprised of four independent directors: Brent Fawkes (Chair), Dr. Arnold Naimark, James Kinley and Peter Quick. The relevant experience of each member is described above. (See “Item 6 - Directors, Senior Management and Employees”.)

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

3) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing, or evaluation of financial statements; or

(4) Other relevant experience.

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

D. Employees

In addition to the individuals disclosed in Section A. Directors and Senior Management of this item, the Company has 22 employees through Medicure as at December 31, 2025.  During the year ended December 31, 2024, the Company’s total employment was consistent from the previous year, with 23 employees through Medicure. The Company’s subsidiary, Medicure Pharma Inc. has one direct employee as at December 31, 2025, also consistent from the prior year. Additionally, Marley Drug has 16 direct employees as at December 31, 2025, consistent from the prior year. Gateway Pharmacy and West Olympia Pharmacy, which were both acquired during the current year, have 9 and 7 employees, respectively, at December 31, 2025.

E. Share Ownership

The following table discloses the number of shares (each share possessing identical voting rights), stock options and percent of the shares outstanding held by the directors and officers of the Company, and their respective affiliates, directly and indirectly, at December 31, 2024.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class

Common shares	Dr. Albert D. Friesen(1)	2,580,821	(1)	24.73%
Common shares	Dr. Arnold Naimark	84,194		0.81%
Common shares	Peter Quick	73,150		0.70%
Common shares	Brent Fawkes	57,376		0.55%
Common shares	James Kinley	47,100		0.45%
Common shares	Dr. Neil Owens	6,400		0.06%
Common shares	Haaris Uddin	-		-
Common shares	Reuben Saba	-		-

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Clawback Policy during the fiscal year ended December 31, 2025.

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

Name of Person	Number of Shares Subject to Issuance	Exercise Price per Share	Expiry Date
Dr. Albert D. Friesen	175,000	$1.25	February 1, 2033
Dr. Arnold Naimark	60,000	$1.25	February 1, 2033
Peter Quick	60,000	$1.25	February 1, 2033
Brent Fawkes	60,000	$1.25	February 1, 2033
James Kinley	60,000	$1.25	February 1, 2033
Dr. Neil Owens	40,000 150,000	$1.10 $1.25	July 30, 2026 February 1, 2033
Haaris Uddin	20,000 75,000	$1.20 $1.25	June 1, 2027 February 1, 2033
Reuben Saba	20,000 100,000	$1.10 $1.25	July 30, 2026 February 1, 2033

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

As of December 31, 2025, the total number of issued and outstanding common shares of the Company beneficially owned by the directors and executive officers of the Company as a group was 2,849,041 (or 27.30% of common shares).

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

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18,000 per month, increasing to $22,000 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2025, there are no outstanding amounts (2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10,000 per month, increasing to $11,000 per month effective January 1, 2024, and subsequently increasing to $13,333 per month effective May 01, 2024. Effective January 1, 2025, the rate changed to $14,333 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2025, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2024 - nil).

During the year ended December 31, 2025, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85,000 (2024 – $85,000) for business administration services, $222,000 (2024 – $222,000) in rental costs, $44,000 (2024 – $44,000) for information technology support services, and $468,000 (2024 – $439,000) for clinical research services. The business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by the Chief Executive Officer. During the year ended December 31, 2025, the Company paid CanAm $31,000 (2024 – $5,000) for research and development services.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100,000 upon closing of the transaction, which is subject to regulatory approval, in addition to $500,000 upon the Company filing its first investigational new drug application, $250,000 upon the Company filing its first New Drug Application and $500,000 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended December 31, 2024, the Company paid CanAm $100,000 in consideration upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2025, included in accounts payable and accrued liabilities is $107,000 (2024 – $32,000) payable to GVI-CDS.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements or Other Financial Information

Financial Statements

The consolidated financial statements of the Company as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS, as issued by the IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 1263) as at and for the years ended December 2025, 2024 and 2023.

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

ii)

the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada), if the acquisition is subject to approval under the Bank Act (Canada), the Cooperative Credit Associations Act (Canada), the Insurance Companies Act(Canada) or the Trust and Loan Companies Act (Canada); and

iii)

the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

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

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

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

The Company believes it was a PFIC in one or more prior taxable years but does not believe that it was a PFIC for the taxable years ended December 31, 2025 and December 31, 2024, and based on current operations and financial projections, does not expect that it will be a PFIC for the taxable year ending December 31, 2026. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year ending December 31, 2026, and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

FOREIGN EXCHANGE RISK

The Company’s primary currency of operations is the Canadian dollar. Its wholly-owned operating subsidiaries primary currency of operations is the US dollar. The Company has expenditures and holds investments denominated in US dollars. During the year ended December 31, 2025, it is estimated that approximately 90% of the Company’s consolidated expenditures were denominated in a foreign currency, primarily being the US dollar and 100% of the Company’s consolidated product revenues were denominated in the US dollar. To date the Company has not entered into any future or forward contracts, or other derivative instruments, for either hedging or speculative purposes, to mitigate the impact of foreign exchange fluctuations on these costs or revenues. Based on the net exposures as at December 31, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net loss of approximately $73,000 (2024 – $184,000).

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

Under the supervision and with the participation of our management, including our CEO and CFO, the Company conducted an evaluation of the design and operation of internal control over financial reporting as of December 31, 2025, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s ICFR was effective as at December 31, 2025.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

During the year ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

Not applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As at December 31, 2025, Mr. Brent Fawkes CPA, CA, a non-employee director, was a member of the audit committee of the Company. The board of directors of the Company has determined that Mr. Fawkes (i) qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F and (ii) is independent as defined in section 803 of the NYSE American Company Guide and Rule 10A-3 of the Exchange Act. In addition, all members of the audit committee are considered financially literate under applicable Canadian laws.

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

(a) Audit fees	2025	2024
	$285,000	$236,000
Audit fees consist of fees billed for the audit of the Company’s annual financial statements.
(b) Audit-related fees	2025	2024
	$-	$-
Audit-related fees consist of fees billed for accounting consultations.
(c) Tax fees	2025	2024
	$-	$-
(d) All other fees	2025	2024
	$-	$-

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

There were no purchases of common shares during the year ended December 31, 2025 or December 31, 2024.

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

In 2025, the Company did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including the Company’s business strategy, results of operations or financial condition. Despite the efforts, the Company cannot eliminate all risks from cybersecurity threats or provide assurance that there have not been any undetected cybersecurity incidents.

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

The COO is supported by the contracted IT Specialist, who provides recommendations to the Company’s executive team with respect to security strategy, operations, and policy development and implementation. The IT Specialist contracted by the Company has over 29 years of experience with information technology security.

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable. See “Item 18 – Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in thousands of Canadian dollars. The consolidated financial statements are in the following order:

1.	Consolidated Statements of Financial Position;
2.	Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss);
3.	Consolidated Statements of Changes in Equity
4.	Consolidated Statements of Cash Flows; and
5.	Notes to Consolidated Financial Statements.

F-1

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

MEDICURE INC.

Year ended December 31, 2025

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

Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2025, 2024 and 2023, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2025, 2024 and 2023. The report from Ernst & Young LLP follows.

/s/ Albert Friesen	/s/ Haaris Uddin
Dr. Albert D. Friesen	Haaris Uddin
Chief Executive Officer	Chief Financial Officer

April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicure Inc. [the “Company”] as of December 31, 2025 and 2024, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

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

Assessment of accrual for chargebacks

Description of the matter

As described in Note 3(e) to the consolidated financial statements, revenues from product sales are recorded net of estimated chargebacks. Chargebacks result from wholesalers selling the Company’s products to end hospitals and pharmacies at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The accruals are calculated using historical experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimated chargebacks are presented within accounts payable and accrued liabilities on the consolidated statement of financial position as of December 31, 2025.

Auditing the estimated chargeback accruals is complex and judgmental due to the level of uncertainty involved in management’s estimate for products that remain in the wholesaler distribution channel as at December 31, 2025, and to the extent of product sales that are expected to be subject to chargebacks and pricing differences.

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

Valuation of intangible assets in acquisition of Gateway and West Olympia pharmacies

Description of the matter

On March 11, 2025 and June 16, 2025, the Company completed its acquisitions of Gateway Pharmacy Inc. (“Gateway”) and West Olympia Pharmacy, LLC (“West Olympia”) respectively and recognized $259,000 in finite-lived intangible assets for Gateway and $695,000 for West Olympia as disclosed in Note 4 to the consolidated financial statements. Both transactions were accounted for as a business combination.

Auditing the Company's accounting for its acquisition of Gateway and West Olympia were complex due to the significant estimation required by management to determine the fair value of the customer lists and residual goodwill. The Company used a discounted cash flow model to measure the customer lists. The significant assumptions used to estimate the value of the customer lists included discount rates, revenue growth rates and attrition rates. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

To test the estimated fair value of the finite-lived intangible assets customer lists, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. We compared the revenue growth rate assumptions to current industry, market and economic trends, to the historical results of the acquired business and to other guidelines used by companies within the same industry. We involved internal valuation specialists to assist in our evaluation of the discount rate, revenue growth rates and the attrition rates. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the fair value of the finite-lived intangible assets.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Winnipeg, Canada

April 23, 2026

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars)

As at December 31	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$3,835	$7,191
Accounts receivable	5	4,817	5,298
Inventories	6	2,942	3,282
Prepaid expenses		293	126
Total current assets		11,887	15,897
Non‑current assets:
Property and equipment	7	945	955
Intangible assets	8	7,748	9,354
Goodwill	9	4,260	3,375
Other assets		109	98
Total non‑current assets		13,062	13,782
Total assets		$24,949	$29,679
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$10,587	$7,932
Income taxes payable	12	90	95
Current portion of lease obligations	10	464	368
Acquisition payable	4	388	-
Holdback payable	4	84	-
Total current liabilities		11,613	8,395
Non‑current liabilities
Lease obligations	10	427	506
Total non‑current liabilities		427	506
Total liabilities		12,040	8,901
Equity:
Share capital	11(b)	81,014	81,014
Contributed surplus		11,055	10,919
Accumulated other comprehensive loss		(5,172)	(4,264)
Deficit		(73,988)	(66,891)
Total equity		12,909	20,778
Total liabilities and equity		$24,949	$29,679
Commitments and contingencies	15(a) & 15(d)

On behalf of the board

“Dr. Albert D. Friesen”	“Mr. Brent Fawkes”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Loss and Comprehensive Income (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2025	2024	2023
Revenue, net
Product sales, net		$28,855	$21,907	$21,694
Cost of goods sold	6 & 8	17,107	8,818	7,705
Gross profit		11,748	13,089	13,989

Expenses
Selling	16	10,462	7,981	8,306
General and administrative	16	4,995	4,764	4,131
Research and development	16	3,179	3,081	2,406
		18,636	15,826	14,843

Other Income:
Other Income	14	-	(1,860)	-
		-	(1,860)	-
Finance costs:
Finance income, net	13	(122)	(165)	(65)
Foreign exchange loss, net		123	71	108
		1	(94)	43
Net loss before income taxes		$(6,889)	$(783)	$(897)
Income tax expense
Current	12	(208)	(256)	(25)
Deferred	12	-	-	-
		(208)	(256)	(25)
Net loss		$(7,097)	$(1,039)	$(922)
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:		(908)	1,725	(531)

Comprehensive Income (loss)		$(8,005)	$686	$(1,453)

Loss per share
Basic	11(d)	$(0.68)	$(0.10)	$(0.09)
Diluted	11(d)	$(0.68)	$(0.10)	$(0.09)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars) (continued on next page)

Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated Deficit	Total
Balance, December 31, 2024		$81,014	$10,919	$(4,264)	$(66,891)	$20,778
Net loss for the year ended December 31, 2025		-	-	-	(7,097)	(7,097)
Other comprehensive income for the year ended December 31, 2025		-	-	(908)	-	(908)
Transactions with owners, recorded directly in equity
Share-based compensation	11(c)	-	136	-	-	136
Total transactions with owners		-	136	-	-	136
Balance, December 31, 2025		$81,014	$11,055	$(5,172)	$(73,988)	$12,909

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2023		$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net profit for the year ended December 31, 2024		-	-	-	(1,039)	(1,039)
Other comprehensive loss for the year ended December 31, 2024		-	-	1,725	-	1,725
Transactions with owners, recorded directly in equity
Share-based compensation	11(c)	-	196	-	-	196
Total transactions with owners		-	196	-	-	196
Balance, December 31, 2024		$81,014	$10,919	$(4,264)	$(66,891)	$20,778

Attributable to shareholders of the Company
	Note	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2022		$80,917	$10,476	$(5,458)	$(64,930)	$21,005
Net profit for the year ended December 31, 2023		-	-	-	(922)	(922)
Other comprehensive Income for the year ended December 31, 2023		-	-	(531)	-	(531)
Transactions with owners, recorded directly in equity
Stock options exercised		97	(41)	-	-	56
Share-based compensation	11(c)	-	288	-	-	288
Total transactions with owners		97	247	-	-	344
Balance, December 31, 2023		$81,014	$10,723	$(5,989)	$(65,852)	$19,896

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

For the year ended December 31	Note	2025	2024	2023
Cash (used in) provided by:
Operating activities:
Net loss for the year		$(7,097)	$(1,039)	$(922)
Adjustments for:
Current income tax expense	13	208	256	25
Amortization of property and equipment	7	494	438	434
Amortization of intangible assets	8	2,152	1,876	1,736
Share‑based compensation	11(c)	136	196	288
Write-down of inventories, net of recoveries	6	458	78	277
Finance income, net	13	(122)	(165)	(65)
Unrealized foreign exchange loss		123	71	108
Change in the following:
Accounts receivable		227	150	760
Inventories		109	(207)	(31)
Prepaid expenses		(204)	237	(26)
Other assets		-	(18)	-
Accounts payable and accrued liabilities		2,948	(494)	(236)
Interest received (paid), net	13	188	175	48
Income taxes paid, net	12	(180)	(177)	(61)
Royalties paid	14(c)	-	-	(256)
Cash flows from operating activities		(560)	1,377	2,079
Investing activities:
Acquisition of intangible assets	8	-	(739)	(270)
Acquisition of Gateway Pharmacy	4	(542)
Acquisition of West Olympia Pharmacy	4	(1,500)	-	-
Cash used in investing activities		(2,042)	(739)	(270)
Financing activities:
Repayment of lease liability	10	(415)	(370)	(353)
Stock options exercised	11(c)	-	-	56
Cash used in financing activities		(415)	(370)	(297)
Foreign exchange gain (loss) on cash held in foreign currency		(339)	554	-
Increase in cash and cash equivalents		(3,356)	822	1,512
Cash and cash equivalents, beginning of period		7,191	6,369	4,857
Cash and cash equivalents, end of year		$3,835	$7,191	$6,369

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

1. Reporting entity

Medicure Inc. (the “Company”) is a company domiciled and incorporated in Canada and as of October 24, 2011, its common shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company’s common shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company’s Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company’s shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company’s registered office is 2‑1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

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

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc., acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading mail-order pharmacy serving customers across the United States.

On March 11, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Gateway Medical Pharmacy Inc. (“Gateway Pharmacy”), an independent retail pharmacy located in Portland, Oregon.

On June 16, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating West Olympia Pharmacy, LLC (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington.

The Company’s ongoing research and development activities include the continued development of MC-1 which is used for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency.

2. Basis of preparation of the consolidated financial statements

(a) Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 23, 2026.

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

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2025:

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

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets acquired as part of business combinations

•	Note 3(I): Impairment of non-financial assets

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

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries Medicure International Inc., Medicure Pharma Inc., and Medicure Pharma Europe Limited. In addition, Marley Drug, Inc., Gateway Medical Pharmacy, and West Olympia Pharmacy are all subsidiaries of Medicure Pharma Inc., and are consolidated with these financial statements. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

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

Acquisition payables resulting from a business combinations are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below.

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

(e) Revenue from contracts with customers

As of December 31, 2025, excluding Marley Drug, Gateway Medical Pharmacy and West Olympia Pharmacy, (collectively the “Pharmacy Business Segment”), the Company has two commercially available products that generated revenue for the year ended December 31, 2025, AGGRASTAT® and ZYPITAMAG® (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies, with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, at the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

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

Through the Pharmacy Business Segment, the Company operates its retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users, being individual patients. Revenue for in-store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

(f) Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

(g) Inventories

Inventories consist of unfinished product (raw material in the form of active pharmaceutical ingredients and packaging materials) and finished commercial product, which are available for sale either to wholesale, pharmacy and hospital customers or through the Pharmacy Business Segment direct to patients, and are measured at the lower of cost and net realizable value.

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

(i) Right-of-use asset

The right-of-use asset is initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently amortized from the commencement date to the earliest of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

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

(s) New standard not yet adopted

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

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

4. Business combinations

On March 11, 2025, the Company acquired 100% of the outstanding shares of Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon, for total cash consideration of CAD$838 (USD$580) plus the cost of inventory. The purchase price is to be paid in two installments, with USD$290 paid upon closing of the agreement, and an additional USD$290 (the “Anniversary Payment”) to be paid on March 11, 2026, one year subsequent to the closing of the transaction. At the time of acquisition, it was determined that the seller had CAD$124 of inventory which has also been paid to the seller. The acquisition of Gateway Pharmacy provides the Company with additional business opportunities and synergies, which include reduced shipping costs to customers located in the state of Oregon, in addition to increasing the Company’s ability to provide compounded medications to its current customer base.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	$124
Property and equipment	81
Right of use asset	80
Customer lists	259
Goodwill	460
Current portion of lease obligation	(56)
Lease obligation	(24)
Net assets acquired	$924
Summary of purchase consideration
Cash paid	$542
Acquisition Payable	382
Purchase consideration	$924

As at December 31, 2025, the Anniversary Payment is recorded at its estimated present value of $388 using a discount rate of 10% and is recorded within Acquisition Payable on the condensed consolidated statement of financial position. Subsequent to year-end, on March 11, 2026, the Company paid the Anniversary Payment to the seller of Gateway Pharmacy, in the amount of USD$290 (CAD$394).

Transaction costs relating to the Gateway Pharmacy acquisition were $13 and were included in general and administrative expenses for the year ended December 31, 2025.

From the date of acquisition, March 11, 2025, to December 31, 2025, Gateway Pharmacy contributed $2,807 of revenue and $32 of net income before income taxes. If the acquisition had taken place as at January 1, 2025, the Company estimates that revenue through Gateway Pharmacy would have been $3,473, and net income before income taxes would have been approximately $40. None of the goodwill recognized is expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

4. Business combinations (continued)

On June 16, 2025, the Company completed the acquisition of 100% of the outstanding shares of West Olympia Pharmacy (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington, for total consideration of CAD$1,716 (USD$1,266). The purchase price includes a holdback of USD$60, payable to the seller on the first anniversary of the acquisition, together with USD$3 of accrued interest. Any liabilities settled by the Company on behalf of the seller will be deducted from the holdback payable amount. The purchase price also includes inventory on hand as of the acquisition date, valued at CAD$259, which has been paid to the seller. The acquisition of West Olympia Pharmacy provides the Company with additional business opportunities and synergies, which include reduced shipping costs to customers located in the state of Washington, and greater purchasing power with regards to purchasing inventory from the Company’s wholesalers.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	259
Property and equipment	24
Right of use asset	316
Customer lists	695
Goodwill	603
Current portion of lease obligation	(56)
Lease obligation	(260)
Net assets acquired	$1,581
Summary of purchase consideration
Cash paid	$1,500
Holdback payable	81
Purchase consideration	$1,581

As at December 31, 2025, the Holdback payable is recorded at its fair value of $84 and is recorded within Holdback payable on the condensed consolidated statement of financial position.

Transaction costs relating to the West Olympia Pharmacy acquisition were $21 and are included within general and administrative expenses for the year ended December 31, 2025.

From the date of acquisition, June 16, 2025, to December 31, 2025, West Olympia Pharmacy contributed $4,678 of revenue and $112 of net income before income taxes. If the acquisition had taken place as at January 1, 2025, the Company estimates that revenue through West Olympia Pharmacy would have been $8,624, and net income before income taxes would have been approximately $207. None of the goodwill recognized is expected to be deductible for tax purposes.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

5. Accounts receivable

As at December 31	2025	2024
Trade accounts receivable	$4,722	$5,263
Other accounts receivable	95	35
	$4,817	$5,298

As at December 31, 2025, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 67% in aggregate (Customer A – 22%, Customer B – 14%, Customer C – 31%).

As at December 31, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 82% in aggregate (Customer A – 27%, Customer B – 12%, Customer C – 43%).

During the year ended December 31, 2025, the Company did not record any write-offs of accounts receivable (2024 – nil; 2023 – nil).

6. Inventories

As at December 31	2025	2024
Finished commercial product available for sale	$1,744	$2,453
Finished retail pharmacy product available for sale	886	396
Unfinished product and packaging materials	312	433
	$2,942	$3,282

Inventories expensed as part of cost of goods sold during the year ended December 31, 2025, amounted to $16,016 (2024 – $8,400; 2023 – $7,051). During the year ended December 31, 2025,the Company wrote off inventory of $458, which the Company determined to be expired/unusable. During the year ended December 31, 2024, the Company recorded a recovery of $281 in relation to insurance proceeds received by the Company for previously written off inventory, offsetting this recovery, is a $78 write down of inventory which the Company determined to be expired/unusable. During the year ended December 31, 2023, the Company wrote off inventory of $277, that had expired or was otherwise unusable. All inventory recoveries and write-offs are recorded within cost of goods sold on the consolidated statements of net loss and comprehensive income (loss).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

7. Property and equipment

Cost	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2023	$934	$182	$1,915	$3,031
Additions	-	-	613	613
Effect of movements in exchange rates	53	1	55	109
At December 31, 2024	$987	$183	$2,583	$3,753
Additions - business combinations (note 4)	105	-	396	501
Effect of movements in exchange rates	(34)	(1)	(33)	(68)
At December 31, 2025	$1,058	$182	$2,946	$4,186

Accumulated amortization	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2023	$724	$174	$1,397	$2,295
Amortization	120	2	316	438
Effect of movements in exchange rates	33	1	31	65
At December 31, 2024	$877	$177	$1,744	$2,798
Amortization	109	2	383	494
Effect of movements in exchange rates	(28)	-	(23)	(51)
At December 31, 2025	$958	$179	$2,104	$3,241

Carrying amounts	Computers and equipment	Leasehold improvements	Right of use assets	Total
At December 31, 2024	$110	$6	$839	$955
At December 31, 2025	$100	$3	$842	$945

During the year ended December 31, 2025, amortization of property and equipment totaling $3 and $491 (2024 – $13 and $425; 2023 – $13 and $421) is within selling expenses and general and administrative expenses, respectively, on the consolidated statements of net loss and comprehensive income (loss).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

8. Intangible assets

Cost	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	100	-	-	639	739
Transfer from prepaid expenses	-	-	-	-	795	795
Effect of movements in exchange rates	107	2,238	417	509	147	3,418
At December 31, 2024	$1,334	$27,724	$5,163	$6,296	$2,612	$43,129
Additions - business combinations (note 4)	-	-	-	954	-	954
Effect of movements in exchange rates	(58)	(1,316)	(245)	(305)	(125)	(2,049)
At December 31, 2025	$1,276	$26,408	$4,918	$6,945	$2,487	$42,034

Accumulated amortization	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237
Amortization	182	620	53	746	275	1,876
Effect of movements in exchange rates	56	1,890	389	296	31	2,662
At December 31, 2024	$770	$23,657	$4,830	$3,979	$539	$33,775
Amortization	185	633	54	845	435	2,152
Effect of movements in exchange rates	(40)	(1,132)	(230)	(205)	(34)	(1,641)
At December 31, 2025	$915	$23,158	$4,654	$4,619	$940	$34,286

Carrying amounts	Licenses	Patents and drug approvals	Brand names and trademarks	Customer list	Software and technology	Total
At December 31, 2024	$564	$4,067	$333	$2,317	$2,073	$9,354
At December 31, 2025	$361	$3,250	$264	$2,326	$1,547	$7,748

The Company had determined there were no indicators of impairment as at December 31, 2025 or December 31, 2024.

Intangible assets pertaining to the AGGRASTAT® patent were fully amortized.

During the year ended December 31, 2024, the Company reclassified $795 from prepaid expenses to intangible assets in connection with the successful implementation of a technology transfer to its contracted manufacturing organization. This transfer enabled the production of the Company’s AGGRASTAT® bolus vial at the contracted manufacturing facility. Following this achievement, the Company commenced commercialization of the product manufactured at the new facility during the current year. The Company has elected to amortize this asset over a period of 7 years, with 5.75 years remaining as at December 31, 2025.

For the year ended December 31, 2025, amortization of intangible assets totaling $633 (2024 - $620 and 2023 - $611) is recorded within cost of goods sold pertaining to the ZYPITAMAG® intangible assets. In addition, for the year ended December 31, 2025, $1,519 (2024 - $1,269 and 2023 – $1,125) of amortization of intangible assets is recorded within selling expenses as a result of the amortization of the intangible assets pertaining to Marley Drug, Gateway Pharmacy and West Olympia Pharmacy.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

9. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2023	$3,102
Effects of movements in exchange rates	273
At December 31, 2024	$3,375
Additions - business combinations (note 4)	1,063
Effects of movements in exchange rates	(178)
At December 31, 2025	$4,260

The additions to goodwill during the year ended December 31, 2025 were the result of the Company’s acquisitions of Gateway Pharmacy and West Olympia Pharmacy. For more information in regards to these acquisitions, see note 4 – business combinations, above.

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug, Gateway Pharmacy and West Olympia Pharmacy acquisitions. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug, Gateway Pharmacy and West Olympia Pharmacy are included, has been determined based on value in use for the year ended December 31, 2025.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2025, was 13.00%.

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

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the assessment completed at December 31, 2025 was approximately 2% on average over the forecast period.

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

With the Company’s recent acquisition of Gateway Pharmacy, the Company acquired a lease obligation and corresponding right-of-use asset. The lease is for Gateway Pharmacy’s 1,157 square foot retail space, located in Portland Oregon. The original lease was signed on July 11, 2017, with an expiration date of July 10, 2026. The current annual rental obligation to the Company is $57, and the discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset is 5.50%.

With the Company’s acquisition of West Olympia Pharmacy during the current year, the Company acquired a lease obligation and corresponding right-of-use asset. The lease is for West Olympia Pharmacy’s 1,731 square foot retail space, located in Olympia, Washington. The original lease was set to expire as of December 31, 2025. The Company signed a 60-month lease extension on May 22, 2025, with the lease now set to expire on December 31, 2030. The current annual rental obligation to the Company is $58, and the discount rate used by the Company in calculating the lease obligation relating to the right-of-use asset is 5.50%.

	Incremental borrowing rate %	Maturity	2025	2024
Current	4.00 - 6.00	2026	$464	$368
Non-current	4.00 - 6.00	2027 - 2030	427	506
Lease liability			$891	$874

During the year ended December 31, 2025, the Company paid a total of $415 (2024 - $370) in lease payments, resulting from the lease obligations indicated above.

11. Capital stock

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

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

11. Capital stock (continued)

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, December 31, 2024	10,436,313	$81,014
Balance, December 31, 2025	10,436,313	$81,014

(1)	During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

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

Changes in the number of options outstanding during the year ended December 31, 2025 is as follows:

Year ended December 31, 2024	Options	Weighted average exercise price
Balance, beginning of year	1,237,700	$1.72
Granted	40,000	1.25
Forfeited, cancelled or expired	(115,700)	(1.55)
Balance, end of year	1,162,000	$1.24
Options exercisable, end of year	582,000	$1.23

Changes in the number of options outstanding during the years ended December 31, 2024, and 2023 are as follows:

Year ended December 31	2024		2023
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,477,700	$1.72	638,400	$3.05
Granted	-	-	1,205,000	1.25
Exercised	-	-	(185,000)	0.30
Forfeited, cancelled or expired	(240,000)	(4.02)	(180,700)	(4.76)
Balance, end of period	1,237,700	$1.27	1,477,700	$1.72
Options exercisable, end of period	385,700	$1.31	332,700	$3.32

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

11. Capital stock (continued)

(c) Stock option plan (continued)

Options outstanding at December 31, 2025 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	0.58 years	$1.10	60,000
$1.11 - $1.25	1,102,000	7.07 years	$1.25	522,000
$1.10 ‑ $2.00	1,162,000	6.74 years	$1.23	582,000

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2025 is $136 (2024 – $196; 2023 – $288). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the options granted during the year ended December 31, 2025 was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model with the inputs detailed below:

Years ended December 31:	2025
Expected option life	4.8 years
Risk-free interest rate	2.86%
Dividend yield	nil
Expected volatility	58.96%

There were no options granted by the Company during the year ended December 31, 2024.

(d) Per share amounts

The following table reflects the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2025, 2024 and 2023:

Year ended December 31	2025	2024	2023
Basic net loss per share	$(0.68)	$(0.10)	$(0.09)
Diluted loss per share	$(0.68)	$(0.10)	$(0.09)

The following table reflects the loss used in the basic and diluted loss per share computations for the years ended December 31, 2025, 2024 and 2023:

Year ended December 31	2025	2024	2023
Net loss	$(7,097)	$(1,039)	$(922)

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

11. Capital stock (continued)

(d) Per share amounts (continued)

The following table reflects the share data used in the denominator of the basic and diluted earnings (loss) per share computations for the years ended December 31, 2025, 2024 and 2023:

Year ended December 31	2025	2024	2023
Weighted average shares outstanding for basic loss per share	10,436,313	10,436,313	10,436,313
Weighted average shares outstanding for diluted loss per share	10,436,313	10,436,313	10,436,313

Effects of dilution from 60,000 stock options (2024 – nil; 2023 – 1,225,000) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the year ended December 31, 2025 as they are anti-dilutive.

12.  Income taxes

The Company recorded income tax expense for the year ended December 31, 2025 totaling $208 (2024 – $256; 2023 – $25) and did not recognize any deferred income tax expense for the year ended December 31, 2025 (2024 – nil; 2023 - nil).

As at December 31, 2025 and 2024, deferred tax assets have not been recognized with respect to the following timing differences. The scientific research and experimental development deferred tax assets expire between 2026 and 2028.

As at December 31	2025	2024
Deferred tax assets
Scientific research and experimental development	$3,358	$3,358
Non-capital losses	3,418	3,760
Other	2,188	1,226
Total deferred tax assets	$8,964	$8,344

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net profit (loss) for the years ended December 31, 2025, 2024 and 2023 to the income tax expense is as follows:

Year ended December 31	2025	2024	2023
Net income loss before tax for the year
Canadian	$(1,494)	$(1,519)	$(1,654)
Foreign	(5,395)	736	757
	$(6,889)	$(783)	$(897)

Year ended December 31	2025	2024	2023
Canadian federal and provincial income taxes at 27% (2024 – 27%; 2023 – 27%)	$1,860	$(211)	$242
Permanent differences and other items	47	150	204
Deferred tax asset adjustments	(726)	(1,601)	(318)
Foreign tax rate in foreign jurisdictions	(768)	159	94
Change in unrecognized deferred tax assets	(621)	1,247	(247)
Total expense	$(208)	$(256)	$(25)

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

12. Income taxes (continued)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (9%), Ireland (12.50%) and the United States (21.00% - 23.50%) that is applicable to income or losses incurred by the Company’s subsidiaries.

At December 31, 2025, the Company has the following Canadian losses available for application in future years:

2037	$1,820
2040	2,774
2041	983
2042	1,664
2043	492
2044	1,723
2045	49
$9,505

At December 31, 2025, the Company has the following Barbados losses available for application in future years:

2026	$1,469
2027	4,273
2031	461
2032	3,257
$9,460

As at December 31, 2025, the Company has $90 (2024 - $95) included as income taxes payable on its consolidated statements of financial position.

13. Finance income, net

During the years ended December 31, 2025, 2024 and 2023 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2025	2024	2023
Interest income	$235	$206	$75
Remeasurement of royalty obligation	-	-	37
Accretion of acquisition payable	(27)	-	-
Bank charges and other interest	(35)	(31)	(27)
Finance expense from lease obligation	(51)	(10)	(20)
	$122	$165	$65

During the years ended December 31, 2025, 2024 and 2023, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2025	2024	2023
Interest received	$235	$206	$75
Other interest, net and banking fees	(35)	(31)	(27)
	$200	$175	$48

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

14. Commitments and contingencies

(a) Commitments

As at December 31, 2025, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2026	$2,625
2027	532
2028	68
2029	70
2030	72
$3,367

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually, based on current pricing. As at December 31, 2025, the Company had committed to acquiring €882 of AGGRASTAT® finished product inventory, which is scheduled to be received by the Company throughout 2026.

During the year ended December 31, 2025 the Company renewed its business and administration services agreement with GVI - CDS, as described in note 15(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

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

(c) Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one‑time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC‑1. Management has determined there is no value to the option to switch the royalty to MC‑1 as the product is not commercially available for sale and due to the extended long-term development timeline associated with commercialization of the product. On May 1, 2023, the royalty obligation for AGGRASTAT® concluded, as a result, the Company does not have any royalty obligation recorded with regards to AGGRASTAT®. Royalties for the year ended December 31, 2025 totaled nil (2024 – nil; 2023 – $105) with no payments made during the year ended December 31, 2025 (2024 – nil; 2023 – $256).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

14. Commitments and contingencies (continued)

(c) Royalties (continued)

 As part of the acquisition of ZYPITAMAG®, completed on September 30, 2019, the Company was obligated to pay royalties to Zydus on net sales of ZYPITAMAG®until a generic pitavastatin had been introduced within the territory in which the product is sold. During the year ended December 31, 2023, management of the Company had determined that a generic pitavastatin had been introduced within a territory in which the Company had the rights to sell ZYPITAMAG®. As a result, the Company did not record any royalties expense during the years ended December 31, 2025 or 2024 (2023 – recovery of $234). The recovery of royalties in 2023 are recorded within cost of goods sold on the consolidated statement of net loss and consolidated income (loss). As at December 31, 2025 and December 31, 2024, the Company does not have any amounts included within accounts payable and accrued liabilities relating to ZYPITAMAG® royalties on the consolidated statements of financial position.

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

Medicare Part D – Rebate Liability

In response to the Inflation Reduction Act (“IRA”) of 2022, the Centers for Medicare & Medicaid Services (“CMS”) implemented the Medicare Part D Drug Inflation Rebate Program, which requires manufacturers to remit rebates when drug price increases exceed inflation benchmarks. During fiscal 2025, CMS issued an assessment related to ZYPITAMAG® based on its interpretation of revised Average Manufacturer Price (“AMP”) data following a correction made in 2022. Although the product’s cost remained unchanged, CMS determined that the AMP correction constituted a price increase for program purposes.

As a result, the Company recognized a total rebate liability of USD$1,563 (CAD$2,142) for the periods October 1, 2022–September 30, 2024, which has been recorded within accounts payable and accrued liabilities as at December 31, 2025. The Company, in consultation with legal counsel, remitted the payment to CMS subsequent to year-end to avoid further penalties, and has contacted CMS regarding recovery of the payment through the program’s reconciliation process.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

14. Commitments and contingencies (continued)

           (d) Contingencies (continued)

 As at December 31, 2025, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation.

On December 4, 2025, the Company entered into a settlement agreement with the plaintiff, resulting in the Company agreeing to pay $40 USD to the plaintiff. In addition, a second settlement payment is owed to the plaintiff in the amount of $45 USD should certain conditions be met. The Company has created a provision in the amount of $45 USD ($62 CAD) in relation to this contingent liability. No future legal claims are to be placed on either party and the terms of the agreement are to remain confidential.

15. Related party transactions

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

In addition to their salaries, the Company also provides non‑cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2025	2024	2023
Salaries, fees and short-term benefits	$758	$726	$633
Share-based payments	68	112	164
	$826	$838	$797

(b) Transactions with related parties

Directors and key management personnel control 27% of the voting shares of the Company as at December 31, 2025 (2024 – 27%).

During the year ended December 31, 2025, the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $85 (2024 – $85; 2023 – $85) for business administration services, $222 (2024 – $222; 2023 – $222) in rental costs, $44 (2024 – $44; 2023 – $36) for information technology support services, and $468 (2024 – $439; 2023 – $318) for clinical research services. As described in note 14(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. (“CanAm”), a company controlled by the Chief Executive Officer. During the year ended December 31, 2025, the Company paid CanAm $31 (2024 – $5; 2023 – $7) for research and development services.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

15. Related party transactions (continued)

                  (b) Transactions with related parties (continued)

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5’-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended December 31, 2024, the Company paid CanAm $100 in consideration upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2025, included in accounts payable and accrued liabilities is $107 (2024 – $32) payable to GVI-CDS.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at December 31, 2025, there are no outstanding amounts (2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective March 1, 2023, the rate was changed to $10 per month, increasing to $11 per month effective January 1, 2024, and subsequently increasing to $13 per month effective May 01, 2024. Effective January 1, 2025, the rate changed to $14 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at December 31, 2025, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2024 - nil).

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

16. Expenses by nature

Expenses incurred for the years ended December 31, 2025, 2024 and 2023 are as follows:

Year ended December 31	2025	2024	2023
Personnel expenses
Salaries, fees and short-term benefits	$4,856	$3,957	$4,170
Share‑based payments	136	196	288
	4,992	4,153	4,458
Amortization	2,647	2,307	2,170
Research and development	2,920	2,870	2,101
Manufacturing	70	160	261
Inventory material costs	16,016	8,400	7,051
Write-down (recovery) of inventory	458	(203)	277
Medical affairs	46	65	27
Administration	1,164	962	554
Selling and logistics	6,199	4,727	4,961
Professional fees	1,232	1,203	688
	$35,744	$24,644	$22,548

17. Financial instruments

(a) Financial assets and liabilities

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

The investment in Sensible Medical is carried at FVOCI and has a carrying value as at December 31, 2025 and 2024 of one dollar.

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

The fair value hierarchy of the following financial liabilities on the consolidated statement of financial position as at December 31, 2025 is as follows:

	Level 1	Level 2	Level 3
Financial liabilities
Acquisition payable	$-	$-	$388
Holdback payable	$-	$-	$84

Acquisition payable: As at December 31, 2025, there was an acquisition payable liability recorded of $388. The acquisition payable liability recorded in the current year related to the Company’s acquisition of Gateway Pharmacy, as described in note 4. Determining the value of this liability required determining an appropriate discount rate in addition to other assumptions made.

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

17. Financial instruments (continued)

(a) Financial assets and liabilities (continued)

 There were no financial liabilities measured at fair value on the consolidated statement of financial position as at December 31, 2024.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

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

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2025	2024
Cash and cash equivalents	$2,797	$4,882
Accounts receivable	3,445	3,658
Other assets	79	68
Accounts payable and accrued liabilities	(7,001)	(4,662)
Income taxes payable	(66)	(66)
Current portion of lease obligation	(173)	(103)
Lease obligation	(195)	(100)
Acquisition payable	(283)	-
Holdback payable	(62)	-
	$(1,459)	$3,677

Based on the above net exposures as at December 31, 2025, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company’s net loss of approximately $73 (2024 – $184).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2025, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding decrease or increase, respectively on the Company’s net loss of approximately $38 (2024 - $72).

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

The Company is subject to a concentration of credit risk related to its accounts receivable as 67% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2025, none of the outstanding accounts receivable were outside of the normal payment terms. The Company did not record any write-offs during the year ended December 31, 2025 or 2024. As at December 31, 2025 and 2024, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts. The Company considers a financial asset in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2025.

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

19. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers for the years ended December 31, 2025, 2024 and 2023 was 100% from sales to customers in the United States.

During the year ended December 31, 2025, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 24%, Customer B accounted for 23%, Customer C accounted for 49% and the remaining four customers accounted for approximately 4% of revenue.

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

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

As at December 31	2025	2024
Canada	$374	$578
United States	9,325	9,038
Barbados	3,254	4,068
	$12,953	$13,684

Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except per share amounts)

19. Segmented information (continued)

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the year ended December 31, 2025 and December 31, 2024:

For the year ended December 31, 2025	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$8,569	$20,286	$28,855
Cost of goods sold	(4,325)	(12,782)	(17,107)
Operating expenses	(12,375)	(6,261)	(18,636)
Finance income (expense), net	(63)	185	122
Foreign exchange loss	(123)	-	(123)
Income (loss) before income taxes	$(8,317)	$1,428	$(6,889)

For the year ended December 31, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$11,076	$10,831	$21,907
Cost of goods sold	(3,886)	(4,932)	(8,818)
Operating expenses	(12,325)	(3,501)	(15,826)
Other income	1,860	-	1,860
Finance income (expense), net	(19)	184	165
Foreign exchange loss	(71)	-	(71)
Income (loss) before income taxes	$(3,365)	$2,582	$(783)

ITEM 19. EXHIBITS

Number	Exhibit

1.	Articles of Incorporation and Bylaws:

1.1	Medicure’s Articles of Incorporation dated September 15, 1997 [1]

1.2	Lariat’s Articles of Incorporation dated June 3, 1997 [1]

1.3	Medicure’s Certificate of Continuance from Manitoba to Alberta dated December 3, 1999 [1]

1.4	Certificate of Amalgamation for Medicure and Lariat dated December 22, 1999 [1]

1.5	Medicure’s Certificate of Continuance from Alberta to Canada dated February 23, 2000 [1]

1.6	Amended Certificate of Continuance and Articles of Continuance dated February 20, 2003 [3]

1.7	Certificate of Amendment dated November 1, 2012 [10]

1.8	Bylaw No. 1A [10]

1.9	Bylaw No. 2 [8]

4.	Material Contracts and Agreements:

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

102

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

103

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

104

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2026

ON BEHALF OF THE CORPORATION,

MEDICURE INC.

per: